     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1999


                                                      REGISTRATION NO. 333-76531

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          VERITAS HOLDING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            77-0507675
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

             1600 PLYMOUTH STREET, MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 335-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  MARK LESLIE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
             1600 PLYMOUTH STREET, MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 335-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              LARRY W. SONSINI, ESQ.                             GORDON K. DAVIDSON, ESQ.
              JOHN T. SHERIDAN, ESQ.                             JACQUELINE A. DAUNT, ESQ.
                JULIA REIGEL, ESQ.                                 HORACE L. NASH, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                         JEFFREY R. VETTER, ESQ.
             PROFESSIONAL CORPORATION                               FENWICK & WEST LLP
                650 PAGE MILL ROAD                                 TWO PALO ALTO SQUARE
            PALO ALTO, CALIFORNIA 94304                         PALO ALTO, CALIFORNIA 94306
                  (650) 493-9300                                      (650) 494-0600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the earlier to occur of the effective time of the consummation of the NSMG combination or the TeleBackup combination as described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]


     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 [VERITAS LOGO]

Dear Stockholders:


     VERITAS Software Corporation will hold a special meeting of our stockholders at 1600 Plymouth Street, Mountain View, California on May 27, 1999 at 8:00 a.m. Pacific time.


     At the meeting, we will ask you to vote on a proposal to combine our company with Seagate Software's Network & Storage Management Group business. If it is approved, you and our option holders and our holders of our convertible debt will collectively own about 60% of the combined company, New VERITAS, on an as-converted basis. After the combination, New VERITAS will own VERITAS as a subsidiary and will directly own the Network & Storage Management business and you will become a stockholder of New VERITAS, the new parent company.

     After careful consideration, our board of directors unanimously approved this proposed combination and concluded that it is in the best interests of VERITAS and you, our stockholders.

     At the meeting, you will also be asked to vote on some additional proposals which are described on the following page.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSED COMBINATION AND EACH OF THE ADDITIONAL PROPOSALS.

     A notice of the meeting and a disclosure document relating to the proposed combination and other proposals are enclosed. The disclosure document describes the proposals in detail and presents significant related information. Please read it carefully.

     We invite you to attend the meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy and return it to us in the enclosed envelope. If you attend the meeting, you may vote in person if you wish, even if you have previously returned your proxy. It is important that your shares be represented and voted at the meeting.

     You will not be required to exchange your VERITAS stock certificates for New VERITAS certificates. DO NOT SEND YOUR CERTIFICATES.

                                       Sincerely,
                                       /s/ Mark Leslie

                                       Mark Leslie
                                       President and Chief Executive Officer

     THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT INVOLVE NUMEROUS RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 22.

     This document also relates to the issuance of up to 102,200,433 shares of New VERITAS common stock in connection with the business combinations described inside this document. We anticipate that this stock will be traded on the Nasdaq National Market under the symbol "VRTS."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            THE DATE OF THIS DISCLOSURE DOCUMENT IS APRIL 21, 1999.

                                 [VERITAS LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To our Stockholders:


     We will hold a special meeting of VERITAS Software Corporation stockholders at 8:00 a.m. Pacific time on May 27, 1999, at 1600 Plymouth Street, Mountain View, California, to consider and vote on proposals:


     - To combine our company with the Network & Storage Management Group business of Seagate Software, Inc. and to issue stock options to the employees of that business who exchange their Seagate Software stock options in the combination. In the combination, VERITAS will become a subsidiary of a new parent company, which we call New VERITAS, and Seagate will contribute to New VERITAS the assets of its Network & Storage Management Group business.

     - To amend our certificate of incorporation to create a new class of special voting stock to be issued in connection with our proposed combination with TeleBackup Systems Inc.

     - To amend our certificate of incorporation if the Network & Storage Management Group business transaction is not approved, to increase the authorized number of shares of common stock from 75,000,000 to 500,000,000.

     - To amend our 1993 Employee Stock Purchase Plan to (1) increase the number of shares reserved for issuance from 2,250,000 to 4,000,000, (2) provide for an automatic annual increase in the number of shares reserved for issuance under the plan in the amount of 1% of the outstanding shares and
       (3) add an extra offering period if the NSMG combination is completed before August 16, 1999.

     - To amend our 1993 Equity Incentive Plan to increase the number of shares reserved for issuance from 9,225,000 to 16,000,000.

     - To amend our 1993 Equity Incentive Plan to provide for automatic annual increases in the number of shares reserved for issuance in the amount of 4.5% of the outstanding shares.

     No other business will be considered at the meeting.

     These proposals are more fully described in the disclosure document that accompanies this notice.


     The close of business on April 20, 1999 is the record date for the determination of our stockholders entitled to vote at this meeting.


                                          /s/ Jay Jones

                                          Jay Jones
                                          Vice President and General Counsel
Mountain View, California

April 21, 1999


TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

                                      LOGO

Dear Seagate Software Stockholder:

     We have agreed to combine our Network & Storage Management Group business with VERITAS Software Corporation. Seagate Software and the Network & Storage Management Group's employees will receive approximately 40% of the combined company, New VERITAS. After the combination, New VERITAS will own VERITAS and our Network & Storage Management Group business. Our employees who become employees of New VERITAS will have the opportunity to exchange their existing Seagate Software stock options for similar options to buy stock of New VERITAS. After the combination is completed, we will continue to operate our Information Management Group business.


     We have scheduled a special meeting of our stockholders at 915 Disc Drive, Scotts Valley, California 95066 on May 27, 1999, at 8:00 a.m., Pacific time.


     The enclosed materials give you detailed information about the contribution of the Network & Management Storage Group business to New VERITAS. The materials also include four other ballot items that we will propose at our special meeting. We encourage you to read the enclosed materials in their entirety.

     We cordially invite you to attend the special meeting in person. YOUR VOTE IS VERY IMPORTANT. If you attend, you may vote in person if you wish, even though you have previously returned your proxy.

     I enthusiastically support the combination of VERITAS and our Network & Storage Management Group business and join with the Seagate Software board of directors in unanimously recommending that you vote in favor of the combination.

                                          /s/ Stephen J. Luczo
                                          ----------------------------------
                                          Stephen J. Luczo
                                          Chairman of the Board of Directors

     THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT INVOLVE NUMEROUS RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 22.

     This document also relates to the issuance of up to 102,200,433 shares of New VERITAS common stock in connection with the business combinations described inside this document. We anticipate that this stock will be traded on the Nasdaq National Market under the symbol "VRTS."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            THE DATE OF THIS DISCLOSURE DOCUMENT IS APRIL 21, 1999.

                                      LOGO
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To our Stockholders:


     We will hold a special meeting of stockholders of Seagate Software, Inc., a Delaware corporation, on May 27, 1999, at 915 Disc Drive, Scotts Valley, California 95066, at 8:00 a.m., Pacific time, to consider and vote on the following proposals:


     - To approve the contribution of our Network & Storage Management Group business to VERITAS Holding Corporation, which will become the parent company of VERITAS Software Corporation, and to adopt the related agreement and plan of reorganization. In the combination, Seagate Software and the employees of the Network & Storage Management Group business will receive 40% of the parent company.

     - To elect directors.

     - To approve an amendment of our certificate of incorporation.

     - To amend our 1996 Stock Option Plan to increase the number of shares authorized for grant and issuance by 4,000,000 shares and to approve the material terms of such plan.

     - To ratify the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending July 2, 1999.

     - To transact such other business as may properly come before the meeting.

The contribution of our Network & Storage Management Group business to the new combined company and the related transactions, as well as the other proposals set forth above, are more fully described in the materials accompanying this notice. Stockholders of record at the close of business on March 31, 1999, are entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof.
                                     /s/ Susan J. Wolfe
                                     ----------------------------------
                                     Susan J. Wolfe
                                     Vice President of Legal Affairs
                                     and Corporate Secretary

Scotts Valley, California

April 21, 1999


     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS LISTED ABOVE.

                                      LOGO

                            TELEBACKUP SYSTEMS INC.


April 21, 1999


Dear Shareholders:


     You are invited to a special meeting of our shareholders to be held at the head office of TeleBackup, 200, 119-14th Street N.W., Calgary, Alberta on May 26, 1999, at 3:00 p.m. Calgary time.


     At this meeting we will ask you to consider and approve a plan of arrangement under the provisions of the Business Corporations Act (Alberta) involving TeleBackup, VERITAS Software Corporation, a new holding company we refer to as New VERITAS and other VERITAS subsidiaries incorporated for the purpose of implementing the plan of arrangement.

     Under the plan of arrangement, in exchange for each TeleBackup common share you own, you will receive:

          - a fraction of an exchangeable share of a subsidiary of New VERITAS if you are a Canadian resident and you make the necessary election -- each exchangeable share will be exchangeable for one share of New VERITAS common stock; or

          - a fraction of a share of New VERITAS common stock if you are not a Canadian resident or if you do not elect to exchange your TeleBackup common shares for exchangeable shares.

     At March 31, 1999 the fraction, sometimes referred to as the TeleBackup exchange ratio, was 0.13233. This exchange ratio may change prior to the meeting for the reasons described in this document. You can call 1-877-305-3753 in North America to get the current exchange ratio.

     If New VERITAS completes its acquisition of Seagate Software's Network & Storage Management Group business, TeleBackup shareholders will own approximately 1.59% of New VERITAS. Otherwise, TeleBackup shareholders will own approximately 2.59% of VERITAS.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO APPROVE THE PLAN OF ARRANGEMENT.

     Please carefully consider the accompanying material, which provides a detailed description of the plan of arrangement. If you require assistance, consult your financial, income tax or other professional advisors.

     IF YOU ARE A CANADIAN RESIDENT AND YOU WISH TO RECEIVE EXCHANGEABLE SHARES RATHER THAN SHARES OF NEW VERITAS OR VERITAS COMMON STOCK IMMEDIATELY UPON COMPLETION OF THE PLAN OF ARRANGEMENT, YOU MUST COMPLETE THE ENCLOSED ELECTION FORM AND FORWARD IT IN THE ENCLOSED ENVELOPE SO AS TO REACH MONTREAL TRUST COMPANY OF CANADA, CORPORATE TRUST DEPARTMENT, SUITE 600, 530-8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8 NOT LATER THAN 4:30 P.M. CALGARY TIME ON THE BUSINESS DAY BEFORE THE TELEBACKUP MEETING. FAILURE TO ELECT TO RECEIVE EXCHANGEABLE SHARES WILL RESULT IN A TAXABLE DISPOSITION OF TELEBACKUP COMMON SHARES AT THEIR FAIR MARKET VALUE.

     All shareholders will receive a letter of transmittal instructing you how to exchange your TeleBackup common shares if the plan of arrangement is approved. DO NOT SEND YOUR CERTIFICATES AT THIS TIME.

                                       Yours very truly,

                                       /s/ Dr. Byron Osing
                                       -----------------------------
                                       Dr. Byron Osing
                                       President

     THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT INVOLVE NUMEROUS RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 22.

     This document also relates to the issuance of up to 102,200,433 shares of New VERITAS common stock in connection with the business combinations described inside this document. We anticipate that this stock will be traded on the Nasdaq Market under the symbol "VRTS".

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


            THE DATE OF THIS DISCLOSURE DOCUMENT IS APRIL 21, 1999.

                                      logo

                            TELEBACKUP SYSTEMS INC.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


     We will hold a special meeting of the shareholders of Telebackup Systems Inc. at the head office of TeleBackup, 200, 119-14th Street N.W., Calgary, Alberta, on May 26, 1999, at 3:00 p.m. Calgary time for the following purposes:


(1) To consider a special resolution, the full text of which is set forth in Appendix O to this document, to approve a proposed plan of arrangement under
    Section 186 of the Business Corporations Act (Alberta) and the associated amended and restated combination agreement dated April 12, 1999 between TeleBackup, VERITAS Software Corporation and VERITAS Holding Corporation; and

(2) To consider any other matters as may properly come before the meeting.

     In the event that VERITAS Software Corporation completes its proposed combination with the Seagate Software, Inc. Network & Storage Management Group business, which is described in the enclosed materials, our combination will be implemented with VERITAS Holding Corporation. If VERITAS Software Corporation does not complete the proposed combination with the Network & Storage Management Group business, our combination will be implemented with VERITAS Software Corporation.

     Each person who is a registered holder of TeleBackup common shares at the close of business on April 19, 1999 is entitled to notice of, and to attend and vote at the TeleBackup meeting. Any person acquiring TeleBackup common shares after that date may, on proof of ownership of the shares, demand not later than 10 days before the TeleBackup meeting that his or her name be included in the list of persons entitled to attend and vote at the TeleBackup meeting.


     UNDER AN AMENDED ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA DATED APRIL 20, 1999, EACH PERSON WHO IS A REGISTERED HOLDER OF TELEBACKUP COMMON SHARES AT THE CLOSE OF BUSINESS ON APRIL 19, 1999 HAS BEEN GRANTED THE RIGHT TO DISSENT WITH RESPECT TO THE PLAN OF ARRANGEMENT AND TO BE PAID THE FAIR VALUE OF THE HOLDER'S SHARES, SUBJECT TO CERTAIN CONDITIONS. THE RIGHT TO DISSENT IS DESCRIBED IN THE PROXY MATERIALS.


     If you are unable to attend the TeleBackup meeting in person, please complete and sign the enclosed form of proxy and forward it in the enclosed envelope so as to reach Montreal Trust Company of Canada, Corporate Trust Department, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 4:30 p.m. Calgary time on the business day before the TeleBackup meeting.

                                              By order of the board of directors

                                              Dr. Byron Osing
                                              ------------------------------
                                              Dr. Byron Osing
                                              President
Calgary, Alberta

April 20, 1999

                           SUMMARY TABLE OF CONTENTS

     The following is a summary of the more detailed table of contents appearing on page 310.

                                          PAGE
                                        ---------
FREQUENTLY ASKED QUESTIONS............         ii
SUMMARY...............................          1
RISK FACTORS..........................         22
THE NSMG COMBINATION:
  Reasons for the NSMG combination....         52
  What VERITAS security holders will
    receive...........................         80
  Agreements related to the NSMG
    combination.......................         90
THE EMPLOYEE STOCK OPTION EXCHANGE
  OFFER:
  Procedure for exchanging Seagate
    Software options..................        100
  What Seagate Software option holders
    will receive in this exchange
    offer.............................        101
THE TELEBACKUP COMBINATION:
  Reasons for the TeleBackup
    combination.......................        108
  Income tax considerations...........        116
  What TeleBackup security holders
    will receive......................        131
  Agreements related to the TeleBackup
    combination.......................        141
PRO FORMA FINANCIAL INFORMATION:
  New VERITAS.........................        146
  Seagate Software....................        160
HISTORICAL FINANCIAL INFORMATION:
  NSMG selected financial data........        174
  NSMG management's discussion and
    analysis of financial condition
    and results of operations.........        175
  TeleBackup selected financial
    data..............................        204
  TeleBackup management's discussion
    and analysis of financial
    condition and results of
    operations........................        205
DESCRIPTION OF THE COMPANIES'
  BUSINESSES:
  New VERITAS.........................        216
  The Network and Storage Management
    Group.............................        217

                                          PAGE
                                        ---------
  TeleBackup..........................        225
MANAGEMENT OF NEW VERITAS.............        230
SECURITY OWNERSHIP OF THE COMPANIES:
  New VERITAS.........................        243
  VERITAS.............................        246
  Seagate Software....................        248
MARKET PRICES OF THE COMPANIES'
  STOCK...............................        250
DESCRIPTION OF NEW VERITAS CAPITAL
  STOCK...............................        252
COMPARISON OF RIGHTS:
  Between holders of New VERITAS,
    Seagate Software and VERITAS
    common stock......................        269
  Between holders of TeleBackup common
    shares and Exchangeco exchangeable
    shares............................        275
ADDITIONAL PROPOSALS TO BE VOTED UPON:
  VERITAS stockholders................        286
  Seagate Software stockholders.......        297
FINANCIAL STATEMENTS:
  Index to financial statements of
    TeleBackup Systems Inc. ..........        F-1
  Index to combined financial
    statements of The Network and
    Storage Management Group..........       F-13
APPENDICES:
  Appendices relating to the NSMG
    combination.......................        A-E
  Appendix relating to the employee
    stock option exchange offer.......          F
  Appendices relating to the
    TeleBackup combination............   G-O, W-X
  Appendices relating to the
    additional VERITAS proposals......        P-R
  Appendices relating to the
    additional Seagate Software
    proposals.........................        S-T
  Documents incorporated by
    reference.........................        U-V

     We have labeled certain pages on the right edge with "VERITAS," "Seagate Software" and "TeleBackup" to indicate that the information on those pages is particularly relevant to holders of that company's securities. We have labeled other pages with "Table of Contents," "FAQ," "Summary" and "Risk Factors" for the convenience of all holders.

                                                          TABLE OF CONTENTS

                                      FAQ

                           FREQUENTLY ASKED QUESTIONS

     This document contains a great deal of important information. Your individual circumstances will determine which aspects of that information apply to you, and the decisions you will make in connection with this document. For these reasons, this series of frequently asked questions will not answer all of the questions you may have. Rather they are designed to give you a clearer understanding of the choices you will make.

     We will cover these topics:

        - introductory questions                                            page ii
        - questions for VERITAS stockholders                                page ii
        - questions for Seagate Software stockholders                       page iii
        - questions for Seagate Software option holders who become
          New VERITAS employees                                             page iii
        - questions for Seagate Software option holders who do not
          become New VERITAS employees                                      page iv
        - questions for Seagate Software stockholders and vested
          option holders about the Seagate Technology exchange offer        page v
        - questions for TeleBackup shareholders who are Canadian
          residents                                                         page v
        - questions for TeleBackup shareholders who are not Canadian
          residents                                                         page vi
        - other questions for all stockholders                              page vii
        - who can help answer your questions                                page viii

--------------------------------------------------------------------------------

INTRODUCTORY QUESTIONS

Q: WHAT COMBINATIONS ARE PROPOSED?

A: There are two transactions being proposed:

   - the NSMG combination, under which VERITAS will merge to become a subsidiary of New VERITAS and Seagate Software will contribute its Network & Storage Management Group business to New VERITAS; and

   - the TeleBackup combination, under which New VERITAS, or VERITAS if the NSMG combination is not approved, will acquire TeleBackup.

Q: WHAT IS "NEW VERITAS"?

A: New VERITAS is what we call the combined company after the NSMG combination.
   It will become the parent company of VERITAS and TeleBackup and will also directly own the Network & Storage Management Group business.

--------------------------------------------------------------------------------

QUESTIONS FOR VERITAS STOCKHOLDERS

Q: WHAT WILL I RECEIVE IN THE NSMG COMBINATION?

A: If we complete the NSMG combination, you will receive in exchange one share of New VERITAS common stock for each share of VERITAS common stock you own. Your current VERITAS stock certificate will then no longer represent shares of VERITAS, and will instead represent shares of New VERITAS. The VERITAS stockholders, stock option holders and debenture holders will own about 60% of New VERITAS.

Q: WHAT WILL I GIVE UP IN THE NSMG COMBINATION?

A: You will give up your stock ownership in VERITAS. However, you will not give up your stock certificate or make any payment because your old stock certificate will represent your interest in New VERITAS. PLEASE DO NOT SEND YOUR VERITAS STOCK CERTIFICATES.

                                      FAQ

Q: WHAT TAXES WILL I OWE AS A RESULT OF THE NSMG COMBINATION?

A: None. The NSMG combination will be tax-free to VERITAS and its stockholders for U.S. federal income tax purposes. See page 74.

Q: WHAT WILL I RECEIVE IN THE TELEBACKUP COMBINATION?

A: You will not receive any shares or other consideration as a result of the TeleBackup combination.

Q: WHAT WILL I GIVE UP IN THE TELEBACKUP COMBINATION?

A: Nothing. You will not give up your stock certificate or make any payments.

Q: WHAT TAXES WILL I OWE AS A RESULT OF THE TELEBACKUP COMBINATION?

A: None. The TeleBackup combination will be tax-free to VERITAS and its stockholders for U.S. federal tax purposes. However, if you also own TeleBackup shares, see page 116.

--------------------------------------------------------------------------------

QUESTIONS FOR SEAGATE SOFTWARE STOCKHOLDERS

Q: WHAT WILL SEAGATE SOFTWARE AND ITS STOCKHOLDERS RECEIVE IN THE NSMG
   COMBINATION?

A: Seagate Software will receive about 40% of New VERITAS. See page 81.

   As a Seagate Software stockholder, you will not receive any shares of New VERITAS. You may continue to hold your Seagate Software shares, or you may elect to participate in the Seagate Technology exchange offer.

Q: WHAT WILL I GIVE UP IN THE NSMG COMBINATION?

A: Nothing. You will not give up your shares of Seagate Software stock or make any payment.

Q: WHAT TAXES WILL I OWE AS A RESULT OF THE NSMG COMBINATION?

A: None. The NSMG combination will be tax-free to you for U.S. federal income tax purposes. See page 74.

Q: WHY AM I RECEIVING THESE MATERIALS?

A: Because you have the right to vote on the NSMG combination. Seagate Software is also requesting that you vote on the other matters listed on pages 44 and 297.

--------------------------------------------------------------------------------

QUESTIONS FOR SEAGATE SOFTWARE OPTION HOLDERS WHO BECOME NEW VERITAS EMPLOYEES

Q: WHAT WILL I RECEIVE IN THE EMPLOYEE STOCK OPTION EXCHANGE OFFER?

A: Based upon the exchange ratio as of March 31, 1999, you will receive an option to purchase 0.647488 shares of New VERITAS common stock for each option to purchase one share of Seagate Software common stock that you currently hold. See page 100.

Q: CAN YOU GIVE ME AN EXAMPLE OF WHAT I WILL RECEIVE IF I HOLD AN OPTION TO
   PURCHASE 100 SHARES OF SEAGATE SOFTWARE AND PARTICIPATE IN THE EMPLOYEE STOCK OPTION EXCHANGE OFFER?

A: The number of shares of New VERITAS you receive will be based on an exchange ratio that will be finalized six business days before the closing of the NSMG combination. For example, if that

                                      FAQ

   exchange ratio is 0.647488 and you hold an option to purchase 100 shares of Seagate Software common stock at an exercise price of $5.00 per share, for a total exercise price of $500, you will receive an option to purchase 64 shares of New VERITAS common stock with an exercise price of $7.72 per share, for a total price of $500.

Q: WHAT WILL I GIVE UP IN THE EMPLOYEE STOCK OPTION EXCHANGE OFFER?

A: Seagate Software will cancel your stock option agreements if you elect to participate in the employee stock option exchange offer. You would not be able to use those Seagate Software options to participate in the Seagate Technology exchange offer that is described below, unless you have other vested stock options or Seagate Software common stock.

Q: WHAT TAXES WILL I OWE AS A RESULT OF THE OPTION EXCHANGE?

A: None. The employee stock option exchange offer will be tax-free for U.S.
   federal income tax purposes. See page 105.

Q: WHAT WILL HAPPEN IF I DO NOT EXCHANGE MY SEAGATE SOFTWARE STOCK OPTIONS IN
   THE EMPLOYEE STOCK OPTION EXCHANGE OFFER?

A: If you do not participate in the employee stock option exchange offer, the unvested portion of your Seagate Software stock options will be canceled as of the date the NSMG combination is completed. You will have only 30 days after the completion of the NSMG combination to exercise the vested portion of your Seagate Software stock options. You should also consider the Seagate Technology exchange offer described below.

Q: WHAT DO I NEED TO DO NOW?

A: Your options will not be exchanged automatically when you become an employee of New VERITAS. If you wish to exchange your Seagate Software stock options for New VERITAS stock options, please follow the instructions on page 5. If you do not respond by this time, your options will expire.

Q: HOW WILL I KNOW WHAT THE OPTION EXCHANGE RATIO IS?

A: Simply call 877-707-5656 for updated information. If you are outside North
   America, please dial the AT&T Direct Access Code for your country first, which you can obtain from your local operator.

--------------------------------------------------------------------------------

QUESTIONS FOR SEAGATE SOFTWARE OPTION HOLDERS WHO DO NOT BECOME NEW VERITAS EMPLOYEES

Q: WHAT WILL I RECEIVE IN THE NSMG COMBINATION?

A: Nothing. You will not receive any options or other payment from the NSMG combination. You will retain your Seagate Software stock options as long as you remain an employee of Seagate Software. You can also participate in the Seagate Technology exchange offer.

                                      FAQ

Q: WHAT WILL I GIVE UP IN THE NSMG COMBINATION?

A: Nothing.

--------------------------------------------------------------------------------
QUESTIONS FOR SEAGATE SOFTWARE STOCKHOLDERS AND VESTED OPTION HOLDERS ABOUT THE SEAGATE TECHNOLOGY EXCHANGE OFFER

Q: WHAT IS THE SEAGATE TECHNOLOGY EXCHANGE OFFER?

A: Seagate Technology has offered you the opportunity to exchange your Seagate
   Software shares for Seagate Technology shares. Information about this Seagate Technology exchange offer will be sent to you separately. You should refer to those materials to understand the terms, conditions and timing of the Seagate Technology exchange offer.

Q: WHAT IS THE PURPOSE OF THE SEAGATE TECHNOLOGY EXCHANGE OFFER?

A: Seagate Software and its majority stockholder, Seagate Technology, want all Seagate Software stockholders and option holders to have at least one opportunity to receive the benefits of owning a security that can be readily resold in the public markets.

Q: ARE THE NSMG COMBINATION AND THE SEAGATE TECHNOLOGY EXCHANGE OFFER CONNECTED?

A: Potentially, the Seagate Technology exchange offer will not take place unless the Seagate Software stockholders approve the NSMG combination.

--------------------------------------------------------------------------------
QUESTIONS FOR TELEBACKUP SHAREHOLDERS WHO ARE CANADIAN RESIDENTS

Q: WHAT WILL I RECEIVE IN THE TELEBACKUP COMBINATION IF I AM A CANADIAN
   RESIDENT?

A: You will receive one class A non-voting share of a newly incorporated indirect Alberta subsidiary of VERITAS, which we will call Exchangeco in this document, for each of your TeleBackup common shares.

Q: WHAT CAN I DO WITH MY EXCHANGECO CLASS A NON-VOTING SHARES?

A: You may elect to receive approximately 0.13233 of an exchangeable share for each Exchangeco class A non-voting share you own. You will also receive a check for the value of any fractional share. If the NSMG combination is completed, each Exchangeco exchangeable share will be exchangeable for one share of New VERITAS common stock. If the NSMG combination is not completed, each exchangeable share will instead be exchangeable for one share of VERITAS common stock. If you do not properly elect to receive Exchangeco exchangeable shares, you will receive 0.13233 of a share of New VERITAS common stock for each Exchangeco class A non-voting share you own, plus a check for the value of any fractional share. This election has consequences for you described below.

   These numbers are based on the exchange ratio as of March 31, 1999. The exchange ratio may be different when the plan of arrangement is completed. See page 131.

Q: CAN YOU GIVE ME AN EXAMPLE OF WHAT I WILL RECEIVE IF I OWN 100 TELEBACKUP
   COMMON SHARES?

A: Based on an exchange ratio of 0.13233, if you elect to receive exchangeable shares, you will receive 13 exchangeable shares, exchangeable for 13 shares of New VERITAS common stock, and a check for the value of the remaining fractional share. If the NSMG combination is not

                                      FAQ

   completed, your exchangeable shares will instead be exchangeable for 13 shares of VERITAS common stock.

   If you did not elect to receive exchangeable shares, you will receive 13 shares of New VERITAS common stock and a check for the value of the remaining fractional share. If the NSMG combination is not completed, you will instead receive 13 shares of VERITAS common stock.

Q.: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER ELECT TO
    RECEIVE EXCHANGEABLE SHARES FOR ME?

A: Your TeleBackup shares are probably held in "street name" if your shares are listed on your account statement provided by your broker. Your broker will make the election for you to receive exchangeable shares only if you so instruct. Failure to elect to receive exchangeable shares will result in a taxable disposition of TeleBackup common shares at their fair market value.

Q: WHAT WILL I GIVE UP IN THE TELEBACKUP COMBINATION?

A: You will turn in the certificates for your TeleBackup common shares.

Q: WHAT TAXES WILL I OWE AS A RESULT OF THE TELEBACKUP COMBINATION?

A: If you are a Canadian resident, the exchange of your TeleBackup common shares for exchangeable shares should generally result in a disposition of the TeleBackup shares for their cost amount for tax purposes. This has the effect of deferring taxes based on a sale at the fair market value of the security until you sell your exchangeable shares or exchange them for shares of New VERITAS common stock. See page 116.

   The exchange for New VERITAS or VERITAS shares will constitute a taxable disposition of the TeleBackup common shares at fair market value.

Q: AS A SHAREHOLDER OF TELEBACKUP WHAT DO I NEED TO DO IF I WANT TO RECEIVE
   EXCHANGEABLE SHARES?

A: Only Canadian residents can elect to receive exchangeable shares. If you are a Canadian resident and you want to receive exchangeable shares for your TeleBackup common shares you need to:

   -  complete the election form accompanying these materials;

   -  sign the election form; and


   - mail the election form in the enclosed return envelope or deliver it so as to reach Montreal Trust Company of Canada, Corporate Trust Department, Suite 600, 530-8th Avenue S.W., Calgary, Alberta not later than 4:30 p.m. Calgary time on May 25, 1999, the business day before the TeleBackup meeting.


Q: HOW WILL I KNOW WHAT THE TELEBACKUP EXCHANGE RATIO IS?

A: Simply call 1-877-305-3753 in North America for updated information.

--------------------------------------------------------------------------------

QUESTIONS FOR TELEBACKUP SHAREHOLDERS WHO ARE NOT CANADIAN RESIDENTS

Q: WHAT WILL I RECEIVE IN THE TELEBACKUP COMBINATION IF I AM NOT A CANADIAN
   RESIDENT?

A: You will receive one class A non-voting share of a newly incorporated indirect Alberta subsidiary of VERITAS, which we call Exchangeco in this document, for each of your TeleBackup common

                                      FAQ

   shares. You will then receive approximately 0.13233 of a share of New VERITAS common stock for each of your Exchangeco class A non-voting shares plus a check for the value of any fractional share. If the NSMG combination is not completed, you will instead receive 0.13233 of a share of VERITAS common stock.

   These numbers are based on the exchange ratio as of March 31, 1999. The exchange ratio may be different when the plan of arrangement is completed. See page 131.

Q: CAN YOU GIVE ME AN EXAMPLE OF WHAT I WILL RECEIVE IF I OWN 100 TELEBACKUP
   COMMON SHARES?

A: Based on an exchange ratio of 0.13233, you will receive 13 shares of New
   VERITAS common stock and a check for the value of the remaining fractional share. If the NSMG combination is not completed, you will instead receive 13 shares of VERITAS common stock.

Q: WHAT WILL I GIVE UP IN THE TELEBACKUP COMBINATION?

A: You will turn in the certificates for your TeleBackup common shares.

Q: WHAT TAXES WILL I OWE AS A RESULT OF THE TELEBACKUP COMBINATION?

A: The exchange will constitute a taxable disposition at fair market value.

Q: HOW WILL I KNOW WHAT THE TELEBACKUP EXCHANGE RATIO IS?

A: Simply call 1-877-305-3753 in North America for updated information.

--------------------------------------------------------------------------------

OTHER QUESTIONS FOR ALL STOCKHOLDERS

Q: WHEN DO YOU EXPECT THESE COMBINATIONS TO BE COMPLETED?

A: We are working toward completing the combinations as quickly as possible. We hope to complete them at the end of May 1999.

Q: WHAT DO I NEED TO DO NOW TO VOTE?

A: Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares may be represented at your meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the combination. You may instead choose to attend your meeting and vote your shares in person.

Q: IF MY SHARES OF STOCK ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER
   VOTE MY SHARES FOR ME?

A: Your broker will vote your shares only if you provide instructions on how to vote. Without instructions, your shares will not be voted. You should instruct your broker to vote your shares, following the directions provided by your broker. See page 41.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the combinations are completed, we will send TeleBackup shareholders written instructions for exchanging their share certificates. VERITAS stockholders need not surrender their VERITAS certificates. Seagate Software stockholders will not exchange their stock certificates.

WHO CAN HELP ANSWER YOUR QUESTIONS

If you have more questions about the NSMG combination or the employee stock option exchange offer, please contact:

SEAGATE SOFTWARE, INC. STOCKHOLDERS AND OPTION HOLDERS:

SEAGATE SOFTWARE, INC.
915 Disc Drive
Scotts Valley, CA 95066
Attention: Roberta Cohen
Phone: (831) 439-2860
email: Roberta
-s
-cohen@notes.seagate.com
VERITAS SOFTWARE CORPORATION STOCKHOLDERS:

VERITAS SOFTWARE CORPORATION
1600 Plymouth Street
Mountain View, CA 94043
Attention: Marge Duncan
Phone: (650) 526-2508
email: marge@veritas.com

If you have more questions about the TeleBackup combination, please contact:

TELEBACKUP SYSTEMS INC. SHAREHOLDERS:

TELEBACKUP SYSTEMS INC.
200, 119 -- 14 St. N.W.
Calgary, Alberta T2N 1Z6
Attention: Lynn Thurlow
Phone: (403) 283-3995
email: lynn@telebackup.com

VERITAS SOFTWARE CORPORATION STOCKHOLDERS:

VERITAS SOFTWARE CORPORATION
1600 Plymouth Street
Mountain View, CA 94043
Attention: Marge Duncan
Phone: (650) 526-2508
email: marge@veritas.com

                                      FAQ

                                    SUMMARY

For your convenience, we have summarized here information that is contained elsewhere in this document. It highlights selected information and does not contain all of the information that is important to you. To understand the transactions more fully and for a more complete description of the legal terms of these transactions, you should carefully read this document and the documents to which we have referred. See "Where You Can Find More Information" and "We Are Incorporating Our SEC Filings in this Document by Reference" on pages 34 and 35.


VERITAS SOFTWARE CORPORATION



1600 Plymouth Street
Mountain View, CA 94043
(650) 335-8000

     VERITAS designs, develops and markets software products that help large organizations rapidly and reliably access and restore important information stored on their networked computer systems.


SEAGATE SOFTWARE, INC.

915 Disc Drive
Scotts Valley, CA 95066
(831) 438-6550

     Seagate Software consists of two operating groups, the Information Management Group and the Network & Storage Management Group. The Network & Storage Management Group, which is being contributed to New VERITAS, offers software that helps companies manage widely distributed networks of computers and secure the storage of important information.


TELEBACKUP SYSTEMS INC.

200, 119 -- 14 St. N.W.
Calgary, Alberta T2N 1Z6
(403) 283-3995

     TeleBackup designs, develops and markets software that enables the automated backup and recovery of information stored on networked, remote and mobile personal computer systems.

--------------------------------------------------------------------------------

THE FOLLOWING IS A SUMMARY OF THE NSMG COMBINATION

     VERITAS' and Seagate Software's reasons for the NSMG combination (page 52)

     VERITAS and Seagate Software believe the NSMG combination will create a leading provider of software products that help large organizations rapidly and reliably access, manage, store and restore important information stored on their networked computer systems. With VERITAS' UNIX and Windows NT products for large organizations, or enterprises, and the Network & Storage Management Group's Windows NT and Netware work-group solutions, we believe New VERITAS will have the opportunity to create and deliver a broad range of desktop and enterprise storage management solutions. Because our industry is extremely competitive, we believe that the greater resources of New VERITAS will allow us to compete more effectively and respond more quickly and effectively to changes in technology and customer needs.

     What are the key risks of the NSMG combination?

     The NSMG combination is subject to a number of risks, such as:

     - We may not be able to integrate the businesses successfully;

     - The substantial charges to be incurred make it harder to reach expected benefits;

     - New VERITAS will sell products through new retail distribution channels, which may present unexpected difficulties;

     - New VERITAS will depend on large orders with lengthy sales cycles for a portion of its revenues;

     - New VERITAS will derive significant revenues from a few customers; and

     - New VERITAS will derive most of its revenues from a small number of product lines.

     See page 22.

         SUMMARY

         SUMMARY

     Ownership of New VERITAS after the NSMG combination (page 243)

     The relationship of stockholders, option holders and other security holders of Seagate Software and VERITAS to those companies and to New VERITAS is presented below, both before and after the NSMG combination.
                                  [Figure 1.]

     Our financial advisors have given opinions to our boards (pages 59 and 65)

     In deciding to approve the NSMG combination, our boards of directors considered the opinions of each of our financial advisors.

         SUMMARY

     VERITAS received an opinion from its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, that as of October 5, 1998 the ratio of one share of New VERITAS common stock issued per one share of VERITAS common stock was fair to VERITAS from a financial point of view. VERITAS has agreed to pay Donaldson, Lufkin & Jenrette fees totaling $7,500,000. VERITAS paid $250,000 as a retainer and $600,000 upon delivery of the fairness opinion. The remainder of the fee is contingent upon consummation of the NSMG combination. Donaldson, Lufkin & Jenrette and VERITAS believe that these fees are customary in transactions of this nature.

     Seagate Software received an opinion from its financial advisor, Morgan Stanley & Co. Incorporated, that as of October 4, 1998 the consideration to be received by Seagate Software from New VERITAS was fair to Seagate Software from a financial point of view. Seagate Software has agreed to pay Morgan Stanley fees totaling $7,500,000. Seagate Software has already paid a $150,000 retainer, and has agreed to pay a $1 million agreement fee. The remainder of the fee is contingent upon consummation of the NSMG combination. Morgan Stanley and Seagate Software believe that these fees are customary in transactions of this nature.

     WE ENCOURAGE YOU TO READ THESE OPINIONS CAREFULLY. THEY ARE ATTACHED AS APPENDICES B AND C.

     Our executives and directors may have interests in the NSMG combination that are different from our stockholders' (page 78)

     The following persons and entities have interests in the NSMG combination which may differ from yours because of their status as a director, nominee for director or executive officer of VERITAS, Seagate Software or New VERITAS. Those interests include:

     - Stephen J. Luczo, Terence R. Cunningham, Gregory B. Kerfoot and all of the current directors of VERITAS will become directors of New VERITAS. Terence Cunningham, Michael Colemere, David Hallmen and Michael Wentz, and all of the current executive officers of VERITAS will become executive officers of New VERITAS.

     - Each person who becomes an executive officer or key employee of New VERITAS will sign an employment agreement with New VERITAS that provides for terms of employment and severance benefits, among other things.

     - Immediately before the closing of the NSMG combination, Seagate Software will repurchase 65% of the unvested Seagate Software shares owned by Terence Cunningham, David Hallmen, David Galiotto and David Krinker. These employees will each then be granted an option to purchase Seagate Software common stock with an exercise price of approximately $10.00 per share. These options are designed to provide the employee with the same potential economic benefit as the employee would have had if he had retained the repurchased Seagate Software shares. These options will be exchangeable in the employee stock option exchange offer.

     - Steven Brooks, a member of the VERITAS board of directors, was a managing director of Donaldson, Lufkin & Jenrette, VERITAS' financial advisor, at the time the VERITAS board approved the NSMG combination. Mr. Brooks participated as a member of the VERITAS board in approving all aspects of the NSMG combination other than the retention of Donaldson, Lufkin & Jenrette as financial advisor.

     - New VERITAS and Seagate Software will enter into a registration rights agreement at the time of the NSMG combination. Seagate Software can require New VERITAS to register for public resale all the New VERITAS common stock that Seagate Software receives in the NSMG combination. Seagate Software is expected to own approximately 34.6 million shares of New VERITAS, or approximately 41% of the shares outstanding, after the NSMG combination.

         SUMMARY

     - New VERITAS and Seagate Software will enter into a stockholder agreement at the time of the NSMG combination. This agreement will:

        - give Seagate Software the right to nominate two directors of New VERITAS who will initially be Stephen J. Luczo and Gregory B. Kerfoot;

        - give Seagate Software the right to maintain its percentage ownership of New VERITAS;

        - prohibit Seagate Software from increasing its ownership percentage of New VERITAS for five years; and

        - require Seagate Software to vote its New VERITAS stock in the same proportion as votes cast by all other New VERITAS stockholders.

     - VERITAS, New VERITAS and a subsidiary of Seagate Software have entered into a cross-license and original equipment manufacturing agreement, and New VERITAS and Seagate Technology have entered into a development and license agreement. Under the cross-license and original equipment manufacturing agreement, New VERITAS and Seagate Software will grant to each other royalty-free licenses to their products which are necessary for the continued development and sale of the other party's products. Under both agreements, VERITAS will grant to a subsidiary of Seagate Software, and to Seagate Technology, rights in all current and future VERITAS products at royalty rates to be determined at a later time based on VERITAS' then-current most favorable product royalty rates charged to customers purchasing similar quantities of licenses. The payments by the Seagate Software subsidiary and by Seagate Technology cannot be estimated at this time because Seagate Software and Seagate Technology have not yet formed a plan regarding which VERITAS products to sell, in what quantities and by which method of distribution, all of which affect royalties to VERITAS. The parties have also agreed to restrictions on to whom they may assign their rights under the agreements or for whom they can perform development services, as the case may be. In addition, Seagate Technology and its affiliates have agreed not to re-enter the Network & Storage Management Group's line of business and VERITAS' business unless certain conditions are met.

     - New VERITAS, Seagate Software and Seagate Technology will enter into a transition services and facilities use agreement prior to the consummation of the NSMG combination. This agreement will set out the terms by which the parties will temporarily share certain resources after the consummation of the NSMG combination.

     - Individuals and entities, owning approximately 18.9% of the common stock of VERITAS, have agreed to vote their shares in favor of the NSMG combination.

     - Seagate Technology has agreed to vote all shares of Seagate Software held by it in favor of the NSMG combination agreement. As Seagate Technology holds approximately 98.2% of the outstanding capital stock as of March 31, 1999 of Seagate Software, the Seagate Software stockholder vote in favor of the NSMG combination is assured.

     VERITAS may have to pay termination fees if the NSMG combination agreement is terminated (page 89)

     If the NSMG combination agreement is terminated as a result of the failure to obtain the required vote of VERITAS stockholders, VERITAS must pay Seagate Software a termination fee of $5.0 million if no alternative proposal to acquire VERITAS has been publicly announced or $50 million if an alternative proposal has been publicly announced. Seagate Software and Seagate Technology are under no obligation to pay a termination fee to VERITAS.

         SUMMARY

     You will not have dissenters' rights in the NSMG combination (page 78)

     Neither the VERITAS nor the Seagate Software stockholders have dissenters' rights in connection with the NSMG combination.

     Accounting treatment of the NSMG combination (page 76)

     We expect the NSMG combination will be accounted for as a purchase, which means that we will incur substantial non-cash charges to earnings of approximately $194.6 million per quarter over the next four years related to the amortization of intangible assets.

     We expect that Seagate Software will recognize a gain on the NSMG combination equivalent to approximately 58% of the difference between the fair value of the New VERITAS shares received and its carrying amount of the Network & Storage Management Group business, which will be approximately $1,595 million. After the NSMG combination closes, Seagate Software will report approximately 41% of the operations of New VERITAS, after certain adjustments, in its financial statements.
--------------------------------------------------------------------------------

THE FOLLOWING IS A SUMMARY OF THE EMPLOYEE STOCK OPTION EXCHANGE OFFER

     Employees of the Network & Storage Management Group business who become employees of New VERITAS can exchange their Seagate Software stock options for options to purchase shares of New VERITAS common stock at an exchange ratio that will be fixed shortly before the completion of the NSMG combination. See page 100.

     Our reasons for the employee stock option exchange offer

     VERITAS and Seagate Software negotiated the employee stock option exchange offer to enable the Network & Storage Management Group business employees to have similar incentives for New VERITAS' success as the stockholders of New VERITAS have. Because Seagate Software will continue to operate its stock option plan for its Information Management Group employees, the exchange of the Network & Storage Management Group employee options of Seagate Software for New VERITAS options will not be automatic.

     Procedures you must follow to exchange your stock options (page 100)


     Network & Storage Management Group employees who hold Seagate Software stock options should send the enclosed notice of election, by mail postmarked on or before June 7, 1999, to:


        Seagate Software, Inc.
        915 Disc Drive
        Scotts Valley, CA 95066
        Attn.: Roberta Cohen

     If you are a Network & Storage Management Group employee, you will automatically become an employee of New VERITAS on the closing date and are entitled to participate in the employee stock option exchange offer subject to the terms and conditions set forth in this document and the notice of election.

     IF YOU DO NOT COMPLETE APPENDIX F, THE NOTICE OF ELECTION TO PARTICIPATE IN THE EXCHANGE OFFER, THE UNVESTED PORTION OF YOUR SEAGATE SOFTWARE STOCK OPTIONS WILL BE CANCELED AS OF THE DATE THE NSMG COMBINATION IS COMPLETED. YOU WILL HAVE ONLY 30 DAYS AFTER THE NSMG COMBINATION IS COMPLETED TO EXERCISE THE VESTED PORTION OF YOUR SEAGATE SOFTWARE OPTIONS.

         SUMMARY

     How the exchange ratio is set (page 100)

     The final exchange ratio for the employee stock option exchange offer will be determined on the sixth business day prior to the completion of the NSMG combination. It cannot be determined before then because it varies based on the average closing price per share of VERITAS common stock and the number of shares of Seagate Software common stock, stock options and securities convertible or exchangeable for Seagate Software common stock then outstanding.

     The tables on pages 102 and 103 illustrate how this exchange ratio will be calculated.

     The tax status of your options will remain the same (page 105)

     Stock options that are incentive stock options prior to the exchange will be exchanged for New VERITAS stock options that are incentive stock options. Seagate Software options that are non-qualified stock options will be exchanged for non-qualified New VERITAS stock options.

     How will the vesting schedule of options change? (page 104)

     Options that are currently vested will remain vested after the employee stock option exchange. Unvested options will vest at an accelerated rate of 1/48th of the options per month, beginning on the date of the original option grant.
--------------------------------------------------------------------------------

THE FOLLOWING IS A SUMMARY OF THE TELEBACKUP COMBINATION

     VERITAS' and TeleBackup's reasons for the TeleBackup combination (page 108)

     VERITAS believes that the TeleBackup combination will provide it with the opportunity to broaden its product line by adding products that enable remote and mobile computer users to back up and restore their computer systems.

     TeleBackup believes the TeleBackup combination will offer it access to more distribution channels for its primary product and provide it with the resources of a much larger organization including VERITAS' support organization. In addition, TeleBackup believes that its shareholders will have greater liquidity for their investment.

     The TeleBackup combination is subject to a number of risks, such as:

     - The market for TSI's primary product is unproven; and

     - The exchange ratio fluctuates until shortly before consummation of the TeleBackup combination.

     Ownership of New VERITAS (page 243)

     The relationship of stockholders and option holders of TeleBackup to New VERITAS after the TeleBackup combination is presented graphically in Figure 2.

     TeleBackup shareholders should not send in their share certificates until instructed to do so after the TeleBackup combination is completed.

         SUMMARY

                                                                            LOGO

         SUMMARY

     How the TeleBackup exchange ratio could vary (page 131)

     The final exchange ratio will be determined at the effective time of the TeleBackup combination. In the meantime, the exchange ratio can vary based upon a number of factors, including:

     - the number of outstanding TeleBackup common shares and options;

     - the trading price per share of VERITAS common stock; and

     - the status of TeleBackup's royalty buy-out obligation.

Therefore, the number of exchangeable shares or the number of shares of New VERITAS common stock, as well as the value of the consideration TeleBackup shareholders will receive, may vary.

     Conditions to the TeleBackup combination (page 134)

     VERITAS and TeleBackup will complete the TeleBackup combination only if we satisfy or waive several conditions, including:

     - the plan of arrangement and the TeleBackup combination agreement is approved by not less than two-thirds of the votes cast in person or by proxy by TeleBackup shareholders at the TeleBackup meeting;

     - the approval by VERITAS stockholders of an amendment to the VERITAS certificate of incorporation to authorize a special class of stock in order to permit the exchangeable shares to be issued in connection with the TeleBackup combination to vote at VERITAS meetings of stockholders;

     - the holders of no more than 8% of the outstanding TeleBackup common shares shall have exercised their rights of dissent; and

     - no event has occurred which would have a material adverse effect on either party.

     Executives of TeleBackup may have interests in the TeleBackup combination that are different from the shareholders' (page 130)

     Dr. Bryon Osing, the President and Chief Executive Officer of TeleBackup, Thomas Glassford, the Chief Operating Officer of TeleBackup, and Bruce Meyer, the Executive Vice President, Marketing and Sales of TeleBackup, will each enter into an employment agreement with TeleBackup and New VERITAS, or VERITAS, as the case may be. The employment agreements provide for the employment of the TeleBackup officers for a one-year period following closing of the TeleBackup combination, base salary and target bonus compensation, stock option grants and severance payments upon termination of employment without cause.

     Exchangeable shares may be held for up to seven years (page 263)

     Generally, you will have seven years from the closing of the TeleBackup combination to sell your exchangeable shares or exchange them for New VERITAS common stock. However, once there are fewer than 50,000 exchangeable shares outstanding, the board of directors of the VERITAS subsidiary that issues the exchangeable shares may specify an earlier date by which the exchangeable shares must be sold or exchanged. At the end of the seven year period, or upon the earlier date set by the board, all then outstanding exchangeable shares will automatically be exchanged for an equal number of shares of New VERITAS common stock, subject to adjustment if New VERITAS effects any stock splits, consolidations or similar capital changes, plus an amount equal to all declared but unpaid dividends on those exchangeable shares.

         SUMMARY

     TeleBackup received a fairness opinion from its financial advisor (page
110)

     In deciding to approve the TeleBackup combination, the board of directors of TeleBackup received an opinion from OpMan Group that the TeleBackup exchange ratio was fair to the shareholders of TeleBackup from a financial point of view. WE ENCOURAGE YOU TO READ THIS OPINION CAREFULLY. It is attached as Appendix H to this document.

     TeleBackup has agreed to pay OpMan Group a monthly retainer fee of US$4,500 which commenced in February 1998. TeleBackup will also pay OpMan Group a success fee upon the closing of the TeleBackup combination. The amount of the success fee depends upon the amount of consideration received by TeleBackup shareholders in the TeleBackup combination. Based on the market value of the VERITAS common stock issuable in the TeleBackup combination as of March 31, 1999, OpMan Group would receive a success fee of approximately US$4.4 million.

     Either party may have to pay termination fees if the TeleBackup combination agreement is terminated (page 139)

     If the TeleBackup combination agreement is terminated because it was not approved by TeleBackup's shareholders or because TeleBackup entertains an acquisition proposal from a third party, TeleBackup must pay VERITAS a fee of US$3.0 million and grant to VERITAS a fully-paid license to the technology used in its main product. TeleBackup must pay VERITAS an additional US$10.0 million if it agrees to be acquired or is acquired within 12 months of the termination.

     If VERITAS' stockholders do not approve the proposal creating special voting stock to implement the TeleBackup combination, VERITAS must pay TeleBackup US$2.0 million, which will be credited by TeleBackup as a pre-paid royalty amount under VERITAS' current license agreement with TeleBackup.

     TeleBackup shareholders will have rights of dissent in the TeleBackup combination (page 127)

     Under Alberta law, TeleBackup shareholders have rights of dissent in connection with the TeleBackup combination. VERITAS stockholders do not have rights of dissent in connection with the TeleBackup combination.

     Accounting treatment of the TeleBackup combination (page 126)

     We expect that the TeleBackup combination will be accounted for as a purchase, which means that New VERITAS will incur additional non-cash charges of approximately $8.2 million per quarter over the next four years related to the amortization of intangible assets.

         SUMMARY

OWNERSHIP OF NEW VERITAS FOLLOWING THE COMBINATIONS

     The following table illustrates the percentage ownership of each group in New VERITAS. The percentages reflect the ownership of all common stock, assuming the exercise of all stock options and conversion of all convertible debt of New VERITAS and the exchange of the exchangeable shares, and are calculated based on share prices and shares outstanding as of March 31, 1999.

--------------------------------------------------------------------------------------------------
 IF ONLY THE NSMG COMBINATION IS COMPLETED:
                                                 Number of shares          Percentage of
                                                 of New VERITAS            New VERITAS
--------------------------------------------------------------------------------------------------
 - VERITAS stockholders, option holders and      58,544,856 shares         approximately 60.65%
   convertible debt holders
--------------------------------------------------------------------------------------------------
 - NSMG employees participating in the           3,372,417 shares          approximately 3.50%
   exchange offer
--------------------------------------------------------------------------------------------------
 - Seagate Software                              34,606,432 shares         approximately 35.85%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
 IF ONLY THE TELEBACKUP COMBINATION IS
  COMPLETED:
                                                 Number of shares          Percentage of VERITAS
                                                 of New VERITAS
--------------------------------------------------------------------------------------------------
 - VERITAS stockholders, option holders and      58,544,856 shares         approximately 97.41%
   convertible debt holders
 - TeleBackup shareholders and option holders    1,555,000 shares          approximately 2.59%
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
 IF BOTH COMBINATIONS ARE COMPLETED:
                                                 Number of shares          Percentage of
                                                 of New VERITAS            New VERITAS
--------------------------------------------------------------------------------------------------
 - VERITAS stockholders, option holders and      58,544,856 shares         approximately 59.69%
   convertible debt holders
 - NSMG employees participating in the           3,372,417 shares          approximately 3.44%
   exchange offer
 - Seagate Software                              34,606,432 shares         approximately 35.28%
 - TeleBackup shareholders and option holders    1,555,000 shares          approximately 1.59%
--------------------------------------------------------------------------------------------------

     Please refer to Figure 2 for a graphical description of the relationship of stockholders, option holders and other security holders of New VERITAS to that company after giving effect to the NSMG combination and the TeleBackup combination.
--------------------------------------------------------------------------------

WHO WILL SERVE AS DIRECTORS AND EXECUTIVE OFFICERS OF NEW VERITAS FOLLOWING THE COMBINATIONS (PAGE 230)


     If we complete the NSMG combination, the board of directors of New VERITAS will initially consist of all of the current board members of VERITAS except for Roel Pieper, as well as Stephen J. Luczo, who is Seagate Software's chairman of the board, Terence R. Cunningham, who is Seagate Software's president and chief operating officer, and Gregory B. Kerfoot, who is Seagate Software's chief strategic officer. Mr. Luczo is also the chief executive officer, president and a director of Seagate Technology.


     The executive officers of New VERITAS will consist of all of the current executive officers of VERITAS, as well as Terence R. Cunningham, Michael Colemere, David Hallmen and Michael

         SUMMARY

Wentz, each of whom is currently an officer of Seagate Software or an employee of the Network & Storage Management Group business.

LISTING OF SHARES TO BE ISSUED IN THE COMBINATIONS

  Listing of New VERITAS common stock (pages 73 and 115)

     The shares of New VERITAS common stock to be issued in connection with the combinations have been approved for listing on the Nasdaq National Market, subject to official notice of issuance. The trading symbol for the New VERITAS common stock will be "VRTS," the symbol currently used for VERITAS.

  Listing of exchangeable shares and class A non-voting shares (page 115)

     The Exchangeco exchangeable shares and the Exchangeco class A non-voting shares have been approved for listing on the Alberta Stock Exchange. The shares of New VERITAS common stock issuable when the Exchangeco exchangeable shares are exchanged will be listed for trading on the Nasdaq National Market.

                 MARKET PRICES OF THE COMMON STOCK OF VERITAS,
                       SEAGATE TECHNOLOGY AND TELEBACKUP

                                                                   SEAGATE
                                                      VERITAS     TECHNOLOGY    TELEBACKUP
                                                      --------    ----------    ----------
August 31, 1998 closing price -- the last trading
  day before the announcement of the proposed
  TeleBackup combination............................  US$44.88     US$17.13      C$ 5.30
October 5, 1998 closing price -- the last trading
  day before the announcement of the proposed NSMG
  combination.......................................  US$45.38     US$23.00      C$ 7.50
April 15, 1999 closing price -- the last practical
  trading day before the printing of this
  document..........................................  US$83.38     US$28.69      C$14.80

     There is no established trading market for shares of Seagate Software common stock.

     We urge you to obtain current market quotations before making any decision with respect to the combinations.

                                                 TRADING
       COMPANY             STOCK EXCHANGE         SYMBOL       WHERE YOU CAN OBTAIN A QUOTE
       -------         -----------------------   --------   ----------------------------------
VERITAS..............  Nasdaq National Market      VRTS     http://www.nasdaq.com
Seagate Technology...  New York Stock Exchange     SEG      http://www.nyse.com
TeleBackup...........  Alberta Stock Exchange      TBP      http://www.canada-stockwatch.com

                         CURRENCIES AND EXCHANGE RATES

     In this document, unless otherwise stated, Canadian Dollars have been translated into U.S. Dollars at a rate US$0.6626 per C$1.00. This was the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 1999. The noon buying rate was US$0.6708 per C$1.00 on April 15, 1999, the last practicable date for which information was available prior to the date of this document. These translations should not be taken as assurances that the Canadian Dollar amounts actually represent these U.S. Dollar amounts or could be converted into U.S. Dollars at the rate indicated. See page 203.

         SUMMARY

                        SUMMARY SELECTED FINANCIAL DATA

     We are providing the following financial information to aid you in your analysis of the financial aspects of the NSMG and TeleBackup combinations. We derived this information from the audited consolidated financial statements of VERITAS for fiscal 1994 through 1998, audited financial statements of TeleBackup of fiscal 1995 through 1998, audited financial statements of the Network & Storage Management Group business for fiscal 1996 through 1998, unaudited financial statements of the Network & Storage Management Group business for fiscal 1994 and 1995, and the unaudited financial statements of the Network & Storage Management Group business for the interim periods presented. The interim financial data reflects all adjustments, consisting only of normal recurring adjustments, which are considered necessary to present fairly the financial information for such periods. The summary selected financial data for Seagate Software can be found in Seagate Software's Form 10-K/A and Forms 10-Q/A, which are incorporated by reference in this document. The information is only a summary and you should read it in conjunction with each company's historical financial statements and related notes included or incorporated by reference in this document. The results of operations for any interim period are not necessarily indicative of results for a full fiscal year, and historical results are not necessarily indicative of future results.

UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     VERITAS and the Network & Storage Management Group business report their quarterly and annual results of operations using methods required by generally accepted accounting principles in the United States. TeleBackup reports quarterly and annual results of operations using methods required by generally accepted accounting principles in Canada. United States and Canadian generally accepted accounting principles are not materially different with respect to TeleBackup's financial statements. For a summary of the principal differences between U.S. and Canadian generally accepted accounting principles see Note 13 in the consolidated financial statements of TeleBackup included in this document.

     Neither VERITAS nor TeleBackup has ever declared or paid cash dividends on its common stock. New VERITAS currently anticipates that it will retain future earnings to fund development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future.

VERITAS HISTORICAL FINANCIAL STATEMENTS

     The audited consolidated financial statements and notes of VERITAS as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 are incorporated by reference in this document. VERITAS' share and per share data applicable to prior periods has been restated to give retroactive effect to a 3-for-2 stock split in the form of stock dividend effected on May 20, 1998.

NETWORK & STORAGE MANAGEMENT GROUP BUSINESS AND SEAGATE SOFTWARE FINANCIAL STATEMENTS

     The audited combined financial statements and notes of the Network & Storage Management Group business as of June 27, 1997 and July 3, 1998, and for the three years in the period ended July 3, 1998 and the unaudited combined financial statements as of January 1, 1999 and for the six months ended January 2, 1998 and January 1, 1999, are included in this document. The audited consolidated financial statements and notes of Seagate Software as of June 27, 1997 and July 3, 1998 and for the three years in the period ended July 3, 1998, and the unaudited consolidated financial statements as of January 1, 1999 and for the six months ended January 2, 1998 and January 1, 1999 can be found in Seagate Software's 1998 annual report on Form 10-K/A and in Seagate Software's most recent quarterly reports on Form 10-Q/A. Each of these documents is incorporated by reference

         SUMMARY

in this document. The Network & Storage Management Group business is an operating division of Seagate Software, Inc. and has no formal capital structure, so its per share information is not provided.

TELEBACKUP FINANCIAL STATEMENTS

     The audited financial statements and notes of TeleBackup as of December 31, 1997 and 1998 and for the three years in the period ended December 31, 1998 are included in this document.

FINANCIAL STATEMENTS NOT INCLUDED IN THIS DOCUMENT

     The selected historical financial data for VERITAS as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 have been derived from audited consolidated financial statements not included or incorporated by reference in this document.

     The selected historical financial data for the Network & Storage Management Group business as of and for the fiscal years ended July 1, 1994 and June 30, 1995 have been derived from unaudited combined financial statements not included in this document.

     The selected historical financial data for TeleBackup as of December 31, 1995 and 1996, and for the period from May 5, 1995 (inception) through December 31, 1995 have been derived from audited financial statements not included in this document.

SELECTED HISTORICAL FINANCIAL DATA OF VERITAS

                                                                       YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------
                                                            1994      1995      1996       1997       1998
                                                          --------   -------   -------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total net revenue.......................................  $ 33,575   $47,826   $72,746   $121,125   $210,865
Merger-related costs....................................        --        --        --      8,490         --
In-process research and development.....................        --        --     2,200         --        600
Income (loss) from operations...........................   (15,212)    1,193    11,858     20,076     53,668
Net income (loss).......................................   (15,274)    2,371    12,129     22,749     51,648
Net income (loss) per share -- basic....................  $  (0.38)  $  0.06   $  0.28   $   0.50   $   1.10
Net income (loss) per share -- diluted..................  $  (0.38)  $  0.06   $  0.26   $   0.46   $   1.00
Number of shares used in computing
  per share amounts -- basic............................    39,829    40,353    43,026     45,622     47,013
Number of shares used in computing
  per share amounts -- diluted..........................    39,829    43,062    46,496     49,493     51,671

                                                                       AS OF DECEMBER 31,
                                                  ------------------------------------------------------------
                                                    1994        1995        1996        1997         1998
                                                  ---------   ---------   ---------   --------   -------------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.................................  $  14,690   $  23,451   $  67,413   $188,578     $198,842
Total assets....................................     36,830      48,100      94,524    241,880      349,117
Long-term obligations...........................      6,366       6,205       1,468    100,911      100,773
Accumulated deficit.............................   (124,064)   (115,942)   (103,813)   (81,064)     (29,416)
Stockholders' equity............................     14,052      23,602      74,955    104,193      169,854

         SUMMARY

SELECTED HISTORICAL FINANCIAL DATA OF THE NETWORK & STORAGE MANAGEMENT GROUP BUSINESS

                                                                                                                  SIX
                                                                     YEAR ENDED                              MONTHS ENDED
                                                -----------------------------------------------------   -----------------------
                                                JULY 1,    JUNE 30,   JUNE 28,    JUNE 27,   JULY 3,    JANUARY 2,   JANUARY 1,
                                                  1994       1995       1996        1997       1998        1998         1999
                                                --------   --------   ---------   --------   --------   ----------   ----------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA
Revenues......................................  $ 24,866   $ 81,325   $ 116,742   $141,502   $175,046    $83,313      $107,400
Gross profit..................................    18,187     59,837      89,397    109,390    151,711     70,251        98,790
In-process research and development...........        --     73,177      61,066         --      6,800         --            --
Write-down of goodwill, developed technology
  and intangibles.............................        --         --       2,157     13,091      1,900      1,900            --
Restructuring costs...........................        --         --       9,502      2,524         --         --            --
Income (loss) from operations.................   (12,270)   (82,958)   (102,655)   (41,208)     9,430      1,377        24,314
Net income (loss).............................    (7,356)   (85,132)    (94,596)   (33,200)     2,856     (1,250)       13,323

                                                                                           AS OF
                                                              ---------------------------------------------------------------
                                                              JULY 1,   JUNE 30,   JUNE 28,   JUNE 27,   JULY 3,   JANUARY 1,
                                                               1994       1995       1996       1997      1998        1999
                                                              -------   --------   --------   --------   -------   ----------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................................  $13,089   $96,725    $137,600   $94,087    $74,721    $95,947
Group equity................................................    6,950    44,919      64,315    34,601     38,033     51,654

SELECTED HISTORICAL FINANCIAL DATA OF TELEBACKUP:

                                                              PERIOD FROM
                                                              MAY 5, 1995
                                                              (INCEPTION)
                                                                THROUGH         YEAR ENDED DECEMBER 31,
                                                              DECEMBER 31,   ------------------------------
                                                                  1995         1996       1997       1998
                                                              ------------   --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Canadian GAAP
Revenue.....................................................    C $  --      C $  252   C $  486   C$ 3,423
Net loss....................................................        (53)       (1,141)    (1,870)    (1,570)
Net loss per share -- basic and fully diluted...............    C$(0.01)     C$ (0.18)  C$ (0.25)  C$ (0.17)
Number of shares used in computing per share
  amounts -- basic and fully diluted........................      5,475         6,288      7,385      9,347

                                                                        AS OF DECEMBER 31,
                                                              --------------------------------------
                                                              1995      1996       1997       1998
                                                              -----   --------   --------   --------
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Canadian GAAP
Working Capital.............................................  C$ 35   C $  979   C$ 1,568   C$ 3,693
Total assets................................................    194      1,311      3,270      7,699
Long-term obligations.......................................     --        350      3,004        302
Accumulated deficit.........................................    (53)    (1,194)    (3,064)    (4,634)
Shareholders' equity (deficiency)...........................    120        835         (2)     4,252

NEW VERITAS SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

     We are providing the following summary unaudited pro forma financial data to give you a better picture of what the results of operations and financial position of the combined businesses of VERITAS, the Network & Storage Management Group business, and TeleBackup might have looked like had the NSMG combination and the TeleBackup combination occurred at an earlier date. This information is provided for illustrative purposes only and does not show what the results of operations or financial position of New VERITAS would have been if the NSMG combination and the TeleBackup combination actually occurred on the dates assumed. In addition, this information does

         SUMMARY

not indicate what New VERITAS' future consolidated operating results or consolidated financial position will be.

HOW THE PRO FORMA FINANCIAL DATA WAS PREPARED

     We derived this data from the New VERITAS unaudited pro forma combined condensed statement of operations for the year ended December 31, 1998 and the New VERITAS unaudited pro forma combined condensed balance sheet as of December 31, 1998. These statements give effect to the NSMG combination and the TeleBackup combination accounted for using the purchase method of accounting. The pro forma combined condensed statement of operations for the year ended December 31, 1998 assumes the NSMG combination and the TeleBackup combination took place on January 1, 1998. The pro forma combined condensed balance sheet assumes the NSMG combination and the TeleBackup combination took place on December 31, 1998.

THESE PRO FORMA FINANCIAL STATEMENTS HAVE BEEN BASED ON ASSUMPTIONS

     We prepared these statements on the basis of assumptions described in the notes, including assumptions relating to the allocation of the amount of consideration paid to the assets and liabilities of the Network & Storage Management Group business and TeleBackup based upon preliminary estimates of their fair values. The actual allocation of the amount of consideration paid may differ from those assumptions after valuations and other procedures to be performed after the closings have taken place.

CHARGES RESULTING FROM THE COMBINATIONS

     New VERITAS expects to incur charges to operations related to in-process research and development currently estimated at $101.2 million as a result of the NSMG combination and $1.9 million, as a result of the TeleBackup combination.

     In addition, New VERITAS expects to incur a restructuring charge after closing of the NSMG combination, currently expected in the second quarter of 1999, in the range of $8.0 million to $11.0 million, primarily related to exit costs with respect to duplicate facilities of VERITAS that New VERITAS plans to vacate. These costs are in addition to the liability for the estimated costs to vacate facilities of the Network & Storage Management Group business which will become duplicative upon the closing of the NSMG combination, which liability will be assumed by New VERITAS and included as a part of the purchase price. The New VERITAS unaudited pro forma combined condensed balance sheet includes the effect of these charges. However, the New VERITAS unaudited pro forma combined condensed statements of operations do not reflect these charges because they are non-recurring. These charges will be reflected in New VERITAS' consolidated financial statements in the period when the NSMG combination and the TeleBackup combination are consummated.

YOU SHOULD READ THESE SUMMARY PRO FORMA FINANCIAL STATEMENTS WITH THE HISTORICAL FINANCIAL STATEMENTS

     The New VERITAS summary unaudited pro forma combined condensed financial data should be read in conjunction with the New VERITAS unaudited pro forma combined condensed financial statements and the related notes, which begin at page 146. They should also be read in conjunction with the audited financial statements of VERITAS which are incorporated in this document by reference, and the financial statements of the Network & Storage Management Group business and TeleBackup which begin at page F-1 of this document. The New VERITAS summary unaudited pro forma combined condensed financial data are not necessarily indicative of what the actual results of operations and financial position would have been had the NSMG combination and the TeleBackup

         SUMMARY

combination taken place on January 1, 1998 or December 31, 1998, and do not indicate future results of operations or financial position.

                                                                   YEAR ENDED
                                                                DECEMBER 31, 1998
                                                              ---------------------
                                                                 (IN THOUSANDS,
                                                                EXCEPT PER SHARE
                                                                      DATA)
NEW VERITAS UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
  DATA:
Total net revenue...........................................        $ 411,158
Loss from operations........................................         (726,586)
Net loss....................................................         (696,421)
Net loss per share -- basic.................................        $   (8.38)
Net loss per share -- diluted...............................        $   (8.38)
Number of shares used in computing per share
  amounts -- basic..........................................           83,123
Number of shares used in computing per share
  amounts -- diluted........................................           83,123

                                                                      AS OF
                                                                  DECEMBER 31,
                                                                      1998
                                                              ---------------------
                                                                 (IN THOUSANDS)
NEW VERITAS UNAUDITED PRO FORMA BALANCE SHEET DATA:
Working capital.............................................        $ 158,642
Total assets................................................        3,656,684
Long-term obligations.......................................          101,209
Accumulated deficit.........................................         (143,966)
Stockholders' equity........................................        3,209,046

NEW VERITAS UNAUDITED COMPARATIVE PER SHARE DATA

     The following tables present certain unaudited historical and unaudited pro forma per share data that reflect the completion of the NSMG combination and the TeleBackup combination. This data should be read in conjunction with the New VERITAS unaudited pro forma combined condensed financial statements, and the historical financial statements of VERITAS incorporated herein by reference and of the Network & Storage Management Group business and TeleBackup included elsewhere in this document. The New VERITAS unaudited pro forma combined condensed per share data does not necessarily indicate the operating results that would have been achieved had the NSMG combination and the TeleBackup combination occurred at the beginning of the periods presented, and do not indicate future results of operations or financial position.

     The Network & Storage Management Group business is an operating division of Seagate Software and it has no formal capital structure. Therefore, historical per share information is not presented.

         SUMMARY

     The following options and other potential common securities, based upon the options outstanding and closing price of VERITAS common stock as of December 31, 1998, have not been included in the computation of pro forma diluted net loss per share because their effect would be antidilutive.

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                POTENTIAL COMMON SECURITIES:                  (IN THOUSANDS)
VERITAS options outstanding.................................       8,211
Options to be issued in connection with the NSMG
  combination...............................................       3,482
Options to be issued in connection with the TeleBackup
  combination...............................................          78
Common stock issuable upon conversion of VERITAS convertible
  notes.....................................................       2,326
                                                                  ------
                                                                  14,097
                                                                  ======

Calculation of book value per share amounts

     The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of each period for which the computation is made. For purposes of computing the historical book value per share of VERITAS as of December 31, 1998, historical book value of $169.9 million was divided by historical actual shares outstanding of 47,628,742. For purposes of computing the book value per share of TeleBackup as of December 31, 1998, historical book value of C$4.3 million was divided by the actual shares outstanding of 11,158,745. For purposes of computing the pro forma book value per share of New VERITAS as of December 31, 1998, pro forma net book value of $3,209.0 million was divided by pro forma actual shares outstanding of 83,739,174.

Calculation of TeleBackup equivalent pro forma per share amounts

     The TeleBackup equivalent pro forma per share amounts are computed by multiplying the New VERITAS pro forma combined per share amounts by the exchange ratio of 0.13233 shares of New VERITAS common stock for each TeleBackup common share.

                                                                   YEAR ENDED
                                                                    OR AS OF
                                                                DECEMBER 31, 1998
                                                                -----------------
VERITAS HISTORICAL:
Basic net income per share..................................          $1.10
Diluted net income per share................................          $1.00
Book value per share........................................          $3.57

                                                                   YEAR ENDED
                                                                    OR AS OF
                                                                DECEMBER 31, 1998
                                                                -----------------
TELEBACKUP HISTORICAL:
Basic and fully diluted net loss per share..................        C$(0.17)
Book value per share........................................         C$ 0.38

                                                                   YEAR ENDED
                                                                    OR AS OF
                                                                DECEMBER 31, 1998
                                                                -----------------
NEW VERITAS PRO FORMA COMBINED:
Basic net loss per share....................................         $(8.38)
Diluted net loss per share..................................         $(8.38)
Book value per share........................................         $38.32
Equivalent pro forma basic and fully diluted net loss per
  TeleBackup share..........................................         $(1.11)
Equivalent pro forma book value per TeleBackup share........         $ 5.07

         SUMMARY

SEAGATE SOFTWARE SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

     We are providing the following information to give you a better picture of what the results of operations and financial position of Seagate Software might have looked like had the NSMG combination occurred at an earlier date. In addition, the pro forma financial information includes the estimated impact of the purchase of certain shares of Seagate Software by Seagate Technology. This information is provided as an example only. It does not show what the results of operations or financial position of Seagate Software would have been had the NSMG combination, the Seagate Software employee stock option exchange offer and the Seagate Technology exchange offer actually occurred on the dates assumed. This information also does not purport to indicate what Seagate Software's future operating results or consolidated financial position will be.

     Please see "Seagate Software Unaudited Pro Forma Condensed Financial Statements" on page 160 for a more detailed explanation of this analysis.

HOW THE PRO FORMA FINANCIAL STATEMENTS WERE PREPARED

     We derived these statements from the Seagate Software unaudited pro forma condensed financial statements. Seagate Software will recognize a gain and record certain intangible assets on the contribution of the Network & Storage Management Group business to New VERITAS in exchange for New VERITAS common stock. In addition, Seagate Technology will purchase certain outstanding shares of Seagate Software and, as a result, will record certain intangible assets. For a more detailed description of the accounting treatment of the exchange transaction between Seagate Software and New VERITAS, see "The NSMG
Combination -- Accounting treatment -- Accounting treatment by Seagate Software" on page 76.

     The pro forma statement of operations data for the year ended July 3, 1998 and the six months ended January 1, 1999 includes recurring adjustments which assume that the employee stock option exchange offer and the Seagate Technology exchange offer took place on June 28, 1997, the first day of Seagate Software's fiscal 1998. The pro forma statement of operations data for Seagate Software eliminates the historical results of the Network Storage & Management Group business and includes Seagate Software's equity interest in the results of New VERITAS for the same periods, plus recurring amortization of intangibles and goodwill associated with the Seagate Technology exchange offer, as described in the notes to the Seagate Software unaudited pro forma condensed financial statements.

     We prepared the pro forma balance sheet data assuming that the NSMG combination, the Seagate Software employee stock option exchange offer and the Seagate Technology exchange offer all took place on January 1, 1999.

         SUMMARY

SEAGATE SOFTWARE SELECTED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                                                                                    SIX MONTHS
                                                               YEAR ENDED              ENDED
                                                              JULY 3, 1998        JANUARY 1, 1999
                                                             --------------      -----------------
          PRO FORMA STATEMENT OF OPERATIONS DATA:            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total net revenue..........................................     $ 118,180             $ 59,530
Loss from operations.......................................        (9,524)             (11,196)
Net (loss).................................................      (226,014)            (106,819)
Net loss per share -- basic................................     $  (88.40)            $ (41.78)
Net loss per share -- diluted..............................     $  (88.40)            $ (41.78)
Number of shares used in computing per share amounts --
  basic....................................................         2,557                2,557
Number of shares used in computing per share amounts --
  diluted..................................................         2,557                2,557

                                                                   AS OF
                                                              JANUARY 1, 1999
               PRO FORMA BALANCE SHEET DATA:                  ---------------
                                                              (IN THOUSANDS)
Working capital.............................................        17,010
Total assets................................................     1,651,162
Retained earnings...........................................       520,465
Stockholders' equity........................................       996,134

SEAGATE SOFTWARE COMPARATIVE PER SHARE DATA

     The following tables present certain unaudited historical and pro forma per share data that reflect the completion of the NSMG combination based upon the historical financial statements of Seagate Software. The data presented below should be read in conjunction with "Seagate Software Unaudited Pro Forma Condensed Financial Statements" on page 160 and the historical financial statements of Seagate Software in Seagate Software's 1998 annual report on Form 10-K/A and Seagate Software's quarterly reports on Form 10-Q/A which are included and incorporated by reference in this document and the historical financial statements of the Network & Storage Management Group business included in this document. The unaudited pro forma combined financial data does not necessarily indicate the operating results that would have been achieved had the NSMG combination occurred at the beginning of the periods presented, and do not indicate future results of operations or financial position. The Network & Storage Management Group business is an operating division of Seagate Software, and it has no formal capital structure; accordingly, share and per share information is not presented.

Calculation of Seagate Software historical book value per share

     For purposes of computing the historical book value per share of Seagate Software as of July 3, 1998, stockholders' equity of $57.1 million, reduced by the preferred stockholder liquidation preference of $409.8 million, was divided by historical actual shares outstanding of 235,502. For purposes of computing the historical book value per share of Seagate Software as of January 1, 1999, stockholders equity of $68.6 million, reduced by the preferred stockholder liquidation preference of $409.8 million, was divided by historical actual shares outstanding of 366,034.

Calculation of Seagate Software pro forma per share data

     The pro forma comparative per share data has been calculated assuming option holders exercise 1,746,828 options to purchase Seagate Software common stock and that the shares from the exercise of stock options plus 608,665 shares held by existing minority interest shareholders, 2,355,493 shares

         SUMMARY

out of 5,248,516 vested shares and options issued and outstanding, are exchanged for Seagate Technology stock and assuming 34,606,432 shares of New VERITAS are issued to Seagate Software in connection with the NSMG combination. For purposes of computing the pro forma book value per share of Seagate Software as of July 3, 1998, pro forma stockholders equity of $982.5 million, reduced by the liquidation preference of $409.8 million, was divided by pro forma actual shares outstanding of 2,556,745. For purposes of computing the pro forma book value per share of Seagate Software as of January 1, 1999, pro forma stockholders equity of $996.1 million, reduced by the liquidation preference of $409.8 million, was divided by pro forma actual shares outstanding of 2,556,745.

     The pro forma book value per share computations include the effect of the in-process research and development charges and the compensation expense amounting to $184 million as described below. The pro forma net loss per share does not reflect these charges since they are non-recurring. These charges will be reflected in Seagate Software's consolidated financial statements in the period the NSMG combination and the purchase of shares by Seagate Technology are completed.

Accounting for the NSMG combination

     Seagate Software will contribute its Network & Storage Management Group business to New VERITAS in exchange for a 41.85% ownership interest in New VERITAS. As a result, Seagate Software will recognize a pro rata gain on the contribution for the difference between 58.15% of the book value of its investment in the Network & Storage Management Group business and 58.15% of the fair value of the New VERITAS stock received. Seagate Software will record its initial investment in New VERITAS based on the fair value of the New VERITAS stock received plus the book value of the remaining 41.85% of the original investment in the Network & Storage Management Group business.

     In-process research and development. Seagate Software will allocate the purchase price of the New VERITAS stock received based on the estimated fair value of the New VERITAS assets acquired. It is estimated that Seagate Software will record in-process research and development charges of approximately $92.1 million in connection with the NSMG combination.

     Acquisition of minority interest. In a separate transaction, Seagate Technology has offered to exchange shares of Seagate Technology common stock for all of the outstanding vested shares of Seagate Software common stock not already owned by Seagate Technology. Any shares acquired that were not vested for more than six months will be accounted for as the settlement of an earlier award of stock and will result in compensation expense of approximately $86.7 million. The acquisition of shares vested and held for more than six months will be accounted for as the acquisition of a minority interest and the purchase price will be allocated to the underlying assets and liabilities including in-process research and development of approximately $1.4 million. The amount allocated to in-process research and development will be charged to expense in the period in which the shares are acquired. The accounting for the acquisition of Seagate Software common stock by Seagate Technology will be recorded by Seagate Software as a capital contribution from Seagate Technology and as compensation expense, purchased research and development, and intangible assets.

         SUMMARY

Historical and pro forma per share data

                                                             YEAR ENDED     SIX MONTHS ENDED
                                                              OR AS OF          OR AS OF
                                                            JULY 3, 1998    JANUARY 1, 1999
                                                            ------------    ----------------
SEAGATE SOFTWARE -- HISTORICAL
Basic net income (loss) per share.........................   $   (56.33)        $  36.11
Diluted net income (loss) per share.......................   $   (56.33)        $   0.14
Book value per common share...............................   $(1,497.41)        $(932.03)

                                                            YEAR ENDED      SIX MONTHS ENDED
                                                             OR AS OF           OR AS OF
                                                           JULY 3, 1998     JANUARY 1, 1999
                                                           ------------    ------------------
SEAGATE SOFTWARE -- PRO FORMA
Basic net loss per share.................................   $   (88.40)        $   (41.78)
Diluted net loss per share...............................   $   (88.40)        $   (41.78)
Book value per common share..............................   $   224.02         $   229.35

                                                                            RISK
FACTORS

                                  RISK FACTORS

     In evaluating the proposals to be voted on at your meeting or, if applicable, whether to exchange Seagate Software stock options, please carefully consider the information presented throughout this document, and in particular the following risk factors. Some of these risk factors relate directly to the transactions described in this document, while others relate to the businesses of New VERITAS, VERITAS, the Network & Storage Management Group and TeleBackup.

RISKS RELATING TO THE NSMG AND TELEBACKUP COMBINATIONS

     We might fail to integrate the businesses of VERITAS, the Network & Storage Management Group and TeleBackup

     Product line integration will be difficult. If we complete the acquisition of the NSMG business and TeleBackup, which is not assured, New VERITAS will need to integrate three independent businesses. One key issue will be the integration of the product offerings of the Network & Storage Management Group business and TeleBackup with those of VERITAS. This product line integration will involve consolidation of products with duplicative functionality, coordination of research and development activities, and convergence of the technologies supporting the various products. For example, VERITAS' NetBackup product and the Network & Storage Management Group's Seagate Backup Exec product share many features and functions, and the Network & Storage Management Group's Seagate Client Exec product is very similar to TeleBackup's TSInfoPro. Technology convergence will be particularly difficult because the products of VERITAS and the Network & Storage Management Group business lack a common technology architecture. In particular, the Network & Storage Management Group products were not designed for the degree of scalability that VERITAS' products were designed for, nor for use on the variety of operating systems. Further, we have no experience with product and technology integration on the scale contemplated by the NSMG combination.

     Other business integration issues could arise. Other problems inherent in integrating the businesses of VERITAS, the Network & Storage Management Group business and TeleBackup include:

     - maintaining brand recognition for key products of the Network & Storage Management Group business products, such as Seagate Backup Exec, and of the TeleBackup product, TSInfoPro, while migrating customer identification of the brands to New VERITAS;

     - resolving channel conflicts that may arise between the original equipment manufacturer and direct sales distribution channels of VERITAS and the retail channels of the Network & Storage Management Group business;

     - coordinating, integrating and streamlining geographically dispersed operations, such as engineering facilities in: Mountain View, California; San Luis Obispo, California; Roseville, Minnesota; Heathrow, Florida; Durham, North Carolina; Tacoma Park, Maryland; Boulder, Colorado; Boston, Massachusetts; Cambridge, Massachusetts; Bellevue, Washington; Calgary, Alberta; and Pune, India; and

     - coping with customers' uncertainty about continued support for duplicative New VERITAS products.

     The integration will be expensive and is likely to interrupt our business activities. Any of these risks could harm New VERITAS' revenues and results of operations.

                                                                            RISK
FACTORS

     Management and employee integration issues could arise. Potential management and employee integration problems include:

     - resolving differences between the corporate cultures of VERITAS and the Network & Storage Management Group business; and

     - integrating the management teams of all three companies successfully.

     Our officers and directors have interests that are different from or in addition to yours, which could influence them to support the combinations

     VERITAS, Seagate Technology, Seagate Software, members of their boards of directors and management, and certain officers of TeleBackup will receive benefits from the NSMG combination and the TeleBackup combination in addition to those which you will receive. Because of these benefits, these persons may be influenced to vote in favor of or to recommend the combinations. These interests include:

     - New VERITAS, VERITAS and a subsidiary of Seagate Software have entered into a cross-license and original equipment manufacturer agreement;

     - New VERITAS and Seagate Technology have entered into a development and license agreement;

     - The current executive officers and directors of VERITAS will become executive officers and directors of New VERITAS;

     - Terence Cunningham, Michael Colemere, Michael Wentz and David Hallmen are executive officers of Seagate Software or employees of the Network & Storage Management Group business who will become executive officers of New VERITAS and will be entitled to participate in the employee stock option exchange offer;

     - Terence Cunningham, Gregory Kerfoot and Stephen Luczo will become directors of New VERITAS;

     - Each of the Seagate Software executive officers and employees of the Network & Storage Management Group who will become executive officers of New VERITAS, and other key employees of the Network & Storage Management Group business, will sign employment agreements with New VERITAS that provide for terms of employment and severance benefits, among other things;

     - Byron Osing, Bruce Meyer and Thomas Glassford are executive officers of TeleBackup who will enter into employment agreements with New VERITAS and TeleBackup that provide for terms of employment and severance benefits, among other things;

     - Seagate Software will have the right to nominate two members of the New VERITAS board of directors, who will be Stephen J. Luczo and Gregory B. Kerfoot initially;

     - New VERITAS will grant registration rights to Seagate Software enabling it to resell its shares of New VERITAS common stock in the public market; and

     - Steven Brooks was a managing director of Donaldson, Lufkin & Jenrette Securities Corporation, VERITAS' financial advisor, and a member of the VERITAS board of directors when the VERITAS board approved the NSMG combination. VERITAS has agreed to pay a total fee of $7.5 million to this financial advisor upon the consummation of the NSMG combination.

                                                                            RISK
FACTORS

     New VERITAS will incur significant accounting charges in connection with the combinations that will reduce its earnings immediately and in the future

     The significant costs of integration associated with the combinations increases the risk that we will not realize the anticipated benefits. Because New VERITAS will account for the NSMG combination and the TeleBackup combination as purchases, we expect to incur non-cash charges of approximately $103.1 million to our operating statements, related to the write-off of in-process research and development. We also will record goodwill and other intangible assets of approximately $3,244.7 million. This amount will be amortized over four years, and will result in charges to operations of approximately $202.8 million per quarter. In addition, we expect to incur a restructuring charge upon closing, currently expected in the first half of 1999, in the range of $8.0 million to $11.0 million, primarily related to costs for duplicate facilities of VERITAS which New VERITAS plans to vacate. These costs are in addition to the liability for the estimated costs to New VERITAS to vacate facilities of the Network & Storage Management Group business which will become duplicative upon the completion of the NSMG combination. See "New VERITAS Unaudited Pro Forma Combined Condensed Financial Statements" on page 146.

     You will have different rights as a stockholder of New VERITAS than you currently have as a stockholder of your company

     In connection with the combinations, some holders of Seagate Software stock options, and all security holders of TeleBackup, will acquire securities of New VERITAS. They will have different rights as a stockholder or option holder of New VERITAS.

     Examples of how rights of TeleBackup shareholders will differ include:

     Number of votes required for approval. Under Alberta law, certain fundamental changes to TeleBackup's affairs require the approval of two-thirds of the votes which are actually cast on the resolution considering the matter. Under Delaware law, a majority of the shares outstanding must vote in favor of the transaction. The Delaware threshold for stockholder approval may effectively be higher than that required under Alberta law, depending upon how many shareholders actually cast their votes. Votes which are not cast under Alberta law are not counted, whereas under Delaware law they are deemed to be a negative vote.

     Dissenter's rights. Under Alberta law, there are additional corporate actions which will trigger a right of dissent for a holder of TeleBackup common shares which are not available under Delaware law. In addition, the oppression remedy which entitles a disgruntled shareholder to seek relief from a court in certain circumstances, is not available under Delaware law and therefore not available to a holder of New VERITAS.

     Residence of directors. There are also residency requirements for directors under Alberta law whereas there are no residency requirements under Delaware law.

     Limited liability of directors. Delaware law allows for a limitation on the liability of directors. Alberta law does not provide for a limitation on liability.

     Transactions with interested stockholders. Delaware law restricts certain business combinations between the company and an "interested stockholder." Alberta law provides no such controls. However, certain Canadian securities legislation may apply to a transaction to impose similar controls.

                                                                            RISK
FACTORS

     Examples of how the rights of Seagate Software optionees who acquire and later exercise New VERITAS options will differ:

     Classified board. New VERITAS will have a classified board of directors where each member will have a three-year term and only one-third of the directors will be elected annually. Seagate Software does not have a classified board of directors.

     Cumulative voting. The New VERITAS stockholders will not be entitled to vote their shares cumulatively for directors. Seagate Software stockholders are entitled to cumulate their votes in the election of directors.

     Stockholder rights plan. New VERITAS has adopted a stockholder rights plan for takeover defense purposes while Seagate Software has not.

     See page 269.

     The exchange ratio for the TeleBackup combination can vary prior to the closing of the TeleBackup combination

     The TeleBackup exchange ratio can vary. The number of exchangeable shares issued by a subsidiary of VERITAS or shares of New VERITAS or VERITAS common stock into which the TeleBackup common shares will be converted is determined by the TeleBackup exchange ratio. The TeleBackup exchange ratio is set with reference to the average closing price of VERITAS common stock on the Nasdaq National Market during the 10 trading days ending two trading days before the closing date of the TeleBackup combination. This ratio was 0.13233 as of March 31, 1999. It will fluctuate until it is fixed.

     We urge you to check the current trading price of VERITAS common stock. To see how the exchange ratio is calculated, see page 131. In addition, you may call 1-877-305-3753 in North America for updated information about the exchange ratio.

     The exchange ratio for the employee stock option exchange offer can vary prior to the closing of the NSMG combination

     The exchange ratio for the employee stock option exchange offer is set by a formula. As of March 31, 1999, the exchange ratio was 0.647488 VERITAS shares for each Seagate Software share. This ratio varies depending upon the closing price of VERITAS common stock over five trading days ending on the sixth business day before the closing of the NSMG combination. The ratio also varies depending upon the number of shares of Seagate Software common stock, options and convertible securities outstanding prior to the closing of the NSMG combination. Because of the timing of when the final exchange ratio is set, the ratio is likely to fluctuate after a Seagate Software stock option holder has elected to convert his or her stock options to New VERITAS options. Therefore, the option holder may receive an option to purchase a different number of shares of New VERITAS common stock than was the case at the time the option holder made his or her choice. To see how the exchange ratio is calculated, see page 100. In addition, for updated information call 877-707-5656 after first dialing the AT&T Direct Access Code for the country from which you are calling if you are outside North America.

RISKS RELATING TO NEW VERITAS AFTER THE NSMG AND TELEBACKUP COMBINATIONS

     Our operating results may fluctuate significantly as a result of factors outside our control, which could adversely affect our stock price

     Fluctuations in our net income are likely to affect the market price of our common stock in a manner that may be unrelated to our long-term operating performance. The more likely it is that market prices of New VERITAS common stock will fluctuate, the

                                                                            RISK
FACTORS

riskier is your decision to acquire New VERITAS common stock. In addition, the number of factors that could affect our results makes an investment in New VERITAS more risky than many other investments.

     Our revenue in any quarter will depend substantially on orders we receive and ship in that quarter. In addition, we typically receive a significant portion of orders in any quarter during the last two weeks of the quarter, and we cannot predict whether those orders will be placed, fulfilled and shipped in that period. If we have lower revenues than we expect, we probably will not be able to reduce our operating expenses quickly in response. Therefore, any significant shortfall of revenue or delay of customer orders could have an immediate adverse effect on our operating results in that quarter.

     The operating results of VERITAS, the Network & Storage Management Group business and TeleBackup have fluctuated in the past, and the operating results of New VERITAS are likely to fluctuate significantly in the future. Factors that could affect New VERITAS' operating results include:

     - timing and magnitude of sales through original equipment manufacturers;

     - the unpredictability of the timing and level of sales to resellers and our direct sales force, which tend to generate sales later in our quarters and than original equipment manufacturer sales;

     - timing and magnitude of large orders;

     - timing and amount of our marketing, sales and product development expenses;

     - cost and time required to develop new software products;

     - the introduction, timing and market acceptance of new products;

     - our ability to deliver products that are Year 2000 compliant;

     - timing of revenue recognition for sales of software products and services;

     - changes in data storage and networking technology or introduction of new operating system upgrades by original equipment manufacturers, which could require us to modify our products or develop new products;

     - the relative growth rates of the Windows NT and UNIX markets;

     - timing of Microsoft's release of the next version of Windows NT, or Windows 2000, and the rate of adoption of Windows 2000 by users;

     - pricing policies and distribution terms; and

     - the timing and magnitude of acquisitions.

     We will depend on large orders with lengthy sales cycles for a significant portion of our revenues

     Customer orders can range in value from a few thousand to over a million dollars. The length of time between initial contact with a potential customer and sale of a product, or our sales cycle, outside the retail channel is typically complex and lengthy, so it can last from three to nine months. These direct sales also represent our largest orders. Therefore, New VERITAS' revenues for a period are likely to be affected by the timing of larger orders, which makes those revenues difficult to predict. Our revenues for a quarter could

                                                                            RISK
FACTORS

be reduced if large orders forecasted for a certain quarter are delayed or are not realized. The cycle factors that could delay or defer an order, include:

     - time needed for technical evaluations of our software by customers;

     - customer budget restrictions;

     - customer internal review and testing procedures; and

     - engineering work needed to integrate our software with the customers' systems.

     We will face many difficulties in managing a larger company

     In deciding whether to authorize the NSMG combination or to invest in shares of New VERITAS common stock, you should bear in mind that the larger company will create new challenges for our existing management. If we fail to meet those challenges the value of your investment may decline. Both VERITAS and the Network & Storage Management Group business have recently grown rapidly. After the NSMG combination and the TeleBackup combination, we will have a workforce approximately twice the size of the VERITAS workforce prior to the combinations. New VERITAS will also need to hire additional sales, engineering and support personnel for the foreseeable future. This growth is likely to strain our management control systems and resources, including decision support, accounting and management information systems. We will need to continue to improve our financial and management controls and our reporting systems and procedures to manage our employees and to obtain additional facilities.

     New VERITAS will need to hire and retain many new sales and engineering personnel, which is difficult

     In deciding whether to authorize the NSMG combination or to invest in New VERITAS common stock, you should also realize that New VERITAS' challenge includes personnel needs that are more acute than those facing most companies. As a result of the combinations, New VERITAS will need to hire many additional sales and engineering personnel. Competition for individuals with these skills is intense, particularly in many of the areas where New VERITAS will seek to hire those persons. Additions of new personnel and departures of existing personnel can be disruptive to our business and can result in the departure of other employees. We will also remain dependent on the continued service of our key personnel. Even though New VERITAS intends to enter into employment agreements with key management personnel, these agreements cannot prevent the departure of those employees. We do not have key person life insurance covering any of our personnel, nor do we currently intend to obtain any of this insurance.

     We will be distributing our products through multiple distribution channels, each of which is subject to risks

     Our ability to manage multiple distribution channels is a new risk that will face VERITAS stockholders after the NSMG combination. VERITAS has historically sold its products through original equipment manufacturers and, to a lesser extent, direct sales.

     Retail distribution. Certain software products of the Network & Storage Management Group business are sold primarily in the retail channel. VERITAS management has little

                                                                            RISK
FACTORS

experience in this market and faces different challenges than it faces in selling most of its products. For example:

     - VERITAS does not have the same level of brand recognition in this channel;

     - this means of distribution typically involves shorter product life cycles;

     - the retail channel has higher risks of product returns;

     - the retail channel has higher marketing expenses; and

     - this channel has less predictable market demand.

     Direct sales. We will also depend on our direct sales force to sell our products. This also involves a number of risks, including:

     - longer sales cycles for direct sales;

     - our need to hire, train, retain and motivate our sales force; and

     - the length of time it takes our new sales representatives to become productive.

     Original equipment manufacturers. A portion of our revenues are expected to come from original equipment manufacturers that incorporate our storage management software into systems they sell. We will have no control over the shipping dates or volumes of systems the original equipment manufacturers ship. They have no obligation to ship systems incorporating our software. They do not have to recommend or offer our software products exclusively or at all, and have no minimum sales requirements. They can terminate our relationship at any time. These original equipment manufacturers could choose to develop their own storage management products internally and incorporate those products into their systems in lieu of our products. Our business could be harmed if some or all of our current original equipment manufacturers discontinued selling New VERITAS' products.

     Development Agreements for original equipment manufacturers. VERITAS and the Network & Storage Management Group business have important original equipment manufacturer agreements with Hewlett-Packard, Sun Microsystems, Microsoft, Dell, Seagate Technology and Compaq Computer. Under these agreements we develop "lite" versions of our products to be included in these original equipment manufacturers' systems software and products. Developing products for these original equipment manufacturers causes us to divert significant resources from other activities which are also important to our business. If these "lite versions" do not result in substantial revenue, our business could be adversely affected.

     New VERITAS' distribution channels could conflict with one another

     New VERITAS will have many different distribution channels, more than VERITAS alone has. Our original equipment manufacturers, resellers and direct sales force may target similar sales opportunities, which could lead to inefficient allocation of sales resources. We may also try to sell full versions of the products to customers of the original equipment manufacturers for whom we have developed "lite" versions of our products. This would result in us marketing similar products to end-users. These overlapping sales efforts could also adversely affect our relationships with our original equipment manufacturers and other sales channels and result in them being less willing to market our products aggressively. If our indirect sales decline, we would need to accelerate our investments in alternative distribution channels. We may not be able to do this in a timely manner, or at all.

                                                                            RISK
FACTORS

     Risks relating to our development agreements with Microsoft

     We have important agreements with Microsoft under which we develop software for its Windows operating system. However, if we do not develop these products in time for the release of Microsoft's Windows NT 5.0, or Windows 2000, operating system, Microsoft will not include them in this operating system. Even if we do develop these products on time, Microsoft is not obligated under the agreements to include them in this operating system. If for any reason our software is not included in Windows 2000 we will lose our expected opportunity to market additional products to the Windows NT installed customer base, as well as suffer negative publicity. In addition, we would lose the investment we have made in developing products for inclusion in Windows 2000.

     Risks of delay of release of Windows 2000. Microsoft is not required to release Windows 2000 on any particular date. Therefore, if the release of this operating system is delayed, it will be more difficult for us to market and sell our products to Windows NT users.

     Microsoft could develop competing products Microsoft can also develop enhancements to and derivative products from our software products that are embedded in Windows NT products. If Microsoft developed any enhancements or derivative products, or its own base products with equivalent functionality, Microsoft could choose to compete with us.

     Sales of a small number of product lines will make up a substantial portion of our revenues

     New VERITAS expects to derive a substantial majority of its revenue from a limited number of software products and expects to continue to do so for the foreseeable future. For example, in the year ended December 31, 1998, VERITAS derived approximately 87.4% of its license revenue from storage management products, which include Volume Manager, File System and NetBackup and the Network & Storage Management Group business derived 87.9% of its revenue from its Backup Exec product. If many customers do not purchase these products as a result of competition, technological change or other factors, our revenues would decrease. Also, VERITAS' Net Backup and Network & Storage Management Group's Backup Exec product perform certain overlapping functions. After the combination, it is possible that customers could select one product over the other, which could result in reduced revenues for the other product. Therefore, we may not receive the same aggregate level of revenues from these products as we have received in the past.

     Our products have relatively short life cycles

     Our software products have a limited life cycle and it is difficult to estimate when they will become obsolete. This makes it difficult for us to forecast revenue and makes your investment in New VERITAS more risky. If we do not develop and introduce new products before our existing products have completed their life cycles, we would not be able to sustain our level of sales. In addition, to succeed, many customers must adopt our new products early in the product's life cycle. Therefore, if we do not attract sufficient customers early in a product's life, we may not realize the amount of revenues we anticipated for the product. We cannot be sure that we will continue to be successful in marketing our key products.

                                                                            RISK
FACTORS

     We derive significant revenues from only a few customers

     Sales to a small number of customers generate a disproportionate amount of our revenue. For example, in the year ended December 31, 1998, VERITAS derived 12% of its revenue from sales to Sun Microsystems and the Network & Storage Management Group business derived 28% of its revenues from sales to Ingram Micro Inc. If Sun Microsystems or Ingram Micro, or any other significant customer, were to reduce its purchases from us, our revenues and therefore our business would be harmed unless we were to increase sales to other customers substantially. We do not have a contract with Sun Microsystems, Ingram Micro or any other customer that requires the customer to purchase any specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels.

     New VERITAS plans to port products to new operating systems and we face uncertainties in porting products and developing new products

     Certain of VERITAS' products operate primarily on certain versions of the UNIX computer operating system. VERITAS is redesigning, or porting, certain of its software products to operate on the Windows NT operating system. VERITAS is also developing new products for UNIX as well as for Windows NT. TeleBackup's products operate primarily on the Windows and Windows NT operating systems. New VERITAS intends to port the TeleBackup products to the UNIX operating system. We may not be able to accomplish any of this work quickly or cost-effectively.

     These activities require substantial capital investment, substantial employee resources and the cooperation of the owners of the operating systems to or for which the products are being ported or developed. For example, VERITAS' porting and development work for the Windows NT market has required it to hire additional personnel with Windows NT expertise and to devote engineering resources to these projects. Operating system owners have no obligation to assist in these porting or development efforts. In particular, we must obtain from them a source code license to certain portions of the operating system software, in order to port our products to or develop products for that operating system. If they do not grant us a license or if they do not renew our license, we would not be able to expand our product line easily into other areas. For example, we rely on a source code license from Microsoft with respect to our Windows NT development projects. Microsoft is under no obligation to renew the source code license, which is subject to annual renewal.

     The market for TSInfoPro is unproven

     TeleBackup's primary product, TSInfoPro, which is designed to back up data for remote PC users, represents new technology that has no proven market. A market may not develop for this product or similarly unproven products in the future. This could harm our business because the investment in TeleBackup, and any additional development and marketing costs, would be lost, and any expected revenue opportunities would not materialize.

                                                                            RISK
FACTORS

     We face intense competition on several fronts

     In considering whether to approve this NSMG combination, VERITAS stockholders should bear in mind that the combined company will have new competitors. Seagate Software option holders considering whether to accept the employee stock option exchange offer should be aware that New VERITAS will face a wide variety of tough competitors. Our principal competitors include:

     - internal development groups within original equipment manufacturers that provide storage management functions with their systems, such as Sun Microsystems for its Solaris System, Compaq for its Digital UNIX, IBM for its AIX System and Microsoft for its Windows NT;

     - other software vendors and hardware companies that offer products with some of our products' features, such as controller and disk subsystem manufacturers;

     - hardware and software vendors that offer storage application products, such as the Cheyenne division of Computer Associates, for its ARCserve product; EMC, for its Enterprise Data Manager product; IBM, for its ADSTAR Distributed Storage Manager product; Intelliguard, for its BudTool product; Spectralogic, for its Alexandria Network Librarian product; StorageTek, for its REELbackup product; Hewlett-Packard, for its Omniback product; and Legato Systems, for its NetWorker and GEMS products; and

     - hardware and software vendors that offer high availability and clustering products, such as Fulltime Software, Inc., formerly known as Qualix Group Inc., for its Qualix HA product; Sun Microsystems, for its Sun Cluster product; and Hewlett-Packard, for its HP-ServiceGuard product.

     Many of our competitors have substantially greater financial and technical resources than New VERITAS and may attempt to increase their presence in the storage management market by acquiring or forming strategic alliances with other competitors or business partners.

     Year 2000 risks

     We are in the process of conducting an extensive review of our products and services and of our internal business systems and infrastructure to identify potential year 2000 problems and are implementing remedial action to address those problems. While we do not expect to encounter any problems that would be material to our business or to incur significant costs in fixing year 2000 problems, if we do not identify and remedy these problems in a timely and efficient manner, we could experience substantial disruptions to our operations. Failure to achieve year 2000 readiness of our systems or products could lead to loss of existing and potential customers and subsequent costly litigation claims against us. Substantial disruptions to business could also be caused by factors outside our control such as loss of water and power, telecommunications systems, banking systems and transportation systems.

     Expanding our international sales depends on economic stability in regions that recently have been unstable

     An investment in New VERITAS common stock is more risky than an investment in many other companies because we plan to expand in overseas markets, such as Asia, Russia and Latin America, that have recently experienced significant economic turmoil. Continued turmoil could adversely affect our plans to increase sales in these regions.

                                                                            RISK
FACTORS

Economic recession could also affect our ability to maintain or increase sales in these or other regions in the future. Our concern is that recession could lead to:

     - restrictions on government spending imposed by the International Monetary Fund;

     - customers' reduced access to working capital to fund software purchases;

     - higher interest rates; and

     - reduced bank lending or other sources of financing for customers and potential customers.

Any of these factors could cause foreign customers to not purchase our products.

     Our foreign-based operations and sales create special problems that could hurt our results

     An investment in New VERITAS is riskier than in most businesses because we will have significant offshore operations, including development facilities, sales personnel and customer support operations. For example, as of March 31, 1999, VERITAS had approximately 135 engineers located in Pune, India, performing product development work. These offshore operations are subject to certain inherent risks, including:

     - potential loss of developed technology through piracy, misappropriation, or more lax laws regarding intellectual property protection;

     - imposition of governmental controls, including trade restrictions;

     - fluctuations in currency exchange rates and economic instability;

     - longer payment cycles for sales in foreign countries;

     - difficulties in staffing and managing the offshore operations;

     - seasonal reductions in business activity in the summer months in Europe and other countries; and

     - political unrest, particularly in areas in which we have facilities.

     In addition, our international sales will be denominated in local currency, creating risk of foreign currency translation gains and losses that could harm our financial results. If we generate profits or losses in foreign countries, our effective income tax rate could also be harmed. The currency instability in Asia and other financial markets may make our products more expensive than products sold by other vendors that are priced in one of the affected currencies. Therefore, foreign customers may choose not to purchase our products.

     New VERITAS will have a significant amount of debt

     VERITAS sold $100.0 million principal amount of 5 1/4% convertible subordinated notes in October 1997, and this debt will be assumed by New VERITAS. The annual interest payments will be $5.25 million which New VERITAS expects to fund from its cash flow from operations. As of December 31, 1998, the ratio of VERITAS' long term debt to total capitalization was 37%. New VERITAS will need substantial amounts of cash to fund interest payments and to repay the principal amount of debt when it matures, while at the same time funding capital expenditures and other working capital needs. While VERITAS' cash flow has been sufficient to fund such interest payments to date, if New VERITAS cannot meet its cash requirements from the cash generated by its

                                                                            RISK
FACTORS

business, it may not be able to respond to changing business or economic conditions adequately, make acquisitions or otherwise fund its business.

     If New VERITAS does not have sufficient cash to repay this debt when it matures, it may not be able to refinance this debt on reasonable terms or at all. This debt could be declared immediately due and payable if it does not make timely payments on this debt.

     New VERITAS' acquisition strategy involves risks

     New VERITAS common stock is more risky than that of other companies because New VERITAS plans to pursue a strategy of growth through acquisition. VERITAS has grown aggressively through acquisitions in the past and New VERITAS expects to pursue acquisitions in the future. Acquisitions involve a number of special risks and challenges, including:

     - our management's attention may be diverted, particularly in the case of multiple concurrent acquisitions;

     - we must integrate the target's operations and employees with our existing business;

     - we may have difficulty incorporating technology into our existing product lines;

     - key employees may leave; and

     - we may have difficulty presenting a unified corporate image.

     In the past, we have lost certain employees of acquired companies whom we desired to retain. In some cases, the integration of the operations of acquired companies took longer than initially anticipated. In addition, if the employees of target companies remain geographically dispersed from our existing staff, we may not realize some or all of the anticipated economies of scale.

     Each of us could be harmed if the combinations are not completed

     Each of us has expended substantial management time and incurred costs in negotiating these combinations. These costs would not be recouped if the combinations are not completed. If either the NSMG or TeleBackup combination is not completed, we would continue to operate as independent entities, despite our customers' and employees' expectations. Each of our reputations and relationships with our customers could be damaged if we fail to complete the combinations. If VERITAS does not complete the NSMG and TeleBackup combinations, VERITAS may be required to pay a significant breakup fee to Seagate Software or TeleBackup.

          NOTICE REGARDING FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT

     We have each made forward-looking statements in this document and in documents that are attached or incorporated by reference that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of New VERITAS, VERITAS, the Network & Storage Management Group business, Seagate Software or TeleBackup. When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should note that many factors, some of which are discussed elsewhere in this document, could affect our future financial results and cause those results to differ materially from those we anticipate in the forward-looking statements.

                                                                            RISK
FACTORS

     For a discussion of the detailed factors we anticipate will influence our future results, please refer to the "Risk Factors" section beginning on page 22 and to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the Network & Storage Management Group business and TeleBackup, on pages 175 and 205, and of VERITAS and Seagate Software, which are contained in their Forms 10-K and 10-Q on file with the SEC and available at http://www.sec.gov.

                      WHERE YOU CAN FIND MORE INFORMATION

     VERITAS and Seagate Software each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     TeleBackup files annual and quarterly reports as well as information circulars and other information with the Alberta Securities Commission and the Alberta Stock Exchange. You may read and obtain copies of reports and other information either from the Alberta Securities Commission at 400, 300 -- 5th Avenue S.W., Calgary, Alberta T2P 3C4, or the Alberta Stock Exchange at 10th Floor, 300 -- 5th Avenue S.W., Calgary, Alberta T2P 3C4 or at the Canadian Securities Administrators Website at http://www.sedar.com.

     New VERITAS has filed a registration statement on Form S-4 with respect to the common stock to be issued to holders of VERITAS common stock and to Seagate Software in the NSMG combination agreement, the options to purchase New VERITAS common stock to be exchanged for options to purchase Seagate Software common stock to be exchanged in the exchange offer, and the common stock to be issued upon exchange of the Exchangeco exchangeable shares to be issued to Canadian holders in the TeleBackup combination.

     This document constitutes the prospectus of New VERITAS that is filed as part of the registration statement. Other parts of the registration statement are omitted from this document in accordance with the rules and regulations of the SEC. Copies of the registration statement, including exhibits, may be inspected, without charge, at the offices of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates.

     You should rely only on the information contained in this document to vote on the proposals. We have not authorized anyone to provide you with information that is different from what is contained in this document.

     VERITAS has supplied all information contained in this document relating to VERITAS and New VERITAS. Seagate Technology and Seagate Software have supplied all information relating to the Network & Storage Management Group, Seagate Software and Seagate Technology. TeleBackup has supplied all information relating to TeleBackup.

                                                                            RISK
FACTORS

       WE ARE INCORPORATING OUR SEC FILINGS IN THIS DOCUMENT BY REFERENCE

     VERITAS is incorporating by reference in this document its annual report on Form 10-K for the fiscal year ended December 31, 1998 filed with the SEC on March 30, 1999.

     VERITAS incorporates by reference all documents that are filed with the SEC pursuant to Sections 13 or 15 of the Exchange Act prior to the VERITAS meeting.

     VERITAS will provide without charge to each person to whom a copy of this document has been delivered, upon request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this document incorporates. TO RECEIVE THESE DOCUMENTS ON TIME, YOU MUST REQUEST THE INFORMATION NO LESS THAN FIVE BUSINESS DAYS BEFORE THE DATE OF YOUR STOCKHOLDER OR SHAREHOLDER MEETING. Requests for copies should be directed to:

                          VERITAS SOFTWARE CORPORATION
                              1600 Plymouth Street
                            Mountain View, CA 94043
                            Attention: Marge Duncan

     Seagate Software is incorporating by reference in this document its:

     - annual report on Form 10-K for the fiscal year ended July 3, 1998, as amended;

     - quarterly report on Form 10-Q for the quarter ended October 2, 1998, as amended;

     - quarterly report on Form 10-Q for the quarter ended January 1, 1999, as amended; and

     - current report on Form 8-K dated October 21, 1998.

     Seagate Software incorporates by reference all documents that are filed with the SEC pursuant to Sections 13 or 15 of the Exchange Act prior to the Seagate Software meeting.

     Seagate Software will provide without charge to each person to whom a copy of these materials have been delivered, upon request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this document incorporates. TO RECEIVE THESE DOCUMENTS ON TIME, YOU MUST REQUEST THE INFORMATION NO LESS THAN FIVE BUSINESS DAYS BEFORE THE DATE OF YOUR STOCKHOLDER MEETING. Requests for copies should be directed to:

                             SEAGATE SOFTWARE, INC.
                                 915 Disc Drive
                        Scotts Valley, California 95066
                             Attention: Bill Rowley

VERITAS

                              THE VERITAS MEETING

WHEN AND WHERE THE MEETING WILL BE HELD


     The special meeting of stockholders of VERITAS will be held at 8:00 a.m., Pacific time, on May 27, 1999, at 1600 Plymouth Street, Mountain View, California 94043.


WHAT WILL BE VOTED UPON

     At the VERITAS meeting, you will be asked to approve the following proposals:

     (1) The NSMG combination, which combination includes issuing stock options to the employees of the Network & Storage Management Group business who exchange their Seagate Software stock options in the NSMG combination. In the NSMG combination, VERITAS will become a subsidiary of New VERITAS and Seagate will contribute to New VERITAS the assets of its Network & Storage Management Group business. The NSMG combination agreement is attached to this document as Appendix A. See "The NSMG Combination" on page 49 and "The NSMG Combination Agreement" on page 80.

     (2) In connection with the proposed combination with TeleBackup, amendments to the certificate of incorporation creating a new class of stock called special voting stock and to authorize one share of special voting stock. A copy of the proposed restated certificate of incorporation of VERITAS is attached to this document as Appendix P. See "The TeleBackup Combination" on page 106.

     (3) Amendments to the certificate of incorporation increasing the number of authorized shares of capital stock of VERITAS from 75,000,000 to 500,000,000;

     (4) Amendments to the VERITAS 1993 Employee Stock Purchase Plan to:

        - increase the number of shares reserved for issuance under the plan from 2,250,000 to 4,000,000;

        - provide for an automatic annual increase equal to 1% of the outstanding shares of VERITAS common stock in the number of shares reserved for issuance under the plan; and

        - add an additional offering period if the NSMG combination is completed before August 16, 1999. The purchase plan, as proposed to be amended, is attached to this document as Appendix R.

     (5) Amendments to the VERITAS 1993 Equity Incentive Plan increasing the number of shares reserved for issuance under the plan from 9,225,000 to 16,000,000. The equity incentive plan will be assumed by New VERITAS. The equity incentive plan, as proposed to be amended, is attached to this document as Appendix Q.

     (6) Amendments to the equity incentive plan providing for an automatic annual increase equal to 4.5% of the outstanding shares of VERITAS common stock in the number of shares reserved for issuance under that plan.

     We do not anticipate that any matter will be presented for action at the meeting. If any other material matters are properly brought before the meeting, we will re-solicit proxies.

VERITAS


ONLY STOCKHOLDERS ON APRIL 20, 1999 WILL BE ENTITLED TO VOTE



     You will be entitled to vote at the VERITAS meeting only if you are a holder of record of shares of VERITAS common stock at the close of business on April 20, 1999, the VERITAS record date. On that date, there were 48,163,920 shares of VERITAS common stock outstanding and entitled to vote. These shares were held of record by approximately 310 stockholders. VERITAS has been informed that there are in excess of 15,000 beneficial owners.


     Each VERITAS stockholder is entitled to one vote for each share of VERITAS common stock you held on the VERITAS record date for each matter to be acted upon in the VERITAS meeting.

VOTES REQUIRED TO APPROVE THE PROPOSALS

     The approval and adoption of each of the proposals described above will require the affirmative vote of the VERITAS stockholders as follows:

----------------------------------------------------------------------------------
                PROPOSAL                  REQUIRES AFFIRMATIVE VOTE OF A MAJORITY
                                          OF THE
----------------------------------------------------------------------------------
 The NSMG combination                     Outstanding common stock
 The amendments to the certificate of
 incorporation
----------------------------------------------------------------------------------
 The amendments to the VERITAS equity     Outstanding common stock present in
 incentive plan and VERITAS purchase      person or represented by proxy at the
 plan                                     meeting and entitled to vote
----------------------------------------------------------------------------------

SHARES HELD BY DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATES


     On April 20, 1999, directors and executive officers of VERITAS and their affiliates as a group held 8,016,130 shares of VERITAS common stock, or approximately 16.6% of the outstanding shares of VERITAS common stock. These directors and executive officers of VERITAS have executed voting agreements with Seagate Technology and Seagate Software, under which they have agreed to vote such shares in favor of the NSMG combination. See "Agreements Related to the NSMG Combination -- Voting agreements" on page 90.


VOTES NEEDED FOR A QUORUM

     The required quorum for the transaction of business at the meeting is a majority of the shares of VERITAS common stock outstanding on the VERITAS record date.

EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

     Abstentions will be included in determining the number of shares present and voting at the meeting and will have the same effect as votes against all of the proposals.

     For the proposals relating to the NSMG combination and the certificate of incorporation, broker non-votes will have the same effect as votes cast against the proposals.

     For each of the proposals relating to the VERITAS equity incentive plan and the VERITAS purchase plan, broker non-votes will have no effect.

VERITAS

VERITAS WILL PAY THE EXPENSES OF PROXY SOLICITATION

     VERITAS will pay the expenses of soliciting proxies to be voted at the meeting. Following the original mailing of the proxies and other soliciting materials, VERITAS and its agents also may solicit proxies by mail, telephone, telegraph or in person. VERITAS has retained a proxy solicitation firm, ChaseMellon Shareholder Services LLC, to aid it in the solicitation process. VERITAS will pay that firm a fee equal to $6,500. Following the original mailing of the proxies and other soliciting materials, VERITAS will request brokers, custodians, nominees and other record holders of VERITAS common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of VERITAS common stock and to request authority for the exercise of proxies. In these cases, VERITAS, upon the request of the record holders, will reimburse the holders for their reasonable expenses.

HOW PROXIES WILL BE VOTED

     All properly executed proxies received by VERITAS prior to the vote at the meeting that are not revoked will be voted at the meeting according to the instructions indicated on the proxies. If no direction is indicated, they will be voted to approve each of the proposals.

HOW YOU CAN REVOKE YOUR PROXY

     A VERITAS stockholder who has given a proxy may revoke it at any time before it is exercised at the meeting, by:

     - delivering to the Secretary of VERITAS by any means, including facsimile, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

     - signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

     - attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

     Please note, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the VERITAS meeting a letter from the broker, bank or other nominee confirming your ownership of the shares.

YOU DO NOT HAVE DISSENTERS' OR APPRAISAL RIGHTS

     You are not entitled to dissenters' rights or appraisal rights with respect to any proposals to be considered at the VERITAS meeting.

YOU MUST ACT BY A SPECIFIED DATE TO PRESENT A STOCKHOLDER PROPOSAL AT THE NEXT VERITAS ANNUAL MEETING

     Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules established by the Securities and Exchange Commission. In order for submitted proposals by New VERITAS stockholders to be considered for inclusion in the proxy statement for the next annual meeting of New VERITAS stockholders if the NSMG combination is approved, the proposals must be received a reasonable time before New VERITAS begins to print and mail its proxy

VERITAS


materials. If the NSMG combination is not approved, December 24, 1999 will be the deadline for the submission of proposals for the next VERITAS annual meeting.



     If a stockholder intends to submit a proposal at the next annual meeting of New VERITAS stockholders which is not eligible for inclusion in the proxy statement relating to that meeting, the stockholder must give notice to New VERITAS in accordance with the requirements set forth in the Securities Exchange Act no later than a reasonable time before New VERITAS mails its proxy materials for the meeting. If the NSMG combination is not approved, February 17, 2000 will be the deadline for giving notice to VERITAS of the intent to submit a proposal at the next VERITAS annual meeting. If a stockholder fails to comply with this notice provision, the proxy holders will be allowed to use their discretionary voting authority when and if the proposal is raised at that meeting, or the annual meeting of New VERITAS stockholders if the NSMG combination is approved.

TELEBACKUP

                             THE TELEBACKUP MEETING

WHEN AND WHERE THE MEETING WILL BE HELD


     The special meeting of shareholders of TeleBackup will be held at 3:00 p.m., Calgary time, on May 26, 1999 at the head office of TeleBackup at 200, 119 -- 14th Street N.W., Calgary, Alberta.


WHAT WILL BE VOTED UPON

     At the TeleBackup meeting you will be asked to approve the following:

     (1) A special resolution, the full text of which is set out in Appendix O to this document, to approve the proposed plan of arrangement under
         Section 186 of the Business Corporations Act (Alberta) and the associated amended and restated combination agreement dated April 12, 1999 between TeleBackup, VERITAS Software Corporation and VERITAS Holding Corporation.

     (2) Any other matters as may properly come before the meeting.

SHAREHOLDERS ENTITLED TO VOTE

     You will be entitled to vote at the TeleBackup meeting if you are a registered holder of TeleBackup common shares at the close of business on April 19, 1999, the TeleBackup record date. On March 31, 1999, 11,751,345 common shares of TeleBackup were issued and outstanding held of record by approximately 41 registered shareholders. TeleBackup believes that there are in excess of 500 beneficial holders. If you acquire TeleBackup common shares after the close of business on April 19, 1999, in order to vote at the TeleBackup meeting you must:

     - provide proof of ownership of the shares; and

     - demand to be included in the list of persons entitled to attend and vote at the TeleBackup meeting not later than 10 days before the TeleBackup meeting.

VOTE REQUIRED TO APPROVE THE RESOLUTION

     Registered holders of TeleBackup common shares are entitled to one vote for each share held. The shareholder's resolution approving the plan of arrangement must be approved by the affirmative vote of not less than two-thirds of the votes cast by the holders of TeleBackup common shares present, in person or by proxy, and entitled to vote at the TeleBackup meeting. Beneficial holders of TeleBackup common shares should refer to page 41.

SHARES HELD BY DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATES

     As of March 31, 1999, the TeleBackup directors, executive officers and each holder of more than 10% of TeleBackup's outstanding stock, held an aggregate of 4,707,551, or approximately 41% of the outstanding TeleBackup common shares. Each of them has agreed to vote all TeleBackup common shares held by it in favor of the approval of the arrangement.

     VERITAS, its executive officers and directors and their respective affiliates do not hold any TeleBackup common shares as of the TeleBackup record date. Seagate Technology, Seagate Software and their directors, executive officers and affiliates do not hold any TeleBackup common shares as of the TeleBackup record date.

TELEBACKUP

VOTES NEEDED FOR A QUORUM

     The required quorum for the transaction of business at the TeleBackup meeting is five percent of the TeleBackup common shares entitled to be voted at the TeleBackup meeting.

EFFECT OF FAILURE TO VOTE

     TeleBackup common shares which are not voted at the TeleBackup meeting are not considered to be votes against the resolutions considered and will not be included in the calculation of the majority required to pass those resolutions.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

     THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY PUBLIC SHAREHOLDERS OF TELEBACKUP, AS A SUBSTANTIAL NUMBER OF THE PUBLIC SHAREHOLDERS OF TELEBACKUP DO NOT HOLD TELEBACKUP COMMON SHARES IN THEIR OWN NAMES.

     Shareholders who do not hold their TeleBackup common shares in their own names, who we will call "beneficial shareholders" in this section, should note that only proxies and election forms deposited by shareholders whose names appear on the records of TeleBackup as the registered holders of TeleBackup common shares can be recognized and acted upon. If TeleBackup common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those TeleBackup common shares will not be registered in the shareholder's name on the records of TeleBackup. Those TeleBackup common shares will more likely be registered under the name of the broker or an agent of a broker. TeleBackup common shares held by brokers or their nominees can only be voted and elections made upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting TeleBackup common shares or making elections for their clients. The management of TeleBackup does not know for whose benefit the TeleBackup common shares registered in the name of a broker are held. Therefore, elections made by beneficial shareholders cannot be recognized or acted upon and beneficial shareholders cannot be recognized at the TeleBackup meeting for purposes of voting their TeleBackup common shares in person or by proxy.

     Every broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial shareholders in order to ensure that their TeleBackup common shares are voted at the TeleBackup meeting. The form of proxy supplied to a beneficial shareholder by its broker may be identical to that provided to registered shareholders. However, their purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder.

     The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation. This company typically applies a special sticker to the proxy form, mails the proxy form to the beneficial shareholders and asks beneficial shareholders to return the proxy form to it. Independent Investor Communications then tabulates the results of all instructions received and provides appropriate instructions with respect to the voting of TeleBackup common shares. A beneficial shareholder receiving a proxy with an Independent Investor Communications sticker on it cannot use that proxy to vote TeleBackup common shares directly at the TeleBackup meeting -- the election form and proxy must be returned to Independent Investor Communications well in advance of the TeleBackup meeting in order to have the TeleBackup common shares voted.

TELEBACKUP

     IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE TELEBACKUP MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE TELEBACKUP MEETING TO DETERMINE HOW YOU CAN DO SO.

     Only Canadian residents may elect to receive Exchangeco exchangeable shares for their TeleBackup common shares. If you are not a Canadian resident you may not make an election to receive Exchangeco exchangeable shares; instead you will receive New VERITAS common stock or, if the NSMG combination is not completed, you will receive VERITAS common stock. If you are a beneficial shareholder you will not receive an election form. Instead, you will receive a letter from TeleBackup reminding you to contact your broker to provide your instructions.

GENERAL PROXY INSTRUCTIONS

     Following National Policy No. 41, TeleBackup has selected April 19, 1999 as the record date for the TeleBackup meeting. Instruments of Proxy must be addressed to the Secretary of TeleBackup and be delivered to the Montreal Trust Company of Canada, Corporate Trust Department, Suite 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not later than 4:30 p.m. Calgary time on the business day before the time for the holding of the TeleBackup meeting. Only registered holders of TeleBackup common shares on the TeleBackup record date are entitled to receive notice of and to vote at the TeleBackup meeting, unless after that date a registered holder of TeleBackup common shares transfers its shares. In this case, the transferee must produce properly endorsed certificates evidencing such shares or otherwise establish that it owns such shares, and must request no later than ten days prior to the TeleBackup meeting that the transferee's name be included in the list of shareholders entitled to vote, in order to be entitled to vote such shares at the TeleBackup meeting.

     The instrument appointing a proxy must be in writing and must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or duly authorized attorney.

     THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR EXECUTIVE OFFICERS OF TELEBACKUP. A SHAREHOLDER SUBMITTING THE PROXY HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF TELEBACKUP, TO REPRESENT HIM AT THE TELEBACKUP MEETING, OTHER THAN THE PERSON DESIGNATED IN THE FORM OF PROXY FURNISHED BY TELEBACKUP. TO EXERCISE THIS RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

TELEBACKUP WILL PAY THE EXPENSES OF PROXY SOLICITATION

     TeleBackup will pay the expenses of soliciting proxies to be voted at the TeleBackup meeting. Following the original mailing of the proxies, proxies may be solicited by personal interviews, telephone or telecopier by directors, officers and employees of TeleBackup, who will not be compensated for that service. TeleBackup may also retain any agents as it deems appropriate for the solicitation of proxies at normal industry rates.

HOW PROXIES WILL BE VOTED

     The shares represented by proxy in favor of management nominees shall be voted on any ballot at the TeleBackup meeting and where the shareholder specifies the choice with respect to any matter to be acted upon, the shares shall be voted on any ballot according to the specification so made. IN THE ABSENCE OF SUCH SPECIFICATION, SHARES WILL BE VOTED IN FAVOR OF THE PROPOSED RESOLUTION. THE PERSONS APPOINTED UNDER THE FORM OF PROXY

TELEBACKUP

FURNISHED BY TELEBACKUP ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF THE TELEBACKUP MEETING. AT THE TIME OF MAILING OF THIS DOCUMENT, MANAGEMENT OF TELEBACKUP KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

HOW YOU CAN REVOKE YOUR PROXY

     A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof by:

     - depositing an instrument in writing executed by him or by his attorney authorized in writing:

        -- at the registered office of TeleBackup at any time up to and including the last business day preceding the day of the TeleBackup meeting, or an adjournment of the TeleBackup meeting, at which the proxy is used; or

        -- with the chairman of the TeleBackup meeting on the day of the TeleBackup meeting or an adjournment of the TeleBackup meeting; or

     - in any other manner permitted by law.

RIGHTS OF DISSENT

     Holders of TeleBackup common shares are entitled to rights of dissent with respect to the resolution to be considered at the TeleBackup meeting. See "The TeleBackup Combination -- Rights of dissent" on page 127.

PRINCIPAL HOLDERS OF TELEBACKUP VOTING SHARES

     Set out below are the names of all persons or companies who, to the knowledge of the directors and senior officers of TeleBackup, beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights of all outstanding voting securities of TeleBackup as of March 31, 1999.

                                                              NUMBER OF SHARES       PERCENTAGE OF
                                                             BENEFICIALLY OWNED       OUTSTANDING
                                                           DIRECTLY OR INDIRECTLY,      VOTING
             NAME                   TYPE OF OWNERSHIP      CONTROLLED OR DIRECTED     SECURITIES
             ----                   -----------------      -----------------------   -------------
694114 Alberta Ltd.............  Of record and beneficial         1,472,700               13.2%
Panzer Group Ltd...............  Of record and beneficial         1,283,910               11.5%

     Irphan (John) Rajani, a director of TeleBackup, is the controlling shareholder, a director and an officer of 694114 Alberta Ltd.

     Byron Osing, the President and a director of TeleBackup, is the controlling shareholder, a director and an officer of Panzer Group Ltd.

                                                                         SEAGATE
SOFTWARE

                          THE SEAGATE SOFTWARE MEETING

WHEN AND WHERE THE MEETING WILL BE HELD


     The special meeting of stockholders of Seagate Software will be held at 8:00 a.m., Pacific time on Tuesday, May 27, 1999, at 915 Disc Drive, Scotts Valley, California 95066.


WHAT WILL BE VOTED UPON

     At the Seagate Software meeting, you will be asked to approve the following proposals:

     (1) The contribution of Seagate Software's Network & Storage Management Group business to New VERITAS, which will become the parent company of VERITAS Software Corporation, and adoption of the NSMG combination agreement that is attached as Appendix A. See pages ii and 48.

     (2) The election of directors to serve for the ensuing year or until their successors are elected. See page 297.

     (3) Approval of the amendment and restatement of Seagate Software's certificate of incorporation to:

        - eliminate the cumulative dividend payable to the holders of Series A preferred stock;

        - amend the liquidation provisions therein so that they will not apply to the transactions contemplated by the NSMG combination agreement;

        - increase the number of Seagate Software shares of common stock authorized for issuance thereunder by 204,400,000 shares to an aggregate of 300,000,000 shares; and

        - clarify that shares of common stock issued or issuable to directors and employees of, and consultants to, Seagate Software's parent company or subsidiaries are not additional shares of common stock for purposes of the dilutive issuances provisions.

        See page 300.

     (4) Amendments to the Seagate Software, Inc. 1996 Stock Option Plan to increase the number of shares of common stock authorized for grant and issuance thereunder by 4,000,000 shares to an aggregate of 16,600,000 shares and approval of the material terms of such plan including, but not limited to, share limitations for purposes of Section 162(m) of the Internal Revenue Code. See page 304.

     (5) The ratification of the appointment of Ernst & Young LLP as independent auditors of Seagate Software for the fiscal year ending July 2, 1999. See page 308.

     (6) The transaction of other business that may properly come before the Seagate Software meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the transactions contemplated by the NSMG combination agreement, or before any postponements or adjournments.

                                                                         SEAGATE
SOFTWARE

ONLY STOCKHOLDERS ON MARCH 31, 1999 WILL BE ENTITLED TO VOTE

     You will be entitled to vote at the Seagate Software meeting only if you are a holder of record of shares of Seagate Software common stock or preferred stock at the close of business on March 31, 1999, the Seagate Software record date. On that date there were 1,071,431 shares of Seagate Software common stock outstanding, which were held by 316 holders, and 54,633,333 shares of Series A preferred stock outstanding, which were held by two holders. The shares of Series A preferred stock include 7,200,000 shares of Series A preferred stock issuable upon the cancellation of a single share of Seagate Software special voting preferred stock.

     You will be entitled to one vote for each share of Seagate Software common stock and Series A preferred stock you held on the record date on each matter to be acted upon that may properly come before the Seagate Software meeting.

VOTE REQUIRED TO APPROVE THE PROPOSALS

     The approval and adoption of each of the proposals described above will require the affirmative vote of the Seagate Software stockholders as follows:
--------------------------------------------------------------------------------

               PROPOSAL                 REQUIRES AFFIRMATIVE VOTE OF A MAJORITY OF THE
--------------------------------------------------------------------------------------
 The contribution of the Network &      Outstanding common stock and preferred stock,
 Storage Management Group business to   voting together as a single class and
 New VERITAS and the adoption of the    outstanding preferred stock, voting as a
 related NSMG combination agreement     separate class
--------------------------------------------------------------------------------------
 The election of directors to serve     Present and voting common stock and preferred
 for the ensuing year or until their    stock, voting together as a single class.
 successors are elected                 Stockholders may cumulate votes by following
                                        the procedures set forth below.
--------------------------------------------------------------------------------------
 The amendments to Seagate Software's   Outstanding preferred stock, voting as a
 certificate of incorporation           separate class, and outstanding common stock
                                        and preferred stock, voting together as a
                                        single class
--------------------------------------------------------------------------------------
 The amendments to the Seagate plan     Present and voting common stock and preferred
 and to approve the material terms of   stock, voting together as a single class
 such plan
--------------------------------------------------------------------------------------
 The appointment of Ernst & Young LLP   Present and voting common stock and preferred
 as independent auditors                stock, voting together as a single class
--------------------------------------------------------------------------------------

YOU MAY CUMULATE YOUR VOTES FOR DIRECTORS

     You may cumulate your votes for the election of directors and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares you hold. You may also distribute the votes you hold on the same principal among as many candidates as you may select. However, you cannot vote for more than five individuals. You cannot cumulate votes for any nominee unless the nominee's name has been placed in nomination prior to the voting and you have given notice, prior to the voting, of your intent to cumulate votes. If you give notice of your intent to cumulate votes, the proxy holders will also cumulate the votes for which they hold proxies and

                                                                         SEAGATE
SOFTWARE

distribute such votes among the candidates nominated by the Seagate Software board of directors as necessary to ensure the election of these individuals.

SEAGATE TECHNOLOGY HAS AGREED TO VOTE FOR THE NSMG COMBINATION

     In accordance with the terms of the NSMG combination agreement, Seagate Technology is obligated to vote its shares of Seagate Software common stock, Series A preferred stock and special voting preferred stock for approval and adoption of the NSMG combination. As a result, Seagate Technology will vote all of the shares of Seagate Software beneficially owned by Seagate Technology and its affiliates at the Seagate Software record date, that represented 98.2% of the Seagate Software voting stock outstanding, for approval and adoption of the NSMG combination. As a result, approval of this proposal is assured.

SHARES HELD BY DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATES

     On March 31, 1999, the directors and officers of Seagate Software beneficially owned approximately 99% of the outstanding voting stock of Seagate Software including shares held by Seagate Technology and one of its subsidiaries, over which the directors and officers may be deemed to have voting control.

VOTES NEEDED FOR A QUORUM

     The required quorum for the transaction of business at the Seagate Software meeting is a majority of the shares of each of the Seagate Software common stock and preferred stock outstanding on the Seagate record date.

EFFECT OF ABSTENTIONS AND BROKER NON-VOTE

     Abstentions will be counted in establishing the quorum at the Seagate Software meeting and will have the same effect as a vote against each of the proposals presented to the Seagate Software stockholders. Because no Seagate Software shares are held through brokers, there will be no broker non-votes.

ADJOURNING THE MEETING

     In the event that there are not sufficient votes to approve and adopt the NSMG combination agreement at the time of the Seagate Software meeting, the NSMG combination agreement could not be approved unless the Seagate Software meeting was adjourned in order to permit further solicitation of proxies from Seagate Software stockholders. Proxies that are being solicited by the Seagate Software board grant the discretionary authority to vote for any such adjournment, if necessary. If it is necessary to adjourn the Seagate Software meeting, and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to you other than an announcement of such time and place at the Seagate Software meeting. A majority of the voting power represented and voting at the Seagate Software meeting is required to approve any such adjournment, whether or not a quorum is present at the Seagate Software meeting. We believe it is unlikely that the Seagate Software meeting will be adjourned because the shares of Seagate Software's capital stock held by Seagate Technology are sufficient to establish a quorum.

                                                                         SEAGATE
SOFTWARE

SEAGATE SOFTWARE WILL PAY THE EXPENSES OF PROXY SOLICITATION

     Seagate Software will pay the expenses of soliciting proxies to be voted at the Seagate Software meeting. Following the original mailing of the proxies, this document and other soliciting materials, proxies may be solicited by Seagate Technology's and Seagate Software's directors, officers and other employees without additional compensation personally or by telephone, facsimile or telegram.

HOW PROXIES WILL BE VOTED

     The Seagate Software proxy accompanying this document is solicited on behalf of the Seagate Software board of directors for use at the Seagate Software meeting. If you are a Seagate Software stockholder, we request that you complete, date and sign the accompanying proxy and return it in the enclosed envelope or otherwise mail it to Harris Trust Company of California. When proxies are properly dated, executed and returned, the shares they represent will be voted at the Seagate Software meeting in accordance with your instructions. If no specific instructions are given, your shares will be voted:

     - for the approval and adoption of the NSMG combination agreement for the election of the nominees for directors set forth herein;

     - for the approval of the amendment and restatement of the Seagate Software certificate of incorporation;

     - for the amendment of the Seagate option plan to authorize the issuance of 4,000,000 additional shares of common stock thereunder and approval of the material terms of the Seagate option plan;

     - for the ratification of the appointment of Ernst & Young LLP as independent auditors of Seagate Software for the fiscal year ending July 2, 1999; and

     - at the discretion of the proxy holders, upon such other business as may properly come before the Seagate Software meeting or any adjournment or postponement thereof.

HOW YOU CAN REVOKE YOUR PROXY

     If you have given a proxy, you may revoke it at any time before it is exercised at the Seagate Software meeting by:

     - delivering a written notice stating that the proxy is revoked to the Secretary of Seagate Software by any means, including facsimile, bearing a date later than the date of the proxy;

     - signing and delivering a proxy relating to the same shares that bears a later date prior to the vote at the Seagate Software meeting; or

     - attending the Seagate Software meeting and voting in person

     If you attend the Seagate Software meeting your proxy will not be revoked unless you also take one of the other actions outlined above.

YOU DO NOT HAVE DISSENTERS' OR APPRAISAL RIGHTS FOR THE NSMG COMBINATION

     You are not entitled to dissenters' rights or appraisal rights with respect to any of the proposals to be considered at the Seagate Software meeting.

                                                                         SEAGATE
SOFTWARE

YOU MUST ACT BY A SPECIFIED DATE TO PRESENT A STOCKHOLDER PROPOSAL AT THE NEXT SEAGATE SOFTWARE ANNUAL MEETING

     As a Seagate Software stockholder, you are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules established by the Securities and Exchange Commission. If you intend to present a proposal at Seagate Software's next annual meeting of stockholders, the proposal must be received by Seagate Software no later than September 1, 1999 in order that the proposals be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

     The attached proxy card grants the proxy holders discretionary authority to vote on any matter raised at the Seagate Software meeting. If you intend to submit a proposal at the next Seagate Software annual meeting of stockholders, which is not eligible for inclusion in the proxy statement relating to that meeting, you must give notice to Seagate Software in accordance with the requirements set forth in the Securities Exchange Act no later than October 1, 1999. If you fail to comply with the foregoing sentence, the proxy holders will be allowed to use their discretionary voting authority when and if the proposal is raised at the next Seagate Software annual meeting of stockholders.

                                                                         SEAGATE
SOFTWARE
VERITAS

                              THE NSMG COMBINATION

BACKGROUND OF THE NSMG COMBINATION

     In October of 1997, Mr. Luczo, President and CEO of Seagate Technology, called Mr. Leslie, President and Chief Executive Officer of VERITAS, to inquire about meeting at Comdex, a trade show, to discuss a possible combination.

     In October and December of 1997, Mr. Leslie had telephone conversations with Mr. Luczo to discuss the possibility of a combination of VERITAS and Seagate Software.

     In October of 1997, Mr. Leslie and Mr. Cunningham, President and Chief Operating Officer of Seagate Software, had a dinner meeting to discuss the possibility of a combination between Seagate Software and VERITAS.

     On November 10, 1997, Mr. Luczo and Mr. Leslie had a phone conversation regarding the possibility of a combination.

     In March of 1998, Mr. Luczo telephoned Mr. Leslie to approve the commencement of formal discussions. Mr. Luczo contacted Mr. Cunningham and Mr. Kerfoot, Chief Strategic Officer of Seagate Software, to give them the authorization to go forward with discussions.

     On April 29, 1998, Mr. Leslie, Mr. van den Bosch, Mr. Sallaberry and Mr. Levine from VERITAS and Mr. Cunningham, Mr. Kerfoot and Mr. Hallmen from Seagate Software met for an initial exploratory meeting. They discussed the potential strategic value of a combination of the companies.

     From May 26 to June 5, 1998, Mr. Leslie and Mr. Cunningham had telephone meetings and in person meetings to continue exploratory discussions of a possible merger of VERITAS and Seagate Software or the Network & Storage Management Group of Seagate Software. Mr. Leslie and Mr. Cunningham discussed the probable structural obstacles to a deal; including the requirement of purchase accounting, and Seagate Software's alternatives relative to a planned initial public offering.

     From June 10, 1998 through June 29, 1998 officers of VERITAS met with officers of Seagate Software to discuss technology, product, sales and marketing issues for a combined company.

     On June 12, 1998, Mr. Lonchar from VERITAS met with Mr. Hallmen and Ms. Chamberlain from Seagate Software to discuss the potential management structure of a combined company in a proposed merger of VERITAS and the Network & Storage Management Group.

     On July 7, 1998, after executing a mutual non-disclosure agreement allowing for the exchange of non-public information, Mr. Leslie, Mr. Lonchar, Mr. Levine, Mr. van den Bosch and representatives from Donaldson Lufkin & Jenrette Securities Corporation, or DLJ, for VERITAS and Mr. Cunningham, Mr. Kerfoot, Ms. Chamberlain, Mr. Hallmen, Mr. Ater, Mr. Colemere, Mr. Waite and representatives from Morgan Stanley & Co. Incorporated, or Morgan Stanley, for Seagate Software met to make business plan presentations to executives and each of our financial advisors in order to evaluate potential business strategies and market opportunities. The discussions focused on long-term strategy.

     On July 15, 1998, the VERITAS board held a meeting and authorized Mr. Leslie, the Chief Executive Officer of VERITAS, to continue the discussions with Seagate Software

                                                                         SEAGATE
SOFTWARE
VERITAS

beyond the exploratory stage. The board investigated the form of a transaction, the financial results that would need to be addressed and the difficulty of doing such a transaction, but encouraged Mr. Leslie to continue the discussions.

     On July 15, 1998, VERITAS retained DLJ as its financial advisor in connection with a possible business combination with Seagate Software or the Network & Storage Management Group business of Seagate Software and signed an agreement with Donaldson, Lufkin & Jenrette on July 28, 1998.

     On July 15, 1998, the Seagate Software board of directors held a meeting and authorized Mr. Luczo, Mr. Cunningham, Mr. Hallmen and Ms. Chamberlain to continue discussions with VERITAS. At this meeting the Seagate Software board of directors authorized management to retain Morgan Stanley to act as its financial advisor.

     On July 22, 1998, Mr. Levine and Mr. Sallaberry of VERITAS met in Monterey, California with Mr. Hallmen of Seagate Software to conduct sales due diligence on the Network & Storage Management Group business of Seagate Software, as VERITAS sought only to purchase the Network & Storage Management Group business.

     On July 23, 1998, representatives of Morgan Stanley met with the representatives of DLJ to discuss the willingness of Seagate Technology and Seagate Software to sell only the Network & Storage Management Group business of Seagate Software.

     On August 6, 1998, Mr. Levine of VERITAS met with Mr. Hallmen of Seagate Software and Mr. Brown of Seagate Technology to discuss and negotiate possible terms of a combination arrangement of VERITAS and the Network & Storage Management Group business. These discussions concerned the agreement that would be required between Seagate Technology and New VERITAS after the transaction, including the possibility of a joint development and original equipment manufacturer agreement. These additional agreements were completed prior to announcement.

     On August 7, September 3, September 30 and October 1, 1998, senior executives of both companies met to discuss product strategies and market potential, and presented a potential high level combined product plan.

     Throughout the months of August and September 1998, Mr. Leslie had discussions with Mr. Luczo and Mr. Cunningham to negotiate terms of an arrangement, including among others, issues surrounding price, timing, and form of transaction where the Network & Storage Management Group business of Seagate Software would be merged into VERITAS in a stock-for-stock transaction in which Seagate Software would receive VERITAS common stock. Much of the discussions related to the difficulty Seagate Software faced in an approach to segregate the Network & Storage Management Group business from the Information Management Group business such that a sale could be accomplished and stockholders and employees treated fairly. Various alternative corporate structures for creating New VERITAS were also discussed. Other important issues discussed concerned Seagate Technology's ownership in New VERITAS, as to "sterilizing" the voting shares held by Seagate Technology, restricting Seagate Technology from acquiring additional ownership, assuring orderly disposition of shares in the event of sale, the necessity of VERITAS entering into a joint development and original equipment manufacturer agreement with Seagate Technology, and terms of contracts for executive management.

     On August 12, 1998, we held an all hands meeting at the offices of VERITAS' legal counsel to provide a high level overview of the two companies to each of our representatives, financial advisors and our outside counsel. At the meeting, we also

                                                                         SEAGATE
SOFTWARE
VERITAS

discussed a proposed schedule and the logistics for accomplishing a combination of VERITAS and the Network & Storage Management Group business.

     On August 14 and August 20, 1998, Mr. Leslie had meetings with Mr. Cunningham to further discuss the terms of a combination arrangement.

     On August 25, 1998, Mr. Levine of VERITAS met with Mr. Hallmen of Seagate Software to discuss a term sheet for the combination arrangement.

     On August 26, 1998, the parties circulated a term sheet that reflected a preliminary agreement on the relative ownership percentages of the combined entity and proposed some of the key terms on which VERITAS and Seagate Software would proceed to negotiate definitive agreements.

     On August 31, 1998, the VERITAS board of directors reviewed the principal terms of the proposed term sheet and authorized its officers to negotiate definitive agreements to be brought back to the VERITAS board for approval.

     During September 1998, additional meetings took place between the marketing, communications and human resources teams from VERITAS and Seagate Software for the purpose of due diligence and planning logistics of public and internal announcements in the event the parties reached agreement on the material terms of the proposed combination. We also discussed providing information regarding the combination to employees and customers if we reached an agreement regarding the contribution of the Network & Storage Management Group business to VERITAS.

     Our management, outside counsel and financial advisors met to negotiate the terms of the NSMG combination and the definitive agreement a number of times from late August through early October.

     On September 2, 3, 9, 18 and 21, 1998, officers of VERITAS met with officers of Seagate Software to conduct due diligence with respect to the Network & Storage Management Group business.

     On September 15, 1998, certain members of the Seagate Software board of directors held a conference call regarding, among other things, the valuation of the NSMG combination.

     On September 18, 1998, VERITAS' counsel distributed the first draft of the NSMG combination agreement.

     On September 25, 1998, Mr. Leslie and Mr. Cunningham met to discuss organizational planning and post combination issues in the event the parties reached a definitive agreement.

     On September 25, 1998, Ms. Chamberlain, Mr. Galiotto, Mr. Hallmen and representatives of Morgan Stanley met with Mr. Cully, Mr. Lonchar and representatives of DLJ at the offices of Morgan Stanley to conduct financial due diligence on VERITAS. This meeting also included a sales review with Mr. Hallmen and Mr. Flanagan of Seagate Software and Mr. Sallaberry and Mr. Levine of VERITAS.

     On September 28, 1998, the Seagate Technology and Seagate Software boards of directors met to discuss the NSMG combination and the proposed agreement.

     On September 29, October 4 and October 5, 1998, Mr. Leslie of VERITAS and Mr. Luczo of Seagate Technology had telephone conversations discussing certain terms of the proposed combination.

                                                                         SEAGATE
SOFTWARE
VERITAS


     On October 3, 4 and 5, 1998, Mr. Jones and Mr. Levine of VERITAS met with Ms. Wolfe of Seagate Software and Mr. Mulvaney of Seagate Technology and Seagate Software's outside counsel to negotiate a development and license agreement between VERITAS and Seagate Technology and a cross-license and original equipment manufacturer agreement between VERITAS and the Information Management Group of Seagate Software.



     From October 2 to 5, 1998, counsel to VERITAS and Seagate Software negotiated the terms of the NSMG combination agreement and the ancillary agreements.



     On October 4, 1998, the board of directors of each of VERITAS and Seagate Software met to consider the proposed NSMG combination and the related transactions. The boards reviewed, among other things, the background of the proposed combination, strategic alternatives, financial and valuation analyses of the transaction, and the terms of the NSMG combination agreement. After extensive discussion and consideration, each board approved the terms of the NSMG combination and authorized its counsel to complete the definitive NSMG combination agreement and the ancillary agreements including the cross-license and original equipment manufacturer agreement between VERITAS and Information Management Group and the development and license agreement between VERITAS and Seagate Technology. At the meetings, the boards of VERITAS and Seagate Software each received an oral financial fairness opinion from their respective financial advisors, which was subsequently confirmed in writing.



     On October 5, 1998, each company executed and delivered the NSMG combination agreement that was announced immediately thereafter by the issuance of a joint press release. A development and license agreement between VERITAS and Seagate Technology and a cross-license and original equipment manufacturer agreement between VERITAS and Seagate Software's Information Management Group were simultaneously executed.



     On April 15, 1999, each company executed and delivered an amended and restated NSMG combination agreement.


REASONS FOR THE NSMG COMBINATION


     The VERITAS board and the Seagate Software board unanimously recommend that the stockholders of their respective companies vote "For" the approval and adoption of the NSMG combination for the reasons set forth below.


    Joint reasons for the NSMG combination


     We have identified a number of potential mutual benefits of the NSMG combination that they believe will contribute to the success of New VERITAS. These potential benefits include:


     - The network and storage management software industry in which both of us compete is extremely competitive. In addition, over the last twelve months, a number of larger companies have acquired smaller companies in the network and storage management software industry. We recognized that substantial technical, financial and other resources are necessary to compete with these larger, more diversified network and storage management software companies. The NSMG combination may allow each of us through our participation in New VERITAS, to achieve greater scale and greater presence in the network and storage management software industry. We believe New VERITAS will have a stronger position from which to compete more effectively against larger software companies. Our combined experience, financial resources, size, complementary breadth of product offerings and the complementary scope of distribution channels may allow New VERITAS

                                                                         SEAGATE
SOFTWARE
VERITAS

       to respond more quickly and effectively to technological change, increased competition and customer demands in an industry experiencing rapid innovation and change:

     - The combined research and development and technology resources resulting from the NSMG combination may allow us to compete more effectively by developing more advanced products in a shorter time period than could be developed by either of us independently. Because achieving a rapid rate of technical innovation in the network and storage management software industry is critical, increasing our technical personnel may permit us to respond more quickly and effectively to changes and to anticipate the advancements in our industry more readily;

     - The product portfolios of VERITAS and the Network & Storage Management Group business are complementary. The combination of the Network & Storage Management Group's desktop and workgroup Windows NT and Netware products with VERITAS' enterprise UNIX and Windows NT storage management products would create the opportunity for us to create and deliver a broader range of desktop to enterprise storage management products to our customers;

     - We anticipate that we will benefit from the combined original equipment manufacturer and strategic alliance partner relationships of VERITAS and the Network & Storage Management Group business, which include many industry leaders, including Microsoft, Oracle, SAP, Compaq, Digital Equipment Corporation, Tandem, Dell Computer, Sun Microsystems, and Hewlett-Packard, among others. We currently anticipate that we will supply Microsoft with four of its five Windows NT 5.0 storage management technologies, including NTBackup, the Remote Storage Service HSM applet, the Automated System Recovery applet for disaster recovery and the Logical Disk Manager;

     - The Network & Storage Management Group's retail distribution capability complements VERITAS' direct sales, value-added-reseller and original equipment manufacturer channels, giving us the opportunity to access a broader range of key storage management sales channels and market segments;

     - The combination of VERITAS' enterprise level backup and recovery product and hierarchical storage management products with the desktop and workgroup level backup and recovery and hierarchical storage management products of the Network & Storage Management Group business provide an opportunity for us to create and offer solutions that allow customers to migrate from desktop or workgroup level storage management software implementations to enterprise level implementations. The combination will also allow our customers to manage their desktop or workgroup level storage management software implementations as part of a more extensive enterprise implementation;

     - By combining VERITAS' international operations with the international operations of the Network & Storage Management Group business, we will have the opportunity to expand our international presence;

     - The combination of the Network & Storage Management Group business and VERITAS will give us the opportunity to benefit from economies of scale generated by our greater critical mass when addressing the storage management needs of large global businesses implementing storage management systems; and

                                                                         SEAGATE
SOFTWARE
VERITAS

     - our senior management have complementary skills and share a complementary culture and vision for "end-to-end storage management." The combination will provide New VERITAS with a stronger and broader management team.

     In addition to the joint reasons discussed above, the board of directors of each company also considered separate reasons for approving the NSMG combination, which are summarized below.

    VERITAS' reasons for the NSMG combination

     The VERITAS board of directors believes the following are additional reasons for stockholders of VERITAS to vote "For" approval and adoption of the NSMG combination:

     - VERITAS currently derives substantially all of its revenue from license, support, training and consulting for the UNIX platform. The VERITAS board believes that its continued success is dependent upon its ability to develop and acquire new products for the Windows NT platform. The combination with the Network & Storage Management Group business adds a number of leading Windows NT storage management software products to the VERITAS product line;

     - The VERITAS board recognized that the Network & Storage Management Group business has built a large and diverse retail distribution channel for the desktop and workgroup Windows NT storage management market segment. The NSMG combination may provide VERITAS with a greater opportunity to sell New VERITAS' Windows NT products into this retail distribution channel;

     - The Network & Storage Management Group business has a comprehensive workgroup and multi-tiered channel support and a highly-rated technical support organization, which, when combined with VERITAS' enterprise professional services, training and direct support model, could provide New VERITAS with a superior service and technical support infrastructure for both its high-volume workgroup and enterprise customers;

     - The VERITAS board recognized that VERITAS was building Windows NT products and developing a strategy to create a retail distribution channel for those products. The combination of VERITAS and the Network & Storage Management Group business will help accelerate this strategy; and

     - New VERITAS is likely to be followed by a larger group of research analysts and, as a result of the issuance of shares in the NSMG combination, it is likely that New VERITAS' trading volumes will increase over that of VERITAS and increase stockholder liquidity.

     In the course of its deliberations, the VERITAS board of directors reviewed with VERITAS' management a number of factors relevant to the NSMG combination. In particular, it considered, among other things:

     - the proposed terms of the NSMG combination, including the terms of the stockholder agreement, registration rights agreement, the development and license agreement, the cross-license and original equipment manufacturer agreement and proposed employment agreements and transition services and facilities use agreement and other ancillary agreements;

     - the likelihood of realizing superior benefits through alternative business strategies, including internal growth and development;

                                                                         SEAGATE
SOFTWARE
VERITAS

     - information concerning VERITAS' and the Network & Storage Management Group's respective businesses, historical financial performances, operations and products, including the due diligence reports from VERITAS' management and legal, accounting and financial advisers;

     - the historical volatility and trading volumes of the VERITAS common stock;

     - the effect on stockholder value of VERITAS as a stand-alone entity, of:

        - a combination of VERITAS and the Network & Storage Management Group business;

        - other possible strategic alternatives for VERITAS that the VERITAS board had examined;

        - the potential increase in value from, and risks associated with, internally developing a retail distribution channel for VERITAS' Windows NT products; and

        - the possibility of synergies from combining the VERITAS and the Network & Storage Management Group business product lines;

     - an analysis of the relative value that the Network & Storage Management Group business might contribute to the future business and prospects of New VERITAS;

     - the compatibility of the management and businesses of VERITAS and the Network & Storage Management Group business; and

     - the financial analysis presented by its financial advisor and the opinion that its financial advisor delivered that as of the date of such opinion and based upon the limitations set forth therein, the exchange ratio of VERITAS common stock for New VERITAS common stock was fair from a financial point of view to VERITAS. See "-- Opinions of financial advisors" on page 59.

     The VERITAS board of directors also considered certain risks that could arise in connection with the NSMG combination, including:

     - the potential disruption of VERITAS' business that might result from employee and customer uncertainty and lack of focus following announcement of the NSMG combination or the integration of the operations of VERITAS and the Network & Storage Management Group business;

     - the risk that the announcement of the NSMG combination could result in decisions by customers to defer purchases of products of VERITAS or the Network & Storage Management Group business;

     - the risks of product integration due to overlapping products and technology;

     - the possibility that the NSMG combination might not close;

     - the effects of the public announcement of the NSMG combination on the VERITAS common stock price and VERITAS' sales and operating results, its ability to attract and retain key management, marketing and technical personnel and the progress of certain of its development projects;

     - the substantial accounting charges to be incurred due to the NSMG combination related to the write-off of in-process research and development and the substantial amount of intangible assets that would have to be amortized as a result of the NSMG combination being accounted for as a purchase;

                                                                         SEAGATE
SOFTWARE
VERITAS

     - the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs;

     - the difficulties of successfully integrating such a large company into VERITAS, managing geographically dispersed operations and the risk that employees of the Network & Storage Management Group business may not stay with New VERITAS;

     - the risk that synergies and cost savings anticipated by the NSMG combination would not be achieved;

     - the risk that the other benefits sought to be achieved by the NSMG combination will not be achieved; and

     - the other risks described under "Risk Factors" on page 22.

     In the view of the VERITAS board, these risks were not sufficient either individually or in the aggregate to outweigh the advantages of the NSMG combination.

     In view of the wide variety of factors, both positive and negative, considered by the VERITAS board, the VERITAS board did not find it practical to and did not quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the VERITAS board may have given different weight to different factors. In the course of its deliberations, the VERITAS board did not establish a range of values for VERITAS; however, based on the factors outlined above including the opinion of its financial advisor, the VERITAS board continues to believe that the NSMG combination is in the best interest of VERITAS and its stockholders and continues to recommend approval and adoption of the NSMG combination by the VERITAS stockholders.

    Seagate Software's reasons for the NSMG combination

     In addition to the joint reasons described above, the Seagate Software board believes that the NSMG combination will be beneficial to Seagate Software for the following additional reasons:

     - The Seagate Software board recognized that VERITAS serves a large enterprise market segment, particularly in the direct sales channel that is currently underserved by the Network & Storage Management Group business. The NSMG combination may provide new opportunities to sell the Network & Storage Management Group's products to a larger group of end user customers. VERITAS also possesses the customer service and technical support resources necessary to provide high levels of customer support to a large enterprise customers. The NSMG combination may therefore result in more efficient and higher levels of support to the Network & Storage Management Group's customers.

     - Because the consideration to be received in the NSMG combination is the common stock of New VERITAS, Seagate Software will benefit from any synergies achieved by the combination of the Network & Storage Management Group business and VERITAS.

     - The Network & Storage Management Group business currently derives substantially all of its revenue from license, support, training and consulting for the Windows NT platform. The Seagate Software board believes that the Network & Storage Management Group's continued success would be affected by its ability to develop and acquire new products for the UNIX platform absent the NSMG combination.

                                                                         SEAGATE
SOFTWARE
VERITAS

     - The Seagate Software board recognized that the Network & Storage Management Group business was building a UNIX product and developing a strategy to create alternative distribution channels for that product. The combination of VERITAS and the Network & Storage Management Group business will help accelerate this strategy.

     In reaching its decision to approve the NSMG combination agreement and the NSMG combination and to recommend that Seagate Software's stockholders vote to approve and adopt the NSMG combination agreement, the Seagate Software board also considered the following factors:

     - The Seagate Software board considered its knowledge of the business, operations, properties, assets, financial condition and operating results of the Network & Storage Management Group business and the Information Management Group;

     - The Seagate Software board considered the reports and opinions of Seagate Software's management, including those resulting from management's due diligence investigations concerning the business, technology, products, operations, financial condition and prospects of VERITAS;

     - The Seagate Software board considered Seagate Software's and the Network & Storage Management Group's future prospects and what those prospects may be as a result of the NSMG combination;

     - The Seagate Software board considered the effect on stockholder value of Seagate Software as an independent entity, compared to the effect of the contribution of the Network & Storage Management Group business to New VERITAS, in the light of the financial condition and prospects of the Network & Storage Management Group business and the current economic and industry environment. The factors considered included:

        -- other possible strategic alternatives for Seagate Software and the Network & Storage Management Group business including continuing to execute Seagate Software's business plan with the Network & Storage Management Group business and the Information Management Group operating as a single corporate identity;

        -- the potential for increased value in New VERITAS as compared to either the Network & Storage Management Group business or VERITAS alone; and

        -- the possibility of synergies from combining the product lines, research and development programs and sales and marketing organizations of the Network & Storage Management Group business and VERITAS;

     - The Seagate Software board considered the opinion of Morgan Stanley that, as of such date and based upon the limitations therein, the consideration to be received was fair from a financial point of view to Seagate Software. See page 65.

     - The Seagate Software board considered the terms and conditions of the NSMG combination agreement and the ancillary agreements, which were the product of extensive arm's length negotiations. See "The NSMG Combination Agreement" on page 80;

     - The Seagate Software board considered the relationship between the market value of the VERITAS common stock to be issued in exchange for Seagate Software's

                                                                         SEAGATE
SOFTWARE
VERITAS

       interest in the Network & Storage Management Group business and the consideration received in comparable merger transactions;

     - The Seagate Software board considered the compatibility of the respective business philosophies of the Network & Storage Management Group and VERITAS;

     - The Seagate Software board considered the opportunity for the Network & Storage Management Group business employees to be granted options to purchase New VERITAS common stock for which there is a public resale market;

     - The Seagate Software board considered that Seagate Software would hold approximately 40% of the equity of New VERITAS and would do so by means of a transaction which is designed to be a tax-free exchange to Seagate Software and its parent company, Seagate Technology;

     - The Seagate Software board considered Seagate Software management's view as to the potential for other third parties to enter into strategic relationships or business combinations with Seagate Software and/or the Network & Storage Management Group business;

     - The Seagate Software board considered the compatibility of the corporate cultures of the Network & Storage Management Group and VERITAS, because the Seagate Software Board believed compatibility is important for the successful integration of the companies;

     - The Seagate Software board considered the risks that the synergies and cost savings anticipated to be achieved from the NSMG combination would not be achieved;

     - The Seagate Software board considered the risk that the operations of the Network & Storage Management Group business and VERITAS would not be successfully integrated;

     - The Seagate Software board considered the potential disruption of its business that might result from employee uncertainty and lack of focus following announcement of the NSMG combination;

     - The Seagate Software board considered the risk that despite the intentions and efforts of the parties to support their respective products, the announcement of the NSMG combination could result in decisions by customers to defer purchases of licenses for its products;

     - The Seagate Software board considered the risk that despite the intentions and efforts of the parties, key technical and management employees of the Network & Storage Management Group business might leave New VERITAS after the NSMG combination;

     - The Seagate Software board considered the substantial accounting charges to be incurred in fiscal year 1999, as well as the substantial amount of goodwill and intangibles that will have to be amortized for periods up to four years following the NSMG combination;

     - The Seagate Software board considered the adverse effects on Seagate Software's business, operation and financial condition in the event the NSMG combination was unable to close following public announcement of the NSMG combination agreement. Those risks include:

        -- the effect on Seagate Software's sales and operating results,

                                                                         SEAGATE
SOFTWARE
VERITAS

        -- the effect on Seagate Software's ability to attract and retain key management, marketing and technical personnel; and

        -- the effect on the progress of certain development projects;

     - The Seagate Software board considered the other risks described under "Risk Factors" on page 22.

     The above discussion of the information and factors considered by the Seagate Software board is not intended to be exhaustive. However, Seagate Software believes it includes all material factors considered by the Seagate Software board. In view of the variety of factors considered in connection with its evaluation of the NSMG combination, the Seagate Software board did not find it practicable to and did not quantify or otherwise assign relative weight to the specific factors considered. In addition, individual members of the Seagate Software board may have given different weight to different factors. In the course of its deliberations, the Seagate Software board did not establish a range of values for Seagate Software; however, based on the factors outlined above including the opinion of its financial advisor, Morgan Stanley, the Seagate Software board determined that the NSMG combination is advisable and fair to and in the best interests of Seagate Software. The board of directors of Seagate Software unanimously voted to recommend to the Seagate Software stockholders that the NSMG combination agreement be approved and adopted.

OPINIONS OF FINANCIAL ADVISORS

    Opinion of VERITAS' financial advisor

     DLJ is VERITAS' financial advisor. In its role as financial advisor, DLJ was requested to render an opinion as to the fairness from a financial point of view to VERITAS of the exchange ratio of one share of New VERITAS common stock issued per share of VERITAS common stock in the merger of VERITAS with New VERITAS which is part of the NSMG combination. DLJ delivered its written opinion dated October 5, 1998 to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth in its opinion, the exchange ratio was fair to VERITAS from a financial point of view.

     YOU SHOULD READ THIS OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY DLJ IN ARRIVING AT ITS OPINION. THE DESCRIPTION OF DLJ'S OPINION, WHILE MATERIALLY COMPLETE, IS A SUMMARY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION, WHICH IS ATTACHED AS APPENDIX B TO THIS DOCUMENT AND INCORPORATED BY REFERENCE.

     DLJ's opinion was prepared for the VERITAS board and addresses only the fairness of the exchange ratio to VERITAS from a financial point of view.

     - DLJ's opinion does not constitute a recommendation to any stockholder of VERITAS as to how to vote at the VERITAS meeting.

     - DLJ did not express, and DLJ's opinion does not constitute, an opinion as to the prices at which the VERITAS common stock or the New VERITAS common stock will actually trade at any time.

     - DLJ's opinion did not address the relative merits of the NSMG combination compared to those of other business strategies considered by the VERITAS board.

                                                                         SEAGATE
SOFTWARE
VERITAS

     - DLJ's opinion does not address the VERITAS board's decision to proceed with the NSMG combination.

     - The type and amount of consideration was determined by arm's length negotiations between VERITAS, Seagate Technology and Seagate Software. No restrictions or limitations were imposed by VERITAS upon DLJ with respect to the investigations made or procedures followed by DLJ in rendering its opinion.

     In arriving at its opinion, DLJ:

     - reviewed the NSMG combination agreement;

     - reviewed financial and other information that was publicly available or furnished to it by VERITAS, Seagate Technology or Seagate Software;

     - at the direction of VERITAS, certain publicly available research analyst projections for VERITAS for the period beginning January 1, 1998 and ending December 31, 1999;

     - reviewed the information provided during discussions with the management of VERITAS, Seagate Technology and Seagate Software which included certain financial projections of the Network & Storage Management Group for the period beginning January 1, 1998 and ending December 31, 1999 prepared by the management of VERITAS;

     - compared certain financial and securities data of VERITAS and certain financial data of the Network & Storage Management Group business with various other companies whose securities are traded in public markets;

     - reviewed prices paid in certain other business combinations; and

     - conducted other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of its opinion.

     In rendering its opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by VERITAS, Seagate Technology and Seagate Software or their respective representatives or that was otherwise reviewed by DLJ. In particular:

     - DLJ relied upon the estimates of the management of VERITAS and Seagate Software of the operating synergies achievable as a result of the NSMG combination;

     - DLJ assumed that the financial projections of the Network & Storage Management Group business supplied to it were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of VERITAS as to the future operating and financial performance of the Network & Storage Management Group business;

     - DLJ assumed that it was VERITAS' management's view that the publicly available research analyst projections for VERITAS to which VERITAS had directed DLJ's attention were reasonable and in all material respects representative of VERITAS' prospects;

     - DLJ assumed that New VERITAS' ownership of the contributed assets as defined on page 72 and the contributed companies as defined on page 72 will provide New VERITAS with sufficient rights to conduct the business currently conducted, or proposed to be conducted, by the Network & Storage Management Group.

                                                                         SEAGATE
SOFTWARE
VERITAS

     - DLJ did not assume any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by DLJ.

     - DLJ relied as to certain legal matters on advice of counsel to VERITAS.

     - DLJ assumed that the merger of VERITAS with New VERITAS and the contribution of the Network & Storage Management Group will be implemented on a tax-free basis under sections 368 and 351 of the Internal Revenue Code.

     DLJ's opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of DLJ's opinion. It should be understood that, although subsequent developments may affect DLJ's opinion, DLJ does not have any obligation to update, revise or reaffirm its opinion.

     The following is a summary of certain financial analyses performed by DLJ in connection with its opinion and presented by DLJ at the October 4, 1998 meeting of the VERITAS board. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by DLJ, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis.

     Peer group comparison. To provide comparative market information, DLJ compared selected historical and projected earnings and operating results and resulting multiples for the Network & Storage Management Group business to corresponding data and multiples of selected systems management software vendors whose securities are publicly traded. In conducting its analysis, DLJ compared the implied multiples from the consideration to be paid for the Network & Storage Management Group business to the multiples from the market valuation of publicly traded companies selected by DLJ based upon qualitative factors that DLJ deemed relevant. The peer group companies included:

     - BMC Software, Inc.;

     - Compuware Corporation;

     - Legato Systems, Inc.;

     - Network Associates, Inc.;

     - PLATINUM Technology, Inc.; and

     - VERITAS.

Data and multiples considered by DLJ included the ratios of enterprise value to revenues and equity value to net income, in each case for the latest 12 months and as projected for the years ending December 31, 1998 and 1999.

                                                                         SEAGATE
SOFTWARE
VERITAS

     The following table presents, for the periods indicated, the multiples implied by the ratio of enterprise value to revenues and the ratio of equity value to net income. The information in the table is based on the closing stock price of VERITAS common stock on October 1, 1998. For all periods the averages exclude high and low values. Enterprise value is defined as market value plus debt, plus minority interests, plus preferred stock, less cash and cash equivalents.

                                 PEER GROUP COMPANIES
                                   TRADING MULTIPLES          MULTIPLES IMPLIED BY THE
                                 ---------------------         EXCHANGE RATIO FOR THE
                                 LOW    AVERAGE   HIGH   NETWORK & STORAGE MANAGEMENT GROUP
                                 ----   -------   ----   ----------------------------------
ENTERPRISE VALUE AS A RATIO OF:
  Revenue for the last twelve
     months....................   1.8      11.5   17.2                   10.5
  Projected revenue in 1998....   1.6       9.5   13.6                    9.4
  Projected revenue in 1999....   1.2       7.1   10.6                    6.8

EQUITY VALUE AS A RATIO OF:
  Net income for the last
     twelve months.............  22.1      52.2   88.9                  484.8
  Projected net income in
     1998......................  17.1      43.0   74.3                  225.0
  Projected net income in
     1999......................  11.7      30.6   52.0                   43.9

     Analysis of selected precedent transactions. DLJ also performed an analysis of selected merger and acquisition transactions of software vendors consisting of 15 transactions announced and/or closed during the period from June 1995 to July 1998. In reviewing the multiples in these selected precedent transactions, DLJ compared, among other things, the multiples implied by the ratios of enterprise value to revenues and equity value to net income, in each case for the latest 12 month period and as projected for the years ending December 31, 1998 and 1999.

     The following table presents, for the periods indicated, the multiples implied by the ratio of enterprise value to revenues and the ratio of equity value to net income. The information in the table is based on the closing stock price of VERITAS common stock on October 1, 1998. For all periods the averages exclude high and low values.

                                  SELECTED PRECEDENT
                                TRANSACTION MULTIPLES         MULTIPLES IMPLIED BY THE
                                ----------------------         EXCHANGE RATIO FOR THE
                                LOW    AVERAGE   HIGH    NETWORK & STORAGE MANAGEMENT GROUP
                                ----   -------   -----   ----------------------------------
ENTERPRISE VALUE AS A RATIO
  OF:
  Revenue for the last twelve
     months...................   3.1       5.5    17.3                   10.5
  Projected revenue in 1998...   2.5       3.7     9.9                    9.4
  Projected revenue in 1999...   2.0       2.9     6.5                    6.8

EQUITY VALUE AS A RATIO OF:
  Net income for the last
     twelve months............  24.1      38.4    60.7                  484.8
  Projected net income in
     1998.....................  21.0      35.2   101.1                  225.0
  Projected net income in
     1999.....................  18.7      27.7    60.1                   43.9

                                                                         SEAGATE
SOFTWARE
VERITAS

     No company, transaction or business utilized in the peer group comparison or analysis of selected precedent transactions is identical to VERITAS, the Network & Storage Management Group business, the contribution of the Network & Storage Management Group business or the merger of VERITAS with New VERITAS in the NSMG combination. Accordingly, an analysis of the results of the foregoing is not entirely mathematical, but necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of companies and other factors. These factors could affect the acquisition, public trading or other values of the companies, transactions or business segments being analyzed.

     Relative contribution analysis. DLJ analyzed the relative contribution of the Network & Storage Management Group business to the combined entity, excluding synergies, with respect to total revenues, earnings before interest and taxes and net income. This analysis was performed for the year ended December 31, 1997 and projected results for the years ending December 31, 1998 and 1999. As a result of the NSMG combination, the Network & Storage Management Group business will represent approximately 40.0% of the combined equity value, including shares to be issued to Seagate Software and holders of options to purchase shares of Seagate Software. This compares with the Network & Storage Management Group business contributions to the combined entity's 1997 pro forma results of approximately 55.7% of revenue. The Network & Storage Management Group contributions to the combined entity's projected results for:

     - the year ending December 31, 1998 are estimated at approximately 50.1% of revenue, 35.3% of earnings before interest and taxes and 18.9% of net income; and

     - the year ending December 31, 1999 are estimated at approximately 48.2% of revenue, 45.5% of earnings before interest and taxes and 44.7% of net income.

     Pro forma analysis. DLJ also performed a pro forma financial impact analysis to determine the impact of the acquisition of the Network & Storage Management Group business to the stockholders of VERITAS. DLJ analyzed the impact of the acquisition of the Network & Storage Management Group business on VERITAS' projected earnings before interest and taxes and earnings per share for the year ending December 31, 1999, in each case including and excluding the effect of amortizing goodwill incurred, and including and excluding certain operating synergies that the managements of VERITAS and Seagate Technology estimated, in connection with the acquisition of the Network & Storage Management Group business.

     The analysis indicated that, assuming no realization of synergies in connection with the acquisition of the Network & Storage Management Group business:

     - on a pro forma basis, including the effect of amortizing goodwill, the acquisition of the Network & Storage Management Group business would be dilutive to projected earnings before interest and taxes by 266.0% and to net income by 395.2%; and

     - on a pro forma basis, excluding the effect of amortizing goodwill, the acquisition of the Network & Storage Management Group business would be accretive to projected earnings before interest and taxes by 8.7% and to net income by 8.4%.

                                                                         SEAGATE
SOFTWARE
VERITAS

     The analysis also indicated, assuming realization of the estimated operating synergies in connection with the acquisition of the Network & Storage Management Group business:

     - on a pro forma basis, including the effect of amortizing goodwill, the acquisition of the Network & Storage Management Group business would be dilutive to projected earnings before interest and taxes by 231.0% and to net income by 361.7%; and

     - on a pro forma basis, excluding the effect of amortizing goodwill, the acquisition of the Network & Storage Management Group business would be accretive to projected earnings before interest and taxes by 43.8% and to net income by 41.8%.

     The summary set forth above, while describing the material analyses performed by DLJ in connection with its opinion, does not purport to be a complete description of the analyses performed by DLJ. This summary describes the principal elements of the analyses contained in the materials presented by DLJ to the VERITAS board in connection with DLJ rendering its opinion.

     The preparation of a fairness opinion involves serious determinations as to the most appropriate and relevant methods of financial analysis, and the application of these methods to the particular circumstances. Therefore a fairness opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness from a financial point of view to VERITAS of the exchange ratio. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of the analyses taken as a whole. DLJ did not place particular reliance or weight on any individual factor, but instead, DLJ concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate facts summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses.

     Under an engagement letter between VERITAS and DLJ dated July 28, 1998, VERITAS agreed to pay DLJ:

     - a retainer fee of $250,000 on that day;

     - $600,000 upon delivery of DLJ's opinion as to the fairness from a financial point of view to VERITAS of the exchange ratio, regardless of the conclusion reached; and

     - $7,500,000 upon consummation of the NSMG combination, less the amounts paid previously.

In the event a transaction, as defined in the engagement letter, is not consummated and VERITAS is entitled to receive any form of compensation, then DLJ shall be entitled to receive the lesser of $5,000,000 or 25% of the amount of the compensation received by VERITAS. In addition, VERITAS has agreed to reimburse DLJ for all out-of-pocket expenses, including the reasonable fees and expenses of its counsel, incurred by DLJ in connection with its engagement. VERITAS has also agreed to indemnify DLJ and selected related parties for selected liabilities and expenses arising out of its engagement or related transactions, including liabilities under federal securities laws. The terms of the fee

                                                                         SEAGATE
SOFTWARE
VERITAS

arrangement with DLJ were negotiated at arm's length between VERITAS and DLJ. The VERITAS board was aware of the arrangement, including the fact that a significant portion of the aggregate fee payable to DLJ is contingent upon consummation of the NSMG combination. Each of DLJ and VERITAS believe that these fees are customary in transactions of this nature.

     VERITAS selected DLJ to act as its financial advisor in connection with the NSMG combination based upon DLJ's qualifications, expertise and reputation, including the fact that DLJ, as a part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ performed investment banking and other services for VERITAS in the past and was compensated for such services. In the ordinary course of business DLJ may trade the securities of VERITAS and Seagate Technology for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Steven Brooks, a member of the VERITAS board, was a managing director of DLJ at the time the VERITAS board approved the NSMG combination. Mr. Brooks participated in certain of the negotiations of the terms of the NSMG combination in his capacity as a managing director of DLJ. However, Mr. Brooks was not a member of the DLJ team responsible for obtaining the internal approval of, or presenting to the VERITAS board, DLJ's fairness opinion. Mr. Brooks participated as a member of the VERITAS board in approving all aspects of the NSMG combination, other than the retention of DLJ.

    Opinion of Seagate Software's financial advisor

     Morgan Stanley is Seagate Software's financial advisor. Under an engagement letter dated as of September 17, 1998, Seagate Software employed Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the NSMG combination. At the meeting of the Seagate Software board on October 4, 1998, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of October 4, 1998, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by Seagate Software pursuant to the NSMG combination agreement was fair from a financial point of view to Seagate Software.

     You should consider the following when reading the discussion of Seagate Software's financial advisor in this document:

     - YOU ARE URGED TO READ THE FULL TEXT OF THE WRITTEN OPINION OF MORGAN STANLEY DATED OCTOBER 5, 1998 THAT IS ATTACHED AS APPENDIX C TO THIS DOCUMENT AND WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY MORGAN STANLEY IN RENDERING ITS OPINION.

     - YOU ARE URGED TO AND SHOULD READ THE OPINION CAREFULLY AND IN ITS
       ENTIRETY.

     - Morgan Stanley's opinion is directed to the Seagate Software board and addresses only the fairness of the consideration to be received by Seagate Software under to the NSMG combination agreement from a financial point of view as of the date of the opinion.

     - Morgan Stanley's opinion does not address any other aspect of the NSMG combination and does not constitute a recommendation to any holder of Seagate Software common stock as to how to vote at the Seagate Software meeting.

                                                                         SEAGATE
SOFTWARE
VERITAS

     - The description of the opinion of Morgan Stanley set forth in this document, while materially complete, is a summary and is qualified in its entirety by reference to the full text of the opinion.

     In connection with rendering its opinion, Morgan Stanley, among other things:

     - reviewed certain publicly available financial statements and other information of Seagate Software and VERITAS;

     - reviewed certain internal financial statements and other financial and operating data concerning Seagate Software, the Network & Storage Management Group business and VERITAS prepared by the managements of Seagate Software and VERITAS;

     - discussed the past and current operations and financial condition and the prospects of Seagate Software and the Network & Storage Management Group business, with senior executives of Seagate Software including information relating to certain strategic, financial and operational benefits anticipated from the NSMG combination;

     - discussed the past and current operations and financial condition and the prospects of VERITAS with senior executives of VERITAS, including information relating to certain strategic, financial and operational benefits anticipated from the NSMG combination;

     - reviewed the pro forma impact of the NSMG combination on the earnings per share of VERITAS;

     - reviewed the reported prices and trading activity for VERITAS common stock with that of certain other publicly-traded companies and their securities;

     - compared the financial performance of Seagate Software, the Network & Storage Management Group business and VERITAS with that of certain other publicly-traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     - reviewed and discussed with the senior managements of Seagate Software and VERITAS their strategic rationales for the NSMG combination and certain alternatives to the NSMG combination;

     - participated in discussions and negotiations among representatives of Seagate Software and VERITAS and their financial and legal advisors;

     - reviewed the NSMG combination agreement and related agreements; and

     - performed other analyses and considered other factors as Morgan Stanley deemed appropriate.

     Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and other financial and operating data and discussions relating to strategic, financial and operational benefits anticipated from the NSMG combination provided by Seagate Software and VERITAS, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Seagate Software and the

                                                                         SEAGATE
SOFTWARE
VERITAS

Network & Storage Management Group business and VERITAS. Morgan Stanley relied upon the following which Morgan Stanley did not independently verify:

     - the assessment by the managements of Seagate Software and VERITAS of their ability to retain key employees of Seagate Software, the Network & Storage Management Group business and VERITAS;

     - the assessment by the managements of Seagate Software and VERITAS of the strategic and other benefits expected to result from the NSMG combination;

     - the assessment by the managements of Seagate Software and VERITAS of Seagate Software's, the Network & Storage Management Group's and VERITAS' technologies and products;

     - the timing and risks associated with the integration of the Network & Storage Management Group business with VERITAS; and

     - the validity of and risks associated with Seagate Software's, the Network & Storage Management Group's and VERITAS' existing and future products and technologies.

     Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities or technology of Seagate Software, the Network & Storage Management Group business or VERITAS, nor has it been furnished with any appraisals. In addition, Morgan Stanley assumed that the NSMG combination will be accounted in accordance with U.S. generally accepted accounting principles, treated as a tax-free reorganization and/or exchange under the Internal Revenue Code of 1986 and closed on the terms set forth in the NSMG combination agreement. Morgan Stanley's opinion was necessarily based on financial, economic, market and other conditions as in effect on and the information made available to it as of the date of its opinion.

     The following is a brief summary of certain of the analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its opinion letter dated October 5, 1998. These summaries of financial analyses include information presented in tabular format. In order fully to understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Comparative stock price performance. Morgan Stanley reviewed the recent stock price performance of VERITAS and compared such performance with that of the following peer index companies:

     - Computer Associates International, Inc.;

     - BMC Software, Inc.;

     - Compuware Corporation;

     - Network Associates, Inc.;

     - PLATINUM Technology, Inc.;

     - Symantec Corporation;

     - Cognos Incorporated;

     - Legato Systems, Inc.;

     - Boole & Babbage, Inc.;

                                                                         SEAGATE
SOFTWARE
VERITAS

     - Hyperion Solutions Corporation; and

     - Business Objects S.A.

     Morgan Stanley observed that over the period from October 2, 1997 to October 2, 1998, the market price of VERITAS common stock increased 65% compared with an increase of 10% for the peer index companies and an increase of 4% for the Morgan Stanley High Technology 35 Index.

     Peer group comparison. Morgan Stanley compared certain financial information of VERITAS with publicly available information for Legato and several groups of companies:

     - Storage Related Companies
       -- EMC Corporation
       -- Iomega Corporation
       -- Storage Technology Corporation
       -- Read-Rite Corporation
       -- Komag Incorporated

     - Business Intelligence Software Companies
       -- Microstrategy Incorporated
       -- Cognos Incorporated
       -- Hyperion Solutions
       -- Business Objects S.A.
       -- Brio Technology, Inc.
       -- Actuate Software Corporation

     - Systems/Network Management Companies
       -- Computer Associates International, Inc.
       -- BMC Software, Inc.
       -- Compuware Corporation
       -- Network Associates, Inc.
       -- PLATINUM Technology, Inc.
       -- Symantec Corporation
       -- Boole & Babbage, Inc.

     Based on estimates from securities research analysis, with median values shown except for VERITAS and Legato, such analysis showed that as of October 2, 1998:

                              STOCK PRICE TO
                                 PROJECTED
                               CALENDAR YEAR             AGGREGATE VALUE TO         STOCK PRICE TO PROJECTED
                          -----------------------   -----------------------------      CALENDAR YEAR 1999
                             1998         1999       LAST TWELVE       CALENDAR      NET INCOME DIVIDED BY
                          NET INCOME   NET INCOME   MONTHS REVENUE   1998 REVENUE    LONG TERM GROWTH RATES
                          ----------   ----------   --------------   ------------   ------------------------
VERITAS..................    71.0x        49.7x          15.1x           11.1x                 1.0x
Legato...................    69.2x        45.2x          14.7x           10.9x                 1.1x
Storage Related              24.3x        11.0x           0.7x            0.9x                 0.7x
  Companies..............
Business Intelligence        18.3x        16.1x           3.4x            2.6x                 0.5x
  Software Companies.....
Systems/Network              19.3x        14.6x           4.1x            4.0x                 0.7x
  Management Software
  Companies..............

     No company utilized in the peer group comparison analysis as a comparison is identical to VERITAS. In evaluating the peer groups, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market

                                                                         SEAGATE
SOFTWARE
VERITAS

and financial conditions and other matters, many of which are beyond control of VERITAS. These factors include, among others, the impact of competition on the business of VERITAS and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of VERITAS or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

     Analysis of selected precedent transactions. As part of its analysis, Morgan Stanley reviewed a number of selected software transactions and compared certain statistics for the selected software transactions to the relevant financial statistics for the Network & Storage Management Group based on the closing price for VERITAS common stock as of October 2, 1998. The analysis of the selected software transactions, based on median estimates of Next Twelve Months' Net Income by securities research analysts, and the analysis based on a modified estimate of the Network & Storage Management Group's future financial performance, or the NSMG adjusted case showed:

                                                        IMPLIED AGGREGATE VALUE
                                 IMPLIED OFFER PRICE   (BASED ON OFFER PRICE) TO
                                   TO NEXT TWELVE         LAST TWELVE MONTHS'
                                 MONTHS' NET INCOME            REVENUES
                                 -------------------   -------------------------
Network & Storage Management
  Group........................         32.5x                    10.0x
NSMG adjusted case.............         43.4x                       --
Selected Software
  Transactions.................         31.4x                     5.2x

     No company utilized in the precedent transactions analysis as a comparison is identical to the Network & Storage Management Group business or VERITAS. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond control of the Network & Storage Management Group business and VERITAS, such as the impact of competition on the business of the Network & Storage Management Group business and VERITAS and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Network & Storage Management Group business and VERITAS or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using precedent transactions data.

     Relative contribution analysis. Morgan Stanley analyzed the pro forma contribution of each of the Network & Storage Management Group business and VERITAS to New VERITAS assuming consummation of the NSMG combination and based on estimates

                                                                         SEAGATE
SOFTWARE
VERITAS

from Seagate Software management and from securities research analysts, respectively. The analysis showed, among other things, the following:

                                              % CONTRIBUTION BY
                                         ----------------------------
                                         NETWORK & STORAGE
                                         MANAGEMENT GROUP     VERITAS
                                         -----------------    -------
LAST TWELVE MONTHS:
  EBIT.................................        27.9%           72.1%
  Net Income...........................        36.1%           63.9%
PROJECTED CALENDAR YEAR 1998
  EBIT.................................        33.0%           67.0%
  EBIT (adjusted case).................        27.1%           72.9%
  Net Income...........................        39.3%           60.7%
  Net Income (adjusted case)...........        32.7%           67.3%
PROJECTED CALENDAR YEAR 1999
  EBIT.................................        47.3%           52.7%
  EBIT (adjusted case).................        40.5%           59.5%
  Net Income...........................        50.9%           49.1%
  Net Income (adjusted case)...........        43.7%           56.3%
OFFERED PRICE..........................        40.0%           60.0%

     Discounted equity value. Morgan Stanley performed an analysis of the present value of the implied value of the Network & Storage Management Group business on a stand alone basis based on the Network & Storage Management Group's assumed future value. Morgan Stanley observed the following, based on a range of earnings estimates from Seagate Software management for the calendar years 2000 and 2001:

                       NETWORK & STORAGE MANAGEMENT GROUP

                                                     DISCOUNT        FULLY DILUTED
                 MULTIPLE RANGE                        RATES          EQUITY VALUE
                 --------------                      --------        -------------
20.0 - 30.0x.....................................  15.0% - 20.0%    $1.2Bn to $2.1Bn
20.0 - 30.0x (NSMG adjusted case)................  15.0% - 20.0%    $0.9Bn to $1.5Bn
Implied value of VERITAS offer as of October 2,
  1998...........................................                        $1.7Bn

     Morgan Stanley also performed an analysis of the present value per share of the implied value of VERITAS on a stand alone basis based on VERITAS' future trading price. Morgan Stanley observed the following, based on a range of earnings per share estimates from securities research analysts for the calendar years 2000 and 2001:

                                    VERITAS

                                                        DISCOUNT
                   MULTIPLE RANGE                         RATES         SHARE PRICE
                   --------------                       --------        -----------
45.0 - 55.0x........................................  15.0% - 25.0%    $52.62 - $91.18
Closing share price as of October 2, 1998...........                      $48.25

     Pro forma NSMG combination analysis. Morgan Stanley analyzed the pro forma impact of the NSMG combination on VERITAS' projected earnings per share for the calendar year 1999. This analysis was based on earnings projections by the management of Seagate Software for the Network & Storage Management Group business and by securities research analysts for VERITAS. Morgan Stanley observed that:

     - the NSMG combination would result in earnings per share accretion for VERITAS, prior to giving effect to any synergies, of 26.5% for calendar year 1999 on a cash earnings basis, defined as earnings excluding non-cash charges such as goodwill amortization; and

                                                                         SEAGATE
SOFTWARE
VERITAS

     - the NSMG combination would result in earnings per share dilution for VERITAS on a reported basis, prior to giving effect to any synergies, of 234.6% for calendar year 1999 on earnings estimates reported by securities research analysts.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Network & Storage Management Group business or VERITAS. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Network & Storage Management Group business or VERITAS. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

     The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness of the consideration to be received by Seagate Software pursuant to the NSMG contribution agreement from a financial point of view to Seagate Software and were conducted in connection with the delivery of the Morgan Stanley opinion. The analyses do not purport to be appraisals or to reflect the prices at which the Network & Storage Management Group business or VERITAS might actually be sold.

     The consideration to be received by Seagate Software under the NSMG combination agreement was determined through arm's-length negotiations between Seagate Software and VERITAS and was approved by the Seagate Software board of directors. Morgan Stanley provided advice to Seagate Software during the negotiations. However, Morgan Stanley did not recommend any specific consideration to Seagate Software or that any specific consideration constituted the only appropriate consideration for the NSMG combination.

     In addition, Morgan Stanley's opinion and presentation to the Seagate Software board of directors was one of many factors taken into consideration by Seagate Software's board in making its decision to approve the NSMG combination. Consequently, the Morgan Stanley analyses should not be viewed as determinative of the opinion of the Seagate Software board of directors with respect to the consideration or of whether the Seagate Software board of directors would have been willing to agree to a different consideration.

     The Seagate Software board of directors retained Morgan Stanley based upon Morgan Stanley's qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the past, Morgan Stanley and its affiliates have provided financial advisory services for Seagate Technology and have received fees for the rendering of these services. In the ordinary course of Morgan

                                                                         SEAGATE
SOFTWARE
VERITAS

Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity securities of Seagate Technology or VERITAS.

     Under the engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion in connection with the NSMG combination. Seagate Software agreed to pay Morgan Stanley fees totaling $7.5 million. These fees include a $125,000 retainer fee and $1.0 million upon announcement. The remainder of the fee is contingent upon consummation of the NSMG combination. In addition, Seagate Software has also agreed to indemnify Morgan Stanley and its affiliates, their respective directions, officers, agents and employees and each person, if any controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Morgan Stanley's engagement.

STRUCTURE OF THE NSMG COMBINATION

     The VERITAS merger

     VERITAS will merge with a wholly-owned subsidiary of New VERITAS and become a wholly-owned subsidiary of New VERITAS. VERITAS stockholders will become stockholders of New VERITAS.

     The contribution of the Network & Storage Management Group

     Seagate Software will contribute the capital stock of the contributed companies, and Seagate Technology and Seagate Software and some of their subsidiaries will contribute to New VERITAS, the contributed assets. The contributed assets and the contributed companies will be owned by New VERITAS.

     "Contributed companies" means Seagate Software Network & Storage Management Group, Inc., Seagate Software Limited, Seagate Software GmbH, Seagate Software International Holdings Ltd., Seagate Software Storage Management Group, Inc. and Arcada Software Limited (U.K.).

     "Contributed assets" means, subject to exceptions, (1) the assets listed on certain schedules to the NSMG combination agreement, (2) intellectual property rights material to the products of the Network & Storage Management Group, or
(3) assets used primarily in the Network & Storage Management Group business.

     "Contributing companies" means Seagate Technology, Seagate Software and certain other subsidiaries of Seagate Technology.

     As a result of the transfer to New VERITAS of the capital stock of the contributed companies, New VERITAS will own all of the outstanding equity capital of the contributed companies, each of which will remain liable for their existing liabilities. In addition, New VERITAS or a subsidiary shall assume the following liabilities relating to the Network & Storage Management Group business:

     - all liabilities of the contributing companies under all contracts contributed as part of the contributed assets;

     - all liabilities of the contributing companies that are included in the combined balance sheet for the fiscal year ended July 3, 1998 of the Network & Storage Management Group business and certain other identified liabilities totaling $221,354;

                                                                         SEAGATE
SOFTWARE
VERITAS

     - all liabilities of Seagate Technology, Seagate Software, and their subsidiaries with respect to employees who accept an offer of employment by New VERITAS, excluding certain indemnified liabilities; and

     - identified tax liabilities including those taxes attributable to the operations of the contributed companies since July 3, 1998.

     Except for the liabilities of the contributed companies and their subsidiaries, which will remain the sole responsibility of the applicable contributed company, and the assumed liabilities described above, New VERITAS will not assume or otherwise have any obligation for any liabilities of Seagate Software, including those related to the Information Management Group, Seagate Technology or their subsidiaries.

     Seagate Technology and Seagate Software have agreed that for two years after the NSMG combination, they will take all actions reasonably necessary to fully transfer to New VERITAS the capital stock of the contributed companies and the contributed assets held by them or their subsidiaries and any contributed contracts to which they are a party.

RESTRICTIONS ON RESALE OF NEW VERITAS COMMON STOCK

     The shares of New VERITAS common stock to be issued in the NSMG combination will have been registered under the Securities Act. These shares will be freely transferable without restriction, except for shares received by Seagate Software or by any person who is an "affiliate" of either of us. Shares held by these affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145 or Rule 144 in the case of persons who become affiliates of New VERITAS. Persons who may be deemed to be affiliates of VERITAS, Seagate Software or New VERITAS generally include individuals or entities that control, are controlled by, or are under common control with, that party and may include certain officers and directors of such party as well as principal stockholders of that party.


     New VERITAS, Seagate Software and Seagate Technology will enter into the stockholder agreement. This agreement provides that, so long as Seagate Software and Seagate Technology collectively own 5% of the outstanding stock of New VERITAS, they may only sell Shares of New VERITAS common stock under certain circumstances. In addition, Seagate Software and Seagate Technology may only sell shares of New VERITAS common stock as follows:



     - no shares in the quarter ending in June, 1999;



     - 2,000,000 shares in the quarter ending in September, 1999;



     - 2,000,000 shares in the quarter ending in December, 1999;



     - 2,000,000 shares in the quarter ending in March, 2000; and



     - 3,000,000 shares in the quarter ending in June, 2000.



They will also have the right to sell up to 6,000,000 shares in an underwritten public offering once in the first year after completion of the NSMG combination, but if they exercise this right, they will be prohibited from selling other shares in the quarter that the offering is completed. See "Agreements Related to the NSMG Combination -- Stockholder agreement" on page 91.


     New VERITAS and Seagate Software will enter into a registration rights agreement. See "Agreements Related to the NSMG Combination -- Registration rights agreement" on page 93.

                                                                         SEAGATE
SOFTWARE
VERITAS

RESALE OF SHARES ISSUED UNDER THE VERITAS OPTION PLANS

     New VERITAS will be required within 10 days of the closing of the NSMG combination to file with the Securities and Exchange Commission a registration statement for the shares of New VERITAS common stock issuable upon exercise of the New VERITAS stock options issued in the exchange offer.

NASDAQ LISTING

     The New VERITAS common stock will be traded on the Nasdaq National Market under the symbol "VRTS."

     It is a condition to the closing of the NSMG combination that the shares of New VERITAS common stock to be issued to Seagate Software be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE NSMG COMBINATION

     This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which may change and may be interpreted differently. Any change, including changes which may be retroactive, could alter the tax consequences described below. The Internal Revenue Service may adopt a contrary position.

    Tax implications for VERITAS, VERITAS stockholders, VERITAS option holders and VERITAS convertible debenture holders

     Counsel to VERITAS, Fenwick & West LLP, is of the opinion that the merger of VERITAS with a wholly-owned subsidiary of New VERITAS will be a "reorganization" for U.S. federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code. The VERITAS merger is the part of the NSMG combination that generally affects holders of VERITAS common stock, options and debentures. This means that, subject to the limitations and qualifications described below in this section:

     - VERITAS stockholders will not recognize gain or loss when they receive New VERITAS common stock solely in exchange for their shares of VERITAS common stock in the VERITAS merger;

     - The aggregate tax basis of the New VERITAS common stock received by holders of VERITAS common stock, including any fractional share of New VERITAS common stock not actually received, will be the same as the aggregate tax basis of the VERITAS common stock surrendered in the exchange;

     - The holding period of the New VERITAS common stock received by holders of VERITAS common stock in the VERITAS merger will include the period the exchanged VERITAS common stock was considered to be held, provided that the VERITAS common stock surrendered is held as a capital asset at the time of the VERITAS merger;

     - VERITAS will not recognize gain solely as a result of the VERITAS merger;

     - The change to the convertible debentures of VERITAS at the effective time making each such convertible debenture convertible into the common stock of New VERITAS rather than VERITAS, will not result in gain or loss to the holders of the convertible debentures; and

                                                                         SEAGATE
SOFTWARE
VERITAS

     - VERITAS option holders will not recognize gain or loss as a result of the conversion of their VERITAS options into New VERITAS options. The New VERITAS options received will be subject to the same tax treatment as the option exchanged, whether incentive stock options or non-qualified stock options.

     Holders of VERITAS common stock should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular holders in light of their particular circumstances. These considerations include special rules related to persons or entities such as:

     - dealers in securities;

     - persons who are subject to the alternative minimum tax provisions of the Code;

     - foreign persons; and

     - persons who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions.

     In addition, this discussion does not address the tax consequences of the VERITAS merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the VERITAS merger. HOLDERS OF VERITAS COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE VERITAS MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

    Tax implications for Seagate Software stockholders and Seagate Software option holders who elect to receive New VERITAS options

     Counsel to Seagate Software and Seagate Technology, Wilson Sonsini Goodrich & Rosati, Professional Corporation, is of the opinion that the NSMG combination will not cause any gain or loss to be recognized by Seagate Software stockholders and that the option exchange offer will not cause any gain or loss to be recognized by participating Seagate Software option holders.

    Limitations of the tax opinions

     Neither VERITAS nor Seagate Software has requested a ruling from the IRS with regard to any of the federal income tax consequences of the VERITAS merger or the contribution of the Network & Storage Management Group.

     The opinions described above do not bind the IRS nor preclude it from adopting a contrary position. These opinions are subject to certain qualifications and are conditioned upon the following assumptions:

     - the truth and accuracy of the statements, covenants, representations and warranties in the NSMG combination agreement, in the representations to be received by counsel from New VERITAS, VERITAS, Seagate Technology, Seagate Software and certain stockholders of VERITAS, Seagate Technology and Seagate Software to support the opinions, and in other documents related to New VERITAS, VERITAS, Seagate Technology and Seagate Software relied upon by their respective counsel, for those opinions;

     - the performance of all covenants contained in the NSMG combination agreement and the tax representations without waiver or breach of any material provision thereof;

                                                                         SEAGATE
SOFTWARE
VERITAS

     - the accuracy of any representation or statement made "to the best of knowledge" or similarly qualified without such qualification;

     - the reporting of the NSMG Combination as a transaction governed by Sections 368 and 351 of the Internal Revenue Code by New VERITAS, VERITAS, Seagate Technology and Seagate Software in their respective federal income tax returns; and

     - other customary assumptions as to the accuracy and authenticity of documents provided to such counsel.

     Consequences of a contrary IRS determination

     A successful IRS challenge to the reorganization status of the VERITAS merger would result in a VERITAS stockholder recognizing gain or loss with respect to each share of VERITAS common stock surrendered. This gain or loss would equal the difference between the stockholder's basis in the share and the fair market value, at the time of the VERITAS merger, of the New VERITAS common stock received. A VERITAS stockholder's aggregate basis in the New VERITAS common stock received would equal its fair market value, and the VERITAS stockholder's holding period for the New VERITAS stock would begin the day after the VERITAS merger.

     Even if the VERITAS merger qualifies as a reorganization, a recipient of shares of New VERITAS common stock would recognize gain to the extent that those shares were considered to be received in exchange for services or property. Gain would also have to be recognized to the extent that a holder of VERITAS common stock was treated as receiving, directly or indirectly, consideration other than New VERITAS common stock in exchange for the holder's VERITAS common stock. All or a portion of those gain amounts may be taxable as ordinary income.

ACCOUNTING TREATMENT

    Accounting treatment by New VERITAS

     The NSMG combination will be accounted for under the purchase method of accounting. The purchase price of the contributed assets, or the aggregate merger consideration, including direct costs of the NSMG combination, will be allocated to the assets acquired, including in-process research and development, and liabilities assumed based upon their estimated relative fair values. The excess purchase consideration will be allocated to goodwill.

     After the NSMG combination, the results of VERITAS' operations will include the results of operations of the Network & Storage Management Group business. The amount of the purchase price allocated to in-process research and development will be charged to expense immediately after the effective time of the NSMG combination.

     The VERITAS merger and the resulting conversion of VERITAS common stock into New VERITAS common stock will be treated as a reorganization with no change in the recorded amount of VERITAS' assets and liabilities. The financial statements of VERITAS will become the financial statements of New VERITAS upon the closing of the VERITAS merger.

    Accounting treatment by Seagate Software

     The NSMG combination will be accounted for by Seagate Software as if Seagate Software sold approximately 58% of the Network & Storage Management Group to New

                                                                         SEAGATE
SOFTWARE
VERITAS

VERITAS. Seagate Software will retain an approximate 41% interest in the Network & Storage Management Group business through its 41% ownership of New VERITAS. Accordingly, Seagate Software will recognize a gain equal to the difference between 58% of the fair value of the New VERITAS stock received and 58% of the carrying amount of its investment in the Network & Storage Management Group, the pro rata gain, immediately after the closing of the NSMG combination. Seagate Software will account for its interest in New VERITAS using the equity method. Under this method it will attribute a portion of its investment to certain intangible assets, including goodwill and in-process research and development. The in-process research and development will be expensed in the period when the combination is completed. All remaining intangible assets and goodwill will be amortized over their estimated useful lives of four years.

     Subsequent to the NSMG combination, Seagate Software will account for its investment in New VERITAS using the equity method of accounting. Under the equity method of accounting Seagate Software will include in its financial results its share of the net income or loss of New VERITAS based upon the percentage of outstanding shares of New VERITAS owned by Seagate Software adjusted for the difference in the carrying amount of Seagate Software's investment in New VERITAS and New VERITAS' net assets.

     In addition to the above, in the Seagate Technology exchange offer, Seagate Technology, the parent company of Seagate Software, will offer to exchange outstanding shares of Seagate Software common stock held by current and former directors, officers, employees and consultants of Seagate Software and Seagate Technology for Seagate Technology common stock. As a result of the Seagate Technology exchange offer, Seagate Software will record certain additional intangible assets, including goodwill, equal to the fair value of the Seagate Technology stock issued.

     The Seagate Software unaudited pro forma statements beginning on page 160 are based upon certain assumptions and allocate the fair value of assets and liabilities based upon preliminary estimates. The ultimate pro rata gain to be recognized by Seagate Software is dependent upon the same factors described above for New VERITAS, as well as the number and average exercise prices of Seagate Software stock options outstanding in total for all Seagate Software employees and outstanding for Network & Storage Management Group employees as a group, and the total value ascribed to the Information Management Group of Seagate Software which is currently based upon a preliminary estimate of the Information Management Group. As a result of these factors, the actual gain and related allocation of fair value to intangible assets and goodwill may differ materially from the amounts assumed in the Seagate Software unaudited pro forma statements.

GOVERNMENTAL AND REGULATORY APPROVALS

     The NSMG combination may not be completed until notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the United States Justice Department and specified waiting period requirements under the Hart-Scott-Rodino Antitrust Improvements Act, or the HSR Act, have been satisfied. All required filings under the HSR Act have been made and the waiting periods for the filings have expired.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of the transactions such as the NSMG combination. Despite the expiration of the waiting periods under the HSR Act, at any time before or after the completion of

                                                                         SEAGATE
SOFTWARE
VERITAS

the NSMG combination, the Federal Trade Commission, the antitrust division, state attorneys general or others could take action under antitrust laws. These actions could include seeking to enjoin the NSMG combination, seeking to cause the divestiture of significant assets of VERITAS or Seagate Software or seeking to impose conditions on New VERITAS with respect to the business operations of the combined companies. If a challenge is made, we may not prevail or we may be required to terminate the NSMG combination agreement, to divest assets, to license proprietary technology to third parties or accept conditions in order to complete the NSMG combination.

     In addition, we have made filings in certain foreign countries including Germany.

NO DISSENTERS' OR APPRAISAL RIGHTS

     Neither VERITAS nor Seagate Software stockholders are entitled to dissenters' or appraisal rights with respect to the NSMG combination.

INTERESTS OF PERSONS IN THE NSMG COMBINATION

     The members of the boards of VERITAS, Seagate Software and Seagate Technology and the managements of VERITAS, Seagate Software and Seagate Technology identified below, have interests in the NSMG combination that are different from, or in addition to, the interests in the NSMG combination of VERITAS or Seagate Software stockholders. These interests are described below:

    VERITAS officers and directors will have positions with New VERITAS


     All of the current directors of VERITAS except Roel Pieper as well as Mr. Luczo, Mr. Cunningham and Mr. Kerfoot, will become directors of New VERITAS.


     All of the VERITAS executive officers and Mr. Cunningham, Mr. Colemere, Mr. Hallmen and Mr. Wentz will become executive officers of New VERITAS. Further, these individuals will execute employment agreements with New VERITAS that provide for terms of employment and severance benefits, among other things. See "Management of New VERITAS" on page 230.

    Two Seagate Software executives as well as other Seagate Software employees may participate in the exchange offer

     Mr. Colemere holds options to purchase 125,000 shares of Seagate Software common stock at exercise prices ranging from $6.00 to $12.75 per share and Mr. Wentz holds options to purchase 75,000 shares of Seagate Software common stock at exercise prices ranging from $4.00 to $8.75 per share.

     Immediately before the closing of the NSMG combination, Seagate Software will repurchase 65% of the unvested Seagate Software shares owned by Terence Cunningham, David Hallmen, David Galiotto and David Krinker. These employees will each then be granted an option to purchase Seagate Software common stock with an exercise price of approximately $10.00 per share. These options are designed to provide the employee with the same potential economic benefit as the employee would have had if he had retained the repurchased Seagate Software shares. See "Treatment of Seagate Software stock held by certain Seagate Software officers and employees" on page 82.

     These persons may exchange their Seagate Software stock options for New VERITAS stock options in the exchange offer. Optionees of Seagate Software who become employees of New VERITAS may elect to exchange their Seagate Software options for New

                                                                         SEAGATE
SOFTWARE
VERITAS

VERITAS options in the employee stock option exchange offer. See "The Employee Stock Option Exchange Offer" on page 100.

    Relationship with a director and DLJ

     Steven Brooks, a member of the VERITAS board of directors, was a managing director of DLJ, VERITAS' financial advisor, at the time the NSMG combination was approved. The amount of DLJ's fees was negotiated by VERITAS management and DLJ and was approved by all of the members of the VERITAS Board with Mr. Brooks abstaining from voting. Mr. Brooks participated in certain of the negotiations of the terms of the NSMG combination in his capacity as a managing director of DLJ. However, Mr. Brooks was not a member of the DLJ team responsible for obtaining the internal approval of, or presenting to the VERITAS board, DLJ's fairness opinion. Mr. Brooks participated as a member of the VERITAS board in approving all aspects of the NSMG combination, other than the retention of DLJ.

    Seagate Software will enter into a number of agreements

     Voting agreements. The following individuals and entities have entered into voting agreements with Seagate Software by which they have agreed to vote in favor of the NSMG combination: Mark Leslie, William Janeway, Peter Levine, Roel Pieper, Joseph Rizzi, Geoff Squire, Fred van den Bosch, Steven Brooks, Jay Jones, Ken Lonchar, Paul Sallaberry and Warburg, Pincus Investors, L.P. Collectively, these stockholders hold 18.9% of the outstanding shares of VERITAS. See page 90.

     Stockholder agreement. VERITAS, New VERITAS and Seagate Software will enter into a stockholder agreement at the time of the closing of the NSMG combination. This agreement will give Seagate Software the right to have New VERITAS nominate up to two directors for election to New VERITAS's board. These nominees will initially be Mr. Luczo and Mr. Kerfoot. Seagate Software will also have the right to maintain its ownership percentage in New VERITAS if New VERITAS issues stock to third parties in connection with strategic business relationships. See page 91.

     Registration rights agreement. New VERITAS and Seagate Software will enter into a registration rights agreement at the time of the closing of the NSMG combination. This agreement will give Seagate Software the right to require New VERITAS to register for public sale the New VERITAS common stock to be owned by Seagate Software. See page 93.

     License agreements. VERITAS, New VERITAS and Seagate Software Information Management Group, Inc. have entered into a cross-license and original equipment manufacturer agreement. Seagate Technology, VERITAS and New VERITAS have entered into a development and license agreement. These agreements provide for the development and/or licensing of certain products among the parties and restrictions on the parties' ability to compete with each other or to enter into relationships with competitors of the other party. See pages 94 and 97.

     Transition services agreement. VERITAS, New VERITAS, Seagate Technology and Seagate Software will enter into a transition services and facilities use agreement prior to the consummation of the NSMG combination. This agreement will set forth the terms by which the parties will temporarily share some of their resources after the NSMG combination. See page 99.

                                                                         SEAGATE
SOFTWARE
VERITAS

                         THE NSMG COMBINATION AGREEMENT

     This section of this document describes the NSMG combination agreement. A copy of this agreement is attached as Appendix A to this document. The summary is materially complete, but you should read the full and complete text of the NSMG combination agreement as it may contain information that is important to you.

CLOSING

     The closing of the NSMG combination will take place as soon as practicable after the VERITAS and Seagate Software meetings and no later than the third business day after all conditions to closing under the NSMG combination agreement are satisfied or waived. The VERITAS merger will become effective upon the filing of a certificate of merger for the VERITAS merger in the offices of the Secretary of State of the State of Delaware.

WHAT VERITAS SECURITY HOLDERS WILL RECEIVE

    Conversion of shares

     Each share of common stock of VERITAS that is issued and outstanding will be automatically converted into one share of New VERITAS common stock. As of March 31, 1999 there were 48,092,431 shares of VERITAS common stock outstanding.

    Conversion of options, convertible securities and purchase rights

     Stock options. Each outstanding option to purchase shares of VERITAS common stock will be automatically assumed and converted into an option to purchase an equivalent number of shares of New VERITAS common stock. The exercise price per share will remain unchanged. As of March 31, 1999, there were options to purchase 8,126,844 shares of VERITAS common stock outstanding.

     Convertible debt. All debt obligations of VERITAS will remain those of VERITAS and New VERITAS will become a co-obligor of the obligations. The VERITAS convertible debt which was convertible into common stock of VERITAS will become convertible into New VERITAS common stock on identical terms as it was convertible into VERITAS common stock. As of March 31, 1999, there was outstanding $100 million aggregate principal amount of convertible notes of VERITAS which were convertible into approximately 2,325,581 shares of VERITAS common stock.

     Employee stock purchase plan rights. Each of the outstanding rights to purchase shares of VERITAS common stock under the VERITAS Employee Stock Purchase Plan will be assumed and converted into a right to purchase the same number of shares of New VERITAS common stock on the next purchase date under the VERITAS stock purchase plan following the effective time. The purchase price per share will be determined in accordance with the stock purchase plan.

VERITAS STOCKHOLDERS WILL NOT NEED TO SURRENDER SHARE CERTIFICATES

     Holders of VERITAS common stock will not need to surrender their stock certificates. After the effective time, their stock certificates will be deemed to represent an equivalent number of shares of New VERITAS common stock.

                                                                         SEAGATE
SOFTWARE
VERITAS

WHAT SEAGATE SOFTWARE WILL RECEIVE FOR CONTRIBUTING THE NETWORK & STORAGE MANAGEMENT GROUP TO NEW VERITAS

     New VERITAS will issue to Seagate Software shares of New VERITAS common stock representing 40%, calculated treating the options under the treasury stock method, of the fully diluted equity securities of New VERITAS less the number of shares of New VERITAS common stock issuable upon exercise of the New VERITAS options issued in the exchange offer.

     In the exchange offer, New VERITAS will offer to issue New VERITAS options based upon an exchange ratio formula to the employees of Seagate Software who become employees of New VERITAS in exchange for their Seagate Software options. This will have the same effect as if New VERITAS had assumed the options. See "The Employee Stock Option Exchange Offer -- Acceptance of Seagate Software options for exchange and delivery of New VERITAS options" on page 103.

STOCK OPTION AND BENEFIT PLANS AND RELATED SECURITIES

    VERITAS options

     The term, exercisability, vesting schedule, status as an "incentive stock option" under section 422 of the Internal Revenue Code, if applicable, and all other terms and conditions of the VERITAS options assumed by New VERITAS will be unchanged.

    Seagate Software options

     New VERITAS has agreed to issue options to purchase New VERITAS common stock to the Seagate Software employees who will become New VERITAS employees in exchange for their options to purchase Seagate Software common stock. See "The Employee Stock Option Exchange Offer" on page 100.

    VERITAS stock plans

     In addition, the VERITAS stock option and stock purchase plans, as proposed to be amended, will be assumed and continued by New VERITAS. See proposals 4, 5 and 6 under "Additional Proposals to be Voted upon by VERITAS Stockholders" on page 286. A vote for the NSMG combination will be deemed to constitute approval of the issuance of New VERITAS options in exchange for the cancellation of the exchanged Seagate Software options and the assumption and continuation of the VERITAS plans.

    Employee benefit plans

     New VERITAS has agreed to use reasonable efforts to provide the VERITAS benefit arrangements and VERITAS employee plans to the employees of Seagate Software or Seagate Technology who become New VERITAS employees. To the extent that New VERITAS does not have any such plan or arrangement in effect in a jurisdiction where there are transferring employees, New VERITAS has agreed to adopt plans providing comparable benefits to the plans for the transferring employees.

     New VERITAS has agreed to provide all transferring employees with the opportunity to participate in any employee stock option or other incentive compensation plan of New VERITAS on substantially the same terms and conditions as are available to similarly situated employees of VERITAS or New VERITAS. Further, the VERITAS employee stock purchase plan will be amended to provide for the beginning of a new offering period as soon as possible following the NSMG combination if necessary to permit transferring

                                                                         SEAGATE
SOFTWARE
VERITAS

employees to participate in New VERITAS' employee stock purchase plan. Prior to the effective time, VERITAS, New VERITAS and Seagate Software will mutually agree upon an integration plan which will include, among other things, provisions relating to compensation and other equity incentives for employees.

     New VERITAS has agreed to take all steps necessary to cause each of the benefit arrangements and employee plans of VERITAS to waive any waiting period or other requirement for duration of employment with New VERITAS which would prevent a transferring employee who is otherwise eligible to participate in the plan from participating in the plan immediately following the effective time. New VERITAS has also agreed to pro rate any portion of a premium or deductible with respect to a plan for any transferring employee for any plan year that commenced prior to the effective time.

     New VERITAS has also agreed to take all steps necessary to cause each employee plan to recognize each transferring employee's length of service under comparable employee benefit plans maintained by Seagate Technology. Therefore, for purposes of eligibility, participation, vesting and benefit accrual, the transferring employee will be treated as if employed by New VERITAS for the period.

TREATMENT OF SEAGATE SOFTWARE STOCK HELD BY CERTAIN SEAGATE SOFTWARE OFFICERS AND EMPLOYEES

     Terence Cunningham, David Krinker, David Hallmen and David Galiotto each own shares of Seagate Software common stock that are subject to repurchase by Seagate Software when each such person ends his employment with Seagate Software. Immediately before the NSMG combination, Seagate Software will waive its right to repurchase 35% of each person's unvested shares. Seagate Software will repurchase the remaining 65% of these unvested shares. These employees will instead be granted options to purchase Seagate Software common stock. The exercise price of these options will be determined in such a way as to ensure that these employees will have the same economic benefit, in terms of the difference between the exercise price and the fair market value of the Seagate Software common stock, as those employees would have had if they retained the repurchased Seagate Software shares. These options will have the same vesting schedule as the schedule which applied to the repurchased shares and will be exchangeable in the employee stock option exchange offer.

CONDITIONS TO THE NSMG COMBINATION

     The obligations of Seagate Technology, Seagate Software and the other contributing companies, on the one hand, and of New VERITAS and VERITAS, on the other, to effect the NSMG combination are subject to a number of conditions, including:

     - the NSMG combination shall have been approved and adopted by both the VERITAS stockholders and the Seagate Software stockholders;

     - New VERITAS shall have received assignments from the contributing companies of all of their rights, title and interest in certain intellectual property rights included in the contributed assets;

     - the board of directors of New VERITAS shall have appointed Mr. Luczo, Mr. Cunningham and Mr. Kerfoot to the board of directors of New VERITAS; and

     - the relevant parties shall have entered into the stockholder agreement, the registration rights agreement and the transition services and facilities use agreement.

                                                                         SEAGATE
SOFTWARE
VERITAS

     In addition to the conditions listed above, the NSMG combination is subject to additional customary conditions, including:

     - the New VERITAS common stock to be issued in the NSMG combination shall have been approved for quotation on the Nasdaq National Market, subject to notice of issuance;

     - the representations and warranties of the other party contained in the NSMG combination agreement shall be accurate except for representations and warranties that address matters as of a particular date and where the breaches have not resulted in a material adverse effect on VERITAS or New VERITAS;

     - compliance with the covenants contained in the NSMG combination agreement;

     - the other party shall have obtained all permits, consents, and authorizations required to be obtained;

     - each of VERITAS and Seagate Software shall have received an opinion of their counsel as to the tax consequences of the NSMG combination; and

     - any applicable waiting periods shall have expired or been terminated and no order preventing the consummation of the NSMG combination, shall have been issued by any federal or state court or governmental agency.

     Any of the conditions to the obligations of one party may be waived by the other.

REPRESENTATIONS AND WARRANTIES

     The NSMG combination agreement contains customary representations and warranties of the parties. These representations and warranties relate to, among other things, the parties' organizations, capital structures, authority to enter into the transaction, filings with securities regulatory authorities, absence of defaults under material contracts, absence of material litigation, the accuracy of information supplied for this document, intellectual property rights and other matters. Seagate Software and Seagate Technology have made additional representations and warranties including representations relating to title to, condition and sufficiency of the contributed companies and the contributed assets.

COVENANTS

    Covenants by both parties

     The NSMG combination agreement contains mutual covenants, including:

     - the negotiation of a mutually acceptable arrangement between Seagate Software and New VERITAS and, if required, the other parties to the agreement, with respect to the contracts that govern products relating to both the Network & Storage Management Group business and the Information Management Group business of Seagate Software;

     - the good faith negotiation of a transition services and facilities use agreement;

     - the notification to the other party of:

       -- any event reasonably likely to render any of their representations or warranties untrue or inaccurate in any material respect;

       -- any event reasonably likely to have a material adverse effect on either VERITAS or the Network & Storage Management Group business; and

                                                                         SEAGATE
SOFTWARE
VERITAS

       -- any material breach by them of any covenant or agreement contained in the NSMG combination agreement;

     - carrying on and preserving its business in the ordinary and usual course consistent with past practice;

     - obtaining consents required in connection with the material contracts;
       and

     - tax matters, including the preparation and defense of tax returns.

     In addition, each party has agreed that it will not, without the prior consent of the other:

     - borrow any money except, in the case of Seagate Software, for working capital under to an intercompany revolving loan agreement with Seagate Technology, or immaterial amounts or under existing credit facilities;

     - cause any of the contributed assets to become subject to any non-permitted liens encumbrance;

     - dispose of any of the assets except in the ordinary course of business, consistent with past practice;

     - declare or pay any cash or stock dividend or other distribution in respect of capital stock;

     - waive or release any material claims or rights;

     - amend the certificate of incorporation or bylaws of VERITAS or of any of the contributed companies;

     - implement any layoffs or reductions in force involving a material number of employees such as will trigger WARN Act responsibilities or liabilities; and

     - fail to pay or withhold any material tax when due to be paid or withheld.

    VERITAS and New VERITAS covenants

     VERITAS and New VERITAS have agreed to:

     - have its VERITAS board of directors recommend the NSMG combination;

     - qualify the New VERITAS common stock to be issued in the NSMG combination under state securities or "blue sky" laws;

     - have New VERITAS adopt the VERITAS employee plans, and have New VERITAS use reasonable efforts to provide the VERITAS employee plans to the transferring employees as provided to VERITAS employees who are similarly situated;

     - maintain the indemnification, limitations of liability and directors' and officers' insurance for VERITAS executive officers and directors; and

     - maintain indemnification and insurance for directors, officers, employees and agents of the contributed companies and Seagate Software involved in the Network & Storage Management Group business and who become employees, officers or directors of New VERITAS or VERITAS.

     In addition, each of VERITAS and New VERITAS have agreed that it will not, without the prior consent of Seagate Software, merge, consolidate or reorganize with, or acquire any entity, except for transactions in which the aggregate consideration is below $100 million.

                                                                         SEAGATE
SOFTWARE
VERITAS

    Seagate Technology and Seagate Software covenants

     Seagate Technology and Seagate Software have agreed to:

     - ensure that all intellectual property rights and intangible assets required for the production, development, marketing and support of the products of the Network & Storage Management Group business have been transferred to New VERITAS;

     - settle intercompany accounts;

     - informally encourage some of their key employees to enter into employment agreements with New VERITAS;

     - furnish, for two years after the closing, additional information relating to the contributed assets or any contributed company, in order to facilitate the preparation of documents to be filed with governmental authorities or financial statements; and

     - maintain directors' and officers' liability insurance covering acts on or before the effective time of employees who become New VERITAS employees.

     In addition, Seagate Software and the contributed companies and subsidiaries have agreed that they will not, without the prior consent of VERITAS, where it would cause a material adverse effect:

     - grant any exclusive license to any of the intellectual property rights relating to the Network & Storage Management Group business or grant any other license to those rights except in the ordinary course of business;

     - materially amend or terminate any of the material contracts of the Network & Storage Management Group, except in the ordinary course of business;

     - cause any of the contributed companies to make any loans or grant any guarantees, except loans in the ordinary course of business or advances that are not material in amount; or

     - cause any member of the contributed companies to merge, consolidate or reorganize with or acquire any entity that is not a member of the contributed companies subject to certain exceptions.

RESTRICTIONS ON SOLICITING ALTERNATIVE PROPOSALS

    Obligations of Seagate Technology and related parties

     Seagate Technology and Seagate Software have agreed that they will not directly or indirectly:

     - solicit, initiate or encourage the submission of any Seagate alternative proposal described below;

     - engage in discussions or negotiations regarding any Seagate alternative proposal;

     - take any other action intended, designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Seagate alternative proposal;

     - enter into any letter of intent, acquisition agreement or other similar agreement with any person with respect to any Seagate alternative proposal; or

     - make or authorize any statement, recommendation or solicitation in support of any Seagate alternative proposal.

                                                                         SEAGATE
SOFTWARE
VERITAS

     "Seagate alternative proposal" means any inquiry, proposal or offer relating to any direct or indirect (a) acquisition, purchase, sale or other disposition of any of the Network & Storage Management Group assets other than in the ordinary course and disposal of worn or obsolete items consistent with past practice, (b) acquisition, purchase, sale or other disposition of any of the voting securities of any contributed company, or (c) merger, consolidation, sale of any of the assets, liquidation, or similar transaction involving any contributed company.

    Obligations of VERITAS

     VERITAS has agreed that it will not directly or indirectly:

     - solicit, initiate or encourage the submission of any VERITAS alternative proposal;

     - engage in discussions or negotiations regarding any VERITAS alternative proposal;

     - take any other action intended, designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any VERITAS alternative proposal;

     - enter into any letter of intent, acquisition agreement or other similar agreement with any person with respect to any VERITAS alternative proposal; or

     - make or authorize any statement, recommendation or solicitation in support of any VERITAS alternative proposal.

     "VERITAS alternative proposal" means any inquiry, proposal or offer relating to any direct or indirect (a) acquisition, sale or other disposition purchase of more than 20% of the assets of VERITAS or more than a 35% interest in the total outstanding voting securities of VERITAS, (b) tender offer or exchange offer that would result in any person or group beneficially owning 35% or more of the total outstanding voting securities of VERITAS, or (c) merger, consolidation, sale of substantially all the assets, liquidation or similar transaction.

     VERITAS may, in response to an unsolicited VERITAS alternative proposal, participate in discussions or negotiations with, furnish information to a third party, make a recommendation in support of the proposal, or accept the proposal, subject to the following:

     - the third party has made a bona fide written proposal to the VERITAS board which identifies a price or range of values to be paid for the outstanding securities or assets of VERITAS;

     - after consultation with investment bankers of nationally recognized reputation, the VERITAS board determines that the transaction is reasonably likely to be financially more favorable to the stockholders of VERITAS than the NSMG combination;

     - The VERITAS board determines, after consultation with investment bankers of nationally recognized reputation, that the third party is financially capable of consummating the VERITAS alternative proposal; and

     - VERITAS has notified Seagate Technology and Seagate Software in writing of the VERITAS alternative proposal, including its principal financial and other material terms and conditions, including the identity of the person making the proposal.

                                                                         SEAGATE
SOFTWARE
VERITAS

    Notices

     Each party must advise the other of any request for non-public information which it reasonably believes would lead to any VERITAS alternative proposal in the case of VERITAS, or a Seagate alternative proposal, in the case of Seagate Technology or Seagate Software.

INDEMNIFICATION

    General indemnification

     Seagate Software and Seagate Technology have agreed to indemnify New VERITAS and VERITAS against:

     - all liabilities to minority stockholders or optionees of Seagate Software arising out of the repurchase, sale or exchange of Seagate Software capital stock or options in connection with the NSMG combination. These liabilities exclude liabilities from the exchange of New VERITAS options for Seagate Software options in the employee stock option exchange offer or that arise from rights granted by Seagate Software or Seagate Technology to any employees to require Seagate Software or Seagate Technology to repurchase shares of Seagate Software capital stock upon termination of their employment;

     - any claim by any contributing company asserting that the transfer of the capital stock of the contributed companies and the contributed stock and assets to New VERITAS constitutes a fraudulent conveyance, fraudulent transfer or a preference under any applicable state or federal law;

     - any breach by any contributing company of its representations and covenants relating to fraudulent conveyances or any liabilities related to non-compliance with bulk transfer laws in connection with the NSMG combination;

     - all losses arising from Seagate Software's Information Management Group business;

     - any material liability

       -- omitted from the financial statements of the Network & Storage
          Management Group business that was required by generally accepted accounting principles to be included or reflected in the financial statements. We refer to these liabilities as omitted balance sheet liabilities, or

       -- any unforeseen tax liability that Seagate Technology or Seagate
          Software is required to indemnify for as described below

       This indemnification is triggered only to the extent the aggregate of those liabilities exceed $5.0 million; or

     - any breach of the representation in the NSMG combination agreement relating to title, condition and sufficiency of the Network & Storage Management Group assets.

    Time limits for bringing indemnification claims

     Claims for indemnification may generally be brought at any time prior to the expiration of the legal statute of limitations applicable to the subject matter of the claim. Claims described in the previous two bulleted paragraphs must be brought no later than 60 days after the first audit of New VERITAS financial results after the closing of the NSMG combination, but in no event later than one year from the closing.

                                                                         SEAGATE
SOFTWARE
VERITAS

    Tax indemnification

     Except with respect to unforeseen tax liabilities for which New VERITAS is responsible, Seagate Software and Seagate Technology shall also indemnify New VERITAS with respect to certain tax matters, including for any tax:

     - of Seagate Technology or Seagate Software or any member of the affiliated group of corporations other than (1) any contributed company or (2) with respect to any tax relating to the income, business, assets, property or operations of the Network & Storage Management Group business; or

     - relating to the income, business, assets, property or operations of the Network & Storage Management Group business or of any contributed company to the extent that the liability for tax is not disclosed to New VERITAS, and is either (a) in respect of any taxable period that ends prior to July 3, 1998 or in respect of any taxable period that includes, but does not end on, July 3, 1998, the portion of that period ending on July 3, 1998 or (b) with respect to an excess loss account in the stock of any contributed company or from a deferred intercompany transaction other than among the contributed companies entered into prior to July 3, 1998 and is triggered as a result of any contributed company ceasing to be affiliated with Seagate Technology or Seagate Software.

     New VERITAS must indemnify Seagate Technology and its affiliates with respect to certain tax matters including for:

     - any tax relating to the income, business, assets, property or operations of the Network & Storage Management Group business by New VERITAS and its affiliates in respect of all taxable periods beginning after July 3, 1998, or, in the case of any taxable period that includes but does not end on July 3, 1998, the portion of that period commencing on the day following July 3, 1998;

     - to the extent a liability for tax is reflected in the Network & Storage Management Group financial statements or previously disclosed to New VERITAS;

     - unforseen tax liabilities and omitted balance sheet liabilities, but only to the extent the aggregate amount does not exceed $5.0 million; and

     - tax liabilities relating to prior indemnifications given by the contributing companies in a previous acquisition up to a maximum amount of $3.0 million.

TERMINATION OF THE NSMG COMBINATION AGREEMENT

     The NSMG combination agreement will terminate if the closing has not occurred by June 1, 1999, except that this date may be extended in certain circumstances relating to antitrust clearance or injunctions issued by a federal or state court.

     The NSMG combination agreement may be terminated by:

     - mutual written agreement of Seagate Software, Seagate Technology and VERITAS;

     - any party, if there has been a material breach by the other of any representation, warranty, the covenant or agreement set forth in the NSMG combination Agreement, and the breach is not corrected within 30 days after notice;

     - any party, if the NSMG combination is not completed on or before June 1, 1999 for any reason, other than any wrongful action or as a result of a breach of the NSMG combination agreement or related agreement by the terminating party;

                                                                         SEAGATE
SOFTWARE
VERITAS

     - by any party, if a permanent injunction or other order by any federal or state court restraining or prohibiting the NSMG combination shall have become final and non-appealable;

     - by any party, if the stockholders of VERITAS do not approve the NSMG combination unless the failure to obtain approval was caused by any breach by VERITAS of the NSMG combination agreement or any related agreement in which case VERITAS cannot terminate it;

     - by Seagate Technology or Seagate Software, if (a) the board of directors of VERITAS withdraws or modifies in an adverse manner its approval or recommendation of the NSMG combination, or (b) the board of directors of VERITAS recommends or approves any VERITAS alternative proposal; or

     - by any party at any time prior to the VERITAS stockholder approval, if the VERITAS board recommends or accepts a VERITAS alternative proposal, unless it violates the non-solicitation obligations described under "-- Restrictions on soliciting alternative proposals" on page 85.

TERMINATION FEES

     VERITAS shall pay Seagate Software and Seagate Technology a fee equal to the actual reasonable legal, accounting and printing expenses incurred by them, not to exceed $5.0 million, if the NSMG combination agreement is terminated because the VERITAS stockholders do not approve the NSMG combination and prior to the rejection:

     - a VERITAS alternative proposal has not been publicly announced or otherwise publicly disclosed and not withdrawn; and

     - no change in the VERITAS board's recommendation has occurred.

     VERITAS will pay Seagate Software $50.0 million if the NSMG combination agreement is terminated because the VERITAS stockholders do not approve the NSMG combination after a VERITAS alternative proposal has been publicly disclosed and not withdrawn and prior to the rejection:

     - there has been a change in the VERITAS board recommendation; or

     - VERITAS accepts a VERITAS alternative proposal.

EXPENSES OF THE NSMG COMBINATION

     Each party will bear its own fees and expenses incurred with respect to the negotiation, preparation and performance of the NSMG combination agreement and the related transactions. However, Seagate Software shall reimburse VERITAS upon the closing of the NSMG combination for $300,000 of the cost incurred by VERITAS to print and file the registration statement of which this document forms a part. Upon closing of the NSMG combination, New VERITAS shall pay 20% of the reasonable attorneys', accountants' and financial advisors' fees incurred by Seagate Software and Seagate Technology in connection with the NSMG combination agreement.

NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     All representations, warranties and covenants of the parties contained in the NSMG combination agreement will remain operative only until the effective time or any earlier

                                                                         SEAGATE
SOFTWARE
VERITAS

termination of the NSMG combination agreement, except for covenants and other provisions that by their express terms survive for a longer period.

AMENDMENT AND WAIVER OF THE NSMG COMBINATION AGREEMENT

     Any term or provision of the NSMG combination agreement may at any time be amended or waived in a writing signed by all of the parties. After approval by a party's stockholders, no amendment will be made which by law requires the further approval of a party's stockholders without obtaining the further approval.

                   AGREEMENTS RELATED TO THE NSMG COMBINATION

VOTING AGREEMENTS

    Voting agreements with Seagate Software

     The following have entered into voting agreements with Seagate Software:

     - Warburg, Pincus Investors, L.P.;

     - Mark Leslie;

     - William Janeway;

     - Peter Levine;

     - Roel Pieper;

     - Joseph Rizzi;

     - Geoff Squire;

     - Fred van den Bosch;

     - Steven Brooks;

     - Jay Jones;

     - Ken Lonchar; and

     - Paul Sallaberry.

     Collectively, these stockholders hold 18.9% of the outstanding shares of VERITAS common stock.

    Voting agreement terms

     Under the voting agreements, each of these stockholders has agreed that they will vote their shares in favor of the adoption of the NSMG combination agreement and approval of the NSMG combination. They have also agreed to vote against any actions or agreements that would result in a breach of any representation, warranty, covenant or obligation under the NSMG combination agreement, and against any actions or certain transactions which are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or harm the NSMG combination.

     These stockholders have also delivered irrevocable proxies with respect to matters covered by the voting agreements. In addition, subject to exceptions, these stockholders have agreed not to sell, transfer, dispose of or encumber any shares held by them until the effective time or the valid termination of the NSMG combination agreement.

                                                                         SEAGATE
SOFTWARE
VERITAS

     These stockholders have also agreed that they shall not, directly or indirectly:

     - solicit or initiate discussions or engage in negotiations with any person or take any action intended, designed or reasonably likely to facilitate the efforts of any person relating to an acquisition proposal;

     - furnish any nonpublic information regarding their respective companies to any person in connection with or in response to an acquisition proposal or potential acquisition proposal;

     - approve, endorse or recommend any acquisition proposal; or

     - enter into any letter of intent or other similar document or any contract contemplating or otherwise relating to any acquisition proposal.

    Voting covenants of Seagate Technology and Seagate Software

     Seagate Technology has agreed to vote in favor of the NSMG combination at the Seagate Software meeting. Seagate Technology beneficially owns 98.2% of the outstanding voting securities of Seagate Software.

STOCKHOLDER AGREEMENT

    Nomination rights

     VERITAS, New VERITAS, Seagate Software and Seagate Technology, including Seagate Technology's other controlled subsidiaries, will enter into a stockholder agreement which will provide that so long as Seagate Software and Seagate Technology continue to own at least 5.0% and not more than 15.0% of the outstanding shares of New VERITAS common stock, Seagate Software and Seagate Technology shall be entitled to name one nominee to the New VERITAS board. So long as Seagate Software and Seagate Technology continue to own at least 15.0% of the outstanding shares of New VERITAS common stock, Seagate Software and Seagate Technology shall be entitled to name two nominees to the New VERITAS board. Each nominee must be reasonably acceptable to New VERITAS. New VERITAS is also obligated to use its best efforts to cause to be voted the shares held by New VERITAS' management or board of directors in favor of those nominees. New VERITAS must also use its best efforts to cause the New VERITAS board of directors to unanimously recommend to its stockholders to vote in favor of the nominees.

    Limits on resales


     So long as Seagate Technology and Seagate Software collectively own at least 5.0% of New VERITAS' outstanding common stock, Seagate Software and Seagate Technology may only sell shares of New VERITAS common stock as follows:



     - no shares in the quarter ending in June, 1999;



     - 2,000,000 shares in the quarter ending in September, 1999;



     - 2,000,000 shares in the quarter ending in December, 1999;



     - 2,000,000 shares in the quarter ending in March, 2000; and



     - 3,000,000 shares in the quarter ending in June, 2000.



They will also have the right to sell up to 6,000,000 shares in an underwritten public offering once in the first year after completion of the NSMG combination, but if they

                                                                         SEAGATE
SOFTWARE
VERITAS


exercise this right, they will be prohibited from selling other shares in the quarter that the offering is completed. They may not transfer, assign, pledge or otherwise dispose of any New VERITAS securities for one year after the closing of the NSMG combination.


     After that date, they may not sell their New VERITAS stock except:

     - to New VERITAS or to a person or persons that New VERITAS has previously approved in writing;

     - in a bona fide underwritten public offering;

     - under Rule 144 under the Securities Act;

     - in other private transactions so long as such private transactions do not result in any single person or group owning 5% or more of the total outstanding voting stock of New VERITAS;

     - in response to a tender offer not opposed by the New VERITAS board;

     - in a merger or consolidation approved by the New VERITAS board in which New VERITAS is acquired; or

     - in a plan of liquidation that is authorized by the New VERITAS board.

    Voting provisions

     So long as Seagate Technology and Seagate Software own at least 5.0% of the outstanding common stock of New VERITAS, they shall vote all shares of New VERITAS common stock owned by them in the same proportion as the votes cast by all other holders of New VERITAS' common stock. Seagate Software and Seagate Technology may, however, vote their shares in their sole discretion in the following specific matters:

     - a proposal involving a change in the right to vote and participate pro rata with other common stockholders in any distribution to the holders of New VERITAS common stock; and

     - a recapitalization in which New VERITAS common stock is converted or exchanged for a security having substantially different rights to vote and participate pro rata in any distribution to the holders of New VERITAS than New VERITAS common stock.

     These voting provisions do no apply to any proposals for any recapitalization or reorganization accomplished in connection with any merger, acquisition, consolidation or reorganization, any transaction of a type contemplated by Section 351 of the Internal Revenue Code or any other similar transaction where (a) New VERITAS is acquired by a third party, (b) there has been a "change of control" so that the stockholders of New VERITAS prior to a transaction own, in the aggregate, less than a majority of the outstanding stock of New VERITAS or the acquiring entity after the transaction, (c) New VERITAS acquires another entity, or (d) New VERITAS acquires all or substantially all of the assets of another entity.

     They also may not exercise dissenter's or appraisal rights for any event described in clauses (a) through (d) of the preceding paragraph that has been approved by the New VERITAS board of directors.

                                                                         SEAGATE
SOFTWARE
VERITAS

    Standstill provisions

     Until the fifth anniversary of the NSMG combination, Seagate Technology or Seagate Software will not, without New VERITAS' prior written consent:

     - acquire, or enter into discussions, negotiations, arrangements or understandings with any third party to acquire beneficial ownership of any New VERITAS voting securities if Seagate Technology or Seagate Software would then beneficially own and/or have the right to acquire more than the percentage of New VERITAS common stock held by it immediately after the closing of the NSMG combination, which we refer to as the standstill percentage;

     - make, or in any way participate in, any solicitation of proxies with respect to the voting of any voting securities of New VERITAS; or

     - seek, either alone or in concert with others, to control the New VERITAS board or the policies of New VERITAS.

     The limitations described above shall be suspended upon the earlier to occur of:

     - the date that a third party not affiliated with Seagate Technology or Seagate Software commences a tender or exchange offer, that is not withdrawn or terminated, and that would result in a person or group beneficially owning in the aggregate more than 50.0% of the total voting power of New VERITAS. If any tender or exchange offer is withdrawn or terminated, the standstill limitation will be reinstated;

     - the public announcement by New VERITAS that it has entered into any agreement with respect to a merger, consolidation, reorganization or similar transaction involving New VERITAS in which all the stockholders of New VERITAS collectively will own less than 50.0% of the outstanding voting stock of the surviving or acquiring entity immediately after the transaction. The standstill limitation will be reinstated if the transaction is terminated prior to being completed; or

     - the sale or disposition of substantially all of New VERITAS' assets.

     If Seagate Software or Seagate Technology acquires shares that cause it to own a percentage of New VERITAS's outstanding stock that is greater than the standstill percentage, it will not be obliged to dispose of any New VERITAS voting stock to the extent the increased shares were acquired:

     - as a result of a recapitalization of New VERITAS or a repurchase or exchange of securities by New VERITAS or any other action taken by New VERITAS or its affiliates;

     - as the result of any acquisition of New VERITAS voting stock made during the period when the "standstill" obligations are suspended as described above;

     - by way of stock dividend or other distribution or rights or offerings made available to holders of shares of New VERITAS voting stock generally;

     - with the consent of a majority of the members of New VERITAS' board of directors that have not been designated by Seagate Technology or Seagate Software; or

     - as part of a transaction on behalf of certain retirement plans for the benefit of Seagate Technology or Seagate Software employees.

                                                                         SEAGATE
SOFTWARE
VERITAS

    Right of first refusal

     Seagate Software will have the right to maintain its percentage ownership in the event that New VERITAS sells securities to a third party as part of a strategic business relationship with that party.

REGISTRATION RIGHTS AGREEMENT

    Demand registration rights

     Seagate Software will have "demand" rights to cause New VERITAS to register for public resale the shares of New VERITAS common stock received by it in the NSMG combination. Seagate Software may make a demand once in any nine month period and that demand must relate to a sale of shares having an aggregate sales price of at least $2.5 million.

    Piggyback registration rights

     In addition, Seagate Software will have certain "piggyback" registration rights if New VERITAS determines to register any of its securities for its own account under the Securities Act. These "piggyback" rights do not apply to registrations in connection with:

     - the issuance of debt securities by New VERITAS;

     - New VERITAS' employee benefit plans;

     - registrations relating to any acquisitions by New VERITAS;

     - transactions covered by Rule 145 under the Securities Act; or

     - registrations on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of Seagate Software's New VERITAS securities.

     Seagate Software may require New VERITAS to include all or a portion of its shares in the registration. However, the managing underwriter, if any, may limit the number of shares to be included by Seagate Software in the registration to an extent.

    When the registration rights expire

     The registration rights of Seagate Software will expire at the time that all shares of New VERITAS received by Seagate Software in the NSMG combination may be resold in a three month period under Rule 144.

    Cost of registration

     Seagate Software will bear all expenses incurred in connection with these registrations.

CROSS-LICENSE AND ORIGINAL EQUIPMENT MANUFACTURER AGREEMENT

    Licenses granted

     VERITAS, New VERITAS and Seagate Software Information Management Group, Inc., or Information Management Group, have entered into a three-year cross-license and original equipment manufacture agreement, or the cross-license agreement, that will be

                                                                         SEAGATE
SOFTWARE
VERITAS


effective at the closing of the NSMG combination. This agreement, as amended, provides for the licensing of:


     - certain Network & Storage Management Group products and VERITAS products to the Information Management Group; and

     - certain Information Management Group products to VERITAS.

     New VERITAS will not share in any other revenues generated by the Information Management Group upon the Information Management Group's sale of the licensed products.

     Under the cross-license agreement, VERITAS will grant to the Information Management Group a non-exclusive, royalty-free license to reproduce and distribute certain Network & Storage Management Group products in object code form, as follows:

     the Information Management Group may reproduce and distribute:

     - Ashwin, solely in connection with Information Management Group products;

     - a limited version of Manage Exec, solely as bundled with or to the installed base of users of Crystal Info; and

     - a limited version of Client Exec, solely as incorporated into Crystal
       Info.

     VERITAS will also grant to the Information Management Group non-exclusive, royalty-free rights in the source code of Network & Storage Management Group products as follows:

     the Information Management Group may:

     - modify Ashwin;


     - modify Manage Exec solely to make enhancements, provide support or correct errors;



     - modify Client Exec solely to make enhancements, provide support or correct errors; and


     - distribute the modified versions in connection with the object code license above.


     Under the cross-license agreement, the Information Management Group will grant to VERITAS a non-exclusive, royalty-free license to reproduce and distribute a restricted version of Crystal Reports, solely in connection with products transferred to VERITAS in connection with the NSMG combination. IMG will also grant to VERITAS a non-exclusive, non-transferable, perpetual, royalty free license to reproduce and use Crystal Reports and Crystal Info for VERITAS' internal use.


     Finally, VERITAS will also grant to the Information Management Group certain rights regarding all current and future VERITAS products during the term of the cross-license agreement, including those acquired by VERITAS from the Network & Storage Management Group. These products are divided into three categories: base software products, original equipment manufacturer software products and application software products. The base software products include Volume Manager Lite and File System Lite. The original equipment manufacturer software products include Volume Manager Full, File System Full, Clustered Volume Manager and Clustered File System. The application software products include NetBackup, HSM, Clustered Server, Storage Replicator, Storage Manager, Storage Optimizer and Editions. The Information Management Group will pay

                                                                         SEAGATE
SOFTWARE
VERITAS

VERITAS royalties for these products at rates equal to the rates VERITAS charges similarly situated customers for similar volumes.

     VERITAS will grant to the Information Management Group rights to modify the base software products, the original equipment manufacturer software products and the application software products, only to achieve and ensure compatibility of those products with the Information Management Group products, and for maintenance and support purposes. The Information Management Group may reproduce and distribute the base software products in object code form, solely in connection with bona fide the Information Management Group products that add value to the base software products. The Information Management Group may reproduce and distribute the original equipment manufacturer software products in object code form. The Information Management Group may reproduce and distribute the application software products in object code form. The Information Management Group will market and distribute the application software products under VERITAS trademarks. The Information Management Group may market the base software products and original equipment manufacturer software products under the Information Management Group trademarks, VERITAS trademarks, or third-party trademarks. The Information Management Group will pay VERITAS certain royalties for these products as set forth in the cross-license agreement.

     Technical support

     The Information Management Group and VERITAS have also agreed to provide to the other end-user technical and help-desk support for certain products.

     Development work to be performed by New VERITAS

     If the Information Management Group wishes to develop new products or technologies, or additional features to existing VERITAS products, or to ensure integration between the Information Management Group products and VERITAS products, the Information Management Group may request that VERITAS perform this development. If VERITAS agrees to do so, then the parties will agree upon a statement of work, and proceed with the development according to that statement of work. The Information Management Group will pay VERITAS development fees with respect to the development services described above at an initial annual rate of $180,000 per person year, which under certain conditions may be refundable to the Information Management Group. Therefore, New VERITAS will initially account for development fees received under this agreement as a liability. The Information Management Group may recover these fees by deducting 15% of royalties otherwise payable to VERITAS from the Information Management Group's sale of products resulting from the development.

     Ownership of licensed products

     VERITAS will retain its ownership of the licensed products and related documentation supplied by VERITAS to the Information Management Group, except for new developments, which will jointly and equally be owned by VERITAS and the Information Management Group. Further, VERITAS and the Information Management Group will jointly and equally own all modifications to licensed software prepared by or for the Information Management Group.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Discontinuing of licensed products by VERITAS

     VERITAS will have the right to discontinue any licensed product or related documentation upon 30 days prior written notice to the Information Management Group. However, this does not prohibit the Information Management Group from exercising its reproduction and distribution licenses, so long as it does not distribute the discontinued products under VERITAS trademarks.

     Indemnification

     VERITAS will indemnify and defend the Information Management Group and certain related parties against any claim that any licensed base software product, original equipment manufacturer software product or application software product infringes any patent, copyright, trade secret, or other intellectual property right.

     No assignment by the Information Management Group

     The Information Management Group has agreed that it will not assign its rights under the cross-license agreement to any of VERITAS' direct competitors as identified in an exhibit to the cross-license agreement and as updated by VERITAS annually. The Information Management Group has also agreed that as long as it is an affiliate of Seagate Technology it will be subject to the noncompetition restrictions set forth in the development agreement to which Seagate Technology is subject.

DEVELOPMENT AND LICENSE AGREEMENT

     License granted

     VERITAS, New VERITAS and Seagate Technology have entered into a 10-year development and license agreement, effective at the effective time of the NSMG combination, which provides for the licensing to Seagate Technology of all current and future products of VERITAS including, without limitation, those acquired from the Network & Storage Management Group. Specifically, VERITAS will grant Seagate Technology a non-exclusive, except with respect to some other companies, license to:

     - modify the base software products and the original equipment manufacturer software products, without restriction;

     - modify the application software products only for maintenance and support purposes;

     - modify the application software products only for maintenance and support purposes;

     - distribute the base software products in object code form, solely as bundled with Seagate Technology products that add value to the base software products;

     - reproduce and distribute the original equipment manufacturer software products in object code form; and

     - reproduce and distribute the application software products in object code form.

     Under this agreement VERITAS agreed to license specified categories of its products to Seagate Technology at the lowest price it provides those products to third parties other than strategic partners, or to license other products to Seagate at mutually agreeable prices, but no greater than the lowest prices charged similarly situated third parties for similar volumes.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Development work to be performed

     If Seagate Technology wishes to develop new products or technologies, or additional features to existing VERITAS products, or to ensure integration between Seagate Technology products and VERITAS products, it may request that VERITAS perform development work. If VERITAS agrees to do so, then the parties will agree upon a statement of work, and proceed with the development according to that statement of work. Seagate Technology will pay VERITAS development fees with respect to the development services described above at an initial annual rate of $180,000 per person year which under certain conditions may be refundable to Seagate Technology. Therefore, New VERITAS will initially account for development fees received under this agreement as a liability. Seagate Technology may recover these fees by deducting 15% of royalties otherwise payable to VERITAS from Seagate Technology's sale of products resulting from the applicable development.

     Ownership of licensed products

     VERITAS will retain its ownership of the licensed products and related documentation supplied by VERITAS to Seagate, except for new developments, which will jointly and equally be owned by VERITAS and Seagate Technology. Further, Seagate Technology will own all modifications to licensed software prepared by or for Seagate Technology. Seagate Technology will pay VERITAS royalties for the distribution of software products.

     Product compatibility

     VERITAS and Seagate Technology will cooperate following the closing of the NSMG combination to help ensure compatibility of their products, and to help ensure new VERITAS products and technologies are available, in a timely fashion, for use on Seagate Technology products.

     Marketing or cooperation

     VERITAS agreed not to perform product development work for any listed disk drive company or enter with an agreement with a disk drive company authorizing it to distribute listed VERITAS products for six to 12 months after their release. These provisions will remain in effect for at least four years and will be renewed for one year periods automatically if royalties paid by Seagate Technology exceed a specified threshold.


     Limitations on re-entering the Network & Storage Management Group business


     Seagate Technology agreed not to compete with VERITAS, directly or indirectly, in VERITAS' lines of business after the closing of the NSMG combination, including those lines of business in which the Network & Storage Management Group is engaged. The limitations apply only to activities where:

     - Seagate Technology sells a software product without any accompanying hardware or storage components or

     - Seagate Technology conducts such activities as a partner, owner, consultant or investor of more than 5% of the equity of the entity that is competing.

     These limitations on Seagate Technology will terminate upon the earlier of
(1) the expiration of the development agreement or (2) if Seagate Technology provides VERITAS

                                                                         SEAGATE
SOFTWARE
VERITAS

six months after giving notice of its intention to compete and each of the following conditions are satisfied:

     - Seagate Software's designees resign from New VERITAS' board of directors;

     - Seagate Technology remains bound by the restrictions for six months after giving notice; and

     - Seagate Technology and its affiliates hold less than 10% of the New VERITAS' voting power.

     Discontinuing licensed products by VERITAS

     VERITAS will have the right to discontinue any licensed product or related documentation upon 30 days prior written notice to Seagate Technology. However, this does not prohibit Seagate Technology from exercising its reproduction and distribution license, so long as it does not distribute the discontinued products under VERITAS trademarks.

     Indemnification

     VERITAS will indemnify and defend Seagate Technology and certain related parties against any claim that any licensed software product infringes any patent, copyright, trade secret, or other intellectual property right.

EMPLOYMENT AGREEMENTS

     The executive officers of VERITAS and Seagate Software and the employees of the Network & Storage Management Group who will become executive officers or are otherwise considered key employees of New VERITAS will enter into executive employment agreements with New VERITAS. These agreements will provide for employment of one or two years and severance benefits, among other things. To identify those persons who are expected to become executive officers of New VERITAS and enter into executive employment agreements, please refer to "Management of New VERITAS" on page 230.

TRANSITION SERVICES AGREEMENT

     VERITAS, New VERITAS, Seagate Technology and Seagate Software will enter into a two year transition services and facilities use agreement at the closing of the NSMG combination. This agreement will set forth the terms by which New VERITAS and VERITAS will continue to use certain facilities and services of Seagate Technology and Seagate Software after the NSMG combination, including:

     - management information services;

     - telephone;

     - telecommunications;

     - engineering support;

     - administrative support; and

     - facilities.

     The agreement itself will not obligate or authorize the performance of any services. Only separately negotiated and executed statements of work will create legal obligations for services. Each statement of work will relate to specific services and will set forth the duration of and payment for the services.

                                                                         SEAGATE
SOFTWARE

                    THE EMPLOYEE STOCK OPTION EXCHANGE OFFER

TERMS OF THE EMPLOYEE STOCK OPTION EXCHANGE OFFER


     Options to purchase Seagate Software common stock were granted by Seagate Software to employees of the Network & Storage Management Group business under a stock option agreement between the employee and Seagate Software. Upon the terms and subject to the conditions set forth in this section and in the accompanying notice of election, New VERITAS may accept for exchange all Seagate Software options issued to these employees that are properly tendered and not withdrawn on or prior to the expiration date. The expiration date means 5:00 p.m., Pacific time, on June 7, 1999 which is five business days after the proposed closing date of the NSMG combination unless you are an employee in the United Kingdom, in which case the expiration date may be later. If New VERITAS, in its sole discretion, has extended the period of time for which the exchange offer is open, the expiration date is the latest time and date to which the exchange offer is extended.


     As of March 31, 1999, options to purchase 5,208,466 shares of Seagate Software common stock granted to employees of Seagate Software and the contributed companies who worked in the Network & Storage Management Group were outstanding. New VERITAS' obligation to accept Seagate Software options for exchange in the exchange offer is subject to certain conditions set forth below and under "-- Acceptance of Seagate Software options for exchange and delivery of New VERITAS options" on page 103.


     New VERITAS expressly reserves the right, at any time or from time to time, to extend the period of time during which this exchange offer is open either to all offerees as a group or only as to employees in the United Kingdom, and delay acceptance for exchange of any Seagate Software options, by mailing written notice of the extension to the relevant holders as described below. During any extension, all Seagate Software options previously tendered will remain subject to the exchange offer.


     If you elect to exchange Seagate Software options, the election will be deemed to be an election to exchange all of your Seagate Software options.


     New VERITAS will mail written notice of any extension of the expiration date, amendment or written notice of non-acceptance of the exchange, or termination of the exchange offer to the relevant holders of the Seagate Software options as promptly as practicable. The notice will be mailed to the relevant holders of record of the Seagate Software options promptly after the decision to extend.


PROCEDURE FOR EXCHANGING SEAGATE SOFTWARE OPTIONS

     If you tender to New VERITAS your Seagate Software options and New VERITAS accepts them, assuming the other conditions of the employee stock option exchange offer described in this section are met, you will have entered into a binding agreement with New VERITAS upon the terms and subject to the conditions set forth in this section and in the accompanying notice of election in Appendix
F. You must send a properly completed and duly executed notice of election to Seagate Software at the address under "-- Seagate Software is acting as exchange agent" on page 105 on or prior to the expiration date to participate in this exchange offer.

     THE METHOD OF DELIVERY OF NOTICES OF ELECTION AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT

                                                                         SEAGATE
SOFTWARE

REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED IN ALL CASES. SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     NO NOTICES OF ELECTION SHOULD BE SENT TO SEAGATE SOFTWARE.

     All questions as to the validity, form, eligibility, including time of receipt and acceptance of the notice of election will be determined by New VERITAS and Seagate Software in their sole discretion. This determination will be final and binding. New VERITAS reserves the absolute right to reject any notice of election not properly delivered. New VERITAS also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the employee stock option exchange offer either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender Seagate Software option agreements in this exchange offer. The interpretation of the terms and conditions of the exchange offer as to any particular Seagate Software option either before or after the expiration date, including the notice of election and the related instructions, by New VERITAS shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Seagate Software options for exchange must be cured within a reasonable period of time that New VERITAS shall determine. Neither New VERITAS, Seagate Software nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Seagate Software option for exchange, or shall any of them incur any liability for failure to give any notification.

CONSEQUENCES OF FAILURE TO EXCHANGE SEAGATE SOFTWARE OPTIONS


     If you are a Network & Storage Management Group employee and you accept an offer of employment made by New VERITAS, you will automatically become an employee of New VERITAS on the closing date and are entitled to participate in the employee stock option exchange offer subject to the terms and conditions set forth in this section and the notice of election. If you are a Network & Storage Management Group employee and your notice of election is not post-marked by the expiration date of your exchange offer or if you do not submit a notice of election, your Seagate Software options will terminate according to the terms of the Seagate Software 1996 stock plan. This means that:


     - the unvested portion of your Seagate Software options will terminate as of the closing date of the NSMG combination;

     - you will have 30 days from the completion of the NSMG combination to exercise the vested portion of your Seagate Software options; and

     - any vested options that you do not exercise will be cancelled on the 31st day after the closing of the NSMG combination.

     These consequences will occur because you will no longer be an employee of Seagate Software and will not be eligible to participate in its plans.

WHAT SEAGATE SOFTWARE OPTION HOLDERS WILL RECEIVE IN THIS EXCHANGE OFFER

     For each Seagate Software option accepted for exchange, the Seagate Software option will be canceled and you will receive a New VERITAS stock option covering a number of shares of New VERITAS common stock equal to the NSMG exchange ratio, as defined below, times the number of shares of Seagate Software subject to the options rounded down to the nearest whole number of shares. The exercise price per share will equal the

                                                                         SEAGATE
SOFTWARE

exercise price per share of the Seagate Software option divided by the NSMG exchange ratio, rounded up to the nearest cent.

     The NSMG exchange ratio equals the quotient obtained by dividing (A) the Seagate Software Per Share Value by (B) the VERITAS Closing Price.

     The Seagate Software Per Share Value is calculated by:

     - first, multiplying (x) the number of shares of New VERITAS common stock which are to be issued to Seagate Software and to option holders who exchange their Seagate Software options for New VERITAS options by (y) the VERITAS Closing Price;

     - second, adding that product to the value of the business of Seagate Software which does not constitute the Network & Storage Management Group business of Seagate Software. This value is based upon a preliminary valuation which will be determined by the Seagate Software board of directors upon advice of Morgan Stanley;

     - third, adding the proceeds to be received by Seagate Software upon the assumed exercise of all outstanding stock options; and

     - fourth, dividing that sum by the total number of outstanding shares of common stock of Seagate Software, including shares subject to all outstanding stock options, warrants and other convertible securities immediately prior to the effective time of the NSMG combination.

     The VERITAS Closing Price is the average closing price of one share of New VERITAS common stock on the Nasdaq National Market over the five trading-day period ending six business days prior to the effective time of the NSMG combination.

                         FOR ILLUSTRATIVE PURPOSES ONLY

     Following is a table which illustrates how the exchange ratio would be calculated for a Seagate Software option with an exercise price of $5.00 per share if, at the effective time of the NSMG combination, the VERITAS Closing Price is $75.00:

Multiply the aggregate number of shares of New VERITAS to be issued to Seagate Software and its employees who exchange
  their Seagate Software options for New VERITAS options....             38,000,000 shares
times the VERITAS Closing Price.............................   X          $75.00 per share
                                                               =            $2,850,000,000
add Seagate Software's preliminary estimate of the value of
  the Information Management Group business.................   +              $325,000,000
add the proceeds from the assumed exercise of all
  outstanding options.......................................   +              $103,000,000
                                                               =            $3,278,000,000
divide that sum by total Seagate Software fully diluted
  shares outstanding........................................   /         67,000,000 shares
Seagate Software Per Share Value............................   =                 $48.92537
                                                                   =======================
divide the Seagate Software Per Share Value by the VERITAS
  Closing Price.............................................            $48.92537 / $75.00
exchange ratio..............................................   =                   0.65234
An option to purchase 1,000 shares of Seagate Software
  common stock at an exercise price of $5.00 per share would
  be exchanged for a New VERITAS option to purchase.........                    652 shares
at an exercise price per share of...........................                         $7.67
                                                                   =======================

                                                                         SEAGATE
SOFTWARE

     Because the trading price of VERITAS common stock and the number of outstanding fully-diluted shares of common stock of Seagate Software can change prior to the expiration date or the effective time of the NSMG combination, we strongly encourage you to obtain a current exchange ratio. You can obtain the current NSMG exchange ratio by calling 877-707-5656 worldwide. If you are outside North America, you must dial the AT&T Direct Access Code for the country from which you are placing your call before dialing 877-707-5656. You may obtain your AT&T Direct Access Code from your local operator. The exchange ratio could also change if VERITAS issues additional securities in excess of the currently outstanding fully diluted outstanding stock. Except for the acquisition of TeleBackup, VERITAS has no current plans to issue additional shares.

     The following table illustrates how the exchange ratio would be affected by the trading price of the VERITAS common stock and the number of outstanding shares of Seagate Software common stock, including stock options and other convertible securities.
                         FOR ILLUSTRATIVE PURPOSES ONLY

                              VERITAS STOCK PRICE

                             $55.00     $60.00     $65.00     $70.00     $75.00     $80.00     $85.00     $90.00     $95.00
                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                   66.6
      TOTAL       million    0.68741    0.67768    0.66944    0.66238    0.65626    0.65090    0.64618    0.64198    0.63822
                 ------------------------------------------------------------------------------------------------------------
                   66.7
     FULLY-       million    0.68638    0.67666    0.66844    0.66138    0.65527    0.64993    0.64521    0.64101    0.63726
                 ------------------------------------------------------------------------------------------------------------
                   66.8
     DILUTED      million    0.68536    0.67565    0.66743    0.66039    0.65429    0.64895    0.64424    0.64005    0.63631
                 ------------------------------------------------------------------------------------------------------------
                   66.9
     SEAGATE      million    0.68433    0.67464    0.66644    0.65941    0.65331    0.64798    0.64328    0.63910    0.63536
                 ------------------------------------------------------------------------------------------------------------
                   67.0
    SOFTWARE      million    0.68331    0.67363    0.66544    0.65842    0.65234    0.64701    0.64232    0.63814    0.63441
                 ------------------------------------------------------------------------------------------------------------
                   67.1
     SHARES       million    0.68229    0.67263    0.66445    0.65744    0.65137    0.64605    0.64136    0.63719    0.63346
                 ------------------------------------------------------------------------------------------------------------
                   67.2
   OUTSTANDING    million    0.68128    0.67163    0.66346    0.65646    0.65040    0.64509    0.64041    0.63624    0.63252
                 ------------------------------------------------------------------------------------------------------------

RESALES OF OPTION SHARES

     The exchanged options as well as the shares of New VERITAS common stock issuable upon exercise of the exchanged options will continue to be subject to restrictions on transfers. In general, the options are not transferable and the shares of New VERITAS common stock issuable upon their exercise may not be offered or sold unless registered under the Securities Act. New VERITAS anticipates that it will register under the Securities Act the New VERITAS common stock issuable under the exchanged options shortly after the employee stock option exchange offer is completed.

NO GUARANTEE OF EMPLOYMENT

     A condition to you receiving a New VERITAS option in this exchange offer is that you become employed by New VERITAS or its subsidiaries. The tender of a Seagate Software option is not a guarantee that you will be employed or will continue to be employed by New VERITAS or any of its subsidiaries. Any employment relationship that is created in the future will be governed by the terms of an employment "offer letter" and will only be on an "at will" basis.

ACCEPTANCE OF SEAGATE SOFTWARE OPTIONS FOR EXCHANGE AND DELIVERY OF NEW VERITAS OPTIONS

     New VERITAS will accept, promptly after the expiration date, all Seagate Software options properly tendered under the notice of election and will exchange with Seagate Software options for New VERITAS options promptly after:

                                                                         SEAGATE
SOFTWARE

     - you deliver a properly completed and duly executed notice of election;

     - the closing of the NSMG combination; and

     - the commencement of your employment with New VERITAS or one of its subsidiaries.

     If any tendered Seagate Software options are not accepted, agreements representing the unaccepted or non-exchanged Seagate Software options will be returned without expense as promptly as practicable after the expiration or termination of the exchange offer.

OPTION TERMS


     The term, exercisability, status as an incentive stock option if applicable, and all other terms of the New VERITAS option shall be the same as that of the exchanged Seagate Software option. The vesting schedule will be changed to provide for monthly vesting over a 48-month period retroactive to the date of the Seagate Software option grant. In addition, you will be credited for continuous service as an employee or consultant with Seagate Software or Seagate Technology or any of their direct or indirect subsidiaries for purposes of determining the number of shares of New VERITAS common stock vested under the New VERITAS option.


CANCELLATION OF SEAGATE SOFTWARE OPTIONS

     Upon the acceptance by New VERITAS of your Seagate Software options, the Seagate Software options will be cancelled and may no longer be exercised.

WITHDRAWAL RIGHTS


     Tenders of Seagate Software options may be withdrawn at any time prior to 5:00 p.m., June 7, 1999, Pacific time, which is five business days after to the proposed closing date of the NSMG combination.


     For a withdrawal to be effective, we must receive a written or facsimile notice of withdrawal at the address set forth below under "-- Seagate Software is acting as exchange agent." Any notice of withdrawal must contain your name and identify the Seagate Software options to be withdrawn. It must also include the number of shares of Seagate Software common stock subject to such Seagate Software options. Properly withdrawn Seagate Software options may be retendered by following the procedures described under "-- Procedure for exchanging Seagate Software options" on page 100 at any time on or prior to the expiration date.

RETURN OF OPTIONS

     Any Seagate Software options that have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

                                                                         SEAGATE
SOFTWARE

SEAGATE SOFTWARE IS ACTING AS EXCHANGE AGENT

     Seagate Software is acting as the exchange agent for the exchange offer. All executed notices of election should be sent via mail, post-marked prior to the expiration date to Seagate Software at the address set forth below or sent via facsimile to the number set forth below. We recommend that you use registered mail, return receipt requested. Questions and requests for assistance, requests for additional copies of this document or of the notice of election should be directed to Seagate Software, addressed as follows:

    By mail or by hand:

    Seagate Software, Inc.
    915 Disc Drive
    Scotts Valley, CA 95066
    Attn: Roberta Cohen

     Via facsimile:

    Facsimile: (831) 439-9438
    Telephone: (831) 439-2860

     DELIVERY OF THE NOTICE OF ELECTION TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE NOTICE OF ELECTION.

FEES AND EXPENSES

     New VERITAS will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

TRANSFER TAXES

     You will not be obligated to pay any transfer tax in the exchange.

DISSENTERS' RIGHTS

     You will not have dissenters' rights or appraisal rights in connection with the employee stock option exchange offer.

TAX CONSEQUENCES TO HOLDERS OF SEAGATE SOFTWARE OPTIONS

     Holders of Seagate Software options who receive New VERITAS options solely in replacement of Seagate Software options in the employee stock option exchange offer will not recognize gain or loss as a result of the exchange. New VERITAS options will continue to be subject to the same tax treatment as the Seagate Software options that were exchanged, whether incentive stock options or non-qualified stock options.

TELEBACKUP

                           THE TELEBACKUP COMBINATION

BACKGROUND OF THE TELEBACKUP COMBINATION

     During the last quarter of 1997 and the first quarter of 1998, VERITAS management and members of the VERITAS board of directors continued the long standing practice of reviewing technologies of strategic importance to its end-to-end storage management solutions for possible acquisition or partnership. Protecting data for remote and mobile users was identified as an area of strategic importance upon which VERITAS should focus. During the three month period commencing February 1998, VERITAS conducted a comprehensive survey and review of the leading providers of remote or mobile user data protection solutions. TeleBackup and two other companies were identified as the leading providers of such technology at that time.

     On December 12, 1997, Dr. Byron Osing, the Chief Executive Officer of TeleBackup and Bruce Meyer, the Executive Vice President, Sales and Marketing of TeleBackup, met with Peter Levine, Senior Vice President, OEM Sales, of VERITAS, at VERITAS' principal executive offices in Mountain View, California to discuss a possible original equipment manufacturer relationship as well as the market potential of their joint technologies and the fit of TeleBackup technology with the VERITAS product line and distribution network.

     On February 13, 1998, Michael Miracle, the Senior Director of Business Development of VERITAS, telephoned Dr. Osing to follow up on the matters discussed at the December 1997 meeting. The parties agreed to pursue more in-depth discussions.

     On February 18, 1998, Mr. Miracle had a telephone conference with Dr. Osing, Thomas Glassford, the Chief Operating Officer of TeleBackup, and Mr. Meyer to discuss a corporate and product overview of the two companies. The parties explored the organizational fit of VERITAS and TeleBackup in terms of market and product synergies and a product/marketing/research relationship was discussed.

     On February 22, 1998, a telephone conference regarding an original equipment manufacturer relationship between the companies was held between Mr. Meyer, Mr. Levine and Mr. Miracle.

     On February 23, 1998, TeleBackup retained Michael Mahoney of the OpMan Group as its financial advisor to assist with negotiations with potential strategic partners.

     On March 12, 1998, Mr. Miracle met with Dr. Osing, Mr. Glassford and Mr. Meyer at the principal offices of TeleBackup in Calgary, Canada. A non-disclosure agreement was signed between the two companies at that meeting. A review was conducted of TeleBackup's product and business plans. Mr. Miracle was then given a tour of TeleBackup's facilities and viewed some product demonstrations and performed an in-depth examination of TeleBackup's technology features, future development plans, marketing and sales activities and organizational details.

     On March 23, 1998, VERITAS' management reviewed a survey of the remote backup industry and strategies for such business. Management decided to proceed with further technical reviews of TeleBackup's products and to continue discussions with TeleBackup concerning a possible strategic relationship.

     On March 24, 1998, an additional meeting to explore a possible strategic relationship was held between Mark Leslie, President and Chief Executive Officer of VERITAS, Mr. Levine and Mr. Miracle of VERITAS, with Dr. Osing and Mr. Glassford of

TELEBACKUP

TeleBackup, at the principal executive offices of VERITAS in Mountain View, California. The parties reached an initial conclusion that TeleBackup would be a good fit with VERITAS from the perspective of a strategic business partnership.

     During the last week of March, 1998, the TeleBackup board of directors discussed the possibility of a strategic relationship with VERITAS and its implications on TeleBackup.

     On April 1, 1998, Mr. Miracle, Fred van den Bosch, Executive Vice President, Engineering, of VERITAS, Doug Pansch and Rick Huebsch of VERITAS, conducted an in-depth review of TeleBackup's technology, product plans, support operations and technical staff at TeleBackup's offices in Calgary. Significant discussions were held regarding product integration.

     On April 2, 1998, Mr. Miracle and Mr. Levine met with Cal Manz, a director of TeleBackup, Dr. Osing and Mr. Mahoney in Calgary for an in-depth review of TeleBackup's corporate financial history, partnerships, current business plans and potential synergies with VERITAS. Kenneth Lonchar, the Vice President of Finance and Chief Financial Officer of VERITAS joined the meeting by conference call to discuss potential transaction terms.

     During the week of April 6, 1998, Mr. Leslie had various telephone discussions with Dr. Osing and Mr. Mahoney to discuss potential transaction terms.

     On April 21, 1998, an internal due diligence organizational meeting was held at VERITAS in Mountain View, California.

     On April 28, 1998, Jay Jones, Vice President, General Counsel and Secretary of VERITAS, Mr. Levine, Steven Brooks, a director of VERITAS, and Cecily Joseph, Corporate Counsel of VERITAS, met with the TeleBackup principals and TeleBackup's counsel in Calgary to perform due diligence.

     Various due diligence and negotiation meetings were conducted by TeleBackup representatives with representatives from the VERITAS legal, engineering and sales departments during the latter part of April and the month of May.

     On May 7, 1998, Dr. Osing and Mr. Glassford met with Mr. Leslie at VERITAS' office in Mountain View, California to perform a due diligence review with respect to VERITAS.

     Various meetings between Mr. Leslie, Mr. Levine, Mr. Jones, Dr. Osing, Mr. Meyer and Mr. Lynn Thurlow, the Chief Financial Officer of TeleBackup, were conducted to conclude the negotiation of the terms of a distribution agreement with TeleBackup with respect to the TSInfoPro software product of TeleBackup.

     On June 16, 1998, VERITAS and TeleBackup entered into a source distribution license agreement effective as of June 1, 1998 with respect to the license and distribution of the TSInfoPro software product by VERITAS.

     On June 18, 1998, representatives of VERITAS met with representatives of TeleBackup in Calgary to plan VERITAS' product marketing, support and manufacturing plan for distribution of the TSInfoPro product as a VERITAS product.

     On June 23, 1998, the distribution agreement was publicly announced.

     On July 9, 1998, TeleBackup management met with various VERITAS regional sales managers to discuss TSInfoPro product marketing and field sales opportunities at

TELEBACKUP

TeleBackup's offices. Potential sales plans for TeleBackup's products were also discussed in some detail.

     On August 24, 1998, Mr. Leslie contacted Dr. Osing to discuss the possibility of proceeding with an acquisition of TeleBackup.

     During the remainder of August 1998, VERITAS continued to conduct legal and financial due diligence and representatives of both companies negotiated the principal terms of the TeleBackup combination agreement and related agreements.

     On August 31, 1998, the VERITAS board of directors met to discuss the TeleBackup combination and authorized the officers of VERITAS to execute a definitive agreement with TeleBackup with respect to the TeleBackup combination.

     On September 1, 1998, the TeleBackup board of directors met to discuss the proposed combination and receive a report from their financial advisors, the OpMan Group, as to the fairness of the transaction. See "-- Opinion of financial advisor" on page 110. At the meeting, the board also authorized the officers of TeleBackup to execute a definitive agreement with VERITAS with respect to the TeleBackup combination.

     On September 1, 1998, the TeleBackup combination agreement was executed by VERITAS and TeleBackup, and the combination was publicly announced.


     On April 12, 1999, an amended and restated TeleBackup combination agreement was executed by VERITAS, New VERITAS and TeleBackup.


REASONS FOR THE TELEBACKUP COMBINATION

    VERITAS' reasons for the TeleBackup combination

     The VERITAS board of directors has approved the TeleBackup combination agreement and identified several potential benefits of the TeleBackup combination that it believes will contribute to the success of New VERITAS. These potential benefits include the opportunity to broaden the VERITAS product line by the addition of technology that provides automatic backup and restore functionality for remote and mobile PC users, and to leverage VERITAS' extensive customer base and channels of distribution in connection with marketing and selling TeleBackup's products.

    TeleBackup's reasons for the TeleBackup combination

     The TeleBackup board of directors has approved the TeleBackup combination. It based its approval on its determination that the TeleBackup exchange ratio is fair to TeleBackup and to TeleBackup shareholders and upon a number of other factors, including the following:

     - VERITAS has established significant distribution channels for its products through its direct sales organization, original equipment manufacturers and resellers, while TeleBackup's primary focus to date has been on research and development operations. The TeleBackup combination will allow TeleBackup to leverage these sales channels without significant future investment by TeleBackup;

     - the combination will result in synergies arising from complementary product lines and resource allocation with respect to development, testing and support;

     - TeleBackup will have the opportunity to benefit from VERITAS' large support services organization, allowing TeleBackup to concentrate on other operational areas;

VERITAS

     - the combined companies should be able to compete more effectively in the data storage communications market and to provide more comprehensive solutions to enterprise customers;

     - VERITAS has a highly experienced management team with an established record of continued growth and managing the successful integration of acquired companies;

     - the combination of TeleBackup with VERITAS will result in a combined company with greater financial, technological and human resources to develop new generations of products;

     - the value of the shares of VERITAS common stock that the TeleBackup shareholders will receive in the TeleBackup combination represents a premium of approximately 65% over the average of the closing market prices of TeleBackup common shares for the thirty trading days prior to the execution of the TeleBackup combination agreement; and

     - the shares of VERITAS common stock will have a significantly larger market float and greater liquidity than the TeleBackup common shares currently have.

     The TeleBackup board of directors also considered the following information in concluding that the TeleBackup combination and the TeleBackup exchange ratio are fair to TeleBackup and its shareholders:

     - its knowledge of the business, operations, property, assets, financial condition, operating results and prospects of TeleBackup and VERITAS;

     - current industry, economic and market conditions and trends and its informed expectations of the future of the industry in which TeleBackup operates;

     - the terms of the TeleBackup combination agreement;

     - the structure and accounting and tax treatment of the TeleBackup combination;

     - the respective corporate cultures and strategies of TeleBackup and VERITAS; and

     - TeleBackup's alternatives for growth.

     While significant deliberations of the TeleBackup board of directors concerning the TeleBackup combination were conducted without knowledge of and prior to the announcement of the NSMG combination, the TeleBackup board of directors has also considered the TeleBackup combination with a view to the combined business assuming the NSMG combination is completed. The TeleBackup board of directors has determined that all the reasons to support the TeleBackup combination continue to be valid and that the TeleBackup combination and related transactions continue to be fair and in the best interests of TeleBackup and its shareholders.

     In considering the proposed TeleBackup combination, the TeleBackup board of directors recognized that there were risks associated with the TeleBackup combination, including the risk that the potential benefits described above may not be realized or that there may be higher than expected costs associated with realizing these benefits and the risks described in this document under "Risk Factors" on page 22.

     In view of the variety of factors considered in connection with its evaluation of the TeleBackup combination, the TeleBackup board of directors did not find it practicable to and did not quantify or otherwise assign relative strengths to the specific factors considered in reaching its determination.

VERITAS

     The TeleBackup board unanimously recommends that the shareholders vote "For" the TeleBackup combination and the approval and adoption of the plan of arrangement for the reasons set forth above.

OPINION OF FINANCIAL ADVISOR

     In its role as financial advisor to TeleBackup, the OpMan Group was requested to render an opinion to TeleBackup as to the fairness, from a financial point of view, of the TeleBackup exchange ratio. The OpMan Group has represented that it specializes in mergers and acquisitions of information technology organizations, as well as financing, original equipment manufacturing/distribution transaction brokering and operations management consulting. The OpMan Group regularly participates in this capacity in valuing organizations and has been involved in numerous information technology mergers and acquisitions. The opinion from the OpMan Group was obtained by the TeleBackup board of directors but was not required under applicable Canadian securities laws.

     The OpMan Group delivered its written opinion dated August 31, 1998 to the effect that, as of the date of such opinion, based upon and subject to the assumptions, limitations and qualifications set forth in the opinion, the TeleBackup exchange ratio was fair, from a financial point of view, to the shareholders of TeleBackup.

     The opinion was prepared for the TeleBackup board of directors and only addresses the fairness of the TeleBackup exchange ratio from a financial point of view and does not constitute a recommendation to any shareholder of TeleBackup as to how it should vote at the TeleBackup meeting. The OpMan Group did not express, and the opinion does not constitute, an opinion as to the prices at which the TeleBackup exchangeable shares or the New VERITAS common stock will actually trade at any time. The opinion did not address the relative merits of the TeleBackup combination compared to any other business strategies considered by the TeleBackup board of directors, nor did it address the decision of the TeleBackup board of directors to proceed with the TeleBackup combination. The TeleBackup exchange ratio was determined by arm's length negotiations between TeleBackup and VERITAS. No restrictions or limitations were imposed by TeleBackup with respect to the review conducted or the procedures followed by the OpMan Group in rendering the opinion.

     In deriving its opinion, the OpMan Group engaged in the following activities:

     - a review of the financial and business terms of the TeleBackup combination agreement;

     - a review and analysis of financial and operational data of both TeleBackup and VERITAS as well as a review of the audited and unaudited financial statements of TeleBackup and VERITAS for the past several years;

     - discussions with VERITAS and TeleBackup about their respective views of the strategic rationale for the proposed transaction;

     - a comparison of certain aspects of the financial performance of both VERITAS and TeleBackup, as well as their respective stock prices, with other public companies it deemed comparable;

     - an analysis of available information concerning other mergers and acquisitions it believed to be comparable in whole or in part to the proposed transaction;

     - a review of the historical closing prices and trading activity of the TeleBackup common shares and the VERITAS common stock;

VERITAS

     - an analysis of the anticipated effect of the proposed transaction on the future financial performance of the consolidated entity, including the potential for revenue enhancements and cost savings; and

     - participation in negotiations and discussions related to the transaction among TeleBackup and VERITAS and their respective financial and legal advisors.

     In rendering its opinion, the OpMan Group relied upon and assumed the accuracy and completeness of all financial and operational information that was available from public sources, as well as financial and operational information provided to it by TeleBackup. In particular the OpMan Group:

     - relied upon the financial projections and the operating synergies, if any, provided by TeleBackup management as a result of the TeleBackup combination; and

     - assumed that the publicly available consensus estimates published by financial research analysts were reasonable in all material respects of VERITAS' prospects.

     The OpMan Group did not conduct nor obtain an independent appraisal or valuation of any of VERITAS' assets.

     The following is a summary of certain financial analysis performed by the OpMan Group in connection with its opinion. This summary does not constitute a complete description of the financial analysis.

  Peer Group Comparisons. To provide comparative market information, the OpMan Group compared selected historical and projected earnings and operating results to current market values, resulting in a range of valuation multiples for TeleBackup. The OpMan Group compared the consideration offered by VERITAS for TeleBackup to the multiples calculated using the peer group. The peer group was selected by the OpMan Group based upon qualitative factors that the OpMan Group deemed relevant. The peer group included Legato Systems, Concord Communications, International Network Services and EMC Software.

                          PEER GROUP MULTIPLE ANALYSIS
                   ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                           CLOSE
                                        SHARE PRICE     FY     1998E     1999E      1998       1999
     PEER GROUP           TICKER          8/31/98      END      EPS       EPS     MULTIPLE   MULTIPLE
     ----------           ------        -----------    ----    ------    ------   --------   --------
Legato Systems,
  Inc................  LGTO               $35.125      Dec     $ 0.65    $ 0.99      54.0       35.5
Concord
  Communications.....  OCRD               $26.750      Dec     $ 0.37    $ 0.64      72.3       41.8
INS..................  INSS               $33.000      Jun     $ 0.47    $ 0.71      70.2       46.5
BMC Software.........  EMCS               $49.750      Mar     $ 1.07    $ 1.42      46.3       35.0
                       Average for peer group                                        60.8       39.7
                       Median for peer group                                         62.1       38.6
                       Use lower of average median                                   60.8       38.6
                       Public market discount                                         30%        30%
                       Multiple used                                                 42.5       27.0

TeleBackup estimated net income (tax effected @ 34%)           $1,114    $3,320    47,386     89,801

                       Average of 1992/1999 multiples - estimated value                      $68,593

  Comparable Acquisitions. The OpMan Group also performed an analysis of selected recently announced or completed mergers and acquisitions of software vendors similar to TeleBackup. These acquisitions were announced or completed between January 1, 1997

VERITAS

and August 31, 1998. In reviewing these transactions, the OpMan Group compared, among other things, the multiple to trailing twelve month revenue and net income (if any) to the total consideration paid. The transactions included:

        -  Platinum Technology acquisition of Advanced Software Concepts;

        -  VERITAS acquisition of OpenVision;

        -  Computer Associates acquisition of Cheyenne; and

        -  Seagate Technology acquisition of Palidrome.

  Discounted Cash Flow Analysis. Using a range of market based discount rates, the OpMan Group prepared a discounted cash flow analysis which supported a valuation in the range being contemplated by the board of directors of TeleBackup.

                         TELEBACKUP VALUATION ANALYSIS
                 VALUATION METHODOLOGY -- DISCOUNTED CASH FLOW
                                ($ IN THOUSANDS)

         BASED ON PRE-TAX INCOME                   TELEBACKUP PRE-TAX INCOME
DISCOUNT
  RATE       LOW        MID         HIGH     YEAR      LOW        MID        HIGH
--------     ---        ---         ----     ----      ---        ---        ----
   10%     $77,292    $151,139    $297,165   1998    $   428    $ 1,714    $  3,001
   15%     $61,073    $119,029    $233,854   1999    $ 5,108    $ 5,108    $  5,108
   20%     $48,858    $ 95,082    $186,624   2000    $ 7,583    $15,165    $ 32,926
   25%     $39,768    $ 76,951    $150,357   2001    $15,057    $30,115    $ 64,074
   30%     $32,697    $ 63,031    $123,391   2002    $25,212    $50,423    $ 98,587
   35%     $27,186    $ 52,205    $102,029   2003    $34,038    $68,071    $133,092
   40%     $22,839    $ 43,634    $ 85,217   2004    $42,545    $85,089    $186,366

     The net present value of TeleBackup was calculated only with respect to the years 1998 to 2002. Income beyond the year 2002 was not included. Pre-tax growth assumptions after the year 2002 are 35% in 2003 and 25% in 2004 for all cases.

                                                        TELEBACKUP REVENUE
                                             YEAR      LOW         MID         HIGH
                                             ----      ---         ---         ----
                                             1998    $  2,931    $  4,254    $  5,574
                                             1999    $  7,662    $ 12,769    $ 17,877
                                             2000    $ 31,550    $ 63,100    $137,000
                                             2001    $ 62,650    $125,300    $288,600
                                             2002    $104,900    $209,800    $410,200

BASED ON NET INCOME (ASSUMES 35% TAX RATE)           TELEBACKUP NET INCOME
DISCOUNT
  RATE       LOW        MID         HIGH     YEAR      LOW        MID        HIGH
--------     ---        ---         ----     ----      ---        ---        ----
   10%     $50,240    $ 98,241    $193,157   1998    $   278    $ 1,114    $  1,951
   15%     $39,698    $ 77,369    $152,005   1999    $ 3,320    $ 3,320    $  3,320
   20%     $31,823    $ 61,803    $121,306   2000    $ 4,929    $ 9,857    $ 21,402
   25%     $25,849    $ 50,018    $ 98,057   2001    $ 9,787    $19,575    $ 41,648
   30%     $21,253    $ 40,970    $ 80,204   2002    $16,388    $32,775    $ 64,082
   35%     $17,671    $ 33,933    $ 66,319   2003    $22,124    $44,246    $ 85,510
   40%     $14,345    $ 28,395    $ 55,391   2004    $27,654    $55,308    $108,138

VERITAS

     Pro Forma Analysis: The OpMan Group also performed a pro forma financial impact analysis to determine the impact of the TeleBackup combination on TeleBackup. This pro forma analysis determined:

        - The TeleBackup combination, at the proposed consideration, would not be dilutive to the earnings per share of the combined entity, and in fact, would be accretive. Assuming all other factors were considered equal, this should result in a higher total valuation of the combined entity than if the acquisition did not occur; and

        - The combined company, excluding any synergies and cost savings, would produce higher earnings per share than the two standalone entities could produce.

     At the time of issuing the opinion, the OpMan Group was acting as an original equipment manufacturer/distribution deal broker to TeleBackup. Under a letter agreement between TeleBackup and the OpMan Group, dated February 23, 1998, TeleBackup agreed to pay the OpMan Group a monthly retainer fee of US$4,500, and a "success fee," payable upon consummation of the sale of TeleBackup, the amount of which is dependent upon the amount of consideration received by the TeleBackup shareholders in the transaction. Based on the market value of the number of shares of New VERITAS common stock issuable by New VERITAS in the TeleBackup combination as of March 31, 1999, the OpMan Group will receive a success fee of approximately $4.4 million. TeleBackup and the OpMan Group believe that the fee arrangements reached are customary in transactions of this nature.

STRUCTURE OF THE TELEBACKUP COMBINATION


     To effect the TeleBackup combination, the TeleBackup shareholders are being asked to approve a plan of arrangement providing for an arrangement under the Business Corporations Act (Alberta), which we will call the Alberta Act in this document. If the plan of arrangement becomes effective, TeleBackup will amalgamate with a wholly owned Alberta subsidiary of Exchangeco incorporated solely for the purposes of the arrangement that we will call Amalco in this document. Exchangeco will be a wholly owned Alberta subsidiary of TeleBackup Holdings, Inc., a Delaware subsidiary of VERITAS which will also be incorporated solely for the purposes of the arrangement. The amalgamated entity, which we will call New TeleBackup in this document, will become a subsidiary of New VERITAS. As part of the amalgamation, holders of TeleBackup common shares who have not exercised rights of dissent will receive one Exchangeco class A non-voting share for each TeleBackup share they hold. These Exchangeco class A non-voting shares will be immediately exchanged:


     - in the case of Canadian residents who have properly elected to receive them, for the number of Exchangeco exchangeable shares equal to the TeleBackup exchange ratio multiplied by the number of Exchangeco class A non-voting shares held by the holders. Each Exchangeco exchangeable share will be exchangeable for one share of New VERITAS common stock. This number will be adjusted to reflect stock splits, consolidations and similar changes in the capital of New VERITAS; or

     - in the case of all other TeleBackup shareholders, for the number or shares of New VERITAS common stock equal to the TeleBackup exchange ratio multiplied by the number of Exchangeco class A non-voting shares held by the holders.

VERITAS

     If the NSMG combination is not completed, shares of VERITAS will be issued instead of New VERITAS.

     No fractional shares will be issued in the exchanges of Exchangeco class A non-voting shares described above. Instead a check will be issued to each TeleBackup shareholder for the market value of any fractional shares to which they are entitled.

     In order to afford holders of Exchangeco exchangeable shares voting rights which are analogous to those attached to the shares of New VERITAS common stock, New VERITAS will issue to a trustee one share of New VERITAS special voting stock. The voting stock will be held by the trustee for the benefit of the holders of Exchangeco exchangeable shares and will carry a number of votes equal to the number of shares of New VERITAS common stock into which the Exchangeco exchangeable shares are exchangeable at the relevant time. A holder of Exchangeco exchangeable shares will be able to instruct the trustee as to the voting of the votes attached to the special voting stock that relate to such holder's Exchangeco exchangeable shares.

RESALE OF TELEBACKUP EXCHANGEABLE SHARES AND NEW VERITAS COMMON STOCK

  United States


     The issuance of Exchangeco exchangeable shares or New VERITAS common stock to holders of TeleBackup common shares will not be registered under the Securities Act but will instead be issued in reliance upon the exemption available under Section 3(a)(10) of the Securities Act. Section 3(a)(10) exempts the issuance of securities in exchange for one or more outstanding securities from registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction. The Alberta court rendered the interim order on April 8, 1999 and subject to the approval of the plan of arrangement by the TeleBackup shareholders, a hearing on the fairness of the plan of arrangement will be held on May 27, 1999 by the Alberta court. See "The TeleBackup Combination Agreement -- Conditions to the TeleBackup combination -- Court approval" on page 134.


     The Exchangeco exchangeable shares will be freely transferable without restriction except that Exchangeco exchangeable shares to be received by persons who are deemed to be "affiliates" of TeleBackup prior to the TeleBackup combination, as "affiliates" is defined for purposes of Rule 145, may be resold by them only in transactions permitted by the resale provisions of Rule 145, or Rule 144 in the case of such persons who become affiliates of New VERITAS. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

     TeleBackup and VERITAS have entered into affiliate agreements with each TeleBackup affiliate restricting the sale, pledge or other disposal of Exchangeco exchangeable shares, VERITAS options, the underlying VERITAS common stock acquired, or any securities paid as a dividend on that stock in connection with the restrictions set forth in Rule 145. See "Agreements Related to the TeleBackup Combination -- Agreements with TeleBackup affiliates" on page 142.

     The issuance of New VERITAS common stock from time to time in exchange for the Exchangeco exchangeable shares will be registered on a registration statement under the Securities Act. It is a condition to the closing of the TeleBackup combination agreement that the registration statement has been declared effective by the Securities and

VERITAS

Exchange Commission. New VERITAS will use best efforts to maintain the effectiveness of the registration statement for a period of seven years or for whatever shorter period that the Exchangeco exchangeable shares are outstanding. As a result of the registration, the shares of New VERITAS will use best efforts to maintain the effectiveness of the registration statement for a period of seven years or for whatever shorter period that the Exchangeco exchangeable shares are outstanding. As a result of the registration, the shares of New VERITAS common stock issued from time to time in exchange for the Exchangeco exchangeable shares will be freely transferable under U.S. federal securities laws.

  Canada


     New VERITAS and TeleBackup are applying for rulings or orders of certain provincial securities regulatory authorities in Canada to permit the issuance to TeleBackup shareholders of the Exchangeco class A non-voting shares and subsequently the Exchangeco exchangeable shares and shares of New VERITAS common stock, and to permit resale of the Exchangeco exchangeable shares in these provinces without restriction. These resales may only be made by shareholders who are not "control persons," if no unusual effort is made to prepare the market for any resale, or to create a demand for the securities which are the subject of any resale. Furthermore, no extraordinary commission or consideration can be paid. Applicable Canadian securities legislation provides a rebuttable presumption that a person or company is a "control person" in relation to an issuer where the person or company alone or in combination with others holds more than 20% of the outstanding voting securities of the issuer.



     New VERITAS and TeleBackup are also applying for rulings or orders of certain provincial securities regulatory authorities in Canada to permit the issuance of shares of New VERITAS common stock to holders of Exchangeco exchangeable shares, and to permit the resale of shares of New VERITAS common stock by the holders without the requirement of filing a prospectus with these authorities.


STOCK EXCHANGE LISTINGS

    Exchangeco shares

     On March 26, 1999, the Alberta Stock Exchange accepted notice of the proposed arrangement and conditionally approved the listing and posting for trading of the Exchangeco class A non-voting shares and the Exchangeco exchangeable shares, subject to fulfilling the Alberta Stock Exchange's filing requirements. There is no current intention to list the Exchangeco class A non-voting shares or the Exchangeco exchangeable shares on any other stock exchange in Canada or the United States.

    New VERITAS common stock

     The New VERITAS common stock issuable in the TeleBackup combination from time to time will be traded on the Nasdaq National Market under the symbol "VRTS." It is a condition to the consummation of the TeleBackup combination that the shares of New VERITAS common stock will have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

VERITAS

INCOME TAX CONSIDERATIONS TO TELEBACKUP SHAREHOLDERS

    Canadian federal income tax considerations to TeleBackup shareholders

     The following is TeleBackup's discussion of the principal Canadian federal income tax considerations applicable to TeleBackup shareholders in relation to the TeleBackup combination, who, for purposes of the Income Tax Act (Canada), hold their TeleBackup common shares and will hold their Exchangeco class A non-voting shares, Exchangeco exchangeable shares and shares of New VERITAS common stock as capital property and deal at arm's length with TeleBackup, Exchangeco and New VERITAS. The following discussion is based upon the opinion of Parlee McLaws, Calgary, Alberta, counsel for TeleBackup, and Osler, Hoskin and Harcourt, Calgary, Alberta, counsel for New VERITAS, which is attached to this document as Appendix W. All TeleBackup shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their TeleBackup common shares and will hold their Exchangeco class A non-voting shares, Exchangeco exchangeable shares and shares of New VERITAS common stock as capital property for purposes of the Tax Act.

     This discussion does not apply to a holder with respect to whom New VERITAS is a foreign affiliate within the meaning of the Tax Act. This discussion also does not apply to a holder that is a "financial institution" as defined in the Tax Act for purposes of the mark-to-market rules.

     This discussion is based on the current provisions of the Tax Act, the related regulations, the current provisions of the Canada-United States Income Tax Convention, or the tax treaty between the U.S. and Canada, and counsel's understanding of the current published administrative practices of Revenue Canada. This summary takes into account the amendments to the Tax Act and regulations publicly announced prior to the date of this document and assumes that the proposed amendments will be enacted in their present form. However, no assurances can be given that the proposed amendments will be enacted in the form proposed, or at all.

     Except for the foregoing, this discussion does not take into account or anticipate any changes in law or administrative practice, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this section.

     TeleBackup shareholders should be aware that this discussion does not deal with all income tax considerations that may be relevant to particular shareholders in light of their particular circumstances.

     CANADIAN SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES AND THE CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN. NO ADVANCE INCOME TAX RULING HAS BEEN OBTAINED FROM REVENUE CANADA TO CONFIRM THE TAX CONSEQUENCES OF ANY OF THE TRANSACTIONS DESCRIBED HEREIN.

     For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of shares of New VERITAS common stock, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the time such amounts arise.

VERITAS

    Shareholders resident in Canada

     The following portion of the summary is applicable to TeleBackup shareholders who, for purposes of the Tax Act and any bilateral tax treaty, are resident or deemed to be resident in Canada.

    Amalgamation of Amalco and TeleBackup and receipt of Exchangeco class A non-voting shares

     Upon the amalgamation of Amalco and TeleBackup, holders of TeleBackup common shares will be deemed to have disposed of their TeleBackup common shares for proceeds of disposition equal to their adjusted cost base immediately before the amalgamation and to have acquired the Exchangeco class A non-voting shares for a cost equal to the proceeds of the disposition.

    Exchange of Exchangeco class A non-voting shares for New VERITAS common stock

     On the exchange of Exchangeco class A non-voting shares for shares of New VERITAS common stock holders will, in general, realize a capital gain or a capital loss equal to the amount by which the proceeds of disposition of the Exchangeco class A non-voting shares, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holders of the Exchangeco class A non-voting shares. For these purposes, the proceeds of disposition will generally be the fair market value of the New VERITAS common shares received on the exchange plus any amount received by the holder in lieu of a fractional New VERITAS common share. The taxation of capital gains and capital losses is described below in respect of a redemption or exchange of Exchangeco exchangeable shares.


    Exchange of Exchangeco class A non-voting shares for Exchangeco exchangeable shares


     Provided that, at the closing of the TeleBackup combination, the aggregate adjusted cost base of a holder's Exchangeco class A non-voting shares exceeds the sum of:

     - the amount of any cash received in respect of a fractional Exchangeco exchangeable share; and

     - the fair market value of the voting rights and exchange rights under the voting, support and exchange trust agreement acquired by the holder in connection with the exchange of its Exchangeco class A non-voting shares and net of any reasonable costs of disposition, the holder will not realize a capital gain for purposes of the Tax Act on the exchange.

     To the extent that the sum, net of any reasonable costs of disposition, exceeds the aggregate adjusted cost base of the holder's Exchangeco class A non-voting shares, the holder will realize a capital gain for purposes of the Tax Act. The taxation of capital gains is described below in respect of a redemption or exchange of Exchangeco exchangeable shares.

     On the exchange, an Exchangeco shareholder will be deemed to have acquired:

     - Exchangeco exchangeable shares for a cost equal to the amount, if any, by which the adjusted cost base to such holder of the Exchangeco class A non-voting shares exceeds the sum of (1) the fair market value of the voting rights and exchange rights in

VERITAS

       respect of the shareholder's Exchangeco exchangeable shares and (2) any cash received by the holder in lieu of a fractional Exchangeco exchangeable share; and

     - the voting rights and exchange rights in respect of the shareholder's Exchangeco exchangeable shares for a cost equal to their fair market value.

     For these purposes, a holder of Exchangeco class A non-voting shares will be required to determine the fair market value of the voting rights and exchange rights on a reasonable basis for purposes of the Tax Act. TeleBackup is of the view and has advised counsel that the voting rights and exchange rights have only nominal value. Therefore, a holder of Exchangeco class A non-voting shares should not realize a capital gain on the exchange of Exchangeco class A non-voting shares for Exchangeco exchangeable shares. This determination of value is not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this.

    Call rights

     TeleBackup is of the view and has advised counsel that no amount should be allocated to the liquidation call right, the redemption call right and the retraction call right granted to New VERITAS under the plan of arrangement which we refer to in this document as call rights. In particular, TeleBackup is of the view that the call rights have only nominal value. On this basis, no shareholder should realize a gain at the time that call rights are granted to New VERITAS. The determinations of value are not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this. If Revenue Canada successfully asserts that a holder of Exchangeco exchangeable shares had received consideration for granting the call rights, the holder will realize a capital gain equal to the amount of the consideration received.

    Dividends

     In the case of an Exchangeco shareholder who is an individual, dividends received or deemed to be received on the Exchangeco exchangeable shares will be included in computing the Exchangeco shareholder's income, and will be subject to the gross-up and dividend tax credit rules contained in the Tax Act normally applicable to taxable dividends received from corporations resident in Canada.

     The Exchangeco exchangeable shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Accordingly, Exchangeco will be subject to a 66 2/3% tax under Part VI.1 of the Tax Act on dividends, other than certain excluded dividends, paid or deemed to be paid on the Exchangeco exchangeable shares. Such tax may be recoverable if and to the extent Exchangeco is subject to tax under Part I of the Tax Act. Dividends received or deemed to be received on the Exchangeco exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Tax Act applicable to certain corporate shareholders.

     If New VERITAS or any person with whom New VERITAS does not deal at arm's length is a "specified financial institution" under the Tax Act at a point in time that a dividend is paid on an Exchangeco exchangeable share, then, subject to the exemption described below, dividends received or deemed to be received by an Exchangeco shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under
Part I of the Tax Act. The dividend will not be subject to tax under Part IV of the Tax Act. A corporation will generally be a specified financial institution for these purposes if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of

VERITAS

money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, and corporations controlled by or related to such entities. New VERITAS has informed counsel that it is of the view that neither it, nor any person with whom it does not deal at arm's length, nor any partnership or trust of which New VERITAS or any person with whom it does not deal at arms-length basis is a member or beneficiary, is a specified financial institution at the current time but there can be no assurances that this status will not change prior to any dividend which is received or deemed to be received by a corporate shareholder.

     This denial of the dividend deduction for a corporate shareholder will not in any event apply if at the time a dividend is received or deemed to be received:

     - the Exchangeco exchangeable shares are listed on a prescribed stock exchange, which currently includes the Alberta Stock Exchange;

     - New VERITAS controls Exchangeco; and

     - the recipient, together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or person is a member or beneficiary, respectively, does not receive dividends on more than 10% of the issued and outstanding Exchangeco exchangeable shares.

     Subject to the above, in the case of a shareholder that is a corporation, other than a "specified financial institution" as defined in the Tax Act, dividends received or deemed to be received on the Exchangeco exchangeable shares will normally be deductible in computing its taxable income.

     In the case of a shareholder that is a specified financial institution, such a dividend will be deductible in computing its taxable income only if either:

     - the specified financial institution did not acquire the Exchangeco exchangeable shares in the ordinary course of the business carried on by such institution; or

     - at the time of the receipt of the dividend by the specified financial institution, the Exchangeco exchangeable shares are listed on a prescribed stock exchange in Canada, which currently includes the Alberta Stock Exchange, and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive or is not deemed to receive dividends in respect of more than 10% of the issued and outstanding Exchangeco exchangeable shares.

     A shareholder that is a "private corporation," as defined in the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeco exchangeable shares to the extent that such dividends are deductible in computing the shareholder's taxable income.

    Redemption or exchange of Exchangeco exchangeable shares

     On the redemption, including a retraction, of an Exchangeco exchangeable share by Exchangeco, the holder of an Exchangeco exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds exceeds the paid-up capital at that time of the Exchangeco exchangeable share so redeemed. The redemption proceeds will generally be equal to the fair market value, at the time of the redemption, of the share of New VERITAS common stock received by the shareholder

VERITAS

from Exchangeco on the redemption plus the amount, if any, of all accrued but unpaid dividends on the Exchangeco exchangeable share. The amount of any deemed dividend will be subject to the tax treatment accorded to dividends described above. On the redemption, the holder of an Exchangeco exchangeable share will also be considered to have disposed of the Exchangeco exchangeable share, but the amount of the deemed dividend will be excluded in computing the shareholder's proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition of the Exchangeco exchangeable share. In the case of a shareholder that is a corporation, in some circumstances, the amount of any deemed dividend may be treated as proceeds of disposition and not as a dividend.

     On the exchange of an Exchangeco exchangeable share with New VERITAS for a share of New VERITAS common stock, or upon the disposition of an Exchangeco exchangeable share to New VERITAS under New VERITAS' retraction call right or the redemption call right under the plan of arrangement, the holder will in general realize a capital gain or a capital loss equal to the amount by which the proceeds of disposition of the Exchangeco exchangeable share, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of the Exchangeco exchangeable share. For these purposes, the proceeds of disposition will generally be the fair market value of a share of New VERITAS common stock at the time of exchange plus the amount of all accrued but unpaid dividends on the Exchangeco exchangeable share received by the holder as part of the exchange consideration.

     Three-quarters of any of this capital gain, or the taxable capital gain, will be included in the Exchangeco shareholder's income for the year of disposition. Three-quarters of any capital loss so realized, or the allowable capital loss, may, subject to the detailed rules of the Tax Act, be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may, subject to the detailed rules of the Tax Act, be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation," as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income.

     If the holder of an Exchangeco exchangeable share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an Exchangeco exchangeable share may be reduced by the amount of dividends received or deemed to have been received by it on the share or on the Exchangeco class A non-voting shares previously owned by the holder, to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a holder is a member of a partnership or a beneficiary of a trust that owns Exchangeco exchangeable shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Exchangeco exchangeable shares.

     The cost base of a share of New VERITAS common stock received on the retraction, redemption or exchange of an Exchangeco exchangeable share will be equal to the fair market value of the share of New VERITAS common stock at the time of the event. The cost of any New VERITAS common stock will be averaged with the adjusted cost base of any other New VERITAS common stock held by an Exchangeco shareholder immediately

VERITAS

before that time for purposes of determining the holder's adjusted cost base of the holder's New VERITAS common stock.

     Because of the existence of the retraction call right, a holder exercising the right of retraction in respect of an Exchangeco exchangeable share cannot control whether it will receive a share of New VERITAS common stock by way of redemption of the Exchangeco exchangeable share by Exchangeco or by way of purchase of the Exchangeco exchangeable share by New VERITAS. As described above, the Canadian federal income tax consequences of a redemption differ from those of a purchase. However, a holder who exercises the right of retraction will be notified if the retraction call right will not be exercised by New VERITAS, and if the holder does not wish to proceed, such holder may cancel the notice of retraction and retain such holder's Exchangeco exchangeable share.

    New VERITAS common stock

     Dividends on New VERITAS common stock will be included in the recipient's income for the purposes of the Tax Act. These dividends received by an individual New VERITAS stockholder will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A corporation which is a New VERITAS stockholder will include these dividends in computing its income and generally will not be entitled to deduct the amount of the dividends in computing its taxable income. United States non-resident withholding tax on the dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act.

    Disposition of New VERITAS common stock

     A disposition or deemed disposition of a share of New VERITAS common stock by a holder will generally result in a capital gain or capital loss equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of the share of New VERITAS common stock.

    Eligibility for investment

     Foreign property. Provided the Exchangeco class A non-voting and Exchangeco exchangeable shares are listed on a prescribed stock exchange in Canada and Exchangeco maintains a substantial presence in Canada, the Exchangeco class A non-voting and Exchangeco exchangeable shares will not be foreign property under the Tax Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons. TeleBackup has informed Canadian tax counsel that it currently satisfies the substantial presence test and expects that Exchangeco will continue to do so. The voting rights and exchange rights will be foreign property under the Tax Act. However, as indicated above, TeleBackup is of the view that the fair market value of these rights is nominal. New VERITAS common stock will be foreign property under the Tax Act.

     Qualified investments. Provided the Exchangeco class A non-voting and Exchangeco exchangeable shares are listed on a prescribed stock exchange in Canada, which currently includes the Alberta Stock Exchange, the Exchangeco class A non-voting and Exchangeco exchangeable shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. In certain other circumstances, the shares may also be qualified investments. New VERITAS common stock will be a qualified investment under the Tax Act for these plans provided the shares remain listed on the Nasdaq National

VERITAS

Market or are listed on certain other stock exchanges prescribed under the regulations to the Tax Act. The voting rights and exchange rights of the Exchangeco exchangeable shares will not be qualified investments under the Tax Act. However, as indicated above, TeleBackup is of the view that the fair market value of these rights is nominal.

    Dissenting shareholders

     Holders of TeleBackup common shares are permitted to dissent from the plan of arrangement in the manner set out in section 184 of the Alberta Act, as modified by the interim order of the Alberta court. A dissenting TeleBackup shareholder will be entitled, in the event the plan of arrangement becomes effective, to be paid by TeleBackup the fair value of the TeleBackup common shares held by such holder determined as of the appropriate date. See "-- Rights of dissent" on page 127. Under the current administrative practice of Revenue Canada, where a shareholder dissents from an amalgamation and receives a cash payment for his shares from the amalgamated corporation, the shareholder is considered to have realized proceeds of disposition rather than a deemed dividend. Because of uncertainties under the relevant legislation as to whether an amount paid to a holder of TeleBackup common shares who dissents from the arrangement will be treated as proceeds of disposition or as the payment of a dividend to the extent such payment exceeds the paid-up capital of the TeleBackup common shares, dissenting shareholders should consult their own tax advisors on this matter. Additional income tax considerations may be relevant to dissenting shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

    Shareholders not resident in Canada

     The following portion of the summary applies to holders of TeleBackup common shares who, for purposes of the Tax Act and any bilateral tax treaty:

     - have not been and will not be resident or deemed to be resident in Canada at any time while they have held TeleBackup common shares or will hold Exchangeco class A non-voting or Exchangeco exchangeable shares or shares of New VERITAS common stock; and

     - to whom these shares are not taxable Canadian property and in the case of a non-resident of Canada who carries on an insurance business in Canada and elsewhere, the shares are not "designated insurance property" as defined in the Tax Act and are not effectively connected with its Canadian insurance business.

     Generally, TeleBackup common shares, Exchangeco class A non-voting and Exchangeco exchangeable shares and shares of New VERITAS common stock will not be taxable Canadian property provided that:

     - the shares are listed on a prescribed stock exchange, which currently include the Alberta Stock Exchange and Nasdaq National Market;

     - the holder does not use or hold, and is not deemed to use or hold, the TeleBackup common shares, the Exchangeco class A non-voting or Exchangeco exchangeable shares or the shares of New VERITAS common stock, as applicable, in connection with carrying on a business in Canada; and

     - the holder, persons with whom the holder does not deal at arm's length, or the holder and such persons, has not owned, or had under option, 25% or more of the issued shares of any class or series of the capital stock of TeleBackup, Exchangeco or New VERITAS at any time within five years preceding the date in question.

VERITAS


     In the case of the shares of New VERITAS, even if the holder exceeds the 25% threshold with respect to shares of New VERITAS common stock referred to in the last bullet point, the shares of New VERITAS common stock may not be taxable Canadian property. However, holders should consult their own tax advisors to determine whether their shares of New VERITAS common stock constitute taxable Canadian property. TeleBackup has applied for the listing of the Exchangeco class A non-voting and Exchangeco exchangeable shares on the Alberta Stock Exchange and New VERITAS has indicated that it intends to use its best efforts to cause Exchangeco to maintain this listing.


     A holder of TeleBackup common shares will not be subject to tax under the Tax Act on the amalgamation of TeleBackup and Amalco and the receipt of the Exchangeco class A non-voting shares, the exchange of Exchangeco class A non-voting shares for Exchangeco exchangeable shares or on the exchange of an Exchangeco exchangeable share for a share of New VERITAS common stock, except to the extent the exchange gives rise to a deemed dividend, or on the sale or other disposition of an Exchangeco exchangeable share or a share of New VERITAS common stock.

     Dividends paid on the Exchangeco exchangeable shares are subject to non-resident withholding tax under the Tax Act at the rate of 25%, although this rate may be reduced under the provisions of an applicable income tax treaty. For example, under the Tax Treaty, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner and who is resident in the United States for purposes of the Tax Treaty.

     A holder whose Exchangeco exchangeable shares are redeemed either under TeleBackup's redemption right or under the holder's retraction rights will be deemed to receive a dividend as described above, which deemed dividend will be subject to withholding tax as described in the preceding paragraph.

     Holders of TeleBackup common shares are permitted to dissent from the plan of arrangement in the manner set out in section 184 of the Alberta Act, as modified by the interim order of the Alberta court. A dissenting TeleBackup shareholder will be entitled, in the event the plan of arrangement becomes effective, to be paid by TeleBackup the fair value of the TeleBackup common shares held by the holder determined as of the appropriate date. See "-- Rights of dissent" on page 127. Under the current administrative practice of Revenue Canada, where a shareholder dissents from an amalgamation and receives a cash payment for his shares from the amalgamated corporation, the shareholder is considered to have realized proceeds of disposition rather than a deemed dividend. Because of uncertainties under the relevant legislation as to whether an amount paid to a holder of Telebackup common shares who dissents from the arrangement will be treated as proceeds of disposition or as the payment of a dividend to the extent such payment exceeds the paid-up capital of the Telebackup common shares, dissenting shareholders should consult their own tax advisors on this matter. Deemed dividends will be subject to withholding tax as described above. Any capital gain realized by a dissenting TeleBackup shareholder will not be taxed under the Tax Act if the TeleBackup common shares in respect of which the right of dissent is exercised are not taxable Canadian property, as described above. Additional income tax considerations may be relevant to dissenting TeleBackup shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

VERITAS

  United States federal income tax considerations to TeleBackup shareholders


     Special U.S. tax counsel for TeleBackup, Kleinberg, Kaplan, Wolff & Cohen, P.C., is of the following opinion with respect to the principal U.S. federal income tax considerations of the TeleBackup combination, arising from and relating to the plan of arrangement, including the receipt and ownership of new VERITAS common stock, which are generally applicable to TeleBackup shareholders who are:


     - "United States persons" who hold TeleBackup common shares as capital assets; and

     - non-U.S. TeleBackup shareholders.

     For U.S. federal income tax purposes, "United States persons" are U.S. citizens or resident aliens, as determined under the U.S. Internal Revenue Code, corporations or partnerships organized under the laws of the U.S. or any state, estates subject to U.S. federal income tax on income regardless of source, and trusts subject to the primary supervision of a court within the U.S. and over which one or more U.S. persons control all substantial decisions.

  TeleBackup shareholders that are U.S. shareholders


     The receipt of New VERITAS common stock by U.S. shareholders will be a taxable event for U.S. federal income tax purposes. U.S. shareholders will realize and recognize gain or loss equal to the difference between their tax basis in their TeleBackup common shares and the fair market value of the New VERITAS common stock received in exchange for their shares.



     In the arrangement, U.S. holders will initially receive Exchangeco class A non-voting shares for TeleBackup common shares and then, in the same transaction, receive New VERITAS common stock in exchange for Exchangeco class A non-voting shares. Since simultaneously or soon after, and as part of, the same transaction, U.S. holders will receive New VERITAS common stock for Exchangeco class A non-voting shares which they receive for their TeleBackup common shares, U.S. holders will be subject to U.S. federal income tax. They will be subject to tax as if they sold or exchanged their TeleBackup common shares for the fair market value of the New VERITAS common stock received and they will realize and recognize gains or losses equal to the difference between their tax bases in the TeleBackup common shares and the fair market value of the New VERITAS common stock received.


     The gain or loss will be capital gain or loss which will be long-term capital gain or loss if the TeleBackup common shares have been held for more than one year at the time of the exchange for the New VERITAS common stock. A U.S. holder will take as such holder's tax basis in the shares of New VERITAS common stock the fair market value of the shares of the New VERITAS common stock at the time of the exchange. The holding period of the shares of the New VERITAS common stock received by the U.S. holder in the exchange will begin on the day after the U.S. holder receives the shares of New VERITAS common stock.


     For U.S. federal income tax purposes, gain realized on the exchange of the TeleBackup common shares generally will be treated as U.S. source gain, except that under the terms of the tax treaty such gain might, in some circumstances, be treated as sourced in Canada. Canadian tax, if any, imposed on the exchange should be available as a credit against U.S. federal income taxes, subject to applicable limitations, or alternatively, be deductible in computing U.S. taxable income.

VERITAS

     A U.S. holder of New VERITAS common stock generally will be required to include in gross income as ordinary income dividends paid on the New VERITAS common stock to the extent paid out of current or accumulated earnings and profits of New VERITAS, as determined under U.S. federal income tax principles.

    TeleBackup shareholders that are not U.S. shareholders

     The following discusses the principal U.S. federal income tax consequences generally applicable to holders of TeleBackup common shares that are not U.S. shareholders.

     A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on the receipt of the Exchangeco class A non-voting shares or Exchangeco exchangeable shares, on the sale or exchange of Exchangeco class A non-voting shares or Exchangeco exchangeable shares, or on the receipt or sale of New VERITAS common stock unless the gain is effectively connected with a U.S. trade or business or, in the case of gains recognized by an individual, the individual is present in the U.S. for 183 days or more and certain other conditions are satisfied. If New VERITAS is at any time a U.S. real property holding corporation, certain U.S. federal income tax rules may apply. New VERITAS believes that it is not a U.S. real property holding corporation. Although New VERITAS considers it unlikely that it will become a U.S. real property holding corporation, no assurance can be given as to this issue.

     TeleBackup and New VERITAS do not currently intend that New VERITAS will withhold U.S. withholding tax from dividends from Exchangeco class A non-voting shares or Exchangeco exchangeable shares. The IRS may, however, assert that U.S. withholding tax is payable with respect to dividends paid on the Exchangeco exchangeable shares to non-U.S. holders if the stock were characterized as stock in New VERITAS for U.S. federal income tax purposes. If so characterized, holders of Exchangeco exchangeable shares might be subject to U.S. withholding tax on dividends at a rate of 30 percent, which rate may be reduced by an applicable income tax treaty in effect between the U.S. and the non-U.S. holder's country of residence. This rate is generally 15 percent on dividends paid to residents of Canada under the tax treaty.

     Dividends received by a non-U.S. holder with respect to New VERITAS common stock generally will be subject to U.S. withholding tax at a rate of 30 percent, which rate may be subject to reduction by an applicable income tax treaty. This rate is generally 15 percent on dividends paid to residents of Canada under the tax treaty.

    Limitations of the tax opinion

     This discussion is based on the U.S. tax code, existing and proposed Treasury regulations and judicial and administrative determinations which are in effect as of the date of this document and which are subject to change at any time, possibly on a retroactive basis. No advance income tax ruling has been, or will be, sought or obtained from the U.S. Internal Revenue Service regarding the U.S. federal income tax consequences of any aspect of the plan of arrangement. An opinion of counsel only represents counsel's best legal judgment and has no binding effect or official status of any kind. Accordingly, the IRS could challenge the status of the taxation of the arrangement as discussed in this document. Furthermore, if challenged, a court could agree with the IRS.

     This discussion does not address aspects of U.S. taxation other than U.S. federal income taxation. It also does not address aspects of U.S. federal income taxation that may be applicable to particular U.S. shareholders, including, without limitation, holders of TeleBackup common shares acquired as a result of the exercise of employee stock options,

VERITAS

tax-exempt organizations, financial institutions, insurance companies, broker-dealers, persons having a "functional currency" other than the U.S. Dollar, holders who hold TeleBackup common shares as part of a straddle, wash sale, hedging or conversion transaction, holders who do not hold their TeleBackup common shares as capital assets and holders subject to tax under the U.S. tax code provisions applicable to certain U.S. expatriates. In addition, this discussion does not address the U.S. state or local tax consequences or the foreign tax consequences of the plan of arrangement or the receipt and ownership of the Exchangeco class A non-voting shares or shares of New VERITAS common stock.

     UNITED STATES SHAREHOLDERS AND NON-U.S. SHAREHOLDERS ARE URGED TO CONSULT WITH AND RELY SOLELY ON THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF THE PLAN OF ARRANGEMENT, INCLUDING THE RECEIPT AND OWNERSHIP OF EXCHANGECO CLASS A NON-VOTING SHARES AND NEW VERITAS COMMON STOCK.

ACCOUNTING TREATMENT

     The TeleBackup combination will be accounted for under the purchase method of accounting, under U.S. generally accepted accounting principles. The total purchase price, including direct costs of the TeleBackup combination, will be allocated to the assets acquired, including in-process research and development, and liabilities assumed based upon their estimated relative fair values. The excess purchase consideration will be allocated to goodwill.

     After the TeleBackup combination, the results of VERITAS' operations will include the results of operations of TeleBackup. The amount of the purchase price allocated to in-process research and development will be charged to expense immediately after the effective time for the TeleBackup combination.

PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY TELEBACKUP SHAREHOLDERS

     A letter of transmittal will be forwarded to the registered holders of TeleBackup common shares as soon as practicable following the effective date of the TeleBackup combination. When the letter of transmittal is duly completed and returned together with the certificate(s) for TeleBackup common shares, the TeleBackup shareholder will be able to exchange such TeleBackup common shares for that number of Exchangeco exchangeable shares or shares of New VERITAS common stock, as the case may be, to which the holder is entitled under the plan of arrangement. See "The TeleBackup Combination Agreement -- What TeleBackup security holders will receive -- The TeleBackup exchange ratio" on page 131 for how to determine the exchange ratio.

     HOLDERS OF TELEBACKUP COMMON SHARES SHOULD NOT SURRENDER THEIR SHARE CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     Any use of the mails to transmit a certificate for TeleBackup common shares and a related letter of transmittal is at the risk of the TeleBackup shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested and properly insured, be used.

     If the arrangement proceeds and the TeleBackup combination is completed, certificates representing the appropriate number of Exchangeco exchangeable shares or New VERITAS common stock issuable to a former holder of TeleBackup common shares will be issued to each shareholder who complies with the procedures set out above. Each

VERITAS

shareholder will also receive a check for the amount, if any, payable in lieu of a fractional Exchangeco exchangeable share or New VERITAS common share. The share certificates and check, if any, will as soon as practicable after the date of receipt of a certificate for TeleBackup common shares and a related letter of transmittal, be either forwarded to the holder at the address specified in the letter of transmittal by first class mail, or made available at the offices of Montreal Trust Company of Canada for pick-up by the holder, if requested by the holder in the letter of transmittal.

     Where a certificate for TeleBackup common shares has been destroyed or lost the registered holder of that certificate should immediately contact Montreal Trust Company of Canada regarding the issuance of a replacement certificate upon the holder satisfying any requirements that may be imposed by TeleBackup in connection with issuance of the replacement certificate.

GOVERNMENTAL AND REGULATORY MATTERS

     To complete several of the matters related to the TeleBackup combination, including the listing of the Exchangeco class A non-voting shares and the Exchangeco exchangeable shares on the Alberta Stock Exchange, TeleBackup will require the approval of:

     - securities commissions in Canadian jurisdictions where shareholders reside;

     - the Alberta Stock Exchange; and

     - the Alberta court.

ONGOING CANADIAN REPORTING OBLIGATIONS

     After the plan of arrangement is effected, TeleBackup will cease to be a reporting issuer in certain Canadian provinces and Exchangeco will instead become a reporting issuer. TeleBackup is applying for exemptions from statutory financial and other reporting requirements, including exempting insiders of Exchangeco from the requirement of filing reports with respect to trades of Exchangeco securities, in those Canadian provinces. It is likely that the exemptions will be issued on the condition that (a) New VERITAS files with the relevant provincial securities regulatory authorities copies of certain of its reports filed with the SEC, and (b) the holders of Exchangeco exchangeable shares receive certain materials that are sent to the holders of New VERITAS common stock.

RIGHTS OF DISSENT

     While the following description of the rights of dissenting TeleBackup shareholders is materially complete, it is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of their TeleBackup common shares. This summary is qualified in its entirety by the reference to the full text of the interim order of the Alberta court and Section 184 of the Alberta Act which are attached to this document as Appendices J and L. A TeleBackup shareholder who intends to exercise its right of dissent and appraisal should carefully consider and comply with the provisions of the Section 184, as modified by the interim order. Failure to comply with these provisions and procedures described in those provisions may result in the loss of all rights of dissent.

     The Alberta court hearing the application for the final court order has the discretion to alter the rights of dissent described in this document based on the evidence presented at the hearing for the final court order.

VERITAS

    Right to dissent

     Under the interim order, a TeleBackup shareholder of record is entitled, in addition to any other right it may have, to dissent and to be paid by TeleBackup the fair value of TeleBackup common shares held by it. The fair value is determined as of the close of business on the last business day before the day on which the resolution approving the TeleBackup combination was adopted. A TeleBackup shareholder may dissent only with respect to all of the shares held by it or on behalf of any one beneficial owner and registered in the dissenting shareholder's name.

    What you must do if your shares are registered in the name of another person

     Persons who are beneficial owners of TeleBackup common shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of the shares is entitled to dissent. Therefore, a beneficial owner of TeleBackup common shares desiring to exercise its right of dissent must make arrangements for the TeleBackup common shares beneficially owned by it to be registered in its name prior to the time the written objection to the resolution adopting the plan of arrangement is required to be received by TeleBackup, or, alternatively, make arrangements for the registered holder of TeleBackup common shares to dissent on its behalf.

    Required notice to be sent by a dissenting shareholder

     A dissenting TeleBackup shareholder must send to TeleBackup a written objection to the resolution adopting the plan of arrangement, which written objection must be received by the corporate secretary of TeleBackup at the registered office of TeleBackup before the TeleBackup meeting or by the chairman of the meeting at or before the TeleBackup meeting. A TeleBackup shareholder wishing to exercise the right to dissent with respect to its TeleBackup common shares may not vote those shares at the TeleBackup meeting, either by the submission of a proxy or by personally voting, in favour of the plan of arrangement.

    Value of shares and offer to purchase

     An application may be made to the Alberta court by TeleBackup or by a dissenting TeleBackup shareholder to fix the fair value of the dissenting shareholder's TeleBackup common shares. If an application to the Alberta court is made by either TeleBackup or a dissenting TeleBackup shareholder, TeleBackup must, unless the Alberta court otherwise orders, send to each dissenting TeleBackup shareholder a written offer to pay it an amount considered by the board of directors of TeleBackup to be the fair value of the TeleBackup common shares. The offer, unless the Alberta court otherwise orders, will be sent to each dissenting TeleBackup shareholder at least 10 days before the date on which the application is returnable, if TeleBackup is the applicant, or within 10 days after TeleBackup is served with notice of the application, if a TeleBackup shareholder is the applicant. The offer will be made on the same terms to each dissenting TeleBackup shareholder and will be accompanied by a statement showing how the fair value was determined.

     A dissenting TeleBackup shareholder may make an agreement with TeleBackup for the purchase of its TeleBackup common shares by TeleBackup in the amount of TeleBackup's offer or otherwise at any time before the Alberta court pronounces an order fixing the fair value of the TeleBackup common shares.

VERITAS

  Costs of pursuing an application

A dissenting TeleBackup shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Alberta court will make an order fixing the fair value of the TeleBackup common shares of all dissenting TeleBackup shareholders who are parties to the application, giving judgement in that amount against TeleBackup and in favour of each of those dissenting TeleBackup shareholders, and fixing the time within which TeleBackup must pay the amount due to the dissenting TeleBackup shareholders. The Alberta court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting TeleBackup shareholder calculated from the date on which the TeleBackup shareholder ceases to have any rights as a shareholder until the date of payment.

  No further rights as a shareholder

     Upon the plan of arrangement becoming effective, or upon the making of an agreement between TeleBackup and the dissenting TeleBackup shareholder as to the payment to be made by TeleBackup to the dissenting TeleBackup shareholder, or upon the pronouncement of an Alberta court order, whichever first occurs, the TeleBackup shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of such shareholder's TeleBackup common shares. The fair value shall be the amount agreed to between TeleBackup and the TeleBackup shareholder or it shall be the amount of the judgement, as the case may be.

  Withdrawal of dissent

     Until one of these events occurs, the TeleBackup shareholder may withdraw its dissent, or TeleBackup may rescind the resolution adopting the plan of arrangement, and in either event the dissent and appraisal proceedings relating to that TeleBackup shareholder will be discontinued.

  No payments for dissenters if TeleBackup would be insolvent

     TeleBackup shall not make a payment to a dissenting TeleBackup shareholder if there are reasonable grounds for believing that TeleBackup is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of TeleBackup would be less than the aggregate of its liabilities. In these circumstances, TeleBackup must notify each dissenting TeleBackup shareholder that it is unable lawfully to pay dissenting TeleBackup shareholders for their shares. In that case, the dissenting TeleBackup shareholder may, by written notice to TeleBackup within 30 days after receipt of the notice, withdraw its written objection. Should the TeleBackup shareholder so withdraw its objection, the TeleBackup shareholder will be reinstated to its full rights as a shareholder. If the TeleBackup shareholder fails to withdraw its objection, the shareholder retains a status as a claimant against TeleBackup to be paid as soon as TeleBackup is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to shareholders of TeleBackup.

  Treatment of shares if no dissenters' rights are permitted

     All TeleBackup common shares held by TeleBackup shareholders who exercise their right of dissent will, if the holders are ultimately entitled to be paid the fair value of the shares, be deemed to be transferred to TeleBackup in exchange for the shares' fair value as

VERITAS

of the effective date of the TeleBackup combination. If the TeleBackup shareholders ultimately are not so entitled to be paid the fair value, they will be subject to the plan of arrangement on the same basis as all other TeleBackup shareholders.

  Maximum number of dissenting stockholders permitted

     The TeleBackup combination agreement provides that it is a condition to the obligations of New VERITAS to complete the TeleBackup combination that holders of not more than 8% of the issued and outstanding TeleBackup common shares exercise their right of dissent as described above. See "The TeleBackup Combination Agreement -- Conditions to the TeleBackup combination" on page 134. See also "The TeleBackup Combination -- Income tax considerations to TeleBackup shareholders" on page 116.

  No dissenters' rights for VERITAS or New VERITAS stockholders

     Under Delaware law, neither VERITAS stockholders nor New VERITAS stockholders will be entitled to dissenters' or appraisal rights with respect to the TeleBackup combination.

INTERESTS OF PERSONS IN THE TELEBACKUP COMBINATION

     Certain members of the board and officers of TeleBackup have interests in the TeleBackup combination that are different from or in addition to the interests in the TeleBackup combination of TeleBackup stockholders generally. These interests are described below.

    Employment and noncompetition agreements

     At the closing of the TeleBackup combination, New VERITAS and TeleBackup will enter into an employment agreement and a noncompetition agreement with each of Dr. Byron Osing, the President and Chief Executive Officer of TeleBackup, Thomas Glassford, the Chief Operating Officer of TeleBackup, and Bruce Meyer, the Executive Vice President, Marketing and Sales of TeleBackup. The employment agreement will provide for the terms of employment of these persons by TeleBackup for a period of one year following the TeleBackup combination. The noncompetition agreement provides for certain noncompetition covenants of the abovementioned TeleBackup officers for a period of two years from the effective time of the TeleBackup combination. See "Agreements Related to the TeleBackup Combination -- Employment agreements" and "-- Noncompetition agreements" on pages 143 and 144.

    Indemnification of TeleBackup officers and directors

     The TeleBackup combination agreement provides that all rights to indemnification for TeleBackup employees, agents, directors and officers will and remain in full force and effect after the plan of arrangement.

VERITAS

                      THE TELEBACKUP COMBINATION AGREEMENT

     This section of this document describes the TeleBackup combination agreement. A copy of this agreement is attached as Appendix G to this document. The TeleBackup combination agreement has been assigned by VERITAS to New VERITAS. The summary is materially complete but you should read the full and complete text of the TeleBackup combination agreement, as it may contain information that is important to you.

WHAT TELEBACKUP SECURITY HOLDERS WILL RECEIVE

    Exchange of TeleBackup common shares

     Upon the completion of the TeleBackup combination, each shareholder who is a Canadian resident and who properly elects to receive Exchangeco exchangeable shares will receive one Exchangeco class A non-voting share for each TeleBackup common share they own. Each of these Exchangeco class A non-voting shares will then be exchanged into a fraction of an Exchangeco exchangeable share equal to the TeleBackup exchange ratio. Each Exchangeco exchangeable share is exchangeable into one share of New VERITAS common stock or, if the NSMG combination is not completed, VERITAS common stock.


     If you are a Canadian resident and you want to receive exchangeable shares for your TeleBackup common shares you need to:



     - complete the election form accompanying these materials;



     - sign the election form; and



     - mail the election form in the enclosed return envelope or deliver it so as to reach Montreal Trust Company of Canada, Corporate Trust Department, Suite 600, 530-8th Avenue S.W., Calgary, Alberta not later than 4:30 p.m. Calgary time on May 25, 1999, the business day before the TeleBackup meeting.


     Each shareholder who is not a Canadian resident or who has not properly elected to receive Exchangeco exchangeable shares will receive one Exchangeco class A non-voting share for each TeleBackup common share they own. Each Exchangeco class A non-voting share will then be exchanged for a fraction of a share of New VERITAS common stock or, if the NSMG combination is not completed, a fraction of a share of VERITAS common stock, equal to the TeleBackup exchange ratio.

    The TeleBackup exchange ratio

     The TeleBackup exchange ratio is calculated by dividing:

     - a certain number of shares of New VERITAS common stock, which we will call the TeleBackup combination shares, determined on the basis of the average of the closing sales prices of one share of VERITAS common stock on the Nasdaq National Market over the 10 day trading period ending 2 trading days preceding the closing of the TeleBackup combination by

     - the total number of TeleBackup common shares outstanding as of the effective time of the TeleBackup combination and the total number of TeleBackup common shares issuable upon exercise of all TeleBackup options then outstanding.

     If that average stock price is more than $41.32 per share, the TeleBackup combination shares will be the number of shares of New VERITAS common stock determined by dividing $70,654,000 by that average stock price down to a minimum of 1,555,000 shares.

     If that average stock price is between $33.81 per share and $41.32 per share, the TeleBackup combination shares will equal 1,710,000 shares of New VERITAS common stock.

VERITAS

     If that average stock price is less than $33.81 per share, the TeleBackup combination shares will equal the number of shares of New VERITAS common stock determined by dividing $57,808,000 by that average stock price up to a maximum of 1,900,000 shares.

     The value of the consideration to be received by the TeleBackup shareholders will, accordingly, vary depending on the market price per share of VERITAS common stock. The table below illustrates:

     - the TeleBackup exchange ratio determined at various illustrative VERITAS stock prices;

     - the value of the shares of New VERITAS common stock issuable in the TeleBackup combination, including those issuable upon the exchange of the Exchangeco exchangeable shares, per TeleBackup common share;

     - the approximate total number of shares of New VERITAS common stock issuable in exchange for the Exchangeco class A non-voting shares and upon the exchange of the Exchangeco exchangeable shares at each New VERITAS stock price; and

     - and the total value of the consideration to be received by TeleBackup shareholders and option holders.

---------------------
                         TELEBACKUP                        APPROXIMATE
                       EXCHANGE RATIO   VALUE FOR EACH   TOTAL NUMBER OF  TOTAL VALUE OF
       VERITAS               PER          TELEBACKUP       NEW VERITAS     CONSIDERATION
     STOCK PRICE        COMMON SHARE     COMMON SHARE    SHARES ISSUABLE  TO BE RECEIVED
-----------------------------------------------------------------------------------------
      US $95.00            0.13233        US $12.5714       1,555,000      $147,725,000
          90.00            0.13233          11.9097         1,555,000       139,950,000
          85.00            0.13233          11.2481         1,555,000       132,175,000
          80.00            0.13233          10.5864         1,555,000       124,400,000
          75.00            0.13233          9.9248          1,555,000       116,625,000
          70.00            0.13233          9.2631          1,555,000       108,850,000
          65.00            0.13233          8.6015          1,555,000       101,075,000
          60.00            0.13233          7.9398          1,555,000       93,300,000
          55.00            0.13233          7.2782          1,555,000       85,525,000
          50.00            0.13233          6.6165          1,555,000       77,750,000
          45.44            0.13233          6.0131          1,555,000       70,659,200
-----------------------------------------------------------------------------------------
          45.00            0.13361          6.0125          1,570,089       70,654,005
          43.00            0.13982          6.0123          1,643,116       70,653,988
          41.32            0.14552          6.0129          1,710,000       70,657,200
-----------------------------------------------------------------------------------------
          41.00            0.14552          5.9663          1,710,000       70,110,000
          40.00            0.14552          5.8208          1,710,000       68,400,000
          35.00            0.14552          5.0932          1,710,000       59,850,000
          33.81            0.14552          4.9200          1,710,000       57,815,100
-----------------------------------------------------------------------------------------
          33.00            0.14907          4.9193          1,751,758       57,808,014
          32.00            0.15373          4.9194          1,806,500       57,808,000
          30.43            0.16166          4.9193          1,899,704       57,807,992
-----------------------------------------------------------------------------------------
          30.00            0.16168          4.8504          1,900,000       57,000,000
---------------------

     The average of the closing price of the VERITAS common stock for the 10 trading days ended March 31, 1999, was $82.3125 per share.

VERITAS

     On March 31, 1999, there were 11,363,545 TeleBackup common shares, and options to purchase 387,800 TeleBackup common shares outstanding.

     The above description of the TeleBackup exchange ratio assumes that TeleBackup has exercised its royalty buy-out rights under its agreement with Datasafe Communications Ltd. TeleBackup management anticipates that the TeleBackup option to buy-out its Datasafe royalty obligation will be exercised prior to the closing of the TeleBackup combination. In the event this obligation is outstanding on the closing date of the TeleBackup combination, the number of TeleBackup combination shares used for the purpose of calculating the TeleBackup exchange ratio would be reduced and therefore the exchange ratio would decrease.

     Based on the capitalization of TeleBackup on March 31, 1999, and assuming a TeleBackup exchange ratio of 0.13233, an aggregate of 1,503,738 shares of New VERITAS common stock would be issuable to former holders of TeleBackup common shares assuming all of the Exchangeco exchangeable shares were exchanged for shares of New VERITAS common stock.

    Fractional shares

     No fractional shares will be issued in the TeleBackup combination. Instead, each Exchangeco shareholder who would otherwise be entitled to a fraction of an Exchangeco exchangeable share or a fraction of New VERITAS common stock, as the case may be, shall be paid an amount in Canadian Dollars, rounded to the nearest whole cent. The amount shall equal the product obtained when the fraction is multiplied by the Canadian Dollar equivalent of the average closing sales price of VERITAS common stock on the Nasdaq National Market over the period of 10 trading days ending 2 trading days before the closing of the TeleBackup combination. See "-- TeleBackup combination mechanics" on page 134.

    Exchange of TeleBackup options

     Upon the closing of the TeleBackup combination, each TeleBackup option will be exchanged for a New VERITAS option exercisable for a number of whole shares of New VERITAS common stock equal to the number of TeleBackup common shares subject to the TeleBackup option multiplied by the TeleBackup exchange ratio. The exercise price per share of New VERITAS common stock will equal the US dollar equivalent of the exercise price per share of the TeleBackup option divided by the TeleBackup exchange ratio. In this calculation, the number of shares of New VERITAS common stock will be rounded down to the nearest whole number of shares and the total exercise price for the New VERITAS option will be reduced by the exercise price of any fractional share. All other terms of the TeleBackup options will remain unchanged.

     As of March 31, 1999, 387,800 options to purchase TeleBackup common shares were outstanding. Assuming that the same number of TeleBackup options are outstanding at the closing of the TeleBackup combination, and further assuming a TeleBackup exchange ratio of 0.13233, New VERITAS options to purchase approximately 51,318 shares of New VERITAS common stock will be issued in exchange for these TeleBackup options at that time.

CLOSING DATE FOR THE TELEBACKUP COMBINATION

     Subject to the terms and conditions of the TeleBackup combination agreement, the closing of the TeleBackup combination will take place at a time to be mutually agreed upon by New VERITAS and TeleBackup, and, in any event, will take place no later than the third business day after all conditions to the closing have been satisfied or waived. The TeleBackup combination will become effective immediately after the issuance of a final

VERITAS

order of the Alberta court approving the plan of arrangement and the issuance by the Registrar under the Alberta Act of a certificate of amalgamation for New TeleBackup and a certificate of amendment for Exchangeco.

TELEBACKUP COMBINATION MECHANICS

     Under the plan of arrangement:

     - the articles of incorporation of Exchangeco will be amended to remove the private company restrictions;

     - TeleBackup will amalgamate with Amalco to form New TeleBackup;

     - holders of TeleBackup common shares, other than holders of TeleBackup common shares who have lawfully exercised their rights of dissent, will exchange their TeleBackup common shares for an equal number of Exchangeco class A non-voting shares;

     - New TeleBackup will issue New TeleBackup common voting shares to Exchangeco in exchange for its Amalco common voting shares and in consideration of the issuance of Exchangeco class A non-voting shares to the holders of TeleBackup common shares;

     - New TeleBackup will issue New TeleBackup preferred non-voting shares to New VERITAS in exchange for its Amalco preferred non-voting shares;

     - the articles of incorporation of Exchangeco will be amended to create the Exchangeco exchangeable shares;

     - Exchangeco, VERITAS, New VERITAS and a Canadian trust company will enter into the voting, support and exchange trust agreement;

     - New VERITAS will issue the special voting stock to the Trustee;

     - Exchangeco will issue a fraction of an Exchangeco exchangeable share equal to the TeleBackup exchange ratio described above in exchange for each Exchangeco class A non-voting share held by Canadian residents who have properly elected to receive Exchangeco exchangeable shares; and

     - VERITAS will exercise a right to acquire all of the remaining issued and outstanding Exchangeco class A non-voting shares by issuing to the holders thereof a fraction of a share of New VERITAS common stock equal to the TeleBackup exchange ratio for each Exchangeco class A non-voting share.

CONDITIONS TO THE TELEBACKUP COMBINATION

    Court approval

     Under Alberta law, the plan of arrangement must be approved by the Alberta court. Prior to the mailing of this document, TeleBackup obtained an interim order of the Alberta court providing for the calling and holding of the TeleBackup meeting and other procedural matters. A copy of the interim order is attached to this document as Appendix J. The notice of petition for the final order of the Alberta court approving the plan of arrangement is attached to this document as Appendix K.


     Subject to the approval of the plan of arrangement by the TeleBackup shareholders at the TeleBackup meeting, the hearing relating to the final court order is scheduled to take place on May 27, 1999 at 1:15 p.m. Calgary time in the Alberta court at Calgary. All

VERITAS

TeleBackup shareholders who wish to participate or be represented, or to present evidence or arguments, at that hearing must serve and file a notice of appearance as set out in the notice of petition for the final court order and satisfy any other requirements. At the hearing of the petition in respect of the final court order, the Alberta court will consider, among other things, the fairness and reasonableness of the plan of arrangement. The Alberta court may approve the plan of arrangement as proposed or as amended in any manner the Alberta court may direct, subject to compliance with any terms and conditions, if any, as the Alberta court deems fit.

     Assuming the final court order is granted and the other conditions to the TeleBackup combination agreement are satisfied or waived, it is anticipated that articles of arrangement will be filed to give effect to the plan of arrangement. The voting, support and exchange trust agreement will then be executed and delivered, and the various other documents necessary to consummate the transactions contemplated under the TeleBackup combination agreement will be executed and delivered.


     It is presently anticipated that the TeleBackup combination will become effective on or about May 31, 1999.


    Other conditions

     The obligations of New VERITAS and TeleBackup to complete the TeleBackup combination are subject to a number of conditions, including among others:

     - the approval of the plan of arrangement and the TeleBackup combination agreement by the TeleBackup shareholders;

     - the approval of the restated certificate of incorporation by the VERITAS stockholders;

     - the absence of any event, change or effect that is materially adverse to a party's condition, financial or otherwise, properties, assets, liabilities, businesses, operations, results of operations or prospects, excluding effects resulting from changes in general economic conditions or conditions generally affecting the personal computer application software industry or a decline in either party's stock price;


     - the effectiveness of the New VERITAS registration statement with respect to the issuance of shares of New VERITAS common stock subject to the Exchangeco exchangeable shares and the absence of any stop order or proceedings seeking a stop order with respect to the New VERITAS registration statement or this document; and



     - holders of no more than 8% of the TeleBackup common shares shall have notified TeleBackup of their intention to dissent from the TeleBackup combination.


     In addition to the conditions listed above, the obligations of the parties to effect the TeleBackup combination are subject to additional customary conditions, including:

     - the New VERITAS common stock to be issued in the TeleBackup combination shall have been approved for quotation on the Nasdaq National Market, subject to notice of issuance;

     - the truth and accuracy of the representations and warranties of a party contained in the TeleBackup combination agreement on the closing date except where the breach of a representation and warranty has not resulted in a material adverse effect on that party;

VERITAS

     - compliance in all material respects with the parties' respective covenants contained in the TeleBackup combination agreement;

     - the other party shall have obtained on or before the effective time, all permits, consents, and authorizations required to be obtained pursuant to the TeleBackup combination agreement;

     - the receipt by each of VERITAS and TeleBackup of an opinion of their respective counsel as to the tax consequences of the TeleBackup combination; and

     - any applicable waiting periods shall have expired or been terminated and no decree, ruling, temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the TeleBackup combination, shall have been issued by any federal or state court or governmental agency which remains in effect.

     Any of the conditions to the obligations of a party to close the TeleBackup combination may be waived by that party.

REPRESENTATIONS AND WARRANTIES

     The TeleBackup combination agreement contains certain customary representations and warranties of the parties relating to, among other things, their respective organizations, capital structures, authority to enter into the transaction, filings with securities regulatory authorities, compliance with applicable laws, the accuracy of information supplied for this document, intellectual property rights, disclosure of all material information and other matters. TeleBackup made additional representations and warranties to New VERITAS including representations relating to TeleBackup's operations, financial condition and payment of taxes.

COVENANTS

     Under the TeleBackup combination agreement, TeleBackup has covenanted that it will maintain its business and will not take certain actions outside the ordinary course without New VERITAS' consent and it will use its best efforts to consummate the TeleBackup combination.

     TeleBackup has also agreed to advise New VERITAS of material changes and to provide New VERITAS with interim financial information. Further, the parties have agreed to apply for and use their best efforts to obtain all regulatory and other consents and approvals required for the consummation of the transactions contemplated by the TeleBackup combination agreement. In addition, each party has agreed to use best efforts to complete the transactions contemplated by the TeleBackup combination agreement, including the preparation and mailing of this document and to provide the other party and its counsel with the information as they may reasonably request. New VERITAS additionally agreed that all rights to indemnification for employees, agents, directors and officers of TeleBackup will remain in effect after the TeleBackup combination. New VERITAS also agreed to list the New VERITAS common stock issuable under the plan of arrangement, including those issuable upon the exchange of Exchangeco exchangeable shares, on the Nasdaq National Market, to cause the Exchangeco class A non-voting shares and the Exchangeco exchangeable shares to be listed on the Alberta Stock Exchange and to cause New TeleBackup to continue TeleBackup's historic business or to use a significant portion of TeleBackup's business assets in a business.

VERITAS

RESTRICTIONS ON SOLICITING ALTERNATIVE PROPOSALS

     Until the earlier of the closing of the TeleBackup combination or the termination of the TeleBackup combination agreement, TeleBackup will not and will use best efforts to ensure that none of TeleBackup's directors, officers, employees, agents, representatives or affiliates will:

     - solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by any person, or take any other action intended or designed to facilitate the efforts of any person, other than New VERITAS, to acquire TeleBackup or any material portion of its capital stock or assets;

     - provide nonpublic information with respect to TeleBackup or afford access to the properties, books or records of TeleBackup to any person other than New VERITAS, in connection with a possible proposal described above;

     - make or authorize any statement, recommendation or solicitation in support of any possible proposal described above by any person, other than New VERITAS; or

     - enter into an agreement providing for a possible proposal described above with any person, other than New VERITAS.

     Notwithstanding the restrictions described above, prior to the TeleBackup meeting, TeleBackup and its directors are not prohibited from:

     - engaging in discussions or negotiations with a party concerning an unsolicited proposal described above;

     - providing non-public information with respect to TeleBackup that has been provided to New VERITAS; or

     - making any statement or recommendation in support of a proposal described above.

     In each case TeleBackup's directors must first determine in good faith, based upon advice of outside legal counsel, that these actions are required in the exercise of the TeleBackup board of directors' fiduciary duties under applicable law. In these circumstances, TeleBackup must first notify New VERITAS of the determination and provide New VERITAS with a copy of any proposal or other written communication concerning a possible proposal and copies of all documents containing or referring to non-public information of TeleBackup supplied to a third party. TeleBackup has agreed to promptly communicate to New VERITAS the terms of any offer or proposal to enter negotiations relating to a proposal that it may receive and the identity of the person making such offer or proposal.

INDEMNIFICATION BY TELEBACKUP AFFILIATES

     The following affiliates of TeleBackup have agreed to indemnify New VERITAS and its officers, directors, agents, employees and any person who controls New VERITAS from and against any claims, demands, actions, losses, liabilities, damages or expenses arising out of any misrepresentation, breach of or default under representations, warranties or covenants made by TeleBackup:

     - Dr. Byron Osing;

     - Thomas Glassford;

     - Bruce Meyer;

VERITAS

     - William Copithorne;

     - Lynn Thurlow;

     - Fred Calloway;

     - Cal Manz;

     - Eamon Hoey;

     - Irphan (John) Rajani;

     - Kenbeau Ltd;

     - 708204 Alberta Ltd; and

     - 713801 Alberta Ltd.

     To secure these indemnification obligations, 10% of the total number of Exchangeco exchangeable shares or New VERITAS common stock to be issued to these TeleBackup affiliates in the TeleBackup combination will be deposited in escrow under an escrow agreement to be entered into at closing. An indemnification claim will be settled by returning to New VERITAS a number of Exchangeco exchangeable shares or New VERITAS common stock having a value equal to the claim. The value of the Exchangeco exchangeable shares or New VERITAS common stock will be based on the closing price of VERITAS common stock on the Nasdaq National Market on the closing date of the TeleBackup combination. See "Agreements Related to the TeleBackup Combination -- Escrow agreement" on page 143.

     The escrow shares will represent VERITAS' or New VERITAS' only source of recovery if it has a claim for indemnification. It will not be able to recover cash from these TeleBackup affiliates or any shares other than those which were placed in escrow. Furthermore, VERITAS or New VERITAS may not make a claim for indemnification until the aggregate incurred damages exceeds $200,000, in which case all such damages become recoverable. These limits on the indemnification do not apply in connection with an intentional misrepresentation or fraud or in connection with criminal matters.

TERMINATION OF TELEBACKUP COMBINATION AGREEMENT

     The TeleBackup combination agreement may be terminated by mutual agreement of the parties at any time prior to the closing of the TeleBackup combination. Also, either party may terminate the TeleBackup combination agreement prior to the closing of the TeleBackup combination if:

     - there has been a breach of any representation, warranty, covenant or agreement contained in the TeleBackup combination agreement on the part of the other party which could give rise to a material adverse effect, and the breach has not been cured within 15 business days after notice;

     - all conditions for closing the TeleBackup combination have not been satisfied or waived by June 1, 1999, other than as a result of (a) a breach by the terminating party, or (b) in the case of termination by TeleBackup, other than as a result of a breach by certain TeleBackup directors, officers and shareholders of the TeleBackup affiliate agreements or voting agreements;

     - any required approval of the shareholders of TeleBackup or the stockholders of VERITAS shall not have been obtained; or

VERITAS

     - any permanent injunction or other order of a U.S. or Canadian federal, provincial or state court shall have become final or non-appealable and would (a) make illegal or otherwise restrain or prohibit the consummation of the plan of arrangement, (b) prohibit New VERITAS' ownership or operation of all or any material portion of the business or assets of TeleBackup, or (c) compel New VERITAS to dispose of or hold separate all or any material portion of the business or assets of TeleBackup.

     The TeleBackup combination agreement may also be terminated by New VERITAS if the TeleBackup board of directors exercises its right to engage in discussions or negotiations with or furnish information to a third party in connection with a proposal described earlier or makes any recommendation to the TeleBackup shareholders against the TeleBackup combination and the plan of arrangement or in support of a proposal described earlier.

     The TeleBackup combination agreement may also be terminated by TeleBackup if the TeleBackup board of directors determines that it is required, or advisable, by reason of its fiduciary duties to recommend to the TeleBackup shareholders that they vote against the TeleBackup combination and the plan of arrangement and approve instead a proposal. Any proposal must be financially more favorable to the TeleBackup shareholders than the arrangement and must be the subject of a firm written offer from a third party that is capable of consummating the proposal.

TERMINATION FEES

     TeleBackup shall pay VERITAS a fee of $US3.0 million if the TeleBackup combination agreement is terminated:

     - by either party as a result of the failure of TeleBackup's shareholders to approve the TeleBackup combination and the plan of arrangement;

     - by New VERITAS under to an acquisition proposal termination described in the next to the last paragraph of the preceding section; or

     - by TeleBackup under a superior proposal termination;

New VERITAS would also be granted a worldwide, perpetual, royalty-free and fully paid license to use, modify, create derivative works of, copy and distribute TeleBackup's TSInfoPro software in source code and object code form.

     If the TeleBackup combination agreement is terminated for the above reasons, and TeleBackup enters into an agreement regarding an acquisition proposal or consummates an acquisition proposal within 12 months after the date of the termination, TeleBackup will pay New VERITAS the additional sum of US$10.0 million.

     New VERITAS is not entitled to receive any payment if it is in breach of the TeleBackup combination agreement or the VERITAS stockholders have not approved the restated certificate of incorporation.

     If the TeleBackup combination agreement is terminated as a result of the failure of VERITAS' stockholders to approve the restated certificate of incorporation, then New VERITAS shall promptly pay to TeleBackup a fee of US$2.0 million. This amount will be credited by TeleBackup as pre-paid royalties of New VERITAS under the source distribution license agreement and, upon this payment, New VERITAS shall similarly have a license to TeleBackup's TSInfoPro software in source code and object code form.

VERITAS

     TeleBackup is not entitled to receive any payment if it is in breach of the TeleBackup combination agreement or if the TeleBackup shareholders have not approved the plan of arrangement.

     The payment of these fees will be the exclusive remedy against the terminating party for terminating the TeleBackup combination agreement.

EXPENSES

     All fees and expenses incurred in connection with the TeleBackup combination will be paid by the party incurring the fees and expenses, whether or not the TeleBackup combination is consummated.

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

  TeleBackup's representations and warranties will remain in effect after the combination for a limited time

     TeleBackup's representations and warranties relating to its financial statements remain effective until New VERITAS issues a press release with respect to its audited financial statements for the 1999 fiscal year or January 31, 2000, whichever occurs later. The other TeleBackup representations and warranties remain effective for a period of one year after the closing of the TeleBackup combination. New VERITAS may only bring a claim for breach of a representation or warranty by TeleBackup during the time when the representations and/or warranties remain in effect.

  New VERITAS' representations and warranties will not remain in effect

     The representations and warranties of New VERITAS contained in the TeleBackup combination agreement do not survive the closing of the TeleBackup combination.

AMENDMENT AND WAIVER OF THE TELEBACKUP COMBINATION AGREEMENT

     Any term or provision of the TeleBackup combination agreement may be amended or waived at any time in writing signed by all of the parties. After approval by a party's stockholders, no amendment will be made which by law requires the further approval of that party's stockholders without obtaining the further approval.

VERITAS

                AGREEMENTS RELATED TO THE TELEBACKUP COMBINATION

VOTING AGREEMENTS

  Voting agreements with VERITAS

     The following have entered into voting agreements with VERITAS:

     - Dr. Byron Osing;

     - Thomas Glassford;

     - Bruce Meyer;

     - William Copithorne;

     - Lynn Thurlow;

     - Karsten Nielsen;

     - Fred Calloway;

     - Cal Manz;

     - Eamon Hoey;

     - Irphan (John) Rajani;

     - Kenbeau Ltd;

     - 708204 Alberta Ltd; and

     - 713801 Alberta Ltd.

     Terms of the voting agreements with VERITAS

     Under these voting agreements, each person has agreed to vote their TeleBackup common shares in favor of approval of the TeleBackup combination and the plan of arrangement. They have also agreed to vote against approval of any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of TeleBackup in the TeleBackup combination agreement.

     These stockholders have also agreed that they will not:

     - solicit or initiate discussions or engage in negotiations with any person other than New VERITAS;

     - take any action intended, designed or reasonably likely to facilitate the efforts of another person to acquire TeleBackup or any material portion of its capital stock;

     - furnish any nonpublic information regarding TeleBackup to another person;

     - engage in discussions with another person;

     - approve, endorse or recommend any proposal; or

     - enter into any letter of intent or agreement contemplating that type of transaction.

VERITAS

     Voting agreements with TeleBackup

     The following have entered into voting agreements with TeleBackup:

     - Warberg Pincus Investors, L.P.;

     - Mark Leslie;

     - Fred van den Bosch;

     - Peter Levine;

     - Joseph Rizzi;

     - Roel Pieper;

     - Jay Jones;

     - Ken Lonchar;

     - Geoff Squire;

     - Paul Sallaberry;

     - David Spenhoff;

     - Steven Brooks; and

     - William Janeway.

  Terms of voting agreements with TeleBackup

     These persons have agreed to vote their VERITAS common stock in favor of approval of the restated certificate of incorporation of VERITAS and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of VERITAS in the TeleBackup combination agreement.

AGREEMENTS WITH TELEBACKUP AFFILIATES

     The parties who signed the voting agreements with VERITAS described above also entered into agreements where they agreed that they will not sell, transfer, exchange, pledge or otherwise dispose of any securities they receive in TeleBackup combination unless:

     - the transaction is permitted under the provisions of rule 145(d) under the U.S. Securities Act;

     - the person has provided a written opinion of counsel reasonably satisfactory to New VERITAS and to New VERITAS' counsel that no registration under the Securities Act would be required in connection with the proposed sale or transfer;

     - a registration statement under the Securities Act covering the transaction has been filed with the SEC and made effective under the Securities Act; or

     - an authorized representative of the SEC has rendered written advice to the person to the effect that the SEC would take no action with respect to the proposed disposition.

VERITAS

ESCROW AGREEMENT

  Deposit of shares into escrow

     New VERITAS, Chase Manhattan Bank and the TeleBackup affiliates will enter into an escrow agreement. Under this agreement, certificates representing 10% of the total number of exchangeable shares which may be issued in the TeleBackup combination will be deposited with Chase Manhattan Bank as collateral to secure the indemnification obligations of the TeleBackup affiliates under the TeleBackup combination agreement. See "The TeleBackup Combination
Agreement -- Indemnification by TeleBackup affiliates" on page 137 for information on the indemnification obligations.

     Release of shares from escrow

     The escrow shares will be released from escrow one year after the closing of the TeleBackup combination. Any shares that have been delivered to New VERITAS in satisfaction of indemnification claims and any shares that are subject to pending but unresolved indemnification claims will be deducted from the shares to be distributed. So long as the escrow shares are held in escrow, the holders will be entitled to vote their escrow shares and will retain all incidents of ownership of the escrow shares that are not inconsistent with the terms of the TeleBackup combination agreement. Holders are entitled to receive any cash dividends or other distributions made in respect to the escrow shares, except for dividends paid in shares of New VERITAS common stock which will also be placed in escrow.

     How escrow claims are resolved

     Notice. Promptly upon becoming aware of any claim giving rise to indemnification rights under the TeleBackup combination agreement, New VERITAS will provide notice of the claim to the representative of the TeleBackup affiliates and the escrow agent.

     Uncontested claims. If the representative does not contest the claim or pay the amount demanded within 60 days of the notice, the escrow agent will transfer escrow shares to New VERITAS having a value equal to the amount of the claim. The value of the escrow shares is based on the closing price of VERITAS common stock on the Nasdaq National Market on the closing date of the TeleBackup combination.

     Contested claims. If the representative contests the claim, matters that are subject to third party claims brought against New VERITAS in a litigation or arbitration will await the final decision, award or settlement of the action. Matters that are subject to direct claims by New VERITAS will be settled by binding arbitration.

EMPLOYMENT AGREEMENTS

     Dr. Byron Osing, Mr. Thomas Glassford and Mr. Bruce Meyer will each enter into an employment agreement with New VERITAS and TeleBackup. These agreements provide that they will be employed by TeleBackup for a period of one year following consummation of the TeleBackup combination. Following this one year period, either New VERITAS, TeleBackup or the relevant employee can terminate the employment for any reason.

     Dr. Osing's agreement

     Dr. Osing will serve as a Vice President and General Manager of a business group within New VERITAS and will have an annual base salary of $120,000 together with

VERITAS

target annual bonus compensation of $120,000 subject to achieving certain business objectives.

     Mr. Glassford's agreement

     Mr. Glassford will serve as a Senior Manager, Software Engineering and will have an annual base salary of C$105,000, together with target annual bonus compensation of C$20,000 subject to achieving certain business objectives.

     Mr. Meyer's agreement

     Mr. Meyer will serve as Vice President, Remote Backup Products, and will have an annual base salary of $90,000, together with target annual sales commission compensation of $90,000.

     Stock options

     Dr. Osing, Mr. Glassford and Mr. Meyer will also receive options to purchase shares of New VERITAS common stock. These awards will be similar to those granted to employees of New VERITAS holding similar positions. The options will have an exercise price per share equal to the fair market value of the New VERITAS common stock on the date of grant and will be subject to the standard vesting criteria generally applicable to New VERITAS employee stock option grants.

     Severance payments

     The employment agreements also provide for severance payments to the employees in the event of the termination of their employment without cause during the term of the agreement.

NONCOMPETITION AGREEMENTS

     Dr. Osing, Mr. Glassford and Mr. Meyer will each enter into noncompetition agreements with New VERITAS and TeleBackup. These noncompetition agreements provide that, for a period of two years following the closing of the TeleBackup combination, the person will not engage in any business that is competitive with or substantially similar to the business conducted by TeleBackup at or prior to consummation of the TeleBackup combination.

     These persons have also agreed that, during this period, they will not solicit business on behalf of anyone other than TeleBackup or New VERITAS from any customer of TeleBackup. Furthermore, these persons will not solicit any employee or consultant of New VERITAS or TeleBackup to terminate their employment or services with New VERITAS or TeleBackup.

VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT

     At the closing of the TeleBackup combination, New VERITAS, VERITAS, Exchangeco and Montreal Trust Company of Canada, as trustee, will enter into a voting, support and exchange trust agreement. The agreement will provide for, among other things:

     - the issuance of the special voting stock to the trustee for the benefit of the holders of the Exchangeco exchangeable shares and the mechanism by which the holders receive notice of, and vote at, New VERITAS stockholder meetings;

VERITAS

     - the obligations of New VERITAS in connection with declaring dividends, distributions or other rights with respect to the New VERITAS common stock to ensure that the holders of Exchangeco exchangeable shares receive equivalent dividends, distributions or rights; and

     - the exchange rights of the trustee for the benefit of the holders of the Exchangeco exchangeable shares in the event of Exchangeco's or New VERITAS' insolvency or liquidation. See "Description of Exchangeco Share Capital -- Voting, support and exchange trust agreement" on page 264.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                    NEW VERITAS UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial statements consist of the New VERITAS unaudited pro forma combined condensed statement of operations for the year ended December 31, 1998 and the New VERITAS unaudited pro forma combined condensed balance sheet as of December 31, 1998.

  What these pro forma statements show

     The New VERITAS unaudited pro forma combined condensed financial statements give effect to the NSMG combination and the TeleBackup combination accounted for using the purchase method of accounting. The New VERITAS unaudited pro forma combined condensed statement of operations for the year ended December 31, 1998 assumes the NSMG combination and the TeleBackup combination took place on January 1, 1998. The New VERITAS unaudited pro forma combined condensed balance sheet assumes the NSMG combination and the TeleBackup combination took place on December 31, 1998.

     The New VERITAS unaudited pro forma combined condensed statement of operations combine VERITAS' and TeleBackup's historical results of operations for the year ended December 31, 1998 with the Network & Storage Management Group's twelve months ended January 1, 1999.

  Basis of presentation

     The New VERITAS unaudited pro forma combined condensed financial statements reflect the NSMG combination and the TeleBackup combination accounted for using the purchase method of accounting and have been prepared on the basis of assumptions described in the notes including assumptions relating to the allocation of the amount of consideration paid, to the assets and liabilities of the Network & Storage Management Group and TeleBackup based upon preliminary estimates of their fair value. The actual allocation of the consideration paid may differ from those assumptions reflected in the New VERITAS unaudited pro forma combined condensed financial statements after valuations and other procedures to be performed after the closing of the NSMG combination and the TeleBackup combination are completed.

  Charges for in-process research and development

     New VERITAS expects to incur charges to income related to in-process research and development currently estimated at $101.2 million as a result of the NSMG combination and $1.9 million as a result of the TeleBackup combination.

  Restructuring charges

     In addition, as a result of the NSMG combination, New VERITAS expects to incur a restructuring charge upon closing, currently expected in the second quarter of 1999, in the range of $8.0 million to $11.0 million, primarily related to exit costs with respect to duplicate facilities of VERITAS which New VERITAS plans to vacate. These costs are in addition to the liability for the estimated costs to vacate facilities of the Network & Storage Management Group business which will become duplicative upon the closing of the NSMG combination, which liability will be assumed by New VERITAS and included as a part of the purchase price. The New VERITAS unaudited pro forma combined condensed balance sheet includes the effect of these charges; however, the New VERITAS unaudited pro forma combined condensed statements of operations do not reflect these charges since they are non-recurring. These charges will be reflected in New VERITAS'

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

consolidated financial statements in the period the NSMG combination and TeleBackup combination are consummated.

  These pro forma unaudited combined condensed financial statements should be read with each company's financial statements

     The New VERITAS unaudited pro forma combined condensed financial statements should be read in conjunction with the related notes included in this document and the audited financial statements of VERITAS, the Network & Storage Management Group and TeleBackup, including the notes to each, that are included elsewhere, or incorporated by reference, in this document. The New VERITAS unaudited pro forma combined condensed financial statements do not necessarily indicate what the actual operating results or financial position would have been had the NSMG combination and the TeleBackup combination taken place on January 1, 1998 or December 31, 1998. They also do not purport to indicate New VERITAS' future results of operations or financial position.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                    NEW VERITAS UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               NEW
                                          VERITAS      NETWORK & STORAGE                                     VERITAS
                                          SOFTWARE        MANAGEMENT        TELEBACKUP                      PRO FORMA
                                        CORPORATION          GROUP         SYSTEMS INC.                      COMBINED
                                            YEAR         TWELVE MONTHS         YEAR                            YEAR
                                           ENDED             ENDED            ENDED                           ENDED
                                        DECEMBER 31,      JANUARY 1,       DECEMBER 31,    PRO FORMA       DECEMBER 31,
                                            1998             1999              1998       ADJUSTMENTS          1998
                                        ------------   -----------------   ------------   -----------      ------------
Net revenue:
  User license fees...................    $167,703         $188,072          $   934       $    (100)(15)   $  356,609
  Services............................      43,162           11,061            1,376          (1,050)(15)       54,549
                                          --------         --------          -------       ---------        ----------
        Total net revenue.............     210,865          199,133            2,310          (1,150)          411,158
Cost of revenue:
  User license fees...................       8,798           11,981              211            (700)(15)       20,290
  Services............................      20,663            2,917              345           2,384(2)         26,309
  Amortization of developed
    technology........................          --            3,985               --          58,425(6)         64,060
                                                                                               1,650(12)
                                          --------         --------          -------       ---------        ----------
        Total cost of revenue.........      29,461           18,883              556          61,759           110,659
                                          --------         --------          -------       ---------        ----------
Gross profit..........................     181,404          180,250            1,754         (62,909)          300,499
Operating expenses:
  Selling and marketing...............      76,392           75,905              994          (2,384)(2)       150,907
  Research and development............      40,239           33,677              824                            74,740
  General and administrative..........      10,505           21,121              930                            32,556
  In-process research and
    development.......................         600            6,800               --                             7,400
  Amortization of goodwill and other
    intangibles.......................          --           10,380               --         719,999(6)        761,482
                                                                                              31,103(12)
                                          --------         --------          -------       ---------        ----------
        Total operating expenses......     127,736          147,883            2,748         748,718         1,027,085
                                          --------         --------          -------       ---------        ----------
Income (loss) from operations.........      53,668           32,367             (994)       (811,627)         (726,586)
Interest and other income, net........      11,821              423               --                            12,244
Interest expense......................      (5,700)            (240)             (65)                           (6,005)
                                          --------         --------          -------       ---------        ----------
Income (loss) before income taxes.....      59,789           32,550           (1,059)       (811,627)         (720,347)
Provision for (benefit from) income
  taxes...............................       8,141           15,121               --         (47,188)(14)      (23,926)
                                          --------         --------          -------       ---------        ----------
Net income (loss).....................    $ 51,648         $ 17,429          $(1,059)      $(764,439)       $ (696,421)
                                          ========         ========          =======       =========        ==========
Net income (loss) per share --basic...    $   1.10                                                          $    (8.38)
                                          ========                                                          ==========
Net income (loss) per
  share -- diluted....................    $   1.00                                                          $    (8.38)
                                          ========                                                          ==========
Number of shares used in computing per
  share amounts -- basic..............      47,013                                            36,110            83,123
                                          ========                                         =========        ==========
Number of shares used in computing per
  share amounts -- diluted............      51,671                                            31,452            83,123
                                          ========                                         =========        ==========

           See accompanying Notes to New VERITAS Unaudited Pro Forma
                    Combined Condensed Financial Statements.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                    NEW VERITAS UNAUDITED PRO FORMA COMBINED
                            CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                                                               NEW
                                          VERITAS      NETWORK & STORAGE                                     VERITAS
                                          SOFTWARE        MANAGEMENT        TELEBACKUP                      PRO FORMA
                                        CORPORATION          GROUP         SYSTEMS INC.                      COMBINED
                                        DECEMBER 31,      JANUARY 1,       DECEMBER 31,    PRO FORMA       DECEMBER 31,
                                            1998             1999              1998       ADJUSTMENTS          1998
                                        ------------   -----------------   ------------   -----------      ------------
ASSETS
Current assets:
  Cash and cash equivalents...........    $139,086         $                 $ 4,001      $   21,011(1)     $  164,098
  Short-term investments..............      72,040                --              --                            72,040
  Loan receivable.....................          --            21,011                         (21,011)(1)            --
  Accounts receivable.................      52,697            23,706             427                            76,830
  Other current assets................      13,509             4,884              20            (203)(7)        15,210
                                                                                              (3,000)(15)
                                          --------         ---------         -------      ----------        ----------
        Total current assets..........     277,332            49,601           4,448          (3,203)          328,178
Long-term investments.................      31,925                --              --                            31,925
Property and equipment, net...........      26,518            11,455             560                            38,533
Goodwill and other intangibles, net...          --            34,891              --         (34,891)(1)     3,244,706
                                                                                           3,113,695(1)
                                                                                             131,011(8)
Other assets..........................      13,342                --              --                            13,342
                                          --------         ---------         -------      ----------        ----------
        Total assets..................    $349,117         $  95,947         $ 5,008      $3,206,612        $3,656,684
                                          ========         =========         =======      ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................    $  4,958         $   4,530         $   171      $       --        $    9,659
  Accrued compensation and benefits...      11,267            10,886              --                            22,153
  Other accrued liabilities...........      11,196             9,122             112            (700)(15)       19,730
  Income taxes payable................      13,424            12,704              --                            26,128
  Accrued acquisition and
    restructuring costs...............          --                --              --          33,500(3)         51,500
                                                                                               7,000(9)
                                                                                              11,000(16)
  Deferred revenue....................      37,645             5,790           1,850          (3,069)(1)        40,366
                                                                                              (1,850)(15)
                                          --------         ---------         -------      ----------        ----------
        Total current liabilities.....      78,490            43,032           2,133          45,881           169,536
Non-current liabilities:
  Convertible subordinated notes......     100,000                --              --                           100,000
  Other non-current liabilities.......         773               240             196                             1,209
  Deferred income taxes...............          --             1,021              --         172,800(7)        176,893
                                                                                               3,072(13)
                                          --------         ---------         -------      ----------        ----------
        Total non-current
          liabilities.................     100,773             1,261             196         175,872           278,102
Stockholders' equity:
  Common stock........................     199,858           258,884           6,159       2,769,340(4)      3,353,600
                                                                                             119,359(10)
  Accumulated deficit.................     (29,416)         (207,230)         (3,286)        106,030(5)       (143,966)
                                                                                               1,386(11)
                                                                                                (450)(15)
                                                                                             (11,000)(16)
  Deferred compensation...............         (32)               --              --                               (32)
  Accumulated other comprehensive
    income (loss).....................        (556)               --            (194)            194(8)           (556)
                                          --------         ---------         -------      ----------        ----------
        Total stockholders' equity....     169,854            51,654           2,679       2,984,859         3,209,046
                                          --------         ---------         -------      ----------        ----------
        Total liabilities and
          stockholders' equity........    $349,117         $  95,947         $ 5,008      $3,206,612        $3,656,684
                                          ========         =========         =======      ==========        ==========

           See accompanying Notes to New VERITAS Unaudited Pro Forma
                    Combined Condensed Financial Statements.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

     1. Basis of pro forma presentation

    NSMG combination

     The New VERITAS unaudited pro forma combined condensed financial statements reflect the contribution of assets and liabilities of the Network & Storage Management Group and the issuance of 34,606,432 shares of New VERITAS common stock which was based on the capitalization of VERITAS and Seagate Software as of March 31, 1999 and the closing price of VERITAS common stock of $80.75 per share on March 31, 1999. The actual value will be determined based on the average closing price per share of VERITAS common stock for a few days before and after the closing date. In addition, New VERITAS will offer holders of options to purchase Seagate Software common stock who become employees of New VERITAS the opportunity to exchange their options to purchase Seagate Software common stock into options to purchase New VERITAS common stock. Based on outstanding options as of March 31, 1999, New VERITAS would issue options to purchase a maximum of 3,372,417 New VERITAS shares, of which 1,369,874 options would be vested and 2,002,543 options would be unvested. The value of the options to be issued by New VERITAS in exchange for the Seagate Software options was determined by estimating their fair value as of March 31, 1999 using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk free interest rate of 5.15%;

     - dividend yield of 0.0%;

     - expected option life of 0.5 years for vested options;

     - expected option life of 3.0 years for unvested options; and

     - volatility factor of the expected market price of New VERITAS common stock of 0.65.

     The NSMG combination will be accounted for under the purchase method of accounting.

    TeleBackup combination

     The New VERITAS unaudited pro forma combined condensed financial statements also reflect the issuance of 1,503,682 shares for the outstanding equity interest of TeleBackup based on the capitalization of VERITAS and TeleBackup as of March 31, 1999 and the closing price of VERITAS common stock of $80.75 per share on March 31, 1999. The actual value will be determined based on the average closing price per share of VERITAS common stock for a few days before and after the closing date. The number of shares to be issued will increase if the average price per share of VERITAS common stock for a ten day period ending two days before the closing date falls below $45.44 per share. In addition, TeleBackup's outstanding options at the closing date will be exchanged for options to purchase New VERITAS shares. As of March 31, 1999, outstanding options to purchase 387,800 shares of TeleBackup common stock would be exchanged for options to purchase 51,318 shares of New VERITAS common stock, of which all the options would be vested. The value of the options to be issued by New VERITAS in the exchange for the TeleBackup options, was determined by estimating their fair value as of March 31,

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

1999 using the Black-Scholes option pricing model with the following weighted average assumptions:

     - risk-free interest rate of 5.15%;

     - dividend yield of 0.0%;

     - expected option life of 0.5 years; and

     - volatility factor of the expected market price of New VERITAS common stock of 0.65.

     The TeleBackup combination will be accounted for under the purchase method of accounting.

     The New VERITAS unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions relating to the allocation of the amount of consideration paid, to the assets and liabilities of the Network & Storage Management Group business and TeleBackup based on preliminary estimates of their fair value. The actual allocation of the amount such consideration may differ from that reflected in the New VERITAS unaudited pro forma combined condensed financial statements after valuations and other procedures to be performed after the closing of the NSMG combination and the TeleBackup combination have been completed. Below is a table of the estimated acquisition cost, purchase price allocation and annual amortization of the intangible assets acquired, in thousands:

                  NETWORK & STORAGE MANAGEMENT GROUP BUSINESS

                                                                                         ANNUAL
                                                                     AMORTIZATION     AMORTIZATION
                                                                         LIFE        OF INTANGIBLES
                                                                     ------------    --------------
Estimated acquisition cost
  Estimated value of securities to be issued..........
    Common stock......................................  $2,794,469
    Stock options.....................................     233,755
  Acquisition costs...................................      33,500
                                                        ----------
        Total estimated acquisition cost..............  $3,061,724
                                                        ==========

Purchase price allocation
  Tangible net assets acquired........................  $   19,832
  Intangible assets acquired:
    Distribution channel/OEM agreements...............     257,200         4            $ 64,300
    Developed technology..............................     233,700         4              58,425
    Trademark/assembled workforce/other intangibles...      37,110         4               9,278
    In-process research and development...............     101,200
    Goodwill..........................................   2,585,685         4             646,421
    Deferred tax liabilities..........................    (173,003)
                                                        ----------                      --------
        Total.........................................  $3,061,724                      $778,424
                                                        ==========                      ========

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                                   TELEBACKUP

                                                                                         ANNUAL
                                                                     AMORTIZATION     AMORTIZATION
                                                                         LIFE        OF INTANGIBLES
                                                                     ------------    --------------
Estimated acquisition cost
  Estimated value of securities to be issued............
    Common Stock........................................  $121,422
    Stock options.......................................     4,096
  Acquisition costs.....................................     7,000
                                                          --------
        Total estimated acquisition cost................  $132,518
                                                          ========

Purchase price allocation
  Tangible net assets acquired..........................  $  2,679
  Intangible assets acquired
    Distribution channel/OEM agreements.................     3,100        4             $   775
    Developed technology................................     6,600        4               1,650
    Trademark/assembled workforce.......................     1,630        4                 408
    In-process research and development.................     1,900
    Goodwill............................................   119,681        4              29,920
    Deferred tax liabilities............................    (3,072)
                                                          --------                      -------
        Total...........................................  $132,518                      $32,753
                                                          ========                      =======

     Tangible net assets of the Network & Storage Management Group business acquired principally include cash, accounts receivable, fixed assets and other current assets. Liabilities assumed principally include accounts payable, accrued compensation and other current liabilities.

     The tangible net assets of TeleBackup acquired principally include cash and fixed assets. Liabilities assumed principally include convertible debentures and other non-current liabilities.

     To determine the value of the developed technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. The analysis resulted in a valuation for developed technology which had reached technological feasibility and therefore was capitalizable. The developed technology is being amortized on the straight-line basis over its estimated useful life of four years which is expected to exceed the ratio of current revenues to the total of current and anticipated revenues.

     The value of the distribution channels and original equipment manufacturer agreements was determined by considering, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to New VERITAS and risks related to the viability of and potential changes to future target markets.

     The value of trademarks was determined by considering, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring, and training costs for each category of employee.

     The value allocated to projects identified as in-process research and development of the Network & Storage Management Group business and TeleBackup will be charged to expense upon consummation of the NSMG combination and the TeleBackup combination but has not been reflected in the New VERITAS unaudited pro forma combined condensed statements of operations as it is non-recurring in nature. However, this charge has been reflected in the New VERITAS unaudited pro forma combined condensed balance sheet.

     The write-offs were necessary because the acquired in-process research and development had not yet reached technological feasibility and had no future alternative uses. New VERITAS expects that the acquired in-process research and development will be successfully developed, but these products may not achieve commercial viability.

     The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were then discounted back to their net present value. The projected net cash flows from the projects were based on management's estimates of revenues and operating profits related to the projects.

     Management's overview of the in-process projects and the estimates for the remaining development efforts are described below:

  Network & Storage Management Group business products

     - Seagate Backup Exec for NT -- Backup Exec(TM) for Windows NT offers a compatible backup solution for Windows NT environments. Integrated wizards provide steps through routine operations and a new graphical user interface simplifies management tasks. Intelligent Disaster Recovery(TM) automates data recovery with the only point-in-time rapid recovery system. With its Microsoft common object model-based scaleable architecture, virus detection and cleaning, and agent accelerator technology, total cost of ownership is minimized, performance is maximized and data is secured. Management estimates the completion and release of version 8.0 of this product in September 1999.

     - Backup Exec for Netware -- Backup Exec for NetWare is the first NetWare 5 compatible data protection solution that offers reliability, high performance and full Netware directory services integration for enterprise-wide data sharing. To minimize total cost of ownership and administration overhead, ExecView provides centralized monitoring and management. Intelligent disaster recovery combined with "working set" backup delivers fast and reliable disaster recovery for every server protected by Backup Exec. Advanced barcode reader and media portal support provides ease-of-

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

       use and complete automation to further simplify network administration. Management estimates the completion and release of version 8.1 of this product in September 1999.

     - Storage Migrator(TM) -- Storage Migrator is a multi-tier hierarchical storage management application for Windows NT that delivers enterprise functionality to client/server environments. The product reduces the total cost of ownership by proactively managing inactive data, migrating it from on-line storage, such as disc drives, to near-line devices, such as optical drives, then finally to archival storage resources, such as tape devices over user defined periods of time. Management estimates the completion and release of this product in June 1999.

     - Desktop Management Suite(TM) -- Desktop Management Suite is a fully integrated suite of software solutions including network inventory, WinLand, software installation, or WinInstall, and software metering, or WinSmart or Desktop Management Suite centralizes the management of distributed network desktops by automating tasks such as inventory, software distribution, application metering, backup and remote control. Desktop Management Suite reduces the total cost of managing network desktops and standardizes the administration of desktops across the enterprise. Seagate has begun development to create a more complete personal computer client management solution with WinInstall and WinLand. Management estimates the completion and release of Desktop Management Suite version 4.0 and WinInstall version 7.0 in November 1999.

     - Manage Exec(TM) -- Manage Exec is a proactive server health monitoring, alerting and reporting solution that centralizes enterprise administration by providing information technology professionals with a unique view of servers worldwide and real-time problem analysis. Manage Exec is a powerful, simple, scaleable solution for managing the behavior of heterogeneous networks worldwide from one central location. Manage Exec automatically monitors, analyzes and reports on Windows NT and Novell NetWare systems health, establishes profiles of normal server and application behavior and proactively sends alerts when these policies are broken. As a result, problems that once may have resulted in catastrophic failure are now effectively resolved before network users are impacted. To make this product suitable for enterprise sales, Seagate began "enterprization." Management estimates the completion and release of version 6.0 of this product in September 1999.

     - NerveCenter(TM) -- NerveCenter is a market leading, rules-based event management application designed to ensure high levels of network and application availability. NerveCenter uses graphical network behavior models to filter through voluminous network messages, identify critical problems and automatically launch appropriate corrective actions. NerveCenter is the first end-to-end event management solution across network devices, applications and UNIX, Windows NT systems. version 4.0 was under development at the Network & Storage Management Group which would provide a basis for a storage area network management solution. Management estimates the completion and release of version 4.0 in 1999.

     - Policy Exec(TM) version 1.0 -- Policy Exec is a policy management system that creates policies according to goals, completely automates storage management tasks, and provides fault isolation and automated corrective action. Management estimates the completion and release of this product in May 1999.

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     - Replication Exec(TM) -- Replication Exec provides real time data protection for NT servers, back-up staging, rapid recovery, disaster protection bandwidth throttling, and intelligent data distribution. Replication Exec delivers the most flexible and intelligent data replication for Windows NT environments. It can efficiently and automatically duplicate files or file systems at any number of locations for complete data protection or information distribution. Replication Exec offers centralized management, high replication performance, minimal system overhead, both real-time and schedule-based replication, and selectable bandwidth usage. Replicate remote data to a central site for centralized backup, offload backup from production servers for 24x7 operations, or distribute information to any number of servers on the local area network or wide area network from a central site. In August 1998, the Network & Storage Management Group business released the first version of this product. However, this version does not have sufficient features to serve the enterprise customer. A next release version 2.0 was under development at the Network & Storage Management Group business to add these required features. Management estimates the completion and release of version 2.0 of this product in September 1999.

     TeleBackup was founded in 1995 to further the development of remote backup technology. TeleBackup is an information technology company that is developing dynamic software that allows corporations and end-users to backup their data remotely. TeleBackup's software initiates all backups automatically with no required intervention by the user. It also safeguards against disaster by storing the data at an offsite location. TeleBackup's unique features make the process of backing up large amounts of data significantly faster than any other known technology using standard modems.

  TeleBackup products

     - TSInfoPro 2.05 -- TSInfoPro is a new system for eliminating data loss designed to support Microsoft Windows 98. Features include enhanced compact disc disaster recovery, improved querying, open file manger, and encryption. Management estimates the completion and release of this product in April 1999.

     - TSInfoPro 3.00 -- An improved system for eliminating data loss with a graphical user interface. Features include increased bandwidth, redesigned client and server interfaces, file processing, and administrative applications. Significant development efforts were begun and TeleBackup including, creating a larger bandwith, a major redesign of the graphical user interface and changing 90% of the server to be available for NT. Management estimates the completion and release of this product in December 1999.

     Some of the potential risks involved in completing the development for the TeleBackup releases include, but are not limited to the following. The user interface development could be expensive due to the options and technologies needed in identifying the target customer. In addition, the hierarchical storage management and NetBackup will likely need some more modification to run or work well together.

     The server product is not quite available for NT, but is expected to be soon, and the admin. station for NT is in the beginning phase of several phases.

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     Research and development effort

     The Network & Storage Management Group business estimates approximately $6.0 million to complete the development of the identified in-process projects that are being acquired by VERITAS. TeleBackup estimates approximately $630,000 to complete the development of the identified in-process projects that are being acquired. The Network & Storage Management Group's and TeleBackup's research and development expenditure forecasts include, but are not limited to:

     - technology coding;

     - feasibility tests;

     - platform integration; and

     - alpha and beta testing.

     Due to the fact that the transactions have not been consummated, the calculations are preliminary. Therefore, more information will be forthcoming as the analysis is completed of the in-process research and development acquired at the Network & Storage Management Group and TeleBackup.

     Factors that could affect analysis.

     The following factors have the potential to affect analysis:

     - the effect of the uncertainty surrounding the successful development of the in-process research and development products is one of the many factors that comprise the selected discount rate;

     - there is risk associated with the revenue of all of the identified in-process research and development projects. The expected benefit from the in-process research and development projects is expected to occur at the release dates for each of the projects discussed previously; and

     - if any of the estimates for release dates, product life cycle, or product revenue are different, then there may be an impact on the future results of the company.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets.

     2. Pro forma net loss per share

     The New VERITAS unaudited pro forma combined condensed statement of operations has been prepared as if the NSMG combination and the TeleBackup combination had occurred at the beginning of the period presented. The pro forma basic and diluted net loss per share are based on the weighted average number of shares of VERITAS common stock outstanding during each period and the number of shares of New VERITAS common stock to be issued in connection with the NSMG combination and the TeleBackup combination. The following options and other potential common securities, based upon the options outstanding and closing price of VERITAS common

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

stock as of December 31, 1998 have not included in the computation of pro forma diluted net loss per share because their effect would be antidilutive.

                                                                  AS OF
                                                               DECEMBER 31,
                POTENTIAL COMMON SECURITIES                        1998
                ---------------------------                   --------------
                                                              (IN THOUSANDS)
VERITAS options outstanding.................................       8,211
Options to be issued in connection with the NSMG
  combination...............................................       3,482
Options to be issued in connection with the TeleBackup
  combination...............................................          78
Common stock issuable upon conversion of VERITAS'
  convertible notes.........................................       2,326
                                                                  ------
                                                                  14,097
                                                                  ======

     3. Conversion of TeleBackup to U.S. generally accepted accounting principles and US$

     The financial statements for TeleBackup which were prepared in accordance with Canadian generally accepted accounting principles have been conformed to U.S. generally accepted accounting principles for purposes of including them in the New VERITAS unaudited pro forma combined condensed financial statements. None of the adjustments necessary to conform the TeleBackup financial statements to U.S. generally accepted accounting principles were material to either the historical financial statements of TeleBackup or the New VERITAS unaudited pro forma combined condensed financial statements. The balance sheet and statements of operations for TeleBackup were translated to U.S. dollars using average exchange rates for the New VERITAS unaudited pro forma combined condensed statements of operations and period-end and historical exchange rates for the New VERITAS unaudited pro forma combined condensed balance sheet, as applicable.

     4. Pro forma adjustments

     The New VERITAS unaudited pro forma combined condensed financial statements give effect to the following pro forma adjustments:

      (1) To state the assets and liabilities of the Network Storage & Management Group business at their fair values.

      (2) To reclassify certain customer support costs of the Network & Storage Management Group business to cost of revenues to conform to VERITAS' presentation.

      (3) To reflect the accrual of acquisition costs arising from the NSMG combination, estimated to be approximately $33.5 million consisting of:

         - $17.8 million of direct transaction costs, consisting primarily of financial advisory services, legal, accounting and government filing fees;

         - $11.3 million for operating lease commitments on sales and administrative facilities of the Network & Storage Management Group business that become duplicative and will be vacated. The costs accrued represent operating lease obligations from the date the facilities are expected to be vacated through the end of the lease term, net of any anticipated sublease payments. New VERITAS expects that all duplicate facilities will be vacated within one year

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

           after consummation of the NSMG combination. The operating leases on these duplicate facilities have various termination dates through 2012; and

         - $4.4 million for liabilities related to involuntary employee termination benefits to be paid to Network & Storage Management Group business employees whose positions are redundant with current VERITAS positions and relocations of Network & Storage Management Group business employees whose function is being relocated to support a centralized infrastructure. The involuntary terminations and relocation benefits relate to employees across all functional organizations.

     New VERITAS expects that a plan will be finalized in the quarter following the consummation of the NSMG combination and initial execution of this plan will begin in the second quarter of 1999. New VERITAS also expects the plan to be fully implemented within one year from the consummation of the NSMG combination.

      (4) To reflect the elimination of the Network & Storage Management Group's contributed capital of $258.9 million and the issuance of New VERITAS common stock and stock options of $3,028.2 million in connection with the NSMG combination.

      (5) To reflect the elimination of the Network & Storage Management Group's accumulated deficit of $207.2 million and the write-off of in-process research and development $101.2 million.

      (6) To reflect amortization of goodwill, distribution channel/original equipment manufacturer agreements, developed technology and trademark/assembled workforce/other intangibles related to the NSMG combination.

      (7) To reflect the net tax effect of book/tax basis differences in the acquired intangibles, excluding goodwill and in-process research and development. Deferred tax assets have been recognized based on the projected reversal of taxable temporary differences and have been netted against deferred tax liabilities for purposes of allocating the purchase price related to the NSMG combination.

      (8) To state the assets and liabilities of TeleBackup at their fair values.

      (9) To reflect the accrual of acquisition costs arising from the TeleBackup combination, estimated to be approximately $7.0 million consisting of:

         - $6.3 million of direct transaction costs, consisting primarily of financial advisory services, legal, accounting and government filing fees;

         - $600,000 for liabilities related to involuntary employee termination benefits to be paid to TeleBackup employees whose positions are redundant with current VERITAS employee positions and relocations of TeleBackup employees whose function is being relocated to support a centralized infrastructure. The involuntary terminations and relocation benefits relate to engineering and administrative employees; and

         - $100,000 for operating lease commitments on facilities of TeleBackup that will be vacated. The costs accrued represent operating lease obligations from the date the facilities are expected to be vacated through the end of the lease term in 2000, net of any anticipated sublease payments. New VERITAS expects that all duplicate facilities will be vacated within one year after consummation of the Telebackup combination.

                    NOTES TO NEW VERITAS UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     New VERITAS expects that the plan will be finalized in the quarter following the consummation of the TeleBackup combination and initial execution of the plan will begin in the second quarter of 1999. New VERITAS also expects that the plan will be fully implemented within one year from the consummation of the TeleBackup combination.

     (10) To reflect the elimination of the TeleBackup's common stock of $6.2 million and the issuance of New VERITAS common stock and stock options of $125.5 million in connection with the TeleBackup combination.

     (11) To reflect the elimination of the TeleBackup's accumulated deficit of $3.3 million and the write-off of in-process research and development of $1.9 million.

     (12) To reflect amortization of goodwill, distribution channel/original equipment manufacturer agreements, developed technology, and trademark/assembled workforce related to the TeleBackup combination.

     (13) To reflect the net tax effect of book/tax basis differences in the acquired intangibles, excluding goodwill and in-process research and development. Deferred tax assets have been recognized based on the projected reversal of taxable temporary differences have been netted against deferred tax liabilities for purposes of allocating the purchase price related to the TeleBackup combination.

     (14) To reflect tax benefits for New VERITAS based upon pro forma losses incurred.

     (15) To eliminate the effect of the intercompany transactions between VERITAS and TeleBackup.

     (16) To reflect the accrual for restructuring costs to be incurred as a result of the NSMG combination of $11.0 million. The $11.0 million includes $10.0 million for costs to exit duplicate facilities of VERITAS which New VERITAS plans to vacate and $1.0 million for liabilities related to involuntary employee termination benefits to be paid to VERITAS employees.

     5. Effect of TeleBackup on pro forma combined condensed financial statements

     If the proposed business combination between VERITAS and TeleBackup is not consummated, the future operating results and financial position of New VERITAS will include only the combined operating results and financial position of VERITAS and the Network & Storage Management Group business. By excluding TeleBackup from the pro forma results, pro forma net revenues, net loss and net loss per share, total assets and stockholders' equity would be reduced by the amounts indicated below.

                                                                          YEAR ENDED
                                                                           OR AS OF
                                                                         DECEMBER 31,
                                                                             1998
                                                                   -------------------------
                                                                        (IN THOUSANDS,
                                                                   EXCEPT PER SHARE AMOUNTS)
Pro forma net revenues....................................                 $  1,160
Pro forma net loss........................................                 $ 32,219
Pro forma net loss per share..............................                 $   0.24
Pro forma total assets....................................                 $133,019
Pro forma stockholders' equity............................                 $123,168

                                                                         SEAGATE
SOFTWARE
VERITAS

                                SEAGATE SOFTWARE

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed financial statements consist of the Seagate Software unaudited pro forma condensed statements of operations for the year ended July 3, 1998, and for the six months ended January 1, 1999, and the Seagate Software unaudited pro forma condensed balance sheet as of January 1, 1999. The Seagate Software unaudited pro forma condensed financial statements give effect to the contribution by Seagate Software of the Network & Storage Management Group to New VERITAS in exchange for shares of New VERITAS and the issuance by New VERITAS of stock options to the Network & Storage Management Group employees who become employees of New VERITAS. The Seagate Software unaudited pro forma condensed statements of operations for the year ended July 3, 1998 and the six months ended January 1, 1999 give effect to the transaction as if it had taken place on June 28, 1997, the first day of the fiscal year ended July 3, 1998.

     The Seagate Software unaudited pro forma condensed balance sheet gives effect to the transaction as if it had taken place on January 1, 1999.

     The Seagate Software unaudited pro forma condensed statements of operations include the historical results of Seagate Software less the historical financial results of the Network & Storage Management Group plus Seagate Software's approximate 42% equity interest, on an outstanding share basis prior to consideration for the proposed TeleBackup combination, in the combined pro forma results of New VERITAS for the same periods as adjusted for the difference in the carrying amount of Seagate Software's investment and its equity interest in the underlying net assets of New VERITAS. The Seagate Software unaudited pro forma condensed financial statements are not necessarily indicative of what the actual financial results would have been had the transaction taken place on June 28, 1997 or January 1, 1999 and do not purport to indicate the future results of operations or financial position of Seagate Software.

     Upon the contribution of the Network & Storage Management Group business to New VERITAS in exchange for New VERITAS stock Seagate Software will record a gain on the exchange equivalent to the difference between the fair value of the New VERITAS stock received reduced by 42% and Seagate Software's basis in the assets exchanged also reduced by 42%. Because Seagate Software will own 42% of New VERITAS, including the Network & Storage Management Group, after the exchange, it will not recognize a gain on 100% of the contribution of the Network & Storage Management Group. Subsequent to the merger, Seagate Software will account for its investment in New VERITAS using the equity method. Under the equity method of accounting, Seagate Software will include in its financial results its share of the net income or loss of New VERITAS based upon the percentage of outstanding shares of New VERITAS owned by Seagate Software adjusted for the difference in Seagate Software's carrying value of its investment and its equity interest in New VERITAS' net assets. The results of New VERITAS will include the results of TeleBackup if the TeleBackup combination described elsewhere in this document is consummated. The Seagate Software unaudited pro forma statements have been prepared assuming the TeleBackup combination is consummated using the purchase method of accounting.

     In addition to the above, in a separate offering, Seagate Technology, the parent company of Seagate Software, will offer to purchase certain outstanding shares of Seagate Software common stock in exchange for Seagate Technology common stock. The accompanying Seagate Software unaudited pro forma condensed statements of operations

                                                                         SEAGATE
SOFTWARE
VERITAS

for the year ended July 3, 1998 and the six months ended January 1, 1999, reflect the purchase of these shares as if it had taken place on June 28, 1997, the first day of the fiscal year ended July 3, 1998. The Seagate Software unaudited pro forma condensed balance sheet reflects the purchase of these shares as if it had taken place on January 1, 1999.

     As a result of the contribution of the Network & Storage Management Group to New VERITAS and the issuance of Seagate Technology common stock pursuant to the exchange offer, Seagate Software preliminarily estimates that it will record a pre-tax gain of approximately $1,595 million and expenses related to write-offs of in-process research and development of approximately $93.5 million in the period these transactions are consummated. In addition, Seagate Software will record the value of certain intangible assets and goodwill that will be amortized over periods up to four years associated with the purchase of Seagate Software shares by Seagate Technology. The actual amount of the one-time gain and expenses, and the amount of intangible assets and goodwill recorded is dependent on a number of factors including, the price of VERITAS stock prior to the merger, the number and average exercise prices for VERITAS and Seagate Software stock outstanding prior to the merger, the number of shares of Seagate Software stock ultimately exchanged into shares of Seagate Technology stock, and the completion of a formal valuation by an independent third party.

     The Seagate Software unaudited pro forma condensed balance sheet as of January 1, 1999 reflects the recognition of the one-time gain and expenses for in-process research and development and compensation. The Seagate Software unaudited pro forma statements of operations include the recurring effect of the amortization of intangibles and goodwill and do not include the effect of the one-time recognition of gain on the contribution of the Network & Storage Management Group business to New VERITAS and one-time expenses related to in-process research and development and compensation. The gain and the charges related to in-process research and development as well as compensation will be reflected in Seagate Software's financial statements when the NSMG combination and the TeleBackup combination are consummated.

     The Seagate Software unaudited pro forma condensed financial statements have not given effect to a liquidation event resulting from the disposition of the Network & Storage Management Group business. Seagate Software's board of directors and officers and Seagate Technology have agreed that Seagate Software will continue to operate its Information Management Group business in addition to holding its interest in New VERITAS. As a result, a liquidation of Seagate Software would be inconsistent with the operating plan of Seagate Software. In anticipation of a favorable vote on Proposal 3: Amendment of Seagate Software certificate of incorporation, which will permit the NSMG combination without triggering a liquidation event, payments to the Series A preferred shareholders and special voting preferred stockholders have not been given pro forma effect.

     The Seagate Software unaudited pro forma condensed financial statements should be read in conjunction with the related notes and the audited financial statements of Seagate Software and the Network & Storage Management Group business, including the notes to each, that are included elsewhere or incorporated by reference in this document.

                                                                         SEAGATE
SOFTWARE
VERITAS

                      SEAGATE SOFTWARE UNAUDITED PRO FORMA
                       CONDENSED STATEMENT OF OPERATIONS
                            YEAR ENDED JULY 3, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                         PRO FORMA ADJUSTMENTS
                                                                     ------------------------------
                                                          LESS:         EQUITY
                                                        NETWORK &      INTEREST
                                                         STORAGE     IN OPERATIONS      PURCHASE OF
                                             SEAGATE    MANAGEMENT      OF NEW           MINORITY
                                             SOFTWARE     GROUP         VERITAS          INTEREST        PRO FORMA
                                             --------   ----------   -------------      -----------      ----------
Revenues:
  Licensing...............................   $243,285    $160,192                                        $   83,093
  Licensing from Seagate Technology.......      5,469       5,048                                               421
  Maintenance, support and other..........     44,472       9,806                                            34,666
                                             --------    --------      ---------         ---------       ----------
         Total revenues...................    293,226     175,046                                           118,180
Cost of revenues:
  Licensing...............................     16,963      13,714                                             3,249
  Licensing from Seagate Technology.......        539         411                                               128
  Maintenance, support and other..........     19,687       2,067                                            17,620
  Amortization of developed
    technologies..........................     13,271       7,143                        $     534(3.f)       6,662
                                             --------    --------      ---------         ---------       ----------
         Total cost of revenues...........     50,460      23,335                              534           27,659
                                             --------    --------      ---------         ---------       ----------
Gross profit..............................    242,766     151,711                             (534)          90,521
Operating expenses:
  Sales and marketing.....................    129,343      68,314                                            61,029
  Research and development................     47,173      31,677                                            15,496
  General and administrative..............     37,124      22,254                                            14,870
  In-process research and development.....      6,800       6,800                                                --
  Amortization of goodwill and other
    intangibles...........................     16,201      13,236                            5,685(3.f)       8,650
                                             --------    --------      ---------         ---------       ----------
         Total operating expenses.........    236,641     142,281                            5,685          100,045
                                             --------    --------      ---------         ---------       ----------
Income (loss) from operations.............      6,125       9,430                           (6,219)          (9,524)
Equity in income (loss) of New VERITAS,
  net of amortization of purchased
  intangibles.............................         --          --      $  26,924(3.a)                      (346,737)
                                                                        (365,582)(3.b)
                                                                          (8,079)(3.c)
Interest and other, net...................        (10)       (713)                                              703
                                             --------    --------      ---------         ---------       ----------
Income (loss) before income taxes.........      6,115       8,717       (346,737)           (6,219)        (355,558)
Benefit from (provision for) income
  taxes...................................    (15,385)     (5,861)       135,463(3.d)          373(3.g)     129,544
                                                                           3,232(3.e)
                                             --------    --------      ---------         ---------       ----------
Net income (loss).........................   $ (9,270)   $  2,856      $(208,042)        $  (5,846)      $ (226,014)
                                             ========    ========      =========         =========       ==========
Net income (loss) per common share:*
  Basic...................................   $ (56.33)                                                   $   (88.40)
  Diluted.................................   $ (56.33)                                                   $   (88.40)
Number of shares used in per share
  computations:*
  Basic...................................    164,571                                                     2,556,745
  Diluted.................................    164,571                                                     2,556,745


-------------------------
* The Network & Storage Management Group is an operating division of Seagate Software and it has no formal capital structure; accordingly, share and per share information is not presented.

         See accompanying Notes to Seagate Software Unaudited Pro Forma
                        Condensed Financial Statements.

                                                                         SEAGATE
SOFTWARE
VERITAS

                      SEAGATE SOFTWARE UNAUDITED PRO FORMA
                       CONDENSED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED JANUARY 1, 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                             LESS:          PRO FORMA ADJUSTMENTS
                                                           NETWORK &    ------------------------------
                                                            STORAGE     EQUITY INTEREST    PURCHASE OF
                                               SEAGATE     MANAGEMENT    IN OPERATIONS      MINORITY
                                              SOFTWARE       GROUP      OF NEW VERITAS      INTEREST      PRO FORMA
                                             -----------   ----------   ---------------    -----------    ----------
Revenues:
  Licensing................................  $   133,462    $97,671        $                $             $   35,791
  Licensing from Seagate Technology........        4,006      3,802                                              204
  Maintenance, support and other...........       29,462      5,927                                           23,535
                                             -----------    -------        --------         --------      ----------
         Total revenues....................      166,930    107,400                                           59,530
Cost of revenues:
  Licensing................................        6,160      5,025                                            1,135
  Licensing from Seagate Technology........          274        272                                                2
  Maintenance, support and other...........       12,317      1,733                                           10,584
  Amortization of developed technologies...        5,713      1,580                              267(3.f)      4,400
                                             -----------    -------        --------         --------      ----------
         Total cost of revenues............       24,464      8,610                              267          16,121
                                             -----------    -------        --------         --------      ----------
Gross profit...............................      142,466     98,790                             (267)         43,409
Operating expenses:
  Sales and marketing......................       75,896     40,975                                           34,921
  Research and development.................       26,341     17,903                                            8,438
  General and administrative...............       17,265     10,446                                            6,819
  Amortization of goodwill and other
    intangibles............................        6,736      5,152                            2,843(3.f)      4,427
                                             -----------    -------        --------         --------      ----------
         Total operating expenses..........      126,238     74,476                            2,843          54,605
                                             -----------    -------        --------         --------      ----------
Income (loss) from operations..............       16,228     24,314                           (3,110)        (11,196)
Equity in income (loss) of New VERITAS, net
  of amortization of purchased
  intangibles..............................           --         --          21,734(3.a)                    (165,097)
                                                                           (182,791)(3.b)
                                                                             (4,040)(3.c)
Interest and other, net....................        1,137        229                                              908
                                             -----------    -------        --------         --------      ----------
Income (loss) before income taxes..........       17,365     24,543        (165,097)          (3,110)       (175,385)
Benefit from (provision for) income
  taxes....................................       (8,878)   (11,220)         64,422(3.d)         186(3.g)     68,566
                                                                              1,616(3.e)
                                             -----------    -------        --------         --------      ----------
Net income (loss)..........................  $     8,487    $13,323        $(99,059)        $ (2,924)     $ (106,819)
                                             ===========    =======        ========         ========      ==========
Net income (loss) per common share:*
  Basic....................................  $     36.11                                                      (41.78)
  Diluted..................................  $      0.14                                                      (41.78)
Number of shares used in per share
  computations:*
  Basic....................................      235,012                                                   2,556,745
  Diluted..................................   61,572,394                                                   2,556,745


------------------------
* The Network & Storage Management Group is an operating division of Seagate Software and it has no formal capital structure; accordingly, share and per share information is not presented.

         See accompanying Notes to Seagate Software Unaudited Pro Forma
                        Condensed Financial Statements.

                                                                         SEAGATE
SOFTWARE
VERITAS

                      SEAGATE SOFTWARE UNAUDITED PRO FORMA
                            CONDENSED BALANCE SHEETS
                             AS OF JANUARY 1, 1999
                                 (IN THOUSANDS)

                                                  LESS:          PRO FORMA ADJUSTMENTS
                                                NETWORK &    ------------------------------
                                                 STORAGE     EQUITY INTEREST    PURCHASE OF
                                     SEAGATE    MANAGEMENT       IN NEW          MINORITY
                                    SOFTWARE      GROUP          VERITAS         INTEREST      PRO FORMA
                                    ---------   ----------   ---------------    -----------    ----------
ASSETS
Current assets:
  Cash............................  $     848    $    --       $       --        $ 11,704(3.q) $   12,552
  Accounts receivable, net........     59,292     23,706                                           35,586
  Inventories.....................      1,261        679                                              582
  Loan receivable from Seagate
    Technology and affiliates.....     18,276     21,011            2,735(3.h)                          0
  Other current assets............      5,863      4,205            5,945(3.i)                      7,603
                                    ---------    -------       ----------        --------      ----------
    Total current assets..........     85,540     49,601            8,680          11,704          56,323
Equipment and leasehold
  improvements, net...............     17,031     11,455                                            5,576
Goodwill and other intangibles,
  net.............................     44,677     34,891                           24,879(3.o)     34,665
Equity investment in New VERITAS..                              1,554,598(3.j)                  1,554,598
                                    ---------    -------       ----------        --------      ----------
        Total assets..............  $ 147,248    $95,947       $1,563,278        $ 36,583      $1,651,162
                                    =========    =======       ==========        ========      ==========
LIABILITIES AND
STOCKHOLDERS' EQUITY
Current liabilities:
  Loan payable to Seagate
    Technology....................  $      --    $    --       $    2,735(3.h)   $             $    2,735
  Accounts payable................     12,250      4,530                                            7,720
  Accrued employee compensation...     17,266     10,886                                            6,380
  Accrued expenses................     19,438      9,122                                           10,316
  Accrued income taxes............      6,759     12,704            5,945(3.i)                          0
  Deferred revenue................     17,952      5,790                                           12,162
                                    ---------    -------       ----------        --------      ----------
    Total current liabilities.....     73,665     43,032            8,680                          39,313
Deferred income taxes.............      1,021      1,021          612,816(3.k)      1,491(3.o)    614,307
Other liabilities.................        280        240                                               40
                                    ---------    -------       ----------        --------      ----------
        Total liabilities.........     74,966     44,293          621,496           1,491         653,660
                                    ---------    -------       ----------        --------      ----------
Common stock subject to
  repurchase......................      3,685         --               --          (2,317)(3.p)      1,368
Stockholders' equity
  Convertible preferred stock.....         55         --                                               55
  Common stock....................         --         --
  Additional paid-in capital......    346,650                                     111,453(3.o)    475,991
                                                                                    2,317(3.p)
                                                                                    3,867(3.l)
                                                                                   11,704(3.q)
  Retained earnings/(accumulated
    deficit)......................   (277,731)                  1,595,048(3.j)    (88,065)(3.o)    520,465
                                                                 (612,816)(3.k)    (3,867)(3.l)
                                                                  (92,104)(3.m)
  Group Equity....................                51,654           51,654(3.n)
  Accumulated other comprehensive
    income........................       (377)                                                       (377)
                                    ---------    -------       ----------        --------      ----------
    Total stockholders'
      equity/group equity.........     68,597     51,654          941,782        $ 37,409         996,134
                                    ---------    -------       ----------        --------      ----------
        Total liabilities and
          stockholders'
          equity/group equity.....  $ 147,248    $95,947       $1,563,278        $ 36,583      $1,651,162
                                    =========    =======       ==========        ========      ==========

         See accompanying Notes to Seagate Software Unaudited Pro Forma
                        Condensed Financial Statements.

                                                                         SEAGATE
SOFTWARE
VERITAS

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                         CONDENSED FINANCIAL STATEMENTS

     1. Pro forma basis of presentation

     These pro forma statements reflect the contribution of the Network & Storage Management Group business of Seagate Software to New VERITAS in exchange for the issuance of 34,606,432 shares of New VERITAS common stock representing an approximate 42% interest in New VERITAS on an outstanding share basis, approximately 36% on a fully converted basis, prior to consideration of shares to be issued in the TeleBackup transaction described below. The number of shares to be received in the exchange is based on the capitalization of Seagate Software and VERITAS as of March 31, 1999 and the closing price of VERITAS common stock of $80.75 per share on March 31, 1999. The actual value will be dependent on the average closing price per share of VERITAS common stock on the five days ending on the sixth business day prior to the closing date. In addition, New VERITAS will offer Network & Storage Management Group business employees who become employees of New VERITAS the opportunity to exchange their options to purchase Seagate Software common stock into options to purchase New VERITAS common stock. These pro rata financial statements assume that all eligible option holders will elect to exchange their options. Accordingly, based on the exchange ratio and 5,208,466 outstanding options held by employees of the Network & Storage Management Group as of March 31, 1999, New VERITAS would issue options to purchase 3,372,417 shares of New VERITAS stock to employees of the Network & Storage Management Group. The value of the options was determined based on the difference between the exercise price of the options and fair value of the underlying stock. This value has been included as a part of the estimated purchase price.

     Because Seagate Software will own 42% of New VERITAS, including the Network & Storage Management Group, after the exchange, it will not recognize a gain on 100% of the contribution of the Network & Storage Management Group. Seagate Software will record a gain on the exchange equivalent to the difference between 58% of the fair value of the New VERITAS stock received and 58% of Seagate Software's basis in the assets exchanged. Seagate Software will account for its investment in New VERITAS using the equity method. Seagate Software will allocate the difference between the recorded amount of its investment in New VERITAS and the amount of its underlying equity in the net assets of New VERITAS based upon the fair value of the underlying assets and liabilities of New VERITAS. Subsequent to the combination, Seagate Software's operating results will include 41% of the operating results of New VERITAS, adjusted to amortize the difference between the recorded amount of Seagate Software's investment and the amount of its underlying equity in the net assets of New VERITAS.

     New VERITAS plans to complete a transaction to purchase TeleBackup immediately subsequent to the combination with the Network & Storage Management Group. The Seagate Software unaudited pro forma condensed financial statements include the impact of the TeleBackup purchase by New VERITAS and the issuance of 1,555,000 shares of New VERITAS determined as of March 31, 1999 using the closing price of VERITAS common stock of $80.75 on March 31, 1999. The actual value of the TeleBackup combination will be determined based on the average closing price per share of VERITAS common stock for a few days before and after the closing date. Under the terms of the TeleBackup combination, the number of shares to be issued will increase if the average price per share of VERITAS common stock for a ten day period ending two days before

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

the closing date falls below $45.44 per share. In addition, TeleBackup's outstanding options at the closing date will be exchanged for options to purchase New VERITAS shares. As of March 31, 1999, options to purchase 51,318 shares of New VERITAS common stock would be exchanged for the outstanding options to purchase TeleBackup common stock. The value of the options was determined by estimating their fair value as of March 31, 1999 using the Black-Scholes option pricing model. This value has been included as a part of the estimated purchase price.

     In addition to the inclusion of the transactions described for New VERITAS, Seagate Technology will offer to purchase all outstanding shares of Seagate Software common stock in exchange for Seagate Technology common stock. The exchange ratio will be determined based on the estimated value of Seagate Software shares divided by the fair market value of Seagate Technology common stock. The estimated value of the Seagate Software shares will be determined based upon the sum of the fair value of the Network & Storage Management Group (as measured by the fair value of the shares to be received from New VERITAS) plus the estimated fair value for the Information Management Group of Seagate Software as determined by the Seagate Software board of directors plus the assumed proceeds from the exercise of all stock options, divided by the number of fully converted shares of Seagate Software. The purchase of shares will be accounted by Seagate Software as a purchase of minority interest and, accordingly, in these pro forma financial statements the fair value of the shares exchanged has been allocated to all of the identifiable tangible and intangible assets, including in-process research and development and goodwill, and liabilities of Seagate Software. The amounts allocated to in-process research and development will be expensed in the period in which the shares are exchanged.

     Seagate Software's board of directors will make the ultimate decision on the value of the Information Management Group business. The board of directors' determination will be based on a number of factors, including the Information Management Group business' historical and projected revenue, earnings and cash flow, as well as other factors including limited financial analyses performed by their financial advisor, Morgan Stanley & Co., Incorporated.

     Seagate Technology will not repurchase unvested options to purchase common stock of Seagate Software. Unvested Seagate Software stock options owned by the Network and Storage Management Groups' employees will be converted to unvested New VERITAS stock options, and unvested Seagate Software stock options owned by the Information Management Group and Seagate Technology employees will remain as unvested Seagate Software stock options. In addition, immediately prior to the VERITAS acquisition the vesting provision of all Seagate Software options will be accelerated to 1/48th per month retroactive to the date of grant. The option terms will be unchanged other than for the acceleration. Seagate Software estimates that options to purchase 1,790,893 shares of Seagate Software common stock (including options to purchase 885,922 shares held by NSMG employees) will be accelerated. Because the accelerated options are only held by current employees of Seagate Software, and because options held by NSMG employees will be exchanged into options in New VERITAS, no compensation expense will be recorded by Seagate Software.

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

     The Seagate Software unaudited pro forma condensed financial statements have been prepared based on assumptions relating to the fair value of the assets and liabilities of New VERITAS, TeleBackup and Seagate Software. The allocations are based on preliminary information and the actual amounts may differ from those reflected in the Seagate Software Unaudited Pro Forma Condensed Financial Statements after completion of valuations and other procedures. Below is a table of the computation of gain, asset and liability allocation and annual amortization of the intangible assets received:

                                  NEW VERITAS

                                 (IN THOUSANDS)

     COMPUTATION OF PRO RATA GAIN

Fair value of shares received..............................  $2,794,469
Times: Pro rata percentage to be accounted for at fair
  value....................................................       58.15%
                                                             ----------
Adjusted fair value of securities received.................  $1,625,087
                                                             ----------
Book value of NSMG.........................................  $   51,654
Times: Pro rata percentage to be accounted for at fair
  value....................................................       58.15%
                                                             ----------
Book value exchanged.......................................  $   30,039
                                                             ----------
Pro rata gain..............................................  $1,595,048
                                                             ==========
COMPUTATION OF INVESTMENT IN NEW VERITAS
Book value of NSMG.........................................  $   51,654
Times: Pro rata percentage to be accounted for at book
  value....................................................       41.85%
                                                             ----------
Portion of investment in New VERITAS with no step up in
  basis....................................................  $   21,615
Plus: Adjusted fair value of securities received...........   1,625,087
                                                             ----------
Investment in New VERITAS..................................  $1,646,702
                                                             ==========

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

                                                                            ANNUAL
                                                         AMORTIZATION    AMORTIZATION
                                              AMOUNT         LIFE       OF INTANGIBLES
                                            ----------   ------------   --------------
Allocation of Investment in VERITAS:
  Tangible assets.........................  $   75,507
  Intangible assets:
     Distribution channel.................       8,997    4 years          $  2,249
     Developed technology.................      47,286    4 years            11,822
     Trademark and workforce..............      16,697    4 years             4,174
     In-process research and
       development........................      42,641
Allocation of Investment in the Network
  and Storage Management Group:
  Tangible assets.........................      16,763
  Intangible assets:
     Distribution channel.................      66,285    4 years            16,571
     Developed technology.................      94,531    4 years            23,633
     Trademark and workforce..............      13,977    4 years             3,494
     In-process research and
       development........................      49,462
  Goodwill................................   1,214,556    4 years           303,639
                                            ----------                     --------
                                            $1,646,702                     $365,582
                                            ==========                     ========
Allocation of interest in Telebackup:
  Tangible assets.........................  $      755
  Intangible assets:
     Distribution channel.................       1,314    4 years          $    329
     Developed technology.................       2,711    4 years               678
     Trademark and workforce..............         670    4 years               168
     In-process research and
       development........................         780
     Goodwill.............................      49,158    4 years            12,290
     Deferred tax liability...............      (1,294)
                                            ----------                     --------
                                            $   54,094                     $ 13,465
                                            ==========                     ========

     The equity interest of Seagate Software in the amortization of TeleBackup intangibles will be recorded by Seagate Software net of the related New VERITAS statutory tax rate of approximately 40%.

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

              ACQUISITION OF MINORITY INTEREST OF SEAGATE SOFTWARE
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                            ANNUAL
                                                         AMORTIZATION    AMORTIZATION
                                              AMOUNT         LIFE       OF INTANGIBLES
                                            ----------   ------------   --------------
Allocation of minority interest purchase
  price
  Intangible assets
     Distribution channel.................  $    1,133    4 years           $  283
     Developed technology.................       2,134    4 years              534
     Trademarks and workforce.............         461    4 years              115
     In-process research and
       development........................       1,386
     Goodwill.............................      21,151    4 years            5,287
     Deferred tax liability...............      (1,491)
                                            ----------                      ------
          Total...........................  $   24,774                      $6,219
                                            ==========                      ======
Value of minority interests
  Options held by Seagate Software consultants...     32,337
  Average exercise price of Seagate
     Software options.....................  $     6.70
                                            ----------
       Proceeds from assumed exercise of
          Seagate Software options........  $      217
                                            ==========

  Shares of Seagate Software vested by
     employees and held for more than 6
     months...............................     445,632
  Options held by Seagate Software consultants...     32,337
                                            ----------
       Shares and options of Seagate
          Software........................     477,969
  Value of Seagate Software common stock
     per share............................  $    52.28
                                            ----------
       Value of Seagate Software common
          stock...........................  $   24,990
  Less: Proceeds from assumed exercise of
     Seagate Software options.............         217
                                            ----------
  Minority Interest purchase price........  $   24,774
                                            ==========
  Divided by: Market value of Seagate
     Technology common stock..............  $    29.56
                                            ----------
  Number of Seagate Technology shares
     issued for the minority interest.....     838,084
                                            ==========

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

                        COMPENSATION EXPENSE ACCOUNTING
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                              AMOUNT
                                            ----------
Value of Seagate Software common stock per
  share...................................  $    52.28
Less: Average exercise price of Seagate
  Software stock options..................        6.70
                                            ----------
Compensation expense per stock option.....  $    45.55
Times: Seagate Software stock options to
  be exchanged for Seagate Technology
  common stock............................   1,714,492
                                            ----------
Compensation expense for Seagate Software
  stock options exercised and exchanged
  for Seagate Technology common stock.....  $   78,095
                                            ----------
  Seagate Software stock held for less
     than 6 months and exchanged for
     Seagate Technology stock.............     163,033
                                            ----------
  Times: Value of Seagate Software common
     stock per share......................  $    52.28
                                            ----------
                                            $    8,524
                                            ----------
  Compensation expense....................  $   86,679
                                            ==========

                                                                  AMOUNT
                                                              --------------
Value for Seagate Software common stock:
  Market value of VERITAS common stock......................  $        80.75
  Total New VERITAS shares and options to be received in the
     transaction............................................      37,978,849
                                                              --------------
     Network & Storage Management Group valuation...........  $3,066,792,077
  Information Management Group valuation as determined by
     the board of directors.................................  $  325,000,000
  Total proceeds from assumed exercise of Seagate Software
     stock options..........................................  $  102,963,694
                                                              --------------
Seagate Software valuation..................................  $3,494,755,771
Total Seagate Software shares and options outstanding at
  January 1, 1999...........................................      66,840,979
Divided by: Value of Seagate Software common stock per
  share.....................................................  $        52.28

     Seagate Software intends to accelerate vesting on 87,395 restricted shares of Seagate Software common stock held by certain employees that would have otherwise expired. In connection with the acceleration, Seagate Software expects to record additional compensation expense of $3,867,000 in the period such acceleration is granted.

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

  Method for allocating purchase price

     Tangible net assets of New VERITAS principally include cash and investments, accounts receivable, fixed assets and other current assets. Liabilities principally include accounts payable, accrued compensation, and other accrued liabilities.

     The tangible net assets of TeleBackup acquired principally include cash and fixed assets. Liabilities assumed principally include convertible debentures and other non-current liabilities.

     To determine the value of the developed technology, the expected future cash flows attributable to all existing technology was discounted, taking into account risks related to the characteristics and applications of the technology, existing and future markets, and assessments of the life cycle stage of the technology. The analysis resulted in a valuation for developed technology which had reached technological feasibility and therefore was capitalizable. The developed technology is being amortized on the straight-line basis over its estimated useful life four years which is expected to exceed the ratio of current revenues to the total of current and anticipated revenues.

     The value of the distribution channels and original equipment manufacturer agreements was determined by considering, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning business relationships and risks related to the viability of and potential changes to future target markets.

     The value of trademarks was determined by considering, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     The value of the assembled workforce was derived by estimating the costs to replace the existing employees, including recruiting, hiring, and training costs for each category of employee.

     The value allocated to projects identified as in-process research and development at New VERITAS, TeleBackup and Seagate Software, for the minority interest acquired, will be charged to expense in the period the transactions close. These write-offs are necessary because the acquired technologies have not yet reached technological feasibility and have no future alternative uses. Seagate Software expects that the acquired in-process research and development will be successfully developed, but there can be no assurance that commercial viability of these products will be achieved.

     The nature of the efforts required to develop the purchased in-process research and development into commercially viable products principally relate to the completion of all planning, designing, prototyping, verification and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

     The value of the purchased in-process research and development for New VERITAS and TeleBackup was determined by estimating the projected net cash flows related to such

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

products, including costs to complete the development of the technology and the future revenues to be earned upon commercialization of the products. These cash flows were then discounted back to their net present value. The projected net cash flows from such projects were based on management's estimates of revenues and operating profits related to such projects.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets.

     2. Pro forma net loss per share

     The Seagate Software unaudited pro forma condensed statements of operations have been prepared as if the NSMG combination, the TeleBackup combination, and the purchase of shares of Seagate Software common stock by Seagate Technology had occurred at the beginning of the periods presented.

     The pro forma weighted average shares outstanding assumes the following:

  Estimated exercises of Seagate Software stock options
     prior to the closing date that will be repurchased by
     Seagate Technology.....................................  1,746,828
  Outstanding common stock held by current employees
     estimated to be purchased by Seagate Technology........    608,665
  Outstanding common stock held by former employees.........    138,753
  Outstanding common stock currently held by Seagate
     Technology.............................................     62,500
                                                              ---------
          Total common shares outstanding...................  2,556,746
                                                              =========

     3. Pro forma adjustments

     The Seagate Software unaudited pro forma statements give effect to the following pro forma adjustments:

          (a) Equity in income of New VERITAS computed at 41% based on estimated outstanding shares of New VERITAS owned by Seagate Software prior to the effect of the amortization of intangible assets, including goodwill, associated with the NSMG combination and the TeleBackup combination.

          (b) To reflect the amortization of intangibles and goodwill related to the NSMG combination.

          (c) To reflect the impact on Seagate Software's equity in the amortization of intangibles and goodwill related to the TeleBackup acquisition by New VERITAS.

          (d) To reflect the change in book/tax basis differences related to the investment in New VERITAS.

          (e) To reflect the provision of income taxes for Seagate Software's equity in the amortization of intangibles and goodwill related to the TeleBackup combination.

          (f) To reflect the amortization of developed technology and intangibles and goodwill associated with the purchase of Seagate Software common stock by Seagate Technology. The purchase of the minority interest by Seagate Technology is recorded

                           NOTES TO SEAGATE SOFTWARE
                              UNAUDITED PRO FORMA
                   CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                                                                         SEAGATE
SOFTWARE
VERITAS

     using fair values and is reflected as a capital contribution to Seagate Software by Seagate Technology and offsetting compensation expense or purchased in-process research and development and intangibles recorded by Seagate Software.

          (g) To reflect the reduction of deferred taxes associated with intangible assets related to the acquisition of Seagate Software shares by Seagate Technology.

          (h) To reclassify the loan receivable from Seagate Technology and affiliates to loan payable to Seagate Technology and affiliates.

          (i) To reclassify the debit balance in accrued income taxes payable to other current assets.

          (j) To record the step-up in basis for the investment in New VERITAS.

          (k) Deferred income tax liability provided on recognition of pro rata gain.

          (l) Contributed capital and compensation expense related to the acceleration of vesting of shares that would otherwise have expired.

          (m) Write-off of in-process research and development related to the NSMG combination.

          (n) To eliminate Group Equity from the Network & Storage Management Group.

          (o) To record purchased in-process research and development, compensation expense, intangibles and goodwill, deferred taxes and a capital contribution associated with the purchase of Seagate Software common stock by Seagate Technology.

          (p) To record the purchase of Seagate Software common stock subject to repurchase by Seagate Technology.

          (q) To record proceeds from vested options assumed exercised prior to purchase of minority interest of Seagate Software common stock by Seagate Technology.

     Effect of TeleBackup on pro forma condensed financial statements


     If the proposed business combination between VERITAS and TeleBackup is not consummated, the future operating results and financial position of Seagate Software will include only the equity in the combined operating results of VERITAS and the Network & Storage Management Group business. By excluding TeleBackup from the pro forma results, pro forma net loss and net loss per share for fiscal 1998 would be reduced by approximately $4.8 million and $1.90 per share, respectively. Pro forma net loss and net loss per share for the six months ended January 1, 1999 would be reduced by approximately $2.4 million and $0.95 per share, respectively. Pro forma net revenues, total assets and stockholders' equity would remain unchanged.

                                                                         SEAGATE
SOFTWARE
VERITAS

                       NETWORK & STORAGE MANAGEMENT GROUP
                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

     The combined financial data with respect to the fiscal years ended June 28, 1996, June 27, 1997 and July 3, 1998 are derived from the audited Combined Financial Statements of the Network & Storage Management Group business, which are included elsewhere in this document. The combined financial data set forth below with respect to the fiscal years ended July 1, 1994 and June 30, 1995 are derived from the unaudited Combined Financial Statements of the Network & Storage Management Group business which are not included in this document. The selected combined financial data set forth below as of January 1, 1999 and for the six months ended January 2, 1998 and January 1, 1999 were derived from unaudited combined financial statements of the Network & Storage Management Group business that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position of the Network & Storage Management Group business at that date and results of operations for those periods. The results for the six months ended January 1, 1999 are not necessarily indicative of the results for any future period. The following data should be read in conjunction with the combined financial statements of the Network & Storage Management Group and notes thereto included elsewhere in this document and in the section entitled "The Network & Storage Management Group -- Management's Discussion and Analysis of Financial Condition and Results of Operations" on the next page.

                                                                                                      SIX
                                                         YEAR ENDED                              MONTHS ENDED
                                    -----------------------------------------------------   -----------------------
                                    JULY 1,    JUNE 30,   JUNE 28,    JUNE 27,   JULY 3,    JANUARY 2,   JANUARY 1,
                                      1994       1995       1996        1997       1998        1998         1999
                                    --------   --------   ---------   --------   --------   ----------   ----------
                                                                    (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues..........................  $ 24,866   $ 81,325   $ 116,742   $141,502   $175,046    $83,313      $107,400
Gross profit......................    18,187     59,837      89,397    109,390    151,711     70,251        98,790
In-process research and
  development.....................        --     73,177      61,066         --      6,800         --            --
Write-down of goodwill, developed
  technology and intangibles......        --         --       2,157     13,091      1,900      1,900            --
Restructuring costs...............        --         --       9,502      2,524         --         --            --
Income (loss) from operations.....   (12,270)   (82,958)   (102,655)   (41,208)     9,430      1,377        24,314
Net income (loss).................  $ (7,356)  $(85,132)  $ (94,596)  $(33,200)  $  2,856    $(1,250)     $ 13,323

                                                                                AS OF
                                                   ---------------------------------------------------------------
                                                   JULY 1,   JUNE 30,   JUNE 28,   JUNE 27,   JULY 3,   JANUARY 1,
                                                    1994       1995       1996       1997      1998        1999
                                                   -------   --------   --------   --------   -------   ----------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.....................................  $13,089   $96,725    $137,600   $94,087    $74,721    $95,947
Group equity.....................................    6,950    44,919      64,315    34,601     38,033     51,654

     The Network & Storage Management Group business is an operating division of Seagate Software and has no formal capital structure; accordingly, per share information is not provided.

                                                                         SEAGATE
SOFTWARE
VERITAS

                     THE NETWORK & STORAGE MANAGEMENT GROUP
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Network & Storage Management Group develops and markets software products and provides related services enabling information technology professionals to manage distributed network resources and to secure and protect enterprise data. The Network & Storage Management Group operates in a single industry segment. Its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     The Network & Storage Management Group is an operating division of Seagate Software, which is a majority-owned and consolidated subsidiary of Seagate Technology. Seagate Technology is a data technology company that provides products for storing, managing and accessing digital information on computer systems. The Network & Storage Management Group is headquartered in Scotts Valley, California and has 17 offices and operations in seven countries worldwide.

     The statements of operations include all revenues and costs attributable to the Network & Storage Management Group, including allocations of certain corporate administration, finance, and management costs. These costs were proportionately allocated to the Network & Storage Management Group based on time studies and detailed inquiries performed with Seagate Software's corporate marketing and general and administrative departmental managers. In addition, some of Seagate Software's operations are shared locations involving activities of the Network & Storage Management Group and to other businesses of Seagate Software. Costs incurred in shared locations are allocated among the Seagate Software businesses based on identification of the costs as relating to the specific businesses. Where specific identification is not possible, the costs are allocated between the Network & Storage Management Group and other businesses of Seagate Software using methodologies that management believes are reasonable. Transactions and balances between entities and locations within the Network & Storage Management Group itself have been eliminated.

     From August 1994 to June 1996, Seagate Technology acquired seven software companies that were engaged in developing and marketing network and/or storage management software products. In addition, in February 1996, Seagate Technology merged with Conner in a transaction accounted for as a pooling of interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada for $85.1 million, which resulted in allocations to goodwill and other intangibles of $47.4 million, a writeoff of in-process research and development of $43.9 million and a deferred tax liability of $6.2 million. In June 1998, the Network & Storage Management Group acquired Eastman Software Storage Management Group, Inc., a subsidiary of Eastman Kodak Company, for $10.0 million in cash, which resulted in allocations to goodwill and other intangibles of $3.2 million and a writeoff of in-process research and development of $6.8 million. The accompanying financial statements present the combined results of operations of the acquired companies from the dates of acquisition.

     The Network & Storage Management Group operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June
30. Accordingly, fiscal 1998 ended on July 3, 1998, fiscal 1997 ended on June 27, 1997 and fiscal 1996 ended on

                                                                         SEAGATE
SOFTWARE
VERITAS

June 28, 1996. Fiscal 1998 was comprised of 53 weeks and fiscal years 1997 and 1996 were comprised of 52 weeks. Fiscal 1999 will be a 52-week year and will end on July 2, 1999.


     Arcada, which was acquired by the Network & Storage Management Group pursuant to Seagate Technology's merger with Conner, had a fiscal year that ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with the Network & Storage Management Group's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Network & Storage Management Group's fiscal year end, the Network & Storage Management Group's combined statement of operations for the year ended June 28, 1996 includes six months, July 1, 1995 through December 31, 1995, for Arcada which are also included in the Network & Storage Management Group's combined statement of operations for the year ended June 30, 1995. Arcada's duplicated results for the period from July 1, 1995 to December 30, 1995 includes revenues of $37.7 million, operating expenses of $29.3 million, and a net loss of $80,000.


BUSINESS COMBINATIONS


     Valuation methodology. In accordance with the provisions of Accounting Principles Board Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of Statement of Financial Accounting Standard No. 2.


     Intangible assets were identified through:

     - analysis of the acquisition agreement;

     - consideration of the Network & Storage Management Group's intentions for future use of the acquired assets; and

     - analysis of data available concerning the business's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates.

The economic and competitive environment in which the Network & Storage Management Group and the company to be acquired operate was also considered in the valuation analysis.

     Specifically, purchased research and development was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and the company to be acquired's management and the analysis of data provided by the company to be acquired concerning the company to be acquired's developmental products, their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased research and development project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Arcada Software, Inc.

     Overview

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.


     In accordance with Statement of Financial Accounting Standards No. 86, paragraph 38, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate Software purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were undergoing significant re-development.


     Assumptions

     Revenue

     Future revenue estimates were generated for the following product families:

     - Desktop;

     - NetWare; and

     - Windows NT.

     Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $234 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on:

     - aggregate revenue growth rates for the business as a whole;

     - individual product revenues;

     - growth rates for the storage management software market;

     - the aggregate size of the storage management software market;

     - anticipated product development and introduction schedules;

     - product sales cycles; and

     - the estimated life of a product's underlying technology.

     The estimated product development cycle of the new products ranged from 12 to 18 months. Actual revenues for calendar years 1997 and 1998 were less than those estimated.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Operating expenses

     Operating expenses used in the valuation analysis of Arcada included:

     - cost of goods sold;

     - general and administrative expense;

     - selling and marketing expense; and

     - research and development expense.

     In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels, as appropriate, and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% -- 30% for Desktop, 10% for NetWare and 5% for Windows NT. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996, 23% for fiscal 1997 and 13% for fiscal 1998.

     General and administrative expense. General and administrative expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing expense. Selling and marketing expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development expense. Research and development expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information, also referred to as "maintenance" research and development). Maintenance research and development includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance research and development expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (1) the weighted average cost of capital, approximately 13% to 15% at the date of acquisition of its parent, Seagate Technology, Inc. and (2) the weighted average return on assets, approximately 18%. The discount rate utilized for the in-process technology was determined to be higher than Seagate's weighted average cost of capital due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     Eastman Software Storage Management Group

     Overview

     Eastman Software Storage Management Group's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, the Network & Storage Management Group will be able to convert their Storage Migrator product into a stand-alone hierarchical storage management application for Windows NT environments. As of the date of acquisition, the Network & Storage Management Group abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition, the Network & Storage Management Group planned to phase out the product over the following 12 to 15 months. The Network & Storage Management Group's purpose for the acquisition was for the next generation technologies that were underway at Eastman, referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with statement of financial accounting standards no. 86, paragraph 38, "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although the Network & Storage Management Group purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

     Assumptions

     Revenue

     Future revenue estimates were generated for the following technologies:

     - OPEN/stor;

     - Sakkara; and

     - Phoenix.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on:

     - aggregate revenue growth rates for the business as a whole;

     - individual product revenues;

     - growth rates for the storage management software market;

     - the aggregate size of the storage management software market;

     - anticipated product development and introduction schedules;

     - product sales cycles; and

     - the estimated life of a product's underlying technology.

     Operating expenses

     Operating expenses used in the valuation analysis of Eastman included:

     - cost of goods sold;

     - general and administrative expenses;

     - selling and marketing expense; and

     - research and development expense.

     In developing future expense estimates, an evaluation of both the Network & Storage Management Group and Eastman's overall business model, specific product results, including both historical and expected direct expense levels as appropriate, and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996 and 1997.

     General and administrative expense. General and administrative expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing expense. Selling and marketing expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development expense. Research and development expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information, also referred to as "maintenance" research and development. Maintenance research and development includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance research and development expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

                                                                         SEAGATE
SOFTWARE
VERITAS

     In addition, as of the date of acquisition, the Network & Storage Management Group's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects the Network & Storage Management Group's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (1) the weighted average cost of capital, approximately 15% at the date of acquisition and (2) the weighted average return on assets, approximately 18%. The discount rate utilized for the in-process technology was determined to be higher than the Network & Storage Management Group's weighted average cost of capital due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than the Network & Storage Management Group's weighted average cost of capital, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     Calypso Software Systems, Inc.

     Calypso was a software developer in the enterprise network/system management market. Calypso provided software which was designed to enable companies to automate the management of their distributed applications. At the date of acquisition, Calypso had two main products: Maestro Vision and Atrium Extendible Management System for Spectrum. Both existing products, as of the acquisition date, were planned to be phased out over the following 24 months. Calypso, at the acquisition date, was in the process of developing the next generation Atrium Extendible Management System product that was to be sold stand-alone. Both Maestro and Atrium Extendible Management System for Spectrum were originally designed for use only on certain system platforms, Cabletron and Spectrum, respectively. However, Atrium Extendible Management System, stand-alone, would allow systems managers on any system platform to distribute software; monitor central processing units, memory, and operating system administration; manage applications, file systems, and print services; and perform UNIX and NT system administration.

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C++, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium Extendible Management System, stand-alone. The estimated cost to complete, at the date of acquisition, was approximately $750,000. These in-process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a change in Seagate Software's strategic direction, in the first quarter of fiscal 1998 Seagate Software disposed of all the developed and in-process technologies originally acquired from Calypso.

                                                                         SEAGATE
SOFTWARE
VERITAS

     OnDemand Software, Inc.

     OnDemand developed and marketed electronic software distribution products for network management in the client/server environment. OnDemand's flagship product was WinINSTALL. As of the date of acquisition, OnDemand was in the process of developing the next generation of WinINSTALL Version 6.0. A significant feature of Version 6.0 which is not available by any competitive product, was a rollback with clone capability, which would allow the user to selectively return a PC to a previous state upon installation failure or upon user demand. In order for WinINSTALL Version 6.0 to become a commercially viable product, OnDemand, as of the valuation date, had undergone or was in the process of undergoing significant development efforts, including:

     - developing rollback facilities, including clone capability;

     - expanding global editor to be included in the WinINSTALL registry file;

     - improving WinINSTALL Remote to ease package generation and distribution;

     - adding a feature that would allow optional electronic mail notification on installation failure and on installation refusals due to license limitations; and

     - expanding copy options and interactive install displays, adding substitution variables and allowing version control of backup files.

     As of the date of acquisition, Seagate Software management anticipated the costs to complete WinINSTALL Version 6.0 at approximately $920,000. Since the acquisition date, the acquired in-process research and development from OnDemand has been completed and the related products were released during fiscal 1997.

                                                                         SEAGATE
SOFTWARE
VERITAS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, line items in the Network & Storage Management Group's statements of operations expressed as a percentage of total revenue.

                                            FISCAL YEAR ENDED            SIX MONTHS ENDED
                                      -----------------------------   -----------------------
                                      JUNE 28,   JUNE 27,   JULY 3,   JANUARY 2,   JANUARY 1,
                                        1996       1997      1998        1998         1999
                                      --------   --------   -------   ----------   ----------
Revenues:
  Licensing.........................     88%        93%        91%        91%          91%
  Licensing from Seagate
     technology.....................      8          3          3          3            4
  Maintenance, support and other....      4          4          6          6            5
                                        ---        ---        ---        ---          ---
          Total revenues............    100        100        100        100          100
Cost of revenues:
  Licensing.........................     11          8          8          9            5
  Licensing from Seagate
     Technology.....................      3          1          *          *            *
  Maintenance, support and other....      *          1          1          1            2
  Amortization of developed
     technologies...................      9         12          4          6            1
                                        ---        ---        ---        ---          ---
          Total cost of revenues....     23         22         13         16            8
                                        ---        ---        ---        ---          ---
Gross profit........................     77         78         87         84           92
Operating expenses:
  Sales and marketing...............     48         48         39         40           38
  Research and development..........     28         24         18         19           17
  General and administrative........     17         18         13         14           10
  In-process research and
     development....................     52          *          4         --           --
  Amortization of goodwill and other
     intangibles....................     11         14          7          9            4
  Restructuring costs...............      8          2          *         --           --
                                        ---        ---        ---        ---          ---
          Total operating
             expenses...............    164        106         81         82           69
                                        ---        ---        ---        ---          ---
Income (loss) from operations.......    (87)       (28)         6          2           23
  Interest expense..................     (1)        (2)        (1)        (1)           *
  Other, net........................      *          *          *          *            *
                                        ---        ---        ---        ---          ---
     Interest and other, net........     (1)        (2)        (1)        (1)           *
                                        ---        ---        ---        ---          ---
Income (loss) before income taxes...    (88)       (30)         5          1           23
Benefit from (provision for) income
  taxes.............................      8          7         (3)        (2)         (10)
                                        ---        ---        ---        ---          ---
Net income (loss)...................    (80)%      (23)%        2%        (1)%         13%
                                        ===        ===        ===        ===          ===

-------------------------
* Less than 1%

RESTATEMENT OF FINANCIAL STATEMENTS

     The Network & Storage Management Group had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, the Network & Storage Management Group recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. The Network & Storage Management Group has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets." As a result, the Network & Storage Management Group has made adjustments to decrease the amounts of

                                                                         SEAGATE
SOFTWARE
VERITAS

goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported combined financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands, except per share amounts):

                                        AS REPORTED             AS RESTATED
                                   ---------------------   ---------------------
                                       AS OF AND FOR           AS OF AND FOR
                                      THE YEARS ENDED         THE YEARS ENDED
                                   ---------------------   ---------------------
                                   JUNE 27,     JULY 3,    JUNE 27,     JULY 3,
                                     1997        1998        1997        1998
                                   ---------   ---------   ---------   ---------
Amortization of goodwill........   $  23,987   $  12,456   $  20,250   $  13,236
Income (loss) from operations...     (44,945)     10,210     (41,208)      9,430
Net income (loss)...............     (36,937)      3,636     (33,200)      2,856
Goodwill and other intangible
  assets, net...................      52,480      38,374      56,217      41,331
Accumulated deficit.............    (227,146)   (223,510)   (223,409)   (220,553)

     The effect of this adjustment on previously reported combined financial statements as of and for the six months ended January 1, 1999 and January 2, 1998 is as follows (in thousands, except per share amounts):

                                         AS REPORTED               AS RESTATED
                                   -----------------------   -----------------------
                                        AS OF AND FOR             AS OF AND FOR
                                    THE SIX MONTHS ENDED      THE SIX MONTHS ENDED
                                   -----------------------   -----------------------
                                   JANUARY 2,   JANUARY 1,   JANUARY 2,   JANUARY 1,
                                      1998         1999         1998         1999
                                   ----------   ----------   ----------   ----------
                                         (UNAUDITED)               (UNAUDITED)
Amortization of goodwill........   $   7,618    $   4,762    $   8,008    $   5,152
Income (loss) from operations...       1,767       24,704        1,377       24,314
Net income (loss)...............        (860)      13,713       (1,250)      13,323
Goodwill and other intangible
  assets, net...................      40,124       32,324       43,471       34,891
Accumulated deficit.............    (228,006)    (209,797)    (224,659)    (207,230)

SIX MONTHS ENDED JANUARY 2, 1998 VERSUS SIX MONTHS ENDED JANUARY 1, 1999

    Revenues

     The Network & Storage Management Group's revenues are primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. The Network & Storage Management Group recognizes license revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition." Revenues from software license agreements are recognized at the time of product delivery. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Service revenues from training and consulting are recognized when such services are performed.

     Total revenues increased 29% from $83.3 million in the six months ended January 2, 1998 to $107.4 million in the six months ended January 1, 1999.

     License revenues grew 28% from $76.3 million in the six months ended January 2, 1998 to $97.7 million in the six months ended January 1, 1999 due primarily to increased sales of Seagate Backup Exec, the Network & Storage Management Group's leading

                                                                         SEAGATE
SOFTWARE
VERITAS

storage management product featuring backup and restore solutions for Microsoft's Windows NT Server and Windows NT workstation operating systems.

     Indirect revenues, which include distribution and original equipment manufacturer sales, increased 31% from $74.5 million in the six months ended January 2, 1998 to $97.4 million in the six months ended January 1, 1999.

     Direct revenues, which include corporate licensing and other direct sales to users, increased 14% from $8.8 million in the six months ended January 2, 1998 to $10.0 million in the six months ended January 1, 1999.

     Revenues increased within the Americas 22% from $56.1 million in the six months ended January 2, 1998 to $68.3 million in the six months ended January 1, 1999. Revenues grew internationally 44% from $27.2 million in the six months ended January 2, 1998 to $39.1 million in the six months ended January 1, 1999 due in part to the Network & Storage Management Group's continued expansion of its European distribution channel.

     Revenues from Seagate Technology increased 58% from $2.4 million in the six months ended January 2, 1998 to $3.8 million in the six months ended January 1, 1999 primarily due to increased sales of Seagate Backup Exec for Windows NT to Seagate Technology's original equipment manufacturer tape drive operations.

     Total maintenance, support and other revenues grew 26% from $4.7 million in the six months ended January 2, 1998 to $5.9 million in the six months ended January 1, 1999 primarily due to increases in the sales of maintenance agreements and training and consulting services resulting from a larger installed customer base.

    Cost of revenues

     The cost of revenues consists of amortization of acquired developed technology, royalties, product packaging, documentation, duplication, production and the cost of maintenance, technical support and consulting services. Acquired developed technology is amortized based on the greater of the straight-line method over its estimated useful life, 30 to 48 months or the ratio of current revenues to the total of current and anticipated future revenues.

     The total cost of revenues decreased 34% from $13.1 million in the six months ended January 2, 1998 to $8.6 million in the six months ended January 1, 1999.

     Cost of license revenues decreased from $7.1 million in the six months ended January 2, 1998 to $5.0 million in the six months ended January 1, 1999 and represented 9% and 5% of related license revenues, respectively.

     The cost of license revenues from Seagate Technology decreased from $307,000 in the six months ended January 2, 1998 to $272,000 in the six months ended January 1, 1999 and represented 13% and 7% of related license revenues, respectively. Both declines were due primarily to reductions in product packaging and documentation costs resulting from a shift in mix to CD-ROMs from disks and increased sales of higher-margin server products.

     The cost of maintenance, support and other revenues increased from $883,000 in the six months ended January 2, 1998 to $1.7 million in the six months ended January 1, 1999 and represented 19% and 29% of related service revenues, respectively. The increase was primarily due to expansion of the Network & Storage Management Group's professional services workforce necessary to support the growth in training and consulting revenues.

                                                                         SEAGATE
SOFTWARE
VERITAS

     The amortization of developed technology decreased from $4.7 million in the six months ended January 2, 1998 to $1.6 million in the six months ended January 1, 1999 representing 6% and 1% of total revenues, respectively. This decrease was primarily due to decreases in amortization expense based on lower levels of intangible assets because certain assets have become fully amortized.

    Sales and marketing

     Sales and marketing expenses consist primarily of personnel-related expenses, advertising, sales and marketing promotions and customer technical support costs. Sales and marketing expenses increased from $33.4 million in the six months ended January 2, 1998 to $41.0 million in the six months ended January 1, 1999 and represented 40% and 38% of total revenues, respectively. The increase was primarily due to increases in advertising, promotion and technical support costs in Europe and other international regions necessary to support the related revenue growth.

    Research and development

     Research and development expenses consist primarily of personnel-related expenses, depreciation of development equipment and facilities and occupancy costs. In accordance with statement of financial accounting standards No. 86, software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of the Network & Storage Management Group's products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant.

     Research and development expenses increased from $15.9 million in the six months ended January 2, 1998 to $17.9 million in the six months ended January 1, 1999 and represented 19% and 17% of total revenues, respectively. The increase was primarily due to increases in personnel and related expenses and the acquisition of development activities associated with the purchase of Eastman Software Storage Management Group, Inc.

    General and administrative

     General and administrative expenses consist primarily of personnel-related expenses for finance, legal, information technology, human resources, general management, fixed asset writedowns and outside services. General and administrative expenses decreased from $11.6 million in the six months ended January 2, 1998 to $10.4 million in the six months ended January 1, 1999 and represented 14% and 10% of total revenues, respectively. The decrease was primarily due to decreased information technology related expenses, partially offset by increases in other general and administrative expenses necessary to support the Network & Storage Management Group's growth.

                                                                         SEAGATE
SOFTWARE
VERITAS

    Amortization of goodwill and other intangibles

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over periods up to seven years. Other intangible assets consist of acquired trademarks, assembled workforces, distribution networks, developed technology, customer base, and covenants not to compete. Amortization of other intangibles, other than acquired developed technology, is provided based on the straight-line method over the respective useful lives of the assets ranging from one to five years.

     The amortization of goodwill and other intangibles decreased from $8.0 million in the six months ended January 2, 1998 to $5.2 million in the six months ended January 1, 1999. This amortization represented 10% of total revenues in the six months ended January 2, 1998 and 5% of total revenues in the six months ended January 1, 1999. The decrease was primarily due to decreases in amortization expense based on lower levels of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $1,900,000 during the quarter ended January 2, 1998, based on asset values for the assembled work forces and associated goodwill that had become impaired.

  Interest and other, net

     Total interest and other, net increased from a net expense of $667,000 in the six months ended January 2, 1998 to a net income of $229,000 in the six months ended January 1, 1999. This total interest and other, net represented 1% of total revenues in the six months ended January 2, 1998 and 0% of total revenues in the six months ended January 1, 1999. The increase in interest income and other, net was primarily due to lower interest expense on a lower level of outstanding borrowings from Seagate Technology.

  Income taxes

     The Network & Storage Management Group expects its annual effective tax rate on anticipated operating income for the 1999 fiscal year to approximate 46%. The projected effective tax rate exceeds the U.S. statutory rate primarily due to the amortization of goodwill which is not deductible for tax purposes, and foreign taxes on certain earnings generated in higher tax rate jurisdictions. This expected annual effective tax rate of 46% has been used to record the provision for income taxes for the six month period ended January 1, 1999 compared with a 276% effective tax rate used to record the provision for income taxes for the comparable year-ago period. The effective tax rate used to record the provision for the income taxes for the six month period ended January 2, 1998 was based on the expected annual effective tax rate applicable to anticipated fiscal 1998 operating income as adjusted for amortization of nondeductible goodwill.

     The Network & Storage Management Group is included in the consolidated federal and certain combined and consolidated state and foreign income tax returns of Seagate Technology. Seagate Technology and the Network & Storage Management Group have entered into a tax allocation agreement. Under certain terms of the tax allocation agreement, Network & Storage Management Group's ability to recognize the tax benefits of certain net operating loss carryforwards and foreign and domestic tax credits can be impacted by Seagate Technology's anticipated operating income for fiscal 1999. Accordingly, Network & Storage Management Group's expected annual effective tax rate of 46% on anticipated operating income may be subject to adjustment in future quarters.

                                                                         SEAGATE
SOFTWARE
VERITAS

FISCAL YEAR ENDED JUNE 27, 1997 VERSUS FISCAL YEAR ENDED JULY 3, 1998

  Revenues

     Total revenues increased 24% from $141.5 million in fiscal 1997 to $175.0 million in fiscal 1998.

     License revenues grew 23% from $130.7 million in fiscal 1997 to $160.2 million in fiscal 1998 due primarily to increased sales of Seagate Backup Exec, the Network & Storage Management Group's leading storage management product featuring backup and restore solutions for Microsoft's Windows NT Server and Windows NT Workstation operating systems.

     The Network & Storage Management Group continued to expand both its indirect and direct sales channels. Indirect revenues, which include distribution and original equipment manufacturer sales, increased 25% from $124.8 million in fiscal 1997 to $156.3 million in fiscal 1998 while direct revenues, which include corporate licensing and other direct sales to users, increased 12% from $16.7 million in fiscal 1997 to $18.7 million in fiscal 1998.


     Revenues increased within the Americas 13% from $102.2 million in fiscal 1997 to $115.3 million in fiscal 1998. Revenues grew internationally 52% from $39.3 million in fiscal 1997 to $59.7 million in fiscal 1998 due in part to the Network & Storage Management Group's continued expansion of its European distribution channel.


     Revenues from Seagate Technology increased 3% from $4.9 million in fiscal 1997 to $5.0 million in fiscal 1998 primarily due to increased sales of Seagate Backup Exec for Windows NT to Seagate Technology's original equipment manufacturer tape drive operations.

     Total maintenance, support and other revenues grew 66% from $5.9 million in fiscal 1997 to $9.8 million in fiscal 1998 primarily due to increases in the sales of maintenance agreements and training and consulting services resulting from a larger installed customer base.

     During fiscal 1998, the Network & Storage Management Group generated export revenues from the United States of approximately $57.8 million. Expenses from the Network & Storage Management Group's sales offices outside of the U.S. were approximately $20.1 million as remeasured to the U.S. dollar from foreign currencies. The principal currency for the sales offices is the British pound. The Network & Storage Management Group believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.

  Cost of revenues

     The cost of license revenues increased from $11.8 million in fiscal 1997 to $13.7 million in fiscal 1998 and remained consistent at 9% of related license revenues during both fiscal years.

     The cost of license revenues from Seagate Technology decreased from $1.8 million in fiscal 1997 to $411,000 in fiscal 1998 and represented 37% and 8% of related license revenues, respectively. The decrease was due primarily to reductions in product packaging and documentation costs resulting from a shift in mix to CD-ROMs from disks and increased sales of higher-margin server products.

     The cost of maintenance, support and other revenues increased from $789,000 in fiscal 1997 to $2.1 million in fiscal 1998 and represented 13% and 21% of related service

                                                                         SEAGATE
SOFTWARE
VERITAS

revenues, respectively. This increase was primarily due to expansion of the Network & Storage Management Group's professional services workforce necessary to support the growth in training and consulting revenues. The lower service revenue margins in 1998 were primarily due to increased spending for additional personnel and new facilities to support higher levels of customer support services, such as training, consulting and preferred technical support.

     The amortization of developed technology decreased from $17.7 million in fiscal 1997 to $7.1 million in fiscal 1998 and represented 12% and 4% of total revenues, respectively. The decrease was primarily due to higher write-downs in fiscal 1997 of certain developed technologies amounting to approximately $6.9 million as a result of asset values that had become impaired based on reductions in estimated future cash flows and decreases in amortization expense based on lower levels of intangible assets.

     In 1997 the unamortized software costs were reviewed under the guidance of Statement of Financial Accounting Standards No. 86 for potential impairment. The Network & Storage Management Group compared the net realizable value on a product by product basis to the unamortized costs. Impairments were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. Additionally in 1997, the Network & Storage Management Group incurred a write-off to expected net realizable value related to the decision to close down and sell one of its acquisitions, Calypso Software Systems, Inc. The Network and Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.

     The write-downs of inventory to net realizable value in fiscal 1998 were the result of new product introductions and, in the second quarter of fiscal 1998, the consolidation of the Network & Storage Management Group's fulfillment warehouses to a single outsourcing partner. As a result of the change in strategy to move to a single outsourcing partner, the Network & Storage Management Group was required contractually to purchase components from some of its terminated vendors. This inventory was reviewed in conjunction the new outsourcing partner and the components that were excess or obsolete were written down.

     The inventory write-down in fiscal 1997 related to Sytron products for which the decision was made in 1997 to no longer market these products.

  Sales and marketing

     Sales and marketing expenses increased slightly from $68.2 million in fiscal 1997 to $68.3 million in fiscal 1998. These expenses represented 48% of total revenues in fiscal 1997 and 39% of total revenues in fiscal 1998. The slight increase was primarily due to increases in advertising, promotion and technical support costs necessary to support revenue growth. These increases were partially offset by reductions in workforce in fiscal 1997 due to facility consolidations.

  Research and development

     Research and development expenses decreased from $33.6 million in fiscal 1997 to $31.7 million in fiscal 1998. These expenses represented 24% of total revenues in fiscal 1997 and 18% of total revenues in fiscal 1998. The decrease was primarily due to facility consolidations and reductions in workforce in fiscal 1997.

                                                                         SEAGATE
SOFTWARE
VERITAS

  General and administrative

     General and administrative expenses decreased from $26.0 million in fiscal 1997 to $22.3 million in fiscal 1998. These expenses represented 18% of total revenues in fiscal 1997 and 13% of total revenues in fiscal 1998. The decrease was primarily due to decreases in personnel-related expenses from facility consolidations and reductions in workforce in fiscal 1997 and decreased legal costs.

  Write-off of in-process research and development

     During fiscal 1998, $6.8 million of in-process research and development was written off in connection with the purchase of Eastman Software Storage Management Group, Inc.

  Amortization of goodwill and other intangibles

     The amortization of goodwill and other intangibles decreased from $20.3 million in fiscal 1997 to $13.2 million in fiscal 1998. This amortization represented 14% of total revenues in fiscal 1997 and 8% of total revenues in fiscal 1998. The decrease was primarily due to decreases in amortization expense based on lower levels of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $6.2 million in fiscal 1997 versus $1.9 million in fiscal 1998 as a result of asset values that had become impaired.

     Long-lived assets other than developed technology, including associated goodwill, are assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 121 (SFAS 121), and any write-offs or write-downs are included in amortization of goodwill and other intangibles. Goodwill not under the scope of SFAS 121 is assessed for impairment under the guidance of Accounting Principles Board No. 17, and any write-offs or write-downs are also included in amortization of goodwill and other intangibles. Developed technology is assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 86, and any related write-offs or write-downs are included in costs of revenues. During fiscal 1997 and 1998, the Network & Storage Management Group recorded impairment charges for write-offs and write-downs of acquired intangible assets and goodwill, exclusive of amounts relating to developed technology as follows:

     In 1997, the Network & Storage Management Group determined that it would abandon and discontinue selling substantially all of the current and future products and technologies obtained in the 1994 acquisition of Palindrome Corporation in favor of selling and supporting the current and future products and technologies obtained in the 1996 acquisition of Arcada Holdings, Inc. Additionally, in 1997, the Network & Storage Management Group decided to close down and sell Calypso Software Systems, Inc. and to abandon and discontinue sales of the developed and future DOS products and technologies acquired from Frye Computer Systems, Inc. In connection with these determinations, the Network & Storage Management Group recorded impairment charges to write-off and write-down goodwill amounting to approximately $6.2 million.

     In 1998, the Network & Storage Management Group assessed the recoverability of long-lived assets and as a result wrote-off assembled workforce and related goodwill amounting to $1.9 million for Network Computing, Inc., Netlabs, Inc. and Creative Interaction Technologies, Inc.

                                                                         SEAGATE
SOFTWARE
VERITAS

  Restructuring

     Restructuring charges were $2.5 million in fiscal 1997 and none in fiscal 1998. See management's discussion and analysis of restructuring costs for the fiscal year ended June 28, 1996 versus fiscal year ended June 27, 1997.

  Interest and other, net

     Total interest and other, net decreased from a net expense of $2.6 million in fiscal 1997 to a net expense of $713,000 in fiscal 1998, representing 2% and 1% of total revenues, respectively. The decrease in interest and other, net was primarily due to lower interest expense on a lower level of average outstanding borrowings from Seagate Technology.

  Income taxes

     The Network & Storage Management Group recorded a $10.6 million benefit from income taxes at an effective rate of 24% for fiscal 1997 compared with a $5.9 million provision for income taxes at an effective rate of 67% in fiscal 1998. The effective rate used to record the provision for income taxes in fiscal 1998 was greater than the statutory rate primarily due to foreign taxes in excess of the U.S. statutory tax rate, state income taxes, and goodwill amortization for certain acquisitions that was not deductible for tax purposes. The effective rate used to record the benefit from income taxes in fiscal 1997 was less than the statutory rate primarily due to increases in the valuation allowance for deferred tax assets and goodwill amortization for certain acquisitions that were not deductible for tax purposes.

FISCAL YEAR ENDED JUNE 28, 1996 VERSUS FISCAL YEAR ENDED JUNE 27, 1997

  Revenues

     Total revenues increased 21% from $116.7 million in fiscal 1996 to $141.5 million in fiscal 1997.

     The increase in licensing revenues was due in part to growth in the market for storage management software products and related services, expansion of the Network & Storage Management Group's European distribution channels and increased sales of Seagate Backup Exec for Windows NT.

     The increase in maintenance, support and other revenues was due in part to higher training and consulting revenues resulting from a larger customer base.

     Additionally, the fiscal 1997 results included a full year of operations for the fiscal 1996 acquisition of OnDemand Software, Inc., which resulted in increases in licensing revenues of approximately $6.8 million in fiscal 1997 as compared with fiscal 1996.

     During fiscal 1997, the Network & Storage Management Group generated export revenues from the United States of approximately $40.7 million. Expenses from the Network & Storage Management Group's sales offices outside of the U.S. were approximately $15.7 million as remeasured in the U.S. Dollar from foreign currencies, principally the British Pound. The principal currency for such operations is the British Pound. The Network & Storage Management Group believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.

                                                                         SEAGATE
SOFTWARE
VERITAS

  Cost of revenues

     The total cost of revenues increased from $27.3 million in fiscal 1996 to $32.1 million in fiscal 1997 and represented 23% of total revenues in fiscal 1996 and 22% of total revenues in fiscal 1997. The majority of the increase in absolute dollars was due to an increase in the amortization of acquired developed technology due to a higher level of intangible assets. Additionally, in fiscal 1997 the Network & Storage Management Group wrote off and wrote down certain developed technologies amounting to approximately $6.9 million as a result of asset values that had become impaired based on the Network & Storage Management Group's phasing out of certain products.


     In 1997 the unamortized software costs were reviewed under the guidance of Statement of Financial Accounting Standards No. 86 for potential impairment. The Network & Storage Management Group business compared the net realizable value on a product by product basis to the unamortized costs including goodwill. Impairments were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. Additionally in 1997, the Network & Storage Management Group incurred a write-off related to the decision to close down and sell one of its acquisitions, Calypso Software Systems, Inc. The write-off was to the expected net realizable value. The Network and Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.


     The inventory write-down in fiscal 1997 related to Sytron products for which the decision was made in 1997 to no longer market these products.

  Sales and marketing

     Sales and marketing costs increased from $55.9 million in fiscal 1996 to $68.2 million in fiscal 1997 and represented 48% of total revenues in both periods. The increase in absolute dollars was due to increased personnel, advertising and promotion costs necessary to support revenue growth and the expansion of the Network & Storage Management Group's European distribution channel. Additionally, the fiscal 1997 results included a full year of operations for the Network & Storage Management Group's fiscal 1996 acquisitions compared with a partial year of operations in fiscal 1996.

  Research and development

     Research and development expenses increased from $32.5 million in fiscal 1996 to $33.6 million in fiscal 1997. These expenses represented 28% of total revenues in fiscal 1996 and 24% total revenues in fiscal 1997. The increase in absolute dollars was primarily due to increases in new product development and localization costs, partially offset by facility consolidations and reductions in workforce. Additionally, the fiscal 1997 results included a full year of operations for the Network & Storage Management Group's fiscal 1996 acquisitions compared with a partial year of operations in fiscal 1996.

  General and administrative

     Total general and administrative expenses increased from $20.0 million in fiscal 1996 to $26.0 million in fiscal 1997. These expenses represented 17% of total revenues in fiscal 1996 and 18% of total revenues in fiscal 1997. The increase in absolute dollars was primarily due to increases in corporate administrative expenses, information systems and legal costs necessary to support the Network & Storage Management Group's growth. Additionally, the fiscal 1997 results included a full year of operations for the Network &

                                                                         SEAGATE
SOFTWARE
VERITAS

Storage Management Group's fiscal 1996 acquisitions compared with a partial year of operations in fiscal 1996.

  Write-off of in-process research and development

     During fiscal 1996, total write-offs of in-process research and development were $61.1 million as a result of the Network & Storage Management Group's fiscal 1996 acquisitions.

  Amortization of goodwill and other intangibles

     Amortization of goodwill and other intangibles increased from $13.0 million in fiscal 1996 to $20.3 million in fiscal 1997. This amortization represented 11% of total revenues in fiscal 1996 and 14% of total revenues in fiscal 1997. The increase in absolute dollars was primarily due to increased amortization expense on a higher level of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $6.2 million as a result of asset values that had become impaired.

     Long-lived assets other than developed technology, including associated goodwill, are assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 121 (SFAS 121), and any write-offs or write-downs are included in amortization of goodwill and other intangibles. Goodwill not within the scope of SFAS 121 is assessed for impairment under the guidance of Accounting Principals Board No. 17, and any write-downs or write-offs are also included in amortization of goodwill and other intangibles. Developed technology is assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 86, and any related write-offs or write-downs are included in costs of revenues. During 1997 and 1996, the Network & Storage Management Group recorded impairment charges for write-offs and write-downs of acquired intangible assets and goodwill, exclusive of amounts relating to developed technology as follows:

     In 1996, the former owner of Frye Computer Systems, Inc., a 1995 acquisition, Mr. Frye, left the Network & Storage Management Group. With his departure, the Network & Storage Management Group decided to release Mr. Frye from his remaining non-compete period and to not use the Frye name trademark in future periods. As a result, the remaining carrying value of the intangible assets relating to the covenant not to compete and the trademark, and associated goodwill, totaling $2.2 million were written off in their entirety.

     In 1997, the Network & Storage Management Group determined that it would abandon and discontinue selling substantially all of the current and future products and technologies obtained from the 1994 acquisition of Palindrome Corporation in favor of selling and supporting the current and future products and technologies obtained from the 1996 acquisition of Arcada Holdings, Inc. Additionally, in 1997, the Network & Storage Management Group decided to close down and sell Calypso Software Systems, Inc. and to abandon and discontinue sales of the developed and future products and technologies acquired from Frye Computer Systems, Inc. In connection with these determinations, the Network & Storage Management Group recorded write-offs and write-downs of goodwill amounting to approximately $6.2 million.

  Restructuring

     Fiscal 1996 charges. Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of

                                                                         SEAGATE
SOFTWARE
VERITAS

Arcada Holdings, Inc. in February 1996. As a result of the acquisition, the Network & Storage Management Group business had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation acquisition in fiscal 1995. The Network & Storage Management Group determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was approved by the Seagate Software board of directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, the Network & Storage Management Group's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue relating to products acquired from Palindrome for fiscal 1996 was $15.9 million and the net operating loss relating to products acquired from Palindrome for fiscal 1996 was $2.1 million. For fiscal 1997, the revenue relating to products acquired from Palindrome was $3.3 million and the net operating loss relating to products acquired from Palindrome for fiscal 1997 was $3.7 million.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority pooling of interests by Seagate Technology.

     Fiscal 1997 charges. The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of the Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-cash charges for excess facilities and the write down of equipment. In addition, the $3.4 million included amounts related to the decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the fiscal 1996 acquisition of Calypso Software Systems, Inc. and to shut down its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to products acquired from Calypso for fiscal 1996 was $444,000 and $53,000 respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Calypso was $640,000 and $47,000 respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

                                                                         SEAGATE
SOFTWARE
VERITAS

     A summary of Network & Storage Management Group business restructuring activities for the past three years is provided below in thousands:

                        SEVERANCE                                                          CONTRACT     LEGAL AND
                       AND EMPLOYEE                                                      CANCELLATION   ACCOUNTING    OTHER
                         BENEFITS     FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES      EXPENSES
                       ------------   ----------   ---------   ---------   -----------   ------------   ----------   --------
1996 restructuring
  charges............     $1,554        $1,571      $ 1,018      $ 300       $ 4,312         $67          $ 525       $ 155
Cash charges.........       (518)           --           --         --            --          --           (568)         --
Non-cash charges.....         --          (121)        (116)        --        (4,052)         --             --        (138)
                          ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances,
  June 28, 1996......      1,036         1,450          902        300           260          67            (43)         17
1997 restructuring
  charges............        770           505          728         --         1,378          --             --         100
Cash charges.........       (975)         (915)          --         --            --          --             --          --
Non-cash charges.....         --           (72)         (44)        --        (1,378)         --             --          --
Adjustments and
  reclassifications..       (351)          267         (172)      (300)         (260)        (67)            43        (117)
                          ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances,
  June 27, 1997......        480         1,235        1,414         --            --          --             --          --
Cash charges.........       (373)         (519)          (9)        --            --          --             --          --
Non-cash charges.....         --            --       (1,045)        --            --          --             --          --
Adjustments and
  reclassifications..       (107)          467         (360)        --            --          --             --          --
                          ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances,
  July 3, 1998.......         --         1,183           --         --            --          --             --          --
Cash charges
  (unaudited)........         --          (251)          --         --            --          --             --          --
                          ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances,
  January 1, 1999
  (unaudited)........     $   --        $  932      $    --      $  --       $    --         $--          $  --       $  --
                          ======        ======      =======      =====       =======         ===          =====       =====


                        TOTAL
                       -------
1996 restructuring
  charges............  $ 9,502
Cash charges.........   (1,086)
Non-cash charges.....   (4,427)
                       -------
Reserve balances,
  June 28, 1996......    3,989
1997 restructuring
  charges............    3,481
Cash charges.........   (1,890)
Non-cash charges.....   (1,494)
Adjustments and
  reclassifications..     (957)
                       -------
Reserve balances,
  June 27, 1997......    3,129
Cash charges.........     (901)
Non-cash charges.....   (1,045)
Adjustments and
  reclassifications..       --
                       -------
Reserve balances,
  July 3, 1998.......    1,183
Cash charges
  (unaudited)........     (251)
                       -------
Reserve balances,
  January 1, 1999
  (unaudited)........  $   932
                       =======

     The Network & Storage Management Group's remaining restructuring reserves at January 1, 1999 pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. The Network & Storage Management Group has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     The fiscal 1996 restructuring reserve of $9,502,000 was for the following specific items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the

                                                                         SEAGATE
SOFTWARE
VERITAS

Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kingdom and France facilities. It consists of computer equipment, furniture and fixtures and software at these facilities that will not be used after the locations are closed. All of the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and original equipment manufacturer inventory of $80,000 that will no longer be sold.

     Intangibles ($4,312,000) -- This writedown consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. The Network & Storage Management Group decided to pursue the Arcada brand name and trademark and abandon the Palindrome trademark. As a result, Network & Storage Management Group business determined that it would lay off substantially all of the 121 employees of Palindrome located at the Naperville facility. At the time of original purchase, Network & Storage Management Group business proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting fees ($525,000) -- This $525,000 represents an estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 for obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3,481,000 that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate the Network & Storage Management Group operations which resulted in the shutdown of the Company's facility in Cupertino, California.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This reserve is for equipment in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted of largely of computer equipment but also included amounts for furniture and fixtures and software. All of the equipment provided for in this reserve has been abandoned.

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down included net developed technology of $1,086,000 and assembled workforce of $292,000. These assets were written off based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester Calypso shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester Calypso facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

  Interest and other, net

     Total interest and other, net increased from a net expense of $705,000 in fiscal 1996 to a net expense of $2.6 million in fiscal 1997 and represented 1% and 2% of total revenues, respectively. The increase in interest and other, net was primarily due to higher interest expense on a higher level of outstanding borrowings from Seagate Technology.

  Income taxes

     The Network & Storage Management Group recorded a $8.8 million benefit from income taxes at an effective rate of 8% for fiscal 1996 compared with a $10.6 million benefit from income taxes at an effective rate of 24% in fiscal 1997. The effective rate used to record the benefit from income taxes in each fiscal year was less than the statutory rate primarily from increases in the valuation allowance for deferred tax assets, goodwill amortization, and charges in fiscal 1996 for in-process research and development for certain acquisitions that were not deductible for tax purposes.

BALANCE SHEET DISCUSSION

     The Network & Storage Management Group's total cash was $4.9 million as of July 3, 1998 and $0 as of January 1, 1999. The decrease in cash was primarily due to the Network & Storage Management Group's participation in the consolidated cash management program of Seagate Technology and the differences reflect the timing of the transfer of cash to the parent company. The accounts receivable balance was $15.9 million on July 3, 1998 and $23.7 million as of January 1, 1999. The increase in accounts receivable was primarily due to increased sales and an increase in days sales outstanding. The loan receivable from Seagate Technology and affiliates was $0 as of July 3, 1998 and $21.1 million as of January 1, 1999. The increase in the loan receivable is due to the Network & Storage Management Group's participation in the consolidated cash management program of Seagate Technology and the difference in the loan balance reflects the timing of the

                                                                         SEAGATE
SOFTWARE
VERITAS


transfer of cash to the parent company. The other current assets balance was $480,000 as of July 3, 1998 and $4.2 million as of January 1, 1999. This increase was primarily due to prepaid costs associated with the NSMG combination with VERITAS. The goodwill and other intangibles balance for the Network & Storage Management Group was $41.3 million as of July 3, 1998 and $34.9 million as of January 1, 1999. The decrease was due to ongoing goodwill and intangible amortization.


     The Network & Storage Management Group's loan payable to Seagate Technology and affiliates was $10.6 million as of July 3, 1998 and $0 as of January 1, 1999. The decrease in the loan payable was due primarily to the Network & Storage Management Group's participation in the consolidated cash management program of Seagate Technology and the differences in the loan payable reflects the timing of the transfer of cash to the parent company. Accrued employee compensation was $8.0 million as of July 3, 1998 and $10.9 million as of January 1, 1999. The increase is primarily due to increases in payroll costs associated with increased headcount. Headcount increased from 959 employees as of July 3, 1998 to 1,045 employees as of January 1, 1999. Accrued expenses were $7.1 million as of July 3, 1998 and $9.1 million as of January 1, 1999. The increase is primarily due to accruals for expenses incurred as a result of the NSMG combination with VERITAS. Accrued income taxes were $1.3 million as of July 3, 1998 and $12.7 million as of January 1, 1999, respectively. The increase was primarily due to accrued income taxes on increased domestic and foreign earnings and the timing of the settlement of the intercompany tax liability with Seagate Technology, the parent company.

LIQUIDITY AND CAPITAL RESOURCES


     The Network & Storage Management Group's total cash was $4.9 million and $0 as of July 3, 1998 and January 1, 1999, respectively. The decrease in cash was primarily due to loan repayments to Seagate Technology of $99.6 million offset by additional borrowings from Seagate Technology of $67.9 million and purchases of equipment, leasehold improvements and intangible assets, partially offset by cash provided by operating activities. The Network & Storage Management Group's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits.



     The Network & Storage Management Group's operations have been financed by cash flows from operating activities and borrowings from Seagate Technology. Such borrowings are available to Seagate Software under a revolving loan agreement between Seagate Software and Seagate Technology. Under the revolving loan agreement, Seagate Technology finances certain of the Network & Storage Management Group's working capital requirements. The revolving loan agreement, which provides for maximum borrowings by Seagate Software of up to $60.0 million, is renewable every two years, and interest is paid at the LIBOR rate plus 2% per annum on such borrowings. Under the loan agreement, the Network & Storage Management Group was in a net receivable position of $21.0 million as of January 1, 1999.


     During the six months ended January 1, 1999, the Network & Storage Management Group made investments totaling approximately $2.6 million for new office facilities, leasehold improvements, computers, furniture and office equipment. The Network & Storage Management Group presently anticipates it will make investments in 1999 of approximately $10.7 million in equipment and leasehold improvements. Such investments, both actual and planned, will continue to be required if the NSMG combination is consummated. Additionally, product development activities may include cash used to acquire technology. The Network & Storage Management Group expects that such

                                                                         SEAGATE
SOFTWARE
VERITAS

investments will be funded from existing cash balances and cash flows from operations or from borrowings under the revolving loan agreement.

     The Network & Storage Management Group believes its current cash balances, its available borrowings from Seagate Technology and cash flows generated from the Network & Storage Management Group's operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. Furthermore, the Network & Storage Management Group anticipates that future operating and investing activities may be financed by additional borrowings from Seagate Technology, equity financing or other sources. The Network & Storage Management Group believes that additional financing from Seagate Technology will be available at a reasonable cost.

     The Network & Storage Management Group does not anticipate that the NSMG combination or any other known trends or uncertainties will have a significant impact on its cash flows from continuing operations. While borrowings under the revolving loan agreement with Seagate Technology will not be available following consummation of the NSMG combination, the Network & Storage Management Group believes that its working capital and capital expenditure requirements will be funded by existing cash balances, cash flows from operations, financing from New VERITAS or other sources for at least the next 12 months.

NEW ACCOUNTING PRONOUNCEMENTS

     The Network & Storage Management Group intends to adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" during fiscal 1999. This standard will require additional disclosure, but will not have a material effect on the Network & Storage Management Group's financial position or results of operations. This standard changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. This standard will first be reflected in the Network & Storage Management Group's consolidated financial statements for fiscal 1999.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement of position provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Network & Storage Management Group has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by this statement of position will be effective for the Network & Storage Management Group's combined financial statements for the fiscal year ending July 2, 1999.

     In June 1998, the Financial Accounting Standards Board issued statement of financial accounting standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999,

                                                                         SEAGATE
SOFTWARE
VERITAS

and will be effective for the Network & Storage Management Group's fiscal year 2000. The Network & Storage Management Group generally does not use derivative financial instruments and believes that the impact of adopting this statement will not be material.

YEAR 2000 READINESS

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

     The Network & Storage Management Group considers a product to be year 2000 ready if the product's performance and functionality are unaffected by processing of dates prior to, during and after the year 2000, but only if all products, for example hardware, firmware, and software used with the products properly exchange accurate date data with it.

     The Network & Storage Management Group's products

     The Network & Storage Management Group's products are used in numerous operating environments. The Network & Storage Management Group has assessed its products to determine whether or not they are year 2000 ready. Although the Network & Storage Management Group believes certain of its software products are year 2000 ready, it has determined that certain of its software products are not and will not be year 2000 ready. Products that are not year 2000 ready are not material to the Network & Storage Management Group's business, financial condition or results of operations. The inability of one or more of its products to properly manage and manipulate dates related to the year 2000 could result in a material adverse effect on its business, financial condition or results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits. The Network & Storage Management Group is taking measures to inform customers that those products are not and will not be year 2000 ready. To assist customers in evaluating their year 2000 issues, the Network & Storage Management Group has developed a list of those products that are year 2000 ready as stand-alone products. The list is located on Seagate Software's World Wide Web page and is periodically updated as additional product assessments are made.

     The Network & Storage Management Group anticipates that substantial litigation may be brought against vendors, including the Network & Storage Management Group, of all software components of systems in which another vendor's component products are unable to properly manage data related to the year 2000. The Network & Storage Management Group's customer agreements typically contain provisions designed to limit the Network & Storage Management Group's liability for such claims. As a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions, it is possible that these measures will not provide the Network & Storage Management Group with protection from liability claims. If any such claims are brought against the Network & Storage Management Group, regardless of their merit, the Network & Storage Management Group's business, financial condition and results of operations could be materially adversely affected from factors that include increased warranty costs, customer satisfaction issues and the costs of potential lawsuits.

                                                                         SEAGATE
SOFTWARE
VERITAS

     The Network & Storage Management Group's systems

     The Network & Storage Management Group has also initiated a comprehensive program to address year 2000 readiness in its internal systems and in those of its customers and suppliers. The Network & Storage Management Group's program has been designed to address its most critical internal systems first and to gather information regarding the year 2000 compliance of products supplied to the Network & Storage Management Group and into which its products are integrated. The scope of the Network & Storage Management Group's internal year 2000 readiness project includes information technology, non-information technology and embedded technology for all critical systems, and includes all offices worldwide, critical vendors, suppliers, customers and partners. The Network & Storage Management Group currently expects to be year 2000 ready before December 31, 1999.

     The Network & Storage Management Group is approaching year 2000 readiness in five stages: inventory, assessment, testing, remediation and contingency planning. Anticipated dates of completion are as follows:


                                    ANTICIPATED DATE
                                      OF COMPLETION
                                    ----------------
1.   Inventory                   Complete
2.   Assessment                  April 30, 1999
3.   Testing                     June 1, 1999
4.   Remediation                 September 30, 1999
5.   Contingency Planning        September 30, 1999


     These activities are intended to encompass all major categories of systems in use by the Network & Storage Management Group, including operations, technical support, engineering, sales, finance and human resources. To date, the Network & Storage Management Group has not incurred material costs related to assessment and remediation of year 2000 readiness. The Network & Storage Management Group is still in the process of conducting its year 2000 audit. The Network & Storage Management Group currently estimates the costs of internal year 2000 issues will be less than $3.0 million. However, if the costs of the future remediation exceed such amount, then the costs required to address the year 2000 issue could have a material adverse effect on the Network & Storage Management Group's business, financial condition or results of operations.

     The Network & Storage Management Group's material third party relationships include relationships with fulfillment houses, banks, payroll services vendors, utilities, distribution partners and key customers. These relationships have been examined, and the Network & Storage Management Group is now assessing the risks relating to these relationships. The Network & Storage Management Group believes that certain of these relationships are of significant importance to its future operations. The Network & Storage Management Group has contacted its significant suppliers and has received assurances of year 2000 compliance from a number of those contacted. However, most of the Network & Storage Management Group's suppliers are under no contractual obligation to provide such information to the Network & Storage Management Group. The Network & Storage Management Group does not currently have reason to believe that any such third parties have significant internal year 2000 problems that will not remediated. However, in the event any such third parties were to have an unremediated year 2000 problem, it could have a material adverse effect on The Network & Storage Management Group's business, financial condition or results of operations.

                                                                         SEAGATE
SOFTWARE
VERITAS

     Customer Purchasing Patterns

     The Network & Storage Management Group believes that the purchasing patterns of customers and potential customers may be affected by year 2000 issues as companies expend significant resources to correct or patch their current software systems for year 2000 readiness or defer purchases of new systems to avoid encountering additional unforeseen year 2000 problems. Additional short-term expenditures for remediation of existing year 2000 problems may result in reduced funds being available to purchase products such as those offered by the Network & Storage Management Group, which could have a material adverse effect on the Network & Storage Management Group's business, operating results or financial condition.

     The Network & Storage Management Group believes that a most likely worst case year 2000 scenario would result in significant disruptions of its business, including the possible loss of power and disruption of transportation system. The Network & Storage Management Group believes that no effective contingency planning for such disruption is possible. The Network & Storage Management Group also believes that additional elements of the most likely worst case year 2000 scenario include the loss of fulfillment services, banking services, and/or distribution services. Although discussions of contingency planning for these problems has begun, no contingency plan is yet in place. The Network & Storage Management Group currently expects to complete contingency planning by September 30, 1999. The Network & Storage Management Group could experience material adverse effects on its business if it fails to successfully implement a contingency plan. Those material adverse effects could include delays in the delivery or sale of products.

VERITAS

                   EXCHANGE RATE OF CANADIAN AND U.S. DOLLARS

     The following table sets forth, for each period indicated:

     - the high and low exchange rates for one Canadian Dollar expressed in U.S. Dollars

     - the average of the exchange rates on the last day of each month during such period; and

     - the exchange rate at the end of such period, based upon the noon buying rate in New York City for cable transfers in Canadian Dollars, as certified for customs purposes by the Federal Reserve Bank of New York:

                                     12-MONTH PERIOD ENDED DECEMBER 31,
                                ---------------------------------------------
                                  1995        1996        1997        1998
                                ---------   ---------   ---------   ---------
High..........................  US$0.7527   US$0.7513   US$0.7487   US$0.7123
Low...........................     0.7023      0.7235      0.6945      0.6311
Average.......................     0.7288      0.7333      0.7222      0.6740
Period End....................     0.7323      0.7301      0.6999      0.6504

     On March 31, 1999, the noon buying rate was one Canadian Dollar equalled
0.6626 U.S. Dollars.

     The following table sets forth, for each period indicated:

     - the high and low exchange rates for one U.S. Dollar expressed in Canadian Dollars,

     - the average of such exchange rates on the last day of each month during the period, and

     - the exchange rate at the end of the period, based upon the noon spot rate of the Bank of Canada:

                                        12-MONTH PERIOD ENDED DECEMBER 31,
                                     -----------------------------------------
                                       1995       1996       1997       1998
                                     --------   --------   --------   --------
High...............................  C$1.4267   C$1.3865   C$1.4399   C$1.5845
Low................................    1.3275     1.3287     1.3345     1.4040
Average............................    1.3726     1.3636     1.3844     1.4836
Period End.........................    1.3640     1.3706     1.4305     1.5375

     On March 31, 1999, the noon spot rate was one U.S. Dollar equalled 1.5123 Canadian Dollars.

VERITAS

                 TELEBACKUP SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data should be read with the TeleBackup financial statements and related notes and "TeleBackup Management's Discussion and Analysis of Financial Condition and Results of Operations" on the next page. The statement of operations data for each of the three years in the period ended December 31, 1998 and the period from May 5, 1995 or inception, to December 31, 1995 and the balance sheet data at December 31, 1997 and 1998 are derived from financial statements of TeleBackup which have been audited by KPMG LLP, independent auditors, and are included elsewhere in this document. These operating results are not necessarily indicative of the results that may be expected for the entire year. The dollar amounts below are expressed in Canadian dollars.

SELECTED HISTORICAL FINANCIAL DATA OF TELEBACKUP:

                                                              PERIOD FROM
                                                              MAY 5, 1995
                                                              (INCEPTION)              YEAR ENDED
                                                                THROUGH               DECEMBER 31,
                                                              DECEMBER 31,   ------------------------------
                                                                  1995         1996       1997       1998
                                                              ------------   --------   --------   --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Canadian GAAP
Sales.......................................................    C $  --      C $  252   C $  486   C$ 3,423
Net loss....................................................        (53)       (1,141)    (1,870)    (1,570)
Net loss per share -- basic and fully diluted...............    C$(0.01)     C$ (0.18)  C$ (0.25)  C$ (0.17)
Number of shares used in computing per share
  amounts -- basic and fully diluted........................      5,475         6,288      7,385      9,347

                                                                          AS OF DECEMBER 31,
                                                              -------------------------------------------
                                                              1995      1996       1997         1998
                                                              -----   --------   --------   -------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Canadian GAAP
Working Capital.............................................  C$ 35   C $  979   C$ 1,568     C$ 3,693
Total assets................................................    194      1,311      3,270        7,699
Long-term obligations.......................................     --        350      3,004          302
Accumulated deficit.........................................    (53)    (1,194)    (3,064)      (4,634)
Shareholders' equity (deficiency)...........................    120        835         (2)       4,252

VERITAS

               TELEBACKUP MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Background

     Telebackup develops and markets software solutions for local and remote backup and recovery of electronic information stored on networked, remote and mobile personal computers. Computer users that have units which are mobile in nature, for example, laptops and notebooks, or users that are located remotely from their organizations, can automatically backup their systems remotely, using TeleBackup's TSInfoPRO technology, over a transmission medium such as a telephone line, the Internet or an intranet, thereby ensuring restoration of their entire system in the event of data loss or system failure. TeleBackup was a development-stage company until 1997 when TeleBackup began its sales and marketing efforts in earnest.

    TSInfoPRO EDV product


     TeleBackup licenses its TSInfoPRO EDV product to electronic data vaulting service providers, such as telephone and cable companies and Internet service providers, who seek to provide remote backup and recovery services to personal computer users on an outsourced basis. Sales to the electronic data vaulting market are primarily made through TeleBackup's strategic partner Storage Technology Corporation. Under the terms of a software development, distribution and support agreement dated January 1, 1998 between StorageTek and TeleBackup, StorageTek has been granted an exclusive license to market, use and commercially distribute to electronic data vaulting service providers a modified version of TSInfoPRO electronic data vaulting which functions with StorageTek products. StorageTek markets the TeleBackup technology under its own brand name, "REX." Telebackup is entitled to royalties on gross revenues generated by StorageTek from StorageTek's supply of data vaulting services accessed using the TSInfoPRO electronic data vaulting technology, and the sublicense by StorageTek of the TSInfoPRO electronic data vaulting technology to third party electronic data vaulting service providers. In consideration of the grant of exclusive license rights, StorageTek paid US$750,000 to TeleBackup upon execution of the StorageTek agreement, and in order to maintain such exclusive rights, TeleBackup must receive a minimum royalty payment of US$375,000 per quarter from StorageTek. If StorageTek does not meet this minimum royalty requirement, its license becomes non-exclusive. StorageTek's first payment of US$375,000 was earned in the fourth quarter of 1998. TeleBackup has also licensed the TSInfoPRO technology to other electronic data vaulting service providers for which it also receives royalties. StorageTek accounted for 24% of TeleBackup's net revenue in 1997 and 48% of TeleBackup's net revenue in the year ended December 31, 1998.


    TSInfoPRO "Corporate" and TSInfoPRO "NT Enterprise" products

     In January 1998, TeleBackup introduced its TSInfoPRO "Corporate" and TSInfoPRO "NT Enterprise" products, which provide an in-house backup solution targeted at corporate customers for backup of networked workstations and mobile personal computer and remote users located outside the corporate network environment. These new products have not generated significant revenues to date. TeleBackup intends to market these products through original equipment manufacturers, value-added resellers and reseller relationships under which TeleBackup will receive a user license fee each time the original equipment manufacturer, value-added reseller or reseller licenses a copy of a TeleBackup

VERITAS

product to an end-user customer. Under the StorageTek agreement, these products have been licensed to StorageTek for commercial distribution on a non-exclusive basis.

     In June 1998, Telebackup entered into a source distribution license agreement with VERITAS under which VERITAS received a non-exclusive license to use and commercially distribute the TSInfoPRO software products and to modify and create derivative works of the TSInfoPRO source code for commercial distribution. In return VERITAS will pay royalties to TeleBackup based on net revenue generated by VERITAS from the distribution of the TSInfoPRO products. TeleBackup was paid a lump sum of U.S. $3.0 million which consisted of a one-time source code license fee of U.S. $100,000 and U.S. $2.9 million for non-recurring engineering fees. VERITAS accounted for 49% of TeleBackup's net revenue in the year ended December 31, 1998.

    Other sources of revenue

     TeleBackup derives maintenance and support revenues from annual maintenance agreements. The maintenance agreements provide for error corrections and product upgrades for an annual fee based upon the cost of the software purchased. Until TeleBackup has a large installed base of customers, it does not anticipate that maintenance and support revenues will be significant.

     TeleBackup also derives revenue from performing custom software development requested by customers. This revenue generally consists of fees derived from non-recurring engineering efforts to modify TeleBackup's products to work with a customer's products and from development of new product features or extensions of existing product features performed at the request of the customer. Both the StorageTek agreement and the VERITAS distribution agreement provide for significant funding to TeleBackup towards custom development efforts. As of December 31, 1998, TeleBackup had completed the majority of the custom development work to be performed under the StorageTek agreement and approximately U.S. $300,000 of custom software development revenue had been recognized with respect to custom development work for StorageTek. TeleBackup recognizes revenue from the VERITAS distribution agreement as the custom development work is performed. At December 31, 1998, U.S. $1,050,000 had been recognized with respect to custom development work for VERITAS.

     Until January 1998, TeleBackup distributed computer hardware to which the TeleBackup software had been configured as part of its strategy to provide turnkey solutions to electronic data vaulting service providers. TeleBackup abandoned its hardware sales strategy when it expanded its relationship with StorageTek.

    Datasafe agreement


     Under the terms of a marketing and royalty agreement dated December 29, 1994, as amended, with Datasafe Communications Ltd. TeleBackup obtained an exclusive license to use, modify and distribute certain source code from Datasafe which is incorporated into the TSInfoPRO product. Through fiscal 1997, TeleBackup was obligated to pay Datasafe an annual royalty equal to the greater of 10% of TeleBackup's software revenues or C$25,000 per quarter. The agreement was amended in late 1997 to fix the royalty rate at C$200,000 per year for fiscal 1998 and onwards. During fiscal 1998, the royalty was payable in four increments of C$25,000 for the first and second quarters and C$75,000 for the third and fourth quarters. During fiscal 1999 and after, the royalty will be payable in four equal installments of C$50,000 per quarter. TeleBackup is entitled to purchase the

VERITAS

rights to the source code outright for a lump sum payment of C$2,000,000 which TeleBackup intends to do prior to the closing of the TeleBackup combination.

RESULTS OF OPERATIONS

     The following tables set forth, for the fiscal periods indicated, the percentage of total revenue represented by certain line items from TeleBackup's statement of operations expressed as a percentage of total revenue.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                           --------------------
                                                           1996    1997    1998
                                                           ----    ----    ----
Net revenues:
  Product sales..........................................    93%     71%    40%
  Maintenance and support................................     7       5      6
  Custom software development............................     0      24     54
                                                           ----    ----    ---
          Total net revenues.............................   100     100    100
                                                           ----    ----    ---
Cost of sales:
  Product sales..........................................    42      25      9
  Maintenance, support and development...................    17      13     15
                                                           ----    ----    ---
          Total cost of sales............................    59      38     24
                                                           ----    ----    ---
Gross profit.............................................    41      62     76
Operating expenses:
  General and administrative.............................   197     166     34
  Selling and marketing..................................   122     102     32
  Marketing and royalty agreement........................    40      21      6
  Research and development...............................   120     119     31
  Interest expense, net..................................     5      17      3
  Depreciation and amortization..........................    10      22     16
                                                           ----    ----    ---
          Total operating expenses.......................   494     447    122
                                                           ----    ----    ---
Net loss.................................................  (453)%  (385)%  (46)%
                                                           ----    ----    ---

YEARS ENDED DECEMBER 31, 1997 AND 1998

     Net revenue


     Net revenue consists of royalty payments, license fees, maintenance and support fees and custom development fees. TeleBackup's total net revenues increased 604% from C$486,047 for the year ended December 31, 1997 to C$3,422,976 for the year ended December 31, 1998. TeleBackup believes that the percentage increases in revenue occurring in this period are not necessarily indicative of future results. The increase was largely the result of royalties, license fees and custom software development fees paid to or recognized by TeleBackup in the latter part of the year in connection with product sales under the StorageTek agreement and the VERITAS distribution agreement. Revenue recognition under the VERITAS distribution agreement did not commence in full until the third quarter of 1998 and StorageTek's first minimum royalty payment was not earned until the fourth quarter of 1998. Whether revenue recognition under these agreements will continue at a similar rate will depend on whether StorageTek maintains exclusivity and when VERITAS' US$2.9 million for non-recurring engineering fees are earned, among other factors.

VERITAS

     Product sales increased 299% from C$347,235 for the year ended December 31, 1997 to C$1,384,411 for the year ended December 31, 1998. The increase was due to revenues generated under the StorageTek agreement and growth in the market acceptance of TeleBackup's products.

     Maintenance and support revenues increased 765% from C$23,112 for the year ended December 31, 1997 to C$200,000 for the year ended December 31, 1998. The increase was primarily due to maintenance revenues generated under the StorageTek agreement and the VERITAS distribution agreement.

     Custom software development fees increased 1,489% from C$115,700 for the year ended December 31, 1997 to C$1,838,565 for the year ended December 31, 1998. The increase was due to significant custom software development undertaken by TeleBackup in connection with the StorageTek agreement and the VERITAS distribution agreement.

     Cost of sales

     Cost of product sales consists primarily of manuals, distribution costs and, up to January 1, 1998, the cost of hardware sold by TeleBackup as part of its turnkey solution. Costs of maintenance, support and development consist of personnel-related costs of providing support, training, maintenance and custom development services.

     Cost of product sales increased 151% from C$123,930 for the year ended December 31, 1997 to C$311,369 for the year ended December 31, 1998. The increase was due to the increase in product sales.

     Cost of maintenance, support and development increased 734% from C$61,444 for the year ended December 31, 1997 to C$512,347 for the year ended December 31, 1998. The increase was primarily due to personnel additions to TeleBackup's support organization and to TeleBackup's engineering organization to meet increased demand for maintenance and support and the increased custom software development activities undertaken for StorageTek and VERITAS.

     Operating expenses

     General and administrative. General and administrative expenses consist primarily of salaries and related benefits, as well as professional fees for legal, accounting and recruiting services. General and administrative costs increased 46% from C$808,256 for the year ended December 31, 1997 to C$1,180,981 for the year ended December 31, 1998. As a percentage of total revenues, general and administrative costs decreased from 166% for the year ended December 31, 1997 to 34% for the year ended December 31, 1998. The decrease reflected the leveling off of TeleBackup's recruiting efforts with respect to the buildup of its general and administrative infrastructure as its staffing in 1998 became sufficient to handle TeleBackup's then current needs. TeleBackup anticipates that its general and administrative expenses will increase in the future as TeleBackup expands its operations. Approximately 49% of TeleBackup's general and administrative expenses were incurred in the three months ended December 31, 1998. This is attributable to expenses associated with the signing of the VERITAS combination agreement such as approximately $87,000 in legal costs, and the recording of $136,000 of bad debt expense in response to fourth quarter customer economic events.

     Selling and marketing. Selling and marketing expenses consist primarily of salaries, related benefits, commissions and other costs associated with TeleBackup's sales and marketing efforts. Selling and marketing expenses increased 120% from C$495,538 for the

VERITAS

year ended December 31, 1997 to C$1,090,763 for the year ended December 31, 1998. Selling and marketing expenses decreased as a percentage of total net revenue from 102% to 32% for the year ended December 31, 1997 and 1998 respectively. The increase in absolute dollars is attributable to increased selling and marketing staffing and the costs of expanding marketing programs. TeleBackup intends to continue to expand its selling and marketing infrastructure and, therefore, selling and marketing expenses are expected to increase in absolute dollars.

     Marketing and royalty agreement. Marketing and royalty agreement costs represent royalties payable by TeleBackup under the Datasafe agreement. Royalties for the year ended December 31, 1997 and 1998 were C$100,000 and C$200,000 respectively. Total royalties for future years are fixed at C$200,000 per year.

     Research and development. Research and development expenses consist primarily of salaries, related benefits, consulting fees and other related costs. Research and development expenses increased 81% from C$576,475 for the year ended December 31, 1997 to C$1,045,717 for the year ended December 31, 1998. The increase was due primarily to increased staffing levels. As a percentage of total revenues, research and development expenses increased from 119% for the year ended December 31, 1997 to 31% for the year ended December 31, 1998. In order for TeleBackup to remain competitive, TeleBackup believes that continued investment in research and development is required and TeleBackup expects these expenses to continue to increase in future years.

     Interest and bank charges, net. Interest and bank charges, net consist primarily of interest expense related to the convertible debentures issued by TeleBackup in September 1997 and TeleBackup's credit facility. Interest expense increased 19% from C$81,937 for the year ended December 31, 1997 to C$97,754 for the year ended December 31, 1998. The increase was due to the interest expense related to the debentures.

     Depreciation and amortization charges. Depreciation and amortization expenses are attributable to the cost of the equipment used to support ongoing operations and the costs of acquiring third-party software technology. TeleBackup licensed certain technology from Delta Technologies in exchange for issuing common shares to them having an aggregate value of C$300,000. This cost will be amortized over two years at a rate of C$37,500 per quarter. Depreciation and amortization expenses increased 412% from C$108,073 for the year ended December 31, 1997 to C$553,851 for the year ended December 31, 1998.

YEARS ENDED DECEMBER 31, 1996 AND 1997

     Net revenue

     TeleBackup's total net revenue increased 93% to C$486,047 in 1997 from C$251,884 in 1996. The increase in total net revenue was attributable to increased market acceptance and sales of TeleBackup's product and custom development revenues generated under the StorageTek agreement.

     Product sales increased 49% to C$347,235 in 1997 from C$233,353 in 1996. These increases were largely due to increased sales of TSInfoPRO EDV, and in particular revenue generated under the StorageTek agreement.

     Maintenance and support revenues increased 25% to C$23,112 in 1997 from C$18,531 in 1996. The increases were primarily due to sales of maintenance contracts in connection with new product sales.

     Custom software development fees increased 100% to C$115,700 in 1997 from no custom software development fees in 1996. The increase represented fees paid to

VERITAS

TeleBackup in connection with non-recurring engineering efforts under the StorageTek agreement.

     Cost of sales

     Total cost of sales increased from C$149,417 in 1996 to C$185,374 in 1997, an increase of 24%. The increase was primarily due to increased product sales, with consequent increases in the cost of hardware and personnel-related costs for performing custom software development.

     Cost of product sales increased 17% to C$123,930 in 1997 from C$106,058 in 1996. The increase relates primarily to the cost of hardware for increased sales of turnkey systems by TeleBackup.

     Cost of maintenance, support and development increased 42% to C$61,444 in 1997 from C$43,359 in 1996. The increase resulted from increased sales of maintenance contracts and the costs of performing custom software development under the StorageTek agreement.

     Operating expenses

     General and administrative. General and administrative expenses increased 63% to C$808,256 in 1997 from C$496,753 in 1996. General and administrative expenses as a percentage of revenue were 166% and 197% in 1997 and 1996, respectively. The increase in expenses reflects the expansion of TeleBackup's administrative infrastructure in connection with the overall expansion of its operations.

     Selling and marketing. Selling and marketing expenses increased 61% to C$495,538 in 1997 from C$306,870 in 1996. The increase was primarily due to increased staffing levels and the costs resulting from marketing programs such as advertising and trade show participation. Selling and marketing expenses decreased as a percentage of net revenues to 102% in 1997 from 122% in 1996 as a result of increased revenues from product sales.

     Marketing and royalty agreements. Marketing and royalty agreements costs consisted of royalties payable under the Datasafe agreement which amounted to C$100,000 in each of 1997 and 1996.

     Research and development. Research and development expenses increased 90% to C$576,475 in 1997 from C$302,650 in 1996. Research and development expenses as a percentage of revenue were 119% and 120% in 1997 and 1996, respectively.

     Interest and bank charges, net. Interest and bank charges, net increased 506% to C$81,937 in 1997 from C$13,514 in 1996. The increase was due primarily to the increase of TeleBackup's operating line of credit from C$350,000 to C$500,000 and the issuance of convertible debentures on September 30, 1997, offset in part by interest income received from short-term investments.

     Depreciation and amortization. Depreciation and amortization for 1997 was C$108,073 compared to C$24,117 in 1996. These costs are attributable to the depreciation of equipment used to support TeleBackup operations.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998 TeleBackup had cash, cash equivalents and short-term investments of C$6,151,624 which represented 80% of total assets. Cash, cash equivalents and short-term investments are liquid with maturities of sixty days or less. The short-term investments consist of investment grade commercial paper. At December 31, 1998,

VERITAS

TeleBackup had C$302,260 of long-term obligations and shareholder's equity was C$4,251,645.

     Net cash provided from operations was C$1,650,010 for the year ended December 31, 1998 as compared to a net use of cash of C$2,040,238 for the year ended December 31, 1997. The improvement in cash provided by operating activities was primarily due to a decreased amount of accounts receivable and a C$2,710,805 increase in deferred revenue.


     TeleBackup's investing activities used cash of C$350,580 and C$887,589 in the years ended December 31, 1998 and 1997, respectively, and consisted primarily of capital expenditures.


     Financing activities provided cash of C$3,491,618 for the year ended December 31, 1998 primarily from the issuance of common shares upon exercise of outstanding stock options and warrants. In the year ended December 31, 1997, financing activities provided cash of C$3,363,275 which resulted from the issuance of convertible debentures, common shares upon exercise of stock options, and of warrants.

     On September 30, 1997, TeleBackup effected a rights offering pursuant to which TeleBackup issued unsecured redeemable convertible debentures, for an aggregate principal amount of approximately C$2,750,000, convertible into common shares at a conversion price of C$1.50 per share, together with accompanying warrants to purchase an aggregate of approximately 910,000 common shares at C$3.00 per share. The debentures carried a 6% annual interest rate, payable semi-annually on June 30 and December 31. As of December 31, 1998, all debentures issued in the rights offering have been converted into common shares or redeemed and all warrants issued in connection with the rights offering have been exercised or have been canceled.

     TeleBackup believes that its current cash, cash equivalents and temporary investments and cash flow from operations will be sufficient to fund operating expenses through fiscal 1999, including anticipated capital expenditures.

YEAR 2000 READINESS

     The year 2000 problem is present in a software product or an imbedded microprocessor if the software used will not recognise what month/year it is on various dates leading up to, at and after January 1, 2000. Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates because these systems may have been developed using two digits rather than four to determine the applicable year. For example, computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This error could result in system failures, generation of erroneous data or miscalculations causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to avoid those problems at the turn of the century. The year 2000 problem is pervasive and complex and significant uncertainty exists in the software industry concerning the potential impact of this problem. TeleBackup is assessing the potential overall impact of the impending century change on TeleBackup's business, results of operations and financial condition.

VERITAS

    TeleBackup's products

     Based on TeleBackup's assessment to date, TeleBackup believes the current version of its TSInfoPRO software product and services are year 2000 compliant -- it is capable of adequately distinguishing twenty-first century dates from twentieth century dates. New releases of TSInfoPRO, service packs and new TeleBackup products are being designed to be year 2000 compliant. TeleBackup's products undergo normal quality testing procedures, which now include full year 2000 testing. Nonetheless, TeleBackup's products may not contain all necessary date code changes to prevent year 2000 problems.

     All TSInfoPRO software product releases up to version 2.03.08 are not year 2000 compliant and will experience operational difficulties on or after January 1, 2000. TeleBackup does not plan to undertake remedial action to make these older product versions compliant. Instead, TeleBackup has provided all customers using these older product versions with free upgrades to TSInfoPRO version 2.04 which is year 2000 compliant.

     The year 2000 performance of TeleBackup's products is dependent upon the customer's internal computing environment in which the customer operates the TeleBackup product. Use of TeleBackup's products in connection with other products that are not year 2000 compliant, including non-compliant hardware, software and firmware, may result in inaccurate exchange of dates and result in performance problems or system failures. In these cases, the TeleBackup product may require special remedial work based on a particular customer's installation which will result in additional costs for support and development.

     Any failure of TeleBackup's products to perform could result in claims against TeleBackup. Although TeleBackup has not been a party to any litigation proceeding to date that involves year 2000 issues with its products or services, TeleBackup may, in the future, be required to defend its products or services in this type of proceeding, or to negotiate resolutions of claims based on year 2000 issues. TeleBackup's customer agreements typically contain provisions designed to limit TeleBackup's liability for such claims. However, as a result of existing or future laws or unfavorable judicial decisions, it is possible that these agreement provisions will not provide TeleBackup with protection from liability claims. The costs of defending and resolving year 2000-related disputes, regardless of their merits, and any liability of TeleBackup for year-2000 related damages could have a material adverse effect on TeleBackup's business, results of operations and financial condition.

    TeleBackup's systems

     TeleBackup's business depends on numerous internal systems that could potentially be impacted by year 2000 related problems. Those systems include:

     - hardware and software systems used by TeleBackup in the management of its business, such as Quickbooks, the Office 95/97 product suite and hardware supplied by major vendors such as IBM, Sun Microsystems and HP;

     - product testing and problem management software;

     - internal and external communications infrastructure and networks, including voice and data network services;

     - office equipment such as copiers and fax machines;

VERITAS

     - non-information technology systems and services upon which TeleBackup's business is dependent such as power, telephone systems and building systems; and

     - embedded technology in TeleBackup's facilities, such as HVAC, elevators, lighting systems and fire protection systems.

     TeleBackup has initiated a comprehensive program to address year 2000 readiness in its internal systems including a review of information technology, non-information technology and embedded technology for all critical systems. The scope of this review has been defined into several categories -- internal information processing applications such as accounting and software license management, external information processing services such as payroll and e-mail, information technology infrastructure such as communications infrastructure and workstations, and physical plant embedded processors such as HVAC and security systems. Under this plan, all applications, systems, services or infrastructure within a particular category that could potentially experience year 2000 problems are being inventoried. An analysis of each item is then being performed to determine the problems associated by this item. Remedial plans, as required, are then being established to correct the problems that have been identified. The remedial plans must then be implemented within an established time frame.

       IMPACTED SYSTEMS                         STATUS                 IMPLEMENTATION
       ----------------                         ------                 --------------
Internal Information             Internal assessment completed         3rd Qtr/1998
Processing Applications          External assessment being initiated   1st Qtr/1999
                                 Remedial plans tabled                 1st Qtr/1999
                                 Remedial requirements implemented     2nd Qtr/1999
External Information             Internal assessment completed         1st Qtr/1999
Processing Services              Compliance verification requested     1st Qtr/1999
                                 Compliance verified                   2nd Qtr/1999
Information Technology           Internal assessment completed         1st Qtr/1999
Infrastructure                   External assessment being initiated   1st Qtr/1999
                                 Remedial plans tabled                 1st Qtr/1999
                                 Remedial requirements implemented     2nd Qtr/1999
Physical Plant                   Internal assessment completed         1st Qtr/1999
                                 Replacement planned and implemented   2nd Qtr/1999

     TeleBackup has moved its business to new facilities effective April 1, 1999. In connection with this move, most of the physical infrastructure of TeleBackup's business, exclusive of computing equipment, will be replaced. TeleBackup will demand year 2000 compliance certification from equipment and systems vendors during this replacement process. Assurances regarding year 2000 compliance of physical plant, including embedded processors, are also being sought from the lessor of TeleBackup's new facilities.

     In connection with TeleBackup's initial internal assessment of the various categories described above, no significant year 2000 problems have been identified to date. TeleBackup recently hired Logicorp Data Systems Ltd, a consulting firm that specializes in the assessment of business operations and infrastructure, to perform an independent verification of TeleBackup's internal systems. This firm may also assist with the tabling of remedial plans for eliminating any year 2000 problems and will provide support for the implementation of these remedial plans. The initial cost of retaining Logicorp is approximately C$10,000.

     The assessment phase should be completed by May 15, 1999 and implementation of the any required remedial actions will be carried out commencing June 1, 1999. It is

VERITAS

expected that remedial action will primarily consist of replacement or upgrade of computer equipment within TeleBackup's infrastructure.

    Third party risks

     If TeleBackup's significant suppliers or customers do not successfully and timely achieve year 2000 compliance, TeleBackup's business or operations could be adversely affected. TeleBackup is reviewing what actions are needed to mitigate vulnerability to problems with suppliers and third parties' systems. Such actions include a review of vendor contracts and formal communication with suppliers to request certification that products are year 2000 compliant.

     The TSInfoPRO software is developed using various software compilers such as Visual C++, and has various third party technology embedded in it, such as PKWare's compression, FairCom's database, InstallShield for the installation process and ExeBuilder. Based on the testing of TSInfoPRO to date, TeleBackup has not identified any year 2000 problems associated with embedded technology. TeleBackup has sought verification from the vendors of these embedded products that the products are year 2000 compliant.

     TeleBackup's most material third party relationships are with Storage Technologies and VERITAS. Both parties have represented to TeleBackup that their products and services are year 2000 compliant. Following an analysis of potential year 2000 problems for TeleBackup stemming from such relationships, TeleBackup does not anticipate any material issues in this regard.

    Year 2000 costs

     The total cost of these year 2000 compliance activities has not been, and is not anticipated to be, material to TeleBackup's business, results of operations and financial condition. However, these costs and the timing in which TeleBackup plans to complete its year 2000 modification and testing processes are based on management's estimates. Any failure of TeleBackup to identify and remedy significant year 2000 problems in a timely, efficient and inexpensive manner could adversely affect TeleBackup's business.

     The expense incurred by TeleBackup in analyzing and making changes to the TSInfoPRO product to achieve year 2000 compliance represented approximately 1% of the total cost of development of TSInfoPRO version 2.04 and did not have a significant impact on TeleBackup's financial position.

     TeleBackup does not anticipate significant costs in connection with the remediation of internal information processing applications due to the very small number of internal applications that TeleBackup uses. Similarly, TeleBackup does not anticipate significant costs in connection with remediation of external information processing services as such costs are expected to be borne by the outside providers that provide such services to TeleBackup. The expense associated with replacement or upgrade of parts of TeleBackup's information technology infrastructure could be more significant if substantial issues are identified within TeleBackup's communications network or workstation equipment. However, based on its analysis to date, TeleBackup believes that the total cost of achieving year 2000 compliance will not exceed C$75,000.

     It is expected that any expenses associated with the remediation of physical plant will be negligible due to TeleBackup's relocation to new facilities and the associated procurement by TeleBackup of new equipment that will be year 2000 compliant.

VERITAS

     To date, TeleBackup has not delayed any internal information technology or product development initiatives as a result of year 2000 concerns.

  Contingency plan

     If TeleBackup's analysis of the year 2000 readiness of TSInfoPro is not correct, TeleBackup's products could experience severe operational problems which could lead to loss of existing and potential customers and subsequent costly litigation against TeleBackup. Moreover, if year 2000 problems with TeleBackup's internal information systems are not identified and remedied in a timely manner, TeleBackup's business operations could be significantly disrupted resulting in the inability to support customers and address product problems, delays in product production and distribution, inability to process product orders and issue invoices, and reduction of collections. Furthermore, TeleBackup's business could be significantly disrupted by factors outside its control, including the possible loss of water and power, telecommunications systems and banking services. Any one or more of these scenarios would have a material adverse effect on TeleBackup's business, results of operations and financial condition.

     There is currently no contingency plan in place to address unforeseen or uncorrected year 2000 problems before occurrence. As TeleBackup completes its review of internal systems for the identification of potential year 2000 problems, TeleBackup expects to effect some contingency planning. TeleBackup could experience material adverse effects on its business if it fails to successfully implement a contingency plan.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                            BUSINESS OF NEW VERITAS

     New VERITAS has not conducted any substantial business activities to date. New VERITAS will be the parent company of VERITAS and will directly own the Network & Storage Management Group business. The business of New VERITAS will be substantially similar to the business currently conducted by VERITAS, the Network & Storage Management Group business and TeleBackup. However, it is anticipated that New VERITAS will seek to distribute the products of VERITAS, the Network & Storage Management Group and TeleBackup through the distribution channels utilized by the constituent companies. It is also anticipated that New VERITAS will seek to integrate certain functionality which is common to each product across each product line.

     See "Business of VERITAS" in VERITAS' Annual Report on Form 10-K, "Business of the Network & Storage Management Group" on page 217 and "Business of TeleBackup" on page 225.

VERITAS                                                                  SEAGATE
SOFTWARE

               BUSINESS OF THE NETWORK & STORAGE MANAGEMENT GROUP

THE NETWORK & STORAGE MANAGEMENT GROUP'S RELATIONSHIP WITH SEAGATE SOFTWARE AND SEAGATE TECHNOLOGY

     Seagate Software develops and markets software products and provides related services enabling business users and information technology professionals to store, access and manage electronic information about their businesses. Headquartered in Scotts Valley, California, Seagate Software has over 40 offices and operations in 18 countries worldwide. Seagate Software believes that the growth of information and the need for information infrastructures in an increasingly decentralized decision making setting are key challenges in client/server computing environments. Seagate Software's strategy is to respond to these challenges by offering business software solutions that consist of three core components -- information delivery, information analysis and information availability.

     Seagate Software is comprised of two operating groups, the Information Management Group and the Network & Storage Management Group. Each operating group provides products in distinct segments of the enterprise information management market. The Information Management Group offers products that permit analysis and interpretation of data in order to make business decisions. An important component of these products is technology that enables the user to create reports to present that analysis and interpretation to others. After the closing of the NSMG combination and the resulting contribution of the Network & Storage Management Group business to New VERITAS, Seagate Software will continue to operate its Information Management Group business. In fiscal 1998, the Information Management Group represented approximately 40.0% of Seagate Software's total revenue.

     The Network & Storage Management Group offers network and storage management software solutions, which focus on the availability component of enterprise information management by enabling information technology professionals to manage distributed network resources and to secure and protect data. The Network & Storage Management Group's products include features to copy, store, retrieve, move, protect and schedule retrieval and release of electronically stored data. The Network & Storage Management Group business represented approximately 60.0% of Seagate Software's total revenue in fiscal 1998 and approximately 64.3% in the six months ended January 1, 1999. The Network & Storage Management Group is operated as a division of Seagate Software but shares with Seagate Software some corporate administration, finance and locations. The Network & Storage Management Group also shares certain internal computing resources with Seagate Software and the Information Management Group, as well as licenses for third party software that operates on those internal systems.

     Seagate Software is a majority-owned and consolidated subsidiary of Seagate Technology, a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of March 31, 1999, Seagate Technology held approximately 98.2% of all outstanding shares of Seagate Software. The remaining shares of Seagate Software are held by current and former employees, directors and consultants of Seagate Technology, Seagate Software and their subsidiaries. In addition, options to purchase 11,136,215 shares of Seagate Software common stock were outstanding as of March 31, 1999.

     Pursuant to a general services agreement between Seagate Software and Seagate Technology dated June 28, 1997, Seagate Technology provides administrative, accounting and similar services requested by Seagate Software and the Network & Storage

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

VERITAS                                                                  SEAGATE
SOFTWARE

Management Group. The services provided by Seagate Technology include, but are not limited to:

     - providing general accounting services, budgeting, forecasting, cost control and other financial planning services;

     - assisting with employee benefits administration, hiring and payroll administration;

     - providing legal and government relations services such as preparing applications for export licenses;

     - tax analysis, documentation, reporting and withholding for customs duties, import taxes, value-added taxes, and any other charges or taxes imposed on the Network & Storage Management Group's products;

     - assisting the Network & Storage Management Group with federal, state, and international tax planning, provisions, audits, and compliance, including income, sales and use, property, VAT, and similar taxes;

     - providing assistance relating to the marketing, promotion, and sale of the Network & Storage Management Group's products;

     - providing services and support relating to information technology and facilities; and

     - managerial oversight, including screening of potential acquisitions, partnership relationships, joint ventures or similar transactions.

     During fiscal 1996, 1997 and 1998 Seagate Technology charged the Network & Storage Management Group $1.8 million, $1.5 million and $1.2 million, respectively, for various corporate services. The Network & Storage Management Group pays service fees to Seagate Technology each fiscal year that represent a reasonable estimate of Seagate Technology's direct and indirect costs in performing services for the Network & Storage Management Group.

     The Network & Storage Management Group's revenues from Seagate Technology were $9.4 million, $4.9 million and $5.0 million, in fiscal 1996, 1997 and 1998, respectively. This revenue primarily consisted of shipments to Seagate Technology's original equipment manufacturer tape drive divisions located in Costa Mesa, California and Scotland. Additionally, this revenue is supported by license agreements, which have comparable terms and pricing as those agreements between the Network & Storage Management Group and third party customers.

     Certain of the Network & Storage Management Group's original equipment manufacturer and distributor customers are subject to agreements with Seagate Software that include products of both the Network & Storage Management Group and the Information Management Group.

THE NETWORK & STORAGE MANAGEMENT GROUP'S PRODUCTS

     The Network & Storage Management Group offers a breadth of network and storage management products featuring:

     - Seagate Backup Exec Desktop Editions -- Provides complete plug-and-play backup and restore functions for desktop users running Microsoft Windows NT Workstation, Windows 98, Windows 95, Windows 3.x and DOS.

VERITAS                                                                  SEAGATE
SOFTWARE

     - Seagate Backup Exec Server and Enterprise Editions -- Provides a backup and restore solution for server and network users running Novell NetWare, Microsoft Windows NT LANs and workstations.

     - Seagate Backup Exec Storage Migrator -- Facilitates the proactive management of inactive data by migrating it from on-line storage such as disk drives, to near-line devices such as optical drives, or to archival storage resources such as tape devices, over user-defined periods of time through a multi-tier hierarchical storage management application delivering enterprise functionality to client/server environments.

     - Seagate Client Exec -- Protects critical client data on workstations and laptops. Users receive automatic, regular and transparent protection of their critical data, and administrators have the flexibility to control which users are protected, what type of data is protected and when the protection should occur.

     - Seagate Desktop Management Suite -- Provides a fully integrated suite of software solutions including network inventory, software distribution, remote control, network backup and software metering.

     - Seagate ExecView -- Provides an integrated cross-platform storage management console for enterprise networks using Microsoft Windows NT and Novell NetWare. Users can manage both Seagate Backup Exec for NetWare and Seagate Backup Exec for Windows NT servers from a single console.

     - Seagate Manage Exec -- Centralizes enterprise administration by providing information technology professionals with a unique view of servers worldwide and real-time problem analysis through a proactive server health monitoring, alerting and reporting solution.

     - Seagate NerveCenter -- Provides an enterprise-event automation solution for Windows NT and UNIX environments.

     - Seagate WinINSTALL -- Provides a script-free, automated software distribution tool for 16- and 32-bit applications.

     The Network & Storage Management Group provides its software products to customers under non-exclusive license agreements, including shrink-wrap licenses for certain products. As is customary in the software industry, in order to protect its intellectual property rights, the Network & Storage Management Group business does not sell or transfer title to its software products to customers. The Network & Storage Management Group business enters into both object-code only and source-code licenses of its products. Under the Network & Storage Management Group's current standard end-user license agreement, licensed software may be used solely for the customers' internal operations and only at specified sites, which may be comprised of a stand-alone computer, a single network server with multiple terminals or multiple network servers with multiple terminals.

     Seagate Software and the Network & Storage Management Group also have relationships with Microsoft that include a license that allows Microsoft to bundle the Information Management Group's products and the Network & Storage Management Group's products with selected Microsoft products. Additionally, the Network & Storage Management Group developed the backup utility for Microsoft Windows 98 and is developing the system disaster recovery and backup utilities for Windows NT 5.0. The Network & Storage Management Group has also developed the hierarchical storage management technology to be included in Windows NT Server 5.0.

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

VERITAS                                                                  SEAGATE
SOFTWARE

RESEARCH AND DEVELOPMENT

     The Network & Storage Management Group incurred research and development expenses of approximately $32.5 million in fiscal 1996, $33.6 million in fiscal 1997, $31.7 million in fiscal 1998 and $17.9 million in the six months ended January 1, 1999. Certain of the research and development expenses, which have not been material to date, were funded by the Network & Storage Management Group's customers. The Network & Storage Management Group is pursuing its product development objectives by focusing on internally developed software products and product enhancements, acquiring products, technologies and businesses complementary to the Network & Storage Management Group's existing product lines and forming alliances with leading technology companies.

SALES AND MARKETING

     The Network & Storage Management Group utilizes direct sales forces and indirect sales channels, such as distributors and original equipment manufacturers, for sales of its products to end users. These distributors and original equipment manufacturers may also sell other products that are complementary to or compete with those of the Network & Storage Management Group. The Network & Storage Management Group provides sales and marketing programs to encourage the sale of its products, but there can be no assurance that its distributors and original equipment manufacturers will not place a higher priority on competing products. Agreements with its distributors and original equipment manufacturers are generally non-exclusive and may be terminated by either party without cause. In addition, certain of those relationships are governed by agreements providing for Seagate Software to supply both the Network & Storage Management Group and the Information Management Group products.

     The Network & Storage Management Group generally markets its products domestically and overseas through a network of Seagate Software subsidiaries that include members of the Network & Storage Management Group in England and Germany. These subsidiaries utilize authorized distributors and direct sales forces. The Network & Storage Management Group adapts certain products for foreign markets and prepares marketing and sales support programs accordingly. The Network & Storage Management Group has organized its sales management into geographical regions to increase the effectiveness of its sales efforts. Each region has offices established in cities and countries near its largest existing or prospective partners and customers.

     The Network & Storage Management Group's marketing efforts are designed to increase awareness and consideration of, and to generate leads for, the Network & Storage Management Group's products. Marketing activities include print advertising in trade and technical publications, on-line advertising on the World Wide Web, cooperative marketing with distributors and resellers, participation in seminars and tradeshows, mailings to end users and other public relations efforts. The Network & Storage Management Group's marketing groups produce or oversee the production of substantially all of the on-line and print product literature, brochures, advertising and similar marketing and promotional material for the Network & Storage Management Group.

     Revenue from Ingram Micro Inc. accounted for 17%, of the Network & Storage Management Group's total revenues in fiscal 1996, 22% in fiscal 1997 and 27% in fiscal 1998 and 30% in the six months ended January 1, 1999. Revenue from Tech Data, Inc. accounted for 12% of total revenues in fiscal 1998. Indirect revenues, which include sales to distributors and original equipment manufacturers, were 79% of total revenues during fiscal 1996, 88% during fiscal 1997, 89% during fiscal 1998 and 91% during the six months

VERITAS                                                                  SEAGATE
SOFTWARE

ended January 1, 1999. Revenues outside of the Americas were 10% during fiscal 1996, 28% during fiscal 1997, 34% during fiscal 1998, and 36% during the six months ended January 1, 1999.

     The Network & Storage Management Group generated export revenues from the United States of approximately $32.5 million during fiscal 1996, $40.7 million during fiscal 1997, $57.8 million during fiscal 1998, and $37.0 million during the six months ended January 1, 1999. The Network & Storage Management Group's revenues outside of the Americas were primarily denominated in the U.S. dollar, and accordingly the Network & Storage Management Group believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.

TECHNICAL SUPPORT AND MAINTENANCE

     The Network & Storage Management Group operates its own technical support groups and relies on those of other Seagate Software subsidiaries. The technical support groups are located at various sites around the world, including the U.S., Canada and Europe, and provide pre-sale, installation and post-sale support to current users and potential customers evaluating the Network & Storage Management Group's products. Certain technical support groups also offer seven-day, 24-hour toll-free telephone services. The Network & Storage Management Group believes that effective technical support during product evaluation substantially contributes to product acceptance, and that post-sale support has been, and will continue to be, a substantial factor in maintaining customer satisfaction.

     The Network & Storage Management Group offers maintenance programs for certain of its software products, which may consist of product enhancements, updated products and technical support. Generally, customers renew maintenance and support on an annual basis by paying a maintenance fee. Maintenance revenue implicit in new product sales and recurring maintenance charges are recognized ratably over the period the maintenance and support services are to be provided.

COMPETITION

     The segment of the software market in which the Network & Storage Management Group competes is comprised of numerous competitors and the Network & Storage Management Group expects competition to increase. The Network & Storage Management Group has recently experienced increased competition from additional entrants into its markets, including companies that specialize in the development, marketing and support of software products that help companies manage widely distributed networks of computers and securely store information. Many of the Network & Storage Management Group's current and prospective competitors have significantly greater financial, technical and marketing resources than the Network & Storage Management Group. In addition, many prospective customers may have the internal capability to implement software solutions that help companies manage widely distributed networks of computers and securely store information.

     The competitive factors affecting the market for the Network & Storage Management Group's software products include the following:

     - product functionality;

     - performance and reliability;

     - demonstrable cost effective benefits for users relative to cost;

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

VERITAS                                                                  SEAGATE
SOFTWARE

     - price;

     - quality of customer support and user documentation;

     - ease of installation;

     - vendor reputation;

     - experience; and

     - financial stability.

     The Network & Storage Management Group believes that it currently competes effectively with respect to these factors. The Network & Storage Management Group's ability to remain competitive will depend, to a great extent, upon its ongoing performance in the areas of product development and customer support. To be successful in the future, the Network & Storage Management Group must respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. Performance in these areas will, in turn, depend upon the Network & Storage Management Group's ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers.

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

     The Network & Storage Management Group, by and through Seagate Technology and/or predecessor companies, has been awarded four United States patents, has one allowed but as of yet unissued United States patent and has one United States and three foreign patent applications pending. Because software technology changes rapidly, the Network & Storage Management Group believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more important than patent protection. The Network & Storage Management Group nevertheless believes that patents are of value to its business and intends to continue its efforts to obtain patents, when available, in connection with its research and development programs. Any patents obtained may not provide substantial protection or be of commercial benefit to the Network & Storage Management Group. It is also possible that their validity will be challenged.

     The Network & Storage Management Group's license agreements have restrictions in place to protect and defend the Network & Storage Management Group's intellectual property. The Network & Storage Management Group realize that although it has incorporated these restrictions, there is a possibility for unauthorized use of the Network & Storage Management Group's software. In addition to relying on these contractual rights, the Network & Storage Management Group has an ongoing trademark registration program in which it registers certain of its product names, slogans, and logos in the United States and in some foreign countries.

     Seagate and Seagate Software are registered trademarks of Seagate Software, Inc. Nerve Center, Ashwin and Backup Exec are registered trademarks of Seagate Software Network & Storage Management Group, Inc. Client Exec, Exec View, Manage Exec, Seagate WinINSTALL, Crystal Info, Crystal Reports, are trademarks of Seagate Software Network & Storage Management Group, Inc. Seagate and Seagate Technology are the registered trademarks of Seagate Technology, Inc.

VERITAS                                                                  SEAGATE
SOFTWARE

PROPERTIES

     The Network & Storage Management Group's executive offices are located in Scotts Valley, California. Principal facilities are located in Florida, California and England. The Network & Storage Management Group leases all of its facilities under leases that expire at various intervals through 2008. The following is a summary of square footage of premises leased by the Network & Storage Management Group, or by Seagate Software or Seagate Technology on the behalf of the Network & Storage Management Group as of January 1, 1999. In addition to the Network & Storage Management Group facilities listed below, the Network & Storage Management Group has employees that are located at facilities leased or owned by Seagate Technology or the Information Management Group.

                                                                 TOTAL
                          LOCATION                            SQUARE FEET
                          --------                            -----------
North America
  Central California........................................     53,429
  Northern California.......................................     13,830
  Colorado..................................................     12,042
  Mid-Continent.............................................         --
  Northeast USA.............................................     23,484
  Southeast USA.............................................    116,407
  Other USA.................................................      2,925
                                                                -------
          Total North America...............................    222,117
Europe
  England...................................................      8,365
  France....................................................      5,250
  Germany...................................................     14,041
                                                                -------
          Total Europe......................................     27,656
Asia
  Japan.....................................................      3,469
  Malaysia..................................................      1,760
                                                                -------
          Total Asia........................................      5,229
                                                                -------
          Total.............................................    255,002
                                                                =======

     Northern California facilities exclude approximately 44,361 square feet of space leased to others. Mid-continent facilities exclude approximately 17,135 square feet of unoccupied space. Southeast USA facilities exclude approximately 5,000 square feet of unoccupied space. Facilities in England exclude approximately 65,000 square feet of space under construction.

LEGAL PROCEEDINGS

     On December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz county, California, against Seagate Software claiming promissory fraud and fraudulent inducement to enter a contract, breach of contract, constructive wrongful discharge and related claims and seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him

VERITAS                                                                  SEAGATE
SOFTWARE


a division of the Network & Storage Management Group business. No specific damage amount has yet been claimed.



     Seagate Software believes this complaint has no merit and intends vigorously to defend this action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on Seagate Software's liquidity, financial position, or results of operations.


     In addition, Seagate Software is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on Seagate Software's financial position, liquidity, or results of operations.

EMPLOYEES

     As of January 1, 1999, the Network & Storage Management Group employed approximately 1,045 persons. The Network & Storage Management Group's success is highly dependent on its ability to attract and retain qualified employees. Competition for qualified employees is intense in the software industry. None of the Network Storage & Management Group's employees are represented by a labor union or are the subject of a collective bargaining agreement. The Network Storage & Management Group has never experienced a work stoppage and believes that its employee relations are good.

VERITAS
TELEBACKUP

                             BUSINESS OF TELEBACKUP

OVERVIEW

     TeleBackup develops and markets software technology that enables the automated backup and recovery of electronic information created and stored on networked, remote and mobile personal computer-based computer systems. TeleBackup's TSInfoPRO technology has been designed to provide automated online backup, storage and disaster recovery of information on mobile personal computers such as laptops or notebooks, and remote units, such as remote offices and telecommuting work sites, via wide area network, local area network or dial-up communications infrastructure. TeleBackup markets its products through distribution partners, who re-brand the product under their own trade names, as well as through value-added resellers.

     "Remote computer backup" is one of the terms used to describe the process of moving copies of data files from one computer, over a transmission medium such as a telephone line or frame relay link, to a secondary computer system and storage medium, which is not situated at the same location. The purpose of the process is to ensure that computer users who have units that are mobile in nature, or who are located remotely from their organization, have the capability to adequately backup and restore their entire systems to functionality should data loss or system failure occur.

     With TeleBackup's products, users can backup and restore information on their PCs through transmission mediums such as dial up phone lines, Internet and Intranet connections, wireless connections, corporate wide area network or corporate local area networks. TeleBackup products are designed to overcome obstacles such as low transmission bandwidth speeds, or low data transfer rates, on such mediums, large amounts of redundant files in operating systems and application packages, unstable communications mediums, unsophisticated users, and other factors that traditionally render efficient personal computer backup and recovery difficult.

     TeleBackup's technology can also be implemented on storage area network based data storage management architectures, in which dedicated, shared storage mediums, attached to a specialized network infrastructure, are utilized to support a variety of computer users across the enterprise.

PRODUCTS

     TSInfoPRO EDV

     This product is licensed to electronic data vaulting service providers such as telephone and cable companies and Internet service providers, who, on an out-sourced service basis, provide remote backup and recovery services to personal computer users. The service provider establishes a safe, offsite storage vault location at which the backup server farm and archived data are stored and managed. Remote and mobile personal computer users subscribe to a service offering and can back up their computer systems to that service provider over their transmission medium of choice, such as telephone lines or the Internet, through the TSInfoPro EDV technology.

     TSInfoPRO Corporate

     This product was introduced in early 1998 and is targeted for implementation on a wide range of server repository engines, including Sun Solaris, Windows NT and SCO Unix, within the data center of enterprise customers. The Corporate product can be used

VERITAS
TELEBACKUP

to back up and recover personal computer units on the organization's local area network or wide area network, as well as remote and mobile users connecting by dial-up communications infrastructure. These remote and mobile units can be supported over the Internet or the organization's own intranet.

     TSInfoPRO also includes security features such as authentication codes for session validation, user personal identification numbers for file or system restoration, a data scrambling process that acts in a similar capacity to a DES or RSA encryption technique, and the storage of files in a compressed, unreadable format.

MARKETING AND DISTRIBUTION

     TeleBackup markets its products through original equipment manufacturers and value-added resellers and does not directly sell to end-users. Under a typical original equipment manufacturer arrangement, the TSInfoPRO product is re-branded with the trademark of the original equipment manufacturer, or directly integrated into such original equipment manufacturer's own backup and storage management product lines, and then distributed to end users via the original equipment manufacturer's direct sales force and distribution channel. The original equipment manufacturer generally provides first level support. TeleBackup also enters into distribution agreements with value-added resellers that market and sell the product under the TSInfoPRO brand name. Value-added resellers typically assume all marketing and selling activities, as well as "level one" customer support. TeleBackup provides support to original equipment manufacturer and value-added reseller partners that covers error corrections, product upgrades, and resolution of problems reported to the distribution partner's own helpdesk and technical support groups that they cannot solve directly.

     TeleBackup has original equipment manufacturer distribution agreements with two major partners, StorageTek and VERITAS. StorageTek currently re-brands TSInfoPRO as "REX" and "PowerBAK" The REX project is an electronic data vaulting service initiative that was initially launched in Canada in 1997, and was launched in the U.S. market in the fall of 1998. TeleBackup receives a sliding scale percentage of gross revenues generated by the REX project. The StorageTek agreement also enables StorageTek to re-brand and distribute the TSInfoPro Corporate products that are targeted at the in-house corporate usage market. StorageTek will re-brand a turnkey unit, consisting of server, storage, and TSInfoPRO software as PowerBAK. North American distribution of this product line commenced in the fall of 1998. Under the VERITAS distribution agreement, VERITAS will integrate the TSInfoPRO product into its NetBackup product line. TeleBackup intends to pursue additional original equipment manufacturer and distribution partners within the storage management and general information technology industry.

     The TeleBackup product is also re-branded and sold by distributors under the names "RightBAK", "Saf-T-Net", "Datasafe", "Data Protection Services" and "InterBAK."

RESEARCH AND DEVELOPMENT

     TeleBackup believes that technical leadership is key to the company's success and anticipates that it will continue to commit substantial resources to research and development. Future success will depend in large part on TeleBackup's ability to continue to enhance existing products, respond to changing customer requirements and introduce, in a timely manner, new products that keep pace with technological developments and emerging industry standards.

VERITAS
TELEBACKUP

     In particular, research and development efforts will continue to be focused upon expanding the functionality and improving the performance of the TeleBackup products, developing broader platform support for both the client and the server components of the products and providing enhanced operation and management of the products. The StorageTek agreement also requires TeleBackup to provide a defined level of development resources to create product differentiation between TSInfoPRO EDV and the StorageTek version of the product referred to as REX. TeleBackup may not have the resources necessary to perform its obligations to StorageTek. Furthermore, its development efforts may not be successful.

     Currently, TeleBackup's main research and development initiatives are:

     - development of an e-commerce interface for the StorageTek version of TSInfoPro EDV;

     - extension and refinement of the system management functions in the administration component of the product, including interfacing to major system management software products;

     - extension of client support to Windows '98 and when appropriate Windows NT 5.0;

     - extension of server support to HP-UX and other selected UNIX operating systems; and

     - database and file processing and transmission processes to increase capacity and improve performance.

     TeleBackup believes that it will have to devote significant time and resources to these efforts and it may not be successful in developing and marketing such enhancements to its existing products, or new products incorporating new technology, on a timely basis. Furthermore, TeleBackup's products may not achieve market acceptance or adequately address the changing needs of the marketplace. If TeleBackup is unable to successfully accomplish those development efforts, TeleBackup's business would be materially and adversely affected.

     At March 31, 1999 TeleBackup's research and development staff consisted of 20 employees located at TeleBackup's Calgary, Alberta headquarters. TeleBackup must hire additional research and development personnel for timely completion of development projects. The market for those personnel is very competitive and they may not be able to be hired on a timely basis.

     From time to time, TeleBackup or its competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of TeleBackup's existing products. Announcements of currently planned or other new products could cause customers to defer the purchase of existing TeleBackup products.

COMPETITION

     Several small companies are focused on the development of remote backup technologies, in addition to the direct delivery of electronic data vaulting services. These include Connected Corp. in Framingham, Massachusetts, Atrieva in Seattle, Washington, STAC Inc. in San Diego, California, and Core Data in Phoenix, Arizona. Connected Corp. and Atrieva are primarily in the business of marketing electronic data vaulting services to end users, although Connected Corp. does re-package its product for the corporate market. STAC and Core Data are product developers, focusing on the corporate market via direct sales, as well as distribution partners.

VERITAS
TELEBACKUP

     All competitors are Windows NT-centric, while TeleBackup provides UNIX-based server repository operating systems options in addition to Windows NT. Competitors also differ in the degree of system backup and recovery provided to users, with certain companies offering data file set backup and recovery capability only as opposed to the full system backup and recovery capability of TeleBackup's products.

     The principal competitive factors affecting the market for TeleBackup's products are ease of use, functionality and features, product quality, product architecture, breadth of distribution, price, customer support and name recognition. In the future, TeleBackup will be required to respond promptly and effectively to the challenges of technological change and its competitors innovations. TeleBackup may not be able to provide products that compare favorably with the products of TeleBackup's competitors. Also, competitive pressures could require TeleBackup to reduce its prices.

INTELLECTUAL PROPERTY

     Measures TeleBackup takes to protect its intellectual property

     TeleBackup considers certain features of its software products and documentation to be proprietary and relies on copyright, trademark and trade secret laws, confidentiality agreements, license arrangements and other measures to establish and protect its intellectual property. TeleBackup does not currently hold any patents but has filed one patent application relating to its TSInfoPRO technology.

     In addition, TeleBackup attempts to protect its proprietary rights by entering into non-disclosure agreements with its employees, consultants, distributors and business partners. Software, documentation and other proprietary intellectual property are covered by licensing agreements which contain certain restrictions on transferability and unauthorized use and disclosure of confidential information.

     Infringement risks

     Although TeleBackup has incorporated these restrictions and safeguards, other parties could attempt to copy or obtain its technology or products without authorization. TeleBackup's protection of its proprietary rights, including any patent that may be issued, may not be adequate. Also, TeleBackup's competitors could independently develop similar technology, duplicate TeleBackup's products or design around any patent issued to TeleBackup or its other intellectual property rights.

     Litigation risks

     TeleBackup is not aware that its products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, third parties could still assert infringement claims against TeleBackup in the future and any assertion could result in costly litigation or require TeleBackup to enter into an unfavorable licensing arrangement with that party. As the number of software products in the industry increases and the functionality of these products further overlap, TeleBackup believes that software developers may become increasingly subject to infringement claims. Any claims, with or without merit, can be time consuming and expensive to defend.

VERITAS
TELEBACKUP

     Trademarks

     TSInfoPRO is a registered trademark of TeleBackup Systems Inc. TeleBackup, TSInfoPRO EDV, TSInfoPRO Corporate and TSInfoPRO NT Enterprise are trademarks of TeleBackup Systems Inc.

EMPLOYEES

     As of March 31, 1999, TeleBackup had 41 full-time employees, including 20 in research and development, 7 in sales and marketing, 10 in customer support and 4 in finance and administration. TeleBackup believes that its future success will depend in part on its ability to hire and retain qualified personnel.

FACILITIES


     TeleBackup's principal executive offices are located in Calgary, Alberta, Canada at a leased facility totaling approximately 18,526 square feet, held under a lease which will expire in March, 2004. In addition, TeleBackup leases a further 8,000 square feet, held under five separate leases which expire in February 2003.


LEGAL PROCEEDINGS

     TeleBackup is not currently a party to any litigation or other legal proceedings that, in the opinion of management, could have a material adverse effect on TeleBackup's business, operating results or financial condition.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                           MANAGEMENT OF NEW VERITAS

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information as of March 31, 1999 with respect to persons who are expected to serve as executive officers or directors of New VERITAS:


          NAME             AGE                        TITLE
          ----             ---                        -----
Mark Leslie                53    Chief Executive Officer and Chairman of the
                                 Board
Terence R. Cunningham      39    President and Chief Operating Officer, Director
Geoffrey W. Squire         52    Executive Vice-President and Vice-Chairman of
                                 the Board
Fred van den Bosch         52    Executive Vice President of Engineering,
                                 Director
Peter J. Levine            38    Senior Vice President, Strategic Operations
Kenneth Lonchar            41    Senior Vice President, Finance and Chief
                                 Financial Officer
Paul A. Sallaberry         43    Senior Vice President, Worldwide Sales
Jay A. Jones               44    Vice President, General Counsel and Secretary
Michael Colemere           35    Vice President, Product Marketing
Michael Wentz              46    Vice President, Technical Services
David Hallmen              35    Vice President, Merger Integration
Steven Brooks              47    Director
William H. Janeway         55    Director
Gregory B. Kerfoot         39    Director
Stephen J. Luczo           42    Director
Joseph D. Rizzi            56    Director


     Directors will hold office until the next annual meeting of stockholders and until their successors have been elected and qualified or until their earlier resignation or removal. Executive officers will be chosen by and will serve at the discretion of the Board of Directors. There is no family relationship between any proposed director or executive officer of New VERITAS and any other director or executive officer of New VERITAS.

     Mr. Leslie has served as President and Chief Executive Officer of VERITAS since 1990 and as a director of VERITAS since 1988. Prior to 1990, he was the principal and owner of Leslie Consulting, a management consulting firm and President and Chief Executive Officer of Rugged Digital Systems, Inc., a computer manufacturer. Mr. Leslie is also Chairman of the Board of Versant Object Technology Corporation, an object-oriented database software company.

     Mr. Cunningham currently serves as Seagate Software's President and Chief Operating Officer and as President of the Network & Storage Management Group. In May 1994, Mr. Cunningham joined Seagate Technology in connection with its acquisition of Crystal Computer Services, a computer services company founded by Mr. Cunningham in 1984. Mr. Cunningham served as Crystal's President until May 1996, when he was named President of the Storage Management Group. Later in 1996, he was named Executive Vice President and General Manager of the Network & Storage Management Group business. Since July 1997 Mr. Cunningham has served as President and Chief Operating Officer for

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

Seagate Software as well as Executive Vice President and General Manager of the Network & Storage Management Group business.

     Mr. Squire has been Co-Chairman of the Board of Directors and Executive Vice-President of VERITAS since April 1997, when VERITAS merged with OpenVision. Mr. Squire became a director of OpenVision in January 1994 and was appointed Chief Executive Officer of OpenVision in July 1995. From January 1994 to November 1994, Mr. Squire was Executive Vice President and Chief Executive Officer of International Operations and from November 1994 to June 1995, he was President and Chief Operating Officer of OpenVision. Prior to that time, Mr. Squire worked at Oracle Corporation most recently as a member of Oracle's Executive Committee as Chief Executive, International Operations. Mr. Squire has sat on the Council of the U.K. Computing Services and Software Association since 1990. In 1995, Mr. Squire was elected as the founding President of the European Information Services Association. Mr. Squire also serves as a director of Industri-Mathematik International Corp.

     Mr. van den Bosch has served as Executive Vice President, Engineering of VERITAS since July 1997. Mr. van den Bosch served as Senior Vice President, Engineering of VERITAS from 1991 to July 1997 and was appointed as a director of VERITAS in February 1996. From 1970 until 1990, he served in various positions with Philips Information Systems, including Director of Technology.

     Mr. Levine has served as Senior Vice President of Strategic Operations of VERITAS since January 1999, after serving as Senior Vice President, OEM Sales from December 1997 to December 1998. Mr. Levine served as Vice President, OEM Sales of VERITAS from December 1995 to December 1997. From January 1995 to November 1995, Mr. Levine was Director of Marketing of VERITAS. From July 1992 to December 1994, Mr. Levine was an original equipment manufacturer sales representative at VERITAS. Prior to 1992, Mr. Levine held several software engineering and consulting positions at MIT's Project Athena, the Open Software Foundation and Apollo Computer.

     Mr. Lonchar has served as Chief Financial Officer and Senior Vice President, Finance of VERITAS since February 1999. Mr. Lonchar became Chief Financial Officer in April 1997 and served as Vice President, Finance of VERITAS from April 1997 until February 1999. Mr. Lonchar was Chief Financial Officer and Senior Vice President of OpenVision from December 1995 until the Merger in April 1997. Prior to joining OpenVision, Mr. Lonchar was Vice President, Finance and Administration and Chief Financial Officer of Microtec Research, Inc., a publicly-traded software company. Mr. Lonchar is a certified public accountant.

     Mr. Sallaberry has served as Senior Vice President, Worldwide Sales of VERITAS since July 1997. Mr. Sallaberry served as Vice President, North American Sales of VERITAS from April 1997 to July 1997. Mr. Sallaberry was OpenVision's Senior Vice President of Sales from October 1992 until June 1994. Mr. Sallaberry rejoined OpenVision in February 1995 as Senior Vice President of North American Operations. From 1989 through 1992, he served in various positions at Oracle Corporation, most recently as Vice President, Vertical Sales Division.

     Mr. Jones has served as Vice President, General Counsel and Secretary of VERITAS since April 1997. Mr. Jones joined OpenVision as General Counsel in March 1993 and was appointed Vice President, General Counsel and Secretary in July 1994 and served in those capacities until the merger in April 1997. Prior to March 1993, Mr. Jones served in various management positions at Oracle Corporation and WordStar International Incorpo-

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

rated, a word-processing software company. Mr. Jones is a member of the California Bar Association.

     Mr. Colemere joined Seagate Software as Vice President of Product Management in December 1996. Before joining Seagate Software, Mr. Colemere was the Director of Strategic Business Development at Cheyenne from April 1994 to December 1996. Prior to his position with Cheyenne, Mr. Colemere also held a range of product management and development management positions with Novell, including Director of Engineering Program Management for Novell's NetWare Products Division.

     Mr. Wentz currently serves as Vice President of Technical Services for the Network & Storage Management Group. He joined Seagate Software in February of 1996 as part of its acquisition of Arcada Software, Inc. Mr. Wentz joined Arcada in May of 1994 where he served in a similar capacity as Vice President of Technical Support Services. Prior to joining Arcada, Mr. Wentz served as Director of Technical Support Operations at Samna Corporation and then at Lotus Development Corporation after its acquisition of Samna.

     Mr. Hallmen currently serves as Vice President of business development at Seagate Software. Before Arcada's acquisition by Seagate Software in February 1996, Mr. Hallmen was Vice President of marketing for Arcada. Prior to joining Arcada, Mr. Hallmen was Vice President of sales and marketing for Artisoft, Inc., a developer and manufacturer of personal computer network hardware and software.


     Mr. Brooks has been a director of VERITAS since April 1996. Since February 1999, Mr. Brooks has been General Partner of Broadview Capital Partners, a private equity firm. From September 1997 to February 1999, Mr. Brooks was a managing director of Donaldson, Lufkin & Jenrette Securities Corporation, an investment banking firm. See "The NSMG Combination -- Interests of persons in the NSMG combination" on page 78. From 1996 to 1997, Mr. Brooks was a private investor and a consultant to technology companies. From 1994 to 1996, Mr. Brooks served as Managing Director and Head of Global Technology Investment Banking at the Union Bank of Switzerland Securities, LLC. Prior to 1994, Mr. Brooks was a private investor and consultant to high-technology firms, and served as Managing Partner of investment banking at Robertson, Stephens & Co., a San Francisco-based investment bank. Mr. Brooks is a director of Paychex, Inc. a national payroll processing and business services company, and QRS, an electronic commerce company.


     Mr. Janeway has been a director of VERITAS since April, 1997. Mr. Janeway has been a Managing Director of E.M. Warburg Pincus & Co., LLC since 1988. Prior to 1988, he served in a management capacity at F. Eberstadt & Co., Inc. Mr. Janeway is a director of ECsoft Group, PLC, Vanstar Corporation, Maxis, Inc., Zilog, Inc., and Industri-Mathematik Intl. Corp.

     Mr. Kerfoot currently serves as Seagate Software's Chief Strategic Officer and as President of the Information Management Group. In May 1994, he joined Seagate Technology in connection with its acquisition of Crystal, where he had previously served as Director of Research and Development and Chief Architect of Crystal Reports, and continued as Crystal's Director of Research and Development until May 1996, when he was named President of the Information Management Group. Since July 1997, Mr. Kerfoot has served as Chief Strategic Officer for Seagate Software as well as President of the Information Management Group.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     Mr. Luczo currently serves as Chairman of the Board of Directors of Seagate Software and as Chief Executive Officer, President and Director of Seagate Technology. Prior to becoming Seagate Software's Board Chairman in July 1997, Mr. Luczo served as Seagate Software's Chief Operating Officer between March 1995 and July 1997. Mr. Luczo joined Seagate Technology in October 1993 as Senior Vice President, Corporate Development and was promoted to Executive Vice President, Corporate Development in March 1995, where he served until September 1997. He was promoted to President and Chief Operating Officer of Seagate Technology in September 1997, and served in the latter capacity until August 1998. In July 1998, Mr. Luczo was promoted to Chief Executive Officer and appointed to the Board of Directors. Before joining Seagate Technology in 1993, Mr. Luczo was Senior Managing Director and co-head of the Bear Stearns and Co. Global Technology Group. Mr. Luczo also serves on the boards of directors of Gadzoox Microsystems, Inc. and Dragon Systems, Inc.


     Mr. Rizzi has been a director of VERITAS since 1987. Prior to that date, he served as a general partner of Matrix Partners, a venture capital firm and as Chief Executive Officer of Elxsi, a computer company.


COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors of New VERITAS will have the following committees:

    Audit committee

     The audit committee will review with New VERITAS' independent public accountants and with New VERITAS' internal accounting staff the scope and results of the independent accountants' audit work, New VERITAS' annual financial statements, and New VERITAS' internal accounting and control systems. The audit committee will also recommend to the Board the firm of independent public accountants to be selected to audit New VERITAS' accounts and make further inquiries as it deems necessary or desirable to inform itself as to the conduct of New VERITAS' affairs.


     It is anticipated that Mr. Brooks and Mr. Rizzi will be the members of the audit committee.


  Compensation committee

     The compensation committee will review and make recommendations to the board regarding the compensation for officers and compensation guidelines for employees of New VERITAS and administer New VERITAS' stock purchase and stock option plans.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP


     It is anticipated that Mr. Rizzi and an independent director will be members of the compensation committee.


COMPENSATION OF DIRECTORS

  How board members will be compensated

     Non-employee directors of New VERITAS will receive a specified number of stock options under the directors' plan to be assumed by New VERITAS. None of the members of the VERITAS board has received, and none of New VERITAS' directors will receive, any fees for attending board or board committee meetings, other than reimbursement of actual expenses they incur to attend meetings.

  Grant of options to directors

     The VERITAS 1993 Directors' Stock Option Plan provides that each non-employee director who is first elected or reelected to the board, is granted an option to purchase 54,000 shares of VERITAS common stock on the later to occur of (1) the date he or she is first elected or reelected to the VERITAS board or (2) the date his or her most recent prior option granted by VERITAS becomes fully vested as to all shares. A non-employee director who received a grant prior to the assumption of the directors' plan by New VERITAS, shall not be granted an initial grant.

     Each non-employee director will receive a succeeding grant of an option to purchase 13,500 shares of VERITAS or New VERITAS common stock, as applicable, each year on the anniversary date of the most recent prior option granted to him or her by VERITAS or New VERITAS, as applicable, provided the individual is still a member of the board. A non-employee director shall not receive a succeeding grant earlier than the first anniversary of his or her initial grant.

  Exercisability of options

     Options granted under the directors' plan are immediately exercisable. Once exercised, VERITAS or New VERITAS will have a right to repurchase unvested shares. This repurchase right lapses as the shares vest. Initial grants vest as to 3,375, and succeeding grants vest as to 844, of the shares on the last day of each calendar quarter, provided that the non-employee director attends at least one board meeting during the quarter. If the non-employee director attends a meeting that occurs prior to the date the option was granted, he or she will not receive vesting credit with respect to that particular option as a result of attending the meeting.

  Terms of options

     Options have a ten year term and will fully vest as to any shares that remain unvested on the day immediately preceding the tenth anniversary of the date the option is granted. Options cease vesting but remain exercisable if the non-employee director ceases to be a member of the board, so long as he or she continues to provide services to New VERITAS as a consultant.

  Effect of mergers, consolidations, dissolutions or liquidations

     In the event of a merger, consolidation, dissolution or liquidation of VERITAS or New VERITAS, the sale of substantially all of the assets of VERITAS or New VERITAS or any other similar corporate transaction, the vesting of all options granted

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

pursuant to the directors' plan will accelerate and the options will become exercisable in full and will terminate in accordance with termination provisions of the directors' plan. The NSMG combination will not trigger acceleration of the outstanding directors' plan options.

  Number of shares reserved for issuance under the plan

     An aggregate of 562,500 shares of VERITAS common stock is reserved for issuance under the directors' plan. In the event that any outstanding option under the directors' plan expires or terminates for any reason, the shares of VERITAS common stock allocable to the unexercised portion of the option shall be available again for the grant. As of March 31, 1999 options to purchase 237,373 shares were outstanding, 42,750 had been exercised and 282,377 shares were eligible for future grant. After the NSMG combination the currently outstanding options will remain outstanding and will be exercisable for an equivalent number of shares of New VERITAS common stock. In addition, after the NSMG combination, the shares currently reserved for future issuance under the directors' plan will represent an equivalent number of shares of New VERITAS common stock.

  Amendment to the plan

     On October 5, 1998, the VERITAS board of directors approved an amendment to the directors' plan to provide that, if the number of outstanding shares of common stock of VERITAS is changed as a result of a stock dividend, stock split, reverse stock split, combination or other similar capital change, the VERITAS board of directors will have discretion to determine whether the number of shares available under the directors' plan, the maximum number of shares that can be granted to a director, the number of shares subject to outstanding options or the other terms of such outstanding options, will be adjusted to reflect the capital change.

     New VERITAS will assume VERITAS' directors' stock option plan.

COMPENSATION OF EXECUTIVE OFFICERS

     New VERITAS has not yet paid any compensation to any of its executive officers and the form and amount of the compensation has not yet been determined. The board will rely on its compensation committee to recommend the form and amount of compensation to be paid to New VERITAS' executive officers.

     It is anticipated that when the compensation committee meets to determine compensation, the committee will generally adhere to compensation policies which reflect the belief that:

     - New VERITAS must attract and retain individuals of outstanding ability and motivate and reward them for sustained performance;

     - a significant portion of an executive's compensation should be at risk based upon that executive's and the Company's performance; and

     - levels of compensation should generally be in line with that offered by comparable corporations.

     For information concerning the compensation historically paid to the executive officers of each of VERITAS, Seagate Software and TeleBackup who will serve as executive officers or directors of New VERITAS, see "Information with Respect to VERITAS" on page 238, the Seagate Software annual report on Form 10-K attached as Appendix U and

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

incorporated by reference in this document and "Information with Respect to TeleBackup" on page 241.

EMPLOYMENT AGREEMENTS

     Seagate Technology and Seagate Software have agreed to encourage the following employees to enter into employment agreements with New VERITAS:

     - Terence R. Cunningham;

     - David Hallmen;

     - Michael Wentz;

     - Michael Colemere;

     - Neal Ater; and

     - David Galiotto.

     In addition, we anticipate that the following employees of VERITAS will enter into employment agreements with New VERITAS:

     - Mark Leslie;

     - Fred van den Bosch;

     - Peter J. Levine;

     - Kenneth Lonchar;

     - Paul A. Sallaberry; and

     - Jay A. Jones.

  Terms of the agreements

     Under the employment agreements, these people will be paid a base salary and will be entitled to receive a performance bonus as determined by the board of directors or the compensation committee. All these employment agreements provide for the for a term of one year, except for Mark Leslie and Terence Cunningham, which are expected to be for a term of two years. In addition, each employment agreement provides that at the end of its term, the employee shall continue on a month to month basis on the terms and conditions in the employment agreement.

  Severance provisions

     Generally, if New VERITAS terminates one of these employment agreements as a result of an involuntary termination described below, then the affected employee shall be entitled to six months of the employee's base compensation, plus any unpaid quarterly bonuses, and 50 percent of the employee's target bonus for the fiscal year. In addition, they will be entitled to the continued vesting of all stock options and restricted stock held by the employee through the consulting period described below, and the continued exercisability of all stock options for three months following the end of the consulting period. The employee shall also be entitled to continue to receive health, dental and life insurance coverage and shall be retained as a consultant to New VERITAS as set forth in the applicable agreement.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     The employee shall not be entitled to receive severance benefits if the employee's employment terminates by reason of employee's voluntary resignation, New VERITAS terminates employee's employment after the last day of the employment term or the termination is for cause as described below, except those under New VERITAS' severance and benefits plans.

     "Involuntary termination" means:

     - without employee's consent, the reduction of employee's duties, authority or responsibilities, or the assignment to employee of reduced duties, authority or responsibilities;

     - a reduction in the employee's base salary;

     - a reduction in the employee's target bonus opportunity with the result that employee's overall cash compensation package is significantly reduced;

     - the relocation of employee to a facility or a location more than 30 miles away, without employee's consent;

     - any termination of employee not for cause; and

     - any act or set of acts that would, under California case law or statute, constitute a constructive termination of employee.

     The "consulting period" is a period of twelve months after the date of involuntary termination if the involuntary termination occurs six months after the effective date of the NSMG combination or nine months after the date of involuntary termination if the involuntary termination is more than six months after the effective date of the NSMG combination.

  Noncompetition provisions

     The employment agreements provide that until the end of the consulting period, the employee will not be owner, consultant, director, or employee of any business which has products which compete directly with New VERITAS' products, or without the authorization of New VERITAS. In addition, until one year after employee's termination for any reason, employee shall not take away any employee of New VERITAS or cause an employee to leave.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                      INFORMATION WITH RESPECT TO VERITAS

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to VERITAS in all capacities during 1996, 1997 and 1998 by VERITAS' chief executive officer and VERITAS' four other most highly compensated executive officers who will serve as executive officers of New VERITAS. This information includes the dollar value of base salaries, commissions and bonus awards, the number of shares subject to stock options granted and certain other compensation, whether paid or deferred. VERITAS does not grant stock appreciation rights and has no long-term compensation benefits other than stock options.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                       ------------
                                                          ANNUAL COMPENSATION             AWARDS
                                                   ---------------------------------    SECURITIES
                                                                     OTHER ANNUAL       UNDERLYING
NAME AND PRINCIPAL POSITION   YEAR   SALARY(US$)    BONUS(US$)     COMPENSATION(US$)    OPTIONS(#)
---------------------------   ----   -----------   -------------   -----------------   ------------
Mark Leslie.................  1998   $300,000.00    $398,765.00       $ 1,200.00         123,750
  President, Chief            1997    250,000.00     326,400.00         1,200.00         191,248
  Executive Officer           1996    230,000.00     170,800.00                0         168,750
Geoffrey W. Squire..........  1998    240,212.94     236,867.00                0          41,250
  Executive Vice President    1997    169,689.00     208,875.00        18,444.00               0
                              1996             0              0                0               0
Fred van den Bosch..........  1998    220,000.08     219,321.00         1,200.00          82,500
  Executive Vice              1997    160,000.00     140,598.00         1,200.00         112,498
  President of Engineering    1996    145,000.00      78,082.00                0          50,625
Paul A. Sallaberry..........  1998    300,349.96      99,691.00         1,200.00          37,500
  Senior Vice President,      1997    284,170.00      58,485.00         1,200.00          78,748
  Worldwide Sales             1996             0              0                0               0
Kenneth Lonchar.............  1998    191,200.08     179,444.00                0          22,500
  Chief Financial Officer     1997    114,667.00     133,680.00                0          22,498
  Sr. Vice President,
     Finance                  1996             0              0                0               0
Peter J. Levine.............  1998    150,000.00     179,691.00         1,200.00          37,500
  Senior Vice President,      1997    145,000.00     149,270.00         1,200.00          78,749
  Strategic Operations        1996    110,000.00      48,380.00                0          47,250

     Portions of bonuses for services rendered in fiscal year 1996, 1997 and 1998 were each paid in the following year. Share data has been restated to give retroactive effect to a 3-for-2 stock split in the form of a stock dividend effected on May 20, 1998. Mr. Sallaberry and Mr. Squire joined VERITAS in April 1997 when VERITAS merged with OpenVision Technologies, Inc. The compensation amounts include sales commissions paid to Mr. Sallaberry by VERITAS in the amount of $118,965 in 1996 and $170,837 in 1997.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

OPTION GRANTS IN 1998

     The following table sets forth further information regarding the individual grants of stock options pursuant to VERITAS' stock option plans during fiscal 1998 to each of the VERITAS named officers. The table illustrates the hypothetical gains or "option spreads" that would exist for the options at the end of the ten-year term of the option based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted to the end of the term. The 5% and 10% assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent VERITAS' estimate or projection of future common stock prices. Actual gains, if any, on option exercises will depend on the future performance of VERITAS' common stock and overall market conditions. The potential realizable values shown in this table may never be achieved.

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                          NUMBER OF     PERCENT OF                                        ANNUAL RATES OF
                          SECURITIES   TOTAL OPTIONS                                 STOCK PRICE APPRECIATION
                          UNDERLYING    GRANTED TO                                        FOR OPTION TERM
                           OPTIONS     EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   -------------------------
         NAME              GRANTED      FISCAL YEAR      (US$/SHR)         DATE          5%            10%
         ----             ----------   -------------   --------------   ----------   -----------   -----------
Mark Leslie............    123,750          5.4            $39.17        4/14/08      3,048,176     7,724,677
Geoffrey W. Squire.....     41,250          1.8            $39.17        4/14/08      1,016,059     2,574,892
Fred van den Bosch.....     82,500          3.6            $39.17        4/14/08      2,032,117     5,149,785
Kenneth Lonchar........     22,500          1.0            $39.17        4/14/08        554,214     1,404,487
Paul A. Sallaberry.....     37,500          1.6            $39.17        4/14/08        923,690     2,340,811
Peter J. Levine........     37,500          1.6            $39.17        4/14/08        923,690     2,340,811

     The exercise price of all stock options was equal to the fair market value of VERITAS' common stock on the date of grant. Stock options vest over four years at the rate of 1/48 per month, such vesting to accelerate in the event of an acquisition or merger of VERITAS. The options were granted for a term of ten years, subject to earlier termination upon termination of employment. Share and per share data has been restated to give retroactive effect to a 3-for-2 stock split in the form of a stock dividend in May 1998.

AGGREGATE OPTION EXERCISES IN 1998 AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information concerning the exercise of stock options during 1998 by each of the VERITAS named officers, including the aggregate amount of gains on the date of exercise. In addition, the table includes the number of shares covered by both vested and unvested stock options held on December 31, 1998 by each of the VERITAS named officers. Also reported are values for "in the money" stock options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the VERITAS common stock as of

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

December 31, 1998. The fair market value is determined by the closing price of VERITAS' common stock on December 31, 1998, which was $59.94 per share.

                                                  NUMBER OF SECURITIES
                                                       UNDERLYING
                         SHARES        VALUE          UNEXERCISED          VALUE OF UNEXERCISED
                       ACQUIRED ON    REALIZED     OPTIONS AT FISCAL      IN-THE-MONEY OPTIONS AT
        NAME           EXERCISE(#)     (US$)            YEAR-END           FISCAL YEAR-END($US)
        ----           -----------   ----------   --------------------   -------------------------
                                                    VESTED   UNVESTED         VESTED      UNVESTED
                                                  --------    -------    -----------   -----------
Mark Leslie..........    29,999      $  940,623   378,751     337,499    $19,043,997   $12,459,417
Geoffrey W. Squire...    86,400      $1,948,165   106,895     159,355    $ 5,094,057   $ 6,791,675
Fred van den Bosch...         0      $        0   290,801     181,312    $15,290,591   $ 6,194,667
Kenneth Lonchar......    13,706      $  667,551    11,895      41,537    $   413,934   $ 1,330,341
Paul A. Sallaberry...    44,999      $1,710,374    83,617     138,661    $ 3,634,233   $ 5,306,142
Peter J. Levine......    17,200      $  656,804    75,425     112,968    $ 3,333,951   $ 4,138,322

     Share data has been restated to give retroactive effect to a 3-for-2 stock split in the form of a stock dividend effected in May 1998. The value realized for option exercises is the aggregate fair market value of VERITAS common stock on the date of exercise less the exercise price. The valuations shown above for unexercised in-the-money options are based on the difference between the option exercise price and the fair market value of the stock on December 31, 1998. These values have not been, and may never be, realized.

RECENT VERITAS TRANSACTIONS

     From January 1, 1998 to the present, there have not been any and there are currently no proposed transactions in which the amount involved exceeded $60,000 to which VERITAS or any of its subsidiaries was or is to be a party and in which any executive officer, director, 5% beneficial owner of VERITAS common stock or member of the immediate family of them had or will have a direct or indirect material interest. There are no business relationships between VERITAS and any entity, of which a director of VERITAS is an executive officer or of which a director of VERITAS owns equity interest in excess of 10%, involving payments for property or services in excess of five percent of VERITAS consolidated gross revenues for VERITAS for 1998 except as already reported or as set forth above under "-- Compensation of executive officers" on page 238 and "The NSMG Combination -- Interests of persons in the NSMG combination" on page 78.

VERITAS
TELEBACKUP

                     INFORMATION WITH RESPECT TO TELEBACKUP

COMPENSATION OF EXECUTIVE OFFICERS

     In the fiscal year ended December 31, 1998, TeleBackup had four "executive officers" as that term is defined in applicable Canadian securities legislation. These executive officers were paid aggregate cash compensation by TeleBackup in the amount of C$534,244 on account of services rendered to TeleBackup for the fiscal year ended December 31, 1998. Cash compensation in the amount of C$17,500 was paid during this period to the directors of TeleBackup for attending meetings of the board of directors or any board committee. The incremental cost to TeleBackup of compensation paid to the executive officers other than the compensation referred to above and the compensation under the plan described below does not exceed 10% of the aggregate cash compensation referred to above for the fiscal year ended December 31, 1998.

STOCK OPTION PLAN

     The TeleBackup board approved a stock option plan on December 22, 1995. Under this plan, options to purchase TeleBackup common shares may, from time to time, be granted to directors, officers, employees and consultants of TeleBackup at the discretion of the board. Under the stock option plan, the number of options granted may not, in the aggregate, exceed 10% of the issued and outstanding TeleBackup common shares. The options may not be granted at exercise prices less than those provided for in the stock option plan and, in any event, not at exercise prices less than those permitted by the applicable rules and regulations of all regulatory authorities to which TeleBackup is subject. The expiration date of all options to be granted is to be no more than five years from the date the option is granted and there are restrictions on when the options may be exercised. Options granted under the stock option plan are non-transferable and subject to the applicable rules and regulations of all regulatory authorities to which TeleBackup is subject. Options are also subject to early termination in the event of the death of the optionee or the optionee ceasing to be a director, officer, employee or consultant.

OPTION GRANTS IN 1998

     Stock options to acquire a total of 25,000 TeleBackup common shares were granted to executive officers during the fiscal year ended December 31, 1998.

     As of December 31, 1998, TeleBackup had reserved an aggregate of 592,500 TeleBackup common shares under its stock option plan described below for issuance to directors, officers and employees upon the exercise of options outstanding as of that date.

VERITAS
TELEBACKUP

     The following table sets forth information, as of the date of this document, with respect to outstanding options to acquire common shares of TeleBackup granted to directors and executive officers:

                                             NUMBER OF
                                            TELEBACKUP     EXERCISE PRICE
                                              COMMON            PER
                                           SHARES UNDER      TELEBACKUP
       HELD BY            DATE OF GRANT       OPTION        COMMON SHARE     EXPIRATION DATE
       -------          -----------------  -------------   --------------   -----------------
Executive Officers      March 23, 1998         25,000          C$2.85       March 23, 2003
Executive Officers      July 31, 1997         100,000            1.40       July 31, 2002
Directors               July 29, 1997          75,000            1.40       July 29, 2002
Directors               August 30, 1996        75,000            1.25       August 30, 2001
Executive Officers      August 30, 1996       146,500            1.25       August 30, 2001
Executive Officers      October 8, 1996       100,000            1.25       October 8, 2001
Executive Officers      December 22, 1995      10,000            1.25       December 22, 2000

OPTION EXERCISED IN 1998

     Options to acquire 28,500 TeleBackup common shares were exercised during the fiscal year ended December 31, 1998. The aggregate net value of the TeleBackup common shares acquired at the date of exercise was C$88,925, the difference between C$124,550 the market value of the common shares subject to the options and C$35,625, the exercise price of the options.

COMPENSATION OF DIRECTORS

     Each director receives C$500 for each board of directors meeting attended and is reimbursed by TeleBackup for expenses related to and incurred to attend meetings.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF TELEBACKUP

     No director or senior officer of TeleBackup, or any associate or affiliate of any that director or officer, was indebted to TeleBackup or any of TeleBackup's subsidiaries at any time since the commencement of the fiscal year ended December 31, 1998, nor has TeleBackup guaranteed or otherwise supported any indebtedness of any of those parties during that period.

INTERESTS OF INSIDERS OF TELEBACKUP IN MATERIAL TRANSACTIONS

     Management of TeleBackup is not aware of any material interest, direct or indirect, of any insider of TeleBackup, or any associate or affiliate of that insider, in any transaction since the commencement of the fiscal year ended December 31, 1998, or any proposed transaction, involving TeleBackup that has materially affected or will materially affect TeleBackup or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the TeleBackup common shares is the Montreal Trust Company of Canada.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                       SECURITY OWNERSHIP OF NEW VERITAS

     The following table sets forth information with respect to the expected beneficial ownership of common stock of New VERITAS after giving effect to the NSMG combination and the TeleBackup combination by:

     - each person or entity expected to be the beneficial owner of more than 5% of the outstanding common stock of New VERITAS;

     -  each person expected to be a director of New VERITAS;

     - the chief executive officer and each of the four most highly compensated officers of VERITAS who are expected to be the chief executive officer and officers of New VERITAS, respectively;

     - each Seagate Software executive officer proposed to be a director or executive officer of New VERITAS; and

     -  all proposed executive officers and directors of New VERITAS as a group.

     The table reflects beneficial ownership as of March 31, 1999. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them subject to community property laws where applicable, unless we indicate otherwise below. We have included in each person's beneficial ownership that person's options to purchase New VERITAS common stock that he or she can exercise within 60 days after March 31, 1999. However, we have not included any other person's options for the purpose of computing percentage ownership.

     We have assumed that all eligible Seagate Software option holders will fully participate in the option exchange offer for purposes of calculating the table. Based on the NSMG exchange ratio and the TeleBackup exchange ratio as of March 31, 1999, there are expected to be 48,092,431 shares held by former VERITAS stockholders, 34,606,432 shares held by Seagate Software, its affiliates and former Network & Storage Management Group optionees and 1,503,682 shares held by former TeleBackup shareholders.

     Unless otherwise noted, each holder has an address of c/o VERITAS Software Corporation, 1600 Plymouth Street, Mountain View, CA, 94043.

     Seagate Software is a majority owned subsidiary of Seagate Technology. Mr. Luczo, an expected director of New VERITAS, is President, Chief Executive Officer and a member of the Board of Directors of Seagate Technology and Chairman of the Board of Directors of Seagate Software. Mr. Kerfoot is the Chief Strategic Officer of Seagate Software. As such, Mr. Luczo and Mr. Kerfoot may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 under the Exchange Act in an indeterminate portion of the shares beneficially owned by Seagate Software. Mr. Luczo and Mr. Kerfoot each disclaim beneficial ownership of these shares for the purposes of Section 16 of the Exchange Act or otherwise. Seagate Technology may be deemed to beneficially own the shares held by Seagate Software.

     The business address of Mr. Kerfoot, Mr. Cunningham and Seagate Software is 915 Disc Drive, Scotts Valley, CA 95066. The business address of Mr. Luczo and Seagate Technology is 920 Disc Drive, Scotts Valley, CA 95067.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP


     Warburg, Pincus consists of (a) Warburg, Pincus Investors, L.P., a Delaware limited partnership, or WPI, (b) Warburg, Pincus & Co., a New York general partnership, or WP, and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company or EMW LLC, which manages WPI. WP, as the sole general partner of WPI, has a 20% interest in the profits of WPI. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP.


     Mr. Janeway, a director of VERITAS and an expected director of New VERITAS, is a managing director and member of EMW LLC and a general partner of WP. As such, Mr. Janeway may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 under the Exchange Act in an indeterminate portion of the shares beneficially owned by Warburg, Pincus. Mr. Janeway disclaims beneficial ownership of those shares for the purposes of Section 16 of the Act or otherwise.

     On July 22, 1998, WPI distributed 15,000 shares to Mr. Janeway, 13,500 shares to EMW LLC and 3,881 shares to WP. The figure for each recipient includes those shares and 6,660,650 shares beneficially owned by WPI.

     The business address of Mr. Janeway and of each Warburg, Pincus entity is 466 Lexington Avenue, New York, NY 10017.

     Janus Capital Corporation, an institutional investment manager, holds shares, on behalf of various client accounts, and shares voting power and holds sole dispositive power.

     Mr. Leslie is the President, Chief Executive Officer and Chairman of the Board of VERITAS and is expected to be the Chief Executive Officer and Chairman of the Board of New VERITAS.

     Mr. Squire is Executive Vice President and Vice-Chairman of the Board of VERITAS and is expected to be the Executive Vice President and Vice-Chairman of the Board of New VERITAS.

     Mr. van den Bosch is Executive Vice President of Engineering and a director of VERITAS and is expected to be the Executive Vice President of Engineering, as well as a director of New VERITAS.

     Mr. Cunningham is expected to become the President and Chief Operating Officer of New VERITAS effective upon the closing of the NSMG combination. Mr. Cunningham is the President and Chief Operating Officer of Seagate Software. As such, he may be deemed to have an indirect pecuniary interest within the meaning of Rule 16a-1 under the Exchange Act in an indeterminate portion of the shares beneficially owned by Seagate Software. Mr. Cunningham disclaims beneficial ownership of these shares for the purposes of Section 16 of the Exchange Act or otherwise. Mr. Cunningham will cease to be an officer of Seagate Software upon the closing of the NSMG combination. Seagate Software and Seagate Technology disclaim beneficial ownership of any shares of New VERITAS common stock or options exercisable therefore held by Mr. Cunningham, because neither Seagate Software or Seagate Technology has now or will have voting or dispositive power over such shares and options.


     As of March 31, 1999, Mr. Cunningham held options to purchase 92,709 shares of Seagate Software common stock that were immediately exercisable or exercisable within 60 days. The figure for Mr. Cunningham's options assumes that Mr. Cunningham converts

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP


those options at the NSMG exchange ratio of 0.647488 as of March 31, 1999 in the employee stock option exchange offer.


     Mr. Levine is Senior Vice President, Strategic Operations and is expected to be the Senior Vice President, Strategic Operations of New VERITAS.

     Mr. Sallaberry is Senior Vice President of Worldwide Sales and is expected to be the Senior Vice President of Worldwide Sales of New VERITAS.

     Mr. Rizzi, Mr. Kerfoot, Mr. Pieper and Mr. Brooks are directors of VERITAS and are expected to be directors of New VERITAS.


     Mr. Pieper is a director of VERITAS.



     Of the shares subject to options held by all proposed executive officers and directors as a group, 60,028 will be held by persons who will be directors or executive officers of New VERITAS who are executive officers of Seagate Software.



                                            AMOUNT AND NATURE OF
                                            BENEFICIAL OWNERSHIP
                                     -----------------------------------    PERCENT OF
         BENEFICIAL OWNER              SHARES      OPTIONS      TOTAL         CLASS
         ----------------            ----------   ---------   ----------    ----------
Seagate Software, Inc..............  34,606,432          --   34,606,432       41.10%
Seagate Technology, Inc............  34,606,432          --   34,606,432       41.10
Stephen J. Luczo...................  34,606,432          --   34,606,432       41.10
Gregory B. Kerfoot.................  34,606,432          --   34,606,432       41.10
William H. Janeway.................   6,675,650          --    6,675,650        7.93
E.M. Warburg, Pincus & Co., LLC....   6,674,150          --    6,674,150        7.93
Warburg, Pincus & Company..........   6,664,531          --    6,664,531        7.91
Warburg, Pincus Investors, L.P.....   6,660,650          --    6,660,650        7.91
Janus Capital Corporation..........   5,347,915          --    5,347,915        6.35
  100 Fillmore Street, Suite 300
  Denver, CO 80205
Mark Leslie........................     671,958     439,687    1,111,645        1.32
Geoffrey W. Squire.................     380,000     143,629      523,629           *
Fred van den Bosch.................      83,174     322,012      405,186           *
Peter J. Levine....................      67,329      96,674      164,003           *
Paul A. Sallaberry.................      29,026     109,382      138,358           *
Joseph D. Rizzi....................      55,083      64,968      120,051           *
Terence R. Cunningham..............          --      60,028       60,028           *
Steven Brooks......................       4,500      43,877       48,377           *
All proposed executive officers and
  directors as a group (19
  persons).........................  42,640,068   1,321,482   43,961,550       52.21%


-------------------------
 *  Less than one percent.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                         SECURITY OWNERSHIP OF VERITAS

     The following table sets forth information as of March 31, 1999, or as otherwise specified, with respect to the beneficial ownership of VERITAS common stock by:

     - each stockholder known by VERITAS to be the beneficial owner of more than 5% of the outstanding shares of VERITAS common stock;

     -  each director of VERITAS;

     - the Chief Executive Officer and each of the four most highly compensated executive officers of VERITAS named for 1998; and

     -  all executive officers and directors of VERITAS as a group.

     The table reflects beneficial ownership as of March 31, 1999. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them subject to community property laws where applicable unless we indicate otherwise below. We have included in each person's beneficial ownership that person's options to purchase Seagate Software common stock that he or she can exercise within 60 days after March 31, 1999. However, we have not included any other person's options for the purpose of computing percentage ownership.

     On March 31, 1999, there were 48,092,431 shares of VERITAS common stock outstanding.

     Pilgrim Baxter and Associates, an institutional investment manager that holds shares on behalf of various client accounts, shares voting power and holds dispositive power with respect to its shares. See "Security Ownership of New VERITAS" on page 243 for information about the other beneficial owners.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                                             AMOUNT AND NATURE OF
                                             BENEFICIAL OWNERSHIP
                                       ---------------------------------    PERCENT OF
          BENEFICIAL OWNER              SHARES      OPTIONS      TOTAL        CLASS
          ----------------             ---------   ---------   ---------    ----------
William H. Janeway...................  6,675,650          --   6,675,650      13.88%
E.M. Warburg, Pincus & Co., LLC......  6,674,150          --   6,674,150      13.88
Warburg, Pincus & Company............  6,664,531          --   6,664,531      13.86
Warburg, Pincus Investors, L.P.......  6,660,650          --   6,660,650      13.85
Janus Capital Corporation............  5,347,915          --   5,347,915      11.12
  100 Fillmore Street, Suite 300
  Denver, CO 80206
Pilgrim Baxter and Associates........  2,703,288          --   2,703,288       5.62
  1255 Drummers Lane, Suite 300
  Wayne, PA 19087
Mark Leslie..........................    671,958     439,687   1,111,645       2.29
Geoffrey W. Squire...................    380,000     143,629     523,629       1.09
Fred van den Bosch...................     83,174     322,012     405,186          *
Peter J. Levine......................     67,329      96,674     164,003          *
Paul A. Sallaberry...................     29,026     109,382     138,358          *
Joseph D. Rizzi......................     55,083      64,968     120,051          *
Kenneth Lonchar......................     51,522      16,583      68,105          *
Roel Pieper..........................         --      64,121      64,121          *
Steven Brooks........................      4,500      43,877      48,377          *
Jay Jones............................     15,394      24,692      40,086          *
All current VERITAS executive
  officers and directors as a group
  (12 persons).......................  8,034,025   1,346,510   9,380,535      18.97%

VERITAS                                                                  SEAGATE
SOFTWARE

                     SECURITY OWNERSHIP OF SEAGATE SOFTWARE

     The following table sets forth information with respect to the beneficial ownership of Seagate Software's outstanding common stock and preferred stock on an as-converted basis, the sum of which is the common equivalent shares, as of March 31, 1999 for:

     - each person who we know holds more than 5% of Seagate Software's common equivalent shares;

     - Seagate Software's most highly compensated executive officers individually;

     - Seagate Software's directors individually; and

     - Seagate Software's directors and executive officers as a group.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them unless we indicate otherwise below and subject to community property laws where applicable.

     We have calculated percentage ownership based on 55,704,764 common equivalent shares as of March 31, 1999. We have included in each person's beneficial ownership that person's options to purchase Seagate Software common stock that he or she can exercise within 60 days after March 31, 1999. However, we have not included any other person's options for the purpose of computing percentage ownership.

     To compute the number of common equivalent shares outstanding we have assumed that Seagate Software's Series A preferred stock is converted on a 1:1 basis to Seagate Software common stock. We have also assumed that the total number of shares of Series A preferred stock includes 7,200,000 shares issuable upon the cancellation of the outstanding share of Seagate Software's special voting preferred stock, because those shares could be issued at any time upon the demand Seagate Technology International, a wholly owned subsidiary of Seagate Technology, that holds the special voting preferred stock.

                                                          NUMBER OF     PERCENT OF
                                                            COMMON        COMMON
                                                          EQUIVALENT    EQUIVALENT
                      STOCKHOLDER                           SHARES        SHARES
                      -----------                         ----------    ----------
Seagate Technology, Inc.................................  54,695,833       98.2%
  920 Disc Drive
  Scotts Valley, CA 95066.
Stephen J. Luczo........................................  54,761,833       98.3
Donald L. Waite.........................................  54,715,833       98.2
Gary B. Filler..........................................  54,712,833       98.2
Lawrence Perlman........................................  54,712,833       98.2
Ellen E. Chamberlain....................................      46,600          *
Terence R. Cunningham...................................     420,000          *
Gregory B. Kerfoot......................................     170,000          *
All directors and executive officers as a group (7
  persons)..............................................  55,452,433       99.5

-------------------------

 *  Less than one percent.

VERITAS                                                                  SEAGATE
SOFTWARE

     Seagate Technology's beneficial ownership excludes 120,000 shares of Seagate Software's common stock held by or issuable pursuant to options granted to Mr. Luczo, Mr. Waite, Mr. Filler and Mr. Perlman over which Seagate Technology does not possess sole or shared voting or investment control. Therefore Seagate Technology disclaims beneficial ownership of those shares.

     Beneficial ownership for Mr. Luczo, Mr. Waite, Mr. Filler and Mr. Perlman includes 54,695,833 common equivalent shares beneficially owned by Seagate Technology to which each of them may be deemed to have shared power to vote or dispose in his capacity as an officer and/or director of Seagate Technology. However, each of Mr. Luczo, Mr. Waite, Mr. Filler and Mr. Perlman disclaim beneficial ownership of those shares.

     With respect to the beneficial ownership of the following persons, the security ownership table above includes exercisable options in the following amounts:

                           NAME                             OPTIONS
                           ----                             -------
Stephen J. Luczo..........................................   66,000
Gary B. Filler............................................   17,000
Lawrence Perlman..........................................   17,000
Terence R. Cunningham.....................................   20,000
Ellen E. Chamberlain......................................   34,600
Gregory B. Kerfoot........................................  170,000
All directors and officers as a group.....................  324,600

     Mr. Waite and Mr. Cunningham hold 6,000 and 250,000 shares of Seagate Software common stock that are subject to repurchase by Seagate Software. Seagate Software's right to repurchase those shares expires on various dates through 2001.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                     MARKET PRICES OF THE COMPANIES' STOCK

     The following table sets forth the high and low sales prices for the periods indicated of TeleBackup common shares, traded under the symbol TBP on the Alberta Stock Exchange, VERITAS common stock, traded under the symbol VRTS on the Nasdaq National Market, and Seagate Technology common stock, traded under the symbol SEG on the New York Stock Exchange.


                        TELEBACKUP           VERITAS         SEAGATE TECHNOLOGY
                       -------------   -------------------   -------------------
                       HIGH     LOW      HIGH       LOW        HIGH       LOW
                       -----   -----   --------   --------   --------   --------
1996 CALENDAR YEAR
First Quarter........   C$--    C$--   US$12.07   US$ 7.93   US$33.88   US$22.38
Second Quarter.......     --      --      14.74       9.11      32.50      21.13
Third Quarter........   1.50    1.15      21.11       7.44      29.31      18.06
Fourth Quarter.......   1.25    0.75      25.00      18.22      42.75      25.88
1997 CALENDAR YEAR
First Quarter........   2.50    1.00      25.33      11.89      56.25      37.38
Second Quarter.......   2.15    1.40      24.06      10.11      54.25      32.50
Third Quarter........   1.80    1.30      33.67      21.94      45.75      34.44
Fourth Quarter.......   2.60    1.65      35.92      23.00      40.63      18.44
1998 CALENDAR YEAR
First Quarter........   2.50    1.85      40.17      26.08      26.00      17.75
Second Quarter.......   5.00    2.25      43.67      33.50      29.63      19.44
Third Quarter........   9.70    3.60      60.25      41.38      27.38      16.13
Fourth Quarter.......  10.15    5.00      65.00      23.75      34.50      19.81
1999 CALENDAR YEAR
First Quarter........  14.30   10.00      89.50      58.00      44.25      25.63
Second Quarter
  (through April 15,
  1999)..............  14.95   13.25      90.12      76.00      31.75      26.12


     On August 31, 1998, the last trading day before the announcement of the proposed TeleBackup combination, the last reported sales price of:

     - TeleBackup common shares on the Alberta Stock Exchange was C$5.30; and

     - VERITAS common stock on the Nasdaq National Market on August 31, 1998 was US$44.88.

     On October 5, 1998, the last trading day before the announcement of the proposed NSMG combination, the last reported sales prices per share of:

     - VERITAS common stock on the Nasdaq National Market was US$45.38 per share; and


     - Seagate Technology common stock on the New York Stock Exchange was US$23.00.



     On April 15, 1999, the latest practical trading day before the printing of this document, the last reported sales price per share of:



     - TeleBackup common shares on the Alberta Stock Exchange was C$14.80;



     - VERITAS common stock on the Nasdaq National Market was US$83.38; and

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VERITAS                                                                  SEAGATE
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     - Seagate Technology common stock on the New York Stock Exchange was
       US$28.69.


     The market price of the VERITAS common stock and the TeleBackup common shares is highly volatile and the market price of the New VERITAS common stock after the combinations is expected to continue to be highly volatile. The trading price of New VERITAS' common stock could be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of technological innovations, new products, acquisitions or dispositions, new customer relationships or new strategic relationships by New VERITAS or its competitors, changes in prices of New VERITAS' or its competitors' products and services, changes in product mix, or changes in revenue and revenue growth rates for New VERITAS. Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the markets in which New VERITAS does business, or relating to New VERITAS specifically could result in an immediate and adverse effect on the market price of New VERITAS' common stock.

     In addition, the stock market has from time to time experienced extreme prices and volume fluctuations, which have particularly affected the market price for the securities of many high-technology companies and that often have been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may adversely affect the market price of New VERITAS' common stock.

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VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

                    DESCRIPTION OF NEW VERITAS CAPITAL STOCK

     The following summary includes all of the material provisions of New VERITAS' capital stock. However, you should read the New VERITAS certificate of incorporation attached as Appendix D and the New VERITAS bylaws attached as Appendix E.

     The authorized capital stock of New VERITAS will consist of 500,000,000 shares of common stock, 10,000,000 shares of preferred stock and one share of special voting stock.


     Based on the shares of VERITAS common stock outstanding on March 31, 1999, immediately following the NSMG combination and the TeleBackup combination, there will be outstanding approximately 98,078,705 shares of New VERITAS common stock. See page 10 for an explanation of how this number is computed.


COMMON STOCK

     Dividends

     The holders of outstanding shares of New VERITAS common stock are entitled to receive dividends out of assets legally available at the times and amounts that the board of directors determines, subject to preferences that apply to any outstanding preferred stock at the time.

     Voting

     Each stockholder is entitled to one vote for each share of New VERITAS common stock held on all matters submitted to a vote of stockholders. New VERITAS stockholders will not have cumulative voting rights. This means that the holders of a majority of the shares voted can elect all of the directors in an election.

     No preemptive, conversion or redemption rights

     The New VERITAS common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

     Liquidation or dissolution

     Upon liquidation, dissolution or winding up of New VERITAS, the assets legally available for distribution to stockholders are distributable ratably among the holders of the New VERITAS common stock and any participating New VERITAS preferred stock after:

     - payment of liquidation preferences, if any, on any outstanding New VERITAS preferred stock; and

     - payment of other claims of creditors.

    Nonassessable shares

     Each share of common stock to be issued in the NSMG combination and upon exchange of the Exchangeco exchangeable shares will be fully paid and nonassessable.

SPECIAL VOTING STOCK

     A single share of New VERITAS special voting stock will be authorized for issuance and a single share will be outstanding.

    Dividends

     The holder of the voting share will not be entitled to receive dividends.

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VERITAS                                                                  SEAGATE
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    Voting

     The voting share will possess a number of votes equal to the number of outstanding Exchangeco exchangeable shares not owned by New VERITAS or any entity controlled by New VERITAS for the election of directors and on all other matters submitted to a vote of stockholders of New VERITAS, except as otherwise required by law or the New VERITAS amended and restated certificate of incorporation. The holders of New VERITAS common stock and the holder of the voting share will vote together as a single class on all matters, except as required by law.

    No preemptive or conversion rights

     The voting share is not entitled to preemptive rights and is not convertible into other securities.

    Liquidation or dissolution

     Upon liquidation, dissolution or winding-up of New VERITAS, the holder of the voting share will not be entitled to receive any assets of New VERITAS available for distribution to its stockholders.

    Cancellation

     The voting share will be canceled when the voting share has no votes attached to it because there are no Exchangeco exchangeable shares outstanding not owned by New VERITAS or an entity controlled by New VERITAS, and there are no shares of stock, debt, options or other agreements of TeleBackup that could give rise to the issuance of any exchangeable shares to any person.

    No redemption

     Other than the cancellation described above, the voting share is not subject to any right of redemption.

ANTI-TAKEOVER PROVISIONS

    Charter and bylaw provisions

     Staggered board. New VERITAS' board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. The classification of the board of directors of New VERITAS could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring control of New VERITAS. Actions must be taken at meetings. Any action required or permitted to be taken by the stockholders of New VERITAS at an annual meeting or a special meeting of the stockholders may be taken only if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting.

     Limits on ability to call special meetings. The bylaws also provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or by a majority of the members of the board of directors.

     Indemnification. New VERITAS' amended and restated certificate of incorporation and its bylaws will provide that New VERITAS will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to New VERITAS. These may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in the management of New VERITAS.

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VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

    Delaware anti-takeover law

     New VERITAS is subject to the provisions of Delaware's anti-takeover law regulating corporate takeovers. The anti-takeover law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets with any "interested stockholder" for three years following the date that such stockholder became an "interested stockholder." An interested stockholder is a stockholder who owns 15% or more of the corporation's outstanding voting stock. A Delaware corporation may "opt out" of the anti-takeover law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. New VERITAS has not "opted out" of the provisions of the anti-takeover law.

    Stockholder rights plan

     The New VERITAS board of directors intends to declare a dividend of one preferred share purchase right for each outstanding share of New VERITAS common stock. The dividend will be payable to stockholders of record on a date to be specified by the New VERITAS board. In addition, one right shall be issued with each share of common stock that becomes outstanding between the record date and the earliest of the distribution date described below, the date the rights are redeemed and the date the rights expire, or following the distribution date and prior to the date the rights are redeemed and the date the rights expire. Each right entitles the registered holder to purchase from New VERITAS one one-hundredth of a share of Series A junior participating preferred stock, of New VERITAS, at a price of $300.00 per one one-hundredth of a preferred share. The description and terms of the rights will be set forth in a rights agreement between New VERITAS and ChaseMellon Shareholder Services, L.L.C., as rights agent.

     Exercisability and duration of rights

     The rights will not be exercisable until the distribution date described below. The rights will expire ten years from their date of issuance, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by New VERITAS, in each case, as described below.

     Triggering of rights and distribution of rights

     The rights will be evidenced, with respect to any of the common stock share certificates outstanding as of the record date, by the common stock share certificates with a copy of the summary of rights which constitutes an exhibit to the rights agreement attached to those share certificate. No person or group shall become an acquiring person if the board determines in good faith that a person or group who would otherwise be an acquiring person has become one inadvertently, and that person or group as promptly as practicable takes the actions as may be necessary so that such person or group would no longer be considered an acquiring person. The rights will be distributed on the earlier to occur of:

     - 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons, or an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of New VERITAS common stock; or

     - 10 business days or later date as may be determined by the board prior to the time a person or group becomes an acquiring person, following the announcement of an

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person. The earlier of those dates is called the distribution date.

     Seagate Technology is not initially an acquiring person

     Seagate Technology, Seagate Software and their affiliates will not be an acquiring person as a result of Seagate Software's acquisition of New VERITAS common stock under the NSMG combination agreement, unless Seagate Technology, Seagate Software and/or their affiliates become the beneficial owner of more than the amount of common stock Seagate Software originally acquired under the NSMG combination agreement.

     Rights will trade only with the shares of common stock until they are distributed

     The rights agreement will provide that, until the distribution date, the rights will be transferred with and only with the shares of New VERITAS common stock. Until the distribution date or earlier redemption or expiration of the rights, new common stock share certificates will contain a notation incorporating the rights agreement by reference. Until the distribution date or earlier redemption or expiration of the rights, the surrender for transfer of any certificates for common stock, even without a notation or a copy of the summary of rights from the rights agreement being attached will also constitute the transfer of the rights associated with the common stock represented by the certificate.

     Rights certificates

     As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares. At the close of business on the distribution date, separate certificates alone will evidence the rights. New VERITAS shall issue the appropriate number of rights in connection with the issuance or sale if shares of common stock are issued or sold (1) after the distribution date but prior to the redemption or expiration of the rights in connection with the exercise of stock options or (2) upon the exercise, conversion or exchange of other securities of New VERITAS outstanding prior to the distribution date.

     Adjustments for stock splits or other transactions

     The purchase price payable and the number of preferred shares or other securities or property issuable upon exercise of the rights will be adjusted from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred shares;

     - upon the grant to holders of the preferred shares of certain rights or warrants to subscribe for or purchase preferred shares at a price, or securities convertible into preferred shares with a conversion price, less than the then current market price of the preferred shares;

     - upon the distribution to holders of the preferred shares of evidences of indebtedness or assets excluding regular periodic cash dividends, if any, or dividends payable in preferred shares or of subscription rights or warrants other than those referred to above;

     - in the event of a stock dividend on the New VERITAS common stock payable in shares of common stock prior to the distribution date; or

     - subdivisions, consolidations or combinations of the shares of common stock occurring, prior to the distribution date.

VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     Terms of preferred shares

     The preferred shares will have the terms described under "-- Preferred stock" on the next page.

     Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should approximate the value of one share of common stock.

     Rights could purchase shares of common stock at a discount

     If any person or group becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person, will have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right as set forth in the rights agreement unless the event causing the person or group to become an acquiring person is a merger, acquisition or other business combination described in the next paragraph. If New VERITAS does not have a sufficient amount of authorized common stock to satisfy the obligation to issue shares of common stock, New VERITAS must deliver upon payment of the exercise price of a right an amount of cash or other securities equivalent in value to the shares of common stock issuable upon exercise of a right.

     In the event that any person or group becomes an acquiring person and (1) New VERITAS merges into or engages in certain other business combination transactions with an acquiring person, or (2) 50% or more of its consolidated assets or earning power are sold to an acquiring person, each holder of a right, will have the right to receive that number of shares of common stock of the acquiring company which will have a market value of two times the exercise price of the right. An acquiring person will not be able to exercise any rights it may own.

     At any time after any person becomes an acquiring person and prior to that person or group acquiring 50% or more of the outstanding shares of common stock, the board may exchange the rights, other than rights owned by the acquiring person, at an exchange ratio of one share of common stock, or one one-hundredth of a preferred share per right.

    Adjustments to the purchase price

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued. However, fractions which are integral multiples of one one-hundredth of a preferred share may, at the election of New VERITAS, be evidenced by depositary receipts. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

  The board may redeem the rights

     At any time prior to such time as a person or group becomes an acquiring person, the board of directors may redeem the rights in whole, but not in part. The redemption price will be $0.001 per right. The redemption of the rights may be made effective at the time, on the basis and with any conditions as the board of directors in its sole discretion may establish. After the period for redemption of the rights has expired, the board may not amend the rights agreement to extend the period for redemption of the rights. The right to exercise the rights terminates immediately when they are redeemed and the only right of the holders of rights after that time will be to receive the redemption price.

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VERITAS                                                                  SEAGATE
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  The board may amend the rights

     The terms of the rights may be amended by a resolution of the board of directors without the consent of the holders of the rights. However, from and after such time as any person or group becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights other than an acquiring person.

  Holders of unexercised rights do not have privileges of a stockholder

     Until a right is exercised, the holder will have no rights as a stockholder of New VERITAS, including, without limitation, the right to vote or to receive dividends.

  Reasons for stockholder rights plan


     VERITAS currently has its own stockholder rights plan and therefore wishes to maintain the plan's protections for New VERITAS. The rights are designed to protect and maximize the value of the outstanding equity interests in New VERITAS in the event of an unsolicited attempt by an acquirer to take over New VERITAS, in a manner or on terms not approved by the board of directors. Takeover attempts frequently include coercive tactics to deprive a company's board of directors and its stockholders of any real opportunity to determine the destiny of the company. The rights will be declared in order to deter these types of coercive tactics, which, include a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. The rights are not intended to prevent a takeover of New VERITAS and will not do so. Rather, they are intended to provide the protections of the VERITAS stockholders rights plan. Because the rights may be redeemed by New VERITAS, they should not interfere with any merger or business combination approved by the board of directors.


     Issuance of the rights does not in any way weaken the financial strength of New VERITAS or interfere with its business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to New VERITAS or to its stockholders and will not change the way in which New VERITAS' shares are presently traded. New VERITAS' board of directors believes that the rights will represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of New VERITAS deemed undesirable by the board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire New VERITAS on terms or in a manner not approved by New VERITAS' board of directors.

PREFERRED STOCK

     The board is authorized, subject to any limitations prescribed by Delaware law, to issue up to 10,000,000 additional shares of preferred stock. This preferred stock may be issued in one or more series and the board may determine the number of shares to be included in each series. The board may fix the powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on any series of preferred stock. The board was also increase or decrease the number of shares of any series but not below the number of shares of such series then outstanding. All of these actions may be taken without vote or action by the stockholders. Of these shares, 2,000,000 shares will be designated as the preferred shares, described above, with the rights described below, and will be reserved for issuance under the rights agreement discussed above.

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VERITAS                                                                  SEAGATE
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  Terms of preferred shares subject to the stockholder rights plan

     Dividends. Each preferred share will be entitled to a quarterly dividend payment of 100 times the dividend declared per share of common stock.

     Voting. Each preferred share will have 100 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock.

     Liquidation or dissolution. In the event of liquidation, each preferred share will be entitled to a $1.00 preference, and after the holders of the preferred shares will be entitled to an aggregate payment of 100 times the aggregate payment made per share of common stock.

     Redemption. The preferred shares purchasable upon exercise of the rights, described above, will not be redeemable.

  Anti-takeover effect of undesignated preferred stock

     With respect to the remaining authorized but undesignated shares of preferred stock, the board of directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. This is because the terms of the preferred stock could conceivably prohibit consummation of any merger, reorganization, sale of substantially all of New VERITAS' assets or other extraordinary corporate transaction without approval of the outstanding shares of preferred stock. Thus, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of New VERITAS.

THE BOARD OF DIRECTORS

     Number of directors. The number of directors on the board of directors shall be fixed exclusively by the board of directors, subject to the rights of the holders of preferred stock. New VERITAS will initially have ten directors.

     Adding directors. Newly created directorships or any vacancies in the board of directors may be filled only by a majority vote of the directors then in office or by a sole remaining director, subject to the rights of the holders of any outstanding preferred stock.

     Removal of directors. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares entitled to vote generally in the election of directors.

AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND THE BYLAWS OF NEW VERITAS

     The amended and restated certificate of incorporation of New VERITAS provides that either the board of directors or the stockholders may adopt, amend or repeal the bylaws. Any adoption, amendment or repeal of the bylaws by the board of directors requires the approval of a majority of the total number of authorized directors regardless of vacancies, or by the whole board. Any adoption, amendment or repeal of the bylaws by the stockholders requires the affirmative vote of at least two-thirds of the affirmative voting power of all outstanding shares entitled to vote generally, voting as a single class.

     Provisions of the amended and restated certificate of incorporation may be amended or repealed by the stockholders in the manner prescribed by Delaware law. However, the amendment, adoption, or repeal of any provision inconsistent with the provisions relating to

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VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

the following require the approval of at least two-thirds of the affirmative voting power of all outstanding shares entitled to vote generally, voting as a single class:

     -  the composition of the board of directors;

     -  the amendment of bylaws;

     -  the prohibition of actions of the stockholders written consent; or

     -  the amendment of the amended and restated certificate of incorporation.

REGISTRATION RIGHTS

     Warburg Pincus' registration rights

     New VERITAS will assume the obligations of VERITAS under its existing registration rights agreement with Warburg Pincus. Warburg Pincus has the right, on up to two occasions, to require VERITAS to register for public resale VERITAS securities held by it. The securities to be sold must have an aggregate offering price of at least $5.0 million. VERITAS has the right to delay any registration for up to 60 days under various circumstances.

     In addition, Warburg Pincus has certain "piggyback" registration rights. If VERITAS proposes to register any of its securities under the Securities Act. Warburg Pincus may require New VERITAS to include all or a portion of its shares in the registration. This right does not apply to registrations in connection with the issuance of debt securities, its employee benefit plans or a merger or reorganization transaction. This piggyback right is subject to the right of the managing underwriter, if any, to limit the number of shares to be included by Warburg Pincus in the registration.

     Expiration

     These registration rights will expire at the time that all shares of New VERITAS received by Warburg Pincus in the NSMG combination may be resold in a three month period under Rule 144 of the Securities Act.

     Expenses

     All expenses incurred in connection with the above registration, other than the underwriters' and brokers' discounts and commissions and the fees of counsel for Warburg Pincus, will be borne by New VERITAS.

     Seagate Software registration rights

     New VERITAS and Seagate Software will enter into the registration rights agreement with respect to the shares of New VERITAS common stock to be received by it in the NSMG combination. See "Agreements Related to the NSMG
Combination -- Registration rights agreement" on page 93.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the New VERITAS common stock is ChaseMellon Shareholder Services LLC.

LISTING

     The New VERITAS common stock will be quoted on Nasdaq under the trading symbol "VRTS," the symbol currently used for the VERITAS common stock.

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VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

DESCRIPTION OF VERITAS CAPITAL STOCK

     In the event that the NSMG combination is not consummated, VERITAS will implement the TeleBackup combination in lieu of New VERITAS. Accordingly, TeleBackup shareholders will effectively receive either shares of VERITAS common stock or Exchangeco exchangeable shares which will be exchangeable for shares of VERITAS common stock. The capital stock of VERITAS will be identical to that of New VERITAS described above except as follows:

     - The certificate of incorporation and bylaws of VERITAS will differ as described under "Comparison of Rights of Holders of New VERITAS Common Stock, Seagate Software Common Stock and VERITAS Common
       Stock -- Comparison of rights of stockholders of VERITAS and New VERITAS" on page 274;

     - VERITAS has an existing stockholder rights plan, which is substantially similar to the time plan described under "-- Anti-takeover provisions" on page 253; and

     - VERITAS will have outstanding approximately 49,596,113 shares of common stock, based on the number of shares of VERITAS common stock and TeleBackup common shares on March 31, 1999, and assuming a TeleBackup exchange ratio of 0.13233, which was the TeleBackup exchange ratio as of March 31, 1999.

TELEBACKUP

                    DESCRIPTION OF EXCHANGECO SHARE CAPITAL

     The following description of the Exchangeco share capital assumes that the NSMG combination and the TeleBackup combination are completed. In the event that the NSMG combination is not completed, any references to New VERITAS shall be references to VERITAS.

     The following summary includes all of the material provisions of the Exchangeco share capital. However, you should read the plan of arrangement attached as Appendix M.

EXCHANGECO SHARE CAPITAL

     If the TeleBackup combination is completed, TeleBackup will amalgamate with Amalco to form New TeleBackup which will be a subsidiary of Exchangeco. Exchangeco will be an indirect subsidiary of New VERITAS. In addition, New VERITAS will hold preferred shares of New TeleBackup.

     The authorized share capital of Exchangeco will consist of an unlimited number of common voting shares, an unlimited number of class A non-voting shares and an unlimited number of exchangeable shares.

COMMON SHARES

     After the TeleBackup combination is completed, 1000 Exchangeco common shares will be outstanding. These shares will be held by a wholly owned subsidiary of VERITAS.

    Dividends

     The holders of Exchangeco common shares are entitled to receive such dividends as may be declared by the Exchangeco board of directors out of funds legally available therefor and there are no dividends in arrears or default.

    Voting

     The holders of Exchangeco common shares are entitled to receive notice of and to attend all meetings of the shareholders of Exchangeco. The holders of common shares are entitled to one vote for each share held of record on all matters submitted to a vote of holders of Exchangeco common shares by ballot.

    Liquidation or dissolution

     Upon any liquidation, dissolution or winding-up of Exchangeco, holders of common shares are entitled to receive the remaining property and assets of Exchangeco ratably with the other holders of common shares subject to the prior rights of the holders of the Exchangeco exchangeable shares and to any other shares ranking senior to the Exchangeco common shares.

    No preemptive, conversion or redemption rights

     The Exchangeco common shares are not entitled to any preemptive rights and are not subject to conversion or redemption.

EXCHANGECO CLASS A NON-VOTING SHARES

     After the TeleBackup combination is completed only those Exchangeco class A non-voting shares acquired by a wholly owned subsidiary of VERITAS under the plan of arrangement will remain outstanding. The Exchangeco class A non-voting shares issued to Canadian residents who elected under the plan of arrangement to receive Exchangeco exchangeable shares will have been cancelled by Exchangeco.

TELEBACKUP


     The rights, privileges, restrictions and conditions of the class A non-voting shares are identical to those of the Exchangeco common shares except that, subject to the Business Corporations Act (Alberta), holders of class A non-voting shares are not entitled to receive notice of, to attend or to vote at meetings of shareholders of Exchangeco.


EXCHANGEABLE SHARES

    Dividends

     Each Exchangeco exchangeable share will be entitled to receive a dividend equivalent to any dividend paid by New VERITAS on a share of New VERITAS common stock. The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as that for the corresponding dividends on the New VERITAS common stock.

     The exchangeable shares will be entitled to a preference over the common shares, the class A non-voting shares and any other shares of Exchangeco ranking junior to the exchangeable shares with respect to the payment of dividends.

    Voting

     Except as required by applicable law, the holders of the exchangeable shares shall not be entitled to receive notice of or attend any meeting of the Exchangeco shareholders or to vote at any the meeting.

    Liquidation or dissolution of Exchangeco

     In the event of the liquidation, dissolution or winding-up of Exchangeco, holders will be entitled to receive for each exchangeable share one share of New VERITAS common stock, subject to adjustment in the event of New VERITAS stock splits, consolidations or similar capital changes. The holder will also receive an amount equivalent to all unpaid dividends on the exchangeable share. See
"-- Voting, support and exchange trust agreement -- Mandatory exchange rights in the event of an Exchangeco insolvency" on page 266.

     The exchangeable shares will be entitled to a preference over the common shares, the class A non-voting shares and any other shares of TeleBackup ranking junior to the exchangeable shares with respect to the distribution of TeleBackup's assets in the event of liquidation, dissolution or winding up of TeleBackup.

    Liquidation or dissolution of New VERITAS

     In the event of the liquidation, dissolution or winding-up of New VERITAS, each outstanding exchangeable share not held by New VERITAS shall be automatically exchanged for one share of New VERITAS common stock, subject to adjustment in the event of New VERITAS stock splits, consolidation or similar capital changes. Holders of exchangeable shares would also receive cash in an amount equal to all unpaid dividends on the exchangeable shares.

    Restrictions on Exchangeco

     Without the approval of the holders of the exchangeable shares, Exchangeco will not:

     (1) pay any dividends on the common shares, class A non-voting shares or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in common shares or any other shares ranking junior to the exchangeable shares;

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TELEBACKUP

     (2) redeem or purchase or make any capital distribution in respect of common shares, class A non-voting shares or any other shares ranking junior to the exchangeable shares;

     (3) redeem or purchase any other shares ranking junior to the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

     (4) issue any shares other than:

        - exchangeable shares;

        - common shares;

        - class A non-voting shares; or

        - any other shares that do not rank superior to or equal with the exchangeable shares.

     The restrictions in (1) through (3) above will not apply if all dividends and distributions on the outstanding Exchangeco exchangeable shares corresponding to dividends and distributions declared to date on the New VERITAS common stock have been declared and paid in full.

    Exchange of exchangeable shares for New VERITAS common stock will be accomplished by a retraction procedure

     At any time a holder of exchangeable shares can exchange these shares for shares of New VERITAS common stock. This exchange is accomplished by the holder requesting that Exchangeco redeem any or all of the exchangeable shares held by it. The retraction price per exchangeable share will be satisfied by issuing one share of New VERITAS common stock. This number will be adjusted to reflect New VERITAS stock splits, consolidations or other similar capital changes. The holder will also receive an amount equal to all unpaid dividends on the exchangeable share. The stock together with the amount shall be delivered to the holder on the fifth business day after the receipt of the request.

    Redemption of exchangeable shares

     Mandatory redemption. On the seventh anniversary of the effective date of the arrangement, Exchangeco will redeem all of the outstanding exchangeable shares.

     Optional redemption. The Exchangeco board can also, at its option, select a later date and Exchangeco will redeem all of the outstanding exchangeable shares. In addition, if there are fewer than 50,000 exchangeable shares outstanding before the seventh anniversary, the Exchangeco board can select an earlier date to redeem all the outstanding exchangeable shares.

     Redemption price. The exchangeable shares will be redeemed for an equal number of shares of New VERITAS common stock. This number will be adjusted to reflect New VERITAS stock splits, consolidations or similar capital changes. The holder will also receive an amount equal to all declared and unpaid dividends.

     Notice required for optional redemption. Exchangeco shall, at least 120 days prior to the date for the optional redemption, provide the registered holders of the exchangeable shares with written notice of the proposed redemption of the exchangeable shares by Exchangeco.

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TELEBACKUP

    Amendment of exchangeable shares and consents or other approvals

     The rights, privileges, restrictions and conditions of the exchangeable shares may be changed only with the approval of the holders. Any approval or consent to be given by the holders of the exchangeable shares must be given in accordance with applicable law and subject to the following minimum requirements:

     - the approval or consent must be evidenced by a resolution passed by not less than two-thirds of the votes cast at a meeting of the holders of exchangeable shares;

     - the meeting must have been appropriately called;

     - holders of at least 50% of the then outstanding exchangeable shares are present or represented by proxy; and

     - the approval must also be given by the affirmative vote of holders of more than two-thirds of the exchangeable shares represented in person or by proxy at the meeting, excluding exchangeable shares owned by New VERITAS or any of New VERITAS' subsidiaries.

    Effect of adjourned meeting on approval process

     In the event that no quorum is present at a meeting within one-half hour after the time appointed for the meeting, then it will be adjourned to a place and time, not less than seven days later, as may be determined at the original meeting. The holders of exchangeable shares present or represented by proxy at the adjourned meeting will then constitute a quorum and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by two-thirds of the votes cast will constitute the approval or consent of the holders of the exchangeable shares.

    Reciprocal changes in respect of New VERITAS common stock

     Under the trust agreement, New VERITAS has agreed that it will not make certain changes in respect of its capital stock without the prior approval of Exchangeco and the holders of exchangeable shares unless the economic equivalent of that change is issued or distributed simultaneously to holders of the exchangeable shares or an economic equivalent change is made to the rights of holders of the exchangeable shares.

VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT

     The following summary includes all of the material provisions of the voting, support and exchange trust agreement. However, you should read the trust agreement attached as Appendix I.

     This agreement imposes certain restrictions and obligations on New VERITAS with respect to its capital stock.

    Support provisions

     Covenants of New VERITAS. Under this trust agreement, New VERITAS will agree that, among other things:

     - it will not declare or pay dividends on the New VERITAS common stock unless Exchangeco is able to and simultaneously pays an equivalent dividend on the exchangeable shares;

     - it will advise Exchangeco in advance of the declaration of any dividend on the New VERITAS common stock and ensure that the declaration date, record date and payment date for dividends on the exchangeable shares are the same as that for the New VERITAS common stock;

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TELEBACKUP

     - it will not vote for or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Exchangeco; and

     - it will take all actions necessary to ensure that Exchangeco is able to pay to the holders of the exchangeable shares the equivalent number of shares of New VERITAS common stock in the event of:

        -- a liquidation, dissolution or winding-up of Exchangeco;

        -- a retraction request by a holder of exchangeable shares; or

        -- a redemption of exchangeable shares by Exchangeco.

     New VERITAS may not take certain actions. The trust agreement also provides that, without the prior approval of Exchangeco and the holders of the exchangeable shares, New VERITAS will not:

     - distribute additional shares of New VERITAS common stock or rights to subscribe for stock;

     - distribute other property or assets to all or substantially all holders of shares of New VERITAS common stock;

     -  change the New VERITAS common stock; or

     - effect any tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the New VERITAS common stock,

unless the same or an economically equivalent distribution on or change to the exchangeable shares is made simultaneously.

     The Exchangeco board of directors determines in good faith and in its sole discretion whether any corresponding distribution on or change to the exchangeable shares is the same as or economically equivalent to any proposed distribution on or change to the New VERITAS common stock.

     New VERITAS must continue to own a majority of Exchangeco. New VERITAS has agreed that it will remain the beneficial owner of more than 50% of all issued and outstanding voting securities of Exchangeco other than the exchangeable shares so long as there remain outstanding any exchangeable shares owned by any person other than New VERITAS or any New VERITAS subsidiary.

     Amendments to the agreement. The trust agreement may not be amended without the approval of the holders of the exchangeable shares with the exception of:

     -  making necessary amendments;

     -  curing ambiguities or clerical errors; or

     - administrative changes for the purpose of adding covenants for the protection of the holders of the exchangeable shares.

However, in the case of making necessary amendments, curing ambiguities or curing clerical errors, the boards of directors of each of New VERITAS and Exchangeco must be of the opinion that the amendments are not prejudicial to the interests of the holders of the exchangeable shares.

     Voting of exchangeable shares held by New VERITAS. New VERITAS has agreed not to exercise any voting rights for exchangeable shares owned by it or any entity controlled by it on any matter considered at meetings of holders of exchangeable shares.

    Voting rights

     New VERITAS will issue the voting share to the trustee for the benefit of holders of the exchangeable shares other than New VERITAS and its subsidiaries.

TELEBACKUP

     Voting by the trustee. Each holder of an exchangeable share on the record date for any meeting at which New VERITAS stockholders are entitled to vote will be entitled to instruct the trustee to exercise one of the votes attached to the voting share for each exchangeable share the holder owns. The trustee will exercise each vote attached to the voting share only as directed by the relevant holder. In the absence of instructions from a holder of shares as to voting, the trustee will not exercise a vote for those shares. A holder may, upon instructing the trustee, obtain a proxy from the trustee entitling the holder to vote directly at the relevant meeting the votes attached to the voting share to which the holder is entitled.

     Notices and other information for New VERITAS stockholders will be sent by the trustee. The trustee will send to the holders of the exchangeable shares the notice of each meeting at which the New VERITAS stockholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attached to the voting share. The trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by New VERITAS to the New VERITAS stockholders. To the extent such materials are provided to the trustee by New VERITAS, the trustee will also send to the holders all materials sent by third parties to New VERITAS stockholders, including dissident proxy circulars and tender and exchange offer circulars. All materials will be sent to holders of exchangeable shares at the same time or as soon as possible after the materials are first sent to New VERITAS stockholders.

     Expiration of rights. All rights of a holder of exchangeable shares to exercise votes attached to the voting share will cease upon the exchange of the holder's exchangeable shares for shares of New VERITAS common stock.

    Mandatory exchange rights in the event of an Exchangeco insolvency

     Exchange right. If Exchangeco becomes insolvent, a holder of exchangeable shares will be entitled to instruct the trustee to exercise an optional exchange right with respect to any or all of the exchangeable shares held by the holder. New VERITAS would then be required to purchase that holder's exchangeable shares in exchange for shares of New VERITAS common stock.

     Notice of insolvency. Immediately upon the occurrence of the insolvency of Exchangeco or any event which may cause Exchangeco to become insolvent, Exchangeco and New VERITAS will give written notice to the trustee. As soon as practicable after receiving notice, the trustee will then notify each holder of exchangeable shares of the event or potential event and will advise the holder of its rights with respect to the exchange right.

     Exchange rate. The exchange rate for each exchangeable share exchanged will be satisfied by issuance for each exchangeable share of one share of New VERITAS common stock. This number will be adjusted to reflect New VERITAS stock splits, consolidations or similar capital changes. Holders will also receive cash in an amount equal to all dividends declared and unpaid on the exchangeable share.

    Automatic exchange right on liquidation or similar events of New VERITAS

     In the event of a liquidation or similar event with respect to New VERITAS, New VERITAS will be required to exchange each outstanding exchangeable share for one share of New VERITAS common stock. This amount will be adjusted to reflect New VERITAS stock splits, consolidations or similar capital changes. Holders of exchangeable shares will also receive cash in an amount equal to all declared and unpaid dividends on the exchangeable share.

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TELEBACKUP

     Delivery of New VERITAS common stock

     New VERITAS will ensure that all shares of New VERITAS common stock to be delivered by it under the trust agreement or on the exercise of the exchange rights under the agreement are duly registered, qualified or approved under applicable Canadian and United States securities laws so that the shares may be freely traded by the holders. However, holders who are "control persons" of New VERITAS for purposes of Canadian law or "affiliates" of New VERITAS for purposes of United States law would remain subject to any restrictions based on their status as an affiliate or a control person.

     In addition, New VERITAS will take all actions necessary to cause the shares of New VERITAS common stock to be listed or quoted for trading on all stock exchanges or quotation systems on which outstanding shares of New VERITAS common stock are then listed or quoted for trading.

CALL RIGHTS

     Following is a description of the material provisions of the call rights. However, you should read the full texts of the voting, support and exchange trust agreement attached as Appendix I and the plan of arrangement and the Exchangeco exchangeable share rights attached as Appendix M.

     In the circumstances described below, New VERITAS will have the right to purchase exchangeable shares from holders for a purchase price per share equal to one share of New VERITAS common stock. This number will be adjusted to reflect New VERITAS stock splits, consolidations or similar capital changes. Holders will also receive an amount equal to all declared and unpaid dividends on the exchangeable shares.

     Different Canadian federal income tax consequences to a holder of exchangeable shares may arise depending upon whether the call rights are exercised by New VERITAS or whether the relevant exchangeable shares are redeemed by Exchangeco. See "The Telebackup Combination -- Income tax considerations to TeleBackup shareholders" on page 116.

    Retraction call right

     New VERITAS' call right. A holder requesting Exchangeco to redeem the exchangeable shares will be subject to an overriding retraction call right in favor of New VERITAS to purchase all of the exchangeable shares that the holder has requested Exchangeco to redeem.

     Redemption price. In each case, the purchase price per share shall be equal to one share of New VERITAS common stock. This number will be adjusted to reflect New VERITAS stock splits, consolidations or similar capital change. Holders will also receive an amount equal to all declared and unpaid dividends on such exchangeable shares.

     How New VERITAS may exercise its right. At the time of a request for redemption by a holder of exchangeable shares, Exchangeco will immediately notify New VERITAS. New VERITAS must then advise Exchangeco within two business days as to whether New VERITAS will exercise its retraction call right.

     Holders may revoke their retraction request. A holder may revoke his or her retraction request at any time prior to the close of business on the business day preceding the retraction date, in which case the holder's exchangeable shares will neither be purchased by New VERITAS nor redeemed by Exchangeco.

     What happens if the holder does not revoke its retraction request. If the holder does not revoke his or her retraction request, on the retraction date, each exchangeable share

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TELEBACKUP

that the holder has requested Exchangeco to redeem will be purchased by New VERITAS or redeemed by Exchangeco.

    Liquidation call right

     New VERITAS' call right. New VERITAS will have an overriding liquidation call right, in the event of a proposed insolvency event of Exchangeco, to purchase all of the exchangeable shares then outstanding. Upon the exercise by New VERITAS of the liquidation call right, the holders thereof will be obligated to sell their exchangeable shares to New VERITAS.

     Redemption price. The purchase price shall be one share of New VERITAS common stock for each exchangeable share. This number will be adjusted to reflect New VERITAS stock splits, consolidations or similar capital change. Holders will also receive cash in an amount equal to all dividends declared and unpaid on each Exchangeco exchangeable share to be purchased.

     Effective date of the purchase. The purchase by New VERITAS of all of the outstanding exchangeable shares upon the exercise of the liquidation call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding-up of Exchangeco.

    Redemption call right

     New VERITAS' right to call. New VERITAS will have an overriding redemption call right, notwithstanding the proposed redemption of the exchangeable shares by Exchangeco, to purchase on an optional redemption date all of the exchangeable shares outstanding. Upon the exercise by New VERITAS of the redemption call right, the holders will be obligated to sell their exchangeable shares to New VERITAS.

     Redemption price. The purchase price shall be one share of New VERITAS common stock for each exchangeable share. This number will be adjusted to reflect of New VERITAS stock splits, consolidations or similar capital changes. Holders will also receive an amount equal to all dividends declared and unpaid on each Exchangeco exchangeable share to be purchased.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Exchangeco will be The Montreal Trust Company of Canada.

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                                                                         SEAGATE
SOFTWARE

 COMPARISON OF RIGHTS OF HOLDERS OF NEW VERITAS COMMON STOCK, SEAGATE SOFTWARE
                     COMMON STOCK AND VERITAS COMMON STOCK

     After the NSMG combination and the exchange offer, Seagate Software and the holders of options to purchase Seagate Software common stock will become stockholders or option holders of New VERITAS. VERITAS stockholders will become stockholders of New VERITAS. Because New VERITAS and Seagate Software are Delaware corporations, stockholders of New VERITAS' will continue to have rights governed by the Delaware General Corporation Law. The rights of New VERITAS stockholders will be governed by the amended and restated certificate of incorporation and bylaws of New VERITAS, which differ in material respects from the certificate of incorporation and bylaws of Seagate Software.

     The following discussion summarizes material differences between the amended and restated certificate of incorporation and bylaws of New VERITAS, on the one hand, and the certificate of incorporation and bylaws of Seagate Software on the other. This discussion is only a summary and is not a complete description of the differences. See the amended and restated certificate of incorporation and bylaws of New VERITAS attached as Appendices D and E and the certificate of incorporation and bylaws of Seagate Software and the relevant provisions of Delaware law.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF SEAGATE SOFTWARE AND NEW VERITAS

    Annual meetings of stockholders

     Both the Seagate Software bylaws and New VERITAS bylaws require that an annual meeting of stockholders be held each year at a time designated by the board of directors.

     The Seagate Software bylaws require that in the absence of such a designation, the annual meeting of stockholders be held each year on the last Tuesday in October at 10:00 a.m.

    Special meetings of stockholders

     The Seagate Software bylaws provide that special meetings of the stockholders may be called by the board of directors, the chairman of the board, the president or by one or more stockholders holding not less than a majority of the votes at that meeting.

     The New VERITAS bylaws provide that special meetings of the stockholders may be called only by a majority of the members of the board of directors, the chairman of the board or the chief executive officer.

     The Seagate Software bylaws require that special meetings called by any person other than the board of directors, the chairman of the board or the president be held not more than 60 nor less than 35 days after the written request to call the special meeting was delivered to each member of the board of directors.

     The New VERITAS bylaws require that special meetings called by any person other than by a majority of the members of the board of directors be held not more than 120 nor less than 35 days after the written request to call the special meeting was delivered to each member of the board of directors.

    Action by written consent in lieu of a stockholder's meeting

     Seagate Software stockholders have the ability to take action by written consent of the holders of a majority of the outstanding shares of Seagate Software common stock.

     New VERITAS' stockholders may not act by written consent.

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                                                                         SEAGATE
SOFTWARE

    Voting by written ballot

     The Seagate Software bylaws do not contain any provision requiring written ballots.

     Voting at meetings of New VERITAS stockholders need not be by written ballot unless such is demanded at the meeting before voting begins by stockholders holding at least one percent of the votes entitled to vote at such meeting, or by such stockholder's proxy.

    Record date for determining stockholders

     The Seagate Software board of directors may fix a record date which shall not be more than 60 nor less than ten days before the date of the meeting, nor more than 60 days before any other action. If the board does not fix a record date, the record date for:

     - determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held;

     - determining stockholders entitled to express consent to corporate action in writing and without a meeting, when no prior action by the board of directors is necessary, shall be the day on which the first written consent is expressed; and

     - determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

     The New VERITAS board of directors may fix a record date which shall not be more than 60 days nor less than ten days before the date of the meeting, nor more than 60 days prior to any other action.

    Inspectors of elections

     The Seagate Software bylaws do not contain any provision requiring inspectors of elections.

     The New VERITAS bylaws provide that one or more inspectors of election may be appointed. Inspectors shall:

     - ascertain the number of shares outstanding and the voting power of each share;

     - determine the shares represented at a meeting and the validity of proxies and ballots;

     - count all votes and ballots;

     - determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors; and

     - certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

    Notice of board nominations and other stockholder business -- annual meetings

     The Seagate Software bylaws do not provide specific restrictions on the rights of stockholders to raise business at a stockholder meeting.

     Nominations of persons for election to the New VERITAS board of directors and the proposal of business to be considered at an annual meeting of stockholders must be made (1) by the board of directors or (2) if by a stockholder, by advance written notice given to New VERITAS between 60 and 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. However, if the date of the annual meeting at which nomination or business is proposed by a stockholder is more than 30 days before or more than 60 days after the anniversary, then the notice may be given by the stockholder no

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                                                                         SEAGATE
SOFTWARE

earlier than the 90th day before the meeting and not later than the later of 60 days prior to the meeting or the tenth day following the first public announcement of the meeting. These notice provisions are subject to exceptions with respect to electing directors to fill board seats resulting from increases in the size of the board not publicly announced at least 70 days prior to the annual meeting. In addition, other information regarding the business proposed for discussion must be included in the stockholder's notice to New VERITAS.

    Notice of board nominations and other stockholder business -- special meetings

     The Seagate Software bylaws do not provide specific restrictions on the rights of stockholders to raise business at special meetings of stockholders.

     At special meetings of New VERITAS stockholders, the only business that can be conducted will be the items of business set forth in the notice of the special meeting. The bylaws also provide that nominations of candidates for directors at a special meeting at which directors are to be elected shall be made either by the board of directors or by a stockholder meeting certain qualifications. In addition, the stockholder must give New VERITAS advance written notice of the nominations no earlier than 90 days prior to the special meeting and no later than the later of (1) 60 days before the special meeting, or (2) the tenth after the first public announcement of the meeting and of the nominees proposed by the board to be elected at the meeting.

    Annual statement to stockholders

     The Seagate Software board of directors must present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation. However, this requirement is waived so long as the shares of Seagate Software are held by fewer than 100 holders of record.

     New VERITAS has no similar provision in its bylaws.

    Number of directors

     The initial number of Seagate Software directors is fixed at five. Changes in the number of directors permitted by an amendment to the certificate of incorporation or the bylaws adopted by the vote or written consent of the holders of a majority of the outstanding stock and entitled to vote or by resolution of a majority of the board of directors.

     The New VERITAS bylaws fix the initial number of directors at ten, with changes in the number of directors permitted exclusively by the majority vote of the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.

    Classification of directors

     Seagate Software has one class of directors with one year terms.

     New VERITAS will have three classes of directors elected for staggered three-year terms.

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                                                                         SEAGATE
SOFTWARE

    Removal of directors

     Any Seagate Software director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

     Any New VERITAS director or the entire board of directors may be removed, but only for cause and only by the vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of New VERITAS entitled to vote at an election of directors, voting together as a single class.

    Board of directors vacancies

     Vacancies on the Seagate Software board of directors, including newly created directorships, may be filled by the vote of a majority of directors then in office or by a sole remaining director. If, at the time of filling the vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board, a stockholder holding at least ten percent of the total number of shares at the time outstanding having the right to vote may order an election to be held or replace the directors chosen by the directors then in office.

     Vacancies on the New VERITAS board may be filled by a majority of directors then in office or by a sole remaining director.

    Notice of special meetings of the board

     Special meetings of the Seagate Software board of directors to be called at any time by the chairman of the board, the president, any vice president, the secretary or any two directors. Notice must be delivered personally, by telephone or by telegram to be given at least forty-eight hours before the time for the holding of the meeting.

     New VERITAS bylaws require notice delivered by these communication methods or similar ones to be given at least twenty-four hours before the meeting. Both companies' bylaws require four days' notice by mail.

    Indemnification and insurance

     Both the Seagate Software bylaws and the New VERITAS bylaws provide that directors and officers shall, and other people may, be indemnified to the fullest extent authorized by Delaware law. In addition, the Seagate Software bylaws provide that employees and agents of Seagate Software shall be indemnified to the full extent permitted by Delaware law. The Seagate Software bylaws and certificate of incorporation do not expressly establish a procedure for processing indemnification requests but do expressly authorize insurance for directors, officers, employees or agents of Seagate Software.

     New VERITAS must pay all expenses incurred by a director or officer in defending any proceeding within the scope of the indemnification provisions as those expenses are incurred in advance of its final disposition, subject to conditions.

     The Seagate Software bylaws do not contain a comparable provision regarding the advancement of expenses.

    Interested directors

     The Seagate Software bylaws do not contain a provision regarding interested directors.

                                       272
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                                                                         SEAGATE
SOFTWARE

     In order for a transaction between New VERITAS and an interested director not to be void or voidable solely for this reason, there must be full disclosure of material facts as to the interested director's relationship or interest to the transaction. In addition:

     - there must be approval by a majority of the disinterested directors, even though the disinterested directors are less than a quorum;

     - the transaction must be specifically approved in good faith by vote of the stockholders; or

     - the transaction must be fair as to New VERITAS as of the time it is authorized, approved or ratified by the board of directors, a board committee, or the stockholders.

    Approval of loans to officers

     Loans to officers or other employees of Seagate Software are permitted whenever, in the judgment of the directors, the loan or assistance may be reasonably expected to benefit Seagate Software.

     The New VERITAS bylaws contain no similar provision.

    Dividends

     Holders of preferred shares of Seagate Software shall be entitled to receive:

     - non-cumulative dividends when, as and if declared by the board of directors;

     - cumulative dividends on the date that is the end of the first fiscal year in which Seagate Software recognizes net income after taxes; and

     - in the event any dividend shall be paid to the holders of common stock the dividend shall be distributed among the holders of the common stock and the preferred shares in proportion to the shares of common stock then held by them and the shares of common stock which they then have the right to acquire upon the conversion of the preferred shares held by them.

     Holders of New VERITAS common stock shall be entitled to receive dividends when, as and if declared by the board of directors, and the holders of special voting stock shall not be entitled to receive any dividends.

    Liquidation

     Holders of Seagate Software preferred shares shall be entitled to receive an amount prior and in preference to any distribution of assets of Seagate Software to the holders of common stock. After payment has been made, the remaining assets and funds of Seagate Software shall be distributed among the holders of common stock and the preferred shares in proportion to the shares of common stock then held by them and the shares of common stock which they then have the right to acquire upon the conversion of the preferred shares held by them.

     Holders of New VERITAS common stock shall be entitled to receive, pro rata, all of the remaining assets of New VERITAS available for distribution to its stockholders and the holders of special voting stock shall not be entitled to receive any such assets.

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                                                                         SEAGATE
SOFTWARE

    Custodian

     The Seagate Software bylaws provide for the appointment of a custodian and if Seagate Software is insolvent, to be receivers, of and for Seagate Software when:

     - the stockholders fail to elect directors whose terms have expired or would have expired upon qualification of their successors;

     - the business of Seagate Software is suffering or is threatened with irreparable injury because the directors are divided in respect to the management of Seagate Software such that the required vote for action by the Board cannot be obtained and stockholders are unable to terminate this division; or

     - Seagate Software has abandoned it business and has failed within a reasonable time to take steps to dissolve, liquidate or distribute its assets.

     New VERITAS' amended and restated certificate of incorporation and bylaws have no similar provisions.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF VERITAS AND NEW VERITAS

    Special meetings of stockholders

     Special meetings of VERITAS stockholders may be called by any stockholder. The meeting must be held not more than 120 nor less than 35 days after the written request to call the meeting was delivered to each member of the board of directors.

     The New VERITAS bylaws have no such time limit.

    Number of directors

     The initial number of directors of VERITAS was one, with changes in the number directors permitted by resolution of the board of directors. VERITAS currently has seven directors.

     The initial number of New VERITAS directors is ten, with changes in the number of directors permitted exclusively by the board of directors by a resolution adopted by a majority vote of the whole board, which is the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.

    Classification of directors

     The term of a VERITAS director is limited to one year. VERITAS does not have a classified board of directors.

     New VERITAS has three classes of directors elected for staggered three-year terms.

    Removal of directors

     Any VERITAS director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

     Any New VERITAS director or the entire board of directors may be removed, but only for cause and only by the vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of New VERITAS entitled to vote at an election of directors, voting together as a single class.

    Board of directors vacancies

     Vacancies on the VERITAS board of directors, including newly created directorships, may be filled by the stockholders, by a majority of directors then in office or by a sole remaining director.

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VERITAS                                                                  SEAGATE
SOFTWARE
TELEBACKUP

     Vacancies on the New VERITAS board of directors, including newly created directorships, may be filled by the vote of a majority of directors in office.

    Amendment of bylaws

     VERITAS directors may amend the bylaws. In addition, a majority of the outstanding voting stock of VERITAS may amend the bylaws.

     A majority of the whole board of New VERITAS must approve any amendment of the bylaws. In addition, the New VERITAS stockholders have the power to amend the bylaws. However, in addition to any vote of the holders of any class or series of stock of New VERITAS required by the certificate of incorporation, the holders of at least two-thirds of the voting power of all the outstanding shares of New VERITAS entitled to vote, voting together as a single class, shall be required to amend the bylaws.

                 COMPARISON OF RIGHTS OF HOLDERS OF TELEBACKUP
                COMMON SHARES AND EXCHANGECO EXCHANGEABLE SHARES


     After the TeleBackup combination, holders of TeleBackup common shares will have their TeleBackup common shares exchanged for Exchangeco class A non-voting shares. Holders of Exchangeco class A non-voting shares who are Canadian residents will receive a fraction of an Exchangeco exchangeable share in exchange for each of their Exchangeco class A non-voting shares if they elect to make that exchange. Each Exchangeco exchangeable share will be exchangeable for one share of New VERITAS common stock if the NSMG combination is completed, and otherwise for one share of VERITAS common stock.


     The Exchangeco class A non-voting shares held by persons who are not Canadian residents, and by Canadian residents who do not properly elect to exchange the shares for Exchangeco exchangeable shares, will be acquired by VERITAS. If the NSMG combination has occurred, each of those Exchangeco class A non-voting shares will be immediately exchanged for a fraction of a share of New VERITAS common stock equal to the TeleBackup exchange ratio. If the NSMG combination has not occurred, each of those Exchangeco class A non-voting shares will be immediately exchanged for a fraction of a share of VERITAS common stock equal to the TeleBackup exchange ratio.

     While Exchangeco is an Alberta company, the Exchangeco exchangeable shares will mirror the shares of New VERITAS if the NSMG combination is completed or the shares of VERITAS if the NSMG combination is not completed. Holders of Exchangeco exchangeable shares will not be able to vote on matters concerning Exchangeco, but will instead be able to vote on matters concerning New VERITAS through a trustee. It is therefore important for shareholders of TeleBackup to be aware of the differences between the rights they had as TeleBackup shareholders and their rights as shareholders of Exchangeco or New VERITAS.

     Following is a discussion of the differences between Delaware law and Alberta law followed by a comparison of the specific rights of the shareholders of TeleBackup, VERITAS and New VERITAS based on the differences between their charter documents.

DIFFERENCES BETWEEN DELAWARE LAW AND ALBERTA LAW

     Both New VERITAS and VERITAS are corporations organized under Delaware law while TeleBackup and Exchangeco are Alberta corporations. The rights and privileges of shareholders of an Alberta corporation differ in material respects from those of stockholders of a Delaware corporation in part because of differences between Alberta and Delaware law.

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TELEBACKUP

    Action by written consent in lieu of a stockholder's meeting

     Alberta law. Shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote at a meeting.

     Delaware law. Any action required to be taken or which may be taken at an annual or special meeting of stockholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted unless otherwise provided in the certificate of incorporation.

    Vote required for extraordinary transactions

     Alberta law. Extraordinary corporate actions must be approved by a special resolution of the shareholders. These actions include:

     - certain amalgamations;

     - continuances;

     - sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business;

     - liquidations, dissolutions; and

     - arrangements.

A special resolution is a resolution passed at a meeting by two-thirds of the votes cast by the shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares.

     Delaware law. The affirmative vote of a majority of the outstanding stock entitled to vote is required to authorize any merger, consolidation, dissolution or sale of substantially all of the assets of a corporation. However, unless required by its certificate of incorporation:

     - no authorizing stockholder vote is required of a corporation surviving a merger if (1) such corporation's certificate of incorporation is not amended by the merger, (2) each share of stock of such corporation will be an identical share of the surviving corporation after the merger, and
       (3) the number of shares to be issued in the merger does not exceed 20% of such corporation's outstanding common stock immediately prior to the merger; and

     - no authorizing stockholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of the corporation.

Stockholder approval is also not required under the Delaware law for mergers or consolidations in which a parent corporation merges or consolidates with a 90% owned subsidiary.

    Rights of dissent

     Alberta law. Shareholders of an Alberta corporation are entitled to exercise rights of dissent in some matters and to be paid the fair value of their shares. Alberta law does not distinguish for this purpose between shares listed or unlisted on a stock exchange. These matters include:

     - any amalgamation with an unaffiliated corporation;

     - an amendment to the corporation's articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares;

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TELEBACKUP

     - an amendment to the corporation's articles to add, change or remove any restriction upon the business that the corporation may carry on;

     - a continuance under the laws of another jurisdiction;

     - a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

     - a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

     - amendments to the articles of a corporation which require a separate class or series vote, provided that these rights may be removed or restricted by a court order in certain cases.

Under Alberta law, a shareholder may also seek an oppression remedy for any act or omission of a corporation which is oppressive, unfairly prejudicial to, or that unfairly disregards a shareholder's interest.

     Delaware law. Holders of shares of any class or series may have the right to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value of the shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court action. Delaware law grants dissenters' appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued.

     No appraisal rights are available for shares of any class or series listed on a national securities exchange or the Nasdaq National Market or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts the shares into anything other than:

     - stock of the surviving corporation;

     - stock of another corporation which is either listed on a national securities exchange or the Nasdaq National Market or held of record by more than 2,000 stockholders;

     - cash in lieu of fractional shares; or

     - some combination of the above.

    Oppression remedy

     Alberta law. A court may make any order to rectify the matters complained of, if:

     - any act or omission of the corporation or an affiliate effects a result;

     - the business or affairs of the corporation or an affiliate are, or have been carried on or conducted in a manner; or

     - the powers of the directors of the corporation or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation.

     Because of the breadth of the conduct which can be complained of and the scope of the court's remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under Alberta law, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, the court may order the corporation to pay the complainant's interim costs

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TELEBACKUP

including legal fees and disbursements. Although the complainant may be held accountable for such interim costs on final disposition of the complaint, the complainant is not required to give security for costs.

     Delaware law. Delaware law does not provide for a similar remedy.

    Derivative actions

     Alberta law. A complainant may apply to bring an action on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any corporation is a party. No action may be taken unless the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that:

     - the directors of the corporation will not take the requested action;

     - the complainant is acting in good faith; and

     - it appears to be in the interests of the corporation that the action be taken.

     The court in a derivative action may make any order it thinks fit. Additionally, under Alberta law, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs.

     Delaware law. Derivative actions may be brought by a stockholder on behalf of, and for the benefit of, the corporation. A stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction in question. A stockholder may not sue derivatively unless first making demand on the corporation that it bring suit and the demand has been refused, unless it is shown that a demand would have been futile.

    Director qualifications

     Alberta law. A majority of the directors generally must be resident Canadians. A corporation whose securities are publicly traded must have no fewer than three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates.

     Delaware law. Delaware law does not have comparable requirements.

    Fiduciary duties of directors

     Directors of corporations governed by Alberta law have fiduciary obligations to the corporation. Directors of corporations incorporated or organized under Delaware law have fiduciary obligations to the corporation and its shareholders. Pursuant to these fiduciary obligations, the directors must act in accordance with duties of "care" and/or "loyalty."

     Alberta law. Directors are required to act honestly and in good faith with a view to the best interests of the corporation, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

     Delaware law. The duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders. It requires that there be no conflict between duty and self-interest.

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TELEBACKUP

    Indemnification of officers and directors

     Alberta law. A corporation may indemnify a director or officer, a former director or officer or a person who acted at the corporation's request as a director or officer of an entity of which the corporation was a shareholder or creditor. This indemnification may be against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation, if:

     - he or she acted honestly and in good faith with a view to the best interests of such corporation; and

     - in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

A corporation may, with the approval of a court, also indemnify these people in an action by or on behalf of the corporation, so long as they meet the conditions above. Alberta law does not expressly provide for advance payment of expenses.

     Delaware law. A corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses and, except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement in actions brought against them. Indemnification is available only if the individual acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify an indemnitee to the extent that the indemnitee is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action.

     An indemnitee's expenses may be paid prior to the final disposition of an action if the indemnitee undertakes to repay any amount advanced if it is later determined that the indemnitee is not entitled to indemnification in the action for which the expenses were advanced.

    Director liability

     Alberta law. Alberta law does not permit any limitation of a director's liability.

     Delaware law. The charter of a corporation may limit or eliminate the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, if the liability does not arise from proscribed conduct, including acts or omissions not in good faith or which involve intentional misconduct or breach of the duty of loyalty.

    Anti-takeover provisions and interested stockholder transactions

     Alberta law. Policies of Canadian securities regulatory authorities, in particular Policy 9.1 of the Ontario Securities Commission contain requirements for related party transactions. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly:

     - acquires or transfers an asset;

     - acquires or issues treasury securities; or

     - assumes or transfers a liability from or to a related party in a transaction or any combination of transactions. Related party is defined in Policy 9.1 to include

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TELEBACKUP

       directors, senior officers and holders of at least 10% of the voting securities of the issuer.

     Policy 9.1 requires more detailed disclosure in the proxy material sent to security holders in connection with a related party transaction, and in some cases the preparation of a formal valuation of the transaction and any non-cash consideration offered and the inclusion of a summary of the valuation in the proxy material. Policy 9.1 also requires in some cases that the minority shareholders of the issuer separately approve the transaction, by either a simple majority or two-thirds of the votes cast, depending on the circumstances.

     Delaware law. Business combinations are generally prohibited between the corporation and an interested stockholder within three years of the stockholder becoming an interested stockholder. See "Description of New VERITAS Capital Stock" -- Anti-takeover provisions -- Delaware anti-takeover law" on page 254.

    Amendment to governing documents

     Alberta law. Any amendment to the articles generally requires approval by special resolution, which is a resolution passed by a majority of not less than two-thirds of the shareholders entitled to vote on the resolution. If a particular class or series of shares are affected by an amendment, a special resolution of that class or series is also required.

     Unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Any of these changes are effective immediately when made by the directors. However, any of these changes made by directors must be approved by an ordinary resolution of the shareholders at the next shareholders meeting in order to continue to be effective. An ordinary resolution is a resolution passed by a majority of the votes cast by shareholders entitled to vote on the resolution.

     Delaware law. A vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote is required for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. If an amendment would have the effect of altering the powers, preferences or special rights of a particular class or series of stock, the class or series shall be given the power to vote as a class even without any specifically enumerated power in the certificate of incorporation.

     Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer this power on the corporation's board of directors.

  COMPARISON OF RIGHTS OF SHAREHOLDERS OF TELEBACKUP, VERITAS AND NEW VERITAS
                     UNDER THE COMPANIES' CHARTER DOCUMENTS

     The rights and privileges of shareholders of TeleBackup differ in material respects from stockholders of VERITAS and New VERITAS in part because of differences between the TeleBackup and Exchangeco articles of incorporation and bylaws and the New VERITAS amended and restated certificate of incorporation or the VERITAS restated certificate of incorporation and bylaws. See "Description of New VERITAS Capital Stock" on page 252 and "Description of Exchangeco Share Capital" on page 261. While a description of TeleBackup share capital has not been provided, the description of Exchangeco share capital is substantially similar to the share capital of your TeleBackup common shares.

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TELEBACKUP

    Classes of stock

     The TeleBackup articles of incorporation currently provide for only one class of shares designated as common shares.

     The VERITAS certificate of incorporation and the New VERITAS certificate of incorporation each provide for three classes of stock: common stock, preferred stock and special voting stock.

    Special meetings of stockholders

     Special meetings of the TeleBackup shareholders may be called only by the board of directors or the president. Alberta law provides that holders of not less than 5% of the common shares which carry a right to vote may requisition the directors to hold a meeting, which meeting shall be called within 21 days, failing which the shareholders may call a meeting.

     Special meetings of the stockholders of VERITAS and New VERITAS may be called by a majority of the members of the board of directors, the chairman of the board or the chief executive officer.

    Action by written consent in lieu of a stockholder's meeting

     TeleBackup shareholders have the ability to take action by written consent of all the shareholders without their meeting together.

     Stockholders of New VERITAS and VERITAS do not have this right.

    Notice of meetings of stockholders

     Written notice of all VERITAS and New VERITAS stockholder meetings be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote.

     The TeleBackup bylaws have no such timing parameters. However, Alberta corporate law requires that written notice of all shareholder meetings be given not less than 21 days nor more than 50 days before the date of the meeting, to each shareholder entitled to vote.

    Adjournments

     A TeleBackup stockholder meeting shall be adjourned if within a half an hour of the time for the commencement of the meeting a quorum is not present. If a quorum is not present at the reconvened meeting, the members present, if at least two, shall be a quorum for all purposes.

     The New VERITAS bylaws and VERITAS bylaws do not contain this provision.

    Quorum for stockholder meetings

     Holders of a majority of the shares of VERITAS or New VERITAS stock entitled to vote at a stockholders' meeting, present in person or by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by applicable law.

     A quorum is present at a TeleBackup shareholders' meeting, irrespective of the number of persons actually present at the meeting, if the holder or holders of not less than five percent of the shares entitled to vote at the meeting are present in person or represented by proxy.

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TELEBACKUP

    Record date for determining stockholders

     The record date for determining TeleBackup shareholders entitled to vote at a meeting is established by Alberta law. Where a record date is fixed, the date shall generally be not more than 60 days nor less than 35 days before the shareholders meeting.

     If no record date is fixed by the VERITAS or New VERITAS board of directors, then the record date shall be as provided by applicable law. The record date shall not be more than 60 nor less than ten days before the date of the stockholders' meeting, nor more than 60 days prior to any other action.

    Voting by written ballot

     Voting at meetings of VERITAS or New VERITAS stockholders need not be by written ballot unless it is demanded at the meeting before voting begins. This demand may be made by a stockholder or stockholders holding at least one percent of the votes entitled to vote at the meeting, or by the stockholder's proxy.

     Unless a ballot is demanded at a TeleBackup meeting as provided in the Alberta law, voting need not be done by written ballot.

    Inspectors of elections

     The New VERITAS bylaws and the VERITAS bylaws provide for the appointment of one or more inspectors of election to act at meetings of stockholders and make a written report.

     The TeleBackup bylaws provide for the appointment of a secretary for the meeting and one or more scrutineers if desired.

    Notice of board nominations and other stockholder business -- annual meetings

     Nominations of persons for election to the TeleBackup board may be made either by the board, or by any shareholder holding not less than five percent of the shares entitled to vote at the meeting at which directors are to be elected.

     Nominations of persons for election to the VERITAS or New VERITAS board and the proposal of business to be considered at an annual meeting of stockholders must be made:

          - pursuant to notice by New VERITAS or VERITAS of the meeting;

          - by the board; or

          - if by a stockholder, by advance written notice given to New VERITAS or VERITAS, between 60 and 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders.

However, if the date of the annual meeting at which the nomination or business is proposed by a stockholder is more than 30 days before or more than 60 days after the anniversary, then notice may be given by the stockholder no earlier than the 90th day prior to the meeting and not later than the later of 60 days prior to the meeting or the 10th day following the first public announcement of such meeting. These notice provisions are subject to exceptions when electing directors to fill board seats resulting from increases in the size of the board not publicly announced at least 70 days prior to the annual meeting. In addition, information regarding a board nominee or the business proposed for discussion must be included in the stockholder's notice to New VERITAS or VERITAS.

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    Notice of board nominations and other stockholder business --
    special meetings

     At special meetings of VERITAS or New VERITAS stockholders, the only business that can be conducted will be the items of business set forth in the notice of the special meeting. The bylaws also provide that nominations of persons for election to the board at a special meeting at which directors are to be elected shall be made:

     - by the board; or

     - if the board has determined that directors will be elected at the meeting, by a qualified stockholder of record meeting who gives New VERITAS and VERITAS, advance written notice of the nominations no earlier than 90 days prior to the special meeting and no later than the later of 60 days before the special meeting, or the 10th day after the first public announcement of the meeting and of the nominees proposed by the board to be elected at the meeting.

     There are no specific provisions in the TeleBackup bylaws for notice of board nominations and other shareholder business.

    Number of directors

     The TeleBackup articles of incorporation provide for a variable number of directors of no less than three and no more than seven. The TeleBackup bylaws provide that the number of directors at any given time may be fixed by an ordinary resolution of shareholders. At least half of the directors shall be resident Canadians.

     The New VERITAS fix the initial number of directors at ten, with changes in the number of directors permitted exclusively by the board of directors by resolution adopted by a majority vote of the whole board. Whole board means the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

     The VERITAS bylaws fix the initial number of directors at one, with changes in the number of directors permitted by resolution of the board of directors.

    Classification of directors

     New VERITAS has and, if the amendment to the VERITAS certificate of incorporation and bylaws is approved, VERITAS will have three classes of directors elected for staggered three-year terms.

     If the proposal to implement a classified board for VERITAS is not approved, the VERITAS bylaws will limit the term of a director to one year and will not classify the VERITAS board of directors.

     The TeleBackup bylaws provide that all qualified retiring directors shall be eligible for re-election. Under Alberta law, unless the articles of incorporation so provide, directors are elected for a term expiring not later than the close of the next annual meeting of shareholders. The articles of TeleBackup make no such provision.

    Election of directors

     Following the close of nominations, the chairman of the TeleBackup meeting shall name all candidates for the position of director who have been nominated and shall state how many positions are available to be filled. If there are more candidates than available positions, the number of positions may be varied by resolution; provided that the number of positions is within the range permitted by the articles of incorporation. The election of directors shall be conducted by proposal and passing or defeat of a separate resolution in respect to each nominated candidate, in an order determined by the chairman. Where all

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available positions for directors are filled before all candidates have been considered, those candidates who remain will be deemed to have been defeated.

     The New VERITAS bylaws and VERITAS bylaws do not contain this procedure for election of directors.

    Appointment of directors

     The TeleBackup directors may appoint additional directors between annual general meetings. However, the number of additional directors shall not at any time exceed one-third the number of directors who held office at the expiration of the last annual meeting, and in making such appointment the directors shall not exceed the maximum number of directors provided for in the articles of incorporation.

     The New VERITAS bylaws and VERITAS bylaws contain no similar provision.

    Alternate directors

     Subject to a resolution of the board of directors to the contrary, a TeleBackup director may appoint any other person who is not another director as his alternate and may revoke the appointment at any time. A director who appoints an alternate director shall be liable for the acts and omissions of his appointed alternate when the alternate is so acting.

     The New VERITAS bylaws and VERITAS bylaws do not contain this provision.

    Meeting after election of directors

     The TeleBackup bylaws require a meeting of directors to be held immediately following each annual meeting at which directors are elected and no notice of the meeting is required.

     The New VERITAS bylaws and VERITAS bylaws have no requirement for these meetings.

    Removal of directors

     Any VERITAS director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

     Any New VERITAS director or the entire board of directors may be removed, but only for cause and only by the vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of New VERITAS entitled to vote at an election of directors, voting together as a single class. This difference reflects the rules under Delaware law for corporations without a classified board of directors and corporations with a classified board of directors.

     The TeleBackup bylaws do not have a provision in respect to removal of directors, however Alberta law provides that shareholders may by ordinary resolution at a special meeting remove any director or directors from office.

    Board of directors vacancies

     Vacancies on the VERITAS board of directors, including newly created directorships, may be filled by the vote of a majority of directors in office.

     Vacancies on the New VERITAS board may be filled by the stockholders, by a majority of directors in office or by a sole remaining director.

     A quorum of directors may fill a vacancy on the TeleBackup board of directors.

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TELEBACKUP

    Notice of special meetings of the board

     Notice to be given at least 48 hours before the time of the holding of the meeting of the TeleBackup board of directors.

     Notice must be given at least 24 hours before the VERITAS or New VERITAS board meeting if given by telephone, hand delivery, telegram, or similar communication method and at least four days before the meeting if the notice is mailed.

     The New VERITAS and VERITAS bylaws require special meetings called by any person other than by a majority of the members of the board of directors to be held not more than 120 nor less than 35 days after the written request to call such special meeting was delivered to each member of the board of directors.

    Quorum

     A majority of the total number of authorized directors of VERITAS and New VERITAS directors shall constitute a quorum.

     The TeleBackup directors may declare the quorum necessary for the transaction of business and where they have not so declared, then one-half, rounded down, of the directors shall be a quorum.

    Borrowing power of directors

     The TeleBackup board's powers include the power to borrow money upon credit of TeleBackup, enter into secured or unsecured forms of indebtedness or guarantee of TeleBackup, or create a security interest in any real or personal property of TeleBackup without authorization of the shareholders.

     The New VERITAS bylaws and the VERITAS bylaws do not contain this provision.

    Indemnification and insurance

     The New VERITAS bylaws and VERITAS bylaws require the company to pay all expenses incurred by a director or officer in defending any proceeding within the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, subject to conditions.

     The TeleBackup bylaws do not expressly establish a procedure for processing indemnification requests, however, TeleBackup has entered into indemnity agreements with its directors and officers which contain comparable provisions. In addition, the TeleBackup bylaws expressly authorize insurance for directors and officers of TeleBackup.

    Amendment of bylaws

     The holders of at least two-thirds of the voting power of all the outstanding shares of New VERITAS entitled to vote, voting together as a single class, are required to amend the bylaws.

     New VERITAS' and VERITAS' certificates of incorporation and bylaws authorize the directors to amend the bylaws. In addition, the bylaws authorize stockholders holding a majority of the outstanding voting stock to amend the bylaws.

     Under Alberta law, the directors may, by resolution make, amend or repeal any bylaws that regulate the business or affairs of TeleBackup. Any changes are effective immediately when made by the directors. However, any change made by directors must be approved by an ordinary resolution of the shareholders at the next meeting of shareholders in order to continue to be effective.

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VERITAS

                     ADDITIONAL PROPOSALS TO BE VOTED UPON
                            BY VERITAS STOCKHOLDERS

     At the VERITAS special meeting of stockholders, you will be asked to consider the following proposals in addition to Proposal 1: Approval and adoption of the NSMG combination:

     (2) In connection with the proposed TeleBackup combination, amendments to the VERITAS certificate of incorporation creating a new class of stock called special voting stock and authorizing one share of special voting stock.

     (3) Amendments to the VERITAS certificate of incorporation increasing the number of authorized shares of common stock of VERITAS from 75,000,000 to 500,000,000.

     (4) Amendments to the VERITAS Software Corporation 1993 Employee Stock Purchase Plan to increase the number of shares reserved for issuance thereunder from 2,250,000 to 4,000,000, to provide for an automatic annual increase in an amount equal to 1% of the outstanding shares of VERITAS common stock in the number of shares available for issuance under the plan, and to add an additional offering period if the NSMG combination is consummated before August 16, 1999.

     (5) Amendments to the VERITAS Software Corporation 1993 Equity Incentive Plan increasing the number of shares reserved for issuance under the plan from 9,225,000 to 16,000,000.

     (6) Amendments to the VERITAS Software Corporation 1993 Equity Incentive Plan providing for an automatic annual increase in an amount equal to 4.5% of the outstanding shares of VERITAS common stock in the number of shares reserved for issuance under the plan.

PROPOSAL 2: CREATING A NEW CLASS OF STOCK CALLED SPECIAL VOTING STOCK IN THE
            VERITAS CERTIFICATE OF INCORPORATION

     You are being asked to approve an amendment to the VERITAS certificate of incorporation to create a new class of stock called special voting stock and to authorize the issuance of one share of special voting stock in order to implement the exchangeable share structure for the TeleBackup combination. The proposed amended and restated certificate of incorporation of VERITAS is attached to this document as Appendix P.

     Vote required

     This amendment to the VERITAS certificate of incorporation requires the affirmative vote of a majority of the shares of common stock outstanding.

     Reasons for the amendment of the certificate of incorporation

     The proposed amendment is a condition to the closing of the TeleBackup combination. The VERITAS board of directors has considered the TeleBackup combination, including the proposed amendments to the certificate of incorporation of VERITAS, and has determined that consummating the TeleBackup combination and amending the certificate of incorporation is in the best interest of VERITAS.

     Establishment of One Share of Special Voting Stock

     As described under "Agreements Related to the TeleBackup
Combination -- Voting, support and exchange trust agreement" on page 144, the voting share will be issued to the

                                       286
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VERITAS

trustee under the trust agreement to be executed by New VERITAS in connection with the TeleBackup combination. The Trustee will hold the voting share for the benefit of the holders of the Exchangeco exchangeable shares issued in the TeleBackup combination. The voting share will carry a number of votes, exercisable at any New VERITAS stockholders meeting, equal to the number of outstanding Exchangeco exchangeable shares. The creation of the voting share permits the holders of Exchangeco exchangeable shares to vote such shares on any matter submitted for approval to the New VERITAS stockholders.

     THE VERITAS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION CREATING THE SPECIAL VOTING STOCK.

PROPOSAL 3: INCREASING THE NUMBER OF SHARES OF AUTHORIZED COMMON STOCK OF
            VERITAS

     You are being asked to increase the number of authorized shares of common stock of VERITAS from 75,000,000 to 500,000,000. The articles of incorporation of VERITAS currently authorize VERITAS to issue up to 75,000,000 shares of common stock and 10,000,000 shares of preferred stock. The Board has no immediate plans to issue a significant number of additional shares of common stock. However, a larger number of authorized shares of common stock will provide VERITAS certainty and flexibility to undertake various types of transactions, including stock splits, financings, acquisitions, increases in the shares reserved for issuance pursuant to stock incentive plans, or other corporate transactions not yet determined. Therefore, the VERITAS board is proposing to increase the number of shares of common stock reserved for future issuance to 500,000,000.

    Reasons for the increase

     In order for the board to be able to respond to future circumstances with necessary certainty and flexibility, VERITAS must have a sufficient number of authorized shares to cover any stock dividends or other transactions. For example, the number of shares currently authorized would not be sufficient to approve a two-for-one stock split in the form of a 100% stock dividend without first obtaining stockholder approval. Under the proposed certificate of incorporation, the additional shares of common stock would be available for issuance without further stockholder action, unless stockholder action is otherwise required by Delaware law or the rules of the Nasdaq National Market. VERITAS is not currently contemplating any stock split or stock dividend or for any stock split or dividend to occur in the future. Furthermore, the increase in the authorized number of shares of common stock will provide VERITAS with additional flexibility with regard to any future acquisitions. If the proposals to increase the number of shares reserved for issuance under the equity incentive plan and the stock purchase plan are approved, VERITAS will also need additional shares of common stock to issue when additional stock options or stock purchase rights are exercised. In the future, VERITAS may also seek to issue securities in connection with strategic business relationships, which could be impractical to complete if VERITAS would be required to seek stockholder approval.

    Vote required

     The affirmative vote of the holders of a majority of the shares of VERITAS' common stock present or represented and voting at the VERITAS meeting will be required to approve this proposal.

     THE VERITAS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION INCREASING THE AUTHORIZED NUMBER OF SHARES OF VERITAS COMMON STOCK TO 500,000,000.

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

VERITAS

PROPOSAL 4: AMENDMENTS TO THE VERITAS SOFTWARE CORPORATION 1993 EMPLOYEE STOCK
            PURCHASE PLAN

     You are being asked to approve amendments to the VERITAS 1993 Employee Stock Purchase Plan to:

     - increase the number of shares reserved for issuance from 2,250,000 shares to 4,000,000;

     - provide for an automatic annual increase in an amount equal to 1% of the outstanding shares of VERITAS common stock in the number of shares reserved for issuance under the VERITAS purchase plan; and

     - add an additional offering period if the NSMG combination is consummated before August 16, 1999.

     The purpose of these amendments is to secure sufficient additional shares under the purchase plan so that VERITAS, or if the NSMG combination is consummated, New VERITAS is able to maintain a competitive equity compensation program and to ensure that employees of New VERITAS have an opportunity to participate in the purchase plan immediately after the NSMG combination.

     The purchase plan was adopted by the VERITAS board and approved by VERITAS' shareholders in October 1993 to provide eligible VERITAS employees with a convenient means to acquire equity in VERITAS through payroll deductions and to provide an incentive for continued employment. In July 1994, the VERITAS board amended the purchase plan to provide for rolling twenty-four month offering periods, each comprised of four six-month purchase periods. In April 1996, the VERITAS board amended the purchase plan to increase the number of shares issuable thereunder from 375,000 to 675,000. VERITAS shareholders approved this amendment in May 1996. In January 1997, the VERITAS board amended the purchase plan to increase the number of shares issuable from 675,000 to 1,000,000. VERITAS' shareholders approved this amendment in April 1997. Since that time, there have been two three-for-two stock splits of the VERITAS common stock.

DESCRIPTION OF THE VERITAS PURCHASE PLAN, AS AMENDED

     The following is a summary description of the principal provisions of the purchase plan, as amended. We encourage you to read the full text of the purchase plan attached to this document as Appendix R.

    Stock subject to the purchase plan

     There are 4,000,000 shares of VERITAS common stock reserved under the purchase plan. In addition, on each January 1, the aggregate number of shares of VERITAS common stock reserved for issuance shall be increased automatically by a number of shares equal to 1% of the total outstanding shares of VERITAS as of the immediately preceding December 31. However, in no event shall this increase exceed 2,000,000 shares per year. As of March 31, 1999, 1,057,813 shares had been issued and there were 1,192,187 shares available for issuance.

    Administration

     The purchase plan is administered by the compensatory committee. The interpretation or construction by the compensatory committee of any provisions of the purchase plan or of any option to purchase shares thereunder will be final and binding on all participating employees and on VERITAS.

VERITAS

    Eligibility

     All employees of VERITAS, or any parent or subsidiary of VERITAS, are eligible to participate in the purchase plan except the following:

     - employees who are not employed by VERITAS on the 15th day of the month prior to the beginning of an offering period described below. However, employees who are employed by VERITAS on the date the NSMG combination is consummated will be eligible to participate in the additional offering period described below;

     - employees who are customarily employed for fewer than 20 hours per week;

     - employees who are customarily employed for fewer than five months in a calendar year; or

     - employees who own stock or hold options to purchase or who, as a result of participation in the purchase plan, would own stock or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of VERITAS.

     As of March 31, 1999, there were approximately 625 persons participating in the purchase plan.


     The purchase plan provides for consecutive twenty-four month "offering periods" during which eligible employees can participate. Except for the additional offering period described below, each offering period is comprised of four six-month "purchase periods." The additional offering period will consist of no fewer than three purchase periods, any of which may be greater or less than six months as determined by the compensatory committee. The first business day of each offering period is the "offering date." Offering periods under the purchase plan commence on each August 16 and February 16 and end on the second August 15 and February 15. In addition, if the NSMG combination is consummated before August 16, 1999, there shall be an additional offering period commencing on June 1, 1999 and ending on February 15, 2001. A participating employee cannot participate simultaneously in more than one offering period. The VERITAS board has the power to change the duration of offering periods without stockholder approval if the change is announced at least 15 days prior to the scheduled beginning of the first offering period to be affected.


     Participating employees will participate in the purchase plan during each pay period through payroll deductions. A participating employee sets the rate of the payroll deductions, which may not be less than 2% nor more than 10% of the employee's W-2 compensation, not to exceed $25,000 per calendar year or such lower limit as set by the compensation committee. VERITAS may suspend your payroll deductions as necessary to enforce this limit. You will be notified before VERITAS suspends your payroll deductions.

     Participating employees may elect to participate in any offering period by enrolling as provided under the terms of the purchase plan. Once enrolled, a participating employee will automatically participate in each succeeding offering period unless the participating employee withdraws from the offering period or the purchase plan is terminated. After the rate of payroll deductions for an offering period has been set by a participating employee, that rate continues to be effective for the remainder of the offering period, and for all subsequent offering periods in which the participating employee is automatically enrolled, unless otherwise changed by the participating employee. The participating employee may increase or lower the rate of payroll deductions for any subsequent offering period, but may only lower the rate of payroll deductions during an offering period. Not more than one change may be made during a single purchase period.

VERITAS

    Purchase price

     The purchase price of shares that may be acquired in any offering period under the purchase plan shall be 85% of the lesser of (1) the fair market value of the shares on the offering date, or (2) the fair market value of the shares on the last day of the applicable purchase period in an offering period. The fair market value of a share of VERITAS common stock is the average of the high and low prices of VERITAS common stock on the applicable date as quoted on the Nasdaq National Market and reported in The Wall Street Journal.

    Number of shares that can be purchased

     The number of whole shares a participating employee will be able to purchase in any purchase period will be determined by dividing the total amount of compensation withheld from the participating employee during the purchase period by the purchase price for each share determined as described above. The purchase will take place automatically on the last day of the purchase period.

    Withdrawal

     A participating employee may withdraw from any offering period. No further payroll deductions for the purchase of shares will be made for the succeeding offering period unless the participating employee enrolls in the new offering period in the same manner as for initial participation in the purchase plan.

    Federal income tax information

     THE FOLLOWING INFORMATION IS A GENERAL SUMMARY AS OF THE DATE OF THIS DOCUMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO VERITAS AND PARTICIPATING EMPLOYEES UNDER THE PURCHASE PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL STATE AND LOCAL TAX CONSEQUENCES FOR EACH PARTICIPATING EMPLOYEE WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH PARTICIPATING EMPLOYEE IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE PURCHASE PLAN.

     The purchase plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code.

    Tax treatment of the participating employee

     Participating employees will not recognize income for federal income tax purposes either upon enrollment in the purchase plan or upon the purchase of shares. All tax consequences are deferred until a participating employee sells the shares, disposes of the shares by gift or dies.

     If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable offering period, or if the participating employee dies while owning the shares, the participating employee realizes ordinary income on a sale or a disposition to the extent of the lesser of:

     - 15% of the fair market value of the shares at the beginning of the offering period; or

     - the actual gain or the amount by which the market value of the shares on the date of sale, gift or death exceeds the purchase price.

     All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary

VERITAS

income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

     In the event that the participating employee sells or otherwise disposes of the shares within the one or two year holding period described above, the participating employee realizes ordinary income at the time of sale or other disposition. The disposition is taxable to the extent that the fair market value of the shares at the date of purchase is greater than the purchase price. This excess will constitute ordinary income although not currently subject to withholding, in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains continue to be offset by capital losses and up to $3,000 of capital losses may be offset annually against ordinary income.

    Tax treatment of VERITAS

     VERITAS will be entitled to a deduction in connection with the disposition of shares acquired under the purchase plan only to the extent that the participating employee recognizes ordinary income on a disqualifying disposition of the shares. VERITAS will treat any transfer of record ownership of shares as a disposition, unless notified to the contrary. In order to enable VERITAS to learn of disqualifying dispositions and ascertain the amount of the deductions to which it is entitled, participating employees will be required to notify VERITAS in writing of the date and terms of any disposition of shares purchased under the purchase plan.

    ERISA

     The purchase plan is not subject to any of the provisions of ERISA.

     THE VERITAS BOARD RECOMMENDS VOTING "FOR" THE PROPOSED AMENDMENTS TO THE VERITAS SOFTWARE CORPORATION 1993 EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 5: AMENDMENT 1 TO THE VERITAS SOFTWARE CORPORATION 1993 EQUITY
            INCENTIVE PLAN

     You are being asked to approve the amendment of the VERITAS Software Corporation 1993 Equity Incentive Plan to increase the number of shares of VERITAS common stock reserved for issuance thereunder from 9,225,000 to 16,000,000. The purpose of this amendment is to secure sufficient additional shares under the VERITAS equity incentive plan so that VERITAS, or if the NSMG combination is completed, New VERITAS is able to maintain a competitive equity compensation program.

     The granting of options under the VERITAS equity incentive plan plays an important role in VERITAS' efforts to attract and retain employees of outstanding ability. The VERITAS board believes that this increase to the reserve of shares with respect to which equity awards may be granted is needed to ensure that VERITAS, or New VERITAS following the consummation of the NSMG combination can continue to meet its goals.

     For a summary of the principal provisions of the VERITAS equity incentive plan see "-- Description of the VERITAS Software Corporation 1993 Equity Incentive Plan" on the next page.

     THE VERITAS BOARD RECOMMENDS VOTING "FOR" THE PROPOSED AMENDMENT TO THE VERITAS SOFTWARE CORPORATION 1993 EQUITY INCENTIVE PLAN.

VERITAS

PROPOSAL 6: AMENDMENT 2 TO THE VERITAS SOFTWARE CORPORATION 1993 EQUITY
            INCENTIVE PLAN


     You are being asked to approve the amendment of the VERITAS equity incentive plan to provide for an automatic annual increase in an amount equal to 4.5% of the aggregate VERITAS shares of common stock outstanding. The purpose of this amendment is to secure sufficient additional shares for issuance under the VERITAS equity incentive plan so that VERITAS, or New VERITAS if the NSMG combination is consummated, is able to maintain a competitive equity compensation program.


     The granting of options under the VERITAS equity incentive plan plays an important role in VERITAS' efforts to attract and retain employees of outstanding ability. The VERITAS board believes that this increase to the reserve of shares with respect to which equity awards may be granted is needed to ensure that VERITAS, or New VERITAS following the consummation of the NSMG combination, can continue to meet its goals.

     For a summary of the principal provisions of the VERITAS equity incentive plan see "-- Description of the VERITAS Software Corporation 1993 Equity Incentive Plan" below.

     THE VERITAS BOARD RECOMMENDS VOTING "FOR" THE PROPOSED AMENDMENT TO THE VERITAS SOFTWARE CORPORATION 1993 EQUITY INCENTIVE PLAN.

DESCRIPTION OF THE VERITAS SOFTWARE CORPORATION 1993 EQUITY INCENTIVE PLAN


     The following is a summary description of the VERITAS equity incentive plan. This summary is qualified in its entirety by reference to the full text of the VERITAS equity incentive plan attached to this document as Appendix Q.


    The equity incentive plan history

     The equity incentive plan was adopted in October 1993 to offer eligible persons an opportunity to participate in VERITAS' future performance through awards of stock options, restricted stock and stock bonuses. From April 1994, through April 1997, the VERITAS board and stockholders approved increases in the number of shares reserved for issuance under the plan from 698,658 to 4,100,000 shares and incorporated other technical changes. Since that time, VERITAS has effected two stock splits both of which were three-for-two stock splits in the form of stock dividends, which increased the number of shares reserved for issuance under the plan from 4,100,000 to 9,225,000.

    Stock subject to the VERITAS equity incentive plan

     An aggregate of 16,000,000 shares of authorized but unissued VERITAS common stock is reserved for issuance under the plan. Any shares issuable upon exercise of options granted under VERITAS's prior stock option plans that expire or become unexercisable for any reason without having been exercised in full are also available for issuance under the plan.

     In addition, on each January 1, the aggregate number of shares of VERITAS' common stock reserved for issuance under the plan shall be increased automatically by a number of shares equal to 4.5% of the total outstanding shares of VERITAS as of the immediately preceding December 31. However, such an increase shall in no event exceed 8,000,000 shares per year, assuming the stockholders approve of the amendment under Proposal No. 5.

     If any option granted pursuant to the plan expires or terminates for any reason without being exercised in whole or in part or any award terminates without being issued, the shares released from such option or award will again become available for grant and

VERITAS

purchase under option plan. As of March 31, 1999, options to purchase 6,518,450 shares were outstanding, options to purchase 1,898,616 shares had been exercised, and 807,934 shares were eligible for future grants of awards under the plan.

     Over the term of the plan through March 31, 1999, the following executive officers have been granted options to purchase the following aggregate number of shares under the plan:

     - Mark Leslie, President and Chief Executive Officer -- 821,248 shares;

     - Fred van den Bosch, Executive Vice President of Engineering -- 452,618 shares;

     - Peter Levine, Senior Vice President, Strategic Operations -- 230,999 shares;

     - Paul Sallaberry, Senior Vice President, Worldwide Sales -- 116,248 shares;

     - Jay Jones, Vice President, General Counsel and Secretary -- 51,747 shares;

     - Kenneth Lonchar, Senior Vice President, Finance and Chief Financial Officer -- 44,998 shares; and

     - Geoffrey Squire, Executive Vice President -- 41,250 shares.

    Administration

     The plan is administered by the compensation committee. This committee currently consists of Joseph D. Rizzi and Roel Pieper, each of whom is a "non-employee director," as that term is defined under the Securities Exchange Act, and an "outside director" within the meaning of section 162(m) of the Internal Revenue Code. The committee determines the persons who are to receive awards and the terms and conditions of the awards, including the number of shares subject to each award. The committee also has the authority to construe and interpret any of the provisions of the plan and any awards granted. The interpretation by the committee of any of the provisions of the plan or any equity award granted under the plan will be final and conclusive.

    Eligibility

     Employees, officers, directors, independent contractors, consultants and advisors of VERITAS and of any subsidiaries and affiliates of VERITAS whom the committee determines has the potential to contribute to the future success of VERITAS are eligible to receive any of the different types of awards under the plan. "Named executive officers" described above are each eligible to receive an aggregate of up to a maximum of 675,000 shares at any time during the term of the plan. As of March 31, 1999, approximately 1,145 persons were eligible to receive awards under the plan.

    Stock options

     The plan permits the granting of options that are intended to qualify as incentive stock options or as non-qualified stock options. Incentive stock options may be granted only to employees of VERITAS. The option exercise price for each incentive stock option must be no less than 100% of the fair market value of a share at the time the option is granted. Fair market value is the last reported sales price of a share of VERITAS common stock on Nasdaq on the date of grant, or if there is no such reported sales price on the date, the average of the closing bid and asked prices. The option exercise price for each non-qualified stock option must be no less than 85% of the fair market value of a share at the time of grant. In the case of a 10% stockholder, the exercise price for an incentive stock option or non-qualified stock option must be no less than 110% of the fair market value. Options are exercisable within the times and upon the events determined by the committee and are described in the participant's option agreement.

VERITAS

     An option holder may pay the exercise price of a stock option by any of the following means, unless otherwise stated in the participant's option agreement:

     - in cash or by check;

     - by surrender of shares of stock owned by the participant;

     - where permitted by applicable law and approved by the committee, in its sole discretion, by tender of a full recourse promissory note;

     - by cancellation of indebtedness of VERITAS to the participant;

     - by waiver of compensation due to or accrued by the participant for services rendered;

     - by tender of property;

     - by a "same-day sale" commitment from the participant and a NASD broker;

     - by a "margin" commitment from the participant and a NASD broker; or

     - by any combination of the above, if approved by the committee.

    Restricted stock awards

     The committee may grant restricted stock awards to purchase stock either in addition to, or in tandem with, other awards under the plan. The committee determines the terms, conditions and restrictions of these awards. The purchase price for awards must be no less than 85% of the fair market value of a share on the date of the award. The purchase price must be 100% of the fair market value in the case of an award is a 10% stockholder, and can be paid for with the types of consideration described under "-- Stock options" on the previous page, except that same-day sale or margin commitments are not permitted.

    Stock bonus awards

     The committee may grant stock bonus awards either in addition to, or in tandem with, other awards under the plan. The committee determines the terms, conditions and restrictions as the committee may determine.

    Mergers, consolidations, change of control

     In the event of a merger, consolidation, liquidation, sale of substantially all its assets or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the plan. In the event that the successor corporation does not assume or substitute the awards, the awards, including outstanding options, shall expire at the time and upon the conditions as the committee determines. In addition, the vesting of certain options to officers under the plan will accelerate upon a transaction as to an additional 1/48th of the total option shares for each month of employment the officer completed with VERITAS from the date of the option grant to the date of the corporate transaction. If certain events occur, the vesting of the options shall accelerate for an additional 24 months. The NSMG combination will not trigger acceleration of any of these outstanding officer options.

    Amendment of the option plan

     The VERITAS board may at any time terminate or amend the plan, including amending the form of award agreement. However, no amendment which requires stockholder approval under section 422 of the Internal Revenue Code will be made unless stockholder approval is secured.

VERITAS

    Term of the option plan

     Equity awards may be granted under the plan until September 30, 2003.

    Federal income tax information

     THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS DOCUMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO VERITAS AND PARTICIPANTS UNDER THE PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR EACH PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. EACH PARTICIPANT IS ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES FOR PARTICIPATION IN THE PLAN.

    Incentive stock options

     The participant will recognize no income upon grant of an incentive stock option and incur no tax on his or her exercise unless the participant is subject to the alternative minimum tax. If the participant holds shares which were issued on the exercise of an incentive stock option for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant generally will realize long-term capital gain or loss rather than ordinary income or loss when the shares are sold. This gain or loss will be equal to the difference between the amount realized upon the sale and the amount paid for the shares.

     If the participant disposes of these shares within the holding periods set forth above a disqualifying disposition occurs. The gain realized upon the disqualifying disposition, up to the difference between the fair market value of the shares on the date of exercise or, if less, the amount realized on a sale of such shares and the option exercise price, will be treated as ordinary income. Any additional gain will be long-term or short-term capital gain, depending upon the amount of time the shares were held by the participant.

    Alternative minimum tax

     The difference between the exercise price and the fair market value of the shares on the date of exercise is an adjustment to income for purposes of the alternative minimum tax. The alternative minimum tax, which is imposed to the extent it exceeds the taxpayer's regular tax, is 26% of the portion of an individual taxpayer's alternative minimum taxable income that would otherwise be taxable as ordinary income. In the case of alternative minimum taxable income in excess of $175,000 the tax is 28%. A maximum 20% alternative minimum tax rate applies to the portion of alternative minimum taxable income that would otherwise be taxable as net capital gain. Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items and reducing this amount by the applicable exemption amount which is $45,000 in the case of a joint return, subject to reduction under certain circumstances. If a disqualifying disposition of the shares occurs in the same calendar year as exercise of the incentive stock option, there is no alternative minimum tax adjustment with respect to those shares. Also, upon a sale of incentive stock option Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the incentive stock option shares at exercise over the amount paid for the shares.

    Nonqualified stock options

     The participant will not recognize any taxable income at the time a nonqualified stock option is granted. However, upon exercise of a nonqualified stock option the participant must include in income as compensation an amount equal to the difference between the

VERITAS

fair market value of the nonqualified stock option shares purchased on the date of exercise and the participant's purchase price. The included amount must be treated as ordinary income by the participant and may be subject to income tax withholding by VERITAS, either by payment in cash or withholding out of the participant's salary. The required flat federal withholding rate is currently 28%. Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss. The capital gain or loss will be a long-term or short-term capital gain, depending upon the amount of time the shares were held by the participants.

    Restricted stock and stock bonus awards

     Restricted stock and stock bonus awards will generally be subject to tax at the time of receipt of shares of VERITAS common stock or cash, unless there are restrictions that enable the participant to defer tax. At the time that tax is incurred, the tax treatment will be similar to that discussed above for nonqualified stock options.

    Tax treatment of VERITAS

     VERITAS generally will be entitled to a deduction in connection with the exercise of the nonqualified stock option by a participant or upon the receipt of restricted stock or stock bonuses by a participant to the extent that the participant recognized ordinary income and VERITAS properly reports the income received by the participant in connection with the award withholds tax. VERITAS will be entitled to a deduction in connection with the disposition of incentive stock option shares only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the incentive stock option shares and VERITAS properly reports the income received by the participant in connection with the award.

    ERISA

     The VERITAS equity incentive plan is not subject to any of the provisions of ERISA.

                                                                         SEAGATE
SOFTWARE

                    ADDITIONAL PROPOSALS TO BE VOTED UPON BY
                         SEAGATE SOFTWARE STOCKHOLDERS

     At the Seagate Software meeting, you will be asked to consider the following proposals in addition to Proposal 1: Approval and adoption of the NSMG combination:

     (2) Election of directors to serve for the ensuing year or until their successors are elected.

     (3) Amendments to the Seagate Software certificate of incorporation to:

             - eliminate the cumulative dividend payable to the holders of
               Series A preferred stock;

             - revise the liquidation provisions therein so that they will not apply to the transactions contemplated by the NSMG combination agreement;

             - increase the number of Seagate Software shares of common stock authorized for issuance thereunder by 204,400,000 shares to an aggregate of 300,000,000 shares; and

             - clarify that shares of common stock issued or issuable to directors and employees of, and consultants to, Seagate Software's parent company or subsidiaries are not additional shares of common stock for purposes of the dilutive issuance provisions.

     (4) Amendments to the Seagate plan to increase the number of shares of common stock authorized for grant and issuance thereunder by 4,000,000 shares to an aggregate of 16,600,000 shares and approval of the material terms of such plan including, but not limited to, share limitations for purposes of Section 162(m) of the Internal Revenue Code of 1986.

     (5) Ratification of the appointment of Ernst & Young LLP as independent auditors of Seagate Software for the fiscal year ending July 2, 1999.

     (6) Transaction of such other business as may properly come before the Seagate Software meeting, including any motion to adjourn to a later date to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the transactions contemplated by the NSMG combination agreement, or before any postponements or adjournments thereof.

PROPOSAL 2: ELECTION OF DIRECTORS

     General

     You will elect a board of five directors at the Seagate Software meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below, all of whom, except Gregory B. Kerfoot, are presently directors of Seagate Software. In the event that any nominee is unable or declines to serve as a director at the time of the Seagate Software meeting, the proxies will be voted for any nominee who shall be designated by the present board of directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner in accordance with cumulative voting as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. Seagate Software is not aware of any nominee who will be unable or will decline to serve as a director. The term of office for each person elected as a director

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

                                                                         SEAGATE
SOFTWARE

will continue until the next Seagate Software annual meeting of stockholders or until his successor has been elected and qualified.

     Vote required to elect directors

     The five nominees receiving the highest number of votes will be elected to the board of directors if at least fifty percent of the outstanding capital stock is present and voting at the meeting. We will count votes withheld from all directors for the purposes of determining the presence or absence of a quorum for the transaction of business, but the votes withheld have no other effect under Delaware law.

     Nominees

     The names of the nominees and certain information about them are set forth below:

                                                                      BOARD MEMBER
 NAME OF NOMINEE    AGE              PRINCIPAL OCCUPATION                SINCE
 ---------------    ---              --------------------             ------------
Stephen J. Luczo    42    President, Chief Executive Officer and a        1996
                          director of Seagate Technology and
                          Chairman of the Board of Seagate Software
Gary B. Filler      57    Co-Chairman of the Board of Directors of        1996
                          Seagate Technology and Financial
                          Consultant
Lawrence Perlman    60    Co-Chairman of the Board of Directors of        1996
                          Seagate Technology and Chief Executive
                          Officer of Ceridian Corporation
Donald L. Waite     65    Executive Vice President, Chief                 1996
                          Administrative Officer and Assistant
                          Secretary of Seagate Technology
Gregory B. Kerfoot  39    Chief Strategic Officer of Seagate                --
                          Software

     There is no family relationship between any director or executive officer of Seagate Software.

     Mr. Luczo currently serves as chairman of the board of directors of Seagate Software and as chief executive officer, president and a director of Seagate Technology. Prior to becoming Seagate Software's chairman in July 1997, Mr. Luczo served as Seagate Software's chief operating officer between March 1995 and July 1997. Mr. Luczo joined Seagate Technology in October 1993 as senior vice president, corporate development and was promoted to executive vice president, corporate development in March 1995, where he served until September 1997. He was promoted to president and chief operating officer of Seagate Technology in September 1997, and served in the latter capacity until August 1998. In July 1998, Mr. Luczo was promoted to chief executive officer and appointed to Seagate Technology's board of directors. Before joining Seagate Technology in 1993, Mr. Luczo was senior managing director and co-head of the Bear Stearns and Co. Global Technology Group from February 1992 to October 1993. Mr. Luczo also serves on the boards of directors of Gadzooks Microsystems, Inc. and Dragon Systems, Inc. In the event the NSMG combination is approved, Mr. Luczo will also become a member of the board of directors of New VERITAS.

     Mr. Filler currently serves as a director of Seagate Software and as co-chairman of the board of directors of Seagate Technology. Mr. Filler has held various positions on Seagate Technology's board of directors, including vice chairman from October 1990 until September 1991, chairman from September 1991 until October 1992, and co-chairman since July 1998. Mr. Filler has been a financial consultant since September 1996. He was

                                                                         SEAGATE
SOFTWARE

senior vice president and chief financial officer of Diamond Multimedia Systems, Inc., a multimedia and graphics company, from January 1995 to September 1996. From June 1994 to January 1995, Mr. Filler was a business consultant and private investor. From February 1994 until June 1994, he served as executive vice president and chief financial officer of ASK Group, Inc., a computer systems company. Mr. Filler also serves on the board of directors of Sento Corporation.

     Mr. Perlman currently serves as a director of Seagate Software and as co-chairman of the board of directors of Seagate Technology. He was appointed chairman of the board of directors of Ceridian Corporation, formerly Control Data Corporation, a technology-based services company, in November 1992. Mr. Perlman previously held several executive positions at Ceridian Corporation, including president and chief executive officer of Imprimis Technology Incorporated, a subsidiary of Control Data Corporation. He was a regent of the University of Minnesota from 1992 to 1995. Mr. Perlman also serves on the boards of directors of Computer Network Technology Corporation, AMDOCS Limited, and Valspar Corporation.

     Mr. Waite currently serves as a director of Seagate Software and as executive vice president, chief administrative officer and assistant secretary of Seagate Technology. Since joining Seagate Technology in 1983, Mr. Waite has served in various roles, including chief financial officer from 1983 to February 1998. He has served as executive vice president and chief administrative officer since March 1995 and as assistant secretary since July 1998. Mr. Waite also serves on the boards of directors of California Micro Devices and CVC Holdings, Inc.

     Mr. Kerfoot currently serves as Seagate Software's chief strategic officer and as executive vice president and general manager of the Information Management Group. He joined Crystal in September 1988 as the director of research and development and chief architect of Crystal Reports. In May 1994 he joined Seagate Technology in connection with its acquisition of Crystal and continued as Crystal's director of research and development until May 1996, when he was named president of the Information Management Group. Later in 1996, he was named executive vice president and general manager of Seagate Software IMG. Since July 1997, Mr. Kerfoot has served as chief strategic officer for Seagate Software as well as executive vice president and general manager of the Information Management Group.

    Board meetings and committees

     The Seagate Software board of directors held two meetings during fiscal 1998. No director attended fewer than 100% of the meetings of the board of directors and audit committee, and no fewer than 78% of the meetings of the compensation committee, upon which such director served. The Seagate Software board of directors does not have a nominating committee or other committee performing a similar function. The Seagate Software board of directors nominates candidates to stand for annual election to the board and to fill vacancies as they may occur.

     The audit committee, which consists of directors Gary Filler and Donald Waite, met one time during fiscal 1998. The audit committee reviews and approves the scope of the audit performed by Seagate Software's independent auditors as well as Seagate Software's accounting principles and internal accounting controls. In fiscal 1998, the Seagate Software board of directors as a whole recommended engagement of Seagate Software's independent auditors.

     The compensation committee, which in fiscal 1998 consisted of Stephen Luczo, Lawrence Perlman and former director Alan F. Shugart, reviews and approves stock option

                                                                         SEAGATE
SOFTWARE

grants to employees and consultants of Seagate Software. This committee met nine times in fiscal 1998.

    Compensation committee interlocks and insider participation

     In fiscal 1998, the compensation committee consisted of Mr. Luczo and Mr. Perlman and former director Mr. Shugart. During fiscal 1998, there were no transactions requiring disclosure this section.

PROPOSAL 3: AMENDMENT OF SEAGATE SOFTWARE CERTIFICATE OF INCORPORATION

     At the Seagate Software meeting, you are being asked to approve the amendment and restatement of the Seagate Software certificate of incorporation:

     - to eliminate the cumulative dividend payable to the Series A preferred stock

     - to revise the liquidation provisions of Section 2 of the existing certificate of incorporation so that they will not apply to the transactions contemplated by the NSMG combination agreement

     - to increase the number of shares of authorized common stock therein to 300,000,000 shares and

     - to clarify that shares of common stock issued or issuable to directors and officers of, and consultants to, Seagate Software's parent company or subsidiaries are not additional shares of common stock for purposes of the dilutive issuance provisions.

    Vote required

     The amendments of the Seagate Software certificate of incorporation requires the affirmative vote of (1) a majority of the shares of preferred stock outstanding, voting as a separate class, and (2) a majority of the shares of common stock and preferred stock, voting on an as converted basis, voting together as a single class.

    Reasons for the amendment of the certificate of incorporation

     Our board of directors has considered the proposed amendments to the certificate of incorporation and has determined that each such change is in the best interest of Seagate Software and its stockholders.

     The elimination of the cumulative dividend will reduce the cash requirements and/or eliminate the creation of a liability for accrued but unpaid dividends. Seagate Software currently funds its operations and growth with a line of credit from Seagate Technology and intends to return future earnings in order to reduce its reliance on Seagate Technology for liquidity.

     The proposed amendment to the certificate of incorporation which will permit the NSMG combination without triggering the liquidation provision is intended to permit Seagate Software to continue its Information Management Group operations as an ongoing business.

    Elimination of cumulative dividend

     The existing Seagate Software certificate of incorporation provides that holders of Seagate Software's Series A preferred stock are entitled to receive a cumulative annual cash dividend of $0.45 per share. The cumulative dividend begins to accrue on the last day of the first fiscal year in which Seagate Software reports net income after taxes determined in accordance with generally accepted accounting principals and set forth in its audited financial statements for such fiscal year. To date, the cumulative dividend has not begun to accrue, but there can be no assurance that the cumulative dividend will not accrue in

                                                                         SEAGATE
SOFTWARE

future periods. The cumulative dividend is payable only when, as and if determined by the Seagate Software board of directors. However, if Seagate Software fails to pay the cumulative dividend, generally accepted accounting principles require Seagate Software to accrue the annual amount due for the cumulative dividend on Seagate Software's consolidated balance sheet as a liability.

     Our board of directors believes that the best interests of Seagate Software and its stockholders are served by eliminating the requirement in the certificate of incorporation for the cumulative dividend. Third party lenders may be reluctant to extend credit to Seagate Software because Seagate Software's available net income might be accrued as a liability to pay the cumulative dividend rather than be used to repay indebtedness or to invest in the continued growth of Seagate Software's business.

     Although Seagate Software would not be required to pay the cumulative dividend annually, the amount due for the cumulative dividend would be required to be accrued as liability on Seagate Software's balance sheet, regardless of whether net income was equal to or greater than the cumulative dividend. Based on the number of shares of Series A preferred stock outstanding as of July 3, 1998, the last day of Seagate Software's most recently completed fiscal year, the aggregate amount of the cumulative dividend would have been $21.3 million.

     In the event that Seagate Software were to provide liquidity to its existing stockholders through a public offering of its common stock, the amounts required to be accrued for the cumulative dividend would be forfeited upon the automatic conversion of the Series A preferred stock into common stock. Therefore, the historical financial statements of Seagate Software may confuse investors and would potentially hinder Seagate Software's efforts to complete a public offering.

    Amendment of liquidation event provisions

     Our board of directors has considered the amendment of the liquidation provisions of the Seagate Software certificate of incorporation to reflect that the NSMG combination will not result in a liquidation event and has determined that such action is in the best interest of Seagate Software and its stockholders. Our certificate of incorporation provides that the sale or other transfer of all or substantially all of the assets of Seagate Software is a liquidation event. A liquidation would require the payment of an amount equal to $7.50 per share and $1.00 per share to each outstanding share of Series A preferred stock and special voting preferred stock, respectively, plus all accrued but unpaid dividends, if any.

     The NSMG combination may be considered a sale of substantially all of the assets of Seagate Software as it will result in the sale of the Network & Storage Management Group. The Network & Storage Management Group business represented approximately 60% of Seagate Software's total assets as of July 3, 1998. Although the New VERITAS common stock to be received and the other assets of Seagate Software as of the consummation of the NSMG combination are expected to exceed the liquidation preference of the Series A preferred stock, Seagate Software will continue to operate its Information Management Group business after the closing of the NSMG combination. As a result, our board of directors believes that a liquidation of Seagate Software would be inappropriate, because Seagate Software intends to use its assets to continue to grow its Information Management Group business. Therefore, our board of directors recommends that stockholders vote to amend the Seagate Software certificate of incorporation to reflect that the NSMG combination will not result in a liquidation.

                                                                         SEAGATE
SOFTWARE

    Increase in number of authorized shares of common stock

     In connection with the amendment of the Seagate Software certificate of incorporation, our board of directors has approved an increase in the number of authorized shares of common stock to 300,000,000 shares. Approval of the amendment to the Seagate Software certificate of incorporation will constitute approval of the increase in the number of authorized shares of common stock. The authorized but unissued shares of Seagate Software common stock would be available for issuance from time to time for such purposes and for such consideration as our board of directors determines to be appropriate without further action by the stockholders, except for those instances where applicable law or stock exchange rules require stockholder approval.

     The Seagate Software certificate of incorporation currently provides that Seagate Software may issue up to 95,600,000 shares of common stock and 73,000,000 shares of preferred stock. Currently, 54,633,333 shares of preferred stock are designated as Series A preferred stock and one share is designated as special voting stock. The Series A preferred stock is convertible at the option of the holder into shares of common stock. The current conversion ratio is one to one, and 54,633,333 shares of common stock are reserved for issuance upon the conversion of the Series A preferred stock. In addition, 12,600,000 shares of Seagate Software's common stock are reserved for issuance under the Seagate plan. Thus, assuming that Seagate Software reserved shares of common stock for the possible conversion of all authorized preferred stock, only approximately 10,000,000 shares of common stock would remain available for issuance.

     Our board of directors believes that it is in the best interest of Seagate Software and its stockholders to increase the number of authorized shares of common stock in order to have additional authorized but unissued shares available without the expense and delay of a special meeting of stockholders. Our board of directors believes the availability of such shares will provide Seagate Software with the flexibility to issue common stock for proper corporate purposes that may be identified in the future. For example, shares of common stock may be issued if our board of directors determines it is necessary or appropriate to permit a future stock dividend or stock split, to raise additional capital, to acquire another corporation or another corporation's business or assets or to establish a strategic relationship with a corporate partner. Our board of directors does not intend to authorize the issuance of any such shares except on terms the board deems to be in the best interest of Seagate Software.

     If the proposal to amend the Seagate Software certificate of incorporation is approved by the Seagate Software stockholders, our board of directors does not intend to solicit further stockholder approval before issuing any additional shares of common stock, except as may be required by applicable law or stock exchange rules. The increase in the number of authorized shares of Seagate Software common stock will not have any immediate effect on the rights of existing stockholders. To the extent that the additional authorized shares are issued in the future, they will decrease the existing stockholders' percentage of equity ownership of Seagate Software, and, depending on the price at which such additional shares are issued, could be dilutive to existing stockholders. Existing Seagate Software stockholders have no statutory preemptive rights with respect to issuances of common stock.

    Amendment of dilutive issuances provisions

     Our board of directors has approved an amendment to the certificate of incorporation to clarify that shares of common stock issued or issuable to directors and employees of, and consultants to Seagate Software's parent company or subsidiaries are not additional

                                                                         SEAGATE
SOFTWARE

shares of common stock for purposes of the dilutive issuance provisions that would result in an adjustment to the conversion price of Series A preferred stock. This change will clarify that stock issued or issuable to directors, employees and consultants to the parent company and subsidiaries are not considered such additional shares. Our board of directors believes that the issuance of stock options to employees, directors and consultants of Seagate Software's parent or subsidiaries has similar benefits to Seagate Software as issuance of options to its own employees, directors and consultants. Our board of directors does not believe it was the intent of the holders of preferred stock to induce Seagate Software to hire employees from its parent or subsidiaries in order to properly incent those persons. The purpose of the proposed amendment is to eliminate any inadvertant, resulting adjustment to the conversion price of Series A preferred stock from the issuance of options to employees, directors or consultants of Seagate Technology or Seagate Software's subsidiaries.

    Anti-takeover implications of Delaware law and existing charter documents

     The increase in the authorized number of shares of Seagate Software common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of Seagate Software without further action by the stockholders. Shares of authorized but unissued common stock could, within the limits imposed by applicable law, be issued in one or more transactions that would make a change in control of Seagate Software more difficult and, therefore, less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share or book value per share of outstanding shares of common stock. Additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of Seagate Software.

     In recent years, a number of states have adopted special laws designed to make certain kinds of unfriendly corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, certain business combinations with interested stockholders of Delaware corporations are subject to a three year moratorium unless specified conditions are met.

     Section 203 only applies to certain publicly held corporations that have a class of voting stock that is:

     - listed on a national securities exchange;

     - quoted on an interdealer quotation system of a registered national securities association; or

     - held of record by more than 2,000 stockholders.

     Because no classes of its voting stock meet any of the criteria set forth in the preceding sentence, Section 203 does not currently apply to Seagate Software. Seagate Software may be subject to Section 203 in the future if one of the foregoing conditions were to occur.

     Delaware, like many other states, permits a corporation to adopt a number of other measures through amendment of the certificate of incorporation or bylaws or otherwise, designed to reduce a corporation's vulnerability to unsolicited takeover attempts. The Seagate Software certificate of incorporation permits cumulative voting, and such method of voting may make it more difficult to remove any given board member. Other measures permitted under Delaware law that Seagate Software does not intend to implement include the establishment of a staggered board of directors, elimination of the ability of 10% or more stockholders to call special meetings of the stockholders and elimination of actions

                                                                         SEAGATE
SOFTWARE

by written consent of the stockholders. In addition, Delaware law permits a corporation to adopt such measures as shareholder rights plans designed to reduce a corporation's vulnerability to unsolicited takeover attempts. Our board of directors has no present intention to adopt a shareholder rights plan.

     Our board of directors has no present intention to amend the certificate of incorporation or bylaws to include additional provisions other than those now present in its certificate of incorporation and bylaws that might deter an unsolicited takeover attempt. However, in the discharge of its fiduciary obligations to its stockholders, our board of directors will continue to evaluate Seagate Software's vulnerability to potential unsolicited bids to acquire Seagate Software on unfavorable terms and to consider strategies to enhance the board's ability to negotiate with an unsolicited bidder.

     THE SEAGATE SOFTWARE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE AMENDMENT OF THE CERTIFICATE OF INCORPORATION.

PROPOSAL 4: AMENDMENT OF THE SEAGATE PLAN AND APPROVAL OF THE MATERIAL TERMS OF
            THE SEAGATE PLAN


     At the Seagate Software meeting, you are being asked to approve an amendment of Seagate plan to increase the number of shares of common stock reserved for issuance thereunder by 4,000,000 shares. The adoption of the Seagate plan and the reservation of 12,600,000 shares for issuance thereunder were approved by our board of directors and by Seagate Software's sole stockholder on April 21 and June 28, 1996, respectively. Our board of directors approved the amendment of the Seagate plan to increase the number of shares reserved for issuance thereunder by 4,000,000 shares in April 1999. As of March 31, 1999, options to purchase an aggregate of 11,136,215 shares of Seagate Software's common stock were outstanding, with a weighted average exercise price of $9.25 per share, and 454,854 shares were available for future grant, exclusive of the 4,000,000 shares for which approval is sought hereunder. In addition, as of March 31, 1998, 1,008,931 shares had been purchased pursuant to exercise of stock options under the Seagate plan.


     The Seagate plan authorizes our board of directors to grant stock options to eligible employees and consultants of Seagate Technology, Seagate Software and subsidiaries of Seagate Software. The Seagate plan is structured to allow the board of directors broad discretion in creating equity incentives in order to assist Seagate Technology, Seagate Software and its subsidiaries in attracting, retaining and motivating the best available personnel for the successful conduct of Seagate Software's business. The Seagate plan was created as a separate plan from the stock and option plans of its parent, Seagate Technology, in order to enable Seagate Software to incent its employees to improve performance of Seagate Software's business. Seagate Software has a longstanding practice of linking key employee compensation to corporate performance, because our board of directors believes that this increases employee motivation to improve stockholder value. Seagate Software has, therefore, consistently included equity incentives as a significant component of compensation for a broad range of employees of Seagate Software, and its subsidiaries and those employees, directors and consultants of Seagate Technology who contribute to the success of Seagate Software. This practice has enabled Seagate Software and its subsidiaries to attract and retain the talent that their businesses continue to require.

     Our board of directors believes that the remaining shares available for grant under the Seagate plan are insufficient to accomplish the purposes of the Seagate plan described above, regardless of whether the Network & Storage Management Group business is contributed to New VERITAS. Seagate Software anticipates there will be a need to hire additional technical or management employees during the remainder of fiscal 1999 and

                                                                         SEAGATE
SOFTWARE

fiscal 2000, and it will be necessary to offer equity incentives to attract and motivate these individuals, particularly in the competitive job market in Silicon Valley. In addition, in order to retain the services of valuable employees as Seagate Software matures and its employee base grows larger, it will be necessary to grant additional options to current employees as older options become fully vested.

     Vote required

     The affirmative vote of a majority of the shares of Seagate Software's common stock and Series A preferred stock, voting together as a single class, present and voting at the Seagate Software meeting will be required to approve the amendment of the Seagate plan.

     Purpose

     The purposes of the Seagate plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of Seagate Software and to promote the success of Seagate Software's business.

     Terms of the Seagate plan

     The essential terms of the Seagate plan are summarized as follows:

    Administration

     The Seagate plan may be administered by our board of directors or one of its committees. The Seagate plan is administered currently by the compensation committee. Our board of directors or the compensation committee is referred to in this description as the administrator. The administrator determines the terms of options granted including, but not limited to, the exercise price, the number of shares subject to the option and the exercisability thereof. The administrator determines all questions of interpretation, and its decisions are final and binding upon all participants. Members of the our board of directors or the compensation committee, as the case may be, receive no additional compensation for their services in connection with the administration of the Seagate plan.

    Eligibility

     The Seagate plan provides that the administrator may grant either incentive or nonstatutory stock options to employees, including officers and employee directors, of Seagate Software, any of its designated subsidiaries or Seagate Technology. In addition, the Seagate plan provides that the administrator may grant nonqualified stock options to consultants of Seagate Software, any of its designated subsidiaries or Seagate Technology. The administrator selects the optionees and determine the number of shares to be subject to each option. In making such determination, the administrator takes into account the duties and responsibilities of the optionee, the value of the optionee's services, the optionee's present and potential contribution to the success of Seagate Software and other relevant factors. The Seagate plan provides for a limit of $100,000 on the aggregate fair market value of shares subject to all incentive options that become exercisable for the first time in any one calendar year.

    Terms of options

     Each option is evidenced by a stock option agreement between Seagate Software and the person to whom such option is granted and is subject to the following additional terms and conditions:

     (1) Exercise of the option: The administrator determines when options granted under the Seagate plan may be exercised. An option is exercised when the optionee gives written notice of exercise to Seagate Software, specifying the number of

                                                                         SEAGATE
SOFTWARE

         shares of Seagate Software common stock to be purchased and tendering payment to Seagate Software of the purchase price. Payment for shares issued upon exercise of an option may consist of cash, check, promissory note, delivery of already-owned shares of Seagate Software's common stock (subject to certain conditions), delivery of an exercise notice with other required documentation to effect an exercise of the option and delivery of the sale or loan proceeds required to pay the exercise price, cancellation of a portion of the shares subject to the option with a fair market value equal to the aggregate exercise price of the shares as to which the option shall be exercised, or any combination of the foregoing methods. Options may be exercised at any time on or following the date the options are first exercisable or, subject to repurchase rights, exercised early pursuant to a restricted stock purchase agreement at the sole discretion of the administrator. An option may not be exercised for a fraction of a share.

     (2) Option price: The exercise price of all incentive stock options and nonstatutory stock options under the Seagate plan is determined by the administrator but, in the case of incentive stock options, in no event will it be less than the fair market value of Seagate Software's common stock on the date the option is granted, or in the case of nonstatutory stock options, less than 85% of the fair market value of Seagate Software's common stock on the date the option is granted. In the case of an option granted to a person who at the time of grant owns stock representing more than 10% of the voting power of all classes of stock of Seagate Software, the exercise price must be not less than 110% of the fair market value on the date of grant. In the absence of an established market for the common stock, the fair market value shall be determined in good faith by the administrator.

     (3) Termination of employment: The Seagate plan provides that if the optionee's employment or consulting relationship by Seagate Software, any of its subsidiaries or Seagate Technology is terminated for any reason, other than death or disability, options may be exercised within thirty days, or such other period of time not exceeding three months as determined by the administrator, after such termination and may be exercised only to the extent the options were exercisable on the date of termination.

     (4) Death: If an optionee should die while an employee or a consultant of Seagate Software, any of its subsidiaries or Seagate Technology, the options may be exercised at any time within twelve months after the date of death but only to the extent that the options were exercisable on the date of death and in no event later than the expiration of the term of such option.

     (5) Disability: If an optionee's employment or consulting relationship is terminated due to a disability, the options may be exercised at any time within twelve months from the date of such termination, but only to the extent that the options were exercisable on the date of termination of employment and in no event later than the expiration of the term of the option.

     (6) Termination of options: The administrator determines the term of options granted under the Seagate plan, provided that options may not expire later than ten years from the date of grant. However, incentive stock options granted to a person who at the time the option is granted owns more than 10% of the voting power of all classes of stock of Seagate Software, one of its subsidiaries or Seagate Technology, may not have a term of more than five years.

                                                                         SEAGATE
SOFTWARE

     (7) Nontransferability of options: An option is nontransferable by the optionee, other than by will or the laws of descent and distribution and is exercisable, during the lifetime of the optionee, only by the optionee.

    Adjustment upon changes in capitalization

     In the event any change such as a stock split or dividend is made in Seagate Software's capitalization which results in an increase or decrease in the number of outstanding shares of Seagate Software common stock without receipt of consideration by Seagate Software, an appropriate adjustment will be made in the option price and in the number of shares subject to each option. In the event of the proposed dissolution or liquidation of Seagate Software, the administrator shall notify the optionee at least fifteen days prior to such proposed action. To the extent it has not been previously exercised, an option will terminate immediately prior to the consummation of such proposed action. In the event of a merger of Seagate Software with or into another corporation or sale of substantially all of the assets of Seagate Software, all outstanding options may be assumed or an equivalent option substituted by the successor corporation.

    Performance-based compensation limitations

     In any fiscal year of Seagate Software, the administrator may not grant any employee options to purchase more than 5,000,000 shares of Seagate Software common stock, except that in connection with an employee's initial employment, he or she may be granted options to purchase up to an additional 3,000,000 shares. The foregoing limitation, which will be adjusted proportionately in connection with any change in Seagate Software's capitalization, is intended to satisfy the requirements applicable to options intended to qualify as performance-based compensation within the meaning of section 162(m) of the Internal Revenue Code of 1986.

    Amendment and termination

     Our board of directors may amend the Seagate plan at any time or from time to time or may terminate it without approval of our stockholders; provided, however, that stockholder approval is required for any amendment which increases the number of shares which may be issued under the Seagate plan or as necessary to remain in compliance with Rule 16b-3 of the Securities Exchange Act or
Section 422 of the Internal Revenue Code of 1986. However, no action by our board of directors or stockholders may alter or impair any option previously granted under the Seagate plan without the consent of the optionee. In any event, the Seagate plan will terminate in April 2006.

    Tax information

     Options granted under the Seagate plan may be either incentive stock options or nonstatutory options.

     A person who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercising the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (1) the fair market value of the shares at the date of the option exercise or (2) the sale price of the shares. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director or 10% stockholder of Seagate Software. Generally, Seagate Software will be entitled to a deduction in the same amount as the ordinary income

                                                                         SEAGATE
SOFTWARE

recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period.

     All other options that do not qualify as incentive stock options are referred to as nonstatutory options. An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory option. However, upon its exercise, the optionee will recognize ordinary income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of Seagate Software will be subject to tax withholding by Seagate Software. Upon resale of such shares by the optionee, any difference between the sales price and the optionee's purchase price to the extent not recognized as taxable income as described above will be treated as long-term or short-term capital gain or loss depending on the holding period.

     Generally, Seagate Software will be entitled to a tax deduction in the same amount as the ordinary income recognized by the optionee with respect to shares acquired upon exercise of a nonstatutory option.

     This discussion is only a summary of the effect of federal income taxation upon the optionee and Seagate Software with respect to the grant and exercise of options under the Seagate plan. This discussion does not purport to be complete, and does not discuss the tax consequences of the optionee's death or the income tax laws of any municipality, state or foreign country in which an optionee may reside.

    Participation in the Seagate plan


     The grant of options under the Seagate plan to executive officers, including the officers named in the Summary Compensation Table in the Seagate Software Form 10-K included as Appendix U to this document is subject to the discretion of the Administrator. As of the date of this document, there has been no determination by the Administrator with respect to future awards under the Seagate plan. Accordingly, future awards are not determinable. The table of option grants under "Executive Compensation -- Option Grants in 1998" in the Seagate Software Form 10-K/A included as Appendix U provides information with respect to the grant of options to the Seagate Named Executive Officers during fiscal 1998. Information regarding options granted to directors of Seagate Software pursuant to the Seagate plan during fiscal 1998 is set forth under the heading "Executive Compensation -- Director Compensation." During fiscal 1998, all current executive officers of Seagate Software as a group and all other individuals as a group received options to purchase 1,377,500 shares and 6,216,907 shares, respectively, pursuant to the Seagate plan. As of the Seagate Software record date, approximately 2,100 employees were eligible to participate in the Seagate plan.


     THE SEAGATE SOFTWARE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE APPROVAL OF THE AMENDMENT OF THE SEAGATE PLAN.

PROPOSAL 5: RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     Our board of directors has selected Ernst & Young LLP, independent auditors, to audit the consolidated financial statements of Seagate Software for the fiscal year ending July 2, 1999 and recommends that stockholders vote for ratification of such appointment. Notwithstanding the selection, our board of directors in its discretion may direct the appointment of new independent auditors at any time during the year, if our board of directors feels that such a change would be in the best interests of Seagate Software and its stockholders. In the event of a negative vote on ratification, our board of directors will reconsider its selection.

                                                                         SEAGATE
SOFTWARE
TELEBACKUP
VERITAS

     Ernst & Young LLP has audited Seagate Software's financial statements annually since 1995. Representatives of Ernst & Young LLP are expected to be present at the Seagate Software meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

     THE SEAGATE SOFTWARE'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS.

                                 LEGAL MATTERS

     Certain legal matters in connection with the TeleBackup combination will be passed upon by Parlee McLaws, Calgary, Alberta, and by Kleinberg, Kaplan, Wolff & Cohen, P.C., New York, New York, on behalf of TeleBackup, and by Fenwick & West LLP, Palo Alto, California, and Osler, Hoskin & Harcourt, Calgary, Alberta, on behalf of VERITAS and New VERITAS.

     Certain legal matters in connection with the NSMG combination will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California on behalf of Seagate Technology and Seagate Software, and by Fenwick & West LLP, Palo Alto, California, on behalf of VERITAS and New VERITAS.

                                    EXPERTS

     The consolidated financial statements of VERITAS appearing in VERITAS' annual report on Form 10-K for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included in that annual report and incorporated in this document by reference. Those consolidated financial statements are incorporated in this document by reference in reliance upon that report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of the Network & Storage Management Group at July 3, 1998 and June 27, 1997, and for each of the three years in the period ended July 3, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this document, and are included in reliance upon that report given upon the authority of the firm as experts in accounting and auditing.

     The consolidated financial statements of Seagate Software included in Seagate Software's annual report on Form 10-K/A for the year ended July 3, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included in that annual report and incorporated in this document by reference. Those consolidated financial statements are incorporated in this document by reference in reliance upon that report given upon the authority of the firm as experts in accounting and auditing.

     The financial statements of TeleBackup at December 31, 1997 and 1998 and for the years in the three year period ended December 31, 1998 have been included in this document in reliance upon the report of KPMG LLP, independent chartered accountants, appearing elsewhere in this document, and upon the authority of that firm as experts in accounting and auditing.

     Representatives of KPMG LLP are expected to be present at the TeleBackup meeting, will have the opportunity to make a statement at the TeleBackup meeting if they desire to do so and are expected to be available to respond to appropriate questions.

     Representatives of Ernst & Young LLP are expected to be present at the VERITAS meeting and the Seagate Software meeting and will have the opportunity to make a statement at the VERITAS meeting and the Seagate Software meeting if they desire to do so and are expected to be available to respond to appropriate questions.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
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SUMMARY TABLE OF CONTENTS.............     i
FREQUENTLY ASKED QUESTIONS............    ii
SUMMARY...............................     1
RISK FACTORS..........................    22
  Risks relating to the NSMG and
     TeleBackup combinations..........    22
  Risks relating to New VERITAS after
     the NSMG and TeleBackup
     combinations.....................    25
NOTICE REGARDING FORWARD-LOOKING
  STATEMENTS IN THIS DOCUMENT.........    33
WHERE YOU CAN FIND MORE INFORMATION...    34
WE ARE INCORPORATING OUR SEC FILINGS
  IN THIS DOCUMENT BY REFERENCE.......    35
THE VERITAS MEETING...................    36
  When and where the meeting will be
     held.............................    36
  What will be voted upon.............    36
  Only stockholders on April 20, 1999
     will be entitled to vote.........    37
  Votes required to approve the
     proposals........................    37
  Shares held by directors, executive
     officers and their affiliates....    37
  Votes needed for a quorum...........    37
  Effect of abstentions and broker
     non-votes........................    37
  VERITAS will pay the expenses of
     proxy solicitation...............    38
  How proxies will be voted...........    38
  How you can revoke your proxy.......    38
  You do not have dissenters' or
     appraisal rights.................    38
  You must act by a specified date to
     present a stockholder proposal at
     the next VERITAS annual
     meeting..........................    38
THE TELEBACKUP MEETING................    40
  When and where the meeting will be
     held.............................    40
  What will be voted upon.............    40
  Shareholders entitled to vote.......    40
  Vote required to approve the
     resolution.......................    40
  Shares held by directors, executive
     officers and their affiliates....    40
  Votes needed for a quorum...........    41



                                        PAGE
                                        ----
  Effect of failure to vote...........    41
  Advice to beneficial holders of
     securities.......................    41
  General proxy instructions..........    42
  TeleBackup will pay the expenses of
     proxy solicitation...............    42
  How proxies will be voted...........    42
  How you can revoke your proxy.......    43
  Rights of dissent...................    43
  Principal holders of TeleBackup
     voting shares....................    43
THE SEAGATE SOFTWARE MEETING..........    44
  When and where the meeting will be
     held.............................    44
  What will be voted upon.............    44
  Only stockholders on March 31, 1999
     will be entitled to vote.........    45
  Vote required to approve the
     proposals........................    45
  You may cumulate your votes for
     directors........................    45
  Seagate Technology has agreed to
     vote for the NSMG combination....    46
  Shares held by directors, executive
     officers and their affiliates....    46
  Votes needed for a quorum...........    46
  Effect of abstentions and broker
     non-vote.........................    46
  Adjourning the meeting..............    46
  Seagate Software will pay the
     expenses of proxy solicitation...    47
  How proxies will be voted...........    47
  How you can revoke your proxy.......    47
  You do not have dissenters' or
     appraisal rights for the NSMG
     combination......................    47
  You must act by a specified date to
     present a stockholder proposal at
     the next Seagate Software annual
     meeting..........................    48
THE NSMG COMBINATION..................    49
  Background of the NSMG
     combination......................    49
  Reasons for the NSMG combination....    52
  Opinions of financial advisors......    59
  Structure of the NSMG combination...    72
  Restrictions on resale of New
     VERITAS common stock.............    73


                                                          TABLE OF CONTENTS

                                        PAGE
                                        ----
  Resale of shares issued under the
     VERITAS option plans.............    73
  Nasdaq listing......................    73
  Material United States federal
     income tax considerations of the
     NSMG combination.................    74
  Accounting treatment................    76
  Governmental and regulatory
     approvals........................    77
  No dissenters' or appraisal
     rights...........................    78
  Interests of persons in the NSMG
     combination......................    78
THE NSMG COMBINATION AGREEMENT........    80
  Closing.............................    80
  What VERITAS security holders will
     receive..........................    80
  VERITAS stockholders will not need
     to surrender share
     certificates.....................    80
  What Seagate Software will receive
     for contributing the Network &
     Storage Management Group to New
     VERITAS..........................    81
  Stock option and benefit plans and
     related securities...............    81
  Treatment of Seagate Software stock
     held by certain Seagate Software
     officers and employees...........    82
  Conditions to the NSMG
     combination......................    82
  Representations and warranties......    83
  Covenants...........................    83
  Restrictions on soliciting
     alternative proposals............    85
  Indemnification.....................    87
  Termination of the NSMG combination
     agreement........................    88
  Termination fees....................    89
  Expenses of the NSMG combination....    89
  No survival of representations and
     warranties.......................    89
  Amendment and waiver of the NSMG
     combination agreement............    90
AGREEMENTS RELATED TO THE NSMG
  COMBINATION.........................    90
  Voting agreements...................    90
  Stockholder agreement...............    91
  Registration rights agreement.......    93

                                        PAGE
                                        ----
  Cross-license and original equipment
     manufacturer agreement...........    94
  Development and license agreement...    97
  Employment agreements...............    99
  Transition services agreement.......    99
THE EMPLOYEE STOCK OPTION EXCHANGE
  OFFER...............................   100
  Terms of the employee stock option
     exchange offer...................   100
  Procedure for exchanging Seagate
     Software options.................   100
  Consequences of failure to exchange
     Seagate Software options.........   101
  What Seagate Software option holders
     will receive in this exchange
     offer............................   101
  Resales of option shares............   103
  No guarantee of employment..........   103
  Acceptance of Seagate Software
     options for exchange and delivery
     of New VERITAS options...........   103
  Option terms........................   104
  Cancellation of Seagate Software
     options..........................   104
  Withdrawal rights...................   104
  Return of options...................   104
  Seagate Software is acting as
     exchange agent...................   105
  Fees and expenses...................   105
  Transfer taxes......................   105
  Dissenters' rights..................   105
  Tax consequences to holders of
     Seagate Software options.........   105
THE TELEBACKUP COMBINATION............   106
  Background of the TeleBackup
     combination......................   106
  Reasons for the TeleBackup
     combination......................   108
  Opinion of financial advisor........   110
  Structure of the TeleBackup
     combination......................   113
  Resale of TeleBackup exchangeable
     shares and New VERITAS common
     stock............................   114
  Stock exchange listings.............   115
  Income tax considerations to
     TeleBackup shareholders..........   116

                                                          TABLE OF CONTENTS

                                        PAGE
                                        ----
  Accounting treatment................   126
  Procedures for exchange of share
     certificates by TeleBackup
     shareholders.....................   126
  Government and regulatory matters...   127
  Ongoing Canadian reporting
     obligations......................   127
  Rights of dissent...................   127
  Interests of persons in the
     TeleBackup combination...........   130
THE TELEBACKUP COMBINATION AGREEMENT..   131
  What TeleBackup security holders
     will receive.....................   131
  Closing date for the TeleBackup
     combination......................   133
  TeleBackup combination mechanics....   134
  Conditions to the TeleBackup
     combination......................   134
  Representations and warranties......   136
  Covenants...........................   136
  Restrictions on soliciting
     alternative proposals............   137
  Indemnification by TeleBackup
     affiliates.......................   137
  Termination of TeleBackup
     combination agreement............   138
  Termination fees....................   139
  Expenses............................   140
  Survival of representations and
     warranties.......................   140
  Amendment and waiver of the
     TeleBackup combination
     agreement........................   140
AGREEMENTS RELATED TO THE TELEBACKUP
  COMBINATION.........................   141
  Voting agreements...................   141
  Agreements with TeleBackup
     affiliates.......................   142
  Escrow agreement....................   143
  Employment agreements...............   143
  Noncompetition agreements...........   144
  Voting, support and exchange trust
     agreement........................   144
NEW VERITAS UNAUDITED PRO FORMA
  COMBINED CONDENSED FINANCIAL
  STATEMENTS..........................   146
  Notes to New VERITAS unaudited pro
     forma combined condensed
     financial statements.............   150
SEAGATE SOFTWARE UNAUDITED PRO FORMA
  CONDENSED FINANCIAL STATEMENTS......   160


                                        PAGE
                                        ----
  Notes to Seagate Software unaudited
     pro forma condensed financial
     statements.......................   165
NETWORK & STORAGE MANAGEMENT GROUP
  SELECTED HISTORICAL COMBINED
  FINANCIAL DATA......................   174
THE NETWORK & STORAGE MANAGEMENT GROUP
  MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   175
  Overview............................   175
  Business combinations...............   176
  Arcada Software, Inc. ..............   177
  Eastman Software Storage Management
     Group............................   179
  Calypso Software Systems, Inc. .....   181
  OnDemand Software, Inc..............   182
  Results of operations...............   183
  Restatement of Financial
     Statements.......................   183
  Six months ended January 2, 1998
     versus six months ended January
     1, 1999..........................   184
  Fiscal year ended June 27, 1997
     versus fiscal year ended July 3,
     1998.............................   188
  Fiscal year ended June 28, 1996
     versus fiscal year ended June 27,
     1997.............................   191
  Balance sheet discussion............   197
  Liquidity and capital resources.....   198
  New accounting pronouncements.......   199
  Year 2000 readiness.................   200
EXCHANGE RATE OF CANADIAN AND U.S.
  DOLLARS.............................   203
TELEBACKUP SELECTED HISTORICAL
  FINANCIAL DATA......................   204
TELEBACKUP MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS...............   205
  Overview............................   205
  Results of operations...............   207
  Years ended December 31, 1997 and
     1998.............................   207
  Years ended December 31, 1996 and
     1997.............................   209
  Liquidity and capital resources.....   210
  Year 2000 readiness.................   211
BUSINESS OF NEW VERITAS...............   216


                                                          TABLE OF CONTENTS

                                        PAGE
                                        ----
BUSINESS OF THE NETWORK & STORAGE
  MANAGEMENT GROUP....................   217
  The Network & Storage Management
     Group's relationship with Seagate
     Software and Seagate
     Technology.......................   217
  The Network & Storage Management
     Group's products.................   218
  Research and development............   220
  Sales and marketing.................   220
  Technical support and maintenance...   221
  Competition.........................   221
  Patents and intellectual property
     rights...........................   222
  Properties..........................   223
  Legal proceedings...................   223
  Employees...........................   224
BUSINESS OF TELEBACKUP................   225
  Overview............................   225
  Products............................   225
  Marketing and distribution..........   226
  Research and development............   226
  Competition.........................   227
  Intellectual property...............   228
  Employees...........................   229
  Facilities..........................   229
  Legal proceedings...................   229
MANAGEMENT OF NEW VERITAS.............   230
  Executive officers and directors....   230
  Committees of the board of
     directors........................   233
  Compensation of directors...........   234
  Compensation of executive
     officers.........................   235
  Employment agreements...............   236
INFORMATION WITH RESPECT TO VERITAS...   238
  Compensation of executive
     officers.........................   238
  Option grants in 1998...............   239
  Aggregate option exercises in 1998
     and fiscal year-end option
     values...........................   239

                                        PAGE
                                        ----
  Recent VERITAS transactions.........   240
INFORMATION WITH RESPECT TO
  TELEBACKUP..........................   241
  Compensation of executive
     officers.........................   241
  Stock option plan...................   241
  Option grants in 1998...............   241
  Option exercised in 1998............   242
  Compensation of directors...........   242
  Indebtedness of directors and senior
     officers of TeleBackup...........   242
  Interests of insiders of TeleBackup
     in material transactions.........   242
  Transfer agent and registrar........   242
SECURITY OWNERSHIP OF NEW VERITAS.....   243
SECURITY OWNERSHIP OF VERITAS.........   246
SECURITY OWNERSHIP OF SEAGATE
  SOFTWARE............................   248
MARKET PRICES OF THE COMPANIES'
  STOCK...............................   250
DESCRIPTION OF NEW VERITAS CAPITAL
  STOCK...............................   252
  Common stock........................   252
  Special voting stock................   252
  Anti-takeover provisions............   253
  Preferred stock.....................   257
  The board of directors..............   258
  Amendment of the amended and
     restated certificate of
     incorporation and the bylaws of
     New VERITAS......................   258
  Registration rights.................   259
  Transfer agent and registrar........   259
  Listing.............................   259
  Description of VERITAS capital
     stock............................   260
DESCRIPTION OF EXCHANGECO SHARE
  CAPITAL.............................   261
  Exchangeco share capital............   261
  Common shares.......................   261
  Exchangeco Class A Non-Voting
     shares...........................   261
  Exchangeable shares.................   262

                                                          TABLE OF CONTENTS

                                        PAGE
                                        ----
  Voting, support and exchange trust
     agreement........................   264
  Call rights.........................   267
  Transfer agents and registrar.......   268
COMPARISON OF RIGHTS OF HOLDERS OF NEW
  VERITAS COMMON STOCK, SEAGATE
  SOFTWARE COMMON STOCK AND VERITAS
  COMMON STOCK........................   269
  Comparison of rights of stockholders
     of Seagate Software and
     New VERITAS......................   269
  Comparison of rights of stockholders
     of VERITAS and New VERITAS.......   274
COMPARISON OF RIGHTS OF HOLDERS OF
  TELEBACKUP COMMON SHARES AND
  EXCHANGECO EXCHANGEABLE SHARES......   275
  Differences between Delaware law and
     Alberta law......................   275
COMPARISON OF RIGHTS OF SHAREHOLDERS
  OF TELEBACKUP, VERITAS AND NEW
  VERITAS UNDER THE COMPANIES' CHARTER
  DOCUMENTS...........................   280
ADDITIONAL PROPOSALS TO BE VOTED UPON
  BY VERITAS STOCKHOLDERS.............   286
     Proposal 2: Creating a new class
       of stock called special voting
       stock in the VERITAS
       certificate of incorporation...   286
     Proposal 3: Increasing the number
       of shares of authorized common
       stock of VERITAS...............   287

                                        PAGE
                                        ----
     Proposal 4: Amendments to the
       VERITAS Software Corporation
       1993 Employee Stock Purchase
       Plan...........................   288
     Description of the VERITAS
       purchase plan, as amended......   288
     Proposal 5: Amendment 1 to the
       VERITAS Software Corporation
       1993 Equity Incentive Plan.....   291
     Proposal 6: Amendment 2 to the
       VERITAS Software Corporation
       1993 Equity Incentive Plan.....   292
     Description of the VERITAS
       Software Corporation 1993
       Equity Incentive Plan..........   292
ADDITIONAL PROPOSALS TO BE VOTED UPON
  BY SEAGATE SOFTWARE STOCKHOLDERS....   297
     Proposal 2: Election of
       directors......................   297
     Proposal 3: Amendment of Seagate
       Software certificate of
       incorporation..................   300
     Proposal 4: Amendment of the
       Seagate plan and approval of
       the material terms of the
       Seagate plan...................   304
     Proposal 5: Ratification of
       appointment of independent
       auditors.......................   308
LEGAL MATTERS.........................   309
EXPERTS...............................   309
TABLE OF CONTENTS.....................   310
TABLE OF APPENDICES...................   315

                                                          TABLE OF CONTENTS

                              TABLE OF APPENDICES


A    --   The NSMG Combination Agreement
B    --   Opinion of Donaldson Lufkin & Jenrette
          Securities Corporation
C    --   Opinion of Morgan Stanley & Co.
          Incorporated
D    --   Form of Certificate of Incorporation of
          New VERITAS
E    --   Form of Bylaws of New VERITAS
F    --   Seagate Software Notice of Election
G    --   TeleBackup Combination Agreement
H    --   Opinion of the OpMan Group
I    --   Form of Voting, Support and Exchange
          Trust Agreement
J    --   Amended Interim Order
K    --   Amended Notice of Petition
L    --   Section 184 of the Business
          Corporations Act (Alberta)
M    --   Plan of Arrangement including
          Exchangeable Share Provisions and
          Series A Preferred Share Provisions
N    --   Approval of Management Information
          Circular/Joint Proxy
          Statement/Prospectus by TeleBackup
          Board of Directors
O    --   Arrangement Resolution
P    --   Form of Amended and Restated
          Certificate of Incorporation of VERITAS
Q    --   Form of VERITAS 1993 Equity Incentive
          Plan, as amended
R    --   Form of VERITAS 1993 Employee Stock
          Purchase Plan, as amended
S    --   Seagate Software Third Amended and
          Restated Certificate of Incorporation
T    --   Seagate Software 1996 Stock Option
          Plan, as amended
U    --   Seagate Software Annual Report on Form
          10-K/A for the fiscal year ended July
          3, 1998
V    --   Seagate Software Quarterly Reports on
          Form 10-Q/A for the quarters ended
          October 2, 1998 and January 1, 1999
W    --   Tax Opinion of Parlee McLaws and Osler,
          Hoskin and Harcourt
X    --   TeleBackup Election Form

                        INDEX TO FINANCIAL STATEMENTS OF

                            TELEBACKUP SYSTEMS INC.

Auditors' Report to the Directors...........................  F-1
Balance Sheets..............................................  F-2
Statement of Operations and Deficit.........................  F-3
Statement of Changes in Financial Position..................  F-4
Notes to Financial Statements...............................  F-5

                       AUDITORS' REPORT TO THE DIRECTORS

     We have audited the balance sheets of Telebackup Systems Inc. as at December 31, 1997 and 1998 and the statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and 1998 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

     Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States (note 13).

Chartered Accountants

Calgary, Canada
February 5, 1999

                            TELEBACKUP SYSTEMS INC.

                                 BALANCE SHEETS
                         (AMOUNTS IN CANADIAN DOLLARS)

                                     ASSETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
Current assets:
  Cash and temporary investments............................  $ 1,236,453    $ 6,151,624
  Restricted cash (note 2)..................................      124,123             --
  Accounts receivable.......................................      332,597        656,197
  Investment tax credit receivable..........................       50,000             --
  Inventory.................................................       83,994             --
  Prepaid expenses..........................................        8,278         30,515
                                                              -----------    -----------
                                                                1,835,445      6,838,336
Capital assets (note 3).....................................    1,003,132        860,925
Debt issuance costs (net of amortization $17,641)...........      431,590             --
                                                              -----------    -----------
                                                              $ 3,270,167    $ 7,699,261
                                                              ===========    ===========

                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $   111,574    $   262,815
  Accrued liabilities.......................................       31,174         46,936
  Deferred revenue..........................................           --      2,710,805
  Current portion of long-term debt (note 4)................      124,800        124,800
                                                              -----------    -----------
                                                                  267,548      3,145,356
Long-term debt (note 4).....................................    3,004,260        302,260
Shareholders' equity (deficiency):
  Share capital (note 5)....................................    2,982,155      8,885,247
  Warrants..................................................       80,000             --
  Deficit...................................................   (3,063,796)    (4,633,602)
                                                              -----------    -----------
                                                                   (1,641)     4,251,645
Combination agreement (note 12).............................
Commitments (note 7)........................................
Canadian and United States accounting policy differences
  (note 13).................................................
                                                              -----------    -----------
                                                              $ 3,270,167    $ 7,699,261
                                                              ===========    ===========

                See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                      STATEMENTS OF OPERATIONS AND DEFICIT
                         (AMOUNTS IN CANADIAN DOLLARS)

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
Revenue:
  Product sales.....................................  $   233,353    $   347,235    $ 1,384,411
  Maintenance and support...........................       18,531         23,112        200,000
  Custom software development.......................           --        115,700      1,838,565
                                                      -----------    -----------    -----------
                                                          251,884        486,047      3,422,976
Cost of sales:
  Product sales.....................................      106,058        123,930        311,369
  Maintenance, support and custom software
     development....................................       43,359         61,444        512,347
                                                      -----------    -----------    -----------
                                                          149,417        185,374        823,716
Gross profit........................................      102,467        300,673      2,599,260
Expenses:
  General and administrative........................      496,753        808,256      1,180,981
  Selling and marketing.............................      306,870        495,538      1,090,763
  Marketing and royalty agreement...................      100,000        100,000        200,000
  Research and development..........................      302,650        576,475      1,045,717
  Interest and bank charges, net....................       13,514         81,937         97,754
  Depreciation and amortization.....................       24,117        108,073        553,851
                                                      -----------    -----------    -----------
                                                        1,243,904      2,170,279      4,169,066
                                                      -----------    -----------    -----------
Net loss............................................   (1,141,437)    (1,869,606)    (1,569,806)
Deficit, beginning of year..........................      (52,753)    (1,194,190)    (3,063,796)
                                                      -----------    -----------    -----------
Deficit, end of year................................  $(1,194,190)   $(3,063,796)   $(4,633,602)
                                                      ===========    ===========    ===========
Net loss per share..................................  $     (0.18)   $     (0.25)   $     (0.17)
                                                      ===========    ===========    ===========

                See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                  STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         (AMOUNTS IN CANADIAN DOLLARS)

                                                              YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
Cash provided by (used in):
Operations:
  Net loss..........................................  $(1,141,437)   $(1,869,606)   $(1,569,806)
  Items not involving cash:
     Depreciation and amortization..................       24,117        108,073        553,851
     Software development costs.....................       37,673             --             --
  Changes in non-cash working capital:
     Accounts receivable............................          918       (328,141)      (323,600)
     Investment tax credit receivable...............      (30,000)            --         50,000
     Inventory......................................     (121,623)        37,629         83,994
     Prepaid expenses...............................       12,218         (4,436)       (22,237)
     Accounts payable...............................       19,420         21,418        151,241
     Accrued liabilities............................       32,349         (5,175)        15,762
     Deferred revenue...............................           --             --      2,710,805
     Due from shareholder...........................       31,600             --             --
                                                      -----------    -----------    -----------
                                                       (1,134,765)    (2,040,238)     1,650,010
Investing:
  Net additions to capital assets...................     (183,636)      (887,589)      (350,580)
Financing:
  Issue of share capital, net.......................    1,856,401        953,446      6,273,618
  Warrants..........................................           --         80,000             --
  Increase (decrease) in long-term debt, net........      350,000      2,824,360        150,360
  Debt issuance costs...............................           --       (449,231)            --
  Conversion of debentures..........................           --        (45,300)    (2,932,360)
  Issue of promissory notes.........................           --        150,000             --
  Repayment of promissory notes.....................           --       (150,000)            --
                                                      -----------    -----------    -----------
                                                        2,206,401      3,363,275      3,491,618
                                                      -----------    -----------    -----------
Increase in cash and temporary investments..........      888,000        435,448      4,791,048
Cash and temporary investments, beginning of year...       37,128        925,128      1,360,576
                                                      -----------    -----------    -----------
Cash and temporary investments, end of year.........  $   925,128    $ 1,360,576    $ 6,151,624
                                                      ===========    ===========    ===========

Cash and temporary investments are defined to include restricted cash.

                See accompanying notes to financial statements.

                            TELEBACKUP SYSTEMS INC.

                         NOTES TO FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

CORPORATE PROFILE

     The Company develops and markets computer software designed to allow data backup via a modem or network.

     These financial statements are prepared in accordance with accounting principles generally accepted in Canada.

 1. SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition:

     In the third quarter of 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2 with respect to software revenue recognition. Pursuant to SOP 97-2, four specific criteria must be met prior to recognizing revenue for a single-element arrangement or for amounts allocated to individual elements in a multiple-element arrangement. These four criteria are (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the vendor's fee is fixed or determinable; and (d) collectibility is probable. This change in revenue recognition has been applied on a retroactive basis which did not affect revenue for the years ended December 31, 1997 and 1996.

     The Company sells its software and any related hardware by way of a direct sale or on a revenue sharing basis.

     The Company previously recognized direct sales revenues from software licenses and hardware upon delivery and installation of the software and hardware products. Sales made on a revenue sharing basis may have required the purchaser to make an initial payment, as well as additional payments based upon a percentage of the future revenues generated by the purchaser. The initial payment was recorded as revenue at the time of delivery and installation of the software and hardware products. Future revenue sharing payments were recorded as revenue if and when earned.

(b) Capital assets:

     Capital assets are recorded at cost. Depreciation is provided using the following methods and rates:

                          ASSETS                                  METHOD          RATE
                          ------                                  ------          ----
Computer equipment.........................................  Declining balance     30%
Furniture and fixtures.....................................  Declining balance     30%
World rights...............................................  Straight-line         20%
Software technology........................................  Straight-line         50%
Royalty reduction..........................................  Straight-line         50%

(c) Debt issuance costs:

     Debt issuance costs are amortized to income over the term of the related debt financing.

(d) Software research and development costs:

     Research costs are expensed as incurred. Costs related to internal development of software are expensed as incurred unless criteria for deferral and subsequent amortization are met. Specifically, internal software development costs are deferred once technological feasibility for a product is established. As at December 31, 1997 and 1998, the Company has not deferred internal software development costs, as completed development has coincided with technological feasibility.

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(e) Investment tax credits:

     Scientific Research and Experimental Development ("SRED") investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(f) Inventory:

     Inventory, consisting primarily of turnkey computer systems assembled for demonstration purposes and ultimate sale, is recorded at the lesser of cost determined on a first-in first-out basis and market value.

(g) Per share data:

     Basic earnings per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted per share data has not been disclosed as the effect of the exercise of share options is not dilutive.

 2. RESTRICTED CASH

     Restricted cash consists of cash held in trust in connection with the payment of interest on certain debt.

 3. CAPITAL ASSETS

                                                               ACCUMULATED      NET BOOK
               DECEMBER 31, 1997                    COST       DEPRECIATION       VALUE
               -----------------                 ----------    ------------    -----------
Computer equipment.............................  $  312,560      $ 73,630      $  238,930
Furniture and fixtures.........................      16,101         4,399          11,702
World rights...................................      50,000        12,500          37,500
Software technology............................     300,000        25,000         275,000
Royalty reduction..............................     440,000            --         440,000
                                                 ----------      --------      ----------
                                                 $1,118,661      $115,529      $1,003,132
                                                 ==========      ========      ==========

                                                               ACCUMULATED      NET BOOK
               DECEMBER 31, 1998                    COST       DEPRECIATION       VALUE
               -----------------                 ----------    ------------    -----------
Computer equipment.............................  $  629,185      $174,305      $  454,880
Furniture and fixtures.........................      50,056        11,736          38,320
World rights...................................      50,000        22,500          27,500
Software technology............................     300,000       179,775         120,225
Royalty reduction..............................     440,000       220,000         220,000
                                                 ----------      --------      ----------
                                                 $1,469,241      $608,316      $  860,925
                                                 ==========      ========      ==========

     In October 1997, the Company entered into an agreement to license, on a permanent, unlimited and fully paid basis, a third party's patented data reduction process technology. In exchange for the license, the Company had agreed to issue 200,000 Common Shares at $1.50 per share, the market value of the shares.

     In November 1997, the Company renegotiated its royalty commitment whereby the royalty was converted from a 10% royalty to a $200,000 fixed annual royalty with a $2 million buyout option. The

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

 3. Capital assets (continued):
Company had agreed to issue 200,000 Common Shares at $2.20 per share, the market value of the shares, in exchange for the new royalty agreement.

 4. LONG-TERM DEBT

                                                                 1997         1998
                                                              ----------    ---------
Debentures..................................................  $2,705,060    $      --
Operating line of credit....................................     500,000      427,060
                                                              ----------    ---------
                                                               3,205,060      427,060
Less:
  Current portion of operating line.........................    (124,800)    (124,800)
  Unamortized allocation to warrants of debenture
     proceeds...............................................     (76,000)          --
                                                              ----------    ---------
                                                              $3,004,260    $ 302,260
                                                              ==========    =========

(a) Debentures:

     On September 30, 1997, the Company sold 27,500 Units, each consisting of a $100 principal amount debenture and warrants to purchase 33 Common shares of the Company. The debentures are unsecured, redeemable, convertible and due September 30, 2002 with interest at 6% payable semi-annually. The debentures are convertible at $1.50 per share. In conjunction with the debenture offering, the Company granted to the Agent, an option to purchase up to 2,751 Units at $100 per unit. During 1998, the Agent purchased all 2,751 Units and was issued debentures and warrants in accordance with the terms of the Units.

     The Debentures were redeemable by the Company:

          (i) anytime after September 30, 1999 following a period of twenty consecutive trading days during which the weighted average market price of the Common Shares equals or exceeds $3.00; or

          (ii) anytime following any period of twenty consecutive trading days during the weighted average market price of the Common Shares equals or exceeds $6.00.

     During 1997 $45,300 of debentures were converted into 30,198 common shares. In 1998, an additional $275,100 of debentures were issued to the Agent, and $2,932,360 of debentures were converted into 1,979,054 common shares and $11,800 of debentures where redeemed for cash. Unamortized debt issuance costs related to the convertible debentures were charged to share capital upon conversion of the related debentures.

(b) Credit facilities:

     At December 31, 1998 the Company has drawn $427,060 (1997 -- $500,000) on its operating line of credit due on demand. Borrowings bear interest at the bank's prime rate plus 3%. Notwithstanding the demand feature of the facility, it is classified as long-term as monthly payments of $10,420 plus interest are required to maturity on June 30, 2002. The operating line is renewable annually, however no principal payments were required prior to January 31, 1998 providing that certain conditions were satisfied. Annual principal repayments are approximately $124,800 (1997 -- $124,800) plus accrued interest.

     In addition, the Company has a revolving line of credit authorized to a limit of $150,000 which bears interest at the bank's prime rate plus 2%.

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

 4. Long-term debt (continued):
     Both credit facilities are secured by a general security agreement and an assignment of life insurance on an officer of the Company.

(c) Interest expense:

     Interest on long-term debt amounted to $13,126, $73,912 and $168,410 for the years ended December 31, 1996, 1997 and 1998, respectively.

 5. SHARE CAPITAL

(a) Authorized:

     Unlimited number of Common shares.

(b) Issued and to be issued:

                                                                NUMBER        AMOUNT
                                                              ----------    ----------
December 31, 1995...........................................   2,737,500    $  172,308
Share split 2:1 basis.......................................   2,737,500            --
Issued for cash, net of issue costs of $338,599.............   1,600,000     1,661,401
Issued pursuant to private placement for cash...............     195,000       195,000
                                                              ----------    ----------
December 31, 1996...........................................   7,270,000     2,028,709
Issued on exercise of stock options.........................     173,000       216,250
Issued on conversion of debenture...........................      30,198        45,300
To be issued, net of issue costs of $48,104 (note 3)........     400,000       691,896
                                                              ----------    ----------
December 31, 1997...........................................   7,873,198     2,982,155
Issued on exercise of stock options.........................     312,000       417,990
Issued on conversion of debentures, net of costs of
  $406,526..................................................   1,979,054     2,561,834
Issued on exercise of warrants, net of costs of $140,211....     994,493     2,843,268
Allocation to warrants of debenture proceeds................          --        80,000
                                                              ----------    ----------
December 31, 1998...........................................  11,158,745    $8,885,247
                                                              ==========    ==========

     The 400,000 common shares which were to be issued at December 31, 1997, were subject to relevant regulatory approval, which was received during 1998.

     On January 31, 1996, the shareholders of the Company approved a two for one Common share split which became effective February 16, 1996.

(c) Stock options and warrants:

     At December 31, the Company had issued options to employees and directors which will allow for the purchase of 755,000, 839,500 and 592,000 common shares for the years 1996, 1997 and 1998, respectively, at prices $1.25, $1.25 to $2.20 and $1.25 to $2.85 per share for the years 1996, 1997 and 1998, respectively. These options expire on various dates during 2001 and 2002.

     The Company issued 907,698 warrants in conjunction with the convertible debentures. Each warrant entitled the holder to purchase one additional Common Share at a price of $3.00 on or before September 30, 1999. The Company had the right upon 30 days written notice to redeem the warrants for $0.001 at any time following a period of 20 consecutive trading days during which the weighted average market price of the

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

V99] 5. SHARE CAPITAL (CONTINUED)
Company's common shares equaled or exceeded $4.00 per share. At December 31, 1998, 903,710 warrants had been exercised, and 3,988 warrants had been redeemed for aggregate consideration of $3.99.

 6. INCOME TAXES

     Income tax expense differs from the amount which would be computed by applying the federal and provincial combined statutory income tax rate to income before income taxes. The reasons for the difference are as follows:

                                                    1996         1997         1998
                                                  ---------    ---------    ---------
Income tax rate.................................       44.6%        44.6%        44.6%
Computed expected tax recovery..................  $(509,081)   $(833,844)   $(700,133)
Unrecognized benefit of tax losses..............    509,081      833,844      700,133
                                                  ---------    ---------    ---------
                                                  $      --    $      --    $      --
                                                  =========    =========    =========

     The Company has available deductions for income tax purposes of approximately $4,000,000 at December 31, 1998 (1997 -- $2,400,000) consisting of SRED expenditures and operating losses. The operating losses begin expiring in 2002. The Company also estimates that it has available SRED investment tax credits to reduce future income tax payable of approximately $175,000 at December 31, 1998 (1997 -- $100,000).

     The Company earned refundable SRED investment tax credits prior to becoming a public company. These credits are shown as current assets, and along with the credits above, are subject to technical and financial audit by Revenue Canada. At December 31, 1998, the refundable credits had been received.

 7. COMMITMENTS

     (a) On December 29, 1994, the Company entered into an agreement which allowed the Company utilization of certain technology rights in exchange for a royalty commitment. On November 19, 1997, the royalty commitment was renegotiated, whereby the royalty was converted from a percentage-based royalty to a flat-fee royalty with a buy-out option, which provides the Company the right to call the buy-out option at any time (note 3)

     (b) The Company is committed to minimum rentals under premises leases of approximately $341,600 per year to 2002 and $231,600 per year to 2004.

 8. RELATED PARTIES

     (a) During the years ended December 31, 1996, 1997 and 1998, the Company purchased computer equipment totalling $278,975, $42,820 and nil, respectively, from a shareholder.

     (b) During the year ended December 31, 1997, interest of $15,000 was paid to two directors of the Company on account of $150,000 in promissory notes which were issued and repaid.

     (c) The Company leases office space from a shareholder for $3,600 per month.

 9. FINANCIAL INSTRUMENTS AND MAJOR CUSTOMERS

     The carrying value of cash and temporary investments, accounts receivable and accounts payable approximate their fair values due to the short maturity of these instruments. The fair value of the debentures

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

 9. FINANCIAL INSTRUMENTS AND MAJOR CUSTOMERS (CONTINUED) was approximately $2,141,000 at December 31, 1997. The fair value of the Company's operating line approximates its carrying value due to its variable interest rate.

     During 1998, two customers of the Company individually represented 49% and 48% respectively, of the Company's revenues. In 1997, five customers of the Company individually represented 24%, 21%, 20%, 17% and 10%, respectively, of the Company's revenues. During 1996, three customers of the Company individually represented 42%, 35%, and 20%, respectively, of the Company's revenues.

10. SEGMENT INFORMATION

     The Company's method for determining what information to report about operating segments is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

     The Company's chief operating decision maker is considered to be the Company's President and CEO. The President and CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The financial information reviewed by the President and CEO is identical to the information presented in the accompanying Statements of Operations. Therefore, the Company operates in a single operating segment: developing and marketing computer software designed to allow data backup via a modem or network. The Company does not have significant international operations.

11. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

12. COMBINATION AGREEMENT

     On September 1, 1998 the Company signed a Combination Agreement (the "Agreement") with VERITAS Software Corporation (VERITAS). Consummation of the Agreement is subject to a number of conditions, including regulatory clearances in Canada and the United States, judicial clearance in Canada and formal approval by the shareholders of both companies.

     Under the terms of the Agreement, at the effective time the Company will issue to its shareholders, exchangeable shares which are exchangeable into common shares of VERITAS. The number of exchangeable shares to be issued to the Company's shareholders will be based on a sliding scale which is tied to an average of the VERITAS common share price for the 10 days prior to the closing of the transaction. In general terms, the total number of exchangeable shares to be issued shall equal (a) in the event that the average price is between U.S.$33.81 per share and U.S.$41.32 per share, 1,710,000 common shares of VERITAS (b) in the event that the average price is less than $33.81 per share, the number of common shares of VERITAS determined by dividing $57,808,000 (U.S.) by such average price, provided however, that, in such case, in no

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

12. COMBINATION AGREEMENT (CONTINUED)
event shall the total exceed 1,900,000 common shares of VERITAS, (c) in the event that the average price is more than $41.32 per common share, the number of common shares of VERITAS determined by dividing $70,654,000 (U.S.) by such average price, provided however, that, in such case, in no event shall the total be less than 1,555,000 common shares of VERITAS.

     In the event that the Company's shareholders do not approve the terms of the Agreement, the Company shall pay to VERITAS a fee of U.S. $3 million and grant a worldwide, perpetual, royalty-free and fully-paid license to certain Company software. Also, should the Company be acquired within 12 months after the termination of the Agreement as described above a further U.S. $10 million amount becomes payable to VERITAS.

     In the event that the VERITAS shareholders do not approve the terms of the Agreement, VERITAS shall pay the Company a fee of U.S. $2 million and upon such payment, shall have a worldwide, perpetual, royalty-free and fully-paid license to use, modify, create derivative works of, copy and distribute certain Company software.

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

     The Company's financial statements have been prepared in accordance with accounting principles generally accepted ("GAAP") in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined below:

(a) Statement of Operations:

     The application of U.S. GAAP would have the effect of including in compensation expense the value of common share purchase options granted to certain officers and employees by the Company's founding shareholders, as follows:

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1996           1997           1998
                                              -----------    -----------    -----------
Net loss as reported........................  $(1,141,437)   $(1,869,606)   $(1,569,806)
Increase in compensation expense............           --             --        132,000
                                              -----------    -----------    -----------
Net loss, U.S. GAAP.........................  $(1,141,437)   $(1,869,606)   $(1,701,806)
                                              ===========    ===========    ===========
Net loss per share U.S. GAAP................  $     (0.18)   $     (0.25)   $     (0.18)
                                              ===========    ===========    ===========

     The Company retroactively adopted SOP 97-2 (see note 1(a)) for Canadian GAAP purposes in the third quarter of 1998. For US GAAP purposes SOP 97-2 requires prospective adoption beginning in the Company's first quarter of 1998. In the case of the Company's 1996 and 1997 revenue as recorded in accordance with Canadian GAAP, the application of SOP 97-2 would not have had any effect. As a result the Company's revenues as recorded in the Statement of Operations are the same under both Canadian an US GAAP.

(b) Balance Sheet:

     The application of U.S. GAAP would have the following effect on the Balance Sheet as at December 31, 1997 from reclassifying shares issued which required regulatory approval from shareholders' deficit to liabilities. At December 31, 1998 the application of U.S. GAAP would not have an effect on assets or on the Balance Sheet captions presented below.

                            TELEBACKUP SYSTEMS INC.

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                         (AMOUNTS IN CANADIAN DOLLARS)

13. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

                                                            DECEMBER 31, 1997
                                                 ---------------------------------------
                                                                 INCREASE
                                                 AS REPORTED    (DECREASE)    U.S. GAAP
                                                 -----------    ----------    ----------
Liabilities....................................  $3,271,808     $ 740,000     $4,011,808
Shareholders' deficiency.......................      (1,641)     (740,000)      (741,641)

     In addition, under Canadian GAAP, at December 31, 1998 the Company classified $302,260 (1997 -- $375,200) of a demand loan as a long-term liability because that portion of the scheduled installment payments are due beyond one year. Under U.S. GAAP, the entire note would be considered a current liability.

     (c) Statement of Changes in Financial Position:

     The application of U.S. GAAP would have the effect of eliminating non-cash items and excluding restricted cash from the definition of cash as follows:

                                                          1996     1997         1998
                                                          ----   ---------   -----------
Investing:
  Net additions of capital assets acquired with
     shares.............................................   $--   $ 740,000   $        --
  Restricted cash.......................................   --     (124,123)      124,123
Financing:
  Issue of shares for non-cash consideration and
     non-cash charges...................................   --     (785,300)   (2,561,834)
  Conversion of debentures..............................   --       45,300     2,932,360
  Debt issue costs......................................   --           --      (370,526)
                                                           ==    =========   ===========

     The Statement of Changes in Financial Position major categories would be presented under U.S. GAAP as follows:

                                                      1996          1997          1998
                                                   -----------   -----------   ----------
Operating activities.............................  $(1,134,765)  $(2,040,238)  $1,650,010
Investing activities.............................     (183,636)     (271,712)    (226,457)
Financing activities.............................    2,206,401     2,623,275    3,491,618
                                                   ===========   ===========   ==========
                                                       888,000       311,325    4,915,171
Cash position at beginning of year...............       37,128       925,128    1,236,453
                                                   -----------   -----------   ----------
Cash position at end of year.....................  $   925,128   $ 1,236,453   $6,151,624
                                                   ===========   ===========   ==========

     (d) Comprehensive income (loss):

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods to be provided for comparative purposes. The Company adopted SFAS No. 130 on January 1, 1998, however, no incremental disclosures are required as the Company does not have any elements of comprehensive income (loss) except for the net loss reported in the Statements of Operations.

                     INDEX TO COMBINED FINANCIAL STATEMENTS
                     OF NETWORK & STORAGE MANAGEMENT GROUP,
                         A DIVISION OF SEAGATE SOFTWARE

                                                              PAGE
                                                              ----
Combined Balance Sheets.....................................  F-14
Combined Statements of Operations...........................  F-15
Combined Statements of Cash Flows...........................  F-16
Combined Statements of Group Equity.........................  F-17
Notes to Combined Financial Statements......................  F-18
Report of Ernst & Young LLP, Independent Auditors...........  F-43

                       NETWORK & STORAGE MANAGEMENT GROUP

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                          JUNE 27,      JULY 3,     JANUARY 1,
                                                            1997         1998          1999
                                                          ---------    ---------    -----------
                                                                                    (UNAUDITED)
Cash....................................................  $     921    $   4,879     $      --
Accounts receivable, net................................     14,387       15,982        23,706
Inventories.............................................      2,907          711           679
Loan receivable from Seagate Technology and
  affiliates............................................         --           --        21,011
Other current assets....................................      2,589          480         4,205
                                                          ---------    ---------     ---------
          Total current assets..........................     20,804       22,052        49,601
Equipment and leasehold improvements, net...............     17,066       11,338        11,455
Goodwill and other intangibles, net.....................     56,217       41,331        34,891
                                                          ---------    ---------     ---------
          Total assets..................................  $  94,087    $  74,721     $  95,947
                                                          =========    =========     =========

LIABILITIES
Loan payable to Seagate Technology and affiliates.......  $  25,616    $  10,636     $      --
Accounts payable........................................      5,674        3,782         4,530
Accrued employee compensation...........................      8,304        8,011        10,886
Accrued expenses........................................      9,785        7,143         9,122
Accrued income taxes....................................         --        1,290        12,704
Deferred revenue........................................      3,573        3,880         5,790
                                                          ---------    ---------     ---------
          Total current liabilities.....................     52,952       34,742        43,032
Deferred income taxes...................................      6,233        1,691         1,021
Other liabilities.......................................        301          255           240
                                                          ---------    ---------     ---------
          Total liabilities.............................     59,486       36,688        44,293
Commitments and contingencies...........................

GROUP EQUITY
Contributed capital.....................................    258,010      258,586       258,884
Accumulated deficit.....................................   (223,409)    (220,553)     (207,230)
                                                          ---------    ---------     ---------
          Total group equity............................     34,601       38,033        51,654
                                                          ---------    ---------     ---------
          Total liabilities and group equity............  $  94,087    $  74,721     $  95,947
                                                          =========    =========     =========

                  See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                 FOR THE YEARS ENDED            SIX MONTHS ENDED
                                            ------------------------------   -----------------------
                                            JUNE 28,   JUNE 27,   JULY 3,    JANUARY 2,   JANUARY 1,
                                              1996       1997       1998        1998         1999
                                            --------   --------   --------   ----------   ----------
                                                                                   (UNAUDITED)
Revenues:
  Licensing..............................   $102,869   $130,661   $160,192    $76,258      $97,671
  Licensing from Seagate Technology......      9,374      4,920      5,048      2,383        3,802
  Maintenance, support and other.........      4,499      5,921      9,806      4,672        5,927
                                            --------   --------   --------    -------      -------
          Total revenues.................    116,742    141,502    175,046     83,313      107,400
Cost of revenues:
  Licensing..............................     13,211     11,834     13,714      7,134        5,025
  Licensing from Seagate Technology......      3,999      1,834        411        307          272
  Maintenance, support and other.........        194        789      2,067        883        1,733
  Amortization of developed
     technologies........................      9,941     17,655      7,143      4,738        1,580
                                            --------   --------   --------    -------      -------
          Total cost of revenues.........     27,345     32,112     23,335     13,062        8,610
                                            --------   --------   --------    -------      -------
Gross profit.............................     89,397    109,390    151,711     70,251       98,790
Operating expenses:
  Sales and marketing....................     55,875     68,238     68,314     33,384       40,975
  Research and development...............     32,543     33,565     31,677     15,903       17,903
  General and administrative.............     20,031     26,021     22,254     11,579       10,446
  In-process research and development....     61,066         --      6,800         --           --
  Amortization of goodwill and other
     intangibles.........................     13,035     20,250     13,236      8,008        5,152
  Restructuring costs....................      9,502      2,524         --         --           --
                                            --------   --------   --------    -------      -------
          Total operating expenses.......    192,052    150,598    142,281     68,874       74,476
                                            --------   --------   --------    -------      -------
Income (loss) from operations............   (102,655)   (41,208)     9,430      1,377       24,314
Interest expense.........................     (1,013)    (2,733)      (768)      (602)         (74)
Other, net...............................        308        155         55        (65)         303
                                            --------   --------   --------    -------      -------
Interest and other, net..................       (705)    (2,578)      (713)      (667)         229
                                            --------   --------   --------    -------      -------
Income (loss) before income taxes........   (103,360)   (43,786)     8,717        710       24,543
Benefit from (provision for) income
  taxes..................................      8,764     10,586     (5,861)    (1,960)     (11,220)
                                            --------   --------   --------    -------      -------
Net income (loss)........................   $(94,596)  $(33,200)  $  2,856    $(1,250)     $13,323
                                            ========   ========   ========    =======      =======

                  See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                              FOR THE YEARS ENDED             SIX MONTHS ENDED
                                       ---------------------------------   -----------------------
                                       JUNE 28,    JUNE 27,     JULY 3,    JANUARY 2,   JANUARY 1,
                                         1996        1997        1998         1998         1999
                                       ---------   ---------   ---------   ----------   ----------
                                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)....................  $ (94,596)  $ (33,200)  $   2,856    $ (1,250)    $ 13,323
Adjustments to reconcile net income
  (loss) to net cash from operating
  activities:
     Depreciation and amortization...     24,274      32,642      28,018      15,670        9,248
     Deferred income taxes...........     (1,700)     (7,505)     (4,542)     (2,796)        (670)
     Write-off of in-process research
       and development...............     61,066          --       6,800          --           --
     Write-off or write-down of
       goodwill and intangibles......      2,157      13,106       1,900       1,900           --
     Write-offs due to restructure...      4,427       1,494          --          --           --
     Other...........................        400          --          --          --           --
     Changes in operating assets and
       liabilities:
       Accounts receivable...........     (8,420)      7,432      (1,360)      1,393       (7,724)
       Inventories...................        117      (1,588)      2,206         997           32
       Other current assets..........        848        (419)      2,118         356       (3,725)
       Accounts payable..............      2,636      (1,581)     (2,218)     (1,285)         748
       Accrued employee
          compensation...............      1,211       1,738        (371)        998        2,875
       Accrued expenses..............      5,899          --      (2,671)      1,605        1,979
       Accrued income taxes..........       (950)      3,486       1,866       3,991       11,712
       Deferred revenue..............         88         (81)        232          73        1,910
       Other liabilities.............     (3,130)       (399)        (46)        (31)         (15)
                                       ---------   ---------   ---------    --------     --------
     Net cash provided by (used in)
       operating activities..........     (5,673)     15,125      34,788      21,621       29,693
INVESTING ACTIVITIES
Acquisitions of businesses, net of
  cash acquired......................    (31,102)         --     (10,000)         --           --
Acquisition of equipment and
  leasehold improvements, net........     (9,380)    (12,625)     (3,530)     (1,956)      (2,635)
Acquisition of intangibles...........         --          --      (2,320)         --         (290)
Other, net...........................          4          --          --          --           --
                                       ---------   ---------   ---------    --------     --------
     Net cash used in investing
       activities....................    (40,478)    (12,625)    (15,850)     (1,956)      (2,925)
FINANCING ACTIVITIES
Funding by Seagate Technology for
  acquisitions of businesses.........     27,143          --          --          --           --
Borrowings from Seagate Technology...    131,287     144,427     160,347      67,199       67,904
Repayments to Seagate Technology.....   (113,665)   (150,398)   (175,327)    (86,000)     (99,551)
                                       ---------   ---------   ---------    --------     --------
     Net cash provided by (used in)
       financing activities..........     44,765      (5,971)    (14,980)    (18,801)     (31,647)
Effect of exchange rate changes on
  cash...............................         (2)         --          --          --           --
                                       ---------   ---------   ---------    --------     --------
     Increase (decrease) in cash.....     (1,388)     (3,471)      3,958         864       (4,879)
     Elimination of Arcada's net cash
       activity for the duplicated
       six months ended December 30,
       1995..........................      1,768          --          --          --           --
Cash at the beginning of the
  period.............................      4,012       4,392         921         921        4,879
                                       ---------   ---------   ---------    --------     --------
Cash at the end of the period........  $   4,392   $     921   $   4,879    $  1,785     $     --
                                       =========   =========   =========    ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest.............  $      32   $     156   $      --    $     --     $     --
  Cash paid for income taxes.........      1,694         304       1,814    $     64     $    376

                  See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                      COMBINED STATEMENTS OF GROUP EQUITY
                                 (IN THOUSANDS)

                                                                ACCUMULATED
  FOR THE SIX MONTHS ENDED JANUARY 1, 1999,                        OTHER
AND FOR THE YEARS ENDED JULY 3, 1998, JUNE 27,  CONTRIBUTED    COMPREHENSIVE    ACCUMULATED
           1997 AND JUNE 28, 1996,                CAPITAL         INCOME          DEFICIT       TOTAL
----------------------------------------------  -----------    -------------    -----------    --------
BALANCE AT JUNE 30, 1995....................     $140,610           $ 2          $ (95,693)    $ 44,919
Acquisition by Seagate Technology of OnDemand
  Software, Inc. and minority interest of
  Arcada Holdings, Inc......................       98,249            --                 --       98,249
Acquisition by Seagate Technology of Calypso
  Software Systems, Inc.....................       13,799            --                 --       13,799
Income tax benefit from Seagate Technology
  stock option exercises....................        1,866            --                 --        1,866
Foreign currency translation adjustment.....           --            (2)                --           (2)
Net loss....................................           --            --            (94,596)     (94,596)
Elimination of Arcada Holdings, Inc. activity
  for the duplicated six months ended December
  30, 1995..................................           --            --                 80           80
                                                 --------           ---          ---------     --------
BALANCE AT JUNE 28, 1996....................      254,524            --           (190,209)      64,315
Income tax benefit from Seagate Technology
  stock option exercises....................        3,486            --                 --        3,486
Net loss....................................           --            --            (33,200)     (33,200)
                                                 --------           ---          ---------     --------
BALANCE AT JUNE 27, 1997....................      258,010            --           (223,409)      34,601
Income tax benefit from Seagate Technology
  stock option exercises....................          576            --                 --          576
Net income..................................           --            --              2,856        2,856
                                                 --------           ---          ---------     --------
BALANCE AT JULY 3, 1998.....................      258,586            --           (220,553)      38,033
Income tax benefit from Seagate Technology
  stock option exercises (unaudited)........          298            --                 --          298
Net income (unaudited)......................           --            --             13,323       13,323
                                                 --------           ---          ---------     --------
BALANCE AT JANUARY 1, 1999 (UNAUDITED)......     $258,884           $--          $(207,230)    $ 51,654
                                                 ========           ===          =========     ========

                  See notes to combined financial statements.

                       NETWORK & STORAGE MANAGEMENT GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of business. The Network & Storage Management Group ("NSMG" or the "Network & Storage Management Group") develops and markets software products and provides related services enabling information technology ("IT") professionals to manage distributed network resources and to secure and protect enterprise data. The Network & Storage Management Group operates in a single industry segment, and its products offer features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     The Network & Storage Management Group is an operating division of Seagate Software, Inc. ("Seagate Software"), which is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. Seagate Software is headquartered in Scotts Valley, California and has 19 offices and operations in 7 countries worldwide.

     Restatement of Financial Statements. The Network & Storage Management Group had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, the Network & Storage Management Group recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. The Network & Storage Management Group has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets." As a result, the Network & Storage Management Group has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported combined financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands, except per share amounts):

                                                 AS REPORTED             AS RESTATED
                                            ---------------------   ---------------------
                                                AS OF AND FOR           AS OF AND FOR
                                               THE YEARS ENDED         THE YEARS ENDED
                                            ---------------------   ---------------------
                                            JUNE 27,     JULY 3,    JUNE 27,     JULY 3,
                                              1997        1998        1997        1998
                                            ---------   ---------   ---------   ---------
Amortization of goodwill.................   $  23,987   $  12,456   $  20,250   $  13,236
Income (loss) from operations............     (44,945)     10,210     (41,208)      9,430
Net income (loss)........................     (36,937)      3,636     (33,200)      2,856
Goodwill and other intangible assets,
  net....................................      52,480      38,374      56,217      41,331
Accumulated deficit......................    (227,146)   (223,510)   (223,409)   (220,553)

     The effect of this adjustment on previously reported combined financial statements as of and for the six months ended January 1, 1999 and January 2, 1998 is as follows (in thousands, except per share amounts):

                                                  AS REPORTED               AS RESTATED
                                            -----------------------   -----------------------
                                                 AS OF AND FOR             AS OF AND FOR
                                             THE SIX MONTHS ENDED      THE SIX MONTHS ENDED
                                            -----------------------   -----------------------
                                            JANUARY 2,   JANUARY 1,   JANUARY 2,   JANUARY 1,
                                               1998         1999         1998         1999
                                            ----------   ----------   ----------   ----------
                                                  (UNAUDITED)               (UNAUDITED)
Amortization of goodwill.................   $   7,618    $   4,762    $   8,008    $   5,152
Income (loss) from operations............       1,767       24,704        1,377       24,314
Net income (loss)........................        (860)      13,713       (1,250)      13,323
Goodwill and other intangible assets,
  net....................................      40,124       32,324       43,471       34,891
Accumulated deficit......................    (228,006)    (209,797)    (224,659)    (207,230)

                       NETWORK & STORAGE MANAGEMENT GROUP

     Basis of presentation. These financial statements have been prepared using the historical basis of accounting and are presented as if the Network & Storage Management Group had existed as an entity separate from Seagate Software and Seagate Technology during the periods presented. These financial statements include the historical assets, liabilities, revenues and expenses that are directly related to the Network & Storage Management Group's operations. For certain assets and liabilities of Seagate Software that are not specifically identifiable with the Network & Storage Management Group, estimates have been used to allocate such assets and liabilities to the Network & Storage Management Group by applying methodologies management believes are appropriate.

     The unaudited quarterly consolidated financial statements presented have been prepared on a basis consistent with the audited consolidated financial statements, pursuant to the rules and regulations of the Securities and Exchange Commission.

     The statements of operations include all revenues and costs attributable to the Network & Storage Management Group, including allocations of certain corporate administration, finance, and management costs. Such costs were proportionately allocated to the Network & Storage Management Group based on detailed inquiries and estimates of time incurred by Seagate Software's corporate marketing and general and administrative departmental managers. In addition, certain of Seagate Software's operations are shared locations involving activities that pertain to the Network & Storage Management Group as well as to other businesses of Seagate Software. Costs incurred in shared locations are allocated based on specific identification, or where specific identification is not possible, such costs are allocated between the Network & Storage Management Group and other businesses of Seagate Software using methodologies that management believes are reasonable. Transactions and balances between entities and locations within the Network & Storage Management Group have been eliminated.

     From August 1994 to June 1996, Seagate Technology acquired seven software companies that were engaged in developing and marketing network and/or storage management software products. In addition, in February 1996, Seagate Technology merged with Conner Peripherals, Inc. ("Conner") in a transaction accounted for as a pooling-of-interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada Holdings, Inc. ("Arcada"). Also, in June 1998, the Network & Storage Management Group acquired Eastman Software for $10,000,000 in cash. The amount of capital contributed by Seagate Technology for acquisitions is determined by the amounts paid for such acquisitions by Seagate Technology on behalf of the Network & Storage Management Group. The accompanying financial statements present the combined results of operations of the acquired companies from the dates of acquisition.

     The Network & Storage Management Group operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June
30. Accordingly, fiscal 1996 ended on June 28, 1996, fiscal 1997 ended on June 27, 1997, and fiscal 1998 ended on July 3, 1998. Fiscal years 1996 and 1997 were comprised of 52 weeks, and fiscal 1998 was comprised of 53 weeks. Fiscal 1999 will be a 52-week year and will end on July 2, 1999. All references to years in the notes to combined financial statements represent fiscal years unless otherwise noted.

     Arcada, which was acquired by the Network & Storage Management Group pursuant to Seagate Technology's merger with Conner, had a fiscal year that ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with the Network & Storage Management Group's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to the Network & Storage Management Group's fiscal year end, the Network & Storage Management Group's combined statement of operations for the year ended June 28, 1996 includes six months (July 1, 1995 through December 30, 1995) for Arcada which are also included in the Network & Storage Management Group's combined statement of operations for the year ended June 30, 1995.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Economic dependence on Seagate Technology. The Network & Storage Management Group incurred net losses of $94,596,000 and $33,200,000 during 1996 and 1997, respectively, and had a working capital deficit of $12,690,000 at July 3, 1998. On July 4, 1998, Seagate Software and Seagate Technology renewed the Revolving Loan Agreement on substantially the same terms and conditions as the prior agreement that was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital needs. The Revolving Loan Agreement provides for maximum outstanding borrowings of up to $60,000,000 and is renewable every two years. Outstanding borrowings by the Network & Storage Management Group from Seagate Technology and affiliates were $25,616,000 and $10,636,000 at June 27, 1997 and July 3, 1998, respectively and a net receivable of $21,011,000 (unaudited) at January 1, 1999. Borrowings from Seagate Technology consist primarily of amounts used to fund the Network & Storage Management Group's operating activities. A net receivable position existed as of January 1, 1999 primarily due to an increase in loan repayments to Seagate Technology resulting from an increase in cash generated from operations. The loan balance is offset and presented on the balance sheet as a net receivable or net payable in accordance with the terms of the loan agreement. Beginning in fiscal 1999, the Network & Storage Management Group will pay interest at the LIBOR rate plus 2% per annum on such borrowings; the Network & Storage Management Group previously paid interest at 6%. Interest expense as presented in the statement of operations primarily relates to interest incurred under the Revolving Loan Agreement.

     The Network & Storage Management Group and Seagate Software are economically dependent on Seagate Technology and believe that to the extent future cash flows from operations and borrowings under the existing loan agreement with Seagate Technology are not sufficient to fund the Network & Storage Management Group's working capital deficit and planned activities during the next 12 months, that additional funding will be available at a reasonable cost from Seagate Technology.

     Accounting estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

     Concentration of credit risk. Financial instruments that potentially subject the Network & Storage Management Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Network & Storage Management Group places its cash and cash equivalents in high credit quality financial institutions. Accounts receivable are derived from revenues earned from customers primarily located in North America. The Network & Storage Management Group performs ongoing credit evaluations of its customers and generally does not require collateral. The Network & Storage Management Group maintains reserves for potential credit losses and historically such losses have been immaterial. Revenue from one third-party customer, Ingram Micro, accounted for 17%, 22% and 27% of the Network & Storage Management Group's total revenues in 1996, 1997 and 1998, 29% (unaudited) and 30% (unaudited) in the six months ended January 2, 1998 and January 1, 1999, respectively. Revenue from another third-party customer, Tech Data, accounted for 12% of the Network & Storage Management Group's total revenues in 1998.

     Foreign currency translation. The U.S. dollar is the functional currency for all of the Network & Storage Management Group's foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income.

     Earnings per share. The Network & Storage Management Group is a division of Seagate Software and has no formal capital structure. Accordingly, earnings per share information is not presented.

     Cash management. Seagate Technology uses a centralized cash management function for all of its domestic operations, including domestic operations of the Network & Storage Management Group.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Cash and cash equivalents. The Network & Storage Management Group considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. The Network & Storage Management Group typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, the Network & Storage Management Group has not had significant cash equivalents to date.

     Inventories. Inventories are stated at the lower of cost (first in, first out method) or market, and consist primarily of materials used in software products, related supplies and packaging materials.

     Equipment and leasehold improvements. Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Assets under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

     Goodwill and other intangible assets. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over five to seven years. The carrying values of long-term assets and intangibles other than developed technology ("other intangibles") are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets and other intangibles and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

     Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete related to acquisitions accounted for by the purchase method. See Note on Business Combinations and Acquisitions. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 48 months for assembled workforces and distribution networks, 12 to 36 months for customer bases and 18 to 24 months for covenants not to compete. In-process research and development without alternative future use is expensed when acquired.

     Developed technology and capitalized software development costs. The Network & Storage Management Group applies Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", to software technologies developed internally, acquired in business acquisitions, and purchased.

     Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which based on the Network & Storage Management Group's development process generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life (generally 30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues.

     Purchased developed technology, including developed technology acquired in business acquisitions, is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows) and to the extent that the

                       NETWORK & STORAGE MANAGEMENT GROUP
carrying value exceeds the undiscounted cash flows the difference is written off. If the developed technology was acquired in a business combination the carrying value of any related goodwill is also compared to the estimated net discounted cash flows less the carrying value of the developed technology and if the carrying value of the goodwill exceeds the net undiscounted cash flows the difference is written off.

     Fair value disclosures. The Network & Storage Management Group maintains its cash principally with major banks in interest- and non-interest-bearing bank accounts. There are no realized or unrealized gains or losses and fair value approximates carrying value for all cash balances.

     Pushdown and carveout accounting. Seagate Technology has provided substantial services to Seagate Software, including general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions. Seagate Technology has charged Seagate Software for these services through corporate expense allocations, and such expenses in turn have been reallocated by Seagate Software to the Network & Storage Management Group and to the other businesses of Seagate Software. The amount of corporate expense allocations is dependent upon the total amount of allocable costs incurred by Seagate Technology on behalf of Seagate Software and the Network & Storage Management Group less amounts charged as a specific cost or expense rather than by allocation. Included in the Network & Storage Management Group's general and administrative expenses are Seagate Technology allocation charges of $1,771,000, $1,462,000 and $730,000 for 1996, 1997 and 1998, respectively and $322,000
(unaudited) and $268,000 (unaudited) for the six months ended January 2, 1998 and January 1, 1999, respectively. Included in sales and marketing expenses are Seagate Technology allocation charges of $14,000, $12,000 and $462,000 for 1996, 1997 and 1998, respectively and $6,000 (unaudited) and $0 (unaudited) for the six months ended January 2, 1998 and January 1, 1999, respectively. The increase in sales and marketing expenses in 1998 was due to proportional cost allocations from Seagate Technology's corporate branding program, which consisted of television and newspaper advertisements.

     The Network & Storage Management Group's employees participated in Seagate Technology's profit sharing plan through the first quarter of fiscal 1998 and in Seagate Technology's management bonus plan during 1997. The Network & Storage Management Group has since adopted its own bonus plan. Compensation expenses recorded by the Network & Storage Management Group under Seagate Technology's plans totaled $700,000, $2,664,000 and $0 for 1996, 1997 and 1998, respectively.

     The employees of the Network & Storage Management Group also participate in Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, approximately 34,500, 71,200 and 75,700 shares of common stock of Seagate Technology were issued to the Network & Storage Management Group's employees in 1996, 1997 and 1998, respectively.

     The U.S. employees of the Network & Storage Management Group also participate in the Seagate Technology tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan (the "401(k) plan"). The 401(k) plan is designed to provide qualified employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. The Network & Storage Management Group may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. Network & Storage Management Group contributions were immaterial in fiscal years 1996 and 1997 and were $560,000 in fiscal year 1998.

     Revenue recognition. During fiscal 1998 and prior, the Network & Storage Management Group recognized revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition". The Network & Storage Management Group's total revenues are derived from license revenues for its various software products as well as maintenance, support,

                       NETWORK & STORAGE MANAGEMENT GROUP
training and consulting. Revenues for maintenance, support services, training and consulting are recognized separately from software licenses. License revenues are recognized upon delivery of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Allowances for estimated future returns are provided upon shipment. Maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed.

     Revenues from resellers, including VARs, OEMs, distributors and Seagate Technology, are primarily recognized at the time of product delivery to the reseller. The Company's policy is to defer such revenues if resale contingencies exist. Factors considered in the determination of whether such contingencies exist include, but are not limited to, payment terms, collectibility and past history with the customer.

     Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. The Company considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48. Additionally, the Network and Storage Management Group continually reviews its estimated product return provisions to ensure that they are reasonable in relation to actual product returns, which are quantified based on approved return authorization forms received prior to fiscal cutoff dates. Historically, the Network and Storage Management Group's estimated product return rates have not varied materially from actual product return rates.

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"). SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. The Network & Storage Management Group has assessed the impact of the requirements of SOP 97-2 and SOP 98-4 and has changed certain of its policies and procedures. The Network & Storage Management Group's adoption of SOP 97-2 and SOP 98-4 for transactions entered into after July 3, 1998 did not have a significant impact on revenues or results of operations for the first six months of fiscal 1999.

     Advertising expense. The cost of advertising is expensed as incurred. The Network & Storage Management Group does not incur any direct response advertising costs. Advertising costs totaled $13,914,000, $18,571,000 and $12,358,000 in 1996, 1997 and 1998, respectively.

     Accounts receivable. Accounts receivable are summarized below, in thousands:

                                              JUNE 27,    JULY 3,    JANUARY 1,
                                                1997       1998         1999
                                              --------    -------    -----------
                                                                     (UNAUDITED)
Accounts receivable.........................  $15,340     $16,780      $24,324
Less allowance for non-collection...........     (953)       (798)        (618)
                                              -------     -------      -------
                                              $14,387     $15,982      $23,706
                                              =======     =======      =======

     Inventory. The write-downs of inventory to the lower of cost or market were $800,000, $531,000 and $3,674,000 in 1996, 1997 and 1998, respectively. The write-down in fiscal 1998 was a result of consolidating Seagate Software's fulfillment warehouses and changing their strategy to have fulfillment activities handled by an outsourcing partner. As a result of this consolidation excess and obsolete components and finished goods were written down. The write-down in fiscal 1997 and 1996 related to excess and obsolete components and finished goods inventory.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Equipment and leasehold improvements. Equipment and leasehold improvements consisted of the following, in thousands:

                                            JUNE 27,    JULY 3,     JANUARY 1,
                                              1997        1998         1999
                                            --------    --------    -----------
                                                                    (UNAUDITED)
Equipment.................................  $ 24,063    $ 21,366     $ 23,636
Leasehold improvements....................     5,274       5,783        6,881
                                            --------    --------     --------
                                              29,337      27,149       30,517
Less accumulated depreciation and
  amortization............................   (12,271)    (15,811)     (19,062)
                                            --------    --------     --------
                                            $ 17,066    $ 11,338     $ 11,455
                                            ========    ========     ========

     Depreciation is recognized on the straight-line basis over the respective useful lives of the assets, ranging from two to five years for equipment and the life of the lease for building and leasehold improvements. Depreciation expense was $3,455,000, $7,393,000 and $9,111,000 in 1996, 1997 and 1998, respectively.

     Goodwill and other intangibles. Goodwill and other intangibles consisted of the following, in thousands:

                                            JUNE 27,    JULY 3,     JANUARY 1,
                                              1997        1998         1999
                                            --------    --------    -----------
                                                                    (UNAUDITED)
Goodwill..................................  $ 50,286    $ 49,039     $ 49,039
Developed technology......................    28,486      28,449       28,739
Trademarks................................     3,653       3,653        3,653
Assembled workforce.......................     4,638       2,568        2,568
Distribution network......................     2,925       2,925        2,925
Other intangibles.........................     8,604       9,743        9,743
                                            --------    --------     --------
                                              98,592      96,377       96,667
Accumulated amortization..................   (42,375)    (55,046)     (61,776)
                                            --------    --------     --------
Goodwill and other intangibles............  $ 56,217    $ 41,331     $ 34,891
                                            ========    ========     ========

     Amortization of developed technologies is included in costs of revenues. In 1996, 1997 and 1998 amortization expense for goodwill and other intangibles includes write-offs and write-downs to the estimated fair value of $2,157,000, $6,173,000 and $1,900,000, respectively. In 1997 the amortization of acquired developed technologies included in cost of revenues includes write-downs and write-offs to net realizable value of $6,918,000.

     Periodically, the Network & Storage Management Group reviews the carrying value of its intangibles other than developed technology to ascertain if there has been any impairment. In 1996, the former owner of Frye Computer Systems, Inc. (a 1995 acquisition) and its original founder, Mr. Frye, left the Network & Storage Management Group. With his departure, the Network & Storage Management Group decided to release Mr. Frye from the remaining period of his covenant not to compete and to not use the Frye name trademark in future products. As a result, the remaining carrying value of the covenant not to compete and trademark and associated goodwill totalling $2,157,000 were written off.

     The Network & Storage Management Group also periodically reviews the net realizable value of developed technology under the guidance of SFAS No. 86. The Network & Storage Management Group compares the estimated undiscounted future cash flows on a product by product basis to the unamortized cost of developed technology. Unamortized costs in excess of the estimated undiscounted cash flows are written off. The impairment write-offs for developed technology recorded in 1997 were caused by a number of factors including the Network & Storage Management Group's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. The Network & Storage Management Group is not currently generating revenue from any products for which the related developed technology has been impaired.

                       NETWORK & STORAGE MANAGEMENT GROUP

     In addition, the Network & Storage Management Group assesses the impairment of goodwill not within the scope of SFAS 121 under Accounting Principles Board Opinion No. 17, "Intangible Assets" (APB 17). During 1997, the Network & Storage Management Group wrote-off and wrote-down goodwill amounting to $6,173,000. The write-offs and write-downs related to the decision to abandon and stop selling all current and future products acquired from Frye Computer Systems, Inc., the decision to abandon and stop selling virtually all current and future products acquired in the acquisition of Palindrome Corporation, and the decision to close down and sell Calypso Software Systems, Inc.

     The Network & Storage Management Group has capitalized the assembled workforce in most of its acquisitions. When the Network & Storage Management Group reviews the carrying value of its intangibles, if there remains less than 5% of the original workforce the related intangible is deemed impaired. In 1998, the Network & Storage Management Group wrote off the workforces and associated goodwill for three previous acquisitions, Network Computing, Inc., Netlabs, Inc., and Creative Interaction Technologies, Inc. because less than 5% of the original workforce remained.

     The following table provides quantitative information about the write-offs and write-downs of goodwill and other intangibles, in thousands:

                                                 1996                    1997                    1998
                                         ---------------------   ---------------------   ---------------------
                                                                 DEVELOPED
                                         INTANGIBLE   GOODWILL   TECHNOLOGY   GOODWILL   INTANGIBLE   GOODWILL
                                         ----------   --------   ----------   --------   ----------   --------
COVENANT NOT TO COMPETE
  Frye Computer Systems, Inc. .........    $1,188       $744
TRADEMARK
  Frye Computer Systems, Inc. .........       225
DEVELOPED TECHNOLOGY
  Netlabs, Inc. .......................                            $  780
  Palindrome Corporation...............                             2,740     $ 2,930
  Calypso Software Systems, Inc. ......                             1,627       2,573
  Creative Interaction Technologies,
     Inc. .............................                             1,176
  Frye Computer Systems, Inc. .........                               463         670
  Network Computing, Inc. .............                               132
ASSEMBLED WORKFORCE
  Network Computing, Inc. .............                                                     $120       $  155
  Netlabs, Inc. .......................                                                      431        1,045
  Creative Interaction Technologies,
     Inc. .............................                                                       82           67
                                           ------       ----       ------     -------       ----       ------
          Total........................    $1,413       $744       $6,918     $ 6,173       $633       $1,267
                                           ======       ====       ======     =======       ====       ======

NEW ACCOUNTING PRONOUNCEMENTS

     The Network & Storage Management Group intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during fiscal 1999. Both standards will require additional disclosure, but will not have a material effect on the Network & Storage Management Group's financial position or results of operations. SFAS 130 establishes standards for the reporting and display of comprehensive income, including net income and items that are currently reported directly as a component of stockholders' equity such as changes in foreign currency translation adjustments and changes in the fair value of available-for-sale financial instruments. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. The Network & Storage Management Group

                       NETWORK & STORAGE MANAGEMENT GROUP
has not provided the disclosures related to SFAS 130 for the six month period ended January 1, 1999 as these amounts are immaterial.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Network & Storage Management Group has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for the Network & Storage Management Group's combined financial statements for the fiscal year ending June 30, 2000.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and will be effective for the Network & Storage Management Group's fiscal year 2000. The Network & Storage Management Group generally does not use derivative financial instruments.

BUSINESS COMBINATIONS AND ACQUISITIONS

     The Network & Storage Management Group has a history of acquisitions and during the three most recent fiscal years acquired Arcada Holdings, Inc., Calypso Software Systems, Inc., OnDemand Software, Inc. and Sytron Corporation in 1996, made no acquisitions in 1997, and acquired Eastman Software Storage Management Group, Inc. in 1998.

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of SFAS No. 2.

     Valuation of acquired intangible assets. To determine the value of developed technologies, the expected future cash flows of existing product and core technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of in-process research and development, the Network & Storage Management Group considered, among other factors, the state of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses. The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research & development projects.

     To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each

                       NETWORK & STORAGE MANAGEMENT GROUP
product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of the distribution networks and customer bases, the Network & Storage Management Group considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to the Network & Storage Management Group and risks related to the viability of and potential changes to future target markets.

     To determine the value of trademarks, the Network & Storage Management Group considered, among other factors, the assumption that in lieu of ownership of a trademark, the Network & Storage Management Group would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     To determine the value of assembled workforces, the Network & Storage Management Group considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionally.

     Acquisition of Sytron Corporation. In July 1995, Arcada Software, Inc., a majority-owned subsidiary of Arcada, acquired the assets and liabilities of Sytron Corporation, a company that developed, produced and marketed software products for data storage management. The purchase price of approximately $5,017,000 was paid in cash. Arcada accounted for the acquisition using the purchase method, and the results of operations of Sytron are only included in the Network & Storage Management Group's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....  $  848
Liabilities assumed.........................    (508)
Developed technology........................   1,487
In-process research and development.........   2,817
Goodwill....................................     373
                                              ------
                                              $5,017
                                              ======

     Acquisition of minority interest of Arcada Holdings, Inc. The combination of Seagate Software with Arcada Holdings, Inc. ("Arcada"), a company which developed, marketed and supported data protection and storage management software products that operated across multiple desktop and client/server environments, was accounted for as a pooling-of-interests and, accordingly, all prior periods presented in the accompanying combined financial statements include the accounts and operations of Arcada. Arcada's results of operations for the duplicated six months ended December 30, 1995 were as follows, in thousands:

                                       SIX MONTHS ENDED
                                       DECEMBER 30, 1995
                                       -----------------
Net revenues.........................       $37,700
Operating expenses...................        29,320
Other income.........................           588
Net loss.............................           (80)

                       NETWORK & STORAGE MANAGEMENT GROUP

     In connection with the pooling-of-interests, the Network & Storage Management Group acquired the then outstanding minority interest of Arcada. The minority interest was approximately 31% on a fully diluted basis. The acquisition of the minority interest was accounted for as a purchase and in connection with the acquisition, Seagate Technology issued 2,553,000 shares of common stock with a fair market value of approximately $52,009,000 and 1,817,000 options to purchase common stock with a fair market value of approximately $33,065,000 (aggregate fair value of $85,074,000). The value of the shares of Seagate Technology common stock issued to shareholders of Arcada was determined based on the average market price of Seagate Technology's common stock five days before and five days after October 3, 1995, the date that the terms of the acquisition were agreed to. The options were issued to employees of Arcada and Conner, Arcada's parent, in exchange for options of Arcada. The options have a term of 10 years and vest 1/16 per quarter over 4 years. The value of the options were based on the intrinsic value of the options, which approximates the fair value. The following is a summary of the purchase price allocation for the acquisition of the minority interest, in thousands:

Assembled workforce........................  $ 1,355
Distribution network.......................       94
Corporate accounts.........................      375
Strategic alliances........................    1,437
OEM agreements.............................    3,217
Value added resellers......................    2,030
Trademarks.................................    2,811
Developed technology.......................    4,623
In-process research and development........   43,949
Deferred tax liability.....................   (6,254)
Goodwill...................................   31,437
                                             -------
                                             $85,074
                                             =======

     Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Network & Storage Management Group's intentions for future use of the acquired assets, and (iii) analysis of data available concerning Arcada's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Network & Storage Management Group and Arcada operate was also considered in the valuation analysis.

     Specifically, purchased research and development ("purchased R&D") was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and Arcada management and the analysis of data provided by Arcada concerning Arcada's developmental products their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

  Discussion of in-process research & development one time write-off

Overview

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

                       NETWORK & STORAGE MANAGEMENT GROUP

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were undergoing significant re-development.

Assumptions

  Revenue

     Future revenue estimates were generated for the following product families:
(i) Desktop, (ii) NetWare, and (iii) Windows NT. Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $234 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market,
(iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new products ranged from 12 to 18 months.

  Operating expenses

     Operating expenses used in the valuation analysis of Arcada included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% (30% for Desktop, 10% for NetWare, and 5% for Windows NT). The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996, 23% for fiscal 1997, and 13% for fiscal 1998.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

                       NETWORK & STORAGE MANAGEMENT GROUP

     In addition, as of the date of acquisition, the Network & Storage Management Group management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

  Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

  Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5% respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 13% to 15% at the date of acquisition) of its parent, Seagate Technology, Inc. and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     Acquisition of OnDemand Software, Inc. In March 1996, the Network & Storage Management Group acquired all of the outstanding shares and stock options of OnDemand Software, Inc. ("OnDemand"), a company engaged in developing, producing and marketing WinINSTALL, a product which automates installation, upgrades and uninstalls of network applications throughout the enterprise. The purchase price of approximately $13,425,000 was paid in cash. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of OnDemand are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

  Current assets and other tangible
     assets................................  $   832
  Liabilities assumed......................     (227)
  Assembled workforce......................      270
  Developed technology.....................    2,000
  Covenant not to compete..................       50
  In-process research and development......    8,900
  Goodwill.................................    1,600
                                             -------
                                             $13,425
                                             =======

     OnDemand develops and markets electronic software distribution products involved in network management in the client/server environment. OnDemand's flagship product is WinINSTALL. As of the date of acquisition, OnDemand was in the process of developing the next generation of WinINSTALL Version 6.0. A significant feature of Version 6.0 (not available by any competitive product) was a rollback with clone capability, which would allow the user to selectively return a PC to a previous state upon installation failure or upon user demand. In order for WinINSTALL Version 6.0 to become a commercially viable product, OnDemand, as of the valuation date, had undergone or was in the process of undergoing significant development efforts, including (i) developing rollback facilities, including clone capability, (ii) expanding global editor to be included in the WinINSTALL registry file, (iii) improving WinINSTALL Remote to ease package generation and distribution, (iv) adding a feature that would allow optional electronic mail

                       NETWORK & STORAGE MANAGEMENT GROUP
notification on installation failure and on installation refusals due to reaching license limitations, and (v) expanding copy options and interactive install displays, adding substitution variables, and allowing version control of backup files.

     As of the date of acquisition, Company management anticipated the costs to complete WinINSTALL Version 6.0 at approximately $920,000. Since the acquisition date, the acquired in-process research and development from OnDemand has been completed and the related products have been released prior to the end of fiscal 1997.

     Acquisition of Calypso Software Systems, Inc. In May 1996, the Network & Storage Management Group acquired all of the outstanding shares of Calypso Software Systems, Inc. ("Calypso"), a company engaged in developing, producing and marketing software for managing systems and applications in complex, distributed client/server computer networks. The purchase price of approximately $13,865,000 was paid in cash. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of Calypso are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

  Current assets and other tangible
     assets................................  $ 1,209
  Liabilities assumed......................     (245)
  Assembled workforce......................      400
  Developed technology.....................    3,600
  Customer base............................      540
  In-process research and development......    5,400
  Goodwill.................................    2,961
                                             -------
                                             $13,865
                                             =======

     Calypso is a software developer in the enterprise network/system management market. Calypso provides software which is designed to enable companies to automate the management of their distributed applications. At the date of acquisition, Calypso had two main products: Maestro Vision ("Maestro") and Atrium Extendible Management System ("EMS") for Spectrum. Both existing products, as of the acquisition date, were planned to be phased out over the following 24 months. Calypso, at the acquisition date, was in the process of developing the next generation Atrium EMS product that can be sold stand-alone. Both Maestro and Atrium EMS for Spectrum were originally designed for use only on certain system platforms, Cabletron and Spectrum, respectively. However, Atrium EMS (stand-alone) would allow systems managers on any system platform to distribute software; monitor CPU, memory, and operating system administration; manage applications, file systems, and print services; and perform UNIX and NT system administration.

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C+, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium EMS (stand-alone). The estimated cost to complete, at the date of acquisition, was approximately $750,000. These in process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a change in the Company's strategic direction, in the first quarter of fiscal 1998 the Company disposed of all the developed and in process technologies originally acquired from Calypso.

     Acquisition of Eastman Software Storage Management Group, Inc. In June 1998, the Network & Storage Management Group acquired all of the outstanding capital stock of Eastman Software Storage Management Group, Inc. ("Eastman"), a company engaged in developing, producing and marketing hierarchical storage management products for the Windows NT platform. The purchase price of approxi-

                       NETWORK & STORAGE MANAGEMENT GROUP
mately $10,000,000 was paid in cash. Approximately $6,800,000 of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility, had no alternative future uses and was charged to the Network & Storage Management Group's operations in the quarter ended July 3, 1998. The Network & Storage Management Group accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in the Network & Storage Management Group's operations since the date the acquisition was completed. Pro forma financial information is not presented as such amounts are not material. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets...  $   535
Liabilities assumed........................     (508)
Assembled workforce........................      340
Developed technology.......................      500
In-process research and development........    6,800
Microsoft agreement........................    1,500
Goodwill...................................      833
                                             -------
                                             $10,000
                                             =======

OVERVIEW

     Eastman Software Storage Management Group's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, the Network & Storage Management Group will be able to convert their Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition the Network & Storage Management Group abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition the Network & Storage Management Group planned to phase out the product over the following 12 to 15 months. NSMG's purpose for the acquisition was for the next generation technologies that were underway at Eastman referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although the Network & Storage Management Group purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

ASSUMPTIONS

  Revenue

     Future revenue estimates were generated for the following technologies: (i) OPEN/stor, (ii) Sakkara, and (iii) Phoenix. Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on (i) aggregate revenue

                       NETWORK & STORAGE MANAGEMENT GROUP
growth rates for the business as a whole, (ii) individual product revenues,
(iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales, cycles, and
(vii) the estimated life of a product's underlying technology.

  Operating expenses

     Operating expenses used in the valuation analysis of Eastman included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both the Network & Storage Management Group's and Eastman's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold expressed as a percentage of revenue for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. The Network & Storage Management Group's cost of goods sold was 23% for fiscal 1996 and 23% for fiscal 1997.

     General and administrative ("G&A") expenses. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

EFFECTIVE TAX RATE

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate Software's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

DISCOUNT RATE

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate Software's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate Software's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

                       NETWORK & STORAGE MANAGEMENT GROUP

STOCK OPTION PLANS

     The Seagate Software option plan provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of Seagate Software and Seagate Technology. Seagate Software has reserved a total of 12,600,000 shares under the Plan. Options granted under Seagate Software's Plan are granted at fair market value, expire ten years from the date of the grant and vest over four years; 20% at the end of years one and two and 30% at the end of years three and four.

     The following table summarizes information about Seagate Software options outstanding as of July 3, 1998 for employees of the Network & Storage Management Group. Certain of Seagate Software's operations are shared locations involving activities that pertain to the Network & Storage Management Group as well as to other businesses of Seagate Software. Options outstanding for employees in shared locations have been allocated based on specific identification for each employee.

                         OPTIONS OUTSTANDING
                --------------------------------------   EXERCISABLE OPTIONS
                               WEIGHTED                  --------------------
                                AVERAGE       WEIGHTED               WEIGHTED
                               REMAINING      AVERAGE                AVERAGE
   EXERCISE     NUMBER OF     CONTRACTUAL     EXERCISE    NUMBER     EXERCISE
    PRICES       SHARES     LIFE (IN YEARS)    PRICE     OF SHARES    PRICE
--------------  ---------   ---------------   --------   ---------   --------
$ 4.00          1,293,677         7.9          $ 4.00     495,911     $4.00
$ 6.00          1,875,278         9.0            6.00     132,420      6.00
$ 7.50 - 11.00    879,597         9.6            8.86       4,780      8.08
$12.75          1,467,378        10.0           12.75          --        --
                ---------                                 -------
         Total  5,515,930         9.1            7.78     633,111      4.45
                =========                                 =======

     Pro forma information. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. Seagate Software and the Network & Storage Management Group have elected to follow APBO 25 in accounting for stock options granted. Under APBO 25, Seagate Software and the Network & Storage Management Group generally have not recognized compensation expense with respect to such options.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995, as if the Network & Storage Management Group had accounted for Seagate Software stock options under the fair value method of SFAS 123. The fair value of Seagate Software options granted to Network & Storage Management Group employees was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because the Seagate Software stock options granted to the Network & Storage Management Group's employees have characteristics significantly different from those of exchange-traded options (and are not fully transferable) and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its stock options granted to employees.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The fair value of Seagate Software stock options granted to the Network & Storage Management Group's employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                     SEAGATE SOFTWARE       SEAGATE TECHNOLOGY
                                                        INCENTIVE             EMPLOYEE STOCK
                                                       STOCK OPTION              PURCHASE
                                                       PLAN SHARES             PLAN SHARES
                                                   --------------------    --------------------
                                                   1996    1997    1998    1996    1997    1998
                                                   ----    ----    ----    ----    ----    ----
Expected life (in years).........................  3.65    3.65    3.67     .50     .50     .56
Risk-free interest rate..........................   5.6%    6.2%    5.7%    5.4%    5.4%    5.5%
Volatility.......................................   .55     .55     .55     .46     .46     .63

     The weighted average exercise price and weighted average fair value of Seagate Software stock options granted to Network & Storage Management Group employees in 1998 under Seagate Software's Plan were $9.04 and $4.20 per share, respectively. The weighted average purchase price and weighted average fair value of shares granted to Network & Storage Management Group employees in 1998 under Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan") were $26.99 and $12.03, respectively.

     For purposes of pro forma disclosures, the estimated fair value of options granted to the Network & Storage Management Group's employees is amortized over the options' vesting period for Seagate Software stock options and over the six-month purchase period for stock purchases under the Purchase Plan. For purposes of the determination of pro forma net loss, pro forma expense relating to stock options under FAS 123 was allocated based on Network & Storage Management Group headcount as a percentage of total Seagate Software headcount. The pro forma net loss was $94,846,000, $35,406,000 and $844,000 in 1996, 1997 and 1998, respectively. Because the Network & Storage Management Group does not have a formal capital structure, pro forma net loss per share is not presented.

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, and Seagate Software did not commence granting stock options for the purchase of Seagate Software common stock until June 1996, the pro forma effect will not be fully reflected until 2000.

INCOME TAXES

     The Network & Storage Management Group is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which the Network & Storage Management Group computes hypothetical tax returns (with certain modifications) as if the Network & Storage Management Group was not joined in consolidated or combined returns with Seagate Technology. The Network & Storage Management Group must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay the Network & Storage Management Group the amount of such refunds. At the end of fiscal 1996 and 1997, there were no intercompany tax-related balances outstanding between the Network & Storage Management Group and Seagate Technology. At the end of fiscal 1998, a $6,958,000 intercompany tax-related balance was due from the Network & Storage Management Group to Seagate Technology.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The (benefit from) provision for income taxes consisted of the following, in thousands:

                                               JUNE 28,    JUNE 27,    JULY 3,
                                                 1996        1997       1998
                                               --------    --------    -------
Current tax expense
  Federal....................................  $(6,035)    $ (2,991)   $ 8,282
  State......................................   (1,171)        (563)       908
  Foreign....................................      228          473      1,213
                                               -------     --------    -------
          Total current tax expense..........   (6,978)      (3,081)    10,403
Deferred tax expense
  Federal....................................   (1,506)      (6,330)    (3,831)
  State......................................     (280)      (1,175)      (711)
                                               -------     --------    -------
          Total deferred tax expense.........   (1,786)      (7,505)    (4,542)
                                               -------     --------    -------
(Benefit from) provision for income taxes....  $(8,764)    $(10,586)   $ 5,861
                                               =======     ========    =======

     The (benefit from) provision for income taxes has been computed on a separate return basis subject to the following modifications as required by the Tax Allocation Agreement: (i) profitable members of the consolidated return group are prohibited from applying tax net operating loss carryforwards and tax credit carryforwards to reduce their separately computed tax liabilities to the extent that current year tax losses or tax credits of other members are available to reduce a profitable member's separate tax liability; and (ii) members must reimburse other members to the extent they use another member's tax attributes to reduce their separately computed tax liabilities. Pursuant to the terms of the Tax Allocation Agreement, the tax benefits of certain of the Network & Storage Management Group's fiscal 1996 and 1997 tax losses and credits are recognized in the year such losses and credits are utilized by Seagate Technology in its tax returns.

     The pro forma information assuming a tax provision based on a separate filing basis is as follows, in thousands:

                                            YEAR ENDED
                                           JULY 3, 1998
                                           ------------
Income before provision for income
  taxes..................................     $8,717
Provision for income taxes...............      3,064
                                              ------
Net income...............................     $5,653
                                              ======

     The income tax benefits related to the exercise of employee stock options reduced amounts due to or increased amounts due from Seagate Technology pursuant to the Tax Allocation Agreement and were credited to additional paid-in capital. Such amounts approximated $1,866,000, $3,486,000 and $576,000 in 1996, 1997 and
1998, respectively.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Network & Storage Management Group's deferred tax assets and liabilities were as follows, in thousands:

                                                              JUNE 27,   JULY 3,
                                                                1997       1998
                                                              --------   --------
DEFERRED TAX ASSETS
Reserves and accruals not currently deductible..............  $  5,001   $  5,526
Depreciation................................................       819       (980)
Acquisition-related items...................................     8,445      8,534
Domestic and foreign net operating loss carryforwards.......    12,779     12,788
Tax credit carryforwards....................................     1,155      1,155
Other.......................................................     1,170      1,535
                                                              --------   --------
          Total deferred tax assets.........................    29,369     28,558
Valuation allowance.........................................   (29,369)   (28,558)
                                                              --------   --------
          Net deferred tax assets...........................        --         --
                                                              ========   ========
DEFERRED TAX LIABILITIES
Acquisition-related items...................................    (6,233)    (1,691)
                                                              --------   --------
          Total deferred tax liabilities....................    (6,233)    (1,691)
                                                              --------   --------
          Net deferred tax liabilities......................  $ (6,233)  $ (1,691)
                                                              ========   ========

     A valuation allowance has been provided for the deferred tax assets as of the end of fiscal 1997 and 1998. Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. In addition, the net operating loss and tax credit carryforwards of acquired subsidiaries are subject to further limitations on utilization due to the "change in ownership" provisions of Internal Revenue Code Section 382 and the "separate return limitation year" rules of the federal consolidated return regulations. Approximately $5,416,000 of the valuation allowance as of July 3, 1998, is attributable to deferred tax assets that when realized will reduce unamortized goodwill or other intangible assets of the acquired subsidiaries. The valuation allowance increased by $12,197,000 and $2,942,000 in 1996 and 1997, respectively and decreased by $811,000 in 1998.

     As of July 3, 1998, the Network & Storage Management Group has domestic and foreign net operating loss carryforwards of approximately $36,538,000 expiring in 2003 through 2010, if not used to offset future taxable income. In addition, the Network & Storage Management Group, as of July 3, 1998, has research and development tax credit carryforwards of approximately $1,155,000 expiring in 2005 through 2011, if not used to offset future tax liabilities.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The reconciliation between the (benefit from) provision for income taxes at the U.S. statutory rate and the effective rate is summarized as follows, in thousands:

                                                       JUNE 28,    JUNE 27,    JULY 3,
                                                         1996        1997       1998
                                                       --------    --------    -------
(Benefit) provision at U.S. statutory rate...........  $(36,176)   $(15,325)   $ 3,051
State income taxes (benefit), net....................      (761)       (563)       909
Foreign taxes in excess of the U.S. statutory rate...        18          75        153
In-process research and development..................    15,382          --         --
Goodwill and other acquisition-related items.........     2,833       4,307      2,894
Valuation allowance..................................     9,936       1,395       (811)
Other................................................         4        (475)      (335)
                                                       --------    --------    -------
                                                       $ (8,764)   $(10,586)   $ 5,861
                                                       ========    ========    =======

     Cumulative undistributed earnings of certain foreign operations of the Network & Storage Management Group, of $2,276,000 are considered to be permanently invested in non-U.S. operations. No income tax has been provided on these amounts. Additional state and federal taxes that would have to be provided if these earnings were repatriated to the U.S. cannot be determined at this time.

COMMITMENTS

     Leases. The Network & Storage Management Group leases certain property, facilities and equipment under non-cancelable lease agreements. Facility leases expire at various dates through 2008 and contain various provisions for rental adjustments. The leases require the Network & Storage Management Group to pay property taxes, insurance and normal maintenance costs. The Network & Storage Management Group also occupies certain facilities owned by Seagate Technology. Future minimum payments for operating leases were as follows at July 3, 1998, in thousands:

                                             OPERATING
                                              LEASES
                                             ---------
1999.......................................   $ 5,137
2000.......................................     4,605
2001.......................................     2,995
2002.......................................     2,603
2003.......................................     2,471
After 2003.................................    34,287
                                              -------
                                              $52,098
                                              =======

     Total rent expense for all facility and equipment operating leases was approximately $2,743,000, $4,094,000 and $4,781,000 for 1996, 1997 and 1998,
respectively.

                       NETWORK & STORAGE MANAGEMENT GROUP

LEGAL PROCEEDINGS

     The Network & Storage Management Group business is engaged in various legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Network & Storage Management Group business' financial position, liquidity or results of operations.

RESTRUCTURING COSTS

     Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of Arcada Holdings, Inc. in February 1996. As a result of the acquisition, the Network & Storage Management Group business had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation ("Palindrome") acquisition in fiscal 1995. The Network & Storage Management Group determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was approved by the Seagate Software Board of Directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, the Network & Storage Management Group's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue and net operating loss relating to products acquired from Palindrome for fiscal 1996 was $15.9 million and $2.1 million, respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Palindrome was $3.3 million and $3.7 million, respectively.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority pooling of interests by Seagate Technology.

     The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of the Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-cash charges for excess facilities and the write down of equipment. In addition, the $3.4 million included amounts related to the decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the fiscal 1996 acquisition of Calypso Software Systems, Inc. and to shut down its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to products acquired from Calypso for fiscal 1996 was $444,000 and $53,000, respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Calypso was $640,000 and $47,000, respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

                       NETWORK & STORAGE MANAGEMENT GROUP

     A summary of Network & Storage Management Group business restructuring activities is provided below (in thousands):

                           SEVERANCE                                                          CONTRACT     LEGAL AND
                          AND EMPLOYEE                                                      CANCELLATION   ACCOUNTING    OTHER
                            BENEFITS     FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES      EXPENSES
                          ------------   ----------   ---------   ---------   -----------   ------------   ----------   --------
1996 restructuring
  charges...............     $1,554        $1,571      $ 1,018      $ 300       $ 4,312         $67          $ 525       $ 155
Cash charges............       (518)           --           --         --            --          --           (568)         --
Non-cash charges........         --          (121)        (116)        --        (4,052)         --             --        (138)
                             ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances, June
  28, 1996..............      1,036         1,450          902        300           260          67            (43)         17
1997 restructuring
  charges...............        770           505          728         --         1,378          --             --         100
Cash charges............       (975)         (915)          --         --            --          --             --          --
Non-cash charges........         --           (72)         (44)        --        (1,378)         --             --          --
Adjustments and
  reclassifications.....       (351)          267         (172)      (300)         (260)        (67)            43        (117)
                             ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances, June
  27, 1997..............        480         1,235        1,414         --            --          --             --          --
Cash charges............       (373)         (519)          (9)        --            --          --             --          --
Non-cash charges........         --            --       (1,045)        --            --          --             --          --
Adjustments and
  reclassifications.....       (107)          467         (360)        --            --          --             --          --
                             ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances, July
  3, 1998...............         --         1,183           --         --            --          --             --          --
Cash charges
  (unaudited)...........         --          (251)          --         --            --          --             --          --
                             ------        ------      -------      -----       -------         ---          -----       -----
Reserve balances,
  January 1, 1999
  (unaudited)...........     $   --        $  932      $    --      $  --       $    --         $--          $  --       $  --
                             ======        ======      =======      =====       =======         ===          =====       =====


                           TOTAL
                          -------
1996 restructuring
  charges...............  $ 9,502
Cash charges............   (1,086)
Non-cash charges........   (4,427)
                          -------
Reserve balances, June
  28, 1996..............    3,989
1997 restructuring
  charges...............    3,481
Cash charges............   (1,890)
Non-cash charges........   (1,494)
Adjustments and
  reclassifications.....     (957)
                          -------
Reserve balances, June
  27, 1997..............    3,129
Cash charges............     (901)
Non-cash charges........   (1,045)
Adjustments and
  reclassifications.....       --
                          -------
Reserve balances, July
  3, 1998...............    1,183
Cash charges
  (unaudited)...........     (251)
                          -------
Reserve balances,
  January 1, 1999
  (unaudited)...........  $   932
                          =======

     The Network & Storage Management Group's remaining restructuring reserves at October 2, 1998 pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. The Network & Storage Management Group has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     The fiscal 1996 restructuring reserve of $9,502,000 was for the following specific items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kingdom and France facilities. It consists of computer equipment, furniture and fixtures and software at these facilities that will not be used after the locations are closed. All the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and OEM inventory of $80,000 that will no longer be sold.

                       NETWORK & STORAGE MANAGEMENT GROUP

     Intangibles ($4,312,000) -- This write-off consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. The Company decided to pursue the Arcada brand name and trade mark and abandon the Palindrome trademark. As a result, Network & Storage Management Group business determined that it would lay off substantially all employees (121 employees) of Palindrome located at the Naperville facility. At the time of original purchase, Network & Storage Management Group business proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting fees ($525,000) -- This $525,000 represents an estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 for obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3,481,000 that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate NSMG operations which resulted in the shutdown of the Company's facility in Cupertino, California.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This reserve is for equipment in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted of largely of computer equipment but also included amounts for furniture and fixtures and software. All the equipment provided for in this reserve has been abandoned.

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down included Net Developed Technology of $1,086,000 and Assembled Workforce of $292,000. These assets were written off based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester (Calypso) shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester (Calypso) facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

                       NETWORK & STORAGE MANAGEMENT GROUP

EXPORT SALES

     Export sales were $32,468,000, $40,748,000 and $57,752,000 in 1996, 1997 and 1998, respectively.

LEGAL PROCEEDINGS (UNAUDITED)

     On December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County against Seagate Software, Inc. claiming promissory fraud and fraudulent inducement to enter a contract, breach of a contract, constructive wrongful discharge and related claims, seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell claimant a division of the Network & Storage Management Group business. No specific damage amount has yet been claimed.

     Seagate Software believes this complaint has no merit and intends vigorously to defend this action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on Seagate Software's liquidity, financial position, or results of operations.

     In addition to the above the Network & Storage Management Group business is engaged in legal actions arising in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Network & Storage Management Group business' financial position, liquidity or results of operations.

SUBSEQUENT EVENT (UNAUDITED)

     The Network & Storage Management Group, its parent company, Seagate Software, Inc. and Seagate Software's parent company, Seagate Technology, Inc. ("STI") announced on October 5, 1998 that they had entered into an Agreement and Plan of Reorganization (the "Plan") as of such date with Veritas Holding Corporation ("New VERITAS") and Veritas Software Corporation ("VERITAS"). VERITAS provides end-to-end storage management software solutions. The Plan provides for the contribution by Seagate Software, STI and certain of their respective subsidiaries to New VERITAS of (a) the outstanding stock of the Network & Storage Management Group and certain other subsidiaries of Seagate Software and (b) those assets used primarily in the network storage management business of Seagate Software (the "NSMG Business"), in consideration for the issuance of shares of Common Stock of New VERITAS to Seagate Software and the offer by New VERITAS to grant options to purchase Common Stock of New VERITAS to certain of Seagate Software's employees who become employees of New VERITAS or its subsidiaries. As part of the Plan, New VERITAS will also assume certain liabilities of the NSMG Business. The Plan is structured to qualify as a tax-free exchange. The merger will be accounted for as a non-monetary transaction using the fair value of the assets exchanged.

     Upon consummation of the merger, New VERITAS shall issue shares of Common Stock to Seagate Software equal to approximately 40% of the fully diluted Common Stock equivalent equity interests in New VERITAS (assuming conversion of all convertible securities, including the VERITAS convertible debentures, and exercise of all assumed options and warrants) less that number of shares of New VERITAS Common Stock issuable upon exercise of New VERITAS options issued to the Network & Storage Management Group employees who surrender their outstanding options to purchase shares of Seagate Software's Common Stock. Upon consummation of the merger, the former security holders of VERITAS will be issued New VERITAS securities representing approximately 60% of the fully diluted Common Stock equivalent equity interests in New VERITAS.

     The merger is subject to a number of conditions, including but not limited to the effectiveness of a Registration Statement on Form S-4 to be filed by New VERITAS with the Securities and Exchange Commission, approval by the stockholders of VERITAS and Seagate Software, the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.

                       NETWORK & STORAGE MANAGEMENT GROUP

     The Network & Storage Management Group comprised approximately 54% of Seagate Software consolidated assets, 60% of Seagate Software consolidated revenues, and contributed $2.9 million in profit to the total consolidated net loss of $9.3 million at and for the fiscal year ended 1998 (65% of Seagate Software consolidated assets, 64% of Seagate Software consolidated revenues, and 119% of Seagate Software consolidated net income at and for the second fiscal quarter of 1999). If the exchange with VERITAS is consummated along the lines currently contemplated, it will result in a substantial reduction in ongoing Seagate Software consolidated revenues and will result in net losses in periods subsequent to the exchange resulting from the amortization of intangible assets and goodwill.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Seagate Software, Inc.

     We have audited the accompanying combined balance sheets of Network & Storage Management Group, a division of Seagate Software, Inc., as of July 3, 1998 and June 27, 1997, and the related combined statements of operations, group equity and cash flows for each of the three years in the period ended July 3, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Network & Storage Management Group at July 3, 1998 and June 27, 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with generally accepted accounting principles.

     As discussed more fully in the Summary of Significant Accounting Policies footnote, the Network & Storage Management Group has modified the methods used to assess impairment of goodwill and, accordingly, has restated the consolidated financial statements for the fiscal years ended July 3, 1998 and June 27, 1997 to reflect this change.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
September 21, 1998,
except for the second paragraph of the Summary of Significant Accounting Policies footnote, as to which the date is
April 8, 1999

                              TABLE OF APPENDICES


A    --   NSMG Combination Agreement
B    --   Opinion of Donaldson Lufkin & Jenrette
          Securities Corporation
C    --   Opinion of Morgan Stanley & Co.
          Incorporated
D    --   Form of Certificate of Incorporation of
          New VERITAS
E    --   Form of Bylaws of New VERITAS
F    --   Seagate Software Notice of Election
G    --   TeleBackup Combination Agreement
H    --   Opinion of the OpMan Group
I    --   Form of Voting, Support and Exchange
          Trust Agreement
J    --   Amended Interim Order
K    --   Amended Notice of Petition
L    --   Section 184 of the Business
          Corporations Act (Alberta)
M    --   Plan of Arrangement including
          Exchangeable Share Provisions and
          Series A Preferred Share Provisions
N    --   Approval of Management Information
          Circular/Joint Proxy
          Statement/Prospectus by TeleBackup
          Board of Directors
O    --   Arrangement Resolution
P    --   Form of Amended and Restated
          Certificate of Incorporation of VERITAS
Q    --   Form of VERITAS 1993 Equity Incentive
          Plan, as amended
R    --   Form of VERITAS 1993 Employee Stock
          Purchase Plan, as amended
S    --   Seagate Software Third Amended and
          Restated Certificate of Incorporation
T    --   Seagate Software 1996 Stock Option
          Plan, as amended
U    --   Seagate Software Annual Report on Form
          10-K/A for the fiscal year ended July
          3, 1998
V    --   Seagate Software Quarterly Reports on
          Form 10-Q/A for the quarters ended
          October 2, 1998 and January 1, 1999
W    --   Tax Opinion of Parlee McLaws and Osler,
          Hoskin and Harcourt
X    --   TeleBackup Election Form

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                          VERITAS HOLDING CORPORATION,
                             A DELAWARE CORPORATION

                         VERITAS SOFTWARE CORPORATION,
                             A DELAWARE CORPORATION

                           SEAGATE TECHNOLOGY, INC.,
                             A DELAWARE CORPORATION

                             SEAGATE SOFTWARE, INC.
                             A DELAWARE CORPORATION

                                      AND

           SEAGATE SOFTWARE NETWORK & STORAGE MANAGEMENT GROUP, INC.
                             A DELAWARE CORPORATION

                                 APRIL 15, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
 1. PLAN OF REORGANIZATION..................................    7
      1.1  The Organization of Newco and Merger Sub.........    7
      1.2  The Merger.......................................    7
      1.3  Seagate Transaction..............................    8
      1.4  Contribution and Transfer of Contributed Stock
      and Assets............................................   10
      1.5  Dissenter's Rights...............................   12
      1.6  Newco Plans......................................   12
      1.7  Registration.....................................   12
      1.8  Effects of the VERITAS Merger....................   13
      1.9  Tax Free Reorganization..........................   13
      1.10 Tax-Free Section 351 Transaction.................   13
      1.11 Hart-Scott-Rodino Filings........................   13
      1.12 Adoption of Newco Rights Agreement...............   14
      1.13 Board of Directors and Officers of Newco; Newco
           Certificate of Incorporation and Bylaws..........   14
      1.14 Registration on Form S-4.........................   15
 2. REPRESENTATIONS AND WARRANTIES OF SSI AND STI...........   15
      2.1  Organization; Good Standing; Qualification and
      Power.................................................   15
      2.2  Capital Structure................................   15
      2.3  Authority........................................   16
      2.4  SEC Documents....................................   17
      2.5  Disclosure; Information Supplied.................   19
      2.6  Compliance with Applicable Laws..................   19
      2.7  Litigation.......................................   20
      2.8  ERISA and Other Compliance.......................   21
      2.9  Absence of Certain Changes or Events.............   23
      2.10 Full Force and Effect............................   24
      2.11 Agreements.......................................   24
      2.12 No Defaults......................................   25
      2.13 Certain Agreements...............................   25
      2.14 Taxes............................................   26
      2.15 Intellectual Property............................   26
      2.16 Fees and Expenses................................   28
      2.17 Insurance........................................   28
      2.18 Ownership of Property............................   28
      2.19 Environmental Matters............................   29
      2.20 Interested Party Transactions....................   29
      2.21 Fairness Opinion.................................   29
      2.22 Title to and Condition and Sufficiency of Group
      Assets................................................   29
      2.23 No Restrictive Agreements........................   30
      2.24 Supplier and Customer Relationships..............   30
      2.25 Product and Inventory Status.....................   30

                                                              PAGE
                                                              ----
 3. REPRESENTATIONS AND WARRANTIES OF VERITAS AND NEWCO.....   31
      3.1  Organization; Good Standing; Qualification and
      Power.................................................   31
      3.2  Capital Structure................................   31
      3.3  Authority........................................   32
      3.4  SEC Documents....................................   33
      3.5  Disclosure; Information Supplied.................   34
      3.6  Compliance with Applicable Laws..................   34
      3.7  Litigation.......................................   35
      3.8  ERISA and Other Compliance.......................   35
      3.9  Absence of Certain Changes or Events.............   37
      3.10 Full Force and Effect............................   39
      3.11 Agreements.......................................   39
      3.12 No Defaults......................................   40
      3.13 Certain Agreements...............................   40
      3.14 Taxes............................................   40
      3.15 Intellectual Property............................   41
      3.16 Fees and Expenses................................   43
      3.17 Insurance........................................   43
      3.18 Ownership of Property............................   43
      3.19 Environmental Matters............................   43
      3.20 Interested Party Transactions....................   43
      3.21 Fairness Opinion.................................   44
      3.22 Title to and Condition and Sufficiency of VERITAS
      Assets................................................   44
      3.23 No Restrictive Agreements........................   44
      3.24 Supplier and Customer Relationships..............   44
      3.25 Product and Inventory Status.....................   45
      3.26 Tax Representations..............................   45
 4. STI AND SSI COVENANTS...................................   45
      4.1  Advice of Changes................................   45
      4.2  Maintenance of Business..........................   45
      4.3  Conduct of Business..............................   46
      4.4  SSI Corporate Approvals..........................   47
      4.5  Letter of SSI's Accountants......................   47
      4.6  Prospectus/Proxy Statement.......................   47
      4.7  Regulatory Approvals.............................   48
      4.8  Necessary Consents...............................   48
      4.9  Access to Information............................   48
      4.10 Satisfaction of Conditions Precedent.............   49
      4.11 No Other Negotiations............................   49
      4.12 Books and Records................................   50
      4.13 Transitional Support.............................   50
      4.14 Development Agreement and Cross-License
      Agreement.............................................   50
      4.15 Settlement of Intercompany Accounts..............   50
      4.16 Modification of Joint Contributed Agreements.....   50
      4.17 Key Employee Agreements..........................   51
      4.18 Stockholder and Registration Rights Agreement....   51
      4.19 Seagate IP Rights................................   51

                                                              PAGE
                                                              ----
      4.20 Directors' and Officers' Liability Insurance.....   51
      4.21 Closing Group Account............................   52
 5. VERITAS AND NEWCO COVENANTS.............................   52
      5.1  Advice of Changes................................   52
      5.2  Maintenance of Business..........................   52
      5.3  Conduct of Business..............................   52
      5.4  Stockholder Approval.............................   53
      5.5  Letter of VERITAS' Accountants...................   53
      5.6  Prospectus/Proxy Statement.......................   54
      5.7  State Securities Law Compliance..................   54
      5.8  Regulatory Approvals.............................   55
      5.9  Necessary Consents...............................   55
      5.10 Access to Information............................   55
      5.11 Books and Records................................   55
      5.12 Transitional Support.............................   56
      5.13 Development Agreement and Cross-License
      Agreement.............................................   56
      5.14 Satisfaction of Conditions Precedent.............   56
      5.15 Voting Agreement.................................   56
      5.16 VERITAS Employee Plans and Benefit
      Arrangements..........................................   56
      5.17 Indemnification and Insurance -- VERITAS.........   57
      5.18 Indemnification and Insurance -- Employees.......   58
      5.19 Stockholder and Registration Rights Agreement....   60
      5.20 No Other VERITAS Negotiations....................   60
 6. CLOSING MATTERS.........................................   61
      6.1  Closing..........................................   61
      6.2  Conversion of VERITAS Common Stock...............   61
      6.3  Cancellation of SSI Options and Issuance of Newco
      Options...............................................   61
 7. CONDITIONS PRECEDENT TO OBLIGATIONS OF SSI AND STI......   62
      7.1  Accuracy of Representations and Warranties.......   62
      7.2  Covenants........................................   62
      7.3  Compliance with Law..............................   62
      7.4  Consents.........................................   62
      7.5  Form S-4.........................................   62
      7.6  Opinion of VERITAS and Newco's Counsel...........   62
      7.7  VERITAS Stockholder Approval.....................   62
      7.8  No Legal Action..................................   62
      7.9  Tax Opinion......................................   63
      7.10 Election of The Contributing Companies Designees
           to the Board of Directors of Newco...............   63
      7.11 Nasdaq Listing...................................   63
      7.12 Incorporation of New Delaware Company............   63
      7.13 HSR Act..........................................   63
      7.14 No Order.........................................   63
      7.15 Ancillary Agreements.............................   63
      7.16 Stockholder Approval.............................   63
      7.17 Delivery of Newco Shares.........................   63

                                                              PAGE
                                                              ----
 8. CONDITIONS PRECEDENT TO OBLIGATIONS OF VERITAS AND
    NEWCO...................................................   64
      8.1  Accuracy of Representations and Warranties.......   64
      8.2  Covenants........................................   64
      8.3  Compliance with Law..............................   64
      8.4  Consents.........................................   64
      8.5  Form S-4.........................................   64
      8.6  Opinion of Counsel to STI and SSI................   64
      8.7  VERITAS Stockholder Approval.....................   64
      8.8  SSI Corporate Approvals..........................   64
      8.9  No Legal Action..................................   64
      8.10 Tax Opinion......................................   65
      8.11 HSR Act..........................................   65
      8.12 No Order.........................................   65
      8.13 Ancillary Agreements.............................   65
      8.14 Sufficiency of Assets............................   65
      8.15 Intellectual Property Assignments................   65
      8.16 Modification of Joint Contributed Agreements.....   65
 9. TERMINATION OF AGREEMENT................................   66
      9.1  Termination......................................   66
      9.2  Notice of Termination............................   67
      9.3  No Liability.....................................   67
      9.4  Breakup Fee......................................   67
10. SURVIVAL OF REPRESENTATIONS.............................   68
     10.1  No Survival of Representations...................   68
11. INDEMNIFICATION.........................................   68
     11.1  Indemnification by SSI and STI...................   68
     11.2  Time Limitations on Indemnification..............   69
     11.3  No Limitation on Other Rights....................   69
12. EMPLOYEE MATTERS........................................   69
     12.1  Right to Offer Employment........................   69
     12.2  Termination of Employment........................   70
     12.3  Cooperation......................................   71
     12.4  Employees Who own SSI Capital Stock..............   71
13. TAX MATTERS.............................................   71
     13.1  Transaction Taxes; Representation; Transaction
      Tax Indemnity.........................................   71
     13.2  No Limitation....................................   72
     13.3  Treatment of Indemnity Payments..................   72
     13.4  Indemnity for Taxes..............................   72
     13.5  Other Tax Matters................................   73
     13.6  Seagate Transaction Items........................   76
14. MISCELLANEOUS...........................................   77
     14.1  Governing Law....................................   77
     14.2  Assignment; Binding Upon Successors and
      Assigns...............................................   77
     14.3  Severability.....................................   78
     14.4  Counterparts.....................................   78

                                                              PAGE
                                                              ----
     14.5  Other Remedies...................................   78
     14.6  Amendment and Waivers............................   78
     14.7  Expenses.........................................   78
     14.8  Attorneys' Fees..................................   78
     14.9  Notices..........................................   79
     14.10 Construction of Agreement........................   79
     14.11 No Joint Venture.................................   79
     14.12 Further Assurances...............................   80
     14.13 Absence of Third Party Beneficiary Rights........   80
     14.14 Public Announcement..............................   80
     14.15 Certain Defined Terms............................   80
     14.16 Entire Agreement.................................   91

Exhibit A -- Certificate of Merger

Schedule 1.4(b)(i)(B) -- Liabilities of the Contributing Companies

Exhibit 1.12 -- Form of Newco Rights Agreement

Exhibit 1.13(c)A -- Form of Newco Amended and Restated Certificate of Incorporation

Exhibit 1.13(c)B -- Form of Newco Amended and Restated Bylaws

SSI Disclosure Letter

VERITAS Disclosure Letter

Exhibit 4.13 -- Term Sheet for Transition Services Agreement

Exhibit 4.14A -- Development Agreement

Exhibit 4.14B -- Cross-License Agreement

Exhibit 4.17A -- STI and SSI Key Employees

Exhibit 4.17B -- Form of Key Employee Agreement

Exhibit 4.18A -- Registration Rights Agreement

Exhibit 4.18B -- Stockholder Agreement

Exhibit 5.3(g) -- Form of Amendment to VERITAS Software Corporation Certificate
                  of Incorporation

Exhibit 5.15A -- Form of Voting Agreement

Exhibit 5.15B -- VERITAS Affiliates who Executed Voting Agreements

Exhibit 5.16A -- VERITAS Key Employees

Exhibit 14.15A -- Contributed Assets

Exhibit 14.15B -- Contributed Contracts

Exhibit 14.15C -- Contributed Subsidiaries

Exhibit 14.15D -- Group Products

Exhibit 14.15E -- Permitted Encumbrances

Exhibit 14.15F -- Exemplar of Methodology Used to Calculate VERITAS Percentage
                  Interest

Exhibit 14.15G -- VERITAS Subsidiaries

                              AMENDED AND RESTATED
                      AGREEMENT AND PLAN OF REORGANIZATION


     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION (this "AGREEMENT") hereby amends and restates, as of April 15, 1999, the Agreement and Plan of Reorganization entered into as of October 5, 1998, by and among VERITAS Software Corporation, a Delaware corporation including for all purposes VERITAS Surviving Corporation, ("VERITAS"), VERITAS Holding Corporation, a Delaware corporation ("NEWCO"), Seagate Technology, Inc., a Delaware corporation ("STI"), Seagate Software, Inc., a Delaware corporation and majority owned subsidiary of STI ("SSI") and Seagate Software Network & Storage Management Group, Inc., a Delaware corporation and wholly owned subsidiary of SSI ("NSMG"). The terms defined in Section 14.15 of this Agreement shall have the meanings therein specified in this Agreement.


                                    RECITALS

     A. The parties intend that, subject to the terms and conditions of this Agreement, (i) a new Delaware corporation referred to herein as Newco has been formed by VERITAS solely for the purpose of the transactions contemplated hereunder; (ii) a newly formed, wholly owned subsidiary of Newco ("MERGER SUB") will be merged with and into VERITAS, with VERITAS being the surviving corporation of such merger (the "MERGER"), and all outstanding VERITAS securities will be converted, on a share for share basis, into Newco securities having identical rights, preferences and privileges, with Newco assuming any and all outstanding options, warrants, convertible debentures and other rights to purchase shares of capital stock of VERITAS and obligations to issue shares of capital stock of VERITAS upon conversion of convertible debentures (with all such Newco securities issued to former VERITAS security holders initially representing the VERITAS Percentage Interest in Newco), all on the terms set out in this Agreement and in the Certificate of Merger substantially in the form of Exhibit A hereto (the "CERTIFICATE OF MERGER") and the applicable provisions of Delaware Law; and (iii) the contribution by SSI, STI and certain of their subsidiaries as herein specified to Newco, all on the terms herein specified, of all Contributed Stock of the Contributed Companies (with each of the Contributed Companies thereby becoming a wholly owned subsidiary of Newco) and the Contributed Assets in consideration for the issuance by Newco to SSI of shares of Common Stock of Newco, $0.001 par value ("NEWCO COMMON STOCK"), and the offer by Newco to grant to Employees who are holders of options in SSI at the Effective Time (herein "OPTIONEES") options to purchase Newco Common Stock ("NEWCO OPTIONS") upon cancellation of their respective options to purchase Common Stock of SSI ("NEWCO OFFER"), which Newco Common Stock issued to SSI and Newco Options will represent in the aggregate a fully diluted equity interest in Newco equal to the difference between 100% and the VERITAS Percentage Interest. The transactions described in subpart (iii) of the foregoing sentence are collectively the "SEAGATE TRANSACTION."

     B. The Newco Common Stock issued in the Merger and in the Seagate Transaction and the offer of Newco Options upon cancellation by Employees of their SSI Options in the Seagate Transaction will be registered under the Securities Act, pursuant to a Newco registration statement.

     C. For federal income tax purposes, it is intended that (i) the Merger qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code and as an exchange under the provisions of Section 351(a) of the Internal Revenue Code, and

(ii) that the Seagate Transaction, qualifies as an exchange under the provisions of Section 351(a) of the Internal Revenue Code.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

 1. Plan of Reorganization

     1.1 The Organization of Newco and Merger Sub. VERITAS has formed Newco under the laws of the State of Delaware for the purposes of the transactions contemplated by the Merger and in accordance with the terms of this Agreement. Newco currently has no outstanding securities and has conducted no business and, prior to the Effective Time, will not issue any securities, will conduct no business or operations, will have no assets and will enter into no agreements nor incur any obligations or Liabilities, except as required or contemplated by this Agreement or necessary to perform its obligations hereunder. As soon as practicable after October 5, 1998, Newco shall form the Merger Sub as a wholly-owned subsidiary, which will conduct no business prior to Closing except as expressly contemplated hereunder.

     1.2 The Merger. Subject to the terms and conditions of this Agreement, VERITAS will execute and deliver and will file with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware Law, a Certificate of Merger providing for the Merger of Merger Sub with and into VERITAS, with VERITAS being the surviving corporation upon the effectiveness of the Merger and thereby becoming a wholly-owned subsidiary of Newco, pursuant to this Agreement, the Certificate of Merger and in accordance with applicable provisions of the Delaware Law as follows:

        (a) Conversion of VERITAS Common Stock. Each share of the Common Stock of VERITAS ("VERITAS COMMON STOCK"), that is issued and outstanding immediately prior to the Effective Time will by virtue of the Merger and at the Effective Time, and without any further action on the part of VERITAS, Newco or any holder of VERITAS Common Stock, be converted into one share (the "VERITAS RATIO") of validly issued, fully paid and nonassessable Newco Common Stock.

        (b) Conversion of VERITAS Options, Warrants and other Convertible Securities.

             (i) Conversion. At the Effective Time, each of the then outstanding options to purchase shares of VERITAS Common Stock (collectively, the "VERITAS OPTIONS") (consisting of all outstanding options granted under VERITAS' or VERITAS' predecessors' option plans, including but not limited to its 1985 Stock Option Plan, 1991 Executive Stock Option Plan, 1992 Stock Plan, 1993 Equity Incentive Plan, 1993 Director Stock Option Plan and 1996 Director Option Plan (collectively the "VERITAS PLANS")), and each of the then outstanding warrants to purchase VERITAS Common Stock (the "VERITAS WARRANTS") and any individual non-Plan options, and any convertible debenture or other convertible debt instrument convertible into VERITAS Common Stock ("VERITAS DEBENTURES"), will, by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into an option, warrant, convertible debenture, or other convertible debt instrument, as the case may be, to purchase an equivalent number of shares of Newco Common Stock, at an exercise price per share equal to the per share exercise price of such VERITAS Option or VERITAS Warrant, or at a conversion price per share equal to the conversion price per share of such VERITAS Debenture, as the case may be in effect at the Effective Time, but with VERITAS remaining the co-obligor on any such convertible debenture or other convertible debt instrument. The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Internal Revenue Code, if applicable, and all other terms and conditions of the VERITAS Options and VERITAS

Warrants and VERITAS Debentures will be unchanged and all references in any option or warrant or debenture agreement governing such option or warrant or debenture to VERITAS shall be deemed to refer to Newco, where appropriate. Continuous service as an employee or consultant with VERITAS or any of the VERITAS Subsidiaries (as hereinafter defined) or VERITAS predecessors will be credited to an optionee of VERITAS for purposes of determining the number of shares of Newco Common Stock subject to exercise under a converted VERITAS Option after the Closing.

             (ii) Stock Rights. At the Effective Time, each of the then outstanding rights to purchase shares of VERITAS Common Stock (collectively, the "VERITAS STOCK PURCHASE PLAN RIGHTS"), consisting of all outstanding options to purchase shares under VERITAS' 1993 Employee Stock Purchase Plan and 1996 Employee Stock Purchase Plan (the "VERITAS STOCK PURCHASE PLAN"), will by virtue of the Merger, and without any further action on the part of any holder thereof, be assumed and converted into a right to purchase the same number of shares of Newco Common Stock on the next "purchase date" (as such term is defined in the VERITAS Stock Purchase Plan) following the Effective Time at a purchase price per share determined in accordance with the VERITAS Stock Purchase Plan.

        (c) Cancellation of VERITAS-Owned Shares. Each share of VERITAS Common Stock held in the treasury of VERITAS or any of which are owned by Newco, VERITAS, or any direct or indirect wholly-owned subsidiary of Newco or VERITAS immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

     1.3  Seagate Transaction.

        (a) Issuance of Newco Common Stock. At the Effective Time and subject to the terms and conditions of this Agreement, Newco will, in consideration for the contribution and transfer of the Contributed Stock and Assets to Newco as contemplated by this Agreement, perform the following:


             (i) First SSI Certificate. Issue to SSI 34,000,000 validly issued, fully paid and nonassessable shares of Newco Common Stock, with such number of shares to be appropriately adjusted in the event of any VERITAS stock split, stock combination, reclassification or other similar capital change, or for any decrease in the VERITAS Closing Price below $35.91, prior to such issuance (the "FIRST SSI CERTIFICATE").


             (ii) Offer of Newco Options for Canceled SSI Options. Prior to the Effective Time but contingent upon the Closing of the Seagate Transaction, Newco shall offer to issue Newco Options (each representing the right to purchase validly issued, fully paid and nonassessable Newco Common Stock) to the Optionees in consideration for cancellation of their SSI Options, which offer shall expire five business days after the Effective Time except that the offer to Optionees in the United Kingdom may remain open if required by applicable law until the date no later than the date that their SSI Options expire by their terms after such Optionees are no longer employees of STI, SSI or any of their subsidiaries, all on the terms specified in this Agreement. Five business days after the Effective Time, each of the options to purchase SSI Common Stock held by any of the Optionees who elect to cancel their SSI Options and who receive Newco Options in response to Newco's option offer made pursuant hereto (all such cancelled options referred to in this sentence above, collectively, "CANCELED SSI OPTIONS"), will be canceled, SSI will deliver to Newco a list of such Canceled SSI Options in accordance with Section 5.1 hereof, and Newco will issue to Optionees on such list Newco Options to purchase that number of shares of Newco Common Stock determined by multiplying the number of shares of SSI Common Stock subject to a Canceled SSI Option at the Effective Time by the "SSI Ratio" (as defined below) at an exercise price per share of Newco Common Stock equal to the exercise price per share of such Canceled SSI Option immediately prior to the Effective Time divided by the SSI Ratio, rounded up to the nearest cent. Notwithstanding the preceding sentence, if the Offer to Optionees in the United Kingdom closes after the 5th business day after the Effective Time then the options to purchase SSI Common Stock held by any of those United Kingdom Optionees who have elected to cancel their SSI Options and who receive Newco Options in response to Newco's option offer in the United Kingdom made pursuant hereto will be canceled upon the closing of the Newco option offer to such Optionees, SSI will deliver to Newco a list of such Canceled SSI Options in accordance with Section 5.1 hereof, and Newco will issue to such United Kingdom Optionees on such list Newco Options to purchase that number of shares of Newco common stock as determined in accordance with the preceding sentence. The "SSI RATIO" shall mean the quotient arrived at by dividing the SSI Per Share Value by the Newco Per Share Value. The "SSI PER SHARE VALUE" shall equal (A) the product obtained by multiplying (x) the number of validly issued, fully paid and nonassessable shares of Newco Common Stock which represents the SSI Percentage Interest by (y) the VERITAS Closing Price plus (B) the value of IMG (as determined by the Board of Directors of SSI upon advice of Morgan) plus (C) the proceeds to be received by SSI upon the assumed exercise of outstanding SSI Options (including the Canceled SSI Options and all other options to acquire SSI capital stock), all divided by (D) the total number of outstanding shares of common stock of SSI on a fully diluted as converted basis immediately prior to the Effective Time. Newco Per Share Value shall equal the VERITAS Closing Price. The "VERITAS CLOSING PRICE" shall mean the average closing price of one share of VERITAS Common Stock for the five
(5) most recent days that VERITAS Common Stock has traded ending on the trading day five (5) business days prior to the Effective Time, as reported by the Nasdaq Stock Market. The SSI Ratio, collectively with the VERITAS Ratio shall be referred to herein as the "RATIOS". If the foregoing calculation results in a Newco Option, which is issued for a SSI Option, being exercisable for a fraction of a share of Newco Common Stock, then the number of shares of Newco Common Stock subject to such option will be rounded down to the nearest whole number of shares, with no cash being payable for such resulting fractional share. The term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Internal Revenue Code, if applicable, and all other terms and conditions of each Newco Option shall be the same as that of the Canceled SSI Option related thereto. Continuous service as an employee or consultant with SSI, STI or any of their direct or indirect subsidiaries will be credited to each Optionee for purposes of determining the number of shares of Newco Common Stock vested and exercisable under such issued Newco Option after the Effective Time.

             (iii) Second SSI Certificate. No later than the later of the twentieth (20th) business day after the Closing and the tenth (10th) day after the expiration of the Newco Offer to the Optionees in the United Kingdom, Newco shall issue to SSI that number of validly issued, fully paid and nonassessable shares of Newco Common Stock equal to the SSI Percentage Interest minus the number of shares issued on the First SSI Certificate and minus the number of shares of Newco Common Stock issuable upon exercise of the Newco Options issued with respect to the Canceled SSI Options pursuant to Section 1.3(a)(ii). For the sole purpose of calculating the number of shares of Newco Common Stock remaining due to SSI hereunder, the number of shares issuable upon exercise of such Newco Options shall be determined in accordance with the "treasury stock" methodology as set forth in the definition of the VERITAS Percentage Interest herein if the VERITAS Percentage Interest is determined on that basis. If the treasury stock methodology is not used to determine the VERITAS Percentage Interest, then the number of shares issuable upon exercise of Newco Options issued with respect to Canceled SSI Options shall be determined in the same manner as used to determine the number of shares of Newco Common Stock issuable upon exercise of Newco Options received by VERITAS option holders in exchange for their VERITAS Options.

     1.4  Contribution and Transfer of Contributed Stock and Assets.

        (a) Contribution and Transfer. Subject to the terms and conditions of this Agreement and in consideration for the issuance by Newco of Newco Common Stock as provided above, the Contributing Companies shall at the Effective Time, for good and valuable consideration receipt and sufficiency of which is hereby acknowledged on behalf of each of the Contributing Companies, other than SSI, contribute and transfer and deliver to Newco or cause to be contributed, transferred and delivered to Newco, and at the Effective Time Newco shall accept the contribution and transfer from the Contributing Companies, all right, title and interest in and to the Contributed Stock and Assets. Specifically, SSI will transfer and contribute to Newco the Contributed Stock and the Contributing Companies will transfer and contribute to Newco the Contributed Assets. All Contributed Assets of STI shall be deemed first contributed by STI to SSI and only then by SSI to Newco. Notwithstanding the preceding, the parties hereto agree to transfer the following Contributed Assets which are located outside of the United States as follows:

             (i) With respect to Contributed Assets located in France, Japan, and Australia, such Contributed Assets shall be purchased and sold by and among the VERITAS and Seagate entities located in such countries in exchange for amounts of cash consideration, as determined by STI, equal in total to the extra amount contributed to Newco by SSI (beyond what otherwise would be contributed to Newco by the Contributing Companies and the Contributing Companies will receive no additional Newco Common Stock for the extra amount of contributed cash beyond the amounts of Newco Common Stock contemplated by this Agreement). The parties shall execute bills of sale reflecting the transfer of any such Contributed Assets which shall reflect the purchase price (contributed to Newco by SSI) and only such amount shall be reported as the purchase price for all Tax reporting purposes; no party shall have a position inconsistent therewith.

             (ii) The parties shall cooperate to facilitate the transfer of Employees with respect to facilities located in Singapore, Sweden, Malaysia, Mexico, Canada, Hong Kong and the P.R.C.

             (iii) Seagate Software Limited, a company organized under the laws of the United Kingdom, will register a branch in South Africa and the Contributed Assets and Employees located in South Africa shall be transferred to Seagate Software Limited.

        (b) Assumption and Exclusion of Liabilities.

             (i) Assumed Liabilities. As a result of the transfer to Newco of the Contributed Stock as aforesaid, Newco will as a matter of law own all of the outstanding equity capital of the Contributed Companies, which Contributed Companies in turn shall remain liable for their respective Liabilities. In addition, subject to the terms and conditions of this Agreement, Newco (or a subsidiary of Newco designated by Newco and acceptable to SSI) shall, at the Effective Time, assume, and thereafter pay, perform and discharge when due those (and only those) Liabilities of the Contributing Companies and/or their direct and indirect subsidiaries (excluding the Liabilities of the Contributed Company Group which are governed by the first sentence of this Section 1.4(b)) that are expressly listed in the following subparagraphs of this Section 1.4(b)(i) (collectively, the "ASSUMED LIABILITIES") and no other Liabilities of the Contributing Companies whatsoever:

                  (A) all Liabilities of the Contributing Companies under all Contributed Contracts;

                  (B) all Liabilities of the Contributing Companies that are included in the Closing Group Account or that are listed on Schedule 1.4(b)(i)(B) attached hereto;

                  (C) any and all Liabilities of STI, SSI, and of their respective direct and indirect subsidiaries with respect to Employees who accept an offer of employment by Newco excluding liabilities subject to indemnity under
Section 11.1(a); and

                  (D) those Tax liabilities for which Newco is responsible pursuant to Section 13, below.

             (ii) Excluded Liabilities Not Assumed. Except for the Liabilities of the Contributed Company Group (which will remain the sole responsibility of the applicable member of the Contributed Company Group) and except for the Assumed Liabilities expressly described above in Section 1.4(b), Newco shall not assume, pay, perform or discharge, or otherwise have any obligation, responsibility or liability whatsoever for, any and all Liabilities of SSI (including IMG), STI or their respective direct and indirect subsidiaries (whether now existing or hereafter arising), and said companies shall retain, and shall be solely responsible and liable for paying, performing and discharging when due, all such Liabilities (collectively, the "EXCLUDED LIABILITIES").

        (c) Asset Contribution. The Contributing Companies will take all actions and will sign and deliver any and all instruments and documents (including the Bill of Transfer) reasonably necessary or appropriate to fully effect and perfect the transfer to Newco (or if Newco so elects, any applicable Newco Subsidiary) of any and all of the Contributed Stock and Assets held by either of them and any Contributed Contracts to which they are a Party. This Section 1.4(c) shall survive Closing for two years.

        (d) Unassignable Assets. Notwithstanding any other provision of this Agreement or any of the Ancillary Agreements, to the extent that any of the Contributed Assets are not assignable or otherwise transferable by the Contributing Companies to Newco without the consent, approval or waiver of another party thereto or any third party (including any governmental agency), or if such assignment or transfer would constitute a breach thereof or of any other material contract binding upon the transferor or any of its Affiliates, or a violation of any applicable law, then neither this Agreement nor such Ancillary Agreements shall constitute an assignment or transfer (or an attempted assignment or transfer) thereof until such consent, approval or waiver of such party or parties has been duly obtained.

        With respect to each such Contributed Asset, whose assignment or transfer to Newco requires the consent, approval or waiver of another party thereto or any third party, Newco and SSI shall cooperate and use their mutual reasonable, commercial efforts to obtain such consent, approval or waiver of such other party or parties or such third party to such assignment or transfer as promptly as practicable prior to the Effective Time; and each agrees to supply relevant information to such party or parties or such third party in order to facilitate such objective. Notwithstanding the foregoing, nothing contained herein shall obligate Newco or any Contributing Company to expend or pay any amount to third parties to obtain any consents, approvals or waivers, or to make alternative arrangements available; provided that where the Contributing Companies are unable to effectively assign or otherwise transfer to Newco any Contributed Asset without constituting a breach due to such lack of third party consent, the Contributing Companies shall make available to Newco the economic benefits (such as inbound royalty payments), if any, received by the Contributing Companies from and after the Effective Time with respect to any such Contributed Asset.

        (e) No Fraudulent Conveyance. The Contributing Companies are not entering into this Agreement or any Ancillary Agreement with the intent to defraud, delay or hinder their respective creditors and the consummation of the transactions contemplated by this Agreement, and the Ancillary Agreements referenced in this Agreement will not have any such effect. The transfer of the Contributed Stock and Assets pursuant hereto will not give rise to any right of any creditor of the Contributing Companies to assert any claim whatsoever against Newco or any of the Contributed Stock and Assets in the hands of Newco or any of Newco's respective successors and assigns following the Effective Time which would have a Material Adverse Effect on Newco. SSI and its consolidated subsidiaries, taken as a group are Solvent, and will continue to be Solvent immediately following the transfer of the Contributed Stock and Assets pursuant to this Agreement. Neither SSI nor any of its consolidated subsidiaries nor any of the Contributed Stock and Assets is subject to, or the subject of, any Insolvency Proceeding or Insolvency Action. No writ of attachment, execution or similar process has been ordered, executed or filed against any of the Contributed Stock and Assets. To Seagate's Knowledge (i) there is not any reason to expect that any of the aforementioned actions, or any similar action, will take place or be taken, and (ii) there are no grounds for any of the aforementioned actions or like action. The parties agree that the securities issued by Newco to SSI and the Optionees and the other obligations on Newco's part to be performed under the terms of this Agreement and the Ancillary Agreements constitute full and fair equivalent consideration for the Contributed Stock and Assets exchanged therefor and the covenants, agreements and performances of the Contributing Companies under this Agreement and the Ancillary Agreements.

     1.5 Dissenter's Rights. It shall be the sole responsibility of SSI to disclose any dissenter's rights which SSI stockholders have with respect to the Seagate Transaction.

     1.6 Newco Plans. Newco shall assume, effective as of the Closing, the VERITAS 1993 Equity Incentive Plan, 1993 Director Stock Option Plan and 1993 Employee Stock Purchase Plan and other VERITAS plans and non-plan grants and awards, as amended through the Effective Time (collectively, the "NEWCO PLANS"). Newco shall reserve a sufficient number of shares of Newco Common Stock for issuance pursuant to the Newco Options issued pursuant to Section 1.3(a)(ii) herein.

     1.7 Registration. Newco will cause the Newco Common Stock issuable upon exercise of outstanding awards under the Newco Plans or upon exercise of the Newco Options issued to the Optionees upon cancellation of their Canceled SSI Options (collectively, the "STOCK RIGHTS") and the shares reserved for issuance pursuant to future awards under the Newco Plans to be registered on Form S-8 (the "FORM S-8") promulgated by the SEC within 10 days after the Effective Time and Newco will use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as any such Stock Rights shall remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements of
Section 16(a) of the Exchange Act (as hereinafter defined), Newco shall administer the Stock Rights (including the Newco Options issued upon any cancellation of the Canceled SSI Options) in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act.

     1.8 Effects of the VERITAS Merger. At the Effective Time: (a) the separate existence of Merger Sub will cease and Merger Sub will be merged with and into VERITAS, with VERITAS being the surviving corporation of the Merger (the "VERITAS SURVIVING CORPORATION"), pursuant to the terms of this Agreement and the Certificate of Merger; (b) the Certificate of Incorporation of the VERITAS Surviving Corporation shall be in the form attached as Exhibit A-1 to the Certificate of Merger; (c) the Bylaws of VERITAS immediately prior to the Effective Time will be the Bylaws of the VERITAS Surviving Corporation; (d) the directors and officers of VERITAS immediately prior to the Effective Time will be the directors and officers of the VERITAS Surviving Corporation; (e) each share of the Common Stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into one share of Common Stock of the VERITAS Surviving Corporation; (f) each share of VERITAS Common Stock and each VERITAS Option, VERITAS Warrant, VERITAS Debenture and VERITAS Stock Purchase Plan Right outstanding immediately prior to the Effective Time will be converted, as provided above in this Section 1; and (g) the Merger will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the Delaware Law.

     1.9 Tax Free Reorganization. The parties adopt this Agreement (to the extent it relates to the Merger) as a plan of reorganization and intend the Merger to be a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code by virtue of the provisions of Section 368(a)(2)(E) of the Internal Revenue Code. The Newco Common Stock issued in the Merger will be issued solely in exchange for the VERITAS Common Stock, and no other transaction other than the Merger represents, provides for or is intended to be an adjustment to the consideration paid for the VERITAS Common Stock. No consideration that could constitute "other property" within the meaning of
Section 356(b) of the Internal Revenue Code is being transferred by Newco for the VERITAS Common Stock in the Merger. The parties shall not take a position on any tax return inconsistent with this Section 1.9. In addition, Newco hereby represents, and will represent as of the Effective Time, that it intends to continue VERITAS' historic businesses or use a significant portion of VERITAS' business assets in a trade or business.

     1.10 Tax-Free Section 351 Transaction. The contribution and transfer of the Contributed Stock and Assets to Newco in exchange for Newco Common Stock are intended to constitute a tax-free exchange within the meaning of Section 351(a) of the Internal Revenue Code and the Newco Common Stock issued therein will be issued solely in exchange for the Contributed Stock and Assets transferred in the Seagate Transaction and no consideration that could constitute other property within the meaning of Internal Revenue Code Section 351(b) is being transferred by Newco to SSI. The parties shall not take a position on any tax return inconsistent with this Section 1.10.

     1.11 Hart-Scott-Rodino Filings. VERITAS, STI, and Newco will, and VERITAS shall use its reasonable best efforts to cause Warburg, Geoffrey Squire and Mark Leslie to, as promptly as practicable prepare and file the applicable notices and forms (if any) required to be filed by them under the HSR Act or comparable laws of non-U.S. governmental entities, and comply promptly with any appropriate requests from the Federal Trade Commission, the United States Department of Justice or any other Governmental Antitrust Authority for additional information and documentary material. The parties hereto will not take any action that will have the effect of delaying, impairing or impeding the termination of any waiting period or the receipt of any required approvals of a Government Antitrust Authority. Without limiting the generality of the parties' undertakings pursuant to this Section 1.11, the parties shall use their reasonable best efforts to prevent the entry in a judicial or administrative proceeding brought under any antitrust law by any Governmental Antitrust Authority or any other party of any permanent or preliminary injunction or other order that would make consummation of the Seagate Transaction or the Merger in accordance with the terms of this Agreement unlawful under appropriate anti-trust laws or that would prevent or delay such consummation as a consequence of such laws. Each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Department of Justice or any other Governmental Antitrust Authority regarding any of the transactions contemplated hereby. If any party or any Affiliate of such party receives a request for additional information or for documents or any material from any such Governmental Antitrust Authority with respect to the transactions contemplated hereby, then such party shall endeavor in good faith to make or cause to be made, as soon as reasonably practicable and after consultation with the other parties, an appropriate response in compliance with such request. Further, no written materials shall be submitted by any party to the Federal Trade Commission, the Department of Justice or any other Governmental Antitrust Authority in connection with HSR Act compliance or the merger control regulations of any other state or country, nor shall any oral communications be initiated with such governmental entities by any party, without prior disclosure to and coordination with the other parties and their counsel. Each party hereto will cooperate in connection with reaching any understandings, undertakings or agreements (oral or written) involving the Federal Trade Commission, the Department of Justice or any other Governmental Antitrust Authority in connection with the transactions contemplated hereby.

     1.12 Adoption of Newco Rights Agreement. Newco will prior to the Effective Time have adopted a mutually agreed Rights Agreement (the "NEWCO RIGHTS AGREEMENT") a form of which is attached hereto as Exhibit 1.12.

     1.13 Board of Directors and Officers of Newco; Newco Certificate of Incorporation and Bylaws.

        (a) Board of Directors. At the Effective Time, Newco will have a staggered Board of Directors, consisting of three classes, A, B and C, consisting of three, four and three directors, respectively, with initial terms ending at the annual meeting of Newco Stockholders held in 1999, 2000 and 2001, respectively. At the Effective Time, the directors of Newco shall consist of the current VERITAS directors plus Stephen J. Luczo and Gregory B. Kerfoot, nominees of SSI. In addition Terence R. Cunningham as an employee of Newco shall also be appointed to the Board. At the Effective Time, Mark Leslie shall be the Chairman of the Board of Newco. At the Effective Time, the Class A Directors shall consist of Gregory B. Kerfoot, Geoffrey Squire and Roel Pieper, the Class B Directors shall consist of Mark Leslie, Joseph Rizzi, William Janeway and Terence R. Cunningham and the Class C Directors shall consist of Steven Brooks, Fred van den Bosch and Stephen J. Luczo.

        (b) Officers. At the Effective Time, Mark Leslie shall be the CEO and Terence R. Cunningham shall be the President and Chief Operating Officer of Newco.

        (c) Certificate of Incorporation and Bylaws. Attached hereto as Exhibits 1.13(c)A and 1.13(c)B are the respective forms of Amended and Restated Certificate of Incorporation and Bylaws of Newco to be in effect at the Effective Time.

     1.14 Registration on Form S-4. The Newco Common Stock to be issued in the Merger to VERITAS stockholders and the Newco Common Stock to be issued in the Seagate Transaction to SSI and the issuance of Newco Options upon cancellation of Canceled SSI Options shall be registered under the Securities Act on Form S-4 (as hereinafter defined). As promptly as practicable after October 5, 1998, Newco, with the cooperation of VERITAS and SSI, shall prepare and file with the SEC a Form S-4 registration statement (the "FORM S-4"), together with the prospectus/joint proxy statement to be included therein (the "PROSPECTUS/PROXY STATEMENT") and any other documents required by the Securities Act or the Exchange Act in connection with the Merger and the Seagate Transaction. The transactions described in the Form S-4 shall be closed as promptly as practicable following the effective date of the Form S-4, subject to Sections 7 and 8 hereof.

 2. Representations and Warranties of SSI and STI

     Except as set forth in the respectively referenced provisions of the SSI Disclosure Letter delivered by SSI and STI on behalf of themselves and any other Contributing Companies (collectively, "REPRESENTING SEAGATE ENTITIES") to VERITAS concurrently herewith and certified by an officer of SSI and STI, on behalf of all of the Representing Seagate Entities, respectively, to be true, accurate and complete to the best of his/her knowledge, SSI and STI, on behalf of each and all of the Representing Seagate Entities, hereby represent and warrant to VERITAS that as of October 5, 1998:

     2.1 Organization; Good Standing; Qualification and Power. The Contributed Subsidiaries are all of the subsidiaries of the Contributed Companies or any of their direct or indirect subsidiaries. Each of the Contributed Companies and each of the Contributed Subsidiaries and each of the Contributing Companies is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite corporate power and authority to own, lease and operate any and all of the Group Assets held by such company and for the Conduct of the Group Business as now being conducted by such company, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on the Group Business. SSI has delivered to VERITAS or its counsel complete and correct copies of the charter documents of the Contributed Companies and SSI will deliver to VERITAS or its counsel prior to the Effective Time the equivalent charter documents of the Contributed Subsidiaries, in each case as amended through Closing. Except for the Contributed Subsidiaries, none of the Contributed Companies nor any of the Contributed Subsidiaries owns, directly or indirectly, any capital stock or other equity interest of any corporation or has any direct or indirect equity or ownership interest in any other business, whether organized as a corporation, partnership, joint venture or otherwise.

     2.2  Capital Structure.

        (a) Stock and Options. The authorized, issued and as of the date of September 9, 1998, the outstanding capital stock of SSI, the Contributed Companies and the Contributed Subsidiaries is set forth in Section 2.2(a) of the SSI Disclosure Letter. Except as specified in Section 2.2(a) of the SSI Disclosure Letter, no shares of the capital stock of the Contributed Companies or of any of the Contributed Subsidiaries are held by any of them in their treasury or reserved for issuance upon the exercise of options or warrants. Except as specified in Section 2.2(a) of the SSI Disclosure Schedule, all outstanding shares of the capital stock of the Contributed Companies on October 5, 1998 are set forth in Section 2.2(a) of the SSI Disclosure Letter and are validly issued, fully paid and nonassessable and free and clear of any Encumbrances and not subject to preemptive rights under any statute, pursuant to the Certificate of Incorporation or Bylaws of the Contributed Companies, or pursuant to any agreement or document to which any of them is a party or by which any of them is bound. All outstanding shares of the capital stock of each of the Contributed Subsidiaries are validly issued, fully paid and nonassessable and are owned by a Contributed Company, or one of the Contributed Subsidiaries, free and clear of any Encumbrances. SSI has provided VERITAS with a correct and complete list of each of the options to purchase SSI Common Stock ("SSI OPTIONS") as of September 9, 1998, including the name of the optionees, the plan pursuant to which such SSI Options were issued (if applicable), the number of shares covered by such SSI Options, the per share exercise price of such SSI Options, and the vesting schedule applicable to such SSI Options, including the number of shares vested as of such date. The final list of Canceled SSI Options delivered to VERITAS by SSI pursuant to Section 4.1(b) hereof will reflect but will not expressly identify any option grants, exercises or cancellations, elections to cancel and other changes to the Canceled SSI Options list occurring after October 5, 1998.

        (b) No Other Commitments. Except as set forth in Section 2.2(b) of the SSI Disclosure Letter there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which the Contributed Companies is a party or by which any of them is bound obligating them to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of their capital stock, or securities convertible into or exchangeable for shares of their capital stock, or obligating any of them to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There is no voting trust, proxy or other agreement or understanding to which STI, SSI, or any of their respective direct or indirect subsidiaries is a party with respect to the voting of the capital stock of any member of the Contributed Company Group. All shares of capital stock of any member of the Contributed Company Group are held free and clear of any Encumbrances.

        (c) Registration Rights. Neither the Contributed Companies nor the Contributing Companies is under any obligation to register under the Securities Act any of the presently outstanding securities of the Contributed Companies, any securities of the Contributed Companies that may be subsequently issued, which offering would have a Material Adverse Effect on Newco, except as disclosed in the SSI Disclosure Letter. Newco will have no obligation to assume any such outstanding registration rights obligations of the Contributed Companies or of the Contributing Companies.

        (d) No VERITAS Ownership. None of STI, SSI or any of their direct or indirect subsidiaries owns, or will own immediately prior to the Effective Time, any VERITAS Common Stock.

     2.3  Authority.

        (a) Corporate Action. Subject to approval of this Agreement and the Ancillary Agreements by SSI's stockholders, each of STI, SSI and NSMG have all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform their respective obligations hereunder and thereunder, and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. This Agreement and the Ancillary Agreements attached to this Agreement have been duly approved by the Boards of Directors of SSI, STI and NSMG and, prior to the Effective Time, will be approved by the Board of Directors of each of the other Contributing Companies. This Agreement has been and, prior to the Effective Time, the Ancillary Agreements will be, duly executed and delivered by STI, SSI and NSMG. Subject to receiving such stockholder approval, this Agreement is, or, in the case of each of the Ancillary Agreements will be, a valid and binding obligation of STI, SSI and NSMG, each enforceable against STI, SSI and NSMG in accordance with its respective terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

        (b) No Conflict. Neither the execution, delivery and performance of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby, nor compliance with the provisions hereof, will
(i) conflict with, or result in any violations of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any Encumbrance upon any of the Group Assets or Contributed Stock under, any term, condition or provision of (x) the Certificate of Incorporation or Bylaws or equivalent organizational documents of any of the Contributing Companies or the Contributed Companies or any of the Contributed Subsidiaries or (y) any of the Contributed Contracts or any other loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Contributed Companies, the Contributed Companies' Property, the Contributed Stock or the Contributed Assets, other than any such conflicts, violations, defaults, rights or Encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on the Group Business; or (ii) require the affirmative vote of the holders of greater than a majority of the issued and outstanding capital stock of any member of the Contributing Companies or any member of the Contributed Company Group.

        (c) Governmental Consents. Except (i) as set forth in Section 2.3(c) of the SSI Disclosure Letter; (ii) such filings, authorizations, orders and approvals as may be required under state takeover laws; (iii) such filings and notifications as may be necessary under the HSR Act; (iv) the filings, authorizations, orders, notifications, and approvals contemplated by this Agreement or the Ancillary Agreements; and (v) such other governmental or third party consents, filings, authorizations, orders and approvals which, if not obtained or made, would not have a Material Adverse Effect on Newco or have a material adverse effect on the ability of the Contributing Companies to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity is required to be obtained by the Contributing Companies or any member of the Contributed Company Group in connection with the execution and delivery of this Agreement or the Ancillary Agreements by SSI, STI and NSMG or the performance of the Contributing Companies and the Contributed Companies of the respective obligations herein pertaining to such company.

     2.4  SEC Documents.

        (a) SEC Reports. SSI and STI have delivered to VERITAS or its counsel correct and complete copies of the final version of each report, schedule, registration statement and definitive proxy statement filed by SSI and/or STI with the SEC on or after June 27, 1997 with respect to the Group Business or the Group Assets (the "SEAGATE SEC DOCUMENTS"), which are the material documents (other than preliminary material) that SSI and STI were required to file with the SEC on or after June 27, 1997 with respect to the Group Business or the Group Assets. As of their respective dates or, in the case of registration statements, their effective dates, and except as disclosed in the Seagate SEC Documents, none of the Seagate SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading as of such time of filing, and there is no requirement under the Securities Act or the Exchange Act, as the case may be, to have amended any such filing, except for such requirements as were fulfilled by the filing of such Seagate SEC Documents, the Seagate SEC Documents complied, when filed, in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder, and SSI and STI have filed in all material respects all documents and agreements that were required to be filed as exhibits to the Seagate SEC Documents.

        (b) SSI Financial Statements; Absence of Undisclosed Liabilities. The consolidated financial statements dated as of and for the period ending July 3, 1998 of SSI and its consolidated subsidiaries (the "SSI CONSOLIDATED FINANCIAL STATEMENTS") complied as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of SSI and its respective consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. SSI has no liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which are, individually or in the aggregate, of a nature required to be disclosed on the face of a consolidated balance sheet for SSI and its consolidated subsidiaries prepared in accordance with GAAP and which would have a Material Adverse Effect on the Group Business, except for such liabilities or obligations as (i) were accrued or provided for in the consolidated balance sheet at July 3, 1998, included in the SSI Consolidated Financial Statements as of the date thereof (the "SSI CONSOLIDATED FINANCIAL STATEMENTS BALANCE SHEET DATE") or (ii) are of a normally recurring nature and were incurred after the SSI Consolidated Financial Statements Balance Sheet Date in the ordinary course of business consistent with past practice. All liabilities and valuation accounts established and reflected in the STI/SSI Consolidated Financial Statements are, to Seagate's Knowledge, reasonably adequate. At the SSI Consolidated Financial Statements Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement No. 5 issued by the Financial Accounting Standards Board in March 1975) arising from the conduct of the business of SSI and its consolidated subsidiaries which are required to be provided for or disclosed, but are not provided for or disclosed, in the SSI Consolidated Financial Statements in accordance with Statement No. 5.

        (c) Group Financial Statements; Absence of Undisclosed
Liabilities. Attached as Schedule 2.4(c)(1) to the SSI Disclosure Letter are the audited combined financial statements of the Group Business dated as of July 3, 1998, including a combined balance sheet as of July 3, 1998 (the "1998 GROUP BALANCE SHEET") and a combined balance sheet for June 27, 1997, together with combined statements of operations, cash flows, and Group Business equity for the three years in the period ended July 3, 1998 (collectively the "GROUP FINANCIAL STATEMENTS"). The Group Financial Statements comply in all material respects with the then applicable accounting requirements and rules and regulations of the Securities and Exchange Commission with respect thereto, and present fairly, in all material respects, the combined financial position of the Group Business as of July 3, 1998 and June 27, 1997, and the combined results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with GAAP. The Contributed Company Group and the Contributing Companies (with respect to the Group Business) have no Liabilities of any nature (matured or unmatured, fixed or contingent) which (i) are related to or arose in connection with the Group Business; (ii) individually or in the aggregate, are of a nature required to be recorded on the face of or disclosed in the notes to the Group Financial Statements; and (iii) are material to the Group Business taken as a whole, except for such Liabilities as (A) were accrued, provided for or disclosed in the Group Financial Statements or (B) are of a normally recurring nature and were incurred after July 3, 1998, the date of the 1998 Group Balance Sheet (the "GROUP FINANCIAL STATEMENTS BALANCE SHEET DATE"), in the ordinary course of business consistent with past practice. All liabilities and valuation accounts established and reflected in the Group Financial Statements are, to Seagate's Knowledge, reasonably adequate. At the Group Financial Statements Balance Sheet Date, there were no material loss contingencies (as such term is defined in Statement No. 5) which are not properly provided for or disclosed in the Group Financial Statements as required by Statement No. 5.

     2.5 Disclosure; Information Supplied. No representation or warranty made by SSI or STI in this Agreement, nor any financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by them, or their respective representatives pursuant hereto or in connection with the transactions contemplated hereby, or in any Seagate SEC Document filed by them, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, taken as a whole, not misleading in light of the circumstances under which they were furnished. None of the information supplied or to be supplied by STI or SSI for inclusion or incorporation by reference in the Form S-4 and Prospectus/Proxy Statement will, at the time the information is supplied contain, after giving effect to any supplement or amendment thereto, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they are made, not materially misleading.

     2.6 Compliance with Applicable Laws. Except as disclosed in the Seagate SEC Documents filed prior to October 5, 1998, the Group Business is not being conducted in violation of any law, ordinance, regulation, rule or order of any governmental entity where such violation would have a Material Adverse Effect on the Group Business. Except as disclosed in the Seagate SEC Documents filed prior to October 5, 1998, neither SSI, STI, any Contributing NSMG Company, nor any member of the Contributed Company Group has been notified in writing by any governmental entity that any investigation or review with respect to the Contributed Companies or any of the Contributed Subsidiaries, any of the Group Assets or the Group Business is pending or threatened, nor has any governmental entity notified any of them in writing of its intention to conduct the same, which investigation or review could reasonably be expected to have a Material Adverse Effect on the Group Business. The Group Assets include all permits, licenses and franchises from governmental entities required for the Conduct of the Group Business, except for those whose absence would not have a Material Adverse Effect on the Group Business and those which would terminate as a consequence of the Seagate Transaction.

     2.7 Litigation. Except as would not reasonably be expected to have a Material Adverse Effect on the Group Business or as set forth in Section 2.7 of the SSI Disclosure Letter or as disclosed in the Seagate SEC Documents, there is no suit, action, arbitration, demand, claim or proceeding pending or, to Seagate's Knowledge, threatened against the Contributed Company Group, the Contributing Companies or the Group Assets; nor is there any judgment, decree, injunction, ruling or order of any governmental entity or arbitrator or settlement agreement outstanding against the Contributed Company Group or any of the Contributing Companies or the Group Assets. SSI has delivered or made available to VERITAS or its counsel correct and complete copies of all material correspondence prepared by its counsel for SSI auditors in connection with the last two completed audits of SSI's Financial Statements and the audit of the Group Financial Statements and any such correspondence since the date of the last such audit. No member of the Contributed Company Group and none of the Contributing Companies is a party to any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to the Group Assets, Employees, or Group Business that could reasonably be expected to have a Material Adverse Effect on the Group Business. Except for violations as would not have a Material Adverse Effect on the Group Business, none of the Contributing Companies nor any member of the Contributed Company Group is in violation of any decree, order or arbitration award that names such company, or any of such companies, as a party or that otherwise, to Seagate's Knowledge, involves such company or any of the Group Assets, or of any law, ordinance, statute, or governmental authority to which the Group Assets or the Contributed Stock are subject, including, without limitation, laws, rules and regulations relating to occupational health and safety, equal employment opportunities, fair employment practices, and sex, race, religious and age discrimination. To Seagate's Knowledge, there is no claim, action, suit, arbitration, mediation, investigation or other proceeding of any nature pending or, threatened, at law or in equity, by way of arbitration or before any court, governmental department, commission, board or agency that:
(i) may adversely affect, contest or challenge any party's authority, right or ability to perform its obligations under this Agreement or any of the Ancillary Agreements; (ii) challenges or contests the Contributing Companies' or the Contributed Companies' right, title or ownership of any of the Group Assets or the Contributed Stock or seeks to impose an Encumbrance (other than a Group Permitted Encumbrance) on, or a transfer of title or ownership of, any of the Group Assets or the Contributed Stock; (iii) asserts that any action taken by any employee, consultant or contractor of the Contributed Companies or Contributing Companies in connection with the Group Business infringes or misappropriates any Intellectual Property Rights of any third party; (iv) seeks to enjoin, prevent or hinder operation of the Group Business; (v) seeks to enjoin, prevent, or hinder the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements; (vi) would impair or have an adverse affect on Newco's right or ability to use or exploit any of the Group Assets; (vii) involves or relates to any potentially material claim against Contributing Companies or the Group Assets by any creditor thereof; or (viii) involves any claim of fraudulent conveyance or any similar claim, except in cases (ii), (iii), (iv), (vi) and (vii) where such proceeding could not reasonably be expected to have a Material Adverse Effect on Newco.

     2.8 ERISA and Other Compliance.

        (a) Section 2.8 of the SSI Disclosure Letter lists each employment, severance, compensation or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors (other than workers compensation, unemployment compensation and other government mandated programs) which both (A) is entered into, maintained or contributed to, as the case may be, by any member of the Contributed Company Group or any of the Contributing Companies, and (B) covers any Employee (collectively as the "GROUP BENEFIT ARRANGEMENTS"). Each Group Benefit Arrangement maintained by any member of the Contributed Company Group has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Group Benefit Arrangement except as would not have a Material Adverse Effect on the Group Business. Section 2.8(a) of the SSI Disclosure Letter also identifies each "employee benefit plan," as defined in
Section 3(3) of ERISA ("EMPLOYEE BENEFIT PLAN"), in which any of the Employees participate (collectively, the "GROUP EMPLOYEE PLANS"). Copies of all Group Benefit Arrangements have been made available to VERITAS or its counsel. All contributions or premiums currently due and payable with respect to any of the Group Employee Plans have been made as required under ERISA or have been accrued on the 1998 Group Balance Sheet or will be made prior to the Effective Time.

        (b) None of the Group Employee Plans maintained by any of the Contributing Companies or any member of the Contributed Company Group (i) is a multiemployer plan, within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a "MULTIEMPLOYER PLAN"), or a single employer pension plan, within the meaning of Section 4001(a)(15) of ERISA, for which Newco could incur liability under
Section 4063 or 4064 of ERISA (a "MULTIPLE EMPLOYER PLAN"), or (ii) provides or promises to provide retiree medical or life insurance benefits except in connection with (a) benefit coverage mandated by applicable law, including without limitation, coverage provided pursuant to Section 4980B of the Code; (b) death or disability benefits under any of the Group Benefit Arrangements; (c) benefits arising in connection with a separation or severance program, plan or arrangement; and (d) life insurance benefits for any employee who dies while in service with any of the Contributing Companies or any member of the Contributed Company Group. None of the Contributing Companies or any member of the Contributed Company Group has incurred or will incur prior to or as of the Effective Time any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee pension benefit plan subject to Title IV of ERISA or (ii) with withdrawal from any Multiemployer Plan or Multiple Employer Plan.

        (c) The appropriate Contributing Company or Contributed Company has timely provided, or will have provided prior to the Effective Time, to Employees entitled thereto all required notices and made coverage available pursuant to
Section 4980B of the Internal Revenue Code and the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Internal Revenue
Code). The appropriate Contributing

Company or Contributed Company will timely provide to Employees entitled thereto all required notices and make coverage available pursuant to Internal Revenue Code Section 4980B and COBRA with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Internal Revenue Code) occurring prior to and including the Effective Time. No material Tax payable on account of Section 4980B of the Internal Revenue Code has been incurred by the Contributing Companies or any of the Contributed Companies with respect to any current Employees (or their beneficiaries).

        (d) No benefit payable or which may become payable by any of the Contributed Companies or by any of the Contributing Companies with respect to any Employee shall constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Internal Revenue Code).

        (e) The Contributed Company Group and the Contributing Companies are in compliance with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours, and terms and conditions of employment (including, but not limited to, employee compensation matters) with respect in all such cases to the Employees, except where the failure to be in compliance would not have a Material Adverse Effect on Newco.

        (f) The Contributed Company Group and the Contributing Companies have, to Seagate's Knowledge, good labor relations and to Seagate's Knowledge there are no facts indicating that the consummation of the transactions contemplated hereby will have a material adverse effect on labor relations with Employees or that any of the Employees intends to leave its or their employ, where in either case the same would have a Material Adverse Effect on the Group Business.

        (g) To Seagate's Knowledge, no Employee who is a key developer of a Group Product is subject to any agreement, obligation, order or other legal hindrance that impedes or might impede such Employee from devoting his or her full business time to the affairs of Newco after the Effective Time.

        (h) The Contributed Company Group and the Contributing Companies have, to Seagate's Knowledge and with respect only to the Employees, complied with all laws, rules and regulations relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes, except where non-compliance would not have a Material Adverse Effect on the Group Business.

        (i) None of the Contributed Companies are indebted to any executive officer or director of any such Contributed Company, whether by loan, advance or otherwise, other than for salaries accrued but not yet payable and reimbursable out-of-pocket expenses incurred in the ordinary course of business consistent with past practice and not yet payable, nor, except as described in Section 2.8(i) to the SSI Disclosure Letter or except as disclosed in the 1998 Group Balance Sheet or the Seagate SEC Documents, is any officer, director, employee or shareholder so indebted to any of SSI or any of the Contributed Companies, nor does any Employee have any right to force SSI or any Contributing Company to repurchase any stock.

     2.9 Absence of Certain Changes or Events. Except as disclosed in the Seagate SEC Documents filed prior to October 5, 1998, since the Group Balance Sheet Date (i.e., July 3, 1998) there has not occurred:

        (a) any change or event which could reasonably be expected to have a Material Adverse Effect on the Group Business;

        (b) any amendments or changes in the Certificate of Incorporation or Bylaws of any member of the Contributed Company Group;

        (c) any damage, destruction or loss to or of the Group Assets not covered by insurance, which would have a Material Adverse Effect on the Group Business;

        (d) any redemption, repurchase or other acquisition of shares of any member of the Contributed Company Group, or any declaration, setting aside or payment of any dividend or other distribution by any Contributing Company or any member of the Contributed Company Group to any entity other than a member of the Contributed Company Group (whether in cash, stock or property) of the Group Assets or any proceeds generated by the conduct of the Group Business;

        (e) any material increase in or modification of the compensation or benefits payable, or to become payable, by the Contributed Companies to the Employees, except in the ordinary course of the business, consistent with past practice and except as necessary to respond to third party solicitation of Employees;

        (f) other than as required by applicable statute or governmental regulation, any material increase in or modification of any Group Benefit Arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) that will become binding upon Newco upon consummation of the transactions contemplated herein, for or with respect to any of the Employees, other than (i) in the ordinary course of the business, consistent with past practice, or to respond to third party solicitation of Employees and (ii) if occurring after October 5, 1998, which is authorized, if required, pursuant to Section 4.3 below;

        (g) any sale of a material amount of the Group Assets, or any acquisition by any member of the Contributed Company Group of a material amount of assets, other than in the ordinary course of the business, consistent with past practice;

        (h) any alteration in any term of any outstanding capital stock or rights to acquire capital stock of SSI or any member of the Contributed Company Group, including, but not limited to, acceleration of the vesting or any change in the terms of any outstanding stock options;

        (i) other than in the ordinary course of business, consistent with past practice, (A) any incurrence, assumption or guarantee by any member of the Contributed Company Group of any debt of any person, other than any member of the Contributed Company Group, for borrowed money in an amount exceeding $2,500,000 in the aggregate; (B) issuance or sale by any member of the Contributed Company Group of any securities convertible into or exchangeable for their respective debt securities; or (C) issuance or sale of options or other rights to acquire from SSI, STI, or the Contributed Company Group, directly or indirectly, debt securities of any member of the Contributed Company Group, or any securities convertible into or exchangeable for any such debt securities;

        (j) any creation or assumption by a Contributing Company or a member of the Contributed Company Group of any Encumbrance (other than Group Permitted Encumbrances) on any Group Asset in excess of $2,500,000 individually or in the aggregate, other than to refinance a liability reflected in the SSI Financial Statements or the Group Financial Statements in the ordinary course of business;

        (k) any making by any member of the Contributed Company Group of any loan, advance or capital contribution to or investment in any person other than to refinance a liability reflected in the SSI Financial Statements or the Group Financial Statements and other than (i) loans, advances or capital contributions made in the ordinary course of the business, and (ii) other loans and advances, where the aggregate amount of any such items outstanding at any time does not exceed $2,500,000;

        (l) any amendment of, relinquishment, termination or non-renewal by the Contributing Companies or the Contributed Company Group of any Contributed Contract, other than in the ordinary course of business consistent with past practice;

        (m) any transfer or grant of a right under Intellectual Property Rights included in the Group Assets, other than those transferred or granted in the ordinary course of business, consistent with past practice, except for any grant of a right to source code or grant of any exclusive rights to any Intellectual Property Rights included in the Group Assets, each of which shall be set forth in Section 2.9(m) of the SSI Disclosure Letter;

        (n) any labor dispute with, or charge of unfair labor practice by, SSI (relating to Employees) or any member of the Contributed Company Group (other than routine individual grievances), any activity or proceeding by a labor union or representative thereof to organize any Employees or, to Seagate's Knowledge, any campaign being conducted to solicit authorization from Employees to be represented by such labor union, where such dispute, practice, activity, proceeding, or campaign would have a Material Adverse Effect on the Group Business; or

        (o) any agreement by any member of the Contributed Company Group to take any of the actions described in the preceding clauses (a) through (n) (other than the transactions contemplated by this Agreement or the Ancillary Agreements); or any change to accounting methods.

     2.10 Full Force and Effect. Each of the Contributed Contracts and Group Governmental Permits is in full force and effect and is not subject to any breach or default thereunder by any Contributing Company or any member of the Contributed Company Group or, to Seagate's Knowledge, any other party thereto, except for those Contributed Contracts and Group Governmental Permits, the absence of which would not have a Material Adverse Effect on the Group Business.

     2.11 Agreements. Schedule 2.11 of the SSI Disclosure Letter lists all the contracts as of October 5, 1998 of the type described below to which any member of the Contributed Company Group is a party and which is material to the Group Business (herein, the "MATERIAL CONTRIBUTED CONTRACTS") (and copies of all such Material Contributed Contracts have been identified to and made available for review by VERITAS or its counsel):

        (a) contract with or commitment to any labor union which would have a Material Adverse Effect on the Group Business;

        (b) continuing contract for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from any member of the Contributed Company Group or any Contributing Company, the non-continuance of which would have a Material Adverse Effect on the Group Business, or in which any member of the Contributed Company Group or any Contributing Company has granted or received manufacturing rights, most favored nations pricing provisions or exclusive marketing rights relating to the Group Products, other than purchase contracts with vendors who are not the top ten (10) vendors of any member of the Contributed Company Group or of any Contributing Companies (as measured by purchases from them in the most recently ended fiscal year);

        (c) contract providing for the development of technology used or incorporated in any Group Products currently distributed in connection with the Group Business or which requires any member of the Contributed Company Group to perform specified development work for a third party, the non-continuance of which would have a Material Adverse Effect on the Group Business;

        (d) joint venture contract or agreement or other agreement which is reasonably expected to involve a sharing of profits or losses in any one year in excess of $2,500,000 individually or in the aggregate from any joint enterprise with any party (other than any member of the Contributed Company Group);

        (e) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board (other than those reflected in the SSI Financial Statements or the Group Financial Statements, or those pursuant to which payments by any member of the Contributed Company Group will not exceed $2,500,000 in the aggregate);

        (f) agreement or arrangement for the sale of any Group Assets having a value individually or in the aggregate exceeding $2,500,000 (other than those entered into in the ordinary course of business consistent with past practice);

        (g) agreement which would restrict Newco from engaging in any material aspect of the Group Business or from selling any of the material Group Products in any material geographic area (including any agreement pursuant to which any of them has granted exclusive rights in the Group Products to a third party);

        (h) Seagate IP Rights Agreement (as defined in Section 2.15 below), other than agreements entered into with customers in the ordinary course of business, and, in any event, any agreement that grants rights or access to any source code for the Seagate IP Rights required for the Conduct of the Group Business, the unavailability of which would have a Material Adverse Effect on the Group Business, excluding commercially available, non-customized software sold at retail or sold at less than $5,000 per license or per seat; or

        (i) agreement between or among STI, SSI and any member of the Contributed Company Group regarding inter-company loans, revenue or cost or Tax sharing, ownership or license of Seagate IP Rights for Group Products, or intercompany royalties or dividends.

     2.12 No Defaults. Except as disclosed in the Seagate SEC Documents filed prior to October 5, 1998, to Seagate's Knowledge, there exists no event (including closing of the transactions contemplated by this Agreement), condition or occurrence which, after notice or lapse of time, or both, would constitute a default by the Contributing Companies who are parties thereto under any Contributed Contract in any manner which would have a Material Adverse Effect on the Group Business.

     2.13 Certain Agreements. Neither the execution and delivery of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby and thereby, will, (i) result in any payment in an amount exceeding $250,000 individually or $2,500,000 in the aggregate (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due by any member of the Contributed Company Group (or by any Contributing Company, with respect to the Group Business) or to any Employee(s) under any Group Benefit Arrangement or otherwise, (ii) increase any benefits otherwise payable by Newco under any Group Benefit Arrangement by more than $250,000 individually or $2,500,000 in the aggregate, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     2.14 Taxes. The Contributed Companies and, with respect to the Group Businesses, the Contributing Companies, have filed, or caused to be filed, all Tax returns required to be filed by them and have paid, or caused to be paid, all Taxes that are shown on such Tax returns as due and payable, other than such Taxes as are being contested in good faith and for which adequate reserves have been established on the 1998 Group Balance Sheet, other than where the failure to so file, pay or withhold would not have a Material Adverse Effect on the Group Business. All Taxes required to have been paid or accrued by the Contributed Companies and, with respect to the Group Businesses, the Contributing Companies for all periods prior to the 1998 Group Balance Sheet have been fully paid (except for Taxes that are adequately provided for or reflected in the 1998 Group Balance Sheet) except where a failure to do so would not have a Material Adverse Effect on the Group Business. Since the date of the 1998 Group Balance Sheet, no material Tax liability relating to the Group Business has been assessed, or is, to Seagate's Knowledge, proposed to be assessed, incurred or accrued (other than liabilities for Taxes arising in the ordinary course of business). To Seagate's Knowledge, Seagate has not received any notification that any material issues have been raised (or are currently pending) by the Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax returns referred to in the first sentence of this Section 2.14, and no waivers of statutes of limitations have been given or requested with respect to Tax returns or Taxes related to the Group Business or SSI and its consolidated subsidiaries. No taxing authority is currently conducting an audit of any of the aforesaid Tax returns or to Seagate's Knowledge is about to conduct such an audit with respect to the Group Business. Any deficiencies asserted or assessments (including interest and penalties) made as a result of any examination by the Internal Revenue Service or by appropriate national, state or departmental authorities of the Tax returns with respect to the Group Business or the Contributed Companies have been fully paid or are adequately provided for in the 1998 Group Balance Sheet, except where a failure to do so would not have a Material Adverse Effect on the Group Business, and, to Seagate's Knowledge, no material proposed (but unassessed) additional Taxes have been asserted and no material Tax liens have been filed against the Group Business or the Contributed Companies or against any of the Group Assets other than for Taxes not yet due and payable. None of the members of the Contributed Company Group (i) has made an election to be treated as a "consenting corporation" under Section 341(f) of the Internal Revenue Code or (ii) is a "personal holding company" within the meaning of Section 542 of the Internal Revenue Code. This representation does not apply to Taxes or Tax matters relating to Taxes for which Newco and its Affiliates are entitled to indemnification under Section 13 hereof.

     2.15  Intellectual Property.

        (a) The Contributed Companies and, insofar as it relates to the Group Business, the Contributing Companies own, or have the right to use, sell or license such Intellectual Property Rights as are necessary or required for the Conduct of the Group Business (such Intellectual Property Rights being hereinafter collectively referred to as the "SEAGATE IP

RIGHTS") and such ownership or rights to use, sell or license are reasonably sufficient for the Conduct of the Group Business, except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on the Group Business.

        (b) All Seagate IP Rights are owned free and clear of any Encumbrances (other than Group Permitted Encumbrances).

        (c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any material instrument or material agreement in respect of any Seagate IP Rights licensed by or to any Contributing Company or Contributed Company (the "SEAGATE IP RIGHTS AGREEMENTS"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Seagate IP Right or materially impair the right of Newco to use, sell or license any Seagate IP Right or portion thereof (except where such breach, forfeiture, termination or impairment would not have a Material Adverse Effect on the Group Business).

        (d) There are no royalties, honoraria, fees or other payments payable by any member of the Contributed Company Group or any Contributing Company to any person by reason of the ownership, use, license, purchase, sale or disposition or acquisition of any of the Seagate IP Rights in an amount exceeding $100,000 in any one year.

        (e) To Seagate's Knowledge, no third party is infringing or misappropriating any of the Seagate IP Rights.

        (f) To Seagate's Knowledge, (i) neither the manufacture, marketing, license, sale or intended use of any Group Product violates any license or agreement relating thereto or infringes any Intellectual Property Right of any other party, (ii) there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any Seagate IP Right, and (iii) no third party has notified the Contributing Companies or the Contributed Company Group that any Seagate IP Right, or the proposed use, sale, license or disposition thereof, conflicts or will conflict with the rights of any other party, nor is there any basis therefor, except for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on the Group Business.

        (g) The Contributing Companies and the Contributed Company Group have taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material trade secrets or other confidential information constituting Seagate IP Rights. To Seagate's Knowledge, no current or prior officers, employees or consultants of the Contributing Companies or the Contributed Company Group claim an ownership interest in any Seagate IP Rights as a result of having been involved in the development of such property while so employed, or retained, or otherwise. To Seagate's Knowledge, all development employees of the Seagate IP Rights, and all other officers, employees and consultants of the Contributed Company Group have executed and delivered an agreement regarding the protection of proprietary information and the assignment to his/her employer or principal of the Seagate IP Rights arising from the services performed by such persons, except where this absence of such agreement would not have a Material Adverse Effect on the Group Business.

        (h) Section 2.15(h) of the SSI Disclosure Letter sets forth and summarizes each of the Seagate IP Rights as of October 5, 1998 the absence of which would have a Material Adverse Effect on the Group Business that a third party owns and that SSI or the Contributed Business Group uses pursuant to a license, sublicense, agreement or other permission, and describes and identifies such license, sublicense, agreement or other permission (excluding shrink wrap licenses to commercially available software sold at retail). Such license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms to Newco's benefit immediately following the Effective Time, except where it would not have a Material Adverse Effect on Newco, and such license, sublicense, agreement or permission does not restrict the ability to market any material Group Product in any material jurisdiction or with respect to any material market or industry, and neither SSI nor the Contributed Company Group is in breach or default of any such license, sublicense, agreement or permission in a manner which would have a Material Adverse Effect on the Group Business. No person other than the Contributing Companies holds any license or other right to manufacture, modify, or create derivative works of any of the Group Products, other than OEM agreements that would not have a Material Adverse Effect on the Group Business. No person (other than Newco) will be or become entitled to receive a copy of source code of any software included among the Group Assets as a result of this Agreement, any Ancillary Agreement or any other agreement or transaction contemplated by this Agreement. To Seagate's Knowledge, no person holds or has been granted access to any copy of source code of any software included among the Group Assets unless such person has agreed in writing (i) to hold such source code in confidence and take reasonable steps to preserve the secrecy of such source code, and (ii) not to use such source code for any purpose except (A) to support such person's internal use of such source code or (B) to modify such source code solely for the purpose of internally using such modifications. None of SSI or the Contributed Companies have knowingly taken or knowingly failed to take any action that, directly or indirectly, has caused any Intellectual Property Rights in source code of material Group Products to enter the public domain, such as would have a Material Adverse Effect on the Group Business.

     2.16 Fees and Expenses. Except for the fees and expenses set forth in SSI's engagement letter with Morgan, a copy of which has been provided to VERITAS (the "MORGAN STANLEY ENGAGEMENT LETTER"), no member of the Contributed Company Group and none of the Contributing Companies has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

     2.17 Insurance. The members of the Contributed Company Group maintain fire and casualty, general liability, business interruption, directors and officers, product liability and sprinkler and water damage insurance that they believe to be reasonably prudent for their respective businesses.

     2.18 Ownership of Property. Except for Group Permitted Encumbrances, the Contributed Company Group and the Contributing Companies own, or at the Effective Time will own, the Contributed Company Assets, free and clear of all Encumbrances. All real and personal property included in the Group Assets is operational and suitable for its intended use, subject to ordinary wear and tear. To Seagate's Knowledge, no member of the Contributed Company Group is in violation in any material respect with any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of its respective owned or leased properties (the violation of which would have a Material Adverse Effect on the Group Business ).

     2.19  Environmental Matters.

        (a) During the period that the Contributed Companies and the Contributing Companies (with respect to the Group Assets or any real estate leased thereunder) have leased or owned their respective properties or owned or operated their respective facilities, there have been, to Seagate's Knowledge, no disposals, releases or threatened releases of Hazardous Materials on, from, under or about such properties or facilities which would cause a Material Adverse Effect on Newco. To Seagate's Knowledge there is no presence, disposals, releases or threatened releases of Hazardous Materials on, from, under or about any of such properties or facilities, which may have occurred prior to said Member of the Contributed Company Group or the Contributing Companies (with respect to the Group Assets or any real estate leased thereunder) having taken possession of any of such properties or facilities, where such Hazardous Materials would cause a Material Adverse Effect on Newco.

        (b) None of the properties or facilities which are Group Assets is or has been the subject of an Environmental Violation, which would cause a Material Adverse Effect on Newco. During the time that a Member of the Contributed Company Group or the Contributing Companies (with respect to the Group Assets or any real estate leased thereunder) owned or leased its respective properties and facilities, none of said companies and, to Seagate's Knowledge, no third party, used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials (except those Hazardous Materials associated with general office use or janitorial supplies) in a manner which would result in a Material Adverse Effect on Newco.

        (c) During the time that any member of the Contributed Company Group and the Contributing Companies (with respect to the Group Assets or any real estate leased thereunder) owned or leased its respective properties and facilities, to Seagate's Knowledge, there has been no litigation brought or threatened against any such Company, or any settlement reached by any such Company with, any party or parties concerning the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such properties or facilities or relating to any alleged Environmental Violation, except for litigation or settlement which would not have a Material Adverse Effect on Newco.

     2.20 Interested Party Transactions. Except as disclosed in the Seagate SEC Documents filed prior to October 5, 1998, no officer or director of a Contributing Company, or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of a Contributing Company has, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Contributed Company Group in connection with the Group Business, any goods, property, technology or intellectual or other property rights or services; or
(ii) any Contributed Contract; which, in the case of either subpart (i) or (ii) would have a Material Adverse Effect on the Group Business.

     2.21 Fairness Opinion. SSI's Board of Directors has received an opinion dated as of October 5, 1998 from Morgan to the effect that, as of October 5, 1998, the terms of the transactions contemplated by this Agreement and the Ancillary Agreements are fair to SSI from a financial point of view.

     2.22 Title to and Condition and Sufficiency of Group Assets. A member of the Contributed Company Group and/or a Contributing Company owns or at the Closing will own the Group Assets and have good and marketable title thereto, free and clear of all Encumbrances whatsoever, other than the Group Permitted Encumbrances. The Group Assets transferred to Newco constitute all assets, properties, rights, contracts and Intellectual Property Rights that are necessary or required for the Conduct of the Group Business, without (i) the need to purchase, license or acquire any other material asset or property; (ii) violating any contractual rights of any third party; or (iii) infringing, misappropriating or misusing any software or Intellectual Property Rights of any third party, except for such assets, properties, rights, contracts, software and Intellectual Property Rights, the absence of which would not have a Material Adverse Effect on the Group Business. Title to all Group Assets is freely transferable to and, with respect to the Contributed Assets and Stock, will be transferred to Newco free and clear of all Encumbrances, other than Group Permitted Encumbrances. Such transfer of the Contributed Assets and Stock can occur without obtaining the consent or approval of any person, except where the failure to transfer the Group Asset would not have a Material Adverse Effect on Newco. To the extent that VERITAS is assuming obligations that have an associated deferred revenue on the Closing Group Account, the cash associated with such deferred revenue shall be transferred to Newco. At the Closing, the Contributing Companies will contribute, transfer and deliver to Newco all right, title and interest in and to all Contributed Assets and Stock, free and clear of all Encumbrances, other than Group Permitted Encumbrances. The Group Products includes all software under development by the Group Business.

     2.23 No Restrictive Agreements. Other than this Agreement and the Ancillary Agreements, neither any Member of the Contributed Company Group nor SSI nor any of the Group Assets is bound, or materially and adversely affected by, any judgment, injunction, order, decree, contract, covenant or agreement (noncompete or otherwise) that restricts or prohibits (or purports to restrict or prohibit) the Conduct of the Group Business or from competing for the sale of the Group Products anywhere in the world (including without limitation any contracts, covenants or agreements restricting the geographic area in which the Group Business may sell, license, market, distribute or support any Group Products) or restricting the markets, customers or industries that Newco may address after the Closing in the Conduct of the Group Business (collectively, "GROUP RESTRICTIVE AGREEMENTS"), in a manner, in any of the foregoing cases, which will have a Material Adverse Effect on Newco.

     2.24 Supplier and Customer Relationships. To Seagate's Knowledge, (i) the Contributed Company Group has good commercial working relationships with the customers for the Group Business, and (ii) since January 1, 1998, no customer of, or supplier to the Group Business has canceled or otherwise terminated any material relationship concerning the Group Business with the Contributed Company Group or SSI (with respect to the Group), or materially decreased or limited its purchases or provision of materials supplied to the Group Business or under any Material Contributed Contract from the corresponding period in 1997, where any of the foregoing actions would cause a Material Adverse Effect on the Group Business, and to Seagate's Knowledge, no customer or supplier has threatened to take any such action.

     2.25  Product and Inventory Status.

        (a) Product Quality, Warranty Claims. All Group Products manufactured, sold, licensed, leased or delivered in connection with the Group Business conform in all material respects to applicable contractual commitments, express and implied warranties, and, to Seagate's Knowledge, there is no material Liability (nor any basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand giving rise to any material Liability) for replacement or repair thereof or other damages in connection therewith, except for such conformance as would not have a Material Adverse Effect on Newco.

        (b) Inventory. To Seagate's Knowledge, its inventories recorded on the 1998 Group Balance Sheet consist primarily of materials used in software products, related supplies and packaging materials, all of which are merchantable, fit for the purpose for which they were procured or manufactured, and are in a condition and quantity usable in the ordinary course of business and to Seagate's Knowledge, none of these inventories are obsolete, damaged or defective, except in each case where the failure of these inventories to be so would not have a Material Adverse Effect on Newco or where a sufficient provision with respect to the possibility of such failure is included in the 1998 Group Balance Sheet.

 3. Representations and Warranties of VERITAS and NEWCO

     Except as set forth in the respectively referenced provisions of the VERITAS Disclosure Letter, delivered by VERITAS on behalf of VERITAS and each VERITAS Subsidiary (collectively, the "VERITAS GROUP"), to SSI and STI concurrently herewith and certified by an officer of VERITAS, on behalf of the VERITAS Group, respectively, to be true, accurate and complete to the best of his knowledge (the "VERITAS DISCLOSURE LETTER"), VERITAS, on behalf of the VERITAS Group, hereby represents and warrants to SSI and STI that as of October 5, 1998:

     3.1 Organization; Good Standing; Qualification and Power. The VERITAS Subsidiaries are all of the subsidiaries of VERITAS or any of its direct or indirect subsidiaries. VERITAS and each of the VERITAS Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, has all requisite corporate power and authority to own, lease and operate any and all of the VERITAS Assets held by such company and for the Conduct of the VERITAS Business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on VERITAS. VERITAS has delivered to SSI or its counsel complete and correct copies of the Certificate of Incorporation and Bylaws of VERITAS as amended prior to September 30, 1998 and will deliver to SSI or its counsel prior to the Effective Time the equivalent charter documents of VERITAS and each of its Subsidiaries as amended to the Closing. Except for the VERITAS Subsidiaries, neither VERITAS nor any of the VERITAS Subsidiaries owns, directly or indirectly, any capital stock or other equity interest of any corporation or has any direct or indirect equity or ownership interest in any other business, whether organized as a corporation, partnership, joint venture or otherwise.

     3.2  Capital Structure.

        (a) Stock and Options. The authorized and issued and as of the date of September 30, 1998 the outstanding capital stock of VERITAS, the VERITAS Subsidiaries and Newco is set forth in Section 3.2(a) of the VERITAS Disclosure Letter. Except as specified in Section 3.2(a) of the VERITAS Disclosure Letter, no shares of the capital stock of VERITAS or of any of the VERITAS Subsidiaries are held by any of them in their treasury or reserved for issuance upon the exercise of options or warrants. All outstanding shares of the capital stock of VERITAS on September 30, 1998 are set forth in Section 3.2(a) of the VERITAS Disclosure Letter and are validly issued, fully paid and nonassessable free and clear of any Encumbrances and not subject to preemptive rights pursuant to any statute, pursuant to the Certificate of Incorporation or Bylaws of VERITAS, or pursuant to any agreement or document to which any of them is a party or by which any of them is bound. All outstanding shares of the capital stock of each of the VERITAS Subsidiaries are validly issued, fully paid and nonassessable and are owned by VERITAS, or one of the VERITAS Subsidiaries, free and clear of any Encumbrances. Section 3.2(a) of the VERITAS Disclosure Letter contains a correct and complete list of each of the VERITAS Options, VERITAS Warrants and VERITAS Debentures as of September 30, 1998, including the name of the holders of such VERITAS Options and VERITAS Warrants, the plan pursuant to which such VERITAS Options were issued (if applicable), the number of shares covered by such VERITAS Options, VERITAS Warrants and VERITAS Debentures (or into which it is convertible), the per share exercise price of such VERITAS Options, VERITAS Warrants and VERITAS Debentures, and the vesting schedule applicable to such VERITAS Options, including the number of shares vested as of September 30, 1998.

        (b) No Other Commitments. Except as set forth in Section 3.2(b) of the VERITAS Disclosure Letter, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which VERITAS or any of its respective direct and indirect subsidiaries, is a party or by which any of them is bound obligating them to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of their capital stock, or securities convertible into or exchangeable for shares of their capital stock, or obligating any of them to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There is no voting trust, proxy or other agreement or understanding to which VERITAS or any of its respective direct or indirect subsidiaries is a party with respect to the voting of the capital stock of any member of the VERITAS Group. All shares of capital stock of any member of the VERITAS Group are held free and clear of any Encumbrances.

        (c) Registration Rights. Neither VERITAS nor any of their respective subsidiaries is under any obligation to register under the Securities Act any of its presently outstanding securities or any securities that may be subsequently issued which offering would have a Material Adverse Effect on Newco, except as disclosed in the VERITAS Disclosure Letter.

     3.3  Authority.

        (a) Corporate Action. Subject to approval of this Agreement and the Ancillary Agreements by the stockholders of VERITAS, VERITAS has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements. This Agreement and the Ancillary Agreements attached to this Agreement have been duly approved by the Boards of Directors of Newco and VERITAS. This Agreement and the Voting Agreements have been, and prior to the Effective Time, the other Ancillary Agreements will be, duly executed and delivered by Newco and VERITAS. Subject to receiving such stockholder approval, this Agreement and the Voting Agreements are, and at the Closing the other Ancillary Agreements will be, valid and binding obligations of Newco and VERITAS, enforceable against Newco and VERITAS in accordance with their respective terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity.

        (b) No Conflict. Neither the execution, delivery and performance of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby nor compliance with the provisions hereof will
(i) conflict with, or result in any violations of, or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any Encumbrance upon the any of the VERITAS Assets under, any term, condition or provision of (x) the Certificate of Incorporation or Bylaws of VERITAS or the equivalent organizational documents of any of the VERITAS Subsidiaries or (y) any loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to VERITAS, VERITAS' property or the VERITAS Assets, other than any such conflicts, violations, defaults, rights or Encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on VERITAS; or (ii) require the affirmative vote of the holders of greater than a majority of the issued and outstanding capital stock of VERITAS.

        (c) Governmental Consents. Except (i) as set forth in Section 3.3(c) of the VERITAS Disclosure Letter; (ii) such filings, authorizations, orders and approvals as may be required under state takeover laws; (iii) such filings and notifications as may be necessary under the HSR Act; (iv) the filings, authorizations, orders, notifications, and approvals contemplated by this Agreement or the Ancillary Agreements; and (v) such other governmental or third party consents, filings, authorizations, orders and approvals which, if not obtained or made, would not have a Material Adverse Effect on Newco or have a material adverse effect on the ability of VERITAS to consummate the transactions contemplated by this Agreement or the Ancillary Agreements, no consent, approval, order or authorization of, or registration, declaration or filing with, any governmental entity is required to be obtained by the VERITAS Group in connection with the execution and delivery of this Agreement or the Ancillary Agreements by VERITAS, Newco, and the Merger Sub or the performance by them of their respective obligations hereunder or thereunder.

     3.4  SEC Documents.

        (a) SEC Reports. VERITAS has delivered to SSI or its counsel correct and complete copies of the final version of each report, schedule, registration statement and definitive proxy statement filed by VERITAS with the SEC on or after June 27, 1997 (the "VERITAS SEC DOCUMENTS"), which are the material documents (other than preliminary material) that VERITAS was required to file with the SEC on or after June 27, 1997 with respect, in whole or in part, to VERITAS or the VERITAS Assets. As of their respective dates or, in the case of registration statements, their effective dates and except as disclosed in the VERITAS SEC Documents, none of the VERITAS SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and there is no requirement under the Securities Act or the Exchange Act, as the case may be, to have amended any such filing. The VERITAS SEC Documents complied, when filed, in all material respects with the then applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated by the SEC thereunder. VERITAS has filed all documents and agreements that were required to be filed as exhibits to the VERITAS SEC Documents.

        (b) VERITAS Financial Statements; Absence of Undisclosed
Liabilities. The audited consolidated financial statements, dated as of and for the period ended, December 31, 1997, and the unaudited consolidated financial statements, dated as of and for the period ending June 30, 1998, of VERITAS and its consolidated subsidiaries ("VERITAS FINANCIAL STATEMENTS") complied as to form in all material respects with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may have been indicated in the notes thereto) and fairly present (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the consolidated financial position of the VERITAS Group as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. VERITAS has no liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which are, individually or in the aggregate, of a nature required to be disclosed on the face of a consolidated balance sheet for VERITAS and its consolidated subsidiaries prepared in accordance with GAAP and which are material to the VERITAS Business, except for such liabilities or obligations as
(i) were accrued or were provided for in the consolidated balance sheet dated June 30, 1998, included in the VERITAS Financial Statements as of the date thereof (the "VERITAS FINANCIAL STATEMENTS BALANCE SHEET DATE") or (ii) are of a normally recurring nature and were incurred after the VERITAS Financial Statements Balance Sheet Date in the ordinary course of business consistent with past practice. All liabilities and valuation accounts established and reflected in the VERITAS Financial Statements are to VERITAS' Knowledge reasonably adequate. At the VERITAS Financial Statements Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement No. 5) which are not adequately provided for in the VERITAS Financial Statements as required by Statement No. 5.

     3.5 Disclosure; Information Supplied. No representation or warranty made by VERITAS in this Agreement, nor any financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by VERITAS or their respective representatives pursuant hereto or in connection with the transactions contemplated hereby, or in any VERITAS SEC Document filed by it, when taken together, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein, taken as a whole not misleading in light of the circumstances under which they were furnished. None of the information supplied or to be supplied by VERITAS for inclusion or incorporation by reference in the Form S-4 and Prospectus/Proxy Statement will, at the time the information is supplied contain, after giving effect to any supplement or amendment thereto, no untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not materially misleading. The Prospectus/Proxy Statement will in all material respects comply as to form with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

     3.6 Compliance with Applicable Laws. Except as disclosed in the VERITAS SEC Documents filed prior to October 5, 1998, the VERITAS Business is not being conducted in violation of any law, ordinance, regulation, rule or order of any governmental entity where such violation would have a Material Adverse Effect on VERITAS. Except as disclosed in the VERITAS SEC Documents filed prior to October 5, 1998, VERITAS has not been notified in writing by any governmental entity that any investigation or review with respect to VERITAS or any of the VERITAS Subsidiaries, any of the VERITAS

Assets or the VERITAS Business is pending or threatened, nor has any governmental entity notified any of them in writing of its intention to conduct the same, which investigation or review could reasonably be expected to have a Material Adverse Effect on VERITAS. The members of the VERITAS Group have all material permits, licenses and franchises from governmental entities required for the Conduct of the VERITAS Business, except for those whose absence would not have a Material Adverse Effect on VERITAS.

     3.7 Litigation. Except as disclosed in the VERITAS SEC Documents filed prior to October 5, 1998, or as would not reasonably be expected to have a Material Adverse Effect on VERITAS, there is no suit, action, arbitration, demand, claim or proceeding pending or, to VERITAS' Knowledge, threatened against VERITAS or the VERITAS Assets; nor is there any judgment, decree, injunction, ruling or order of any governmental entity or arbitrator or settlement agreement outstanding against VERITAS or any of the VERITAS Assets. VERITAS has delivered or made available to SSI or its counsel correct and complete copies of all material correspondence prepared by its counsel for VERITAS' auditors in connection with the last two completed audits of VERITAS' financial statements and any such correspondence since the date of the last such audit. No member of the VERITAS Group is a party to any decree, order or arbitration award (or agreement entered into in any administrative, judicial or arbitration proceeding with any governmental authority) with respect to the VERITAS Assets, VERITAS Employees, or the VERITAS Business that could reasonably be expected to have a Material Adverse Effect on VERITAS. Except for violations as would not have a Material Adverse Effect on VERITAS, none of the members of the VERITAS Group is in violation of any decree, order or arbitration award that names such company, or any of such companies, as a party or that otherwise, to VERITAS' Knowledge, involves such company or any of such company's assets, or of any law, ordinance, statute, or governmental authority to which the VERITAS Assets are subject, including, without limitation, laws, rules and regulations relating to occupational health and safety, equal employment opportunities, fair employment practices, and sex, race, religious and age discrimination. There is no claim, action, suit, arbitration, mediation, investigation or other proceeding of any nature pending or, to VERITAS' Knowledge, threatened, at law or in equity, by way of arbitration or before any court, governmental department, commission, board or agency that: (i) may adversely affect, contest or challenge any party's authority, right or ability to perform its obligations under this Agreement or any of the Ancillary Agreements; (ii) challenges or contests VERITAS' right, title or ownership of any of the VERITAS Assets or seeks to impose an Encumbrance (other than a VERITAS Permitted Encumbrance) on, or a transfer of title or ownership of, any of the VERITAS Assets; (iii) asserts that any action taken by any employee, consultant or contractor of VERITAS in connection with the Group Business infringes or misappropriates any Intellectual Property Rights of any third party; (iv) seeks to enjoin, prevent or hinder operation of the VERITAS Business or the consummation of any of the transactions contemplated by this Agreement or any of the Ancillary Agreements; (v) would impair or have an adverse affect on Newco's right or ability to use or exploit any of the VERITAS Assets; or (vi) involves or relates to any potentially material claim against VERITAS by any creditor of VERITAS or involves any claim of fraudulent conveyance or any similar claim, except in cases (ii), (iii) and
(v) where such proceeding could not reasonably be expected to have a Material Adverse Effect on Newco.

     3.8  ERISA and Other Compliance.

        (a) Section 3.8(a) of the VERITAS Disclosure Letter lists each employment, severance, compensation or other similar contract, arrangement or policy and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements), workers' benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors (other than workers compensation, unemployment compensation and other government mandated programs) which both (A) is entered into, maintained or contributed to, as the case may be, by any member of the VERITAS, and (B) covers any employee or former employee of the VERITAS Business (collectively, the "VERITAS BENEFIT ARRANGEMENTS"). Each VERITAS Benefit Arrangement maintained by VERITAS or any VERITAS Subsidiary has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such VERITAS Benefit Arrangement except as would not have a Material Adverse Effect on VERITAS. Section 3.8(a) of the VERITAS Disclosure Letter also identifies each Employee Benefit Plan in which any of the employees participate (collectively, the "VERITAS EMPLOYEE PLANS"). Copies of all VERITAS Benefit Arrangements have been made available to SSI or its counsel. All contributions or premiums currently due and payable with respect to any of the VERITAS Employee Plans have been made as required under ERISA or have been accrued on the VERITAS Financial Statements as of the VERITAS Financial Statements Balance Sheet Date, or will be made prior to the Effective Time.

        (b) None of the VERITAS Employee Plans maintained by any member of the VERITAS Group (i) is a Multiemployer Plan, or a Multiple Employer Plan, for which Newco could incur liability under Section 4063 or 4064 of ERISA, or (ii) provides or promises to provide retiree medical or life insurance benefits except in connection with (a) benefit coverage mandated by applicable law, including without limitation, coverage provided pursuant to Section 4980B of the Code; (b) death or disability benefits under any of the VERITAS Benefit Arrangements; (c) benefits arising in connection with a separation or severance program, plan or arrangement; and (d) life insurance benefits for any employee who dies while in service with VERITAS. No member of the VERITAS Group has incurred or will incur prior to or as of the Effective Time any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee pension benefit plan subject to Title IV of ERISA or (ii) with withdrawal from any Multiemployer Plan or Multiple Employer Plan.

        (c) The appropriate VERITAS entity has timely provided, or will have provided prior to the Effective Time, to VERITAS employees entitled thereto all required notices and made coverage available pursuant to Section 4980B of the Internal Revenue Code and COBRA, with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Internal Revenue Code). The appropriate VERITAS entity will timely provide to VERITAS employees entitled thereto all required notices and make coverage available pursuant to Internal Revenue Code
Section 4980B and COBRA with respect to any "qualifying event" (as defined in Section 4980B(f)(3) of the Internal Revenue Code) occurring prior to and including the Effective Time. No material Tax payable on account of Section 4980B of the Internal Revenue Code has been incurred by any member of the VERITAS Group with respect to any current or former employees (or their beneficiaries).

        (d) No benefit payable or which may become payable by any member of the VERITAS Group with respect to any VERITAS employee shall constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Internal Revenue Code).

        (e) The VERITAS Group is in compliance with all applicable laws, agreements and contracts relating to employment, employment practices, wages, hours, and terms and conditions of employment, including, but not limited to, employee compensation matters, relating to VERITAS employees, except where the failure to be in compliance would not have a Material Adverse Effect on Newco.

        (f) The VERITAS Group has, to VERITAS' Knowledge, good labor relations and to VERITAS' Knowledge there are no facts indicating that the consummation of the transactions contemplated hereby will have a material adverse effect on labor relations with VERITAS employees or that any of the VERITAS employees intends to leave its or their employ, where the same would have a Material Adverse Effect on VERITAS.

        (g) To VERITAS' Knowledge, no VERITAS employee who is a key developer of a VERITAS product is subject to any agreement, obligation, order or other legal hindrance that impedes or might impede such executive or key employee from devoting his or her full business time to the affairs of Newco after the Effective Time.

        (h) The VERITAS Group has, to VERITAS' Knowledge and with respect to the VERITAS employees, complied with all laws, rules and regulations relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes, except where non-compliance would not have a Material Adverse Effect on VERITAS.

        (i) VERITAS is not indebted to any executive, officer or director, whether by loan, advance or otherwise, other than for salaries accrued but not yet payable and reimbursable out-of-pocket expenses incurred in the ordinary course of business consistent with past practice and not yet payable, nor is any officer, director, employee or shareholder so indebted to VERITAS, except as disclosed in the VERITAS Balance Sheet or the VERITAS SEC Documents.

     3.9 Absence of Certain Changes or Events. Except as disclosed in the VERITAS SEC Documents filed prior to October 5, 1998, since the VERITAS Financial Statements Balance Sheet Date there has not occurred:

        (a) any change or event which could reasonably be expected to have a Material Adverse Effect on VERITAS; provided, however, that in no event will a change in the trading price of VERITAS Common Stock be deemed a Material Adverse Effect on VERITAS;

        (b) any amendments or changes in the Certificate of Incorporation or Bylaws of any member of the VERITAS Group;

        (c) any damage, destruction to or loss of VERITAS assets not covered by insurance, which would have a Material Adverse Effect on VERITAS;

        (d) any redemption, repurchase or other acquisition of shares of any member of the VERITAS Group (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business, consistent with past practice), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of any member of the VERITAS Group or, with respect to dividends or other distributions of cash or property arising from the VERITAS Business;

        (e) any material increase in or modification of the compensation or benefits payable or to become payable by VERITAS to the VERITAS employees, except in the ordinary course of the business, consistent with past practice and except as necessary to respond to third party solicitation of VERITAS employees;

        (f) other than as required by applicable statute or governmental regulation, any material increase in or modification of any VERITAS Group Benefit Arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) that will become binding upon Newco upon consummation of the transactions contemplated herein, for or with respect to any of the VERITAS Employees, other than (i) in the ordinary course of the business, consistent with past practice, or to respond to third party solicitation of VERITAS Employees, and (ii) if occurring after October 5, 1998, which is authorized, if required, pursuant to Section 5.3 below;

        (g) any sale of a material amount of the VERITAS Assets, or any acquisition by any member of the VERITAS Group of a material amount of assets, other than in the ordinary course of the business, consistent with past practice;

        (h) any alteration in any term of any outstanding capital stock or rights to acquire capital stock of any member of the VERITAS Group, including, but not limited to, acceleration of the vesting or any change in the terms of any outstanding stock options;

        (i) other than in the ordinary course of business, consistent with past practice, (A) any incurrence, assumption or guarantee by any member of the VERITAS Group of any debt of any person, other than any member of the VERITAS Group, for borrowed money in an amount exceeding $2,500,000 in the aggregate;
(B) issuance or sale by any member of the VERITAS Group of any securities convertible into or exchangeable for their respective debt securities; or (C) issuance or sale of options or other rights to acquire from the VERITAS Group, directly or indirectly, debt securities of any member of the VERITAS Group, or any securities convertible into or exchangeable for any such debt securities;

        (j) any creation or assumption by any member of the VERITAS Group of any Encumbrance (other than VERITAS Permitted Encumbrances) on any VERITAS Asset in excess of $2,500,000 individually or in the aggregate, other than to refinance a liability reflected in the VERITAS Financial Statements in the ordinary course of business;

        (k) any making by any member of the VERITAS Group of any loan, advance or capital contribution to or investment in any person other than to refinance a liability reflected in the VERITAS Financial Statements and other than (i) loans, advances or capital contributions made in the ordinary course of the business, and (ii) other loans and advances, where the aggregate amount of all such items outstanding at any time does not exceed $2,500,000;

        (l) any amendment of, relinquishment, termination or non-renewal by VERITAS of any of the VERITAS Contracts, other than in the ordinary course of business consistent with past practice;

        (m) any transfer or grant of a right under the VERITAS IP Rights, other than those transferred or granted in the ordinary course of business, consistent with past practice, except for any grant of a right to source code or grant of any exclusive rights to any VERITAS IP Rights which are set forth in Section 3.11(h) and Section 3.11(i) of the VERITAS Disclosure Letter;


        (n) any labor dispute with, or charge of unfair labor practice by, any member of the VERITAS Group (other than routine individual grievances), any activity or proceeding by a labor union or representative thereof to organize any VERITAS employees or, to VERITAS' Knowledge, any campaign being conducted to solicit authorization from VERITAS employees to be represented by such labor union, where such dispute, practice, activity, proceeding, or campaign would have a Material Adverse Effect on VERITAS; or

        (o) any agreement by any member of the VERITAS Group to take any of the actions described in the preceding clauses (a) through (n) (other than the transactions contemplated by this Agreement or the Ancillary Agreements), or any change to accounting methods.

     3.10 Full Force and Effect. Each of the VERITAS Contracts and Governmental Permits of VERITAS is in full force and effect and is not subject to any breach or default thereunder by any member of the VERITAS Group or, to VERITAS' Knowledge, any other party thereto, except for those VERITAS Contracts and Governmental Permits of VERITAS, the absence of which would not have a Material Adverse Effect on VERITAS.

     3.11 Agreements. Schedule 3.11 of the VERITAS Disclosure Letter lists all VERITAS contracts as of October 5, 1998 of the type described below to which any member of the VERITAS Group is a party and which are material to the VERITAS Business (the "MATERIAL VERITAS CONTRACTS") (and copies of all such VERITAS Contracts have been identified to and made available for review by SSI or its counsel):

        (a) contract with or commitment to any labor union which would have a Material Adverse Effect on VERITAS;

        (b) continuing contract for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from any member of the VERITAS Group, the non-continuance of which would have a Material Adverse Effect on VERITAS, or in which any member of the VERITAS Group has granted or received manufacturing rights, most favored nations pricing provisions or exclusive marketing rights relating to the VERITAS Products, other than purchase contracts with vendors who are not the top ten (10) vendors of any member of the VERITAS Group (as measured by purchases from them in the most recently ended fiscal year);

        (c) contract providing for the development of technology used or incorporated in any VERITAS Products currently distributed in connection with the VERITAS Business or which requires any member of the VERITAS Group to perform specified development work for a third party, the non-continuance of which would have a Material Adverse Effect on VERITAS;

        (d) joint venture contract or agreement or other agreement which is reasonably expected to involve a sharing of profits or losses in any one year in excess of $2,500,000 individually or in the aggregate from any joint enterprise with any party other than any member of the VERITAS Group;

        (e) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board (other than those reflected in the VERITAS Financial Statements or those pursuant to which payments by any member of the VERITAS Group will not exceed $2,500,000 in the aggregate);

        (f) agreement or arrangement for the sale of any VERITAS Assets having a value individually or in the aggregate of in excess of $2,500,000 (other than those entered into in the ordinary course of business consistent with past practice);

        (g) agreement which would restrict Newco from engaging in any material aspect of the VERITAS Business or from selling any of the material VERITAS Products in any material geographic area; including any agreement pursuant to which any of them has granted exclusive rights to a third party;

        (h) VERITAS IP Rights Agreement (as defined in Section 3.15 below), other than agreements entered into with customers in the ordinary course of business, and, in any event, any agreement that grants rights or access to any source code for the VERITAS IP Rights, the unavailability of which would have a Material Adverse Effect on VERITAS, excluding commercially available non-customized software sold at retail or sold at less than $5,000 per license or per seat; or

        (i) agreement between or among VERITAS and any member of the VERITAS Group regarding inter company loans, revenue or cost or Tax sharing, ownership or license of VERITAS IP Rights for VERITAS Products, or intercompany royalties or dividends.

     3.12 No Defaults. Except as disclosed in the VERITAS SEC Documents filed prior to October 5, 1998, to VERITAS' Knowledge, there exists no event (including closing of the transactions contemplated by this Agreement), condition or occurrence which, after notice or lapse of time, or both, would constitute a default by VERITAS under any VERITAS Contract in an manner which would have a Material Adverse Effect on VERITAS.

     3.13 Certain Agreements. Neither the execution and delivery of this Agreement or the Ancillary Agreements, nor the consummation of the transactions contemplated hereby and thereby, will: (i) result in any payment in an amount exceeding $250,000 individually or $2,500,000 in the aggregate (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due by any member of the VERITAS Group or to any VERITAS employee(s) under any VERITAS Group Benefit Arrangement or otherwise,
(ii) increase any benefits otherwise payable under any VERITAS Group Benefit Arrangement by more than $250,000 individually or $2,500,000 in the aggregate, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

     3.14 Taxes. The VERITAS Group has filed, or caused to be filed, all Tax returns required to be filed by the VERITAS Group and has paid, or caused to be paid, all Taxes that are shown on such Tax returns as due and payable, other than such Taxes as are being contested in good faith and for which adequate reserves have been established on the most recent balance sheet included in the VERITAS Financial Statements ("VERITAS BALANCE SHEET"), other than where the failure to so file, pay or withhold would not have a Material Adverse Effect on VERITAS. All Taxes required to have been paid or accrued by VERITAS for all periods prior to the VERITAS Balance Sheet Date have been fully paid (except for Taxes that are adequately provided for or reflected in the VERITAS Balance Sheet) except where a failure to do so would not have a Material Adverse Effect on VERITAS. Since the date of the VERITAS Balance Sheet, no material Tax liability has been assessed, or to VERITAS' Knowledge proposed to be assessed, incurred or accrued (other than liabilities for Taxes arising in the ordinary course of business). To VERITAS' Knowledge, VERITAS has not received notification that any material issues have been raised (or are currently pending) by the Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax returns referred to in the first sentence of this
Section 3.14, and no waivers of statutes of limitations have been given or requested with respect to Tax returns or Taxes related to the VERITAS Business. No taxing authority is currently conducting an audit of any of the aforesaid Tax returns of VERITAS or, to VERITAS' Knowledge, is about to conduct such an audit with respect to the VERITAS Business. Any deficiencies asserted or assessments (including interest and penalties) made as a result of any examination by the Internal Revenue Service or by appropriate national, state or departmental authorities of the Tax returns with respect to VERITAS have been fully paid or are adequately provided for in the VERITAS Balance Sheet except where a failure to do so would not have a Material Adverse Effect on VERITAS and to VERITAS' Knowledge no material proposed (but unassessed) additional Taxes have been asserted and no material Tax liens have been filed against VERITAS or any of the VERITAS Assets other than for Taxes not yet due and payable. None of the members of the VERITAS Group (i) has made an election to be treated as a "consenting corporation" under Section 341(f) of the Internal Revenue Code or (ii) is a "personal holding company" within the meaning of Section 542 of the Internal Revenue Code. This representation does not apply to Taxes or Tax matters relating to Taxes for which STI or SSI or any member of the Contributed Company Group is entitled to indemnification under Section 13 hereof.

     3.15  Intellectual Property.

        (a) VERITAS owns, or has the right to use, sell or license such Intellectual Property Rights as are necessary or required for the Conduct of the VERITAS Business (such Intellectual Property Rights being hereinafter collectively referred to as the "VERITAS IP RIGHTS") and such ownership or rights to use, sell or license are reasonably sufficient for the Conduct of the VERITAS Business, except for any failure to own or have the right to use, sell or license that would not have a Material Adverse Effect on VERITAS.

        (b) All VERITAS IP Rights are owned free and clear of any Encumbrances.

        (c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any material instrument or material agreement in respect of any VERITAS IP Rights (the "VERITAS IP RIGHTS AGREEMENTS"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any VERITAS IP Right or materially impair the right of Newco to use, sell or license any VERITAS IP Right or portion thereof (except where such breach, forfeiture, termination or impairment would not have a Material Adverse Effect on VERITAS).

        (d) There are no royalties, honoraria, fees or other payments payable by any member of the VERITAS Group to any person by reason of the ownership, use, license, purchase, sale or disposition or acquisition of any of the VERITAS IP Rights in an amount exceeding $100,000 in any one year.

        (e) To VERITAS' Knowledge, no third party is infringing or misappropriating any of the VERITAS IP Rights.

        (f) To VERITAS' Knowledge, (i) neither the manufacture, marketing, license, sale or intended use of any product currently licensed or sold by VERITAS or any of the VERITAS Subsidiaries or currently under development by VERITAS or any of the VERITAS Subsidiaries violates any license or agreement relating thereto or infringes any Intellectual Property Right of any other party, (ii) there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any VERITAS IP Right and (iii) no third party has notified VERITAS that any VERITAS IP Right or the proposed use, sale, license or disposition thereof, conflicts or will conflict with the rights of any other party, nor is there any basis therefor except for any violations, infringements, claims or litigation that would not have a Material Adverse Effect on VERITAS.

        (g) VERITAS has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material trade secrets or other confidential information constituting VERITAS IP Rights. To VERITAS' Knowledge, no current or prior officers, employees or consultants of VERITAS claim an ownership interest in any VERITAS IP Rights as a result of having been involved in the development of such property while so employed, or retained, or otherwise. To VERITAS' Knowledge, all development employees of the VERITAS IP Rights, and all other officers, employees and consultants of VERITAS have executed and delivered to VERITAS or the VERITAS Subsidiary an agreement regarding the protection of proprietary information and the assignment of all Intellectual Property Rights arising from the services performed for VERITAS or the VERITAS Subsidiary by such persons to his/her employer or principal which is VERITAS or a VERITAS Subsidiary, except where the absence of such agreement would not have a Material Adverse Effect on VERITAS.

        (h) Section 3.15(h) of the VERITAS Disclosure Letter sets forth and summarizes each of the VERITAS IP Rights as of October 5, 1998, the absence of which would have a Material Adverse Effect on VERITAS, that a third party owns and that VERITAS uses pursuant to a license, sublicense, agreement or other permission and describes and identifies such license, sublicense, agreement or other permission (excluding shrink wrap licenses to commercially available software sold at retail). Such license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms to Newco's benefit immediately following the Effective Time, except where it would not have a Material Adverse Effect on Newco, and such license, sublicense, agreement or permission does not restrict the ability to market any material VERITAS Product in any material jurisdiction or with respect to any material market or industry, and VERITAS is not in breach or default of any such license, sublicense, agreement or permission in a manner which would have a Material Adverse Effect on the VERITAS Business. No person other than VERITAS holds any license or other right to manufacture, modify, or create derivative works based on any of the VERITAS Products, other than OEM agreements that would not have a Material Adverse Effect on VERITAS. No person (other than Newco) will be or become entitled to receive a copy of source code of any software included among the VERITAS Assets as a result of this Agreement, any Ancillary Agreement or any other agreement or transaction contemplated by this Agreement. To VERITAS' Knowledge, no person holds or has been granted access to any copy of source code of any software included among the VERITAS Assets unless such person has agreed in writing (i) to hold such source code in confidence and take reasonable steps to preserve the secrecy of such source code; and (ii) not to use such source code for any purpose except (A) to support such person's internal use of such source code or (B) to modify such source code solely for the purpose of internally using such modifications. VERITAS has not knowingly taken or knowingly failed to take any action that, directly or indirectly, has caused any Intellectual Property Rights in source code of material VERITAS Products to enter the public domain such as would have a Material Adverse Effect on VERITAS.

     3.16 Fees and Expenses. Except for the fees and expenses set forth in VERITAS' engagement letter with DLJ, a copy of which has been provided to STI and SSI, neither VERITAS, Newco nor any of the VERITAS Subsidiaries has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

     3.17 Insurance. The members of the VERITAS Group maintain fire and casualty, general liability, business interruption, directors and officers, product liability and sprinkler and water damage insurance that they believe to be reasonably prudent for their respective businesses.

     3.18 Ownership of Property. Except for VERITAS Permitted Encumbrances, the VERITAS Group owns, or at the Effective Time will own, the VERITAS Assets, free and clear of all Encumbrances. All real and personal property included in the VERITAS Assets is operational and suitable for its intended use, subject to ordinary wear and tear. To VERITAS' Knowledge, no member of the VERITAS Group is in violation in any material respect with any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of its respective owned or leased properties (the violation of which would have a Material Adverse Effect on VERITAS).

     3.19  Environmental Matters.

        (a) During the period that VERITAS has leased or owned its respective properties or owned or operated their respective facilities, there have been, to VERITAS' Knowledge, no disposals, releases or threatened releases of Hazardous Materials on, from, under or about such properties or facilities which would cause a Material Adverse Effect on Newco. To VERITAS' Knowledge there is no presence, disposals, releases or threatened releases of Hazardous Materials on, from, under or about any of such properties or facilities, which may have occurred prior to VERITAS having taken possession of any of such properties or facilities where such Hazardous Materials would cause a Material Adverse Effect on Newco.

        (b) None of the properties or facilities of VERITAS is or has been the subject of an Environmental Violation, which would cause a Material Adverse Effect on Newco. During the time that VERITAS has owned or leased its respective properties and facilities, none of VERITAS nor, to VERITAS' Knowledge, any third party, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials (except those Hazardous Materials associated with general office use or janitorial supplies) in a manner which would result in a Material Adverse Effect on Newco.

        (c) During the time that any members of the VERITAS Group have owned or leased their respective properties and facilities, to VERITAS' Knowledge, there has been no litigation brought or threatened against any of them by, or any settlement reached by any of them with, any party or parties concerning the presence, disposal, release or threatened release of any Hazardous Materials on, from or under any of such properties or facilities or relating to any alleged Environmental Violation, except for litigation or settlement which would not have a Material Adverse Effect on Newco.

     3.20 Interested Party Transactions. Except as disclosed in the VERITAS SEC Documents filed prior to October 5, 1998, no officer or director of VERITAS, or any

"affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of VERITAS has, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the VERITAS Group in connection with the VERITAS Business, any goods, property, technology or intellectual or other property rights or services; or (ii) any VERITAS Contract, which in the case of either subpart (i) or (ii) would have a Material Adverse Effect on VERITAS.

     3.21 Fairness Opinion. VERITAS' Board of Directors has received an opinion dated as of October 5, 1998 from DLJ to the effect that, as of October 5, 1998, the VERITAS Ratio is fair to VERITAS from a financial point of view.

     3.22 Title to and Condition and Sufficiency of VERITAS Assets. A member of the VERITAS Group owns, or at the Closing will own, all of the VERITAS Assets and has good and marketable title in and to all of the VERITAS Assets, free and clear of all Encumbrances whatsoever, other than the VERITAS Permitted Encumbrances. The VERITAS Assets constitute all assets, properties, rights, VERITAS Contracts and Intellectual Property Rights that are necessary or required for the Conduct of the VERITAS Business without (i) the need to purchase, license or acquire any other material asset or property; (ii) violating any contractual rights of any third party; or (iii) infringing, misappropriating or misusing any software or Intellectual Property Rights of any third party, except for such assets, properties, rights, contracts, software and Intellectual Property Rights, the absence of which would not have a Material Adverse Effect on VERITAS. Except for the consents and approvals identified on
Section 3.22 of the VERITAS Disclosure Letter, title to all VERITAS Assets is freely transferable to VERITAS free and clear of all Encumbrances, other than VERITAS Permitted Encumbrances, and without obtaining the consent or approval of any person, except where the failure to transfer the VERITAS Asset would not have a Material Adverse Effect on Newco.

     3.23 No Restrictive Agreements. Other than this Agreement and the Ancillary Agreements Neither VERITAS nor any of the VERITAS Assets is bound or materially and adversely affected by, any judgment, injunction, order, decree, contract, covenant or agreement (noncompete or otherwise) that restricts or prohibits (or purports to restrict or prohibit) the Conduct of the VERITAS Business or from competing for the sale of VERITAS Products anywhere in the world (including without limitation any contracts, covenants or agreements restricting the geographic area in which the VERITAS Business may sell, license, market, distribute or support any VERITAS Products or restricting the markets, customers or industries that Newco may address after the Closing in the Conduct of the VERITAS Business) (collectively, "VERITAS RESTRICTIVE AGREEMENTS"), in a manner, in any of the foregoing cases, which will have a Material Adverse Effect on Newco.

     3.24 Supplier and Customer Relationships. To VERITAS' Knowledge, (i) the VERITAS Group has good commercial working relationships with the customers for the VERITAS Business, and (ii) since January 1, 1998, no customer of, or supplier to, the VERITAS Business, has canceled or otherwise terminated any material relationship with VERITAS, or materially decreased or limited its purchases or provision of materials supplied to VERITAS from the corresponding period in 1997, where any of the foregoing actions would cause a Material Adverse Effect on VERITAS, and to VERITAS' Knowledge, no customer or supplier has threatened to take any such action.

     3.25  Product and Inventory Status.

        (a) Product Quality, Warranty Claims. All VERITAS Products manufactured, sold, licensed, leased or delivered in connection with the VERITAS Business conform in all material respects to applicable contractual commitments, express and implied warranties, and to VERITAS' Knowledge, there is no material Liability (nor any basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand giving rise to any material Liability) for replacement or repair thereof or other damages in connection therewith, except for such non-conformance as would not have a Material Adverse Effect on Newco.

        (b) Inventory. To VERITAS' Knowledge, its inventories recorded on the VERITAS Financial Statements consist primarily of materials used in software products, related supplies and packaging materials, all of which are merchantable, fit for the purpose for which they were procured or manufactured, and are in a condition and quantity usable in the ordinary course of business and to VERITAS' Knowledge, none of these inventories are obsolete, damaged or defective, except in each case where the failure of these inventories to be so would not have a Material Adverse Effect on Newco or where a sufficient provision with respect to the possibility of such failure is included in the VERITAS Financial Statements.

        3.26 Tax Representations. VERITAS and Newco are aware of no plan or intention by VERITAS or Newco or any corporation related to VERITAS immediately after the Effective Time to repurchase any Newco capital stock issued pursuant to this Agreement from any person or entity that is or will become a Newco stockholder by reason of the transactions contemplated by this Agreement. VERITAS has not redeemed any shares of its capital stock or paid any extraordinary dividend in contemplation of the Merger.

 4. STI and SSI Covenants

     4.1  Advice of Changes.

        (a) During the period from October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, SSI will promptly advise VERITAS in writing, (i) of any event occurring subsequent to October 5, 1998 that would reasonably be likely to render any representation or warranty contained in Section 2 of this Agreement, if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect, (ii) of any event that would reasonably be likely to have a Material Adverse Effect on the Group Business, and (iii) of any material breach by STI or SSI of any covenant or agreement contained in this Agreement; provided, however, that the delivery of, or failure to deliver, any notice pursuant to this Section 4.1 shall not limit or otherwise affect the remedies available hereunder.

        (b) SSI will deliver to VERITAS by February 28, 1999 an electronic copy of SSI's option tracking system data file as of such date. Ten business days after the Effective Time, SSI will deliver to Newco an electronic copy of SSI's option tracking system data file as of such date, in the same form as the prior delivery, but which shall contain the final list of Canceled SSI Options.

     4.2 Maintenance of Business. During the period from October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Contributed Company Group and the Contributing Companies will use reasonable efforts to carry on and preserve the Group Business and relationships with customers, suppliers, employees and others related to Group Business in substantially the same manner as it has prior to October 5, 1998.

     4.3 Conduct of Business. During the period from October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Contributed Company Group and SSI will continue to conduct the Group Business and maintain business relationships related to the Group Business in the ordinary and usual course consistent with past practice and, except as otherwise disclosed herein or in the SSI Disclosure Letter, they will not, without the prior written consent of VERITAS, which consent shall not be unreasonably withheld or delayed, take any of the following actions where it would cause a Material Adverse Effect on the Group Business:

        (a) cause any of the Contributed Companies to borrow any money except for (A) working capital (including for Taxes) obtained from SSI or STI pursuant to the Intercompany Revolving Loan Agreement or (B) amounts that are not in the aggregate material to the financial condition of the Group Business, taken as a whole or (C) pursuant to existing credit facilities;

        (b) cause any of the Group Assets to become subject to any Encumbrance, except for Group Permitted Encumbrances and except for Encumbrances arising under credit facilities existing as of October 5, 1998;

        (c) dispose of any of Group Assets except in the ordinary course of business, consistent with past practice;

        (d) grant any exclusive license to any of the Seagate IP Rights or grant any other license to Seagate IP Rights except in the ordinary course of business, consistent with past practice;

        (e) materially amend or terminate any of the Material Contributed Contracts except those amended or terminated in the ordinary course of its business, consistent with past practice;

        (f) cause any of the Contributed Companies to declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock;

        (g) cause any of the Contributed Companies to make any loans or grant any guarantees, except (A) loans in the ordinary course of business, consistent with past practice, (B) advances that are not material in amount or (C) loans pursuant to any Section 401(a) Plan;

        (h) waive or release any material claim against a third party;

        (i) cause any member of the Contributed Company Group to merge, consolidate or reorganize with or acquire any entity that is not a member of the Contributed Company Group, except as set forth in the SSI Disclosure Letter, except for transactions that are not material and except for any divestiture, spin off or other merger involving SSI's IMG group and as otherwise set forth in the last sentence of Section 4.11(a) or Section 1.4(a) hereof;

        (j) amend the Certificate of Incorporation or Bylaws of any of the Contributed Companies;

        (k) implement any layoffs or reductions in force involving a material number of Employees such as will trigger WARN Act responsibilities or liabilities;

        (l) fail to pay or withhold any material Tax related to the Group Business when due to be paid or withheld;

        (m) change accounting methods; or

        (n) agree to take, or permit any of their subsidiaries to take or agree to take, or enter into negotiations with respect to, any of the actions described in the preceding clauses in this Section 4.3.

        Notwithstanding the foregoing, nothing in this Section 4.3 hereof shall restrict or limit the conduct of any business of SSI, STI or their direct or indirect subsidiaries other than the Group Business and other than with respect to the Group Assets and nothing herein shall restrict or limit the conduct of any business of the Contributed Company Group or with respect to the Group Assets other than as set forth in this Section 4.3.

     4.4 SSI Corporate Approvals. STI agrees to vote in favor of the Seagate Transaction at the meeting of SSI stockholders held to approve the Seagate Transaction. STI and SSI agree to vote in favor of the contribution to Newco of the Contributed Stock and Assets at each meeting of stockholders of the Contributing Companies. Without limiting the foregoing, STI and SSI shall vote in favor of the Seagate Transaction at each and every stockholders meeting, or with respect to any written consent in lieu thereof, at which any proposal regarding any such transactions, including the contribution and transfer of the Contributed Stock and Assets, is considered. The respective Boards of Directors of each of STI, SSI, the Contributing Companies and the Contributed Company Group have approved the Seagate Transaction and this Agreement.


     4.5 Letter of SSI's Accountants. SSI shall use its reasonable best efforts to cause to be delivered to VERITAS a letter of Ernst & Young LLP, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to VERITAS, in form and substance reasonably satisfactory to VERITAS and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.


     4.6 Prospectus/Proxy Statement. SSI will mail to its stockholders and option holders in a timely manner, for the purpose of evaluating the Seagate Transaction, the Prospectus/Proxy Statement in the Form S-4. SSI, VERITAS and Newco will prepare and file the Proxy Statement/Prospectus with the SEC as promptly as practicable, and each will use its respective best reasonable efforts to cause the Form S-4 to become effective as soon after such filing as practicable. In this regard, SSI, VERITAS and Newco will advise each other promptly as to the time at which the Form S-4 becomes effective and of the issuance by the SEC of any stop order suspending the effectiveness of the Form S-4 or the initiation of any proceedings for such purpose and each will use its respective reasonable best efforts to prevent the issuance of any stop order and to obtain as soon as possible the lifting thereof, if issued. Until the Effective Time, SSI will advise VERITAS and Newco promptly of any requirement of the SEC for any amendment or supplement of the Form S-4 or for additional information, and will not at any time file any amendment of or supplement to the prospectus contained therein (or to the prospectus filed pursuant to Rule 424(b) of the SEC) which shall not have been previously submitted to SSI in reasonable time prior to the proposed filing thereof or to which SSI shall reasonably object or which is not in compliance in all material respects with the Securities Act and the rules and regulations issued by the SEC thereunder. None of the information relating to SSI (or, to Seagate's Knowledge, any other person, contained in any document, certificate or other writing furnished or to be furnished by SSI) included in (i) the

Prospectus/Proxy Statement at the time the Prospectus/Proxy Statement is mailed or at the Effective Time, as then amended or supplemented, or (ii) the Form S-4 at the time the Form S-4 becomes effective or at the Effective Time, as then amended or supplemented, will contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading or necessary to correct any statement which has become false or misleading in any earlier communication. From and after the date the Form S-4 becomes effective and until the Effective Time, if any event known to SSI occurs as a result of which the Prospectus would include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or if it is necessary at any time to amend the Form S-4 or the Prospectus/Proxy Statement to comply with the Securities Act, SSI will promptly notify VERITAS and Newco and an amended or supplemented Form S-4 or Prospectus/Proxy Statement will be prepared by VERITAS and Newco which will correct such statement or omission and will use its reasonable best efforts to cause any such amendment to become effective as promptly as possible. The Prospectus/ Proxy Statement, as it relates to SSI and information relating to the Group Business, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder in effect at the time the Prospectus/Proxy Statement is mailed.

     4.7 Regulatory Approvals. As promptly as reasonably practicable, STI and SSI will themselves, and will cause each member of the Contributed Company Group, to execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign, which may be reasonably required, or which VERITAS or Newco may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. STI and SSI will themselves, and will cause each member of the Contributed Company Group, to use its reasonable efforts to promptly obtain all such authorizations, approvals and consents and will cooperate fully with the other parties in promptly seeking to obtain the same.

     4.8 Necessary Consents. SSI will itself, and will cause each Contributing Company and each member of the Contributed Company Group to, use its reasonable efforts to obtain those consents required in connection with the Material Contributed Contracts, and to take such other actions as may be necessary or appropriate for the consummation of the transactions contemplated hereby and to allow Newco to Conduct the Group Business after the Effective Time.

     4.9 Access to Information. From October 5, 1998 until the Effective Time, each of STI and SSI will themselves, and will cause the Contributed Company Group, to allow VERITAS and its agents reasonable access to the files, books, records, technology and offices of SSI and the Contributed Company Group reasonably requested by VERITAS, but only to the extent necessary and relating to the Group Business, including, without limitation, any and all information relating to Contributed Company Group's Taxes, commitments, contracts, leases, licenses and real, personal, intellectual and intangible property and financial condition. Each of STI and SSI shall use its reasonable efforts to cause its accountants to cooperate with VERITAS and its agents in making available to VERITAS all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all Tax returns and financial statements prepared or audited by such accountants. No information or knowledge obtained by any party hereto in any investigation pursuant to this Section 4.9 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. All information obtained by VERITAS and its agents pursuant to this Section 4.9 shall be kept confidential in accordance with the confidentiality agreement, between VERITAS, STI, and SSI (the "NONDISCLOSURE AGREEMENT").

     4.10 Satisfaction of Conditions Precedent. STI and SSI will themselves, and will cause the Contributing Companies and the Contributed Company Group, to use reasonable efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 8 and to cause the Merger, the Seagate Transaction and the other transactions contemplated by this Agreement to be consummated. Without limiting the foregoing, in connection with the agreements to be reached by the parties subsequent to October 5, 1998 and prior to the Effective Time, the parties agree to negotiate in good faith to reach agreement on all matters to be included in such agreements promptly after the signing of this Agreement.

     4.11  No Other Negotiations.

        (a) STI and SSI shall, and shall cause each Contributing Company and each member of the Contributed Company Group and their respective officers, directors or employees or any investment bankers, attorneys or other advisors or representatives retained by any of them, to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Contributed Group Alternative Proposal (as defined below). From and after October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, STI and SSI shall not authorize or permit any Contributing Company or any member of the Contributed Company Group (or any of their respective officers, directors or employees or any investment bankers, attorneys or other advisors or representatives retained by any of them), directly or indirectly, (i) to solicit, initiate or encourage the submission of any Contributed Group Alternative Proposal, (ii) to engage in discussions or negotiations regarding, provide non-public information with respect to, or to take any other action intended, designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Contributed Group Alternative Proposal, (iii) to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with any person with respect to any Contributed Group Alternative Proposal, or (iv) to make or authorize any statement, recommendation or solicitation in support of any Contributed Group Alternative Proposal. For purposes of this Agreement, "CONTRIBUTED GROUP ALTERNATIVE PROPOSAL" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) relating to any direct or indirect (a) acquisition, purchase, sale or other disposition of any of the Group Assets (other than in the ordinary course and disposal of worn or obsolete items consistent with past practice), (b) acquisition, purchase, sale or other disposition of any of the outstanding voting securities of any member of the Contributed Company Group, or (c) merger, consolidation, business combination, sale of any of the assets, recapitalization, liquidation, dissolution or similar transaction involving any member of the Contributed Company Group, other than the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, other than actions directly relating to the Contributed Company Group, the Group Assets or the Group Business, neither STI nor SSI shall be restricted or limited in any way from entering into discussions, negotiations or agreements of any kind or from taking any other actions of any kind, including, without limitation, transactions relating to the sale of any of its or its direct or indirect subsidiaries (other than any member(s) of the Contributed Company Group), equity securities (other than the Contributed Stock), or assets (other than Group Assets), or the merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving STI, SSI or any of their respective direct or indirect subsidiaries (other than the Contributed Company Group).

        (b) In addition to the obligations set forth in Section 4.11(a), SSI and STI, as promptly as practicable, shall advise VERITAS orally and in writing of any request for non-public information which SSI reasonably believes would lead to a Contributed Group Alternative Proposal, or of any Contributed Group Alternative Proposal, the material terms and conditions of such request or Contributed Group Alternative Proposal, and the identity of the person making any such request, Contributed Group Alternative Proposal or inquiry. SSI will keep VERITAS informed in all material respects of the status and details (including material amendments) of any such request or Contributed Group Alternative Proposal.

     4.12 Books and Records. If, in order properly to prepare documents required to be filed with governmental authorities (including taxing authorities) or its financial statements, it is necessary that any party hereto be furnished with additional information relating to the Group Assets or any member of the Contributed Company Group, and such information is in the possession of a Contributing Company, then STI and SSI, for themselves and the other Contributing Companies, agree to use their good faith efforts to promptly furnish such information to the party needing such information, at SSI's cost and expense. This Section 4.12 shall survive Closing for two years except for records relating to preparation or audit of tax returns, for which this Section
4.12 will survive until the expiration of the applicable Tax statute of limitations.

     4.13 Transitional Support. As soon as feasible after the date hereof, SSI and Newco shall use good faith, commercially reasonable efforts to negotiate a Transition Services and Facilities Use Agreement the principal terms of which are as summarized on Exhibit 4.13 attached hereto (the "TRANSITION SERVICES AGREEMENT").

     4.14 Development Agreement and Cross-License Agreement. The Development Agreement and the Cross-License Agreement shall be effective as of the Effective Time.

     4.15 Settlement of Intercompany Accounts. At the Closing, STI and SSI and their subsidiaries (other than the Contributed Company Group) shall pay to the Contributed Company Group, or the Contributed Company Group shall pay to STI and SSI or their subsidiaries (other than the Contributed Company Group), as appropriate, the balance owing on the Intercompany Accounts.

     4.16 Modification of Joint Contributed Agreements. SSI has provided to VERITAS a list of the Contributed Contracts and the contracts to which the Contributed Companies are a party which create rights or obligations of both the Group Business and the business of the Contributing Companies other than the Group Business (the "JOINT CONTRIBUTED AGREEMENTS"). As soon as feasible after the date hereof, SSI and VERITAS will negotiate to agree upon a mutually acceptable arrangement between SSI and Newco and, if required, other parties with respect to the treatment of such contracts. To date, the parties have agreed as follows: with respect to distributors who distribute both Group Products and the products of any business retained by the Contributing Companies or their subsidiaries (who are not a Contributed Company), the parties shall request that the other party (or parties) to such contract terminate the Joint Contributed Agreement and enter into two new contracts on the same terms and conditions as the terminated Joint Contributed

Agreement, one with Newco (or the relevant Contributed Company) and one with the Contributing Company or a retained subsidiary thereof, provide that Newco and its subsidiaries, on the one hand, and the Contributing Companies and their retained subsidiaries, on the other hand, shall each receive an equitable share of the benefits, payments and the Liabilities with respect to Group Products and each of the other products pursuant to the Joint Contributed Agreements, respectively, as the case may be (including, without limitation, price protection, accumulated rebate credits, product returns, warranty support and similar Liabilities).

     4.17 Key Employee Agreements. STI and SSI will informally encourage (without having to incur any cost) each of the Key Employees listed on Exhibit 4.17A to execute their respective Key Employee Agreements a form of which is attached hereto as Exhibit 4.17B.

     4.18 Stockholder and Registration Rights Agreement. The Newco Common Stock to be issued in the Seagate Transaction to SSI shall be entitled to registration rights on Form S-3 as provided in the Registration Rights Agreement, in the form attached hereto as Exhibit 4.18A (the "REGISTRATION RIGHTS AGREEMENT") and shall be subject to the other rights and restrictions contained in the Stockholder Agreement in the form attached hereto as Exhibit 4.18B (the "STOCKHOLDER AGREEMENT"). As of the Effective Time, the Registration Rights Agreement shall be executed by SSI and the Stockholder Agreement shall be executed by STI and SSI.

     4.19 Seagate IP Rights. As soon as feasible after the date hereof SSI and VERITAS shall confirm whether the Intellectual Property Rights and Intangible Assets required for the production, development, marketing and support of the Group Products are included in the Intellectual Property Rights included in the Group Assets duly transferred to Newco pursuant hereto. If additional items not so transferred are discovered, then (a) the Group Assets shall be expanded to include, and there shall be duly assigned to Newco by the appropriate Contributing Company, all such additional Intellectual Property Rights and Intangible Assets required for the production of the Group Products provided such Intellectual Property Rights were acquired or developed with funds charged to the Group Financial Statements; or (b) if not so charged to the Group Financial Statements, Newco shall be provided a non-exclusive, fully paid, perpetual, irrevocable license to use such Intellectual Property Rights and Intangible Assets for the purpose of producing, developing, marketing and supporting the Group Products. If the Intellectual Property Rights and Intangible Assets included or added to the Group Assets are also required for the production of the products produced by SSI and its subsidiaries (other than the Group Products) then Newco (or its subsidiary, which receives said Intellectual Property Rights and Intangible Assets constituting Group Assets) shall provide SSI, or its designated subsidiary, with a fully paid, non-exclusive, perpetual, irrevocable license to use such Intellectual Property Rights and Intangible Assets for the purpose of producing such other products. This Section 4.19 shall survive Closing for two years.

     4.20 Directors' and Officers' Liability Insurance. STI and/or SSI shall use their commercially reasonable efforts to maintain directors' and officers' liability insurance as STI and/or SSI shall have in effect from time to time, covering the acts or omissions on or before the Effective Time of those Employees who are or have been directors and officers of STI or SSI or their subsidiaries and who become employees of Newco as of the Effective Time. STI and/or SSI will not voluntarily seek to increase the deductible nor decrease the limits under such insurance, provided however such action shall be governed by the insurance marketplace on commercially reasonable and available terms, and STI and/or SSI will endeavor to give written notice to VERITAS prior to any cancellation or non-renewal of the STI and/or SSI coverage.

     4.21 Closing Group Account. SSI shall deliver to Newco the assets and liabilities section of a balance sheet of the Group Business as of the Closing Date (the "CLOSING GROUP ACCOUNT") within thirty days following the Closing Date. The Closing Group Account shall be prepared in the same manner as the 1998 Group Balance Sheet and in compliance with the representations and warranties contained in Section 2.4(c) hereof.

 5. VERITAS and NEWCO Covenants

     5.1  Advice of Changes.

        (a) During the period from October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS will promptly advise STI and SSI in writing (a) of any event occurring subsequent to October 5, 1998 that would reasonably be likely to render any representation or warranty of VERITAS or Newco contained in this Agreement, if made on or as of the date of such event or the Effective Time, untrue or inaccurate, (b) of any event that would reasonably be likely to have a Material Adverse Effect on VERITAS, and (c) of any material breach by VERITAS or Newco of any covenant or agreement contained in this Agreement; provided, however, that the delivery of, or failure to deliver, any notice pursuant to this Section 5.1 shall not limit or otherwise affect the remedies available hereunder.

        (b) Ten days prior to the Effective Time, VERITAS will deliver to SSI a certificate from VERITAS' transfer agent indicating the number of shares of Common Stock outstanding at the end of business on the eleventh day preceding the Effective Time and a certificate from VERITAS' Secretary indicating the number of shares of VERITAS Common Stock issuable upon exercise or conversion of any outstanding options, warrants or convertible debentures outstanding on such date. VERITAS will deliver to SSI by 8:00 a.m. on the fifteenth business day after the Effective Time a certificate from VERITAS' transfer agent indicating the number of shares of Common Stock outstanding at the end of business on the day of the Closing (calculated without regard to the shares of Common Stock issued with respect to the First SSI Certificate or issued in connection with the TeleBackup Transaction) and a certificate from VERITAS' Secretary indicating the number of shares of VERITAS Common Stock issuable upon exercise or conversion of any outstanding options, warrants or convertible debentures outstanding at the end of business on the day of the Closing (calculated without regard to shares issuable upon exchange of exchangeable shares of TeleBackup or issuable upon exercise of options issued in connection with the TeleBackup transaction) and showing the calculation, as of the date of Closing, of the VERITAS Percentage Interest and the SSI Percentage Interest.

     5.2 Maintenance of Business. During the period from October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS will use its best efforts to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to October 5, 1998.

     5.3 Conduct of Business. During the period from October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS will continue to conduct its business and maintain its business relationships in the ordinary and usual course and consistent with past practice and, except as otherwise disclosed herein or in the VERITAS Disclosure Letter, it will not, without the prior written consent of SSI, which consent shall not be unreasonably withheld or delayed, take any of the following actions where it would cause a Material Adverse Effect on VERITAS:

        (a) borrow any money except for (A) amounts that are not in the aggregate material to the financial condition of VERITAS and its subsidiaries, taken as a whole or (B) pursuant to existing credit facilities;

        (b) cause any of the VERITAS Assets to become subject to any Encumbrance, except for VERITAS Permitted Encumbrances and except for VERITAS Encumbrances arising under credit facilities existing as of October 5, 1998;

        (c) dispose of any of VERITAS Assets except in the ordinary course of business, consistent with past practice;

        (d) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than pursuant to arrangements with terminated employees or consultants in the ordinary course of business, consistent with past practice) or issue capital stock representing more than a 35% interest in the total outstanding securities of VERITAS;

        (e) waive or release any material claims against a third party;

        (f) merge, consolidate or reorganize with, or acquire any entity, except as set forth in the VERITAS Disclosure Letter and except for transactions in which the aggregate consideration is below $100 million;

        (g) amend the Certificate of Incorporation or Bylaws of VERITAS or any of its subsidiaries (except as set forth in the Form of the Amendment to the VERITAS Certificate of Incorporation attached hereto as Exhibit 5.3(g) or as otherwise expressly contemplated by this Agreement);

        (h) implement any layoffs or reductions in force involving a number of VERITAS employees such as will trigger WARN Act responsibilities or liabilities;

        (i) fail to pay or withhold any material Tax when due to be paid or withheld; or

        (j) agree to take, or permit any VERITAS entity to take or agree to take, or enter into negotiations with respect to, any of the actions described in the preceding clauses in this Section 5.3.

     Notwithstanding the foregoing, nothing in this Section 5.3 shall restrict or limit the conduct of any business of VERITAS or its direct or indirect subsidiaries or the use or disposition of the VERITAS Assets, other than as set forth in this Section 5.3.

     5.4 Stockholder Approval. VERITAS will call the VERITAS Stockholders Meeting, to be held within 45 days after the Form S-4 shall have been declared effective by the SEC, to submit the Merger, the Seagate Transaction and any related matters for the consideration and approval of the VERITAS stockholders. Subject to Section 9.1(i) and (j), the Prospectus/Proxy Statement will include a statement to the effect that VERITAS' Board of Directors is recommending that VERITAS stockholders vote in favor of the Merger and the Seagate Transaction. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law.

     5.5 Letter of VERITAS' Accountants. VERITAS shall use its reasonable best efforts to cause to be delivered to STI and SSI a letter of Ernst & Young LLP, dated a date within two business days before the date on which the Form S-4 shall become effective and addressed to each of the Contributing Companies, in form and substance reasonably satisfactory to STI and SSI and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

     5.6 Prospectus/Proxy Statement. VERITAS will mail to its stockholders in a timely manner, for the purpose of considering and voting upon the Merger and the Seagate Transaction at the VERITAS Stockholders Meeting, the Prospectus/Proxy Statement in the Form S-4. VERITAS and Newco will prepare and file the Prospectus/Proxy Statement with the SEC as promptly as practicable, and each will use its respective best reasonable efforts to cause the Form S-4 to become effective as soon after such filing as practicable. In this regard, VERITAS and Newco will advise STI and SSI promptly as to the time at which the Form S-4 becomes effective and of the issuance by the SEC of any stop order suspending the effectiveness of the Form S-4 or the initiation of any proceedings for such purpose and each will use its respective reasonable best efforts to prevent the issuance of any stop order and to obtain as soon as possible the lifting thereof, if issued. Until the Effective Time, VERITAS and Newco will advise STI and SSI promptly of any requirement of the SEC for any amendment or supplement of the Form S-4 or for additional information, and will not at any time file any amendment of or supplement to the prospectus contained therein (or to the prospectus filled pursuant to Rule 424(b) of the SEC) (the "PROSPECTUS") which shall not have been previously submitted to STI and SSI in reasonable time prior to the proposed filing thereof or to which STI or SSI shall reasonably object or which is not in compliance in all material respects with the Securities Act and the rules and regulations issued by the SEC thereunder. None of the information relating to VERITAS or Newco (or, to VERITAS' or Newco's knowledge, any other person, contained in any document, certificate or other writing furnished or to be furnished by VERITAS) included in (i) the Prospectus/Proxy Statement by Newco and/or VERITAS at the time the Prospectus/Proxy Statement is mailed or at the time of the meeting of VERITAS stockholders to vote on the Merger and the Seagate Transaction or at the Effective Time, as then amended or supplemented, or (ii) the Form S-4 at the time the Form S-4 becomes effective, as then amended or supplemented, will contain any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading or necessary to correct any statement which has become false or misleading in any earlier communication with respect to the solicitation of proxies for the VERITAS Stockholder Meeting. From and after the date the Form S-4 becomes effective and until the Effective Time, if any event known to VERITAS or Newco occurs as a result of which the Prospectus/Proxy Statement would include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or if it is necessary at any time to amend the Form S-4 or the Prospectus/Proxy Statement to comply with the Securities Act, VERITAS and Newco will promptly notify STI and SSI and will prepare an amended or supplemented Form S-4 or Prospectus/Proxy Statement which will correct such statement or omission and will use its reasonable best efforts to cause any such amendment to become effective as promptly as possible. The Prospectus/Proxy Statement, as it relates to VERITAS and Newco, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder in effect at the time the Prospectus/Proxy Statement is mailed.

     5.7 State Securities Law Compliance. VERITAS and Newco shall use their respective reasonable best efforts to (i) qualify the Newco Common Stock to be issued pursuant to the Merger and the Seagate Transaction under the state securities or "blue sky" laws of every jurisdiction of the United States in which (a) any registered stockholder of VERITAS has an address on the records of VERITAS' transfer agent on the record date for determining the VERITAS stockholders entitled to notice of and to vote on the Merger and the Seagate Transaction or any other party receiving Newco securities hereunder resides and (b) a Nasdaq Stock Market or other exemption from the qualification requirements under such laws is unavailable, and (ii) qualify the Newco Options to be granted upon cancellation of the Canceled SSI Options to be assumed by VERITAS pursuant hereto under the state securities or "blue sky" laws of every jurisdiction of the United States in which (a) the records of VERITAS, STI, or SSI, as of the Effective Time, indicate that a holder of such options resides and (b) a Nasdaq Stock Market or other exemption from the qualification requirements under such laws is unavailable.

     5.8 Regulatory Approvals. As promptly as reasonably practicable, VERITAS and Newco will execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any governmental body, federal, state, local or foreign which may be reasonably required, or which they may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. VERITAS and Newco will each use its respective reasonable efforts to promptly obtain all such authorizations, approvals and consents and will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, approvals, and consents.

     5.9 Necessary Consents. VERITAS and Newco will each use its respective reasonable efforts to obtain such written consents under the Material VERITAS Contracts and to take such other actions as may be necessary or appropriate to allow the consummation of the transactions contemplated hereby and to allow VERITAS and Newco to carry on VERITAS' business and the Group Business after the Effective Time.

     5.10 Access to Information. From October 5, 1998 until the Effective Time, VERITAS and Newco will allow the Contributing Companies and their agents reasonable access to the files, books, records, technology and offices of VERITAS or Newco reasonably requested by the Contributing Companies including, without limitation, any and all information relating to Taxes, commitments, contracts, leases, licenses and real, personal, intellectual and intangible property and financial condition. VERITAS will use its reasonable efforts to cause its accountants to cooperate with the Contributing Companies and their agents in making available to such parties all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all Tax returns and financial statements prepared or audited by such accountants. No information or knowledge obtained by any party hereto in any investigation pursuant to this Section will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger and the Seagate Transaction. All information obtained by the Contributing Companies or their agents pursuant to this Section shall be kept confidential in accordance with the Nondisclosure Agreement.

     5.11 Books and Records. If, in order properly to prepare documents required to be filed with governmental authorities (including taxing authorities) or its financial statements, it is necessary that any party hereto be furnished with additional information relating to the Group Assets, and such information is in the possession of Newco or VERITAS, then VERITAS and Newco on behalf of themselves and each member of the

VERITAS Group agree to use their good faith efforts to promptly furnish such information to the party needing such information, at VERITAS' cost and expense. This Section 5.11 shall survive Closing for two years except for records relating to preparation of and audit of tax returns, for which this Section 5.11 will survive until the expiration of the applicable Tax statute of limitations.

     5.12 Transitional Support. As soon as feasible after the date hereof, VERITAS and Newco shall use good faith, commercially reasonable efforts to negotiate the Transition Services Agreement.

     5.13 Development Agreement and Cross-License Agreement. The Development Agreement and Cross-License Agreement shall be effective as of the Effective Time.

     5.14 Satisfaction of Conditions Precedent. VERITAS and Newco will each use its respective reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 7 and to cause the Merger and the Seagate Transaction and the other transactions contemplated by this Agreement to be consummated. Without limiting the foregoing, in connection with the agreements to be reached by the parties after October 5, 1998 and prior to the Effective Time, the parties agree to negotiate in good faith to reach agreement on all matters to be included in such agreements promptly after the signing of this Agreement.

     5.15 Voting Agreement. VERITAS will use its reasonable efforts to obtain Voting Agreements in the form attached as Exhibit 5.15A (the "VOTING AGREEMENT"), executed by the VERITAS affiliates listed on Exhibit 5.15B.

     5.16  VERITAS Employee Plans and Benefit Arrangements.

        (a) Newco will adopt the VERITAS Benefit Arrangements and VERITAS Employee Plans and will use reasonable efforts to provide the VERITAS Benefit Arrangements and VERITAS Employee Plans to the transferring Employees as is provided to VERITAS' employees who are similarly situated as soon as practicable. To the extent that Newco does not have VERITAS Benefit Arrangements and VERITAS Employee Plans in effect in a jurisdiction where there are transferring Employees, Newco shall adopt plans providing comparable benefits to the Group Employee plans for said transferring Employees. From and after the Effective Time Newco shall provide all transferring Employees with the opportunity to participate in any employee stock option or other incentive compensation plan of Newco and its affiliates on substantially the same terms and subject to substantially the same conditions as are available to similarly situated employees of VERITAS or Newco including beginning a new offering period beginning June 1, and ending on February 15, 2001 if necessary to permit transferring Employees to participate in Newco's employee stock purchase plan. Prior to the Effective Time, VERITAS, Newco and SSI shall mutually agree upon an integration plan relating to the Merger and the Seagate Transaction which shall include, among other things, provisions relating to compensation and other equity incentives for Employees. In addition, at the Effective Time, Newco shall enter into Key Employee Agreements (the form of which is attached hereto as Exhibit 4.17B) with the Key Employees who are identified on Exhibit 4.17A and on
Exhibit 5.16A attached hereto.

        (b) Waiting Periods, Premiums and Deductibles. Newco shall take all steps necessary to cause each VERITAS Benefit Arrangement and each VERITAS Employee Plan to waive any "waiting period" or other requirement with respect to duration of employment with Newco which would prevent a transferring Employee or beneficiary thereof who is otherwise eligible to participate in such VERITAS Employee Plan and

VERITAS Benefit Arrangement from participating in such VERITAS Employee Plan and VERITAS Benefit Arrangement immediately following the Effective Time. Newco shall pro rate any portion of a premium or deductible with respect to a VERITAS Employee Plan and VERITAS Benefit Arrangement for any transferring Employee or beneficiary thereof for any plan year that commenced prior to the Effective Time.

        (c) Recognition of Prior Service. Newco shall take all steps necessary to cause each VERITAS Employee Plan and VERITAS Benefit Arrangement to recognize each transferring Employee's length of service under comparable employee benefit plans maintained by Seagate for purposes of eligibility, participation, vesting and benefit accrual in such VERITAS Employee Plan and VERITAS Benefit Arrangement as if such transferring Employee had been employed by Newco for such period.

        (d) Waiver of Restrictions. Newco shall take all steps necessary to cause each VERITAS Employee Plan which is an "employee welfare benefit plan" under Section 3(1) of ERISA to waive any restrictions or limitations with respect to "pre-existing conditions" or prior medical history which would apply to transferring Employee or beneficiary thereof who is otherwise eligible to participate in such VERITAS Employee Plan and VERITAS Benefit Arrangement from participating in such plan or arrangement without restriction or limitation.

     5.17  Indemnification and Insurance -- VERITAS.

        (a) The Certificate of Incorporation and Bylaws of Newco and VERITAS shall contain the provisions with respect to indemnification and limitation of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of VERITAS on October 5, 1998, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of VERITAS, unless such modification is required by law.

        (b) From and after the Effective Time, Newco and VERITAS shall honor, in all respects, all of the indemnity agreements entered into prior to October 5, 1998 by VERITAS, with its respective officers and directors, whether or not such persons continue in their positions with Newco or VERITAS following the Effective Time. Following the Effective Time, VERITAS' form of indemnification agreement shall be adopted as the form of indemnification agreement for Newco and the VERITAS Surviving Corporation shall be afforded the opportunity to enter into such indemnification agreement, and shall be covered by such directors' and officers' liability insurance policies as Newco shall have in effect from time to time.

        (c) After the Effective Time, Newco and VERITAS will, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director or officer of VERITAS or any of its subsidiaries (collectively, for purposes of this Section 5.17(c), the "INDEMNIFIED PARTIES") against any costs or expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of VERITAS arising out of or pertaining to the transactions contemplated by this Agreement or the transactions contemplated hereby for a period of six years after October 5, 1998. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (a) any counsel retained for the defense of the Indemnified Parties for any period after the Effective Time will be reasonably satisfactory to the Indemnified Parties, (b) after the Effective Time, VERITAS will pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (c) VERITAS will cooperate in the defense of any such matter; provided, however, that VERITAS will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Indemnified Parties as a group may be defended by only one law firm (in addition to local counsel) with respect to any single action, unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

        (d) For the entire period from and after the Effective Time until at least six years after the Effective Time, Newco will cause VERITAS to use its commercially reasonable efforts to maintain in effect directors' and officers' liability insurance covering those persons who are currently covered by VERITAS' directors' and officers' liability insurance policy (a copy of which has been heretofore delivered or made available to Seagate) of at least the same coverage and amounts, containing terms that are no less advantageous with respect to claims arising at or before the Effective Time than VERITAS' policies in effect immediately prior to the Effective Time to those applicable to the then current directors and officers of Newco and VERITAS; provided, however, that in no event shall Newco or VERITAS be required to expend in excess of 150% of the annual premium currently paid by VERITAS for such coverage in which event Newco shall purchase such coverage as is available for such 150% of such annual premium.

        (e) Newco and VERITAS shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.17(e).

        (f) In the event Newco or VERITAS or any of their respective successors or assigns (a) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (b) transfers or conveys all or a substantial portion of its properties or assets to any person or entity, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.17(f), proper provision shall be made so that the successors and the assigns of Newco and VERITAS assume the obligations set forth in this Section 5.17.

        (g) The provisions of this Section 5.17 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each officer and director of VERITAS STI, SSI and the Contributed Company Group described in Sections 5.17 and his or her heirs and representatives.

     5.18  Indemnification and Insurance -- Employees.

        (a) The Certificate of Incorporation and Bylaws of Newco shall contain the provisions with respect to indemnification and limitation of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of VERITAS as of October 5, 1998, which provisions shall not be amended, repealed or otherwise modified for a period of ten years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of (i) the Contributed Companies or (ii) of SSI (A) to the extent involved in the

Group Business and (B) provided they become Employees, officers or directors of Newco ("GROUP PERSONS"), unless such modification is required by law.

        (b) From and after the Effective Time, Newco shall honor, in all respects, all of the indemnity agreements entered into prior to October 5, 1998 by SSI or any member of the Contributed Company Group with any Group Persons, whether or not such persons continue in their positions with Newco following the Effective Time. Following the Effective Time, VERITAS' form of indemnification agreement shall be adopted as the form of indemnification agreement for Newco and all continuing officers and directors of Newco shall be afforded the opportunity to enter into such indemnification agreement, and shall be covered by such directors' and officers' liability insurance policies as Newco shall have in effect from time to time.

        (c) After the Effective Time, Newco will, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, subject to Section 5.18(g), each of the Group Persons against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal administrative or investigative, to the extent arising out of or pertaining to any action or omission in his or her capacity as a director or officer of SSI or any of the Contributed Companies arising out of or pertaining to the transactions contemplated by this Agreement for a period of six years after the Closing Date. Notwithstanding the foregoing, the parties agree that claims against the Group Persons shall first be made against any directors' and officers' liability insurance, if any, then maintained by SSI or any of the Contributed Companies that provides coverage for such Group Persons. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (a) any counsel retained for the defense of the Group Persons for any period after the Effective Time will be reasonably satisfactory to the Group Persons, (b) after the Effective Time, Newco will, subject to Section 5.18(g), pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (c) Newco will cooperate in the defense of any such matter; provided, however, that Newco will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims will continue until the disposition of any and all such claims. The Group Persons as a group may be defended by only one law firm (in addition to local counsel) with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Group Persons.

        (d) Newco shall pay all expenses, including attorneys' fees, that may be incurred by any Group Persons in enforcing the indemnity and other obligations provided for their benefit in this Section 5.18.

        (e) In the event Newco or any of its respective successors or assigns
(i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or a substantial portion of its properties or assets to any person or entity, then, and in each such case, to the extent necessary to effectuate the purposes of this Section 5.18, proper provision shall be made so that the successors and the assigns of Newco assume the obligations set forth in this Section 5.18.

        (f) The provisions of this Section 5.18 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each of the Group Persons and his or her heirs and representatives.

        (g) Notwithstanding any provision of this Section 5.18 to the contrary, Newco shall not assume and shall have no Liability relating to claims made by Minority Holders or SSI optionees arising out of the repurchase, sale, exchange or cancellation of SSI capital stock or options in connection with the Seagate Transaction (other than its obligations under Section 1.3(a)(ii)) or specifically relating to matters arising out of the IMG business.

     5.19 Stockholder and Registration Rights Agreement. The Newco Common Stock to be issued in the Seagate Transaction to SSI shall be entitled to registration rights on Form S-3 as provided in the Registration Rights Agreement. As of the Effective Time, the Registration Rights Agreement shall be executed by Newco and the Stockholder Agreement shall be executed by Newco and VERITAS.

     5.20  No Other VERITAS Negotiations.

        (a) VERITAS shall, and shall cause its subsidiaries and its and their subsidiaries' officers, directors or employees or any investment bankers, attorneys or other advisors or representatives retained by any of them, to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any VERITAS Alternative Proposal (as defined below). From and after October 5, 1998 until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, VERITAS shall not, nor will it authorize or permit any of its subsidiaries or any of its or its subsidiaries' officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate or encourage the submission of any VERITAS Alternative Proposal, (ii) engage in discussions or negotiations regarding, provide non-public information with respect to, or take any other action intended, designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any VERITAS Alternative Proposal, (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement with any person with respect to any VERITAS Alternative Proposal, or
(iv) make or authorize any statement, recommendation or solicitation in support of any VERITAS Alternative Proposal. For purposes of this Agreement, "VERITAS ALTERNATIVE PROPOSAL" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) relating to any direct or indirect acquisition, sale or other disposition purchase of more than 20% of the assets of VERITAS and its subsidiaries or more than a 35% interest in the total outstanding voting securities of VERITAS or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 35% or more of the total outstanding voting securities of VERITAS or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving VERITAS, other than the transactions contemplated by this Agreement, provided, however, that no pending acquisition described in the VERITAS Disclosure Letter and no issuance of VERITAS Common Stock in connection therewith shall be considered a VERITAS Alternative Proposal.

        (b) Notwithstanding Section 5.20(a), prior to obtaining the approval of the stockholders of VERITAS of this Agreement and the Merger by the requisite vote under applicable law (the "VERITAS STOCKHOLDER APPROVAL"), VERITAS may in response to an unsolicited bona fide VERITAS Alternative Proposal, participate in discussions or negotiations with, furnish information to a third party making such proposal, make or authorize a statement or recommendation in support of solicitation of such proposal, or accept such proposal, if all of the following events shall have occurred: (w) such third party has made a bona fide written proposal to the Board of Directors of VERITAS to consummate a VERITAS Alternative Proposal which proposal identifies a price or range of values to be paid for the outstanding securities or assets of VERITAS and its subsidiaries,
(x) if consummated, after consultation with investment bankers of nationally recognized reputation, such Board of Directors has determined that it is reasonably likely to be financially more favorable to the stockholders of VERITAS than the terms of the transactions contemplated by this Agreement, (y) such Board of Directors has determined, after consultation with investment bankers of nationally recognized reputation, that such third party is financially capable of consummating such VERITAS Alternative Proposal; and (z) STI and SSI shall have been notified by VERITAS in writing of such VERITAS Alternative Proposal, including its principal financial and other material terms and conditions, including the identity of the person (and, if relevant, its Affiliates) making such proposal (it being understood that any amendment to the price, identity or material terms shall require an additional notice).

        (c) In addition to the obligations of VERITAS set forth in Section 5.20(a) and (b), VERITAS as promptly as practicable shall advise STI and SSI orally and in writing of any request for non-public information which VERITAS reasonably believes would lead to a VERITAS Alternative Proposal or of any VERITAS Alternative Proposal, the material terms and conditions of such request or VERITAS Alternative Proposal, and the identity of the person making any such request, VERITAS Alternative Proposal or inquiry. VERITAS will keep STI and SSI informed in all material respects of the status and details (including material amendments) of any such request or VERITAS Alternative Proposal.

 6. Closing Matters

     6.1  Closing. Subject to the termination of this Agreement as provided in
Section 9 below, the closing of the transactions contemplated by this Agreement (the "CLOSING") (i) will take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306 on a date and at a time to be mutually agreed upon by the parties, which date shall be as soon as practicable after the VERITAS Stockholders Meeting and SSI Stockholders Meeting and, in any event, no later than the third business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by SSI and VERITAS and (ii) will take place concurrently with the Effective Time.

     6.2 Conversion of VERITAS Common Stock. Each share of VERITAS Common Stock that is issued and outstanding immediately prior to the Effective Time will by virtue of the Merger and at the Effective Time, and without any further action on the part of VERITAS, Newco or any holder of VERITAS Common Stock, be converted into one share of validly issued, fully paid and nonassessable Newco Common Stock.

     6.3 Cancellation of SSI Options and Issuance of Newco Options. Newco, contingent on the consummation of the Seagate Transaction, shall offer to issue at the Closing to each Employee who has agreed to cancel his/her SSI Options and who will become a

Newco employee, that number of Newco Options as specified in and pursuant to the terms of Section 1.3(a)(ii).

 7. Conditions Precedent to Obligations of SSI and STI

     The obligations of STI, SSI and the other Contributing Companies hereunder are subject to the fulfillment or satisfaction on or before the Closing of each of the following conditions (any one or more of which may be waived by SSI on behalf of all said entities, but only in a writing signed by SSI):

     7.1 Accuracy of Representations and Warranties. The representations and warranties of VERITAS and Newco set forth in Section 3 (as qualified by the VERITAS Disclosure Letter) shall be true and accurate as of October 5, 1998 and on and as of the Effective Time with the same force and effect as if they had been made at the Effective Time, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), except, in all such cases, where such breaches of such representations and warranties, individually or in the aggregate, would not have resulted in, nor reasonably would be expected to result in, a Material Adverse Effect on VERITAS, and STI and SSI shall receive a certificate to such effect executed on behalf of VERITAS and Newco by a duly authorized officer of VERITAS and of Newco at the Effective Time.

     7.2 Covenants. VERITAS and Newco shall have performed and complied in all material respects with all of their respective covenants in this Agreement required to be complied with prior to the Effective Time; and STI and SSI shall receive a certificate to such effect executed by a duly authorized officer of VERITAS and of Newco at the Effective Time.

     7.3 Compliance with Law. There shall be no order, decree or ruling by any governmental agency which would prohibit or render illegal the transactions contemplated by this Agreement.

     7.4 Consents. There shall have been obtained on or before the Effective Time all permits, consents and authorizations, where the failure to obtain same would have resulted, or reasonably would be expected to result, in a Material Adverse Effect on VERITAS.

     7.5 Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop-order and the Prospectus/Proxy Statement shall on the Effective Time not be subject to any proceedings commenced or overtly threatened by the SEC.

     7.6 Opinion of VERITAS and Newco's Counsel. SSI shall have received from Fenwick & West LLP, counsel to VERITAS and Newco, an opinion in a form reasonably acceptable to SSI and its counsel, with such assumptions and qualifications as are customary for such opinions.

     7.7 VERITAS Stockholder Approval. The principal terms of this Agreement, the Merger and the Seagate Transaction shall have been approved and adopted by the VERITAS stockholders in accordance with the Delaware Law and VERITAS' Certificate of Incorporation and Bylaws.

     7.8 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger or the Seagate Transaction shall have been issued by any federal or state court and remain in effect.

     7.9 Tax Opinion. STI and SSI shall have received an opinion in form and substance satisfactory to them, from their respective counsel, to the effect that the Seagate Transaction will be treated as a tax-free transfer of property to Newco by them governed by Section 351 of the Internal Revenue Code, provided that if their counsel does not render such opinion, this condition shall nonetheless be deemed satisfied, if counsel to VERITAS and Newco renders such opinion in form and substance reasonably acceptable to them. The parties shall make representations reasonably requested by counsel related to said tax opinion, which representations may be relied upon by the counsel providing the opinion, and the opinion may contain such assumptions and qualifications as are customary for such opinions.

     7.10 Election of The Contributing Companies Designees to the Board of Directors of Newco. The Board of Directors of Newco shall have taken appropriate action to elect Gregory B. Kerfoot, Stephen J. Luczo and Terence R. Cunningham to the Board of Directors of Newco, effective upon the Effective Time.

     7.11 Nasdaq Listing. The Newco Common Stock to be issued in the Merger and in the Seagate Transaction shall have been approved for quotation on the Nasdaq Stock Market, subject to notice of issuance.

     7.12 Incorporation of New Delaware Company. Newco shall have formed Merger Sub prior to the Effective Time, and Newco and Merger Sub shall be duly organized, validly existing and in good standing under the laws of Delaware and such corporations shall not have engaged in any business activities during the period from incorporation to the Effective Time. SSI, at the Effective Time, shall receive a certificate to such effect signed by Newco incorporator on behalf of Newco.

     7.13 HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to transactions contemplated hereby shall have expired or shall have been terminated.

     7.14 No Order. No non-U.S., United States or state governmental authority or other agency or commission or United States or state, federal or international court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, decree, executive order, or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; provided, however, that the parties hereto shall use their reasonable best efforts to have any such order or injunction vacated as soon as practicable.

     7.15 Ancillary Agreements. VERITAS and Newco shall have executed and delivered counterparts of each of the following Ancillary Agreements to which they are a party: (i) the Stockholder Agreement; (ii) the Registration Rights Agreement; and (iii) the Transition Services Agreement.

     7.16 Stockholder Approval. The Seagate Transaction shall have been approved by the requisite vote under applicable law by the stockholders of SSI.

     7.17 Delivery of Newco Shares. Newco shall have delivered the First SSI Certificate to SSI.

 8. Conditions Precedent to Obligations of VERITAS and NEWCO

     The obligations of VERITAS, Merger Sub and Newco hereunder are subject to the fulfillment or satisfaction on or before the Closing of each of the following conditions (any one or more of which may be waived by VERITAS on behalf of all such parties, but only in a writing signed by VERITAS):

     8.1 Accuracy of Representations and Warranties. The representations and warranties of SSI and STI set forth in Section 2 (as qualified by the SSI Disclosure Letter) shall be true and accurate on October 5, 1998 and on and as of the Effective Time, with the same force and effect as if they has been made at the Effective Time, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), except, in all such cases, where such breaches of such representations and warranties, individually or in the aggregate, would not have resulted in, nor reasonably would be expected to result in, a Material Adverse Effect on the Group Business, and VERITAS shall receive a certificate to such effect executed on behalf of SSI by a duly authorized officer of SSI.

     8.2 Covenants. The Contributing Companies and the Contributed Companies shall have performed and complied in all material respects with all of their respective covenants in this Agreement required to be complied with prior to the Effective Time; and VERITAS shall receive a certificate to such effect signed on behalf of SSI by a duly authorized officer of SSI.

     8.3 Compliance with Law. There shall be no order, decree or ruling by any court or governmental agency which would prohibit or render illegal the transactions contemplated by this Agreement.

     8.4 Consents. There shall have been obtained on or before the Effective Time all permits, consents and authorizations, where the failure to obtain same would have resulted, or reasonably would be expected to result, in a Material Adverse Effect on the Group Business.

     8.5 Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order and the Prospectus/Proxy Statement shall at the Effective Time not be subject to any proceedings commenced or overtly threatened by the SEC.

     8.6 Opinion of Counsel to STI and SSI. VERITAS shall have received from Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Contributing Companies, an opinion in form reasonably acceptable to VERITAS, with such assumptions and qualifications as are customary for such opinions.

     8.7 VERITAS Stockholder Approval. The principal terms of this Agreement, the Merger and the Seagate Transaction shall have been approved and adopted by the VERITAS stockholders in accordance with applicable law and VERITAS' Certificate of Incorporation and Bylaws.

     8.8 SSI Corporate Approvals. The principal terms of this Agreement and the Seagate Transaction (including the contribution and transfer of the Contributed Assets) shall have been approved and adopted by the SSI Stockholders in accordance with applicable law and its Certificate of Incorporation and Bylaws.

     8.9 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any federal or state court and remain in effect.

     8.10 Tax Opinion. VERITAS and Newco shall have received an opinion in form and substance satisfactory to them from their counsel, to the effect that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code, provided that if the counsel to VERITAS and Newco does not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to SSI and STI renders such opinion to such parties in form and substance reasonably acceptable to them. The parties shall make representations reasonably requested by counsel related to said tax opinion, which representations may be relied upon by the counsel providing said opinion, with such qualifications as are customary for such opinions.

     8.11 HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

     8.12 No Order. No non-U.S., United States or state governmental authority or other agency or commission or United States or state or federal or international court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, decree, executive order, or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions; provided, however, that the parties hereto shall use their reasonable best efforts to have any such order or injunction vacated, as soon as practicable.

     8.13 Ancillary Agreements. The Contributing Companies shall have executed and delivered counterparts of each of the following Ancillary Agreements to which they are a party: (i) the Stockholder Agreement; (ii) the Registration Rights Agreement; and (iii) the Transition Services Agreement.

     8.14 Sufficiency of Assets. VERITAS and Newco shall be reasonably satisfied that there has been no breach of the representation set forth in the second sentence of Section 2.22 and that the Contributed Stock and Assets shall have been duly transferred and delivered to Newco as required by this Agreement.

     8.15 Intellectual Property Assignments. Newco shall have received from the Contributing Companies assignments of the Contributing Companies' right, title and interest in the following Intellectual Property Rights included in the Contributed Assets: (i) patents on disc operating system backup and recovery system and on data back-up restore for a computer network (the "PATENT ASSIGNMENT"); (ii) the "Backup Exec" registered trademark (the "TRADEMARK ASSIGNMENT"); and (iii) the copyright on Back-up Exec (the "COPYRIGHT ASSIGNMENT", and, together with the Intellectual Property Rights in clauses (i) and (ii), collectively, the "CORE IP"), each duly executed on behalf of said company and notarized, and in a form reasonably acceptable to VERITAS and acceptable for recording with the United States Copyright Office or the United States Patent and Trademark Office, as applicable. In addition, the Contributing Companies shall have taken such steps in causing the registration of copyrights in the Core IP and the recordation of any previous assignments in the chain of title for the Core IP which are necessary to enable Newco to record the Core IP assignments.

     8.16 Modification of Joint Contributed Agreements. A mutually acceptable arrangement between SSI and Newco and, if required, the other parties thereto shall have been reached with respect to the treatment of the Joint Contributed Agreements, for example with distributors who distribute both Group Products and the products of any other business of the Contributing Companies or their subsidiaries, such that Newco, SSI and its subsidiaries including IMG shall receive payments with respect to Group Products and other products, respectively, as the case may be, and the appropriate party shall be responsible for price protection, accumulated rebate credits, product returns, warranty support and similar Liabilities.

 9. Termination of Agreement

     9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of VERITAS or SSI:

        (a) by mutual written agreement of SSI, STI and VERITAS;

        (b) by SSI or STI, if there has been a breach by VERITAS or Newco of any representation or warranty set forth in this Agreement on the part of VERITAS or Newco, and, as a result of such breach, the conditions set forth in Section 7.1 would not then be satisfied and such breach is not cured within thirty (30) days after notice thereof from SSI to VERITAS (except that no cure period shall be provided for a breach by VERITAS or Newco which by its nature cannot be cured);

        (c) by SSI or STI, if there has been a breach by VERITAS or Newco of any covenant or agreement set forth in this Agreement on their part to be performed and as a result of such breach, the conditions set forth in Section 7.2 would not then be satisfied and such breach is not cured, within thirty (30) days after written notice thereof from SSI to VERITAS (except that no cure period shall be provided for a breach by VERITAS or Newco which by its nature cannot be cured);

        (d) by VERITAS, if there has been a breach by STI or SSI of any representation or warranty set forth in this Agreement on their part, and as a result of such breach, the conditions set forth in Section 8.1 would not then be satisfied and such breach is not cured within thirty (30) days after written notice thereof from VERITAS to SSI (except that no cure period shall be provided for a breach by STI or SSI which by its nature cannot be cured);

        (e) by VERITAS, if there has been a breach by STI or SSI of any covenant or agreement set forth in this Agreement on their part to be performed, and as a result of such breach, the conditions set forth in Section 8.2 would not then be satisfied and such breach is not cured within thirty (30) days after written notice thereof from VERITAS to SSI (except that no cure period shall be provided for a breach by STI or SSI which by its nature cannot be cured);

        (f) by VERITAS or STI or SSI, if the Merger and the Seagate Transaction shall not have been consummated on or before the Final Date for any reason, other than any wrongful action or failure to act or as a result of a breach of this Agreement or any Ancillary Document by the terminating party;

        (g) by VERITAS or STI or SSI, if a permanent injunction or other order by any federal or state court would make illegal or otherwise restrain or prohibit the consummation of the Merger and/or the Seagate Transaction shall have been issued and shall have become final and nonappealable;

        (h) by VERITAS or STI or SSI, if the stockholders of VERITAS do not approve the Merger and/or the Seagate Transaction at a duly convened VERITAS stockholders meeting or any adjournment thereof by reason of the failure to obtain the required vote (a "VERITAS STOCKHOLDER REJECTION"); provided, that the right to terminate this Agreement under this Subsection (h) shall not be available to VERITAS where the failure to obtain VERITAS stockholder approval shall have been caused by any breach of this Agreement or any Ancillary Document by VERITAS;

        (i) by STI or SSI, if (a) the Board of Directors of VERITAS shall have withdrawn (or modified in a manner adverse to the VERITAS Stockholder Approval or the consummation of the Merger and/or the Seagate Transaction) its approval or recommendation of the Merger, the Seagate Transaction or this Agreement, (b) VERITAS shall have failed to include in the Proxy Statement/Prospectus the recommendation of the Board of Directors of VERITAS in favor of approval of the Merger, the Seagate Transaction, or this Agreement, (c) the Board of Directors of VERITAS shall have recommended or shall have approved any VERITAS Alternative Proposal, or (d) the Board of Directors of VERITAS shall have resolved to do any of the foregoing (collectively a "CHANGE IN VERITAS BOARD RECOMMENDATION"); or

        (j) by VERITAS, STI or SSI at any time prior to the VERITAS Stockholder Approval, if the Board of Directors of VERITAS shall have recommended or accepted a VERITAS Alternative Proposal provided that VERITAS is not in breach of Section 5.20.

     As used herein, the "FINAL DATE" shall be June 1, 1999, except that if the FTC or the DOJ issues a "second request" under the HSR Act, then the Final Date shall be extended to June 30, 1999; and except that if a temporary, preliminary or permanent injunction or other order by any Federal or state court which would prohibit or otherwise restrain consummation of the Merger and/or the Seagate Transaction shall have been issued and shall remain in effect on June 30, 1999, and such injunction shall not have become final and non-appealable, either party, by giving the other written notice thereof on or prior to June 30, 1999, may extend the time for consummation of the Merger and/or the Seagate Transaction up to and including the earlier of the date such injunction shall become final and non-appealable or July 31, 1999, so long as such party shall, at its own expense, use its reasonable best efforts to have such injunction dissolved.

     9.2  Notice of Termination. Any termination of this Agreement under Section
9.1 above will be effected by the delivery of notice of the terminating party to the other party hereto of such termination, specifying the grounds therefore.

     9.3 No Liability. Except as provided in Section 9.4 below, and termination of this Agreement in accordance with this Section 9 will be without further obligation or liability upon any party in favor of the other parties hereto other than the obligations contained in the Nondisclosure Agreement, which will survive termination of this Agreement; provided, however, that nothing herein will relieve any party from liability for any willful breach, misrepresentation or misconduct in connection with this Agreement.

     9.4  Breakup Fee.

        (a) If this Agreement is terminated by SSI or STI or VERITAS pursuant to
Section 9.1(h) as a result of a VERITAS Stockholder Rejection and prior to such rejection (i) an Alternative Proposal has not been publicly announced or otherwise publicly disclosed and not withdrawn, and (ii) no Change in Board Recommendation has occurred, then VERITAS shall promptly pay SSI and STI (by wire transfer or cashier's check) a nonrefundable fee equal to the actual reasonable legal, accounting and printing expenses incurred by STI, SSI, the Contributing Companies and/or the Contributed Company Group, but not exceeding $5 million, within three (3) business days following the delivery of an itemized list of such expenses by SSI and STI.

        (b) If this Agreement is terminated by SSI or STI or VERITAS (i) pursuant to Section 9.1(h) as a result of a VERITAS Stockholder Rejection after an Alternative Proposal has been publicly announced or otherwise publicly disclosed and not withdrawn, (ii) pursuant to Sections 9.1(i) or 9.1(j), then VERITAS shall promptly pay to SSI (by wire transfer or cashier's check) a nonrefundable fee equal to $50 million within ten (10) days following delivery of the notice of termination to or by SSI and STI pursuant to Section 9.2.

        (c) VERITAS acknowledges that the agreements contained in this Section
9.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of STI, SSI or NSMG would enter into this Agreement; accordingly, if VERITAS fails to timely pay the amounts due pursuant to this Section 9.4, and, in order to obtain such payment, STI or SSI commences a suit which results in a judgment against VERITAS for the amounts set forth in this Section 9.4 and such judgment is not set aside or reversed, VERITAS shall pay to STI or SSI their reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 9.4 at the prime rate of CitiBank in effect on the date such payment was required to be made.

10. Survival of Representations

     10.1 No Survival of Representations. Except as otherwise expressly provided herein, all representations, warranties and covenants other parties contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the parties to this Agreement, only until the Effective Time or any earlier termination of this Agreement in accordance with Section 9 above, whereupon such representations, warranties and covenants will expire (except for covenants and other provisions hereof that by their express terms survive for a longer period).

11. Indemnification

     11.1 Indemnification by SSI and STI. SSI and STI agree, notwithstanding any provision of Section 1.4 hereof to the contrary, to indemnify Newco and VERITAS against, and to hold Newco and VERITAS harmless from, all Loss arising out of any of the following (even if included in the Assumed Liabilities as otherwise being or allegedly being a Liability of one of the Contributed Companies or of the Contributed Subsidiaries):

        (a) all Liabilities to Minority Holders or Optionees arising out of the repurchase, sale or exchange of SSI capital stock or options in connection with the Seagate Transaction (other than a Newco Liability for failure to perform its obligations under Section 1.3(a)(ii) or the Newco Options issued pursuant thereto) or that arise from rights granted by SSI or STI to any Employees to require SSI or STI to repurchase shares of SSI capital stock upon termination of employment;

        (b) any of the Excluded Liabilities, except as may be provided in
Section 13;

        (c) any demand, claim, debt, suit, cause of action, arbitration, investigation or other proceeding made or asserted by any Contributing Company or any stockholder, creditor, or Affiliate of any Contributing Company or by any receiver or trustee in bankruptcy of any Contributing Company of the property or assets of any Contributing Company, asserting that the transfer of the Contributed Stock and Assets to Newco hereunder constitutes a fraudulent conveyance, fraudulent transfer or a preference under any applicable foreign, state or federal law, including but not limited to the United States Bankruptcy Code, or any breach by any Contributing Company of its representations and covenants in Section 1.4(e) hereof (the Heading of which is "No Fraudulent Conveyance") or any Liabilities related to non-compliance with bulk transfer laws in connection with the Seagate Transaction;

        (d) IMG;

        (e) any material Liability omitted from the Group Financial Statements that was required by GAAP to be included or reflected therein (collectively, the "OMITTED BALANCE SHEET LIABILITIES"), or any Tax Liability associated with the Contributed Company Group or the Group Business that STI or SSI is otherwise responsible for or required to indemnify for under Section 13 and which (i) are not reflected on any line item in the 1998 Group Balance Sheet; (ii) are not disclosed on Schedule 1.4(b)(i)(B) attached hereto; or (iii) are not incurred in the Conduct of the Group Business in the ordinary course after the Group Financial Statements Balance Sheet Date (collectively, the "UNFORESEEN TAX LIABILITIES"), to the extent the aggregate of such Omitted Balance Sheet Liabilities and Unforeseen Tax Liabilities exceed $5,000,000 (the "THRESHOLD AMOUNT"); and, notwithstanding anything in Section 13.4(a)(ii), neither STI nor SSI shall have any obligation to indemnify Newco under Section 13.4(a)(ii) until the Threshold Amount is so exceeded; and Newco shall pay any and all of the Omitted Balance Sheet Liabilities and Unforeseen Tax Liabilities until the aggregate of such payments of Omitted Balance Sheet Liabilities and Unforeseen Tax Liabilities equals the Threshold Amount; or

        (f) Any breach of the representation in the second sentence of Section
2.22 hereof (the heading of which is "Title to and Condition and Sufficiency of Group Assets").

     11.2 Time Limitations on Indemnification. Notwithstanding anything herein to the contrary, claims for indemnification under this Section 11 may be brought after the Closing and at any time prior to the expiration of the legal statute of limitations applicable to the subject matter of the claim underlying the claim for indemnification; provided that any claims under Section 11.1(e) or under Section 11.1(f) must be noticed within 60 days after conclusion of the first audit of Newco financial results following the Closing that includes the combined financial results of the Group Business and VERITAS (and in any event within twelve (12) months after the closing). To preserve a claim for indemnification under this Section 11, an indemnified party need only provide written notice in reasonable detail of such claim to SSI prior to the expiration of the applicable time limit (if any) described in the preceding sentence; and if an indemnified party provides such notice prior to the expiration of such time limit, such indemnified party may pursue such claim for indemnification after the expiration of such time limit.

     11.3 No Limitation on Other Rights. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common law remedies that Newco or any other indemnified party may have.

12. Employee Matters

     12.1  Right to Offer Employment.

        (a) Employees. Schedule 12.1 of the SSI Disclosure Letter contains a preliminary list (the "PRELIMINARY LIST") of each Contributed Company employee or consultant and each other employee or consultant of SSI, STI or the Group Business who works in, or provides services in connection with, the Group Business or any of the Group Assets (each an "EMPLOYEE"). Within twenty (20) days prior to the Effective Time, SSI shall deliver to Newco a final list of the Employees (the "FINAL LIST"), which list shall identify those Employees who are active Employees of the Group Business as of that date,

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

including those on vacation, sick leave, disability leave, family leave or personal leave of absence or who work full or part time, and which shall separately identify those Employees who are on a workers' compensation-related or disability leave. The Final List shall contain, with respect to each Employee, a true and accurate list of all locations at which Employees are working as of such date, together with the date of hire, location of employment, years of employment or service, current annual base salary or base wage, and of all other compensation arrangements for such Employees, including bonuses or other compensation arrangements. For purposes of this Agreement, "EMPLOYEES" means only those individuals (whether employees or consultants) included on such Final List.

        (b) Offers of Employment. Effective at the Effective Time, Newco shall offer to employ Employees on an "at-will" basis and subject to Newco's standard terms, conditions and policies of employment and the terms of this Agreement, and shall offer Employees (i) salary consistent with the salary earned by such Employees prior to the Effective Time but only to the extent such salary is not in excess of industry norms; and (ii) participation in incentive compensation arrangements, subject to Section 5.16 and consistent with the incentive compensation arrangements of employees of VERITAS in comparable positions. This
Section 12.1(b) shall not be construed to create any third party beneficiary rights or any other rights of any kind in any Employee and no Employee shall have any cause of action as a third party beneficiary. Such offers of employment that will be extended by Newco to Employees will be on the same basis of time commitment (full or part time) as such Employee was employed by immediately prior to the Effective Time. Unless the parties otherwise agree, on the date of the Closing, SSI and STI shall notify each Employee who accepts an offer of employment extended by Newco as of the Effective Time, in a writing reasonably satisfactory to Newco, that such Employee's employment with STI or any of its direct or indirect subsidiaries is then terminated. Neither SSI or STI may make offers of employment to any Employees. Notwithstanding the foregoing sentence, SSI or STI may make offers of employment to Employees at the Scotts Valley location other than the Oracle Developers; provided, however, that SSI or STI may make offers of employment to the Oracle Developers if Newco changes their place of employment from Scotts Valley, California.

        (c) Non-U.S. Employees. Subject to Section 11.1(a), Newco shall be responsible for any severance, any Liability arising out of failure to give requisite notice to any non-U.S. Employee or non-U.S. governmental agencies regarding possible employment transitions to Newco of the Employees or any other Liability arising out of the employment by Newco of, or the failure of Newco to employ any non-U.S. Employee.

     12.2  Termination of Employment.

        (a) SSI and STI agree to comply with the provisions of the WARN Act and any other federal, state or local statute or regulation regarding termination of employment, plant closing or layoffs and to perform all obligations required of SSI and/or STI with respect to the cessation of any operations of the Group Business or any other business of SSI and/or STI or their subsidiaries, or the termination, re-assignment, re-location or change in position of any Employee (or other employee of them) who does not accept Newco's offer of employment.

        (b) SSI and/or STI shall (i) provide continuation health care coverage to all Employees and their qualified beneficiaries who incur a qualifying event prior to the Effective Time or who do not accept Newco's offer of employment pursuant to Section 12.1(b) in accordance with the continuation health care coverage requirements of COBRA and (ii) provide COBRA continuation coverage to any former employee of the

Contributed Company Group who was previously employed in the Group Business (collectively, the "FORMER EMPLOYEES") and their qualified beneficiaries to whom, at the Effective Time, such continuation coverage was being provided or to whom SSI and STI are under an obligation to provide such continuation coverage at the election of such Former Employee or qualified beneficiary.

        (c) Employees (as defined in Section 12.1(a)) who are terminated by Newco within two days after the Effective Time (the "TERMINATED EMPLOYEES") shall be entitled to elect COBRA continuation coverage with the appropriate Contributing Company for themselves or their qualified beneficiaries, provided, however that Newco shall reimburse SSI for the cost of such COBRA continuation coverage in excess of the premiums paid to SSI by the terminated employees and their qualified beneficiaries.

     12.3 Cooperation. SSI and STI, VERITAS and Newco agree, for themselves and their affected subsidiaries, to cooperate fully with respect to the actions which are necessary or reasonably desirable to accomplish the transactions contemplated hereunder, including, without limitation, the provision of records and information as each may reasonably request and the making of all appropriate filings under ERISA and the Internal Revenue Code.

     12.4 Employees Who own SSI Capital Stock. With respect to the unvested but purchased shares of SSI Common Stock (the "83(B) SHARES") owned by Terrence Cunningham, Dave Krinker, Dave Hallmen and Dave Galiotto (collectively, the "83(B) EMPLOYEES"), immediately prior to the Effective Time, thirty-five percent (35%) of the unvested 83(b) Shares held by each such 83(b) Employee shall become vested and, accordingly, SSI's repurchase option with respect to such 83(b) Shares shall lapse. The remaining sixty-five percent (65%) of the unvested 83(b) Shares held by each such 83(b) Employee shall be repurchased by SSI pursuant to the terms of such 83(b) Employee's restricted stock purchase agreement (the "REPURCHASED SHARES"). In addition, immediately prior to the Effective Time, SSI shall grant each 83(b) Employee an option (the "NEW SSI OPTION") to purchase shares of SSI common stock which shall have the same aggregate "Spread" (as defined in the next sentence) as the Repurchased Shares. The Spread shall mean the difference between the fair market value of a share of the SSI Common Stock on the sixth day prior to the Effective Time and the exercise price per share of the option or an 83(b) Share. Each New SSI Option shall be subject to SSI's standard terms for stock option grants, shall initially be unvested but shall preserve the vesting schedule of the Repurchased Shares and shall be included by Newco in its option exchange offer to the Employees pursuant to Section 1.3(a)(ii) of this Agreement.

13. Tax Matters

     13.1 Transaction Taxes; Representation; Transaction Tax Indemnity. STI and/or SSI, on the one hand, and Newco, on the other, shall each bear half of the first $1,000,000 of Transaction Taxes (as defined below). Thereafter, STI and SSI shall be solely responsible for any and all sales, use, excise, value added, registration, stamp, property, documentary, transfer, withholding and similar taxes and levies, (including all real estate transfer taxes, but not any real estate transfer taxes that would be triggered as a result of a change in control of a corporation) incurred, or that may be payable to any taxing authority, with respect to the sale, transfer, or delivery of the Contributed Stock and Assets and the assumption of the Assumed Liabilities, including any sales or use tax imposed on Newco pursuant to Section 6812 of the California Revenue and Taxation Code (collectively, "TRANSACTION TAXES"). Newco and STI and SSI agree to cooperate in minimizing the amount of any such Taxes and in the filing of all necessary documentation and all Tax returns, reports and forms ("RETURNS") with respect to all such Taxes, including any available pre-sale filing procedures.

     13.2 No Limitation. Except as provided in Section 11, there shall be no limitation on the amount of a party's liability with respect to its indemnification obligations under Section 13; and, notwithstanding the provisions of Section 11.2, an indemnified party may assert any such indemnity claim at any time prior to expiration of the applicable Tax statutes of limitations applicable to the subject matter of the claim underlying the claim for indemnification under applicable law (including extensions).

     13.3 Treatment of Indemnity Payments. All payments made by Seagate or Newco, as the case may be, to or for the benefit of the other party pursuant to any indemnification obligations under this Agreement shall be treated for Tax purposes as adjustments to the value of the Contributed Stock and Contributed Assets, as capital contributions, or as appropriate, the satisfaction of a preexisting obligation and such treatment shall govern for purposes of this Agreement, unless there is a final determination as defined in Section 1313(a) of the Internal Revenue Code to the contrary, or any other event which conclusively established a contrary position.

     13.4  Indemnity for Taxes.

        (a) Except as otherwise provided in this Section 13 or Section 11, from and after the Closing, SSI and STI shall timely pay and indemnify and save Newco and its Affiliates harmless from any liability for, or arising out of or based upon, or relating to any Tax (including, without limitation, any obligation to contribute to the payment of a Tax determined on a consolidated basis with respect to a group of corporations that includes or included STI or SSI) (i) of STI or SSI or any member of the affiliated group of corporations (as defined in section 1504 of the Code) of which STI or SSI is a member (other than any member of the Contributed Company Group or with respect to any Tax relating to the income, business, assets, property or operations of the Group Business) for any taxable period or (ii) relating to the income, business, assets, property or operations of the Group Business or of the Contributed Company Group to the extent that such liability for Tax is not reflected in the SSI Disclosure Letter or the Group Financial Statements (irrespective of where it is reflected on the 1998 Group Balance Sheet), and is either (A) in respect of any taxable period that ends prior to the Group Financial Statements Balance Sheet Date or in respect of any taxable period that includes, but does not end on, the Group Financial Statements Balance Sheet Date, the portion of such period ending on the Group Financial Statements Balance Sheet Date or (B) with respect to an excess loss account in the stock of any Contributed Company or from a deferred intercompany transaction (other than among members of the Contributed Company Group) entered into prior to the Group Financial Statements Balance Sheet Date and is triggered as a result of the Contributed Company Group ceasing to be affiliated with STI or SSI. The indemnity provisions of this Section 13.4(a) shall not apply to Taxes attributable to a breach of, or inaccuracy in, Section 13.6(a).

        (b) Notwithstanding anything contained in this Section 13, STI and SSI shall not be obligated to indemnify Newco for any Tax (including, without limitation, any obligation to contribute to the payment of a Tax determined on a consolidated basis with respect to a group of corporations that includes or included STI or SSI) by reason of an election or deemed election (including any protective election) with respect to transactions described in this Agreement made or filed post-Closing by Newco or any member of the Contributed Companies under Section 338 of the Internal Revenue Code. Further, no

Section 338 election shall be made with respect to any of the transactions described in this Agreement.

        (c) Except to the extent otherwise provided in this Section 13, Newco shall timely pay and indemnify and save STI and its Affiliates harmless from any liability for, or arising out of or based upon or relating to any Tax (including, without limitation, any obligation to contribute to the payment of a Tax determined on a consolidated basis with respect to a group of corporations that includes or included STI or SSI) (i) relating to the income, business, assets, property or operations of the Group Business by Newco and its Affiliates or any member of the Contributed Company Group in respect of all taxable periods beginning after the Group Financial Statements Balance Sheet Date, or, in the case of any taxable period that includes but does not end on the Group Financial Statements Balance Sheet Date, the portion of such period commencing on the day following the Group Financial Statements Balance Sheet Date; and (ii) to the extent such liability for Tax is reflected in the Group Financial Statements (irrespective of where it is reflected on the 1998 Group Balance Sheet) or the SSI Disclosure Letter and such liability is for Tax relating to the income, business, assets, property or operations of the Group Business or of any member of the Contributed Company Group. Newco shall also be responsible for, shall pay and perform, and shall indemnify, defend and hold harmless the Contributing Companies from (i) those Tax indemnifications given to the former shareholders of On-Demand Software, Inc. by the Contributing Companies in connection with the sale of said company to NSMG (up to a maximum amount of $3,000,000), and (ii) Unforeseen Tax Liabilities for which Newco is responsible as provided in Section 11.1(e) (as determined without the limitations in Section 11.2).

     13.5  Other Tax Matters.

        (a) The Contributed Companies, the Contributing Companies, Newco and VERITAS will cooperate fully with each other in connection with the preparation of all returns and reports of Taxes, information returns, and all audit examinations of, or claims or assertions against, any member of the Contributed Company Group, in each case including but not limited to the furnishing or making available of records, books of account or other materials and appropriate personnel necessary or helpful to the defense against the assertions of any taxing authority. STI and SSI shall, within a reasonable time after the Effective Time but no later than 60 days prior to the deadline (including extensions) of any Tax return of Newco or its affiliates that includes the operations of the Group Business or the Contributed Company Group, use their best efforts to deliver to Newco a schedule listing the tax basis of each of the Contributed Stock and Assets.

        (b) Except as provided in Section 13.5(c), in the event and to the extent that STI or any member of an affiliated group of corporations (as defined in Section 1504 of the Internal Revenue Code) of which STI is a member (other than any member of the Contributed Company Group) receives a refund or credit of Taxes for any taxable period that ends prior to the Effective Time or in respect of any period that includes, but does not end on, the Effective Time, the portion of such period ending on the Effective Time (the "PRE-CLOSING PERIOD") which is attributable to the carry back of losses, credits or similar items from any Tax return of any member of the Contributed Company Group, and in any case, in respect of any taxable period that begins after the Effective Time or in respect of any period that includes, but does not end on the Effective Time, the portion of such period commencing on the day following the Effective Time (the "POST-CLOSING PERIOD"), STI shall pay to Newco, net of any additional Tax payable by STI or its Affiliates by reason of such carryback, the amount of such refund or credit (including any interest received thereon) or Tax reduction. In the event that any refund or credit of Taxes or Tax reductions for which a payment has been made pursuant to this
Section 13.5 subsequently is reduced or disallowed, the Contributed Companies and Newco shall indemnify and hold harmless STI and its Affiliates for any Tax liability, including interest and penalties, assessed by reason of such reduction or disallowance.

        (c) In the event that an indemnified party receives a refund or credit of Taxes for which it has been indemnified pursuant to Section 13.4 of this Agreement, such indemnified party agrees to pay to the indemnifying party the amount of such refund or credit (including any interest received thereon). In the event that any refund or credit of Taxes for which a payment has been made pursuant to this Section 13.5(c) subsequently is reduced or disallowed, the indemnifying party shall indemnify and hold harmless the indemnified party for any Tax liability, including interest and penalties, assessed by reason of such reduction or disallowance.

        (d) If any claim for Tax relating to the Group Business or the Contributed Company Group is asserted against STI or SSI or any Affiliate for any Pre-Closing Period, STI shall promptly notify Newco in writing of such fact. STI, SSI and their duly appointed representatives shall have the sole right to negotiate, resolve, settle or contest any such claim for Tax; provided, however, that they shall deal fairly and in good faith with respect to any claim for Tax which would require a payment by Newco to STI or its Affiliates under Section 13.4(c) and provided further, that with respect to any claim which would require a payment by Newco or have a Material Adverse Effect on the Group Business, no settlement will be agreed to without Newco's prior written consent. Such consent shall not be unreasonably withheld. If Newco fails to provide STI with written consent within 30 days of a written request from STI, and submits a written objection the procedures in Section 7(c) of the Tax Allocation Agreement dated as of April 4, 1996 (the "TAX ALLOCATION AGREEMENT") shall be applied. Newco shall bear the legal and accounting costs and expenses incurred in contesting a matter for which it has withheld its consent. If any claim for Tax relating to the Contributed Company Group for any Post-Closing Period comes to the attention of STI, STI will notify Newco promptly of such claims and will cooperate fully with Newco and the Contributed Company Group in the resolution of such claim. A failure to promptly notify pursuant to this Section 13.6(d) shall not preclude another party's indemnification obligation.

        (e) STI shall prepare any Tax returns (including any amendments thereto) of the members of the Contributed Company Group for all taxable periods that end, with respect to the Contributed Company Group, on or before the Effective Time (including any short period ending on the Effective Time) and which are due either before or after the Effective Time and shall deliver to Newco for signing by the appropriate party and filing, any Tax returns of the members of the Contributed Company Group (including any amendments thereto) with respect to any such period that have not been filed prior to the Effective Time. STI shall deliver any such tax return or the portion thereof relating to the Group Business to Newco at least fifteen days prior to the date such tax return is due to be filed (taking into account any applicable extensions). STI shall report for federal income tax purposes the operations of the Group Business and the Contributed Company Group for any short period ending on the Effective Time, and shall be responsible for the filing of, the consolidated tax returns of STI's consolidated group which will include the income of the Group Business and the Contributed Company Group through the Effective Time and Newco will pay to STI any amounts relating to such tax returns required by Section 13.4(c) prior to the filing of such tax returns. In order appropriately to apportion any taxes relating to a period that includes (but that would not, but for this

Section 13.5(e) end on the Effective Time), the parties hereto will, to the extent permitted by applicable law, elect with the relevant taxing authority to treat for all purposes the Effective Time as the last day of a taxable period of any member of the Contributed Company Group. STI shall, in respect of such returns, and Newco and the Contributed Company Group for returns with respect to the Post-Closing Period shall determine the income, gain, expenses, losses, deductions and credits of the Group Business and the Contributed Company Group in a manner (i) consistent with prior practice and actual operations in a manner that apportions such income, gain, expenses, loss, deductions and credits equitably from period to period and (ii) consistent with prior years. STI and SSI shall not pay a "FSC" commission with respect to the Group Business without the prior written consent of Newco.

        (f) The tax returns described in Section 13.5(e) shall be prepared in accordance with the Tax Allocation Agreement except to the extent it is inconsistent with Section 13.5(e). In addition, the parties agree that for the taxable periods the Contributed Companies are included in a consolidated return with STI or SSI, the parties will compensate each other for the use of losses and credits in the amounts determined in accordance with the Tax Allocation Agreement. The provisions of this Section 13 with respect to the consolidated groups or consolidated returns that include STI or SSI or their Affiliates other than a Contributed Company shall apply mutatis mutandis with respect to combined or unitary groups or returns thereof.

        (g) Newco, STI and SSI shall make payments of estimated taxes (including amounts due with extensions) for which they are responsible under this agreement in accordance with the Tax Allocation Agreement. Any Tax which is due (including estimated Taxes) on or prior to the Effective Time and which is the responsibility of Newco, shall, in lieu of requiring a payment by Newco prior to the Effective Time, be satisfied by a payment out of the Group Assets or the Group Business or after payment of such Tax by STI or SSI through an increase in the account balances owed by the Group Business or the Contributed Companies to STI or SSI, which increase in the obligation will be satisfied by Newco subsequent to the Closing. A payment or indemnity obligation under this section 13 which is not made or satisfied when due shall accrue interest at the rate of 6% compounded daily. Notwithstanding anything in this Section 13 to the contrary, a party shall not have to bear the cost of a Tax liability more than once (e.g. a payment of an estimated tax shall be credited against any payment due when the return is filed).

        (h) Except as provided in paragraph 13.5(e), for purposes of allocating a Tax for which a party is otherwise responsible under Section 13.4, the portion of those Taxes that are attributable to the operations of the Group Business or of any member of the Contributed Company Group for a relevant period (the "INTERIM PERIOD") shall be (i) in the case of a Tax that is not based on a net income, the total amount of such Tax for the Interim Period in question multiplied by a fraction, the numerator of which is the number of days in the Interim Period and the denominator of which is the total number of days in such period, and (ii) in the case of a Tax that is based on net income, the Tax that is due shall be an amount as equitably determined by the parties based upon a hypothetical closing of the books.

        (i) If Newco, a Contributed Company or any of their respective Affiliates receive any notice of the assertion of any Tax liability relating to a member of the Contributed Company Group for which STI or SSI may be liable under this Agreement, Newco shall give prompt written notice thereof to STI or SSI. A failure to promptly notify pursuant to this paragraph shall not preclude another party's indemnification obligation.

        (j) After the Closing, Newco and the Contributed Companies will provide reasonable access to all relevant Newco and the Contributed Company Group relevant books, records, agreements and memoranda, and provide such assistance to STI and SSI as STI, SSI and their Affiliates shall reasonably request, with respect to any federal, foreign, state or local Tax matters pertaining to the members of the Contributed Company Group for taxable periods or transactions on or prior to the Effective Time. Newco will notify STI prior to disposition of such Tax records, if such disposition will take place within ten years after the Effective Time.

        (k) Notwithstanding anything in this Agreement to the contrary, STI and Newco covenant and agree, (unless there has been a final determination as defined in Section 1313(a) of the Code or any other event which conclusively establishes a contrary position) for all Tax purposes including all Tax Returns and any Tax examinations, proceedings or controversies, to (and to cause any Affiliate or successor to their assets or businesses to) take each of the positions set forth below (and not to take any position inconsistent therewith) and to use good faith and reasonable best efforts to defend such positions:

             (i) The Merger (A) will qualify as a tax-free reorganization described in Section 368(a) of the Code and (B) when taken together with the Seagate Transaction, will qualify as a tax free transfer of the stock of VERITAS to Newco governed by Section 351(a) of the Code.

             (ii) The Seagate Transaction will qualify as a transfer of the Contributed Stock and Contributed Assets to Newco governed by Section 351(a) of the Code.

             (iii) None of the consideration issued in connection with the Seagate Transaction will be paid or issued for services or as a covenant not to compete.

        (l) STI and Newco agree to report to the other any communication from or with the Internal Revenue Service or any other Taxing Authority which relates in any way to the characterization of the transactions governed by this Agreement. Each of STI and Newco will file with its Federal income tax return for the taxable year in which the Merger and Seagate Transaction occurs (which tax return shall be timely filed) the information required by Treas. Reg.
sec. 1.351-3 and 1.368-3 and to provide each other upon request with a statement to the effect that such party has complied with this requirement after filing. STI, the Contributed Companies, and Newco also will maintain such permanent records as are required by Treas. Reg. sec.sec. 1.351-3(c) and 1.368-3.

     13.6  Seagate Transaction Items.

        (a) Newco and VERITAS covenant and represent that:

             (i) Newco and VERITAS have no plan or intention to permit or to cause VERITAS or any Contributed Company to be liquidated or to be merged with any other entity.

             (ii) Newco and VERITAS have no plan or intention to terminate the existence of Newco, VERITAS or any Contributed Company (including without limitation by merger).

             (iii) Newco and VERITAS have no plan or intention to cause or permit Newco to dispose of all or any portion of the stock of VERITAS or of any Contributed Company (including, without limitation, by merger) or the Contributed Assets, except in the ordinary course of business.

             (iv) After taking into account (and thus deeming shares to be issued as of the Effective Time) any planned or intended (as of October 5, 1998 or the Effective Time) issuances of Newco stock and the exercise of any Newco stock rights (including warrants, options, convertible instruments), the stockholders of VERITAS immediately prior to the transactions contemplated by this Agreement and SSI shall hold on the day after the Effective Time at least 80% of the voting stock of Newco and at least 80% of each class of non-voting stock of Newco. This representation shall be deemed made twice, assuming in the alternative that the Newco shares held by SSI are (A) voting stock and (B) non-voting stock.

             (v) Other than the possible repurchase of employee shares as a result of an obligation of SSI that may be assumed by Newco, VERITAS and Newco have no plan or intention to redeem or otherwise reacquire any stock to be issued in the transactions contemplated in this Agreement.

             (vi) VERITAS and Newco are not aware of any plan or intent on the part of the officers, directors and 5% or greater stockholders of VERITAS to dispose of any Newco shares issued in the Merger in a transaction undertaken in connection with this transaction.

             (vii) VERITAS and Newco are not "investment companies" within the meaning of section 351(e) of the Code and section 1.351-1(c)(1)(ii) of the regulations promulgated thereunder.

             (viii) With respect to matters not covered by Section 13.6(a)(i) through 13.6(a)(vii), Newco shall not take, or permit its Affiliates to take, any action within two years of the Effective Time which it (or its advisors actually participating or advising in the action) actually know (at the time of such action) will preclude the ability of the Seagate Transaction to qualify as a tax-free exchange under section 351(a) of the Code.

             (ix) VERITAS and Newco shall make such additional representations and covenants as SSI or its counsel shall reasonably request prior to the closing for purposes of establishing the qualification under Section 351 of the Seagate Transaction (including without limitation with respect to matters associated with the TeleBackup Transaction), provided such representations and covenants are in a form and substance reasonably satisfactory to VERITAS and Newco. Any such representations shall be considered to be part of this section 13.6(a).

        (b) The representations and covenants of this Section 13, Section 1.9 and Section 1.10 shall survive the Closing of the Seagate Transaction at the Effective Time and extend through the expiration of the applicable Tax statutes of limitations (including extensions).

14. Miscellaneous

     14.1 Governing Law. The internal laws of the State of California (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto, except that the fiduciary duties of the directors and managers of parties hereto and their Affiliates shall be governed by the law of the jurisdiction of such company's formation.

     14.2 Assignment; Binding Upon Successors and Assigns. None of the parties hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto; provided, however, that the sale or other transfer of the stock of any Contributing Company shall not be deemed an assignment provided that this

Agreement remains enforceable against the Contributing Company after such stock sale or transfer. Subject to the preceding sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     14.3 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provision.

     14.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all the parties reflected hereon as signatories.

     14.5 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other. The parties agree that specific performance is an appropriate remedy for a breach of their respective obligations under this Agreement.

     14.6 Amendment and Waivers. Any term or provision of this Agreement may be amended by the parties hereto at anytime by execution of an instrument in writing signed on behalf of each of STI, SSI and VERITAS. At any time prior to the Closing, the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party or parties to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. This Agreement may be amended by the parties hereto at any time before or after approval of such party's stockholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of a party's stockholders without obtaining such further approval.

     14.7 Expenses. Except as herein expressly provided to the contrary in this Agreement or the Ancillary Agreements, each party will bear its respective fees and expenses incurred with respect to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby; provided, however, that (i) SSI shall reimburse VERITAS upon the Closing for $300,000 of the cost incurred by VERITAS to print and file Form S-4 with respect to the Seagate Transaction; and (ii) upon Closing of the Merger and the Seagate Transaction, Newco shall pay 20% of the reasonable attorneys', accountants' and financial advisors' fees incurred by SSI and STI in connection with this Agreement.

     14.8 Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

     14.9 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        If to SSI/STI to:               Seagate Technology, Inc.
                                        and Seagate Software, Inc.
                                        920 Disc Drive
                                        Scotts Valley, CA 95066
                                        Attention: Thomas F. Mulvaney, Esq.
                                        Telecopier: (831) 438-6675
        With a copy to:                 Wilson, Sonsini, Goodrich & Rosati
                                        650 Page Mill Road
                                        Palo Alto, CA 94304
                                        Attention: Larry Sonsini, Esq.
                                        Telecopier: (650) 493-6811
        And if to VERITAS or VERITAS Software Corporation
        or Newco to:                    VERITAS Software Corporation
                                        1600 Plymouth Street
                                        Mountain View, CA 94043
                                        Attention: Chief Executive Officer
                                        Telecopier: (650) 335-8050
        With a copy to:                 Fenwick & West LLP
                                        Two Palo Alto Square
                                        Palo Alto, CA 94306
                                        Attention: Gordon K. Davidson, Esq.
                                        Telecopier: (650) 494-1417

     All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such copy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized overnight courier, on the business day following dispatch, and (d) in the case of mailing, on the third business day following such mailing.

     14.10 Construction of Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section or an exhibit will mean a Section in, or exhibit to, this Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

     14.11 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

     14.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

     14.13 Absence of Third Party Beneficiary Rights. Except as provided in Sections 5.17 and 5.18, no provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights of any kind in any holder of the stock of VERITAS, Newco, any Contributing Company or a member of the Contributed Company Group or any Employee, client, customer, Affiliate, stockholder, partner or any party hereto or any other person or entity, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement and no other person or entity shall have any cause of action as a third party beneficiary of this Agreement.

     14.14 Public Announcement. Upon execution of this Agreement, VERITAS and SSI promptly will issue a joint press release approved by both parties announcing the Merger and the Seagate Transaction. Thereafter, VERITAS or STI or SSI may issue such press releases, and make such other disclosures regarding the Merger and the Seagate Transaction, as they may each determine (after consultation with legal counsel) to be required under applicable securities laws or the rules of the Nasdaq Stock Market; VERITAS, SSI and STI shall confer with the other party prior to any press release or disclosure relating to the Merger or Seagate Transaction.

     14.15 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings.

        "1998 GROUP BALANCE SHEET" is defined in Section 2.4(c).

        "AFFILIATE" means, with respect to a specified person, any other person that directly or indirectly controls, is controlled by, or is under common control with, such specified person or which hold at least a 10% ownership interest in said person.

        "ANCILLARY AGREEMENTS" means, collectively, the Stockholder Agreement, the Registration Rights Agreement, the Bill of Transfer, the Development Agreement, the agreements relating to the Patent Assignment, the Copyright Assignment and the Trademark Assignment, the Transition Services Agreement, the Cross-License Agreement and the Voting Agreement (as such terms are defined herein).

        "ASSUMED LIABILITIES" is defined in Section 1.4(b)(i).

        "BILL OF TRANSFER" means the Bill of Transfer for the Contributed Assets (other than the Contributed Stock) to be executed and delivered by the holders of such Contributed Assets and Newco at the Effective Time in form mutually acceptable to SSI and Newco.

        "CANCELED SSI OPTION" is defined in Section 1.3(a)(ii).

        "CERTIFICATE OF MERGER" is defined in Recital A.

        "CHANGE IN VERITAS BOARD RECOMMENDATION" is defined in Section 9.1(i).

        "CLAIM ASSETS" shall mean all claims, security or similar deposits, rights to refunds, chooses in action, causes of action, rights of recovery or rights to damages, rights of set-off and other rights of recoupment (including without limitation any of the foregoing related to the payment of Taxes) to the extent arising out of the Conduct of the Group Business or directly related to any of the Group Assets.

        "CLOSING" has the meaning specified for such term in Section 6.1.

        "CLOSING GROUP ACCOUNT" is defined in Section 4.21.

        "COBRA" is defined in Section 2.8(c).

        "CONDUCT OF THE GROUP BUSINESS" means the conduct in all material respects of the Group Business as conducted on October 5, 1998 and at Closing.

        "CONDUCT OF THE VERITAS' BUSINESS" means the conduct in all material respects of the Group Business as conducted on October 5, 1998 and at Closing.

        "CONTRIBUTED ASSETS" shall mean those assets, including real property assets, that are owned, leased or licensed by the Contributing Companies that are (a) listed on Exhibit 14.15A attached hereto, (b) Intellectual Property Rights material to the production, development, support or marketing of the Group Products (subject to the provisions of Section 4.19), or (c) used primarily in the Group Business, and all Contributed Contracts to which any of the Contributing Companies is a party and subject to Section 4.15, all Financial Assets.

        "CONTRIBUTED COMPANIES" means Seagate Software Network & Storage Management Group, Inc., a Delaware corporation, Seagate Software Limited, a corporation formed under the laws of the United Kingdom, Seagate Software GmbH, a corporation formed under the laws of Germany, Seagate Software International Holdings Ltd., a limited liability company organized under the laws of the Cayman Islands, and Seagate Software Storage Management Group, Inc., a Delaware corporation, and Arcada Software Limited (U.K.), a corporation organized under the laws of the United Kingdom and Wales.

        "CONTRIBUTED COMPANY GROUP" means the Contributed Companies and the Contributed Subsidiaries.

        "CONTRIBUTED COMPANY PROPERTY" shall mean all of the assets, real, personal, tangible and intangible, owned, leased, licensed or otherwise held by any member of the Contributed Company Group.

        "CONTRIBUTED CONTRACTS" means all agreements, contracts, understandings, arrangements, commitments, mortgages, indentures, leases, licenses, permits, franchises, instruments, notes, bonds, indemnities, guarantees, loan agreements, credit agreements, representations, warranties, deeds, assignments, powers of attorney, certificates, purchase orders, work orders, insurance policies, benefit plans, covenants, assurances or undertakings of any nature (i) to which any of the Contributed Company Group is a party, or (ii) which are used in the Group Business including but not limited to those listed on Exhibit 14.15B attached hereto subject in the case of Joint Contributed Agreements to the provisions of Section 8.16. The Contributed Contracts do not include the Tax Allocation Agreement dated April 4, 1996 or the Intra-Company Revolving Loan Agreement, dated June 28, 1996.

        "CONTRIBUTED GROUP ALTERNATIVE PROPOSAL" is defined in Section 4.11(a).

        "CONTRIBUTED SUBSIDIARIES" means the direct or indirect subsidiaries of the Contributed Companies identified in Exhibit 14.15C attached hereto.

        "CONTRIBUTED STOCK" means all of the capital stock of the Contributed Companies.

        "CONTRIBUTED STOCK AND ASSETS" means the Contributed Stock and the Contributed Assets.

        "CONTRIBUTING COMPANIES" means STI, SSI and any other subsidiary of STI or SSI (other than the Contributed Companies) which may own any interest in the Contributed Stock and Assets to be conveyed to Newco or that is liable for any Assumed Liability to be assumed by Newco under the term of this Agreement.

        "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as an officer, director or partner, by contract or otherwise.

        "COPYRIGHT ASSIGNMENT" is defined in Section 8.15.

        "CORE IP" is defined in Section 8.15.

        "CROSS-LICENSE AGREEMENT" means the Cross-License and OEM Agreement signed by the parties on October 5, 1998 attached hereto as Exhibit 4.14B executed and delivered by Seagate Software Information Management Group, Inc., Newco and VERITAS simultaneously with this Agreement.

        "DISPOSAL," "RELEASE," and "THREATENED RELEASE" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. sec. 9601 et seq., as amended ("CERCLA").

        "DELAWARE LAW" means the Delaware General Corporation Law, as in effect from time to time.

        "DEVELOPMENT AGREEMENT" means the Development and License Agreement signed by the parties on October 5, 1998 attached hereto as Exhibit 4.14A executed and delivered by Newco, VERITAS and STI simultaneously with this Agreement.

        "DLJ" means Donaldson, Lufkin & Jenrette Securities Corporation.

        "DOLLARS" or "$" means U.S. dollars.

        "EFFECTIVE TIME" shall mean the effective time and date that the Certificate of Merger is deemed filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware Law.

        "EMPLOYEE" and "EMPLOYEES" has the meaning specified in Section 12.1(a).

        "EMPLOYEE BENEFIT PLAN" is defined in Section 2.8(a).

        "ENCUMBRANCE" means any pledge, lien, collateral assignment, security interest, mortgage, deed of trust, title retention, conditional sale or other security arrangement, or any charge, adverse claim of title, ownership or use, or any other encumbrance of any kind.

        "ENVIRONMENTAL DAMAGE" means any actual or alleged Liability (including without limitation Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or relating to (i) the presence, discharge, emission or release into the environment of any Hazardous Substance or (ii) facts or circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

        "ENVIRONMENTAL LAWS" means all federal, state, local and international laws and regulations relating to pollution, the protection of human health or the environment (including without limitation ambient air, surface water, ground water, land surface or subsurface strata), including without limitation laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rulings and regulations promulgated thereunder.

        "EXCHANGE ACT" is the Security Exchange Act of 1934, as amended.

        "EXCLUDED LIABILITIES" shall have the meaning defined for it in Section 1.4(b)(ii).

        "FINAL DATE" is defined in the last paragraph of Section 9.1.

        "FINAL LIST" is defined in Section 12.1(a).

        "FINANCIAL ASSETS" shall mean (i) all cash and cash equivalents of any of the Contributed Companies, Contributed Subsidiaries or Contributing Companies arising from or generated by the Group Business; (ii) any of the Contributed Companies or Contributed Subsidiaries and other Group Business accounts receivable, unbilled receivables, and other amounts receivable from or to third parties; (iii) all rights of any of the Contributed Companies or Contributed Subsidiaries of every nature and description under or arising out of all insurance policies of any of the Contributed Companies or Contributed Subsidiaries; (iv) all Claim Assets; and (v) the minute books, stock ledgers and Tax records of any of the Contributed Companies or Contributed Subsidiaries.

        "FIRST SSI CERTIFICATE" is defined in Section 1.3(a)(i).

        "FORM S-4" is defined in Section 1.14.

        "FORM S-8" is defined in Section 1.7.

        "FORMER EMPLOYEES" is defined in Section 12.2(b).

        "GAAP" means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

        "GOVERNMENTAL ANTITRUST AUTHORITY" means any federal, state, local or non-U.S. governmental or quasi-governmental authority charged with the administration or enforcement of antitrust, competition or merger control laws or regulations.

        "GOVERNMENTAL PERMITS" means all municipal, state, local, federal and other governmental franchises, permits, licenses, agreements, waivers and authorizations from, issued or granted by, any jurisdiction.

        "GROUP ASSETS" shall mean the Contributed Assets and all Contributed Company Property, considered collectively.

        "GROUP BENEFIT ARRANGEMENTS" is defined in Section 2.8(a).

        "GROUP BUSINESS" means the business of STI and its direct and indirect subsidiaries with respect to the Group Products, as reflected in the 1998 Group Balance Sheet, including without limitation the business of developing, manufacturing, marketing, licensing, distributing, using, operating, installing, servicing, supporting, maintaining, repairing or otherwise using or commercially exploiting all or any aspect of any or all of the Group Products or of any Intangible Assets or Intellectual Property Rights related to any of the Group Products.

        "GROUP EMPLOYEE PLANS" is defined in Section 2.8(a).

        "GROUP FINANCIAL STATEMENTS" has the meaning given in Section 2.4(c).

        "GROUP FINANCIAL STATEMENTS BALANCE SHEET DATE" is defined in Section 2.4(c).

        "GROUP GOVERNMENTAL PERMITS" means those Governmental Permits required for the Conduct of the Group Business (including without limitation the manufacture or sale of the Group Products) that are held by any member of the Contributed Company Group or held, in whole or in part, primarily by a Contributing Company and required for the Conduct of the Group Business, or necessary for the use or operation of any of the Group Assets (including without limitation the Real Property Assets) or the manufacture or sale of any of the Group Products, to the extent legally transferable in accordance with this Agreement.

        "GROUP PERMITTED ENCUMBRANCE" means Encumbrances (a) as disclosed as an encumbrance in Exhibit 14.15E attached hereto or in the Seagate SEC Documents filed prior to October 5, 1998, (b) Encumbrances for Liabilities reflected in the Group Financial Statements or the VERITAS Financial Statements as appropriate, (c) liens for taxes not yet delinquent, (d) liens imposed by law and incurred in the ordinary course of business to carriers, warehousemen, laborers, material men and the like not yet due and payable, (e) immaterial imperfections of title set forth in the SSI Disclosure Letter (f) Encumbrances which are not material in amount or which will not materially interfere with the use of the Group Assets for the Conduct of the Group Business.

        "GROUP PERSONS" is defined in Section 5.18(a).

        "GROUP PRODUCTS" means the software and other products listed in the Group product list attached hereto as Exhibit 14.15D marketed or sold by any member of the Contributed Company Group or the Contributing Companies and all software under development for or licensed by the Group Business (together with all derivative works, upgrades, modifications, enhancements and configurations of any of the foregoing now existing or under development and all software and components included in any configuration of any of the foregoing, and all development and QA tools, utilities and diagnostics used to develop any of the foregoing, in each case whether or not ever commercially offered or price-listed, and whether or not in development).

        "GROUP RESTRICTIVE AGREEMENTS" is defined in Section 2.23.

        "HAZARDOUS MATERIALS" means: (i) any pollutant, contaminant, toxic, hazardous or noxious substance or waste which is regulated by the laws of any state, local, federal or other governmental authority or jurisdiction, including but not limited to the State of Florida and the United States Government, and includes but is not limited to (a) any oil or petroleum compounds, flammable substances, explosives, radioactive materials, or any other materials or pollutants which pose a hazard to persons or cause any real property to be in violation of any Environmental Laws, (b) to the extent so regulated, asbestos or any asbestos-containing material of any kind or character, (c) polychlorinated biphenyls, as regulated by the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., (d) any material or substances designated as "hazardous substances" pursuant to (1)
Section 311 of the Clean Water Act, 33 U.S.C. sec. 1251 et seq., or (2) Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq., (e) "chemical substance," "new chemical substance," or "hazardous chemical substance or mixture" pursuant to Sections 3, 6 and 7 of the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., and
(f) any "hazardous waste" pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C. sec. 6901 et seq.

        "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "IMG" means the business of SSI that does not constitute the Group Business.

        "INDEMNIFIED PARTIES" is defined in Section 5.17(c).

        "INSOLVENCY ACTION" means, with respect to a person, any or all of the following: (i) the voluntary or involuntary filing, with respect to such person, of a petition for relief, or any other effort to seek relief, under any Insolvency Proceeding; (ii) such person or any of its assets otherwise becoming the subject of an Insolvency Proceeding; (iii) the formal or informal dissolution, liquidation or winding up of such person, or any efforts to initiate or carry out such dissolution, liquidation or winding up; (iv) the appointment of (or efforts or attempts to appoint) a receiver, liquidator, sequestrator, trustee, custodian or other similar officer with respect to such person or any part of its assets or properties; or (v) any composition of the indebtedness of such person or any assignment for the benefit of such person's creditors.

        "INSOLVENCY PROCEEDING" means any or all of the following actions, events or proceedings: (i) any voluntary or involuntary case, contested matter or other proceeding under the United States Bankruptcy Code, as amended, and any successor law or laws thereto; or (ii) any case, action or other proceeding under any bankruptcy, insolvency, debt reorganization or similar law (whether now or hereafter in effect) of any state, country or other jurisdiction.

        "INTANGIBLE ASSETS" means, collectively, all intangible assets, properties and rights required for the development of the Group Products, constituting software (in both source code and binary code form), technology, works of authorship, manuals, logbooks, notebooks, user's guides, programmers' notes, documentation, know-how, trade secrets and training materials (for both training of customers and of service personnel).

        "INTELLECTUAL PROPERTY RIGHTS" means, collectively, all of the following worldwide intangible legal rights including those existing or acquired by ownership, license or other legal operation, whether or not filed, perfected, registered or recorded and whether now or hereafter existing, filed, issued or acquired: (i) patents, patent applications, and patent rights, including any and all continuations, continuations-in-part, divisions, reissues, reexaminations or extensions thereof; (ii) inventions (whether patentable or not in any country), invention disclosures, industrial designs, improvements, trade secrets, proprietary information, know-how, technology and technical data; (iii) rights associated with works of authorship (including without limitation audiovisual works), including without limitation copyrights, copyright applications and copyright registrations, moral rights, mask work rights, mask work applications and mask work registrations; (iv) rights in trade secrets (including without limitation rights in Industrial Property, customer, vendor and prospect lists and all associated information or databases and other confidential or proprietary information), and all rights relating to the protection of the same including without limitation rights under nondisclosure agreements; (v) any other proprietary rights in technology, including software, all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including, without limitation, manuals, memoranda, records, business information, or trade marks, trade dress or names, anywhere in the world; (vi) any rights analogous to those set forth in the preceding clauses and any other proprietary rights relating to intangible property, including without limitation brand names, trademarks, service marks, trademark and service mark registrations and applications therefor, trade names, rights in trade dress and packaging and all goodwill associated with the same; and (vii) all rights to sue or make any claims for any past, present or future infringement, misappropriation or unauthorized use of any of the foregoing rights and the right to all income, royalties, damages and other payments that are now or may hereafter become due or payable with respect to any of the foregoing rights, including without limitation damages for past, present or future infringement, misappropriation or unauthorized use thereof; and (viii) rights under license agreements for the foregoing.

        "INTERCOMPANY ACCOUNTS" means the net amounts payable by or owing to the Group Business as of the Effective Time as a consequence of the Conduct of the Group Business, in the ordinary course, (i) pursuant to (a) the Tax Allocation Agreement dated, as of April 4, 1996 between STI and SSI, as amended, (b) the Intercompany Revolving Loan Agreement dated as of June 28, 1996 between STI and SSI as amended, (c) the general services agreement, all of which are between the Contributed Company Group, on the one hand, and STI and its direct or indirect subsidiaries (other than the Contributed Company Group) on the other hand, or
(ii) as a consequence of reimbursements by SSI or STI of amounts paid by them for the Conduct of the Business in the ordinary course; provided, however that in no event shall the Group Business be responsible for amounts attributable to the IMG business.

        "INTERIM PERIOD" is defined in Section 13.5(h).

        "INTERNAL REVENUE CODE" means the Internal Revenue Code of 1986, as amended, and the rulings and regulations promulgated thereunder.

        "JOINT CONTRIBUTED AGREEMENTS" is defined in Section 4.16.

        "KEY EMPLOYEES" means those individuals identified in Exhibits 4.17A and 5.16A attached hereto.

        "KEY EMPLOYEE AGREEMENTS" means the Key Employee Agreements in the form attached hereto as Exhibit 4.17B.

        "LIABILITIES" (or when used with reference to a single item described below, "LIABILITY") means debts, liabilities and obligations (whether pecuniary or not, including without limitation obligations to perform or forbear from performing acts or services), fines or penalties, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including without limitation those arising under any law, action or governmental order, liabilities for Taxes and those arising under any contract, agreement, arrangement, commitment or undertaking of any kind whatsoever (whether written or oral, express or implied), including, without limitation, those arising under any Contributed Contract.

        "LOSS" means and includes any and all Liability, loss, damage, claim, expense, cost, fine, fee, penalty, obligation, or injury, including, without limitation, those resulting from any and all claims, actions, suits, demands, assessments, investigations, judgments, orders, awards, arbitrations, settlements or other proceedings, together with reasonable costs and expenses, including the reasonable attorneys' and experts' fees, court costs, arbitration costs, filing fees and other legal costs and expenses relating thereto, together with interest accrued on each of the foregoing amounts from the date the same was incurred at the lower of (i) the prime rate charged from time to time by the Bank of America, N.T. & S.A. or
(ii) the highest rate of interest permitted under applicable law.

        "MATERIAL ADVERSE EFFECT ON NEWCO" means any event, change or effect would have a material adverse effect on the business, tangible and intangible assets, financial condition, and future operations of Newco and its subsidiaries, taken as a whole, after the Effective Time or prevent in any material respect Newco from taking the actions anticipated by this Agreement and the Ancillary Agreements to be taken by Newco and its subsidiaries on and after the Effective Time.

        "MATERIAL ADVERSE EFFECT ON THE GROUP BUSINESS" means any event, change or effect which would have a material adverse effect on the business, tangible and intangible assets, financial condition, and results of operations of the Group Business, taken as a whole, or prevent in any material respect the performance by SSI, STI, and their subsidiaries of the actions anticipated by this Agreement and the Ancillary Agreements to be taken by them on or before the Closing.

        "MATERIAL ADVERSE EFFECT ON VERITAS" means any event, change or effect would have a material adverse effect on the business, tangible and intangible assets, financial condition, and results of operations of VERITAS and the VERITAS Subsidiaries, taken as a whole, or prevent in any material respect the performance by VERITAS and its subsidiaries of the actions anticipated by this Agreement and the Ancillary Agreements to be taken by them on or before the Closing.

        "MATERIAL CONTRIBUTED CONTRACTS" is defined in the Preamble of Section 2.11.

        "MATERIAL VERITAS CONTRACTS" is defined in Section 3.11.

        "MERGER" is defined in Recital A.

        "MERGER SUB" is defined in Recital A.

        "MINORITY HOLDERS" means holders of shares of SSI other than STI.

        "MORGAN STANLEY ENGAGEMENT LETTER" is defined in Section 2.16.

        "MORGAN" means Morgan Stanley & Co.

        "MULTIEMPLOYER PLAN" is defined in Section 2.8(b).

        "MULTIPLE EMPLOYER PLAN" is defined in Section 2.8(b).

        "NEWCO COMMON STOCK" is defined in Recital A.

        "NEWCO OFFER" is defined in Recital A.

        "NEWCO OPTIONS" is defined in Recital A.

        "NEWCO PLANS" is defined in Section 1.6.

        "NEWCO RIGHTS AGREEMENT" is defined in Section 1.12.

        "NEWCO" means VERITAS Holding Corporation, a Delaware corporation.

        "NONDISCLOSURE AGREEMENT" is defined in Section 4.9.

        "NSMG" means Network & Storage Management Group, Inc., a Delaware corporation.

        "OMITTED BALANCE SHEET LIABILITIES" is defined in Section 11.1(e).

        "OPTIONEES" is defined in Recital A.

        "PATENT ASSIGNMENT" is defined in Section 8.15.

        "PERSON" means any individual, partnership, limited liability company, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

        "POST-CLOSING PERIOD" is defined in Section 13.5(b).

        "PRE-CLOSING PERIOD" is defined in Section 13.5(b).

        "PRELIMINARY LIST" is defined in Section 12.1(a).

        "PROSPECTUS" is defined in Section 5.6.

        "PROSPECTUS/PROXY STATEMENT" is defined in Section 1.14.

        "RATIOS" is defined in Section 1.3(a)(ii).

        "REAL PROPERTY ASSETS" shall mean all real property assets required for the Conduct of the Group Business.

        "REGISTRATION RIGHTS AGREEMENT" is defined in Section 4.18.

        "REPRESENTING SEAGATE ENTITIES" is defined in the Preamble of Section 2.

        "RETURNS" is defined in Section 13.1.

        "SEAGATE IP RIGHTS" is defined in Section 2.15(a).

        "SEAGATE IP RIGHTS AGREEMENTS" is defined in Section 2.15(c).

        "SEAGATE'S KNOWLEDGE" or "KNOWN TO SEAGATE." A particular fact or other matter shall be deemed to be within "Seagate's Knowledge" or "Known to Seagate" if any officer of SSI or a Contributed Company or any officer of STI responsible for the Group Business has current actual knowledge of such fact or other matter.

        "SEAGATE SEC DOCUMENTS" is defined in Section 2.4(a).

        "SEAGATE TRANSACTION" shall have the meaning described in Recital A hereto.

        "SEC" is the Securities and Exchange Commission.

        "SECURITIES ACT" is the Securities Act of 1933, as amended.

        "SOLVENT" shall mean, with respect to any person on a particular date, that on such date (a) the fair value of the property of such person is greater than the total amount of liabilities, including contingent liabilities, of such person; (b) the present fair salable value of the assets of such person is not less than the amount that will be required to pay the probable liability of such person on its debts as they become absolute and matured; (c) such person does not intend to, and does not believe that it will, incur debts or liabilities beyond such person's ability to pay as such debts and liabilities mature; and
(d) such person is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such person's property would constitute an unreasonably small capital. The amount of contingent liabilities (such as litigation, guarantees and pension plan liabilities) at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

        "SSI CONSOLIDATED FINANCIAL STATEMENTS" is defined in Section 2.4(b).

        "SSI CONSOLIDATED FINANCIAL STATEMENTS BALANCE SHEET" is defined in
Section 2.4(b).

        "SSI DISCLOSURE LETTER" means a letter dated as of October 5, 1998 and supplemented with the prior written consent of VERITAS at any time prior to the Closing, delivered by STI and SSI to Newco and VERITAS concurrently with the execution of this Agreement and certified by an officer of each of STI and SSI on behalf of each such entity, to be true, accurate and complete.

        "SSI OPTIONS" is defined in Section 2.2(a).

        "SSI PERCENTAGE INTEREST" means a fully diluted equity interest in Newco (taking into account all options, warrants and convertible debentures on an as-converted basis) equal to 100% less the VERITAS Percentage Interest.

        "SSI RATIO" is defined in Section 1.3(a)(ii).

        "SSI PER SHARE VALUE" is defined in Section 1.3(a)(ii).

        "SSI" means Seagate Software, Inc., a Delaware corporation.

        "STATEMENT NO. 5" is Statement of Financial Accounting Standard No. 5.

        "STOCK RIGHTS" is defined in Section 1.7.

        "STOCKHOLDER AGREEMENT" is defined in Section 4.18.

        "STI" means Seagate Technology, Inc., a Delaware corporation.

        "TAX" or "TAXES" means all taxes of any kind whatsoever (whether payable directly or by withholding), including without limitation franchise, income, gross receipts, personal property, real property, ad valorem, value added, sales, use, documentary, stamp, intangible personal property, withholding or other taxes, together with any interest and penalties, additions to tax or additional amounts with respect thereto imposed by any taxing authority.

        "TAX ALLOCATION AGREEMENT" is defined in Section 13.5(d).

        "TELEBACKUP TRANSACTION" means the acquisition by Newco of TeleBackup Systems, Inc., a Canadian company, pursuant to the terms of that certain Combination Agreement dated September 1, 1998 entered into between VERITAS and TeleBackup Systems, Inc. (the "TELEBACKUP COMBINATION AGREEMENT").

        "THRESHOLD AMOUNT" is defined in Section 11.1(e).

        "TRADEMARK ASSIGNMENT" is defined in Section 8.15.

        "TRANSACTION TAXES" is defined in Section 13.1.

        "TRANSITION SERVICES AGREEMENT" is defined in Section 4.13.

        "UNFORESEEN TAX LIABILITIES" is defined in Section 11.1(e).

        "VERITAS" is VERITAS Software Corporation and VERITAS Surviving Corporation.

        "VERITAS ALTERNATIVE PROPOSAL" is defined in Section 5.20(a).

        "VERITAS ASSETS" are the tangible and intangible, real and personal assets owned, leased or licensed by VERITAS.

        "VERITAS BALANCE SHEET" is defined in Section 3.14.

        "VERITAS BENEFIT ARRANGEMENT" is defined in Section 3.8(a).

        "VERITAS BUSINESS" is the business of VERITAS as carried on immediately prior to the Seagate Transaction, including without limitation VERITAS' business of developing, manufacturing, marketing, licensing, distributing, using, operating, installing, servicing, supporting, maintaining, repairing or otherwise using or commercially exploiting all or any aspect of any or all of the VERITAS Products or VERITAS Assets.

        "VERITAS CLOSING PRICE" is defined in Section 1.3(a)(ii).

        "VERITAS COMMON STOCK" is defined in Section 1.2(a).

        "VERITAS CONTRACTS" means all agreements, contracts, understandings, arrangements, commitments, mortgages, indentures, leases, licenses, permits, franchises, instruments, notes, bonds, indemnities, guarantees, loan agreements, credit agreements, representations, warranties, deeds, assignments, powers of attorney, certificates, purchase orders, work orders, insurance policies, benefit plans, covenants, assurances or undertakings of any nature to which VERITAS or the VERITAS Subsidiaries are a party.

        "VERITAS DEBENTURES" is defined in Section 1.2(b)(i).

        "VERITAS DISCLOSURE LETTER" is defined in the preamble of Section 3.

        "VERITAS EMPLOYEES" are the employees of VERITAS.

        "VERITAS EMPLOYEE PLANS" is defined in Section 3.8(a).

        "VERITAS FINANCIAL STATEMENTS" is defined in Section 3.4(b).

        "VERITAS FINANCIAL STATEMENTS BALANCE SHEET DATE" is defined in Section 3.4(b).

        "VERITAS GROUP" is defined in the Preamble of Section 3.

        "VERITAS IP RIGHTS" is defined in Section 3.15(a).

        "VERITAS IP RIGHTS AGREEMENTS" is defined in Section 3.15(c).

        "VERITAS' KNOWLEDGE" or "KNOWN TO VERITAS". A particular fact or other matter shall be deemed to be within "VERITAS' Knowledge" or "Known to VERITAS" if any officer of VERITAS has current actual knowledge of such fact or other matter.

        "VERITAS OPTIONS" is defined in Section 1.2(b)(i).

        "VERITAS PERCENTAGE INTEREST" means that percentage of the fully diluted Common Stock equivalent equity interests in Newco (assuming conversion of all convertible securities and exercise of all options and warrants) immediately following the Effective Time which equals the greater of (a) 60% or (b) that percentage which results in the holders of VERITAS Common Stock, options, warrants and convertible debentures immediately before the Effective Time owning, immediately after the Effective Time, 60% of the Common Stock equivalent equity interests in Newco computed using the treasury stock method with respect to the outstanding options and warrants but not with respect to convertible debentures (which shall be treated as if converted to Common Stock). For this purpose, "treasury stock method" means that the number of shares issuable upon exercise of all outstanding options and warrants of Newco immediately after the Effective Time (but excluding any shares issuable upon exchange of TeleBackup "Exchangeable Shares" (as such term is defined in the TeleBackup Combination Agreement) or any shares issuable upon exercise of options assumed by Newco in connection with the TeleBackup Transaction) will be deemed to be reduced by the number of shares that could be repurchased at the VERITAS Closing Price with the proceeds from the hypothetical exercise of all such outstanding options and warrants which have exercise prices less than the VERITAS Closing Price. Attached hereto as Exhibit 14.15H is an exemplar of the methodology to be used in calculating the VERITAS Percentage Interest at the Closing.

        "VERITAS PERMITTED ENCUMBRANCE" means Encumbrances (a) as disclosed as an Encumbrance in the VERITAS Disclosure Schedule or the VERITAS SEC Documents filed prior to October 5, 1998, (b) Encumbrances for liabilities reflected in the VERITAS Financial Statements, (c) liens for current taxes not yet delinquent, (d) liens imposed by law and incurred in the ordinary course of business to carriers, warehousemen, laborers, material men and the like not yet due, (e) immaterial imperfections of title set forth in the VERITAS Disclosure Letter (f) Encumbrances which are not material in amount or which will not materially interfere with the use of the VERITAS Assets for the Conduct of the VERITAS Business.

        "VERITAS PLANS" is defined in Section 1.2(b)(i).

        "VERITAS PRODUCTS" means the software and other products marketed or sold by VERITAS and all of software products currently under development by or for VERITAS or for use or sale or license by VERITAS (in each case together with all of the software, products, and other items listed on VERITAS' products price list) and all derivative works, upgrades, modifications, enhancements and configurations of any of the foregoing and all software and components included in any configuration of any of the foregoing, and all development tools, utilities and diagnostics used to develop any of the foregoing in each case (whether or not ever commercially offered or price-listed, and whether or not in development).

        "VERITAS RATIO" is defined in Section 1.2(a).

        "VERITAS RESTRICTIVE AGREEMENTS" is defined in Section 3.23.

        "VERITAS SEC DOCUMENTS" is defined in Section 3.4(a).

        "VERITAS SUBSIDIARY" shall mean any direct or indirect subsidiary of VERITAS listed on Exhibit 14.15G attached hereto.

        "VERITAS STOCK PURCHASE PLAN" is defined in Section 1.2(b)(ii).

        "VERITAS STOCK PURCHASE PLAN RIGHTS" is defined in Section 1.2(b)(ii).

        "VERITAS STOCKHOLDER APPROVAL" is defined in Section 5.20(b).

        "VERITAS STOCKHOLDER REJECTION" is defined in Section 9.1(h).

        "VERITAS SURVIVING CORPORATION" is defined in Section 1.8.

        "VERITAS WARRANTS" is defined in Section 1.2(b)(i).

        "VOTING AGREEMENT" is defined in Section 5.15.

        "WARBURG" is Warburg, Pincus Investors, L.P. a limited partnership.

     14.16 Entire Agreement. This Agreement and the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Nondisclosure Agreement, which shall remain in full force and effect. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

                         [REMAINDER OF PAGE LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Agreement and Plan of Reorganization as of the date first above written.

VERITAS SOFTWARE CORPORATION,              SEAGATE TECHNOLOGY, INC.,
a Delaware corporation                     a Delaware corporation

          By: /s/ MARK LESLIE                     By: /s/ STEPHEN J. LUCZO
---------------------------------------    ---------------------------------------
 President and Chief Executive Officer      President and Chief Executive Officer

VERITAS HOLDING CORPORATION,
a Delaware corporation

          By: /s/ MARK LESLIE
---------------------------------------
               President

SEAGATE SOFTWARE, INC.,                    SEAGATE SOFTWARE NETWORK &
a Delaware corporation                     STORAGE MANAGEMENT
                                           GROUP, INC.
                                           a Delaware corporation

     By: /s/ TERENCE R. CUNNINGHAM              By: /s/ TERENCE R. CUNNINGHAM
---------------------------------------    ---------------------------------------
 President and Chief Operating Officer      President and Chief Executive Officer

 [SIGNATURE PAGE TO AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATION]

                                                                      APPENDIX B

                                                                 October 5, 1998

Board of Directors
VERITAS Software Corporation
1600 Plymouth Street
Mountain View, CA 94043

Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to VERITAS Software Corporation (the "Company") of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Reorganization, dated as of October 5, 1998 (the "Agreement"), by and among VERITAS Holding Corporation ("Newco"), the Company, Seagate Technology, Inc. ("STI"), Seagate Software, Inc. ("SSI"), and Seagate Software Network & Storage Management Group, Inc., pursuant to which a newly formed, wholly owned subsidiary of Newco ("Merger Sub") will be merged with and into the Company with the Company being the surviving corporation (the "Merger"). Simultaneous with the Merger, SSI and STI and certain of their subsidiaries will contribute all of the Contributed Stock of the Contributed Companies (each as defined in the Agreement) and the Contributed Assets (as defined in the Agreement) to Newco (the "Seagate Transaction").

     Pursuant to the Agreement, each share of common stock of the Company will be converted into the right to receive one share of Newco Common Stock ("Newco Common Stock") (the "Exchange Ratio"). Such Newco Common Stock together with Newco's assumption of all outstanding options, warrants, convertible debentures and other rights to purchase shares of capital stock of the Company will represent in the aggregate, a 60% fully diluted equity interest in Newco (the "VERITAS Percentage Interest"); provided, however, that in no event shall the VERITAS Percentage Interest represent less than 60% of the equity ownership of Newco with all Company options and warrants being computed using the treasury stock method and the convertible debentures being computed on an as converted basis. In exchange for the Contributed Stock and the Contributed Assets, Newco will issue Newco Common Stock to SSI and offer to issue options to purchase Newco Common Stock to the Optionees (as defined in the Agreement), which will represent in the aggregate a fully diluted equity interest in Newco equal to the difference between 100% and the VERITAS Percentage Interest.

     In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, STI and SSI including information provided during discussions with their respective managements and, at the direction of the Company, certain publicly available research analyst projections for the Company (the "Company Projections") for the period beginning January 1, 1998 and ending December 31, 1999. Included in the information provided during discussions with the respective managements were certain financial projections of the Group Business (as defined in the Agreement) for the period beginning January 1, 1998 and ending December 31, 1999 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company and certain financial data of the Group Business with various other companies whose securities are traded in public markets, reviewed prices paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

Board of Directors
VERITAS Software Corporation
Page 2                                                           October 5, 1998
     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company, STI and SSI or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of the management of the Company and SSI of the operating synergies achievable as a result of the Merger. With respect to the financial projections of the Group Business supplied to us by the Company, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Group Business. With respect to the Company Projections we have assumed that it is the Company management's view that they are reasonable and in all material respects representative of the Company's prospects. We have also assumed that Newco's ownership of the Contributed Assets and the Contributed Companies, together with the rights provided to Newco pursuant to the Ancillary Agreements (as defined in the Agreement), will provide Newco with sufficient rights to conduct the business currently conducted, or proposed to be conducted, by the Group Business. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company. As provided in the Agreement, we have assumed that the Merger and the Seagate Transaction will be implemented on a tax-free basis under Sections 368 and 351 of the Internal Revenue Code.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Company's common stock or the Newco Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the Seagate Transaction to those of the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger and the Seagate Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. In addition, in the ordinary course of our business we trade the securities of the Company and STI for our own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities. Steven Brooks, a Managing Director at DLJ, is a member of the Board of Directors of the Company.

Board of Directors
VERITAS Software Corporation
Page 3                                                           October 5, 1998
     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the Company from a financial point of view.

                                     Very truly yours,

                                     DONALDSON, LUFKIN & JENRETTE
                                     SECURITIES CORPORATION

                                     By:         /s/ JAMES M. NEISSA
                                        ----------------------------------------
                                         James M. Neissa
                                         Managing Director

                                                                      APPENDIX C

                                                                 October 5, 1998

Board of Directors
Seagate Software, Inc.
915 Disc Drive
Scotts Valley, CA 95066

Members of the Board:

     We understand that Seagate Technology, Inc. ("Seagate"), Seagate Software, Inc. ("Seagate Software"), Seagate Software Network and Storage Management Group, Inc. ("NSMG"), a wholly-owned subsidiary of Seagate Software, VERITAS Software Corporation ("VERITAS") and VERITAS Holding Corporation ("Newco"), have entered into an Agreement and Plan of Reorganization, dated as of October 5, 1998 (the "Agreement"), which provides, among other things, for the merger of a newly formed, wholly-owned subsidiary of Newco ("Merger Sub") with and into VERITAS and for the contribution by Seagate, Seagate Software and certain of their affiliates to Newco of all the outstanding capital stock of NSMG and certain other subsidiaries and assets relating to the NSMG business (collectively, the "Contributed Assets") (together, the "Merger"). Pursuant to the Merger, Newco will issue to Seagate Software a certain number of shares of common stock, $0.001 par value, of Newco (the "Newco Common Stock")(the "Seagate Consideration"), and certain options to purchase Common Stock of Seagate Software held by NSMG employees will be canceled in return for options to purchase Newco Common Stock ("Newco Options"). We further understand that pursuant to the Merger that each issued and outstanding share of common stock, par value $0.001 per share, of VERITAS (the "VERITAS Common Stock") will be converted into one share of Newco Common Stock and that Newco will assume all outstanding options, warrants, convertible debentures and other rights to purchase shares of capital stock of VERITAS (together with the VERITAS Common Stock, the "VERITAS Consideration"). The Newco Common Stock and Newco Options will represent approximately 40% of the fully diluted equity interest in Newco. The terms and conditions of the Merger are more fully set forth in the Agreement.

     You have asked for our opinion as to whether the Seagate Consideration to be received by Seagate Software pursuant to the Agreement is fair from a financial point of view to Seagate Software.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of Seagate Software and VERITAS, respectively;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning Seagate Software and NSMG and VERITAS prepared by the managements of Seagate Software and VERITAS, respectively;

          (iii) discussed the past and current operations and financial condition and the prospects of Seagate Software and NSMG, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Seagate Software;

          (iv) discussed the past and current operations and financial condition and the prospects of VERITAS, including information relating to certain strategic, financial

Board of Directors
October 5, 1998
Page 2
     and operational benefits anticipated from the Merger, with senior executives of VERITAS;

          (v) reviewed the pro forma impact of the Merger on the earnings per share of VERITAS and Newco;

          (vi) reviewed the reported prices and trading activity for VERITAS Common Stock;

          (vii) compared the financial performance of Seagate Software, NSMG and VERITAS and the prices and trading activity of VERITAS Common Stock with that of certain other publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (ix) reviewed and discussed with the senior managements of Seagate Software and VERITAS their strategic rationales for the Merger and certain alternatives to the Merger;

          (x) participated in discussions and negotiations among representatives of Seagate Software and VERITAS and their financial and legal advisors;

          (xi) reviewed the Agreement and certain related agreements; and

          (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial statements and other financial and operating data and discussions relating to strategic, financial and operational benefits anticipated from the Merger provided by Seagate Software and VERITAS, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the prospects of Seagate Software and NSMG and VERITAS, respectively. We have relied upon the assessment by the managements of Seagate Software and VERITAS of their ability to retain key employees of Seagate Software, NSMG and VERITAS. We have also relied upon, without independent verification, the assessment by the managements of Seagate Software and VERITAS of the strategic and other benefits expected to result from the Merger. We have relied upon, without independent verification, the assessment by the managements of Seagate Software and VERITAS of Seagate Software's, NSMG's and VERITAS' technologies and products, the timing and risks associated with the integration of NSMG with Newco and the validity of, and risks associated with, Seagate Software's, NSMG's and VERITAS' existing and future products and technologies. We have not made any independent valuation or appraisal of the assets or liabilities or technology of Seagate Software, NSMG or VERITAS, nor have we been furnished with any such appraisals. In addition, we have assumed that the Merger will be accounted in accordance with U.S. Generally Accepted Accounting Principles and the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986 and will be consummated in accordance with the terms set forth in the Agreement. Our opinion is necessarily based on financial, economic, market

Board of Directors
October 5, 1998
Page 3
and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of Seagate Software in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and its affiliates have provided financial advisory services for Seagate and have received fees for the rendering of these services. In the ordinary course of our business we may actively trade the securities of Seagate and VERITAS for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of Seagate Software and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Seagate Software with the Securities and Exchange Commission in respect of the transaction. In addition, this opinion does not in any manner address the prices at which the VERITAS Common Stock will actually trade at any time.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Seagate Consideration to be received by Seagate Software pursuant to the Agreement is fair from a financial point of view to Seagate Software.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:      /s/ CHARLES R. CORY
                                             -----------------------------------
                                              Charles R. Cory
                                              Managing Director

                                                                      APPENDIX D

                                    FORM OF

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                          VERITAS HOLDING CORPORATION

                                   ARTICLE I

     The name of the Corporation is VERITAS Holding Corporation.

                                   ARTICLE II

     The address of the registered office of the Corporation in the State of Delaware is 15 E. North Street, City of Dover, County of Kent. The name of its registered agent at that address is Incorporating Services, Ltd.

                                  ARTICLE III

     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                   ARTICLE IV

     4.1 Classes of Stock. The total number of shares of all classes of stock which the Corporation has authority to issue is five hundred ten million and one (510,000,001) shares, consisting of three classes: five hundred million (500,000,000) shares of Common Stock, $0.001 par value per share, ten million (10,000,000) shares of Preferred Stock, $0.001 par value per share, and one (1) share of Special Voting Stock, $1.00 par value.

     4.2 Preferred Stock Series Determination. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates establishing a series of Preferred Stock.

     4.3 Rights, Privileges and Restrictions. The rights, privileges and restrictions of the Common Stock and the Special Voting Stock shall be set forth in this Article IV.

     4.4  Voting Rights.

        4.4.1 General. Except as otherwise required by law or this Restated Certificate of Incorporation, (i) each holder of record of Common Stock shall have one vote in respect of each share of stock held by the holder on the books of the Corporation, and

(ii) the holder of record of the share of Special Voting Stock shall have a number of votes equal to the number of shares of Common Stock that may be issuable upon the exchange of the Exchangeable Non-Voting Shares ("Exchangeable Shares") of TeleBackup Exchangeco Inc., an Alberta corporation, outstanding from time to time which are not owned by the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation, in each case for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. For the purpose hereof, "control" (including the correlative meanings, the terms "controlled by" and "under common control of") as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person through the ownership of voting securities, by contract or otherwise.

        4.4.2 Common Stock and Special Voting Stock Identical in Voting. In respect of all matters concerning the voting of shares, the Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

     4.5 Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of Common Stock shall be entitled to receive, pro rata, all of the remaining assets of the Corporation available for distribution to its stockholders and the holders of Special Voting Stock shall not be entitled to receive any such assets.

     4.6 Dividends. The holders of shares of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock and the holders of Special Voting Stock shall not be entitled to receive any such dividends.

     4.7  Special Voting Stock.


        4.7.1 Pursuant to the terms of that certain Amended and Restated Combination Agreement, dated as of April 12, 1999, by and among the Corporation, VERITAS Software Corporation and TeleBackup Systems Inc., an Alberta corporation, one share of Special Voting Stock is being issued to the trustee (the "Trustee") under the Voting, Support and Exchange Trust Agreement, to be entered into in or about May, 1999 by and between the Corporation, VERITAS Software Corporation, TeleBackup Exchangeco Inc. and the Trustee.


        4.7.2 The holder of the share of Special Voting Stock is entitled to exercise the voting rights attendant thereto in such manner as such holder desires.

        4.7.3 At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares of TeleBackup Exchangeco Inc. outstanding which are not owned by the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation, and there are no shares of stock, debt, options or other agreements of TeleBackup Exchangeco Inc. which could give rise to the issuance of any Exchangeable Shares of TeleBackup Exchangeco Inc. to any person (other than the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation), the Special Voting Stock shall be canceled.

                                   ARTICLE V

     5.1 Subject to the rights of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors of the

Corporation pursuant to a resolution adopted by a majority vote of the Whole Board. For the purposes of this Restated Certificate of Incorporation, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The directors shall be divided into three classes, A, B and C, as nearly equal in number as reasonably possible, with the term of office of the first class (Class A) to expire at the first annual meeting of stockholders, the term of office of the second class (Class B) to expire at the annual meeting of stockholders one year thereafter and the term of office of the third class (Class C) to expire at the annual meeting of stockholders two years thereafter with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders following such initial classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election with each director to hold office until his or her successor shall have been duly elected and qualified.

     5.2 Subject to the rights of holders of any series of Preferred Stock outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director; and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member until the expiration of such director's current term or his or her prior death, retirement, removal or resignation and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall, if reasonably possible, be apportioned by the Board of Directors among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent reasonably possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation and newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided for from time to time by resolution adopted by a majority of the directors then in office, although less than a quorum. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided or limited by law or this Restated Certificate of Incorporation, may exercise the powers of the full Board of Directors until the vacancy is filled.

     5.3 Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided by the Bylaws of the Corporation.

     5.4 Subject to the rights of holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the affirmative voting power of all of the then outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

                                   ARTICLE VI

     The Board of Directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

                                  ARTICLE VII

     Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

                                  ARTICLE VIII

     To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this
Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

                                   ARTICLE IX

     Actions shall be taken by the Corporation's stockholders only at annual or special meetings of stockholders, and the Corporation's stockholders shall not be able to act by written consent.

                                   ARTICLE X

     The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that in addition to the vote of the holders of any class or series of stock of the Corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with Articles FIFTH, SIXTH, NINTH and this Article TENTH of this Restated Certificate of Incorporation.

                                                                      APPENDIX E

                                    FORM OF
                                     BYLAWS
                                       OF
                          VERITAS HOLDING CORPORATION
                            (A DELAWARE CORPORATION)

                     As Adopted                   , 199

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I -- STOCKHOLDERS...................................  3
  Section 1.1:  Annual Meetings.............................  3
  Section 1.2:  Special Meetings............................  3
  Section 1.3:  Notice of Meetings..........................  3
  Section 1.4:  Adjournments................................  3
  Section 1.5:  Quorum......................................  3
  Section 1.6:  Organization................................  3
  Section 1.7:  Voting; Proxies.............................  4
  Section 1.8:  Fixing Date for Determination of
                Stockholders of Record......................  4
  Section 1.9:  List of Stockholders Entitled to Vote.......  4
  Section 1.10: Inspectors of Elections.....................  5
  Section 1.11: Notice of Stockholder Business;
     Nominations............................................  6
ARTICLE II -- BOARD OF DIRECTORS............................  8
  Section 2.1:  Number; Qualifications......................  8
  Section 2.2:  Election; Resignation; Removal; Vacancies...  8
  Section 2.3:  Regular Meetings............................  9
  Section 2.4:  Special Meetings............................  9
  Section 2.5:  Telephonic Meetings Permitted...............  9
  Section 2.6:  Quorum; Vote Required for Action............  9
  Section 2.7:  Organization................................  9
  Section 2.8:  Written Action by Directors.................  9
  Section 2.9:  Powers......................................  9
  Section 2.10: Compensation of Directors...................  9
ARTICLE III -- COMMITTEES...................................  10
  Section 3.1:  Committees..................................  10
  Section 3.2:  Committee Rules.............................  10
ARTICLE IV -- OFFICERS......................................  10
  Section 4.1:  Generally...................................  10
  Section 4.2:  Chief Executive Officer.....................  11
  Section 4.3:  Chairman of the Board.......................  11
  Section 4.4:  President...................................  11
  Section 4.5:  Vice President..............................  11
  Section 4.6:  Chief Financial Officer.....................  11
  Section 4.7:  Treasurer...................................  12
  Section 4.8:  Secretary...................................  12
  Section 4.9:  Delegation of Authority.....................  12
  Section 4.10: Removal.....................................  12
ARTICLE V -- STOCK..........................................  12
  Section 5.1:  Certificates................................  12
  Section 5.2:  Lost, Stolen or Destroyed Stock
                Certificates; Issuance of New Certificate...  12
  Section 5.3:  Other Regulations...........................  12

                                                              PAGE
                                                              ----
ARTICLE VI -- INDEMNIFICATION...............................  13
  Section 6.1:  Indemnification of Officers and Directors...  13
  Section 6.2:  Advance of Expenses.........................  13
  Section 6.3:  Non-Exclusivity of Rights...................  13
  Section 6.4:  Indemnification Contracts...................  13
  Section 6.5:  Effect of Amendment.........................  14
ARTICLE VII -- NOTICES......................................  14
  Section 7.1:  Notice......................................  14
  Section 7.2:  Waiver of Notice............................  14
ARTICLE VIII -- INTERESTED DIRECTORS........................  14
  Section 8.1:  Interested Directors; Quorum................  14
ARTICLE IX -- MISCELLANEOUS.................................  15
  Section 9.1:  Fiscal Year.................................  15
  Section 9.2:  Seal........................................  15
  Section 9.3:  Form of Records.............................  15
  Section 9.4:  Reliance Upon Books and Records.............  15
  Section 9.5:  Certificate of Incorporation Governs........  15
  Section 9.6:  Severability................................  15
ARTICLE X -- AMENDMENT......................................  16
  Section 10.1: Amendments..................................  16

                                   ARTICLE I

                                  STOCKHOLDERS

     SECTION 1.1: Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as the Board of Directors shall each year fix. Any other proper business may be transacted at the annual meeting.

     SECTION 1.2: Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer or by a majority of the members of the Board of Directors. Special meetings may not be called by any other person or persons. If a special meeting of stockholders is called by any person or persons other than by a majority of the members of the Board of Directors, then such person or persons shall call such meeting by delivering a written request to call such meeting to each member of the Board of Directors, and the Board of Directors shall then determine the time, date and place of such special meeting, which shall be held not more than one hundred twenty (120) nor less than thirty-five
(35) days after the written request to call such special meeting was delivered to each member of the Board of Directors.

     SECTION 1.3: Notice of Meetings. Written notice of all meetings of stockholders shall be given stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Certificate of Incorporation of the Corporation, such notice shall be given not less than ten
(10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

     SECTION 1.4: Adjournments. Any meeting of stockholders may adjourn from time to time to reconvene at the same or another place, and notice need not be given of any such adjourned meeting if the time, date and place thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, then a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting.

     SECTION 1.5: Quorum. At each meeting of stockholders the holders of a majority of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business, except if otherwise required by applicable law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting. Shares of the Corporation's stock belonging to the Corporation (or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation are held, directly or indirectly, by the Corporation), shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any other corporation to vote any shares of the Corporation's stock held by it in a fiduciary capacity.

     SECTION 1.6: Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chief Executive Officer, or, in the absence of such person, the President of the

Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairman of the meeting and, subject to Section 1.10 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     SECTION 1.7: Voting; Proxies. Unless otherwise provided by law or the Certificate of Incorporation, and subject to the provisions of Section 1.8 of these Bylaws, each stockholder shall be entitled to one (1) vote for each share of stock held by such stockholder. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such a proxy may be prepared, transmitted and delivered in any manner permitted by applicable law. Voting at meetings of stockholders need not be by written ballot unless such is demanded at the meeting before voting begins by a stockholder or stockholders holding shares representing at least one percent (1%) of the votes entitled to vote at such meeting, or by such stockholder's or stockholders' proxy; provided, however, that an election of directors shall be by written ballot if demand is so made by any stockholder at the meeting before voting begins. If a vote is to be taken by written ballot, then each such ballot shall state the name of the stockholder or proxy voting and such other information as the chairman of the meeting deems appropriate. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Unless otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, every matter other than the election of directors shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote thereon that are present in person or represented by proxy at the meeting and are voted for or against the matter.

     SECTION 1.8: Fixing Date for Determination of Stockholders of Record.

     In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, then the record date shall be as provided by applicable law. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 1.9: List of Stockholders Entitled to Vote. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting.

     SECTION 1.10: Inspectors of Elections.

        (a) Applicability. Unless otherwise provided in the Corporation's Certificate of Incorporation or required by the Delaware General Corporation Law, the following provisions of this Section 1.10 shall apply only if and when the Corporation has a class of voting stock that is: (i) listed on a national securities exchange; (ii) authorized for quotation on an interdealer quotation system of a registered national securities association; or (iii) held of record by more than 2,000 stockholders; in all other cases, observance of the provisions of this Section 1.10 shall be optional, and at the discretion of the Corporation.

        (b) Appointment. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting.

        (c) Inspector's Oath. Each inspector of election, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

        (d) Duties of Inspectors. At a meeting of stockholders, the inspectors of election shall (i) ascertain the number of shares outstanding and the voting power of each share, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

        (e) Opening and Closing of Polls. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced by the inspectors at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery upon application by a stockholder shall determine otherwise.

        (f) Determinations. In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, any information provided in connection with proxies in accordance with Section 212(c)(2) of the Delaware General Corporation Law, ballots and the regular books and records of the Corporation, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, the inspectors at the time they make their certification of their determinations pursuant to this Section 1.11 shall specify the precise information considered by them, including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

     SECTION 1.11: Notice of Stockholder Business; Nominations.

          (a) Annual Meeting of Stockholders.

             (i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders shall be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of such meeting, (B) by or at the direction of the Board of Directors or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of the notice provided for in this Section 1.11, who is entitled to vote at such meeting and who complies with the notice procedures set forth in this
Section 1.11.

             (ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of subparagraph
(a)(i) of this Section 1.11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth
(90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60)days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made
(1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, and (2) the class and number of shares of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner.

             (iii) Notwithstanding anything in the second sentence of subparagraph (a)(ii) of this Section 1.11 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased board of directors at least seventy (70)days prior to the first anniversary of the preceding year's annual meeting (or, if the annual meeting is held more than thirty (30) days before or sixty (60) days after such anniversary date, at least seventy (70) days prior to such annual meeting), a stockholder's notice required by this Section 1.11 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive office of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

        (b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of such meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of such meeting (i) by or at the direction of the Board of Directors or (ii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice of the special meeting, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by subparagraph (a)(ii) of this Section 1.11 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the ninetieth (90th) day prior to such special meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

        (c) General.

             (i) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.11 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.11. Except as otherwise provided by law or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.11 and, if any proposed nomination or business is not in compliance herewith, to declare that such defective proposal or nomination shall be disregarded.

             (ii) For purposes of this Section 1.11, the term "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to section 13, 14 or 15(d) of the Exchange Act.

             (iii) Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 1.11 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

                                   ARTICLE II

                               BOARD OF DIRECTORS

     SECTION 2.1: Number; Qualifications. The Board of Directors shall consist of one or more members. The initial number of directors shall be ten (10), and thereafter shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority vote of the Whole Board. For the purposes of these Bylaws, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Directors need not be stockholders of the Corporation.

     SECTION 2.2: Election; Classes; Resignation; Removal; Vacancies. The Board of Directors shall initially consist of the persons elected by the incorporator. As provided in the Corporation's Certificate of Incorporation, the Board of Directors shall be divided into three classes, A, B and C, as nearly equal in number as reasonably possible, with the term of office of the first class (Class
A), which class shall initially consist of three (3) directors, to expire at the first annual meeting of stockholders; the term of office of the second class (Class B), which class shall initially consist of four (4) directors, to expire at the annual meeting of stockholders one year thereafter; and the term of office of the third class (Class C), which class shall initially consist of three (3) directors, to expire at the annual meeting of stockholders two years thereafter with each director to hold office until his or her successor shall have been duly elected and qualified. Any director may resign at any time upon written notice to the Corporation. Subject to the rights of holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the affirmative voting power of all of the then outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Subject to the rights of holders of any series of Preferred Stock outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director; and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. In the event of any increase or decrease in the authorized number of directors, (i) each director then serving as such shall nevertheless continue as a director of the class of which he or she is a member until the expiration of such director's current term or his or her prior death, retirement, removal or resignation and (ii) the newly created or eliminated directorships resulting from such increase or decrease shall, if reasonably possible, be apportioned by the Board of Directors among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent reasonably possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation and newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided for from time to time by resolution adopted by a majority of the directors then in office, although less than a quorum. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided or limited by law, the Corporation's Certificate of Incorporation or these Bylaws, may exercise the powers of the full Board of Directors until the vacancy is filled.

     SECTION 2.3: Regular Meetings. Regular meetings of the Board of Directors may be held at such places, within or without the State of Delaware, and at such times as the Board of Directors may from time to time determine. Notice of regular meetings need not be given if the date, times and places thereof are fixed by resolution of the Board of Directors.

     SECTION 2.4: Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or a majority of the members of the Board of Directors then in office and may be held at any time, date or place, within or without the State of Delaware, as the person or persons calling the meeting shall fix. Notice of the time, date and place of such meeting shall be given, orally or in writing, by the person or persons calling the meeting to all directors at least four (4) days before the meeting if the notice is mailed, or at least twenty-four (24) hours before the meeting if such notice is given by telephone, hand delivery, telegram, telex, mailgram, facsimile or similar communication method. Unless otherwise indicated in the notice, any and all business may be transacted at a special meeting.

     SECTION 2.5: Telephonic Meetings Permitted. Members of the Board of Directors, or any committee of the Board, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to conference telephone or similar communications equipment shall constitute presence in person at such meeting.

     SECTION 2.6: Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the total number of authorized directors shall constitute a quorum for the transaction of business. Except as otherwise provided herein or in the Certificate of Incorporation, or required by law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

     SECTION 2.7: Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, or in his or her absence by the Chief Executive Office, or in his or her absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     SECTION 2.8: Written Action by Directors. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee, respectively.

     SECTION 2.9: Powers. The Board of Directors may, except as otherwise required by law or the Certificate of Incorporation, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

     SECTION 2.10: Compensation of Directors. Directors, as such, may receive, pursuant to a resolution of the Board of Directors, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board of Directors.

                                  ARTICLE III

                                   COMMITTEES

     SECTION 3.1: Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting of such committee who are not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided in subsection (a) of
Section 151 of the Delaware General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation, or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under Sections 251 or 252 of the Delaware General Corporation Law, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation; and unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend, authorize the issuance of stock or adopt a certificate of ownership and merger pursuant to
Section 253 of the Delaware General Corporation Law.

     SECTION 3.2: Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

                                   ARTICLE IV

                                    OFFICERS

     SECTION 4.1: Generally. The officers of the Corporation shall consist of a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer and such other officers, including a Chairman of the Board of Directors and/or Chief Financial Officer, as may from time to time be appointed by the Board of Directors. All officers shall be elected by the Board of Directors; provided, however, that the Board of Directors may empower the Chief Executive Officer of the Corporation to appoint officers other than the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial

Officer or the Treasurer. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. Any officer may resign at any time upon written notice to the Corporation. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors.

     SECTION 4.2: Chief Executive Officer. Subject to the control of the Board of Directors and such supervisory powers, if any, as may be given by the Board of Directors, the powers and duties of the Chief Executive Officer of the Corporation are:

        (a) To act as the general manager and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation;

        (b) To preside at all meetings of the stockholders;

        (c) To call meetings of the stockholders to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and

        (d) To affix the signature of the Corporation to all deeds, conveyances, mortgages, guarantees, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation; and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

     SECTION 4.3: Chairman of the Board. The Chairman of the Board shall have the power to preside at all meetings of the Board of Directors and shall have such other powers and duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe.

     SECTION 4.4: President. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, and subject to the supervisory powers of the Chief Executive Officer, and subject to such supervisory powers and authority as may be given by the Board of Directors to the Chairman of the Board and/or to any other officer, the President shall have responsibility for the management of the business and affairs of the Corporation and the general supervision and direction of all of the officers, employees and agents of the Corporation (other than the Chief Executive Officer), and shall perform all duties and have all powers that are commonly incident to the office of President or that are delegated to the President by the Board of Directors or the Chief Executive Officer. The President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Office in the event of the Chief Executive Officer's absence or disability.

     SECTION 4.5: Vice President. Each Vice President shall have all such powers and duties as are commonly incident to the office of Vice President, or that are delegated to him or her by the Board of Directors or the Chief Executive Officer. A Vice President may be designated by the Board to perform the duties and exercise the powers of the Chief Executive Officer and/or the President in the event of the Chief Executive Officer's and/or the President's absence or disability.

     SECTION 4.6: Chief Financial Officer. Subject to the direction of the Board of Directors and the Chief Executive Officer, the Chief Financial Officer shall perform all duties and have all powers that are commonly incident to the office of chief financial officer.

     SECTION 4.7: Treasurer. The Treasurer shall have custody of all monies and securities of the Corporation. The Treasurer shall make such disbursements of the funds of the Corporation as are authorized and shall render from time to time an account of all such transactions. The Treasurer shall also perform such other duties and have such other powers as are commonly incident to the office of Treasurer, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

     SECTION 4.8: Secretary. The Secretary shall issue or cause to be issued all authorized notices for, and shall keep, or cause to be kept, minutes of all meetings of the stockholders and the Board of Directors. The Secretary shall have charge of the corporate minute books and similar records and shall perform such other duties and have such other powers as are commonly incident to the office of Secretary, or as the Board of Directors or the Chief Executive Officer may from time to time prescribe.

     SECTION 4.9: Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

     SECTION 4.10: Removal. Any officer of the Corporation shall serve at the pleasure of the Board of Directors and may be removed at any time, with or without cause, by the Board of Directors. Such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation.

                                   ARTICLE V

                                     STOCK

     SECTION 5.1: Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice-Chairman of the Board of Directors, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by such stockholder in the Corporation. Any or all of the signatures on the certificate may be a facsimile.

     SECTION 5.2: Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to agree to indemnify the Corporation and/or to give the Corporation a bond sufficient to indemnify it, against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

     SECTION 5.3: Other Regulations. The issue, transfer, conversion and registration of stock certificates shall be governed by such other regulations as the Board of Directors may establish.

                                   ARTICLE VI

                                INDEMNIFICATION

     SECTION 6.1: Indemnification of Officers and Directors. Each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she (or a person of whom he or she is the legal representative) is or was a director or officer of the Corporation or a Reincorporated Predecessor (as defined below) or is or was serving at the request of the Corporation or a Reincorporated Predecessor (as defined below) as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnity in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. As used herein, the term "Reincorporated Predecessor" means a corporation that is merged with and into the Corporation in a statutory merger where (a) the Corporation is the surviving corporation of such merger; or (b) the primary purpose of such merger is to change the corporate domicile of the Reincorporated Predecessor to Delaware.

     SECTION 6.2: Advance of Expenses. The Corporation shall pay all expenses (including attorneys' fees) incurred by such a director or officer in defending any such proceeding as they are incurred in advance of its final disposition; provided, however, that if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by such a director or officer in advance of the final disposition of such proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Article VI or otherwise; and provided, further, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim, in a proceeding, alleging that such person has breached his or her duty of loyalty to the Corporation, committed an act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, or derived an improper personal benefit from a transaction.

     SECTION 6.3: Non-Exclusivity of Rights. The rights conferred on any person in this Article VI shall not be exclusive of any other right that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote or consent of stockholders or disinterested directors, or otherwise. Additionally, nothing in this Article VI shall limit the ability of the Corporation, in its discretion, to indemnify or advance expenses to persons whom the Corporation is not obligated to indemnify or advance expenses pursuant to this Article VI.

     SECTION 6.4: Indemnification Contracts. The Board of Directors is authorized to cause the Corporation to enter into indemnification contracts with any director, officer, employee or agent of the Corporation, or any person serving at the request of the

Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing indemnification rights to such person. Such rights may be greater than those provided in this Article VI.

     SECTION 6.5: Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VI shall be prospective only, and shall not adversely affect any right or protection conferred on a person pursuant to this
Article VI and existing at the time of such amendment, repeal or modification.

                                  ARTICLE VII

                                    NOTICES

     SECTION 7.1: Notice. Except as otherwise specifically provided herein or required by law, all notices required to be given pursuant to these Bylaws shall be in writing and may in every instance be effectively given by hand delivery (including use of a delivery service), by depositing such notice in the mail, postage prepaid, or by sending such notice by prepaid telegram, telex, overnight express courier, mailgram or facsimile. Any such notice shall be addressed to the person to whom notice is to be given at such person's address as it appears on the records of the Corporation. The notice shall be deemed given (i) in the case of hand delivery, when received by the person to whom notice is to be given or by any person accepting such notice on behalf of such person, (ii) in the case of delivery by mail, upon deposit in the mail, (iii) in the case of delivery by overnight express courier, on the first business day after such notice is dispatched, and (iv) in the case of delivery via telegram, telex, mailgram, or facsimile, when dispatched.

     SECTION 7.2: Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

                                  ARTICLE VIII

                              INTERESTED DIRECTORS

     SECTION 8.1: Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IX

                                 MISCELLANEOUS

     SECTION 9.1: Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

     SECTION 9.2: Seal. The Board of Directors may provide for a corporate seal, which shall have the name of the Corporation inscribed thereon and shall otherwise be in such form as may be approved from time to time by the Board of Directors.

     SECTION 9.3: Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, magnetic tape, diskettes, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

     SECTION 9.4: Reliance Upon Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of his or her duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

     SECTION 9.5: Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Corporation's Certificate of Incorporation and Bylaws, the provisions of the Certificate of Incorporation shall govern.

     SECTION 9.6: Severability. If any provision of these Bylaws shall be held to be invalid, illegal, unenforceable or in conflict with the provisions of the Corporation's Certificate of Incorporation, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of these Bylaws (including without limitation, all portions of any section of these Bylaws containing any such provision held to be invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation, that are not themselves invalid, illegal, unenforceable or in conflict with the Certificate of Incorporation) shall remain in full force and effect.

                                   ARTICLE X

                                   AMENDMENT

     SECTION 10.1: Amendments. The stockholders shall have power to adopt, amend or repeal these Bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by these Bylaws, the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of these Bylaws. To the extent provided in the Corporation's Certificate of Incorporation, the Board of Directors of the Corporation shall also have the power to adopt, amend or repeal Bylaws of the Corporation, except insofar as Bylaws adopted by the stockholders shall otherwise provide. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board.

                                                                      APPENDIX F

                               NOTICE OF ELECTION
                              TO EXCHANGE OPTIONS


     The terms set forth in this letter are defined in the accompanying exchange offer materials. Please complete the information requested below for each outstanding Seagate Software option to be exchanged for a New VERITAS option.


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     I hereby elect to surrender Seagate Software stock options, and understand that the surrendered Seagate Software stock options will be cancelled, in exchange for new options to purchase shares of New VERITAS common stock pursuant to the terms set forth in the attached exchange offer materials dated April 21, 1999 in the amounts set forth below:


I ELECT TO EXCHANGE ALL OUTSTANDING
SEAGATE SOFTWARE OPTIONS THAT I AM
ENTITLED TO EXCHANGE FOR NEW VERITAS

OPTIONS:

------------------------------------------------
                                                    PLEASE CHECK ONE OF THE
                                                           FOLLOWING:

                                                    YES   [ ]       NO   [ ]

                                                  (IF NO, THEN COMPLETE TABLE
                                                             BELOW)


I ELECT TO EXCHANGE ONLY THE FOLLOWING SEAGATE
SOFTWARE OPTIONS:                                  OPTION #         OPTION #         OPTION #
-------------------------------------------------------------------------------------------------
 Option Grant Date:
-------------------------------------------------------------------------------------------------
 Number of Unexercised Shares:
-------------------------------------------------------------------------------------------------
 Exercise Price:
-------------------------------------------------------------------------------------------------
 ISO or NSO:
-------------------------------------------------------------------------------------------------


I ACKNOWLEDGE RECEIPT OF VERITAS' LETTER DATED APRIL 21, 1999 AND THE ENCLOSURES REFERENCED THEREIN AND CONTAINED THEREWITH (THE "EXCHANGE OFFER MATERIALS"). BY SIGNING THIS NOTICE, I AGREE TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER AS DESCRIBED IN VERITAS' LETTER AND THE EXCHANGE OFFER MATERIALS.


                          (Print Your Name)
                                          --------------------------------------

                                                                       Signature

     ---------------------------------------------------------------------------

                                                                     Date Signed

                                    --------------------------------------------

THIS NOTICE OF ELECTION MUST BE POSTMARKED NO LATER THAN                , 1999.

                                                                      APPENDIX G

                   AMENDED AND RESTATED COMBINATION AGREEMENT

                                     AMONG

                          VERITAS HOLDING CORPORATION

                          VERITAS SOFTWARE CORPORATION

                                      AND

                            TELEBACKUP SYSTEMS INC.

                                 APRIL 12, 1999

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
1.  DEFINITIONS........................................................  5
2.  THE ARRANGEMENT....................................................  6
      2.1  The Arrangement.............................................  6
      2.2  Exchange Ratio..............................................  7
      2.3  Adjustments for Capital Changes.............................  8
      2.4  Dissenting Shares...........................................  8
      2.5  TSI Options.................................................  8
      2.6  Other Effects of the Arrangement............................  9
      2.7  Joint Proxy Statement; Registration Statement...............  9
      2.8  Reorganization..............................................  10
      2.9  Escrow Agreement............................................  10
3.  REPRESENTATIONS AND WARRANTIES OF TSI..............................  11
      3.1  Organization; Good Standing; Qualification and Power........  11
      3.2  Capital Structure...........................................  11
      3.3  Authority...................................................  12
           Securities Regulatory Authority Reports and Financial
      3.4  Statements..................................................  13
      3.5  Information Supplied........................................  13
      3.6  Compliance with Applicable Laws.............................  14
      3.7  Litigation..................................................  14
      3.8  Employment Matters..........................................  14
      3.9  Collective Agreements.......................................  15
     3.10  Pension and Other Benefit Plans.............................  15
     3.11  Absence of Undisclosed Liabilities..........................  17
     3.12  Absence of Certain Changes or Events........................  17
     3.13  Agreements..................................................  18
     3.14  No Defaults.................................................  20
     3.15  Certain Agreements..........................................  20
     3.16  Taxes.......................................................  20
     3.17  Intellectual Property.......................................  21
     3.18  Products and Distribution...................................  22
     3.19  Fees and Expenses...........................................  22
     3.20  Insurance...................................................  22
     3.21  Ownership of Property.......................................  22
     3.22  Environmental Matters.......................................  23
     3.23  Interested Party Transactions...............................  23
     3.24  Board Approval..............................................  24
     3.25  Vote Required...............................................  24
     3.26  Disclosure..................................................  24
     3.27  Fairness Opinion............................................  24
     3.28  Restrictions on Business Activities.........................  24
     3.29  Books and Records...........................................  24
     3.30  Government Contracts........................................  24
4.  REPRESENTATIONS AND WARRANTIES OF VERITAS SOFTWARE AND VERITAS
    HOLDING............................................................  25
      4.1  Organization and Good Standing..............................  25
      4.2  Power, Authorization and Validity...........................  25

                                                                         PAGE
                                                                         ----
      4.3  Disclosure..................................................  25
      4.4  No Conflict.................................................  26
      4.5  Compliance with Applicable Laws.............................  26
      4.6  No Material Adverse Change..................................  26
      4.7  Governmental Consents.......................................  27
      4.8  Litigation..................................................  27
      4.9  Intellectual Property.......................................  27
     4.10  Information Supplied........................................  28
     4.11  Board Approval..............................................  28
     4.12  Vote Required...............................................  28
     4.13  Validity of Shares..........................................  28
     4.14  Representations and Warranties of VERITAS Holding...........  28
5.  TSI COVENANTS......................................................  29
      5.1  Advice of Changes...........................................  29
      5.2  Maintenance of Business.....................................  29
      5.3  Conduct of Business.........................................  29
      5.4  Shareholder Approval........................................  31
      5.5  Joint Proxy Statement.......................................  31
      5.6  Regulatory Approvals........................................  32
      5.7  Necessary Consents..........................................  32
      5.8  Access to Information.......................................  32
      5.9  Satisfaction of Conditions Precedent........................  32
     5.10  No Other Negotiations.......................................  32
     5.11  Representations of Shareholders.............................  33
     5.12  Employment and Noncompetition Agreements....................  33
6.  VERITAS SOFTWARE AND VERITAS HOLDING COVENANTS.....................  33
      6.1  Advice of Changes...........................................  33
      6.2  Regulatory Approvals........................................  34
      6.3  Stockholder Approval........................................  34
      6.4  VERITAS Voting Agreements...................................  34
      6.5  Joint Proxy Statement.......................................  34
      6.6  Listing.....................................................  34
      6.7  Access to Information.......................................  35
      6.8  Indemnification.............................................  35
      6.9  Necessary Consents..........................................  35
     6.10  Satisfaction of Conditions Precedent........................  35
     6.11  Reorganization Procedures...................................  35
7.  CLOSING MATTERS....................................................  36
      7.1  The Closing.................................................  36
      7.2  Ancillary Documents/Reservation of Shares...................  36
      7.3  Exchange of Options.........................................  36
8.  CONDITIONS PRECEDENT TO OBLIGATIONS OF TSI.........................  36
      8.1  Accuracy of Representations and Warranties..................  36
      8.2  Covenants...................................................  37
      8.3  Absence of Material Adverse Change..........................  37
      8.4  Compliance with Law.........................................  37
      8.5  Government Consents.........................................  37

                                                                         PAGE
                                                                         ----
      8.6  SEC Filings.................................................  37
      8.7  Opinion of VERITAS' Counsel.................................  37
      8.8  TSI Shareholder Approval....................................  37
      8.9  VERITAS Stockholder Approval................................  37
     8.10  No Legal Action.............................................  37
     8.11  Tax Opinion.................................................  37
     8.12  Court Approval..............................................  38
     8.13  ASC, Etc....................................................  38
     8.14  NASDAQ Listing..............................................  38
9.  CONDITIONS PRECEDENT TO OBLIGATIONS OF VERITAS HOLDING AND VERITAS
    SOFTWARE...........................................................  38
      9.1  Accuracy of Representations and Warranties..................  38
      9.2  Covenants...................................................  38
      9.3  Absence of Material Adverse Change..........................  38
      9.4  Compliance with Law.........................................  38
      9.5  Government Consents.........................................  38
      9.6  SEC Filings.................................................  39
      9.7  Opinion of TSI's Counsel....................................  39
      9.8  Documents...................................................  39
      9.9  VERITAS Stockholder Approval................................  39
     9.10  TSI Shareholder Approval....................................  39
     9.11  Dissenting Shareholders.....................................  39
     9.12  No Legal Action.............................................  39
     9.13  Affiliate, Voting and Escrow Agreements.....................  39
     9.14  Court Approval..............................................  39
     9.15  ASC, Etc....................................................  39
10. TERMINATION OF AGREEMENT...........................................  40
     10.1  Termination.................................................  40
     10.2  Notice of Termination.......................................  41
     10.3  Effect of Termination.......................................  41
     10.4  Termination Fees............................................  41
11. SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES,
    CONTINUING COVENANTS...............................................  42
     11.1  Survival of Representations.................................  42
     11.2  TSI Agreement to Indemnify..................................  43
12. MISCELLANEOUS......................................................  44
     12.1  Governing Law...............................................  44
     12.2  Assignment; Binding Upon Successors and Assigns.............  44
     12.3  Severability................................................  44
     12.4  Counterparts................................................  44
     12.5  Other Remedies..............................................  44
     12.6  Amendment and Waivers.......................................  44
     12.7  Expenses....................................................  45
     12.8  Attorneys' Fees.............................................  45
     12.9  Notices.....................................................  45
    12.10  Construction of Agreement...................................  46
    12.11  No Joint Venture............................................  46

                                                                         PAGE
                                                                         ----
    12.12  Further Assurances..........................................  46
    12.13  Absence of Third Party Beneficiary Rights...................  46
    12.14  Public Announcement.........................................  46
    12.15  Entire Agreement............................................  46

EXHIBITS

Exhibit 1.1..................................................Plan of Arrangement
Exhibit 1.9.....................................................Escrow Agreement
Exhibit 2.9....................................................TSI Balance Sheet
Exhibit 4.4A......................................................TSI Affiliates
Exhibit 4.4B..........................................TSI Principal Shareholders
Exhibit 4.4C................................................TSI Voting Agreement
Exhibit 4.5.............................................TSI Affiliates Agreement
Exhibit 4.13A...........Persons signing Employment and Noncompetition Agreements
Exhibit 4.13B.......................................Form of Employment Agreement
Exhibit 4.13C...................................Form of Noncompetition Agreement
Exhibit 5.4A.......................................VERITAS Affiliates Agreements
Exhibit 5.4B...........................................VERITAS Voting Agreements
Exhibit 6.2(a)..................................................Share Conditions
Exhibit 6.2(b)(i)..............................................Support Agreement
Exhibit 6.2(b)(ii)...........................Voting and Exchange Trust Agreement
Exhibit 6.2(b)(iii)........................Restated Certificate of Incorporation

                   AMENDED AND RESTATED COMBINATION AGREEMENT

     THIS AMENDED AND RESTATED COMBINATION AGREEMENT (this "AGREEMENT") is entered into as of April 12, 1999 by and among VERITAS Holding Corporation, a Delaware corporation ("VERITAS HOLDING"), VERITAS Software Corporation, a Delaware corporation ("VERITAS SOFTWARE") and TeleBackup Systems Inc., an Alberta corporation ("TSI"). This Agreement amends and restates that certain Combination Agreement dated as of September 1, 1998 between VERITAS Software, VERITAS Holding and TSI (the "ORIGINAL AGREEMENT"), as amended by the Novation, Assignment and Amendment Agreement dated as of February 27, 1999, entered into by and among VERITAS Holding, VERITAS and TSI (the "NOVATION AGREEMENT").

                                    RECITALS

     A. VERITAS Software and TSI entered into the Original Agreement, pursuant to which TSI would become a subsidiary of VERITAS, pursuant to the terms of an arrangement effected under the Business Corporations Act (Alberta).

     B. VERITAS Software subsequently entered into that certain Agreement and Plan of Reorganization dated October 5, 1998 with VERITAS Holding, Seagate Technology, Inc., Seagate Software, Inc. ("SEAGATE") and Seagate Software Network & Storage Management Group, Inc., which provides for the merger of a wholly owned subsidiary of VERITAS Holding with and into VERITAS Software, such that VERITAS Software will become a subsidiary of VERITAS Holding, and the acquisition by VERITAS Holding of the Network & Storage Management Group business of Seagate Software, Inc. (the "NSMG COMBINATION").

     C. VERITAS Software, TSI and VERITAS Holding subsequently entered into the Novation Agreement, which amended the Original Agreement and assigned certain rights of VERITAS Software under the Original Agreement to VERITAS Holding, among other things.

     D. The parties to the Novation Agreement desire to amend and restate the Novation Agreement and the Original Agreement in their entirety to restructure the transaction set forth therein as described herein and in the Plan of Arrangement attached as Exhibit 1.1 hereto.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

 1. Definitions

     1.1 Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to it in the Plan of Arrangement attached as Exhibit 1.1 hereto.

     1.2 Subject to the provisions of this Section 1.2, "VERITAS" means VERITAS Holding. If prior to the Effective Time, the stockholders of VERITAS Software and Seagate have not approved the NSMG Combination and the closing of the NSMG Combination has not occurred, all as described in the Joint Proxy Statement (as defined in Section 2.7 below) relating to the Combination and the NSMG Combination, VERITAS shall mean VERITAS Software.

     1.3 In this Agreement, any reference to any event, change or effect being "MATERIAL" with respect to any entity or group of entities means any material event, change or effect related to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such entity or group of entities. In this Agreement, the term "MATERIAL ADVERSE EFFECT" used with respect to a party means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such party and its subsidiaries, taken as a whole; provided that a Material Adverse Effect shall not include any adverse effect resulting from (i) changes in general economic conditions or conditions generally affecting the personal computer application software industry, or (ii) a decline in either party's stock price.

     1.4 Unless otherwise specified, all references in this Agreement to "dollars" or "$" shall mean United States dollars.

 2. The Arrangement

     2.1 The Arrangement. As promptly as practicable after the execution of this Agreement, TSI will apply to the Alberta Court of Queen's Bench (the "COURT") pursuant to section 186 of the Business Corporations Act (Alberta) (the "ABCA") for an interim order in form and substance satisfactory to VERITAS Software (such approval not to be unreasonably withheld or delayed) (the "INTERIM ORDER") providing for, among other things, the calling and holding of a meeting of the shareholders of TSI (the "TSI SHAREHOLDERS MEETING") for the purpose of considering and, if deemed advisable, approving the arrangement (the "ARRANGEMENT") under section 186 of the ABCA and pursuant to the Agreement and Plan of Arrangement substantially in the form of Exhibit 1.1 hereto (the "PLAN OF ARRANGEMENT"). If the TSI Shareholders (as hereinafter defined) approve the Arrangement, thereafter TSI will take the necessary steps to submit the Arrangement to the Court and apply for a final order of the Court approving the Arrangement in such fashion as the Court may direct (the "FINAL ORDER"). At the time (the "EFFECTIVE TIME") and upon the date (the "EFFECTIVE DATE") as defined in the Plan of Arrangement the following reorganization of capital shall occur and shall be deemed to occur in the following order without any further act or formality:

        (a) Holders of TeleBackup Common Shares who have duly exercised their rights of dissent as set forth in the Plan of Arrangement shall be deemed to have transferred their TeleBackup Common Shares to TeleBackup for cancellation and such shares shall be cancelled.

        (b) The articles of Exchangeco shall be amended as set out in the Articles of Amendment set forth as Appendix A to the Plan of Arrangement to remove its private company restrictions.

        (c) TeleBackup and Amalco shall be amalgamated pursuant to the Amalgamation Agreement to form New TeleBackup.

        (d) Upon the amalgamation of TeleBackup and Amalco to form New
TeleBackup:

             (i) Exchangeco shall issue to holders of TeleBackup Common Shares (other than those holders of TeleBackup Common Shares who, pursuant to the Plan of Arrangement, have duly exercised their rights of dissent and whose TeleBackup Common Shares have been cancelled) one Exchangeco Class A Share for each TeleBackup Common Share held by such TeleBackup Shareholders; provided, however, that share certificates evidencing such Exchangeco Class A Shares shall not be issued;

             (ii) New TeleBackup shall issue to Exchangeco the number of New TeleBackup Common Shares set forth in the Plan of Arrangement;

             (iii) New TeleBackup shall issue to the holders of Amalco Preferred Shares the number of New TeleBackup Preferred Shares set forth in the Plan of Arrangement;

             (iv) There shall be an amount added to the stated capital account maintained for the Exchangeco Class A Shares as set forth in the Plan of Arrangement;

             (v) There shall be an amount added to the stated capital account maintained for the New TeleBackup Common Shares as set forth in the Plan of Arrangement; and

             (vi) There shall be an appropriate amount added to the stated capital account maintained for the New TeleBackup Preferred Shares as set forth in the Plan of Arrangement.

        (e) The Articles of Exchangeco shall be amended as set out in the Articles of Amendment set forth as Appendix C to the Plan of Arrangement to create the Exchangeco Exchangeable Shares.

        (f) Exchangeco shall issue to each Eligible Exchangeco Shareholder the number of Exchangeco Exchangeable Shares equal to the Exchange Ratio for each Exchangeco Class A Share and the Exchangeco Class A Shares so acquired by Exchangeco upon the exchange shall be cancelled and restored to the status of authorized but unissued. There shall be an amount added to the stated capital account maintained for the Exchangeco Exchangeable Shares as set forth in the Plan of Arrangement.

        (g) Canco shall be granted the right to acquire and shall acquire all of the issued and outstanding Exchangeco Class A Shares by issuing to the holders of the outstanding Exchangeco Class A Shares the number of shares of VERITAS Common Stock equal to the Exchange Ratio for each Exchangeco Class A Share so acquired.

        (h) VERITAS shall be entitled to enforce the exchange right and call rights set out in Articles 5, 6 and 7 of the Exchangeable Share Provisions and in exercising such rights VERITAS will be required to purchase Exchangeco Exchangeable Shares from itself. The holders of Exchangeco Exchangeable Shares shall be entitled to enforce the exchange, liquidation and retraction rights set out in Articles 5 and 6 of the Exchangeable Share Provisions.

     2.2 Exchange Ratio. For purposes of this Agreement, the "EXCHANGE RATIO" shall equal (i) the total number of TSI Common Shares outstanding at the Effective Time plus the total number of TSI Common Shares issuable upon exercise of all TSI Options (as hereinafter defined) outstanding at the Effective Time, divided into (ii) the Net Shares (as defined below). For purposes of this
Section 2.1, "NET SHARES" shall equal (A)(x) the Acquisition Shares (as defined below) times the Average Price (as defined below), minus (y) the Debt Payment (as defined below) and any unfunded royalty buyout, divided by (B) the Average Price. The "ACQUISITION SHARES" shall mean (a) in the event that the Average Price is between $33.81 per share and $41.32 per share, 1,710,000 shares of VERITAS Common Stock, (b) in the event that the Average Price is less than $33.81 per share, the number of shares of VERITAS Common Stock determined by dividing $57,808,000 by such Average Price, provided however, that, in such case, in no event shall the Acquisition Shares exceed 1,900,000 shares of VERITAS Common Stock, or (c) in the event that the Average Price is more than $41.32 per share, the number of shares of VERITAS Common Stock determined by dividing $70,654,000 by such Average Price, provided however, that, in such case, in no event shall the Acquisition Shares be less than 1,555,000 shares of VERITAS Common Stock. The "AVERAGE PRICE" means the average of the closing sale prices of one share of VERITAS Software or VERITAS Holding Common Stock reported in the Wall Street Journal, on the basis of information provided by the NASDAQ Stock Market for each of the ten trading days ending two
(2) trading days preceding the Closing Date (as defined in Section 7.1 below). The "DEBT PAYMENT" shall mean that portion of the estimated $2.7 million of principal and accrued interest owing under that certain convertible debenture issued by TSI on or about September 30, 1997 which remains outstanding as of the Effective Time.

     2.3 Adjustments for Capital Changes. If, prior to the Effective Time, VERITAS or TSI recapitalizes through a subdivision of its outstanding shares into a greater number of shares, or a combination of its outstanding shares into a lesser number of shares, or reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes, or declares a dividend on its outstanding shares payable in shares of its capital stock or securities convertible into shares of its capital stock, then the Exchange Ratio will be adjusted appropriately so as to maintain the relative proportionate interests of the holders of TSI Common Shares and the holders of the shares of VERITAS Common Stock; provided, however, that no such change or declaration shall be made by either VERITAS or TSI other than in accordance with this Agreement; provided further, that there shall be no adjustment to the Exchange Ratio as a result of the NSMG Combination.

     2.4 Dissenting Shares. Holders of TSI Common Shares may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in section 184 of the ABCA and section 3.1 of the Plan of Arrangement as modified by the Interim Order (such holders referred to as "DISSENTING SHAREHOLDERS"). TSI shall give VERITAS (i) prompt notice of any written demands of a right of dissent, withdrawals of such demands, and any other instruments served pursuant to the ABCA and received by TSI, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. TSI shall not, except with the prior written consent of VERITAS, which consent shall not be unreasonably withheld, voluntarily make any payment with respect to any such rights or offer to settle or settle any such rights. All payments to Dissenting Shareholders shall be the sole responsibility of TSI, and neither VERITAS Software nor VERITAS Holding will directly or indirectly provide any funds for the purposes of making payments to Dissenting Shareholders. In the event that TSI does not have sufficient funds to make payments to Dissenting Shareholders, TSI will undertake to borrow the funds necessary to make such payments from sources other than VERITAS Software or VERITAS Holding or any affiliate of either VERITAS Holding or VERITAS Software.

     2.5  TSI Options.

        (a) Exchange of TSI Options. At the Effective Time, after the actions described in Section 2.1, each of the then outstanding options to purchase TSI Common Shares (collectively, the "TSI OPTIONS") (including all outstanding options granted under TSI's Directors', Management, Employees' and Consultants' Stock Option Plan adopted on December 23, 1995 (the "TSI OPTION PLAN")) will, at the Effective Time, and without any further action on the part of any holder thereof, be exchanged for an option to purchase that number of shares of VERITAS Common Stock determined by multiplying the number of TSI Common Shares subject to such TSI Option at the Effective Time by the Exchange Ratio, at an exercise price per share of VERITAS Common Stock equal to the exercise price per share of such TSI Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in an exchanged TSI

Option being exercisable for a fraction of a share of VERITAS Common Stock, then the number of shares of VERITAS Common Stock subject to such option will be rounded down to the nearest whole number of shares and the total exercise price for the option will be reduced by the exercise price of the fractional share. The term, exercisability, vesting schedule, status as an "incentive stock option" under section 422 of the Code, if applicable, and all other terms and conditions of the TSI Options will otherwise be unchanged. Continuous employment with TSI will be credited to an optionee of TSI for purposes of determining the number of shares of VERITAS Common Stock subject to exercise under an exchanged TSI Option after the Effective Time.

        (b) Registration. VERITAS will cause the VERITAS Common Stock issuable upon exercise of the assumed TSI Options to be registered on Form S-8 promulgated by the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after the Effective Time and will use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such converted TSI Options shall remain outstanding. With respect to those individuals who subsequent to the Arrangement will be subject to the reporting requirements under section 16(a) of the Exchange Act (as defined below), VERITAS shall administer the TSI Option Plan assumed pursuant to this Section in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act. VERITAS shall reserve a sufficient number of shares of VERITAS Common Stock for issuance upon exercise of the TSI Options assumed by VERITAS pursuant to this Section.

     2.6 Other Effects of the Arrangement. At the Effective Time, (a) the bylaws of New TeleBackup shall be those set forth in the Amalgamation Agreement,
(b) the directors of New TeleBackup will be as designated in the Amalgamation Agreement, (c) the officers of New TeleBackup will be as designated in the Amalgamation Agreement, and (d) the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable law, including, without limitation, the ABCA.

     2.7 Joint Proxy Statement; Registration Statement. (a) As promptly as practicable after execution of this Agreement, VERITAS Software, VERITAS Holding and TSI shall, if so required, prepare and file with the SEC a preliminary joint management information circular and proxy statement (the "JOINT PROXY STATEMENT"), together with any other documents required by the Securities Act of 1933, as amended (the "SECURITIES ACT") or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), in connection with the Arrangement. The Joint Proxy Statement shall constitute, among other things, (i) the management information circular of TSI with respect to the TSI Shareholders Meeting to consider the Arrangement and this Agreement, (ii) the proxy statement of VERITAS with respect to the meeting of stockholders of VERITAS (the "VERITAS STOCKHOLDERS MEETING") to be held with respect to the approval by VERITAS' stockholders of the amendment of VERITAS' Certificate of Incorporation to create a special voting share that will permit the Exchangeco Exchangeable Shares to vote with the VERITAS Common Stock (the "RESTATED CERTIFICATE OF INCORPORATION"), (iii) the prospectus of VERITAS with respect to the shares to be issued in the Combination; and (iv) a part of the Registration Statement on Form S-4 of VERITAS that registers the shares to be issued in the Combination under the Securities Act. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by VERITAS Software, VERITAS Holding and TSI of all information required to be contained therein, VERITAS and TSI shall cause the Joint Proxy Statement to be mailed to each company's shareholders. VERITAS shall file a registration statement on Form S-3 or, in the event that VERITAS is not eligible to use a registration statement on Form S-3, a registration statement on Form S-1 with the SEC under the terms of Rule 415 of the Securities Act and use its best efforts to maintain the effectiveness of such registration for 7 years or for such shorter period as such Exchangeco Exchangeable Shares remain outstanding, and VERITAS and TSI shall use all reasonable efforts to cause the such registration statement to become effective.

        (b) Each party shall promptly furnish to the other party all information concerning such party and its shareholders as may be reasonably required in connection with any action contemplated by this Section 2.7. The Joint Proxy Statement and the registration statement on Form S-3 or Form S-1, as the case may be, shall comply in all material respects with all applicable requirements of law. Each of VERITAS Software, VERITAS Holding and TSI will notify the others promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the such registration statement or for additional information, and will supply the other with copies of all correspondence with the SEC or its staff with respect to the Joint Proxy Statement or such registration statement. Whenever any event occurs which should be set forth in an amendment or supplement to the Joint Proxy Statement or such registration statement, VERITAS Holding, VERITAS Software or TSI, as the case may be, shall promptly inform the others of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of VERITAS and TSI, such amendment or supplement.

     2.8 Reorganization. The parties intend to adopt the Arrangement as an amalgamation to which section 87 of the Income Tax Act (Canada) (the "ITA") including subsection 87(4) applies by reason of subsection 87(9) of the ITA followed by a reorganization of capital of TSI under section 86 of the ITA.

     2.9 Escrow Agreement. An Escrow Agreement shall be entered into on or before the Closing Date (as defined in Section 7.1 below) in substantially the form of Exhibit 1.9 (the "ESCROW AGREEMENT"), among VERITAS Holding, VERITAS Software, Dr. Byron G. Osing (the "REPRESENTATIVE"), as representative for those TSI Affiliates (as defined in Section 6.4 below) who are holders of outstanding TSI Common Shares immediately before the Effective Time who may elect to receive Exchangeco Exchangeable Shares pursuant to the Plan of Arrangement, and who do not exercise rights of dissent (the "INDEMNIFYING TSI HOLDERS") and Chase Manhattan Bank and Trust Company, National Association, as Escrow Agent. Pursuant to the Escrow Agreement, 10% of the total number of shares of the Exchangeco Exchangeable Shares which would be issued to such holders pursuant to the Arrangement assuming all such holders properly elect to receive Exchangeco Exchangeable Shares shall be withheld from them (the "ESCROW SHARES"). Promptly after the Closing Date, certificates representing the Escrow Shares thus withheld shall be deposited in escrow pursuant to the Escrow Agreement. The Escrow Shares represented by the certificates deposited in escrow as provided above in this Section will be held pursuant to the Escrow Agreement as collateral for the indemnification obligations of the Indemnifying TSI Holders under Section 11.2 below pending their release from escrow pursuant to the Escrow Agreement.

 3. Representations and Warranties of TSI

     Except as set forth in a letter dated as of September 1, 1998 and delivered by TSI to VERITAS on such date (the "TSI DISCLOSURE LETTER"), TSI hereby represents and warrants to VERITAS Holding and VERITAS Software that, as of the date of this Agreement unless dates are specified below in this Section 3, in which case TSI hereby represents and warrants to VERITAS Holding and VERITAS Software that, as of such specified dates:

     3.1 Organization; Good Standing; Qualification and Power. TSI is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power, authority and capacity to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on TSI. Section 2.1 of the TSI Disclosure Letter sets forth a correct and complete list of each jurisdiction in which TSI is duly qualified and in good standing to do business. TSI has delivered to VERITAS Software's counsel complete and correct copies of the certificate or articles of incorporation (or similar document) and bylaws of TSI in each case as amended to April 12, 1999. TSI does not have any subsidiaries or any equity interest, direct or indirect, in any corporation, partnership, joint venture, trust, co-tenancy or other business undertaking or entity.

     3.2  Capital Structure.

        (a) Stock and Options. The authorized share capital of TSI consists of an unlimited number of TSI Common Shares, no par value. At the close of business on August 31, 1998, 9,657,791 TSI Common Shares were issued and outstanding and no TSI Common Shares were held by TSI in its treasury. An aggregate of 790,000 TSI Common Shares are reserved and authorized for issuance pursuant to the TSI Option Plan in respect of which TSI Options granted pursuant to the TSI Option Plan to purchase a total of 706,000 TSI Common Shares were outstanding as of August 31, 1998. There are no outstanding TSI Options that have not been granted under the TSI Option Plan. As of August 31, 1998, TSI Warrants to purchase an aggregate of 229,341 TSI Common Shares were outstanding. As of the date of this Agreement, no TSI Warrants are outstanding. All outstanding TSI Common Shares have been duly authorized, validly issued, are fully paid and non-assessable and not subject to preemptive rights and have been offered, issued, sold and delivered by TSI in compliance with all registration, qualification and prospectus requirements (or applicable exemptions therefrom) of applicable federal, provincial and state securities laws. TSI has provided to VERITAS Software's counsel a correct and complete list of each TSI Option and TSI Warrant outstanding as of September 1, 1998, including the name of the holder of such TSI Option or TSI Warrant, the grant date of each TSI Option and TSI Warrant, the number of shares covered by such TSI Option and TSI Warrant, the per share exercise price of such TSI Option and such TSI Warrant and the vesting schedule applicable to each such TSI Option and whether the vesting on any such TSI Option will accelerate as a result of the Arrangement.

        (b) No Other Commitments. Except for the TSI Options disclosed in
Section 3.2(a) above and listed in the TSI Disclosure Letter, there are no options, warrants, calls, rights, commitments, conversion rights or agreements of any character to which TSI is a party or by which TSI is bound obligating TSI to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of TSI or securities convertible into or exchangeable for shares of capital stock of TSI, or obligating TSI to grant, extend or enter into any such option, warrant, call, right, commitment, conversion right or agreement. There are no voting trusts or other agreements or understandings to which TSI is a party with respect to the voting of the capital stock of TSI.

        (c) Registration Rights. TSI is not under any obligation to register under the Securities Act or to qualify the distribution of any of its securities under the laws of any provision of Canada or any other law of its presently outstanding securities or any securities that may be subsequently issued or to qualify the distribution of any of its securities.

     3.3  Authority.

        (a) Corporate Action. TSI has all requisite corporate power, authority, and capacity to enter into this Agreement and, subject to approval of this Agreement and the Arrangement by the TSI Shareholders and approval by the Court, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by TSI and, subject to approval of this Agreement and the Arrangement by the TSI Shareholders and approval by the Court, the consummation by TSI of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of TSI. This Agreement has been duly executed and delivered by TSI and this Agreement is the valid and binding obligation of TSI, enforceable in accordance with its terms, except that such enforceability may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

        (b) No Conflict. Neither the execution, delivery and performance of this Agreement or the Plan of Arrangement by TSI, nor the consummation of the transactions contemplated hereby or thereby by TSI nor compliance with the provisions hereof or thereof by TSI will (i) conflict with, or result in any violations of, the articles of incorporation or bylaws of TSI, or (ii) result in any breach of or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of TSI under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to TSI or its properties or assets, other than any such breaches, defaults, losses, liens, security interests, charges or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on TSI, or (iii) except for the requirement under the ABCA that the Arrangement be approved by the holders of not less than two-thirds (or such other proportion as may be set out in the Interim Order) of the outstanding TSI Common Shares who are permitted to, and who, vote in accordance with the ABCA at the TSI Shareholders Meeting, require the affirmative vote of the holders of greater than a majority of the issued and outstanding TSI Common Shares.

        (c) Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, governmental department, agency, commission, board, tribunal, crown corporation or other governmental authority or instrumentality or rule or regulation-making authority having or purporting to have jurisdiction on behalf of any nation, or province or state or other subdivision thereof, domestic or foreign (each a "GOVERNMENTAL ENTITY"), is required to be obtained by TSI in connection with the execution and delivery of this Agreement or the Plan of Arrangement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the Alberta Securities Commission (the "ASC") and the Court and the mailing to TSI Shareholders of the Joint Proxy Statement relating to the TSI Shareholders Meeting, (ii) the furnishing to the SEC of such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby (the "SEC FILINGS"), (iii) approval of the Court to the Arrangement and the filings of the Articles of Arrangement and any other required amalgamation, arrangement or other documents as required by the ABCA, (iv) such filings, authorizations, orders and approvals as may be required under state "control share acquisition," "anti-takeover" or other similar statutes and regulations (collectively, "STATE TAKEOVER LAWS"), (v) such filings, authorizations, orders and approvals as may be required under the Securities Act (Alberta) (the "ASA") and other relevant Canadian securities statutes, any other applicable federal, provincial or state securities laws and the rules of the National Association of Securities Dealers, Inc. (the "NASD") or The Alberta Stock Exchange (the "ASE"), and (vi) required notices and filings under the Investment Canada Act and under the Competition Act (Canada), unless the failure to obtain such consents, approvals, etc., would not prevent or delay the consummation of the Arrangement or otherwise prevent TSI from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect on TSI.

     3.4  Securities Regulatory Authority Reports and Financial Statements.

        (a) Canadian Compliance. Since December 31, 1996, TSI has filed all forms, reports and documents with the ASC required to be filed by it pursuant to the ASA and the regulations promulgated thereunder and the applicable policies and rules of the ASC (collectively, the "TSI ASC REPORTS"), all of which have complied in all material respects with all applicable requirements of such statute, regulations, policies and rules. With respect to the business and affairs of TSI, none of the TSI ASC Reports, when taken together, at the time filed or as subsequently amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. TSI has delivered to VERITAS' outside counsel correct and complete copies of each TSI ASC Report.

        (b) Financial Statements. The balance sheets and the statements of operations, retained earnings and cash flows (including the related notes thereto) of TSI contained in the TSI ASC Reports (the "FINANCIAL STATEMENTS") present fairly the financial position and the results of operations and cash flows of TSI as of the dates or for the periods presented therein in conformity with Canadian generally accepted accounting principles ("CANADIAN GAAP") applied on a consistent basis during the periods involved, except as otherwise noted therein and subject in the case of quarterly financial statements to normal and recurring year-end audit adjustments.

     3.5 Information Supplied. None of the information supplied or to be supplied by TSI for inclusion or incorporation by reference in the Joint Proxy Statement will, at the date the Joint Proxy Statement is mailed to the TSI Shareholders and at the time of the TSI Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy

Statement will comply as to form in all material respects with the provisions of the ABCA, the ASA and all other applicable Canadian securities laws and the rules and regulations promulgated thereunder.

     3.6 Compliance with Applicable Laws. Except as disclosed in the TSI ASC Reports filed prior to the date of this Agreement, the business of TSI is not being conducted in violation of any law, ordinance, regulation, rule or order of any Governmental Entity where such violation would have a Material Adverse Effect. Except as disclosed in the TSI ASC Reports filed prior to the date of this Agreement, TSI has not been notified by any Governmental Entity that any investigation or review with respect to TSI is pending or threatened, nor has any Governmental Entity notified TSI of its intention to conduct the same. TSI has all material permits, licenses and franchises from Governmental Entities required to conduct its business as now being conducted, and is in material compliance with all such permits, licenses and franchises, except for those whose absence would not have a Material Adverse Effect on TSI.

     3.7 Litigation. Except as disclosed in the TSI ASC Reports filed prior to the date of this Agreement, there is no suit, action, litigation, investigation, arbitration, demand, claim, grievance or proceeding pending or, to the best knowledge of TSI, threatened against TSI that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on TSI; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against TSI that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on TSI. TSI has made available to VERITAS correct and complete copies of all correspondence prepared by TSI's counsel for TSI's auditors in connection with the last two completed audits of TSI's financial statements and any such correspondence since the date of the last such audit.

     3.8  Employment Matters.

        (a) TSI shall deliver to VERITAS prior to Closing a complete list of all Employees of TSI ("EMPLOYEES"), together with the titles and material terms of employment, including current wages, salaries or hourly rate of pay of, and bonus (whether monetary or otherwise) paid or payable to each such Employee, the date upon which such wage, salary, rate or bonus became effective and the date upon which each such Employee was first hired by TSI. Except as disclosed, no Employee is on long-term disability leave, extended absence or receiving benefits pursuant to the Workers' Compensation Act (Alberta).

        (b) Except for those written employment contracts with salaried Employees identified in the TSI Disclosure Letter, there are no written contracts of employment entered into with any Employees or any oral contracts of employment which are not terminable on the giving of reasonable notice in accordance with applicable law.

        (c) Except as set out in the TSI Disclosure Letter, there are no employment policies or plans, including policies or plans regarding incentive compensation, stock options, severance pay or other terms or conditions of employment or terms or conditions upon which Employees may be terminated, which are binding upon TSI.

        (d) TSI has been and is being operated in full compliance with all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity relating to employees ("EMPLOYMENT LAWS"), including employment standards, occupational health and safety, pay equity and employment equity, except for those Employment

Laws whose breach thereof would not have a Material Adverse Effect on TSI. To the best of TSI's knowledge, there have been no complaints under such Employment Laws against TSI.

        (e) Except as disclosed in the TSI Disclosure Letter, TSI has not received notice of any complaints or threatened complaints, against TSI before any employment standards branch or tribunal or human rights tribunal. Except as disclosed in the TSI Disclosure Letter, nothing has occurred which might lead to a complaint against TSI under any human rights legislation or employment standards legislation. There are no outstanding decisions or settlements or pending settlements under the employment standards legislation which place any obligation upon TSI to do or refrain from doing any act.

        (f) All current assessments under the Workers' Compensation Act (Alberta) in relation to TSI have been paid or accrued and the Company has not been subject to any special or penalty assessment under such legislation which has not been paid.

     3.9  Collective Agreements.

        (a) TSI is not a party, either directly or by operation of law, to any collective agreement, letters of understanding, letters of intent or other written communication with any trade union or association which may qualify as a trade union, which would cover any of its Employees or any dependent contractors of TSI.

        (b) Except as disclosed in the TSI Disclosure Letter, there are no outstanding labor tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for Employees or dependent contractors of TSI, and there have not been any such proceedings within the last two years.

        (c) Except as disclosed in the TSI Disclosure Letter, there are no threatened or apparent union organizing activities involving the Employees or dependent contractors of TSI.

        (d) TSI has no serious labor problems that might materially affect the value of TSI or lead to an interruption of its operations at any location.

     3.10  Pension and Other Benefit Plans.

        (a) The TSI Disclosure Letter sets forth a complete list of all Pension/Benefit Plans. In this Agreement, "PENSION/BENEFIT PLANS" means all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, to which TSI is a party or is bound by or under which TSI has any liability or contingent liability, relating to (i) retirement savings or pensions, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan, or supplemental pension or retirement plan, or (ii) any bonus, profit sharing, deferred compensation, incentive compensation, hospitalization, health, disability, unemployment insurance, vacation pay, severance pay or other benefit plan with respect to any of its Employees or former employees, individuals working on contract with it or other individuals providing services to it of a kind normally provided by employees, and all statutory plans which TSI is required to comply with, including, without limitation, the Canada or Quebec Pension Plans or plans administered pursuant to applicable provincial health tax, workers' compensation and unemployment insurance legislation.

        (b) Current and complete copies of all written Pension/Benefit Plans or, where oral, written summaries of the material terms thereof, have been provided or made available to VERITAS together with current and complete copies of all documents relating to the Pension/Benefit Plans, including, without limitation, as applicable, (i) all documents establishing, creating or amending any Pension/Benefit Plan, (ii) all trust agreements, funding agreements, insurance contracts and investment management agreements, (iii) all financial statements and accounting statements and reports, and investment reports for each of the last two years and the two most recent actuarial reports, (iv) all reports, returns, filings and material correspondence with any regulatory authority in the last two years, and (v) all booklets, summaries or manuals prepared for or circulated to, and written communications of a general nature to employees concerning any Pension/Benefit Plan.

        (c) Except as disclosed in the TSI Disclosure Letter, each Pension/Benefit Plan is, and has been, established, registered, qualified, administered and invested, in compliance with (i) the terms thereof, and (ii) all applicable laws, by-laws, results, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity ("LAWS"), and TSI has not received any notice from any person or Governmental Entity questioning or challenging such compliance (other than in respect of any claim related solely to that person).

        (d) All obligations under the Pension/Benefit Plans (whether pursuant to the terms thereof or applicable Laws) have been satisfied, and there are no outstanding defaults or violations thereunder by TSI nor does TSI have any knowledge of any default or violation by any other party to any Pension/Benefit Plan.

        (e) There have been no amendments, modifications or restatements or any Pension/Benefit Plan made, or any improvements in benefits promised, under the Pension/ Benefit Plan since December 31, 1996.

        (f) All contributions or premiums required to be paid to or in respect of each Pension/Benefit Plan have been paid in a timely fashion in accordance with the terms thereof and all applicable Law, and no Taxes, penalties or fees are owing or eligible under any Pension/Benefit Plan.

        (g) There is no proceeding, action, suit or claim (other than routine claims for benefits) pending or, to the best of TSI's knowledge, threatened involving any Pension/ Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such proceeding, action, suit or claim (other than routine claims for benefits).

        (h) No event has occurred respecting any Pension/Benefit Plan which would entitle any person or Governmental Entity (without the consent of TSI) to wind-up or terminate any Pension/Benefit Plan, in whole or in part, or which could reasonably be expected to adversely affect the tax status thereof.

        (i) There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or insolvency deficiencies respecting any of the Pension/Benefit Plans.

        (j) No material changes have occurred in respect of any Pension/Benefit Plan since the date of the most recent financial, accounting or actuarial report, as applicable, issued in connection with any Pension/Benefit Plan, which could reasonably be expected to adversely affect the relevant report (including rendering it misleading in any material respect).

        (k) TSI has not received, or applied for, any payment of surplus out of any Pension/Benefit Plan.

        (l) Except as disclosed in the TSI Disclosure Letter, TSI has not taken any contribution holidays under any Pension/Benefit Plan and TSI was entitled under the terms of the Pension/Benefit Plans and under applicable Law to take such contribution holidays.

        (m) There have been no improper withdrawals or transfers of assets from any Pension/Benefit Plan.

        (n) All employee data necessary to administer each Pension/Benefit Plan is in the possession of TSI and is complete, correct and in a form which is sufficient for the proper administration of the Pension/Benefit Plans, and none of the Pension/Benefit Plans, other than the pension plans or any group registered retirement savings plan or supplemental pension or retirement plan, provide benefits to retired employees or to the beneficiaries or dependents of retired employees.

        (o) None of the Pension/Benefit Plans require or permit a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any insured Pension/Benefit Plan is reasonable and sufficient to provide for all incurred but unreported claims.

     3.11 Absence of Undisclosed Liabilities. At December 31, 1998 (the "TSI BALANCE SHEET DATE"), (i) TSI had no liabilities or obligations of any nature (matured or unmatured, fixed or contingent) which were material to TSI, taken as a whole, and were not provided for in the balance sheet of TSI at the TSI Balance Sheet Date, a copy of which is attached hereto as Exhibit 2.9 (the "TSI BALANCE SHEET"); and (ii) all reserves established by TSI and set forth in the TSI Balance Sheet were reasonably adequate.

     3.12 Absence of Certain Changes or Events. Except as disclosed in the TSI ASC Reports filed prior to April 12, 1999, since the TSI Balance Sheet Date there has not occurred:

        (a) any change in the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of TSI that could reasonably be expected to have a Material Adverse Effect on TSI;

        (b) any amendments or changes in the articles of incorporation or bylaws of TSI;

        (c) any damage, destruction or loss, whether covered by insurance or not, that could reasonably be expected to have a Material Adverse Effect on TSI;

        (d) any redemption, repurchase or other acquisition of TSI Common Shares by TSI (other than the repurchase of unvested shares at cost pursuant to arrangements with terminated employees or consultants), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to TSI Common Shares;

        (e) any material increase in or material modification of the compensation or benefits payable or to become payable by TSI to any of its directors or employees, except in the ordinary course of business consistent with past practice;

        (f) any material increase in or material modification of any bonus, pension, insurance or Pension/Benefit Plan (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its employees, other than in the ordinary course of business consistent with past practice;

        (g) any acquisition or sale of a material amount of property or assets of TSI, other than in the ordinary course of business consistent with past practice;

        (h) any alteration in any term of any outstanding security of TSI;

        (i) (A) other than in the ordinary course of business consistent with past practice or other nonmaterial amounts, any incurrence, assumption or guarantee by TSI of any debt for borrowed money; (B) any issuance or sale of any securities convertible into or exchangeable for debt securities of TSI; or (C) any issuance or sale of options or other rights to acquire from TSI, directly or indirectly, debt securities of TSI or any securities convertible into or exchangeable for any such debt securities;

        (j) other than in the ordinary course of business consistent with past practice or other than in nonmaterial amounts, any creation or assumption by TSI of any mortgage, pledge, security interest or lien or other encumbrance on any asset;

        (k) other than in the ordinary course of business consistent with past practice, any making of any loan, advance or capital contribution to or investment in any person other than (i) travel loans or advances made in the ordinary course of business of TSI, (ii) other loans and advances in an aggregate amount which does not exceed $50,000 outstanding at any time and (iii) purchases on the open market of liquid, publicly traded securities;

        (l) any entering into, amendment of, relinquishment, termination or non-renewal by TSI of any material contract, lease transaction, commitment or other right or obligation other than in the ordinary course of business;

        (m) any transfer or grant of a material right under the TSI Intellectual Property Rights (as defined in Section 3.17 below), other than those transferred or granted in the ordinary course of business;

        (n) any labor dispute or charge of unfair labor practice (other than routine individual grievances), any activity or proceeding by a labor union or representative thereof to organize any employees of TSI or any campaign being conducted to solicit authorization from employees to be represented by such labor union; or

        (o) any agreement or arrangement made by TSI to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Agreement materially untrue or incorrect as of the date when made unless otherwise disclosed; and

        (p) any material change in the level of inventories.

     3.13 Agreements. Section 2.13 of the TSI Disclosure Letter sets forth a list of any of the following written or oral contracts, agreements and other instruments to which TSI is a party or otherwise bound, copies of each of which written contracts, agreements or instruments have been delivered to VERITAS' counsel:

        (a) contract with or commitment to any labor union;

        (b) continuing contract for the future purchase, sale or manufacture of products, material, supplies, equipment or services requiring payment to or from TSI in an amount in excess of $100,000 per annum (i) which is not terminable on 120 days' or less notice without cost or other liability at or at any time after the Effective Time, or (ii) in which TSI has granted or received manufacturing rights, most favored nations pricing provisions or exclusive marketing rights relating to any product, group of products or territory;

        (c) contract providing for the development of software for, or license of software to, TSI, or other Intellectual Property Rights used or incorporated in one or more of the products referred to in Section 2.18 of the TSI Disclosure Letter (other than software licensed to TSI from a third party as to which TSI has a fully-paid perpetual license to use and distribute as TSI is currently doing without any restrictions or requirements as to how the TSI Published Product (as defined in Section 3.18 below) is marketed, or that is generally available to the public from such third party at a per copy license fee of less than $5,000, but including any site or corporate license and each agreement providing for either the delivery of source code or the escrow of source code for the benefit of the licensee or any OEM, distribution or other agreement that requires TSI to perform any ongoing development of software including updates and error corrections);

        (d) joint venture contract or other agreement which has involved or is reasonably expected to involve a sharing of profits or losses in excess of $25,000 per annum with any other party;

        (e) indenture, mortgage, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Canadian GAAP;

        (f) lease or other agreement under which TSI is lessee of or holds or operates any items of tangible personal property or real property owned by any third party and under which payments to such third party exceed $50,000 per annum;

        (g) agreement or arrangement for the sale of any assets, properties or rights having a value in excess of $25,000, other than in the ordinary course of business consistent with past practice;

        (h) agreement which restricts TSI from engaging in any aspect of its business or competing in any line of business in any geographic area or in any functional area or that requires TSI to distribute or use exclusively a third party technology or product;

        (i) agreement between or among TSI regarding intercompany loans, revenue or cost sharing, ownership or license of TSI IP Rights (as defined in Section
2.17 below), intercompany royalties or dividends or similar matters;

        (j) written dealer, distributor, sales representative, original equipment manufacturer, value added remarketer or other agreement for the ongoing distribution of the TSI Products (as defined in Section 3.18);

        (k) to the extent not identified in Section 2.8 of the TSI Disclosure Letter, contract or commitment for the employment of any officer, employee or consultant or any other type of contract or understanding with any officer, employee or consultant which is not immediately terminable without cost or other liability (except for normal severance benefits available to employees generally as set forth in any Pension/Benefit Plan or applicable Employment Laws and except for limitations on such termination rights as exist under applicable Employment Laws);

        (l) any other loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement which is not otherwise disclosed elsewhere in the TSI Disclosure Letter, the breach or termination of which would have a Material Adverse Effect on TSI; and

        (m) TSI IP Rights Agreement (as defined in Section 3.17 below) or other material agreements relating to TSI Products (as defined in Section 3.18 below) other than any TSI IP Rights Agreement or other such material agreement already identified in response to Section 3.13(c) above or elsewhere in the TSI Disclosure Letter.

     3.14 No Defaults. Except as disclosed in the TSI ASC Reports filed prior to April 12, 1999, to TSI's knowledge, TSI is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time, or both, would constitute such a default by TSI under, any contract or agreement to which TSI is a party and which would, if terminated or accelerated due to such default, have, insofar as can reasonably be foreseen, a Material Adverse Effect on TSI.

     3.15 Certain Agreements. Except as disclosed in Section 2.15 of the TSI Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of TSI under any Pension/Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any TSI Pension/ Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits, including but not limited to the time of exercise of stock options or the lapse of repurchase rights at the original purchase price on the termination of employment.

     3.16 Taxes. TSI has timely filed, or caused to be filed, all Tax Returns (as defined below) required to be filed by it (all of which returns were correct and complete in all material respects) and has paid or withheld, or caused to be paid or withheld, all Taxes (as defined below) that are due and payable, and TSI has provided adequate accruals in accordance with Canadian GAAP in its financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns. Since the TSI Balance Sheet Date, no material Tax liability has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. TSI has not received any written notification that any material issues have been raised (and are currently pending) by Revenue Canada, the Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waivers of statutes of limitations have been given or requested with respect to TSI except for any such written notices or waivers which have not had and could not reasonably be expected to have a Material Adverse Effect. There are no material proposed (but unassessed) additional Taxes, none have been asserted and no Tax liens have been filed other than for Taxes not yet due and payable.

     As used in this Agreement, "TAX" and "TAXES" means, with respect to any entity, (A) all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital, gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, utility, compensation, social security, workers' compensation, unemployment insurance or compensation, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing, and
(B) any liability for the payment of any amount of the type described in the immediately preceding clause (A) as a result of being a "transferee" (within the meaning of section 6901 of the Code or any other applicable law) of another entity or a member of an affiliated or combined group. As used in this Agreement, "TAX RETURNS" means all returns relating to Taxes.

     3.17 Intellectual Property. Except in each case as disclosed in the TSI ASC Reports filed prior to the date of this Agreement and subject to the matters disclosed in Section 2.17 of the TSI Disclosure Letter:

        (a) TSI owns, or has the right to use, sell or license all material Intellectual Property Rights (as defined below) necessary or required for the conduct of its business as presently conducted and as proposed to be conducted by TSI as of the date hereof (such Intellectual Property Rights being hereinafter collectively referred to as the "TSI IP RIGHTS") and such rights to use, sell or license are reasonably sufficient for such conduct of its business;

        (b) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a material breach of any assignment, conveyance or agreement governing any TSI IP Right significant to a product that accounted for more than 5% of TSI's gross revenues for the year ended December 31, 1997 and the six months ended June 30, 1998 (the "TSI IP RIGHTS AGREEMENTS"), will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any TSI IP Right or materially impair the right of TSI to use, sell or license any TSI IP Right or portion thereof (except where such breach, forfeiture or termination would not have a Material Adverse Effect on TSI);

        (c) there are no royalties, honoraria, fees or other payments in excess of $50,000 payable by TSI to any person by reason of the publication or distribution of the TSI Published Products (as defined in Section 3.18 below) other than as set forth in the TSI IP Rights Agreements listed in the TSI Disclosure Letter;

        (d) neither the manufacture, marketing, license, sale or lawful use of any product currently licensed or sold by TSI or currently under development by TSI violates any license or agreement between TSI and any third party or infringes any Intellectual Property Right of any other party; and there is no pending or, to the best knowledge of TSI, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any TSI IP Right nor, to the best knowledge of TSI, is there any basis for any such claim, nor has TSI received any notice asserting that any TSI IP Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor, to the best knowledge of TSI, is there any basis for any such assertion, except to the extent that such violation(s), or notice or basis therefor, have not had and could not reasonably be expected to have a Material Adverse Effect on TSI; and

        (e) TSI has taken reasonable and practicable steps designed to safeguard and maintain the secrecy and confidentiality of, and its proprietary rights in, all material TSI IP Rights. All officers and employees involved in the development of products or product documentation and consultants of TSI have executed and delivered to TSI an agreement regarding the protection of proprietary information and the assignment to TSI of all Intellectual Property Rights arising from the services performed for TSI by such persons; and copies of the forms of all such agreements have been delivered to VERITAS' counsel. No current or prior officers, employees or consultants of TSI claim an ownership interest in any TSI IP Rights as a result of having been involved in the development of such property while employed by or consulting to TSI, or otherwise.

     TSI will deliver, prior to Closing (as defined in Section 7.1 below), a list of all applications, registrations, filings and other formal actions made or taken pursuant to United States, Canadian, provincial, federal, state and foreign laws by TSI to perfect or protect its interest in TSI IP Rights, including, without limitation, all patents, patent applications, trademarks and service marks, trademark and service mark applications, copyrights and copyright applications and to the knowledge of TSI, there is no cancellation, termination or expiration of any such registration or patent that is reasonably foreseeable and is not intended to be renewed or extended by TSI, except where the failure to renew or extend would not have a Material Adverse Effect on TSI. To the best of TSI's knowledge, it is not using any confidential information or trade secrets of any former employer of any past or present employees.

     As used herein, the term "INTELLECTUAL PROPERTY RIGHTS" shall mean all worldwide industrial and intellectual property rights, including, without limitation, patents, patent applications, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, copyright, copyright applications, mask works, franchises, licenses, know-how, trade secrets, customer lists, proprietary processes and formulae, all source and object code, algorithms, architecture, structure, display screens, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including, without limitation, manuals, memoranda and records.

     3.18 Products and Distribution. Section 2.18 of the TSI Disclosure Letter contains a complete list of all of the top five software products (by title, determined by aggregate sales receipts by TSI in fiscal 1997 and through June 30, 1998 from such title) published and/or distributed by TSI (the "TSI PUBLISHED PRODUCTS") and all material products under development or consideration by TSI or with an estimated public availability date on or prior to December 31, 1998 (the "TSI PRODUCTS UNDER DEVELOPMENT" and, collectively with the TSI Published Products, the "TSI PRODUCTS"). The TSI Disclosure Letter sets forth, for each TSI Product Under Development, the currently estimated public availability date (which TSI believes to be reasonable).

     3.19 Fees and Expenses. Except for the fees and expenses set forth in the TSI Disclosure Letter payable to the Opman Group, TSI has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.

     3.20 Insurance. TSI maintains and at all times since January 1, 1997 has maintained fire and casualty, general liability, product liability and sprinkler and water damage insurance that TSI believes to be reasonably prudent for its business. TSI will deliver a list of all such insurance policies presently in effect, and correct and complete copies of all such policies along with a history of claims made under such policies, to VERITAS or its counsel prior to Closing.

     3.21 Ownership of Property. Except (a) as disclosed in the TSI ASC Reports filed prior to the date of this Agreement, (b) for liens for current Taxes not yet delinquent, (c) for liens imposed by law and incurred in the ordinary course of business for obligations not yet due to carriers, warehousemen, laborers, materialmen and the like, or (d) as disclosed in Section 2.21 of the TSI Disclosure Letter, TSI owns its real and personal property free and clear of all security interests, mortgages, liens, charges, claims, options and encumbrances. All real and tangible personal property (other than leasehold interests) of TSI is generally in good repair and is operational and usable in the operations of TSI, subject to ordinary wear and tear and subject to technical obsolescence. TSI is not in violation of any zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties (the violation of which would have a Material Adverse Effect on its business or financial condition), or has received any notice of violation with which it has not complied, except where such violation would not have a Material Adverse Effect on TSI.

     3.22  Environmental Matters.

        (a) To TSI's knowledge, during the period that TSI has leased or owned its properties or owned or operated any facilities, there have been no disposals, releases, emissions, spills, discharges or threatened releases of Hazardous Materials (as defined below) on, from or under such properties or facilities in breach of Environmental Laws (as defined below). TSI has no actual knowledge of any presence, disposals, releases, emissions, spills, discharges or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, in breach of Environmental Laws, which may have occurred prior to TSI having taken possession of any of such properties and facilities. For the purposes of this Agreement, insofar as properties and facilities in Canada are concerned, "ENVIRONMENTAL LAWS" shall mean all applicable laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, and guidelines relating to the protection of the environment, employee and public health and safety, industrial hygiene or Hazardous Materials and "HAZARDOUS MATERIALS" shall mean any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law.

        (b) To TSI's knowledge, none of the properties, facilities and operations of TSI are in violation of any Environmental Laws. During the time that TSI has owned or leased its properties and facilities, neither TSI nor, to TSI's knowledge, any third party, has used, generated, manufactured, processed, treated, disposed of, handled or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials.

        (c) TSI has never been:

             (i) prosecuted for or convicted of any offense under Environmental Laws;

             (ii) found liable in any proceeding to pay any fine or judgment to any person as a result of the presence, disposal, emission, spill, discharge, release or threatened release of any Hazardous Material on, from or under any properties or facilities or the breach of any Environmental Law; or

             (iii) identified by a governmental authority as a potentially responsible person under any Environmental Law in relation to a specific incident;

and there are no proceedings pending or, to the best of TSI's knowledge, threatened relating to the foregoing and, to the knowledge of TSI, there is no basis for any such proceedings.

        (d) To the knowledge of TSI there is no (i) urea formaldehyde foam insulation, (ii) friable asbestos, (iii) radioactive substance, or (iv) equipment, waste or other material containing polychlorinated biphenyls (PCBs), in, on or under the properties or facilities owned, operated or leased by TSI.

     3.23 Interested Party Transactions. Except as disclosed in Section 2.23 of the TSI Disclosure Letter or the TSI ASC Reports filed prior to April 12, 1999, no officer or director of TSI or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in (i) any person or entity which purchases from or sells, licenses or furnishes to TSI any goods, property, technology or intellectual or other property rights or services, or
(ii) any contract or agreement to which TSI is a party or by which it may be bound or affected.

     3.24 Board Approval. The Board of Directors of TSI has, effective as of the date of this Agreement, (i) unanimously approved this Agreement and the Arrangement, (ii) determined that the Arrangement is in the best interests of the shareholders of TSI and is on terms that are fair to such shareholders, and
(iii) recommended that the shareholders of TSI approve this Agreement and the Arrangement.

     3.25 Vote Required. The affirmative vote of not less than two-thirds of the votes cast by the holders of the outstanding TSI Common Shares who vote in respect of the resolution to approve this Agreement and the Arrangement (or such other vote as may be set out in the Interim Order) is the only vote of the holders of any class or series of shares in TSI's capital stock necessary to approve this Agreement and the Arrangement.

     3.26 Disclosure. No representation or warranty made by TSI in this Agreement, nor any document, written information, statement, financial statement, certificate or exhibit prepared and furnished or to be prepared and furnished by TSI or its representatives pursuant hereto or in connection with the transactions contemplated hereby, when taken together, contained any untrue statement of a material fact when made, or omitted to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished.

     3.27 Fairness Opinion. TSI's Board of Directors has received a written opinion from the Opman Group that the Exchange Ratio is fair to TSI's shareholders from a financial point of view.

     3.28 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon TSI that has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of TSI, any acquisition of property by TSI or the conduct of business by TSI as currently conducted.

     3.29 Books and Records. The books, records and accounts of TSI (a) have been maintained in accordance with good business practices on a basis consistent with prior years, (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of TSI and (c) accurately and fairly reflect the basis for the TSI Financial Statements. TSI has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (a) transactions are executed in accordance with management's general or specific authorization; and (b) transactions are recorded as necessary (i) to permit preparation of financial statements in conformity with Canadian GAAP, US GAAP or any other criteria applicable to such statements and (ii) to maintain accountability for assets.

     3.30 Government Contracts. All representations, certifications and disclosures made by TSI to any Government Contract Party (as defined below) have been in all material respects current, complete and accurate at the times they were made. TSI has no knowledge of, and has no reason to know of, any acts, omissions or noncompliance with regard to any applicable public contracting statute, regulation or contract requirement (whether express or incorporated by reference) relating to any of TSI's contracts with any Government Contract Party in either case that have led to or could lead to, either before or after the Closing Date (as defined in Section 7.1 below), (a) any claim or dispute involving TSI and/or VERITAS as successor in interest to TSI and any Government Contract Party or (b) any suspension, debarment or contract termination, or proceeding related thereto. TSI has no knowledge of, and has no reason to know of, any act or omission that relates to the marketing, licensing or selling to any Government Contract Party of any of TSI technical data and computer software and that has led to or could lead to, either before or after the Closing Date, any material claim against any of TSI's rights in and to its technical data and computer software. Except for (i) Canadian or provincial government incentives for certain nonmaterial employees, and (ii) research tax credits, all of TSI's development of technical data and computer software was developed exclusively at private expense. For purposes of this Agreement, the term "GOVERNMENT CONTRACT PARTY" means any independent or executive agency, division, subdivision, audit group or procuring office of the Canadian or United States federal government, including any prime contractor of the federal government and any higher level subcontractor of a prime contractor of the federal government, and including any employees or agents thereof, in each case acting in such capacity.

 4. Representations and Warranties of VERITAS Software and VERITAS Holding

     Except as set forth in a letter dated as of September 1, 1998 and delivered by VERITAS Software to TSI on that date (the "VERITAS DISCLOSURE LETTER"), VERITAS Software hereby represents and warrants to TSI that, as of the date of this Agreement unless dates are specified below in this Section 4, in which case VERITAS Software hereby represents and warrants to TSI that, as of such specified dates:

     4.1 Organization and Good Standing. VERITAS Software and each of its subsidiaries (the "VERITAS SUBSIDIARIES") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power, authority and capacity to own, operate and lease its properties and to carry on its business as now conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership and leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on VERITAS Software.

     4.2 Power, Authorization and Validity. VERITAS Software has all requisite corporate power, authority and capacity to enter into this Agreement, and all agreements to which VERITAS Software is or will be a party that are required to be executed pursuant to this Agreement (the "VERITAS ANCILLARY AGREEMENTS") and, subject to approval by the stockholders of VERITAS Software of the Restated Certificate of Incorporation and to approval of the Arrangement by the Court, to perform its obligations hereunder and to consummate the Arrangement and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by VERITAS Software and, subject to approval by the stockholders of VERITAS Software of the Restated Certificate of Incorporation and to approval of the Arrangement by the Court, the consummation by VERITAS Software of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of VERITAS Software. This Agreement has been duly executed and delivered by VERITAS Software and this Agreement is the valid and binding obligation of VERITAS Software, enforceable in accordance with its terms, except that such enforceability may be subject to
(i) bankruptcy, insolvency, reorganization or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) general equitable principles.

     4.3  Disclosure.

        4.3.1 Other than VERITAS Software's annual report on Form 10-K for the fiscal year ended December 31, 1998, VERITAS Software has delivered to TSI a disclosure package consisting of correct and complete copies of (i) each report (including Forms 10-K and 10-Q), schedule, registration statement and definitive proxy statement filed by VERITAS Software with the SEC after December 31, 1996, and (ii) the Offering Circular, dated October 10, 1997 of VERITAS Software in connection with the sale of certain 5 1/4% Convertible Subordinated Notes, which constitute all of the documents (other than preliminary materials) that VERITAS Software has filed or was required to file with the SEC since December 31, 1996 (collectively, the "VERITAS DISCLOSURE PACKAGE").

        4.3.2 As of their respective filing dates, all documents filed by VERITAS Software with the SEC and included in the VERITAS Disclosure Package complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as the case may be. The VERITAS Disclosure Package, this Agreement, the exhibits and schedules hereto, and any certificates or documents to be delivered to TSI pursuant to this Agreement, when taken together, do not with respect to the business and affairs of VERITAS Software contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading in any material respect.

     4.4 No Conflict. Neither the execution, delivery and performance of this Agreement or the Plan of Arrangement by VERITAS Software, nor the consummation of the transactions contemplated hereby or thereby by VERITAS Software nor compliance with the provisions hereof or thereof by VERITAS Software will (i) conflict with, or result in any violations of the certificate of incorporation or bylaws of VERITAS Software, or (ii) result in any breach or cause a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in, or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of VERITAS Software under, any term, condition or provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other material agreement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to VERITAS Software or their respective properties or assets, other than any such breaches, defaults, losses, liens, security interests, charges or encumbrances which, individually or in the aggregate, would not have a Material Adverse Effect on VERITAS Software, or
(iii) require the affirmative vote of the holders of greater than a majority of the issued and outstanding shares of VERITAS Software Common Stock.

     4.5 Compliance with Applicable Laws. Except as disclosed in the VERITAS Disclosure Package, the business of VERITAS Software is not being conducted in violation of any law, ordinance, regulation, rule or order of any Governmental Entity where such violation would have a Material Adverse Effect on VERITAS Software. Except as disclosed in the VERITAS Disclosure Package, VERITAS Software has not been notified by any Governmental Entity that any investigation or review with respect to VERITAS Software is pending or threatened, nor has any Governmental Entity notified VERITAS Software of its intention to conduct the same. VERITAS Software has all material permits, licenses and franchises from Governmental Entities required to conduct its business as now being conducted, and is in material compliance with all such permits, licenses and franchises, except for those whose absence would not have a Material Adverse Effect on VERITAS Software.

     4.6 No Material Adverse Change. Since the date of VERITAS Software's Report on Form 10-Q for its fiscal quarter ended September 30, 1998, there has been no material adverse change in the business, operations or financial condition of VERITAS Software and its subsidiaries, taken as a whole.

     4.7 Governmental Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained by VERITAS Software or any of the VERITAS Subsidiaries in connection with the execution and delivery of this Agreement or the Plan of Arrangement or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of the Form S-3 and the Joint Proxy Statement relating to the VERITAS Software Stockholders Meeting, and such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Arrangement and any other required amalgamation, arrangement or other documents as required by the ABCA and appropriate documents with the relevant authorities of states in which VERITAS Software is qualified to do business, (iii) such filings, authorizations, orders and approvals as may be required under State Takeover Laws, (iv) such filings, authorizations, orders and approvals as may be required under foreign laws, state securities laws and the Bylaws of the NASD; and (v) such filings and notifications as may be necessary under the Investment Canada Act and under the Competition Act (Canada); unless the failure to obtain such consents, approvals, etc., would not prevent or delay the consummation of the Arrangement or otherwise prevent VERITAS Software from performing its obligations under this Agreement and would not reasonably be expected to have a Material Adverse Effect on VERITAS Software.

     4.8 Litigation. There is no suit, action, litigation, investigation, arbitration, demand, claim, grievance or proceeding pending or, to the best knowledge of VERITAS Software, threatened against VERITAS Software that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on VERITAS Software; nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against VERITAS Software that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on VERITAS Software.

     4.9 Intellectual Property. Except with respect to the Intellectual Property Rights to be transferred by Seagate and Seagate Technology, Inc. in the NSMG Combination, VERITAS Software owns, or has the right to use, sell or license all material Intellectual Property Rights necessary or required for the conduct of its business as presently conducted and as proposed to be conducted by VERITAS Software as of the date hereof (such Intellectual Property Rights, excluding those to be transferred in the NSMG Combination, being hereinafter collectively referred to as the "VERITAS IP RIGHTS") and such rights to use, sell or license are reasonably sufficient for such conduct of its business. Neither the manufacture, marketing, license, sale or lawful use of any product currently licensed or sold by VERITAS Software or currently under development by VERITAS Software violates any license or agreement between VERITAS Software and any third party or infringes any Intellectual Property Right of any other party; and there is no pending or, to the best knowledge of VERITAS Software, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any VERITAS IP Right nor, to the best knowledge of VERITAS Software, is there any basis for any such claim, nor has VERITAS Software received any notice asserting that any VERITAS IP Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor, to the best knowledge of VERITAS Software, is there any basis for any such assertion, except to the extent that such violation(s), or notice or basis therefor, have not had and could not reasonably be expected to have a Material Adverse Effect on VERITAS Software.

     4.10 Information Supplied. None of the information supplied or to be supplied by VERITAS Software for inclusion or incorporation by reference in the Joint Proxy Statement (and the Form S-3) will, at the date the Joint Proxy Statement is mailed to the stockholders of VERITAS Software and at the time of the VERITAS Stockholders Meeting (and at the time the Form S-3 is declared effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

     4.11 Board Approval. The Board of Directors of VERITAS Software has, effective as of the date hereof, unanimously (i) approved this Agreement, the Arrangement the Restated Certificate of Incorporation, (ii) determined that the Arrangement is in the best interests of the stockholders of VERITAS Software and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of VERITAS Software approve the Restated Certificate of Incorporation.

     4.12 Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of VERITAS Software Common Stock are entitled to cast is the only vote of the holders of any class or series of VERITAS Software' capital stock necessary to approve the Restated Certificate of Incorporation.

     4.13 Validity of Shares. The shares of VERITAS Software Common Stock to be issued pursuant to the Arrangement will, when issued, (a) be duly authorized, validly issued, fully paid and nonassessable and free of liens and encumbrances created by, through or under VERITAS Software, and (b) will be free and clear of any liens and encumbrances and restrictions on transferability except for those imposed by Rule 145 promulgated under the 1933 Act, and under any Affiliate Agreement to be executed pursuant to this Agreement.

     4.14 Representations and Warranties of VERITAS Holding. VERITAS Holding hereby represents and warrants to TSI, as of the date of this Agreement, as to the representations and warranties in Sections 4.1, 4.2 (except as it relates to approval by the stockholders of VERITAS Software of the Restated Certificate of Incorporation), 4.4, 4.5, 4.7, 4.8, 4.9, 4.10 (except that the references to the stockholders of VERITAS Software and the VERITAS Software Stockholders Meeting shall remain as references to VERITAS Software), 4.11 (except for clause (iii)) and 4.13 as if such sections referred to VERITAS Holding; provided, however, that this Section 4.14 shall cease to survive from and after the Effective Time if immediately prior to the Effective Time the closing of the NSMG Combination has not occurred.

 5. TSI Covenants

     5.1 Advice of Changes. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, TSI will promptly advise VERITAS Software and VERITAS Holding in writing (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of TSI contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect, (b) of any Material Adverse Effect on TSI, and (c) of any breach by TSI of any covenant or agreement contained in this Agreement. To ensure compliance with this Section 5.1, TSI shall deliver to VERITAS Software and VERITAS Holding as soon as practicable after the end of each monthly and quarterly accounting period ending after the date of this Agreement and before the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, (i) within thirty days after the end of each monthly accounting period, an unaudited statement of worldwide revenues for TSI and an unaudited balance sheet, statement of operations and statement of cash flows for TSI and (ii) within forty-five days after the end of each quarterly accounting period, an unaudited balance sheet, statement of operations and statement of cash flows for TSI, all of which financial statements shall be prepared in the ordinary course of business, in accordance with TSI's books and records and Canadian GAAP and shall fairly present the financial position of TSI as of their respective dates and the results of TSI's operations for the periods then ended.

     5.2 Maintenance of Business. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, TSI will use its diligent commercial efforts to carry on and preserve its business and its relationships with customers, suppliers, employees and others in substantially the same manner as it has prior to the date hereof. If TSI becomes aware of any material deterioration in the relationship with any material customer, supplier or key employee, TSI will promptly bring such information to the attention of VERITAS Software and VERITAS Holding in writing and, if requested by VERITAS Software or VERITAS Holding, TSI will exert its best commercial efforts to restore the relationship.

     5.3 Conduct of Business. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, TSI will continue to conduct its business and maintain its business relationships in the ordinary and usual course and will not (other than as contemplated in Section 2 of this Agreement), without the prior consent of VERITAS Software and VERITAS Holding, which will not be unreasonably withheld:

        (a) borrow any money except for amounts that are not in the aggregate material to the financial condition of TSI;

        (b) enter into any material transaction not in the ordinary course of its business;

        (c) encumber or permit to be encumbered any of its assets except in the ordinary course of its business consistent with past practice;

        (d) dispose of any material portion of its assets except in the ordinary course of business consistent with past practice;

        (e) enter into (except as disclosed in the TSI Disclosure Letter) any material lease or contract for the purchase or sale or license of any property, real or personal, except in the ordinary course of business consistent with past practice;

        (f) fail to maintain its equipment and other assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

        (g) pay (or make any oral or written commitments or representations to pay) any bonus, increased salary or special remuneration to any officer, employee or consultant (except for normal salary increases consistent with past practices not to exceed 10% per year and except pursuant to existing arrangements previously disclosed to VERITAS Software or VERITAS Holding) or enter into or vary the terms of any employment, consulting or severance agreement with any such person, pay any severance or termination pay (other than payments made in accordance with plans or agreements existing on the date hereof and disclosed in the TSI Disclosure Letter or pursuant to Employment Laws), grant any stock option (except for normal grants to newly hired employees, consultants and directors and "evergreen" or incentive grants to existing employees, consultants and directors pursuant to TSI Option Plan consistent with past practice) or issue any restricted stock, or enter into or modify any agreement or plan or increase benefits of the type described in Sections 3.8 and 3.10;

        (h) change accounting methods;

        (i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock (other than the repurchase of unvested shares at cost pursuant to arrangements with terminated employees or consultants in the ordinary course of business consistent with TSI's past practice);

        (j) amend or terminate any material contract, agreement or license to which it is a party except for those amendments or terminations in the ordinary course of its business, consistent with past practice, which are not material in amount or effect;

        (k) lend any amount to any person or entity, other than (i) advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice and documented by receipts for the claimed amounts, (ii) any loans pursuant to any Pension/Benefit Plan, (iii) loans to employees of TSI not exceeding $10,000 in any individual case or $50,000 in the aggregate, which loans shall not be made for the purpose of exercising TSI Options, or (iv) other loans and advances not exceeding $10,000 in any individual case or $50,000 in the aggregate;

        (l) guarantee or act as a surety for any obligation except for obligations in amounts that are not material in the aggregate;

        (m) waive or release any right or claim except for the waiver or release of non-material claims in the ordinary course of business, consistent with past practice or the waiver or release of rights or claims set forth in the TSI Disclosure Letter;

        (n) issue or sell any shares of its capital stock of any class or series (except upon the exercise of a bona fide option or warrant currently outstanding or permitted to be granted under Section 5.3(g)), or any other of its securities, or issue or create any warrants, obligations, subscriptions, options (except as expressly permitted under Section 5.3(g)), convertible securities or other commitments to issue shares of capital stock, or accelerate the vesting of any outstanding option or other security (except for such acceleration as may be triggered as a result of the transactions contemplated hereunder which acceleration has been disclosed in the TSI Disclosure Letter);

        (o) split or combine the outstanding shares of its capital stock of any class or series or enter into any recapitalization or agreement affecting the number or rights of outstanding shares of its capital stock of any class or series or affecting any other of its securities;

        (p) subject to Section 10.1(h), merge, consolidate or reorganize with, or acquire any entity, or enter into any agreement to do any of the foregoing;

        (q) amend its articles of incorporation or bylaws except as contemplated by this Agreement;

        (r) license any TSI IP Rights except in the ordinary course of business consistent with past practice;

        (s) grant any exclusive rights with respect to any TSI IP Rights or any TSI Product to any person;

        (t) enter into any agreement or other arrangement with a term that exceeds twelve months (other than standard end-user licenses in the ordinary course of business) or enter into any agreement or other arrangement with an original equipment manufacturer;

        (u) agree to any audit assessments by any Tax authority in excess of $50,000 in the aggregate;

        (v) change any insurance coverage or issue any certificates of insurance except in the ordinary course of business consistent with past practice; or

        (x) agree to do, or enter into negotiations with respect to, any of the things described in the preceding clauses in this Section 5.3.

     5.4 Shareholder Approval. TSI will call the TSI Shareholders Meeting to be held within 60 days after the SEC has indicated that it has no further comments on the Joint Proxy Statement to submit this Agreement, the Arrangement and related matters for the consideration and approval of the TSI Shareholders. Such approval will be recommended by TSI's Board of Directors and management, subject to the fiduciary obligations of its directors and officers. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law. Concurrently with the execution of this Agreement, those persons listed on Exhibit 5.4A (collectively, the "TSI AFFILIATES") will have executed and delivered to VERITAS the TSI Affiliate Agreements in the form of
Exhibit 5.4B (the "TSI AFFILIATE AGREEMENTS"), and the persons listed on Exhibit 5.4C (collectively, the "TSI PRINCIPAL SHAREHOLDERS"), will have executed the TSI Voting Agreements in the form of Exhibit 5.4D (the "TSI VOTING AGREEMENTS") agreeing among other things to vote in favor of the Arrangement. TSI will not be deemed to be in breach of its covenants if it is unable to deliver to VERITAS, on the date of this Agreement, TSI Voting Agreements signed by the TSI Principal Shareholders. For purposes of this Agreement, an "AFFILIATE" shall have the meaning referred to in Rule 145 under the Securities Act.

     5.5 Joint Proxy Statement. TSI will mail the Joint Proxy Statement to its shareholders in a timely manner for the purpose of considering and voting upon the Arrangement at the TSI Shareholders Meeting. TSI will promptly provide all information relating to its business or operations necessary for inclusion in the Joint Proxy Statement to satisfy all requirements of applicable U. S. and Canadian state, provincial and federal corporate and securities laws. TSI shall be solely responsible for any statement, information or omission in the Joint Proxy Statement relating to it or its Affiliates based upon written information furnished by it. TSI will not provide to its shareholders or publish any material concerning it or its Affiliates that violates applicable Canadian law, the Securities Act or the Exchange Act with respect to the transactions contemplated hereby.

     5.6 Regulatory Approvals. TSI will promptly execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which VERITAS Software or VERITAS Holding may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. TSI will use its best commercial efforts to promptly obtain all such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the date of this Agreement, TSI shall have made such filings as are necessary to be filed by TSI under the Investment Canada Act and the Competition Act (Canada).

     5.7 Necessary Consents. During the term of this Agreement, TSI will use its best efforts to obtain such written consents and take such other actions as may be necessary or appropriate in addition to those set forth in Section 5.6 to allow the consummation of the transactions contemplated hereby and to allow TSI to carry on its business after the Effective Time.

     5.8 Access to Information. TSI will allow VERITAS Software, VERITAS Holding and their agents reasonable access to the files, books, records and offices of TSI, including, without limitation, any and all information relating to TSI's Taxes, commitments, contracts, leases, licenses and real, personal and intangible property and financial condition. TSI will cause its accountants to cooperate with VERITAS Software, VERITAS Holding and their agents in making available to VERITAS Software and VERITAS Holding all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all Tax Returns and financial statements prepared or audited by such accountants.

     5.9 Satisfaction of Conditions Precedent. During the term of this Agreement, TSI will use its best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 9, and TSI will use its best efforts to cause the Arrangement and the other transactions contemplated by this Agreement to be consummated.

     5.10 No Other Negotiations. (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, TSI shall not, and shall use its best efforts to see that its directors do not, and shall not permit its officers, employees, representatives, investment bankers, agents and affiliates to, directly or indirectly, (i) solicit, initiate or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than VERITAS Software or VERITAS Holding, relating to the possible acquisition of TSI (whether by way of Arrangement, amalgamation, take-over bid, tender offer, purchase of capital stock, purchase of assets or otherwise) or any material portion of its capital stock or assets (with any such efforts by any such person, including a firm proposal to make such an acquisition, to be referred to as an "ACQUISITION PROPOSAL"), (ii) provide non-public information with respect to TSI, or afford any access to the properties, books or records of TSI, to any person, other than VERITAS Software, or VERITAS Holding, relating to a possible Acquisition Proposal by any person other than VERITAS Software or VERITAS Holding, (iii) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Proposal by any person, other than by

VERITAS Software or VERITAS Holding, or (iv) enter into an agreement with any person, other than VERITAS Software or VERITAS Holding, providing for a possible Acquisition Proposal. TSI, and its respective directors, officers, employees, representatives, investment bankers, agents and affiliates, shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

        (b) Notwithstanding the foregoing, prior to the approval of this Agreement and the Arrangement by the TSI Shareholders at the TSI Shareholders Meeting, nothing contained in this Agreement shall prevent the Board of Directors of TSI (or its agents pursuant to its instructions) from (i) engaging in discussions or negotiations with (but not soliciting or initiating such discussions or negotiations or encouraging inquiries from) a party concerning an unsolicited Acquisition Proposal, (ii) providing non-public information with respect to TSI that has previously been provided to VERITAS Software or VERITAS Holding, or (iii) making any statement or recommendation in support of any Acquisition Proposal, in each case if the TSI Board of Directors first determines in good faith, based on the advice of outside legal counsel, that such action is required or advisable by reason of the fiduciary duties of the members of the Board to TSI's shareholders under applicable law; provided that in each such event TSI first notifies VERITAS Software and VERITAS Holding of such determination by the TSI Board of Directors and provides VERITAS Software and VERITAS Holding with a true and complete copy of any Acquisition Proposal or other written communication concerning a possible Acquisition Proposal received from such third party and of all documents containing or referring to non-public information of TSI that are supplied to such third party. Except to the extent expressly referenced in this Section 5.10, nothing in such Section however, shall relieve TSI from complying with the other terms of this Agreement. If TSI receives any unsolicited offer or proposal to enter negotiations relating to an Acquisition Proposal, TSI shall immediately notify VERITAS Software and VERITAS Holding thereof, including information as to the identity of the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be. TSI shall be responsible for any breach of this Section by any of its directors, officers, employees, representatives, investment bankers, agents and affiliates while acting within the scope of their respective authorities.

     5.11 Representations of Shareholders. TSI will use its best efforts to cause the TSI Principal Shareholders to cooperate with counsel to TSI to assist them in providing the tax opinions called for by Section 8.11.

     5.12 Employment and Noncompetition Agreements. Concurrently with the execution of this Agreement, the persons listed on Exhibit 5.12A (the "OFFEREES") will have entered into one year Employment Agreements in the form attached hereto as Exhibit 5.12B (the "EMPLOYMENT AGREEMENTS") and a two year Noncompetition Agreement in the form attached hereto as Exhibit 5.12C (the "NONCOMPETITION AGREEMENTS"), to take effect at the Closing.

 6. Veritas Software and Veritas Holding Covenants

     During the period from the Agreement Date until the earlier to occur of (i) the Effective Time, or (ii) the termination of this Agreement in accordance with
Section 10, VERITAS Holding and VERITAS Software covenant and agree as follows:

     6.1 Advice of Changes. VERITAS Software and VERITAS Holding will promptly advise TSI in writing (a) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of VERITAS Holding or VERITAS Software contained in this Agreement, if made on or as of the date of such event or the Closing Date, to be untrue or inaccurate in any material respect, (b) of any Material Adverse Effect on VERITAS, and (c) of any breach by VERITAS Software or VERITAS Holding of any covenant or agreement contained in this Agreement.

     6.2 Regulatory Approvals. VERITAS Software and VERITAS Holding will promptly execute and file, or join in the execution and filing, of any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, or in order to comply with any Canadian law, which may be reasonably required, or which TSI may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. VERITAS Software and VERITAS Holding will use their best commercial efforts to promptly obtain all such authorizations, approvals and consents. Without limiting the generality of the foregoing, as promptly as practicable after the execution of this Agreement, VERITAS Software and VERITAS Holding shall make such filings as are necessary under the Investment Canada Act and the Competition Act (Canada).

     6.3 Stockholder Approval. VERITAS Software will call the VERITAS Software Stockholders Meeting to be held within 60 days after the SEC has indicated that it has no further comments on the Joint Proxy Statement to submit the Restated Certificate of Incorporation for the consideration and approval of the VERITAS Software Stockholders. Such approval will be recommended by VERITAS Software's Board of Directors and management, subject to the fiduciary obligations of its directors and officers. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable law.

     6.4 VERITAS Voting Agreements. VERITAS Software's Affiliates will concurrently sign and deliver to TSI the VERITAS Voting Agreements in the form of Exhibit 6.4A (the "VERITAS VOTING AGREEMENTS") agreeing to vote in favor of the Restated Certificate of Incorporation.

     6.5 Joint Proxy Statement. VERITAS Software will mail the Joint Proxy Statement to its stockholders in a timely manner for the purpose of considering and voting at the VERITAS Software Stockholders Meeting upon the Restated Certificate of Incorporation. VERITAS Software and VERITAS Holding will promptly provide all information relating to their businesses or operations necessary for inclusion in the Joint Proxy Statement to satisfy all requirements of applicable
U. S. and Canadian state, provincial and federal corporate and securities laws. Each of VERITAS Software and VERITAS Holding shall be solely responsible for any statement, information or omission in the Joint Proxy Statement relating to it or its affiliates based upon written information furnished by it. VERITAS Software will not provide to its stockholders or publish any material concerning it or its Affiliates that violates applicable Canadian Law, the Securities Act or the Exchange Act with respect to the transactions contemplated hereby.

     6.6 Listing. VERITAS will cause the shares of VERITAS Common Stock to be issued from time to time upon exchange of the Exchangeco, and upon exercise of the VERITAS options for which TSI Options have been exchanged pursuant to
Section 2.5(a) hereof, to be listed upon the Closing on the NASDAQ Stock Market. VERITAS will cause the Exchangeco Class A Shares and the Exchangeco Exchangeable Shares to be listed upon the Closing on the ASE.

     6.7 Access to Information. VERITAS Software and VERITAS Holding will allow TSI and its agents reasonable opportunity to examine such additional documents from VERITAS Software and VERITAS Holding and to ask questions of, and receive full answers from VERITAS Software's, VERITAS Holding's officers and accountants concerning, among other things, VERITAS Software or VERITAS Holding, their financial condition, their management, their prior activities and any other information which the TSI considers relevant or appropriate in connection with entering into this Agreement.

     6.8 Indemnification. VERITAS Software and VERITAS Holding agree that all rights to indemnification or exculpation now existing in favor of the employees, agents, directors or officers (the "INDEMNIFIED PARTIES") of TSI as provided in its articles of incorporation or bylaws, or in any agreement between an Indemnified Party and TSI in effect on September 1, 1998, a copy of which has been provided to VERITAS Software's counsel prior to the date of the execution of this Agreement (an "INDEMNIFICATION AGREEMENT"), shall survive the Arrangement and shall continue in full force and effect in accordance with their respective terms, provided that such indemnification provisions shall not be applicable to any claims made by VERITAS Software or VERITAS Holding against, or any obligations of, the Indemnifying TSI Holders under Section 11 below.

     6.9 Necessary Consents. During the term of this Agreement, VERITAS Software and VERITAS Holding will use their best efforts to obtain such written consents and take such other actions as may be necessary or appropriate in addition to those set forth in Section 6.2 to allow the consummation of the transactions contemplated hereby.

     6.10 Satisfaction of Conditions Precedent. During the term of this Agreement, VERITAS Software and VERITAS Holding will use their best efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Section 8. VERITAS Software and VERITAS Holding will use their best efforts to cause the Arrangement and the other transactions contemplated by this Agreement to be consummated.

     6.11  Reorganization Procedures.

        (a) Following the Effective Date, VERITAS will cause TSI to continue the historic business of TSI or to use a significant portion of TSI's historic business assets in a business.

        (b) Neither VERITAS Software nor VERITAS Holding presently has any plan or intention to liquidate TSI, to merge TSI with or into another corporation, or to sell or otherwise dispose of any of the stock of TSI (whether acquired pursuant to the Arrangement or pursuant to the exchange of any shares of TSI stock for shares of VERITAS stock).

        (c) Neither VERITAS Software nor VERITAS Holding presently has any plan or intention to cause TSI to issue additional shares of TSI stock to any persons other than VERITAS Holding.

        (d) Neither VERITAS Software nor VERITAS Holding presently has any plan or intention to reacquire any of its voting common stock issued pursuant to the Plan of Arrangement or upon exchange of the Exchangeco Exchangeable Shares. For purposes of this representation, it should be noted that VERITAS may from time to time repurchase some of its issued and outstanding common stock in open market repurchase transactions.

 7. Closing Matters

     7.1 The Closing. Subject to the termination of this Agreement as provided in Article 9 below, the Closing of the transactions contemplated by this Agreement (the "CLOSING") will take place at the offices of Fenwick & West LLP, Two Palo Alto Square, Palo Alto, California 94306 on a date (the "CLOSING DATE") and at a time to be mutually agreed upon by the parties, which date shall be no later than the third business day after all conditions to Closing set forth herein shall have been satisfied or waived, unless another place, time and date is mutually selected by TSI and VERITAS. Concurrently with the Closing, the Plan of Arrangement will be filed with the Alberta Registries of the Province of Alberta.

     7.2 Ancillary Documents/Reservation of Shares. (a) Provided all other conditions of this Agreement have been satisfied or waived, TSI shall, on the Closing Date, file with the Registrar the articles of amendment and articles of amalgamation contemplated in Article 2 of the Plan of Arrangement.

        (b) On the Effective Date:

             (i) VERITAS Software and VERITAS Holding and a Canadian trust company to be selected by VERITAS, which shall be satisfactory to TSI, acting reasonably, shall have executed and delivered a Voting, Support and Exchange Trust Agreement substantially in the form attached as Exhibit 7.2(b)(i) hereto (the "VOTING AND EXCHANGE TRUST AGREEMENT"), together with such other terms and conditions as may be agreed to by the parties hereto acting reasonably; and

             (ii) VERITAS shall file with the Secretary of State of Delaware a Restated Certificate of Incorporation which shall be in substantially the form set forth in Exhibit 7.2(b)(ii) hereto.

        (c) On or before the Effective Date, VERITAS will reserve for issuance such number of shares of VERITAS Common Stock as shall be necessary to give effect to the exchanges and assumptions of options contemplated hereby and by the Plan of Arrangement and the Voting and Exchange Trust Agreement.

     7.3 Exchange of Options. Promptly after the Effective Time, VERITAS will notify in writing each holder of a TSI Option of the exchange of such TSI Option for a VERITAS option, the number of shares of VERITAS Common Stock that are then subject to such TSI Option, and the exercise price of such TSI Option, as determined pursuant to Section 2.5.

 8. Conditions Precedent to Obligations of TSI

     The obligations of TSI hereunder are subject to the fulfillment or satisfaction on or before the Closing, of each of the following conditions (any one or more of which may be waived by TSI, but only in a writing signed by TSI):

     8.1 Accuracy of Representations and Warranties. The representations and warranties of VERITAS Software and VERITAS Holding set forth in Section 4 (as qualified by the VERITAS Disclosure Letter) shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as if they had been made at the Closing except to the extent the failure of such representations and warranties to be true and accurate in such respects has not had and could not reasonably be expected to have a Material Adverse Effect on VERITAS, and TSI shall receive a certificate to such effect executed by VERITAS' Chief Executive Officer or Chief Financial Officer.

     8.2 Covenants. Each of VERITAS Software and VERITAS Holding shall have performed and complied in all material respects with all of its covenants required to be performed by it under this Agreement and the Plan of Arrangement on or before the Closing, and TSI shall receive a certificate from each of VERITAS Software and VERITAS Holding to such effect signed by the respective Chief Executive Officer or Chief Financial Officer.

     8.3 Absence of Material Adverse Change. There shall not have been any event or change that has a Material Adverse Effect on VERITAS.

     8.4 Compliance with Law. There shall be no order, decree or ruling by any Governmental Entity or threat thereof, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Arrangement, which would prohibit or render illegal the transactions contemplated by this Agreement.

     8.5 Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Arrangement by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal, provincial and state securities laws and the compliance with the Investment Canada Act.

     8.6 SEC Filings. The registration statement relating to the registration of the shares of VERITAS Common Stock issuable to the TSI Shareholders upon exchange of their Exchangeco Exchangeable Shares shall have been declared effective under the Securities Act and shall not be the subject of any stop-order or proceedings seeking a stop-order, and the Joint Proxy Statement shall on the Closing not be subject to any similar proceedings commenced or threatened by the SEC, the ASC or any other securities regulatory authority.

     8.7 Opinion of VERITAS' Counsel. TSI shall have received from Fenwick & West LLP and from Osler, Hoskin & Harcourt, counsel to VERITAS Software, opinions in customary form in connection with transactions such as the Arrangement that are reasonably satisfactory to TSI and its counsel.

     8.8 TSI Shareholder Approval. The principal terms of this Agreement and the Arrangement shall have been approved and adopted by the TSI Shareholders in accordance with applicable law and TSI's articles of incorporation and bylaws.

     8.9 VERITAS Stockholder Approval. The Restated Certificate of Incorporation shall have been approved by the VERITAS Software stockholders in accordance with the rules of the NASD, and with applicable law and VERITAS Software's certificate of incorporation and bylaws.

     8.10 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any Canadian or U.S. federal, provincial or state court and remain in effect, nor shall any proceeding seeking any of the foregoing be pending.

     8.11 Tax Opinion. TSI shall have received an opinion of Parlee McLaws, counsel for TSI, in form and substance satisfactory to TSI, to the effect that the Arrangement will qualify as an amalgamation to which section 87 of the ITA, including subsection 87(4) of the ITA, applies by reason of subsection 87(9) of the ITA followed by a reorganization of capital of TSI under Section 86 of the ITA.

     8.12 Court Approval. The Court shall have issued its final order approving the Arrangement in form and substance satisfactory to VERITAS and TSI (such approvals not to be unreasonably withheld or delayed by VERITAS or TSI) and reflecting the terms hereof.

     8.13 ASC, Etc. All necessary orders shall have been obtained from the ASC and other relevant Canadian securities regulatory authorities in connection with the Arrangement. VERITAS Software, VERITAS Holding and TSI shall each have filed all notices and information (if any) required under Part IX of the Competition Act (Canada) and the applicable waiting periods and any extensions thereof shall have expired or the parties shall have received an Advance Ruling Certificate pursuant to section 102 of the Competition Act (Canada) setting out that the Director under such Act is satisfied he would not have sufficient grounds on which to apply for an order in respect of the Arrangement. The Arrangement shall have received the allowance or approval or deemed allowance or approval by the responsible Minister under the Investment Canada Act in respect of the Arrangement, to the extent such allowance or approval is required, on terms and conditions satisfactory to the parties.

     8.14 NASDAQ Listing. VERITAS shall have filed an Application for Listing of Additional Shares with the NASDAQ Stock Market pursuant to Section 6.6 hereof and the NASDAQ Stock Market shall have approved such Application.

 9. Conditions Precedent to Obligations of VERITAS Holding and VERITAS Software

     The obligations of each of VERITAS Software and VERITAS Holding hereunder are subject to the fulfillment or satisfaction on or before the Closing, of each of the following conditions (any one or more of which may be waived by VERITAS Software and VERITAS Holding, but only in a writing signed by VERITAS Software and VERITAS Holding):

     9.1 Accuracy of Representations and Warranties. The representations and warranties of TSI set forth in Article 2 (as qualified by the TSI Disclosure Letter) shall be true and accurate in all material respects on and as of the Closing Date with the same force and effect as if they had been made at the Closing except to the extent the failure of such representations and warranties to be true and accurate in such respects has not had and could not reasonably be expected to have a Material Adverse Effect on TSI, and VERITAS shall receive a certificate to such effect executed by TSI's Chief Executive Officer and Chief Financial Officer.

     9.2 Covenants. TSI shall have performed and complied in all material respects with all of its covenants required to be performed by it under this Agreement or the Plan of Arrangement on or before the Closing, and VERITAS shall receive a certificate to such effect signed by TSI's Chief Executive Officer and Chief Financial Officer.

     9.3 Absence of Material Adverse Change. There shall not have been any event or change that has a Material Adverse Effect on TSI.

     9.4 Compliance with Law. There shall be no order, decree or ruling by any Governmental Entity or threat thereof, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Arrangement, which would prohibit or render illegal the transactions contemplated by this Agreement.

     9.5 Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Arrangement by any regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities laws.

     9.6 SEC Filings. The registration statement on Form S-3, or Form S-1, as the case may be, relating to the registration of the shares of Common Stock issuable to the TSI Shareholders upon exchange of their Exchangeco Exchangeable Shares shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop-order and the Joint Proxy Statement shall on the Closing not be subject to any similar proceedings commenced or threatened by the SEC, the ASC or any other securities regulatory authority.

     9.7 Opinion of TSI's Counsel. VERITAS shall have received from Parlee McLaws and from U.S. counsel to TSI, opinions in customary form in connection with transactions such as the Arrangement that are reasonably satisfactory to VERITAS and its counsel.

     9.8 Documents. VERITAS shall have received all written consents, assignments, waivers, authorizations or other certificates necessary to provide for the continuation in full force and effect of any and all material contracts and leases of TSI and for TSI to consummate the transactions contemplated hereby, except when the failure to receive such consents, or other certificates would not have a Material Adverse Effect on TSI.

     9.9 VERITAS Stockholder Approval. The Restated Certificate of Incorporation shall have been approved by the VERITAS Software stockholders in accordance with the rules of the NASD and applicable law and VERITAS Software's certificate of incorporation and bylaws.

     9.10 TSI Shareholder Approval. The principal terms of this Agreement and the Arrangement shall have been approved and adopted by the TSI shareholders in accordance with applicable law and TSI's articles of incorporation and bylaws.

     9.11 Dissenting Shareholders. TSI shall not have received on or prior to the Effective Time notice from the holders of more than 8% of the TSI Common Shares of their intention to exercise their rights of dissent under section 184 of the ABCA.

     9.12 No Legal Action. No temporary restraining order, preliminary injunction or permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any U.S. or Canadian federal, provincial or state court and remain in effect, nor shall any proceeding seeking any of the foregoing be pending.

     9.13 Affiliate, Voting and Escrow Agreements. VERITAS shall have received executed originals of all of the TSI Affiliate Agreements, TSI Voting Agreements and the Escrow Agreement.

     9.14 Court Approval. The Court shall have issued its final order approving the Arrangement in form and substance satisfactory to VERITAS and TSI (such approvals not to be unreasonably withheld or delayed by VERITAS or TSI) and reflecting the terms hereof.

     9.15 ASC, Etc. All necessary orders shall have been obtained from the ASC and other relevant Canadian securities regulatory authorities in connection with the Arrangement. VERITAS Software, VERITAS Holding and TSI shall each have filed all notices and information (if any) required under Part IX of the Competition Act (Canada) and the applicable waiting periods and any extensions thereof shall have expired or the parties shall have received an Advance Ruling Certificate pursuant to section 102 of the Competition Act (Canada) setting out that the Director under such Act is satisfied he would not have sufficient grounds on which to apply for an order in respect of the

Arrangement. The Arrangement shall have received the allowance or approval or deemed allowance or approval by the responsible Minister under the Investment Canada Act in respect of the Arrangement, to the extent such allowance or approval is required, on terms and conditions satisfactory to the parties.

10. Termination of Agreement

     10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Arrangement by the stockholders of TSI or approval of the Restated Certificate of Incorporation by VERITAS Software's stockholders:

        (a) by mutual agreement of TSI and VERITAS Software and VERITAS Holding;

        (b) by TSI, if there has been a breach by VERITAS Software or VERITAS Holding of any representation, warranty, covenant or agreement set forth in this Agreement on the part of VERITAS Software or VERITAS Holding, respectively, or if any representation of VERITAS Software or VERITAS Holding shall have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect on VERITAS and which VERITAS fails to cure within 15 business days after written notice thereof from TSI (except that no cure period shall be provided for a breach by VERITAS Software or VERITAS Holding which by its nature cannot be cured);

        (c) by VERITAS Software or VERITAS Holding, if there has been a breach by TSI of any representation, warranty, covenant or agreement set forth in this Agreement on the part of TSI, or if any representation of TSI shall have become untrue, in either case which has or can reasonably be expected to have a Material Adverse Effect on TSI and which TSI fails to cure within 15 business days after written notice thereof from VERITAS Software or VERITAS Holding (except that no cure period shall be provided for a breach by TSI which by its nature cannot be cured);

        (d) by any party (provided that such party is not then in breach of this Agreement) if the TSI Shareholders do not approve the Arrangement at the TSI Shareholders Meeting or the stockholders of VERITAS Software do not approve the Restated Certificate of Incorporation at the VERITAS Software Stockholders Meeting;

        (e) by any party, if all the conditions for Closing the Arrangement shall not have been satisfied or waived on or before 5:00 p.m., Calgary time, on June 1, 1999, other than as a result of a breach of this Agreement by the terminating party, or in the case of termination by TSI, a breach by any of the TSI Principal Shareholders of the TSI Affiliate Agreements or Voting Agreements referred to in Section 5.4;

        (f) by any party, if a permanent injunction or other order by any U.S. or Canadian federal, provincial or state court shall have been issued and shall have become final and nonappealable which would (i) make illegal or otherwise restrain or prohibit the consummation of the Arrangement, (ii) prohibit VERITAS Software's or VERITAS Holding's ownership or operation of all or any material portion of the business or assets of TSI or (iii) compel VERITAS Software or VERITAS Holding to dispose of or hold separate all or any material portion of the business or assets of TSI;

        (g) by VERITAS Holding or VERITAS Software, if the TSI Board of Directors shall have exercised its right, pursuant to Section 5.10(b) to engage in discussions or negotiations with or furnish information to a third party in connection with an Acquisition Proposal, or shall have made any recommendation to the shareholders of TSI against the

Arrangement or in support of an Acquisition Proposal (an "ACQUISITION PROPOSAL TERMINATION"); or

        (h) by VERITAS Software, VERITAS Holding or TSI, if the TSI Board of Directors determines in good faith, based on the advice of outside legal counsel, that it is required or advisable by reason of its fiduciary duties to recommend to the TSI Shareholders that they vote against the Arrangement and approve instead an Acquisition Proposal that the TSI Board of Directors has determined in good faith, based on the advice of its outside financial advisors, is financially more favorable to the TSI Shareholders than the Arrangement and is the subject of a firm written offer from a third party that is capable of consummating such Acquisition Proposal (a "SUPERIOR PROPOSAL TERMINATION").

     10.2  Notice of Termination. Any termination of this Agreement under
Section 10.1 above will be effective by the delivery of written notice by the terminating party to the other party hereto.

     10.3 Effect of Termination. In the case of any termination of this Agreement as provided in this Section 10, this Agreement shall be of no further force and effect (except as provided in Section 10.4 and Section 12) and nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations contained in the separate Nondisclosure Agreement between TSI and VERITAS Software (the "NONDISCLOSURE AGREEMENT").

     10.4  Termination Fees.

        (a) If TSI has not delivered TSI Voting Agreements at the date of the Agreement executed by the TSI Principal Shareholders and this Agreement is terminated (A) by any party pursuant to Section 10.1(d) as a result of the failure of the TSI Shareholders to approve the Arrangement, (B) by VERITAS Holding or VERITAS Software pursuant to an Acquisition Proposal Termination under Section 10.1(g) or (C) by TSI pursuant to a Superior Proposal Termination under Section 10.1(h), then TSI shall pay to VERITAS Software (by wire transfer or cashier's check) a fee of $3 million within thirty days of the delivery of the notice of termination pursuant to Section 10.2. In addition, in the event of such termination, the parties hereby agree that the provisions of Section 15.4(b) of that certain Source Distribution License Agreement dated June 1, 1998 entered into between the parties (the "LICENSE AGREEMENT") shall take effect with respect to the license rights granted to VERITAS Software under the License Agreement. If this Agreement is terminated as described above, and TSI enters into an agreement regarding an Acquisition Proposal or consummates an Acquisition Proposal within twelve months after the date of termination of this Agreement, TSI shall, within thirty days after the consummation of any such Acquisition Proposal, pay to VERITAS Software the additional sum of $10 million. VERITAS Software shall not be entitled to receive any payment under this Section 10.4(a) if, at the time of delivery of the applicable notice of termination pursuant to Section 10.2, VERITAS Software is in breach of this Agreement or VERITAS Software's stockholders have not approved the Restated Certificate of Incorporation.

        (b) If this Agreement is terminated by either party pursuant to Section 10.1(d) as a result of the failure of VERITAS Software stockholders to approve the Restated Certificate of Incorporation, then VERITAS Software shall pay to TSI (by wire transfer or cashier's check) a fee of $2 million within thirty days of the delivery of the notice of termination pursuant to Section 10.2. Such amount shall be credited by TSI as pre-paid royalties of VERITAS Software pursuant to the License Agreement, and, upon such payment, the provisions of Section 15.4(b) of the License Agreement shall take effect with respect to the license rights granted to VERITAS Software under the License Agreement. TSI shall not be entitled to receive any payment under this
Section 10.4(b) if, at the time of delivery of the applicable notice of termination pursuant to Section 10.2, TSI is in breach of this Agreement or TSI's shareholders have disapproved the Arrangement.

        (c) The parties' obligations to pay the termination fees set forth in
Section 10.4 are in lieu of any damages or any other payment which such party might otherwise be obligated to pay the other party as a result of any termination for which payment is due under Section 10.4. VERITAS Software, VERITAS Holding and TSI agree that, in view of the nature of the issues likely to arise in the event of such a termination, it would be impracticable or extremely difficult to fix the actual damages resulting from such termination and proving actual damages, causation and foreseeability in the case of such termination would be costly, inconvenient and difficult. In requiring a party to pay a termination fee as set forth herein, it is the intent of the parties to provide, as of the date of this Agreement, for a liquidated amount of damages to be paid by such party to other party. Such liquidated amount shall be deemed full and adequate damages for such termination and is not intended by any party to be a penalty. If any party fails to pay promptly the amount due by it pursuant to this Section 10.4, and, in order to obtain such payment, the party owed such payment commences a suit which results in a judgment against the other party for the fee set forth in this Section 10.4, the party owing the payment will pay to the party owed the payment its costs and expenses (including reasonable attorneys' fees and expenses on a full indemnity basis) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank in effect on the date such payment is made.

11.Survival of Representations, Indemnification and Remedies, Continuing
   Covenants

     11.1  Survival of Representations.

        11.1.1 Representations of TSI. All representations, warranties and covenants of TSI contained in this Agreement will remain operative and in full force and effect after the Closing, regardless of any investigation made by or on behalf of the parties to this Agreement; provided, however, that

             (a) no claim for violations of representations and warranties contained in Section 3.4(b) shall be made unless VERITAS Software or VERITAS Holding gives written notice to TSI of such claim no later than the date of issuance of VERITAS' press release regarding its audited financial results for the fiscal year ending December 31, 1999 or January 31, 2000, whichever is the later; and

             (b) no claim for violations of all other representations, warranties and covenants shall be made unless VERITAS Software or VERITAS Holding gives written notice to TSI of such claim on or prior to first anniversary of the Closing Date.

        The applicable date after which claims are barred under Section 11.1.1(a) or (b) shall be referred to as the "APPLICABLE EXPIRATION DATE."

        Except for the obligations of TSI under Sections 10 and 12, the representations, warranties and covenants of TSI contained in this Agreement will terminate as of the termination of this Agreement in accordance with its terms. Any judgment or settlement of a claim against TSI for a breach of its obligations hereunder brought after the Effective Time will be settled solely in Escrow Shares, valued at the closing sale price of one share of VERITAS Common Stock on the Closing Date, except as provided in Section
11.2.3 below.

        11.1.2 Representations of VERITAS. Except for VERITAS Software's or VERITAS Holding's obligations pursuant to Articles 2, 10, 12 and Sections 6.8, 6.11, 7.3 and 7.4, VERITAS Software's and VERITAS Holding's representations, warranties and covenants contained in this Agreement will terminate as of the termination of this Agreement in accordance with its terms or, if the Closing occurs, such representations, warranties and covenants will terminate upon the Closing.

     11.2  TSI Agreement to Indemnify.

        11.2.1 General Indemnification by Indemnifying TSI Holders. Subject to the limitations set forth in this Section 11.2, the Indemnifying TSI Holders will indemnify and hold harmless VERITAS Software and VERITAS Holding and their respective officers, directors, agents and employees, and each person, if any, who controls or may control VERITAS Software or VERITAS Holding within the meaning of the Securities Act (hereinafter in this Section 11.2 referred to individually as an "INDEMNIFIED PERSON" and collectively as "INDEMNIFIED PERSONS") from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses including, without limitation, reasonable legal fees (collectively, "DAMAGES") arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given or made by TSI in this Agreement, provided, however, that the Indemnifying TSI Holders shall not indemnify the Indemnified Persons for any loss of profits, special, punitive or consequential Damages ("CONSEQUENTIAL DAMAGES") other than Consequential Damages arising in connection with any misrepresentation or breach of or default in connection with
Section 3.17 of this Agreement.

        11.2.2  Limitations. Except as provided under Section 11.2.3, this
Section 11.2 sets forth the sole and exclusive remedies of the Indemnified Persons for misrepresentation or breach of or default in connection with any of the representations, warranties or covenants given by or on behalf of TSI or by one of the TSI Shareholders pursuant hereto. The Indemnifying TSI Holders shall not incur liability under Section 11.2.1 beyond the Escrow Shares and the Indemnified Persons shall exercise their remedies only with respect to the Escrow Shares and any other assets deposited in escrow pursuant to the Escrow Agreement. The Indemnifying TSI Holders shall settle any claims for indemnification by returning to VERITAS Exchangeco Exchangeable Shares valued at the closing sale price of one share of VERITAS Common Stock on the Closing Date. The indemnification provided for in Section 10.2.1 will not apply unless and until the aggregate Damages for which one or more Indemnified Persons seeks indemnification under Section 10.2 exceeds $200,000, in which event the indemnification provided for in Section 10.2 will include all Damages and shall be recoverable as provided in the Escrow Agreement net of any recoveries under insurance policies, indemnities or other similar recoveries.

        11.2.3  Exceptions to Limitations. None of the provisions of this
Section 11 or of the Escrow Agreement shall in any manner limit the liability or indemnification obligations of the Indemnifying TSI Holders with respect to (i) claims of intentional misrepresentation or fraud, and (ii) any criminal matters.

        11.2.4 Survival of Claims. Notwithstanding anything to the contrary, if, prior to the expiration of a particular representation or warranty, an Indemnified Person makes a claim for indemnification under either this Agreement or the Escrow Agreement with respect to a misrepresentation or breach of such representation or warranty, then the

Indemnified Person's rights to indemnification under this Section 11.2 for such claim shall survive any expiration of such representation or warranty.

        11.2.5 Indemnification Procedures. The Representative of the Indemnifying TSI Holders for purposes of the Escrow Agreement and the indemnifications provisions of this Section 11.2, is duly authorized to be such Representative and may bind the Indemnifying TSI Holders. Promptly after the receipt by VERITAS Software or VERITAS Holding of notice or discovery of any claim, damage, legal action or proceeding (a "CLAIM") giving rise to indemnification rights under this Agreement, VERITAS Software or VERITAS Holding will give the Representative and the Escrow Agent written notice of such Claim in accordance with the Escrow Agreement. VERITAS Software or VERITAS Holding may assert a Claim at any time prior to the Applicable Expiration Date.

12. Miscellaneous

     12.1 Governing Law. The internal laws of the State of Delaware (irrespective of its choice of law principles) will govern the validity of this Agreement, the construction of its terms and the interpretation and enforcement of the rights and duties of the parties hereto, except to the extent mandatorily governed by the laws of Alberta.

     12.2 Assignment; Binding Upon Successors and Assigns. No party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     12.3 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provision.

     12.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all the parties reflected hereon as signatories.

     12.5 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other.

     12.6 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. The Agreement may be amended by the parties hereto at any time before or after approval of the TSI Shareholders or the VERITAS Software Stockholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of the TSI Shareholders or the VERITAS Software Stockholders without obtaining such further approval.

     12.7 Expenses. All fees and expenses incurred in connection with this Agreement, the Arrangement and the other transactions contemplated hereby will be paid by the party incurring such fees or expenses, whether or not the Arrangement is consummated.

     12.8 Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party will be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including, without limitation, costs, expenses and fees on any appeal). The prevailing party will be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

     12.9 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

    If to TSI to:                    TeleBackup Systems Inc.
                                     200,119-14th Street N.W.
                                     Calgary, Alberta, Canada T2N 1Z6
                                     Attention: Chief Executive Officer
                                     Telecopier: 403-270-2555

    With a copy to:                  Parlee McLaws
                                     3400 Petro-Canada Centre
                                     150 -- 6th Avenue S.W.
                                     Calgary, Alberta, Canada T2P 3Y7
                                     Attention: Bruce A. Lawrence
                                     Telecopier: 403-294-7052

    If to VERITAS Software or        VERITAS Software Corporation
    VERITAS Holding to:              1600 Plymouth Street
                                     Mountain View, California 94043
                                     U.S.A.
                                     Attention: General Counsel
                                     Telecopier: 650-525-2525

    With a copy to:                  Fenwick & West LLP
                                     Two Palo Alto Square
                                     Palo Alto, California 94306
                                     U.S.A.
                                     Attention: Jacqueline A. Daunt
                                     Telecopier: 415-857-0361

     All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such copy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally-recognized overnight courier, on the business day following dispatch, and (d) in the case of mailing, on the tenth business day following such mailing.

     12.10 Construction of Agreement. This Agreement has been negotiated by the respective parties hereto and their attorneys and the language hereof will not be construed for or against either party. A reference to a Section or an exhibit will mean a Section in, or exhibit to, this Agreement unless otherwise explicitly set forth. The titles and headings herein are for reference purposes only and will not in any manner limit the construction of this Agreement which will be considered as a whole.

     12.11 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times, will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.

     12.12 Further Assurances. Each party agrees to cooperate fully with the other party and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by the other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

     12.13 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder or partner of any party or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement. Anything contained herein to the contrary notwithstanding, (a) the holders of TSI Options are intended beneficiaries of Section 2.4; (b) the officers and directors of TSI are intended beneficiaries of Section 6.8; and (c) the TSI Shareholders are intended beneficiaries of the provisions of Section 2.6 with respect to VERITAS' filing of the registration statement on Form S-3 or Form S-1 and of Section 6.6.

     12.14 Public Announcement. VERITAS Software, VERITAS Holding or TSI may issue such press releases, and make such other disclosures regarding the Arrangement, as it determines (after consultation with legal counsel) are required under applicable securities laws or by the NASD or the ASE rules.

     12.15 Entire Agreement. This Agreement and the exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede the Original Agreement and the Novation Agreement and all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Nondisclosure Agreement, which shall remain in full force and effect. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

                          [THE REMAINDER OF THIS PAGE
                       HAS INTENTIONALLY BEEN LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Combination Agreement as of the date first above written.

VERITAS HOLDING CORPORATION                 TELEBACKUP SYSTEMS INC.

By: /s/ MARK LESLIE                         By:     /s/ DR. BYRON OSING
------------------------------------------- ------------------------------------
    Chief Executive Officer                       Chief Executive Officer

VERITAS SOFTWARE CORPORATION

By: /s/ MARK LESLIE
-------------------------------------------
    Chief Executive Officer

                                                                      APPENDIX H

                                                                 August 31, 1998

The Board of Directors
TeleBackup Systems Inc. (TSI)
#400, 609 -- 14st. N.W.
Calgary, AB., Canada, T2N 2A1

Dear Members of the Board,

     We understand that TeleBackup Systems Inc. ("TSI") and Veritas Software Corporation ("Veritas") are entering into a binding Combination Agreement as of September 2, 1998, pursuant to which holders of TSI Common Stock will receive securities of Veritas ("the Exchangeable Shares") in exchange for their TSI Common Stock. The stock exchange ratio (the "Exchange Ratio") inherent to the Transaction will be in the range of approximately 0.133 to 0.162 Veritas Exchangeable shares for each share of TSI Common Stock, depending on the weighted aggregate trading price of Veritas Common Stock for a 10 day trading period just prior to the closing date of the Transaction. If the price of Veritas Common Stock exceeds $41.32, the minimum number of shares, 1.555 million, will be exchanged, and thus the ratio would be 0.133. Conversely, if the Veritas Common Stock price should drop to below $33.81 on the aggregate, then a maximum of 1.9 million shares would be exchanged, for a ratio of 0.162. Should the Veritas Common Stock price be within a collar range of $33.81 to $41.32, then 1.71 million shares would be exchanged for a ratio of 0.146. All dollar values are in U.S. denominations for the purpose of this correspondence.

     Generally, each Exchangeable Share may, at the option of the holder, be exchanged for one share of Veritas Common Stock for up to 7 years, and will not be subject to capital gains taxation until such time as the holder chooses to sell the Veritas Common Stock in the marketplace. The proposed transaction ("the Transaction") is intended to be a tax-free reorganization within the meaning of U.S. tax codes, and is to be accounted for as a pooling of interests. The terms and conditions of the Transaction are to be more fully detailed in the Combination Agreement.

     You have requested the opinion of the Opman Group, in its capacity as a Merchant Banker and M & A specialist, as to whether the Exchange Ratio is fair, from a financial point of view, to the current Shareholders of TSI.

     The Opman Group specializes in mergers and acquisitions of information technology ("IT") organizations, as well as financing, OEM/distribution deal brokering, and operations management consulting. In this capacity, we are regularly engaged in valuing such organizations, and have been involved in numerous IT mergers and acquisitions. We are currently acting as an OEM/distribution deal broker to TSI, as well as a financial advisor to the Board of Directors of TSI, and as such, will receive a fee from the combined organization upon the successful conclusion of the transaction.

     In rendering our opinion, we have, among other things:

      (1) Reviewed the financial and business terms of the Combination
          Agreement;

      (2) Reviewed the audited and unaudited financial statements and condition of both organizations for the past several years, including annual and quarterly reports;

      (3) Reviewed and analyzed the historical financial and operational data of both organizations;

      (4) Participated in discussions with Veritas Management concerning operations, business strategy, financial performance, and future prospects for Veritas;

      (5) Discussed with Veritas and TSI management its view of the strategic rationale for the Transaction;

      (6) Reviewed the historical closing prices and trading activity for Veritas Common Stock;

      (7) Compared certain aspects of the financial performance of Veritas and the price of Veritas Common stock with other public companies we deemed comparable;

      (8) Analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Transaction;

      (9) Reviewed certain internal historical financial and operating data concerning TSI prepared by TSI management;

     (10) Reviewed the historical closing prices and trading activity of the TSI Common Stock;

     (11) Compared certain aspects of the financial performance of TSI and the price of TSI Common Stock with other public companies we deemed comparable;

     (12) Analyzed the anticipated effect of the Transaction on the future financial performance of the consolidated entity. In particular, we developed an independent "accretion -- decretion" financial performance model relative to the dilutive impact of the Transaction on the Veritas capitalization structure, in relation to expected gains in revenue and earnings directly related to the Transaction.

     (13) Directly participated in negotiations and discussions related to the Transaction among TSI and Veritas, and their respective financial and legal advisors.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Combination Agreement) that was publicly available, or was furnished to us by TSI or Veritas. With respect to the financial projections examined by us, we have assumed that the same were reasonably prepared and reflected the best available estimates and good faith judgements of the management of Veritas as to the future performance of Veritas. We have neither made nor obtained an independent appraisal or valuation of any of Veritas' assets.

     Based upon and subject to the foregoing, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to the shareholders of TSI.

     This opinion speaks only as of the date hereof, and may be relied upon only by the Board of Directors of TSI, and no other person. The Opman Group hereby consents to references to and the inclusion of this opinion in its entirety in the information circular to be disseminated to the shareholders of TSI and Veritas in connection with the Transaction.

Sincerely,

/s/ MICHAEL MAHONEY
Mike Mahoney
President
The Opman Group

                                                                      APPENDIX I

                  VOTING, SUPPORT AND EXCHANGE TRUST AGREEMENT

     AGREEMENT made the   day of           , 1999,

     BETWEEN:

     VERITAS HOLDING CORPORATION, a corporation existing under the laws of the State of Delaware ("VERITAS"),

                                   -- and --

     VERITAS SOFTWARE CORPORATION, a corporation existing under the laws of the State of Delaware ("VERITAS Software"),

                                   -- and --

     TELEBACKUP EXCHANGECO INC., a corporation existing under the laws of the Province of Alberta (the "Corporation"),

                                   -- and --

     MONTREAL TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada (the "Trustee").

     WHEREAS, pursuant to an amended and restated combination agreement dated April 12, 1999 among VERITAS, VERITAS Software, TeleBackup Systems Inc. and the Corporation (the "Combination Agreement"), the parties agreed that on the Effective Date (as defined in the Combination Agreement), VERITAS, VERITAS Software, the Corporation and a Canadian trust company would execute and deliver a Voting, Support and Exchange Trust Agreement substantially in the form set forth as an Exhibit to the Combination Agreement;

     AND WHEREAS, pursuant to an arrangement (the "Arrangement") effected pursuant to the Business Corporations Act (Alberta),

     (a) TeleBackup Systems Inc. ("TeleBackup") was amalgamated with a numbered corporation existing under the laws of the Province of Alberta ("Amalco") (the "Amalgamation");

     (b) holders of TeleBackup common shares received Class A non-voting shares of the Corporation ("Corporation Class A Shares") pursuant to the Amalgamation;

     (c) holders of Corporation Class A Shares who were resident in Canada and who properly elected in accordance with the terms and conditions set out in the Plan of Arrangement relating to the Arrangement received [INSERT THE EXCHANGE RATIO] of an Exchangeable Share of the Corporation (the "Exchangeable Shares") for each Corporation Class A share held by them.

     AND WHEREAS the Parent is to grant to and in favour of Non-Affiliated Holders (as hereinafter defined) from time to time of Exchangeable Shares the right, in the circumstances set forth herein, to require the Parent to purchase from each Non-Affiliated Holder all or any part of the Exchangeable Shares held by the Non-Affiliated Holder;

     AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby voting rights in the Parent shall be exercisable by Non-Affiliated Holders from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to the Voting Share (as hereinafter defined) to which voting rights attach for the benefit of Non-Affiliated Holders and whereby the rights to require the Parent to purchase Exchangeable Shares from the Non-Affiliated Holders shall be exercisable by Non-Affiliated Holders from time to time of Exchangeable Shares by and through the Trustee, which will hold legal title to such rights for the benefit of Non-Affiliated Holders;

     AND WHEREAS the parties desire to make appropriate provision and to establish a procedure whereby the Parent will take certain actions and make certain payments and deliveries necessary to ensure that the Corporation will be able to make certain payments and to deliver or cause to be delivered shares of Parent Common Stock (as hereinafter defined) in satisfaction of the obligations of the Corporation under the Exchangeable Share Provisions (as hereinafter defined) and this trust agreement;

     AND WHEREAS these recitals and any statements of fact in this trust agreement are made by VERITAS Software, VERITAS and the Corporation and not by the Trustee;

     NOW THEREFORE, in consideration of the respective covenants and agreements provided in this trust agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                                   ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

1.1  Definitions

     In this trust agreement, unless something in the subject matter or content is inconsistent therewith:

          "Applicable Laws" has the meaning set out in Section 6.6 hereof;

          "Arrangement" has the meaning set out in the recitals hereto;

          "Article 4 Subsidiary" means a Subsidiary of the Parent that, under
     Section 160 of the Delaware Revised Statutes or any successor provision thereto, is precluded from voting any shares of Parent Common Stock held by it;

          "Automatic Exchange Right" means the automatic exchange of shares of Parent Common Stock for Exchangeable Shares pursuant to Section 5.3 of the Exchangeable Share Provisions;

          "Board of Directors" means the board of directors of the Corporation;

          "Business Day" means any day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of Mountain View, California and Calgary, Alberta;

          "Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the official noon spot exchange rate on such date for such foreign currency as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency as may be deemed by the Board of Directors to be appropriate for such purpose;

          "Code" means the United States Internal Revenue Code of 1986, as amended;

          "Combination Agreement" has the meaning set out in the recitals hereto;

          "Corporation Class A Common Shares" has the meaning set out in the recitals hereto;

          "Current Market Price" means, in respect of a share of Parent Common Stock on any date, the Canadian Dollar Equivalent of the average closing sales price of a share of Parent Common Stock during a period of 10 consecutive trading days ending on the second trading day before such date quoted on the NASDAQ National Market or, if the shares of Parent Common Stock are not then quoted on the NASDAQ National Market, on such other stock exchange or automated quotation system on which the shares of Parent Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if, in the opinion of the Board of Directors the public distribution or trading activity of shares of Parent Common Stock during such period is inadequate to create a market that reflects the fair market value of a share of Parent Common Stock, then the Current Market Price of a share of Parent Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further than any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

          "Dividend Amount" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions;

          "Effective Date" has the meaning set out in Section 1.1 of the Plan of Arrangement;

          "Exchange Right" has the meaning set out in Section 5.1 hereof;

          "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

          "Exchangeable Shares" has the meaning set out in the recitals hereto;

          "Insolvency Event" means the institution by the Corporation of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of the Corporation to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements or other provisions of applicable law, to redeem any Retracted Shares pursuant to Section 6.1 of the Exchangeable Share Provisions;

          "Liquidation Amount" has the meaning set out in Section 5.1(a) of the Exchangeable Share Provisions;

          "Liquidation Call Right" has the meaning set out in Section 5.2(a) of the Exchangeable Share Provisions;

          "List" has the meaning set out in Section 4.6 hereof;

          "Management Information Circular/Joint Proxy Statement/Prospectus" means the Management Information Circular/Joint Proxy Statement/Prospectus dated on or about April 19, 1999 of VERITAS Software, Seagate and TeleBackup;

          "NSMG Combination" has the meaning ascribed to such term in the Management Information Circular/Joint Proxy Statement/Prospectus;

          "Non-Affiliated Holder Votes" has the meaning set out in Section 4.2 hereof;

          "Non-Affiliated Holders", when used in Article 3 or Article 4 or otherwise with respect to the right to vote or direct the votes to be cast by the holder of the Voting Shares, means the registered holders of Exchangeable Shares other than the Parent and its Article 4 Subsidiaries and, for all other purposes, means the registered holders of Exchangeable Shares other than the Parent and its Subsidiaries;

          "Offer" has the meaning set out in Section 6.8 hereof;

          "Officer's Certificate" means with respect to the Parent or the Corporation, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the board, the President, any Vice-President or any other senior officer of the Parent or the Corporation, as the case may be;

          "Optional Redemption Date" has the meaning set out in Section 1.1 in the Exchangeable Share Provisions;

          "Parent" means, subject to Section 1.2, VERITAS;

          "Parent Board of Directors" means the board of directors of the Parent;

          "Parent Common Stock" means the shares of Common Stock of the Parent, par value US$0.001 per share, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not the Parent shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares, pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction, affecting such shares;

          "Parent Consent" has the meaning set out in Section 4.2 hereof;

          "Parent Meeting" has the meaning set out in Section 4.2 hereof;

          "Parent Successor" has the meaning set out in Section 11.1 hereof;

          "Plan of Arrangement" means the plan of arrangement relating to the arrangement of the Corporation providing for the Arrangement;

          "Redemption Call Right" has the meaning set out in Section 7.2(a) of the Exchangeable Share Provisions;

          "Redemption Price" has the meaning set out in Section 7.1(a) of the Exchangeable Share Provisions;

          "Retracted Shares" has the meaning set out in Section 5.7 hereof;

          "Retraction Call Right" has the meaning set out in Section 6.2(a) of the Exchangeable Share Provisions;

          "Retraction Price" has the meaning set out in Section 6.1(a) of the Exchangeable Share Provisions;

          "Seagate" means Seagate Software Inc., a corporation existing under the laws of the State of Delaware;

          "Subsidiary" of the Parent means any corporation more than 50% of the outstanding stock of which, by vote or by value, is owned, directly or indirectly, by the Parent, by one or more other Subsidiaries of the Parent, or by the Parent and one or more other Subsidiaries of the Parent;

          "Transfer Agent" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions;

          "Trust" means the trust created by this trust agreement;

          "Trust Estate" means the Voting Share, any other securities, the Exchange Right and any money or other right or asset that may be held by the Trustee from time to time pursuant to this trust agreement;

          "Trustee" means Montreal Trust Company of Canada, and subject to the provisions of Article 10 hereof, includes any successor trustee or permitted assigns;

          "Voting Rights" means the voting rights attached to the Voting Share; and

          "Voting Share" means the one share of Special Voting Stock of the Parent, par value US$0.001, issued by the Parent to and deposited with the Trustee, which entitles the holder of record to a number of votes at meetings of holders of Parent Common Stock equal to the number of Exchangeable Shares outstanding from time to time that are held by Non-Affiliated Holders.

1.2  Redefinition of Parent

     If, prior to the Effective Time, the stockholders of VERITAS Software and Seagate have not approved the NSMG Combination and the NSMG Combination has not been effected, all as described in the Management Information Circular/Joint Proxy Statement/ Prospectus, "Parent" for the purposes of this Agreement shall mean VERITAS Software and the rights and obligations of VERITAS hereunder shall be assigned to and shall be assumed by VERITAS Software.

1.3  Interpretation Not Affected by Headings, etc.

     The division of this trust agreement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this trust agreement. Unless otherwise indicated, any reference in this trust agreement to an article or Section refers to the specified article or Section of this trust agreement.

1.4  Number, Gender and Persons

     In this trust agreement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.5  Date for Any Action

     If any date on which any action is required to be taken under this trust agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.6  Payments

     All payments to be made hereunder will be made without interest and less any tax required by law to be deducted and withheld.

                                   ARTICLE 2

                                     TRUST

2.1  Establishment of Trust

     One of the purposes of this trust agreement is to create the Trust for the benefit of the Non-Affiliated Holders, as herein provided. The Trustee will hold the Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right in order to enable the Trustee to exercise such right and will hold the other rights granted in or resulting from the Trustee being a party to this trust agreement in order to enable the Trustee to exercise or enforce such rights, in each case as trustee for and on behalf of the Non-Affiliated Holders as provided in this trust agreement.

                                   ARTICLE 3

                                  VOTING SHARE

3.1  Issue and Ownership of the Voting Share

     Simultaneously with the execution and delivery of this trust agreement, the Parent will issue to and deposit with the Trustee the Voting Share to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Non-Affiliated Holders, in accordance with the provisions of this trust agreement. The Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Non-Affiliated Holders of good and valuable consideration (and the adequacy thereof) for the issuance of the Voting Share by the Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Voting Share, provided that the Trustee shall:

          (a) hold the Voting Share and the legal title thereto as trustee solely for the use and benefit of the Non-Affiliated Holders in accordance with the provisions of this trust agreement; and

          (b) except as specifically authorized by this trust agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Voting Share and the Voting Share shall not be used or disposed of by the Trustee for any purpose other than the purposes for which the Trust is created pursuant to this trust agreement.

3.2  Legended Share Certificates

     The Corporation will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Non-Affiliated Holders of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Non-Affiliated Holder.

3.3  Safekeeping of Certificate

     The certificate representing the Voting Share shall at all times be held in safe keeping by the Trustee or its agent.

                                   ARTICLE 4

                           EXERCISE OF VOTING RIGHTS

4.1  Voting Rights

     The Trustee, as the holder of record of the Voting Share, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Voting Share, on any matter, question or proposition whatsoever that may come before the stockholders of the Parent at a Parent Meeting or in connection with a Parent Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 7.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Non-Affiliated Holders entitled to instruct the Trustee as to the voting thereof at the time at which the Parent Consent is sought or the Parent Meeting is held. To the extent that no instructions are received from a Non-Affiliated Holder with respect to the Voting Rights to which such Non-Affiliated Holder is entitled, the Trustee shall not exercise or permit the exercise of the Voting Rights relating to such Non-Affiliated Holder's Exchangeable Shares.

4.2  Number of Votes

     With respect to all meetings of stockholders of the Parent at which holders of shares of Parent Common Stock are entitled to vote (a "Parent Meeting") and with respect to all written consents sought from the holders of shares of Parent Common Stock (a "Parent Consent"), each Non-Affiliated Holder shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, subject to adjustments that may arise as a result of the provisions hereof including
Section 6.7, one vote for each Exchangeable Share owned of record by such Non-Affiliated Holder on the record date established by the Parent or by applicable law for such Parent Meeting or Parent Consent, as the case may be (the "Non-Affiliated Holder Votes") in respect of each matter, question or proposition to be voted on at such Parent Meeting or to be consented to in connection with such Parent Consent.

4.3  Mailings to Shareholders

     With respect to each Parent Meeting and Parent Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner that the Parent utilizes in communications to holders of Parent Common Stock, subject to the Trustee being advised in writing of such method and its ability to provide this method of communication) to each of the Non-Affiliated Holders named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by the Parent to its stockholders:

          (a) a copy of such notice, together with any proxy or information statement and related materials to be provided to stockholders of the Parent;

          (b) a statement that such Non-Affiliated Holder is entitled, subject to the provisions of Section 4.7 hereof, to instruct the Trustee as to the exercise of the Non-Affiliated Holder Votes with respect to such Parent Meeting or Parent Consent, as the case may be, or, pursuant and subject to
     Section 4.7 hereof to attend such Parent Meeting and to exercise personally the Non-Affiliated Holder Votes thereat;

          (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

             (i) a proxy to such Non-Affiliated Holder or its designee to exercise personally such holder's Non-Affiliated Holder Votes; or

             (ii) a proxy to a designated agent or other representative of the management of the Parent to exercise such Non-Affiliated Holder Votes;

          (d) a statement that if no such instructions are received from the Non-Affiliated Holder, the Non-Affiliated Holder Votes to which such Non-Affiliated Holder is entitled will not be exercised;

          (e) a form of direction whereby the Non-Affiliated Holder may so direct and instruct the Trustee as contemplated herein; and

          (f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and (ii) the method for revoking or amending such instructions.

     The materials referred to above are to be provided by the Parent to the Trustee, but shall be subject to review and comment by the Trustee. For the purpose of determining Non-Affiliated Holder Votes to which a Non-Affiliated Holder is entitled in respect of any such Parent Meeting or Parent Consent, the number of Exchangeable Shares owned of record by the Non-Affiliated Holder shall be determined at the close of business on the record date established by the Parent or by applicable law for purposes of determining stockholders entitled to vote at such Parent Meeting or to give written consent in connection with such Parent Consent. The Parent will notify the Trustee in writing of any decision of the Parent Board of Directors with respect to the calling of any such Parent Meeting or the seeking of any such Parent Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4  Copies of Stockholder Information

     The Parent will deliver to the Trustee copies of all proxy materials (including notices of Parent Meetings but excluding proxies to vote shares of Parent Common Stock), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to holders of Parent Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Non-Affiliated Holder at the same time as such materials are first sent to holders of Parent Common Stock. The Trustee will mail or otherwise send to each Non-Affiliated Holder, at the expense of Parent, copies of all such materials (and all materials specifically directed to the Non-Affiliated Holders or to the Trustee for the benefit of the Non-Affiliated Holders by the Parent) received by the Trustee from the Parent at the same time as such materials are first sent to holders of Parent Common Stock. The Trustee will make copies of all such materials available for inspection by any Non-Affiliated Holder at the Trustee's principal office in the city of Calgary.

4.5  Other Materials

     Immediately after receipt by the Parent or any stockholder of the Parent of any material sent or given generally to the holders of Parent Common Stock by or on behalf of a third party, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), the Parent shall use reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Non-Affiliated Holders by such third party) to each Non-Affiliated Holder as soon as practicable thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Non-Affiliated Holder, at the expense of the Parent, copies of all such materials received by the Trustee from the Parent. The Trustee will also make copies of all such materials available for inspection by any Non-Affiliated Holder at the Trustee's principal office in the city of Calgary.

4.6  List of Persons Entitled to Vote

     The Corporation shall, (a) prior to each annual, general and/or special Parent Meeting or the seeking of any Parent Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Non-Affiliated Holders arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Non-Affiliated Holder, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Parent Meeting or a Parent Consent, at the close of business on the record date established by the Parent or pursuant to applicable law for determining the holders of Parent Common Stock entitled to receive notice of and/or to vote at such Parent Meeting or to give consent in connection with such Parent Consent. Each such List shall be delivered to the Trustee promptly after receipt by the Corporation of such request or the record date for such meeting or seeking of consent, as the case may be, and, in any event, within sufficient time as to enable the Trustee to perform its obligations under this trust agreement. The Parent agrees to give the Corporation written notice (with a copy to the Trustee) of the calling of any Parent Meeting or the seeking of any Parent Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable the Corporation to perform its obligations under this Section 4.6.

4.7  Entitlement to Direct Votes

     Any Non-Affiliated Holder named in a List prepared in connection with any Parent Meeting or any Parent Consent will be entitled (a) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Non-Affiliated Holder Votes to which such Non-Affiliated Holder is entitled or (b) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Non-Affiliated Holder Votes to which such Non-Affiliated Holder is entitled except, in each case, to the extent that such Non-Affiliated Holder has transferred the ownership of any Exchangeable Shares in respect of which such Non-Affiliated Holder is entitled to Non-Affiliated Holder Votes after the close of business on the record date for such meeting or seeking of consent.

4.8  Voting by Trustee, and Attendance of Trustee Representative, at Meeting

     In connection with each Parent Meeting and Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a

Non-Affiliated Holder pursuant to Section 4.3 hereof, the Non-Affiliated Holder Votes as to which such Non-Affiliated Holder is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Non-Affiliated Holder prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Non-Affiliated Holder pursuant to Section 4.3 hereof.

     The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights enabling a Non-Affiliated Holder to attend each Parent Meeting. Upon submission by a Non-Affiliated Holder (or its designee) of identification satisfactory to the Trustee's representatives, and at the Non-Affiliated Holder's request, such representatives shall sign and deliver to such Non-Affiliated Holder (or its designee) a proxy to exercise personally the Non-Affiliated Holder Votes as to which such Non-Affiliated Holder is otherwise entitled hereunder to direct the vote, if such Non-Affiliated Holder either (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting, or (ii) submits to the Trustee's representatives written revocation of any such previous instructions. At such meeting, the Non-Affiliated Holder exercising such Non-Affiliated Holder Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9  Distribution of Written Materials

     Any written materials to be distributed by the Trustee to the Non-Affiliated Holders pursuant to this trust agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as the Parent utilizes in communications to holders of Parent Common Stock, subject to the Trustee being advised in writing of such method of communication and its ability to provide same) to each Non-Affiliated Holder at its address as shown on the books of the Corporation. The Corporation shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

          (a) current Lists of the Non-Affiliated Holders; and

          (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this trust agreement.

     The materials referred to above are to be provided by the Parent to the Trustee, but shall be subject to review and comment by the Trustee.

4.10  Termination of Voting Rights

     All the rights of a Non-Affiliated Holder with respect to the Non-Affiliated Holder Votes exercisable in respect of the Exchangeable Shares held by such Non-Affiliated Holder, including the right to instruct the Trustee as to the voting of or to vote personally such Non-Affiliated Holder Votes, shall be deemed to be surrendered by the Non-Affiliated Holder to the Parent and such Non-Affiliated Holder Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such Non-Affiliated Holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Non-Affiliated Holder of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for shares of Parent Common Stock, as specified in Article 5 hereof, or upon the redemption of Exchangeable

Shares pursuant to Article 6 or Article 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of the Corporation pursuant to Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by the Parent pursuant to the exercise by the Parent of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right (unless in any case the Corporation or the Parent shall not have delivered the requisite shares of Parent Common Stock and cheque, if any, deliverable in exchange therefor to the Transfer Agent or the Trustee for delivery to the Non-Affiliated Holders).

                                   ARTICLE 5

                       EXCHANGE RIGHT AND PARENT SUPPORT

5.1  Grant and Ownership of the Exchange Right

     The Parent hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Non-Affiliated Holders the right (the "Exchange Right"), upon the occurrence and during the continuance of an Insolvency Event, to require the Parent to purchase from each or any Non-Affiliated Holder all or any part of the Exchangeable Shares held by the Non-Affiliated Holder, all in accordance with the provisions of this trust agreement. The Parent hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Non-Affiliated Holders, of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right by the Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this trust agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right, provided that the Trustee shall:

          (a) hold the Exchange Right and the legal title thereto as trustee solely for the use and benefit of the Non-Affiliated Holders in accordance with the provisions of this trust agreement; and

          (b) except as specifically authorized by this trust agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right, and the Trustee shall not exercise such right for any purpose other than the purposes for which this Trust is created pursuant to this trust agreement.

5.2  Legended Share Certificates

     The Corporation will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Non-Affiliated Holders of their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Non-Affiliated Holder.

5.3  General Exercise of Exchange Right

     The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to Section 7.15 hereof, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Non-Affiliated Holders entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Non-Affiliated Holder with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4  Purchase Price

     The purchase price payable by the Parent for each Exchangeable Share to be purchased by the Parent under the Exchange Right shall be an amount per share equal to (a) the Current Market Price of a share of Parent Common Stock on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by causing to be delivered to such holder one share of Parent Common Stock, plus
(b) the Dividend Amount, if any. The purchase price for each such Exchangeable Share so purchased may be satisfied only by the Parent delivering or causing to be delivered to the Trustee, on behalf of the relevant Non-Affiliated Holder, one share of Parent Common Stock and a cheque for the balance, if any, of the purchase price.

5.5  Exercise Instructions

     Subject to the terms and conditions herein set forth, a Non-Affiliated Holder shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Non-Affiliated Holder on the books of the Corporation. To cause the exercise of the Exchange Right by the Trustee, the Non-Affiliated Holder shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary, Alberta or at such other places in Canada as the Trustee may from time to time designate by written notice to the Non-Affiliated Holders, the certificates representing the Exchangeable Shares which such Non-Affiliated Holder desires the Parent to purchase, duly endorsed in blank, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Business Corporations Act (Alberta) and such additional documents and instruments as the Trustee or the Corporation may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Non-Affiliated Holder thereby instructs the Trustee to exercise the Exchange Right so as to require the Parent to purchase from the Non-Affiliated Holder the number of Exchangeable Shares specified therein, (ii) that such Non-Affiliated Holder has good title to and owns all such Exchangeable Shares to be acquired by the Parent free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Parent Common Stock issuable in connection with the exercise of the Exchange Right and the cheques with respect to the balance of the purchase price, if any, are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, the Corporation and the Parent of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this trust agreement. If only a portion of the Exchangeable Shares represented by any certificate delivered to the Trustee are to be purchased by the Parent under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

5.6  Delivery of Parent Common Stock; Effect of Exercise

     Promptly after receipt of the certificates representing the Exchangeable Shares that a Non-Affiliated Holder desires the Parent to purchase under the Exchange Right (together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right and payment of taxes payable as contemplated by Section 5.8, if any, or evidence thereof), duly endorsed for transfer to the Parent, the Trustee shall notify the Parent and the Corporation of its receipt of the same, which notice to the Parent and the Corporation shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and the Parent shall immediately thereafter deliver or cause to be delivered to the Trustee, for delivery to the Non-Affiliated Holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such Non-Affiliated Holder), a certificate for the number of shares of Parent Common Stock deliverable in connection with such exercise of the Exchange Right (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, security interest or adverse claim) and a cheque for the balance, if any, of the purchase price therefor; provided, however, that no such delivery shall be made unless and until the Non-Affiliated Holder requesting the same shall have paid (or provided evidence satisfactory to the Trustee, the Corporation and the Parent of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this trust agreement. Immediately upon the giving of notice by the Trustee to the Parent and the Corporation of the exercise of the Exchange Right, as provided in this Section 5.6, the Closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred, and the Non-Affiliated Holder of such Exchangeable Shares shall be deemed to have transferred to the Parent all of its right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total purchase price therefor, unless the requisite number of shares of Parent Common Stock (together with a cheque for the balance, if any, of the total purchase price therefor) is not delivered by the Parent to the Trustee, for delivery to such Non-Affiliated Holder (or to such other persons, if any, properly designated by such Non-Affiliated Holder), within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Non-Affiliated Holder shall remain unaffected until such shares of Parent Common Stock are so delivered by the Parent and any such cheque is so delivered and paid. Concurrently with the closing of the transaction of purchase and sale contemplated by the Exchange Right, such Non-Affiliated Holder shall be considered and deemed for all purposes to be the holder of the shares of Parent Common Stock delivered to it pursuant to the Exchange Right.

5.7  Exercise of Exchange Right Subsequent to Retraction

     In the event that a Non-Affiliated Holder has exercised its right under
Article 6 of the Exchangeable Share Provisions to require the Corporation to redeem any or all of the Exchangeable Shares held by the Non-Affiliated Holder (the "Retracted Shares") and is notified by the Corporation pursuant to Section 6.1(d) of the Exchangeable Share Provisions that the Corporation will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, subject to receipt by the Trustee of written notice to that effect from the Corporation and provided that the Parent shall not have exercised its Retraction Call Right with respect to the Retracted Shares and that the Non-Affiliated Holder shall not have revoked the retraction request delivered by the Non-Affiliated Holder to the Corporation pursuant to Section
6.1 of the Exchangeable Share Provisions, the retraction request will constitute and will be deemed to constitute notice from the Non-Affiliated Holder to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that the Corporation is unable to redeem. In any such event, the Corporation hereby agrees with the Trustee and in favour of the Non-Affiliated Holder immediately to notify the Trustee of such prohibition against the Corporation redeeming all of the Retracted Shares and immediately to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Non-Affiliated

Holder to the Corporation or to the Transfer Agent (including without limitation a copy of the retraction request delivered pursuant to Section 6.1(a) of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that the Corporation is not permitted to redeem and will require the Parent to purchase such shares in accordance with the provisions of this Article 5.

5.8  Stamp or Other Transfer Taxes

     Upon any sale of Exchangeable Shares to the Parent pursuant to the Exchange Right, the share certificate or certificates representing Parent Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Non-Affiliated Holder of the Exchangeable Shares so sold or in such names as such Non-Affiliated Holder may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold, provided, however, that such Non-Affiliated Holder shall (a) pay (and neither the Parent, the Corporation nor the Trustee shall be required to pay) any documentary, stamp, transfer or other similar taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Non-Affiliated Holder or (b) have established to the satisfaction of the Trustee, the Parent and the Corporation that such taxes are not payable or have been paid.

5.9  Notice of Insolvency Event

     Immediately upon the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, the Corporation and the Parent shall give written notice thereof to the Trustee. As soon as practicable after receiving notice from the Corporation or the Parent or from any other person of the occurrence of an Insolvency Event, the Trustee will mail to each Non-Affiliated Holder, at the expense of the Parent, a notice of such Insolvency Event in the form provided by the Parent, which notice shall contain a brief statement of the right of the Non-Affiliated Holders with respect to the Exchange Right under this Article 5.

5.10  Call Rights

     The Liquidation Call Right, the Redemption Call Right, the Retraction Call Right and the Automatic Exchange Right are hereby agreed, acknowledged and confirmed, and it is agreed and acknowledged that such rights are granted in part in consideration of the obligations of the Parent under this trust agreement.

                                   ARTICLE 6

                   COVENANTS, REPRESENTATIONS AND WARRANTIES

6.1  Covenants of Parent Regarding Exchangeable Shares

     So long as any Exchangeable Shares are outstanding, the Parent will:

          (a) not declare or pay any dividend on Parent Common Stock unless (i) the Corporation will have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment in accordance with applicable law, of an equivalent dividend on the Exchangeable Shares and (ii) the Corporation shall simultaneously declare or pay, as the case may be, an equivalent dividend on the Exchangeable Shares;

          (b) advise the Corporation sufficiently in advance of the declaration by the Parent of any dividend on Parent Common Stock and take all such other actions as are necessary, in cooperation with the Corporation, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on Parent Common Stock and that such dividend on the Exchangeable Shares shall correspond with any requirements of the stock exchange on which the Exchangeable Shares are listed;

          (c) ensure that the record date for determining shareholders entitled to receive any dividend declared on Parent Common Stock is not less than 10 Business Days after the declaration date for such dividend or such shorter period within which applicable law may be complied with;

          (d) take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding up of the Corporation, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Corporation to cause to be delivered shares of Parent Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Exchangeable Share Provisions;

          (e) take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Retraction Price and the Redemption Price, including without limitation all such actions and all such things as are necessary or desirable to enable and permit the Corporation to cause to be delivered shares of Parent Common Stock to the holders of Exchangeable Shares, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Exchangeable Share Provisions, as the case may be;

          (f) use its best efforts to enable the Corporation to maintain the listing of the Exchangeable Shares on the Alberta Stock Exchange or another stock exchange in Canada prescribed under the Income Tax Act (Canada); and

          (g) not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of the Corporation nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of the Corporation.

6.2  Segregation of Funds

     The Parent will cause the Corporation to deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such other assets as is necessary to enable the Corporation to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of Non-Affiliated Holders from time to time of the Exchangeable Shares, and to use such funds and other assets so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable.

6.3  Certain Representations

     The Parent hereby represents, warrants and covenants that:

          (a) it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of Parent Common Stock (or other shares or securities into which Parent Common Stock may be reclassified or changed as contemplated by Section 6.7 hereof) (i) as is equal to the sum of (x) the number of Exchangeable Shares issued and outstanding from time to time and (y) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit each of the Corporation and the Parent to meet its obligations hereunder, under the Exchangeable Share Provisions and under any other security or commitment pursuant to which the Corporation or the Parent may now or hereafter be required to issue and/or deliver shares of Parent Common Stock; and (b) it is not as of the Effective Date, and has not been at any time within the last year prior to the Effective Date, a "United States real property holding corporation" within the meaning of
     Section 897 of the Internal Revenue Code of 1986, as amended.

6.4  Notification of Certain Events

     In order to assist the Parent to comply with its obligations hereunder, the Corporation will give the Parent notice of each of the following events at the time set forth below:

          (a) in the event of any determination by the Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to the Corporation or to effect any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution;

          (b) immediately, upon the earlier of (i) receipt by the Corporation of notice of, and (ii) the Corporation otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Corporation or to effect any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

          (c) immediately, upon receipt by the Corporation of a Retraction Request (as defined in the Exchangeable Share Provisions);

          (d) at least 130 days prior to any Optional Redemption Date determined by the Board of Directors in accordance with the Exchangeable Share Provisions; and

          (e) as soon as practicable upon the issuance by the Corporation of any Exchangeable Shares or rights to acquire Exchangeable Shares.

6.5  Delivery of Shares of Parent Common Stock

     Upon notice of any event that requires the Corporation to cause to be delivered shares of Parent Common Stock to any holder of Exchangeable Shares, the Parent shall, in any reasonable manner deemed appropriate by it, provide such shares or cause such shares to be provided to the Corporation, which shall forthwith deliver the requisite shares of Parent Common Stock to or to the order of the former holder of the surrendered Exchangeable

Shares, as the Corporation shall direct. All such shares of Parent Common Stock shall be duly issued as fully paid, non-assessable, free of pre-emptive rights and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim.

6.6  Qualification of Shares of Parent Common Stock

     The Parent covenants that if any shares of Parent Common Stock (or other shares or securities into which Parent Common Stock may be reclassified or changed as contemplated by Section 6.7 hereof) to be issued and delivered hereunder, including for greater certainty, pursuant to the Plan of Arrangement, the Exchangeable Share Provisions or the Exchange Right, require registration or qualification with, or approval of, or the filing of any document including any prospectus or similar document or the taking of any proceeding with, or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other legal requirement (collectively, the "Applicable Laws") before such shares (or other shares or securities into which Parent Common Stock may be reclassified or changed as contemplated by Section
6.7 hereof) may be issued and delivered by the Parent to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Parent for purposes of Canadian federal or provincial securities law or an "affiliate" of the Parent or, prior to the Effective Date, of the Corporation for purposes of United States federal or state securities law), the Parent will in good faith expeditiously take all such actions and do all such things as are necessary to cause such shares of Parent Common Stock (or other shares or securities into which Parent Common Stock may be reclassified or changed as contemplated by Section 6.7 hereof) to be and remain duly registered, qualified or approved. The Parent represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the shares of Parent Common Stock (or other shares or securities into which Parent Common Stock may be reclassified or changed as contemplated by Section 6.7 hereof) to be issued and delivered hereunder, including for greater certainty, pursuant to the Plan of Arrangement, the Exchangeable Share Provisions or the Exchange Right, to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Parent for the purposes of Canadian federal and provincial securities law or an "affiliate" of the Parent or, prior to the Effective Date, of the Corporation for the purposes of United States federal or state securities law). The Parent will in good faith expeditiously take all such actions and do all such things as are necessary to cause all shares of Parent Common Stock (or other shares or securities into which Parent Common Stock may be reclassified or changed as contemplated by Section 6.7 hereof) to be delivered hereunder, including for greater certainty, pursuant to the Plan of Arrangement, the Exchangeable Share Provisions or the Exchange Right, to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which such shares are listed, quoted or posted for trading at such time. The Parent will in good faith expeditiously take all such action and do all such things as are necessary to cause all Exchangeable Shares to be listed and posted for trading on a stock exchange in Canada prescribed under the Income Tax Act (Canada). Without limiting any other obligations set forth herein with respect to the qualification of shares of Parent Common Stock, until the later of:

          (a) the seventh year anniversary of the effective date of the registration statement on Form S-3 covering the exchange of Exchangeable Shares for shares of Parent Common Stock (the "Form S-3"); or

          (b) such time as no Exchangeable Shares remain outstanding,

     The Parent shall use its best efforts to:

          (i) maintain the effectiveness of the Form S-3;

          (ii) keep the prospectus contained in the Form S-3 (the "Prospectus") current on a continuous basis;

          (iii) maintain the listing, on the NASDAQ National Market, of the shares of Parent Common Stock covered by the Form S-3 (the "S-3 Shares"); and

          (iv) take such other steps as shall be necessary to keep the S-3 Shares freely tradeable to the public.

6.7  Economic Equivalence

     (1) The Parent will not, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of the Exchangeable Share Provisions:

          (a) issue or distribute shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock) to the holders of all or substantially all of the then outstanding Parent Common Stock by way of stock dividend or other distribution, other than an issue of shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock) to holders of shares of Parent Common Stock who exercise an option to receive dividends in Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock) in lieu of receiving cash dividends;

          (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of Parent Common Stock entitling them to subscribe for or to purchase shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock); or

          (c) issue or distribute to the holders of all or substantially all of the then outstanding shares of Parent Common Stock (i) shares or securities of the Parent of any class other than Parent Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of Parent Common Stock), (ii) rights, options or warrants other than those referred to in Section 6.7(l)(b) above, (iii) evidences of indebtedness of the Parent or (iv) assets of the Parent, unless (x) the Corporation is permitted under applicable law to simultaneously issue or distribute the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets to holders of the Exchangeable Shares or simultaneously make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable Shares (including, without limitation, a change to the number of shares of Parent common stock for which the Exchangeable Shares are exchangeable) and (y) the Corporation shall simultaneously issue or distribute such rights, options, securities, shares, evidences of indebtedness or other assets to holders of the Exchangeable Shares or the same or an economically equivalent change is made to, or in the rights of the holders of, the Exchangeable Shares.

     (2) The Parent will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 of the Exchangeable Share Provisions:

          (a) subdivide, redivide or change the then outstanding shares of Parent Common Stock into a greater number of shares of Parent Common Stock; or

          (b) reduce, combine or consolidate or change the then outstanding shares of Parent Common Stock into a lesser number of shares of Parent Common Stock; or

          (c) reclassify or otherwise change the shares of Parent Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of Parent Common Stock;

     unless (x) the Corporation is permitted under applicable law to simultaneously make the same or an economically equivalent change to, or in the rights of holders of, the Exchangeable Shares (including, without limitation, a change to the number of shares of Parent common stock for which the Exchangeable Shares are exchangeable) and (y) the same or an economically equivalent change is made to, or in the rights of the holders of, the Exchangeable Shares.

     (3) The Parent will ensure that the record date for any event referred to in Section 6.7(l) or 6.7(2) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 20 Business Days after the date on which such event is declared or announced by the Parent (with simultaneous notice thereof to be given by the Parent to the Corporation).

     (4) The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), economic equivalence for the purposes of any event referred to in Section 6.7(l) or 6.7(2) and each such determination shall be conclusive and binding on the Parent. In making each such determination, the following factors shall, without excluding other factors determined by the board to be relevant, be considered by the Board of Directors:

          (a) in the case of any stock dividend or other distribution payable in shares of Parent Common Stock, the number of such shares issued in proportion to the number of shares of Parent Common Stock previously outstanding;

          (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of Parent Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Parent Common Stock), the relationship between the exercise price of each such right, option or warrant and the current market value (as determined by the Board of Directors in the manner above contemplated) of a share of Parent Common Stock;

          (c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of the Parent of any class other than Parent Common Stock, any rights, options or warrants other than those referred to in Section 6.7(4)(b) above, any evidences of indebtedness of the Parent or any assets of the Parent), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of Parent Common Stock and the current market value (as determined by the Board of Directors in the manner above contemplated) of a share of Parent Common Stock;

          (d) in the case of any subdivision, redivision or change of the then outstanding shares of Parent Common Stock into a greater number of shares of Parent Common Stock or the reduction, combination or consolidation or change of the then outstanding shares of Parent Common Stock into a lesser number of shares of Parent Common Stock or any amalgamation, merger, reorganization or other transaction affecting Parent Common Stock, the effect thereof upon the then outstanding shares of Parent Common Stock; and

          (e) in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of shares of Parent Common Stock as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

     For purposes of the foregoing determinations, the current market value of any security listed and traded or quoted on a securities exchange shall be the weighted average of the daily trading prices of such security during a period of not less than 10 consecutive trading days ending on the second trading day before the date of determination on the principal securities exchange on which such securities are listed and traded or quoted; provided, however, that, if in the opinion of the Board of Directors, the public distribution or trading activity of such securities during such period does not create a market that reflects the fair market value of such securities, then the current market value thereof shall be determined by the Board of Directors, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), and provided further that any such determination by the Board of Directors shall be conclusive and binding on the Parent.

6.8  Tender Offers, etc.

     In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Parent Common Stock (each, an "Offer") is proposed by the Parent or is proposed to the Parent or its shareholders and is recommended by the Parent Board of Directors, or is otherwise effected or to be effected with the consent or approval of the Parent Board of Directors, the Parent will use reasonable efforts (to the extent, in the case of an offer by a third party, within its control) expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Offer to the same extent and on an economically equivalent basis as the holders of shares of Parent Common Stock, without discrimination. Without limiting the generality of the foregoing, the Parent will use reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in all such Offers without being required to retract Exchangeable Shares as against the Corporation (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Offer and only to the extent necessary to tender or deposit to the Offer).

6.9  Ownership of Outstanding Shares

     Without the prior approval of the Corporation and the prior approval of the Non-Affiliated Holders given in accordance with Section 9.2 of the Exchangeable Share Provisions, the Parent covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Parent or any of its Subsidiaries, the Parent will be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding securities of the Corporation carrying or otherwise entitled to voting rights in any circumstances, other than the Exchangeable Shares.

6.10  Parent Not to Vote Exchangeable Shares

     The Parent covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by the Parent and its Subsidiaries for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. The Parent further covenants and agrees that it will not, and will cause its Subsidiaries not to, exercise any voting rights or rights of dissent that may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the Business Corporations Act (Alberta) (or any successor or other corporate statute by which the Corporation may in the future be governed) with respect to any Exchangeable Shares held by it or by its direct or indirect Subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

6.11  Due Performance

     On and after the Effective Date of the Plan of Arrangement, the Parent shall duly and timely perform all of its obligations provided for in the Plan of Arrangement, including any obligations that may arise upon the exercise of rights by any holder of Exchangeable Shares or by the Parent or under the Exchangeable Share Provisions.

6.12  Issue of Additional Shares

     During the term of this trust agreement, the Parent will not issue any shares of Parent Special Voting Stock in addition to the Voting Share.

                                   ARTICLE 7

                             CONCERNING THE TRUSTEE

7.1  Powers and Duties of the Trustee

     The rights, powers and authorities of the Trustee under this trust agreement, in its capacity as trustee and agent of the trust, shall include:

          (a) receiving and depositing of the Voting Share from the Parent as trustee and agent for and on behalf of the Non-Affiliated Holders in accordance with the provisions of this trust agreement;

          (b) granting proxies and distributing materials to Non-Affiliated Holders as provided in this trust agreement;

          (c) voting the Non-Affiliated Holder Votes in accordance with the provisions of this trust agreement;

          (d) receiving the grant of the Exchange Right and the Automatic Exchange Right from the Parent as trustee and agent for and on behalf of the Non-Affiliated Holders in accordance with the provisions of this trust agreement;

          (e) exercising the Exchange Right in accordance with the provisions of this trust agreement, and in connection therewith, receiving from Non-Affiliated Holders Exchangeable Shares and other requisite documents and distributing to such Non-Affiliated Holders the shares of Parent Common Stock and cheques, if any, to which such Non-Affiliated Holders are entitled upon the exercise of the Exchange Right;

          (f) holding title to the Trust Estate;

          (g) investing any money forming, from time to time, a part of the Trust Estate as provided in this trust agreement;

          (h) taking action at the direction of a Non-Affiliated Holder to enforce the obligations of the Corporation and/or the Parent under this trust agreement and/or under the Plan of Arrangement, including the Exchangeable Share Provisions; and

          (i) taking such other actions and doing such other things as are specifically provided in this trust agreement.

     In the exercise of such rights, powers and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers and authority not in conflict with any of the provisions of this trust agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this trust agreement. The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith with a view to the best interests of the Non-Affiliated Holders and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notice shall distinctly specify the default or breach desired to be brought to the attention of the Trustee and in the absence of such notice the Trustee may for all purposes of this trust agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2  No Conflict of Interest

     The Trustee represents to the Corporation and the Parent that at the date of execution and delivery of this trust agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10 hereof. If, notwithstanding the foregoing provisions of this Section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this trust agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 7.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

7.3  Dealings with Transfer Agents, Registrars, etc.

     The Corporation and the Parent irrevocably authorize the Trustee, from time to time, to:

          (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Parent Common Stock; and

          (b) requisition, from time to time, from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this trust agreement. The Parent covenants that it will supply the Trustee, or the Transfer Agent, as the case may be, in a timely manner, with duly executed share certificates for the purpose of completing the exercise from time to time of all rights to acquire Parent Common Stock hereunder, under the Plan of Arrangement, under the Exchangeable Share Provisions and under any other security or commitment given to the Non-Affiliated Holders pursuant thereto, in each case pursuant to the provisions hereof, of the Plan of Arrangement or of the Exchangeable Share Provisions or otherwise.

7.4  Books and Records

     The Trustee shall keep available for inspection by the Parent and the Corporation, at the Trustee's principal office in Calgary, Alberta, correct and complete books and records of account relating to the Trustee's actions under this trust agreement, including without limitation all information relating to mailings and instructions to and from Non-Affiliated Holders and all transactions pursuant to the Voting Rights and the Exchange Right for the term of this Agreement. On or before January 31, 2000, and on or before January 31 in every year thereafter, so long as the Voting Share is on deposit with the Trustee, the Trustee shall transmit to the Parent and the Corporation a brief report, dated as of the immediately preceding December 31, with respect to:

          (a) the property and funds comprising the Trust Estate as of that date;

          (b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Non-Affiliated Holders in consideration of the issue and delivery by the Parent of shares of Parent Common Stock in connection with the Exchange Right, during the calendar year ended on such date; and

          (c) all other actions taken by the Trustee in the performance of its duties under this trust agreement which it had not previously reported.

7.5  Income Tax Returns and Reports

     The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded and, in connection therewith, may obtain the advice and assistance of such experts as the Trustee may consider necessary or advisable. If requested by the Trustee, the Parent shall retain such experts as may be required for the purposes of providing such advice and assistance.

7.6  Indemnification Prior to Certain Actions by Trustee

     The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this trust agreement at the request, order or direction of any Non-Affiliated Holder upon such Non-Affiliated Holder furnishing to the Trustee reasonable funding, security and indemnity against the costs, expenses and liabilities that may be incurred by the Trustee therein or thereby, provided that no Non-Affiliated Holder shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Share pursuant to Article 4 hereof and with respect to the Exchange Right pursuant to Article 5 hereof, subject to the provisions of
Section 7.15 hereof. None of the provisions contained in this trust agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties or authorities unless funded, given funds, security and indemnified as aforesaid.

7.7  Actions by Non-Affiliated Holders

     No Non-Affiliated Holder shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this trust agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Non-Affiliated Holder has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security and indemnity referred to in Section 7.6 hereof and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Non-Affiliated Holder shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Non-Affiliated Holders shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or under the Voting Rights or the Exchange Right except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Non-Affiliated Holders.

7.8  Reliance upon Declarations

     The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder and such lists, mailing labels, notices, statutory declarations, certificates, opinions, reports or other papers or documents comply with the provisions of Section 7.9 hereof, if applicable, and with any other applicable provisions of this trust agreement.

7.9  Evidence and Authority to Trustee

     The Corporation and/or the Parent shall furnish to the Trustee evidence of compliance with the conditions provided for in this trust agreement relating to any action or step required or permitted to be taken by the Corporation and/or the Parent or the Trustee under this trust agreement or as a result of any obligation imposed under this trust agreement, including, without limitation, in respect of the Voting Rights or the Exchange

Right and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation and/or the Parent forthwith if and when:

          (a) such evidence is required by any other Section of this trust agreement to be furnished to the Trustee in accordance with the terms of this Section 7.9; or

          (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this trust agreement, gives the Corporation and/or the Parent written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

     Such evidence shall consist of an Officer's Certificate of the Corporation and/or the Parent or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this trust agreement. Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by such person, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation and/or the Parent it shall be in the form of an Officer's Certificate or a statutory declaration. Each statutory declaration, certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this trust agreement shall include a statement by the person giving the evidence:

          (a) declaring that such person has read and understands the provisions of this trust agreement relating to the condition in question;

          (b) describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

          (c) declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

7.10  Experts, Advisers and Agents

     The Trustee may:

          (a) in relation to these presents act and rely on the opinion or advice of or information obtained from or prepared by any solicitor, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by the Corporation and/or the Parent or otherwise, and may employ such assistants as may be necessary to the proper determination and discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

          (b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the determination and discharge of its duties hereunder and in the management of the Trust.

7.11  Investment of Money Held by Trustee; Deposit of Securities

     (a) Unless otherwise provided in this trust agreement, any money held by or on behalf of the Trustee which under the terms of this trust agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust money, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such money on the written direction of the Corporation.

     (b) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in
Schedule I of the Bank Act (Canada) or deposited for safekeeping with any such bank.

     Pending the investment of any money as provided in this Section 7.11, such money may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12  Trustee Not Required to Give Security

     The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this trust agreement or otherwise in respect of the premises.

7.13  Trustee Not Bound to Act on Corporation's Request

     Except as in this trust agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation and/or the Parent or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14  Authority to Carry on Business

     The Trustee represents to the Corporation and the Parent that at the date of execution and delivery by it of this trust agreement it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this trust agreement and the Voting Rights, the Exchange Right and the other rights granted in or resulting from the Trustee being a party to this trust agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Article 10 hereof.

7.15  Conflicting Claims

     If conflicting claims or demands are made or asserted with respect to any interest of any Non-Affiliated Holder in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Non-Affiliated Holder in any Exchangeable Shares resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claim or demand. In so refusing, the Trustee may elect not to exercise any Voting Rights, the Exchange Right or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

          (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or other rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

          (b) all differences with respect to the Voting Rights, Exchange Right or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate fully to indemnify it as between all conflicting claims or demands.

7.16  Acceptance of Trust

     The Trustee hereby accepts the Trust created and provided for by and in this trust agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for and as agent on behalf of the various persons who shall from time to time be Non-Affiliated Holders, subject to all the terms and conditions herein set forth.

                                   ARTICLE 8

                                  COMPENSATION

8.1  Fees and Expenses of the Trustee

     The Parent and the Corporation jointly and severally agree to pay to the Trustee reasonable compensation for all of the services rendered by it under this trust agreement and will reimburse the Trustee for all reasonable expenses (including but not limited to taxes, compensation paid to experts, agents and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its rights and duties under this trust agreement; provided that the Parent and the Corporation shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence or wilful misconduct.

                                   ARTICLE 9

                  INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1  Indemnification of the Trustee

     The Parent and the Corporation jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this trust agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this trust agreement, or any written or oral instructions delivered to the Trustee by the Parent or the Corporation pursuant hereto. In no case shall the Parent or the Corporation be liable under this indemnity for any claim against any of the Indemnified Parties if such claim is incurred or suffered by reason of or as a result of the fraud, negligence, wilful misconduct or bad faith of an Indemnified Party and unless the Parent and the Corporation shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii), below, the Parent and the Corporation shall be entitled to participate at their own expense in the defense and, if the Parent or the Corporation so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by the Parent or the Corporation, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and the Parent or the Corporation and the Trustee shall have been advised by counsel acceptable to the Parent or the Corporation that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to the Parent or the Corporation and that an actual or potential conflict of interest exists (in which case the Parent and the Corporation shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). Such indemnification shall survive the resignation or removal of the Trustee and the termination of this trust agreement.

9.2  Limitation of Liability

     The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this trust agreement, except to the extent that such loss is attributable to the fraud, negligence, wilful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10

                               CHANGE OF TRUSTEE

10.1  Resignation

     The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to the Parent and the Corporation specifying the date on which it desires to resign, provided that such notice shall never be given less than 60 days before such desired resignation date unless the Parent and the Corporation otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, the Parent and the Corporation shall promptly appoint a successor trustee by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing acceptance by a successor trustee, a successor trustee may be appointed by an order of the Court of Queen's Bench of Alberta upon application of one or more of the parties hereto.

10.2  Removal

     The Trustee, or any trustee hereafter appointed, may be removed (i) without cause, at any time on 60 days' prior notice (ii) with cause on such notice as the Parent and the Corporation may determine by written instrument executed by the Parent and the Corporation, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3  Successor Trustee

     Any successor trustee appointed as provided under this trust agreement shall execute, acknowledge and deliver to the Parent and the Corporation and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this trust agreement, with like effect as if originally named as trustee in this trust agreement. However, on the written request of the Parent and the Corporation or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this trust agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, the Parent and the Corporation and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4  Notice of Successor Trustee

     Upon acceptance of appointment by a successor trustee as provided herein, the Parent and the Corporation shall cause to be mailed notice of the succession of such trustee hereunder to each Non-Affiliated Holder specified in a List. If the Parent or the Corporation shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Parent and the Corporation.

                                   ARTICLE 11

                               PARENT SUCCESSORS

11.1  Certain Requirements in Respect of Combination, etc.

     The Parent shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

          (a) such other person or continuing corporation (the "Parent Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this trust agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of legal counsel to the Trustee are necessary or advisable to evidence the assumption by the Parent Successor of liability for all money payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Parent under this trust agreement; and

          (b) such transaction shall, to the satisfaction of the Trustee and in the opinion of legal counsel to the Trustee, be upon such terms as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Non-Affiliated Holders hereunder.

11.2  Vesting of Powers in Successor

     Whenever the conditions of Section 11.1 hereof have been duly observed and performed, if required by Section 11.1 hereof, the Trustee, the Parent Successor and the Corporation shall execute and deliver the supplemental trust agreement provided for in Article 12 hereof and thereupon the Parent Successor shall possess and from time to time may exercise each and every right and power of the Parent under this trust agreement in the name of the Parent or otherwise and any act or proceeding by any provision of this trust agreement required to be done or performed by the Parent Board of Directors or any officers of the Parent may be done and performed with like force and effect by the directors or officers of such Parent Successor.

11.3  Wholly-Owned Subsidiaries

     Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned Subsidiary of the Parent with or into the Parent or the winding up, liquidation or dissolution of any wholly-owned Subsidiary of the Parent provided that all of the assets of such Subsidiary are transferred to the Parent or another wholly-owned Subsidiary of the Parent, and any such transactions are expressly permitted by this Article 11.

                                   ARTICLE 12

                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1  Amendments, Modifications, etc.

     This trust agreement may not be amended or modified except by an agreement in writing executed by the Corporation, the Parent and the Trustee and approved by the Non-Affiliated Holders in accordance with Section 9.2 of the Exchangeable Share Provisions.

12.2  Ministerial Amendments

     Notwithstanding the provisions of Section 12.1 hereof, the parties to this trust agreement may in writing, at any time and from time to time, without the approval of the Non-Affiliated Holders, amend or modify this trust agreement for the purposes of:

          (a) adding to the covenants of any or all of the parties hereto for the protection of the Non-Affiliated Holders hereunder;

          (b) making such amendments or modifications not inconsistent with this trust agreement as may be necessary or desirable with respect to matters or questions which, in the opinion of the Board of Directors and the Parent Board of Directors and in the opinion of the Trustee and its counsel, having in mind the best interests of the Non-Affiliated Holders as a whole, it may be expedient to make, provided that such boards of directors and the Trustee and its counsel shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Non-Affiliated Holders as a whole; or

          (c) making such changes or corrections which, on the advice of counsel to the Corporation, the Parent and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee and its counsel and the Board of Directors and the Parent Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the interests of the Non-Affiliated Holders as a whole.

12.3  Meeting to Consider Amendments

     The Corporation, at the request of the Parent, shall call a meeting or meetings of the Non-Affiliated Holders for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of the Corporation, the Exchangeable Share Provisions and all applicable laws.

12.4  Changes in Capital of Parent and the Corporation

     At all times after the occurrence of any event effected pursuant to Section
6.7 or Section 6.8 of this trust agreement, as a result of which either Parent Common Stock or the Exchangeable Shares or both are in any way changed, this trust agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5  Execution of Supplemental Trust Agreements

     No amendment to or modification or waiver of any of the provisions of this trust agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time the Corporation (when authorized by a resolution of its Board of Directors), the Parent (when authorized by a resolution of the Parent Board of Directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

          (a) evidencing the succession of Parent Successors to the Parent and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 11 and the successor of any successor trustee in accordance with the provisions of Article 10;

          (b) making any additions to, deletions from or alterations of the provisions of this trust agreement or the Voting Rights or the Exchange Right which, in the opinion of the Trustee and its counsel, will not be prejudicial to the interests of the Non-Affiliated Holders as a whole or are in the opinion of counsel to the Trustee necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to the Parent, the Corporation, the Trustee or this trust agreement; and

          (c) for any other purposes not inconsistent with the provisions of this trust agreement, including without limitation to make or evidence any amendment or modification to this trust agreement as contemplated hereby, provided that, in the opinion of the Trustee and its counsel, the rights of the Trustee and the Non-Affiliated Holders as a whole will not be prejudiced thereby.

                                   ARTICLE 13

                                  TERMINATION

13.1  Term

     The Trust created by this trust agreement shall continue until the earliest to occur of the following events:

          (a) no outstanding Exchangeable Shares are held by any Non-Affiliated Holder;

          (b) each of the Corporation and the Parent elects in writing to terminate the Trust and such termination is approved by the Non-Affiliated Holders of the Exchangeable Shares in accordance with Section 9.2 of the Exchangeable Share Provisions; and

          (c) 21 years after the death of the last survivor of the descendants of Her Majesty Queen Elizabeth II of the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2  Survival of Agreement

     This trust agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by any Non-Affiliated Holder; provided, however, that the provisions of Articles 8 and 9 hereof and the representation contained in Section 6.3(b) hereof shall survive any such termination of this trust agreement.

                                   ARTICLE 14

                                    GENERAL

14.1  Severability

     If any provision of this trust agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this trust agreement shall not in any way be affected or impaired thereby and this trust agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2  Enurement

     This trust agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Non-Affiliated Holders, and with respect to the representations contained in Section 6.3(b), all shareholders of the Corporation who receive Parent Common Stock through holding Exchangeable Shares.

14.3  Notices to Parties

     All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

          (a) if to the Parent, VERITAS and/or VERITAS Software at:

             VERITAS Holding Corporation/VERITAS Software Corporation 1600 Plymouth Street
             Mountain View, California 94043
             Attention: General Counsel
             Telecopy: (650) 526-2525

          (b) if to the Corporation at:

             TeleBackup Exchangeco Inc.
             200, 119-14 St. N.W.
             Calgary, Alberta T2N 1Z6
             Attention: President
             Telecopy: (403) 270-2555

          (c) if to the Trustee at:

             Montreal Trust Company of Canada
             710, 530-8th Ave. S.W.
             Calgary, AB T2P 3S8
             Attention: Manager
             Corporate Trust Department
             Telecopy: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4  Notice of Non-Affiliated Holders

     Any and all notices to be given and any documents to be sent to any Non-Affiliated Holders may be given or sent to the address of such holder shown on the register of holders of Exchangeable Shares in any manner permitted by the Business Corporations Act (Alberta) from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such Act, the provisions of which Act shall apply mutatis mutandis to notices or documents as aforesaid sent to such holders.

14.5  Risk of Payments by Post

     Whenever payments are to be made or documents are to be sent to any Non-Affiliated Holder by the Trustee or by the Corporation, the Parent or by such Non-Affiliated Holder to the Trustee or to the Parent or the Corporation, the making of such payment or sending of such document sent through the post shall be at the risk of the Corporation, in the case of payments made or documents sent by the Trustee or the Corporation or the Parent and the Non-Affiliated Holder, in the case of payments made or documents sent by the Non-Affiliated Holder.

14.6  Counterparts

     This trust agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.7  Jurisdiction

     This trust agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

14.8  Attornment

     The Parent agrees that any action or proceeding arising out of or relating to this trust agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction and hereby appoints the Corporation at its registered office in the Province of Alberta as its attorney for service of process.

     IN WITNESS WHEREOF, the parties hereto have caused this trust agreement to be duly executed as of the date first above written.

                                          VERITAS HOLDING CORPORATION

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          VERITAS SOFTWARE CORPORATION

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          TELEBACKUP EXCHANGECO INC.

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          MONTREAL TRUST COMPANY OF CANADA

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                          By:
                                          --------------------------------------

                                          Name:

                                          Title:

                                                                      APPENDIX J


                                                           Action No. 9901-06495


                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

     IN THE MATTER OF Section 186 of the Business Corporations Act, S.A. 1981, c. B-15;

     AND IN THE MATTER OF a proposed arrangement involving TeleBackup Systems Inc., its shareholders and VERITAS Holding Corporation, VERITAS Software Corporation and certain affiliates of VERITAS Software Corporation


         BEFORE THE HONOURABLE                  AT THE COURT HOUSE, CALGARY,
       CHIEF JUSTICE W.K. MOORE                   ALBERTA, ON THURSDAY, THE
              IN CHAMBERS                          20TH DAY OF APRIL, 1999



                             AMENDED INTERIM ORDER


     UPON THE APPLICATION by Petition of TeleBackup Systems Inc. ("TeleBackup");

     AND UPON reading the Petition of TeleBackup (the "Petition") and the Affidavit of Dr. Byron Osing, Chief Executive Officer and President of TeleBackup (the "Osing Affidavit"), and the documents referred to therein;

     AND UPON being advised that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been given notice of this application as required under Section 186(8) of the Business Corporations Act, S.A. 1981, c. B-15 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;


     AND WHEREAS an Interim Order was granted in this matter on April 8, 1999;


     AND UPON HEARING counsel for the Petitioners and counsel for VERITAS Software Corporation ("VERITAS");

     IT IS HEREBY ORDERED AS FOLLOWS:

     1. The capitalized terms used herein and not defined shall have the meanings ascribed to them in the Combination Agreement included as Appendix "G" contained in the Management Information Circular/Joint Proxy
Statement/Prospectus (the "Proxy Circular") attached as Exhibit "A" to the Osing Affidavit and in the draft Plan of Arrangement of TeleBackup, VERITAS and VERITAS Holding Corporation attached as Exhibit "D" to the Osing Affidavit, filed.

     2. TeleBackup shall hold and conduct a special meeting (the "Special Meeting") of the holders of the issued and outstanding TeleBackup Common Shares, to consider, and if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve a proposed plan of arrangement (the "Arrangement") involving TeleBackup, the shareholders of TeleBackup and VERITAS, VERITAS Holding Corporation and certain affiliates of VERITAS, copies of which resolution and

Plan of Arrangement in substantially their final forms are attached as Exhibits "C" and "D" to the Osing Affidavit.

     3. The Special Meeting shall be called, held and conducted in accordance with the ABCA and the Articles and By-laws of TeleBackup, subject to what may be provided hereafter.

     4. TeleBackup shall provide a notice of the Special Meeting (the "Notice of the Special Meeting"), a notice of the Petition (the "Notice of Petition") and the Proxy Circular in respect of the Special Meeting, in substantially the form contained in Exhibit "A" to the Osing Affidavit with such amendments as counsel for TeleBackup may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Order, to the registered shareholders of TeleBackup, and to the directors and auditors of TeleBackup and to the Executive Director, by mailing the same by prepaid ordinary mail to such persons in accordance with the ABCA at least 21 days prior to the date of the Special Meeting, excluding the date of mailing and excluding the date of the Special Meeting and further, in compliance with such requirements as are imposed by National Policy No. 41 of the Canadian Securities Administrators.

     5. The mailing of the Notice of the Special Meeting and the Notice of Petition referred to in paragraph 4 above in accordance with the provisions of this Order, shall constitute good and sufficient service of the Notice of the Special Meeting, Notice of the Petition and the hearing in respect of the Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Osing Affidavit is dispensed with except as to service on the Executive Director.

     6. The accidental omission to give notice of the Special Meeting, or the non-receipt of such notice by one or more persons specified in paragraphs 4 and 9 hereof, shall not invalidate any resolution passed or proceedings taken at the Special Meeting.

     7. The Arrangement Resolution will be effective if passed, without or without variation, by at least two thirds of the votes cast on such resolution by the holders of TeleBackup Common Shares entitled to vote at the Special Meeting, present in person or by proxy, at the Special Meeting.

     8. In all other respects, the terms, restrictions, and conditions of the by-laws and the articles of TeleBackup shall apply in respect of the Special Meeting.

CONDUCT OF THE SPECIAL MEETING

     9. The only persons entitled to notice of the Special Meeting shall be the registered holders of TeleBackup Common Shares, the directors and auditors of TeleBackup and the Executive Director, and the only persons entitled to be represented and to vote at the Special Meeting, either in person or by proxy, shall be the registered holders of the TeleBackup Common Shares, as at April 19, 1999, and such date shall be the record date for the determination of shareholders entitled to receive notice of the Special Meeting and, subject to the provisions of the ABCA and the by-laws of TeleBackup with respect to persons who become registered holders of TeleBackup Common Shares, after that date and who comply with such provisions, to vote at the Special Meeting.

RIGHT TO DISSENT

     10. Each registered holder of TeleBackup Common Shares shall have rights of dissent in connection with the Arrangement Resolution respecting the Arrangement in accordance with the provisions of Section 184 of the Act, as modified by the Plan of Arrangement and this Order, and to be paid the fair value of such holder's shares as provided by the Plan of Arrangement, provided that such holder provides to TeleBackup a written objection (an "Objection Notice") to the Arrangement Resolution at or before the Special Meeting, delivered and received by TeleBackup, Attention: Secretary, 200, 119 - 14th Street N.W., Calgary, Alberta, T2N 1Z6, or by the Chairperson of the Special Meeting at or before the Special Meeting and the dissenting shareholder shall not have voted in favour of the Arrangement Resolution and only if such Objection Notice is not properly withdrawn prior to 12:01 a.m. (Calgary time) on the Effective Date, and such holder otherwise complies with the requirements of Section 184 of the ABCA, as modified by the Plan of Arrangement and this Order.

NOTICE OF INTENTION TO APPEAR


     11. Any shareholder of TeleBackup or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing on the application for the approval of the Arrangement in person or by counsel appointed for that purpose, provided that such shareholder or other interest party files with this Court and serves upon counsel for TeleBackup on or before May 14, 1999, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out the address for service in respect of such shareholder or other interested party and indicating whether such shareholder or other interested party intends to support or oppose the application or make submissions. Service of such Notice of Intention to Appear shall be effected by delivery at the address set forth below:


                                 PARLEE McLAWS
                            BARRISTERS & SOLICITORS
                          3400, 150 -- 6th Avenue S.W.
                                CALGARY, ALBERTA
                                    T2P 3Y7
                          Attention: Bruce A. Lawrence
                      Counsel for TeleBackup Systems Inc.

APPLICATION FOR FINAL ORDER


     12. Upon approval of the Arrangement Resolution by the shareholders of TeleBackup at the Special Meeting in the manner set forth in this Order, TeleBackup may apply before this Honourable Court for approval of the Arrangement, which application shall be held before the presiding Justice in Chambers, at the Court House, the City of Calgary, in the Province of Alberta, on the 27th day of May, 1999 at 1:15 p.m. (Calgary time) or so soon thereafter as counsel may be heard.


     13. In the event that the application for the approval of the Arrangement is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjournment date.

     14. Service of the Petition and the Osing Affidavit upon the Executive Director is deemed good and sufficient.

     15. The Interim Order dated April 8, 1999 in relation to this matter is amended and replaced by this Order.



     16. TeleBackup shall be entitled at any time to seek leave to vary this Order.


                                          --------------------------------------
                                          C.J.C.Q.B.A.

ENTERED this 20th day of

April, 1999.

--------------------------------------
Clerk of the Court of
Queen's Bench of Alberta

Action No. 9901-06495

     ---------------------------------------------------------------------

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY
     ---------------------------------------------------------------------

     IN THE MATTER OF Section 186 of the Business Corporations Act, S.A. 1981, c. B-15;

     AND IN THE MATTER OF a proposed arrangement involving TeleBackup Systems Inc. and its shareholders and VERITAS Holding Corporation, VERITAS Software Corporation and certain affiliates of VERITAS Software Corporation

                            ------------------------


                             AMENDED INTERIM ORDER


                            ------------------------

                                 PARLEE McLAWS
                            BARRISTERS & SOLICITORS
                            3400 PETRO-CANADA CENTRE
                             150 -- 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                    T2P 3Y7
                               Bruce A. Lawrence
                             Phone: (403) 294-7032
                              Fax: (403) 294-7052
                                File No: 51586-7

                                                                      APPENDIX K


                                                           ACTION NO. 9901-06495


                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

                      IN THE MATTER OF SECTION 186 OF THE
           BUSINESS CORPORATIONS ACT, S.A. 1981, c. B-15, AS AMENDED

     AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING TELEBACKUP SYSTEMS INC., ITS SHAREHOLDERS AND VERITAS HOLDING CORPORATION, VERITAS SOFTWARE CORPORATION AND CERTAIN AFFILIATES OF VERITAS SOFTWARE CORPORATION


                           AMENDED NOTICE OF PETITION


     NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary, (the "Court") by TeleBackup Systems Inc. ("TeleBackup") with respect to a proposed arrangement (the "Arrangement") under Section 186 of the Business Corporations Act, S.A. 1981, c. B-15, as amended (the "ABCA"), involving TeleBackup, its shareholders and VERITAS Holding Corporation, VERITAS Software Corporation and certain affiliates of VERITAS Software Corporation, which Arrangement is described in greater detail in the Management Information Circular/Joint Proxy Statement/Prospectus, accompanying this Notice of Petition and to be dated on or about April 19, 1999. At the hearing of the Petition, TeleBackup intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to the persons affected;

(b) an order approving the Arrangement pursuant to the provisions of Section 186 of the ABCA; and

(c) such other and further orders, declarations and directions as the Court may deem just.


     AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the Honourable Chief Justice W.K. Moore at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada, on the 27th day of May, 1999 at 1:15 p.m. (Calgary time) or as soon thereafter as counsel may be heard. ANY SHAREHOLDER OF TELEBACKUP OR OTHER INTERESTED PARTY DESIRING TO SUPPORT OR OPPOSE THE PETITION MAY APPEAR AT THE TIME OF THE HEARING IN PERSON OR BY COUNSEL FOR THAT PURPOSE PROVIDED SUCH SHAREHOLDER OR OTHER INTERESTED PARTY FILES WITH THE COURT AND SERVES UPON TELEBACKUP, ON OR BEFORE MAY 14, 1999, A NOTICE OF INTENTION TO APPEAR SETTING OUT SUCH SHAREHOLDER'S OR INTERESTED PARTY'S ADDRESS FOR SERVICE BY ORDINARY MAIL AND INDICATING WHETHER SUCH SHAREHOLDER OR INTERESTED PARTY INTENDS TO SUPPORT OR OPPOSE THE PETITION OR MAKE SUBMISSIONS, TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT. Service on TeleBackup is to be effected by delivery to the solicitors for TeleBackup at the address set forth below.


     AND NOTICE IS FURTHER GIVEN that the Final Order will constitute the basis for an exemption from certain requirements of the Securities Act of 1933, as amended, of the United States of America with respect to certain of the securities issued pursuant to the Arrangement.

     AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, shareholders of TeleBackup and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the terms and conditions of the Arrangement to such shareholders. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.


     AND NOTICE IS FURTHER GIVEN that the Court, by an Amended Interim Order
dated April   , 1999, has given directions as to the calling and holding of a special meeting of the shareholders of TeleBackup for the purpose of such shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that certain shareholders shall have the right to dissent under the provisions of Section 184 of the ABCA upon compliance with the terms of, and as modified by the Interim Order.


     AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any shareholder of TeleBackup or other interested party requesting the same by the undermentioned solicitors for TeleBackup upon written request delivered to such solicitors as follows:

       Parlee McLaws
       Barristers and Solicitors
       3400 Petro-Canada Centre
       150 - 6th Avenue S.W.
       Calgary, Alberta
       T2P 3Y7

       Attention: Bruce A. Lawrence


     DATED at the City of Calgary, in the Province of Alberta, this 20th day of April, 1999.


By Order of the Board of Directors of TeleBackup Systems Inc. and By Order of the Court of Queen's Bench of Alberta

/s/ Byron Osing
----------------------
Dr. Byron Osing
President

                                          --------------------------------------
                                                    Clerk of the Court

Action No. 9901-06495


     ---------------------------------------------------------------------

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY
     ---------------------------------------------------------------------

     IN THE MATTER OF Section 186 of the Business Corporations Act, S.A. 1981, c. B-15;

     AND IN THE MATTER OF a proposed arrangement involving TeleBackup Systems Inc. and its shareholders and VERITAS Holding Corporation, VERITAS Software Corporation and certain affiliates of VERITAS Software Corporation

                            ------------------------


                           AMENDED NOTICE OF PETITION


                            ------------------------

                                 PARLEE McLAWS
                            BARRISTERS & SOLICITORS
                            3400 PETRO-CANADA CENTRE
                             150 -- 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                    T2P 3Y7
                               Bruce A. Lawrence
                             Phone: (403) 294-7032
                              Fax: (403) 294-7052
                                File No: 51586-7

                                                                      APPENDIX L

     PURSUANT TO THE INTERIM ORDER, TELEBACKUP SHAREHOLDERS HAVE THE RIGHT TO DISSENT IN RESPECT OF THE PLAN OF ARRANGEMENT. SUCH RIGHT OF DISSENT IS DESCRIBED IN THE TEXT OF THE DISCLOSURE DOCUMENT. THE FULL TEXT OF SECTION 184 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) IS SET FORTH BELOW. NOTE THAT CERTAIN PROVISIONS OF SECTION 184 HAVE BEEN MODIFIED BY THE INTERIM ORDER ATTACHED TO THE DISCLOSURE DOCUMENT AS APPENDIX J. IN PARTICULAR, THE WRITTEN OBJECTION REQUIRED TO BE PROVIDED BY A DISSENTING SHAREHOLDER TO TELEBACKUP MUST BE RECEIVED BY THE SECRETARY OF TELEBACKUP AT THE HEAD OFFICE OF TELEBACKUP BEFORE THE MEETING OR BY THE CHAIRMAN OF THE MEETING AT OR PRIOR TO THE MEETING IN ORDER TO BE EFFECTIVE AND THE SHAREHOLDER SHALL NOT HAVE VOTED, IN PERSON OR BY PROXY, IN FAVOR OF THE SPECIAL RESOLUTION APPROVING THE PLAN OF ARRANGEMENT.

             SECTION 184 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

184(1) Subject to sections 185 and 234, a holder of shares of any class of a corporation may dissent if the corporation resolves to

          (a) amend its articles under section 167 or 168 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

          (b) amend its articles under section 167 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

          (c) amalgamate with another corporation, otherwise than under section 178 or 180.1,

          (d) be continued under the laws of another jurisdiction under section 182, or

          (e) sell, lease or exchange all or substantially all its property under section 183.

     (2) A holder of shares of any class or series of shares entitled to vote under section 170, other than section 170(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

     (3) In addition to any other right he may have, but subject to subsection
(20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

     (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

     (5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

          (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

          (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

     (6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

          (a) by the corporation, or

          (b) by a shareholder if he has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection
     (3) of the shares of a shareholder who dissents under this section.

     (7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

     (8) Unless the Court otherwise orders, an offer referred to in subsection
(7) shall be sent to each dissenting shareholder

          (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

          (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

     (9) Every offer made under subsection (7) shall

          (a) be made on the same terms, and

          (b) contain or be accompanied by a statement showing how the fair value was determined.

     (10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

     (11) A dissenting shareholder

          (a) is not required to give security for costs in respect of an application under subsection (6), and

          (b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

     (12) In connection with an application under subsection (6), the Court may give directions for

          (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

          (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

          (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

          (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

          (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

          (f) the service of documents, and

          (g) the burden of proof on the parties.

     (13) On an application under subsection (6), the Court shall make an order

          (a) fixing the fair value of the shares in accordance with subsection
     (3) of all dissenting shareholders who are parties to the application,

          (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

          (c) fixing the time within which the corporation must pay that amount to a shareholder.

     (14) On

          (a) the action approved by the resolution from which the shareholder dissents becoming effective,

          (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

          (c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

     (15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

     (16) Until one of the events mentioned in subsection (14) occurs,

          (a) the shareholder may withdraw his dissent, or

          (b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

     (17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection
(14) until the date of payment.

     (18) If subsection (20) applies, the corporation shall, within 10 days after

          (a) the pronouncement of an order under subsection (13), or

          (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

     (19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

     (20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

          (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

          (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                                                      APPENDIX M

                              PLAN OF ARRANGEMENT

                     PLAN OF ARRANGEMENT UNDER SECTION 186
                   OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

                                   ARTICLE 1

                                 INTERPRETATION

1.1  Definitions

     In this Plan of Arrangement unless something in the subject matter or context is inconsistent therewith:

     "ABCA" means the Business Corporations Act (Alberta), as amended;

     "Amalco" means a corporation to be incorporated under the ABCA and which will be an indirect wholly owned subsidiary of VERITAS;

     "Amalco Common Shares" means Common Voting Shares in the authorized capital of Amalco;

     "Amalco Preferred Shares" means Preferred Non-Voting Shares in the authorized capital of Amalco;

     "Amalgamation" means the amalgamation between TeleBackup and Amalco provided for in Section 2.4 hereof;

     "Amalgamation Agreement" means the agreement attached hereto as Appendix B, setting forth the terms and conditions of the Amalgamation;

     "Arrangement" means the arrangement under section 186 of the ABCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments thereto made in accordance with Section 5.1 or made at the direction of the Court in the Final Order;

     "Business Day" means any day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of Mountain View, California and Calgary, Alberta;

     "Canco" means TeleBackup Holdings, Inc., a corporation existing under the laws of the State of Delaware and a wholly owned subsidiary of VERITAS Software Corporation;

     "Code" means the United States Internal Revenue Code of 1986, as amended;

     "Combination Agreement" means the Amended and Restated Combination Agreement between VERITAS Software Corporation, VERITAS Holding Corporation and TeleBackup dated April 12, 1999;

     "Court" means the Court of Queen's Bench in Alberta;

     "Current Market Price" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions;

     "Depositary" means Montreal Trust Company of Canada at its Corporate Trust Department, Suite 600, 530-8th Ave. S.W., Calgary, Alberta T2P 3S8;

     "Dissent Procedures" mean the procedures referred to in Section 3.1;

     "Effective Date" means the date shown on the Certificate of Amendment issued under the ABCA giving effect to the amendment of the Articles of Exchangeco pursuant to Section 2;

     "Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

     "Election Form" means the form distributed to holders of TeleBackup Common Shares with the Management Information Circular/Proxy Statement/Prospectus pursuant to which each such holder who is resident in Canada may elect to receive Exchangeco Exchangeable Shares in exchange for the Exchangeco Class A Shares received by such holder in connection with the Amalgamation;

     "Eligible Exchangeco Shareholder" means each holder of Exchangeco Class A Shares (other than VERITAS and its Subsidiaries) who is resident in Canada and who has elected to receive Exchangeco Exchangeable Shares in exchange for all of the Exchangeco Class A Shares held by such holder by having delivered to the Secretary of TeleBackup on or before 4:30 p.m. of the Business Day before the TeleBackup Meeting a properly completed and executed Election Form in the manner and subject to the conditions set out in the Management Information Circular/Proxy Statement/Prospectus and in the Election Form;

     "Exchange Ratio" has the meaning ascribed to that term in the Combination Agreement;

     "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeco Exchangeable Shares, which are set forth in Appendix C hereto;

     "Exchangeco" means TeleBackup Exchangeco Inc., a corporation incorporated under the ABCA and an indirectly wholly owned subsidiary of VERITAS;

     "Exchangeco Class A Shares" means Class A Non-Voting Shares in the authorized capital of Exchangeco;

     "Exchangeco Common Shares" means Common Voting Shares in the authorized capital of Exchangeco;

     "Exchangeco Exchangeable Shares" means the Exchangeable Shares in the authorized capital of Exchangeco following the amendment of the Articles of Exchangeco pursuant to Section 2.7;

     "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time;

     "Management Information Circular/Proxy Statement/Prospectus" means the Management Information Circular/Joint Proxy Statement/Prospectus of TeleBackup, VERITAS Software Corporation and Seagate Software, Inc. dated on or about April 19, 1999;

     "NSMG Combination" has the meaning ascribed to such term in the Management Information Circular/Joint Proxy Statement/Prospectus;

     "New TeleBackup" means New TeleBackup Systems Inc., a corporation amalgamated under the ABCA pursuant to the Arrangement;

     "New TeleBackup Common Shares" means Common Voting Shares in the capital of New TeleBackup;

     "New TeleBackup Preferred Shares" means Preferred Non-Voting Shares in the capital of New TeleBackup;

     "Record Date" means the record date established for the TeleBackup Meeting;

     "Registrar" means the Registrar as defined under the ABCA;

     "Seagate" means Seagate Software, Inc., a corporation existing under the laws of the State of Delaware;

     "Subsidiary" means, when used with reference to VERITAS, any corporation more than 50% of the outstanding stock of which, by vote or by value, is owned, directly or indirectly, by VERITAS, by one or more other Subsidiaries of VERITAS, or by VERITAS and one or more other Subsidiaries of VERITAS;

     "Tax Act" means the Income Tax Act (Canada);

     "TeleBackup" means TeleBackup Systems Inc., a corporation incorporated under the laws of the Province of Alberta;

     "TeleBackup Common Shares" means the Common Shares in the authorized capital of TeleBackup;

     "TeleBackup Meeting" means the special meeting of the shareholders of the Corporation to be held to consider the Arrangement;

     "TeleBackup Options" means each of the options to purchase TeleBackup Common Shares outstanding at the Effective Time (including all outstanding options granted under TeleBackup Option Plan);

     "TeleBackup Option Plan" means TeleBackup's Directors', Management's, Employees' and Consultant's Stock Option Plan adopted on December 23, 1995;

     "TeleBackup Shareholders" means holders of TeleBackup Common Shares;

     "Transfer Agent" has the meaning set out in Section 1.1 of the Exchangeable Share Provisions;

     "VERITAS" means, subject to Section 1.2 hereof, VERITAS Holding Corporation, a corporation existing under the laws of the State of Delaware; and

     "VERITAS Common Stock" means the shares of Common Stock of VERITAS, par value US$0.001 per share, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not VERITAS shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or an amalgamation, merger, liquidation or similar transaction affecting, such shares.

1.2  Redefinition of VERITAS

     If, prior to the Effective Time, the stockholders of VERITAS Software Corporation and Seagate have not approved the NSMG Combination and the NSMG Combination has not been effected, all as described in the Management Information Circular/Joint Proxy Statement/Prospectus, "VERITAS" for the purposes hereof shall mean VERITAS Software Corporation.

1.3  Sections and Headings

     The division of this Plan of Arrangement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an article, section or Appendix refers to the specified article or section of or Appendix to this Plan of Arrangement.

1.4  Number, Gender and Persons

     In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, partnerships, companies, associations, trusts, unincorporated organisations, governmental bodies and other legal or business entities of any kind.

                                   ARTICLE 2

                                  ARRANGEMENT

2.1  Binding Effect

     This Plan will become effective and be binding on and after the Effective Time on (i) TeleBackup, (ii) Exchangeco, (iii) Amalco, (iv) VERITAS and its Subsidiaries, (v) all holders of TeleBackup Common Shares, (vi) all holders of Exchangeco Common Shares, (vii) all holders of Exchangeco Exchangeable Shares;
(viii) all holders of Exchangeco Class A Shares; (ix) all holders of Amalco Common Shares; and (x) all holders of Amalco Preferred Shares.

2.2  Events Sequential

     At the Effective Time, each of the provisions of this Article 2 shall occur and be deemed to occur in the order set out below, without any further act or formality.

2.3  Cancellation of Dissenters' Shares

     Holders of TeleBackup Common Shares who have duly exercised their rights of dissent as set forth in Article 3 shall be deemed to have transferred their TeleBackup Common Shares to TeleBackup for cancellation and such shares shall be cancelled.

2.4  Amendment of the Articles of Exchangeco to Remove Private Company
Restrictions

     The articles of Exchangeco shall be amended as set out in the Articles of Amendment annexed as Appendix A hereto.

2.5  Amalgamation of TeleBackup and Amalco

     TeleBackup and Amalco shall be amalgamated pursuant to the Amalgamation Agreement to form New TeleBackup.

2.6  Share Issuances Upon Amalgamation

     Upon the amalgamation of TeleBackup and Amalco to form New TeleBackup:

          (a) Exchangeco shall issue to holders of TeleBackup Common Shares (other than those holders of TeleBackup Common Shares who have duly exercised their rights of dissent pursuant to Article 3 hereof and whose TeleBackup Common Shares have been cancelled pursuant to Section 2.3 hereof) one Exchangeco Class A Share for each TeleBackup Common Share held by such TeleBackup Shareholders; provided, however, that share certificates evidencing such Exchangeco Class A Shares shall not be issued;

          (b) New TeleBackup shall issue to Exchangeco the number of New TeleBackup Common Shares equal to the sum of the number of Exchangeco Class A Shares issued pursuant to subsection 2.5(a) hereof plus that number of New TeleBackup Common Shares equal to $1000 divided by the closing price of TeleBackup Common Shares on the last trading day on which such shares trade prior to the Effective Date, such number of New TeleBackup Common Shares to be rounded down to the nearest whole number;

          (c) New TeleBackup shall issue 3,000 New TeleBackup Preferred Shares to the holders of the Amalco Preferred Shares;

          (d) The amount added to the stated capital account maintained for the Exchangeco Class A Shares with respect to the Exchangeco Class A Shares issued pursuant to subsection 2.6(a) shall be equal to the paid-up capital, for purposes of the Tax Act, of the TeleBackup Common Shares held by TeleBackup Shareholders other than Exchangeco, less the paid-up capital, for purposes of the Tax Act, of the TeleBackup Common Shares in respect of which a right of dissent is exercised;

          (e) The amount added to the stated capital account maintained for the New TeleBackup Common Shares with respect to the New TeleBackup Common Shares issued pursuant to subsection 2.6(b) shall be equal to the paid up capital, for purposes of the Tax Act, of the TeleBackup Common Shares (other than TeleBackup Common Shares in respect of which rights of dissent have been exercised pursuant to Article 3 hereof and which have been cancelled pursuant to Section 2.3 hereof); and

          (f) The amount added to the stated capital account maintained for the New TeleBackup Preferred Shares with respect to the New TeleBackup Preferred Shares issued pursuant to subsection 2.6(c) shall be equal to the paid-up capital, for purposes of the Tax Act, of the Amalco Preferred Shares.

2.7 Amendment of the Articles of Exchangeco to Create Exchangeco Exchangeable Shares

     The Articles of Exchangeco shall be amended as set forth in the Articles of Amendment as Appendix C hereto.

2.8  Issuance of Exchangeco Exchangeable Shares

     Exchangeco shall issue to each Eligible Exchangeco Shareholder the number of Exchangeco Exchangeable Shares equal to the Exchange Ratio for each Exchangeco Class A Share and the Exchangeco Class A Shares so acquired by Exchangeco upon the exchange shall be cancelled and restored to the status of authorized but unissued.

     The amount added to the stated capital account maintained for the Exchangeco Exchangeable Shares with respect to the Exchangeco Exchangeable Shares issued pursuant to this Section 2.8 shall be equal to the paid-up capital, for purposes of the Tax Act, of the Exchangeco Class A Shares exchanged for the Exchangeco Exchangeable Shares less the amount paid in respect of fractional shares and the fair market value, if any, of the rights, if any, granted to the holders of the Exchangeco Exchangeable Shares under the Voting, Support and Exchange Trust Agreement and an amount equal to the paid-up capital, for purposes of the Tax Act, of the Exchangeco Class A Shares cancelled shall be deducted from the stated capital account maintained for the Exchangeco Class A Shares.

2.9 Acquisition of Remaining Exchangeco Class A Shares by VERITAS Software Corporation

     Canco shall be granted the right to acquire and shall acquire all of the issued and outstanding Exchangeco Class A Shares by issuing to the holders of the outstanding Exchangeco Class A Shares the number of shares of VERITAS Common Stock equal to the Exchange Ratio for each Exchangeco Class A Share so acquired.

2.10  Exchange and Call Rights

     VERITAS shall be entitled to enforce the exchange right and call rights set out in Articles 5, 6 and 7 of the Exchangeable Share Provisions and in exercising such rights VERITAS will be required to purchase Exchangeco Exchangeable Shares from itself. The holders of Exchangeco Exchangeable Shares shall be entitled to enforce the exchange, liquidation and retraction rights set out in Articles 5 and 6 of the Exchangeable Share Provisions.

2.11  Exchange of TeleBackup Options

     At the Effective Time, after the actions described in Sections 2.1 through 2.10, each of the then outstanding TeleBackup Options will be exchanged for an option to purchase that number of shares of VERITAS Common Stock determined by multiplying the number of TeleBackup Common Shares subject to such TeleBackup Option at the Effective Time by the Exchange Ratio, at an exercise price per share of VERITAS Common Stock equal to the exercise price per share of such TeleBackup Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in an exchanged TeleBackup Option being exercisable for a fraction of a share of VERITAS Common Stock, then the number of shares of VERITAS Common Stock subject to such option will be rounded down to the nearest whole number of shares and the total exercise price for the option will be reduced by the exercise price of the fractional share. The term, exercisability, vesting schedule, status as an "incentive stock option" under section 422 of the Code, if applicable, and all other terms and conditions of the TeleBackup Options will otherwise be unchanged. Continuous employment with TeleBackup will be credited to an optionee of TeleBackup for purposes of determining the number of shares of VERITAS Common Stock subject to exercise under an exchanged TeleBackup Option after the Effective Time.

                                   ARTICLE 3

                               RIGHTS OF DISSENT

3.1  Rights of Dissent

     (a) Holders of TeleBackup Common Shares may exercise rights of dissent with respect to such shares in connection with the Arrangement pursuant to and in the manner set forth in section 184 of the ABCA except that, notwithstanding the provisions of section 184 of the ABCA, holders who duly exercise such rights of dissent and who:

          (i) are ultimately entitled to be paid fair value for their TeleBackup Common Shares shall (A) be deemed to have transferred their TeleBackup Common Shares to the Corporation for cancellation and such shares shall be cancelled at the Effective Time and (B) not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such holders not exercised their right of dissent; or

          (ii) are ultimately not entitled, for any reason, to be paid fair value for their TeleBackup Common Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of TeleBackup Common Shares, excluding receiving Exchangeco Exchangeable Shares pursuant to Section 2.8.

     In no case shall the Corporation be required to recognize such holders as holders of TeleBackup Common Shares after the Effective Time, and the names of such holders of TeleBackup Common Shares shall be deleted from the register of holders of TeleBackup Common Shares at the Effective Time.

     (b) Holders of TeleBackup Common Shares who are ultimately entitled to be paid fair value for their TeleBackup Common Shares in accordance with Section 3.1(a)(i) shall be paid by the Corporation with money provided by the Corporation.

                                   ARTICLE 4

                       CERTIFICATES AND FRACTIONAL SHARES

4.1  Issuance of Certificates

     As soon as practicable after the Effective Date:

          (a) Exchangeco shall deposit with the Depositary, for the benefit of the holders of Exchangeco Class A Shares exchanged pursuant to Section 2.8, certificates representing the Exchangeco Exchangeable Shares issued in exchange for their outstanding Exchangeco Class A Shares; and

          (b) Canco shall deposit with the Depositary, for the benefit of the holders of Exchangeco Class A Shares exchanged, pursuant to Section 2.9, certificates representing the shares of VERITAS Common Stock exchanged for their outstanding Exchangeco Class A Shares.

     Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding TeleBackup Common Shares and which, after the Effective Time, represent Exchangeco Class A Shares received in connection with the Amalgamation pursuant to Section 2.6 that were exchanged for Exchangeco Exchangeable Shares pursuant to Section 2.8 or shares of VERITAS Common Stock, pursuant to Section 2.9 as the case may be, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the ABCA and such additional documents and instruments as the Depositary and Exchangeco may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, (a) in the case of an exchange pursuant to Section 2.8, a certificate representing that number (rounded down to the nearest whole number) of Exchangeco Exchangeable Shares that such holder has the right to receive and a cheque for (i) any dividends or distributions with respect thereto then payable pursuant to Section 4.2 and (ii) any cash in lieu of a fractional Exchangeco Exchangeable Share payable pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled and the Exchangeco Class A Shares so cancelled shall be returned to the status of authorized but unissued; (b) in the case of an exchange pursuant to Section 2.9, a certificate representing that number (rounded down to the nearest whole number) of shares of VERITAS Common Stock that such holder has a right to receive and a cheque for (i) any dividends or distributions with respect thereto then payable pursuant to Section 4.2 and
(ii) any case in lieu of a fractional share of VERITAS Common Stock payable pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled and the Exchangeco Class A Shares so cancelled shall be returned to the status of authorized but unissued. In the event of a transfer of ownership of Exchangeco Class A Shares that is not registered in the transfer records of the Corporation, a certificate representing the proper number of Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, may be issued to the transferee if the certificate representing such Exchangeco Class A Shares is presented to the Depositary accompanied by all documents required by the Depositary and the Corporation to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented outstanding TeleBackup Common Shares that were exchanged for Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the certificate representing Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, as contemplated by this Section 4.1 and, at the time or times set forth in Section 4.2, a cheque for (i) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, as contemplated by Section 4.2 and payable with respect to Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, as contemplated by
Section 4.2 and (ii) a cash payment in lieu of any fractional Exchangeco Exchangeable Share or fractional share of VERITAS Common Stock, as the case may be, as contemplated by Section 4.3.

4.2  Distributions with Respect to Unsurrendered Certificates

     No dividends or other distributions declared or made after the Effective Time with respect to Exchangeco Exchangeable Shares or shares of VERITAS Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding TeleBackup Common Shares and no cash payment in lieu of any fractional share shall be paid to any such holder pursuant to Section 4.3, unless and until such certificate shall be surrendered in accordance with
Section 4.1. Subject to applicable law at the time of such surrender of any such certificate (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the registered holder of a certificate representing whole Exchangeco Exchangeable Shares or shares of VERITAS Common Stock (i) the amount of any cash payable in lieu of a fractional Exchangeco Exchangeable Share or fractional share of VERITAS Common Stock, as the case may be, to which such holder is entitled pursuant to Section 4.3, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, and (iii) the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be.

4.3  No Fractional Shares

     No certificates or scrip representing fractional Exchangeco Exchangeable Shares or fractional shares of VERITAS Common Stock shall be issued upon the surrender of certificates for exchange pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Exchangeco or VERITAS shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to vote or to exercise any rights as a security holder of Exchangeco or VERITAS. In lieu of any such fractional securities, each person entitled to a fractional interest in a Exchangeco Exchangeable Share or a share of VERITAS Common Stock will receive an amount of cash (rounded to the nearest whole cent) equal to the product obtained when such fraction is multiplied by the Current Market Price on the Effective Date, such amount to be provided to the Depositary by the Corporation upon request.

4.4  Lost Certificates

     If any certificate which immediately prior to the Effective Time represented outstanding TeleBackup Common Shares that were exchanged pursuant to
Section 2.8 or Section 2.9 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a certificate representing Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, (and a cheque for any dividends or distributions with respect thereto pursuant to Section 4.2 and any cash for a fractional share pursuant to Section 4.3) deliverable in respect thereof. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Exchangeco Exchangeable Shares or shares of VERITAS Common Stock, as the case may be, is to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Exchangeco and the Depositary in such sum as Exchangeco may direct or otherwise indemnify Exchangeco, New TeleBackup, VERITAS Software Corporation, VERITAS Holding Corporation and the Depositary in a manner satisfactory to them against any claim that may be made against Exchangeco, New TeleBackup, VERITAS Software Corporation, VERITAS Holding Corporation or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5  Extinguishment of Rights

     Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding TeleBackup Common Shares that were exchanged pursuant to Section 2.8 or Section 2.9 and has not been surrendered with all other instruments required by Section 4.1 on or prior to the sixth anniversary of the

Effective Date shall cease to represent a claim against, or interest of any kind or nature in, Exchangeco, New TeleBackup, VERITAS or any of its Subsidiaries. On such date, the Exchangeco Exchangeable Shares or shares of VERITAS Common Stock to which the former registered holder of such certificate was ultimately entitled shall be deemed to have been surrendered to Exchangeco together with all entitlements to dividends, distributions and cash for fractional interests thereon held for such former registered holder for no consideration.

                                   ARTICLE 5

                                   AMENDMENT

5.1  Plan of Arrangement Amendment

     (a) TeleBackup reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time provided that any such amendment, modification, or supplement must be contained in a written document that is (i) agreed to by VERITAS, (ii) filed with the Court and, if made following the TeleBackup Meeting, approved by the Court and (iii) communicated to holders of TeleBackup Common Shares in the manner required by the Court (if so required).

     (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the TeleBackup Meeting (provided that VERITAS shall have consented thereto) with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the TeleBackup Meeting (other than as may be required under the Court's interim order), shall become part of this Plan of Arrangement for all purposes.

     (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the TeleBackup Meeting shall be effective only (i) if it is consented to by TeleBackup, (ii) if it is agreed to by VERITAS and (iii), if required by the Court, it is approved as required by the holders of TeleBackup Common Shares.

                                   APPENDIX A

                      ARTICLES OF AMENDMENT OF EXCHANGECO
                   (REMOVAL OF PRIVATE COMPANY RESTRICTIONS)

                           BUSINESS CORPORATIONS ACT
                              (SECTION 27 OR 171)

ALBERTA
    REGISTRIES                            ARTICLES OF AMENDMENT
----------------------------------------------------------------------------------
1. NAME OF CORPORATION:                   2. CORPORATE ACCESS NUMBER:

   TELEBACKUP EXCHANGECO INC.
----------------------------------------------------------------------------------

3. ITEM NO. 6 OF THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH SECTION 167(1)(m) OF THE BUSINESS CORPORATIONS ACT.

     The Articles of the Corporation are amended by deleting in its entirety Schedule B and inserting in its place the attached Schedule B.

-----------------------------------------------------------------------------------------------
               DATE                        SIGNATURE                       TITLE
           May   , 1999
-----------------------------------------------------------------------------------------------

    FOR DEPARTMENTAL USE ONLY                                              FILED
     REG 3054 (95/11) FORM 4)

                                     M-A-0

                                   SCHEDULE B

     Other provisions, if any:

     (1) The directors may appoint from time to time one or more directors within the limits provided in the Business Corporations Act (Alberta).

     (2) Meetings of the shareholders may be held at any place within Canada.

                                      M-A-1

                                   APPENDIX B

                             AMALGAMATION AGREEMENT

     THIS AGREEMENT OF AMALGAMATION is made this      day of May, 1999

     AMONG:

       TELEBACKUP SYSTEMS INC., a corporation, incorporated under the laws of the Province of Alberta

       (herein called "TeleBackup")

                                                               OF THE FIRST PART

                                        - and -

       [AMALCO], a corporation, incorporated under the laws of the Province of Alberta

       (herein called "Amalco")

                                                              OF THE SECOND PART

                                        - and -

       TELEBACKUP EXCHANGECO INC., a corporation, incorporated under the laws of the Province of Alberta

       (herein called "Exchangeco")

                                                               OF THE THIRD PART

     WHEREAS:

          A. TeleBackup, Amalco and Exchangeco have effected an arrangement (the "Arrangement") under Section 186 of the Business Corporations Act (Alberta) being Chapter B-15 of the Statutes of Alberta, 1981 (the "Act") pursuant to a Plan of Arrangement (the "Plan") which was approved by an order of the Court of Queen's Bench of Alberta on --, 1999;

          B. Pursuant to this Plan, TeleBackup and Amalco (herein sometimes referred to jointly as the "Amalgamating Corporations" and any one of which may hereinafter be referred to as an "Amalgamating Corporation"), each being a valid and subsisting corporation in good standing under the Act have agreed to amalgamate upon the terms and conditions and in accordance with the mode of carrying the amalgamation into effect, as set out in the Plan and in this Agreement;

          C. TeleBackup was incorporated under the laws of Alberta on the 5th day of May, 1995;

          D. TeleBackup is authorized to issue an unlimited number of common shares (the "TeleBackup Common Shares"), of which -- TeleBackup Common Shares are presently issued and outstanding as fully paid and non-assessable;

          E. Amalco was incorporated under the laws of the Province of Alberta on the -- day of May, 1999 and is a wholly owned subsidiary of Exchangeco;

                                      M-B-1

          F. Amalco is authorized to issue an unlimited number of Common Voting Shares and an unlimited number of Preferred Non-Voting Shares, of which 1,000 Common Voting Shares and 3,000 Preferred Non-Voting Shares are presently issued and outstanding as fully paid and non-assessable:

          G. Exchangeco was incorporated under the laws of the Province of Alberta on the -- day of April, 1999;

          H. Exchangeco is authorized to issue an unlimited number of Common Voting Shares and an unlimited number of Class A Non-Voting Shares (the "Exchangeco Class A Shares") of which 1,000 Exchangeco Class A Shares are presently issued and outstanding as fully paid and non-assessable;

           I. Each of the Amalgamating Corporations and Exchangeco has made full disclosure to the other of all their respective assets and liabilities;

           J. Each of the Amalgamating Corporations and Exchangeco has effected a Plan of Arrangement (the "Arrangement") under Section 186 of the Act pursuant to which the Amalgamating Corporations will amalgamate;

     NOW THEREFORE THIS AGREEMENT WITNESSETH that for and in consideration of the mutual promises herein contained and other good and valuable consideration, the parties agree each with the other as follows:

     1. The Amalgamating Corporations shall amalgamate and continue as one corporation (herein sometimes referred to as the "Amalgamated Corporation") under the provisions of the Act upon the terms and conditions, and in accordance with the mode of carrying the amalgamation into effect, as hereinafter set out;

     2. The name of the Amalgamated Corporation shall be "New TeleBackup Systems Inc.";

     3. The Registered Office of the Amalgamated Corporation shall be 1900, 333 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1;

     4. The Amalgamated Corporation shall be authorized to issue an unlimited number of Common Voting Shares (the "New TeleBackup Common Shares") and an unlimited number of Preferred Non-Voting Shares (the "New TeleBackup Preferred Shares"), of which --New TeleBackup Common Shares and 3,000 New TeleBackup Preferred Shares shall be issued and outstanding on the basis hereinafter set out;

     5. There shall be no restrictions on the business the Amalgamated Corporation may carry on or on the powers the Amalgamated Corporation may exercise;

     6. The right to transfer shares of the Amalgamated Corporation shall be restricted in that no shares shall be transferred without the approval of the Board of Directors;

     7. The number of shareholders of the Amalgamated Corporation exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of the Amalgamated Corporation, were, while in that employment, and have continued after the termination of that employment to be shareholders of the Amalgamated Corporation, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder;

                                      M-B-2

      8. Any invitation to the public to subscribe for any securities of the Amalgamated Corporation shall be prohibited;

      9. Upon the amalgamation of the Amalgamating Corporations and their continuance as one corporation becoming effective:

        (1) the Amalgamating Corporations property shall continue to be the property of the Amalgamated Corporation;

        (2) the Amalgamated Corporation shall continue to be liable for the Amalgamating Corporations obligations;

        (3) an existing cause of action, claim or liability to prosecution relating to one or both of the Amalgamating Corporations shall be unaffected;

        (4) a civil, criminal or administrative action or proceeding pending by or against one or both of the Amalgamating Corporations may be continued to be prosecuted by or against the Amalgamated Corporation;

        (5) a conviction against, or ruling, order or judgment in favour of or against, one or both of the Amalgamating Corporations may be enforced by or against the Amalgamated Corporation; and

        (6) the Amalgamated Corporation's articles of amalgamation shall be deemed to be its articles of incorporation and the Amalgamated Corporation's certificate of amalgamation shall be deemed to be its certificate of incorporation;

      10. The names, occupations and places of residence of the first directors and officers of the Amalgamated Corporation shall be:

         NAME AND OCCUPATION           ADDRESS                OFFICE HELD
        Byron Osing             200, 119 - 14th Street         Director,
                                N.W.                    President and Secretary
                                Calgary, AB
                                T2N 1Z6
        Jay A. Jones            1600 Plymouth Street           Director
                                Mountain View, Ca
                                94043

      11. The foregoing first directors shall hold office until the first meeting of shareholders of the Amalgamated Corporation, or until their successors are elected or appointed. Subject to the provisions of the Act and any unanimous shareholder agreement, the Board of Directors shall manage the business and affairs of the Amalgamated Corporation;

      12. The Articles of Amalgamation of the Amalgamated Corporation shall be those currently in force with respect to Amalco, a copy of which is attached hereto as Schedule "A";

      13. Until repealed, amended, altered or added to, so far as applicable, the by-laws of Amalco at the time the amalgamation becomes effective shall be the by-laws of the Amalgamated Corporation, a copy of which is attached hereto as Schedule "B";

                                      M-B-3

     14. The manner of converting the authorized and issued capital of each of the Amalgamating Corporations into that of the Amalgamated Corporation shall be as follows:

        (1) the Amalgamated Corporation shall issue to the registered holders of Amalco Common Voting Shares that number of New TeleBackup Common Shares equal to $1000 divided by the closing price of TeleBackup Common Shares on the last trading day on which such shares trade prior to the Effective Date, such number of New TeleBackup Common Shares to be rounded down to the nearest whole number;

        (2) the Amalgamated Corporation shall issue to the registered holders of Amalco Preferred Non-Voting Shares one New TeleBackup Preferred Share for each Amalco Preferred Non-Voting Share held by them;

        (3) Exchangeco shall issue to the registered holders of TeleBackup Common Shares who have not exercised any rights of dissent pursuant to the Plan one Exchangeco Class A Share for each TeleBackup Common Share held by such TeleBackup Shareholders; and

        (4) the Amalgamated Corporation shall issue to Exchangeco one New TeleBackup Common Share for each Exchangeco Class A Share issued by Exchangeco pursuant to Section 14(c) of this Agreement;

     15. Prior to the amalgamation and subsequent to the date of this Agreement, none of the Amalgamating Corporations, unless this Agreement fails to obtain confirmation by the shareholders of one or more of the Amalgamating Corporations, shall:

        (a) issue any unissued shares of its capital stock, redeem or reduce any shares of its capital stock now outstanding or otherwise alter its existing capital structure; or

        (b) declare any dividends or make any other distribution in respect of any shares of its outstanding capital stock;

     16. The Arrangement has been considered and ratified by the holders of the Amalgamating Corporations and TeleBackup's shares at general meetings called for this purpose or by resolutions in writing signed by all shareholders entitled to vote on that resolution, as the case may be; and

     17. To the extent that there is any conflict or inconsistency between the terms of this Agreement and the Plan the terms of the Plan shall prevail and the terms of this Agreement shall be amended accordingly.

     IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the day and year first written above.

                                      M-B-4

SIGNED, SEALED AND DELIVERED
in the presence of:                        TELEBACKUP SYSTEMS INC.

                                           Per:

                                           [AMALCO]

                                           Per:

                                           TELEBACKUP EXCHANGECO INC.

                                           Per:

                                      M-B-5

                                   APPENDIX C

                      ARTICLES OF AMENDMENT OF EXCHANGECO

                RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS
                      ATTACHING TO THE EXCHANGEABLE SHARES

                           BUSINESS CORPORATIONS ACT
                              (SECTION 27 OR 171)

ALBERTA

  REGISTRIES                                               ARTICLES OF AMENDMENT
---------------------------------------
----------------------------------------------------------------------------------
  1. NAME OF CORPORATION:

     TELEBACKUP EXCHANGECO INC.
----------------------------------------------------------------------------------

3. ITEM NO. 2 OF THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED IN ACCORDANCE WITH SECTION 167(1)(d) OF THE BUSINESS CORPORATIONS ACT.

     The Articles of the Corporation are amended by creating a new class of shares known as Exchangeable Shares, the rights, privileges, restrictions and conditions of which are attached as Schedule A.

-------------------------------------------------------------------------------------------------
                 DATE                           SIGNATURE                      TITLE
             May   , 1999
-------------------------------------------------------------------------------------------------
       FOR DEPARTMENTAL USE ONLY                                               FILED
       REG. 3054 (95/11) FORM 4

                                     M-C-0

                                   SCHEDULE A

                                   ARTICLE 1

                                 INTERPRETATION

1.1  Definitions:

     In these Exchangeable Share Provisions, unless something in the subject matter or context is inconsistent therewith:

     "ABCA" means the Business Corporations Act (Alberta), as amended;

     "Automatic Exchange Right" has the meaning set out in Section 5.3(b);

     "Board of Directors" means the board of directors of the Corporation;

     "Business Day" means any day other than a Saturday, a Sunday or a day when banks are not open for business in either or both of Mountain View, California and Calgary, Alberta;

     "Canadian Dollar Equivalent" means in respect of an amount expressed in a foreign currency (the "Foreign Currency Amount") at any date the product obtained by multiplying (a) the Foreign Currency Amount by (b) the official noon spot exchange rate on such date for such foreign currency as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency as may be deemed by the Board of Directors to be appropriate for such purpose;

     "Class A Shares" means the Class A Voting Shares in the capital of the Corporation;

     "Code" means the United States Internal Revenue Code of 1986, as amended;

     "Combination Agreement" means the amended and restated combination agreement among VERITAS Software Corporation, VERITAS Holding Corporation and the Corporation dated April 12, 1999, providing for, among other things, the Arrangement;

     "Common Shares" means the Common Voting Shares in the capital of the Corporation;

     "Corporation" means TeleBackup Exchangeco Inc. a corporation incorporated under the ABCA;

     "Current Market Price" means, in respect of a share of VERITAS Common Stock on any date, the Canadian Dollar Equivalent of the average closing sales price of a share of VERITAS Common Stock during a period of 10 consecutive trading days ending on the second trading day before such date quoted on the NASDAQ National Market, or, if the shares of VERITAS Common Stock are not then quoted on the NASDAQ National Market, on such other stock exchange or automated quotation system on which the shares of VERITAS Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if, in the opinion of the Board of Directors the public distribution or trading activity of shares of VERITAS Common Stock during such period is inadequate to create a market that reflects the fair market value of a share of VERITAS Common Stock, then the Current Market Price of a share of VERITAS Common Stock shall be determined by the Board of Directors based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate, and provided further than any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

                                      M-C-1

     "Dividend Amount" means an amount equal to the full amount of all dividends and distributions declared and unpaid on each Exchangeable Share and all dividends and distributions declared on a share of VERITAS Common Stock that have not been declared on each Exchangeable Share in accordance with Section 3.1, in each case with a record date prior to the effective date of the exchange of such Exchangeable Share for a share of VERITAS Common Stock hereunder;

     "Effective Time" means the Effective Time as defined in the Plan of Arrangement;

     "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which are set forth in these articles of amendment;

     "Exchangeable Shares" means the exchangeable shares in the capital of the Corporation to which are attached the Exchangeable Share Provisions;

     "Liquidation Amount" has the meaning set out in Section 5.1(a);

     "Liquidation Call Purchase Price" has the meaning set out in Section
5.2(a);

     "Liquidation Call Right" has the meaning set out in Section 5.2(a);

     "Liquidation Date" has the meaning set out in Section 5.1(a);

     "Management Information Circular/Joint Proxy Statement/Prospectus" means the Management Information Circular/Joint Proxy Statement/Prospectus dated on or about April 19, 1999 of VERITAS Software Corporation, Seagate and TeleBackup Systems Inc.;

     "NSMG Combination" has the meaning ascribed to such term in the Management Information Circular/Joint Proxy Statement/Prospectus;

     "Officer's Certificate" means with respect to VERITAS or the Corporation, as the case may be, a certificate signed by any one of the Chairman of the Board, the Vice-Chairman of the Board, the President, any Vice-President or any other senior officer of the Parent or the Corporation, as the case may be;

     "Optional Redemption Date" means a date, if any, established by the Board of Directors for the redemption of Exchangeable Shares pursuant to Section 7.1 hereof, provided that such date shall not be earlier than the seventh anniversary date of the Effective Date unless there are fewer than 50,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by VERITAS and its Subsidiaries and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares);

     "Plan of Arrangement" means the plan of arrangement relating to the arrangement of TeleBackup Systems Inc. under Section 186 of the ABCA contemplated by the Combination Agreement;

     "Redemption Call Purchase Price" has the meaning set out in Section 7.2(a);

     "Redemption Call Right" has the meaning set out in Section 7.2(a);

     "Redemption Price" has the meaning set out in Section 7.1(a);

     "Retracted Shares" has the meaning set out in Section 6.1(a);

                                      M-C-2

     "Retraction Call Purchase Price" has the meaning set out in Section 6.2(a);

     "Retraction Call Right" has the meaning set out in Section 6.2(a);

     "Retraction Date" has the meaning set out in Section 6.1(a);

     "Retraction Price" has the meaning set out in Section 6.1(a);

     "Retraction Request" has the meaning set out in Section 6.1(a);

     "Seagate" means Seagate Software Inc., a corporation existing under the laws of the State of Delaware;

     "Subsidiary" means, when used with reference to VERITAS, any corporation more than 50% of the outstanding stock of which, by vote or by value, is owned, directly or indirectly, by VERITAS, by one or more other Subsidiaries of VERITAS, or by VERITAS and one or more other Subsidiaries of VERITAS;

     "Transfer Agent" means Montreal Trust Company of Canada, a corporation existing under the laws of Canada, or such other person as may from time to time be the registrar and transfer agent for the Exchangeable Shares;

     "Trustee" means Montreal Trust Company of Canada, a corporation existing under the laws of Canada, and any successor trustee appointed under the Voting, Support and Exchange Trust Agreement;

     "Trust Estate" has the meaning set out in Section 1.1 of the Voting, Support and Exchange Trust Agreement;

     "VERITAS" means, subject to Section 1.2, VERITAS Holding Corporation, a corporation existing under the laws of the State of Delaware, and any successor corporation;

     "VERITAS Call Notice" has the meaning set out in Section 6.2(b);

     "VERITAS Common Stock" means the shares of Common Stock of VERITAS, par value US$0.001 per share, having voting rights of one vote per share, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not VERITAS shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or an amalgamation, merger, liquidation or similar transaction affecting, such shares;

     "VERITAS Dividend Declaration Date" means the date on which the board of directors of VERITAS declares any dividend on the shares of VERITAS Common Stock;

     "VERITAS Liquidation Event" has the meaning set out in Section 5.3(a);

     "VERITAS Liquidation Event Effective Date" has the meaning set out in
Section 5.3(a); and

     "Voting, Support and Exchange Trust Agreement" means the Voting, Support and Exchange Trust Agreement between the Corporation, VERITAS, VERITAS Holding Corporation and the Trustee, made as of the date that the Plan of Arrangement becomes effective.

                                      M-C-3

1.2  Redefinition of VERITAS

     If, prior to the Effective Time, the stockholders of VERITAS Software Corporation and Seagate have not approved the NSMG Combination and the NSMG Combination has not been effected, all as described in the Management Information Circular/Joint Proxy Statement/Prospectus, "VERITAS" for the purposes hereof shall mean VERITAS Software Corporation.

1.3  Payments

     All payments to be made hereunder shall be made without interest and less any tax required by law to be deducted and withheld.

                                   ARTICLE 2

                         RANKING OF EXCHANGEABLE SHARES

2.1  Ranking

     The Exchangeable Shares shall be entitled to a preference over the Common Shares, the Class A Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends as and to the extent provided in Article 3 and with respect to the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up it affairs as and to the extent provided in Article 5.

                                   ARTICLE 3

                                   DIVIDENDS

3.1  Dividends

     A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each VERITAS Dividend Declaration Date, declare a dividend on each Exchangeable Share (a) in the case of a cash dividend or distribution declared on the shares of VERITAS Common Stock, in an amount in cash for each Exchangeable Share as is equal to the Canadian Dollar Equivalent on the VERITAS Dividend Declaration Date of the cash dividend or distribution declared on each share of VERITAS Common Stock, (b) in the case of a stock dividend or distribution declared on the shares of VERITAS Common Stock to be paid in shares of VERITAS Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of VERITAS Common Stock to be paid on each share of VERITAS Common Stock or (c) in the case of a dividend or distribution declared on the shares of VERITAS Common Stock to be paid in property other than cash or shares of VERITAS Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by Section 6.7 of the Voting, Support and Exchange Trust Agreement) the type and amount of property declared as a dividend or distribution on each shares of VERITAS Common Stock. Such dividends shall be paid out of the assets of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares or other securities of the Corporation.

                                      M-C-4

3.2  Payment of Dividends

     Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends or distributions contemplated by Section 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends or other distribution of Exchangeable Shares contemplated by Section 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend or other distribution of Exchangeable Shares represented thereby. Such other type and amount of property in respect of any dividends or distributions contemplated by Section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend or distribution represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend or distribution was payable.

3.3  Record and Payment Dates

     The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or distribution declared on the Exchangeable Shares under Section 3.1 hereof shall be the same as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the shares of VERITAS Common Stock.

3.4  Partial Payment

     If on any payment date for any dividends or distributions declared on the Exchangeable Shares under Section 3.1 hereof the dividends or distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or distributions that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient money or other assets properly applicable to the payment of such dividends or distributions.

                                   ARTICLE 4

                              CERTAIN RESTRICTIONS

4.1  Certain Restrictions

     (a) Except as provided in Section 4.2(b), so long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 9.2 hereof:

          (i) pay any dividends on the Common Shares, Class A Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares, Class A Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

                                      M-C-5

          (ii) redeem or purchase or make any capital distribution in respect of Common Shares, Class A Shares or any other shares ranking junior to the Exchangeable Shares;

          (iii) redeem or purchase any other shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution ; or

          (iv) issue any shares other than (A) Exchangeable Shares, (B) Common Shares, (C) Class A Shares and (D) any other shares not ranking superior to or equal with the Exchangeable Shares.

     (b) The restrictions in Sections 4.1(a)(i), 4.1(a)(ii) and 4.1(a)(iii) shall not apply if all dividends and distributions on the outstanding Exchangeable Shares corresponding to dividends and distributions declared to date on the VERITAS Common Stock shall have been declared on the Exchangeable Shares and paid in full.

                                   ARTICLE 5

                                  LIQUIDATION

5.1  Participation Upon Liquidation, Dissolution or Winding Up of the
     Corporation

     (a) Subject to applicable law and the due exercise by VERITAS of a Liquidation Call Right, in the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date of such liquidation, dissolution or winding up (the "Liquidation Date"), before any distribution of any part of the assets of the Corporation among the holders of the Common Shares, Class A Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share equal to (a) the Current Market Price of a share of VERITAS Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one share of VERITAS Common Stock, plus (b) the Dividend Amount, if any (collectively, the "Liquidation Amount").

     (b) In the case of a distribution on Exchangeable Shares under this Section 5.1, on or promptly after the Liquidation Date, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the aggregate Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, of certificates representing the aggregate number of shares of VERITAS Common Stock deliverable by the Corporation to such holder (which shares shall be duly issued as fully

                                      M-C-6
paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Liquidation Amount payable to such holder. On or before the Liquidation Date, the Corporation shall deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon such deposit being made, the rights of the holders of Exchangeable Shares as such shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions and any interest allowed on such deposit shall belong to the Corporation. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be the holders of the shares of VERITAS Common Stock delivered or deliverable to them.

     (c) After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the total Liquidation Amount pursuant to this Section 5.1, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.2  Liquidation Call Rights

     (a) VERITAS shall have the overriding right (a "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date (other than VERITAS) all but not less than all of the Exchangeable Shares held by each such holder on payment by VERITAS of an amount per share equal to the Liquidation Amount (the "Liquidation Call Purchase Price"). In the event of the exercise of a Liquidation Call Right, each holder of Exchangeable Shares (other than VERITAS) shall be obligated to sell all the Exchangeable Shares held by such holder to VERITAS on the Liquidation Date on payment by VERITAS to the holder of the Liquidation Call Purchase Price for each such share.

     (b) For the purpose of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Liquidation Call Right, VERITAS shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the total number of shares of VERITAS Common Stock deliverable by VERITAS (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) in payment of the total Liquidation Call Purchase Price and a cheque in the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price and any interest allowed on such deposit shall belong to VERITAS. Provided that the total Liquidation Call Purchase Price has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than VERITAS) will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by VERITAS, upon presentation and surrender by the holder of Exchangeable Shares of certificates representing the Exchangeable Shares held by such holder in accordance with the following provisions and such holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the shares of VERITAS Common Stock delivered or deliverable to such holder. Upon surrender to the Transfer Agent of a

                                      M-C-7
certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of VERITAS shall deliver to such holder, a certificate representing the shares of VERITAS Common Stock to which such holder is entitled and a cheque in payment of the remaining portion, if any, of the holder's proportionate part of the total Liquidation Call Purchase Price. If VERITAS does not exercise its Liquidation Call Right in the manner described above, on the Liquidation Date the holders of Exchangeable Shares shall be entitled to receive in exchange therefor the liquidation price otherwise payable by the Corporation in connection with the liquidation, dissolution or winding up of the Corporation pursuant to Section 5.1 hereof.

5.3  Automatic Exchange on Liquidation of VERITAS

     (a) VERITAS shall give the Transfer Agent written notice of each of the following events (each a "VERITAS Liquidation Event") at the time set forth below:

          (i) in the event of any determination by the board of directors of VERITAS to institute voluntary liquidation, dissolution or winding-up proceedings with respect to VERITAS or to effect any other distribution of assets of VERITAS among its stockholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding up or other distribution; and

          (ii) immediately, upon the earlier of (i) receipt by VERITAS of notice of and (ii) VERITAS otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of VERITAS or to effect any other distribution of assets of VERITAS among its stockholders for the purpose of winding up its affairs.

     (b) Immediately following receipt by the Transfer Agent from VERITAS of notice of any VERITAS Liquidation Event contemplated by Section 5.3(a)(i) or 5.3(a)(ii), the Transfer Agent shall give written notice thereof to the holders of Exchangeable Shares. Such written notice shall be provided by VERITAS to the Transfer Agent and shall include a brief description of the automatic exchange of Exchangeable Shares for shares of VERITAS Common Stock provided for in
Section 5.3(d) below (the "Automatic Exchange Right").

     (c) In order that the holders of Exchangeable Shares (other than VERITAS) will be able to participate on a pro rata basis with the holders of VERITAS Common Stock in the distribution of assets of VERITAS in connection with a VERITAS Liquidation Event, on the fifth Business Day prior to the effective date (the "VERITAS Liquidation Event Effective Date") of a VERITAS Liquidation Event all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by VERITAS) shall be automatically exchanged for shares of VERITAS Common Stock. To effect such automatic exchange, VERITAS shall purchase each Exchangeable Share outstanding on the fifth Business Day prior to the VERITAS Liquidation Event Effective Date and held by a holder of Exchangeable Shares (other than VERITAS), and each such holder shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to (a) the Current Market Price of a share of VERITAS Common Stock on the fifth Business Day prior to the VERITAS Liquidation Event Effective Date, which shall be

                                      M-C-8
satisfied in full by VERITAS delivering to such holder one share of VERITAS Common Stock, plus (b) the Dividend Amount, if any.

     (d) On the fifth Business Day prior to the VERITAS Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for VERITAS Common Stock shall be deemed to have occurred, and each holder of Exchangeable Shares (other than VERITAS) shall be deemed to have transferred to VERITAS all of such holder's right, title and interest in and to such Exchangeable Shares and shall cease to be a holder of such Exchangeable Shares and VERITAS shall deliver or cause to be delivered to the Transfer Agent, for delivery to such holders, the certificates for the number of shares of VERITAS Common Stock deliverable upon the automatic exchange of Exchangeable Shares for VERITAS Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance, security interest or adverse claim) and a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares and any interest on such deposit shall belong to VERITAS. Concurrently with each such holder ceasing to be a holder of Exchangeable Shares, such holder shall be considered and deemed for all purposes to be the holder of the shares of VERITAS Common Stock delivered to it, or the Transfer Agent on its behalf, pursuant to the automatic exchange of Exchangeable Shares for VERITAS Common Stock and the certificates held by such holder previously representing the Exchangeable Shares exchanged by such holder with VERITAS pursuant to automatic exchange shall thereafter be deemed to represent the shares of VERITAS Common Stock delivered to such holder by VERITAS pursuant to such automatic exchange. Upon the request of any such former holder of Exchangeable Shares and the surrender by such holder of Exchangeable Share certificates deemed to represent shares of VERITAS Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as VERITAS may reasonably require, the Transfer Agent shall deliver or cause to be delivered to such holder certificates representing the shares of VERITAS Common Stock of which such holder is the holder and a cheque in payment of the remaining portion, if any, of the purchase price.

                                   ARTICLE 6

                         RETRACTION AT OPTION OF HOLDER

6.1  Retraction at Option of Holder

     (a) Subject to applicable law and the due exercise by VERITAS of a Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time to require the Corporation to redeem, on the fifth Business Day after the date on which the Retraction Request (as hereinafter defined) is received by the Corporation (the "Retraction Date"), any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to (a) the Current Market Price of a share of VERITAS Common Stock on the last Business Day prior to the Retraction Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder one share of VERITAS Common Stock for each Exchangeable Share presented and surrendered by the holder, plus
(b) the Dividend Amount, if any (collectively, the "Retraction Price"). To effect a redemption under this Section 6.1, the holder must present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate representing the Exchangeable Shares that the holder desires to have the Corporation redeem, together with

                                      M-C-9
such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate (the "Retracted Shares") redeemed by the Corporation.

     (b) In the case of a redemption of Exchangeable Shares under this Section 6.1, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 6.1(a) hereof of a certificate representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Corporation shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holder of Exchangeable Shares, a certificate representing the number of shares of VERITAS Common Stock to which such holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) registered in the name of the holder or in such other name as the holder may request in payment of the Retraction Price and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Retraction Price to which such holder is entitled. The delivery of such certificate and cheque on behalf of the Corporation by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such share certificate and cheque, unless such cheque is not paid on due presentation. If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

     (c) After the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the aggregate Retraction Price for such Retracted Shares, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. After the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation shall thereafter be considered and deemed for all purposes to be a holder of the shares of VERITAS Common Stock delivered to such holder.

     (d) Notwithstanding any other provision of this Section 6.1, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any

                                     M-C-10

Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and VERITAS shall have exercised its Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law and more than one holder has delivered a Retraction Request, the Corporation shall redeem Retracted Shares in accordance with Section 6.1(b) on a pro rata basis and shall issue to each such holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to
Section 6.1(b) hereof. If the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e) and VERITAS shall not have exercised its Retraction Call Right in respect of any such Retracted Shares, an Insolvency Event (as defined in the Voting, Support and Exchange Trust Agreement) shall, to the extent it has not theretofore occurred, be deemed thereupon to have occurred and the holder of any such Retracted Shares not redeemed by the Corporation pursuant to this Section 6.1(b) as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised its Exchange Right (as defined in the Voting, Support and Exchange Trust Agreement) so as to require VERITAS to purchase the unredeemed Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by VERITAS to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting, Support and Exchange Trust Agreement.

     (e) A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request in which event such Retraction Request shall be null and void.

6.2  Retraction Call Rights

     (a) In the event that a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 6.1 and subject to the limitations set forth in
Section 6.2(b), VERITAS shall have the overriding right (a "Retraction Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 6.1 hereof, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by VERITAS of an amount per share equal to the Retraction Price (the "Retraction Call Purchase Price"). In the event of the exercise of a Retraction Call Right, a holder of Exchangeable Shares who has delivered a Retraction Request shall be obligated to sell all the Retracted Shares to VERITAS on the Retraction Date on payment by VERITAS of the Retraction Call Purchase Price for each such share.

     (b) Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify VERITAS thereof. In order to exercise its Retraction Call Right, VERITAS must notify the Corporation in writing of its determination to do so (a "VERITAS Call Notice") within two Business Days of notification to VERITAS by the Corporation of the receipt by the Corporation of the Retraction Request. If VERITAS so notifies the Corporation within such two Business Day period, the Corporation shall notify

                                     M-C-11
the holder as soon as possible thereafter as to the exercise of a Retraction Call Right. If VERITAS delivers a VERITAS Call Notice within such two Business Day period and duly exercises its Retraction Call Right in accordance with this
Section 6.2, the obligation of the Corporation to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), VERITAS shall purchase from such holder and such holder shall sell to VERITAS on the Retraction Date the Retracted Shares for the Retraction Call Purchase Price. For the purposes of completing a purchase pursuant to a Retraction Call Right, VERITAS shall deposit with the Transfer Agent, on or before the Retraction Date, certificates representing the number of shares of VERITAS Common Stock to which such holder is entitled and a cheque in the amount of the remaining portion, if any, of the aggregate Retraction Call Purchase Price to which such holder is entitled. Provided that the aggregate Retraction Call Purchase Price has been so deposited with the Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Share shall take place on the Retraction Date. In the event than VERITAS does not deliver a VERITAS Call Notice within such two Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 6.1(e), the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in Section 6.1.

     (c) For the purpose of completing a purchase of Exchangeable Shares pursuant to the exercise of a Retraction Call Right, VERITAS shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation or any office of the Transfer Agency as may be specified by the Corporation by notice to the holders of Exchangeable Shares, a certificate representing the number of shares of VERITAS Common Stock to which such holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) registered in the name of the holder or in such other name as the holder may request in payment of the Retraction Call Purchase Price and a cheque of VERITAS payable at par and in Canadian dollars at any branch of the bankers of VERITAS or of the Corporation in Canada in payment of the remaining portion, if any, of such aggregate Retraction Call Purchase Price. The delivery of such certificate and cheque on behalf of VERITAS by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Purchase Price to the extent that the same is represented by such share certificate and cheque, unless such cheque is not paid on due presentation.

     (d) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the total Retraction Call Purchase Price unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Call Purchase Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Purchase Price has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Purchase Price has been made in accordance with the foregoing provisions,

                                     M-C-12
the holder of the Retracted Shares so purchased by VERITAS shall thereafter be considered and deemed for all purposes to be a holder of the shares of VERITAS Common Stock delivered to such holder.

                                   ARTICLE 7

                         REDEMPTION BY THE CORPORATION

7.1  Redemption by the Corporation

     (a) Subject to applicable law and the due exercise by VERITAS of a Redemption Call Right, the Corporation shall on any Optional Redemption Date redeem all of the then outstanding Exchangeable Shares for an amount per share equal to (a) the Current Market Price of a share of VERITAS Common Stock on the last Business Day prior to such Optional Redemption Date, which shall be satisfied in full by the Corporation causing to be delivered to each holder of Exchangeable Shares one share of VERITAS Common Stock for each Exchangeable Share held by such holder, plus (b) the Dividend Amount, if any (collectively, the "Redemption Price"). If VERITAS exercises a Redemption Call Right and all of the then outstanding Exchangeable Shares (other than the Exchangeable Shares held by VERITAS) are purchased pursuant to Section 7.2, the remaining outstanding Exchangeable Shares continue to be redeemable by the Corporation on a subsequent Optional Redemption Date pursuant to the provisions of this Section 7.1.

     (b) In case of a redemption of Exchangeable Shares under this Section 7.1, the Corporation shall, at least 120 days before any Optional Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by VERITAS under its Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, such Optional Redemption Date and, if applicable, particulars of the Redemption Call Right.

     (c) On or after any Optional Redemption Date and subject to the exercise by VERITAS of a Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonable require. Payment of the aggregate Redemption Price for Exchangeable Shares held by a holder shall be made by delivery to such holder, at the address of such holder recorded in the securities register of the Corporation or by holding for pick up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, of a certificate representing the aggregate number of shares of VERITAS Common Stock deliverable by the Corporation to such holder (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of such aggregate Redemption Price. On and after any Optional Redemption Date, the holders of the Exchangeable Shares called for redemption shall not be entitled to

                                     M-C-13
exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the aggregate Redemption Price deliverable to a holder for Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest allowed on such deposit shall belong to the Corporation. Provided that such total Redemption Price has been so deposited prior to any Optional Redemption Date, on and after such Optional Redemption Date, the Exchangeable Shares shall be redeemed and the rights of the holders thereof after such Optional Redemption Date shall be limited to receiving their proportionate part of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the shares of VERITAS Common Stock delivered to them.

7.2  Redemption Call Rights

     (a) VERITAS shall have the overriding right (a "Redemption Call Right"), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to Section 7.1 hereof, to purchase from all but not less than all of the holders of Exchangeable Shares (other than VERITAS) on the last Business Day prior to the Optional Redemption Date in respect of which the Redemption Call Right is exercised all but not less than all of the Exchangeable Shares held by each such holder on payment by VERITAS of an amount per share equal to the Redemption Price (the "Redemption Call Purchase Price"). In the event of the exercise of a Redemption Call Right, each holder of Exchangeable Shares (other than VERITAS) shall be obligated to sell all the Exchangeable Shares held by such holder to VERITAS on the last Business Day prior to such Optional Redemption Date on payment by VERITAS to such holder of the Redemption Call Purchase Price for each such share.

     (b) For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of a Redemption Call Right, VERITAS shall deposit with the Transfer Agent, on or before the last Business Day prior to the Optional Redemption Date, certificates representing the total number of shares of VERITAS Common Stock deliverable by VERITAS (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) in payment of the total Redemption Call Purchase Price and a cheque in the amount of the remaining portion, if any, of the total Redemption Call Purchase Price and any interest allowed on such deposit shall belong to VERITAS. Provided that the total Redemption Call Purchase Price has been so deposited with the Transfer Agent, on and after the last Business Day prior to such Optional Redemption Date the rights of each holder of Exchangeable Shares (other than VERITAS) will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by

                                     M-C-14

VERITAS upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder in accordance with the following provisions and such holder shall on and after the last Business Day prior to such Optional Redemption Date be considered and deemed for all purposes to be the holder of the shares of VERITAS Common Stock delivered or deliverable to such holder. Upon surrender to the Transfer Agent of a certificate representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the ABCA and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of VERITAS shall deliver to such holder, a certificate representing the shares of VERITAS Common Stock to which such holder is entitled and a cheque in payment of the remaining portion, if any, of the holder's proportionate part of the total Redemption Call Purchase Price. If VERITAS does not exercise the Redemption Call Right in the manner described above, on the Optional Redemption Date a holder of Exchangeable Shares shall be entitled to receive in exchange therefor the redemption price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 7.1 hereof.

                                   ARTICLE 8

                                 VOTING RIGHTS

8.1 Except as required by applicable law and the provisions of Article 9 and Sections 4.1, 10.1 and 11.2, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting. The holders of the Exchangeable Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all the property of the Corporation other than in the ordinary course of business of the Corporation.

                                   ARTICLE 9

                             AMENDMENT AND APPROVAL

9.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

9.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 50% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that such approval must be given also by the affirmative vote of holders of more than two-thirds of the Exchangeable Shares represented in person or by proxy at the meeting excluding Exchangeable Shares beneficially owned by VERITAS or any of its Subsidiaries. If at any such meeting the holders of at least 50% of

                                     M-C-15
the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 7 days thereafter and to such time and place as may be designated by the chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

                                   ARTICLE 10

                            RECIPROCAL CHANGES ETC.
                       IN RESPECT OF VERITAS COMMON STOCK

10.1

     (a) Each holder of an Exchangeable Share acknowledges that the Voting, Support and Exchange Trust Agreement provides, in part, that VERITAS will not, except as provided in the Voting, Support and Exchange Trust Agreement, without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof:

          (i) issue or distribute shares of VERITAS Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire VERITAS Common Stock) to the holders of all or substantially all of the then outstanding shares of VERITAS Common Stock by way of stock dividend or other distribution, other than an issue of shares of VERITAS Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire VERITAS Common Stock) to holders of shares of VERITAS Common Stock who exercise an option to receive dividends in shares of VERITAS Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of VERITAS Common Stock) in lieu of receiving cash dividends; or

          (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of VERITAS Common Stock entitling them to subscribe for or to purchase shares of VERITAS Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire VERITAS Common Stock); or

          (iii) issue or distribute to the holders of all or substantially all of the then outstanding shares of VERITAS Common Stock (A) shares or securities of VERITAS of any class other than VERITAS Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquires shares of VERITAS Common Stock); (B) rights, options or warrants other than those referred to in Section 10.1(a)(ii) above; (C) evidences of indebtedness of VERITAS or (D) assets of VERITAS;

     unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

     (b) Each holder of an Exchangeable Share acknowledges that the Voting, Support and Exchange Trust Agreement further provides, in part, that VERITAS will not, except as provided in the Voting, Support and Exchange Trust Agreement, without the prior

                                     M-C-16
approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof;

          (i) subdivide, redivide or change the then outstanding shares of VERITAS Common Stock into a greater number of shares of VERITAS Common Stock; or

          (ii) reduce, combine or consolidate or change the then outstanding shares of VERITAS Common Stock into a lesser number of shares of VERITAS Common Stock; or

          (iii) reclassify or otherwise change the shares of VERITAS Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the VERITAS Common Stock;

     unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares.

     The Voting, Support and Exchange Trust Agreement further provides, in part, that the aforesaid provisions of the Voting, Support and Exchange Trust Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof.

                                   ARTICLE 11

                  ACTIONS BY THE CORPORATION UNDER THE VOTING,
                      SUPPORT AND EXCHANGE TRUST AGREEMENT

11.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by VERITAS with all provisions of the Voting, Support and Exchange Trust Agreement applicable to the Corporation and VERITAS, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

11.2 The Corporation shall not agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Voting, Support and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 9.2 hereof other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

     (a) adding to the covenants of the other party or parties to such agreement for the protection of the Corporation (provided such covenants do not prejudice the interests of the holders of the Exchangeable Shares) or the holders of Exchangeable Shares;

     (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

     (c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest

                                     M-C-17
error contained therein, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

                                   ARTICLE 12

                                     LEGEND

12.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend, in form and on terms approved by the Board of Directors, with respect to the provisions of the Plan of Arrangement and the Voting, Support and Exchange Trust Agreement (including the provisions with respect to the call rights, voting rights and exchange rights thereunder).

                                   ARTICLE 13

                                    NOTICES

13.1 Subject to applicable law, any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in wiring and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

13.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

13.3 Subject to applicable law, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

                                     M-C-18

                                   SCHEDULE A

                              NOTICE OF RETRACTION

To:  The Corporation and VERITAS
     c/o Montreal Trust Company of Canada
     600, 530 - 8th Avenue SW
     Calgary, Alberta T2P 3S8
     Fax: 403-267-6529

     This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the exchangeable share(s) represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

     The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem on the Retraction Date (being the fifth Business Day after the date upon which this notice is received by the Corporation) in accordance with Article 6 of the Share Provisions:

          All Exchangeable Shares represented by this certificate; or

          Exchangeable Share(s) only.

     The undersigned acknowledges the Retraction Call Right of VERITAS to purchase all but not less than all the Retracted Shares from the undersigned and that this notice shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to VERITAS in accordance with the Retraction Call Right on the Retraction Date for the Retraction Price and on the other terms and conditions set out in Section 6.3 of the Share Provisions. If VERITAS does not determine to exercise its Retraction Call Right, the Corporation will notify the undesigned of such fact as soon as possible. This notice of retraction, and offer to sell the Retracted Shares to VERITAS, may be revoked and withdrawn by the undersigned by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

     The undersigned acknowledges that if, as a result of solvency requirements or other provisions of applicable law, the Corporation is unable to redeem all Retracted Shares an Insolvency Event (as defined in the Voting, Support and Exchange Trust Agreement) shall, to the extent it shall not theretofore have occurred, be deemed thereupon to have occurred, and the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting, Support and Exchange Trust Agreement) so as to require VERITAS to purchase the unredeemed Retracted Shares.

                                     M-C-19

     The undersigned hereby represents and warrants to the Corporation and VERITAS that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation or VERITAS, as the case may be, free and clear of all liens, claims and encumbrances.

  -----------------------------  -----------------------------  -----------------------------
  Date                           Signature of Shareholder       Guarantee of Signature

[ ] Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder at the principal transfer office of Transfer Agent in Calgary, Alberta, failing which the securities and any cheque will be mailed to the last address of the shareholder as it appears on the register.

Note: This panel must be completed and this certificate, together with any additional documents as the Transfer Agent and the Corporation may require, must be deposited with the Transfer Agent at its principal office in Calgary, Alberta. The securities and any cheque resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and securities and cheque resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed, all exigible transfer taxes are paid and the signature of the registered holder is guaranteed by a Canadian chartered bank or trust company, member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

 ----------------------------------------------------------------------------------------
  Name of Person in Whose Name       Address     Signature of       Signature      Date
  Securities and Cheque are to be                Registered Holder  Guaranteed by
  Registered, Issued or Delivered
  (Please Print)
 ----------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------

Note: If the notice of retraction is for less than all of the share(s) represented by this certificate, a certificate representing the remaining shares of the Corporation will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such shares.

U.S. Residents/Citizens must provide their Taxpayer Identification Number Here:

                                     M-C-20

                                                                      APPENDIX N

                       APPROVAL OF MANAGEMENT INFORMATION
                   CIRCULAR/JOINT PROXY STATEMENT/PROSPECTUS
                           BY TELEBACKUP SYSTEMS INC.

     The contents of this Management Information Circular/Joint Proxy Statement/ Prospectus and the sending thereof to the shareholders of TeleBackup have been approved by the TeleBackup Board of Directors.

     As it relates to TeleBackup, the foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. VERITAS Software Corporation, VERITAS Holding Corporation, Seagate Software, Inc. and Seagate Technology, Inc. have separately provided the information contained in this Management Information Circular/Joint Proxy Statement/Prospectus with respect to their respective businesses including the information incorporated by reference, and their respective financial statements and financial information. TeleBackup assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of VERITAS Software Corporation, VERITAS Holding Corporation, Seagate Software, Inc. or Seagate Technology, Inc. to disclose facts or events which affect the accuracy of any such information.


     Dated at Calgary, Alberta, this 21st day of April, 1999.


                                          TeleBackup Systems Inc.:

                                          Byron Osing
                                          --------------------------
                                          Dr. Byron Osing
                                          Chief Executive Officer

                                          /s/ Lynn Thurlow
                                          --------------------------
                                          Lynn Thurlow
                                          Chief Financial Officer

                                                                      APPENDIX O

                  BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

     1. The Plan of Arrangement (the "Arrangement") under Section 186 of the Business Corporations Act (Alberta) (the "Act") in the form set forth in Appendix "M" to the Management Information Circular/Joint Proxy Statement/Prospectus of TeleBackup Systems Inc. ("TeleBackup") dated on or about April 19, 1999, involving TeleBackup and its shareholders, and VERITAS Holding Corporation ("VERITAS"), VERITAS Software Corporation ("VERITAS Software") and certain affiliates of VERITAS Software is hereby authorized, approved and agreed to;

     2. The Amended and Restated Combination Agreement (the "Combination Agreement") dated April 12, 1999 between TeleBackup, VERITAS and VERITAS Software, with such amendments or variations thereto made in accordance with the terms of the Arrangement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

     3. Notwithstanding the approval by the shareholders of the Special Resolution, TeleBackup, subject to the provisions of the Combination Agreement and without further notice to or approval of the shareholders of TeleBackup, may amend the Arrangement or may decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the Act; and

     4. Any one or more of the officers or directors of TeleBackup be and is hereby authorized for and on behalf of TeleBackup (whether under its corporate seal or otherwise) to execute and deliver Articles of Arrangement and all other documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this Resolution and the matters authorized hereby, including the transactions required by the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such actions.

                                                                      APPENDIX P

                                    FORM OF
               AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                          VERITAS SOFTWARE CORPORATION

                                   ARTICLE I

     The name of the Corporation is VERITAS Software Corporation.

                                   ARTICLE II

     The address of the registered office of the Corporation in the State of Delaware is 15 E. North Street, City of Dover, County of Kent. The name of its registered agent at that address is Incorporating Services, Ltd.

                                  ARTICLE III

     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                   ARTICLE IV

     4.1 Classes of Stock. The total number of shares of all classes of stock which the Corporation has authority to issue is five hundred ten million and one (510,000,001) shares, consisting of three classes: five hundred million (500,000,000) shares of Common Stock, $0.001 par value per share, ten million (10,000,000) shares of Preferred Stock, $0.001 par value per share, and one (1) share of Special Voting Stock, $1.00 par value.

     4.2 Preferred Stock Series Determination. The Board of Directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding). The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates establishing a series of Preferred Stock.

     4.3 Rights, Privileges and Restrictions. The rights, privileges and restrictions of the Common Stock and the Special Voting Stock shall be set forth in this Articles IV.

     4.4  Voting Rights.

        4.4.1 General. Except as otherwise required by law of this Restated Certificate of Incorporation, (i) each holder of record of Common Stock shall have one vote in respect of each share of stock held by the holder on the books of the Corporation, and

(ii) the holder of record of the share of Special Voting Stock shall have a number of votes equal to the number of shares of Common Stock that may be issuable upon the exchange of the Exchangeable Non-Voting Shares ("Exchangeable Shares") of TeleBackup Exchangeco Inc., an Alberta corporation, outstanding from time to time which are not owned by the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation, in each case for the election of directors and on all matters submitted to a vote of stockholders of the Corporation. For the purpose hereof, "control" (including the correlative meanings, the terms "controlled by" and "under common control of") as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person through the ownership of voting securities, by contract or otherwise.

        4.4.2 Common Stock and Special Voting Stock Identical in Voting. In respect of all matters concerning the voting of shares, the Common Stock and the Special Voting Stock shall vote as a single class and such voting rights shall be identical in all respects.

     4.5 Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, the holders of Common Stock shall be entitled to receive, pro rata, all of the remaining assets of the Corporation available for distribution to its stockholders and the holders of Special Voting Stock shall not be entitled to receive any such assets,

     4.6 Dividends. The holders of shares of Common Stock shall be entitled to receive, when, as and of declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property or in shares of capital stock and the holders of Special Voting Stock shall not be entitled to receive any such dividends.

     4.7  Special Voting Stock.

        4.7.1 Pursuant to the terms of that certain Amended and Restated Combination Agreement, dated as of April 12, 1999, by and among the Corporation, VERITAS Holding Corporation and TeleBackup Systems Inc., an Alberta corporation, one share of Special Voting Stock is being issued to the trustee (the "Trustee") under the Voting, Support and Exchange Trust Agreement, to be entered into in or about May, 1999 by and between the Corporation, VERITAS Holding Corporation, TeleBackup Exchangeco Inc. and the Trustee.

        4.7.2 The holder of the share of Special Voting Stock is entitled to exercise the voting rights attendant thereto in such manner as such holder desires.

        4.7.3 At such time as the Special Voting Stock has no votes attached to it because there are no Exchangeable Shares of TeleBackup Exchangeco Inc. outstanding which are not owned by the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation, and there are no shares of stock, debt, options or other agreements of TeleBackup Exchangeco Inc. which could give rise to the issuance of any Exchangeable Shares of TeleBackup Exchangeco Inc. to any person (other than the Corporation, any of its subsidiaries or any person directly or indirectly controlled by or under common control of the Corporation), the Special Voting Stock shall be canceled.

                                   ARTICLE V

     5.1 Subject to the rights of the holders of any series of Preferred Stock then outstanding to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors of the Corporation pursuant to a resolution adopted by a majority vote of the Whole Board. For the purposes of this Restated Certificate of Incorporation, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

     5.2 Subject to the rights of holders of any series of Preferred Stock outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled in any manner permitted under the law of the State of Delaware; and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided or limited by law or this Restated Certificate of Incorporation, may exercise the powers of the full Board of Directors until the vacancy is filled.

                                   ARTICLE VI

     The Board of Directors of the Corporation shall have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation.

                                  ARTICLE VII

     Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

                                  ARTICLE VIII

     To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this
Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

                                   ARTICLE IX

     Actions shall be taken by the Corporation's stockholders only at annual or special meetings of stockholders, and the Corporation's stockholders shall not be able to act by written consent.

                                   ARTICLE X

     The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

                                                                      APPENDIX Q

                                    FORM OF
                          VERITAS SOFTWARE CORPORATION
                           1993 EQUITY INCENTIVE PLAN

      AS ADOPTED OCTOBER 1, 1993, AMENDED APRIL 22, 1994, APRIL 20, 1995,
              JANUARY 12, 1997 AND AS AMENDED ON           , 1999

     1. Purpose. The purpose of the Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent, Subsidiaries and Affiliates, by offering them an opportunity to participate in the Company's future performance through awards of Options, Restricted Stock and Stock Bonuses. Capitalized terms not defined in the text are defined in Section 24.

     2. Shares Subject to the plan.

        2.1 Number of Shares Available. Subject to Sections 2.2 and 18, the total number of Shares reserved and available for grant and issuance pursuant to the Plan shall be 20,000,000 Shares. In addition, on each January 1, the aggregate number of shares of the Company's Common Stock reserved for issuance under this Plan shall be increased automatically by a number of shares equal to four and one-half percent (4 1/2%) of the total outstanding shares of the Company as of the immediately preceding December 31; provided, however, that such increase shall in no event exceed 8,000,000 shares per year. Any Shares issuable upon exercise of options granted pursuant to the Company's 1991 Executive Stock Option Plan, and the Company's 1985 Stock Option Plan (the "Prior Plans") that expire or become unexercisable for any reason without having been exercised in full, shall no longer be available for distribution under the Prior Plans, but shall be available for distribution under this Plan. Subject to Sections 2.2 and 18, Shares shall again be available for grant and issuance in connection with future Awards under the Plan that: (a) are subject to issuance upon exercise of an Option but cease to be subject to such Option for any reason other than exercise of such Option, (b) are subject to an Award granted hereunder but are forfeited or are repurchased by the Company at the original issue price, or (c) are subject to an Award that otherwise terminates without Shares being issued. The total number of Shares issued under the Plan upon exercise of ISOs will in no event exceed 50,000,000 Shares (adjusted in proportion to any adjustment under Section 2.2 below) over the term of the Plan.

        2.2 Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, then (a) the number of Shares reserved for issuance under the Plan, (b) the Exercise Prices of and number of Shares subject to outstanding Options, and (c) the number of Shares subject to other outstanding Awards shall be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and compliance with applicable securities laws; provided, however, that fractions of a Share shall not be issued but shall either be paid in cash at Fair Market Value or shall be rounded up to the nearest Share, as determined by the Committee; and provided, further, that the Exercise Price of any Option may not be decreased to below the par value of the Shares.

     3. Eligibility. ISOs (as defined in Section 5 below) may be granted only to employees (including officers and directors who are also employees) of the Company or of a Parent or Subsidiary of the Company. All other Awards may be granted to employees, officers, directors, consultants, independent contractors and advisers of the Company or any Parent, Subsidiary or Affiliate of the Company; provided such consultants, contractors and advisers render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. "Named Executive Officers" (as that term is defined in Item 402(a)(3) of Regulation S-K promulgated under the Exchange Act) shall each be eligible to receive up to an aggregate maximum of 300,000 Shares at any time during the term of this Plan pursuant to the grant of Awards hereunder, not to exceed 300,000 Shares during any one twelve (12) month period. A person may be granted more than one Award under the Plan.

     4. Administration.

        4.1 Committee Authority. The Plan shall be administered by the Committee or the Board acting as the Committee. Subject to the general purposes, terms and conditions of the Plan, and to the direction of the Board, the Committee shall have full power to implement and carry out the Plan. The Committee shall have the authority to:

             (a) construe and interpret the Plan, any Award Agreement and any other agreement or document executed pursuant to the Plan;

             (b) prescribe, amend and rescind rules and regulations relating to the Plan;

             (c) select persons to receive Awards;

             (d) determine the form and terms of Awards;

             (e) determine the number of Shares or other consideration subject to Awards;

             (f) determine whether Awards will be granted singly, in combination, in tandem, in replacement of, or as alternatives to, other Awards under the Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary or Affiliate of the Company;

             (g) grant waivers of Plan or Award conditions;

             (h) determine the vesting, exercisability and payment of Awards;

             (i) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any Award Agreement;

             (j) determine whether an Award has been earned; and

             (k) make all other determinations necessary or advisable for the administration of the Plan.

        4.2 Committee Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. The Committee may delegate to one or more officers of the Company the authority to grant an Award under the Plan to Participants who are not Insiders of the Company.

        4.3 Compliance With Code Section 162m. If two or more members of the Board are Outside Directors, the Committee shall be comprised of at least two members of the Board, all of whom are Outside Directors.

     5. Options. The Committee may grant Options to eligible persons and shall determine whether such Options shall be Incentive Stock Options within the meaning of the Code ("ISOs") or Nonqualified Stock Options ("NQSOs"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

        5.1 Form of Option Grant. Each Option granted under the Plan shall be evidenced by an Award Agreement which shall expressly identify the Option as an ISO or NQSO ("Stock Option Agreement"), and be in such form and contain such provisions (which need not be the same for each Participant) as the Committee shall from time to time approve, and which shall comply with and be subject to the terms and conditions of the Plan.

        5.2 Date of Grant. The date of grant of an Option shall be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of the Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

        5.3 Exercise Period. Options shall be exercisable within the times or upon the events determined by the Committee as set forth in the Stock Option Agreement; provided, however, that no Option shall be exercisable after the expiration of one hundred twenty (120) months from the date the Option is granted, and provided further that no Option granted to a person who directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company ("Ten Percent Shareholder") shall be exercisable after the expiration of five (5) years from the date the Option is granted. The Committee also may provide for the exercise of Options to become exercisable at one time or from time to time, periodically or otherwise, in such number or percentage as the Committee determines.

        5.4 Exercise Price. The Exercise Price shall be determined by the Committee when the Option is granted and may be not less than 85% of the Fair Market Value of the Shares on the date of grant; provided that (i) the Exercise Price of an ISO shall be not less than 100% of the Fair Market Value of the Shares on the date of grant and (ii) the Exercise Price of any Option granted to a Ten Percent Shareholder shall not be less than 110% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 8 of the Plan.

        5.5 Method of Exercise. Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the "Exercise Agreement") in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares, if any, and such representations and agreements regarding Participant's investment intent and access to information, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased.

        5.6 Termination. Notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an Option shall always be subject to the following:

             (a) If the Participant is Terminated for any reason except death or Disability, then Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable upon the Termination Date no later than ninety

(90) days after the Termination Date (or such shorter time period as may be specified in the Stock Option Agreement), but in any event, no later than the expiration date of the Options.

             (b) If the Participant is terminated because of death or Disability (or the participant dies within three months of such termination), then Participant's Options may be exercised only to the extent that such Options would have been exercisable by Participant on the Termination Date and must be exercised by Participant (or Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date (or such shorter time period as may be specified in the Stock Option Agreement), but in any event no later than the expiration date of the Options.

        5.7 Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable.

        5.8 Limitations on ISOs. The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under the Plan or under any other incentive stock option plan of the Company or any Affiliate, Parent or Subsidiary of the Company) shall not exceed $100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISOs are exercisable for the first time by a Participant during any calendar year exceeds $100,000, the Options for the first $100,000 worth of Shares to become exercisable in such calendar year shall be ISOs and the Options for the amount in excess of $100,000 that become exercisable in that calendar year shall be NQSOs. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date of the Plan to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit shall be automatically incorporated herein and shall apply to any Options granted after the effective date of such amendment.

        5.9 Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of Participant, impair any of Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered shall be treated in accordance with Section 424(h) of the Code. The Committee may reduce the Exercise Price of outstanding Options without the consent of Participants affected by a written notice to them; provided, however, that the Exercise Price may not be reduced below the minimum Exercise Price that would be permitted under Section 5.4 of the Plan for Options granted on the date the action is taken to reduce the Exercise Price; provided, further, that the Exercise Price shall not be reduced below the par value of the Shares, if any.

        5.10 No Disqualification. Notwithstanding any other provision in the Plan, no term of the Plan relating to ISOs shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under
Section 422 of the Code.

     6. Restricted Stock. A Restricted Stock Award is an offer by the Company to sell to an eligible person Shares that are subject to restrictions. The Committee shall determine to whom an offer will be made, the number of Shares the person may purchase, the price to be paid (the "Purchase Price"), the restrictions to which the Shares shall be subject, and all other terms and conditions of the Restricted Stock Award, subject to the following:

        6.1 Form of Restricted Stock Award. All purchases under a Restricted Stock Award made pursuant to the Plan shall be evidenced by an Award Agreement ("Restricted Stock Purchase Agreement") that shall be in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. The offer of Restricted Stock shall be accepted by the Participant's execution and delivery of the Restricted Stock Purchase Agreement and full payment for the Shares to the Company within thirty (30) days from the date the Restricted Stock Purchase Agreement is delivered to the person. If such person does not execute and deliver the Restricted Stock Purchase Agreement along with full payment for the Shares to the Company within thirty (30) days, then the offer shall terminate, unless otherwise determined by the Committee.

        6.2 Purchase Price. The Purchase Price of Shares sold pursuant to a Restricted Stock Award shall be determined by the Committee and shall be at least 85% of the Fair Market Value of the Shares when the Restricted Stock Award is granted, except in the case of a sale to a Ten Percent Shareholder, in which case the Purchase Price shall be 100% of the Fair Market Value. Payment of the Purchase Price may be made in accordance with Section 8 of the Plan.

        6.3 Restrictions. Restricted Stock Awards shall be subject to such restrictions as the Committee may impose. The Committee may provide for the lapse of such restrictions in installments and may accelerate or waive such restrictions, in whole or part, based on length of service, performance or such other factors or criteria as the Committee may determine.

     7. Stock Bonuses.

        7.1 Awards of Stock Bonuses. A Stock Bonus is an award of Shares (which may consist of Restricted Stock) for services rendered to the Company or any Parent, Subsidiary or Affiliate of the Company. A Stock Bonus may be awarded for past services already rendered to the Company, or any Parent, Subsidiary or Affiliate of the Company pursuant to an Award Agreement (the "Stock Bonus Agreement") that shall be in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. A Stock Bonus may be awarded upon satisfaction of such performance goals as are set out in advance in Participant's individual Award Agreement (the "Performance Stock Bonus Agreement") that shall be in such form (which need not be the same for each Participant) as the Committee shall from time to time approve, and shall comply with and be subject to the terms and conditions of the Plan. Stock Bonuses may vary from Participant to Participant and between groups of Participants, and may be based upon the achievement of the Company, Parent, Subsidiary or Affiliate and/or individual performance factors or upon such other criteria as the Committee may determine.

        7.2 Terms of Stock Bonuses. The Committee shall determine the number of Shares to be awarded to the Participant and whether such Shares shall be Restricted Stock. If the Stock Bonus is being earned upon the satisfaction of performance goals pursuant to a Performance Stock Bonus Agreement, then the Committee shall determine: (a) the nature, length and starting date of any period during which performance is to be measured (the "Performance Period") for each Stock Bonus; (b) the performance goals and criteria to be used to measure the performance, if any; (c) the number of Shares that may be awarded to the Participant; and (d) the extent to which such Stock Bonuses have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Stock Bonuses that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee. The Committee may adjust the performance goals applicable to the Stock Bonuses to take into account changes in law and accounting or tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships.

        7.3 Form of Payment. The earned portion of a Stock Bonus may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee may determine. Payment may be made in the form of cash, whole Shares, including Restricted Stock, or a combination thereof, either in a lump sum payment or in installments, all as the Committee shall determine.

        7.4 Termination During Performance Period. If a Participant is Terminated during a Performance Period for any reason, then such Participant shall be entitled to payment (whether in Shares, cash or otherwise) with respect to the Stock Bonus only to the extent earned as of the date of Termination in accordance with the Performance Stock Bonus Agreement, unless the Committee shall determine otherwise.

     8. Payment for Share Purchases.

        8.1 Payment. Payment for Shares purchased pursuant to the Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

             (a) by cancellation of indebtedness of the Company to the Participant;

             (b) by surrender of Shares that either: (1) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such Shares); or (2) were obtained by Participant in the public market;

             (c) by tender of a full recourse promissory note having such terms as may be approved by the Committee and bearing interest at a rate sufficient to avoid imputation of income under Sections 483 and 1274 of the Code; provided, however, that Participants who are not employees of the Company shall not be entitled to purchase Shares with a promissory note unless the note is adequately secured by collateral other than the Shares; provided, further, that the portion of the Purchase Price equal to the par value of the Shares, if any, must be paid in cash;

             (d) by waiver of compensation due or accrued to Participant for services rendered;

             (e) by tender of property;

             (f) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's stock exists:

                  (1) through a "same day sale" commitment from Participant and a broker-dealer that is a member of the National Association of Securities Dealers (a "NASD Dealer") whereby Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

                  (2) through a "margin" commitment from Participant and a NASD Dealer whereby Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

             or

             (g) by any combination of the foregoing.

        8.2 Loan Guarantees. The Committee may help the Participant pay for Shares purchased under the Plan by authorizing a guarantee by the Company of a third-party loan to the Participant.

     9. Withholding Taxes.

        9.1 Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under the Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under the Plan, payments in satisfaction of Awards are to be made in cash, such payment shall be net of an amount sufficient to satisfy federal, state, and local withholding tax requirements.

        9.2 Stock Withholding. When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may allow the Participant to satisfy the minimum withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined (the "Tax Date"). All elections by a Participant to have Shares withheld for this purpose shall be made in writing in a form acceptable to the Committee and shall be subject to the following restrictions:

             (a) the election must be made on or prior to the applicable Tax
Date;

             (b) once made the election shall be irrevocable as to the particular Shares as to which the election is made; and

             (c) all elections shall be subject to the consent or disapproval of the Committee.

     10. Privileges of Stock Ownership.

        10.1 Voting and Dividends. No Participant shall have any of the rights of a shareholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant shall be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company shall be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant shall have no right to retain such dividends or distributions with respect to Shares that are repurchased at the Participant's original Purchase Price pursuant to Section 12.

        10.2 Financial Statements. The Company shall provide financial statements to each Participant prior to such Participant's purchase of Shares under the Plan, and to each Participant annually during the period such Participant has Options outstanding; provided, however, the Company shall not be required to provide such financial statements to Participants whose services in connection with the Company assure them access to equivalent information.

     11. Transferability. Awards granted under the Plan, and any interest therein, shall not be transferable or assignable by Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the laws of descent and distribution or as consistent with the specific Plan and Award Agreement provisions relating thereto. During the lifetime of the Participant an Award shall be exercisable only by the Participant, and any elections with respect to an Award, may be made only by the Participant.

     12. Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) in the Award Agreement (a) a right of first refusal to purchase all Shares that a Participant (or a subsequent transferee) may propose to transfer to a third party, and/or (b) a right to repurchase a portion of or all Shares held by a Participant following such Participant's Termination at any time within ninety (90) days after the later of Participant's Termination Date and the date Participant purchases Shares under the Plan, for cash or cancellation of purchase money indebtedness, at: (A) with respect to Shares that are "Vested" (as defined in the Award Agreement), the higher of: (l) Participant's original Purchase Price, or (2) the Fair Market Value of such Shares on Participant's Termination Date, provided, such right of repurchase terminates when the Company's securities become publicly traded; or
(B) with respect to Shares that are not "Vested" (as defined in the Award Agreement), at the Participant's original Purchase Price, provided, that the right to repurchase at the original Purchase Price lapses at the rate of at least 20% per year over 5 years from the date the Shares were purchased, and if the right to repurchase is assignable, the assignee must pay the Company, upon assignment of the right to repurchase, cash equal to the excess of the Fair Market Value of the Shares over the original Purchase Price.

     13. Certificates. All certificates for Shares or other securities delivered under the Plan shall be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed.

     14. Escrow; Pledge of Shares. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under the Plan shall be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of Participant's obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company shall have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant's Shares or other collateral. In connection with any pledge of the Shares, Participant shall be required to execute and deliver a written pledge agreement in such form as the Committee shall from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a prorata basis as the promissory note is paid.

     15. Exchange and Buyout of Awards. The Committee may, at any time or from time to time, authorize the Company, with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Committee may at any time buy from a Participant an Award previously granted with payment in cash, Shares (including Restricted Stock) or other consideration, based on such terms and conditions as the Committee and the Participant shall agree.

     16. Securities Law and Other Regulatory Compliance. An Award shall not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in the Plan, the Company shall have no obligation to issue or deliver certificates for Shares under the Plan prior to (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and/or (b) completion of any registration or other qualification of such shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company shall be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company shall have no liability for any inability or failure to do so.

     17. No Obligation to Employ. Nothing in the Plan or any Award granted under the Plan shall confer or be deemed to confer on any Participant any right to continue in the employ of, or other relationship with, the Company or any Parent, Subsidiary or Affiliate of the Company or limit in any way the right of the Company or any Parent, Subsidiary or Affiliate of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

     18. Corporate Transactions.

        18.1  Assumption or Replacement of Awards by Successor. In the event of
(a) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the shareholders of the Company and the Awards granted under the Plan are assumed or replaced by the successor corporation, which assumption shall be binding on all Participants),
(b) a dissolution or liquidation of the Company, (c) the sale of substantially all of the assets of the Company, or (d) any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Code wherein the shareholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company), any or all outstanding Awards may be assumed or replaced by the successor corporation, which assumption or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to shareholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject repurchase restrictions no less favorable to the Participant.

        18.2 Expiration of Options. In the event such successor corporation, if any, refuses to assume or substitute the Options, as provided above, pursuant to a transaction described in Subsection 18.1(a) above, such Options shall expire on such transaction at such time and on such conditions as the Board shall determine. In the event such successor corporation, if any, refuses to assume or substitute the Options as provided above, pursuant to a transaction described in Subsections 18.1(b), (c) or (d) above, or there is no successor corporation, and if the Company ceases to exist as a separate corporate entity, then, notwithstanding any contrary terms in the Award Agreement, the Options shall expire on a date at least twenty (20) days after the Board gives written notice to Participants specifying the terms and conditions of such termination.

        18.3 Other Treatment of Awards. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 18, in the event of the occurrence of any transaction described in Section 18.1, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, sale of assets or other "corporate transaction."

        18.4 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either (a) granting an Award under the Plan in substitution of such other company's award, or (b) assuming such award as if it had been granted under the Plan if the terms of such assumed award could be applied to an Award granted under the Plan. Such substitution or assumption shall be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under the Plan if the other company had applied the rules of the Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award shall remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such option will be adjusted appropriately pursuant to
Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price.

        18.5 Acceleration of Officer Options. The Committee in its sole discretion may grant Options to certain officers under which the vesting will accelerate upon the occurrence of a transaction described in Subsections 18.1(a), 18.1(b), 18.1(c) or 18.1(d) above in which there is a successor corporation, as to an additional 1/48th of the Shares subject to such Options for each month of employment the officer completed with the Company from the date of the grant to the date of transaction. In addition, the vesting of such Options shall accelerate for an additional twenty four months at the rate of 1/48th of the Shares subject to such option; provided that: (i) if requested to do so, the officer remains employed with the successor for a period of six months following the date of such transaction or (ii) the officer is not requested to remain with the successor following the date of such transaction.

     19. Adoption and Shareholder Approval. The Plan shall become effective on the date that it is adopted by the Board (the "Effective Date"). The Plan shall be approved by the shareholders of the Company (excluding Shares issued pursuant to this Plan), consistent with applicable laws, within twelve months before or after the Effective Date. Upon the Effective Date, the Board may grant Awards pursuant to the Plan; provided, however, that: (a) no Option may be exercised prior to initial shareholder approval of the Plan; (b) no Option granted pursuant to an increase in the number of Shares approved by the Board shall be exercised prior to the time such increase has been approved by the shareholders of the Company; and (c) in the event that shareholder approval is not obtained within the time period provided herein, all Awards granted hereunder shall be cancelled, any Shares issued pursuant to any Award shall be cancelled and any purchase of Shares hereunder shall be rescinded.

     20. Term of Plan. The Plan will terminate ten (10) years from the Effective Date or, if earlier, the date of shareholder approval.

     21. Amendment or Termination of Plan. The Board may at any time terminate or amend the Plan in any respect, including without limitation amendment of any form of Award Agreement or instrument to be executed pursuant to the Plan; provided, however, that the Board shall not, without the approval of the shareholders of the Company, amend the Plan in any manner that requires such shareholder approval pursuant to the Code or the regulations promulgated thereunder as such provisions apply to ISO plans.

     22. Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the shareholders of the Company for approval, nor any provision of the Plan shall be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and bonuses otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

     23. Governing Law. The Plan and all agreements, documents and instruments entered into pursuant to the Plan shall be governed by and construed in accordance with the internal laws of the State of California, excluding that body of law pertaining to conflict of laws.

     24. Definitions. As used in the Plan, the following terms shall have the following meanings:

        "Affiliate" means any corporation that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, another corporation, where "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to cause the direction of the management and policies of the corporation, whether through the ownership of voting securities, by contract or otherwise.

        "Award" means any award under the Plan, including any Option, Restricted Stock or Stock Bonus.

        "Award Agreement" means, with respect to each Award, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

        "Board" means the Board of Directors of the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Committee" means the committee appointed by the Board to administer the Plan, or if no committee is appointed, the Board.

        "Company" means VERITAS Software Corporation, a corporation organized under the laws of the State of California, any successor corporation thereto and any corporation that assumes the Plan.

        "Disability" means a disability, whether temporary or permanent, partial or total, within the meaning of Section 22(e)(3) of the Code, as determined by the Committee.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Exercise Price" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

        "Fair Market Value" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

             (a) if such Common Stock is then quoted on the Nasdaq National Market, its last reported sale price on the Nasdaq National Market or, if no such reported sale takes place on such date, the average of the closing bid and asked prices;

             (b) if such Common Stock is publicly traded and is then listed on a national securities exchange, the last reported sale price or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on the principal national securities exchange on which the Common Stock is listed or admitted to trading;

             (c) if such Common Stock is publicly traded but is not quoted on the Nasdaq National Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on such date, as reported by The Wall Street Journal, for the over-the-counter market; or

             (d) if none of the foregoing is applicable, by the Board of Directors of the Company in good faith.

        "Insider" means an officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

        "Option" means an award of an option to purchase Shares pursuant to
Section 5.

        "Outside Director" means any director who is not (i) a current employee of the Company or any Parent, Subsidiary or Affiliate of the Company; (ii) a former employee of the Company or any Parent, Subsidiary or Affiliate of the Company who is receiving compensation for prior services (other than benefits under a tax-qualified pension plan); (iii) a current or former officer of the Company or any Parent, Subsidiary or Affiliate of the Company; or (iv) currently receiving compensation for personal services in any capacity, other than as a director, from the Company or any Parent, Subsidiary or Affiliate of the Company; provided, however, that at such time as the term "Outside Director", as used in Section 162(m) is defined in regulations promulgated under Section 162(m) of the Code, "Outside Director" shall have the meaning set forth in such regulations, as amended from time to time and as interpreted by the Internal Revenue Service.

        "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if at the time of the granting of an Award under the Plan, each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        "Participant" means a person who receives an Award under the Plan.

        "Plan" means this VERITAS Software Corporation 1993 Equity Incentive Plan, as amended from time to time.

        "Restricted Stock Award" means an award of Shares pursuant to Section 6.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Shares" means shares of the Company's Common Stock reserved for issuance under the Plan, as adjusted pursuant to Sections 2 and 15, and any successor security.

        "Stock Bonus" means an award of Shares, or cash in lieu of Shares, pursuant to Section 7.

        "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

        "Termination" or "Terminated" means, for purposes of the Plan with respect to a Participant, that the Participant has ceased to provide services as an employee, director, consultant, independent contractor or adviser, to the Company or a Parent, Subsidiary or Affiliate of the Company, except in the case of sick leave, military leave, or any other leave of absence approved by the Committee, provided, that such leave is for a period of not more than ninety
(90) days, or reinstatement upon the expiration of such leave is guaranteed by contract or statute. The Committee shall have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "Termination Date").

                                                                      APPENDIX R

                                    FORM OF
                          VERITAS SOFTWARE CORPORATION
                       1993 EMPLOYEE STOCK PURCHASE PLAN

             ADOPTED BY THE BOARD OF DIRECTORS ON OCTOBER 1, 1993,
                 AMENDED JULY 20, 1994, AMENDED APRIL 17, 1996,
             AMENDED JANUARY 12, 1997 AND AMENDED           , 1999

 1. Establishment of Plan

     VERITAS Software Corporation, a corporation organized under the laws of the State of California, any successor corporation thereto and any corporation that assumes the Plan (the "Company") proposes to grant options for purchase of the Company's Common Stock (references to Common Stock herein includes any successor security thereto) to eligible employees of the Company and its Subsidiaries (as hereinafter defined) pursuant to this Employee Stock Purchase Plan (this "Plan"). For purposes of this Plan, "Parent Corporation" and "Subsidiary" (collectively, "Subsidiaries") shall have the same meanings as "parent corporation" and "subsidiary corporation" in Sections 424(e) and 424(f), respectively, of the Internal Revenue Code of 1986, as amended (the "Code"). The Company intends the Plan to qualify as an "employee stock purchase plan" under
Section 423 of the Code (including any amendments to or replacements of such section), and the Plan shall be so construed. Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. A total of 2,250,000 shares of the Company's Common Stock is reserved for issuance under the Plan. In addition, on each January 1, the aggregate number of shares of the Company's Common Stock reserved for issuance under this Plan shall be increased automatically by a number of shares equal to one percent (1%) of the total outstanding shares of the Company as of the immediately preceding December 31; provided, however, that such increase shall in no event exceed 2,000,000 shares per year. Such numbers shall be subject to adjustments effected in accordance with Section 14 of the Plan.

 2. Purposes

     The purpose of the Plan is to provide employees of the Company and Subsidiaries designated by the Board of Directors of the Company (the "Board") as eligible to participate in the Plan with a convenient means of acquiring an equity interest in the Company through payroll deductions, to enhance such employees' sense of participation in the affairs of the Company and Subsidiaries, and to provide an incentive for continued employment.

 3. Administration

     This Plan may be administered by the Board or a committee appointed by the Board (the "Committee"). As used in this Plan, references to the "Committee" shall mean either such committee or the Board if no committee has been established. Subject to the provisions of the Plan and the limitations of
Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of the Plan shall be determined by the Board and its decisions shall be final and binding upon all participants. Members of the Board shall receive no compensation for their services in connection with the administration of the Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

 4. Eligibility

     Any employee of the Company or the Subsidiaries is eligible to participate in an Offering Period (as hereinafter defined) under the Plan except the following:

        (a) employees who are not employed by the Company or Subsidiaries on the fifteenth (15th) day of the month before the beginning of such Offering Period; provided, however that employees who are employed by the Company or Subsidiaries on the date the NSMG Combination (as hereinafter defined) is consummated and satisfy all other eligibility requirements will be eligible to participate in the Additional Offering Period (as hereinafter defined):

        (b) employees who are customarily employed for less than 20 hours per week;

        (c) employees who are customarily employed for less than 5 months in a calendar year;

        (d) employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock or who, as a result of being granted an option under the Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries.

 5. Offering Dates

     The Offering Periods of the Plan (the "Offering Period") shall be of twenty four (24) months duration commencing on August 16 and February 16 of each year and ending on the second February 15 and August 15, respectively, thereafter; provided, however, that if the merger with VERITAS Holding Corporation (the "NSMG Combination") is consummated on or after February 16, 1999 and before August 16, 1999, an additional Offering Period (the "Additional Offering Period") shall commence on the date the NSMG Combination is consummated and shall end on February 15, 2001. Except for the Additional Offering Period, each Offering Period shall consist of four (4) six-month purchase periods (individually, a "Purchase Period") during which payroll deductions of the participants are accumulated under this Plan. The Additional Offering Period shall consist of no fewer than three Purchase Periods, any of which may be greater or less than six months as determined by the Committee. The first business day of each Offering Period is referred to as the "Offering Date". The last business day of each Purchase Period is referred to as the "Purchase Date". The Board shall have the power to change the duration of Offering Periods or Purchase Periods with respect to future offerings without shareholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period or Purchase Period to be affected. Any Offering Period and Purchase Period that is in progress on the date that the Plan is assumed by a corporation shall continue unchanged.

 6. Participation in the Plan

     Eligible employees may become participants in an Offering Period under the Plan on the first Offering Date after satisfying the eligibility requirements by delivering a subscription agreement to the Company's or Subsidiary's (whichever employs such employee) treasury department (the "Treasury Department") no later than the five (5) business days prior to such Offering Date unless a later time for filing the subscription agreement authorizing payroll deductions is set by the Board for all eligible employees with respect to a given Offering Period. An eligible employee who does not deliver a subscription agreement to the Treasury Department by such date after becoming eligible to participate in such Offering Period shall not participate in that Offering Period or any subsequent Offering Period unless such employee enrolls in the Plan by filing a subscription agreement with the Treasury Department not later than the 15th day of the month preceding a subsequent Offering Date. Once an employee becomes a participant in an Offering Period, such employee will automatically participate in the Offering Period commencing immediately following the last day of the prior Offering Period unless the employee withdraws from the Plan or terminates further participation in the Offering Period as set forth in Section 11 below. Such participant is not required to file any additional subscription agreement in order to continue participation in the Plan. A participant in the Plan may participate only in one Offering Period at any time.

 7. Grant of Option on Enrollment

     Enrollment by an eligible employee in the Plan with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such employee of an option to purchase on each Purchase Date in such Offering Period up to that number of shares of Common Stock of the Company determined by dividing the amount accumulated in such employee's payroll deduction account during such Purchase Period by the lower of (i) eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock on the Offering Date (the "Entry Price") or (ii) eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock on the Purchase Date; provided, however, that the number of shares of the Company's Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (a) the maximum number of shares set by the Board pursuant to Section 10(c) below with respect to each applicable Purchase Period, or (b) 200% of the number of shares determined by using 85% of the fair market value of a share of the Company's Common Stock on the Offering Date as the denominator. Fair market value of a share of the Company's Common Stock shall be determined as provided in Section 8 hereof.

 8. Purchase Price

     The purchase price per share at which a share of Common Stock will be sold in any Offering Period shall be 85 percent of the lesser of:

        (a) The fair market value on the applicable Offering Date; or

        (b) The fair market value on the applicable Purchase Date in such Offering Period.

     For purposes of the Plan, the term "fair market value" on a given date shall mean the fair market value of the Company's Common Stock as determined by the Committee from time to time in good faith. If a public market exists for the shares, the fair market value shall be the average of the last reported bid and asked prices for the Common Stock of the Company on the last trading day prior to the date of determination, or, in the event the Common Stock of the Company is listed on the Nasdaq National Market, the fair market value shall be the average of the high and low prices of the Common Stock on the determination date as quoted on the Nasdaq National Market and reported in The Wall Street Journal.

 9. Payment of Purchase Price; Changes in Payroll Deductions; Issuance of Shares

     (a) The purchase price of the shares is accumulated by regular payroll deductions made during each Purchase Period. The deductions are made as a percentage of the participant's compensation in one percent increments not less than 2 percent nor greater than 10 percent, not to exceed $25,000 per year or such lower limit set by the Committee. Compensation shall mean all W-2 compensation, including, but not limited to base salary, wages, commissions, overtime, shift premiums and bonuses, plus draws against commissions; provided, however, that for purposes of determining a participant's compensation, any election by such participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code shall be treated as if the participant did not make such election. Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in the Plan.

     (b) A participant may lower (but not increase) the rate of payroll deductions during an Offering Period by filing with the Treasury Department a new authorization for payroll deductions, in which case the new rate shall become effective for the next payroll period commencing more than 15 days after the Treasury Department's receipt of the authorization and shall continue for the remainder of the Offering Period unless changed as described below. Such change in the rate of payroll deductions may be made at any time during an Offering Period, but not more than one change may be made effective during any Purchase Period. A participant may increase or decrease the rate of payroll deductions for any subsequent Offering Period by filing with the Treasury Department a new authorization for payroll deductions not later than the 15th day of the month before the beginning of such Offering Period.

     (c) All payroll deductions made for a participant are credited to his or her account under the Plan and are deposited with the general funds of the Company. No interest accrues on the payroll deductions. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

     (d) On each Purchase Date, so long as the Plan remains in effect and provided that the participant has not submitted a signed and completed withdrawal form before that date which notifies the Company that the participant wishes to withdraw from that Offering Period under the Plan and have all payroll deductions accumulated in the account maintained on behalf of the participant as of that date returned to the participant, the Company shall apply the funds then in the participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of the Plan. Any cash remaining in a participant's account after such purchase of shares shall be refunded to such participant in cash, without interest; provided, however, that any amount remaining in such participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock of the Company shall be carried forward, without interest, into the next Purchase Period or Offering Period, as the case may be. In the event that the Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the participant, without interest. No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in the Plan has terminated prior to such Purchase Date.

     (e) As promptly as practicable after the Purchase Date, the Company shall arrange the delivery to each participant of a certificate representing the shares purchased upon exercise of his option.

     (f) During a participant's lifetime, such participant's option to purchase shares hereunder is exercisable only by him or her. The participant will have no interest or voting right in shares covered by his or her option until such option has been exercised. Shares to be delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse.

10. Limitations on Shares to be Purchased

     (a) No employee shall be entitled to purchase stock under the Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Subsidiary, exceeds $25,000 in fair market value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which the employee participates in the Plan. The Company shall automatically suspend the payroll deductions of any participant as necessary to enforce such limit provided that when the Company automatically resumes such payroll deductions, the Company must apply the rate in effect immediately prior to such suspension.

     (b) No more than 200% of the number of shares determined by using 85% of the fair market value of a share of the Company's Common Stock on the Offering Date as the denominator may be purchased by a participant on any single Purchase Date.

     (c) No employee shall be entitled to purchase more than the Maximum Share Amount (as defined below) on any single Purchase Date. Not less than thirty days prior to the commencement of any Purchase Period, the Board may, in its sole discretion, set a maximum number of shares which may be purchased by any employee at any single Purchase Date (hereinafter the "Maximum Share Amount"). In no event shall the Maximum Share Amount exceed the amounts permitted under
Section 10(b) above. If a new Maximum Share Amount is set, then all participants must be notified of such Maximum Share Amount not less than fifteen days prior to the commencement of the next Purchase Period. Once the Maximum Share Amount is set, it shall continue to apply with respect to all succeeding Purchase Dates and Purchase Periods unless revised by the Board as set forth above.

     (d) If the number of shares to be purchased on a Purchase Date by all employees participating in the Plan exceeds the number of shares then available for issuance under the Plan, the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Board shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares to be purchased under a participant's option to each participant affected thereby.

     (e) Any payroll deductions accumulated in a participant's account which are not used to purchase stock due to the limitations in this Section 10 shall be returned to the participant as soon as practicable after the end of the Purchase Period or Offering Period, as the case may be, without interest.

11. Withdrawal

     (a) Each participant may withdraw from an Offering Period under the Plan by signing and delivering to the Treasury Department notice on a form provided for such purpose. Such withdrawal may be elected at any time at least 15 days prior to the end of a Purchase Period.

     (b) Upon withdrawal from the Plan, the accumulated payroll deductions shall be returned to the withdrawn participant, without interest, and his or her interest in the Plan shall terminate. In the event a participant voluntarily elects to withdraw from the Plan, he or she may not resume his or her participation in the Plan during the same Offering Period, but he or she may participate in any Offering Period under the Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions in the same manner as set forth above for initial participation in the Plan.

     (c) A participant may participate in the current Purchase Period under an Offering Period (the "Current Offering Period") and enroll in the Offering Period commencing immediately after such Purchase Period (the "New Offering Period") by (i) withdrawing from participation in the Current Offering Period effective as of the last day of a Purchase Period within that Offering Period and (ii) enrolling in the New Offering Period. Such withdrawal and enrollment shall be effected by filing with the Treasury Department at least 15 days prior to the end of an Offering Period such form or forms as are provided for such purposes.

12. Termination of Employment

     Termination of a participant's employment for any reason, including retirement, death or the failure of a participant to remain an eligible employee, immediately terminates his or her participation in the Plan. In such event, the payroll deductions credited to the participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest. For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company in the case of sick leave, military leave, or any other leave of absence approved by the Board; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

13. Return of Payroll Deductions

     In the event a participant's interest in the Plan is terminated by withdrawal, termination of employment or otherwise, or in the event the Plan is terminated by the Board, the Company shall promptly deliver to the participant all payroll deductions credited to his account. No interest shall accrue on the payroll deductions of a participant in the Plan.

14. Capital Changes

     Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each option under the Plan which has not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but have not yet been placed under option (collectively, the "Reserves"), as well as the price per share of Common Stock covered by each option under the Plan which has not yet been exercised, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an option.

     In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that the options under the Plan shall terminate as of a date fixed by the Board and give each participant the right to exercise his or her option as to all of the optioned stock, including shares which would not otherwise be exercisable. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each option under the Plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the participant shall have the right to exercise the option as to all of the optioned stock. If the Board makes an option exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the participant that the option shall be fully exercisable for a period of twenty (20) days from the date of such notice, and the option will terminate upon the expiration of such period.

     The Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per share of Common Stock covered by each outstanding option, in the event that the Company effects one or more reorganizations, recapitalizations, rights offerings or other increases or reductions of shares of its outstanding Common Stock, or in the event of the Company being consolidated with or merged into any other corporation.

15. Nonassignability

     Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

16. Reports

     Individual accounts will be maintained for each participant in the Plan. Each participant shall receive promptly after the end of each Purchase Period a report of his or her account setting forth the total payroll deductions accumulated, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.

17. Notice of Disposition

     Each participant shall notify the Company if the participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two years from the Offering Date or within one year from the Purchase Date on which such shares were purchased (the "Notice Period"). Unless such participant is disposing of any of such shares during the Notice Period, such participant shall keep the certificates representing such shares in his or her name (and not in the name of a nominee) during the Notice Period. The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to the Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18. No Rights to Continued Employment

     Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Subsidiary, or restrict the right of the Company or any Subsidiary to terminate such employee's employment.

19. Equal Rights and Privileges

     All eligible employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of the Plan which is inconsistent with
Section 423 or any successor provision of the Code shall, without further act or amendment by the Company or the Board, be reformed to comply with the requirements of Section 423. This Section 19 shall take precedence over all other provisions in the Plan.

20. Notices

     All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. Term; Shareholder Approval

     This Plan shall become effective on the date that it is adopted by the Board of the Company. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve months before or after the date this Plan is adopted by the Board. No purchase of shares pursuant to the Plan shall occur prior to such shareholder approval. The Plan shall continue until the earlier to occur of termination by the Board, issuance of all of the shares of Common Stock reserved for issuance under the Plan, or one (1) year from the adoption of the Plan by the Board (unless extended by the Board for a period of up to ten (10) years from the adoption date.)

22. Designation of Beneficiary

     (a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of a Purchase Period but prior to delivery to him of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to a Purchase Date.

     (b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23. Conditions Upon Issuance of Shares; Limitation on Sale of Shares

     Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

24. Applicable Law

     The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of California.

25. Amendment or Termination of the Plan

     The Board may at any time amend, terminate or extend the term of the Plan, except that any such termination cannot affect options previously granted under the Plan, nor may any amendment make any change in an option previously granted which would adversely affect the right of any participant, nor may any amendment be made without approval of the stockholders of the Company obtained in accordance with Section 21 hereof within 12 months of the adoption of such amendment (or earlier if required by Section 21) if such amendment would:

        (a) increase the number of shares that may be issued under the Plan; or

        (b) change the designation of the employees (or class of employees) eligible for participation in the Plan.

                                                                      APPENDIX S

            THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

                                       OF

                             SEAGATE SOFTWARE, INC.

     Stephen J. Luczo and Susan J. Wolfe certify that:

     1. They are the Chairman of the Board of Directors and Secretary, respectively, of Seagate Software, Inc., a Delaware corporation (the "Corporation").

     2. The Certificate of Incorporation of the Corporation, under the name of ConnerSoft, Inc., was filed on November 10, 1993. This Third Amended and Restated Certificate of Incorporation restates, integrates and further amends the Second Amended and Restated Certificate of Incorporation (the "Second Certificate") was filed on June 21, 1996 and the Certificate of the Powers, Designations, Preferences and Rights of the Special Voting Preferred Stock filed on December 20, 1996 (the "Special Voting Certificate"). The text of the Second Certificate and the Special Voting Certificate are hereby amended and restated in their entirety to read as follows:

                                   ARTICLE I

     The name of the Corporation (the "Corporation") is Seagate Software, Inc.

                                   ARTICLE II

     The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle; and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

                                  ARTICLE III

     The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful business, promote any lawful purpose, and engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

                                   ARTICLE IV

     The Corporation is authorized to issue two classes of shares to be designated, respectively, "Common Stock" and "Preferred Stock". The number of shares of Common Stock authorized to be issued is Three Hundred Million (300,000,000), par value $.001 per share, and the number of shares of Preferred Stock authorized to be issued is Seventy-Three Million (73,000,000), par value $0.001. Of the Preferred Stock, 54,633,333 shall be designated Series A Preferred Stock and One (1) share shall be designated Special Voting Preferred Stock.

     The undesignated 18,366,666 shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the number of shares of any such series. The Board of Directors is also authorized to determine or alter the powers, designations, preferences, rights and restrictions to be imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

     The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following: (a) the number of shares constituting that series and the distinctive designation of that series; (b) the dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
(c) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights; (d) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate or conversion price in such events as the Board of Directors shall determine; (e) whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; (f) whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund; (g) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series; and (h) any other relative rights, preferences and limitations of that series.

     The relative designations, rights, preferences and restrictions granted to or imposed upon the Series A Preferred Stock, the Special Voting Preferred Stock and the Common Stock are as follows:

     1. Dividends

        (a) Non-Cumulative Dividends. Subject to the provisions set forth below, the holders of shares of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors (the "Board") out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any stock split, stock dividend, combination, recapitalization and the like (collectively, a "Recapitalization") with respect to the Series A Preferred Stock), prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock) on the Common Stock of the Corporation. Such dividends shall not be cumulative, and no right shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on such shares are not declared or paid in any year.

        (b) The Special Voting Preferred Stock shall not be entitled to receive any dividends declared and paid by the Corporation.

        (c) Notwithstanding the provisions of Sections 2(a) and 2(b), the Corporation may at any time, out of funds legally available therefor, repurchase shares of Common Stock of the Corporation (i) issued to or held by employees, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services, pursuant to any agreement providing for such right of repurchase, or (ii) issued to or held by any person subject to the Corporation's right of first refusal to purchase such shares where the purchase is pursuant to the exercise of such right of first refusal, in either case whether or not dividends on the Series A Preferred Stock shall have been declared and paid or funds set aside therefor.

        (d) Notwithstanding the provisions of this Section 2 set forth above, in the event any dividend shall be paid to the holders of Common Stock such dividend shall be distributed among the holders of the Common Stock and the Series A Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon the conversion of the Series A Preferred Stock held by them.

     2. Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), a distribution shall be made to the holders of Series A Preferred Stock and the Special Voting Preferred Stock in respect of such Series A Preferred Stock and the Special Voting Preferred Stock before any amount shall be paid to the holders of Common Stock in respect of such Common Stock, in the following manner:

        (a) Series A Preferred Stock. The holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of the assets of the Corporation to the holders of the Common Stock by reason of their ownership thereof as a result of a Liquidation Event, an amount per share equal to (i) $7.50, as adjusted to reflect any Recapitalization of the Series A Preferred Stock, plus (ii) all accrued or declared but unpaid dividends, if any. If, upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of their full liquidation preference, then the entire assets and funds of the Corporation legally available for distribution to the holders of capital stock shall be distributed ratably among the holders of the Series A Preferred Stock.

        (b) Special Voting Preferred Stock. In the event of any Liquidation Event, and subject to any prior rights of holders of shares of preferred stock ranking senior to the Special Voting Preferred Stock, a distribution shall be made to the holder of the share of Special Voting Preferred Stock in respect of such Special Voting Preferred Stock in an amount equal to $1.00, together with payment to any class of stock ranking equally with the Special Voting Preferred Stock, and before payment shall be made to holders of any stock ranking on liquidation junior to the Special Voting Preferred Stock. The Special Voting Preferred Stock shall rank pari passu with the Series A Preferred Stock of the Corporation in all respects.

        (c) Series A Preferred Stock and Common Stock. After payment has been made to the holders of the Series A Preferred Stock and the Special Voting Preferred Stock of the full amounts to which they shall be entitled as set forth in Sections 3(a) and 3(b) above, then the entire remaining assets and funds of the Corporation shall be distributed among the holders of the Common Stock and the Series A Preferred Stock in proportion to the shares of Common Stock then held by them and the shares of Common Stock which they then have the right to acquire upon the conversion of the Series A Preferred Stock held by them.

        (d) Events Deemed a Liquidation. A consolidation or merger of the Corporation with or into any other corporation or the sale or other transfer in a single transaction or a series of related transactions of all or substantially all of the assets of this Corporation, or any other reorganization of this Corporation shall be deemed a Liquidation Event of the Corporation for purposes of this Section 2; provided that the merger or consolidation of the Corporation with or into a wholly-owned subsidiary of the Corporation or into another corporation or person or entity in which the holders of the capital stock of the Corporation hold at least 50% of the voting securities of the surviving entity shall not be deemed to be a Liquidation Event of the Corporation; provided further, however, that the contribution of substantially all of the assets related to the Network & Storage Management Group business of the Corporation to a third party for which the consideration received is capital stock of the third party shall not be a Liquidation Event.

        (e) Valuation of Property. In the event the Corporation proposes to distribute assets other than cash in connection with any Liquidation Event of the Corporation, the value of the assets to be distributed upon the occurrence of a Liquidation Event shall be determined in good faith by the Board of Directors of the Corporation.

     3. Voting Rights.

        (a) Subject to the provision for adjustment hereinafter set forth, the holder of each share of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock could be converted at the record date for the determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of the stockholders is solicited. Holders of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes by the holders of Series A Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) be rounded down to the nearest whole number.

        (b) Except as otherwise required by law and notwithstanding Section 3(a) of Article V below, so long as Seagate Technology International Holdings, a Cayman Islands corporation ("Seagate Cayman Holdings"), is the holder of record of the share of Special Voting Preferred Stock, then Seagate Cayman Holdings shall have a number of votes equal to the number of votes that Seagate Cayman Holdings, as holder of outstanding Class B Exchangeable Shares (the "Exchangeable Shares") of Seagate Software Information Management Group, Inc. ("Seagate Canada"), from time to time would be entitled to if all such Exchangeable Shares were exchanged by Seagate Cayman Holdings, at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of the stockholders is solicited, for shares of the Series A Preferred pursuant to the terms of the Exchangeable Shares, in each case for the election of directors and on all matters submitted to a vote of the stockholders of the Corporation.

        (c) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock, the holder of the Special Voting Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation, and except as required by law, holders of Series A Preferred Stock or the Special Voting Preferred Stock shall have no special voting rights.

     4. Conversion. The Special Voting Preferred Stock shall not be convertible. The holders of the Series A Preferred Stock have conversion rights as follows:

        (a) Right to Convert. Each share of Series A Preferred Stock shall initially be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Series A Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $7.50 by the Conversion Price, determined as provided below, at the time of conversion. The price at which shares of Common Stock shall be deliverable upon conversion of the shares of Series A Preferred Stock without the payment of any additional consideration by the holders thereof, shall initially be $7.50 per share of Common Stock (the "Conversion Price"). Such initial Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series A Preferred Stock is convertible, as provided below. Upon conversion, the holder's right to any accrued or declared but unpaid dividends on such shares to be converted shall be forfeited and the holder shall no longer be entitled to any such dividends.

        (b) Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of securities for the account of the Corporation to the public. Upon conversion, the holder's right to any accrued or declared but unpaid dividends on such shares to be converted shall be forfeited and the holder shall no longer be entitled to any such dividends.

        (c) Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation at its election shall either (i) pay cash equal to such fraction multiplied by the then effective Conversion Price, or (ii) issue one whole share of Common Stock for each fractional share to which the holder would otherwise be entitled.

     Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock and to receive certificates therefor, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series A Preferred Stock and shall give written notice to the Corporation at such office that he or she elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Section 4(b) hereof, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless and until the certificates evidencing such shares of Series A Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he or she shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, or, in the case of automatic conversion, immediately prior to the occurrence of the event leading to such automatic conversion, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

        (d) Adjustments to Conversion Price for Diluting Issues.

             (i) Special Definitions. For purposes of this Section 4(d), the following definitions shall apply:

                  (1) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

                  (2) "Original Issue Date" shall mean April 4, 1996.

                  (3) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

                  (4) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by the Corporation after the Original Issue Date, other than shares of Common Stock issued or issuable:

                      (A) upon conversion of shares of Series A Preferred Stock;

                      (B) as a dividend or distribution on Series A Preferred Stock or any event for which adjustment is made pursuant to Section 4(d)(vi) hereof;

                      (C) pursuant to equipment lease financing transactions approved by the Board of Directors;

                      (D) to directors and employees of, and consultants to, the Corporation, its parent company or subsidiaries, in a manner determined by the Board of Directors including, without limitation, any options or Common Stock issuable pursuant to the 1996 Stock Option Plan, as such plan may be amended from time to time by the Board of Directors of the Corporation; or

                      (E) by way of dividend or other distribution on shares of Common Stock excluded from the definition of Additional Shares of Common Stock by the foregoing clause(s) (A), (B), (C), (D) or this clause (E).

             (ii) No Adjustment of Conversion Price. No adjustment in the number of shares of Common Stock into which the Series A Preferred Stock is convertible shall be made, by adjustment in the Conversion Price of such Series A Preferred Stock in respect of the issuance of Additional Shares of Common Stock or otherwise, unless the consideration per share (determined pursuant to Section 4(d)(v) below) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price of such Series A Preferred Stock in effect on the date of, and immediately prior to, the issue of such Additional Share of Common Stock.

             (iii) Deemed Issuances of Additional Shares of Common Stock.

                  (1) Options and Convertible Securities. Except as otherwise provided in Section 4(d)(ii), in the event the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

                      (A) no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                      (B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, or decrease or increase in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

                      (C) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

                          (x) in the case of Convertible Securities or Options
for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

                          (y) in the case of Options for Convertible Securities
only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v), upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

                      (D) no readjustment pursuant to clauses (B) or (C) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price on the original adjustment date, or (ii) the Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date; and

                      (E) in the case of any Options which expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options issued on the same date, whereupon such adjustment shall be made in the same manner provided in clause (C) above.

                  (2) Stock Dividends, Stock Distributions and Subdivisions. In the event the Corporation at any time or from time to time after the Original Issue Date shall declare or pay any dividend or make any other distribution on the Common Stock payable in Common Stock, or effect a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), then and in any such event, Additional Shares of Common Stock shall be deemed to have been issued:

                      (A) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend or distribution, or

                      (B) in the case of any such subdivision, at the close of business on the date immediately prior to the date upon which such corporate action becomes effective.

     If such record date shall have been fixed and such dividend shall not have been paid on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this Section 4(d)(iii) as of the time of actual payment of such dividend.

             (iv) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii)(1), but excluding Additional Shares of Common Stock issued pursuant to Section 4(d)(iii)(2), which event is dealt with in Section 4(d)(vi) hereof), without consideration or for a consideration per share less than the Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Conversion Price by a fraction (x) the numerator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issue, plus (2) the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at that Conversion Price, and (y) the denominator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issue plus (2) the number of such Additional Shares of Common Stock so issued, provided that for the purposes of this Section 4(d)(iv), all shares of Common Stock issuable upon exercise, conversion or exchange of outstanding Options or Convertible Securities, as the case may be, shall be deemed to be outstanding, and immediately after any Additional Shares of Common Stock are deemed issued pursuant to Section 4(d)(iii) above, such Additional Shares of Common Stock shall be deemed to be outstanding, and provided further that the Conversion Price shall not be so reduced at such time if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

                  (v) Determination of Consideration. For purposes of this
Section 4(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

                  (1) Cash and Property. Such consideration shall:

                      (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends and prior to any commissions or expenses paid by the Corporation;

                      (B) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

                      (C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

                  (2) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4(d)(iii)(1), relating to Options and Convertible Securities, shall be determined by dividing

                      (A) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                      (B) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, as determined in Section 4(d)(iii) above.

             (vi) Subdivisions, Combinations, or Consolidations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided, combined or consolidated, by stock split, stock dividend, reverse stock split, combination or like event, into a greater or lesser number of shares of Common Stock, the Conversion Price then in effect shall concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted.

             (vii) Distributions Other Than Cash Dividends Out of Retained Earnings. In case the Corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends out of retained earnings) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), then, in each such case, the holders of shares of Series A Preferred Stock shall, concurrently with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which such share of Series A Preferred Stock is then convertible.

             (viii) Adjustments for Reclassification, Exchange and
Substitution. If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the Series A Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred Stock immediately before that change.

             (ix) Reorganization, Mergers, Consolidations, or Sales of
Assets. Subject to Section 2 hereof, if at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification, or exchange of shares provided for elsewhere in this Section 4) or a merger or consolidation of this Corporation with or into another corporation, or the sale of all or substantially all of this Corporation's properties and assets to any other person, then, as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Preferred Stock held by them, the number of shares of stock or other securities or property of this Corporation, or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock deliverable upon conversion would have been entitled upon such capital reorganization, merger, consolidation, or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Series A Preferred Stock after the reorganization, merger, consolidation, or sale to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series A Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

        (e) Status of Converted Stock. In case any shares of Series A Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be canceled, shall not be reissuable and shall cease to be a part of the authorized capital stock of the Corporation.

        (f) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

        (g) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against impairment.

        (h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Stock.

        (i) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

     5. Cancellation of the Special Voting Preferred Stock. At such time as the Special Voting Preferred Stock has no votes attached to it because there are no Exchangeable Shares of Seagate Canada outstanding which are owned of record by Seagate Cayman Holdings, the share of Special Voting Preferred Stock shall automatically be deemed canceled.

     6. Covenants. In addition to any other rights provided by law, so long as any Series A Preferred Stock shall be outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of such outstanding shares of Series A Preferred
Stock:

        (a) amend or repeal any provision of, or add any provision to, the Corporation's Certificate of Incorporation or Bylaws if such action would alter or change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, any Series A Preferred Stock, or increase or decrease the number of shares of Series A Preferred Stock authorized hereby;

        (b) authorize or reclassify any Common Stock or other stock of the Corporation into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock; or

        (c) pay or declare any dividend on any Common Stock (except dividends payable solely in shares of Common Stock) while the Series A Preferred Stock remains outstanding;

        (d) repurchase, acquire or retire any shares of Common Stock other than pursuant to the terms of any stock repurchase agreement between the Corporation and any stockholder in connection with the employment of, or the rendering of consulting services by, such stockholder;

        (e) enter into any agreement for, or engage in, any merger or consolidation of the Corporation with or into any other corporation (other than a merger or consolidation where the stockholders of the Corporation immediately prior to such merger of consolidation hold one hundred percent (100%) of the outstanding capital stock of the Corporation immediately following such merger or consolidation);

        (f) enter into any agreement for, or engage in, any sale, lease, exchange or distribution (in one transaction or a series of transactions) of all or substantially all of the property and assets of the Corporation; or

        (g) authorize or adopt any plan or proposal for the liquidation, dissolution or winding up of the Corporation.

                                   ARTICLE V

     To the fullest extent permitted by the General Corporation Law of Delaware as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

     The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, such person's testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

     Neither any amendment nor repeal of this Article V, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article V, shall eliminate or reduce the effect of this Article V, in respect of any matter occurring, or any cause of action, suit, claim or proceeding that, but for this
Article V, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

                                   ARTICLE VI

     This Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

                                  ARTICLE VII

     In furthermore and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

                                  ARTICLE VIII

     The number of directors which constitute the entire Board of Directors of the Corporation shall be as specified in the Bylaws of the Corporation. At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration for the term for which they are elected and until their successors have been duly elected and qualified; except that if any such election shall not be so held, such election shall take place at a stockholders' meeting called and held in accordance with the General Corporation Law of Delaware.

                                   ARTICLE IX

     This Corporation is to have perpetual existence.

     3. The total number of outstanding shares of the Corporation is shares of Common Stock, 47,433,333 shares of Series A Preferred Stock and one
(1) share of Special Voting Preferred Stock. The foregoing amendment and restatement of the Second Amended and Restated Certificate of Incorporation of the Corporation and the Certificate of the Powers, Designations, Preferences and Rights of the Special Voting Preferred Stock has been duly approved in an action by written consent by the stockholders of the Corporation's not less than 50% of each of the Common Stock and the Series A Preferred Stock and by the holder of the Special Voting Preferred Stock in accordance with Sections 228 and 242 of the General Corporation Law of Delaware.

     4. The foregoing amendment and restatement of the Second Amended and Restated Certificate of Incorporation of the Corporation and the Certificate of the Powers, Designations, Preferences and Rights of the Special Voting Preferred Stock has been adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware.

     IN WITNESS WHEREOF, said Seagate Software, Inc. has duly caused this Certificate to be signed by its Chairman, and attested to by its Secretary, this
          day of              , 1999.

                                          SEAGATE SOFTWARE, INC.
                                          a Delaware Corporation

                                          By:
                                             -----------------------------------
                                              Stephen J. Luczo, Chairman

                                          ATTEST:

                                          By:
                                             -----------------------------------
                                              Susan J. Wolfe, Secretary

                                                                      APPENDIX T

                             SEAGATE SOFTWARE, INC.

                             1996 STOCK OPTION PLAN
                (AMENDED AND RESTATED, EFFECTIVE JUNE 28, 1996)
                            (AMENDED APRIL 3, 1999)

     1. Purposes of the Plan. The purposes of this Stock Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants of the Company and its Subsidiaries and to promote the success of the Company's business. Options granted under the Plan may be incentive stock options (as defined under Section 422 of the Code) or nonstatutory stock options, as determined by the Administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code, as amended, and the regulations promulgated thereunder.

     2. Definitions. As used herein, the following definitions shall apply:

        (a) "Administrator" means the Board or any of its Committees appointed pursuant to Section 4 of the Plan.

        (b) "Board" means the Board of Directors of the Company.

        (c) "Code" means the Internal Revenue Code of 1986, as amended.

        (d) "Committee" means a Committee appointed by the Board of Directors in accordance with Section 4 of the Plan.

        (e) "Common Stock" means the Common Stock of the Company.

        (f) "Company" means Seagate Software, Inc., a Delaware corporation.

        (g) "Consultant" means any person who is engaged by the Company or any Parent or Subsidiary to render consulting or advisory services and is compensated for such services, and any director of the Company whether compensated for such services or not. If and in the event the Company registers any class of any equity security pursuant to the Exchange Act, the term Consultant shall thereafter not include directors who are not compensated for their services or are paid only a director's fee by the Company.

        (h) "Continuous Status as an Employee or Consultant" means that the employment or consulting relationship with the Company, any Parent, or Subsidiary, is not interrupted or terminated. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. A leave of absence approved by the Company shall include sick leave, military leave, or any other personal leave approved by an authorized representative of the Company. For purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract, including Company policies. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option.

        (i) "Employee" means any person, including Officers and directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a director's fee by the Company shall not be sufficient to constitute "employment" by the Company.

        (j) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (k) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

             (i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

             (ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, or;

             (iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

        (l) "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

        (m) "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

        (n) "Officer" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

        (o) "Option" means a stock option granted pursuant to the Plan.

        (p) "Optioned Stock" means the Common Stock subject to an Option.

        (q) "Optionee" means an Employee or Consultant who receives an Option.

        (r) "Parent" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

        (s) "Plan" means this 1996 Stock Option Plan.

        (t) "Section 16(b)" means Section 16(b) of the Exchange Act.

        (u) "Share" means a share of the Common Stock, as adjusted in accordance with Section 11 below.

        (v) "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

     3. Stock Subject to the Plan. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is Sixteen Million Six Hundred Thousand (16,600,000) Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

     If an Option expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated); provided, however, that Shares that have actually been issued under the Plan shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if unvested Shares are repurchased by the Company at their original purchase price, and the original purchaser of such Shares did not receive any benefits of ownership of such Shares, such Shares shall become available for future grant under the Plan. For purposes of the preceding sentence, voting rights shall not be considered a benefit of Share ownership.

     4. Administration of the Plan.

        (a) Initial Plan Procedure. Prior to the date, if any, upon which the Company becomes subject to the Exchange Act, the Plan shall be administered by the Board or a committee appointed by the Board.

        (b) Plan Procedure after the Date, if any, upon Which the Company becomes Subject to the Exchange Act.

             (i) Administration with Respect to Directors and Officers. With respect to grants of Options to Employees who are also Officers or directors of the Company, the Plan shall be administered by (A) the Board if the Board may administer the Plan in compliance with the rules under Rule 16b-3 promulgated under the Exchange Act or any successor thereto ("Rule 16b-3") relating to the disinterested administration of employee benefit plans under which Section 16(b) exempt discretionary grants and awards of equity securities are to be made, or
(B) a Committee designated by the Board to administer the Plan, which Committee shall be constituted to comply with the rules under Rule 16b-3 relating to the disinterested administration of employee benefit plans under which Section 16(b) exempt discretionary grants and awards of equity securities are to be made. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the rules under Rule 16b-3 relating to the disinterested administration of employee benefit plans under which Section 16(b) exempt discretionary grants and awards of equity securities are to be made.

             (ii) Multiple Administrative Bodies. If permitted by Rule 16b-3, the Plan may be administered by different bodies with respect to directors, non-director Officers and Employees who are neither directors nor Officers.

             (iii) Administration With Respect to Consultants and Other Employees. With respect to grants of Options to Employees or Consultants who are neither directors nor Officers of the Company, the Plan shall be administered by
(A) the Board or (B) a committee designated by the Board, which committee shall be constituted in such a manner as to satisfy the legal requirements relating to the administration of incentive stock option plans, if any, of state corporate and securities laws, of the Code, and of any applicable stock exchange (the "Applicable Laws"). Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and thereafter directly administer the Plan, all to the extent permitted by the Applicable Laws.

        (c) Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, including the approval, if required, of any stock exchange upon which the Common Stock is listed, the Administrator shall have the authority, in its discretion:

             (i) to determine the Fair Market Value of the Common Stock, in accordance with Section 2(k) of the Plan;

             (ii) to select the Consultants and Employees to whom Options may from time to time be granted hereunder;

             (iii) to determine whether and to what extent Options are granted hereunder;

             (iv) to determine the number of shares of Common Stock to be covered by each such award granted hereunder;

             (v) to approve forms of agreement for use under the Plan;

             (vi) to determine the terms and conditions of any award granted hereunder;

             (vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

             (viii) to reduce the exercise price of any Option to the then current Fair Market Value if the Fair Market Value of the Common Stock covered by such Option has declined since the date the Option was granted; and

             (ix) to construe and interpret the terms of the Plan and awards granted pursuant to the Plan.

        (d) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees and any other holders of any Options.

     5. Eligibility.

        (a) Nonstatutory Stock Options may be granted to Employees and Consultants. Incentive Stock Options may be granted only to Employees. An Employee or Consultant who has been granted an Option may, if otherwise eligible, be granted additional Options.

        (b) Each Option shall be designated in the written option agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this
Section 5(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

        (c) The Plan shall not confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate his or her employment or consulting relationship at any time, with or without cause.

        (d) Upon the Company or a successor corporation issuing any class of common equity securities required to be registered under Section 12 of the Exchange Act or upon the Plan being assumed by a corporation having a class of common equity securities required to be registered under Section 12 of the Exchange Act, the following limitations shall apply to grants of Options to
Employees:

             (i) No Employee shall be granted, in any fiscal year of the Company, Options to purchase more than 5,000,000 Shares.

             (ii) In connection with his or her initial employment, an Employee may be granted Options to purchase up to an additional 3,000,000 Shares which shall not count against the limit set forth in subsection (i) above.

             (iii) The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in
Section 11.

             (iv) If an Option is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 11), the cancelled Option will be counted against the limit set forth in subsection (i) above. For this purpose, if the exercise price of an Option is reduced, the transaction will be treated as a cancellation of the Option and the grant of a new Option.

     6. Term of Plan. The Plan shall become effective upon the earlier to occur of its adoption by the Board of Directors or its approval by the stockholders of the Company, as described in Section 17 of the Plan. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 13 of the Plan.

     7. Term of Option. The term of each Option shall be the term stated in the Option Agreement; provided, however, that the term shall be no more than ten
(10) years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Option Agreement.

     8. Option Exercise Price and Consideration.

        (a) The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

             (i) In the case of an Incentive Stock Option

                  (A) granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

                  (B) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

             (ii) In the case of a Nonstatutory Stock Option

                  (A) granted to a person who, at the time of the grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of the grant.

                  (B) granted to any person, the per Share exercise price shall be no less than 85% of the Fair Market Value per Share on the date of grant.

        (b) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may consist entirely of (1) cash, (2) check, (3) promissory note, (4) other Shares which (x) in the case of Shares acquired upon exercise of an Option have been owned by the Optionee for more than six months on the date of surrender and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, (5) delivery of a properly executed exercise notice together with such other documentation as the Administrator and the broker, if applicable, shall require to effect an exercise of the Option and delivery to the Company of the sale or loan proceeds required to pay the exercise price, (6) the cancellation of a portion of the Shares subject to the Option with a Fair Market Value equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, or (7) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company.

     9. Exercise of Option.

        (a) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, including performance criteria with respect to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan.

     An Option may not be exercised for a fraction of a Share.

             An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may, as authorized by the Administrator, consist of any consideration and method of payment allowable under Section 8(b) of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in
Section 11 of the Plan.

             Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

        (b) Termination of Employment or Consulting Relationship. In the event of termination of an Optionee's Continuous Status as an Employee or Consultant with the Company (but not in the event of an Optionee's change of status from Employee to Consultant (in which case an Employee's Incentive Stock Option shall automatically convert to a Nonstatutory Stock Option on the date three (3) months and one day from the date of such change of status) or from Consultant to Employee), such Optionee may, but only within such period of time as is determined by the Administrator, of at least thirty (30) days, with such determination in the case of an Incentive Stock Option not exceeding three (3) months after the date of such termination (but in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), exercise his or her Option to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

        (c) Disability of Optionee. In the event of termination of an Optionee's consulting relationship or Continuous Status as an Employee as a result of his or her disability, Optionee may, but only within twelve (12) months from the date of such termination (and in no event later than the expiration date of the term of such Option as set forth in the Option Agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination; provided, however, that if such disability is not a "disability" as such term is defined in Section 22(e)(3) of the Code, in the case of an Incentive Stock Option such Incentive Stock Option shall automatically convert to a Nonstatutory Stock Option on the day three months and one day following such termination. To the extent that Optionee is not entitled to exercise the Option at the date of termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

        (d) Death of Optionee. In the event of the death of an Optionee, the Option may be exercised at any time within twelve (12) months following the date of death (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent that the Optionee was entitled to exercise the Option at the date of death. If, at the time of death, the Optionee was not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall immediately revert to the Plan. If, after death, the Optionee's estate or a person who acquired the right to exercise the Option by bequest or inheritance does not exercise the Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

        (e) Rule 16b-3. Options granted to persons subject to Section 16(b) of the Exchange Act must comply with Rule 16b-3 and shall contain such additional conditions or restrictions as may be required thereunder to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

     10. Non-Transferability of Options. Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee.

     11. Adjustments Upon Changes in Capitalization or Merger.

        (a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Option, and the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Common Stock covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

        (b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify the Optionee at least fifteen (15) days prior to such proposed action. To the extent it has not been previously exercised, the Option will terminate immediately prior to the consummation of such proposed action.

        (c) Merger or Asset Sale. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, the Option may be assumed or an equivalent option may be substituted by such successor corporation or a parent or subsidiary of such successor corporation. If, in such event, the Option is not assumed or substituted, the Option shall terminate as of the date of the closing of the merger or sale of assets. For the purposes of this paragraph, the Option shall be considered assumed if, following the merger or sale of assets, the Option confers the right to purchase, for each Share of Optioned Stock subject to the Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets was not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option for each Share of Optioned Stock subject to the Option to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

     12. Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such other date as is determined by the Board. Notice of the determination shall be given to each Employee or Consultant to whom an Option is so granted within a reasonable time after the date of such grant.

     13. Amendment and Termination of the Plan. The Board may at any time amend, alter, suspend or discontinue the Plan, but no amendment, alteration, suspension or discontinuation shall be made which would impair the rights of any Optionee under any grant theretofore made, without his or her written consent. In addition, to the extent necessary and desirable to comply with Rule 16b-3 under the Exchange Act or with Sections 162(m) or 422 of the Code (or any other applicable law or regulation, including the requirements of the NASD or an established stock exchange), the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required.

     14. Conditions Upon Issuance of Shares. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

     15. Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

     16. Agreements. Options shall be evidenced by written agreements in such form as the Administrator shall approve from time to time.

     17. Stockholder Approval. Continuance of the Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted. Such stockholder approval shall be obtained in the degree and manner required under applicable state and federal law and the rules of any stock exchange upon which the Common Stock is listed.

     18. Information to Optionees and Purchasers. The Company shall provide to each Optionee, not less frequently than annually, copies of annual financial statements. The Company shall also provide such statements to each individual who acquires Shares pursuant to the Plan while such individual owns such Shares. The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

                                                                      APPENDIX U
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                  FORM 10-K/A
     (MARK ONE)

     [X]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JULY 3, 1998

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NO. 000-23169

                             SEAGATE SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                  DELAWARE                                      77-0397623
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NUMBER)

               915 DISC DRIVE                                      95066
          SCOTTS VALLEY, CALIFORNIA                             (ZIP CODE)
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (831) 438-6550
                            ------------------------

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      None

          SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
  SERIES A PREFERRED STOCK, $.001 PAR VALUE PER SHARE COMMON STOCK, $.001 PAR
                                VALUE PER SHARE

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. [X]

     The aggregate market value of the Common Stock held by non-affiliates of the registrant as of July 3, 1998 was $4,705,604. Shares of Common Stock held by each officer, each director, and each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

     The number of shares outstanding of the registrant's Common Stock as of July 3, 1998 was 975,567.

                      DOCUMENTS INCORPORATED BY REFERENCE

     None.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

CERTAIN FORWARD-LOOKING INFORMATION

     The information contained in this Form 10-K/A includes forward-looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements. Various important factors known to Seagate Software, Inc. (the "Company" or "Seagate Software") that could cause such material differences are identified in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Factors Affecting Future Operating Results" contained in Item 7 of this Form 10-K/A. Certain sections of this Form 10-K/A have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

ITEM 1. BUSINESS

GENERAL

     The Company develops and markets software products and provides related services enabling business users and information technology ("IT") professionals to store, access and manage enterprise information. Headquartered in Scotts Valley, California, the Company has over 40 offices and operations in 17 countries worldwide. The Company is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. (the "Parent Company" or "Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of July 3, 1998, the Parent Company and one of its subsidiaries held 99.7% of the Company's outstanding capital stock. On a diluted basis, the outstanding minority interests of the Company amounted to approximately 17.8%, which consisted of Common Stock and options to purchase its Common Stock issued pursuant to the Seagate Software 1996 Stock Option Plan (the "Option Plan"). Such options to purchase the Company's Common Stock are held by certain employees, directors and consultants of the Company and the Parent Company.

     The Company believes that managing the exponential growth of information and the growing need for information infrastructures combined with increasingly decentralized decision making are key challenges inherent in today's client/server computing environments. The Company's strategy is to respond to these challenges by offering Enterprise Information Management ("EIM") software solutions which consist of three core components -- Information Delivery, Information Analysis and Information Availability. The purpose of EIM is to integrate departmental information, optimize decision-making and ensure consistent access to information by providing comprehensive data availability and protection. Seagate Software is comprised of two operating groups, Information Management Group ("IMG") and Network & Storage Management Group ("NSMG"), each focused on the growing need for superior EIM.

     IMG offers business intelligence ("BI") software solutions featuring the Delivery and Analysis components of EIM. IMG's products include features such as query and reporting, automated report scheduling and distribution, information delivery across the World Wide Web, on-line analytical processing ("OLAP"), forecasting, statistical analysis, discovery and data mining.

     NSMG offers network and storage management software solutions, which focus on the Availability component of EIM by enabling IT professionals to manage distributed network resources and to secure and protect enterprise data. NSMG's products include features such as system backup, disaster recovery, migration, replication, automated client protection, storage resource management, scheduling, event correlation and desktop management.

     The Company's strategy is to deliver a comprehensive EIM solution to its customers by developing a technology roadmap that leverages the core competencies of its BI and network and storage management products. Combinations of EIM components are available today in a number of integrated solutions from the Company. Seagate Backup Exec, Seagate Desktop Management Suite, Seagate Manage Exec and Seagate NerveCenter provide the combination of Information Availability and Information Analysis by integrating technology from Seagate Crystal Reports. Seagate Crystal Reports, Seagate Crystal Info and Seagate Holos provide a combination of technology that delivers Information Delivery and Information Analysis solutions.

PRODUCTS

     Seagate Software offers a breadth of BI and network and storage management products featuring EIM functionality:

  EIM PRODUCTS FOR BUSINESS INTELLIGENCE

     - Seagate Crystal Reports for Microsoft BackOffice(TM) -- Generates a set of top-requested reports to ease systems administration functions for the Microsoft BackOffice family of products.

     - Seagate Crystal Info(TM) -- Provides decision-makers with shared access to reporting and analysis capabilities, so users get fast access to business information without having to interact with the database. Whether using a Web browser or Windows, users can schedule, view and analyze reports and multidimensional OLAP cubes in a secure environment. This product contains an enterprise-friendly multi-tier architecture to lower network traffic and increase user productivity.

     - Seagate Crystal Reports(TM) -- Provides query and report writing functions for Windows. A developer and end-user tool, Seagate Crystal Reports allows users to access most types of PC and structured query language data and design a variety of reports and integrate them into database applications.

     - Seagate Holos(R) -- Provides a flexible OLAP development environment for rapidly delivering a range of applications that focus on key business issues and accurately reflect business processes. These "business-aware" applications allow enterprises to harness and analyze the increasing volumes of data and guide users to the information to improve decision-making.

  EIM PRODUCTS FOR NETWORK AND STORAGE MANAGEMENT

     - Seagate Backup Exec(R) Desktop Editions -- Provides complete plug-and-play backup and restore functions for desktop users running Microsoft Windows NT Workstation, Windows 98, Windows 95, Windows 3.x and DOS.

     - Seagate Backup Exec(R) Server and Enterprise Editions -- Provides a backup and restore solution for server and network users running Novell NetWare, Microsoft Windows NT LANs and workstations.

     - Seagate Backup Exec(R) Storage Migrator -- Facilitates the proactive management of inactive data by migrating it from on-line storage (such as disk drives) to near-line devices (such as optical drives) or to archival storage resources (such as tape devices) over user-defined periods of time through a multi-tier hierarchical storage management ("HSM") application delivering enterprise functionality to client/server environments.

     - Seagate Client Exec(TM) -- Protects critical client data on workstations and laptops. Users receive automatic, regular and transparent protection of their critical data, and administrators have the flexibility to control which users are protected, what type of data is protected and when the protection should occur.

     - Seagate Desktop Management Suite(TM) -- Provides a fully integrated suite of software solutions including network inventory, software distribution, remote control, network backup and software metering.

     - Seagate ExecView(TM) -- Provides an integrated cross-platform storage management console for enterprise networks using Microsoft Windows NT and Novell NetWare. Users can manage both Seagate Backup Exec for NetWare and Seagate Backup Exec for Windows NT servers from a single console.

     - Seagate Manage Exec(TM) -- Centralizes enterprise administration by providing IT professionals with a unique view of servers worldwide and real-time problem analysis through a proactive server health monitoring, alerting and reporting solution.

     - Seagate NerveCenter(R) -- Provides an enterprise-event automation solution for Windows NT and UNIX environments.

     - Seagate WinINSTALL(TM) -- Provides a script-free, automated software distribution tool for 16- and 32-bit applications.

     The Company provides its software products to customers under non-exclusive, non-transferable license agreements (including shrink-wrap licenses for certain products). As is customary in the software industry, in order to protect its intellectual property rights, the Company does not sell or transfer title to its software products to customers. The Company enters into both object-code only and source-code licenses of its products. Under the Company's current standard end-user license agreement, licensed software may be used solely for the customers' internal operations and only at specified sites, which may be comprised of a stand-alone computer, a single network server with multiple terminals or multiple network servers with multiple terminals.

STRATEGIC RELATIONSHIPS

     The Company has developed strategic relationships with a number of application software developers and computer hardware manufacturers that sell and support the Company's products as well as integrate the Company's products into their operating system platforms. Such strategic relationships have been established with Compaq, Hewlett-Packard, IBM, Informix, Microsoft, Netscape, Novell, Oracle, PeopleSoft and Seagate Technology's original equipment manufacturer ("OEM") tape drive operations.

     The Company's strategic relationship with Microsoft includes the bundling of its leading BI and storage management products with selected Microsoft products. Seagate Crystal Reports is bundled with Microsoft BackOffice products and developer tools such as Microsoft Visual Basic, and Seagate Crystal Info is bundled in BackOffice Server 4.0. Additionally, the Company developed the backup utility for Microsoft Windows 98 and is developing the system disaster recovery and backup utilities for Windows NT 5.0. The Company has also developed the HSM technology to be included in Windows NT Server 5.0.*

RESEARCH AND DEVELOPMENT

     The Company incurred research and development expenses of approximately $47,173,000, $42,842,000 and $36,897,000 in 1998, 1997 and 1996, respectively.
Certain of the research and development expenses, which have not been material to date, are funded by the Company's customers. The Company is pursuing its product development objectives by continuing its emphasis on internally developing new software products and product enhancements, acquiring products, technologies and businesses complementary to the Company's existing product lines and forming alliances with leading technology companies.*

SALES AND MARKETING

     The Company employs a multi-faceted sales strategy. The Company utilizes direct sales forces and certain indirect sales channels, such as distributors and OEM relationships, for sales of its selected products to end users. These distributors and OEMs may also sell other products that are complementary to or compete with those of the Company. The Company provides sales and marketing programs to encourage the sale of its products, but there can be no assurance that its distributors and OEMs will not place a higher priority on competing products. Agreements with its distributors and OEMs are generally non-exclusive and may be terminated by either party without cause. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Factors Affecting Future Operating Results."

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

     The Company generally markets its products domestically and overseas through a network of wholly-owned subsidiaries. These subsidiaries utilize authorized distributors and direct sales forces. The Company adapts certain products for foreign markets, including translation and documentation, and the Company prepares marketing and sales support programs accordingly. The Company has organized its sales management into geographical regions to increase the effectiveness of its sales efforts. Each region has offices established in cities and countries near its largest existing or prospective partners and customers. There are four regions: the Americas, Europe/Middle East/Africa, Japan, and Asia/Pacific.

     The Company's marketing efforts are designed to increase awareness and consideration of, and to generate leads for, the Company's products. Marketing activities include print advertising in trade and technical publications, on-line advertising on the World Wide Web, cooperative marketing with distributors and resellers, participation in seminars and tradeshows, mailings to end users and other public relations efforts. The Company's marketing groups produce or oversee the production of substantially all of the on-line and print product literature, brochures, advertising and similar marketing and promotional material for the Company.

     Revenue from one third party customer, Ingram Micro Inc., accounted for 22%, 18% and 16% of the Company's total revenues in 1998, 1997 and 1996, respectively. Indirect revenues, which include sales to distributors and OEMs, were 69%, 63% and 70% of total revenues during 1998, 1997 and 1996, respectively. Revenues outside of the Americas were 32%, 30% and 11% of total revenues during 1998, 1997 and 1996, respectively.

     During 1998 the Company generated export revenues from the United States of approximately $66,250,000. Revenues and expenses from the Company's operations outside of the Americas were approximately $26,809,000 and $52,143,000, respectively, as translated to the U.S. dollar from foreign currencies. The principal currency for such operations is the British pound. The Company believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.*

TECHNICAL SUPPORT AND MAINTENANCE

     The Company's technical support groups, located at various sites around the world, including the U.S., Canada and Europe, provide pre-sale, installation and post-sale support to current users and potential customers evaluating the Company's products. Certain technical support groups also offer seven-day, 24-hour toll-free telephone services. The Company believes that effective technical support during product evaluation substantially contributes to product acceptance, and that post-sale support has been, and will continue to be, a substantial factor in maintaining customer satisfaction.*

     The Company offers maintenance programs for certain of its software products, which may consist of product enhancements, updated products and technical support. Generally, customers renew maintenance and support on an annual basis by paying a maintenance fee. Maintenance revenue implicit in new product sales and recurring maintenance charges are recognized ratably over the period the maintenance and support services are to be provided.

COMPETITION

     The business intelligence and network and storage management software markets in which the Company competes are comprised of numerous competitors, and the Company expects competition to increase.* The Company has recently experienced increased competition from additional entrants into its markets, including companies that specialize in the development, marketing and support of information management and network and storage management software products. Many of the Company's current and prospective

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

competitors have significantly greater financial, technical and marketing resources than the Company. In addition, many prospective customers may have the internal capability to implement solutions to their problems.

     The competitive factors affecting the market for the Company's software products include the following: product functionality; performance and reliability; demonstrable economic benefits for users relative to cost; price; quality of customer support and user documentation and ease of installation; vendor reputation; experience; and financial stability. The Company believes that it currently competes effectively with respect to these factors. The Company's ability to remain competitive will depend, to a great extent, upon its ongoing performance in the areas of product development and customer support.* To be successful in the future, the Company must respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings.* Performance in these areas will, in turn, depend upon the Company's ability to attract and retain highly qualified technical personnel in a competitive market for experienced and talented software developers.* The Company also expects to continue its strategy of identifying and acquiring business intelligence and network and storage management assets and technologies and businesses that have developed such products and technologies.*

PATENTS AND INTELLECTUAL PROPERTY RIGHTS

     The Company by and through its Parent Company and/or predecessor companies, has been awarded four (4) United States patents and has three (3) United States and three (3) foreign patent applications pending. Because software technology changes rapidly, the Company believes that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how and development of new products are generally more important than patent protection. The Company nevertheless believes that patents are of value to its business and intends to continue its efforts to obtain patents, when available, in connection with its research and development programs.* There can be no assurance that any patents obtained will provide substantial protection or be of commercial benefit to the Company, or that their validity will not be challenged.

     The Company's license agreements have restrictions in place to protect and defend the Company's intellectual property. The Company realizes that although it has incorporated these restrictions, there is a possibility for unauthorized use of its software. In addition to relying on these contractual rights, the Company has an ongoing trademark registration program in which it registers certain of its product names, slogans, and logos in the United States and in some foreign countries.

EMPLOYEES

     As of July 3, 1998, the Company employed approximately 1,800 persons. The Company's success is highly dependent on its ability to attract and retain qualified employees. Competition for qualified employees is intense in the software industry. None of the Company's employees are represented by a labor union or are the subject of a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are good.

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

ITEM 2. PROPERTIES

     Seagate Software's executive offices are located in Scotts Valley, California. Principal facilities are located in Florida, California, Canada and the United Kingdom. A major portion of the Company's facilities are occupied under leases that expire at various times through 2008. The following is a summary of square footage leased by the Company:

                                   FACILITIES

                                                                 TOTAL
                          LOCATION                            SQUARE FEET
                          --------                            -----------
North America
  California
     Central California.....................................      53,429
     Northern California....................................      16,084(1)
  Colorado..................................................      18,348
  Mid-Continent.............................................       7,607
  Northeast USA.............................................      33,428
  Southeast USA.............................................     121,112(2)
  Other USA.................................................       5,481(3)
  Canada....................................................     140,044
                                                               ---------
          Total North America...............................     395,533
Europe
  England...................................................      39,141
  Germany...................................................       6,858(4)
  Other Europe..............................................      10,379
                                                               ---------
          Total Europe......................................      56,378
Asia
  Australia.................................................      11,233
  Japan.....................................................       6,938
  Hong Kong.................................................       2,206
  Other Pacific Rim.........................................       3,885
                                                               ---------
          Total Asia........................................      24,262
                                                               ---------
          Total.............................................     476,173
                                                               =========

---------------
(1) Excludes approximately 44,361 square feet of space leased to others.

(2) Excludes approximately 5,000 square feet of unoccupied space.

(3) Excludes approximately 19,206 square feet of unoccupied space.

(4) Excludes approximately 3,263 square feet of space leased to others.

ITEM 3. LEGAL PROCEEDINGS

     On November 10, 1997, Vedatech Corporation commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd. claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of the Company's products (the "Complaint") and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. The Company has hired local counsel in the U.K., reviewed documents and conducted interviews. The Company filed an initial response in the U.K. court on January 13, 1998 and is now in the discovery process. The Company believes the Complaint has no merit and intends to vigorously defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on the Company's liquidity, financial position or results of operations.

     In addition to the foregoing, the Company is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of July 3, 1998, the Company had outstanding 975,567 shares of Common Stock held by 225 shareholders and 54,633,333 shares of Series A Preferred Stock (including shares exchangeable to Series A Preferred Stock) held by the Parent Company and one of its subsidiaries. There is no established public trading market for any class of the Company's securities.

     The Company has not paid any dividends on any of its capital stock and does not anticipate that any cash dividends will be declared in the foreseeable future.*

ITEM 6. SELECTED FINANCIAL DATA

     The consolidated financial data with respect to the fiscal years ended July 3, 1998, June 27, 1997 and June 28, 1996 are derived from the audited Consolidated Financial Statements of the Company that are included or incorporated by reference in this Form 10-K/A. The consolidated financial data set forth below with respect to the fiscal years ended June 30, 1995 and July 1, 1994 are derived from the Consolidated Financial Statements of the Company that are not included in this Form 10-K/A. The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Form 10-K/A and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                           FISCAL YEAR ENDED
                                        -------------------------------------------------------
                                        JULY 3,     JUNE 27,    JUNE 28,    JUNE 30,    JULY 1,
                                          1998        1997        1996        1995       1994
                                        --------    --------    --------    --------    -------
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues..............................  $293,226    $216,950    $141,586    $92,796     $30,696
Gross profit..........................   242,766     169,161     112,567     70,417      23,556
Income (loss) from operations.........     6,125     (60,296)   (137,806)   (80,166)    (11,068)
Net loss..............................    (9,270)    (53,963)   (129,668)   (82,864)     (6,884)
Net loss per common share (basic and
  diluted)............................    (56.33)    (796.93)
Total assets..........................   138,997     147,331     201,598    101,928      20,854
Stockholders' equity..................  $ 57,106    $ 63,355    $115,602    $47,215     $ 6,978
Weighted average common shares
  outstanding.........................   164,571      67,714

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Seagate Software and contained elsewhere in this Form 10-K/A are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below in the sections entitled "Liquidity and Capital Resources" and "Factors Affecting Seagate Software's Future Operating Results". Certain sections in this Form 10-K/A have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

OVERVIEW

     Seagate Software develops and markets software products and provides related services enabling business users and information technology professionals to manage enterprise information. Headquartered in Scotts Valley, California, Seagate Software has over 40 offices and operations in 17 countries worldwide. The Company is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. (the "Parent Company" or "Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of July 3, 1998, the Parent Company and one of its subsidiaries held 99.7% of Seagate Software's outstanding capital stock. On a fully converted basis the outstanding minority interests of Seagate Software amounted to approximately 17.8%, which consisted of common stock and options to purchase its common stock issued pursuant to the 1996 Stock Option Plan (the "Option Plan") and common stock subject to repurchase. Such options and stock are held by certain current and former employees, directors and consultants of Seagate Software and Seagate Technology.

     Seagate Software was incorporated in Delaware in November 1993 and commenced operations in May 1994 pursuant to Seagate Technology's merger with Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software. From August 1994 to June 1996, Seagate Technology acquired eight software companies, which were engaged in developing and marketing business intelligence ("BI") or network and/or storage management software products. In February 1996, Seagate Technology merged with Conner Peripherals, Inc. in a transaction accounted for as a pooling-of-interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada Holdings, Inc. ("Arcada") for $85.1 million, which resulted in allocations to goodwill and other intangibles for $47.4 million, write off of in-process research and development of $43.9 million and a deferred tax liability of $6.3 million.

     In April 1996, the Parent Company consolidated its software operations into Seagate Software. In June 1998, the Company acquired all of the outstanding capital stock of Eastman Software Storage Management Group, Inc. , a company engaged in developing, producing and marketing hierarchical storage management products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash which resulted in allocations to goodwill and other intangibles of $3.2 million and a write off of in-process research and development of $6.8 million. Seagate Software accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in Seagate Software's operations since the acquisition was completed.

     Seagate Software operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 ended on July 3, 1998, fiscal 1997 ended on June 27, 1997 and fiscal 1996 ended on June 28, 1996. Fiscal 1998 was comprised of 53 weeks and fiscals 1997 and 1996 were comprised of 52 weeks. All references to years in this Form 10-K/A represent fiscal years unless otherwise noted.

BUSINESS COMBINATIONS

  Valuation Methodology

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expensed according to the requirements of Interpretation 4 of SFAS No. 2.

     Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Network & Storage Management Group's intentions for future use of the acquired assets, and (iii) analysis of data available concerning Arcada's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Network & Storage Management Group and Arcada operate was also considered in the valuation analysis.

     Specifically, purchased research and development ("purchased R&D") was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and Arcada management and the analysis of data provided by Arcada concerning Arcada's developmental products, their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

ARCADA SOFTWARE, INC.

  Overview

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were desperately in need of, and therefore, as mentioned above, was undergoing significant re-development.

  Assumptions

     Revenue

     Future revenue estimates were generated for the following product families:
(i) Desktop, (ii) NetWare, and (iii) Windows NT. Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $233 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market,
(iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules,
(vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new products ranged from 12 to 18 months.

     Operating expenses

     Operating expenses used in the valuation analysis of Arcada included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% (30% for Desktop, 10% for NetWare, and 5% for Windows NT). Seagate Software's cost of goods sold was 20% for fiscal 1996, 22% for fiscal 1997, and 17% for fiscal 1998.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, Seagate Software management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 13% to 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     EASTMAN SOFTWARE STORAGE MANAGEMENT GROUP.

  Overview

     Eastman Software SMG's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, Seagate will be able to convert their Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition, the Company abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition, the Company planned to phase out the product over the following 12 to 15 months. Seagate's purpose for the acquisition was for the next generation technologies that were underway at Eastman, referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

  Assumptions

     Revenue

     Future revenue estimates were generated for the following technologies: (i) OPEN/stor, (ii) Sakkara, and (iii) Phoenix. Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately $3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues,
(iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and
(vii) the estimated life of a product's underlying technology.

     Operating expenses

     Operating expenses used in the valuation analysis of Eastman included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate and Eastman's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. Seagate Software's cost of goods sold was 20% for fiscal 1996 and 22% for fiscal 1997.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, Seagate Software's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

CALYPSO SOFTWARE SYSTEMS, INC.

     Calypso is a software developer in the enterprise network/system management market. Calypso provides software which is designed to enable companies to automate the management of their distributed applications. At the date of acquisition, Calypso had two main products: Maestro Vision ("Maestro") and Atrium Extendible Management System ("EMS") for Spectrum. Both existing products, as of the acquisition date, were planned to be phased out over the following 24 months. Calypso, at the acquisition date, was in the process of developing the next generation Atrium EMS product that can be sold stand-alone. Both Maestro and Atrium EMS for Spectrum were originally designed for use only on certain system platforms, Cabletron and Spectrum, respectively. However, Atrium EMS (stand-alone) would allow systems managers on any system platform to distribute software; monitor CPU, memory, and operating system administration; manage applications, file systems, and print services; and perform UNIX and NT system administration.

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C+, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium EMS (stand-alone). The estimated cost to complete, at the date of acquisition, was approximately $750,000. These in process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a change in Seagate Software's strategic direction, in the first quarter of fiscal 1998 Seagate Software disposed of all the developed and in process technologies originally acquired from Calypso.

ONDEMAND SOFTWARE, INC.

     OnDemand develops and markets electronic software distribution products involved in network management in the client/server environment. OnDemand's flagship product is WinINSTALL. As of the date of acquisition, OnDemand was in the process of developing the next generation of WinINSTALL Version 6.0. A significant feature of Version 6.0 (not available by any competitive product) was a rollback with clone capability, which would allow the user to selectively return a PC to a previous state upon installation failure or upon user demand. In order for WinINSTALL Version 6.0 to become a commercially viable product, OnDemand, as of the valuation date, had undergone or was in the process of undergoing significant development efforts, including
(i) developing rollback facilities, including clone capability, (ii) expanding global editor to be included in the WinINSTALL registry file, (iii) improving WinINSTALL Remote to ease package generation and distribution, (iv) adding a feature that would allow optional electronic mail notification on installation failure and on installation refusals due to reaching license limitations, and
(v) expanding copy options and interactive install displays, adding substitution variables, and allowing version control of backup files.

     As of the date of acquisition, Seagate Software management anticipated the costs to complete WinINSTALL Version 6.0 at approximately $920,000. Since the acquisition date, the acquired in-process research and development from OnDemand has been completed and the related products have been released prior to the end of fiscal 1997.

     HOLISTIC SYSTEMS LTD. Holistic's sole software product is Holos -- a product that enables users to develop and utilize the wide variety of applications found in large scale management information systems. As of the date of acquisition, Holistic was in the process of developing the next generation of Holos, version 6.0, which was planned for release during the summer of 1997.

     As of the date of acquisition, Holistic had undergone or was in the process of undergoing the re-write of the front-end code of the system from C to C++, the re-write of the back-end code of the system in C, and the creation of the Holos product to be object oriented. The estimated cost to complete, at the date of acquisition, was approximately $3.5 million.

     Since the acquisition date, the project originally acquired from Holistic was commercially released as planned, fourth quarter of fiscal 1997.

RESTATEMENT OF FINANCIAL STATEMENTS

     Seagate Software had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, Seagate Software recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. Seagate Software has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets". As a result, Seagate Software has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years. The effect of this adjustment on previously reported consolidated financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands except per share amounts):

                                                          AS REPORTED                    AS RESTATED
                                                  ----------------------------   ----------------------------
                                                  JULY 3, 1998   JUNE 27, 1997   JULY 3, 1998   JUNE 27, 1997
                                                  ------------   -------------   ------------   -------------
Amortization of goodwill........................   $  15,421       $  27,202      $  16,201       $  23,465
Income (loss) from operations...................       6,905         (64,033)         6,125         (60,296)
Net income (loss)...............................      (8,490)        (57,700)        (9,270)        (53,963)
Basic and diluted (loss) per share..............      (51.59)        (852.11)        (56.33)        (796.93)
Goodwill and other intangible assets, net.......      53,879          75,306         56,836          79,043
Accumulated deficit.............................    (289,175)       (280,685)      (286,218)       (276,948)

FISCAL YEAR 1998 VERSUS FISCAL YEAR 1997

     REVENUES. Total revenues increased 35% to $293,226,000 in 1998 from $216,950,000 in 1997. License revenues grew 33% to $243,285,000 in 1998 from
$183,556,000 in 1997 due primarily to increased sales of

Seagate Backup Exec, the Network & Storage Management Group business's leading storage management product featuring backup and restore solutions for Microsoft's Windows NT Server and Windows NT Workstation operating systems. License revenue growth was also due to increased sales of Seagate Crystal Reports and Seagate Crystal Info, the Information Management Group's leading business intelligence products featuring enterprise report writing and scheduling technologies. Seagate Software continued to expand both its indirect and direct sales channels. Indirect revenues, which include distribution and OEM sales, increased 37% to $203,273,000 in 1998 from $147,991,000 in 1997 while direct revenues, which include corporate licensing and other direct sales to users, increased 30% to $89,953,000 in 1998 from $68,959,000 in 1997. Revenues increased within the Americas 30% to $198,820,000 in 1998 from $153,368,000 in 1997 and internationally 48% to $94,407,000 in 1998 from $63,582,000 in 1997, which was due in part to Seagate Software's continued expansion of its European distribution channel. Revenues from Seagate Technology decreased 5% primarily due to fewer unit shipments to Seagate Technology's OEM tape drive operations. Total maintenance, support and other revenues grew 61% to $44,472,000 in 1998 from $27,632,000 in 1997 primarily due to increases in the sales of maintenance agreements and training and consulting services resulting from a larger installed customer base.

     During 1998 Seagate Software generated export revenues from the United States of approximately $66,250,000. Revenues and expenses from Seagate Software's operations outside of the Americas were approximately $26,809,000 and $52,143,000, respectively, as translated to the U.S. dollar from foreign currencies. The principal currency for such operations is the British pound. Seagate Software believes that its exposure to foreign currency fluctuations is not material and does not engage in foreign currency hedging programs.*

     COST OF REVENUES. The decrease in the cost of license revenues to $16,963,000 in 1998 from $17,535,000 in 1997, representing 7% and 10% of related license revenues, respectively, and the decrease in the cost of license revenues from Seagate Technology was due primarily to reductions in product packaging and documentation costs resulting from a shift in mix to CD-ROMs from disks and increased sales of higher-margin server products. The increase in the cost of maintenance, support and other revenues to $19,687,000 in 1998 from $6,560,000 in 1997, representing 44% and 24% of related service revenues, respectively, was primarily due to expansion of Seagate Software's professional services workforce necessary to support the growth in training and consulting revenues. The lower service revenue margins in 1998 were primarily due to increased spending for additional personnel and new facilities to support higher levels of customer support services, such as training, consulting and preferred technical support. The decrease in the amortization of developed technology to $13,271,000 in 1998 from $21,860,000 in 1997, representing 5% and 10% of total revenues, respectively, was primarily due to write-downs of certain developed technologies amounting to approximately $6,918,000 during 1997 as a result of asset values that had become impaired based on reductions in estimated future cash flows.

     Unamortized software costs for developed technology were reviewed under the guidance of SFAS No. 86 for potential impairment. Seagate Software compares the undiscounted future cash flows on a product by product basis to the unamortized costs including goodwill. Unamortized costs, including goodwill, in excess of undiscounted future cash flows are recorded as an impairment loss. Impairment losses in 1997 were caused by a number of factors including Seagate Software's business decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. Additionally in 1997, Seagate Software incurred a write-off related to the decision to close down and sell one of its acquisitions, Calypso Software Systems, Inc. The write-off was to the expected net realizable value. Seagate Software is not currently generating any revenues from any products for which the related developed technology has been impaired.

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

     SALES AND MARKETING. The increase in sales and marketing expenses to $129,343,000 in 1998 from $107,706,000 in 1997, representing 44% and 50% of total revenues, respectively, was primarily due to expansion of Seagate Software's sales force and increases in advertising, promotion, including allocations from Seagate Technology for the proportional cost of television and newspaper advertisements and technical support costs necessary to support revenue growth. Such increases were partially offset by reductions in workforce in 1997 within the Network & Storage Management Group business unit due to facility consolidations.

     RESEARCH AND DEVELOPMENT. The increase in research and development expenses to $47,173,000 in 1998 from $42,842,000 in 1997, representing 16% and 20% of total revenues, respectively, was primarily due to increases in personnel and related expenses, new product development and localization costs, partially offset by facility consolidations and reductions in workforce in 1997 within the Network and Storage Management Group business unit.

     GENERAL AND ADMINISTRATIVE. The increase in general and administrative expenses to $37,124,000 in 1998 from $36,861,000 in 1997, representing 13% and
17% of total revenues, respectively, was primarily due to increases in personnel and related expenses and legal costs, partially offset by facility consolidations and reductions in workforce in 1997 within the Network & Storage Management Group business unit.

     WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT. As a result of its acquisitions, Seagate Software has acquired a number of projects and products that were considered in-process research and development on the date of acquisition. Seagate Software determined that purchased in-process technology had not reached technological feasibility as no working model or detail program design existed at the time of purchase, and no alternative uses had been identified. Accordingly, in-process research and development was expensed when acquired. During 1998, $6,800,000 of in-process research and development was written off in connection with the purchase of Eastman Software Storage Management Group, Inc. During 1997, total write-offs of in-process research and development were $2,613,000. Seagate Software incurred this charge in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic Systems, Ltd. ("Holistic").

     AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. The decrease in the amortization of goodwill and other intangibles to $16,201,000 in 1998 from $23,465,000 in 1997, representing 6% and 11% of total revenues, respectively, was primarily due to decreases in amortization expense based on lower levels of intangible assets and write-downs and write-offs of the carrying value of developed technology of approximately $1,900,000 in 1998 versus $6,173,000 in 1997 as a result of asset values that had become impaired based on reductions in estimated future cash flows.

     Long-lived assets other than developed technology, including associated goodwill, are assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 121 ("SFAS 121"), and any write-offs or write-downs are included in amortization of goodwill and other intangibles. Goodwill not within the scope of SFAS 121 is assessed for impairment under the guidance of Accounting Principles Board No. 17, and any write-offs or write-downs are also included in amortization of goodwill and other intangibles. Developed technology acquired in business combinations is assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 86, and any related write-offs or write-downs are included in costs of revenues. During fiscal 1997 and 1998, Seagate Software recorded impairment charges for write-offs and write-downs of acquired intangible assets and goodwill, exclusive of amounts relating to developed technology included in costs of revenues, as follows:

     In 1997, Seagate Software determined that it would abandon and discontinue selling substantially all of the current and future products and technologies obtained in the 1994 acquisition of Palindrome Corporation in favor of selling and supporting the current and future products and technologies obtained in the 1996 acquisition of Arcada Holdings, Inc. Additionally, in 1997, Seagate Software decided to close down and sell Calypso Software Systems, Inc. and to abandon and discontinue sales of the developed and future DOS products and technologies acquired from Frye Computer Systems, Inc. In connection with these determinations, Seagate Software recorded impairment charges to write-off and write-down goodwill amounting to approximately $6.2 million.

     In 1998, Seagate Software capitalized the acquired assembled workforce in most of its acquisitions. When Seagate Software reviews the carrying value of its intangibles, if there remains less than 5% of the original assembled workforce the related intangible assets is deemed impaired. In fiscal 1998, Seagate Software wrote-off a total of $1.9 million relating to the capitalized assembled workforces and the associated goodwill for Network Computing, Inc., Netlabs, Inc. and Creative Interaction Technologies, Inc. because less than 5% of the original assembled workforces remained.

     RESTRUCTURING. Restructuring charges were $2,524,000 in 1997, representing 1% of total revenues. The restructuring charges were incurred as a result of reorganizations and closures within the Network & Storage Management Group unit for the reduction of personnel, write-off or write-down of equipment, intangibles and other assets, closure of duplicate facilities, fees for legal and accounting services, contract cancellations and other related expenses.

     UNUSUAL ITEMS. Unusual items of $13,446,000 were recognized during 1997, representing 6% of total revenues. In connection with the June 1996 acquisition of Holistic, $18,000,000 of funds were placed in escrow pending the outcome of certain purchase price contingencies. Prior to the expiration of the contingency period, Seagate Software elected to release the funds to the Holistic shareholders even though certain contingencies had not been met. Of the $18,000,000 total contingency payment, the Company recorded $13,446,000 as compensation expense for amounts paid to former Holistic shareholders who were employees of Seagate Software and recorded the remaining $4,554,000 paid to non-employee shareholders as additional purchase price.

     Seagate Software released the funds prior to the expiration of the contingency period, because in order to position the Information Management Group business unit for future growth and product development, Seagate Software needed to begin an aggressive plan to integrate the operations of Holistic. These activities resulted in the diversion of the attention of certain Holistic employees from their responsibilities at Holistic. As such, Holistic's ability to achieve the purchase price contingencies necessary to trigger the $18,000,000 contingency payment was impaired. Seagate Software believed that the Holistic employees should not be penalized, because they had sacrificed achievement of their individual goals in order to meet the overall needs of Seagate Software. Accordingly, Seagate Software elected to make the full payment of $18,000,000.

     INTEREST AND OTHER, NET. Total interest and other, net decreased to a net expense of $10,000 in 1998 from a net expense of $2,381,000 in 1997, representing 0% and 1% of total revenues, respectively. The decrease in interest and other, net was primarily due to lower interest expense on a lower level of outstanding borrowings from Seagate Technology and an increase in foreign exchange gains.

     INCOME TAXES. Seagate Software recorded a $15,385,000 provision for income taxes at an effective rate of 252% in 1998 compared with a $8,714,000 benefit from income taxes at an effective rate of 14% for 1997. The effective rate used to record the provision for income taxes in 1998 was greater than the statutory rate primarily due to foreign tax rates that were in excess of the U.S. statutory tax rate, increases in the valuation allowance for deferred tax assets and goodwill amortization for certain acquisitions that were not deductible for tax purposes. The effective rate used to record the benefit from income taxes in 1997 was less than the statutory rate primarily due to increases in the valuation allowance for deferred tax assets and goodwill amortization for certain acquisitions that were not deductible for tax purposes.

FISCAL YEAR 1997 VERSUS FISCAL YEAR 1996

     REVENUES. Total revenues increased 53% to $216,950,000 in 1997 from $141,586,000 in 1996. The increase in licensing revenues was due in part to growth in the market for business intelligence and information technology infrastructure management software products and related services, expansion of Seagate Software's European distribution channels and market demand for Network & Storage Management Group's Seagate Backup Exec, a storage management product that supports Microsoft's Windows NT operating system. The increase in maintenance, support and other revenues was due in part to higher training and consulting revenues resulting from a larger customer base. Additionally, the 1997 results included a full year of operations for the 1996 acquisitions of OnDemand Software, Inc. ("OnDemand") and Holistic. These 1996 acquisitions accounted for increases in licensing, licensing from Seagate Technology and maintenance, support and other revenues of approximately $26,039,000, $842,000 and $14,758,000, respectively, in 1997 as compared with 1996.

     During 1997 Seagate Software generated export revenues from the United States of approximately $44,129,000. Revenues and expenses from Seagate Software's operations outside of the Americas were approximately $18,896,000 and $23,938,000, respectively, as translated to the U.S. dollar from foreign currencies. The principal currency for such operations is the British pound.

     COST OF REVENUES. The cost of revenues increased to $47,789,000 in 1997 from $29,019,000 in 1996, representing 22% and 20% of total revenues, respectively. The majority of the increase in absolute dollars was due to an increase in the amortization of acquired developed technology due to a higher level of intangible assets and an increase in the Information Management Group's costs related to service revenues and related costs resulting from the inclusion of a full year of operations in 1997 of the 1996 acquisition of Holistic. Additionally, in 1997 Seagate Software wrote off and wrote down certain developed technologies amounting to approximately $6,918,000 as a result of asset values that had become impaired based on Seagate Software's phasing out of certain products.

     In 1997, the unamortized software costs for developed technology were reviewed under the guidance of SFAS No. 86 for potential impairment. Seagate Software compared the net realizable value on a product by product basis to the unamortized costs including goodwill. Impairments were caused by a number of factors including Seagate Software's business decision to stop selling technologies such as DOS, new acquisitions, or new product designs. Additionally in 1997, Seagate Software incurred a write-off related to the decision to close down and sell one of its acquisitions, Calypso Software Systems, Inc. The write-off was to the expected net realizable value.

     SALES AND MARKETING. Sales and marketing costs increased to $107,706,000 in 1997 from $71,129,000 in 1996, representing 50% of total revenues in both periods. The increase in absolute dollars was due to increased personnel, advertising and promotion costs necessary to support revenue growth and the expansion of Seagate Software's European distribution channel. Additionally, the 1997 results included a full year of operations for Seagate Software's 1996 acquisitions compared with a partial year of operations in 1996.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased to $42,842,000 in 1997 from $36,897,000 in 1996, representing 20% and 26% of total revenues, respectively. The increase in absolute dollars was primarily due to increases in personnel and related expenses, new product development and localization costs, partially offset by facility consolidations and reductions in workforce within the Network & Storage Management Group business unit. Additionally, the 1997 results included a full year of operations for Seagate Software's 1996 acquisitions compared with a partial year of operations in 1996.

     GENERAL AND ADMINISTRATIVE. Total general and administrative expenses increased to $36,861,000 in 1997 from $22,852,000 in 1996, representing 17% and 16% of total revenues, respectively. The increase in absolute dollars was primarily due to increases in personnel and related expenses and increases in corporate administrative expenses and information systems necessary to support Seagate Software's growth. Additionally, the 1997 results included a full year of operations for Seagate Software's 1996 acquisitions compared with a partial year of operations in 1996.

     WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT. During 1997, total write-offs of in-process research and development were $2,613,000. Seagate Software incurred this charge in connection with additional amounts paid with respect to the June 1996 acquisition of Holistic. During 1996, total write-offs of in-process research and development were $96,958,000, which resulted from Seagate Software's 1996 acquisitions.

     AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of goodwill and other intangibles increased to $23,465,000 in 1997 from $13,035,000 in 1996, representing 11% and 9% of total revenues, respectively. The increase in absolute dollars was primarily due to increased amortization expense on a higher level of intangible assets and write-downs and write-offs of the carrying value of goodwill and other intangible assets of approximately $10,259,000 based on shortfalls of estimated future cash flows.

     Long-lived assets other than developed technology, including associated goodwill, are assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 121 ("SFAS 121"), and any write-offs or write-downs are included in amortization of goodwill and other intangibles. Goodwill not within the scope of SFAS 121 is assessed for impairment under the guidance of Accounting Principals Board No. 17, and any write-downs or write-offs are also included in amortization of goodwill and other intangibles. Developed technology acquired in business combinations is assessed for impairment under the guidance of Statement of Financial Accounting Standards Board No. 86, and any related write-offs or write-downs are included in costs of revenues. During 1997 and 1996, Seagate Software recorded impairment charges for write-off and write-downs of acquired intangible assets and goodwill, exclusive of amounts relating to developed technology included in costs of revenues, as follows:

     In 1997, Seagate Software determined that it would abandon and discontinue selling substantially all of the current and future products and technologies obtained from the 1994 acquisition of Palindrome Corporation in favor of selling and supporting the current and future products and technologies obtained from the 1996 acquisition of Arcada Holdings, Inc. Additionally, in 1997, Seagate Software decided to close down and sell Calypso Software Systems, Inc. and to abandon and discontinue sales of the developed and future products and technologies acquired from Frye Computer Systems, Inc. In connection with these determinations, Seagate Software recorded write-offs and write-downs of goodwill amounting to approximately $6.2 million.

     In 1996, the former owner of Frye Computer Systems, Inc., a 1995 acquisition, Mr. Frye, left Seagate Software. With his departure, Seagate Software decided to release Mr. Frye from his remaining non-compete period and to not use the Frye name trademark in future periods. As a result, the remaining carrying value of the intangible assets relating to the covenant not to compete and the trademark, and associated goodwill, totaling $2.2 million were written off in their entirety. Seagate Software is not currently generating revenue from any products for which the related developed technology has been impaired.

     RESTRUCTURING. Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of Arcada Holdings, Inc. in February 1996. As a result of the acquisition, Seagate Software had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation (Palindrome) acquisition in fiscal 1995. Seagate Software determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was approved by the Board of Directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, Seagate Software's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue and net operating loss relating to products acquired from Palindrome for fiscal 1996 was $15.9 million and $2.1 million respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Palindrome was $3.3 million and $3.7 million respectively.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority interests by Seagate Technology.

     The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of the Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-charges for excess facilities and the write down of equipment. In addition, the

$3.4 million included amounts related to Seagate Software's decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the 1996 acquisition of Calypso Software Systems, Inc. (Calypso) and to shutdown its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to Calypso for fiscal 1996 was $444,000 and $53,000 respectively. For fiscal 1997, the revenue and net operating loss relating to Calypso was $640,000 and $47,000 respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

     A summary of Seagate Software's restructuring activities for fiscal years 1996, 1997 and 1998, and the first six months of fiscal 1999 is provided below (in thousands):

                       SEVERANCE
                          AND                                                           CONTRACT     LEGAL AND
                       EMPLOYEE                                                       CANCELLATION   ACCOUNTING    OTHER
                       BENEFITS    FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES      EXPENSES
                       ---------   ----------   ---------   ---------   -----------   ------------   ----------   --------
1996 charges.........   $1,554       $1,571      $ 1,018      $ 300       $ 4,312         $ 67         $ 525       $ 155
Cash charges.........     (518)          --           --         --            --           --          (568)         --
Non-cash charges.....       --         (121)        (116)        --        (4,052)          --            --        (138)
                        ------       ------      -------      -----       -------         ----         -----       -----
Reserves 1996........    1,036        1,450          902        300           260           67           (43)         17
1997 charges.........      770          505          728         --         1,378           --            --         100
Cash charges.........     (975)        (915)          --         --            --           --            --          --
Non-cash charges.....       --          (72)         (44)        --        (1,378)          --            --          --
Adjustment...........     (351)         267         (172)      (300)         (260)         (67)           43        (117)
                        ------       ------      -------      -----       -------         ----         -----       -----
Reserves 1997........      480        1,235        1,414         --            --           --            --          --
Cash charges.........     (373)        (519)          (9)        --            --           --            --          --
Non-cash charges.....       --           --       (1,045)        --            --           --            --          --
Adjustment...........     (107)         467         (360)        --            --           --            --          --
                        ------       ------      -------      -----       -------         ----         -----       -----
Reserves 1998........       --        1,183           --         --            --           --            --          --
Cash charges
  (unaudited)........       --         (251)          --         --            --           --            --          --
                        ------       ------      -------      -----       -------         ----         -----       -----
Balance 1/1/99
  (unaudited)........   $   --       $  932      $    --      $  --       $    --         $ --         $  --       $  --
                        ======       ======      =======      =====       =======         ====         =====       =====


                        TOTAL
                       -------
1996 charges.........  $ 9,502
Cash charges.........   (1,086)
Non-cash charges.....   (4,427)
                       -------
Reserves 1996........    3,989
1997 charges.........    3,481
Cash charges.........   (1,890)
Non-cash charges.....   (1,494)
Adjustment...........     (957)
                       -------
Reserves 1997........    3,129
Cash charges.........     (901)
Non-cash charges.....   (1,045)
Adjustment...........       --
                       -------
Reserves 1998........    1,183
Cash charges
  (unaudited)........     (251)
                       -------
Balance 1/1/99
  (unaudited)........  $   932
                       =======

     Seagate Software's remaining restructuring reserves pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. Seagate Software has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     In fiscal 1996, Seagate Software recorded a restructuring reserve of $9,502,000 for the following items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kingdom and France facilities. It consists of computer equipment, furniture and fixtures and software at these facilities that will not be used after the locations are closed. All of the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and OEM inventory of $80,000 that will no longer be sold.

     Intangibles ($4,312,000) -- This write down consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. Seagate Software decided to pursue the Arcada brand name and trademark and abandon the Palindrome trademark. As a result, Seagate Software determined that it would lay off substantially all of the 121 employees of Palindrome located at the Naperville facility. At the time of original purchase, Seagate Software proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract Cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting Fees ($525,000) -- This $525,000 represents and estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 worth of obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio. Seagate Software has not generated any income from these activities in subsequent periods.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3,481,000 that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate NSMG operations which resulted in the shutdown of Seagate Software's facility in Cupertino, California.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This equipment is in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted of largely of computer equipment but also included amounts for furniture and fixtures and software. All of the equipment provided for in this reserve has been abandoned.

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down included net developed technology of $1,086,000 and assembled workforce of $292,000. These assets were written down based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester (Calypso) shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester (Calypso) facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

     UNUSUAL ITEMS. In connection with the June 1996 acquisition of Holistic, Seagate Software recorded $13,446,000 in fiscal 1997, representing 6% of total revenues, as compensation expense for amounts paid to former Holistic shareholders who were employees of Seagate Software.

     INTEREST AND OTHER, NET. Total interest and other, net increased to a net expense of $2,381,000 in 1997 from a net expense of $610,000 in 1996, representing 1% and 0% of total revenues, respectively. The increase in interest and other, net was primarily due to higher interest expense on a higher level of outstanding borrowings from Seagate Technology.

     INCOME TAXES. Seagate Software recorded a $8,714,000 benefit from income taxes at an effective rate of 14% in 1997 compared with a $8,748,000 benefit from income taxes at an effective rate of 6% for 1996. The effective rate used to record the benefit from income taxes in each fiscal year was less than the statutory rate primarily due to increases in the valuation allowance for deferred tax assets and charges in 1996 for in-process research and development for certain acquisitions that were not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

     Seagate Software's total cash was $15,130,000 and $12,085,000 as of July 3, 1998 and June 27, 1997, respectively. The increase in cash was primarily due to loan borrowings from the parent company of $261.9 million, cash provided by operating activities and the sale of common stock under the Option Plan, partially offset by a reduction in the Company's loan repayments to the parent company of $274.8 million, acquisition of a business, purchases of property and equipment and purchases of intangible assets. The Company's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits.

     Seagate Software's operations have been financed by cash flows from operating activities and borrowings from Seagate Technology. Such borrowings are available to Seagate Software under a Revolving Loan Agreement, between Seagate Software and Seagate Technology, which was renewed on July 4, 1998 on substantially the same terms and conditions as the prior agreement which was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital requirements. The Revolving Loan Agreement, which provides for maximum borrowings of up to $60,000,000, is renewable every two years and expires on July 3, 2000. Beginning in fiscal year 1999, the Company will pay interest at the LIBOR rate plus 2% per annum on such borrowings; the Company previously paid interest at 6%. The loan balance was $16,054,000 as of July 3, 1998.

     In addition to the Revolving Loan Agreement with Seagate Technology, certain foreign subsidiaries have line of credit facilities with third party financial institutions. These line of credit facilities provide for additional borrowings of up to an equivalent of approximately $1,100,000 at July 3, 1998. Interest rates payable on borrowings are based on local bank prime interest rates. At July 3, 1998, there were no outstanding borrowings under any of these lines of credit.

     During the year ended July 3, 1998, Seagate Software made investments in property and equipment totaling approximately $10,387,000 for new office facilities, leasehold improvements, computers, furniture and office equipment. Seagate Software presently anticipates it will make investments in 1999 of approximately $15,000,000 in property and equipment.* Additionally, product development activities may include cash used to acquire technology.* Seagate Software expects that such investments will be funded from existing cash balances and cash flows from operations.*

     Seagate Software believes its current cash balances, its available borrowings from Seagate Technology and cash flows generated from Seagate Software's operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.* Furthermore, Seagate Software anticipates that future operating and investing activities may be financed by additional borrowings

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

from Seagate Technology, equity financing or other sources.* Seagate Software believes that additional financing from Seagate Technology will be available at a reasonable cost.*

NEW ACCOUNTING PRONOUNCEMENTS

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), which the Company currently is required to adopt for transactions entered into after July 3, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. The Company has assessed the impact of the requirements of SOP 97-2 and SOP 98-4 and has changed certain of its policies and procedures. The Company believes that the adoption of SOP 97-2 and SOP 98-4 will not have a significant impact on the Company's revenues or results of operations.

     The Company intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during fiscal 1999. Both standards will require additional disclosure, but will not have a material effect on the Company's financial position or results of operations.* SFAS 130 establishes standards for the reporting and display of comprehensive income and is expected to first be reflected in the Company's first quarter of 1999 interim financial statements. The components of comprehensive income include net income and items that are currently reported directly as a component of shareholders' equity such as changes in foreign currency translation adjustments and changes in the fair value of available-for-sale financial instruments. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's 1999 Annual Report on Form 10-K.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Company has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for the Company's consolidated financial statements for the fiscal year ending June 30, 2000.

FACTORS AFFECTING FUTURE OPERATING RESULTS

     POTENTIAL FLUCTUATIONS IN ANNUAL AND/OR QUARTERLY OPERATING RESULTS. The Company's future results of operations may be subject to substantial fluctuations.* The Company operates with no backlog because its software products are generally shipped shortly after orders are received. Annual and/or quarterly sales and operating results therefore depend on the volume and timing of and the ability to fill orders received within a given quarter, and such factors are difficult to forecast.* The Company recognizes a substantial portion of its revenue in the last month of each quarter and, therefore, may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.* If revenue levels in a given year or quarter are below expectations, the Company's operating results may be materially adversely affected.*

     The Company expects to experience significant fluctuations in annual and/or quarterly operating results based upon a number of factors including, but not limited to, (i) market acceptance of new products and product enhancements, (ii) the Company's ability to develop, introduce and market new products and product enhancements in a timely fashion, (iii) the timing of large orders, (iv) increased competition, (v) changes in

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

pricing policies by the Company and/or its competitors, (vi) the Company's ability to control costs, (vii) the amount of one-time charges incurred in future acquisitions, (viii) the Company's ability to integrate future acquisitions into its operations, (ix) technological changes in the Company's markets, (x) personnel changes and (xi) general economic factors.* Because of these considerations, the Company believes that a period-to-period comparison of its operations is not necessarily meaningful and should not be relied upon as any indication of future performance.

     REVENUE CONCENTRATION. The Company derives a substantial majority of its revenues from a limited number of software products and anticipates that revenue from these products will continue to account for a majority of the Company's revenues in the foreseeable future.* Broad market acceptance of such products is therefore critical to the Company's future success, and failure to achieve broad market acceptance of these products as a result of competition, technological change or other factors would have a material adverse effect on the business, operating results and financial condition of the Company.* The life cycle of these products is difficult to estimate, and the Company's future financial performance may depend in part on the successful development, introduction and market acceptance of new products, applications and product enhancements.* There can be no assurance that the Company will continue to be successful in marketing its key products or any new products, applications or product enhancements. Further, the Company derived 22% of its revenues from sales to its top customer, Ingram Micro Inc., in 1998. A significant reduction in orders from this customer, if not offset by increased sales to other customers, could have a material adverse effect on the Company's business, operating results, or financial condition.* Accordingly, there can be no assurance that the Company will continue to be successful in marketing its products to such customer.

     NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE. The markets for the Company's products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions. The Company's future success will therefore depend on its ability to design, develop, test and support new software products and enhancements on a timely and cost effective basis.* There can be no assurance that the Company will be successful in developing and marketing new products that respond to technological changes and changing customer needs, or that the Company's new products will achieve market acceptance. If the Company is unable for technological or other reasons to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results or financial condition could be materially adversely affected. If potential new products are delayed or fail to achieve market acceptance, the Company's business, operating results and financial condition would be materially adversely affected. In addition, significant order deferrals due to customers waiting for the introduction of new or announced products could have a material adverse effect on the Company's business, operating results or financial condition.

     RELIANCE ON SALES STAFF AND CHANNEL PARTNERS. The Company sells and supports its products through its sales staff and third party distributors and OEMs. In particular, the Company has a strategic relationship with Microsoft pursuant to which (i) the Company's products are bundled with Microsoft's products and (ii) the Company has in the past and is currently participating in the development of certain utilities and products for inclusion in Microsoft's products. Any material diminution in the level and breadth of activities with Microsoft could have a material adverse effect on the Company's business, operating results or financial condition. The Company has made significant expenditures in recent years for the expansion of its sales and marketing force and plans to continue to expand its sales and marketing force.* The Company's future success will depend in part upon the productivity of its sales and marketing force and the ability of the Company to continue to attract, integrate, train, motivate and retain new sales and marketing personnel.* Competition for sales and marketing personnel in the software industry is intense. There can be no assurance that the Company will be successful in hiring and retaining such personnel in accordance with its plans. There can be no assurance that the Company's recent and other planned expenses in sales and marketing will ultimately prove to be successful

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

or that the incremental revenue generated will exceed the significant incremental costs associated with these efforts. In addition, there can be no assurance that the Company's sales and marketing organization will be able to compete successfully against the significantly more extensive and better funded sales and marketing operations of many of the Company's current and potential competitors. If the Company is unable to develop and manage its sales and marketing force expansion effectively, the Company's business, operating results and financial condition would be materially adversely affected.

     The Company derives a substantial portion of its revenue from the marketing and distribution of its products by its distributors and OEMs. The Company's agreements with distributors and OEMs typically allow such resellers to carry product lines that are competitive with those of the Company and in many cases may be terminated by either party without cause. There can be no assurance that such distributors and OEMs will place high priority on the marketing of the Company's products or that they will continue to carry the Company's products. Loss of the Company's current distributors and OEMs or the inability to attract new distributors and OEMs could materially adversely affect the Company's business, operating results or financial condition.

     COMPETITION. The markets for the Company's products are highly competitive and characterized by rapidly changing technology and evolving standards. The Company expects additional competition from other established and/or emerging companies and as a result of future software industry consolidations.* Increased competition can be expected to cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results or financial condition. Current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than the Company.* It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, network operating system vendors could introduce new or upgrade existing operating systems or environments that could render the Company's products obsolete and unmarketable. There can be no assurance that the Company will successfully compete against current or future competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

     DEPENDENCE ON KEY PERSONNEL. The Company's future performance depends to a significant degree upon the continued service of its key members of management as well as marketing, sales and product development personnel.* The loss of one or more of the Company's key personnel would have a material adverse effect on the Company's business, operating results and financial condition. The Company believes its future success will also depend in large part upon its ability to attract and retain highly skilled management, marketing, sales and product development personnel.* Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its key employees or that it will be successful in attracting, assimilating and retaining them in the future.

     MANAGEMENT OF GROWTH. The Company is in the process of expanding the geographic scope of its customer base and operations. This expansion has resulted and will continue to result in substantial demands on the Company's management resources.* The Company's future operating results will depend on the ability of its officers and other key employees to continue to implement and improve its operations, customer support and financial control systems and to effectively expand, train and manage its employee base.

     RISK OF ACQUISITIONS. The Company has acquired numerous businesses and intends to enter into future business combinations and acquisitions of complementary companies, products and technologies. There can, however, be no assurance that suitable companies, divisions or products will be available for acquisition.* Such acquisitions are inherently subject to certain risks, including the difficulty of assimilating the operations and personnel of the combined companies, the potential disruption of the Company's ongoing business, the

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

potential inability to retain key technical and managerial personnel, additional expenses associated with the amortization of acquired intangible assets, and the potential impairment of relationships with employees and customers as a result of any integration of new personnel. There can be no assurance that the Company will be successful in overcoming these risks or that such transactions will not have a material adverse effect upon the Company's business, financial condition or results of operations.

     RISKS OF INFRINGEMENT. The Company's success depends to a substantial degree on its proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures, employee and third party nondisclosure agreements and licensing arrangements to protect its proprietary rights. As part of its confidentiality procedures, the Company enters into license agreements with respect to its software, documentation and other proprietary information. In licensing its products, the Company relies in part on shrink wrap licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. Despite the precautions undertaken by the Company, it may be possible for a third party to copy or otherwise obtain and use the Company's products and technology without authorization. Policing unauthorized use of the Company's products is difficult and, although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem.*

     PROTECTION OF INTELLECTUAL PROPERTY. No assurance can be given that competitors will not successfully challenge the validity or scope of the Company's patents, copyrights and trademarks and that such patents, copyrights and trademarks will provide a competitive advantage to the Company. As part of its confidentiality procedures, the Company generally enters into non-disclosure agreements with its employees, distributors and corporate partners, and license agreements with respect to its software documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the Company's protection of its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology, duplicate the Company's products or design around any patents issued to the Company or other intellectual property rights of the Company.

     The Company is not aware that any of its products infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim such infringement by the Company with respect to current or future products. The Company believes that software product developers will be increasingly subject to claims of infringement as the number of products and competitors in the Company's industry segment grows and the functionality of products in the industry segment overlaps.* Any such claims, with or without merit, could result in costly litigation that could absorb significant management time, which could have a material adverse effect on the Company's business, operating results or financial condition.* Such claims might require the Company to enter into royalty or license agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all, and the Company's inability to enter such agreements could have a material adverse effect on the Company's business, operating results or financial condition.

     PRODUCT LIABILITY. The Company markets its products to customers for information technology system management and resource optimization and to access, analyze, report and deliver enterprise data. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The sale and support of its products by the Company may entail the risk of such claims, which could be substantial in light of the use of such products in

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

system management, resource optimization and BI applications. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results or financial condition.

     POTENTIAL LITIGATION/LIABILITY RELATED TO YEAR 2000 READINESS. It is likely that, commencing in the Year 2000, the functionality of certain operating environments will be adversely affected when one or more component products of the environment is unable to process four-digit characters representing years.* This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities. The Year 2000 problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00.

     The Company's products are used in numerous operating environments. The Company considers a product Year 2000 ready if the product's performance and functionality are unaffected by processing dates prior to, during, and after the Year 2000, but only if all products (for example hardware, firmware, and software) used with the product properly exchange accurate date data with it. The Company has determined that certain of its software products are not and will not be Year 2000 ready and is taking measures to inform its customers of that fact. The inability of one or more of the Company's products to properly manage and manipulate data related to the Year 2000 could result in a material adverse effect on the Company's business, financial condition or results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.

     Even if the Company successfully brings certain of its products into Year 2000 readiness and publicizes the non-readiness of its other products, the Company anticipates that substantial litigation may be brought against vendors of all component products of noncompliant operating environments, including the Company.* The Company's agreements with its customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The Company believes that any such claims, with or without merit, could result in costly litigation (and possible adverse judgment) that could absorb significant management and product development time and potentially result in significant liability to the Company, which could have a material adverse effect on the Company's business, operating results or financial condition.*

     The Company has initiated a program to address Year 2000 readiness in its internal systems. It has also initiated communications with its large suppliers and customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company is still in the process of conducting its Year 2000 audit and therefore is unable to make a reasonable estimate of the costs associated with Year 2000 readiness. Accordingly, no assurance can be given that the costs required to address the Year 2000 issue will not have a material adverse effect on the Company's business, financial condition or results of operations. Assessment and remediation are proceeding in tandem, and the Company intends to have its critical internal systems in Year 2000 compliance by July 3, 1999.* These activities are intended to encompass all major categories of systems in use by the Company, including manufacturing, engineering, sales, finance and human resources. The costs incurred to date related to these programs have not been and are not expected to be material.*

     While the Company currently expects that the Year 2000 issue will not pose significant operational problems, delays in the implementation of new information systems, or a failure to fully identify all Year 2000 dependencies in the Company's systems and in the systems of its suppliers, customers and financial institutions could have material adverse consequences, including delays in the delivery or sale of products.*

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

Therefore, the Company is developing contingency plans for continuing operations in the event such problems arise.

     The Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 readiness.* These expenditures may result in reduced funds available to purchase products such as those offered by the Company, which could have a material adverse effect on the Company's business, operating results or financial condition.*

     SOFTWARE PRODUCT ERRORS OR DEFECTS. Software products as complex as those offered by the Company frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, the Company's recently introduced products or any products may contain defects or software errors and, as a result, the Company may experience delayed or lost revenues during the period required to correct any defects or errors.* Any such defects or errors could result in adverse customer reactions, negative publicity regarding the Company and its products, harm to the Company's reputation or loss of or delay in market acceptance, or could require extensive product changes, any of which could have a material adverse effect upon the Company's business, operating results or financial condition.

     RISK OF INTERNATIONAL SALES. The Company's international business involves a number of risks, including lack of acceptance of localized products, cultural differences in the conduct of business, longer accounts receivable payment cycles, greater difficulty in accounts receivable collection, seasonality due to the slow down in European business activity during the summer months, unexpected changes in regulatory requirements, royalties and withholding taxes that restrict repatriation of earnings, tariffs and other trade barriers, difficulty in hiring qualified personnel, economic and political conditions in each country, management of an enterprise spread over various countries, the burden of complying with a wide variety of foreign laws and an increase in international competition. A majority of the Company's international sales are currently denominated in U.S. dollars, and an increase in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and potentially less competitive in foreign markets. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and therefore the overall operating results and financial condition of the Company.

     The Company continues to expand its international operations, which requires significant management attention and financial resources and could materially adversely affect the Company's operating results. To the extent the Company is unable to effect this expansion in a timely manner, the Company growth, if any, in international sales will be limited and the Company's business, operating results or financial condition could be materially adversely affected.

     The Company anticipates that the recent deterioration of the underlying economic conditions in certain Asian countries may have an impact on its sales to customers or OEMs located in those countries due to the impact of currency fluctuations on the relative price of the Company's products and/or restrictions on government spending imposed by the International Monetary Fund (the "IMF") on those countries receiving the IMF's assistance.* In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as the Company's products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer's or its bank's financial condition or the inability to access local equity financing. During fiscal 1998, sales to OEMs or end-user customers located in or to OEMs whose end customers were located in the countries of Japan, Korea, Malaysia, Thailand, Taiwan and Hong Kong were not material to the Company's business, operating results or financial condition.

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

     The Company is in the process of addressing the issues raised by the introduction of the Single European Currency ("Euro") as of January 1, 1999 and during the transition period through January 1, 2002. The Company expects that its internal systems that will be affected by the initial introduction of the Euro will be Euro-capable by January 1, 1999 and does not expect the costs of system modifications to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company.* While the Company will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro currency will have a material adverse impact on the Company's financial condition or overall trends in results of operations.*

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                        DESCRIPTION                           PAGE
                        -----------                           ----
Report of Ernst & Young LLP, Independent Auditors...........   30
Consolidated Balance Sheets as of July 3, 1998 and June 27,
  1997......................................................   31
Consolidated Statements of Operations for the Years Ended
  July 3, 1998, June 27, 1997 and June 28, 1996.............   32
Consolidated Statements of Cash Flows for the Years Ended
  July 3, 1998, June 27, 1997 and June 28, 1996.............   33
Consolidated Statements of Stockholders' Equity for the
  Years Ended July 3, 1998, June 27, 1997 and June 28,
  1996......................................................   34
Notes to the Consolidated Financial Statements..............   35

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are
 cautioned that other sections and other sentences not so identified may also contain forward-looking
 information.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Seagate Software, Inc.

     We have audited the accompanying consolidated balance sheets of Seagate Software, Inc. as of July 3, 1998 and June 27, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 3, 1998. Our audits also included the financial statement schedule listed in the Index at Item 14(a)(2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seagate Software, Inc. at July 3, 1998 and June 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 3, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed more fully in the Summary of Significant Accounting Policies footnote, Seagate Software, Inc. has modified the methods used to assess impairment of goodwill and, accordingly, has restated the consolidated financial statements for the fiscal years ended July 3, 1998 and June 27, 1997 to reflect this change.

                                          /s/ Ernst & Young LLP

San Jose, California
July 17, 1998, except for the second paragraph of the Summary of Significant Accounting Policies footnote, as to which the date is April 8, 1999

                             SEAGATE SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                              JULY 3,     JUNE 27,
                                                                1998        1997
                                                              --------    --------
Cash........................................................  $ 15,130    $ 12,085
Accounts receivable, net....................................    46,564      28,172
Inventories.................................................     1,117       3,206
Other current assets........................................     2,474       4,040
                                                              --------    --------
          Total current assets..............................    65,285      47,503
Property, equipment and leasehold improvements, net.........    16,876      20,785
Goodwill and other intangibles, net.........................    56,836      79,043
                                                              --------    --------
          Total assets......................................  $138,997    $147,331
                                                              ========    ========

                                   LIABILITIES
Loan payable to Seagate Technology..........................  $ 16,054    $ 28,971
Accounts payable............................................    10,994       9,116
Accrued employee compensation...............................    14,365      10,267
Accrued expenses............................................    15,339      16,035
Accrued income taxes........................................     5,562       2,699
Deferred revenue............................................    13,714       8,354
                                                              --------    --------
          Total current liabilities.........................    76,028      75,442
Deferred income taxes.......................................     1,691       6,233
Other liabilities...........................................       255         301
                                                              --------    --------
          Total liabilities.................................    77,974      81,976
Common stock subject to repurchase..........................     3,917          --

                               STOCKHOLDERS' EQUITY
Convertible preferred stock, $.001 par value--
73,000,000 shares authorized; Series A: shares issued and
  outstanding -- 54,633,333 in 1998 and 1997 (aggregate
  liquidation preference of $409,750 in 1998 and 1997)......        55          55
Common stock, $.001 par value -- 95,600,000 shares
  authorized; shares issued and outstanding -- 235,502 in
  1998 and 83,355 in 1997...................................        --          --
Additional paid-in capital..................................   343,526     342,091
Accumulated deficit.........................................  (286,218)   (276,948)
Foreign currency translation adjustment.....................      (257)        157
                                                              --------    --------
          Total stockholders' equity........................    57,106      65,355
                                                              --------    --------
          Total liabilities and stockholders' equity........  $138,997    $147,331
                                                              ========    ========

                See notes to consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  FOR THE YEARS ENDED
                                                         -------------------------------------
                                                         JULY 3,       JUNE 27,      JUNE 28,
                                                           1998          1997          1996
                                                         --------    ------------    ---------
Revenues:
  Licensing............................................  $243,285    $    183,556    $ 124,380
  Licensing from Seagate Technology....................     5,469           5,762        9,374
  Maintenance, support and other.......................    44,472          27,632        7,832
                                                         --------    ------------    ---------
     Total revenues....................................   293,226         216,950      141,586
Cost of revenues:
  Licensing............................................    16,963          17,535       14,885
  Licensing from Seagate Technology....................       539           1,834        3,999
  Maintenance, support and other.......................    19,687           6,560          194
  Amortization of developed technologies...............    13,271          21,860        9,941
                                                         --------    ------------    ---------
     Total cost of revenues............................    50,460          47,789       29,019
                                                         --------    ------------    ---------
Gross profit...........................................   242,766         169,161      112,567
Operating expenses:
  Sales and marketing..................................   129,343         107,706       71,129
  Research and development.............................    47,173          42,842       36,897
  General and administrative...........................    37,124          36,861       22,852
  In-process research and development..................     6,800           2,613       96,958
  Amortization of goodwill and other intangibles.......    16,201          23,465       13,035
  Restructuring costs..................................        --           2,524        9,502
  Unusual items........................................        --          13,446           --
                                                         --------    ------------    ---------
     Total operating expenses..........................   236,641         229,457      250,373
                                                         --------    ------------    ---------
Income (loss) from operations..........................     6,125         (60,296)    (137,806)
Interest expense.......................................    (1,021)         (2,688)        (970)
Other, net.............................................     1,011             307          360
                                                         --------    ------------    ---------
  Interest and other, net..............................       (10)         (2,381)        (610)
                                                         --------    ------------    ---------
Income (loss) before income taxes......................     6,115         (62,677)     (13,416)
Benefit from (provision for) income taxes..............   (15,385)          8,714        8,748
                                                         --------    ------------    ---------
Net loss...............................................  $ (9,270)   $    (53,963)   $(129,668)
                                                         ========    ============    =========
Net loss per common share:
  Basic................................................  $ (56.33)   $    (796.93)
  Diluted..............................................  $ (56.33)   $    (796.93)
Number of shares used in per share computations:
  Basic................................................   164,571          67,714
  Diluted..............................................   164,571          67,714

                See notes to consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    FOR THE YEARS ENDED
                                                              --------------------------------
                                                               JULY 3,    JUNE 27,   JUNE 28,
                                                                1998        1997       1996
                                                              ---------   --------   ---------
OPERATING ACTIVITIES
Net loss....................................................  $  (9,270)  $(53,963)  $(129,668)
Adjustments to reconcile net income to net cash from
  operating activities:
  Depreciation and amortization.............................     39,932     41,730      24,737
  Deferred income taxes.....................................     (4,542)    (7,505)     (3,021)
  Write-off of in-process research and development..........      6,800      2,613      96,958
  Write-off or write-down of goodwill and intangibles.......      1,900     13,106       2,157
  Unusual items.............................................         --     13,446          --
  Write-offs due to restructure.............................         --      1,494       4,427
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (18,157)     4,583     (12,129)
     Inventories............................................      2,099     (1,581)        (11)
     Other current assets...................................      1,575     (1,207)      1,080
     Accounts payable.......................................      1,552     (1,609)      4,887
     Accrued employee compensation..........................      4,020      2,078       2,570
     Accrued expenses.......................................       (725)     2,430       4,629
     Accrued income taxes...................................      3,633      5,796      (3,297)
     Deferred revenue.......................................      5,285      2,648       1,613
     Other liabilities......................................        (46)        44      (3,267)
                                                              ---------   --------   ---------
  Net cash provided by (used in) operating activities.......     34,056     24,103      (8,335)
INVESTING ACTIVITIES
Acquisitions of businesses, net of cash acquired............    (10,000)        --     (94,007)
Acquisition of property, equipment and leasehold
  improvements, net.........................................     (7,992)   (15,823)    (10,167)
Escrow establishment........................................         --         --     (18,000)
Decrease in other non-current assets, net...................         --         --       1,560
Acquisition of intangibles..................................     (4,270)        --          --
                                                              ---------   --------   ---------
  Net cash (used in) investing activities...................    (22,262)   (15,823)   (120,614)
FINANCING ACTIVITIES
Sale of common stock........................................        665         79          --
Sale of common stock subject to repurchase..................      3,917         --          --
Funding by Seagate Technology for acquisitions of
  businesses................................................         --         --     108,400
Borrowings from Seagate Technology..........................    261,917    217,513     150,117
Payment to Seagate Technology...............................   (274,834)  (221,533)   (129,699)
                                                              ---------   --------   ---------
  Net cash provided by (used in) financing activities.......     (8,335)    (3,941)    128,818
Effect of exchange rate changes on cash.....................       (414)       151           8
                                                              ---------   --------   ---------
  Increase (decrease) in cash...............................      3,045      4,490        (123)
  Elimination of Arcada's net cash activity for the
     duplicated six months ended December 31, 1995..........         --         --       1,768
Cash at the beginning of the year...........................     12,085      7,595       5,950
                                                              ---------   --------   ---------
Cash at the end of the year.................................  $  15,130   $ 12,085   $   7,595
                                                              =========   ========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................  $      50   $    214   $      36
  Cash paid for income taxes................................      7,945      2,357       4,892

                See notes to consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                           SERIES A
        FOR THE YEARS ENDED               CONVERTIBLE            COMMON                       FOREIGN
    JULY 3, 1998, JUNE 27, 1997         PREFERRED STOCK          STOCK         ADDITIONAL    CURRENCY
         AND JUNE 28, 1996            -------------------   ----------------    PAID-IN     TRANSLATION   ACCUMULATED
 (IN THOUSANDS, EXCEPT SHARE DATA)      SHARES     AMOUNT   SHARES    AMOUNT    CAPITAL     ADJUSTMENT      DEFICIT       TOTAL
 ---------------------------------    ----------   ------   -------   ------   ----------   -----------   -----------   ---------
BALANCE AT JUNE 30, 1995............          --    $--          --    $--      $140,610       $   2       $ (93,397)   $  47,215
Acquisition by Seagate Technology of
  OnDemand Software, Inc. and
  minority interest of Arcada
  Holdings, Inc.....................          --     --          --     --        98,249          --              --       98,249
Issuance of convertible preferred
  stock and common stock to Seagate
  Technology pursuant to the
  formation of Seagate Software.....  34,500,000     34      62,500     --           (34)         --              --           --
Issuance of convertible preferred
  stock to Seagate Technology
  pursuant to the acquisition of
  Calypso Software Systems, Inc.....   1,733,333      2          --     --        13,797          --              --       13,799
Issuance of convertible preferred
  stock to Seagate Technology
  pursuant to the acquisition of
  Holistic Systems, Ltd.............  11,200,000     11          --     --        84,046          --              --       84,057
Income tax benefit from Seagate
  Technology stock option
  exercises.........................          --     --          --     --         1,866          --              --        1,866
Foreign currency translation
  adjustment........................          --     --          --     --            --           4              --            4
Net loss............................          --     --          --     --            --          --        (129,668)    (129,668)
Elimination of Arcada Holdings, Inc.
  activity for the duplicated six
  months ended December 31, 1995....          --     --          --     --            --          --              80           80
                                      ----------    ---     -------    ---      --------       -----       ---------    ---------
BALANCE AT JUNE 28, 1996............  47,433,333     47      62,500     --       338,534           6        (222,985)     115,602
Income tax benefit from Seagate
  Technology stock option
  exercises.........................          --     --          --     --         3,486          --              --        3,486
Issuance of common stock upon
  exercise of employee stock
  options...........................          --     --      20,855     --            79          --              --           79
Issuance of convertible preferred
  stock pursuant to the transfer to
  the Company of IMG Vancouver......   7,200,000      8          --     --            (8)         --              --           --
Foreign currency translation
  adjustment........................          --     --          --     --            --         151              --          151
Net loss............................          --     --          --     --            --          --         (53,963)     (53,963)
                                      ----------    ---     -------    ---      --------       -----       ---------    ---------
BALANCE AT JUNE 27, 1997............  54,633,333     55      83,355     --       342,091         157        (276,948)      65,355
Income tax benefit from Seagate
  Technology stock option
  exercises.........................          --     --          --     --           770          --              --          770
Issuance of common stock upon
  exercise of employee stock
  options...........................          --     --     152,147     --           665          --              --          665
Foreign currency translation
  adjustment........................          --     --          --     --            --        (414)             --         (414)
Net loss............................          --     --          --     --            --          --          (9,270)      (9,270)
                                      ----------    ---     -------    ---      --------       -----       ---------    ---------
BALANCE AT JULY 3, 1998.............  54,633,333    $55     235,502    $--      $343,526       $(257)      $(286,218)   $  57,106
                                      ==========    ===     =======    ===      ========       =====       =========    =========

                See notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS. Seagate Software, Inc. ("Seagate Software") develops and markets software products and provides related services enabling business users and information technology professionals to manage enterprise information. Headquartered in Scotts Valley, California, Seagate Software has over 40 offices and operations in 17 countries worldwide. Seagate Software is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. (the "Parent Company" or "Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of July 3, 1998, Seagate Technology and one of its subsidiaries held 99.7% of Seagate Software's outstanding capital stock. On a diluted basis, the outstanding minority interests of Seagate Software amounted to approximately 17.8%, which consisted of Common Stock and options to purchase Common Stock issued pursuant to the Option Plan. Such options to purchase Seagate Software's Common Stock are held by certain employees, directors and consultants of Seagate Software and Seagate Technology.

     RESTATEMENT OF FINANCIAL STATEMENTS. Seagate Software had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Using this method, Seagate Software recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. Seagate Software has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets". As a result, Seagate Software has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years. The effect of this adjustment on previously reported consolidated financial statements as of and for the years ended July 3, 1998 and June 27, 1997 is as follows (in thousands except per share amounts):

                                                       AS REPORTED                    AS RESTATED
                                               ----------------------------   ----------------------------
                                               JULY 3, 1998   JUNE 27, 1997   JULY 3, 1998   JUNE 27, 1997
                                               ------------   -------------   ------------   -------------
Amortization of goodwill.....................   $  15,421       $  27,202      $  16,201       $  23,465
Income(loss) from operations.................       6,905         (64,033)         6,125         (60,296)
Net (loss)...................................      (8,490)        (57,700)        (9,270)        (53,963)
Basic and diluted (loss) per share...........      (51.59)        (852.11)        (56.33)        (796.93)
Goodwill and other intangible assets, net....      53,879          75,306         56,836          79,043
Accumulated deficit..........................    (289,175)       (280,685)      (286,218)       (276,948)

     BASIS OF PRESENTATION. These financial statements are presented as if Seagate Software had existed as an entity separate from Seagate Technology during the periods presented and include the historical assets, liabilities, revenues and expenses that are directly related to Seagate Software's operations. Intercompany transactions and balances have been eliminated.

     Seagate Software was incorporated in Delaware in November 1993 and commenced operations in May 1994 pursuant to Seagate Technology's merger with Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software. From August 1994 to June 1996, Seagate Technology acquired eight software companies, which were engaged in developing and marketing business intelligence or network and/or storage management software products. The amount of capital contributed by Seagate Technology for acquisitions was determined by the amounts paid for such acquisitions by Seagate Technology on behalf of Seagate Software. In February 1996, Seagate Technology merged with Conner Peripherals, Inc. in a transaction accounted for as a pooling-of-interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada Holdings, Inc. In April 1996, Seagate Technology consolidated its software operations into Seagate Software.

     Prior to December 1996, Seagate Technology International, a wholly-owned subsidiary of Seagate Technology, owned all outstanding capital stock of Information Management Group Vancouver (formerly Crystal Services, Inc.). Pursuant to an agreement among Seagate Technology, Seagate Software and Information Management Group Vancouver dated December 19, 1996, Seagate Technology surrendered the

Information Management Group Stock (which was subsequently cancelled by Information Management Group Vancouver) in exchange for 7,200,000 Convertible Preference Shares of Information Management Group Vancouver. On December 26, 1996, the Convertible Preference Shares were exchanged for 7,200,000 Class B Exchangeable Shares of Information Management Group Vancouver. These Class B Exchangeable Shares do not have voting rights except as required by law, but can be exchanged at Seagate Technology's sole discretion for 7,200,000 shares of Seagate Software Series A Preferred Stock. In connection with the issuance of the Class B Exchangeable Shares described above, Seagate Technology was granted voting rights in Seagate Software equivalent to 7,200,000 shares of Series A Preferred Stock. Also on December 26, 1996, Information Management Group Vancouver issued 10,000 Class A Common Shares, which carry the right to vote, to Seagate Software. Seagate Software therefore now owns all voting shares of Information Management Group Vancouver. For financial reporting purposes, Seagate Software has control over Information Management Group Vancouver and therefore consolidates the results of Information Management Group Vancouver. Additionally, the 7,200,000 shares of Series A Preferred Stock of Seagate Software which Seagate Technology could elect to receive in exchange for the Class B Exchangeable Shares of Information Management Group Vancouver have been treated as issued and outstanding shares of Series A Preferred Stock of Seagate Software.

     In June 1998, Seagate Software Company acquired all of the outstanding capital stock of Eastman Software Storage Management Group, Inc., a company engaged in developing, producing and marketing hierarchical storage management products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash. Approximately $6,800,000 of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to Seagate Software's operations in the quarter ended July 3, 1998. The Company accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in Seagate Software's operations since the acquisition was completed. Pro forma financial information is not presented as such amounts are not material.

     Seagate Software operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 ended on July 3, 1998, fiscal 1997 ended on June 27, 1997 and fiscal 1996 ended on June 28, 1996. Fiscal 1998 was comprised of 53 weeks and fiscals 1997 and 1996 were comprised of 52 weeks. Fiscal 1999 will be a 52-week year and will end on July 2, 1999. All references to years in the notes to consolidated financial statements represent fiscal years unless otherwise noted.

     Arcada, which was acquired by Seagate Software pursuant to Seagate Technology's merger with Conner, had a fiscal year that ended on the Saturday closest to December 31. Accordingly, Arcada's statement of operations for the year ended December 30, 1995 has been combined with Seagate Software's statement of operations for the year ended June 30, 1995. In order to conform Arcada's fiscal year end to Seagate Software's fiscal year end, Seagate Software's consolidated statement of operations for the year ended June 28, 1996 includes six months (July 1, 1995 through December 31, 1995) for Arcada which are also included in Seagate software's consolidated statement of operations for the year ended June 30, 1995.

     ECONOMIC DEPENDENCE ON SEAGATE TECHNOLOGY. Seagate Software has incurred net losses since inception and had net losses aggregating $192,901,000 during the three year period ended July 3, 1998 and had a working capital deficit at July 3, 1998 of $10,743,000. On July 4, 1998 Seagate Software and Seagate Technology renewed the Revolving Loan Agreement on substantially the same terms and conditions as the prior agreement which was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital needs. The Revolving Loan Agreement provides for maximum outstanding borrowings of up to $60,000,000 and is renewable every two years. Outstanding borrowings from the Parent Company were $16,054,000 and $28,971,000 at July 3, 1998 and June 27, 1997, respectively. Borrowings from Seagate Technology consist primarily of amounts used to fund Seagate Software's operating activities. Beginning in fiscal 1999, Seagate Software will pay interest at the LIBOR rate plus 2% per annum on such borrowings; Seagate Software previously paid interest at 6%. Seagate Software is economically dependent on Seagate Technology and believes that to the extent future cash flows from operations and borrowings under the existing loan agreement with Seagate Technology are not sufficient to fund Seagate Software's working capital deficit and planned activities during the next 12 months, that additional funding will be available at a reasonable cost from Seagate Technology.

     ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

     CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject Seagate Software to significant concentrations of credit risk consist primarily of cash and accounts receivable. Seagate Software places its cash and cash equivalents in high credit quality financial institutions. Accounts receivable are derived from revenues earned from customers primarily located in North America and Europe. Seagate Software performs ongoing credit evaluations of its customers and generally does not require collateral. Seagate Software maintains reserves for potential credit losses and historically such losses have been immaterial. Revenue from one third party customer, Ingram Micro Inc., accounted for 22%, 18% and 16% of Seagate Software's total revenues in 1998, 1997 and 1996, respectively.

     FOREIGN CURRENCY TRANSLATION. The U.S. dollar is the functional currency for most of Seagate Software's foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar. Gains and losses on translation into U.S. dollars of foreign operations whose functional currency is the local currency are recorded as a separate component of stockholders' equity.

     CASH MANAGEMENT. Seagate Technology uses a centralized cash management function for all of its domestic operations, including certain domestic operations of Seagate Software. A substantial majority of Seagate Software's cash is from balances maintained by Seagate Software's foreign subsidiaries.

     CASH AND CASH EQUIVALENTS. Seagate Software considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Seagate Software typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, Seagate Software has not had significant cash equivalents to date.

     INVENTORIES. Inventories are stated at the lower of cost (first in, first out method) or market, and consist primarily of materials used in software products, related supplies and packaging materials.

     PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Property and equipment, including leasehold improvements, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from two to five years. Assets under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining lease term.

     GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents the excess of the purchase price of acquired companies over estimated fair values of tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over five to seven years. The carrying values of long-term assets and intangibles other than developed technology ("other intangibles") are reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that carrying values of long-term assets and other intangibles and associated goodwill will not be recoverable based on projected undiscounted future cash flows, carrying values are reduced to estimated fair values by first reducing goodwill and second by reducing long-term assets and other intangibles.

     Other intangible assets consist of trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete related to acquisitions accounted for by the purchase method. See Note on Business Combinations and Acquisitions. Amortization of purchased intangibles, other than acquired developed technology, is provided on the straight-line basis over the respective useful lives of the assets ranging from 36 to 60 months for trademarks, 24 to 48 months for assembled workforces and distribution networks, 12 to 36 months for customer bases and 18 to 24 months for covenants not to compete. In-process research and development without alternative future use is expensed when acquired.

     DEVELOPED TECHNOLOGY. Seagate Software applies Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", to software technologies developed internally, acquired in business acquisitions, and purchased.

     Internal development costs are included in research and development and are expensed as incurred. SFAS 86 requires the capitalization of certain internal development costs once technological feasibility is established, which based on Seagate Software's development process generally occurs upon the completion of a working model. As the time period between the completion of a working model and the general availability of software has been short, capitalization of internal development costs has not been material to date. Capitalized costs are amortized based on the greater of the straight-line basis over the estimated product life (generally 30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues.

     Purchased developed technology is amortized based on the greater of the straight-line basis over the estimated useful life (30 to 48 months) or the ratio of current revenues to the total of current and anticipated future revenues. The recoverability of the carrying value of purchased developed technology and associated goodwill is reviewed periodically. The carrying value of developed technology is compared to the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support (net undiscounted cash flows ) and to the extent that the carrying value exceeds the undiscounted cash flows the difference is written off.

     FAIR VALUE DISCLOSURES. Seagate Software maintains its cash principally with major banks in interest-and non-interest-bearing bank accounts. There are no realized or unrealized gains or losses and fair value approximates carrying value for all cash balances.

     PUSHDOWN AND CARVEOUT ACCOUNTING. Seagate Technology has provided substantial services to Seagate Software, including general management, treasury, tax, financial reporting, benefits administration, insurance, information technology, legal, accounts payable and receivable and credit functions. Seagate Technology has charged Seagate Software for these services through corporate expense allocations. The amount of corporate expense allocations is dependent upon the total amount of allocable costs incurred by Seagate Technology on behalf of Seagate Software less amounts charged as a specific cost or expense rather than by allocation. Such costs were proportionately allocated to Seagate Software based on detailed inquiries and estimates of time incurred by Seagate Technology's corporate marketing and general and administrative departmental managers. Included in general and administrative expenses are corporate allocation charges of $1,004,000, $1,939,000 and $2,242,000 for 1998, 1997 and 1996, respectively. Included in sales and marketing expenses are corporate allocation charges of $769,000, $19,000 and $18,000 for 1998, 1997 and 1996, respectively. The increase in sales and marketing expenses in 1998 was due to proportional costs allocations from Seagate Technology's corporate branding program, which consisted of television and newspaper advertisements.

     Seagate Software participated in Seagate Technology's profit sharing plan through the first quarter of fiscal 1998 and in Seagate Technology's management bonus plan during 1997. Seagate Software has since adopted its own bonus plan. Compensation expenses recorded by Seagate Software under Seagate Technology's plans totaled $0, $3,158,000 and $910,000 for 1998, 1997 and 1996, respectively.

     The employees of Seagate Software also participate in the Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan permits eligible employees who have completed thirty days of employment prior to the inception of the offering period to purchase common stock of Seagate Technology through payroll deductions at the lower of 85% of the fair market value of the common stock at the beginning or at the end of each six-month offering period. Under the plan, 115,058, 80,643 and 41,574 shares of common stock of Seagate Technology were issued to Seagate Software's employees in 1998, 1997 and 1996, respectively.

     The employees of Seagate Software also participate in the Seagate Technology tax-deferred savings plan, the Seagate Technology, Inc. Savings and Investment Plan ("the 401(k) plan"). The 401(k) plan is designed to provide qualified employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the 401(k) plan on a monthly basis. Seagate Software may make annual contributions to the 401(k) plan at the discretion of the Board of Directors. No material contributions were made by Seagate Software in fiscal years 1998, 1997 or 1996.

     REVENUE RECOGNITION. Seagate Software recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 91-1, "Software Revenue Recognition". Seagate Software's total revenues are derived from license revenues for its various software products as well as maintenance, support, training and consulting. Revenues for maintenance, support services, training and consulting are recognized separately from software licenses. License revenues are recognized upon delivery of the product if no significant vendor obligations remain and collection of the resulting receivable is probable. Allowances for estimated future returns are provided upon shipment. Maintenance and support revenues consist of ongoing support and product updates and are recognized ratably over the term of the contract, which is typically twelve months. Revenues from training and consulting are recognized when the services are performed.

     Revenues from resellers, including VARs, OEMs, distributors and Seagate Technology, are primarily recognized at the time of product delivery to the reseller. Seagate Software's policy to defer such revenues if resale contingencies exists. Some of the factors that are considered to determine the existence of such contingencies include payment terms, collectibility and past history with the customer.

     Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. Seagate Software considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to ensure compliance with SFAS 48. Additionally, Seagate Software continually reviews its estimated product return provisions to ensure that they are reasonable in relation to actual product returns, which are quantified based on approved return authorization forms received prior to fiscal cutoff dates. Historically, Seagate Software's estimated product return rates have not varied materially from actual product return rates.

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), which Seagate Software currently is required to adopt for transactions entered into after July 3, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. Seagate Software has assessed the impact of the requirements of SOP 97-2 and SOP 98-4 and has changed certain of its policies and procedures. Seagate Software believes that the adoption of SOP 97-2 and SOP 98-4 will not have a significant impact on Seagate Software's revenues or results of operations.

     ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. Seagate Software does not incur any direct response advertising costs. Advertising costs totaled $19,112,000, $21,617,000 and $15,748,000 for 1998,
1997 and 1996, respectively.

     NET LOSS PER SHARE. The net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from common stock options and convertible preferred stock are excluded from the computation of diluted net loss per share, as their effect is antidilutive. The net loss per common share for 1996 is not presented because Seagate Software's current capital structure did not exist prior to April 1996, making presentation for prior periods not meaningful. During 1998, Seagate Software adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The adoption of SFAS 128 and the required restatement of the 1997 net loss per share had no impact on Seagate Software because the weighted average shares used in the per share computations were unchanged under SFAS 128 because the effect of stock options would have been antidilutive. Below is a reconciliation of the numerator and denominator used to calculate earnings per share (in thousands, except share and per share data):

                                                          FOR THE YEAR ENDED
                                                          JULY 3,    JUNE 27,
                                                           1998        1997
                                                          -------    --------
Net loss per share computation -- basic and diluted:
  Numerator: Net loss...................................  $(9,270)   $(53,963)
                                                          -------    --------
  Denominator:
     Weighted average number of common shares
       outstanding during the period....................  164,571      67,714
                                                          -------    --------
       Net loss per share -- basic and diluted..........  $(56.33)   $(796.93)
                                                          =======    ========

     Incremental common shares attributable to the exercise of outstanding options and common stock subject to repurchase (assuming the proceeds would be used to purchase treasury stock) aggregating 2,118,034 shares for the year ended July 3, 1998 and 317,453 shares for 1997 were not included in the diluted net loss per share computations because the effect would have been antidilutive.

     ACCOUNTS RECEIVABLE. Accounts receivable are summarized below, in thousands:

                                                            1998       1997
                                                           -------    -------
Accounts receivable......................................  $48,200    $29,442
Less allowance for non-collection........................   (1,636)    (1,270)
                                                           -------    -------
                                                           $46,564    $28,172
                                                           =======    =======

     INVENTORY. The write-downs of inventory to the lower of cost or market were $3,674,000, $531,000 and $800,000 in 1998, 1997, and 1996 respectively. The write-down in fiscal 1998 was a result of consolidating Seagate Software's fulfillment warehouses and changing their strategy to have fulfillment activities handled by an outsourcing partner. As a result of this consolidation excess and obsolete components and finished goods were written down. The write-down in fiscal 1997 and 1996 related to excess and obsolete components and finished goods inventory.

     PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Property, equipment and leasehold improvements consisted of the following, in thousands:

                                                    ESTIMATED
                                                   USEFUL LIFE        1998       1997
                                                -----------------    -------    -------
Equipment.....................................  Two to five years    $30,999    $30,009
Building and leasehold improvements...........    Life of lease        9,424      6,428
                                                                     -------    -------
                                                                      40,423     36,437
Less accumulated depreciation and
  amortization................................                       (23,547)   (15,652)
                                                                     -------    -------
                                                                     $16,876    $20,785
                                                                     =======    =======

     Depreciation expense was $11,727,000, $8,911,000 and $3,918,000 in 1998,
1997 and 1996, respectively.

     GOODWILL AND OTHER INTANGIBLES. Goodwill and other intangibles consisted of the following, in thousands:

                                                            1998       1997
                                                           -------    -------
Goodwill.................................................  $49,039    $50,286
Developed technology.....................................   48,049     46,136
Trademarks...............................................    9,972      9,972
Assembled workforce......................................    4,596      6,666
Distribution network.....................................    2,925      2,925
Other intangibles........................................   13,813     12,853
                                                           -------    -------
                                                           128,394    128,838
Accumulated amortization.................................  (71,558)   (49,795)
                                                           -------    -------
Goodwill and other intangibles...........................  $56,836    $79,043
                                                           =======    =======

     Amortization of developed technologies is included in costs of revenues. In 1998, 1997 and 1996 the amortization of goodwill and other intangibles includes write-offs and write-downs to the estimated fair value of $1,900,000, $6,173,000 and $2,157,000, respectively. In 1997 the amortization of acquired developed technologies included in cost of revenues includes write-downs and write-offs to net realizable value of $6,918,000.

     Periodically, Seagate Software reviews the carrying value of its intangibles other than developed technology to ascertain if there has been any impairment. In 1996 the former owner of Frye computer Systems, Inc. (a 1995 acquisition), Mr. Frye, left Seagate Software. With his departure, Seagate Software decided to release Mr. Frye from the remaining period of his covenant not to compete and to not use the Frye name trademark in future products. As a result, the remaining carrying value of the covenant not to compete and trademark and associated goodwill totaling $1,932,000 were written off.

     Seagate Software also periodically reviews the net realizable value of developed technology under the guidance of SFAS No. 86. Seagate Software compares the estimated undiscounted future cash flows on a product by product basis to the unamortized cost of developed technology and unamortized costs in excess of the estimated undiscounted cash flows are written off. The impairment write-offs for developed technology recorded in 1997 were caused by a number of factors including Seagate Software's decision to stop selling products or technologies such as DOS, new acquisitions, or new product designs. Seagate Software is not currently generating revenue from any products for which the related developed technology has been impaired.

     In addition, Seagate Software assesses the impairment of goodwill not included in the scope of SFAS 121 under Accounting Principles Board Opinion No. 17, "Intangible Assets", (APB17). During 1997, Seagate Software wrote-off and wrote-down goodwill amounting to $6,173,000. The write-offs and write-downs related to the decision to abandon and stop selling all current and future products acquired from Frye Computer Systems, Inc., the decision to abandon and stop selling virtually all current and future products acquired in the acquisition of Palindrome Corporation, and the decision to close down and sell Calypso Software Systems, Inc.

     Seagate Software has capitalized the assembled workforce in most of its acquisitions. When Seagate Software reviews the carrying value of its intangibles, if there remains less than 5% of the original workforce, the related intangible is deemed impaired. In 1998, Seagate Software wrote off the workforces for three previous acquisitions, Network Computing, Inc., Netlabs, Inc., and Creative Interaction Technologies, Inc., because less than 5% of the original workforces remained.

     The following table provides quantitative information about the write-offs and write-downs of goodwill and other intangibles, in thousands:

                                                 1996                    1997                     1998
                                        ----------------------   ---------------------   ----------------------
                                                                 DEVELOPED
                                        INTANGIBLES   GOODWILL   TECHNOLOGY   GOODWILL   INTANGIBLES   GOODWILL
                                        -----------   --------   ----------   --------   -----------   --------
Covenant not to compete
  Frye Computer Systems, Inc..........    $1,188        $744
Trademark
  Frye Computer Systems, Inc..........    $  225
Developed Technology
  Netlabs, Inc........................                             $  780
  Palindrome Corporation..............                              2,740      $2,930
  Calypso Software Systems, Inc.......                              1,627       2,573
  Creative Interaction Technologies,
     Inc..............................                              1,176
  Frye Computer Systems, Inc..........                                463         670
  Network Computing, Inc..............                                132
Assembled Workforce
  Network Computing, Inc..............                                                      $120        $  155
  Netlabs, Inc........................                                                       431         1,045
  Creative Interaction Technologies,
     Inc..............................                                                        82            67
                                          ------        ----       ------      ------       ----        ------
          Total.......................    $1,413        $744       $6,918      $6,173       $633        $1,267
                                          ======        ====       ======      ======       ====        ======

     COMMON STOCK SUBJECT TO REPURCHASE. Current employees and directors of Seagate Software and of Seagate Technology have exercised 740,065 shares of common stock under the Option Plan. At July 3, 1998, 176,455 shares were vested and 563,610 shares were unvested. At the option of the employee or director, within 30 days of termination such vested and unvested shares may be sold back to Seagate Software at the original issue price. In addition, upon termination, unvested shares are subject to repurchase at the option of Seagate Software at original issue price. Because of the obligation to repurchase vested and unvested shares of common stock, Seagate Software has excluded the amounts associated with the repurchase obligation from Stockholders' Equity in the accompanying balance sheet. At July 3, 1998, the repurchase obligation amounted to $3,917,000.

NEW ACCOUNTING PRONOUNCEMENTS

     In October 1997 and March 1998, the American Institute of Certified Public Accountants issued Statements of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" ("SOP 98-4"), which Seagate Software currently is required to adopt for transactions entered into after July 3, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supersede SOP 91-1. Seagate Software has assessed the impact of the requirements of SOP 97-2 and SOP 98-4 and has changed certain of its policies and procedures. Seagate Software believes that the adoption of SOP 97-2 and SOP 98-4 will not have a significant impact on Seagate Software's revenues or results of operations.

     Seagate Software intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during fiscal 1999. Both standards will require additional disclosure, but will not have a material effect on Seagate Software's financial position or results of operations. SFAS 130 establishes standards for the reporting and display of comprehensive income and is expected to first be reflected in Seagate Software's first quarter of 1999 interim financial statements. The components of comprehensive income include net income and items that are currently reported directly as a component of stockholders' equity such as changes in foreign currency translation adjustments and changes in the fair value of available-for-sale financial instruments. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in Seagate Software's 1999 Annual Report on Form 10-K.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. Seagate Software has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for Seagate Software's consolidated financial statements for the fiscal year ending June 30, 2000.

BUSINESS COMBINATIONS AND ACQUISITIONS

     Seagate Software acquired Eastman Software Storage Management Group, Inc. in 1998 and Arcada Holdings, Inc., Holistic Systems, Ltd., Calypso Software Systems, Inc., OnDemand Software, Inc. and Sytron Corporation in 1996. There were no acquisitions in 1997. Management is primarily responsible for estimating the fair values of tangible and intangible assets and liabilities acquired.

     In accordance with the provisions of APB Opinion 16, all identifiable assets, including identifiable intangible assets, were assigned a portion of the cost of the acquired enterprise (purchase price) on the basis of their respective fair values. This included the portion of the purchase price properly attributed to incomplete research and development projects that should be expenses according to the requirements of Interpretation 4 of SFAS No. 2.

     VALUATION OF ACQUIRED INTANGIBLE ASSETS. To determine the value of in-process research and development, Seagate Software considered, among other factors, the stage of development of each project, the time and cost needed to complete each project, expected income, associated risks which included the inherent difficulties and uncertainties in completing each project and thereby achieving technological feasibility and risks related to the viability of and potential changes to future target markets. This analysis resulted in amounts assigned to in-process research and development for projects that had not yet reached technological feasibility and which did not have alternative future uses.

     The Income Approach, which includes analysis of markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each in-process research and development project. The underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of in-process research and development projects.

     To determine the value of developed technologies, the expected future cash flows of existing product technologies were evaluated, taking into account risks related to the characteristics and applications of each product, existing and future markets and assessments of the life cycle stage of each product. Based on this analysis, the existing technologies that had reached technological feasibility were capitalized.

     To determine the value of the distribution networks and customer bases, Seagate Software considered, among other factors, the size of the current and potential future customer bases, the quality of existing relationships with customers, the historical costs to develop customer relationships, the expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in transitioning the business relationships from the acquired entity to Seagate Software and risks related to the viability of and potential changes to future target markets.

     To determine the value of trademarks, Seagate Software considered, among other factors, the assumption that in lieu of ownership of a trademark, a company would be willing to pay a royalty in order to exploit the related benefits of such trademark.

     To determine the value of assembled workforces, Seagate Software considered, among other factors, the costs to replace existing employees including search costs, interview costs and training costs.

     Goodwill is determined based on the residual difference between the amount paid and the values assigned to identified tangible and intangible assets. If the values assigned to identified tangible and intangible assets exceed the amounts paid, including the effect of deferred taxes, the values assigned to long-term assets were reduced proportionally until there was no negative goodwill.

     ACQUISITION OF EASTMAN SOFTWARE STORAGE MANAGEMENT GROUP, INC. In June 1998, Seagate Software acquired all of the outstanding capital stock of Eastman Software Storage Management Group, Inc. ("Eastman"), a company engaged in developing, producing and marketing hierarchical storage management products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash. Approximately $6,800,000 of the total purchase price represented the value of in-process technology that had not yet reached technological feasibility, had no alternative future uses and was charged to Seagate Software's operations in the quarter ended July 3, 1998. Seagate Software accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in Seagate Software's operations since the date the acquisition was completed. Pro forma financial information is not presented as such amounts are not material. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets...................  $   535
Liabilities assumed........................................     (508)
Assembled workforce........................................      340
Developed technology.......................................      500
In-process research and development........................    6,800
Microsoft agreement........................................    1,500
Goodwill...................................................      833
                                                             -------
                                                             $10,000
                                                             =======

  Overview

     Eastman's two primary products are OPEN/stor for Windows NT and AvailHSM for NetWare. By integrating Eastman's product line, Seagate will be able to convert their Storage Migrator product into a stand-alone HSM application for Windows NT environments. As of the date of acquisition, the Company abandoned the AvailHSM product and technology due to dated features and functionality; the valuation analysis did not include a fair value for the AvailHSM product.

     As for OPEN/stor at the date of acquisition, the Company planned to phase out the product over the following 12 to 15 months. Seagate's purpose for the acquisition was for the next generation technologies that were underway at Eastman, referenced by project names Sakkara and Phoenix. These projects were complete re-writes of Eastman's prior generation technology that would allow the product to be sold stand-alone upon completion.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Eastman, the existing products did not operate on a stand-alone basis. Therefore, as mentioned above, all of the original underlying code and base technology for the next generation products were in the process of being completely re-written as date of valuation.

  Assumptions

     Revenue

     Future revenue estimates were generated for the following technologies: (i) OPEN/stor, (ii) Sakkara, and (iii) Phoenix. Aggregate revenue for existing Eastman products was estimated to be approximately $167,000 for the one month ending June 30, 1998. Revenues were estimated to increase to approximately

$3.9 million and $7.1 million for fiscal years 1999 and 2000 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 20% to 30% for fiscal years 2001 through 2006. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues,
(iii) growth rates for the storage management software market, (iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and
(vii) the estimated life of a product's underlying technology.

     Operating expenses

     Operating expenses used in the valuation analysis of Eastman included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate and Eastman's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 5% throughout the estimation period. Seagate Software's cost of goods sold was 20% for fiscal 1996 and 22% for fiscal 1997.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be approximately 10% throughout the estimation period.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 27% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed and in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, Seagate Software's management anticipated the costs to complete the in-process technologies at approximately $1.8 million.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Eastman's developed and in-process technologies were 15% and 20%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

ACQUISITION OF HOLISTIC SYSTEMS, LTD.

     In June 1996, Seagate Software acquired all of the outstanding shares of Holistic Systems, Ltd. a company engaged in developing, producing and marketing OLAP-compliant, integrated enterprise business intelligence systems encompassing facilities for executive information, decision support and other business intelligence applications. The purchase price of approximately $85,458,000 was paid in cash, and a portion of such consideration ($18,000,000) was placed in escrow for contingent consideration. The escrow was released by Seagate Software during the third quarter of fiscal 1997. Seagate Software accounted for the acquisition using the purchase method, and the results of operations of Holistic are only included in Seagate Software's operations since the date the acquisition was completed. The following is a summary of the initial purchase price allocation, in thousands:

Current assets and other tangible assets...................  $ 9,993
Liabilities assumed........................................   (5,087)
Trademarks.................................................    5,889
Assembled workforce........................................    1,890
Developed technology.......................................   16,453
Customer base..............................................    3,746
In-process research and development........................   35,892
Restricted cash held in escrow.............................   18,000
Deferred tax liability.....................................   (1,318)
Goodwill...................................................       --
                                                             -------
                                                             $85,458
                                                             =======

     The discount rates selected for Holistic's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 15% at the date of the acquisition) and (ii) the Weighted Average Return on Assets (approximately 17%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology has not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

     The underlying in-process project acquired was the most significant and uncertain assumption utilized in the valuation analysis of the in-process research and development. Management was primarily responsible for estimating the fair value of the purchased R&D in the Holistic acquisition.

     As noted above, $18,000,000 of the acquisition consideration was held in escrow as contingent consideration. Seagate Software decided to release to the former shareholders of Holistic the escrow funds of $18,000,000 in the third quarter of fiscal 1997 even though the required contingencies had not been satisfied. As a result, Seagate Software recorded compensation expense as an unusual item amounting to $13,446,000 for payments made to Company employees who were also former shareholders of Holistic and an additional purchase price amount of $4,554,000 for payments to former shareholders of Holistic who were not employees of Seagate Software. The additional purchase price was allocated based on the same methodology as the original purchase price and in the third quarter of 1997, Seagate Software recorded an additional in-process research and development write-off of $2,613,000, acquired intangible assets of $2,037,000 and a deferred tax liability of $96,000.

     As of the date of the acquisition, Holistic was in the process of developing the next generation of Holos, version 6.0, which was planned for release during the summer of 1997. Actual release of Holos, version 6.0, occurred in the fourth quarter of fiscal 1997.

ACQUISITION OF CALYPSO SOFTWARE SYSTEMS, INC.

     In May 1996, Seagate Software acquired all of the outstanding shares of Calypso Software Systems, Inc. ("Calypso"), a company engaged in developing, producing and marketing software for managing systems and applications in complex, distributed client/server computer networks. The purchase price of approximately $13,865,000 was paid in cash. Seagate Software accounted for the acquisition using the purchase method, and the results of operations of Calypso are only included in Seagate Software's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets...................  $ 1,209
Liabilities assumed........................................     (245)
Assembled workforce........................................      400
Developed technology.......................................    3,600
Customer base..............................................      540
In-process research and development........................    5,400
Goodwill...................................................    2,961
                                                             -------
                                                             $13,865
                                                             =======

     As of the date of acquisition, Calypso had undergone or was in the process of undergoing the re-write of code in C+, adding navigator capabilities, developing web server and browser interoperability, developing CORBA interoperability, and developing Network OLE/COM interoperability for Atrium EMS (stand-alone). The estimated cost to complete the in-process research and development projects acquired from Calypso was estimated to be approximately $750,000 as of the date of the acquisition. These in process research and development projects were successfully completed prior to a restructuring of operations in the third quarter of fiscal 1997. As a result of this restructuring and a change in Seagate Software's strategic direction, in the first quarter of fiscal 1998, Seagate Sofware disposed of all the developed and in process technologies originally acquired from Calypso.

     ACQUISITION OF ONDEMAND SOFTWARE, INC. In March 1996, Seagate Software acquired all of the outstanding shares and stock options of OnDemand Software, Inc. ("OnDemand"), a company engaged in developing, producing and marketing WinINSTALL, a product which automates installation, upgrades and uninstalls of network applications throughout the enterprise. The purchase price of approximately $13,425,000 was paid in cash. Seagate Software accounted for the acquisition using the purchase method, and the results of operations of OnDemand are only included in Seagate Software's operations since the date the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets...................  $   832
Liabilities assumed........................................     (227)
Assembled workforce........................................      270
Developed technology.......................................    2,000
Covenant not to compete....................................       50
In-process research and development........................    8,900
Goodwill...................................................    1,600
                                                             -------
                                                             $13,425
                                                             =======

     ACQUISITION OF MINORITY INTEREST OF ARCADA HOLDINGS, INC. The combination of Seagate Software with Arcada Holdings, Inc. ("Arcada"), a company which developed, marketed and supported data protection and storage management software products that operated across multiple desktop and client/server environments, was accounted for as a pooling-of-interests and, accordingly, all prior periods presented in the accompanying consolidated financial statements include the accounts and operations of Arcada. Arcada's results of operations for the duplicated six months ended December 30, 1995 were as follows, in thousands:

                                                          FOR THE SIX
                                                         MONTHS ENDED
                                                       DECEMBER 30, 1995
                                                       -----------------
Net revenues.........................................       $37,700
Operating expenses...................................        29,320
Other income.........................................           588
Net loss.............................................           (80)

     In connection with the pooling-of-interests, Seagate Software acquired the then outstanding minority interest of Arcada. The minority interest was approximately 31% on a fully diluted basis. The acquisition of the minority interest was accounted for as a purchase and in connection with the acquisition, Seagate Technology issued 2,553,000 shares of common stock with a fair market value of approximately $52,009,000 and 1,817,000 options to purchase common stock with a fair market value of approximately $33,065,000 (aggregate fair value of $85,074,000). The value of the shares of Seagate Technology common stock issued to shareholders of Arcada was determined based on the average market price of Seagate Technology's common stock five days before and five days after October 3, 1995, the date that the terms of the acquisition were agreed to. The options were issued to employees of Arcada and Conner, Arcada's parent, in exchange for options of Arcada. The options have a term of 10 years and vest 1/16 per quarter over 4 years. The value of the options were based on the intrinsic value of options, which approximates the fair value The following is a summary of the purchase price allocation for the acquisition of the minority interest, in thousands:

Assembled workforce........................................  $ 1,355
Distribution network.......................................       94
Corporate accounts.........................................      375
Strategic alliances........................................    1,437
OEM agreements.............................................    3,217
Value added resellers......................................    2,030
Trademarks.................................................    2,811
Developed technology.......................................    4,623
In-process research and development........................   43,949
Deferred tax liability.....................................   (6,254)
Goodwill...................................................   31,437
                                                             -------
                                                             $85,074
                                                             =======

     Intangible assets were identified through (i) analysis of the acquisition agreement, (ii) consideration of the Network & Storage Management Group's intentions for future use of the acquired assets, and (iii) analysis of data available concerning Arcada's products, technologies, markets, historical financial performance, estimates of future performance and the assumptions underlying those estimates. The economic and competitive environment in which the Network & Storage Management Group and Arcada operate was also considered in the valuation analysis.

     Specifically, purchased research and development ("purchased R&D") was identified and valued through extensive interviews and discussions with the Network & Storage Management Group and Arcada management and the analysis of data provided by Arcada concerning Arcada's developmental products, their respective stage of development, the time and resources needed to complete them, their expected income generating ability, target markets and associated risks. The Income Approach, which includes an analysis of the markets, cash flows, and risks associated with achieving such cash flows, was the primary technique utilized in valuing each purchased R&D project. A portion of the purchase price was allocated to the developmental projects based on the appraised fair values of such projects.

     DISCUSSION OF IN-PROCESS RESEARCH & DEVELOPMENT ONE TIME WRITE-OFF

  Overview

     As of the acquisition date, Arcada had spent a significant amount of money on research and development related to the re-development efforts to add features and utilities to the Desktop, NetWare and Windows NT products such as disk grooming, hierarchical storage management, upgraded graphical user interfaces, file and server replication, and server mirroring in order to continue to meet increasingly complex user needs.

     In accordance with SFAS 86, paragraph 38 ("Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed"), "the cost of software purchased to be integrated with another product or process will be capitalized only if technological feasibility was established for the software component and if all research and development activities for the other components of the product or process were completed at the time of the purchase." Although Seagate purchased existing products from Arcada, since the majority of the original underlying code and base technology for the NetWare and Windows NT product families was completed in the 1990 time frame, the technologies, as of the date of valuation, were desperately in need of, and therefore, as mentioned above, was undergoing significant re-development.

  Assumptions

     Revenue

     Future revenue estimates were generated for the following product families:
(i) Desktop, (ii) NetWare, and (iii) Windows NT. Aggregate revenue for Arcada products was estimated to be approximately $94 million for the ten and one-half months ending December 31, 1996. Revenues were estimated to increase to approximately $161 million and $233 million for calendar years 1997 and 1998 when most of the in-process projects were expected to be complete and shipping. Thereafter, revenue was estimated to increase at rates ranging from 35% to 40% for calendar years 1999 through 2002. Revenue estimates were based on (i) aggregate revenue growth rates for the business as a whole, (ii) individual product revenues, (iii) growth rates for the storage management software market,
(iv) the aggregate size of the storage management software market, (v) anticipated product development and introduction schedules, (vi) product sales cycles, and (vii) the estimated life of a product's underlying technology. The estimated product development cycle for the new products ranged from 12 to 18 months.

     Operating expenses

     Operating expenses used in the valuation analysis of Arcada included (i) cost of goods sold, (ii) general and administrative expense, (iii) selling and marketing expense, and (iv) research and development expense. In developing future expense estimates, an evaluation of both Seagate Software and Arcada's overall business model, specific product results, including both historical and expected direct expense levels (as appropriate), and an assessment of general industry metrics was conducted.

     Cost of goods sold. Cost of goods sold, expressed as a percentage of revenue, for the developed and in-process technologies ranged from approximately 5% to 30% (30% for Desktop, 10% for NetWare, and 5% for Windows NT). Seagate Software's cost of goods sold was 20% for fiscal 1996, 22% for fiscal 1997, and 17% for fiscal 1998.

     General and administrative ("G&A") expense. G&A expense, expressed as a percentage of revenue, for the developed and in-process technologies ranged from 12% in calendar 1996 to 8% in calendar 1998 and beyond.

     Selling and marketing ("S&M") expense. S&M expense, expressed as a percentage of revenue, for the developed and in-process technologies was estimated to be 30% throughout the estimation period.

     Research and development ("R&D") expense. R&D expense consists of the costs associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D). Maintenance R&D includes all activities undertaken after a product is available for general release to customers to correct errors or keep the product updated with current information. These activities include routine changes and additions. The maintenance R&D expense was estimated to be 5% of revenue for the developed technologies and 3% of revenue for the in-process technologies throughout the estimation period.

     In addition, as of the date of acquisition, the Network & Storage Management Group management anticipated the costs to complete the Desktop, NetWare, and Windows NT technologies at approximately $6.8 million, $4.5 million, and $7.5 million, respectively. Since the acquisition date, all projects originally acquired from Arcada were commercially released prior to the end of the fourth quarter of fiscal 1997.

     Effective tax rate

     The effective tax rate utilized in the analysis of developed and in-process technologies was 38%, which reflects Seagate's combined federal and state statutory income tax rates, exclusive of non-recurring charges at the time of the acquisition and estimated for future years.

     Discount rate

     The discount rates selected for Arcada's developed and in-process technologies were 15% and 17.5%, respectively. In the selection of the appropriate discount rates, consideration was given to (i) the Weighted Average Cost of Capital (approximately 13% to 15% at the date of acquisition) and (ii) the Weighted Average Return on Assets (approximately 18%). The discount rate utilized for the in-process technology was determined to be higher than Seagate's WACC due to the fact that the technology had not yet reached technological feasibility as of the date of valuation. In utilizing a discount rate greater than Seagate's WACC, management has reflected the risk premium associated with achieving the forecasted cash flows associated with these projects.

ACQUISITION OF SYTRON CORPORATION.

     In July 1995, Arcada Software, Inc., a majority-owned subsidiary of Arcada, acquired the assets and liabilities of Sytron Corporation, a company which developed, produced and marketed software products for data storage management. The purchase price of approximately $5,017,000 was paid in cash. Arcada accounted for the acquisition using the purchase method, and the results of operations of Sytron are only included in Seagate Software's operations since the acquisition was completed. The following is a summary of the purchase price allocation, in thousands:

Current assets and other tangible assets....................  $  848
Liabilities assumed.........................................    (508)
Developed technology........................................   1,487
In-process research and development.........................   2,817
Goodwill....................................................     373
                                                              ------
                                                              $5,017
                                                              ======

STOCKHOLDERS' EQUITY

     Seagate Software's authorized capital stock consists of 95,600,000 shares of common stock and 73,000,000 shares of preferred stock, 54,633,333 of which have been designated as Series A preferred stock and 18,366,667 of which remain undesignated.

     PREFERRED STOCK. The Series A preferred have the following rights, preferences and privileges:

     Conversion. The holders of the Series A preferred stock have the right to convert the Series A preferred stock at any time into common stock. The Series A preferred stock will be automatically converted into common stock, at the then-effective conversion price, upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. The initial conversion rate will be one share of preferred stock for each share of common stock. The conversion price of the Series A preferred stock will be subject to adjustment to reduce the effect of dilution in the event that Seagate Software issues additional shares of common stock or equivalents.

     Voting. Each share of Series A preferred stock entitles the holder to one vote for each share of common stock into which such share could then be converted. Except as required by law, the holders of shares of Series A preferred stock and the holders of shares of common stock shall vote together as one class on all matters submitted to a vote of stockholders of Seagate Software.

     Dividend Preference. The holders of shares of Series A preferred stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any stock split, stock dividend, combination, recapitalization and the like (collectively a "Recapitalization") with respect to the Series A preferred stock), prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the common stock of Seagate Software. Such dividends shall not be cumulative, and no right shall accrue to holders of Series A preferred stock by reason of the fact that dividends on such shares are not declared or paid in any year. On the date that is the end of the first fiscal year in which Seagate Software recognizes net income after taxes, the holders of shares of Series A preferred stock shall be entitled to receive, out of funds legally available for the purpose, an annual cash dividend in the amount of $0.45 per share (as adjusted to reflect any Recapitalization) prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the common stock of Seagate Software (the "Cumulative Dividend"). The Cumulative Dividend shall accrue from the Cumulative Dividend Date and shall be payable only when, as and if determined by the Board, provided, that if the Cumulative Dividend shall not have been paid and a sum sufficient for the payment thereof set apart, the deficiency shall first be fully paid before any dividend or other distribution (other than dividends payable solely in common stock) shall be paid or declared and set apart for the common stock of Seagate Software. In the event any dividend shall be paid to the holders of common stock such dividend shall be distributed among the holders of the common stock and the Series A preferred stock in proportion to the shares of common stock then held by them and the shares of common stock which they then have the right to acquire upon the conversion of the Series A preferred stock held by them.

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of Seagate Software or other reorganization, a distribution of $7.50 per share, as adjusted to reflect any Recapitalization of Series A preferred stock, plus all accrued or declared but unpaid dividends, if any, shall be made to the holders of Series A preferred stock before any amount shall be paid to the holders of common stock.

     DIVIDENDS. No dividends have been declared, or paid, to date by Seagate Software on any of the outstanding common stock or preferred stock.

     STOCK OPTION PLANS. The Option Plan provides for the issuance of either incentive or nonstatutory stock options to employees and consultants of Seagate Software. Seagate Software has reserved a total of 12,600,000 shares under the Plan. Options granted under Seagate Software's Plan are granted at fair market value, expire ten years from the date of the grant and vest over four years; 20% at the end of years one and two and 30% at the end of years three and four. Following is a summary of stock option activity from the inception of the plan through the year ended July 3, 1998:

                                                     OPTIONS OUTSTANDING
                                      --------------------------------------------------
                                      NUMBER OF SHARES   WEIGHTED AVERAGE EXERCISE PRICE
                                      ----------------   -------------------------------
Balance at June 30, 1995............             --                   $  --
  Granted...........................      3,276,200                    4.00
  Exercised.........................             --                      --
  Canceled..........................        (45,088)                   4.00
                                         ----------
Balance at June 28, 1996............      3,231,112                    4.00
  Granted...........................      2,851,255                    5.42
  Exercised.........................        (20,855)                   4.00
  Canceled..........................       (973,733)                   4.36
                                         ----------
Balance at June 27, 1997............      5,087,779                    4.73
  Granted...........................      8,039,707                    9.04
  Exercised.........................       (892,212)                   5.13
  Canceled..........................     (1,299,143)                   5.27
                                         ----------
Balance at July 3, 1998.............     10,936,131                    7.81
                                         ==========

     Options available for grant were 750,802, 7,491,366 and 9,368,888 at the end of fiscal 1998, 1997 and 1996, respectively. The following tables summarize information about options outstanding at July 3, 1998.

                                                     OPTIONS OUTSTANDING             EXERCISABLE OPTIONS
                                           ---------------------------------------   --------------------
                                                           WEIGHTED
                                                            AVERAGE       WEIGHTED               WEIGHTED
                                                           REMAINING      AVERAGE                AVERAGE
                EXERCISE                   NUMBER OF      CONTRACTUAL     EXERCISE    NUMBER     EXERCISE
                 PRICES                      SHARES     LIFE (IN YEARS)    PRICE     OF SHARES    PRICE
                --------                   ----------   ---------------   --------   ---------   --------
$ 4.00...................................   2,288,427         8.0          $4.00       891,653    $4.00
$ 6.00...................................   3,860,158         9.0           6.00       305,374     6.00
$ 7.50 - 11.00...........................   2,043,397         9.6           8.83        11,760     7.86
$12.75...................................   2,744,149        10.0          12.75            --       --
                                           ----------                                ---------
  Total..................................  10,936,131         9.1           7.81     1,208,787     4.54
                                           ==========                                =========

     PRO FORMA INFORMATION. In October 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 provides an alternative to Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APBO 25") and requires additional disclosures. Seagate Software has elected to follow APBO 25 in accounting for stock options granted. Under APBO 25, Seagate Software generally recognized no compensation expense with respect to such options.

     Pro forma information regarding net income and earnings per share is required by SFAS 123 for stock options granted after June 30, 1995 as if Seagate Software had accounted for its stock options under the fair value method of SFAS
123. The fair value of Seagate Software's stock options was estimated using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because Seagate Software's stock options granted to employees have characteristics significantly different from those of exchange-traded options (and are not fully transferable) and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its stock options granted to employees. The fair value of Seagate Software's stock options granted to employees was estimated assuming no expected dividends and the following weighted average assumptions:

                                                                                  SEAGATE
                                                      SEAGATE SOFTWARE           TECHNOLOGY
                                                         INCENTIVE             EMPLOYEE STOCK
                                                        STOCK OPTION              PURCHASE
                                                        PLAN SHARES             PLAN SHARES
                                                    --------------------    --------------------
                                                    1998    1997    1996    1998    1997    1996
                                                    ----    ----    ----    ----    ----    ----
Expected life (in years)..........................  3.67    3.65    3.65    .56     .50     .50
Risk-free interest rate...........................   5.7%    6.2%    5.6%   5.5%    5.4%    5.4%
Volatility........................................   .55     .55     .55    .63     .46     .46

     The weighted average exercise price and weighted average fair value of stock options granted in 1998 under Seagate Software's Plan were $9.04 and $4.20 per share, respectively. The weighted average purchase price and weighted average fair value of shares granted in 1998 under the Seagate Technology Employee Stock Purchase Plan (the "Purchase Plan") were $26.99 and $12.03, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period (for stock options) and over the six-month purchase period for stock purchases under the Purchase Plan. Pro forma net loss per common share for 1996 is not presented because Seagate Software's current capital structure did not exist prior to April 1996, making presentation for prior periods not meaningful. Seagate Software's pro forma information follows, in thousands:

                                                      1998        1997        1996
                                                    --------    --------    ---------
Net loss..........................................  $(16,496)   $(57,831)   $(130,043)
Net loss per common share.........................  $(100.24)   $(854.05)

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS 123 is applicable only to options granted subsequent to June 30, 1995, and Seagate Software did not commence granting stock options for the purchase of Seagate Software common stock until June 1996, the pro forma effect will not be fully reflected until 2000.

INCOME TAXES

     Seagate Software is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and Seagate Software have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which Seagate Software computes hypothetical tax returns (with certain modifications) as if Seagate Software was not included in consolidated or combined returns with Seagate Technology. Seagate Software must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay Seagate Software the amount of such refunds. At the end of fiscal 1998, $8,500,000 in intercompany tax-related balances was due from Seagate Software to Seagate Technology. At the end of fiscal 1997 and 1996, there were no intercompany tax-related balances outstanding between Seagate Software and Seagate Technology.

     The (benefit from) provision for income taxes consisted of the following, in thousands:

                                                         1998       1997       1996
                                                        -------    -------    -------
Current Tax Expense
  Federal.............................................  $ 9,444    $(5,007)   $(7,196)
  State...............................................    1,575       (384)      (762)
  Foreign.............................................    8,908      4,182        996
                                                        -------    -------    -------
Total Current Tax Expense.............................   19,927     (1,209)    (6,962)
Deferred Tax Expense
  Federal.............................................   (3,831)    (6,330)    (1,498)
  State...............................................     (711)    (1,175)      (288)
                                                        -------    -------    -------
Total Deferred Tax Expense............................   (4,542)    (7,505)    (1,786)
                                                        -------    -------    -------
(Benefit from) Provision for Income Taxes.............  $15,385    $(8,714)   $(8,748)
                                                        =======    =======    =======

     The (benefit from) provision for income taxes has been computed on a separate return basis (with certain modifications), except that pursuant to the Tax Allocation Agreement, the tax benefits of certain of Seagate Software's fiscal 1997 and 1996 tax losses and credits were recognized in the year such losses and credits were utilized by Seagate Technology in its tax returns. In fiscal 1998, Seagate Software did not recognize the benefit of certain tax credits because they were not expected to be utilized by Seagate Technology in its tax returns.

     The pro forma information assuming a tax benefit based on a separate return basis is as follows, in thousands:

                                                            YEAR ENDED
                                                           JULY 3, 1998
                                                           ------------
Income before provision for income taxes.................     $6,115
Provision for income taxes...............................      4,548
                                                              ------
Net income...............................................     $1,567
                                                              ======

     The income tax benefits related to the exercise of employee stock options reduced amounts due to or increased amounts due from Seagate Technology pursuant to the Tax Allocation Agreement and were credited to additional paid-in capital. Such amounts approximated $770,000, $3,486,000 and $1,866,000 in 1998, 1997 and
1996, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of Seagate Software's deferred tax assets and liabilities were as follows, in thousands:

                                                           1998        1997
                                                         --------    --------
DEFERRED TAX ASSETS
Receivable reserves....................................  $  1,951    $  1,859
Accrued warranty.......................................       244         192
Inventory write-downs not currently deductible.........       504         299
Accrued compensation and benefits......................     1,329       1,517
Depreciation...........................................      (986)        827
Accrued restructuring..................................        --         963
Accrued expenses not currently deductible..............     2,532         850
Acquisition related items..............................    36,264      34,745
Domestic and foreign net operating loss
  carryforwards........................................    13,116      13,098
Tax credit carryforwards...............................     8,686       1,155
Other..................................................     2,164       2,372
                                                         --------    --------
  Total Deferred Tax Assets............................    65,804      57,877
Valuation allowance....................................   (65,804)    (57,877)
                                                         --------    --------
  Net Deferred Tax Assets..............................        --          --
                                                         ========    ========
DEFERRED TAX LIABILITIES
Acquisition related items..............................    (1,691)     (6,233)
                                                         --------    --------
  Total Deferred Tax Liabilities.......................    (1,691)     (6,233)
                                                         --------    --------
Net Deferred Tax Liabilities...........................  $ (1,691)   $ (6,233)
                                                         ========    ========

     A valuation allowance has been provided for the deferred tax assets as of the end of fiscal 1998 and 1997. Realization of the deferred tax assets is dependent on future earnings, the timing and amount of which are uncertain. In addition, the net operating loss and tax credit carryforwards of acquired subsidiaries are subject to further limitations on utilization due to the "change in ownership" provisions of Internal Revenue Code Section 382 and the "separate return limitation year" rules of the federal consolidated return regulations. Approximately $8,213,000 of the valuation allowance in fiscal 1998 and 1997 is attributable to deferred tax assets that when realized, will reduce unamortized goodwill or other intangible assets of the acquired subsidiaries. The valuation allowance increased by $7,927,000, $11,946,000 and $26,038,000 in 1998, 1997 and 1996, respectively.

     As of June 27, 1997, Seagate Software has domestic and foreign net operating loss carryforwards of approximately $37,515,000 expiring in 2003 through 2010 if not used to offset future taxable income. In addition, Seagate Software, as of July 3, 1998, has research and development tax credit carryforwards of approximately $1,155,000 expiring in 2005 through 2011 and foreign tax credit carryforwards of $7,351,000, expiring in 2003, if not used to offset future tax liabilities.

     The reconciliation between the (benefit from) provision for income taxes at the U.S. statutory rate and the effective rate is summarized as follows, in thousands:

                                                       1998        1997        1996
                                                      -------    --------    --------
(Benefit) provision at U.S. statutory rate..........  $ 2,140    $(21,937)   $(48,446)
State income taxes (benefit), net...................      393        (382)       (762)
Foreign taxes in excess of the U.S. statutory
  rate..............................................    2,084         255          25
In-process research and development.................       --          --      15,382
Goodwill and other acquisition related items........    2,894       4,358       2,833
Valuation allowance.................................    7,927       8,871      22,216
Other...............................................      (53)        121           4
                                                      -------    --------    --------
                                                      $15,385    $ (8,714)   $ (8,748)
                                                      =======    ========    ========

     Cumulative undistributed earnings of certain foreign operations of Seagate Software of $2,633,000 are considered to be permanently invested in non-U.S. operations. No U.S. federal and state income tax has been provided on these amounts. Additional U.S. federal and state income taxes that would have to be provided if these earnings were repatriated to the U.S. cannot be determined at this time.

RESTRUCTURING COSTS

     Restructuring charges were $9.5 million in fiscal 1996 and $2.5 million in fiscal 1997. The 1996 restructuring charges pertain to the acquisition of Arcada Holdings, Inc. in February 1996. As a result of the acquisition, Seagate Software had obtained duplicate technologies and product lines in data protection and storage management software as those assets acquired in the Palindrome Corporation (Palindrome) acquisition in fiscal 1995. Seagate Software determined that it would be beneficial to consolidate the world-wide sales, marketing, research and development, technical support and other operations and administrative functions of its network and storage management business. A restructuring plan was approved by the Board of Directors in March 1996 and the plan resulted in facility closures and staff reductions of 43 at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as staff reductions of 69 at the former Palindrome facility in Naperville, Illinois. In addition, because Arcada had a better industry reputation and superior products to those of Palindrome, Seagate Software's plan and strategy going forward was to focus on the technologies and products acquired from Arcada. The revenue and net operating loss relating to products acquired from Palindrome in fiscal 1996 was $15.9 million and $2.1 million respectively. For fiscal 1997, the revenue and net operating loss relating to products acquired from Palindrome was $3.3 million and $3.7 million respectively.

     The non-cash restructuring charges included amounts for abandonment of the Palindrome trademarks, impairment of the capitalized workforce intangible assets pertaining to the acquisition of Palindrome because of the planned layoff of personnel, write-off of a duplicate trade show booth, and write-off of obsolete Palindrome marketing materials. Cash restructuring charges included amounts for severance and benefits to terminated Palindrome employees, costs for facilities lease termination, other contract cancellation fees, and merger related costs incurred by Arcada in the acquisition of the Arcada minority interests by Seagate Technology.

     The fiscal 1997 restructuring charges netted to $2.5 million, comprised of a $3.4 million restructuring charge that included the closure of Seagate Software's Network & Storage Management Group's facility located in Cupertino, California. This facility closure resulted in cash charges for severance and benefits for 69 employee terminations and non-charges for excess facilities and the write down of equipment. In addition, the $3.4 million included amounts related to the Company's decision, after concluding a sale was no longer viable, to no longer pursue the technologies acquired in the 1996 acquisition of Calypso Software Systems, Inc. and to shutdown its operations. This decision resulted in cash charges for severance and benefits for 35 employee terminations and non-cash charges for the write off of certain remaining intangible assets of Calypso. The revenue and net operating loss relating to Calypso for fiscal 1996 was $444,000 and $53,000 respectively. For fiscal 1997, the revenue and net operating loss relating to Calypso was $640,000 and $47,000 respectively.

     The restructuring charges recorded in fiscal 1997 were reduced by $957,000 for the reversal of amounts pertaining to the fiscal 1996 restructuring charges as a result of a higher than planned number of voluntary employee terminations without severance benefits prior to the facility shutdown and completion of other aspects of the restructuring plan at less than the originally estimated cost, net of an increase in the accrual for facilities lease payments due to changes in estimates of the costs to terminate leases after facilities closure.

     A summary of Seagate Software's restructuring activities for the past three years is provided below (in thousands):

                       SEVERANCE
                          AND                                                           CONTRACT     LEGAL AND
                       EMPLOYEE                                                       CANCELLATION   ACCOUNTING    OTHER
                       BENEFITS    FACILITIES   EQUIPMENT   INVENTORY   INTANGIBLES       FEES          FEES      EXPENSES
                       ---------   ----------   ---------   ---------   -----------   ------------   ----------   --------
1996 charges.........   $1,554       $1,571      $ 1,018      $ 300       $ 4,312         $ 67         $ 525       $ 155
Cash charges.........     (518)          --           --         --            --           --          (568)         --
Non-cash charges.....       --         (121)        (116)        --        (4,052)          --            --        (138)
                        ------       ------      -------      -----       -------         ----         -----       -----
Reserves 1996........    1,036        1,450          902        300           260           67           (43)         17
1997 charges.........      770          505          728         --         1,378           --            --         100
Cash charges.........     (975)        (915)          --         --            --           --            --          --
Non-cash charges.....       --          (72)         (44)        --        (1,378)          --            --          --
Adjustment...........     (351)         267         (172)      (300)         (260)         (67)           43        (117)
                        ------       ------      -------      -----       -------         ----         -----       -----
Reserves 1997........      480        1,235        1,414         --            --           --            --          --
Cash charges.........     (373)        (519)          (9)        --            --           --            --          --
Non-cash charges.....       --           --       (1,045)        --            --           --            --          --
Adjustment...........     (107)         467         (360)        --            --           --            --          --
                        ------       ------      -------      -----       -------         ----         -----       -----
Reserves 1998........   $   --       $1,183      $    --      $  --       $    --         $ --         $  --       $  --
                        ======       ======      =======      =====       =======         ====         =====       =====


                        TOTAL
                       -------
1996 charges.........  $ 9,502
Cash charges.........   (1,086)
Non-cash charges.....   (4,427)
                       -------
Reserves 1996........    3,989
1997 charges.........    3,481
Cash charges.........   (1,890)
Non-cash charges.....   (1,494)
Adjustment...........     (957)
                       -------
Reserves 1997........    3,129
Cash charges.........     (901)
Non-cash charges.....   (1,045)
Adjustment...........       --
                       -------
Reserves 1998........  $ 1,183
                       =======

     Seagate Software's remaining restructuring reserves pertain to continuing lease payments on facilities that were closed and abandoned as a result of the Palindrome restructuring. Seagate Software has been unable to sublease these facilities and anticipates that the remaining restructuring reserves will be utilized over the period through lease termination in fiscal 2002.

     In fiscal 1996, Seagate Software recorded a restructuring reserve of $9,502,000 for the following items:

     Severance and employee benefits ($1,554,000) -- Severance and employee benefits included amounts for consolidation of operations and termination of employees at the Arcada facilities in Westboro, Massachusetts, the United Kingdom and France, as well as at the former Palindrome facility in Naperville, Illinois.

     Excess facilities ($1,571,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities located in Naperville, Westboro, the United Kingdom and France that are to be closed as a result of the restructuring actions.

     Equipment ($1,018,000) -- This amount is a reserve for equipment at the Naperville, Westboro, the United Kindgom and France facilities. It consists of computer equipment, furniture and fixtures and software at these facilities that will not be used after the locations are closed. All of the equipment provided for in this reserve has been abandoned.

     Inventory ($300,000) -- This consists of obsolete packaging material that will no longer be used and OEM inventory of $80,000 that will no longer be sold.

     Intangibles ($4,312,000) -- This write down consists of Palindrome intangible assets of $3,534,000, $390,000 of developed technology related to Atlas and $388,000 of goodwill related to the Sytron acquisition. The Palindrome intangible assets were further broken down into trademark of $1,000,000, workforce of $1,188,000, distribution network of $69,000 and goodwill of $1,277,000. Seagate Software decided to pursue the Arcada brand name and trademark and abandon the Palindrome trademark. As a result, Seagate Software determined that it would lay off substantially all of the 121 employees of Palindrome located at the Naperville facility. At the time of original purchase, Seagate Software proportionally allocated goodwill to long-lived intangible assets based upon the original purchase price. The amounts of goodwill included in the restructuring reserve relate to the remaining unamortized goodwill associated with the intangible assets written off.

     Contract Cancellation ($67,000) -- This $67,000 item is a canceled contract for outsourced Technical Support with a vendor used by Palindrome.

     Legal/Accounting Fees ($525,000) -- This $525,000 represents and estimate of the legal and accounting fees that were to be incurred by Arcada from the acquisition of Arcada stock by Seagate Technology.

     Other ($155,000) -- This represents a trade show booth valued at $100,000 that is redundant and $55,000 worth of obsolete marketing materials.

     The above assets were not impaired in a prior period because their impairment arose specifically from the restructuring actions taken as a result of the acquisition of the minority interest in Arcada in the third quarter of fiscal 1996. Prior to the acquisition, Palindrome products were marketed and sold as part of the Seagate Software portfolio. Seagate Software has not generated any income from these activities in subsequent periods.

     In fiscal 1997, Seagate Software recorded an additional restructuring reserve of $3,481,000 that resulted primarily from the plan to shutdown Manchester operations and the decision to try to sell the Calypso technology and a separate decision to consolidate Network & Storage Management Group operations which resulted in the shutdown of Seagate Software's facility in Cupertino, California.

     Severance and employee benefits ($770,000) -- Severance and employee benefits included amounts for the shutdown and termination of employees at the Cupertino, California facility due to a consolidation of operations and the shutdown and termination of employees at the Calypso facility in Manchester, New Hampshire due to a decision to no longer pursue the Calypso products and technologies.

     Excess facilities ($505,000) -- This accrual was designed to provide for rent termination costs and rent expense for facilities closures in Manchester, New Hampshire and Cupertino, California.

     Equipment ($728,000) -- This equipment is in the Manchester and Cupertino facilities that would not be used after the shutdowns. It consisted largely of computer equipment but also included amounts for furniture and fixtures and software. All of the equipment provided for in this reserve has been abandoned.

     Intangibles ($1,378,000) -- This asset consisted of Calypso related intangibles first capitalized upon the acquisition of Calypso in fiscal 1996. The amounts written down included net developed technology of $1,086,000 and assembled workforce of $292,000. These assets were written down based on management's plan to sell Calypso and its products and technologies.

     Other ($100,000) -- This represents miscellaneous additional costs related to the Manchester (Calypso) shutdown.

     The above assets were not impaired in a period prior to recording the restructuring reserves because their impairment arose specifically from the business decision and plan in the fourth quarter of fiscal 1997 to close the Manchester (Calypso) facility and abandon that technology and the additional decision to consolidate operations of the company and close the Cupertino facility.

LINES OF CREDIT

     In addition to the Revolving Loan Agreement with Seagate Technology, certain foreign subsidiaries have line of credit facilities with third party financial institutions. These line of credit facilities provide for additional borrowings of up to an equivalent of approximately $1,100,000 at July 3, 1998. Interest rates payable on borrowings are based on local bank prime interest rates. At July 3, 1998, there were no outstanding borrowings under any of these lines of credit.

BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     Seagate Software operates in a single industry segment by developing, marketing and supporting business intelligence and systems infrastructure management software products, and related professional services. The following tables summarize Seagate Software's operations in different geographic areas, in thousands:

                                                       YEAR ENDED JULY 3, 1998
                                          -------------------------------------------------
                                                                ADJUSTMENTS
                                           NORTH                    AND
                                          AMERICA     EUROPE    ELIMINATIONS   CONSOLIDATED
                                          --------   --------   ------------   ------------
Revenues from unaffiliated customers....  $275,606   $ 17,620     $    --        $293,226
Transfers between geographic areas......     2,368         30      (2,398)             --
                                          --------   --------     -------        --------
Total net sales.........................  $277,974   $ 17,650      (2,398)       $293,226
Income (loss) from operations...........    19,954    (13,829)         --           6,125
Other income (expense), net.............       287       (297)         --             (10)
                                          --------   --------     -------        --------
Income (loss) before income taxes.......  $ 20,241   $(14,126)    $    --        $  6,115
                                          --------   --------     -------        --------
Identifiable assets.....................  $114,086   $ 24,911     $    --        $138,997
                                          ========   ========     =======        ========

                                                       YEAR ENDED JUNE 27, 1997
                                           ------------------------------------------------
                                                                ADJUSTMENTS
                                            NORTH                   AND
                                           AMERICA    EUROPE    ELIMINATIONS   CONSOLIDATED
                                           --------   -------   ------------   ------------
Revenues from unaffiliated customers....   $203,324   $13,626     $    --        $216,950
Transfers between geographic areas......        861       841      (1,702)             --
                                           --------   -------     -------        --------
Total net sales.........................   $204,185   $14,467     $(1,702)       $216,950
Loss from operations....................    (55,225)   (5,071)         --         (60,296)
Other expense, net......................     (2,315)      (66)         --          (2,381)
                                           --------   -------     -------        --------
Loss before income taxes................   $(57,540)  $(5,137)    $    --        $(62,677)
                                           ========   =======     =======        ========
Identifiable assets.....................   $107,617   $39,714     $    --        $147,331
                                           ========   =======     =======        ========

                                                      YEAR ENDED JUNE 28, 1996
                                         --------------------------------------------------
                                                                ADJUSTMENTS
                                           NORTH                    AND
                                          AMERICA     EUROPE    ELIMINATIONS   CONSOLIDATED
                                         ---------   --------   ------------   ------------
Revenues from unaffiliated
  customers...........................   $ 139,123   $  2,463      $  --        $ 141,586
Transfers between geographic areas....         312         --       (312)              --
                                         ---------   --------      -----        ---------
Total net sales.......................   $ 139,435   $  2,463      $(312)       $ 141,586
Loss from operations..................    (102,273)   (35,533)        --         (137,806)
Other income (expense), net...........        (644)        34         --             (610)
                                         ---------   --------      -----        ---------
Loss before income taxes..............   $(102,917)  $(35,499)     $  --        $(138,416)
                                         =========   ========      =====        =========
Identifiable assets...................   $ 155,730   $ 45,868      $  --        $ 201,598
                                         =========   ========      =====        =========

     The loss from operations includes net revenues less operating expenses. The loss from operations in Europe for the year ended June 28, 1996 is primarily related to the write-off of $35,892,000 of in-process research and development in connection with the Holistic acquisition. The loss from operations in Europe for the year ended June 27, 1997 includes approximately $7,662,000 of amortization of intangible assets relating to the Holistic acquisition and $2,613,000 relating to the write-off of in-process research and development for contingent payments made to the former shareholders of Holistic during 1997. The loss from operations in Europe for the year ended July 3, 1998 includes approximately $9,138,000 of amortization of intangible assets relating to the Holistic acquisition. The identifiable assets by geographic area are those assets used in Seagate Software's operations in each area.

     Seagate Software generated export revenues from the United States of approximately $66,250,000, $44,129,000 and $33,617,000 in 1998, 1997 and 1996,
respectively.

COMMITMENTS

     LEASES. Seagate Software leases certain property, facilities and equipment under non-cancelable lease agreements. Facility leases expire at various dates through 2008 and contain various provisions for rental adjustments. The leases require Seagate Software to pay property taxes, insurance and normal maintenance costs. Seagate Software also occupies certain facilities owned by Seagate Technology. Future minimum payments for operating leases were as follows at July 3, 1998, in thousands:

                                                             OPERATING
                                                              LEASES
                                                             ---------
1999.......................................................   $ 8,918
2000.......................................................     7,581
2001.......................................................     5,507
2002.......................................................     4,953
2003.......................................................     3,866
After 2003.................................................    35,992
                                                              -------
                                                              $66,817
                                                              =======

     Total rent expense for all facility and equipment operating leases was approximately $8,023,000, $5,292,000 and $3,181,000 for 1998, 1997 and 1996,
respectively.

     NON-CANCELABLE CAPITAL OBLIGATIONS. Non-cancelable capital obligations totaled $384,291 as of July 3, 1998.

LEGAL PROCEEDINGS

     On November 10, 1997, Vedatech Corporation commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd. claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of Seagate Software's products (the "Complaint") and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. Seagate Software has hired local counsel in the U.K., reviewed documents and conducted interviews. Seagate Software filed an initial response in the U.K. court on January 13, 1998 and is now in the discovery process. Seagate Software believes the Complaint has no merit and intends to vigorously defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that such outcome would not have a material adverse effect on Seagate Software's liquidity, financial position or results of operations.

     In addition to the foregoing, Seagate Software is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on Seagate Software's financial position, liquidity or results of operations.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Summarized quarterly financial information for fiscal years 1998 and 1997 are summarized below:

     The quarterly information for 1998 and 1997 has been restated to reflect the adjustment described in the Summary of Significant Accounting Policies note.

                                                                  AS REPORTED
                                             -----------------------------------------------------
                                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                             -----------   -----------   -----------   -----------
Fiscal year 1998
  Net revenues.............................   $ 63,022      $ 72,344      $ 78,588      $ 79,272
  Gross profit.............................     49,226        60,842        65,314        67,384
  Income (loss) from operations............     (3,399)        1,343         7,015         1,946
  Net income (loss)........................     (2,915)        2,353         1,757        (9,685)
  Basic net income (loss) per share........     (28.12)        15.30          9.22        (46.08)
  Diluted net income (loss) per share......     (28.12)         0.04          0.03        (46.08)

                                                                  AS RESTATED
                                             -----------------------------------------------------
                                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                             -----------   -----------   -----------   -----------
Fiscal year 1998
  Net revenues.............................   $ 63,022      $ 72,344      $ 78,588      $ 79,272
  Gross profit.............................     49,226        60,842        65,314        67,384
  Income (loss) from operations............     (3,594)        1,148         6,820         1,751
  Net income (loss)........................     (3,110)        2,158         1,562        (9,880)
  Basic net income (loss) per share........     (30.00)        14.03          8.19        (47.01)
  Diluted net income (loss) per share......     (30.00)         0.04          0.03        (47.01)

                                                                  AS REPORTED
                                             -----------------------------------------------------
                                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                             -----------   -----------   -----------   -----------
Fiscal year 1997
  Net revenues.............................   $ 51,463      $ 55,136      $ 54,174      $ 56,177
  Gross profit.............................     39,837        43,328        39,777        46,219
  Loss from operations.....................     (7,608)       (9,187)      (37,182)      (10,056)
  Net loss.................................     (7,864)       (8,669)      (27,636)      (13,531)
  Basic and diluted net loss per share.....    (125.82)      (138.70)      (442.18)      (162.33)

                                                                  AS RESTATED
                                             -----------------------------------------------------
                                             1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                             -----------   -----------   -----------   -----------
Fiscal year 1997
  Net revenues.............................   $ 51,463      $ 55,136      $ 54,174      $ 56,177
  Gross profit.............................     39,837        43,328        39,777        46,219
  Loss from operations.....................     (6,523)       (8,053)      (35,469)      (10,251)
  Net loss.................................     (6,779)       (7,535)      (25,923)      (13,726)
  Basic and diluted net loss per share.....    (108.46)      (120.56)      (414.77)      (164.67)

     The following reconciles previously reported amounts to restated amounts by quarter for the years ended July 3, 1998 and June 27, 1997:

                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                          -----------   -----------   -----------   -----------
Fiscal year 1998
  Net income (loss) as originally
     reported...........................    $(2,915)      $ 2,353       $ 1,757       $(9,685)
  Increase in the amortization of
     goodwill and intangibles...........       (195)         (195)         (195)         (195)
                                            -------       -------       -------       -------
  Net income (loss) as restated.........    $(3,110)      $ 2,158       $ 1,562       $(9,880)
                                            =======       =======       =======       =======

                                          1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                          -----------   -----------   -----------   -----------
Fiscal year 1997
  Net loss as originally reported.......    $(7,864)      $(8,669)     $(27,636)     $(13,531)
  Reversal of goodwill write-offs and
     write-downs........................      1,085         1,184         1,817            --
  Increase in the amortization of
     goodwill and intangibles...........         --           (50)         (104)         (195)
                                            -------       -------      --------      --------
  Net loss as restated..................    $(6,779)      $(7,535)     $(25,923)     $(13,726)
                                            =======       =======      ========      ========

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of Seagate Software and certain information about them as of September 2, 1998, are as follows:

                                                                            DIRECTOR OR
                                                                             EXECUTIVE
         NAME            AGE                    POSITION                   OFFICER SINCE
         ----            ---                    --------                   -------------
Stephen J. Luczo.......  41    Chairman of the Board of Directors              1996
Gary B. Filler.........  57    Director                                        1996
Lawrence Perlman.......  60    Director                                        1996
Donald L. Waite........  65    Director                                        1996
Terence R.               39    President and Chief Operating Officer           1996
  Cunningham...........
Gregory B. Kerfoot.....  38    Chief Strategic Officer                         1996
Ellen E. Chamberlain...  41    Senior Vice President, Treasurer and Chief      1996
                               Financial Officer

     Mr. Luczo currently serves as Chairman of the Board of Directors of Seagate Software and as Chief Executive Officer, President and Director of Seagate Technology. Prior to becoming the Company's Board Chairman in July 1997, Mr. Luczo served as the Company's Chief Operating Officer between March 1995 and July 1997. Mr. Luczo joined Seagate Technology in October 1993 as Senior Vice President, Corporate Development and was promoted to Executive Vice President, Corporate Development in March 1995, where he served until September 1997. He was promoted to President and Chief Operating Officer in September 1997, serving in the latter capacity until August 1998. In July 1998, Mr. Luczo was promoted to Chief Executive Officer and appointed to the Board of Directors. Before joining Seagate Technology in 1993, Mr. Luczo was Senior Managing Director and Co-head of the Bear Stearns and Co. Global Technology Group from February 1992 to October 1993. Mr. Luczo also serves on the Boards of Directors of Gadzoox Microsystems, Inc. and Dragon Systems, Inc.

     Mr. Filler currently serves as a Director of the Company and as Co-chairman of the Board of Directors of Seagate Technology. Mr. Filler has held various positions on Seagate Technology's Board of Directors, including Vice Chairman from October 1990 until September 1991, Chairman from September 1991 until October 1992, and Co-chairman since July 1998. Mr. Filler has been a financial consultant since September 1996. He was Senior Vice President and Chief Financial Officer of Diamond Multimedia Systems, Inc., a multimedia and graphics company, from January 1995 to September 1996. From June 1994 to January 1995, Mr. Filler was a business consultant and private investor. From February 1994 until June 1994, he served as Executive Vice President and Chief Financial Officer of ASK Group, Inc., a computer systems company. Mr. Filler also serves on the Board of Directors of Sento Corporation.

     Mr. Perlman currently serves as a Director of the Company and as Co-chairman of the Board of Directors of Seagate Technology. He was appointed Chairman of the Board of Directors of Ceridian Corporation (formerly Control Data Corporation), a technology-based services company, in November 1992. Mr. Perlman previously held several executive positions at Ceridian Corporation, including President and Chief Executive Officer of Imprimis Technology Incorporated, a subsidiary of Control Data Corporation. He was a regent of the University of Minnesota from 1992 to 1995. Mr. Perlman also serves on the Boards of Directors of Computer Network Technology Corporation, AMDOCS Limited, and Valspar Corporation.

     Mr. Waite currently serves as a Director of the Company and as Executive Vice President, Chief Administrative Officer, and Assistant Secretary of Seagate Technology. Since joining Seagate Technology in 1983, Mr. Waite has served in various roles, including Chief Financial Officer from 1983 to February 1998. He has served as Executive Vice President and Chief Administrative Officer since March 1995 and as Assistant Secretary since July 1998. Mr. Waite also serves on the Boards of Directors of California Micro Devices and CVC Holdings, Inc.

     Mr. Cunningham currently serves as the Company's President and Chief Operating Officer and as Executive Vice President and General Manager of NSMG. He founded Crystal Computer Services, Inc. ("Crystal") in 1984 and served as its President. In May 1994 he joined Seagate Technology in connection with its acquisition of Crystal and continued as Crystal's President until May 1996, when he was named President of the Storage Management Group. Later in 1996, he was named Executive Vice President and General Manager of Seagate Software NSMG. Since fiscal 1998 Mr. Cunningham has served as President and Chief Operating Officer for the Company as well as Executive Vice President and General Manager of NSMG. In his role as President and Chief Operating Officer of the Company, Mr. Cunningham is responsible for the day to day operations of Seagate Software and serves in a role functionally equivalent to that of a chief executive officer of a corporation.

     Mr. Kerfoot currently serves as the Company's Chief Strategic Officer and as Executive Vice President and General Manager of IMG. He joined Crystal in September 1988 as the Director of Research and Development and Chief Architect of Crystal Reports. In May 1994 he joined Seagate Technology in connection with its acquisition of Crystal and continued as Crystal's Director of Research and Development until May 1996, when he was named President of the Information Management Group. Later in 1996, he was named Executive Vice President and General Manager of Seagate Software IMG. Since fiscal 1998 Mr. Kerfoot has served as Chief Strategic Officer for the Company as well as Executive Vice President and General Manager of IMG.

     Ms. Chamberlain currently serves as the Company's Senior Vice President, Treasurer, and Chief Financial Officer. She joined Seagate Technology in March 1985 and served in various finance positions, including Vice President and Treasurer between November 1994 and February 1996. In March 1994, Ms. Chamberlain began simultaneously supporting the development of the Company. She served as the Company's Vice President between April and December 1996, when she was promoted to Senior Vice President and Chief Financial Officer. Ms. Chamberlain was also promoted to Treasurer of the Company in fiscal 1998 after serving as its Assistant Treasurer since April 1996.

ITEM 11. EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the compensation paid by the Company to the President and to the three next most highly compensated executive officers of the Company (the "Named Executive Officers") whose compensation exceeded $100,000 in the fiscal year ended July 3, 1998.

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                                                          ------------
                                                                                           SECURITIES
                                                                                           UNDERLYING
             NAME AND                FISCAL                              OTHER ANNUAL       OPTIONS
        PRINCIPAL POSITION            YEAR    SALARY($)     BONUS($)    COMPENSATION($)    GRANTED(1)
        ------------------           ------   ---------     --------    ---------------   ------------
Stephen J. Luczo...................   1998    $ 92,756(2)   $     --        $ 2,971(2)      150,000
  Chairman of the Board of
     Directors                        1997     100,000(2)    195,000(2)       1,659(2)       80,000
Terence R. Cunningham..............   1998     155,002       803,800(3)          --         550,000
  President and Chief Operating
     Officer                          1997     150,530       537,127(3)          --         100,000
Gregory B. Kerfoot.................   1998     151,450       803,800(3)          --         550,000
  Chief Strategic Officer             1997     139,947       953,292(3)          --         100,000
Ellen E. Chamberlain...............   1998     155,002       391,500(3)      12,000         127,500
  Senior Vice President, Treasurer,
     and                              1997     155,000       221,500(4)       6,000          28,000
  Chief Financial Officer

---------------
(1) The stock options listed in the table represent options to purchase Common Stock of the Company. See "Executive Compensation -- Option Grants in Fiscal 1998" for additional information regarding options to purchase stock of the Company granted during fiscal year 1998.

(2) Amount represents the percentage of Mr. Luczo's salary that directly benefited the Company. This amount was directly paid by the Company to Seagate Technology under a General Services Agreement. See Pushdown and Carveout Accounting note to the Consolidated Financial Statements.

(3) Includes amounts earned under the Company's executive bonus plan.

(4) Includes amounts deferred under Seagate Technology's compensation plan.

                             OPTION GRANTS IN 1998

     The following table sets forth certain information concerning grants of stock options to each of the Company's Named Executive Officers during the fiscal year ended July 3, 1998.

                                                                                   POTENTIAL REALIZABLE VALUE AT
                          NUMBER OF                                                   ASSUMED ANNUAL RATES OF
                          SECURITIES     % OF TOTAL      EXERCISE                  STOCK PRICE APPRECIATION FOR
                          UNDERLYING   OPTIONS GRANTED    OR BASE                         OPTION TERM(4)
                           OPTIONS     TO EMPLOYEES IN   PRICE PER    EXPIRATION   -----------------------------
          NAME            GRANTED(1)     FISCAL YEAR     SHARE(2)        DATE           5%              10%
          ----            ----------   ---------------   ---------    ----------   -------------   -------------
Stephen J. Luczo........    50,000          0.62%          $6.00(3)    08/29/07     $  188,668      $  478,123
                            50,000          0.62%           8.75(3)    02/02/08        275,141         697,262
                            50,000          0.62%          12.75(3)    07/01/08        400,920       1,016,011
Terence R. Cunningham...   200,000          2.49%           6.00(3)    08/29/07        754,674       1,912,491
                           100,000          1.24%           8.75(3)    02/02/08        550,283       1,394,525
                           250,000          3.11%          12.75(3)    07/01/08      2,004,602       5,080,054
Gregory B. Kerfoot......   200,000          2.49%           6.00(3)    08/29/07        754,674       1,912,491
                           100,000          1.24%           8.75(3)    02/02/08        550,283       1,394,525
                           250,000          3.11%          12.75       07/01/08      2,004,602       5,080,054
Ellen E. Chamberlain....    40,000          0.50%           6.00(3)    08/29/07        150,935         382,498
                            25,000          0.31%           8.75(3)    02/02/08        137,571         348,631
                            62,500          0.78%          12.75(3)    07/01/08        501,150       1,270,014

---------------
(1) All stock options granted in fiscal 1998 vest over four years; 20% at the end of years one and two and 30% at the end of years three and four. Under the Option Plan, the Company's Board retains discretion to modify the terms, including the price, of outstanding options.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the grant date, as determined by the Compensation Committee of the Board of Directors of Seagate Software. To determine the fair market value of the Company's Common Stock, the Compensation Committee of the Board of Directors considers a number of factors, including, but not limited to, the Company's current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for the Company's Common Stock, the liquidity preferences of the Company's Series A Preferred Stock, the control position held by Seagate Technology, and comparisons of certain key valuation metrics for the Company with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earnings ratios and operating margins.

(3) Exercise price and withholding obligations may be paid in cash or by delivery of already-owned shares subject to certain conditions.

(4) Potential realizable value is based on the assumption that the Company's Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain information regarding the exercise of stock options in the last fiscal year by the persons named in the Summary Compensation Table and the value of options held by such individuals at the end of the fiscal year.

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                           NUMBER OF                 UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                            SHARES       VALUE      OPTIONS AT 1998 YEAR END         AT 1998 YEAR END(2)
                           ACQUIRED     RECEIVED   ---------------------------   ---------------------------
          NAME            ON EXERCISE     $(1)     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            -----------   --------   -----------   -------------   -----------   -------------
Stephen J. Luczo........         --     $     --      34,000        216,000       $245,500      $1,007,000
Terence R. Cunningham...    400,000      200,000          --        350,000             --         400,000
Gregory B. Kerfoot......         --           --     100,000        650,000        755,000       2,545,000
Ellen E. Chamberlain....     12,000       12,800      14,400        161,100        110,000         635,200

---------------
(1) Market value of the Company's Common Stock at the exercise date minus the exercise price.

(2) Market value of the Company's Common Stock at fiscal year end minus the exercise price. The fair market value of Seagate Software Common Stock on July 3, 1998, as determined by the Compensation Committee of the Board of Directors, was $12.75 per share. To determine the fair market value of the Company's Common Stock, the Compensation Committee of the Board of Directors considers a number of factors, including, but not limited to, the Company's current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for the Company's Common Stock, the liquidity preferences of the Company's Preferred Stock, the control position held by Seagate Technology, and comparisons of certain key valuation metrics for the Company with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earnings ratios and operating margins.

EMPLOYMENT CONTRACTS, CHANGE-OF-CONTROL ARRANGEMENTS AND SEPARATION AGREEMENTS

     The Company currently has no employment contracts with any of the Named Officers who are currently employees of the Company, and the Company has no compensatory plan or arrangement with such current Named Officers where the amount to be paid exceeds $100,000 and which are activated upon resignation, termination or retirement of any such Named Officer upon a change in control of the Company.

     In July 1998, Seagate Technology entered into a Separation Agreement and Release with Alan F. Shugart pursuant to which Mr. Shugart is entitled to receive $2.25 million in compensation (of which none will be paid by the Company) plus certain benefits, the right to certain deferred compensation and the continued vesting and lapse of repurchase rights in shares of the Parent Company's common stock. In addition, options to purchase 88,000 shares of the Company's common stock with exercise prices ranging from $4.00 to $12.75 previously granted to Mr. Shugart by the Company vested in full and will remain exercisable until August 19, 2001.

DIRECTOR COMPENSATION

     Directors receive no additional cash compensation for service on the Board of Directors and any of its committees or sub-committees. The following table sets forth certain information concerning grants of stock options to each of the Company's directors during the fiscal year ended July 3, 1998.

                                                      NUMBER OF          EXERCISE OR
                                                SECURITIES UNDERLYING     BASE PRICE
                     NAME                        OPTIONS GRANTED(1)      PER SHARE(2)
                     ----                       ---------------------    ------------
Alan F. Shugart(3)............................         30,000               $ 6.00
                                                       15,000                 8.75
                                                       25,000                12.75
Stephen J. Luczo..............................         50,000                 6.00
                                                       50,000                 8.75
                                                       50,000                12.75
Donald L. Waite...............................             --                   --
Gary B. Filler................................         15,000                 6.00
Lawrence Perlman..............................         15,000                 6.00

---------------
(1) All stock options granted in fiscal 1998 vest over four years; 20% at the end of years one and two and 30% at the end of years three and four. Under the Option Plan, the Company's Board retains discretion to modify the terms, including the price, of outstanding options.

(2) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the grant date, as determined by the Compensation Committee of the Board of Directors of Seagate Software. To determine the fair market value of the Company's Common Stock, the Compensation Committee of the Board of Directors considers a number of factors, including, but not limited to, the Company's current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for the Company's Common Stock, the liquidity preferences of the Company's Series A Preferred Stock, the control position held by Seagate Technology, and comparisons of certain key valuation metrics for the Company with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earnings ratios and operating margins.

(3) Mr. Shugart resigned as a director of the Company effective August 6, 1998 pursuant to the terms of the Separation Agreement and Release between Seagate Technology, Inc. and Mr. Shugart.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("Commission"). Executive officers, directors and greater than ten percent stockholders are required by the Commission's regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that with the exception noted below, during the period from December 2, 1997 to July 3, 1998, its executive officers and directors complied with all filing requirements. The Company was delinquent in filing the initial reports on Form 3 by such persons due upon the effectiveness of the Company's Registration Statement on Form 10 but filed such reports later in December 1997.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding shares of Common Stock and Series A Preferred Stock on an as-converted basis (collectively with the Common Stock, the "Common Equivalent Shares") as of July 3, 1998 by (i) each person who is known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Equivalent Shares, (ii) each of the Company's executive officers named in the Summary Compensation Table at Item 11,

(iii) each of the Company's directors in office as of July 3, 1998, and (iv) all directors and executive officers as of July 3, 1998 as a group.

                                             NUMBER OF COMMON     PERCENT OF COMMON
                                             EQUIVALENT SHARES   EQUIVALENT SHARES(1)
                                             -----------------   --------------------
Seagate Technology, Inc.(2)................     54,695,833               98.4%
  920 Disc Drive
  Scotts Valley, CA 95066
Alan F. Shugart(3).........................     54,795,833               98.5%
Stephen J. Luczo(4)........................     54,729,833               98.4%
Donald L. Waite(5).........................     54,715,833               98.4%
Gary B. Filler(6)..........................     54,706,833               98.4%
Lawrence Perlman(7)........................     54,706,833               98.4%
Ellen E. Chamberlain(8)....................         26,400                  *
Terence R. Cunningham(9)...................        400,000                  *
Gregory B. Kerfoot(10).....................        100,000                  *
All directors and executive officers as a
  group (8 persons)(11)....................     55,398,233               99.6%

---------------
  *  Less than one percent.

 (1) Applicable percentage ownership is based on 55,608,900 Common Equivalent Shares outstanding as of July 3, 1998 together with applicable options for such stockholder. The Company's Series A Preferred Stock is reflected on an as-converted basis assuming a 1:1 conversion. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission based on factors including voting and investment power with respect to shares subject to applicable community property laws. Common Equivalent Shares subject to options currently exercisable or exercisable within 60 days after July 3, 1998 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

 (2) Includes 7,200,000 shares of Class B Exchangeable Shares of Seagate Software Information Management Group (Canada), Inc., Vancouver, British Columbia ("IMG Vancouver"), which may be exchanged at the option of the holder, Seagate Technology International, a subsidiary of the Parent Company, for an equal number of shares of Series A Preferred Stock of the Company within 60 days of July 3, 1998. Excludes 176,000 shares of the Company's Common Stock held by or issuable pursuant to options granted to Messrs. Shugart, Luczo, Waite, Filler and Perlman over which Seagate Technology does not possess sole or shared voting or investment control and therefore of which Seagate Technology disclaims beneficial ownership.

 (3) Includes 88,000 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Shugart may be deemed, in his capacity as an officer of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Shugart disclaims such beneficial ownership. Mr. Shugart resigned as a director of the Company effective August 6, 1998.

 (4) Includes 34,000 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Luczo may be deemed, in his capacity as an officer of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Luczo disclaims such beneficial ownership.

 (5) Includes 12,000 shares of Common Stock that are subject to repurchase by the Company. The Company's repurchase right lapses for 6,000 and 6,000 shares on April 4, 1999 and 2000, respectively. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Waite may be deemed, in his capacity as an officer of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Waite disclaims such beneficial ownership.

 (6) Includes 11,000 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Filler may be deemed, in his capacity as a director of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Filler disclaims such beneficial ownership.

 (7) Includes 11,000 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998. Includes 54,695,833 shares of Series A Preferred Stock (and 7,200,000 shares of Class B Exchangeable Shares of IMG Vancouver) beneficially owned by Seagate Technology to which Mr. Perlman may be deemed, in his capacity as a director of Seagate Technology, to have shared power to vote or dispose of. However, Mr. Perlman disclaims such beneficial ownership.

 (8) Includes 14,400 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998.

 (9) Includes 260,000 shares of Common Stock that are subject to repurchase by the Company on various dates through 2001.

(10) Includes 100,000 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998.

(11) Includes 258,400 shares of Common Stock that may be acquired upon the exercise of stock options exercisable within 60 days after July 3, 1998. See notes 2 through 7 to this table regarding reporting of shares held by Seagate Technology.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a General Services Agreement between the Company and Seagate Technology dated June 28, 1997 (the "General Services Agreement"), Seagate Technology provides administrative, accounting and similar services requested by the Company. The services provided by Seagate Technology may include, but are not limited to: (i) providing general accounting services, budgeting, forecasting, cost control and other financial planning services; (ii) assisting with employee benefits administration, hiring and payroll administration; (iii) providing legal and government relations services such as preparing applications for export licenses; (iv) tax analysis, documentation, reporting and withholding for customs duties, import taxes, value-added taxes, and any other charges or taxes imposed on the Company's products; (v) assisting the Company with federal, state, and international tax planning, provisions, audits, and compliance, including income, sales and use, property, VAT, and similar taxes; (vi) providing assistance relating to the marketing, promotion, and sale of the Company's products; (vii) providing services and support relating to information technology and facilities; and (viii) managerial oversight, including screening of potential acquisitions, partnerings, joint ventures, or similar transactions.

     During 1998, 1997 and 1996 Seagate Technology charged the Company $1,773,000, $1,958,000 and $2,260,000, respectively, for various corporate services. The Company pays service fees to the Parent Company each fiscal year that represent a reasonable estimate of the Parent Company's direct and indirect costs incurred in performing services for the Company. Service fees are to be paid in equal monthly installments within 30 days after the end of the month. Additionally, the Company and Seagate Technology are required to review, on an annual basis, the actual level of services provided and the corresponding reasonably determinable direct and indirect costs incurred by the Parent Company pursuant to the General Services Agreement. If the reasonably determinable costs are greater than or less than the service fees paid, the difference will be charged to or refunded to the Company, as the case may be, within 30 days after such review.

     The service fees assessed to the Company and the end of period adjustments thereto are intended by the Company and Seagate Technology to allocate costs for those services provided on a basis no less favorable than the Company could obtain from an unaffiliated third party. The Company has audit rights with respect to the computation and analysis of service fees pursuant to the General Services Agreement. In addition, the Parent Company is required to indemnify, defend and hold the Company harmless against any and all claims, suits, actions, demands, proceedings, losses, damages, liabilities, costs and expenses, including, without limitation, interest and reasonable attorneys' fees, arising out of, relating to, or resulting from services performed by the Parent Company pursuant to the General Services Agreement, other than those liabilities that would not have arisen but for any act, error and/or omission of the Company and/or any of its officers, directors, employees and/or agents.

     Additionally, on July 4, 1998, the Company and Seagate Technology renewed the Intercompany Revolving Loan Agreement ("Loan Agreement") on substantially the same terms and conditions as the prior agreement which was dated June 28, 1996. Under the Revolving Loan Agreement, Seagate Technology finances certain of the Company's working capital requirements. The Loan Agreement provides for maximum borrowings of up to $60,000,000 and is renewable every two years. Borrowings from the Parent Company were $16,054,000 and $28,971,000 at July 3, 1998 and June 27, 1997, respectively. Borrowings from the Parent Company consist primarily of funding the Company's operating activities. During 1998, gross borrowings and gross repayments under the Loan Agreement were $175,919,000 and $188,836,000, respectively. Average outstanding borrowings under the Loan Agreement were $14,656,000 during 1998. Beginning in fiscal 1999, the Company will pay interest at the LIBOR rate plus 2% per annum on such borrowings; the Company previously paid interest at 6%.

     Revenues from the Parent Company were $5,469,000, $5,762,000 and $9,374,000 in fiscal 1998, 1997 and 1996, respectively. This revenue primarily consisted of shipments to Seagate Technology's OEM tape drive divisions located in Costa Mesa, California and Scotland. Additionally, this revenue is supported by license agreements, which have comparable terms and pricing as those agreements between the Company and third party customers.

     The Company is included in the consolidated federal and certain combined and consolidated foreign and state income tax returns of Seagate Technology. Seagate Technology and the Company have entered into a tax sharing agreement (the "Tax Allocation Agreement") pursuant to which the Company computes hypothetical tax returns as if the Company was not joined in consolidated or combined returns with Seagate Technology. The Company must pay Seagate Technology the positive amount of any such hypothetical taxes. If the hypothetical tax returns show entitlement to refunds, including any refunds attributable to a carryback, then Seagate Technology will pay the Company the amount of such refunds. At year end for both 1998 and 1997, there were no outstanding intercompany tax-related balances between the Company and Seagate Technology.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

     (a) The following documents are filed as a part of this Report:

        1.Financial Statements. The consolidated financial statements of Seagate
          Software and subsidiaries and supplemental schedule of the registrant as set forth under Item 8 are filed as part of this Form 10-K/A.

        2. Financial Statement Schedules. The following consolidated financial statement schedules of Seagate Software and subsidiaries are filed as part of this Form 10-K/A and should be read in conjunction with the consolidated financial statements of Seagate Software and subsidiaries.

                        DESCRIPTION                           PAGE
                        -----------                           ----
Schedule II -- Valuation and Qualifying Accounts............   74

        Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

        The independent auditors' report with respect to the above-listed financial statements and schedules appears on page 25 of this report on Form 10-K/A.

        3. Exhibits

 3.1+          Certificate of Incorporation of Registrant, as amended
 3.2+          Bylaws of Registrant, as amended
 4.1+          Voting Agreement dated December 26, 1996 among the
               Registrant, Seagate Software Information Management Group,
               Inc. and Seagate Technology International Holdings
10.1+          1996 Stock Option Plan, as amended, form of Stock Option
               Agreement and form of Amendment to Stock Option Agreement
10.2(A)        Seagate Technology, Inc. Employee Stock Purchase Plan, as
               amended
10.3+          Lease Agreement, dated December 27, 1994, between the
               Registrant and Clover Investments, Inc.
10.4+          Lease Agreement, dated March 21, 1996 between the Registrant and 400 International Parkway Development Company
10.5*+         General Services Agreement dated June 28, 1997 between the
               Registrant and Seagate Technology, Inc.
10.6+          Tax Allocation Agreement dated April 4, 1996 between the
               Registrant and Seagate Technology, Inc.
10.7+          Intercompany Revolving Loan Agreement dated June 28, 1996
               between the Registrant and Seagate Technology, Inc.
10.7.1(A)      Amendment No. 1 dated July 4, 1998 to Intercompany Revolving
               Loan Agreement between the Registrant and Seagate
               Technology, Inc.
10.8+          Form of Indemnification Agreement entered into between the
               Registrant and its directors and officers
10.9+          Support Agreement dated December 26, 1996 between the
               Registrant and Seagate Software Information Management
               Group, Inc.
10.10(A)       Lease Agreement dated as of November 1, 1997 by and among
               Seagate Technology, Inc., Seagate Software Information
               Management Group, Inc. and No. 163 Cathedral Ventures Ltd.

10.11(A)       Separation Agreement and Release dated July 29, 1998 between
               Seagate Technology, Inc. and Alan F. Shugart
13.1+          Holistic Systems Ltd. (now Seagate Software Information
               Management Group Limited) Statements of Consolidated Profits
               and Cash Flows and Related Notes Year Ended 31 March 1996
21.1(A)        Subsidiaries of the Registrant
23.1           Consent of Ernst & Young LLP, Independent Auditors
24.1(A)        Power of Attorney
27.1           Amended Financial Data Schedule
27.2           Amended Financial Data Schedule

---------------
 * Confidential treatment has been requested for a portion of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

 + Incorporated by reference to exhibits filed in response to Item 15(a), "Exhibits" to the Registrant's Registration Statement on Form 10 as filed with the Securities and Exchange Commission on October 3, 1997 as amended on December 11, 1997.

(A) Incorporated by reference to exhibits filed in connection with Seagate Technology's Annual Report on Form 10-K for the fiscal year ended July 3, 1998 as filed with the Securities and Exchange Commission on August 21, 1998

     (b) Reports on Form 8-K

        No reports on Form 8-K were filed by the registrant during the quarter ended July 3, 1998.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SEAGATE SOFTWARE, INC.

                                          By:                  *

                                            ------------------------------------
                                                   Terence R. Cunningham
                                               President and Chief Operating
                                                           Officer

Dated: April 16, 1999

     Pursuant to the requirements of the Securities Exchange Act of 1934, this amended report on Form 10-K has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                      SIGNATURE                                     TITLE                     DATE
                      ---------                                     -----                     ----
                          *                                  President and Chief         April 16, 1999
-----------------------------------------------------         Operating Officer
               (Terence R. Cunningham)

                          *                                Chief Strategic Officer       April 16, 1999
-----------------------------------------------------
                (Gregory B. Kerfoot)

              /s/ ELLEN E. CHAMBERLAIN                      Senior Vice President,       April 16, 1999
-----------------------------------------------------        Treasurer and Chief
               (Ellen E. Chamberlain)                         Financial Officer

                          *                                 Chairman of the Board        April 16, 1999
-----------------------------------------------------            of Directors
                 (Stephen J. Luczo)

                          *                                        Director              April 16, 1999
-----------------------------------------------------
                  (Gary B. Filler)

                          *                                        Director              April 16, 1999
-----------------------------------------------------
                 (Lawrence Perlman)

                          *                                        Director              April 16, 1999
-----------------------------------------------------
                  (Donald L. Waite)

*By: /s/ Ellen E. Chamberlain

     ------------------------------------------------------
     Ellen E. Chamberlain
     Attorney-in-fact

                                                                     SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                                                  BALANCE AT   CHARGED TO                 BALANCE AT
                                                  BEGINNING    COSTS AND    DEDUCTIONS-     END OF
                  DESCRIPTION                     OF PERIOD     EXPENSES    DESCRIBE(1)     PERIOD
                  -----------                     ----------   ----------   -----------   ----------
YEAR ENDED JULY 3, 1998:
  Deducted from asset accounts:
     Allowance for doubtful accounts............  $1,270,000   $1,177,000    $811,000     $1,636,000
                                                  ==========   ==========    ========     ==========
YEAR ENDED JUNE 27, 1997:
  Deducted from asset accounts:
     Allowance for doubtful accounts............  $  597,000   $1,522,000    $849,000     $1,270,000
                                                  ==========   ==========    ========     ==========
YEAR ENDED JUNE 28, 1996:
  Deducted from asset accounts:
     Allowance for doubtful accounts............  $  405,000   $  408,000    $216,000     $  597,000
                                                  ==========   ==========    ========     ==========

---------------
(1) Uncollectible accounts written off, net of recoveries.

                             SEAGATE SOFTWARE, INC.

                               INDEX TO EXHIBITS

 3.1+       Certificate of Incorporation of Registrant, as amended
 3.2+       Bylaws of Registrant, as amended
 4.1+       Voting Agreement dated December 26, 1996 among the
            Registrant, Seagate Software Information Management Group,
            Inc. and Seagate Technology International Holdings
10.1+       1996 Stock Option Plan, as amended, form of Stock Option
            Agreement and form of Amendment to Stock Option Agreement
10.2(A)     Seagate Technology, Inc. Employee Stock Purchase Plan, as
            amended
10.3+       Lease Agreement, dated December 27, 1994, between the
            Registrant and Clover Investments, Inc.
10.4+       Lease Agreement, dated March 21, 1996 between the Registrant and 400 International Parkway Development Company
10.5*+      General Services Agreement dated June 28, 1997 between the
            Registrant and Seagate Technology, Inc.
10.6+       Tax Allocation Agreement dated April 4, 1996 between the
            Registrant and Seagate Technology, Inc.
10.7+       Intercompany Revolving Loan Agreement dated June 28, 1996
            between the Registrant and Seagate Technology, Inc.
10.7.1(A)   Amendment No. 1 dated July 4, 1998 to Intercompany Revolving
            Loan Agreement between the Registrant and Seagate
            Technology, Inc.
10.8+       Form of Indemnification Agreement entered into between the
            Registrant and its directors and officers
10.9+       Support Agreement dated December 26, 1996 between the
            Registrant and Seagate Software Information Management
            Group, Inc.
10.10(A)    Lease Agreement dated as of November 1, 1997 by and among
            Seagate Technology, Inc., Seagate Software Information
            Management Group, Inc. and No. 163 Cathedral Ventures Ltd.
10.11(A)    Separation Agreement and Release dated July 29, 1998 between
            Seagate Technology, Inc. and Alan F. Shugart

13.1+       Holistic Systems Ltd. (now Seagate Software Information
            Management Group Limited) Statements of Consolidated Profits
            and Cash Flows and Related Notes Year Ended 31 March 1996
21.1(A)     Subsidiaries of the Registrant
23.1        Consent of Ernst & Young LLP, Independent Auditors
24.1(A)     Power of Attorney
27.1        Amended Financial Data Schedule
27.2        Amended Financial Data Schedule

---------------
 * Confidential treatment has been requested for a portion of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

 + Incorporated by reference to exhibits filed in response to Item 15(a), "Exhibits" to the Registrant's Registration Statement on Form 10 as filed with the Securities and Exchange Commission on October 3, 1997 as amended on December 11, 1997.

(A) Incorporated by reference to exhibits filed in connection with Seagate Technology's Annual Report on Form 10-K for the fiscal year ended July 3, 1998 as filed with the Securities and Exchange Commission on August 21, 1998

                                                                      APPENDIX V
--------------------------------------------------------------------------------

     ---------------------------------------------------------------------------

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                            -----------------------------

                                     FORM 10-Q/A
                     QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                                         OF

                         THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE QUARTER ENDED OCTOBER 2, 1998

                            COMMISSION FILE NO. 000-23169

                            -----------------------------

                               SEAGATE SOFTWARE, INC.
                                    (REGISTRANT)

                            -----------------------------

                        INCORPORATED IN THE STATE OF DELAWARE

                  I.R.S. EMPLOYER IDENTIFICATION NUMBER 77-0397623

                   915 DISC DRIVE, SCOTTS VALLEY, CALIFORNIA 95066

                              TELEPHONE: (831) 438-6550

                            -----------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

     The number of shares outstanding of the registrant's Common Stock as of October 2, 1998 was 1,030,362.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                             SEAGATE SOFTWARE, INC.


                                                                        PAGE
                                                                        NO.
                                                                        ----
PART I    FINANCIAL INFORMATION
Item 1.   Financial Statements (unaudited)
          Condensed Consolidated Balance Sheets as of October 2, 1998
          (unaudited) and July 3, 1998................................     3
          Condensed Consolidated Statements of Operations for the
          three months ended October 2, 1998 and October 3, 1997
          (unaudited).................................................     4
          Condensed Consolidated Statements of Cash Flows for the
          three months ended October 2, 1998 and October 3, 1997
          (unaudited).................................................     5
          Notes to the Condensed Consolidated Financial Statements
          (unaudited).................................................     6
Item 2.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................    12
Item 3.   Quantitative and Qualitative Disclosures about Market
          Risks.......................................................    24
PART II   OTHER INFORMATION
Item 1.   Legal Proceedings...........................................    24
Item 6.   Exhibits and Reports on Form 8-K............................    25
          SIGNATURES..................................................    26

                             SEAGATE SOFTWARE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                              OCTOBER 2, 1998    JULY 3, 1998
                                                              ---------------    ------------
                                                                (UNAUDITED)          (1)
                                           ASSETS
Cash........................................................     $ 10,418          $ 15,130
Accounts receivable, net....................................       44,416            46,564
Inventories.................................................          776             1,117
Other current assets........................................        4,386             2,474
                                                                 --------          --------
          Total current assets..............................       59,996            65,285
Equipment and leasehold improvements, net...................       15,257            16,876
Goodwill and other intangibles, net.........................       50,781            56,836
                                                                 --------          --------
          Total assets......................................     $126,034          $138,997
                                                                 ========          ========

                                         LIABILITIES
Loan payable to Seagate Technology..........................     $  3,895          $ 16,054
Accounts payable............................................       11,795            10,994
Accrued employee compensation...............................       14,100            14,365
Accrued expenses............................................       17,080            15,339
Accrued income taxes........................................          652             5,562
Deferred revenue............................................       14,208            13,714
                                                                 --------          --------
          Total current liabilities.........................       61,730            76,028
Deferred income taxes.......................................        1,343             1,691
Other liabilities...........................................          284               255
                                                                 --------          --------
          Total liabilities.................................       63,357            77,974
Common stock subject to repurchase..........................        3,899             3,917

                                    STOCKHOLDERS' EQUITY
Convertible preferred stock.................................           55                55
Common stock................................................           --                --
Additional paid-in capital..................................      344,744           343,526
Accumulated deficit.........................................     (285,561)         (286,218)
Foreign currency translation adjustment.....................         (460)             (257)
                                                                 --------          --------
          Total stockholders' equity........................       58,778            57,106
                                                                 --------          --------
          Total liabilities and stockholders' equity........     $126,034          $138,997
                                                                 ========          ========

---------------
(1) The information in this column was derived from the Company's audited consolidated balance sheet as of July 3, 1998.

           See notes to condensed consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                              -------------------------
                                                              OCTOBER 2,     OCTOBER 3,
                                                                 1998           1997
                                                              -----------    ----------
Revenues:
  Licensing.................................................  $    58,671     $ 51,797
  Licensing from Seagate Technology.........................        2,156        1,000
  Maintenance, support and other............................       14,048       10,225
                                                              -----------     --------
          Total revenues....................................       74,875       63,022
Cost of revenues:
  Licensing.................................................        2,935        4,969
  Licensing from Seagate Technology.........................          129          285
  Maintenance, support and other............................        6,430        4,600
  Amortization of developed technologies....................        2,866        3,942
                                                              -----------     --------
          Total cost of revenues............................       12,360       13,796
                                                              -----------     --------
Gross profit................................................       62,515       49,226
  Operating expenses:
  Sales and marketing.......................................       36,007       28,697
  Research and development..................................       12,787       11,393
  General and administrative................................        8,940        9,079
  Amortization of goodwill and other intangibles............        3,393        3,651
                                                              -----------     --------
          Total operating expenses..........................       61,127       52,820
                                                              -----------     --------
Income (loss) from operations...............................        1,388       (3,594)
Interest expense............................................         (156)        (300)
Other, net..................................................          468          165
                                                              -----------     --------
          Interest and other, net...........................          312         (135)
                                                              -----------     --------
Income (loss) before income taxes...........................        1,700       (3,729)
Benefit from (provision for) income taxes...................       (1,043)         619
                                                              -----------     --------
Net income (loss)...........................................  $       657     $ (3,110)
                                                              ===========     ========
Net income (loss) per common share:
  Basic.....................................................  $      2.39     $ (30.00)
  Diluted...................................................  $      0.01     $ (30.00)
Number of shares used in per share computations:
  Basic.....................................................      275,314      103,659
  Diluted...................................................   59,984,218      103,659

           See notes to condensed consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                              ------------------------
                                                              OCTOBER 2,    OCTOBER 3,
                    OPERATING ACTIVITIES                         1998          1997
                    --------------------                      ----------    ----------
Net income (loss)...........................................   $    657      $ (3,110)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization..........................      8,442        10,440
     Deferred income taxes..................................       (348)       (1,507)
     Write-offs due to restructure..........................         --           553
     Changes in operating assets and liabilities:
       Accounts receivable..................................      2,148        (2,702)
       Inventories..........................................        341           831
       Other current assets.................................     (1,912)           73
       Accounts payable.....................................        801          (607)
       Accrued employee compensation........................       (265)          717
       Accrued expenses.....................................      1,741        (4,152)
       Accrued income taxes.................................     (4,810)         (512)
       Deferred revenue.....................................        494           443
       Other liabilities....................................         29           (24)
                                                               --------      --------
     Net cash provided by operating activities..............      7,318           443
INVESTING ACTIVITIES
Acquisition of equipment and leasehold improvements, net....       (572)       (1,948)
Acquisition of intangibles..................................       (204)           --
                                                               --------      --------
     Net cash used in investing activities..................       (776)       (1,948)
FINANCING ACTIVITIES
Sale of common stock........................................        278           169
Borrowings from Seagate Technology..........................     65,686        58,784
Payments to Seagate Technology..............................    (77,023)      (60,320)
                                                               --------      --------
     Net cash used in financing activities..................    (11,059)       (1,367)
Effect of exchange rate changes on cash.....................       (195)          (38)
                                                               --------      --------
     Decrease in cash.......................................     (4,712)       (2,910)
Cash at the beginning of the period.........................     15,130        12,085
                                                               --------      --------
Cash at the end of the period...............................   $ 10,418      $  9,175
                                                               ========      ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................   $     --      $     14
  Cash paid for income taxes................................      5,201           991

           See notes to condensed consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION. The consolidated condensed financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with the consolidated financial statements of the Company as of July 3, 1998 and notes thereto, are adequate to make the information presented not misleading.

     The condensed consolidated financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to summarize fairly the consolidated financial position, results of operations and cash flows for such periods.

     The results of operations for the three months ended October 2, 1998 are not necessarily indicative of the results that may be expected for the fiscal year ending July 2, 1999.

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 was 53 weeks and ended on July 3, 1998 and fiscal 1999 will be 52 weeks and will end on July 2, 1999. All references to years in this Form 10-Q/A represent fiscal years unless otherwise noted.

     RESTATEMENT OF FINANCIAL STATEMENTS. Seagate Software had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Seagate Software recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. Using this method, Seagate Software has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under guidance of the Accounting Principles Board Opinion 17, "Intangible Assets". As a result, Seagate Software has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported consolidated financial statements as of and for the three months ended October 2, 1998 and October 3, 1997 is as follows (in thousands except per share amounts):

                                                        AS REPORTED                AS RESTATED
                                                  -----------------------    -----------------------
                                                  OCTOBER 2,   OCTOBER 3,    OCTOBER 2,   OCTOBER 3,
                                                     1998         1997          1998         1997
                                                  ----------   ----------    ----------   ----------
Amortization of goodwill and other
  intangibles...................................  $   3,198    $   3,456     $   3,393    $   3,651
Income(loss) from operations....................      1,583       (3,399)        1,388       (3,594)
Net income (loss)...............................        852       (2,915)          657       (3,110)
Basic income (loss) per share...................       3.09       (28.12)         2.39       (30.00)
Diluted income (loss) per share.................       0.01       (28.12)         0.01       (30.00)
Goodwill and other intangible assets, net.......     48,019       67,729        50,781       71,271
Accumulated deficit.............................   (288,323)    (283,600)     (285,561)    (280,058)

     REVENUE RECOGNITION. The Company's revenues are primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. During the first quarter of 1999, the Company began recognizing license revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition". Revenues from software license agreements are generally recognized at the time of product delivery, provided that fees are fixed or

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

determinable, evidence of an arrangement exists, collectibility is probable and the Company has vendor-specific objective evidence of fair value. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Service revenues from training and consulting are recognized when such services are performed.

     Revenues from resellers including VARs, OEMs, Distributors and Seagate Technology, are primarily recognized at the time of product delivery to the reseller. The Company's policy is to defer such revenues if resale contingencies exist. Factors considered in the determination of whether such contingencies exist, including but are not limited to payment terms, collectibility and past history with the customer.

     Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. The Company considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to insure compliance with SFAS 48. Additionally, Seagate Software continually reviews its estimated product return provisions to ensure that they are reasonable in relation to actual product returns, which are quantified based on approved return authorization forms received prior to fiscal cutoff dates. Historically, Seagate Software's estimated product return rates have not varied materially from actual product return rates.

     NET INCOME (LOSS) PER SHARE. Basic net income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period. For periods in which the Company had losses, common equivalent shares from stock options, shares subject to repurchase and convertible preferred stock are excluded from the computation of diluted net loss per share, as their effect is antidilutive. Below is a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share (in thousands, except share and per share data):

                                                                 THREE MONTHS ENDED
                                                              -------------------------
                                                              OCTOBER 2,     OCTOBER 3,
                                                                 1998           1997
                                                              -----------    ----------
Basic net income (loss) per share computation:
  Numerator:
     Net income (loss)......................................  $       657     $ (3,110)
                                                              -----------     --------
Denominator:
  Weighted average number of common shares outstanding
     during the period......................................      275,314      103,659
                                                              -----------     --------
       Net income (loss) per share -- basic.................  $      2.39     $ (30.00)
                                                              -----------     --------
Diluted net income (loss) per share computation:
  Numerator:
     Net income (loss)......................................  $       657     $ (3,110)
                                                              -----------     --------
Denominator:
  Weighted average number of common shares outstanding
     during the period......................................      275,314      103,659
  Convertible preferred stock...............................   54,633,333           --
  Incremental common shares attributable to exercise of
     outstanding options and shares subject to repurchase
     (assuming proceeds would be used to purchase treasury
     stock).................................................    5,075,571           --
                                                              -----------     --------
                                                               59,984,218      103,659
                                                              -----------     --------
       Net income (loss) per share -- diluted...............  $      0.01     $ (30.00)
                                                              ===========     ========

     For the period ended October 3, 1997, 11,332 shares of common stock subject to repurchase at an average exercise price of $6.00 per share and options to purchase 7,789,770 shares of common stock at an average

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

exercise price of $5.24 per share were excluded from the computation of diluted earnings per share because the effect would have been antidilutive.

     ACCOUNTS RECEIVABLE. Accounts receivable are summarized below, in thousands:

                                                    OCTOBER 2, 1998    JULY 3, 1998
                                                    ---------------    ------------
Accounts receivable...............................      $46,126          $48,200
Less allowance for non-collection.................       (1,710)          (1,636)
                                                        -------          -------
                                                        $44,416          $46,564
                                                        =======          =======

     EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Equipment and leasehold improvements consisted of the following, in thousands:

                                                         OCTOBER 2,    JULY 3,
                                                            1998         1998
                                                         ----------    --------
Equipment..............................................   $ 32,431     $ 30,999
Leasehold improvements.................................      8,495        9,424
                                                          --------     --------
                                                            40,926       40,423
Less accumulated depreciation and amortization.........    (25,669)     (23,547)
                                                          --------     --------
                                                          $ 15,257     $ 16,876
                                                          ========     ========

     GOODWILL AND OTHER INTANGIBLES. Goodwill and other intangibles consisted of the following, in thousands:

                                                         OCTOBER 2,    JULY 3,
                                                            1998         1998
                                                         ----------    --------
Goodwill...............................................   $ 49,054     $ 49,039
Developed technology...................................     48,239       48,049
Trademarks.............................................      9,972        9,972
Assembled workforce....................................      4,596        4,596
Distribution network...................................      2,925        2,925
Other intangibles......................................     13,813       13,813
                                                          --------     --------
                                                           128,599      128,394
Accumulated amortization...............................    (77,818)     (71,558)
                                                          --------     --------
Goodwill and other intangibles.........................   $ 50,781     $ 56,836
                                                          ========     ========

     COMMON STOCK SUBJECT TO REPURCHASE. Current employees and directors of the Company and of Seagate Technology have exercised 732,042 shares of common stock under the 1996 Stock Option Plan (the "Option Plan"). At October 2, 1998, 279,242 shares were vested and 452,800 shares were unvested. At the option of the employee or director, within 30 days of termination such vested and unvested shares may be sold back to the Company at the original issue price. In addition, upon termination, unvested shares are subject to repurchase at the option of the Company at original issue price. Because of the obligation to repurchase vested and unvested shares of common stock, the Company has excluded the amounts associated with the repurchase obligation from Stockholders' Equity in the accompanying balance sheet. At October 2, 1998, the repurchase obligation amounted to $3,899,000.

NEW ACCOUNTING PRONOUNCEMENTS

     The Company intends to adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during fiscal 1999. This standard will require additional disclosure, but will not have a material effect on the Company's financial position or

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

results of operations. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's 1999 Annual Report on Form 10-K.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. The Company has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for the Company's consolidated financial statements for the fiscal year ending June 30, 2000.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and will be effective for the Company's fiscal year 2000. The Company generally does not use derivative financial instruments.

STOCKHOLDERS' EQUITY

     Shares authorized and outstanding are as follows:

                                                         SHARES OUTSTANDING
                                                      ------------------------
                                                      OCTOBER 2,     JULY 3,
                                                         1998          1998
                                                      ----------    ----------
Preferred stock, par value $.001 per share,
  73,000,000 shares authorized......................  54,633,333    54,633,333
Common stock, par value $.001 per share, 95,600,000
  shares authorized.................................     298,320       235,502

INCOME TAXES

     The effective tax rate used to record the provision for income taxes for the three month period ended October 2, 1998 was 61% compared with a 17% effective tax rate used to record the benefit from income taxes for the three month period ended October 3, 1997. The effective tax rate used to record the provision for taxes for the three month period ended October 2, 1998 exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes, and foreign taxes on certain earnings generated in higher tax rate jurisdictions. The effective tax rate used to record the benefit from income taxes for the three month period ended October 3, 1997 was less than the U.S. statutory rate primarily due to increases in the valuation allowance for deferred tax assets and the amortization of nondeductible goodwill. Seagate Software expects its annual effective tax rate on anticipated operating income for fiscal 1999 (see "Subsequent Event") to approximate 55% absent the effects, if any, of its anticipated contribution of Seagate Software's Network & Storage Management Group to Veritas Holding Corporation. The projected effective tax rate exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes and foreign taxes on certain earnings generated in higher tax rate jurisdictions.

     The Company is included in the consolidated federal and certain combined and consolidated state and foreign income tax returns of Seagate Technology, the Company's majority stockholder. Seagate Technology

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

and the Company have entered into a tax sharing agreement ("the Tax Allocation Agreement"). Pursuant to certain terms of the Tax Allocation Agreement, the Company's ability to recognize the tax benefits of certain net operating loss carryforwards and foreign and domestic tax credits can be impacted by Seagate Technology's anticipated operating income for fiscal 1999. Accordingly, the Company's expected annual effective tax rate of 55% on anticipated operating income may be subject to adjustment in future quarters.

COMPREHENSIVE INCOME

     As of July 4, 1998 the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or stockholders' equity. SFAS 130 requires that foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, be included in other comprehensive income. Accordingly, the differences between the Company's comprehensive income and net income for the periods presented are not material.

LITIGATION

     See Part II, Item 1 of this Form 10-Q for a description of legal proceedings.

SUBSEQUENT EVENT

     The Company, its parent company, Seagate Technology, Inc. ("STI") and its Seagate Software Network & Storage Management Group, Inc. ("NSMG") subsidiary announced on October 5, 1998 that they had entered into an Agreement and Plan of Reorganization (the "Plan") as of such date with Veritas Holding Corporation ("Newco") and Veritas Software Corporation ("VERITAS"). VERITAS provides end-to-end storage management software solutions. The Plan provides for the contribution by the Company, STI and certain of their respective subsidiaries to Newco of (a) the outstanding stock of NSMG and certain other subsidiaries of the Company, and (b) those assets used primarily in the network storage management business of the Company (the "NSMG Business"), in consideration for the issuance of shares of Common Stock of Newco to the Company and the offer by Newco to grant options to purchase Common Stock of Newco to certain of the Company's employees who become employees of Newco or its subsidiaries. As part of the Plan, Newco will also assume certain liabilities of the NSMG Business. The Plan is structured to qualify as a tax-free exchange. The merger will be accounted for as a non-monetary transaction using the fair value of the assets exchanged.

     Upon consummation of the merger, Newco shall issue shares of Common Stock to the Company equal to approximately 40% of the fully diluted Common Stock equivalent equity interests in Newco (assuming conversion of all convertible securities, including the VERITAS convertible debentures, and exercise of all assumed options and warrants) less that number of shares of Newco Common Stock issuable upon exercise of Newco options issued to the Company employees who surrender their outstanding options to purchase shares of the Company's Common Stock. Upon consummation of the merger, the former security holders of VERITAS will be issued Newco securities representing approximately 60% of the fully diluted Common Stock equivalent equity interests in Newco.

     The merger is subject to a number of conditions, including but not limited to the effectiveness of a Registration Statement on Form S-4 to be filed by Newco with the Securities and Exchange Commission, approval by the stockholders of VERITAS and the Company, the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

     The Company anticipates recording a substantial gain and certain expenses in connection with the merger. The gain will be recorded in fiscal 1999. The expenses will include a substantial one-time write-off of in-process research and development during fiscal 1999 as well as amortization of goodwill and intangibles over periods up to five years following the merger. The magnitude of the gain and expenses will depend on several factors, including the average stock price of Veritas around the date of the merger, the number of shares of stock exchanged and an independent valuation of Veritas' business. The Company will account for its investment in Veritas using the equity method and currently anticipates the merger will be consummated in the third quarter of fiscal 1999.

     NSMG comprised approximately 53% of consolidated assets, 60% of consolidated revenues, and (43)% of consolidated net loss at and for the fiscal year ended 1998 (60% of consolidated assets, 65% of consolidated revenues, and 493% of consolidated net income at and for the first fiscal quarter of 1999). If the exchange with Veritas is consummated along the lines currently comtemplated, it will result in a substantial reduction in ongoing consolidated revenues and will result in net losses in periods subsequent to the exchange resulting from the amortization of intangible assets and goodwill.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below in the sections entitled "Results of Operations," "Liquidity and Capital Resources" and "Factors Affecting Future Operating Results." Certain sections in this Quarterly Report on Form 10-Q/A have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

OVERVIEW

     The Company develops and markets software products and provides related services enabling business users and information technology ("IT") professionals to manage enterprise information. Headquartered in Scotts Valley, California, the Company has over 40 offices and operations in 17 countries worldwide. The Company is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. (the "Parent Company" or "Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of October 2, 1998, the Parent Company and one of its subsidiaries held 99.6% of the Company's outstanding capital stock. On a fully converted basis, the outstanding minority interests of the Company amounted to approximately 18.2%, which consisted of Common Stock, options to purchase its Common Stock issued pursuant to the 1996 Stock Option Plan (the "Option Plan") and Common Stock subject to repurchase. Such options and stock are held by certain current and former employees, directors and consultants of the Company and the Parent Company.

     The Company was incorporated in Delaware in November 1993 and commenced operations in May 1994 pursuant to the Parent Company's merger with Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software. From August 1994 to June 1996, the Parent Company acquired eight software companies, which were engaged in developing and marketing business intelligence ("BI") or network and/or storage management software products. In February 1996, the Parent Company merged with Conner Peripherals, Inc. ("Conner") in a transaction accounted for as a pooling-of-interests. In connection with the merger, the Parent Company purchased the outstanding minority interests in Conner's storage management software operations under Arcada Holdings, Inc. ("Arcada") for $85.1 million, which resulted in allocations to goodwill and other intangibles for $47.4 million, write-off of in-process research and development of $43.9 million and a deferred tax liability of $6.2 million. In April 1996, the Parent Company consolidated its software operations into Seagate Software. In June 1998, the Company acquired Eastman Software Storage Management Group, Inc. ("Eastman"), a company engaged in developing, producing and marketing hierarchical storage management ("HSM") products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash which resulted in allocations to goodwill and other intangibles of $3.2 million and a write-off of in-process research and development of $6.8 million. The Company accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in the Company's operations since the acquisition was completed.

     On October 5, 1998, the Company signed a definitive agreement to contribute its Network & Storage Management Group subsidiary ("NSMG") to a new holding company that will also acquire VERITAS Software Corporation ("Veritas"). See "Notes to Condensed Consolidated Financial Statements -- Subsequent Event."

     The Company expects to incur certain expenses in connection with the contribution of NSMG to Newco. These expenses include a substantial one-time write-off of in-process research and development during fiscal 1999 as well as amortization of goodwill and intangibles over the next four to five years and amortization of the Company's portion of the amortization related to its acquisition of Newco's stock and the consolidation of Newco's amortization of its balance sheet items on a pro rata basis in fiscal 1999 and over the next three to five years. The Company also expects to record a substantial gain on the sale of NSMG.* The magnitude of the expenses and the gain will depend on several factors, including the stock price of Veritas on the date of the merger, the number of options to purchase Seagate Software common stock that are surrendered by employees of NSMG who receive Newco options, and an independent valuation of Veritas' business.

     NSMG comprised approximately 54% of consolidated assets, 60% of consolidated revenues, and contributed $2.9 million in profit to the consolidated net loss of $9.3 million and for the fiscal year ended 1998 (54% of consolidated assets, 65% of consolidated revenues, and 609% of consolidated net income at and for the first fiscal quarter of 1999). If the exchange with Veritas is consummated along the lines currently contemplated, it will result in a substantial reduction in ongoing consolidated revenues and will result in net losses in periods subsequent to the exchange resulting from the amortization of intangible assets and goodwill.

     The Company operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 was 53 weeks and ended on July 3, 1998 and fiscal 1999 will be 52 weeks and will end on July 2, 1999. All references to years in this Form 10-Q/A represent fiscal years unless otherwise noted.

RESTATEMENT OF FINANCIAL STATEMENTS

     Seagate Software had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from the related software. Seagate Software recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. Using this method, Seagate Software has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under guidance of the Accounting Principles Board Opinion 17, "Intangible Assets". As a result, Seagate Software has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported consolidated financial statements as of and for the three months ended October 2, 1998 and October 3, 1997 is as follows (in thousands except per share amounts):

                                                  AS REPORTED               AS RESTATED
                                            -----------------------   -----------------------
                                            OCTOBER 2,   OCTOBER 3,   OCTOBER 2,   OCTOBER 3,
                                               1998         1997         1998         1997
                                            ----------   ----------   ----------   ----------
Amortization of goodwill and other
  intangibles.............................  $   3,198    $   3,456    $   3,393    $   3,651
Income(loss) from operations..............      1,583       (3,399)       1,388       (3,594)
Net income (loss).........................        852       (2,915)         657       (3,110)
Basic income (loss) per share.............       3.09       (28.12)        2.39       (30.00)
Diluted income (loss) per share...........       0.01       (28.12)        0.01       (30.00)
Goodwill and other intangible assets,
  net.....................................     48,019       67,729       50,781       71,271
Accumulated deficit.......................   (288,323)    (283,600)    (285,561)    (280,058)

RESULTS OF OPERATIONS

     REVENUES. Total revenues increased 19% in the three months ended October 2, 1998, to $74.9 million from $63.0 million for the three months ended October 3, 1997. Licensing revenues increased 15% to $60.8 million for the three months ended October 2, 1998 from $52.8 million for the three months ended October 3, 1997. The increase in licensing revenues over the comparable year-ago quarter was primarily due to a net increase in the number of NSMG product licenses sold for sales of NSMG's Backup Exec for Windows

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

NT and Desktop Management Suite and IMG's Crystal Reports and Crystal Info products. Maintenance, support, and other revenues increased 37% to $14.0 million for the three months ended October 2, 1998 from $10.2 million for the three months ended October 3, 1997. The increase in maintenance, support and other revenues over the comparable year-ago quarter was primarily due to increases in training and consulting revenues resulting from a larger installed customer base. Additionally, the Company continued to expand both its indirect and direct sales channels. Revenues from indirect sales channels increased 25% to $53.0 million in the three months ended October 2, 1998 from $42.2 million in the three months ended October 3, 1997. Revenues from direct sales channels increased 5% to $21.9 million in the three months ended October 2, 1998 from $20.8 million in the three months ended October 3, 1997.

     COST OF REVENUES. The cost of revenues consists of amortization of acquired developed technology, royalties, product packaging, documentation, duplication, production and the cost of maintenance, consulting support and other services. Acquired developed technology is amortized based on the greater of the straight-line method over its estimated useful life (30 to 48 months) or the ratio of current revenues to total current and anticipated future revenues. Cost of revenues declined 10% to $12.4 million in the three months ended October 2, 1998 from $13.8 million in the three months ended October 3, 1997. The cost of license revenue as a percent of license revenue declined to 5% in the three months ended October 2, 1998 from 10% in the comparable year-ago quarter. This decrease over the comparable year-ago quarter was primarily due to a nonrecurring charge of $1 million write-off for obsolete inventory during the three months ended October 3, 1997. Reductions in product packaging and documentation costs, resulting from a shift in mix to CD-ROMs from disks and increased sales of higher margin server products, also contributed to the decrease. The increase in the cost of maintenance, support and other revenues over the comparable year-ago quarter was primarily due to expansion of the Company's professional services work force necessary to support the growth in training and consulting revenues. The lower service revenue margins in the three months ended October 2, 1998 were primarily due to increased spending for additional personnel and new facilities to support higher levels of customer support services, such as training, consulting and preferred technical support.The 27% decrease in the amortization of developed technology over the three months ended October 3, 1997 was primarily due to certain intangible assets that were fully amortized during or at the start of the first quarter of fiscal 1999.

     SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel-related expenses, advertising, sales and marketing promotions and customer technical support costs. Total sales and marketing expenses increased 25% to $36.0 million in the three months ended October 2, 1998 from $28.7 million in the three months ended October 3, 1997. The increase in sales and marketing expenses over the comparable year-ago quarter was primarily due to expansion of the Company's sales force and increases in advertising, promotion and technical support costs necessary to support revenue growth, particularly outside of North America. As a percentage of total revenues, total sales and marketing expenses were 48% and 46% in the three months ended October 2, 1998 and October 3, 1997, respectively.

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of personnel-related expenses, depreciation of development equipment and facilities and occupancy costs. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of the Company's products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant. Total research and development expenses increased 12% to $12.8 million in the three months ended October 2, 1998 from $11.4 million in the three months ended October 3, 1997. The increase in research and development expenses over the comparable year-ago quarter was primarily due to increases in personnel and related expenses, many specifically related to the Eastman acquisition, necessary to support new product development and localization costs. As a percentage of total revenues, research and development expenses were 17% and 18% in the three months ended October 2, 1998 and October 3, 1997, respectively.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel-related expenses for finance, legal, information technology, human resources and general management, fixed asset provisions and outside services. Total general and administrative expenses decreased 2% to $8.9 million in the three months ended October 2, 1998 from $9.1 million in the three months ended October 3, 1997. The decrease over the comparable year-ago quarter was primarily due to management's efforts to reduce general management and administrative costs. As a percentage of total revenues, general and administrative expenses were 12% and 14% in the three months ended October 2, 1998 and October 3, 1997, respectively.

     AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over six to seven years. Other intangible assets consist of acquired trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete. Amortization of other intangibles, other than acquired developed technology, which is included in the cost of revenues, is provided based on the straight-line method over the respective useful lives of the assets ranging from one to five years. Total amortization of goodwill and other intangibles decreased 7% to $3.4 million in the three months ended October 2, 1998 from $3.7 million in the three months ended October 3, 1997. The decrease in the amortization of goodwill and other intangibles over the comparable year-ago quarter was primarily due to decreases in amortization expense based on certain amounts becoming fully amortized during or as of the start of the first fiscal quarter of 1999, partially offset by increases in amortization expense due to goodwill acquired as part of the Eastman acquisition. As a percentage of total revenues, amortization of goodwill and other intangibles were 5% and 6% in the three months ended October 2, 1998 and October 3, 1997, respectively.

     INTEREST EXPENSE AND OTHER, NET. Interest expense decreased 48% to $156,000 in the three months ended October 2, 1998 from $300,000 in the three months ended October 3, 1997. The decrease in interest expense over the comparable year-ago quarter was primarily due to a lower level of outstanding borrowings from Seagate Technology. Other income, net increased 184% to $468,000 in the three months ended October 3, 1998 from $165,000 in the three months ended October 2, 1997 primarily due to foreign currency translation gains resulting from the Company's Canadian operations.

     INCOME TAXES. The effective tax rate used to record the provision for income taxes for the three month period ended October 2, 1998 was 61% compared with a 17% effective tax rate used to record the benefit from income taxes for the three month period ended October 3, 1997. The effective tax rate used to record the provision for taxes for the three month period ended October 2, 1998 exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes, and foreign taxes on certain earnings generated in higher tax rate jurisdictions. The effective tax rate used to record the benefit from income taxes for the three month period ended October 3, 1997 was less than the U.S. statutory rate primarily due to increases in the valuation allowance for deferred tax assets and the amortization of nondeductible goodwill. Seagate Software expects its annual effective tax rate on anticipated operating income for fiscal 1999 (see "Subsequent Event") to approximate 55% absent the effects, if any, of its anticipated contribution of Seagate Software's Network & Storage Management Group to Veritas Holding Corporation. The projected effective tax rate exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes and foreign taxes on certain earnings generated in higher tax rate jurisdictions.

     The Company is included in the consolidated federal and certain combined and consolidated state and foreign income tax returns of Seagate Technology, the Company's majority stockholder. Seagate Technology and the Company have entered into a tax sharing agreement ("the Tax Allocation Agreement"). Pursuant to certain terms of the Tax Allocation Agreement, the Company's ability to recognize the tax benefits of certain net operating loss carryforwards and foreign and domestic tax credits can be impacted by Seagate Technology's anticipated operating income for fiscal 1999. Accordingly, the Company's expected annual effective tax rate of 55% on anticipated operating income may be subject to adjustment in future quarters.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's total cash was $10,418,000 and $15,130,000 as of October 2, 1998 and July 3 1998, respectively. The decrease in cash was primarily due to payments on the Company's loan payable balance to the Parent Company of $77.0 million and purchases of equipment, leasehold improvements and intangible assets, partially offset by cash provided by operating activities, loan borrowings from the Parent Company of $65.7 million, and the sale of common stock. The Company's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits.

     The Company's operations have been financed by cash flows from operating activities and borrowings from the Parent Company. Such borrowings are available to the Company under a Revolving Loan Agreement between the Company and Seagate Technology. Under the Revolving Loan Agreement, Seagate Technology finances certain of the Company's working capital requirements. The Revolving Loan Agreement, which provides for maximum borrowings of up to $60,000,000, is renewable every two years and expires on July 3, 2000. Interest is paid at the LIBOR rate plus 2% per annum on such borrowings (7.375% at October 2, 1998). The loan balance was $3,895,000 as of October 2, 1998.

     In addition to the Revolving Loan Agreement with Seagate Technology, certain foreign subsidiaries have line of credit facilities with third party financial institutions. These line of credit facilities provide for additional borrowings of up to an equivalent of approximately $1,139,000 at October 2, 1998. Interest rates payable on borrowings are based on local bank prime interest rates. At October 2, 1998, there were no outstanding borrowings under any of these lines of credit.

     During the three months ended October 2, 1998, the Company made investments totaling approximately $1,918,000 for new office facilities, leasehold improvements, computers, furniture and office equipment. The Company presently anticipates it will make investments in 1999 of approximately $15,000,000 in equipment and leasehold improvements.* Additionally, product development activities may include cash used to acquire technology.* The Company expects that such investments will be funded from existing cash balances and cash flows from operations.*

     The Company believes its current cash balances, its available borrowings from the Parent Company and cash flows generated from the Company's operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.* Furthermore, the Company anticipates that future operating and investing activities may be financed by additional borrowings from the Parent Company, equity financing or other sources.* The Company believes that additional financing from the Parent Company will be available at a reasonable cost.*

FACTORS AFFECTING FUTURE OPERATING RESULTS

     POTENTIAL FLUCTUATIONS IN ANNUAL AND/OR QUARTERLY OPERATING RESULTS

     We often experience a high volume of sales at the end of the quarter. Therefore, it may be late in the quarter before we are able to determine that our costs are too high in relation to our sales. If this were to happen, we would not be able to reduce these costs and, consequently, our net income would be reduced or our net loss increased.* In addition, our operating results have been and may, in the future, be subject to significant quarterly fluctuations as a result of a number of other factors including:

     - the timing of orders from and shipment of products to major customers;

     - our ability to develop, introduce, and market new products and product enhancements in a timely fashion;

     - changes in the prices of our products and our competitors' products;

     - our ability to fill orders received within a given quarter;

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     - our customers' preference for competing technologies in lieu of our products;

     - our inability to reduce our costs in relation to our revenues (because we ship our products shortly after we receive orders and operate with no backlog);

     - the impact of changes in foreign currency exchange rates on the cost of our products and the effective price of such products to foreign consumers;

     - competition and consolidation in our industry; and

     - general economic conditions.

     REVENUE CONCENTRATION

     We currently obtain most of our revenue from a limited number of software products and anticipate this to be the case in the foreseeable future.* Our new products must be accepted by customers in order for us to be successful. If our products are not purchased as a result of competition, technological change or other factors, then our business, operating results and financial condition would be materially adversely affected.

     Our software products have a fixed life cycle that is difficult to estimate. If we do not develop and introduce new products before our existing products have completed their life cycles, then we will be unable to sustain or increase our level of sales.* We cannot be sure that we will continue to be successful in marketing our key products or any new products, applications or product enhancements.

     Sales to a small number of customers generate a disproportionate amount of our revenues. For example, Seagate Software derived 24% of its revenues from sales to its top customer, Ingram Micro Inc. ("Ingram"), in the three months ended October 2, 1998. If Ingram, or any other significant customer, reduces its purchases from us, our business, financial condition, and results of operations would be materially adversely affected unless we substantially increased sales to other customers. Because our contracts with Ingram (or any other customer) do not require them to purchase any specified number of software licenses from us, we cannot be sure that our significant customers will continue to purchase our products at their current levels.

     RELIANCE ON SALES STAFF, CHANNEL PARTNERS AND STRATEGIC RELATIONSHIPS

     We sell and support our products through:

     - sales staff,

     - third party distributors, and

     - Original Equipment Manufacturers ("OEMs").

     We also have a strategic relationship with Microsoft that enables us to bundle our products with Microsoft's products, and we have developed and are developing certain utilities and products to be a part of Microsoft's products.* If Microsoft reduces the nature and quantity of its relationship with us, our business, operating results and financial condition would be materially adversely affected.

     We have made significant expenditures in recent years to expand our sales and marketing force and plan to continue this expansion. Our future success will depend in part upon the productivity of our sales and marketing force.* We believe that our ability to continue to attract, integrate, train, motivate and retain new sales and marketing personnel will also affect our success.* We face intense competition for sales and marketing personnel in the software industry, and we cannot be sure that we will be successful in hiring and retaining such personnel in accordance with our plans. Even if we hire and train sufficient numbers of sales and

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

marketing personnel, we cannot be sure that our recent and other planned expenses will generate enough additional revenue to exceed these costs.

     We generate a substantial portion of our revenue by selling our products to distributors and OEMs. Our distributors and OEMs decide whether or not to include our products with those they sell and generally can carry and sell product lines that are competitive with ours. Because OEMs and distributors carry other product lines and are not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. These distributors and OEMs are also generally entitled to terminate our relationship without cause. Our business, financial results and operating condition would be materially adversely affected if some or all of our current distributors and OEMs discontinued selling our products and we failed to find comparable replacements.*

     NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

     We had research and development expenses of:

                       FISCAL YEAR                            EXPENSE
                       -----------                         -------------
                                                           (IN MILLIONS)
  1996...................................................      $36.9
  1997...................................................      $42.8
  1998...................................................      $47.1
the three months ended October 2, 1998...................      $12.8

     Our products are used in combination with other software. The markets for our products are characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions. Our future success will therefore depend on our ability to design, develop, test and support new software products and enhancements on a timely and cost effective basis.*

     If we do not respond to changing market conditions and customer requirements by developing and introducing new products in a timely manner, then our business, operating results or financial condition could be materially adversely affected.*

     COMPETITION

     Our industry is intensely competitive and is characterized by rapidly changing technology and evolving standards. We expect additional competition from other established and/or emerging companies and as a result of future software industry consolidations.* We expect that our competitors will offer new and existing products at lower prices, if necessary, to gain or retain market share and customers.* We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies. Increased competition can be expected to cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results or financial condition.* Current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than we are able to do.*

     It is possible that new competitors or alliances among our competitors may emerge and rapidly acquire significant market share. In addition, network operating system vendors could introduce new or upgrade existing operating systems or environments that could render our products obsolete and unmarketable.

     We also face indirect competition from present and potential customers, including Microsoft or other strategic partners, that continuously evaluate whether to develop their own software products and components

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

internally or obtain them from outside sources. If our strategic partners decide to develop the utilities and other products we have in the past provided, it could have a material adverse effect on our business, results of operations and financial condition.*

     There can be no assurance that we will be able to compete successfully against current or future competitors. If we fail to compete successfully, our business, operating results and financial condition may be materially adversely affected.*

     RISKS FROM THE CONTRIBUTION OF THE NETWORK & STORAGE MANAGEMENT GROUP

     Seagate Technology consolidated its software businesses into a single entity called Seagate Software in 1996. Seagate Software's business consists of two primary divisions, the Network & Storage Management Group and the Information Management Group. We announced on October 5, 1998 that we will contribute our Network & Storage Management Group business to a newly formed company that will also acquire Veritas Software Corporation. Seagate Software and our optionees who are employees of the Network & Storage Management Group who go to work for the newly formed company will receive 40% of the fully diluted equity in the new company.*

     We face a number of risks prior to and after the closing of the spin-off of the Network & Storage Management Group including:

     - our management resources may be distracted from day to day operations by the transaction;

     - employees of the Information Management Group may be distracted by concerns about whether we continue to operate that business or spin it off;

     - the Network & Storage Management Group's customers may delay or cancel orders due to uncertainty about the transaction;

     - the ongoing OEM relationship with the Network & Storage Management Group and Seagate Technology's tape drive operations may be disrupted;

     - we have agreed not to compete in certain storage management software businesses for a specified period of time after the closing and may not be able to benefit from future opportunities in that market;

     - we will not have control over the management of the new company, although initially we will have two representatives on its board of directors; and

     - we will be limited from liquidating our interest in the new company for a certain period of time. Thereafter, if we choose to do so, we will be required to sell our interest in the new company in increments to comply with certain Securities and Exchange Commission rules or to bear the expense of filing a registration statement.

     ACQUISITIONS

     We intend to continue our expansion into software through internal growth as well as acquisitions.* Acquisitions involve numerous risks including:

     - the difficulties of integrating the operations and products of the acquired businesses,

     - the potential loss of key employees or customers of the acquired businesses.

     We expect that we will continue to incur substantial expenses as we acquire other businesses including charges for the write-off of in-process research and development.* Our operating results have fluctuated in the past and may fluctuate in the future because of the timing of such write-offs.* For example, we incurred a

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

charge to operations in the fourth quarter of fiscal 1998 of approximately $7 million for the write-off of in-process research and development related to our acquisition of Eastman Software Storage Management Group, Inc.

     RISKS OF SYSTEMS FAILURES

     Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by catastrophic events such as fire, natural disaster, power loss, telecommunications failures, and unauthorized intrusion. We believe that we have taken prudent measures to reduce the risk of interruption in our operations. However, we cannot be sure that these measures are sufficient. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition.

     YEAR 2000 RISKS

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.*

     We consider a product to be "Year 2000 Ready" if the product's performance and functionality are unaffected by processing of dates prior to, during and after the year 2000, but only if all products (for example hardware, firmware, and software) used with the products properly exchange accurate date data with it.

     Seagate's Products

     Our products are used in numerous operating environments. We are assessing our products to determine whether or not they are Year 2000 Ready. Although we believe certain of our software products are Year 2000 Ready, we have determined that certain of our software products are not and will not be Year 2000 Ready. The inability of one or more of our products to properly manage and manipulate dates related to the Year 2000 could result in a material adverse effect on our business, financial condition or results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits. We are taking measures to inform our customers that those products are not and will not be Year 2000 Ready. To assist our customers in evaluating their Year 2000 issues, we have developed a list of those products that are Year 2000 Ready as stand-alone products. The list is located on Seagate Software's World Wide Web page and is periodically updated when we make additional product assessments.

     We anticipate that substantial litigation may be brought against vendors, including Seagate Software, of all software components of systems that are unable to properly manage data related to the Year 2000. Our customer agreements typically contain provisions designed to limit our liability for such claims. As a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions, it is possible that these measures will not provide us with protection from liability claims.* If any such claims are brought against us, regardless of their merit, our business, financial condition and results of operations could be materially adversely affected from factors that include increased warranty costs, customer satisfaction issues and the costs of potential lawsuits.

---------------


* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     Seagate's Systems

     We have also initiated a comprehensive program to address Year 2000 readiness in our internal systems and with our customers and suppliers. Our program has been designed to address our most critical internal systems first and to gather information regarding the Year 2000 compliance of products supplied to Seagate Software and into which our products are integrated. Assessment and remediation are proceeding in tandem, and we intend to have our critical internal systems Year 2000 Ready by July 3, 1999, the first day of Seagate Software's fiscal year 2000. These activities are intended to encompass all major categories of systems in use by Seagate Software, including operations, technical support, engineering, sales, finance and human resources.* To date, we have not incurred material costs related to assessment and remediation of Year 2000 readiness. We are still in the process of conducting our Year 2000 audit and therefore are unable to make a reasonable estimate of the costs associated with Year 2000 readiness. Accordingly, no assurance can be given that the costs required to address the Year 2000 issue will not have a material adverse effect on our business, financial condition or results of operations. The costs incurred to date related to these programs have not been and are not expected to be material.

     We have also initiated formal communications with our significant suppliers to determine the extent to which Seagate Software is vulnerable to those third parties' failure to remedy their own Year 2000 issues. To date we have contacted our significant suppliers and have received assurances of Year 2000 compliance from a number of those contacted. However, most of our suppliers are under no contractual obligation to provide such information to us. We could experience material adverse effects on our business if we fail to fully identify all Year 2000 dependencies in Seagate Software's systems and in the systems of our suppliers, customers and financial institutions.* Those material adverse effects could include delays in the delivery or sale of our products.* Therefore, we are developing contingency plans for continuing operations in the event such problems arise.*

     Customer Purchasing Patterns

     We believe that the purchasing patterns of customer and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 readiness.* These expenditures may result in reduced funds available to purchase products such as those offered by Seagate Software, which could have a material adverse effect on our business, operating results or financial condition.*

     Risks from International Operations.

     We have significant offshore operations including development facilities, sales personnel and customer support operations. Our offshore operations are subject to certain inherent risks including:

     - fluctuations in currency exchange rates;

     - lack of acceptance of localized products;

     - longer payment cycles for sales in foreign countries;

     - difficulties in staffing and managing international operations;

     - seasonal reductions in business activity in the summer months in Europe and certain other countries;

     - increases in tariffs, duties, price controls, other restrictions on foreign currencies or trade barriers imposed by foreign countries;

     - management of an enterprise spread over various countries;

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     - the burden of complying with a wide variety of foreign laws; and

     - political unrest, particularly in areas in which we have facilities.

     These factors could have a material adverse effect on our business, operating results and financial condition in the future.

     Our products are priced in U.S. dollars even when sold to customers who are located abroad. The currency instability in the Asian and other financial markets may make our products more expensive than products sold by other manufacturers that are priced in one of the effected currencies. Therefore, foreign customers may reduce purchases of our products.* We anticipate that the recent turmoil in financial markets and the recent deterioration of the underlying economic conditions in certain countries, including those in Asia and the Far East, may have an impact on our sales to customers located in or whose end-user customers are located in those countries due to:*

     - the impact of currency fluctuations on the relative price of Seagate Software's products,

     - restrictions on government spending imposed by the International Monetary Fund (the "IMF") in those countries receiving the IMF's assistance,

     - customers' reduced access to working capital to fund software purchases, such as our products, due to:

     - higher interest rates,

     - reduced bank lending due to contractions in the money supply or the deterioration in the customer's or its bank's financial condition, or

     - the inability to access other financing

     DEPENDENCE ON PROPRIETARY TECHNOLOGY

     Our success will be heavily dependent on our proprietary technology. We rely primarily on the following to protect our proprietary rights:

     - patents,

     - copyrights,

     - trademarks and trade secret rights,

     - confidentiality procedures,

     - employee and third party nondisclosure agreements, and

     - licensing restrictions.

     Such efforts provide only limited protection.

     We also rely in part on shrink-wrap licenses that are not signed by end users and, therefore, may be unenforceable under the laws of certain jurisdictions.

     Even though we take these steps, someone may be able to copy or otherwise obtain and use our products and technology without authorization. Policing unauthorized use of our products is difficult. Although we cannot determine the extent of existing piracy of our products, we expect that software piracy will be a persistent problem.* Third parties may also develop similar technology independently. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries.*

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     Our competitors may successfully challenge the validity or scope of our patents, copyrights and trademarks.* We cannot be sure that our patents, copyrights and trademarks will provide us with a competitive advantage or that our competitors will not design around any patents issued to us. We are not aware that any of our products infringe upon the proprietary rights of third parties, but, in the future, third parties may claim that our current or future products infringe that party's rights.* We believe that software product developers will be increasingly subject to claims of infringement as the functionality of products in our industry segment overlaps.* If we were subject to a claim of infringement, regardless of its merit, such claim would have the following impacts on us that could have a material adverse effect on our business, operating results or financial condition:

     - require costly litigation to resolve,

     - absorb significant management time, or

     - require us to enter into unfavorable royalty or license agreements.

     SOFTWARE PRODUCT ERRORS OR DEFECTS

     Software products as complex as those we offer frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, our products may contain defects or software errors.* If our products have errors, they could:

     - cause a negative customer reaction that could reduce future sales;

     - generate negative publicity regarding Seagate Software and our products;

     - harm our reputation;

     - reduce or limit customer's adoption of our products;

     - require us to make extensive changes to the product; or

     - result in customers' delaying their purchase until the errors or defects have been remedied, which would cause our revenues to be reduced or delayed.

Any of these occurrences could have a material adverse effect upon our business, operating results or financial condition.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Existing or future federal, state or local laws or ordinances or unfavorable judicial decisions may make these provisions ineffective.* Because our products are used in system management, resource optimization and business intelligence applications, our liability could be substantial if we receive an unfavorable judgement, which could have a material adverse effect upon our business, operating results or financial condition.*

     DEPENDENCE ON KEY PERSONNEL.

     Our future performance depends to a significant degree upon the continued service of our key members of management as well as marketing, sales, and product development personnel.* The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition.* We believe our future success will also depend in large part upon our ability to attract and retain highly skilled management, marketing, sales, and product development personnel.* We have experienced intense competition for such personnel and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining them in the future.

---------------


* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     RISKS FROM CONVERSION TO SINGLE EUROPEAN CURRENCY.

     On January 1, 1999, certain member states of the European Economic Community will fix their respective currencies to a new currency, the Single European Currency ("Euro"). On that day the Euro will become a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these countries will be conducted both in the existing national currency, such as the French Franc or the Deutsche Mark, as well as the Euro. Companies operating in or conducting business in these countries, will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies and the Euro.

     We are still assessing the impact that the introduction and use of the Euro will have on our internal systems. We will take corrective actions based on such assessment but do not presently expect that introduction and use of the Euro will materially affect our foreign exchange and hedging activities or use of derivative instruments or will result in any material increase in our costs.* While we will continue to evaluate the impact of the Euro introduction over time, based on currently available information, we do not believe that the introduction of the Euro will have a material adverse impact on Seagate Software's financial condition or overall trends in results of operations.*

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     FOREIGN CURRENCY RISK. The U.S. dollar is the functional currency for most of the Company's foreign operations. Gains and losses on the remeasurement into U.S. dollars of amounts denominated in foreign currencies are included in net income for those operations whose functional currency is the U.S. dollar. Gains and losses on translation into U.S. dollars of foreign operations whose functional currency is the local currency are recorded as a separate component of stockholders' equity. Foreign currency fluctuations have not had a significant effect on the Company's results of operations, and the Company does not engage in foreign currency hedging programs.

     INTEREST RATE RISK. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's borrowings under a Revolving Loan Agreement between the Company and Seagate Technology. The Company pays interest to Seagate Technology at the LIBOR rate plus 2% per annum on such borrowings (7.375% at October 2, 1998). The Company typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, the Company has not had a significant level of funds available for investment purposes. Interest rate fluctuations have not had a significant effect on the Company's results of operations.

                                    PART II

                               OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

     On November 10, 1997, Vedatech Corporation commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd. claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of the Company's products (the "Complaint") and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. The Company has hired local counsel in the U.K., reviewed documents and conducted interviews. The Company filed an initial response in the U.K. court on January 13, 1998 and is now in the discovery process. The Company believes the Complaint has no merit and intends to vigorously defend the action. However, if an unfavorable outcome were to arise, there can be no assurance that

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

such outcome would not have a material adverse effect on the Company's liquidity, financial position or results of operations.

     In addition to the foregoing, the Company is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position, liquidity, or results of operations.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

     The following exhibits are included herein:

     10.12 Lease Dated April 15, 1995 between Fiero II Associates and
           Arcada Software, Inc. for the premises located at Building
           1, Fiero Commerce Park II, San Luis Obispo, California, as amended to date
           Lease dated November 20, 1995 between Fiero II Associates
  10.12.1 and Arcada Software, Inc. for the premises located at Building 1, Fiero Commerce Park II, San Luis Obispo,
           California
           Lease dated December 17, 1993 between Morgan Investments and
  10.12.2 Quest Development Corporation for the premises located at 708 Fiero Commerce Park, San Luis Obispo, California
           Addendum dated March 26, 1997 to Lease dated May 14, 1995
  10.12.3  between Seagate Software Storage Management Group, Inc. and
           Jerry Michael
           Lease dated April 18, 1995 between WHC-SIX Real Estate
    10.13 Limited Partnership and Seagate Technology, Inc. for the premises located at 19925 Stevens Creek Blvd., Cupertino,
           California, as amended by the First Amendment to Lease dated
           May 1, 1995 and the Second Amendment to Lease dated January
           16, 1996
           Occupational Lease dated June 24, 1998 between the
    10.14 Universities Superannuation Scheme, Seagate Software Limited and Seagate Technology, Inc. for the premises located at Acquis House, Blagrave Street, Reading, England
           Amended Financial Data Schedule
    27.1*

* Filed herewith

(b) Reports on Form 8-K

     No reports on Form 8-K were filed with the Securities and Exchange Commission during the three months ended October 2, 1998.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

                             SEAGATE SOFTWARE, INC.
                                  (REGISTRANT)


DATE: April 16, 1999                      By:   /s/ TERENCE R. CUNNINGHAM


                                            ------------------------------------
                                                   Terence R. Cunningham
                                               President and Chief Operating
                                                           Officer


DATE: April 16, 1999                      By:   /s/ ELLEN E. CHAMBERLAIN


                                            ------------------------------------
                                                    Ellen E. Chamberlain
                                            Senior Vice President, Treasurer and
                                                  Chief Financial Officer

                             SEAGATE SOFTWARE, INC.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
10.12    Lease Dated April 15, 1995 between Fiero II Associates and
         Arcada Software, Inc. for the premises located at Building
         1, Fiero Commerce Park II, San Luis Obispo, California, as
         amended to date
10.12.1  Lease dated November 20, 1995 between Fiero II Associates and Arcada Software, Inc. for the premises located at
         Building 1, Fiero Commerce Park II, San Luis Obispo,
         California
10.12.2  Lease dated December 17, 1993 between Morgan Investments and
         Quest Development Corporation for the premises located at
         708 Fiero Commerce Park, San Luis Obispo, California
10.12.3  Addendum dated March 26, 1997 to Lease dated May 14, 1995 between Seagate Software Storage Management Group, Inc. and
         Jerry Michael
10.13    Lease dated April 18, 1995 between WHC-SIX Real Estate
         Limited Partnership and Seagate Technology, Inc. for the
         premises located at 19925 Stevens Creek Blvd., Cupertino,
         California, as amended by the First Amendment to Lease dated
         May 1, 1995 and the Second Amendment to Lease dated January
         16, 1996
10.14    Occupational Lease dated June 24, 1998 between the
         Universities Superannuation Scheme, Seagate Software Limited
         and Seagate Technology, Inc. for the premises located at
         Acquis House, Blagrave Street, Reading, England
27.1*    Amended Financial Data Schedule

* Filed herewith

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 10-Q/A

                                AMENDMENT NO. 2


                   QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                     FOR THE QUARTER ENDED JANUARY 1, 1999
                         COMMISSION FILE NO. 000-23169

                             SEAGATE SOFTWARE, INC.
                                  (REGISTRANT)

                            ------------------------

                     INCORPORATED IN THE STATE OF DELAWARE
                I.R.S. EMPLOYER IDENTIFICATION NUMBER 77-0397623
                915 DISC DRIVE, SCOTTS VALLEY, CALIFORNIA 95066
                           TELEPHONE: (831) 438-6550

                            ------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

The number of shares outstanding of the registrant's Common Stock as of January 1, 1999 was 1,058,906.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     INDEX

                             SEAGATE SOFTWARE, INC.


                                                                        PAGE NO.
                                                                        --------
PART I    FINANCIAL INFORMATION
Item 1.   Financial Statements (unaudited)
          Condensed Consolidated Balance Sheets as of January 1, 1999
            (unaudited) and July 3, 1998..............................      29
          Condensed Consolidated Statements of Operations for the
            three and six months ended January 1, 1999 and January 2,
            1998 (unaudited)..........................................      30
          Condensed Consolidated Statements of Cash Flows for the six
            months ended January 1, 1999 and January 2, 1998
            (unaudited)...............................................      31
          Notes to the Condensed Consolidated Financial Statements
            (unaudited)...............................................      32
Item 2.   Management's Discussion and Analysis of Financial Condition
            and Results of Operations.................................      39
Item 3.   Quantitative and Qualitative Disclosures about Market
            Risks.....................................................      53

PART II   OTHER INFORMATION
Item 1.   Legal Proceedings...........................................    II-1
Item 6.   Exhibits and Reports on Form 8-K............................    II-1
          SIGNATURES..................................................    II-3

                             SEAGATE SOFTWARE, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              JANUARY 1,    JULY 3,
                                                                 1999         1998
                                                              -----------   --------
                                                              (UNAUDITED)     (1)
                           ASSETS
Cash........................................................   $     848    $ 15,130
Accounts receivable, net....................................      59,292      46,564
Inventories.................................................       1,261       1,117
Loan receivable from Seagate Technology.....................      18,276          --
Other current assets........................................       5,863       2,474
                                                               ---------    --------
          Total current assets..............................      85,540      65,285
                                                               ---------    --------
Equipment and leasehold improvements, net...................      17,031      16,876
Goodwill and other intangibles, net.........................      44,677      56,836
                                                               ---------    --------
          Total assets......................................   $ 147,248    $138,997
                                                               =========    ========

                        LIABILITIES
Loan payable to Seagate Technology..........................   $      --    $ 16,054
Accounts payable............................................      12,250      10,994
Accrued employee compensation...............................      17,266      14,365
Accrued expenses............................................      19,438      15,339
Accrued income taxes........................................       6,759       5,562
Deferred revenue............................................      17,952      13,714
                                                               ---------    --------
          Total current liabilities.........................      73,665      76,028
Deferred income taxes.......................................       1,021       1,691
Other liabilities...........................................         280         255
                                                               ---------    --------
          Total liabilities.................................      74,966      77,974

Commitments and Contingencies

Common stock subject to repurchase..........................       3,685       3,917

                    STOCKHOLDERS' EQUITY
Convertible preferred stock.................................          55          55
Common stock................................................          --          --
Additional paid-in capital..................................     346,650     343,526
Accumulated deficit.........................................    (277,731)   (286,218)
Accumulated other comprehensive income......................        (377)       (257)
                                                               ---------    --------
          Total stockholders' equity........................      68,597      57,106
                                                               ---------    --------
          Total liabilities and stockholders' equity........   $ 147,248    $138,997
                                                               =========    ========

---------------
(1) The information in this column was derived from Seagate Software's audited consolidated balance sheet as of July 3, 1998.

           See notes to condensed consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)
                                  (Unaudited)

                                               THREE MONTHS ENDED           SIX MONTHS ENDED
                                            ------------------------    -------------------------
                                            JANUARY 1,    JANUARY 2,    JANUARY 1,     JANUARY 2,
                                               1999          1998          1999           1998
                                            ----------    ----------    -----------    ----------
Revenues:
Licensing.................................     $74,791       $60,183       $133,462     $111,980
Licensing from Seagate Technology.........       1,850         1,433          4,006        2,433
Maintenance, support and other............      15,414        10,728         29,462       20,953
                                            ----------    ----------    -----------     --------
          Total revenues..................      92,055        72,344        166,930      135,366

Cost of revenues:
Licensing.................................       3,225         3,704          6,160        8,673
Licensing from Seagate Technology.........         145            86            274          371
Maintenance, support and other............       5,887         4,675         12,317        9,275
Amortization of developed technologies....       2,847         3,037          5,713        6,979
                                            ----------    ----------    -----------     --------
          Total cost of revenues..........      12,104        11,502         24,464       25,298
                                            ----------    ----------    -----------     --------

Gross profit..............................      79,951        60,842        142,466      110,068

Operating expenses:
Sales and marketing.......................      39,889        31,761         75,896       60,458
Research and development..................      13,554        11,778         26,341       23,171
General and administrative................       8,325        10,414         17,265       19,493
Amortization of goodwill and other
  intangibles.............................       3,343         5,741          6,736        9,392
                                            ----------    ----------    -----------     --------
          Total operating expenses........      65,111        59,694        126,238      112,514
                                            ----------    ----------    -----------     --------

Income (loss) from operations.............      14,840         1,148         16,228       (2,446)

Interest expense..........................         (46)         (358)          (202)        (658)
Other, net................................         871           301          1,339          466
                                            ----------    ----------    -----------     --------
          Interest expense and other,
            net...........................         825           (57)         1,137         (192)
                                            ----------    ----------    -----------     --------

Income (loss) before income taxes.........      15,665         1,091         17,365       (2,638)
Benefit from (provision for) income
  taxes...................................      (7,835)        1,067         (8,878)       1,686
                                            ----------    ----------    -----------     --------
Net income (loss).........................     $ 7,830       $ 2,158       $  8,487     $   (952)
                                            ==========    ==========    ===========     ========
Net income (loss) per common share:
Basic.....................................      $31.98        $14.03         $36.11       $(7.42)
Diluted...................................      $ 0.13        $ 0.04         $ 0.14       $(7.42)
Number of shares used in per share
  computations:
Basic.....................................     244,867       153,777        235,012      128,326
Diluted...................................  62,564,936    56,933,790     61,572,394      128,326

           See notes to condensed consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                                  SIX MONTHS ENDED
                                                              ------------------------
                                                              JANUARY 1,    JANUARY 2,
                                                                 1999          1998
                                                              ----------    ----------
OPERATING ACTIVITIES
Net income (loss)...........................................  $   8,487     $    (952)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization.............................     17,199        20,688
  Deferred income taxes.....................................       (670)       (2,821)
  Write-offs of goodwill and intangibles....................         --         1,900
  Changes in operating assets and liabilities:
     Accounts receivable....................................    (12,728)      (11,284)
     Inventories............................................       (144)          849
     Other current assets...................................     (3,389)           69
     Accounts payable.......................................      1,256         1,348
     Accrued employee compensation..........................      2,901         3,041
     Accrued expenses.......................................      4,099         4,420
     Accrued income taxes...................................      1,663        (2,953)
     Deferred revenue.......................................      4,238         2,162
     Other liabilities......................................         25           (31)
                                                              ---------     ---------
  Net cash provided by operating activities.................     22,937        16,436
INVESTING ACTIVITIES
Acquisition of equipment and leasehold improvements, net....     (4,910)       (3,193)
Acquisition of intangibles..................................       (289)           --
                                                              ---------     ---------
  Net cash used in investing activities.....................     (5,199)       (3,193)
FINANCING ACTIVITIES
Sale of common stock........................................        461           346
Borrowings from Seagate Technology..........................    121,837       110,131
Payments to Seagate Technology..............................   (154,202)     (124,082)
                                                              ---------     ---------
  Net cash used in financing activities.....................    (31,904)      (13,605)
Effect of exchange rate changes on cash.....................       (116)         (258)
                                                              ---------     ---------
  Decrease in cash..........................................    (14,282)         (620)
Cash at the beginning of the period.........................     15,130        12,085
                                                              ---------     ---------
Cash at the end of the period...............................  $     848     $  11,465
                                                              =========     =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................  $      --     $      36
  Cash paid for income taxes................................      6,346         3,975

           See notes to condensed consolidated financial statements.

                             SEAGATE SOFTWARE, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION. The consolidated condensed financial statements have been prepared by Seagate Software, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Seagate Software believes the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with the consolidated financial statements of Seagate Software as of July 3, 1998 and notes thereto, are adequate to make the information presented not misleading.

     The condensed consolidated financial statements reflect, in the opinion of management, all normal recurring adjustments necessary to summarize fairly the consolidated financial position, results of operations and cash flows for such periods.

     The results of operations for the six months ended January 1, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending July 2, 1999.

     Seagate Software operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 was 53 weeks and ended on July 3, 1998 and fiscal 1999 will be 52 weeks and will end on July 2, 1999. All references to years in this Form 10-Q/A represent fiscal years unless otherwise noted.

     RESTATEMENT OF FINANCIAL STATEMENTS. Seagate Software had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from related software. Using this method, Seagate Software recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. Seagate Software has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets". As a result, Seagate Software has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported consolidated financial statements as of and for the three months ended January 1, 1999 and January 2, 1998 is as follows (in thousands except per share amounts):

                                                    AS REPORTED                 AS RESTATED
                                              ------------------------    ------------------------
                                              JANUARY 1,    JANUARY 2,    JANUARY 1,    JANUARY 2,
                                                 1999          1998          1999          1998
                                              ----------    ----------    ----------    ----------
Amortization of goodwill and other
  intangibles...............................  $   3,148     $   5,546     $   3,343     $   5,741
Income(loss) from operations................     15,035         1,343        14,840         1,148
Net income (loss)...........................      8,025         2,353         7,830         2,158
Basic income (loss) per share...............      32.77         15.30         31.98         14.03
Diluted income (loss) per share.............       0.13          0.04          0.13          0.04
Goodwill and other intangible assets, net...     42,110        59,146        44,677        62,493
Accumulated deficit.........................   (280,298)     (281,247      (277,731)     (277,900)

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

     The effect of this adjustment on previously reported consolidated financial statements as of and for the six months ended January 1, 1999 and January 2, 1998 is as follows (in thousands except per share amounts):

                                                    AS REPORTED                 AS RESTATED
                                              ------------------------    ------------------------
                                              JANUARY 1,    JANUARY 2,    JANUARY 1,    JANUARY 2,
                                                 1999          1998          1999          1998
                                              ----------    ----------    ----------    ----------
Amortization of goodwill and other
  intangibles...............................  $   6,346     $   9,002     $   6,736     $   9,392
Income(loss) from operations................     16,618        (2,056)       16,228        (2,446)
Net income (loss)...........................      8,877          (562)        8,487          (952)
Basic income (loss) per share...............      37.77         (4.38)        36.11         (7.42)
Diluted income (loss) per share.............       0.14         (4.38)         0.14         (7.42)
Goodwill and other intangible assets, net...     42,110        59,146        44,677        62,493
Accumulated deficit.........................   (280,298)     (281,247)     (277,731)     (277,900)

     REVENUE RECOGNITION. Seagate Software's revenues are primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. During the first quarter of 1999, Seagate Software began recognizing license revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition". Revenues from software license agreements are generally recognized at the time of product delivery, provided that fees are fixed or determinable, evidence of an arrangement exists, collectibility is probable and the Company has vendor-specific objective evidence of fair value. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Service revenues from training and consulting are recognized when such services are performed.

     Revenues from resellers including VARs, OEMs, distributors and Seagate Software's parent company, Seagate Technology, Inc. ("Seagate Technology"), are primarily recognized at the time of product shipment to the reseller. Seagate Software's policy is to defer such revenues if resale contingencies exist. Factors considered in the determination of whether such contingencies exist, include but are not limited to payment terms, collectibility and past history with the customer.

     Product returns are reserved for in accordance with SFAS 48. Such returns are estimated based on historical return rates. Seagate Software considers other factors such as fixed and determinable fees, resale contingencies, arms length contract terms and the ability to reasonably estimate returns to insure compliance with SFAS 48. Additionally, Seagate Software continually reviews its estimated product return provisions to ensure that they are reasonable in relation to actual product returns, which are quantified based on approved return authorization forms received prior to fiscal cutoff dates. Historically, Seagate Software's estimated product return rates have not varied materially from actual product return rates.

     NET INCOME (LOSS) PER SHARE. Basic net income (loss) per common share is computed using the weighted average number of shares of common stock outstanding during the period. For periods in which Seagate Software had losses, common equivalent shares from stock options, shares subject to repurchase and convertible preferred stock are excluded from the computation of diluted net loss per share, as their effect is

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

antidilutive. Below is a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share (in thousands, except share and per share data):

                                      THREE MONTHS ENDED            SIX MONTHS ENDED
                                  --------------------------    -------------------------
                                  JANUARY 1,     JANUARY 2,     JANUARY 1,     JANUARY 2,
                                     1999           1998           1999           1998
                                  -----------    -----------    -----------    ----------
Basic net income (loss) per
  share computation:
  Numerator:
       Net income (loss)........  $     7,830    $     2,158    $     8,487     $   (952)
                                  -----------    -----------    -----------     --------
  Denominator:
     Weighted average number of
       common shares outstanding
       during the period........      244,867        153,777        235,012      128,326
                                  -----------    -----------    -----------     --------
          Net income (loss) per
            share -- basic......  $     31.98    $     14.03    $     36.11     $  (7.42)
                                  ===========    ===========    ===========     ========
Diluted net income (loss) per
  share computation:
  Numerator:
       Net income (loss)........  $     7,830    $     2,158    $     8,487     $   (952)
                                  -----------    -----------    -----------     --------
  Denominator:
     Weighted average number of
       common shares outstanding
       during the period........      244,867        153,777        235,012      128,326
     Convertible preferred
       stock....................   54,633,333     54,633,333     54,633,333           --
     Incremental common shares
       attributable to exercise
       of outstanding options
       and shares subject to
       repurchase (assuming
       proceeds would be used to
       purchase treasury
       stock)...................    7,686,736      2,146,680      6,704,049           --
                                  -----------    -----------    -----------     --------
                                   62,564,936     56,933,790     61,572,394      128,326
                                  -----------    -----------    -----------     --------
          Net income (loss) per
            share -- diluted....  $      0.13    $      0.04    $      0.14     $  (7.42)
                                  ===========    ===========    ===========     ========

     For the six months ended January 2, 1998, 711,032 shares of common stock subject to repurchase at an average price of $5.33 per share and options to purchase 9,544,747 shares of common stock at an average exercise price of $6.75 per share were excluded from the computation of diluted earnings per share because the effect would have been antidilutive.

     ACCOUNTS RECEIVABLE. Accounts receivable are summarized below, in thousands:

                                                            JANUARY 1,   JULY 3,
                                                               1999       1998
                                                            ----------   -------
Accounts receivable.......................................   $60,887     $48,200
Less allowance for non-collection.........................    (1,595)     (1,636)
                                                             -------     -------
                                                             $59,292     $46,564
                                                             =======     =======

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

     OTHER CURRENT ASSETS. Other current assets included prepaid merger costs that will be expensed upon the closing of Seagate Software's contribution of its Network & Storage Management Group business ("NSMG") to Veritas Holding Corporation ("New Veritas"). See "Notes to Condensed Consolidated Financial Statements -- Veritas Transaction" below. These prepaid merger costs amounted to approximately $2.2 million as of January 1, 1999 and consisted of legal fees, accounting fees, banking fees, government filing fees and other expenses directly related to this proposed transaction.

     EQUIPMENT AND LEASEHOLD IMPROVEMENTS. Equipment and leasehold improvements consisted of the following, in thousands:

                                                            JANUARY 1,   JULY 3,
                                                               1999       1998
                                                            ----------   -------
Equipment.................................................   $36,011     $30,999
Leasehold improvements....................................     9,040       9,424
                                                             -------     -------
                                                              45,051      40,423
Less accumulated depreciation and amortization............   (28,020)    (23,547)
                                                             -------     -------
                                                             $17,031     $16,876
                                                             =======     =======

     GOODWILL AND OTHER INTANGIBLES. Goodwill and other intangibles consisted of the following, in thousands:

                                                            JANUARY 1,   JULY 3,
                                                               1999       1998
                                                            ----------   -------
Goodwill..................................................   $49,139     $49,039
Developed technology......................................    48,239      48,049
Trademarks................................................     9,972       9,972
Assembled workforce.......................................     4,596       4,596
Distribution network......................................     2,925       2,925
Other intangibles.........................................    13,813      13,813
                                                             -------     -------
                                                             128,684     128,394
Accumulated amortization..................................   (84,007)    (71,558)
                                                             -------     -------
Goodwill and other intangibles............................   $44,677     $56,836
                                                             =======     =======

     COMMON STOCK SUBJECT TO REPURCHASE. Current employees and directors of Seagate Software and of Seagate Technology have exercised 692,872 shares of common stock under the 1996 Stock Option Plan (the "Option Plan"). At January 1, 1999, 267,072 shares were vested and 425,800 shares were unvested. At the option of the employee or director, within 30 days of termination such vested and unvested shares may be sold back to Seagate Software at the original issue price. In addition, upon termination, unvested shares are subject to repurchase at the option of Seagate Software at the original issue price. Because of the obligation to repurchase vested and unvested shares of common stock, Seagate Software has excluded the amounts associated with the repurchase obligation from Stockholders' Equity in the accompanying balance sheet.

NEW ACCOUNTING PRONOUNCEMENTS

     Seagate Software intends to adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") during fiscal 1999. This standard will require additional disclosure, but will not have a material effect on Seagate Software's financial position or results of operations. SFAS 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

allocating resources. SFAS 131 will first be reflected in Seagate Software's 1999 Annual Report on Form 10-K.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. Seagate Software has not yet determined the impact, if any, of adopting this statement. The disclosures prescribed by SOP 98-1 will be effective for Seagate Software's consolidated financial statements for the fiscal year ending June 30, 2000.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, and will be effective for Seagate Software's fiscal year 2000. Seagate Software generally does not use derivative financial instruments.

STOCKHOLDERS' EQUITY

     Shares authorized and outstanding are as follows:

                                                          SHARES OUTSTANDING
                                                        -----------------------
                                                        JANUARY 1,    JULY 3,
                                                           1999         1998
                                                        ----------   ----------
Preferred stock, par value $.001 per share, 73,000,000
  shares authorized...................................  54,633,333   54,633,333
Common stock, par value $.001 per share, 95,600,000
  shares authorized...................................     366,034      235,502

INCOME TAXES

     The effective tax rate used to record the provision for income taxes for the six month period ended January 1, 1999 was 51% compared with a 64% effective tax rate used to record the benefit from income taxes for the six month period ended January 2, 1998. The effective tax rate used to record the provision for taxes for the six month period ended January 1, 1999 exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes, and foreign taxes on certain earnings generated in higher tax rate jurisdictions. The effective tax rate used to record the benefit from income taxes for the six month period ended January 2, 1998 was based on the expected annual effective tax rate applicable to anticipated fiscal 1998 operating income as adjusted for the amortization of nondeductible goodwill. Seagate Software expects its annual effective tax rate on anticipated operating income for fiscal 1999 to approximate 50% absent the effects, if any, of its anticipated contribution of NSMG to New Veritas. The projected effective tax rate exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes and foreign taxes on certain earnings generated in higher tax rate jurisdictions.

     Seagate Software is included in the consolidated federal and certain combined and consolidated state and foreign income tax returns of Seagate Technology, Seagate Software's majority stockholder. Seagate Technology and Seagate Software have entered into a tax sharing agreement (the "Tax Allocation Agreement"). Pursuant to certain terms of the Tax Allocation Agreement, Seagate Software's ability to recognize the tax benefits of certain net operating loss carryforwards and foreign and domestic tax credits can

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

be impacted by Seagate Technology's anticipated operating income for fiscal 1999. Accordingly, Seagate Software's expected annual effective tax rate of 50% on anticipated operating income may be subject to adjustment in future quarters.

COMPREHENSIVE INCOME

     As of July 4, 1998 Seagate Software adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on Seagate Software's net income or stockholders' equity. SFAS 130 requires that foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, be included in accumulated other comprehensive income. The differences between Seagate Software's comprehensive income and net income for the periods presented are not material.

CONTRIBUTION OF NSMG TO NEW VERITAS

     Seagate Software, Seagate Technology and NSMG announced on October 5, 1998 that they had entered into an Agreement and Plan of Reorganization (the "Plan") as of such date with Veritas Software Corporation ("Veritas") and a newly-formed holding company, Veritas Holding Corporation ("New Veritas"). The Plan provides for the contribution by Seagate Software of those assets used primarily in the network and storage management business of Seagate Software (the "NSMG Business"), in consideration for the issuance of shares of Common Stock of New Veritas to Seagate Software and the offer by New Veritas to grant options to purchase Common Stock of New Veritas to certain of Seagate Software's employees who become employees of New Veritas. New Veritas will also assume certain liabilities of the NSMG Business. In addition, Veritas will become a wholly-owned subsidiary of New Veritas. This contribution of NSMG to New Veritas is structured to qualify as a tax-free exchange and will be accounted for as a non-monetary transaction and Seagate Software will record a substantial gain and a step-up in basis for its investment in New Veritas as more fully disclosed below.

     In connection with the contribution of NSMG to New Veritas, New Veritas will issue shares of Common Stock to Seagate Software equal to 40% of the fully diluted Common Stock equivalent equity interests in New Veritas (assuming conversion of all convertible securities, including the Veritas convertible debentures, and exercise of all dilutive options and warrants) less that number of shares of New Veritas Common Stock issuable upon exercise of New Veritas options issued to Seagate Software employees who surrender their outstanding options to purchase shares of Seagate Software's Common Stock. In addition, the former security holders of Veritas will be issued New Veritas securities representing approximately 60% of the fully diluted Common Stock equivalent equity interests in New Veritas.

     The contribution of NSMG to New Veritas is subject to a number of conditions, including but not limited to the effectiveness of a Registration Statement on Form S-4 to be filed by New Veritas with the Securities and Exchange Commission, approval by the stockholders of Veritas and Seagate Software, the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary closing conditions.

     Seagate Software anticipates recording a substantial gain and certain expenses in connection with the contribution of NSMG to New Veritas. The gain will be recorded in fiscal 1999. However, because Seagate Software will own approximately 41% (computed on an outstanding shares basis) of New Veritas, including the Network & Storage Management Group after the exchange, it will not recognize a gain on 100% of the contribution of the NSMG to New Veritas. Seagate Software will record a gain on the exchange equivalent to the difference between approximately 59% of the fair value of the New Veritas stock received and approximately 59% of Seagate Software's basis in the net NSMG business assets exchanged. Seagate

                             SEAGATE SOFTWARE, INC.

                                  (UNAUDITED)

Software will account for its investment in New Veritas using the equity method. Seagate Software will allocate the difference between the recorded amount of its investment in New Veritas and the amount of its underlying equity in the net assets of New Veritas based upon the fair value of the underlying assets and liabilities of New Veritas. Subsequent to the combination, Seagate Software's operating results will include approximately 41% of the operating results of New Veritas, adjusted to amortize the difference between the recorded amount of Seagate Software's investment and the amount of its underlying equity in the net assets of New Veritas. The expenses will include a substantial one-time write-off of in-process research and development during fiscal 1999 as well as amortization of goodwill and intangibles over the next four years. The magnitude of the gain and expenses to be recorded will depend on several factors, including the price of New Veritas common stock, the number of shares of stock exchanged, and the number of options to purchase Seagate Software common stock that are surrendered by employees of NSMG who receive New Veritas options.

     NSMG comprised approximately 54% of consolidated assets, 60% of consolidated revenues, and contributed $2.9 million in profit to the total consolidated net loss of $9.3 million for the fiscal year ended 1998 (65% of consolidated assets, 64% of consolidated revenues, and 119% of consolidated net income at and for the second fiscal quarter of 1999). If the transaction with New Veritas is consummated along the lines currently contemplated, it will result in a substantial reduction in ongoing consolidated revenues and will result in net losses in periods subsequent to the exchange resulting from the amortization of intangible assets and goodwill associated with New Veritas.

     Seagate Technology, the Company's parent, anticipates that it will offer to purchase outstanding vested and unvested shares of Seagate Software in exchange for shares of Seagate Technology common stock. The exchange ratio of Seagate Software shares for Seagate Technology shares will be determined based on the estimated fair value of the Seagate Software shares divided by the fair market value of Seagate Technology common stock. The estimated fair value of the Seagate Software shares will be determined based upon the sum of the fair value of the NSMG business (as measured by the fair value of the shares to be received from New Veritas), plus the estimated fair value for the Information Management Group as determined by the Seagate Software Board of Directors, plus the assumed proceeds from the exercise of all stock options, divided by the number of fully converted shares of Seagate Software.

     The fair value of shares purchased less the original price paid by the employees will be recorded as compensation expense by Seagate Software for those shares outstanding or vested less than six months. The purchase of Seagate Software shares that have been outstanding and vested more than six months will be accounted by Seagate Software as the purchase of minority interest and, accordingly, the fair value of the shares exchanged will be allocated to all of the identifiable tangible and intangible assets, including in-process research and development and goodwill, and liabilities of Seagate Software. The amounts allocated to in-process research and development will be expensed in the period in which the shares are exchanged.

LITIGATION


     See Part II, Item 1 of this Form 10-Q/A for a description of legal proceedings.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN FORWARD-LOOKING INFORMATION

     Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") are forward-looking statements based on current expectations, and entail various risks and uncertainties that could cause actual results to differ from those projected in such forward-looking statements. Certain of these risks and uncertainties are set forth below in the sections entitled "Results of Operations," "Liquidity and Capital Resources" and "Factors Affecting Future Operating Results." Certain sections in this Quarterly Report on Form 10-Q/A have been identified as containing forward-looking statements. The reader is cautioned that other sections and other sentences not so identified may also contain forward-looking information.

OVERVIEW

     Seagate Software develops and markets software products and provides related services enabling business users and information technology ("IT") professionals to manage enterprise information. Headquartered in Scotts Valley, California, Seagate Software has over 40 offices and operations in 17 countries worldwide. Seagate Software is a majority-owned and consolidated subsidiary of Seagate Technology, Inc. ("Seagate Technology"), a data technology company that provides products for storing, managing and accessing digital information on computer systems. As of January 1, 1999, Seagate Technology and one of its subsidiaries held 99.4% of Seagate Software's outstanding capital stock. On a fully converted basis, the outstanding minority interests of Seagate Software amounted to approximately 18.0%, which consisted of Common Stock, options to purchase its Common Stock issued pursuant to the 1996 Stock Option Plan (the "Option Plan") and Common Stock subject to repurchase. Such options and stock are held by certain current and former employees, directors and consultants of Seagate Software and Seagate Technology.

     Seagate Software was incorporated in Delaware in November 1993 and commenced operations in May 1994 pursuant to Seagate Technology's merger with Crystal Computer Services, Inc., a company engaged in developing and marketing report writing software. From August 1994 to June 1996, Seagate Technology acquired eight software companies, which were engaged in developing and marketing business intelligence ("BI") or network and/or storage management software products. In February 1996, Seagate Technology merged with Conner Peripherals, Inc. ("Conner") in a transaction accounted for as a pooling-of-interests. In connection with the merger, Seagate Technology purchased the outstanding minority interests in Conner's storage management software operations under Arcada Holdings, Inc. ("Arcada") for $85.1 million, which resulted in allocations to goodwill and other intangibles for $47.4 million, write-off of in-process research and development of $43.9 million and a deferred tax liability of $6.2 million. In April 1996, Seagate Technology consolidated its software operations into Seagate Software. In June 1998, Seagate Software acquired Eastman Software Storage Management Group, Inc. ("Eastman"), a company engaged in developing, producing and marketing hierarchical storage management ("HSM") products for the Windows NT platform. The purchase price of approximately $10,000,000 was paid in cash which resulted in allocations to goodwill and other intangibles of $3.2 million and a write-off of in-process research and development of $6.8 million. Seagate Software accounted for the acquisition using the purchase method, and the results of operations of Eastman are only included in Seagate Software's operations since the acquisition was completed.

     On October 5, 1998, Seagate Software signed a definitive agreement to contribute its Network & Storage Management Group business ("NSMG") to a newly-formed holding company, Veritas Holding Corporation ("New Veritas"), which will also acquire Veritas Software Corporation ("Veritas"). See "Notes to Condensed Consolidated Financial Statements -- Veritas Transaction."

     Seagate Software expects to incur certain expenses in connection with the contribution of NSMG to New Veritas. These expenses include a substantial one-time write-off of in-process research and development during fiscal 1999, as well as amortization of goodwill and intangibles over the next four years related to the Company's investment in New Veritas. Seagate Software also expects to record a substantial gain on the contribution of NSMG to New Veritas.* The magnitude of the expenses and the gain will depend on several factors, including the price of Veritas common stock, the number of shares of stock exchanged, and the number of options to purchase Seagate Software common stock that are surrendered by employees of NSMG who receive New Veritas options.

     NSMG comprised approximately 54% of consolidated assets, 60% of consolidated revenues, and contributed $2.9 million in profit to the total consolidated net loss of $9.3 million for the fiscal year ended 1998 (65% of consolidated assets, 64% of consolidated revenues, and 119% of consolidated net income at and for the second fiscal quarter of 1999). If the transaction with New Veritas is consummated along the lines currently contemplated, it will result in a substantial reduction in ongoing consolidated revenues and will result in net losses in periods subsequent to the exchange resulting from the amortization of intangible assets and goodwill.

     Seagate Software operates and reports financial results on a fiscal year of 52 or 53 weeks ending on the Friday closest to June 30. Accordingly, fiscal 1998 was 53 weeks and ended on July 3, 1998 and fiscal 1999 will be 52 weeks and will end on July 2, 1999. All references to years in this Form 10-Q/A represent fiscal years unless otherwise noted.

RESTATEMENT OF FINANCIAL STATEMENTS

     Seagate Software had previously allocated a portion of goodwill to developed technology and evaluated the impairment of goodwill based on the revenues from related software. Using this method, Seagate Software recorded write-downs and write-offs of goodwill in fiscal 1997 in the amount of $10,259,000. Seagate Software has re-evaluated its methodology and determined that goodwill should not be allocated to developed technology under Accounting Principles Board Opinion 17, "Intangible Assets". As a result, Seagate Software has made adjustments to decrease the amounts of goodwill previously written-down and written-off from $10,259,000 to $6,173,000 in fiscal 1997. The additional goodwill of $4,086,000 is being amortized over the remaining estimated useful lives of approximately 5 years.

     The effect of this adjustment on previously reported consolidated financial statements as of and for the three months ended January 1, 1999 and January 2, 1998 is as follows (in thousands except per share amounts):

                                                          AS REPORTED               AS RESTATED
                                                    -----------------------   -----------------------
                                                    JANUARY 1,   JANUARY 2,   JANUARY 1,   JANUARY 2,
                                                       1999         1998         1999         1998
                                                    ----------   ----------   ----------   ----------
Amortization of goodwill and other intangibles....  $   3,148    $   5,546    $   3,343    $   5,741
Income (loss) from operations.....................     15,035        1,343       14,840        1,148
Net income (loss).................................      8,025        2,353        7,830        2,158
Basic income (loss) per share.....................      32.77        15.30        31.98        14.03
Diluted income (loss) per share...................       0.13         0.04         0.13         0.04
Goodwill and other intangible assets, net.........     42,110       59,146       44,677       62,493
Accumulated deficit...............................   (280,298)    (281,247)    (277,731)    (277,900)

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     The effect of this adjustment on previously reported consolidated financial statements as of and for the six months ended January 1, 1999 and January 2, 1998 is as follows (in thousands except per share amounts):

                                                          AS REPORTED               AS RESTATED
                                                    -----------------------   -----------------------
                                                    JANUARY 1,   JANUARY 2,   JANUARY 1,   JANUARY 2,
                                                       1999         1998         1999         1998
                                                    ----------   ----------   ----------   ----------
Amortization of goodwill and other intangibles....  $   6,346    $   9,002    $   6,736    $   9,392
Income (loss) from operations.....................     16,618       (2,056)      16,228       (2,446)
Net income (loss).................................      8,877         (562)       8,487         (952)
Basic income (loss) per share.....................      37.77        (4.38)       36.11        (7.42)
Diluted income (loss) per share...................       0.14        (4.38)        0.14        (7.42)
Goodwill and other intangible assets, net.........     42,110       59,146       44,677       62,493
Accumulated deficit...............................   (280,298)    (281,247)    (277,731)    (277,900)

RESULTS OF OPERATIONS

     REVENUES. Seagate Software's revenues are primarily derived from the sale of product licenses, software maintenance, technical support, training and consulting. During the first quarter of 1999, Seagate Software began recognizing license revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition". Revenues from software license agreements are generally recognized at the time of product delivery, provided that fees are fixed or determinable, evidence of an arrangement exists, collectibility is probable and Seagate Software has vendor-specific objective evidence of fair value. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the maintenance term, which is typically 12 months. Service revenues from training and consulting are recognized when such services are performed.

     Total revenues increased 27% and 23% over the comparable year-ago quarter and the comparable year-ago six month period, respectively. Licensing revenues increased 24% to $76.6 million and 20% to $137.5 million for the three and six months ended January 1, 1999 as compared to the three and six months ended January 2, 1998. The increase in licensing revenues over the comparable year-ago periods was primarily due to a net increase in the number of NSMG product licenses sold for sales of NSMG's Backup Exec for Windows NT and Desktop Management Suite and IMG's Crystal Info products. Maintenance, support, and other revenues increased 44% to $15.4 million and 41% to $29.5 million for the three and six months ended January 1, 1999 from $10.7 million and $21.0 million for the three and six months ended January 2, 1998. The increase in maintenance, support and other revenues over the comparable year-ago quarter was primarily due to increases in maintenance, training and consulting revenues resulting from a larger installed customer base. Additionally, Seagate Software continued to expand both its indirect and direct sales channels. Revenues from indirect sales channels increased 28% to $65.4 million and 27% to $118.3 million in the three and six months ended January 1, 1999 from $50.9 million and $93.1 million for the comparable three and six month year-ago periods. Revenues from direct sales channels increased 25% to $26.7 million and 15% to $48.6 million in the three and six months ended January 1, 1999 from $21.4 million and $42.2 million in the three and six months ended January 2, 1998.

     COST OF REVENUES. The cost of revenues consists of amortization of acquired developed technology, royalties, product packaging, documentation, duplication, production and the cost of maintenance, consulting support and other services. Acquired developed technology is amortized based on the greater of the straight-line method over its estimated useful life (30 to 48 months) or the ratio of current revenues to total current and anticipated future revenues. The total cost of revenues as a percentage of total revenues decreased 3% and 4% over the comparable year-ago quarter and the comparable year-ago six month period, respectively. The primary reasons for the improved gross margins were a decline in the amortization of developed technology for the three and six months ended January 1, 1999 as a result of intangible assets that were fully amortized during or at the start of the first quarter of fiscal 1999 and one time write-offs of obsolete inventory during the first quarter of 1998. Additionally, the cost of license revenues as a percentage of related revenues continues to decline due to lower product packaging and documentation costs resulting from higher licensing and royalty based revenues. The gross margins from maintenance, support and other revenues increased 6% and 2% over the comparable year-ago quarter and the comparable year-ago six month period, respectively, primarily due to an increase in higher margin maintenance revenues.

     SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel-related expenses, advertising, sales and marketing promotions and customer technical support costs. Total sales and marketing expenses increased 26% for the three and six months ended January 2, 1999 over the comparable year-ago periods. The increase in sales and marketing expenses over the comparable year-ago periods was primarily due to expansion of Seagate Software's sales force and increases in advertising, promotion and technical support costs necessary to support revenue growth, particularly outside of North America. As a percent of total revenues, total sales and marketing expenses were 43% and 44% for the three months ended January 1, 1999 and January 2, 1998, respectively. Total sales and marketing expenses as a percent of total revenues remained at 45% for the six months ended January 1, 1999 and January 2, 1998, respectively.

     RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of personnel-related expenses, depreciation of development equipment and facilities and occupancy costs. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of Seagate Software's products and general release of such software has substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant. Total research and development expenses increased 15% to $13.6 million in the three months ended January 1, 1999 from $11.8 million in the three months ended January 2, 1998 and increased 14% to $26.3 million in the six months ended January 1, 1999 from $23.2 million in the comparable year-ago six month period. The increase in research and development expenses over the comparable year-ago quarter was primarily due to increases in personnel and related expenses, including those specifically related to the Eastman acquisition, the support of new product development and localization costs. As a percentage of total revenues, research and development expenses were 15% and 16% in the three months ended January 1, 1999 and January 2, 1998, respectively and 16% and 17% in the six months ended January 1, 1999 and January 2, 1998, respectively.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel-related expenses for finance, legal, information technology, human resources and general management, fixed asset depreciation and outside services. Total general and administrative expenses decreased 20% to $8.3 million in the three months ended January 1, 1999 from $10.4 million in the three months ended January 2, 1998. A decrease in total general and administrative expenses of 11% to $17.3 million occurred in the six month period ended January 1, 1999 when compared to the comparable year-ago period. The decrease over the comparable year-ago quarter was primarily due to management's efforts to reduce general management and administrative costs. As a percentage of total revenues, general and administrative expenses were 9% and 14% in the three months ended January 1, 1999 and January 2, 1998, respectively. These same expenses were 10% and 14% in the six months ended January 1, 1999 and January 2, 1998, respectively.

     AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Goodwill represents the excess of the purchase price of acquired companies over the estimated fair values of the tangible and intangible net assets acquired. Goodwill is amortized on a straight-line basis over six to seven years. Other intangible assets consist of acquired trademarks, assembled workforces, distribution networks, developed technology, customer bases, and covenants not to compete. Amortization of other intangibles, other than acquired developed technology, which is included in the cost of revenues, is provided based on the straight-line method over the respective useful lives of the assets ranging from one to five years. Total amortization of goodwill and other intangibles decreased 42% to $3.3 million in the three months ended January 1, 1999 from $5.7 million in the three months ended January 2, 1998. Amortization of goodwill and other intangibles decreased 28% to $6.7 million during the six months ended January 1, 1999 from $9.4 million for the six months ended January 2, 1998. The decrease in the amortization of goodwill and other intangibles over the comparable year-ago three and six month periods was primarily due to decreases in amortization expense based on certain amounts becoming fully amortized during or as of the start of the first fiscal quarter of 1999, partially offset by increases in amortization expense due to goodwill acquired as part of the Eastman acquisition. As a percentage of total revenues, amortization of goodwill and other intangibles was 4% and 8% in the three months ended January 1, 1999 and January 2, 1998, respectively and 4% and 7% in the six months ended January 1, 1999 and January 2, 1998, respectively.

     INTEREST EXPENSE AND OTHER, NET. Interest expense was $46,000 and $202,000 for the three and six months ended January 1, 1999, a decrease of 87% and 69% from the comparable three and six month year-ago periods. The decrease in interest expense over the comparable year-ago quarter was primarily due to repayments on the revolving loan to Seagate Technology as a result of increased cash flow generated from operations. Other income, net increased $570,000 and $873,000 for the three and six months ended January 1, 1999 as compared to the three and six months ended January 2, 1998 primarily due to foreign currency translation gains resulting from Seagate Software's Canadian operations.

     INCOME TAXES. The effective tax rate used to record the provision for income taxes for the six month period ended January 1, 1999 was 51% compared with a 64% effective tax rate used to record the benefit from income taxes for the six month period ended January 2, 1998. The effective tax rate used to record the provision for taxes for the six month period ended January 1, 1999 exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes, and foreign taxes on certain earnings generated in higher tax rate jurisdictions. The effective tax rate used to record the benefit from income taxes for the six month period ended January 2, 1998 was based on the expected annual effective tax rate applicable to anticipated fiscal 1998 operating income as adjusted for the amortization of nondeductible goodwill. Seagate Software expects its annual effective tax rate on anticipated operating income for fiscal 1999 to approximate 50% absent the effects, if any, of its anticipated contribution of NSMG to New Veritas. The projected effective tax rate exceeds the U.S. statutory rate primarily due to the amortization of goodwill and certain other purchased intangible assets that is not deductible for tax purposes and foreign taxes on certain earnings generated in higher tax rate jurisdictions.

     Seagate Software is included in the consolidated federal and certain combined and consolidated state and foreign income tax returns of Seagate Technology, Seagate Software's majority stockholder. Seagate Technology and Seagate Software have entered into a tax sharing agreement (the "Tax Allocation Agreement"). Pursuant to certain terms of the Tax Allocation Agreement, Seagate Software's ability to recognize the tax benefits of certain net operating loss carryforwards and foreign and domestic tax credits can be impacted by Seagate Technology's anticipated operating income for fiscal 1999. Accordingly, Seagate Software's expected annual effective tax rate of 50% on anticipated operating income may be subject to adjustment in future quarters.

LIQUIDITY AND CAPITAL RESOURCES

     Seagate Software's total cash was $848,000 and $15.1 million as of January 1, 1999 and July 3 1998, respectively. The decrease in cash was primarily due to loan repayments to Seagate Technology of $154.2 million and purchases of equipment, leasehold improvements and intangible assets of $5.2 million, partially offset by borrowings from Seagate Technology of $121.8 million, cash flows from operating activities of $22.9 million and the sale of common stock for $461,000. Seagate Software's cash is maintained in highly liquid operating accounts and primarily consists of bank deposits.

     Seagate Software's operations have been financed by cash flows from operating activities and borrowings from the Seagate Technology. Such borrowings are available to Seagate Software under a Revolving Loan Agreement between Seagate Software and Seagate Technology. Under the Revolving Loan Agreement, Seagate Technology finances certain of Seagate Software's working capital requirements. The Revolving Loan Agreement, which provides for maximum borrowings of up to $60,000,000, is renewable every two years and expires on July 3, 2000. Interest is paid at the LIBOR rate plus 2% per annum on such borrowings (7.063% at January 1, 1999). The loan balance was $0 as of January 1, 1999.

     In addition to the Revolving Loan Agreement with Seagate Technology, certain foreign subsidiaries have line of credit facilities with third party financial institutions. These line of credit facilities provide for additional borrowings of up to an equivalent of approximately $1,139,000 at January 1, 1999. Interest rates payable on borrowings are based on local bank prime interest rates. At January 1, 1999, there were $639,000 of outstanding borrowings under one line of credit.

     During the three months ended January 1, 1999, Seagate Software made investments totaling approximately $4.3 million for new office facilities, leasehold improvements, computers, furniture and office equipment. Seagate Software presently anticipates it will make investments in 1999 of approximately $15.0 million in equipment and leasehold improvements. * Additionally, product development activities may include cash to acquire technology.* Seagate Software expects that such investments will be funded from existing cash balances and cash flows from operations.*

     Seagate Software anticipates that the proposed contribution of NSMG to New Veritas will have a significant impact on its cash flows from continuing operations with respect to the exclusion of NSMG's operations. However, Seagate Software believes its current cash balances, its available borrowings from Seagate Technology and cash flows generated from Seagate Software's operations will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.* Furthermore, Seagate Software anticipates that future operating and investing activities may be financed by additional borrowings from Seagate Technology, equity financing or other sources.* Seagate Software believes that additional financing from Seagate Technology will be available at a reasonable cost.*

YEAR 2000 READINESS

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.*

     We consider a product to be "Year 2000 Ready" if the product's performance and functionality are unaffected by processing of dates prior to, during and after the year 2000, but only if all products (for example hardware, firmware, and software) used with the products properly exchange accurate date data with it.

     Seagate Software's Products

     Our products are used in numerous operating environments. We have assessed our products to determine whether or not they are Year 2000 Ready. Although we believe certain of our software products are Year 2000 Ready, we have determined that certain of our software products are not and will not be Year 2000 Ready. Our products that are not Year 2000 Ready are not material to our business, financial condition or results of operations. The inability of one or more of our products to properly manage and manipulate dates related to the Year 2000 could result in a material adverse effect on our business, financial condition or results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits. We are taking measures to inform our customers that those products are not and will not be Year 2000 Ready. To assist our customers in evaluating their Year 2000 issues, we have developed a list of those products that are Year 2000 Ready as stand-alone products. The list is located on Seagate Software's World Wide Web page and is periodically updated when we make additional product assessments.

     We anticipate that substantial litigation may be brought against vendors, including Seagate Software, of all software components of systems in which another vendor's component products are unable to properly manage data related to the Year 2000. Our customer agreements typically contain provisions designed to limit our liability for such claims. As a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions, it is possible that these measures will not provide us with protection from

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

liability claims.* If any such claims are brought against us, regardless of their merit, our business, financial condition and results of operations could be materially adversely affected from factors that include increased warranty costs, customer satisfaction issues and the costs of potential lawsuits.

     Our Systems

     We have also initiated a comprehensive program to address Year 2000 readiness in our internal systems and in those of our customers and suppliers. Our program has been designed to address our most critical internal systems first and to gather information regarding the Year 2000 compliance of products supplied to Seagate Software and into which our products are integrated. The scope of our internal Year 2000 readiness project includes information technology, non-information technology and embedded technology for all critical systems, and includes all offices worldwide, critical vendors, suppliers, customers and partners. We currently expect to be Year 2000 ready by December 31, 1999.

     We are using the following phased approach to Year 2000 readiness: inventory, assessment, testing, remediation and contingency planning. Anticipated dates of completion for our two lines of business are as follows:

                                               NETWORK & STORAGE       INFORMATION
                                                MANAGEMENT GROUP     MANAGEMENT GROUP
                                               ------------------    ----------------
1. Inventory.................................  Complete              March 1, 1999
2. Assessment................................  April 30, 1999        April 1, 1999
3. Testing...................................  June 1, 1999          July 1, 1999
4. Remediation...............................  September 30, 1999    December 1, 1999
5. Contingency Planning......................  September 30, 1999    August 1, 1999

     These activities are intended to encompass all major categories of systems in use by Seagate Software, including operations, technical support, engineering, sales, finance and human resources. To date, we have not incurred material costs related to assessment and remediation of Year 2000 readiness. We are still in the process of conducting our Year 2000 audit. We currently estimate the cost of internal Year 2000 issues will be less than $3.0 million. However, if the costs of future remediation exceed such amount, then the costs required to address the Year 2000 issue could have a material adverse effect on our business, financial condition or results of operations.

     Our material third party relationships include relationships with fulfillment houses, banks, payroll services vendors, utilities, distribution partners and key customers. These relationships have been inventoried, and we are now assessing the risks relating to these relationships. We believe that certain of these relationships are of significant importance to our future operations.* We have contacted our significant suppliers and have received assurances of Year 2000 compliance from a number of those contacted. However, most of our suppliers are under no contractual obligation to provide such information to us. We do not currently have reason to believe that any such third parties have significant internal Year 2000 problems that will not remediated.* However, in the event any such third parties were to have an unremediated Year 2000 problem, it could have a material adverse effect on our business, financial condition or results of operations.

     Customer Purchasing Patterns

     We believe that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 readiness or defer purchases of new systems to avoid encountering additional unforeseen Year 2000 problems. Additional short-term expenditures for remediation of existing Year 2000 problems may result in

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectation. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

reduced funds available to purchase products such as those offered by Seagate Software, which could have a material adverse effect on our business, operating results or financial condition.*

     We believe that a most likely worst case Year 2000 scenario would result in a disruption of infrastructure, including the possible loss of power and disruption of transportation systems. We believe that no effective contingency planning for such disruption is possible. We also believe that additional elements of the most likely worst case Year 2000 scenario include the loss of fulfillment services, banking services, and/or distribution services. Although discussions of contingency planning for these problems has begun, no contingency plan is yet in place. We currently expect to complete contingency planning by September 30, 1999.* We could experience material adverse effects on our business if we fail to successfully implement a contingency plan. Those material adverse effects could include delays in the delivery or sale of our products.

FACTORS AFFECTING FUTURE OPERATING RESULTS

RISKS FROM THE CONTRIBUTION OF OUR NETWORK & STORAGE MANAGEMENT GROUP

     Seagate Technology consolidated its software businesses into a single entity called Seagate Software in 1996. Seagate Software's business currently consists of two primary divisions, NSMG and the Information Management Group. Seagate Software announced on October 5, 1998 that it will contribute NSMG to New Veritas. Seagate Software and Seagate Software optionees who will become employees of New Veritas will receive approximately 40% of the fully-diluted equity in New Veritas.

     Seagate Software faces a number of risks prior to and after the closing of the contribution of NSMG to New Veritas including:

     - our management personnel may be distracted from day to day operations by the transaction;

     - employees of the Information Management Group may be distracted by concerns about whether we will continue to operate that business or spin it off;

     - NSMG's customers may delay or cancel orders due to uncertainty about the transaction;

     - the ongoing original equipment manufacturer ("OEM") relationship between NSMG and Seagate Technology's tape drive operations may be disrupted;

     - we have agreed not to compete in certain storage management software businesses for a specified period of time after the closing and may not be able to benefit from future opportunities in that market;

     - we will not have control over the management of New Veritas, although initially we will have two representatives on its board of directors;

     - we will only be permitted to sell our interest in New Veritas in limited increments in compliance with certain SEC rules or to bear the expense in filing a registration statement; and

     - our Information Management Group has shared certain employees with NSMG who have provided accounting, legal, information technology, and other services to us. Many of these employees will become employees of New Veritas. The Information Management Group may experience delay and difficulty in conducting its day to day operations until replacement services have been fully implemented.

POTENTIAL FLUCTUATIONS IN ANNUAL AND/OR QUARTERLY OPERATING RESULTS

     We often experience a high volume of sales at the end of our fiscal quarter. Therefore, it may be late in the quarter before we are able to determine that our costs are too high in relation to our actual sales. If this

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

were to happen, we would not be able to reduce these costs and, consequently, our net income would be reduced or our net loss increased.* In addition, our operating results have been and may, in the future, be subject to significant quarterly fluctuations as a result of a number of other factors including:

     - the timing of orders from and shipment of products to major customers, primarily distributors such as Ingram Micro Inc. ("Ingram");

     - our ability to develop, introduce, and market new products and product enhancements in a timely fashion, particularly with respect to Seagate Backup Exec, Seagate Info and Seagate Crystal Reports;

     - changes in the prices of our products and our competitors' products;

     - our customers' preference for competing technologies in lieu of our products such as Seagate Backup Exec, Seagate Info and Seagate Crystal Reports;

     - our inability to reduce our costs in relation to our revenues (because we ship our products shortly after we receive orders and operate with no backlog);

     - the impact of changes in foreign currency exchange rates on the cost of our products and the effective price of such products to foreign consumers; and

     - competition and consolidation in our industry.

REVENUE CONCENTRATION

     Our new products must be accepted by customers in order for us to be successful. If our products are not purchased as a result of competition, technological change or other factors, then our business, operating results and financial condition would be materially adversely affected.

     Our software products have a fixed life cycle that is difficult to estimate. If we do not develop and introduce new products before our existing products have completed their life cycles, then we will be unable to sustain or increase our level of sales.* We cannot be sure that we will continue to be successful in marketing our key products or any new products, applications or product enhancements.

     We currently obtain most of our revenue from a limited number of software products and anticipate this to be the case in the foreseeable future.* Sales to a small number of customers generate a disproportionate amount of our revenues. For example, Seagate Software derived 21% of its revenues from sales to Ingram in the six months ended January 1, 1999. If Ingram, or any other significant customer, reduces its purchases from us, our business, financial condition, and results of operations would be materially adversely affected unless we substantially increased sales to other customers. Because our contracts with Ingram (or any other customer) do not require them to purchase any specified number of software licenses from us, we cannot be sure that our significant customers will continue to purchase our products at their current levels.

RELIANCE ON SALES STAFF, CHANNEL PARTNERS AND STRATEGIC RELATIONSHIPS

     We sell and support our products through: our sales staff, third party distributors, and OEMs. We also have a strategic relationship with Microsoft that enables us to bundle our products with Microsoft's products, and we have developed and are developing certain utilities and products to be a part of Microsoft's products.* If Microsoft reduces the nature and quantity of its relationship with us, our business, operating results and financial condition would be materially adversely affected.

     We have made significant expenditures in recent years to expand our sales and marketing force. We intend to continue to expand our Information Management Group sales and marketing force after the closing

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

of the contribution of NSMG to New Veritas.* Our future success will depend in part upon the productivity of our Information Management Group sales and marketing force.* During the second quarter of fiscal 1999, we experienced significant turnover in our Information Management Group's sales personnel management. We believe that our ability to continue to attract, integrate, train, motivate and retain new sales and marketing personnel will also affect our success.* We face intense competition for sales and marketing personnel in the software industry, and we cannot be sure that we will be successful in hiring and retaining such personnel in accordance with our plans. Even if we hire and train sufficient numbers of sales and marketing personnel, we cannot be sure that our recent and other planned expenses will generate enough additional revenue to exceed these costs. In the event that the contribution of NSMG to New Veritas does not close, we would also continue to expand NSMG's sales and marketing force.*

     We generate a substantial portion of our revenue by selling our products to distributors and OEMs. Our distributors and OEMs decide whether or not to include our products with those they sell and generally can carry and sell product lines that are competitive with ours. Because OEMs and distributors carry other product lines and are not required to make a specified level of purchases from us, we cannot be sure that they will prioritize selling our products. These distributors and OEMs are also generally entitled to terminate their relationship with us without cause. Our business, financial results and operating condition would be materially adversely affected if some or all of our current distributors and OEMs discontinued selling our products and we failed to find comparable replacements.*

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

     Our products are used in combination with other software and computer hardware systems. The market for our products is characterized by rapidly changing technology, changing customer needs, evolving industry standards and frequent new product introductions. Our future success will therefore depend on our ability to design, develop, test and support new software products and enhancements on a timely and cost effective basis.*

     If we do not respond to changing market conditions and customer requirements by developing and introducing new products in a timely manner, then our business, operating results or financial condition could be materially adversely affected.*

     COMPETITION

     Our industry, including the business intelligence market in which the Information Management Group participates and the network and storage management software market in which NSMG participates, is intensely competitive and is characterized by rapidly changing technology and evolving standards. We expect additional competition from other established and/or emerging companies and as a result of future software industry consolidations.* We expect that our competitors will offer new and existing products at lower prices, if necessary, to gain or retain market share and customers.* We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies. Increased competition can be expected to cause price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results or financial condition.* Current and potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and support of their products than we are able to do.*

     It is possible that new competitors or alliances among our competitors may emerge and rapidly acquire significant market share. In addition, network operating system vendors could introduce new or upgrade existing operating systems or environments that could render our products obsolete and unmarketable.

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     In connection with the contribution of NSMG to New Veritas, we have agreed not to re-enter some of the segments in which NSMG participates for a specified period of time. We may not be able to compete effectively with other companies that can offer solutions in the business intelligence software segment and the areas in which we have agreed not to re-enter.*

     We also face indirect competition from present and potential customers, including Microsoft or other strategic partners, that continuously evaluate whether to develop their own software products and components internally or obtain them from outside sources. If our strategic partners decide to develop the utilities and other products we have in the past provided, it could have a material adverse effect on our business, results of operations and financial condition.*

     There can be no assurance that we will be able to compete successfully against current or future competitors. If we fail to compete successfully, our business, operating results and financial condition may be materially adversely affected.*

ACQUISITION RELATED ACCOUNTING CHARGES WILL REDUCE OUR PROFITS

     We intend to continue our expansion of the Information Management Group through internal growth as well as acquisitions.* Acquisitions involve numerous risks including:

     - the difficulties of integrating the operations and products of the acquired businesses,

     - the potential loss of key employees or customers of the acquired businesses.

     We expect that we will continue to incur substantial expenses as we acquire other businesses including charges for the write-off of in-process research and development.* Our operating results have fluctuated in the past and may fluctuate in the future because of the timing of such write-offs.* For example, we incurred a charge to operations in the fourth quarter of fiscal 1998 of approximately $7 million for the write-off of in-process research and development related to our acquisition of Eastman Software Storage Management Group, Inc.

THE SECURITIES AND EXCHANGE COMMISSION'S COMMENTS REGARDING IN-PROCESS RESEARCH AND DEVELOPMENT MAY RESULT IN RESTATEMENTS OF OUR HISTORICAL FINANCIAL STATEMENTS

     We have accounted for several of our past acquisitions, including the write-off of in-process research and development activities, in accordance with established accounting practices and based upon expert third party valuations. After the fiscal years in which these transactions occurred, the Securities and Exchange Commission provided additional guidance on the determination of in-process research and development write-offs in a letter dated October 9, 1998 to the American Institute of Certified Public Accountants. In connection with filings with the Securities and Exchange Commission regarding the contribution of the Network & Storage Management Group business to New Veritas and related transactions, the staff of the Securities and Exchange Commission commented upon the application of such additional guidance with respect to our historical financial statements. Until the Securities and Exchange Commission completes its review and its comments have been resolved, any impact from the application of the additional guidance can not be quantified.

RISKS OF SYSTEMS FAILURES

     Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by catastrophic events such as fire, natural disaster, power loss, telecommunications failures, and unauthorized intrusion. We believe that we have taken prudent measures to

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

reduce the risk of interruption in our operations. However, we cannot be sure that these measures are sufficient. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition.

RISKS FROM INTERNATIONAL OPERATIONS

     We have significant offshore operations including development facilities, sales personnel and customer support operations. Our offshore operations are subject to certain inherent risks including:

     - fluctuations in currency exchange rates;

     - lack of acceptance of localized products;

     - longer payment cycles for sales in foreign countries;

     - difficulties in staffing and managing international operations;

     - seasonal reductions in business activity in the summer months in Europe and certain other countries;

     - increases in tariffs, duties, price controls, other restrictions on foreign currencies or trade barriers imposed by foreign countries;

     - management of an enterprise spread over various countries;

     - the burden of complying with a wide variety of foreign laws; and

     - political unrest, particularly in areas in which we have facilities.

     These factors could have a material adverse effect on our business, operating results and financial condition in the future.

     Our products are priced in U.S. dollars even when sold to customers who are located abroad. The currency instability in the Asian and other financial markets may make our products more expensive than products sold by other manufacturers that are priced in one of the effected currencies. Therefore, foreign customers may reduce purchases of our products.* We anticipate that the recent turmoil in financial markets and the recent deterioration of the underlying economic conditions in certain countries, including those in Asia and the Far East, may have an impact on our sales to customers located in or whose end-user customers are located in those countries due to:*

     - the impact of currency fluctuations on the relative price of Seagate Software's products,

     - restrictions on government spending imposed by the International Monetary Fund in those countries receiving the International Monetary Fund's assistance,

     - customers' reduced access to working capital to fund software purchases, such as our products, due to:

        - higher interest rates,

        - reduced bank lending due to contractions in the money supply or the deterioration in the customer's or its bank's financial condition, or

        - the inability to access other financing

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     Our success will be heavily dependent on our proprietary technology. We rely primarily on the following to protect our proprietary rights:

     - patents,

     - copyrights,

     - trademarks and trade secret rights,

     - confidentiality procedures,

     - employee and third party nondisclosure agreements, and

     - licensing restrictions.

     Such efforts provide only limited protection.

     We also rely in part on shrink-wrap licenses that are not signed by end users and, therefore, may be unenforceable under the laws of certain jurisdictions.

     Even though we take these steps, someone may be able to copy or otherwise obtain and use our products and technology without authorization. Policing unauthorized use of our products is difficult. Although we cannot determine the extent of existing piracy of our products, we expect that software piracy will be a persistent problem.* Third parties may also develop similar technology independently. We believe that effective protection of intellectual property rights is unavailable or limited in certain foreign countries.*

     Our competitors may successfully challenge the validity or scope of our patents, copyrights and trademarks.* We cannot be sure that our patents, copyrights and trademarks will provide us with a competitive advantage or that our competitors will not design around any patents issued to us. We are not aware that any of our products infringe upon the proprietary rights of third parties, but, in the future, third parties may claim that our current or future products infringe that party's rights.* We believe that software product developers will be increasingly subject to claims of infringement as the functionality of products in our industry segment overlaps.* If we were subject to a claim of infringement, regardless of its merit, such claim would have the following impacts on us that could have a material adverse effect on our business, operating results or financial condition:

     - require costly litigation to resolve,

     - absorb significant management time, or

     - require us to enter into unfavorable royalty or license agreements.

SOFTWARE PRODUCT ERRORS OR DEFECTS

     Software products as complex as those we offer frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Despite product testing, our products may contain defects or software errors.* If our products have errors, they could:

     - cause a negative customer reaction that could reduce future sales;

     - generate negative publicity regarding Seagate Software and our products;

     - harm our reputation;

     - reduce or limit customer's adoption of our products;

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

     - require us to make extensive changes to the product; or

     - result in customers' delaying their purchase until the errors or defects have been remedied, which would cause our revenues to be reduced or delayed.

     Any of these occurrences could have a material adverse effect upon our business, operating results or financial condition.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. Existing or future federal, state or local laws or ordinances or unfavorable judicial decisions may make these provisions ineffective.* Because our products are used in system management, resource optimization and business intelligence applications, our liability could be substantial if we receive an unfavorable judgement, which could have a material adverse effect upon our business, operating results or financial condition.*

DEPENDENCE ON KEY PERSONNEL

     Our future performance depends to a significant degree upon the continued service of our key members of management as well as marketing, sales, and product development personnel.* The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition.* We believe our future success, particularly with respect to the Information Management Group after the contribution of NSMG to New Veritas, will also depend in large part upon our ability to attract and retain highly skilled management, marketing, sales, and product development personnel.* We have experienced intense competition for such personnel and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining them in the future.

FACING RISKS OF LITIGATION

     We are subject to litigation arising in the ordinary course of our business. While we believe that the ultimate outcome of these actions will not have a material adverse effect on us, the outcome of these actions is not determinable, and negative outcomes may adversely effect our financial position, liquidity, or results of operations. See Part II, Item 1 of this Form 10-Q for a description of legal proceedings.

RISKS FROM CONVERSION TO SINGLE EUROPEAN CURRENCY.

     On January 1, 1999, certain member states of the European Economic Community fixed their respective currencies to a new currency, the Single European Currency. On that day the Single European Currency became a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these countries will be conducted both in the existing national currency, such as the French Franc or the Deutsche Mark, as well as the Single European Currency. Companies operating in or conducting business in these countries, will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies and the Single European Currency.

     We are still assessing the impact that the introduction and use of the Single European Currency will have on our internal systems. We will take corrective actions based on such assessment but do not presently expect that introduction and use of the Single European Currency will materially affect our foreign exchange and hedging activities or use of derivative instruments or will result in any material increase in our costs.* While we will continue to evaluate the impact of the Single European Currency introduction over time, based on currently available information, we do not believe that the introduction of the Single European Currency will have a material adverse impact on Seagate Software's financial condition or overall trends in results of operations, nor have the introduction and use of the Single European Currency had such effects to date.*

---------------

* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that Seagate Software's actual future performance will meet Seagate Software's current expectations. Readers are cautioned that other sections and other sentences not so identified may also contain forward-looking information.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     FOREIGN CURRENCY RISK. The local currency is the functional currency for Seagate Software's foreign operations. Gains and losses on translation into U.S. dollars of foreign operations are recorded as a separate component of stockholders' equity. Foreign currency fluctuations have not had a significant effect on Seagate Software's results of operations, and Seagate Software does not engage in foreign currency hedging programs.

     INTEREST RATE RISK. Seagate Software's exposure to market risk for changes in interest rates relates primarily to Seagate Software's borrowings under a Revolving Loan Agreement between Seagate Software and Seagate Technology. Seagate Software pays interest to Seagate Technology at the LIBOR rate plus 2% per annum on such borrowings (7.063% at January 1, 1999). Seagate Software typically uses available cash in excess of amounts required for operating activities to pay amounts due under the Revolving Loan Agreement. Accordingly, Seagate Software has not had a significant level of funds available for investment purposes. Interest rate fluctuations have not had a significant effect on Seagate Software's results of operations.

                                    PART II

                               OTHER INFORMATION
ITEM 1. LEGAL PROCEEDINGS


     On November 10, 1997, Vedatech Corporation commenced an action in the High Court of Justice Chancery Division in the United Kingdom against Seagate Software Information Management Group Ltd., our wholly owned subsidiary, claiming breach of an oral agreement and infringement of a Vedatech U.K. copyright in the Japanese translation of one of Seagate Software's products and seeking monetary and injunctive relief. No specific damage amount has yet been claimed. We have hired local counsel in the U.K., reviewed documents and conducted interviews. We filed an initial response in the U.K. court on January 13, 1998 and are now in the discovery process.



     Furthermore, on December 22, 1998, a former employee commenced an action in the Superior Court of Santa Cruz County, California, against Seagate Software claiming promissory fraud and fraudulent inducement to enter a contract, breach of contract, constructive wrongful discharge and related claims and seeking monetary and injunctive relief. Specifically, the former employee alleges that a Seagate Software officer agreed to sell him a division of our Network & Storage Management Group business. No specific damage amount has been claimed.



     Seagate Software believes these complaints have no merit and intends vigorously to defend these actions. However, if unfavorable outcomes were to arise, there can be no assurance that such outcomes would not have a material adverse effect on Seagate Software's liquidity, financial position, or results of operations.


     In addition to the foregoing, Seagate Software is engaged in legal actions arising in the ordinary course of its business and believes that the ultimate outcome of these actions will not have a material adverse effect on Seagate Software's financial position, liquidity, or results of operations.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

     The following exhibits are included herein:


    2.1.1(A)   Amended and Restated Agreement and Plan of Reorganization by
               and among VERITAS Holding Corporation, VERITAS Software
               Corporation, Seagate Technology, Inc., Seagate Software,
               Inc. and Seagate Software Network & Storage Management
               Group, Inc.
    2.1.2      Amendment to Amended and Restated Agreement and Plan of
               Reorganization by and among VERITAS Holding Corporation,
               VERITAS Software Corporation, Seagate Technology, Inc.,
               Seagate Software, Inc. and Seagate Software Network &
               Storage Management Group, Inc.
    4.2(A)     Form of Stockholder Agreement by and among VERITAS Holding
               Corporation, VERITAS Software Corporation, Seagate
               Technology, Inc. and Seagate Software, Inc.
    4.3(A)     Form of Registration Rights Agreement by and among VERITAS
               Holding Corporation and Seagate Software, Inc.
    10.1.1(A)  1996 Stock Option Plan, as amended
    10.15+(A)  Development and License Agreement dated as of October 5,
               1998 by and among Seagate Technology, Inc., VERITAS Holding
               Corporation and VERITAS Software Corporation.
    10.16+(A)  Cross License and Original Equipment Manufacturing Agreement
               dated as of October 5, 1998 by and among Seagate Software
               Information Management Group, Inc., VERITAS Holding
               Corporation and VERITAS Software Corporation.
    10.16.1    Amendment No. 1 to Cross-License and OEM Agreement.
    27.1(A)    Amended Financial Data Schedule


---------------
 + Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment filed pursuant to 17 C.F.R. 200.80(b)(4), 200.83 and 230.24b-2.

(A) Previously filed.
                                  V-54 (II-1)

(b) Reports on Form 8-K

     A report on Form 8-K was filed with the Securities and Exchange Commission on October 20, 1998 regarding the agreement of Seagate Technology, Seagate Software, Veritas Software Corporation and Veritas Holding Corporation to contribute Seagate Software's Network & Storage Management Group business and Veritas Software Corporation's business to Veritas Holding Corporation.

                                  V-55 (II-2)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         SEAGATE SOFTWARE, INC.
                                              (Registrant)



DATE: April 21, 1999                                      By: /s/ TERENCE R. CUNNINGHAM
                                                          TERENCE R. CUNNINGHAM
                                                          President and Chief Operating Officer

DATE: April 21, 1999                                      By: /s/ ELLEN E. CHAMBERLAIN
                                                          ELLEN E. CHAMBERLAIN
                                                          Senior Vice President, Treasurer and
                                                          Chief Financial Officer


                                  V-56 (II-3)

                             SEAGATE SOFTWARE, INC.

                               INDEX TO EXHIBITS


     EXHIBIT
     NUMBER
     -------
    2.1.1(A)   Amended and Restated Agreement and Plan of Reorganization by
               and among VERITAS Holding Corporation, VERITAS Software
               Corporation, Seagate Technology, Inc., Seagate Software,
               Inc. and Seagate Software Network & Storage Management
               Group, Inc.
    2.1.2      Amendment to Amended and Restated Agreement and Plan of
               Reorganization by and among VERITAS Holding Corporation,
               VERITAS Software Corporation, Seagate Technology, Inc.,
               Seagate Software, Inc. and Seagate Software Network &
               Storage Management Group, Inc.
    4.2(A)     Form of Stockholder Agreement by and among VERITAS Holding
               Corporation, VERITAS Software Corporation, Seagate
               Technology, Inc. and Seagate Software, Inc.
    4.3(A)     Form of Registration Rights Agreement by and among VERITAS
               Holding Corporation and Seagate Software, Inc.
    10.1.1(A)  1996 Stock Option Plan, as amended
    10.15+(A)  Development and License Agreement dated as of October 5,
               1998 by and among Seagate Technology, Inc., VERITAS Holding
               Corporation and VERITAS Software Corporation.
    10.16+(A)  Cross License and Original Equipment Manufacturing Agreement
               dated as of October 5, 1998 by and among Seagate Software
               Information Management Group, Inc., VERITAS Holding
               Corporation and VERITAS Software Corporation.
    10.16.1    Amendment No. 1 to Cross-License and OEM Agreement.
    27.1(A)    Amended Financial Data Schedule


---------------
 + Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment filed pursuant to 17 C.F.R. 200.80(b)(4), 200.83 and 230.24b-2.

(A) Previously filed.

                                  V-57 (II-4)

                                                                      APPENDIX W

     CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR TELEBACKUP SHAREHOLDERS

     In the opinion of Parlee McLaws, Calgary, Alberta, counsel for TeleBackup, and Osler, Hoskin and Harcourt, Calgary, Alberta, counsel for New VERITAS, the following is a summary of the principal Canadian federal income tax considerations generally applicable to TeleBackup shareholders in relation to the transactions described herein, who, for purposes of the Income Tax Act (Canada), hold their TeleBackup common shares and will hold their Exchangeco class A non-voting shares, Exchangeco exchangeable shares and shares of New VERITAS common stock as capital property and deal at arm's length with TeleBackup, Exchangeco and New VERITAS. All TeleBackup shareholders should consult their own tax advisors as to whether, as a matter of fact, they hold their TeleBackup common shares and will hold their Exchangeco class A non-voting shares, Exchangeco exchangeable shares and shares of New VERITAS common stock as capital property for purposes of the Tax Act. This summary does not apply to a holder with respect to whom New VERITAS is a foreign affiliate within the meaning of the Tax Act. This summary also does not apply to a holder that is a "financial institution" as defined in the Tax Act for purposes of certain provisions in the Tax Act relating to securities held by financial institutions (the mark-to-market rules).

     This summary is based on the current provisions of the Tax Act, the Regulations thereunder, the current provisions of the Canada-United States Income Tax Convention, or the "Tax Treaty", and counsel's understanding of the current published administrative practices of Revenue Canada. This summary takes into account the amendments to the Tax Act and Regulations publicly announced prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. However, no assurances can be given that the proposed amendments will be enacted in the form proposed, or at all.

     Except for the foregoing, this summary does not take into account or anticipate any changes in law or administrative practice, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

     WHILE THIS SUMMARY IS INTENDED TO ADDRESS THE PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, IT IS OF A GENERAL NATURE ONLY, IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL INCOME TAX CONSEQUENCES, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR TELEBACKUP SHAREHOLDER. THE INCOME TAX CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN WILL VARY DEPENDING ON A NUMBER OF FACTORS. THEREFORE, SUCH HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES AND THE CONSEQUENCES OF THE TRANSACTIONS DESCRIBED HEREIN. NO ADVANCE INCOME TAX RULING HAS BEEN OBTAINED FROM REVENUE CANADA TO CONFIRM THE TAX CONSEQUENCES OF ANY OF THE TRANSACTIONS DESCRIBED HEREIN.

     For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of shares of New VERITAS common stock, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the time such amounts arise.

SHAREHOLDERS RESIDENT IN CANADA

     The following portion of the summary is applicable to TeleBackup shareholders who, for purposes of the Tax Act and any bilateral tax treaty, are resident or deemed to be resident in Canada.

AMALGAMATION OF AMALCO AND TELEBACKUP AND RECEIPT OF EXCHANGECO CLASS A NON-VOTING SHARES.

     Upon the amalgamation of Amalco and TeleBackup holders of TeleBackup common shares will be deemed to have disposed of their TeleBackup common shares for proceeds of disposition equal to their adjusted cost base immediately before the amalgamation and to have acquired the Exchangeco class A non-voting shares for a cost equal to such proceeds of disposition.

EXCHANGE OF EXCHANGECO CLASS A NON-VOTING SHARES FOR NEW VERITAS COMMON SHARES

     On the exchange of Exchangeco class A non-voting shares for New VERITAS common shares, holders will, in general, realize a capital gain or a capital loss equal to the amount by which the proceeds of disposition of the Exchangeco class A non-voting shares, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holders of the Exchangeco class A non-voting shares. For these purposes, the proceeds of disposition will generally be the fair market value of the New VERITAS common shares received on the exchange plus any amount received by the holder in lieu of a fractional New VERITAS common share. The taxation of capital gains and capital losses is described below in respect of a redemption or exchange of Exchangeco exchangeable shares.

EXCHANGE OF EXCHANGECO CLASS A NON-VOTING SHARES FOR EXCHANGECO EXCHANGEABLE SHARES

     Provided that, at the closing of the TeleBackup combination, the aggregate adjusted cost base of a holder's Exchangeco class A non-voting shares exceeds the sum of (i) the amount of any cash received in respect of a fractional Exchangeco exchangeable share and (ii) the fair market value of the voting rights and exchange rights under the trust agreement acquired by such holder in connection with the exchange of its Exchangeco class A non-voting shares and net of any reasonable costs of disposition, such holder will not realize a capital gain for purposes of the Tax Act on the exchange. To the extent that such sum, net of any reasonable costs of disposition, exceeds the aggregate adjusted cost base of such holder's Exchangeco class A non-voting shares, such holder will realize a capital gain for purposes of the Tax Act. The taxation of capital gains is described below in respect of a redemption or exchange of Exchangeco exchangeable shares.

     On the exchange, an Exchangeco shareholder will be deemed to have acquired:

          (i) Exchangeco exchangeable shares for a cost equal to the amount, if any, by which the adjusted cost base to such holder of the Exchangeco class A non-voting shares exceeds the sum of (i) the fair market value of the voting rights and exchange rights in respect of the shareholder's Exchangeco exchangeable shares and (ii) any cash received by the holder in lieu of a fractional Exchangeco exchangeable share; and

          (ii) the voting rights and exchange rights in respect of the shareholder's Exchangeco exchangeable shares for a cost equal to their fair market value.

     For these purposes, a holder of Exchangeco class A non-voting shares will be required to determine the fair market value of the voting rights and exchange rights on a reasonable basis for purposes of the Tax Act. TeleBackup is of the view and has advised counsel that the voting rights and exchange rights have only nominal value. Therefore, a holder of Exchangeco class A non-voting shares should not realize a capital gain on the exchange of Exchangeco class A non-voting shares for Exchangeco exchangeable shares. Such determination of value is not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this.

CALL RIGHTS

     TeleBackup is of the view and has advised counsel that no amount should be allocated to the liquidation call right, the redemption call right and the retraction call right granted to New VERITAS under the plan of arrangement (collectively, the "Call Rights"). In particular, TeleBackup is of the view that the Call Rights have only nominal value. On this basis, no shareholder should realize a gain at the time that any of such rights are granted to New VERITAS. Such determinations of value are not binding on Revenue Canada and counsel can express no opinion on matters of factual determination such as this. If Revenue Canada successfully asserts that a holder of Exchangeco exchangeable shares had received consideration for granting the Call Rights, the holder will realize a capital gain equal to the amount of the consideration received.

DIVIDENDS

     In the case of an Exchangeco shareholder who is an individual, dividends received or deemed to be received on the Exchangeco exchangeable shares will be included in computing the Exchangeco shareholder's income, and will be subject to the gross-up and dividend tax credit rules contained in the Tax Act normally applicable to taxable dividends received from corporations resident in Canada.

     The Exchangeco exchangeable shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Accordingly, Exchangeco will be subject to a 66 2/3% tax under Part VI.1 of the Tax Act on dividends (other than certain excluded dividends) paid or deemed to be paid on the Exchangeco exchangeable shares. Such tax may be recoverable if and to the extent Exchangeco is subject to tax under Part I of the Tax Act. Dividends received or deemed to be received on the Exchangeco exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Tax Act applicable to certain corporate shareholders.

     If New VERITAS or any person with whom New VERITAS does not deal at arm's length is a "specified financial institution" under the Tax Act at a point in time that a dividend is paid on an Exchangeco exchangeable share, then, subject to the exemption described below, dividends received or deemed to be received by an Exchangeco shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under
Part I of the Tax Act. Such dividend will not be subject to tax under Part IV of the Tax Act. A corporation will generally be a specified financial institution for these purposes if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, and corporations controlled by or related to such entities. New VERITAS has informed counsel that it is of the view that neither it, nor any person with whom it does not deal at arm's length or any partnership or trust of which New VERITAS or any person with whom it does not deal at arm's length is a member or beneficiary, is a specified financial institution at the current time but there can be not assurances that this status will not change prior to any dividend which is received or deemed to be received by a corporate shareholder.

     This denial of the dividend deduction for a corporate shareholder will not in any event apply if at the time a dividend is received or deemed to be received, the Exchangeco exchangeable shares are listed on a prescribed stock exchange, which currently includes the Alberta Stock Exchange, New VERITAS controls Exchangeco, and the recipient, together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or person is a member or beneficiary, respectively, does not receive dividends on more that 10% of the issued and outstanding Exchangeco exchangeable shares.

     Subject to the foregoing, in the case of a shareholder that is a corporation, other than a "specified financial institution" as defined in the Tax Act, dividends received or deemed to be received on the Exchangeco exchangeable shares will normally be deductible in computing its taxable income.

     In the case of a shareholder that is a specified financial institution, such a dividend will be deductible in computing its taxable income only if either:

          (i) the specified financial institution did not acquire the Exchangeco exchangeable shares in the ordinary course of the business carried on by such institution; or

          (ii) at the time of the receipt of the dividend by the specified financial institution, the Exchangeco exchangeable shares are listed on a prescribed stock exchange in Canada, which currently includes the Alberta Stock Exchange, and the specified financial institution, either alone or together with persons with whom it does not deal at arm's length, does not receive or is not deemed to receive dividends in respect of more than 10% of the issued and outstanding Exchangeco exchangeable shares.

     A shareholder that is a "private corporation", as defined by the Tax Act, or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Exchangeco exchangeable shares to the extent that such dividends are deductible in computing the shareholder's taxable income.

REDEMPTION OR EXCHANGE OF TELEBACKUP EXCHANGEABLE SHARES

     On the redemption, including a retraction of an Exchangeco exchangeable share by Exchangeco, the holder of an Exchangeco exchangeable share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value, at the time of the redemption, of the share of New VERITAS common stock received by the shareholder from Exchangeco on the redemption plus the amount, if any, of all accrued but unpaid dividends on the Exchangeco exchangeable share) exceeds the paid-up capital at that time of the Exchangeco exchangeable share so redeemed. The amount of any such deemed dividend will be subject to the tax treatment accorded to dividends described above. On the redemption, the holder of an Exchangeco exchangeable share will also be considered to have disposed of the Exchangeco exchangeable share, but the amount of such deemed dividend will be excluded in computing the shareholder's proceeds of disposition for purposes of computing any capital gain or capital loss arising on the disposition of the Exchangeco exchangeable share. In the case of a shareholder that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

     On the exchange of an Exchangeco exchangeable share by the holder thereof with New VERITAS for a share of New VERITAS common stock, or upon the disposition of an Exchangeco exchangeable share to New VERITAS under New VERITAS' retraction call right or the redemption call right under the Plan of Arrangement, the holder will in general realize a capital gain or a capital loss equal to the amount by which the proceeds of disposition of the Exchangeco exchangeable share, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of the Exchangeco exchangeable share. For these purposes, the proceeds of disposition will generally be the fair market value of a share of New VERITAS common stock at the time of exchange plus the amount of all accrued but unpaid dividends on the Exchangeco exchangeable share received by the holder as part of the exchange consideration.

     Three-quarters of any such capital gain, the "taxable capital gain", will be included in the Exchangeco shareholder's income for the year of disposition. Three-quarters of any capital loss so realized the "allowable capital loss" may, subject to the detailed rules of the Tax Act, be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the shareholder for the year of disposition may, subject to the detailed rules of the Tax Act, be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

     A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains but not dividends or deemed dividends deductible in computing taxable income.

     If the holder of an Exchangeco exchangeable share is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an Exchangeco exchangeable share may be reduced by the amount of dividends received or deemed to have been received by it on such share or on the Exchangeco class A non-voting shares previously owned by such holder, to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a holder is a member of a partnership or a beneficiary of a trust that owns Exchangeco exchangeable shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Exchangeco exchangeable shares.

     The cost base of a share of New VERITAS common stock received on the retraction, redemption or exchange of an Exchangeco exchangeable share will be equal to the fair market value of the share of New VERITAS common stock at the time of such event. The cost of any such New VERITAS common stock will be averaged with the adjusted cost base of any other New VERITAS common stock held by an Exchangeco shareholder immediately before that time for purposes of determining the holder's adjusted cost base of the holder's New VERITAS common stock.

     Because of the existence of the retraction call right, a holder exercising the right of retraction in respect of an Exchangeco exchangeable share cannot control whether such holder will receive a share of New VERITAS common stock by way of redemption of the Exchangeco exchangeable share by Exchangeco or by way of purchase of the Exchangeco Exchangeable share by New VERITAS. As described above, the Canadian federal income tax consequences of a redemption differ from those of a purchase. However, a holder who exercises the right of retraction will be notified if the retraction call right will not be exercised by New VERITAS, and if such holder does not wish to proceed, such holder may cancel the notice of retraction and retain such holder's Exchangeco exchangeable share.

NEW VERITAS COMMON STOCK

     Dividends on New VERITAS common stock will be included in the recipient's income for the purposes of the Tax Act. Such dividends received by an individual New VERITAS shareholder will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A corporation which is a New VERITAS shareholder will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. United States non-resident withholding tax on such dividends will be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act.

DISPOSITION OF NEW VERITAS COMMON STOCK

     A disposition or deemed disposition of a share of New VERITAS common stock by a holder will generally result in a capital gain or capital loss equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed or are less than the adjusted cost base to the holder of the share of New VERITAS common stock.

ELIGIBILITY FOR INVESTMENT

     FOREIGN PROPERTY. Provided the Exchangeco exchangeable shares are listed on a prescribed stock exchange in Canada which currently includes the Alberta Stock Exchange and Exchangeco maintains a substantial presence in Canada, the Exchangeco exchangeable shares will not be foreign property under the Tax Act for trusts governed by registered pension plans, registered retirement savings plans, registered retirement income funds and deferred profit sharing plans or for certain other tax-exempt persons. TeleBackup has informed Canadian tax counsel that it currently satisfies the substantial presence test and expects that Exchangeco will continue to do so. The voting rights and exchange rights will be foreign property under the Tax Act. However, as indicated above, TeleBackup is of the view that the fair market value of these rights is nominal. New VERITAS common stock will be foreign property under the Tax Act.

     QUALIFIED INVESTMENTS. Provided the Exchangeco class A non-voting and Exchangeco exchangeable shares are listed on a prescribed stock exchange in Canada, which currently includes the Alberta Stock Exchange, the Exchangeco class A non-voting and Exchangeco exchangeable shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans. In certain other circumstances, such shares may also be qualified investments. New VERITAS common stock will be a qualified investment under the Tax Act for such plans provided such shares remain listed on the Nasdaq National Market or are listed on certain other stock exchanges prescribed under the Regulations to the Tax Act. The voting rights and exchange rights of the Exchangeco exchangeable shares will not be qualified investments under the Tax Act. However, as indicated above, TeleBackup is of the view that the fair market value of these rights is nominal.

DISSENTING SHAREHOLDERS

     Holders of TeleBackup common shares are permitted to dissent from the plan of arrangement in the manner set out in section 184 of the Alberta Act, as modified by the interim order of the Alberta court. A dissenting TeleBackup shareholder will be entitled, in the event the plan of arrangement becomes effective, to be paid by TeleBackup the fair value of the TeleBackup common shares hold by such holder determined as of the appropriate date. See "-- Rights of dissent" on page 127 of the attached document. Under the current administrative practice of Revenue Canada, where a shareholder dissents from an amalgamation and receives a cash payment for his shares from the amalgamated corporation, the shareholder is considered to have realized proceeds of disposition rather than a deemed dividend. Because of uncertainties under the relevant legislation as to whether an amount paid to a holder of TeleBackup common shares who dissents from the Arrangement will be treated as proceeds of disposition, or as the payment of a dividend to the extent such payment exceeds the paid-up capital of the TeleBackup common shares, dissenting shareholders should consult their own tax advisors in this regard. Additional income tax considerations may be relevant to dissenting shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of the summary is applicable to holders of TeleBackup common shares who, for purposes of the Tax Act and any bilateral tax treaty, have not been and will not be resident or deemed to be resident in Canada at any time while they have held TeleBackup common shares or will hold Exchangeco class A non-voting and Exchangeco exchangeable shares or shares of New VERITAS common stock and to whom such shares are not taxable Canadian property and in the case of a non-resident of Canada who carries on an insurance business in Canada and elsewhere, the shares are not "designated insurance property" as defined in the Tax Act and are not effectively connected with its Canadian insurance business.

     Generally, TeleBackup common shares, Exchangeco class A non-voting and Exchangeco exchangeable shares and shares of New VERITAS common stock will not be taxable Canadian property provided that such shares are listed on a prescribed stock exchange, which currently include the Alberta Stock Exchange and Nasdaq National Market, the holder does not use or hold, and is not deemed to use or hold, the TeleBackup common shares, the Exchangeco class A non-voting and Exchangeco exchangeable shares or the shares of New VERITAS common stock, as applicable, in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of TeleBackup, Exchangeco or New VERITAS at any time within five years preceding the date in question. In the case of shares of New VERITAS, even if the holder exceeds the 25% threshold with respect to shares of New VERITAS common stock referred to in the preceding sentence, the shares of New VERITAS common stock may not be taxable Canadian property; such holders should consult their own tax advisors to determine whether their shares of New VERITAS common stock constitute taxable Canadian property. TeleBackup has applied for the listing of the Exchangeco class A non-voting and Exchangeco exchangeable shares on the Alberta Stock Exchange and New VERITAS has indicated that it intends to use its best efforts to cause Exchangeco to maintain such listing.

     A holder of TeleBackup common shares will not be subject to tax under the Tax Act on the amalgamation of TeleBackup and Amalco and the receipt of the Exchangeco class A non-voting shares, the exchange of Exchangeco class A non-voting shares for Exchangeco exchangeable shares or on the exchange of an Exchangeco exchangeable share for a share of New VERITAS common stock, except to the extent the exchange gives rise to a deemed dividend (discussed below), or on the sale or other disposition of an Exchangeco exchangeable share or a share of New VERITAS common stock.

     Dividends paid on the Exchangeco exchangeable shares are subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For example, under the Tax Treaty, the rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner and who is resident in the United States for purposes of the Tax Treaty.

     A holder whose Exchangeco exchangeable shares are redeemed either under TeleBackup's redemption right or pursuant to the holder's retraction rights will be deemed to receive a dividend as described above, which deemed dividend will be subject to withholding tax as described in the preceding paragraph.

     Holders of TeleBackup common shares are permitted to dissent from the plan of arrangement in the manner set out in section 184 of the Alberta Act, as modified by the interim order of the Alberta court. A dissenting TeleBackup shareholder will be entitled, in the event the plan of arrangement becomes effective, to be paid by TeleBackup the fair value of the TeleBackup common shares held by such holder determined as of the appropriate date. See "-- Rights of dissent" on page 127 of the attached document. Under the current administrative practice of Revenue Canada, where a shareholder dissents from an amalgamation and receives a cash payment for his shares from the amalgamated corporation, the shareholder is considered to have realized proceeds of disposition rather than a deemed dividend. Because of uncertainties under the relevant legislation as to whether an amount paid to a holder of TeleBackup common shares who dissents from the Arrangement will be treated as proceeds of disposition, or as the payment of a dividend to the extent such payment exceeds the paid-up capital of the TeleBackup common shares, dissenting shareholders should consult their own tax advisors in this regard. Deemed dividends will be subject to withholding tax as described above. Any capital gain realized by a dissenting TeleBackup shareholder will not be taxed under the Tax Act if the TeleBackup common shares in respect of which the right of dissent is exercised are not taxable Canadian property, as described above. Additional income tax considerations may be relevant to dissenting TeleBackup shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent.

                                                                      APPENDIX X

                                 ELECTION FORM

TO:      TELEBACKUP SYSTEMS INC. ("TELEBACKUP")

AND TO: MONTREAL TRUST COMPANY OF CANADA (THE "TRUSTEE")

     This Election Form is for use by registered holders of TeleBackup Common Shares in connection with the proposed Arrangement of TeleBackup under section 186 of the Business Corporations Act (Alberta) which is being submitted for shareholder approval at the special meeting of shareholders of TeleBackup to be held on May 17, 1999 and any adjournment or postponement thereof. It is understood that the election to be made hereby is subject to the terms, conditions and limitations set forth in the Plan of Arrangement. Capitalized terms used herein but not defined have the same meanings herein as in the Management Information Circular/Joint Proxy Statement/Prospectus ("Proxy Circular") dated on or about April 19, 1999.

     PLEASE CAREFULLY READ THE PROXY CIRCULAR AND THIS ENTIRE ELECTION FORM BEFORE EXECUTING AND RETURNING THIS ELECTION FORM. PLEASE ALSO NOTE THAT THIS IS NOT A LETTER OF TRANSMITTAL. DO NOT INCLUDE YOUR TELEBACKUP COMMON SHARES WITH THIS ELECTION FORM. IN THE EVENT THAT THE PROPOSED ARRANGEMENT OF TELEBACKUP IS COMPLETED, A LETTER OF TRANSMITTAL WILL BE FORWARDED TO YOU.

     ONLY REGISTERED HOLDERS OF TELEBACKUP COMMON SHARES WHO ARE CANADIAN RESIDENTS ARE ENTITLED TO MAKE THE ELECTION PROVIDED IN THIS ELECTION FORM. IF YOU ARE NOT A CANADIAN RESIDENT, OR YOU DO NOT WISH TO MAKE THE ELECTION, YOU MAY DISCARD THIS ELECTION FORM. HOLDERS OF TELEBACKUP COMMON SHARES WHO ARE CANADIAN RESIDENTS SHOULD BE AWARE THAT FAILURE TO ELECT TO RECEIVE TELEBACKUP EXCHANGECO INC. EXCHANGEABLE SHARES (THE "EXCHANGEABLE SHARES") MAY RESULT IN UNFAVOURABLE TAX CONSEQUENCES.

I. REPRESENTATIONS

     The undersigned represents and warrants that:

     (a) the undersigned is a resident of Canada within the meaning of the Income Tax Act (Canada):

          [ ] Yes  ________________________
                  (Social Insurance Number)

          [ ] No

     (b) the undersigned is the registered owner of the TeleBackup Common Shares to which this election relates; and

     (c) the undersigned has full power and authority to make the election herein contained.

II. ELECTION

     In accordance with the Plan of Arrangement, the undersigned irrevocably elects to exchange the TeleBackup Exchangeco Inc. Class "A" non-voting shares (the "Class "A" non-voting shares") that will be issued to the undersigned for Exchangeable Shares (the "Election"), such exchange to be effected at the Exchange Ratio pursuant to the terms of the Plan of Arrangement, as follows:

     (check one box)

     [ ] all Class "A" non-voting shares to which the undersigned is entitled to receive in exchange for the undersigned's TeleBackup Common Shares which are registered in the undersigned's name; OR

     [ ]  ____________  Class "A" non-voting shares only.

III. DEADLINE TO ELECT


     In order for your Election to be effective, this Election Form must be received by Montreal Trust Company of Canada at the address shown below no later than 4:30 p.m. Calgary time on May 25, 1999. IF THIS ELECTION FORM IS NOT RECEIVED BY MONTREAL TRUST COMPANY OF CANADA BY THAT TIME, YOU SHALL BE DEEMED NOT TO HAVE MADE THE ELECTION.


IV. LETTER OF TRANSMITTAL

     This is not a Letter of Transmittal and therefore you should not include any TeleBackup Common Share certificates with this Election Form. If the Arrangement is completed, a formal Letter of Transmittal will be mailed to you with instructions as to how you are to complete the Letter of Transmittal and receive your Exchangeable Shares.

V. DELIVERY

     The method used to deliver this Election Form is at your option and risk, and delivery will be deemed effective only when this Election Form is actually received. This Election Form must be delivered to the address set forth below. Otherwise, the use of registered mail is highly recommended.

VI. STREET NAME CERTIFICATES

     In addition to the TeleBackup Common Shares that are registered in your name, you may also hold other TeleBackup Common Shares in "street name". Shares are held in "street name" if your shares are listed on your account statement provided by your broker. If your TeleBackup Common Shares are registered in the name of a broker, your broker must make the election for you. They will make that election only if you so instruct them. WE STRONGLY RECOMMEND THAT YOU CONTACT YOUR BROKER AND PROVIDE YOUR BROKER WITH YOUR INSTRUCTIONS.

VII. GUARANTEE OF SIGNATURES

     If this Election Form is signed by an authorized representative of the registered owner of the TeleBackup Common Shares, such signature must be guaranteed by a Canadian chartered bank, trust company in Canada, a member of the Investment Dealers Association of Canada, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program (an "Eligible Institution"). This Election Form must also be accompanied by evidence of authority of the authorized representative to act for the registered owner. No guarantee is required if the signature is that of an Eligible Institution.

VIII. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES

     Questions and requests for assistance may be directed to the Trustee and additional copies of this Election Form may be obtained without charge from the Trustee at the phone number or the addresses listed below:

     Telephone:                         By hand, courier or registered mail:
     Montreal Trust Company of Canada   Montreal Trust Company of Canada
     (Calgary) Office                   Stock Transfer Services
     Telephone: (403) 267-6555          Western Gas Tower
     OR                                 600, 530 -- 8th Avenue S.W.
     1-888-267-6555 (Toll Free)         Calgary, Alberta T2P 3S8

IX. SIGNATURES


Dated:             , 1999                Signature of authorized
                                         representative
-------------------------------------    guaranteed by:
Signature of registered holder or
authorized representative                -------------------------------------
                                         Authorized signature
-------------------------------------
Signature of any joint holder
-------------------------------------
Name of shareholder (please print)
-------------------------------------
Telephone number
-------------------------------------
Name of authorized representative
(please print)

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit.

     As permitted by the Delaware General Corporation Law, the bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the bylaws are not exclusive.

     The indemnification provision in the bylaws, and the indemnity agreements to be entered into between the Registrant and its officers and directors, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liability arising under the Securities Act. The Registrant intends to enter into Indemnification Agreements with each of its current directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's restated certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

     The NSMG combination agreement and the TeleBackup combination agreement contain covenants on the part of the Registrant to maintain indemnification provisions in the charter documents of the surviving corporation of the NSMG combination and the TeleBackup combination which are identical to such provisions contained in the charter documents of VERITAS prior to the combinations. Registrant shall also honor, in all respects, all of the indemnity agreements entered into prior to the combinations, with VERITAS officers and directors, whether or not such persons continue in their positions with Registrant following the effective time. In addition, pursuant to the NSMG combination agreement, Registrant must use its commercially reasonable efforts to maintain director and officer liability insurance with coverages, which are similar to the coverages VERITAS maintained prior to the combinations for a period from and after the effective time until at least six years after the effective time. Descriptions of these covenants are contained in the prospectus which is part of this Registration Statement, in the NSMG combination agreement attached as Appendix A under the heading "Indemnification and Insurance -- VERITAS" and in the TeleBackup combination agreement attached as Appendix G under the heading "Indemnification."

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

     The following exhibits are filed herewith or incorporated by reference herein:


EXHIBIT
 NUMBER                            EXHIBIT TITLE
-------                            -------------
 2.01       Amended and Restated Agreement and Plan of Reorganization
            among VERITAS Holding Corporation, VERITAS Software
            Corporation, Seagate Technology, Inc., Seagate Software,
            Inc. ("Seagate Software") and Seagate Software Network &
            Storage Management Group (included as Appendix A to the
            prospectus)
 2.02       Amended and Restated Combination Agreement by and among
            VERITAS and TeleBackup Systems Inc. ("TeleBackup") (included as Appendix G to the prospectus)
 3.01       Form of Registrant's Restated Certificate of Incorporation
            (included as Appendix D to the prospectus)
 3.02       Form of Registrant's Bylaws (included as Appendix E to the prospectus)
 4.01       Registration Rights Agreement between VERITAS and Warburg,
            Pincus Investors, L.P. dated April 25, 1997 (incorporated by reference to Exhibit 4.01 of VERITAS' Quarterly Report on
            Form 10-Q for the quarter ended June 30, 1997 (the "June
            1997 Form 10-Q"))
 4.02       Nomination Agreement between VERITAS and Warburg, Pincus
            Investors, L.P. dated April 25, 1997 (incorporated by
            reference to Exhibit 4.02 to the June 1997 Form 10-Q)
 4.03       Indenture dated as of October 1, 1997 between VERITAS' and
            State Street Bank and Trust Company of California, N.A.
            (incorporated by reference to Exhibit 4.06 of VERITAS'
            Quarterly Report on Form 10-Q for the quarter ended
            September 30, 1997 (the "September 1997 Form 10-Q"))
 4.04*      Form of Supplemental Indenture
 4.05       Registration Rights Agreement dated as of October 1, 1997
            between VERITAS and UBS Securities LLC (incorporated by
            reference to Exhibit 4.07 to the September 1997 Form 10-Q)
 4.06*      Form of Rights Agreement between Registrant and the Rights
            Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred
            Stock, as Exhibit B the Form of Right Certificate and as
            Exhibit C the Summary of Rights to Purchase Preferred Shares
 4.07*      Form of Registration Rights Agreement between Registrant and
            Seagate Software
 4.08       Form of Stockholder Agreement between Registrant, VERITAS,
            Seagate Software and Seagate Technology
 4.09       Form of Specimen Stock Certificate (incorporated by
            reference to Exhibit 4.01 of VERITAS' Registration Statement on Form S-1 (File No. 33-70726) dated October 22, 1993, as amended)
 5.01*      Opinion of Fenwick & West LLP
 8.01*      Tax Opinion of Fenwick & West LLP
 8.02*      Tax Opinion of Wilson Sonsini Goodrich & Rosati,
            Professional Corporation
 8.03*      Tax Opinion of Kleinberg, Kaplan, Wolff & Cohen, P.C.
 9.01       Form of Voting, Support and Exchange Trust Agreement by and
            among the Registrant, VERITAS Software Corporation,
            TeleBackup and Montreal Trust Company of Canada (included as
            Appendix I to the prospectus)
10.01*+     Development and License Agreement
10.02*+     Cross License Agreement and OEM Agreement
10.03       VERITAS 1993 Equity Incentive Plan, as amended (included as
            Appendix Q to the prospectus)

EXHIBIT
 NUMBER                            EXHIBIT TITLE
-------                            -------------
10.04       VERITAS 1993 Employee Stock Purchase Plan, as amended
            (included as Appendix R to the prospectus)
10.05       VERITAS 1993 Directors Stock Option Plan, as amended
            (incorporated by reference to Exhibit 10.04 to VERITAS'
            Registration Statement on Form S-4 filed with the SEC on
            March 24, 1997 (the "March 1997 Form S-4"))
10.06       OpenVision Technologies, Inc. 1996 Employee Stock Purchase
            Plan, as amended (incorporated by reference to Exhibit 10.19 to the March 1997 Form S-4)
10.07       Office building sublease dated February 27, 1998, by and
            between VERITAS and Space Systems/Loral, Inc. (incorporated by reference to Exhibit 10.14 of VERITAS' Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the
            "September 1998 Form 10-Q"))
10.08       Office building lease dated April 30, 1998, by and between
            VERITAS and Ryan Companies US, Inc. (incorporated by
            reference to Exhibit 10.15 of the September 1998 Form 10-Q)
10.09#      VERITAS' 1997 Chief Executive Officer Compensation Plan
            (incorporated by reference to Exhibit 10.05 of VERITAS'
            Annual Report on Form 10-K for the year ended December 31,
            1997 filed with the SEC on March 2, 1998 (the "1997 Form
            10-K"))
10.10       VERITAS' 1997 Executive Officer Compensation Plan
            (incorporated by reference to Exhibit 10.06 of the 1997 Form
            10-K)
10.11*#     Form of Key Employee Agreement
10.12       Office Building Lease, dated September 2, 1994, as amended, by and between VERITAS and John Arriliaga and Richard T.
            Peery regarding property located in Mountain View,
            California (incorporated herein by reference to Exhibit
            10.09 of the VERITAS' Annual Report on Form 10-K for the
            year ended December 31, 1994 filed with the SEC on March 29,
            1995)
10.13       Amendment No 1. to Office Building Lease dated May 28, 1997 by and between VERITAS and John Arriliaga and Richard T.
            Perry (incorporated by reference to Exhibit 10.12 of the
            1997 Form 10-K)
10.14       Agreement dated November 7, 1996 between VERITAS Software
            India Pvt. Ltd. and Talwalkar & Talwalkar and Mr. Rajendra
            Dattatraya Pathak, Mrs. Kamal Trimbak Nighojkar, Mrs. Bakul
            Prabhakar Pathak, Mrs. Nalini Manohar Saraf, Mr. Narhar
            Vaman Pandit, Mr. Madhav Narhar Pandit, Ms. Madhavi Damodar
            Thite, and Ms. Medha Narhar Pandit relating to the
            development of certain premises in Pune, India (incorporated by reference to Exhibit 10.12 to the March 1997 Form S-4)
10.15*      Form of Indemnification Agreement to be entered into between
            Registrant and each of its Directors and Officers
10.16*      Amendment No. 1 to Cross-License and OEM Agreement
21.01*      Subsidiaries of Registrant
23.01       Consent of Ernst & Young LLP, Independent Auditors
23.02       Consent of Ernst & Young LLP, Independent Auditors
23.03       Consent of KPMG LLP, Independent Chartered Accountants
23.04       Consent of Fenwick & West LLP (included in Exhibit 5.01)
23.05       Consent of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation (included in Exhibit 8.02)
23.06*      Consent of Parlee McLaws
23.07       Consent of Kleinberg, Kaplan, Wolff & Cohen, P.C. (included in Exhibit 8.04)
23.08*      Consent of Osler, Hoskin & Harcourt
23.09       Consent of Ernst & Young LLP, Independent Auditors

EXHIBIT
 NUMBER                            EXHIBIT TITLE
-------                            -------------
24.01       Power of Attorney (see page II-6)
99.01       Consent of Mark Leslie
99.02       Consent of Terence R. Cunningham
99.03       Consent of Geoffrey Squire
99.04       Consent of Fred van den Bosch
99.05       Consent of Steven Brooks
99.06       Consent of William Janeway
99.07       Consent of Gregory B. Kerfoot
99.08       Consent of Stephen J. Luczo
99.09       Intentionally omitted
99.10       Consent of Joseph Rizzi
99.11*      Form of Proxy for VERITAS Software Corporation
99.12*      Form of Proxy for Seagate Software, Inc.


-------------------------

  * Previously filed.



  # Management contract or compensatory plan or arrangements.



  + Confidential treatment has been requested with respect to certain portions of this document.


(b) Financial Statement Schedules.

    Financial Statement Schedules have been omitted since they are either not required, not applicable, or because the information required is included in the financial statements or the notes thereto.

(c) Opinions of Financial Advisors.

    Opinion of Donaldson, Lufkin & Jenrette Securities Corporation (included as Appendix B to the prospectus).

    Opinion of Morgan Stanley & Co., Incorporated (included as Appendix C to the prospectus).

    Opinion of the OpMan Group (included as Appendix H to the prospectus).

ITEM 22. UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (2) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (5) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Certificate of Incorporation and the Bylaws of the Registrant and the Delaware General Corporation Law, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, VERITAS Holding Corporation has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on this 21st day of April, 1999.


                                      VERITAS HOLDING CORPORATION


                                      By:          /s/ MARK LESLIE

                                         ---------------------------------------

                                                    Mark Leslie


                                         Chief Executive Officer, President
                                                         and


                                                   Sole Director



     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following person in the capacities and on the date indicated.



                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----
               /s/ MARK LESLIE                 Chief Executive Officer, President     April 21, 1999
---------------------------------------------  and Sole Director
                 Mark Leslie

                               INDEX TO EXHIBITS


 EXHIBIT
 NUMBER                             EXHIBIT TITLE
---------                           -------------
  2.01       Amended and Restated Agreement and Plan of Reorganization
             among VERITAS Holding Corporation, VERITAS Software
             Corporation, Seagate Technology, Inc., Seagate Software,
             Inc. ("Seagate Software") and Seagate Software Network &
             Storage Management Group (included as Appendix A to the
             prospectus)
  2.02       Amended and Restated Combination Agreement by and among
             VERITAS Software Corporation, VERITAS Holding Corporation
             and TeleBackup Systems Inc. ("TeleBackup") (included as
             Appendix G to the prospectus)
  3.01       Form of Registrant's Restated Certificate of Incorporation
             (included as Appendix D to the prospectus)
  3.02       Form of Registrant's Bylaws (included as Appendix E to the prospectus)
  4.04*      Form of Supplemental Indenture
  4.06*      Form of Rights Agreement between Registrant and the Rights
             Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred
             Stock, as Exhibit B the Form of Right Certificate and as
             Exhibit C the Summary of Rights to Purchase Preferred Shares
  4.07*      Form of Registration Rights Agreement between Registrant and
             Seagate Software
  4.08       Form of Stockholder Agreement between Registrant, VERITAS,
             Seagate Software and Seagate Technology
  5.01*      Opinion of Fenwick & West LLP
  8.01*      Tax Opinion of Fenwick & West LLP
  8.02*      Tax Opinion of Wilson Sonsini Goodrich & Rosati,
             Professional Corporation
  8.03*      Tax Opinion of Kleinberg, Kaplan, Wolff & Cohen, P.C.
  9.01       Form of Voting, Support and Exchange Trust Agreement by and
             among the Registrant, VERITAS Software Corporation,
             TeleBackup and Montreal Trust Company of Canada (included as
             Appendix I to the prospectus)
 10.01*+     Development and License Agreement
 10.02*+     Cross License Agreement and OEM Agreement
 10.03       VERITAS 1993 Equity Incentive Plan, as amended (included as
             Appendix Q to the prospectus)
 10.04       VERITAS 1993 Employee Stock Purchase Plan, as amended
             (included as Appendix R to the prospectus)
 10.11*#     Form of Key Employee Agreement
 10.15*      Form of Indemnification Agreement to be entered into between
             Registrant and each of its Directors and Officers
 10.16*      Amendment No. 1 to Cross-License and OEM Agreement
 21.01*      Subsidiaries of Registrant
 23.01       Consent of Ernst & Young LLP, Independent Auditors
 23.02       Consent of Ernst & Young LLP, Independent Auditors
 23.03       Consent of KPMG LLP, Independent Chartered Accountants
 23.04       Consent of Fenwick & West LLP (included in Exhibit 5.01)
 23.05       Consent of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation (included in Exhibit 8.02)

 EXHIBIT
 NUMBER                             EXHIBIT TITLE
---------                           -------------
 23.06*      Consent of Parlee McLaws
 23.07       Consent of Kleinberg, Kaplan, Wolff & Cohen, P.C. (included in Exhibit 8.04)
 23.08*      Consent of Osler, Hoskin & Harcourt
 23.09       Consent of Ernst & Young LLP, Independent Auditors
 24.01       Power of Attorney (see page II-6)
 99.01       Consent of Mark Leslie
 99.02       Consent of Terence R. Cunningham
 99.03       Consent of Geoffrey Squire
 99.04       Consent of Fred van den Bosch
 99.05       Consent of Steven Brooks
 99.06       Consent of William Janeway
 99.07       Consent of Gregory B. Kerfoot
 99.08       Consent of Stephen J. Luczo
 99.09       Intentionally omitted
 99.10       Consent of Joseph Rizzi
 99.11*      Form of Proxy for VERITAS Software Corporation
 99.12*      Form of Proxy for Seagate Software, Inc.


-------------------------

  * Previously filed.



  # Management contract or compensatory plan or arrangements.



  + Confidential treatment has been requested with respect to certain portions of this document.